Form 20-F
period 2024-12-31
UBS Group AG
filed 2025-03-17
CIK 1610520

Annual Report 2024

1
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM
20-F

(Mark One)

☐

REGISTRATION

STATEMENT

PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934
OR

☑

ANNUAL REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934
For the fiscal year ended
December 31, 2024
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
Patrick T. Shilling, Esq.
11 Madison Ave.

New York
, New York
10010
Telephone:
212
-
713-3685
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
None.

Annual Report 2024

2
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of 31 December 2024:

UBS Group AG
Ordinary shares, par value USD 0.10 per share:

3,462,087,722

ordinary shares
(including 287,262,471 treasury shares)
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

Annual Report 2024

3
If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the
registrant has elected to follow.

Item 17 ☐

Item 18 ☐
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the
Exchange Act)

Yes ☐

No
☑

Annual Report 2024

4
Cautionary Statement: Refer to the
Cautionary statement regarding

forward-looking statements

section in the Annual Report
2024

(page 387).
Cross-reference table
Set forth below are the respective items of SEC Form 20-F,

and the locations in this document where the corresponding
information can be found.

● Annual Report

refers to the Annual Report 2024 of UBS Group AG annexed hereto, which forms an integral part
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
Please see page 9 of the Annual Report for definitions of terms used in this Form

20-F relating to UBS.
Form 20-F item

Response or location in this filing
Item 1
.

Identity of Directors,
Senior Management and
Advisors.
Not applicable.
Item 2
.

Offer Statistics and
Expected Timetable.
Not applicable.
Item 3.

Key Information
B – Capitalization and
Indebtedness.
Not applicable.
C – Reasons for the Offer and
Use of Proceeds.
Not applicable.
D – Risk Factors. Annual Report,

Risk factors
(50-63).
Item 4
.

Information on the Company.
A – History and Development of
the Company
1-3: Annual Report, Corporate information and Contacts (6). The registrants' agent is
Patrick T. Shilling,

11 Madison Avenue,

New York,

New York

10010.
4: Annual Report, Our evolution (14); Integration of Credit Suisse

(15-16);
Our strategy
(17-18); Our businesses (20-29); Note 29 to the Financial Statements ( Changes in
organization and acquisitions and disposals of

subsidiaries and businesses
) (362-363).
5-6: Annual Report, Our businesses
(20-29), as applicable,

Note 2 to the Financial
Statements (
Accounting for the acquisition of the Credit Suisse

Group
) (280-284), Note
12 to the Financial Statements (
Property,

equipment and software)

(300), and
Note 29 to
the Financial Statements (
Changes in organization and acquisitions and

disposals of
subsidiaries and businesses ) (362-363).
7: Annual Report, Integration of Credit Suisse

(15-16). Below item 10.C.
8: Annual Report, Information sources

(386).
B – Business Overview. 1, 2 and 5: Annual Report, Our strategy, business model and environment

(15-63), and
Note 3a to the Financial Statements ( Segment reporting) (284-286) and Note 3b to the
Financial Statements ( Segment reporting by geographic location) (287). See also
Supplement (11).
3: Annual Report, Seasonal characteristics (71).
4: Not applicable.
6: None.
7: Information as to the basis for these statements normally accompanies the statements,
except where marked in the report as a statement based upon publicly available
information or internal estimates, as applicable. Annual Report, Our businesses (20-29), as applicable.
8: Annual Report, Regulation and supervision (41-46) and

Regulatory and legal
developments

(46-49).
Supplement (12).
C – Organizational Structure. Annual Report, Our evolution (14) and Note 28 to the Financial Statements ( Interests in
subsidiaries and other entities ) (359-362).

Annual Report 2024

5
D – Property, Plant and
Equipment.
Annual Report,
Property, plant and

equipment
(373) , Note 1a, 8) to the Financial
Statements (
Summary of material accounting policies: Property,

equipment and
software ) (277), Note 12 to the Financial Statements (
Property,

equipment and software)
(300).
Information required by SEC
Regulation S-K Part 1400
Annual Report,
Information required

by Subpart 1400 of Regulation S-K
(374-379), Loss
history statistics
(111-112),

and Note 10 to the Financial Statements (
Financial assets at
amortized cost and other positions in scope of expected credit loss measurement)

(294-
298).
Item 4A
.

Unresolved Staff
Comments.
None.
Item 5
.

Operating and Financial Review and Prospects.
A – Operating Results. 1: Annual Report, Our key figures (8),

Targets,

capital guidance and ambitions
(19), Our
businesses (20-29), Financial and operating performance

(64-86),
Income statement
(254), Note 1b to the Financial Statements ( Changes in accounting policies, comparability and other adjustments ) (279), Note 3a to the Financial Statements
( Segment reporting) (284-286), and

Selected financial data
(272-273). The supporting
disclosure notes to the Financial Statements provide further details around the
components of revenue and expenses.
2: Not applicable
3: Annual Report, Risk factors (50-63), Capital management (137-146), Currency
Management
(157)

and Note 25 to the Financial Statements (
Hedge Accounting)

(347-
349).
4: Annual Report, Our environment (29-33), Regulation and supervision (41-46) and
Regulatory and legal developments

(46-49),
Accounting and financial reporting

(64),
Note 1b to the Financial Statements ( Changes in accounting policies, comparability and other adjustments ) (279).
A discussion on the results for the year 2023

compared with 2022

can be found on UBS
annual report 2023

filed with the SEC in Form 20-F on March 28, 2024, under
Financial
and operating performance and under Financial statements

of UBS Group AG.

B – Liquidity and Capital
Resources.
1: Annual Report, Risk factors (50-63) , Financial and operating performance

(64-86),
Seasonal characteristics

(71),
Interest rate risk in the banking book

(117-119),
Capital,
liquidity and funding, and balance sheet (136-159) , Asset encumbrance (152), Note 23 to the Financial Statements ( Restricted and transferred financial assets) (341-344), Note 24 to the Financial Statements ( Maturity analysis of assets and liabilities
) (344-346)

and
Note 28 to the Financial Statements ( Interests in subsidiaries and other entities ) (359-
362).
Liquidity and capital management is undertaken at UBS as an integrated asset and liability management function. While we believe our 'working capital' is sufficient for the
company's present requirements, it is our opinion that, as a bank, our liquidity coverage
ratio (LCR) is the more relevant measure. For more information see,

Annual Report,
Liquidity coverage ratio

(150).
2: Annual Report, Capital, liquidity and funding, and balance sheet (136-159),

Currency
Management (157), Note 11 to the Financial Statements ( Derivative instruments) (298-
300), Note 16 to the Financial Statements ( Debt issued designated at fair value) (303),
Note 17 to the Financial Statements ( Debt issued measured at amortized cost ) (304),
Note 19 to the Financial Statements ( Other liabilities ) (313), and Note 25 to the Financial
Statements ( Hedge Accounting ) (347-349).
3:

Annual Report,
Material cash requirements

(156),
Liquidity and funding management
(148-151), Note 24 to the Financial Statements ( Maturity analysis of assets and liabilities ) (344-346), and Note 12 to the Financial Statements (
Property,

equipment and
software)

(300).
C—Research and Development,
Patents and Licenses, etc.
Not applicable.
D—Trend Information.

Annual Report, Our businesses

(20-29),
Our environment

(29-33),
Regulatory and legal
developments

(46-49),
Risk factors

(50-63),
Financial and operating performance

(64-
86),
Top and emerging

risks

(89-90) and Note 2 to the Financial Statements (
Accounting
for the acquisition of the Credit Suisse Group ) (280-284).
E—Critical Accounting
Estimates
Not applicable.

Annual Report 2024

6
Item 6.

Directors, Senior Management and Employees.
A – Directors and Senior
Management.
1, 2 and 3: Annual Report, Board of Directors (170-185) and Group Executive Board
(186-194).
4, 5: None.
B – Compensation. 1: Annual Report, Compensation (199-242), Note 1a, 4) to the Financial Statements
(
Share-based and other deferred

compensation plans
) (275-276), Note 27 to the Financial
Statements ( Employee benefits: variable compensation)

(355-358) and Note 30 to the
Financial Statements ( Related parties) (363-364).
2: Annual Report, Compensation (199-242), Note 26 to the Financial Statements ( Post-
employment benefit plans) (349-354).
C – Board practices. 1: Annual Report, Board of Directors (170-185). The term of office for members of the
Board of Directors and its Chairman expires after completion of the next Annual

General
Meeting. The next UBS Group AG Annual General Meeting is scheduled on 10 April
2025.
2: Annual Report, Board of Directors (170-185), Compensation (199-242), Clauses on
change of control

(195), and Note 30 to the Financial Statements (
Related parties ) (363-
364).
3: Annual Report, Audit Committee

(179),
Compensation Committee (180) and Auditors
(195-197).
D—Employees.

Annual Report,

Employees
(36-38).

In addition to seeking out employee feedback, we maintain an open dialogue with our
formal employee representation groups. Our Human Rights Statement and our Code of
Conduct and Ethics (the Code) outline our responsibility to respect the rights of our
workers. The UBS European Employee Forum and the European

Works Council,

Credit
Suisse Group AG include representatives from all European Union

Member States where
the UBS Group has a presence. They consider topics related to our performance

and
operations. Local works councils consider benefits, workplace conditions

and
redundancies, among other topics. Collectively,

these groups represent approximately
52.0% (2023: 51.5%) of our global workforce.
Where applicable, our operations are subject to collective bargaining agreements.
Benefits are aligned with local markets and often go beyond legal requirements or market
practice.
UBS Group AG (consolidated) personnel by business division and Group functions:
As of
Full-time equivalents 31.12.24 31.12.23 31.12.22
Personnel (full-time equivalents)
108,648 112,842 72,597
Global Wealth Management
30,093 31,367 24,351
Personal & Corporate Banking
10,709 10,385 5,725
Asset Management
3,412 3,753 2,848
Investment Bank
11,235 11,305 9,177
Non-Core and Legacy
2,470 3,684
-
Group functions
50,728 52,348 30,497
Business divisions and Group functions information as of 31.12.23 has been restated to
reflect changes in business division perimeters undertaken

in the first quarter 2024.
Non-core and Legacy includes positions and businesses not aligned with our long-term
strategy and risk appetite. It consists of selected assets and liabilities from the former
Credit Suisse business divisions, as well as residual assets and liabilities from

UBS’s
former Non-core and Legacy Portfolio that preceded the acquisition of the Credit Suisse
Group and smaller amounts of assets and liabilities of UBS’s business divisions that have
been assessed as not strategic in light of the acquisition.
E—Share Ownership. 1 and 2: Annual Report, Compensation (199-242), Note 27 to the Financial Statements
( Employee benefits: variable compensation ) (355-358) and Note 30b to the Financial
Statements ( Equity holdings of key management personnel ) (364).
F—Disclosure of a registrant’s
action to recover erroneously
awarded compensation.
Not applicable.

Annual Report 2024

7
Item 7.

Major Shareholders and Related Party Transactions.
A—Major Shareholders.

Annual Report, Group structure and shareholders (163),

Share capital structure

(164-
168)

and

Voting

rights, restrictions and representation
(168).
According to the mandatory FMIA disclosure notifications filed with UBS Group

AG and
SIX, the following entities held more than 3% of the total voting rights of UBS Group
AG, with the following number of shares:
Shareholder,

date of last notification
Number of shares disclosed
Norges Bank, Oslo, on 12 December 2025 169,620,293
BlackRock Inc., New York,

on 30 November 2023
173,509,685
Shareholder Percentage of shares held (according to last
notification received up to end of given year)
2024 2023 2022
Norges Bank, Oslo 5.00 4.79 3.01
BlackRock Inc., New York 5.01 5.01 5.23
B—Related Party Transactions.

Annual Report, Loans granted to GEB members (237) , Loans granted to BoD members
(238) and Note 30 to the Financial Statements ( Related parties ) (363-364).
C—Interests of Experts and
Counsel.

Not applicable.
Item 8
.

Financial Information.
A—Consolidated Statements
and Other Financial
Information.

1, 2, 3, 4: Please see Item 18 of this Form 20-F.

5: Not applicable.
6: Annual Report, Our businesses

(20-29),
Financial and operating performance

(64-86)
and Note 3b to the Financial Statements ( Segment reporting by geographic location )
(287)
7: Information on material legal and regulatory proceedings is in Note 18 to the Financial
Statements ( Provisions and contingent liabilities
) (304-312).

For developments during the year, please see also the

note
Provisions and contingent
liabilities

in the Consolidated Financial Statements section in our respective quarterly
reports for the First, Second and Third Quarters 2024, filed on Forms 6-K dated May 7,
2024 , August 14, 2024 and October 30, 2024 (, respectively; as well as the Provisions and contingent liabilities

section in the Fourth Quarter 2024 Report, filed on Form 6-K dated February 4, 2025. The disclosures in each such Quarterly Report speak only as of
their respective dates.
8: Annual Report,

Investors

(35-36),
Dividend distribution (157) , Distributions to
shareholders (167).
B—Significant Changes.

None.
Item 9
.

The Offer and Listing.
A – Offer and Listing Details. 1, 2, 3, 5, 6, 7: Not applicable.
4: Annual Report, Listing of UBS Group AG shares (159).

B—Plan of Distribution. Not applicable.
C—Markets.

Cover page (3).
Annual Report, Listing of UBS Group AG shares

(159)
D—Selling Shareholders. Not applicable.
E—Dilution.

Not applicable.
F—Expenses of the Issue.

Not applicable.

Annual Report 2024

8
Item 10
.

Additional Information.
A—Share Capital.

Not applicable.
B—Memorandum and Articles
of Association.
1: Supplement (13-16).
2: Annual Report, Compensation governance (208-209), Compensation for the Board of
Directors (227-229). Supplement (13-17).
3: Annual Report, Share capital structure (164-168), Shareholders' participation rights
(168-169), Elections and terms of office

(201),
Change of control and defense measures
(195). Supplement (13-16).
4: Supplement (13-16).
5: Annual Report, Shareholders' participation rights

(168-169). Supplement (13-16).
6: Annual Report,
Transferability,

voting rights and nominee registration

(167),
Shareholders' participation rights

(168-169). Supplement (13-16).
7: Annual Report, Change of control and defense measures

(195).
8: Annual Report, Significant Shareholders (163).
9: Supplement (13-16) and Annual Report, D
ifferences from corporate

governance
standards relevant

to US-listed companies
(162), Compensation governance (208-209),
Compensation for the Board of Directors (227-229), Share capital structure (164-168),
Shareholders' participation rights

(168-169),
Elections and terms of office

(201),
Transferability,

voting rights and nominee registration

(167),
Change of control and
defense measures

(195),
Significant Shareholders (163).
10: Supplement (13-16).
C—Material Contracts.

The Terms & Conditions

of the several series of capital instruments issued to date, and to be issued pursuant to Deferred Capital Contingent Plans, are exhibits 4.1 through

4.23 to
this Form 20-F.

These notes are described under
Swiss SRB total loss-absorbing capacity
framework

on pages 138-140 of the Annual Report and
Our deferred compensation plans
on pages 220-221 of the Annual Report.

The Asset Transfer Agreement by which

certain assets and liabilities of UBS AG were
transferred to UBS Switzerland AG is filed as Exhibit 4.24, and is described under
Joint
liability of UBS AG and UBS Switzerland AG on page 143 of the Annual Report.
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
Swiss Federal Department of Finance, the Swiss National Bank and the

Swiss Financial
Market Supervisory Authority (FINMA) to both firms to duly consider this transaction in
order to restore necessary confidence in the stability of the Swiss economy and banking
system and to serve the best interests of the shareholders and stakeholders of

UBS and
Credit Suisse. As a result of further negotiations and supported by distinct government guarantees and measures, the firms subsequently entered into a merger agreement on 19
March 2023. Upon the completion of the acquisition, each outstanding registered Credit
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
UBS AG entered into a definitive merger agreement with Credit Suisse AG on

7
December 2023, which was filed as Exhibit 4.22 to UBS's Annual Report on

Form 20-F
for the fiscal year ended December 31, 2023. Also, UBS Switzerland AG and

Credit
Suisse (Schweiz) AG entered into a merger agreement

on 9 February 2024, which was
filed as Exhibit 4.23 to UBS's Annual Report on Form 20-F for the fiscal year ended
December 31, 2023. The mergers described in these agreements were carried out with
some procedural simplifications and without any consideration given that both companies
were, at the time of merger, wholly-owned

by the same parent entity. Upon completion
on 31 May 2024 for UBS AG and on 1 July 2024 for UBS Switzerland AG, all assets and liabilities of Credit Suisse AG and Credit Suisse (Schweiz) AG, respectively,

were
transferred automatically to UBS AG and UBS Switzerland AG, respectively.

Annual Report 2024

9
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
.

Quantitative and Qualitative Disclosures About Market Risk.
(a) Quantitative Information
About Market Risk.

Annual Report, Market risk (112-121),
Total loss-absorbing

capacity
(140-143), and
Currency management (157).
(b) Qualitative Information
About Market Risk.

Annual Report, Market risk (112-121),
Total loss-absorbing

capacity
(140-143), and
Currency management (157).
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
Item 14.

Material Modifications
to the Rights of Security Holders
and Use of Proceeds.
None.
Item 15.

Controls and Procedures.

(a) Disclosure Controls and
Procedures
Annual Report, US disclosure requirements (198), and Exhibit 12 to this Form 20- F.
(b) Management’s Annual
Report on Internal Control over
Financial Reporting
Annual Report,
Management’s

report on internal control

over financial reporting

(244).
(c) Attestation Report of the
Registered Public Accounting
Firm
Annual Report,
Reports of Independent Registered Public Accounting

Firm
(245-253).
(d) Changes in Internal Control
over Financial Reporting
None.
Item 16A.

Audit Committee
Financial Expert.
Annual Report, Audit Committee (179) and
Differences from corporate

governance
standards relevant

to US-listed companies
(162).
All Audit Committee members have accounting or related financial management expertise and, in compliance with the rules established pursuant to the US Sarbanes-
Oxley Act of 2002, at least one member, the Chairperson

Jeremy Anderson, qualifies as a
financial

expert.
Item 16B.

Code of Ethics. Annual Report, Our Code of Conduct and Ethics (41) UBS's Code of Conduct and Ethics
(the Code) is published on our website under https://www.ubs.com/code.The

Code does
not include a waiver option, and no waiver from any provision of the Code was granted to
any employee in 2024.

Annual Report 2024

10
Item 16C.

Principal Accountant
Fees and Services.
Annual Report, Auditors

(195-197).
None of the non-audit services so disclosed were approved by the Audit Committee pursuant to paragraph (c) (7)(i)(C) of Rule 2-01 of Regulation S-X.
Item 16D.

Exemptions from the
Listing Standards for Audit
Committees.
Not applicable.
Item 16E.

Purchases of Equity
Securities by the Issuer and
Affiliated Purchasers.
Annual Report, Holding of UBS Group AG shares

(158-159),
Letter to Shareholders

(2-
5).
Item 16F.

Changes in
Registrant’s Certifying
Accountant.
Not applicable.
Item 16G.

Corporate
Governance.
Annual Report,

Differences from corporate

governance standards relevant

to US-listed
companies

(162),
Governance and Nominating Committee

(181).
Item 16H. Mine Safety
Disclosure.
Not applicable.
Item 16I. Disclosure Regarding
Foreign Jurisdictions that
Prevent Inspections
Not applicable.
Item 16J. Insider trading
policies.
UBS has
adopted

the following policies governing the purchase, sale and other dispositions of its securities by its employees and senior management,

implementing
procedures designed to promote compliance with relevant insider trading rules and
regulations: UBS Group Global Policy on Personal Investment , UBS Group Pre-
Clearance and Disclosure Requirements

for Group Senior Management
, and UBS Group
Dealing in UBS Shares and UBS Long Term

Debt Securities by UBS
. These are filed as
Exhibits 11.1, 11.2

and 11.3 hereto.
Item 16K.

Cybersecurity.
Annual Report, Operational risks affect our business

(53-54),
Risk management and
control

(89-135),
Board of Directors

(170-185),
Cybersecurity governance

(183), and
Group Executive Board

(186-194).
Item 17.

Financial Statements. Not applicable.
Item 18.

Financial Statements.
Annual Report, Financial statements (243-368), Significant regulated subsidiary and sub-group information (369-370) and Additional regulatory information

(371-379).
Item 19.

Exhibits Supplement (20-21).

Annual Report 2024

11
Supplemental information
Item 4. Information on the Company
B – Business Overview
Item 4.B.2.

Geographic breakdown of total revenues of UBS Group

AG consolidated
UBS

Group

AG’s

Financial

Statements

are

prepared

in

accordance

with

IFRS

Accounting

Standards,

as

issued

by

the
International Accounting Standards Board and are stated in USD. The operating regions shown in the table below correspond to the regional management structure

of UBS. The allocation of total revenues

to these regions reflects, and is

consistent with, the
basis on which the business is managed and its performance is evaluated. These allocations involve assumptions and judgments
that management

considers to

be reasonable

and may

be refined

to reflect

changes in

estimates or

management structure.

The
main

principles

of

the

allocation

methodology

are that

client revenues

are

attributed

to

the domicile

of the

given

client, and
trading and portfolio

management revenues

are attributed to

the country where

the risk is managed.

This revenue attribution

is
consistent

with

the

mandate

of

the

regional

Presidents.

Certain

revenues,

such

as those

related

to

Non-core

and

Legacy

and
Group Items, are included in the Global

column.
For 2023, the allocation

of total revenues by

geographical region for Credit

Suisse is not available on

the same allocation basis
as for the UBS Group

and the cost to develop

this information would have

been excessive. Therefore, as

permitted under IFRS
8, the respective information is not disclosed. UBS AG and Credit Suisse AG disclosed total revenues by geographical region in their 2023 annual reports according to their respective allocation methodologies

.

USD billion
Business Division FY Americas
1
Asia Pacific EMEA Switzerland Global
2
Total
Global Wealth
Management
2024
11.3

3.6

4.7

4.1

0.9

24.5

2023
3
n.a. n.a. n.a. n.a. n.a. n.a.
2022
10.6

2.6

3.9

1.9

0.0

19.0

Personal &
Corporate Banking
2024
0.0

0.0

0.0

9.3

0.0

9.3

2023
3
n.a. n.a. n.a. n.a. n.a. n.a.
2022
0.0

0.0

0.0

4.3

0.0

4.3

Asset Management
2024
0.8

0.4

0.4

0.9

0.7

3.2

2023
3
n.a. n.a. n.a. n.a. n.a. n.a.
2022
0.5

0.4

0.4

0.7

0.8

3.0

Investment Bank
2024
4.8

2.9

2.6

0.7

0.0

10.9

2023
3
n.a. n.a. n.a. n.a. n.a. n.a.
2022
2.7

2.7

2.6

0.7

0.0

8.7

Non-core and
Legacy
2024
0.0

0.0

0.0

0.0

1.6

1.6

2023
3
n.a. n.a. n.a. n.a. n.a. n.a.
2022
0.0

0.0

0.0

0.0

0.2

0.2

Group Items
2024
0.0

0.0

0.0

0.0

(1.0) (1.0)
2023
3
n.a. n.a. n.a. n.a. n.a. n.a.
2022
0.0

0.0

0.0

0.0

(0.6) (0.6)
Group
2024
16.8

6.8

7.7

15.1

2.2

48.6

2023
3
n.a. n.a. n.a. n.a. n.a. n.a.
2022
13.8

5.6

7.0

7.7

0.5

34.6

1

Predominantly related to the US.
2

Includes certain revenues in Asset Management and Global Wealth

Management, that were
not allocated to geographical regions. 3

For 2023, the allocation of total revenues by geographical region for Credit Suisse is not available on the same allocation basis as

for the UBS Group and the cost

to develop this information would have been excessive.
Therefore, as permitted under IFRS 8, the respective information is not disclosed.

Annual Report 2024

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

US or Swiss law. The corrected gross
revenues for this UN-related account in 2023 were approximately USD 79,646

(CHF 67,022) and in 2022 approximately USD
24,540 (CHF 22,702).

In 2024, the gross revenues for this UN-related account were approximately USD

87,553 (CHF 79,481).
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

Agreements
under which SERV

purchased all of UBS's remaining receivables under

or in connection with Iran-related export finance
transactions. Hence, the SERV

is the sole beneficiary of said receivables. There was no financial activity involving Iran in
connection with these trade finance arrangements in 2024, and no gross revenue or net profit.
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
Client assets as of 31 December 2024

were CHF 3,097.40. Gross revenues were USD 15 equivalent (CHF 14)

.
In addition to the above, during 2024, up until the merger with UBS AG, Credit Suisse

AG processed a small number of de
minimis payments related to the operation of Iranian diplomatic missions in Switzerland and related to fees for ministerial
government functions such as issuing passports and visas. After the merger, UBS continued to process these payments
originally associated with Credit Suisse. Processing these payments is permitted under Swiss law. Revenues and

profits from
these activities are not calculated but would be negligible.

Annual Report 2024

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
Shares and Shareholders
Shares
The shares are registered shares (Namenaktien)

with a nominal value of USD 0.10 per share and are issued as uncertificated securities ( einfache Wertrechte
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

Shareholders must be registered in our share
register as shareholders with voting rights in order to vote (and assert or exercise other rights relating to voting rights) and
participate in shareholders’ meetings.

Swiss law and the Articles require UBS Group AG to keep a share register in which the name,

address and nationality (or
registered office in the case of legal entities) of the owners of the shares are recorded. The main function of the share register is to register shareholders entitled to vote (and assert or exercise other rights relating to voting rights) and participate in
shareholders’ meetings.
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

Box 505000, Louisville, KY 40233-5000, United States, acting as
US transfer agent.

Transfer of Shares

The transfer of shares constituting intermediated securities ( Bucheffekten ) (within the meaning of the Swiss Federal
Intermediated Securities Act) is effected by entries in securities accounts in accordance with applicable law.

The transfer of
shares that do not constitute intermediated securities is effected by way of a written declaration of assignment and may require notice to UBS Group AG.

Annual Report 2024

14
Shareholders’ Meetings
A shareholders’ meeting is convened by the Board of Directors (the “BoD”) or,

if necessary, by the company’s

statutory
auditors upon notification of the shareholders at least 20 days prior to such meeting.

An invitation to any shareholders’ meeting
will be published in the Swiss Official Gazette of Commerce.

The Articles do not require a minimum number of shareholders to be present in order to hold a shareholders’ meeting.
Unless otherwise provided by Swiss law or the Articles (as indicated below),

resolutions require the approval of a majority of
the votes represented, excluding blank and invalid ballots, at a shareholders’

meeting in order to be passed.
Under Swiss corporate law (or Swiss banking law,

as the case may be), a resolution passed at a shareholders’ meeting with the approval of at least two-thirds of the votes, and a majority of the aggregate nominal value of shares, in each case represented at
such meeting is required in order to approve:
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

Net Profits and Dividends

Swiss law requires that at least 5% of the annual net profits of a corporation must be retained and booked as statutory retained
earnings until these retained earnings equal, together with the corporation’s statutory capital reserve, no less than 50% of the
corporation’s share capital registered

in the commercial register. Holding

companies, such as UBS Group AG, must increase
their statutory retained earnings until these equal, together with their statutory capital reserve, no less than 20% of the holding
company’s share capital registered

in the commercial register. Any

remaining net profit of the corporation may be allocated,
subject to the provisions of the Swiss Code of Obligations and of the Swiss Banking Act,

by the shareholders represented at the
applicable shareholders’ meeting.
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

Annual Report 2024

15
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
) and advance subscription rights in the event of the issuance of equity-linked securities
( Vorwegzeichnungsrechte
) to subscribe for the new shares or equity-linked securities, as the case may be, in proportion to the
nominal amount of shares held. However,

the articles of association of the corporation or a resolution approved at a shareholders’ meeting by at least two-thirds of the votes and a majority of the aggregate nominal value of the shares, in each
case represented at the meeting, may limit or exclude such preemptive or advance subscription rights in certain limited
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
Conflicts of Interests

Swiss law requires directors and members of senior management to inform the BoD immediately and comprehensively of any
conflicts of interest affecting them. The BoD then has to take the measures required to safeguard the interests of the
corporation. Directors and officers are personally liable

to the corporation for any breach of these provisions. In addition,
Swiss law contains a provision under which payments made to a shareholder,

a director, a person involved in the corporation's
management activities and a member of the advisory board or any person associated therewith, other than at arm’s length, must
be repaid to the corporation if they were unduly taken.

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

Annual Report 2024

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

with the
Swiss Federal Act on Merger, Demerger,

Transformation of Assets of October 3, 2003, as amended,

based on a resolution
passed at a shareholders’ meeting with the approval of at least two-thirds of the votes, and a majority of the aggregate nominal
value of shares, in each case represented at such meeting. As UBS Group AG is the Swiss parent of a financial group, the
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
, Aeschengraben 27, 4051
Basel, Switzerland
, PCAOB number
1460
, have been appointed as statutory
auditors and as auditors of the consolidated accounts of UBS Group

AG. The auditors are subject to election each year by the
shareholders at the annual general meeting.

Annual Report 2024

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

Under the Capital Contribution Principle, the repayment of capital contributions,

including share premiums made by the
shareholders after December 31, 1996 is in principle not subject to Swiss withholding tax if certain requirements regarding the
booking of these capital contributions are met.

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

Annual Report 2024

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

Annual Report 2024

19
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

Annual Report 2024

20
Item 19.

Exhibits.

Exhibit
number
Description
1.1
Articles of Association of UBS Group AG dated 24 April 2024
. (Incorporated by reference to Form 6-K of UBS
Group AG filed on May 13, 2024)
1.2
Organization Regulations of UBS Group AG dated 1 July 2024
.

2(b)
Instruments defining the rights of the holders of long-term debt issued by

UBS Group AG and its subsidiaries.
We agree to furnish

to the SEC upon request, copies of the instruments, including indentures, defining the rights of
the holders of our long-term debt and of our subsidiaries’ long-term debt.
2(d)
Description of securities registered under Section 12 of the Securities Exchange Act of 1934.
(Incorporated by
reference to Exhibit 2(d) to UBS's Annual Report on Form 20-F for the

fiscal year ended December 31, 2023)
4.1
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
4.3
Terms and Conditions of AUD 700 million 4.375% Tier 1 Subordinated Notes issued on 27 August 2019 by UBS
Group AG.

(Incorporated by reference to Exhibit 4.17 to UBS's Annual Report on Form 20-F for the fiscal year
ended December 31, 2019)
4.4
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

4.7
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
4.10
Terms and Conditions of USD 1.5 billion 4.875% Tier 1 Subordinated Notes issued on 12 January 2022 by UBS
Group AG.
(Incorporated by reference to Exhibit 4.19 to UBS's Annual Report on Form 20-F for

the fiscal year
ended December 31, 2021)
4.11
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
4.13
Terms and Conditions of additional Tier 1 capital instruments issued pursuant to the Deferred Contingent Capital
Plan 2022/23.

(Incorporated by reference to Exhibit 4.19 to UBS's Annual Report on Form 20-F for

the fiscal year
ended December 31, 2022)

Annual Report 2024

21
4.14
Terms and Conditions of USD 1.75 billion 9.250% Tier 1 Subordinated Notes issued on 13 November 2023 by
UBS Group AG, first call date 13 November 2028
.

(Incorporated by reference to Exhibit 4.16 to UBS's Annual
Report on Form 20-F for the fiscal year ended December 31, 2023)

4.15
Terms and Conditions of USD 1.75 billion 9.250% Tier 1 Subordinated Notes issued on 13 November 2023 by
UBS Group AG, first call date 13 November 2033
.

(Incorporated by reference to Exhibit 4.17 to UBS's Annual
Report on Form 20-F for the fiscal year ended December 31, 2023)
4.16
Terms and Conditions of additional Tier 1 capital instruments issued pursuant to the Deferred Contingent Capital
Plan 2023/24
. (Incorporated by reference to Exhibit 4.18 to UBS's Annual Report on Form 20-F

for the fiscal year
ended December 31, 2023)
4.17
Terms and Conditions of USD 1 billion 7.750% Tier 1 Subordinated Notes issued on 12 February 2024 by UBS
Group AG, first call date 12 April 2031
. (Incorporated by reference to Exhibit 4.19 to UBS's Annual Report on
Form 20-F for the fiscal year ended December 31, 2023)
4.18
Terms and Conditions of SGD 650 million 5.750% Tier 1 Subordinated Notes issued on 21 February 2024 by UBS
Group AG, first call date 21 August 2029
. (Incorporated by reference to Exhibit 4.20 to UBS's Annual Report on
Form 20-F for the fiscal year ended December 31, 2023)
4.19
Terms and Conditions of additional Tier 1 capital instruments issued pursuant to the Deferred Contingent Capital
Plan 2024/25.
4.20
Terms and Conditions of SGD 675 million 5.6% Tier 1 Subordinated Notes issued on 24 June 2024 by UBS Group
AG, first call date 21 December 2029.
4.21
Terms and Conditions of USD 1.5 billion 6.850% Tier 1 Subordinated Notes issued on 10 September 2024 by
UBS Group AG, first call date 10 September 2029.
4.22
Terms and Conditions of USD 1.5 billion 7% Tier 1 Subordinated Notes issued on 10 February 2025 by UBS
Group AG, first call date 10 February 2030.
4.23
Terms and Conditions of USD 1.5 billion 7.125% Tier 1 Subordinated Notes issued on 10 February 2025 by UBS
Group AG, first call date 10 August 2034.
4.24
Asset Transfer Agreement between UBS AG and UBS Switzerland AG dated 12 June 2015.
(Incorporated by
reference to Form 6-K of UBS AG filed on June 17, 2015)
8 Significant Subsidiaries of UBS Group AG.
Please see Note 28 to the Financial Statements ( Interests in subsidiaries and other entities),

on pages 359-362 of
the Annual Report.
11.1
UBS Group Global Policy on Personal Investment.
11.2
UBS Group Pre-Clearance and Disclosure Requirements for Group Senior Management.
11.3
UBS Group Dealing in UBS Shares and UBS Long Term Debt Securities by UBS.
12
The certifications required by Rule 13(a)-14(a) (17 CFR 240.13a-14(a)).
13
The certifications required by Rule 13(a)-14(b) (17 CFR 240.13a-14(b)) and Section 1350 of Chapter 63 of Title
18 of the U.S. Code (18 U.S.C. 1350)
.
15
Consent of Ernst & Young Ltd. with respect to UBS Group AG.
17
Guaranteed securities
97
UBS Group U.S Listing Standards Clawback Policy.
(Incorporated by reference to Exhibit 97 to UBS's Annual
Report on Form 20-F for the fiscal year ended December 31, 2023)
101
Interactive Data Files (sections of the Annual Report formatted in inline XBRL (Extensible

Business Reporting
Language)). Furnished electronically herewith.

Annual Report 2024

22
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

Date: March 17, 2025

Annual Report

2024

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
At the center of our external reporting approach is the annual report of the UBS Group, which consists of disclosures for
UBS

Group AG

and

its

consolidated

subsidiaries.

We

also

provide

a

separate

annual

report

for

UBS AG

on

a

sub-
consolidated basis. Both of the

aforementioned annual reports are

the basis for the corresponding 2024

SEC Form 20-F
filings for

UBS Group AG

and UBS AG.

For filing

purposes in

the European

Union, the

UBS AG Annual

Report also

includes
disclosures required by the EU Non-financial Reporting Directive

(the NFRD) and the EU Taxonomy Regulation.
Annual Reports
The UBS Group Annual Report 2024 and the UBS AG Annual Report 2024 include the consolidated financial statements
of UBS Group

AG and UBS

AG, respectively, and

together provide comprehensive information

about our Group,

including
strategy, businesses, financial and operating performance,

and other key information.

The

consolidated

financial

statements

of

UBS

Group

AG

and

UBS

AG

have

been

prepared

in

accordance

with

IFRS
Accounting

Standards.

The

sections

within

“Risk,

capital,

liquidity

and

funding,

and

balance

sheet“

include

certain
audited financial

information, which

forms part

of the

consolidated financial

statements.

The UBS

Group and

UBS AG
reports are presented in US dollars.

The UBS Group Annual Report 2024 is partly translated

into German.
Sustainability Report
The UBS Group Sustainability Report 2024 provides disclosures on environmental, social and governance (ESG) topics for the UBS Group, UBS AG and UBS Switzerland

AG. Selected ESG information is also included in the annual reports.
Standalone reports of UBS Group AG and significant regulated entities
We publish separate 2024 statutory financial statements for UBS Group AG, which are the basis for our appropriation of profit and

the proposed

distribution of

dividends, subject

to shareholder

approval at

the Annual

General Meeting.

We
also publish

standalone reports

for UBS AG

and UBS

Switzerland AG.

Selected financial

and regulatory

key figures

for
our significant regulated subsidiaries and sub-groups are

included in the UBS Group Annual Report.

Pillar 3 Report of UBS Group AG including significant

regulated entities and sub-groups
The Pillar 3 Report as of 31 December 2024 provides

detailed quantitative and qualitative information about risk, capital, leverage,

and liquidity

and funding

for

the

UBS Group

and prudential

key

figures

and regulatory

information

for

our
significant regulated subsidiaries and sub-groups.

Scopes subject to disclosure are

UBS Group AG consolidated, UBS AG
consolidated and standalone,

UBS Switzerland AG standalone,

UBS Europe SE

consolidated, UBS Americas

Holding LLC
consolidated and Credit Suisse International standalone.

Contents
2
Letter to shareholders
8
Our key figures
10
Our Board of Directors
12
Our Group Executive Board
14
Our evolution
1
Our strategy, business model and
environment
15
Integration of Credit Suisse
17
Our strategy
19
Targets, capital guidance and ambitions
20
Our businesses
29
Our environment
34
How we create value for our stakeholders
41
Regulation and supervision
46
Regulatory and legal developments
50
Risk factors
2
Financial and

operating performance
64
Accounting and financial reporting
65
Group performance
73
Global Wealth Management
76
Personal & Corporate Banking
79
Asset Management
82
Investment Bank
84
Non-core and Legacy
86
Group Items
3
Risk, capital, liquidity and funding,
and balance sheet
88
Risk management and control
136
Capital, liquidity and funding, and balance sheet
4
Corporate governance

and compensation
161
Corporate governance
199
Compensation
5
Financial

statements
243
Consolidated financial statements
6
Significant regulated subsidiary and sub-
group information
369
Financial and regulatory key figures for our significant
regulated subsidiaries and sub-groups
7
Additional
regulatory information
372
UBS Group AG consolidated supplemental disclosures
required under SEC regulations
A
Appendix
380
Alternative performance measures
384
Abbreviations frequently used in our financial reports
386
Information sources
387
Cautionary statement

Annual Report 2024 |
Letter to shareholders

2
Dear shareholders,
The year

2024 marked

another 12

months of

change for

UBS and

the world

we live

in. In

the first

full year

since our
acquisition of

Credit Suisse,

we transitioned

from stabilizing

a precarious

situation to

making significant

strides toward
integration. We achieved

all our key

acquisition-related milestones on or

ahead of schedule

and accelerated the transition
to growth. UBS

is now stronger,

more diversified and

better positioned

strategically to benefit

both our clients

and our
shareholders in a rapidly changing world.

Our tested Group strategy,

with around 60% of our revenues derived from asset-gathering activities,

and our diversified
balance sheet

make UBS

unique among

the world’s

systemically important

banks. At

its core,

our strategy

focuses on
delivering outstanding client services,

sustainable profitability, financial strength,

innovation and sound

risk management.
Our priority

continues to

be serving

our growing

base of

clients. Last

year, despite

the substantial

cost of

restructuring
Credit Suisse, our shareholders

benefitted from nearly USD

4 billion in total

capital returns in the

form of dividends and
share repurchases. We

did this while

maintaining our balance

sheet for all

seasons with a

common equity tier

1 (CET1)
capital ratio of 14.3% and a going concern capital ratio of 17.6%, making us one of the best-capitalized major banks in the world.
Reaching key milestones in our integration
Through the integration of

Credit Suisse, we have strengthened

our position as the

largest truly global wealth

manager
and the leading

bank in Switzerland.

We have broadened

our geographical footprint

and enhanced our

range of products
and services

including in

our Asset

Management and

Investment

Bank divisions.

This diversification

has made

us even
stronger than before the acquisition.

Our strength and stability

set us apart in times

of uncertainty

around global trade,
geopolitics, inflation and central bank policies.

The integration

has progressed

well, and

even picked

up speed

in many areas,

significantly reducing

the execution

risk
of the acquisition and

making us confident that

we will accomplish its

most significant aspects

by the end of 2026.

We
delivered on

all our

key milestones

in 2024,

including

all major

legal entity

mergers

and the

successful completion

of
client account migrations in Luxembourg, Hong Kong, Singapore and Japan.

In Switzerland, the migration of former Credit Suisse client accounts to the UBS platform will start in the second quarter of

2025,

marking

the

most

complex

part

of

the

entire

integration.

Preparations

are

well

under

way,

and

we

remain
focused on ensuring the client experience is as smooth as possible throughout the integration.
Our Non-core

and Legacy

division, charged

with winding

down non-essential

and non-strategic

assets stemming

from
the acquisition,

has cut

risk-weighted

assets by

more than

half compared

with the

post-acquisition starting

point and
released over USD 6 billion of capital to the Group.

Delivering on our capital return commitments
We achieved these integration objectives while delivering a strong financial performance in 2024. Our full-year net profit
reached USD 5.1 billion,

with an underlying

return on CET

1

capital of 8.7%,

ahead of our

plan but still

below our pre-
acquisition levels of profitability.

We also delivered

on our efficiency

ambitions by achieving

a cumulative 58%

of our total

gross cost-save target of

around
USD 13

billion.

These

savings

enable

us

to

drive

growth

by

continuing

to

invest

in

talent,

technology,

products

and
services.
Our financial

performance, coupled

with our

progress on

the integration,

enables us

to fulfill

our commitment

to you,
our shareholders, to provide

sustainably higher returns. For

2024, in addition to

the repurchase of

USD 1 billion of shares,
we have proposed a dividend of USD 0.90 per share, an

increase of 29% year-over-year.

In 2025, we plan to accrue for

an increase in our per-share dividend

of around 10%. In addition, we

plan to repurchase
USD 1 billion of shares

in the first half

of 2025 and aim

to repurchase up to

an additional USD 2

billion of shares in

the
second half of the

year. We also

maintain our ambition for

2026 share repurchases

to exceed full-year

2022 levels. Our
share repurchases

will be

consistent with

delivering on our

financial plans,

maintaining our

CET1 capital

ratio target

of
around 14% and the absence of material, immediate changes

to the current capital regime.
Switzerland and UBS: strong partners
Even as our global reach expands, we remain steadfast in our commitment to act as an engine of growth and prosperity
in Switzerland, our home market.

As a leading provider of credit to Swiss

households and corporate clients, we

granted
or renewed over

CHF 70 billion of

loans in Switzerland

last year

out of a

total book of

around CHF 350 billion,

helping
our communities to prosper in ways that benefit both households and businesses and our shareholders.

Annual Report 2024 |
Letter to shareholders

3
In

2024,

we

took

note

of

the

Swiss

Federal

Council

report

on

banking

stability

as

well

as

the

report

of

the

Swiss
Parliamentary Investigation Committee (the PUK). Both confirmed that the collapse of Credit Suisse was primarily caused by years of strategic errors,

mismanagement and a reliance

on substantial regulatory concessions.

These problems were
unique to Credit Suisse.

UBS was asked

to be a

part of the

solution: our strength

enabled us to

answer an emergency call

in March 2023

to rescue
Credit Suisse with the backing of the Swiss government, regulatory authorities and the Swiss National Bank. Both before and after,

we have

consistently implemented

measures with

no undue

regulatory concessions

and in

ways that

ensure
our firm poses no risk to Switzerland but instead benefits

the country and our collective prosperity.

We support most of

the recommendations made by the

Swiss Federal Council to strengthen

the resilience of the

financial
center, including

the

introduction

of a

Senior

Manager

Regime and

a Public

Liquidity

Backstop.

We

share the

Federal
Council’s strong commitment to a global Swiss financial

center. We also take note of the Federal Council’s

commitment
to

reflect

the

lessons

learned

from

the

Credit

Suisse

collapse

with

measures

that

are

targeted,

proportionate

and
internationally

aligned.

As

Switzerland’s

leading

financial

institution,

the

continued

success

of

UBS

and

Switzerland’s
position as a

global financial center

are inextricably linked

for mutual prosperity.

Balance sheet

strength is at

the center
of our strategy,

and we are already providing for

almost USD 20 billion of additional capital resulting from the acquisition
of Credit Suisse. Of

that, around USD 9

billion stems from the

removal of regulatory concessions granted

to Credit Suisse.
Around USD

10 billion

arises from

the existing

too-big-to-fail

capital rules,

which require

more capital

to be

held as

a
result of the larger size of our balance sheet

and greater market share. That means

that UBS is already subject to, and is
fulfilling, risk-weighted capital requirements that are among the highest for any global systemically important bank.

At the same

time, the often

ill-informed public debate

in Switzerland about

potential risks emerging

from our business
activities or our size in relation

to the Swiss economy, coupled

with intensified demands for future

capital requirements,
has created

uncertainties as

we enter

2025. Yet

the current

discussion often

overlooks important

differences between
today’s UBS

and the

former Credit

Suisse, namely

that our

low-risk business

model and

high asset

quality make

UBS a
far safer and more secure financial firm than Credit Suisse

ever was.

It is important

to remember that

UBS has consistently

implemented the too-big-to-fail

framework since

its introduction
and has taken significant measures to ensure the

resolvability of the firm. Our balance sheet

today amounts to less than
half the size of the combined UBS and

Credit Suisse before the Global Financial Crisis

of 2008, with total loss absorbing
capacity of USD 185 billion at the end of

2024, or almost four times the write-downs UBS

incurred in the years following
the crisis.

Indeed, it

was the

safe, sustainable

and successful

business model

we have

pursued since

then, based

on a
strong capital position and disciplined risk

management, that enabled us to respond

to the Swiss authorities’ request and
restore financial stability in a matter of days following the rescue weekend.

Despite the

challenges, we

remain committed

to a

constructive dialogue

and will

continue to

contribute our

facts and
arguments so that a

reasonable solution can

be found, aligned

with the Federal

Council’s commitment to a

strong and
internationally competitive

financial center.

We are

advocating for

a vibrant

Swiss financial

center –

with a

competitive
UBS at its center – that supports our clients, communities

and the wider economy.

Excessive capital

requirements

or other

undue

limitations

on

our international

business

would

penalize

our diversified
global

presence,

run

counter

to

the

government’s

financial

sector

strategy

and

damage

the

competitiveness

of
Switzerland’s economy,
raising the cost of capital for homeowners and businesses.

Any such requirements would also be
out

of

step

with

the

many

measures

to

strengthen

the

competitive

environment

adopted

by

other

leading

financial
centers. All this

would hamper our ability

to contribute to our

national economy, where we are

Switzerland’s third-largest
private employer. Our 34,000 colleagues,

together with UBS, pay more than CHF 2 billion in taxes

annually.
Our commitment made to

the Swiss public at

the legal close of

the acquisition on 12 June 2023

remains unchanged “We
will stay

focused

on what

really matters:

the

safety

and security

of our

clients’

assets

and helping

them

achieve

their
goals. We will work

together as we

combine our strengths

and capabilities. We

will make decisions

based on facts

and
with the

bigger picture

top of

mind. We

will never

compromise on

UBS’s strong

culture, conservative

risk approach

or
quality service.”
Positioned for growth
As we advance

toward our long-term

ambitions, we are

focused on sustainable

and strategic

growth, with a

particular
focus on the Americas and Asia Pacific regions in our core asset-gathering activities, while maintaining capital discipline.
In the region Europe, Middle East and Africa (EMEA), we plan to maintain our leading positions while expanding market
share in areas of strategic focus, seizing opportunities through systematic cross-collaboration.

In our wealth management business

in the Americas, we

are making targeted investments

to deepen relationships with
our ultra-high net worth clients,

to accelerate growth in

the high net worth and

core affluent segments, and

to expand
our loan and deposit offering.

We are also investing in our

technology and banking capabilities to

enhance our offering
while working toward obtaining

a national bank charter

in a region that represents

the world’s largest wealth

pool and
is where we already have USD 2.1 trillion in invested assets served by nearly 6,000 financial advisors. These initiatives will
also help to enhance our profitability in this important business.

Annual Report 2024 |
Letter to shareholders

4
Colm Kelleher
Chairman of the Board of Directors
Sergio P.

Ermotti

Group Chief Executive Officer
Similarly,

in

our wealth

management

businesses

in Switzerland

and EMEA,

we

are

the

number

one player,

each

with
around USD 0.7 trillion of invested assets.

With the client account migrations finalized in the

Asia Pacific region, we are even better placed

to leverage our number-
one position

in the

region to

drive market

-leading growth.

In Asia

Pacific, where

we have

USD 0.7 trillion

of invested
assets in Global Wealth Management, we

are twice as large as our nearest competitor.

Integration there has progressed
well, setting us up for success in the world’s fastest-growing wealth market.
In Personal

& Corporate

Banking in

Switzerland, we

are uniquely

positioned to

offer exceptional

value throughout

the
client lifecycle

by delivering

a

comprehensive

suite

of services

spanning

wealth

management,

asset

management

and
investment banking.
We are

committed to

investing in

and remaining

a pillar

of the

Swiss economy

while continuing

to offer

the highest-
quality services

and capabilities

available in

our home

market. Our

primary focus

will be

on reinforcing

our standing

as
the go-to bank for

large corporates, entrepreneurs

and emerging affluent

clients with leading

financing, asset servicing
and wealth advice capabilities.
In Asset Management,

we remain

focused on

continuing to

capture opportunities

where we

have a

differentiated and
scalable offering. And in the Investment Bank, we are encouraged by the progress our fully integrated teams are making to deliver for our clients

as we seize market

share gains in our areas

of strategic importance. All

our businesses are fully
aligned with our asset-gathering-focused strategy and our

risk-aware culture.
In terms of profitability and efficiency,

we remain well positioned to

build toward our 2026 exit rate

targets of around a
15% underlying return

on CET1 capital

and an underlying cost / income

ratio of less

than 70% as

we continue to execute
our integration plans and capture the benefits of enhanced

scale across our core businesses.
Harnessing the power of AI
UBS has long

been a pioneer

in adopting new technology, including artificial intelligence, to better serve our clients and
promote

business

efficiency.

In

2024,

we

continued

making

targeted

investments

and

expect

AI

adoption

to

drive
transformation

where our

clients, employees,

and shareholders

all benefit

from the latest

innovations.

We are,

for example,
on track

to roll out

some 50,000

Microsoft 365

Copilot licenses

to our employees,

the largest

deployment

within the

global
financial services

sector to date.
We have also rolled out

Red, our cutting-edge internal

chatbot that builds on

state-of-the-art generative AI capabilities,
to around

30,000 of

our employees.

By granting

them intelligent

access to

insights, UBS

products, research

and Chief
Investment Officer reports,

it saves time

and helps us deliver

even more value

for our clients.

It makes interactions

with
clients more efficient and more personal.
Supporting the transition to a low-carbon world

and positive social outcomes
We support our clients

in the transition to

a low-carbon world and

consider climate change risks and

opportunities across
our bank

for the

benefit of

our clients,

our shareholders

and all

our stakeholders.

In

2024, we

set a

revised target

to
reduce the firm’s net greenhouse emissions (scope 1

and 2 emissions) to net zero

by 2035, reflecting both the integrated
organization and the latest regulatory guidance. We made progress on these key components of our climate action

plan,
reducing our net

greenhouse gas

scope 1 and 2

emissions and energy

consumption. For

scope 3 emissions,

we remain
committed to our lending sector decarbonization targets to address our financed emissions in specified sectors and have made progress on these.

In our ﬁrst fully

consolidated ESG ratings

following the acquisition

of Credit Suisse,

MSCI reaffirmed our

AA ESG rating
in 2024, and we increased our S&P Global Corporate Sustainability

Assessment score.

Annual Report 2024 |
Letter to shareholders

5
We also

celebrated

25 years

of the

UBS Optimus

Foundation,

the

grant-making

organization

that offers

our clients

a
platform

to

drive

positive

social

and

environmental

outcomes.

Optimus

has

grown

into

an

influential

network

of
foundations

in

nine

locations

working

at

a

global

and

local

level

to

drive

transformative

change

for

marginalized
communities.

In

the

past

10

years

alone,

together

with

our

clients

and

employees,

Optimus

has

raised

over

USD 1.5
billion in donations, and our programs have helped nearly

35 million people.
The 2025 Annual General Meeting
At the upcoming AGM, we are proposing Renata Jungo Brüngger and Lila Tretikov for election to the Board of Directors.
Claudia Böckstiegel and

Nathalie Rachou

will not stand

for re-election.

We thank them

both for their

dedicated service
and significant

contributions over

the last

years. Renata

is a

highly respected

professional with

extensive experience

in
legal affairs, governance, and sustainability, serving as a member of the Board of Management of Mercedes-Benz Group
AG since 2016. Lila

is a well-known expert

in AI and technology-driven

business transformation. Currently,

she leads AI
strategy

at New

Enterprise Associates,

a Silicon

Valley-based

venture capital

firm. Most

recently, she

served as

Deputy
Chief Technology Officer at Microsoft, where

she led substantial transformation initiatives. Also

at the AGM, you will be
asked

to

vote

on

the

proposed

increase

in

dividends,

the

2025

share

repurchase

program

and

the

UBS

Group
Sustainability Report.
We are confident about the future and the value we deliver. With our clear strategy and progress on our integration, we are well

positioned to offer

outstanding client experiences

and to

grow sustainably, enabling

us to

generate higher returns
on capital and provide you, our valued shareholders, with attractive returns.
Thank you

for your

ongoing support.

We look

forward to

welcoming you

to the

2025 AGM,

which will

take place

on
10 April in Lucerne, Switzerland.
Yours sincerely,

Colm Kelleher

Sergio P. Ermotti
Chairman of the Board of Directors

Group Chief Executive Officer

Annual Report 2024 |
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

© UBS 2025. The key symbol and UBS are among

the registered and
unregistered trademarks of UBS. All rights reserved.

Annual Report 2024

8
Our key figures
As of or for the year ended
USD m, except where indicated 31.12.24 31.12.23
1
31.12.22
Group results
Total revenues

48,611

40,834

34,563
Negative goodwill

27,264
Credit loss expense / (release)

551

1,037

29
Operating expenses

41,239

38,806

24,930
Operating profit / (loss) before tax

6,821

28,255

9,604
Net profit / (loss) attributable to shareholders

5,085

27,366

7,630
Diluted earnings per share (USD)
2

1.52

8.30

2.25
Profitability and growth
3,4
Return on equity (%)

6.0

36.9

13.3
Return on tangible equity (%)

6.5

40.8

14.9
Underlying return on tangible equity (%)
5

8.5

4.1

12.8
Return on common equity tier 1 capital (%)

6.7

41.8

17.0
Underlying return on common equity tier 1 capital (%)
5

8.7

4.2

14.6
Return on leverage ratio denominator, gross (%)

3.0

2.9

3.3
Cost / income ratio (%)
6

84.8

95.0

72.1
Underlying cost / income ratio (%)
5,6

79.5

87.2

74.5
Effective tax rate (%)

24.6

3.1

20.2
Net profit growth (%)

(81.4)

258.7

2.3
Resources
3
Total assets

1,565,028

1,716,924

1,104,364
Equity attributable to shareholders

85,079

85,624

56,876
Common equity tier 1 capital
7

71,367

78,002

45,457
Risk-weighted assets
7

498,538

546,505

319,585
Common equity tier 1 capital ratio (%)
7

14.3

14.3

14.2
Going concern capital ratio (%)
7

17.6

16.8

18.2
Total loss-absorbing capacity ratio (%)
7

37.2

36.4

33.0
Leverage ratio denominator
7

1,519,477

1,695,403

1,028,461
Common equity tier 1 leverage ratio (%)
7

4.7

4.6

4.4
Liquidity coverage ratio (%)
8

188.4

215.7

163.7
Net stable funding ratio (%)

125.5

124.7

119.8
Other
Invested assets (USD bn)
4,9

6,087

5,714

3,981
Personnel (full-time equivalents)

108,648

112,842

72,597
Market capitalization
10,11

105,719

107,355

65,608
Total book value per share (USD)
10

26.80

26.68

18.30
Tangible book value per share (USD)
10

24.63

24.34

16.28
Credit-impaired lending assets as a percentage of total lending assets, gross (%)
4,12

1.0

0.8
Cost of credit risk (bps)
4,12

9

19
1 Comparative-period information has been revised. Refer to “Note 2 Accounting for the acquisition of the Credit Suisse Group” in the “Consolidated financial statements” section of this report for more information
about the relevant adjustments.

2 Refer to the “Share information and earnings per share” in the “Consolidated financial statements” section of this report for

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

64 data points in the fourth quarter

of 2024, 63 data points in
the fourth quarter of 2023 and 63 data points in the fourth quarter of 2022. Refer to the “Capital, liquidity and funding, and balance sheet” section of this report for more information.

9 Consists of invested assets
for Global Wealth

Management, Asset Management

(including invested assets

from associates)

and Personal

& Corporate

Banking. Refer

to “Note 31

Invested assets and

net new money”

in the “Consolidated
financial statements” section of this report for more information.

10 Refer to “UBS shares” in the “Capital, liquidity and funding, and balance sheet” section of this report for more information.

11 The calculation
of market capitalization

reflects total shares issued

multiplied by the share

price at the end

of the period.

12 We started to

report these metrics

from the fourth quarter

of 2024 onward,

presenting comparative
information in line with the UBS Group fourth quarter 2024 report, available under “Quarterly reporting” at ubs.com/investors.
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
our

operating

performance

and

to

reflect

management’s

view

of

the

fundamental

drivers

of

our

business

results.

A
definition of each

APM, the method

used to calculate

it and the

information content

are presented

under “Alternative
performance measures” in

the appendix to this report.

Our APMs may qualify as

non-GAAP measures as

defined by US
Securities

and Exchange

Commission

(SEC)

regulations.

Our underlying

results

are

APMs and

are

non-GAAP

financial
measures.
›
Refer to the “Group performance” section of this report and

to “Alternative performance measures” in

the appendix to this report
for additional information about underlying results

Annual Report 2024

9
Terms used in this report, unless the context requires

otherwise
”UBS”, ”UBS Group”,

“UBS Group AG consolidated”,
“Group”,

“the Group”,

“we”,

“us” and “our”
UBS Group AG and its consolidated subsidiaries
“UBS sub-group”
All UBS Group entities, excluding Credit

Suisse AG and its
consolidated subsidiaries, Credit Suisse Services AG,

and
other small former Credit Suisse Group entities

now
directly held by UBS Group AG
“UBS AG” and “UBS AG consolidated“

UBS AG and its consolidated subsidiaries

“Pre-acquisition UBS”
UBS before the acquisition of the Credit

Suisse Group

“Credit Suisse AG” Credit Suisse AG and its consolidated subsidiaries before the merger with UBS AG
“Credit Suisse Group” and “Credit

Suisse Group AG
consolidated”
Credit Suisse Group AG and its consolidated

subsidiaries,
before the acquisition by UBS

“Credit Suisse” Credit Suisse AG and its consolidated subsidiaries before the merger with UBS AG, Credit Suisse Services AG,

and
other small former Credit Suisse Group entities

now
directly held by UBS Group AG
“UBS Group AG” and “UBS Group AG

standalone”
UBS Group AG on a standalone basis
“Credit Suisse Group AG” Credit Suisse Group AG on a standalone basis
“UBS AG standalone” UBS AG on a standalone basis
“Credit Suisse AG standalone” Credit Suisse AG on a standalone basis
“UBS Switzerland AG”
UBS Switzerland AG on a standalone basis

“UBS Europe SE consolidated”
UBS Europe SE and its consolidated subsidiaries

“UBS Americas Holding LLC” UBS Americas Holding LLC and its consolidated subsidiaries

“Swiss Bank (Credit Suisse)”
The Swiss Bank business division of Credit Suisse

AG and
its consolidated subsidiaries
“1m” One million, i.e. 1,000,000
“1bn” One billion, i.e. 1,000,000,000
“1trn” One trillion, i.e. 1,000,000,000,000
In this report, unless the context requires

otherwise, references to any gender shall

apply to all genders.
Comparability
Profit and loss and other flow-based information

for the year ended 31 December 2024 is

based entirely on consolidated
data

following the

acquisition

of the

Credit Suisse

Group.

Comparative

information

for

the

year

ended

31 December
2023

includes

seven

months

(June

to

December

2023)

of

post-acquisition

consolidated

data

and

five

months

of
UBS Group data

only (January

to May 2023).

Comparative information

for the year

ended 31 December

2022 includes
pre-acquisition UBS Group data only.
Balance sheet information as at 31 December

2024 and as at 31 December 2023 includes

post-acquisition consolidated
information. Balance sheet information as at 31 December

2022 includes pre-acquisition UBS Group information only.

1. **Colm Kelleher**
   Chairman of the Board of Directors / Chairperson of the Corporate Culture and Responsibility Committee / Chairperson of the Governance and Nominating Committee

6. **Mark Hughes**
   Chairperson of the Risk Committee / member of the Corporate Culture and Responsibility Committee

9. **Gail Kelly**
   Member of the Governance and Nominating Committee

10. **William C. Dudley**
    Member of the Corporate Culture and Responsibility Committee / member of the Risk Committee

11. **Claudia Böckstiegel**
    Member of the Corporate Culture and Responsibility Committee

9
6
7
8
10
11
12
2
3
1
4
5

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

material risks,

opportunities and

impacts to

which UBS

Group

AG

and

its
subsidiaries

are exposed
and may

affect its

performance,

value creation

and reputation.

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

2024,

the

GEB,

under

the

leadership

of

the

Group

CEO,
consisted of 15 members.

It has executive

management responsibility

for the steering

of the Group

and its business,

develops
the strategies of the Group, business divisions and

Group functions, and implements the BoD-approved

strategies.
›
Refer to “Board of Directors” and “Group Executive Board” in the

“Corporate governance” section of this report

or to
ubs.com/bod

and
ubs.com/geb

for the full biographies of the members

of the BoD and the GEB

1. **Sergio P. Ermotti**
   Group Chief Executive Officer

3. **Michelle Bereaux**
   Group Integration Officer

4. **Barbara Levi**
   Group General Counsel

9. **Mike Dargan**
   Group Chief Operations and Technology Officer

10. **Aleksandar Ivanovic**
    President Asset Management

11. **Todd Tuckner**
    Group Chief Financial Officer

12. **George Athanasopoulos**
    Co-President Investment Bank

13. **Marco Valla**
    Co-President Investment Bank

14. **Damian Vogel**
    Group Chief Risk Officer

15. **Markus Ronner**
    Group Chief Compliance and Governance Officer

13
10
14
9
11
12
15
8
3
4
1
6
2
7
5

Annual Report 2024

14
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

(TBTF)

and

other
regulatory initiatives. First,

we established UBS

Group AG as

the ultimate parent

holding company for

the Group. In

2015,
we transferred personal and

corporate banking and Swiss

-booked wealth management

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
2023 was another defining

moment in our 162-year

history, as we

acquired the Credit Suisse

Group, a global systemically
important financial institution and a

major wealth manager headquartered in

Switzerland that was founded in

1856. The
acquisition followed

a request

from the

Swiss Federal

Department

of Finance,

the

Swiss National

Bank and

the

Swiss
Financial Market Supervisory Authority (FINMA),

with support from other

supervisors, to UBS Group AG

and Credit Suisse
Group AG to duly consider the acquisition

in order to restore necessary confidence

in the stability of the Swiss economy
and banking system

and to serve

the best interests

of the shareholders

and stakeholders

of UBS and

Credit Suisse.

The
acquisition strengthened our position today as the

largest truly global wealth manager, the leading

bank in Switzerland,
a global, large-scale and diversified asset manager, and a

focused investment bank.
In

2024,

several

legal

entity

mergers

took

place

as

the

process

of

integrating

Credit

Suisse

progressed.

The

mergers
included those of

UBS AG and

Credit Suisse AG,

and UBS Switzerland

AG and Credit

Suisse (Schweiz)

AG. In addition,
the transition

to a

single US

intermediate holding

company was

completed. The

chart below

gives an

overview of

our
principal legal entities and our legal entity structure as of

31 December 2024.
›
Refer to ubs.com/history

for more information
›
Refer to the “Integration of Credit Suisse” section of this

report for more information
The legal structure of the UBS Group
1

Asian Private Banker, 23 January

2024.

Annual Report 2024 |
Our strategy, business model and environment

| Integration of Credit Suisse

15
Our strategy, business model and
environment
Management report
Integration of Credit Suisse
On 12 June 2023,

UBS Group AG acquired

Credit Suisse

Group AG, succeeding

by operation

of Swiss law to

all assets and
liabilities

of Credit

Suisse Group

AG. Since

the acquisition,

we have

successfully

executed

our integration

plans,

and we

have
won back, retained

and grown client assets.

Throughout 2024,

we continued to make significant

progress with respect

to
the integration

of Credit Suisse,

and we are on

track to substantially

complete the

integration by

the end of 2026.

The

merger

of

UBS AG

and

Credit

Suisse AG

was

completed

on

31 May

2024.

UBS AG

succeeded

to

all

rights

and
obligations

of

Credit

Suisse AG,

including

all

outstanding

Credit

Suisse AG

debt

instruments.

On

7 June

2024,

we
completed the transition

to a single

US intermediate

holding company,

and,

on 1 July 2024,

we completed the

merger
of UBS Switzerland

AG and

Credit Suisse

(Schweiz) AG.

UBS Switzerland AG

succeeded to

all rights

and obligations

of
Credit Suisse (Schweiz) AG.
The

significant-legal-entity

mergers

were

key

for

the

start

of

large-scale

client

account

migrations

and

facilitated

the
ongoing decommissioning

of legacy

Credit Suisse

platforms in

the second

half of

2024. In

the fourth

quarter of

2024,
we completed the migration of our

Global Wealth Management client accounts

in Luxembourg,

Hong Kong, Singapore
and Japan to

UBS platforms. We

remain focused on

client account

migrations and infrastructure

decommissioning. We
expect the first wave of Swiss business migrations to commence in the second quarter of 2025.

In

2024,

we

realized

a

total

of

USD 3.4bn

in

gross

cost

savings.

Cumulative

gross

cost

savings

at

the

end

of

2024
amounted to USD 7.5bn compared with the 2022

combined cost base of UBS and Credit Suisse. This

represents around
58% of our ambition of around USD 13bn in annualized

exit rate gross cost savings by the end of 2026.

Our Non-core and Legacy business division continued

to actively exit positions and reduce its

exposures.

At 31 December
2024, it

had achieved

a 52%

reduction in

risk-weighted

assets (RWA)

since the

end of

the second

quarter 2023,

well
ahead of our original plan.

As a result, we have updated

our ambition and now aim to

reduce Non-core and Legacy RWA
to around USD 29bn by the end of 2025 and around

USD 22bn by the end of 2026.

We reduced

to zero

the amount

of funding

outstanding under

the Emergency

Liquidity Assistance

(ELA) facility

in the
second quarter of 2024, with Credit Suisse (Schweiz) AG

fully repaying the remainder of the funding.

We completed the accounting for the acquisition of the Credit Suisse Group under IFRS 3, Business Combinations , in the second quarter

of 2024

with the

measurement

period adjustments

and the

finalization

of the

amount of

negative goodwill.
›
Refer to “Note 2 Accounting for the acquisition

of the Credit Suisse Group” in the “Consolidated financial

statements” section of
this report for more information about the accounting for

the acquisition of the Credit Suisse Group and the finalization of the
purchase price allocation
Other developments

During

the

first

quarter

of

2024,

UBS

and

entities

associated

with

Apollo

Global

Management

(Apollo)

and

Atlas

SP
Partners (Atlas)

entered

into agreements

to conclude

an investment

management agreement

and a

transition services
agreement

with

Atlas

SP.

As

part

of

these

agreements,

Apollo

also

purchased

USD 8bn

of

senior

secured

financing
facilities. We recognized

a net gain of

USD 0.3bn from these

transactions. The difference

primarily reflects adjustments
that UBS

Group

made under

IFRS Accounting

Standards

as part

of the

purchase

price allocation

at the

closing of

the
acquisition of the Credit Suisse Group.

Annual Report 2024 |
Our strategy, business model and environment

| Integration of Credit Suisse

16
In June 2024, the Credit

Suisse supply chain finance

funds (the SCFFs) made

a voluntary offer to the

SCFFs’ investors to
redeem all

outstanding fund

units. The offer

expired on

31 July 2024,

and fund units

representing around

92% of

the
SCFFs’ net asset value were tendered in the offer and accepted. Fund units accepted in the offer were redeemed at

90%
of the

net asset

value determined

on 25

February 2021,

net of

any payments

made by

the relevant

fund to

the fund
investors since that time. Investors

whose units were redeemed released

any claims they may have

had against the SCFFs,
Credit Suisse or UBS.

The offer aimed

to provide fund investors

with an accelerated exit

from their positions and

a high
level of financial recovery and was funded by the acquisition of a new class of fund units by UBS. The offer did not have
a material effect on

the financial results or common

equity tier 1 capital

of UBS Group AG, given

provisions recorded in
connection

with

the

acquisition

of

the

Credit

Suisse

Group.

On

a

subsidiary

level,

UBS AG

on

a

consolidated

basis
recorded in the second quarter of 2024 a

provision of around USD 0.9bn in connection

with the offer. The offer did not
have a material

effect on

UBS AG on

a standalone

basis. The

investment in the

SCFFs is managed

in the Non-core

and
Legacy division.
On 13 August 2024, UBS entered

into an agreement to

sell Select Portfolio Servicing, the

US mortgage servicing business
of

Credit

Suisse,

managed

in

the

Non-core

and

Legacy

business

division.

Completion

of

the

transaction

is

subject

to
regulatory approvals and

other customary closing

conditions. UBS Group

does not expect

to recognize a

material profit
or loss

upon completion

of the

transaction. Based

on balances as

of 31 December

2024, the

completion of

the transaction
would reduce

the Group’s

risk-weighted

assets

by around

USD 1.3bn and

the Group’s

leverage

ratio denominator

by
around USD 1.7bn.
In October 2024, UBS entered

into an agreement to sell to American

Express Swiss Holdings

GmbH (American Express) its
50% interest

in Swisscard

AECS GmbH

(Swisscard), a joint

venture in

Switzerland between UBS

and American

Express,
subject to

certain closing

conditions.

Also in

October 2024,

UBS entered

into an agreement

with Swisscard

to transition

the
Credit Suisse-branded

card portfolios

to UBS. In

January 2025,

UBS completed

the purchase

of the card

portfolios,

with the
actual client migration

expected to take place over the following quarters.

The two transactions will result in similar

profit
and loss effects

over the course

of 2025 and,

therefore, on

a net basis are

not expected

to have a material

impact for UBS.
In 2024, UBS

recorded an

expense of USD

41m in connection

with the termination

of the Swisscard

joint venture.
Material weakness in internal control over financial reporting
As a registrant

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
Following the

acquisition

and merger

of Credit

Suisse

Group

AG into

UBS Group

AG in

June 2023,

Credit Suisse

AG
concluded

that

as

of

31 December

2023

its

internal

control

over

financial

reporting

continued

to

be

ineffective.

As
permitted by SEC guidance

in the year

of an acquisition, UBS

Group AG excluded

Credit Suisse AG from

its assessment
of internal control over financial reporting for the year ended 31

December 2023 and concluded that its internal control
over financial reporting was effective as of such date.
In 2024, in

light of the

increased complexity of the

internal accounting and control

environment, the remaining migration
efforts

still

underway

and

limited

time

to

demonstrate

operating

effectiveness

and

sustainability

of

the

post-merger
integrated

control

environment,

management

has

concluded

that

additional

evidence

of

effective

operation

of

the
remediated controls is required to

conclude that the risk assessment

processes are operating effectively

on a sustainable
basis. In light

of the above,

management has concluded that

there is a

material weakness in internal

control over financial
reporting at 31 December 2024.
›

Refer to the “Risk factors” section and to

“Management’s report on internal control over financial reporting” in the
“Consolidated financial statements” section of this

report for more information about management’s assessment of internal control over financial reporting as of 31 December 2024 and

the remediation of Credit Suisse material weaknesses

Annual Report 2024 |
Our strategy, business model and environment

| Our strategy

17
Our strategy
UBS – who we are
UBS is the largest truly global wealth

manager and the leading bank in Switzerland.

These key pillars of our strategy are
enhanced by focused and competitive

investment bank and asset management

capabilities.

Staying close to our clients,
whether

they

are

individuals,

institutions

or

businesses,

and

providing

financial

advice

and

solutions

to

help

them

to
achieve their goals is of

the upmost importance to

us.

We have a capital-generative

and well-diversified business

model
with strong competitive positions

in our target markets.

Our business model, our

strong and risk-aware culture

and our
superior client service, as

well as our respected brand

with over 160 years

of history and our

capital prudence, have made
it possible to consistently

and sustainably both

grow profits and

deliver a high return

on equity over the

long term. The
acquisition of the Credit Suisse Group has further accelerated our growth strategy by providing our client franchises with
additional scale,

complementary capabilities

and talent

in line

with our

ambition to

position UBS

for sustainable,

high-
quality returns and long-term growth.

We are focused on driving sustainable long-term growth

while maintaining risk and cost discipline
Our objective is to generate value for

our shareholders and clients by driving sustainable

long-term structural growth and
attractive

capital

returns.

To

accomplish

this,

we

are

building

on

our

scale,

content

and

solutions,

while

remaining
disciplined on capital, risk and costs.

Maintaining a balance sheet

for all seasons remains the foundation

of our success.
This gives us the capacity

to invest strategically and

will enable us to deliver

against our financial targets

and ambitions,
which are outlined in the “Targets, capital guidance and

ambitions” section of this report.
Our growth

plans are

rooted in

an attractive

business mix

that is

also a

source of

our competitive

strength. Our

asset-
gathering

businesses

are

characterized

by

being

structurally

attractive

from

a

capital

consumption

perspective

and
generate more than half of

our revenues
1
, while representing around

40% of our risk-weighted

assets (RWA)
1
. Roughly
another third of our

RWA
1

are in Personal &

Corporate Banking in Switzerland,

our home market and

an attractive, stable
and well-diversified

economy,

with low

historic credit

losses. Furthermore,

we operate

a capital-light

Investment Bank,
which is limited to 25% of Group RWA.
1
Moreover, our aim is to maximize our impact and that of

our clients to create long-term sustainable value. We also

have
a responsibility

toward the

communities we

serve and

our employees. We

have outlined

selected environmental,

social
and governance (ESG) aspirations, which we expect to

support our financial targets and ambitions.
We have a global, diversified business model
Our invested

assets of

more

than USD 6trn

are regionally

diversified across

the globe.

We give

our clients

access

to a
broad,

relevant

and

customizable

range

of

solutions,

which,

together

with

our

thought

leadership

and

capabilities,
position us well to

become their partner of choice.

Our strategic ambitions reflect the

long-term outlook on demographic
and social trends affecting wealth distribution, product demand and client experience.
Half of our wealth management clients’ invested

assets are in the Americas, where we

are among the top players in the
world’s largest

wealth

pool, with

solid wealth

generation

prospects.

The Investment

Bank has

invested

in growing

its
Global Banking,

Global Markets

and Research

capabilities

in the

region, and

it is

focused on

cross-regional

and cross-
divisional collaboration to drive growth.
In Asia

Pacific, which is

the fastest-growing wealth

market, we are

by far

the largest

wealth manager,
2

and we

are building
on that scale to drive growth.

We are further developing

our businesses in the region

to deliver our leading capabilities,
leveraging our expanded and diversified footprint, strengths in cross-divisional collaboration and global connectivity.

In EMEA we are focused on improving profitability and driving focused growth by optimizing our domestic footprint and providing a comprehensive offering for entrepreneurs.
Finally, in Switzerland we have a highly

integrated business and aim to reinforce our position

as the leading bank. We are
driving our digital transformation, enhancing the client experience and improving efficiency, while focusing on capturing selected

growth

opportunities.

We

are

also

delivering

on

our

commitments

to

our

home

market,

as

we

continue

to
provide around CHF 350bn of credit to Swiss companies

and the economy.
We collaborate as one UBS to deliver integrated coverage

for clients

We strive

to serve

our clients

as one

firm, with

collaboration

across our

business divisions

being a

cornerstone

of our
strategy

and

a

key

differentiator,

as

we

deliver

the

best

of

UBS.

For

example,

our

asset-gathering

franchises

work

in
synergy

to

offer

clients

a

comprehensive

product

suite

paired

with

exclusive,

premium

personalized

services.

The
Investment Bank complements these by delivering

insights, execution capabilities and risk management expertise to both
our

wealth

and

Swiss

corporate

clients.

We

regularly

enhance

this

integrated

approach

to

support

our

growth,

as
demonstrated by

recent initiatives,

such as the

establishing of

the division-agnostic

Unified Global

Alternatives and

the
creation of Global Wealth Management Solutions.

Annual Report 2024 |
Our strategy, business model and environment

| Our strategy

18
Supporting sustainability

We help our clients achieve

their sustainability and impact

objectives while navigating the

evolving macroeconomic and
complex regulatory

landscape. To

help us realize

this ambition,

our sustainability

and impact

strategy is

based on

three
strategic

pillars:

(i) Protect

–

manage

our

business

in

alignment

with

our

sustainable,

long-term

Group

strategy

and
evolving standards;

(ii) Grow –

embed an

innovative sustainability

and impact

offering across

all our

business divisions;
and (iii)

Attract

–

be the

bank of

choice for

clients and

employees.

We

support

our

clients in

the

transition

to

a

low-
carbon

world

and

consider

climate

change

risks

and

opportunities

across

our

bank

for

the

benefit

of

our

clients,
shareholders and all our stakeholders.

We are investing in our technology to drive business

outcomes

We have a proven technology strategy in place

to focus on delivery and experience for

our clients and employees, while
we are preparing for the future.

We are constantly modernizing our technology to support

an already strong foundation;
we

have

a

robust

infrastructure,

70%

of

which

is

in

the

public

and

private

Cloud,

that

maintained

over

99.999%
availability over the last year and maintains high security

standards.

This

foundation

facilitates

our

integration

and

enables

us

to

embrace

and

implement

innovation,

such

as

generative
artificial intelligence (AI), to bring technology products and solutions to the next level.

We are

evolving into

an AI-driven

institution, using

generative

AI to

drive growth,

improve client

service, and

increase
productivity.

In the

fourth

quarter

of 2024,

we

announced

the

deployment

of 50,000

Microsoft

Copilot

licenses,

the
largest in the global financial services industry at

the time. This initiative is

already showing increased usage of generative
AI tools, with

1.75 million prompts

across all tools

in 2024,

and it is

expected to

substantially expand

in 2025.

We will
continue delivering AI initiatives across our businesses, including re-inventing how we do software engineering.
We

invest in

partnerships

with

leading

academic

institutions

worldwide

and

other

key

players

to develop

ideas,

drive
outcomes across the firm and foster pioneering AI research.

We

are

committed

to

driving

innovation

and

excellence,

ensuring

that

our

technology

advancements

meet

the
expectations of our clients, employees, and stakeholders.
Our efforts

are supported

by our

governance and

controls that

are designed

to safeguard

the interests

of our

clients,
employees and other stakeholders.
›
Refer to the “Risk management and control” section of this

report for more information

›
Refer to the UBS Group Sustainability Report 2024,

available under “Annual reporting” at
ubs.com/investors

for more information
1
Excluding Non-core and Legacy.
2
Asian Private Banker, 23 January

2024.

Annual Report 2024 |
Our strategy, business model and environment

| Targets, capital guidance and ambitions

19
Targets, capital guidance and ambitions
We reiterate

the financial

targets and

long-term ambitions

that we

announced in

2024. We

remain well

positioned to
deliver on

those targets

and

ambitions,

and we

believe

that our

scale

and client

franchises,

as well

as the

completed
integration, will position us to sustainably drive higher returns.

The graphic below shows our financial targets, capital guidance and long-term ambitions.

Our targets and ambitions are

based on the Group’s target

of a common equity

tier 1 (CET1) capital ratio of

around 14%
and the existing Swiss capital regime.
After reaching 58% of our planned cumulative gross cost savings at the end of 2024, we maintain our aim of delivering
exit rate gross cost savings of around USD 13bn by the end of 2026, compared with the full year 2022 cost base for the
combined

organizations.

Gross

cost

savings

will

provide

necessary

capacity

for

reinvestment

to

further

reinforce

the
resilience of our infrastructure and to drive sustainable growth by investing in talent, products and services.

In the Non-core

and Legacy

business division,

as at

31 December 2024

we had

reduced risk-weighted

assets (RWA)

by
52% since the second quarter

of 2023, well ahead of

our original plan. As a

result, we have updated our

ambition and
now aim to

reduce Non-core

and Legacy

RWA to around

USD 29bn by

the end

of 2025

and around

USD 22bn by

the
end of 2026.

Additionally, we expect up to USD 1bn of funding cost savings by 2026 compared with 2023 levels.
Our business division ambitions are the following.
– Global Wealth Management: surpass USD 5trn of invested assets by 2028, with around USD 100bn of net new assets in 2025, building to around USD 200bn annually

by 2028, and an underlying cost / income ratio

of less than 70% by
the end of 2026 (exit rate).
–
Personal & Corporate Banking: an

underlying cost / income ratio

of less than 50% by

the end of 2026 (exit rate)

and
an underlying return on attributed equity of around 19%

in the medium term.
–
Asset Management: an underlying cost / income ratio of

less than 70% by the end of 2026 (exit rate).
–
The Investment

Bank: an

underlying return

on attributed

equity of

around 15%

through the

cycle, while

operating
with no more than 25% of the Group’s RWA (excluding

Non-core and Legacy).
–
Non-core and Legacy:

an underlying loss

before tax of

less than USD 1bn

and underlying operating expenses

of around
USD 0.8bn,

both excluding

litigation and

by the

end of

2026 (exit

rate),

and around

USD 22bn RWA

by the

end of
2026.
Our aspirations on

environmental, social and governance (ESG)

matters are set

out in the

UBS Group Sustainability Report
2024, available under “Annual reporting” at
ubs.com/investors
.
Performance

against

targets,

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
performance measures

Annual Report 2024 |
Our strategy, business model and environment

| Our businesses

20
Our businesses
We

operate

through

five

business

divisions:

Global

Wealth

Management,

Personal

&

Corporate

Banking,

Asset
Management, the

Investment Bank and

Non-core and Legacy.

Our global reach and the breadth of our

expertise are the
major assets setting us apart from our competitors. Our Group functions are support and

control functions

that provide
services to the Group. Virtually all costs incurred by the Group functions are allocated to the business divisions, leaving a
residual

amount

that

we

refer

to

as

Group

Items

in

our

segment

reporting.

We

see

collaboration,

both

within

and
between business divisions,

as key to our growth.

›
Refer to the “Our strategy” section of this report for

more information about the collaboration between our

business divisions
Global Wealth Management

We are the largest

truly global wealth

manager and are

focused on serving

the needs of

ultra high and

high net worth
individuals

through

trusted

relationships

with

our

advisors.

Our

global

reach,

our

advisory

approach

led

by

the

Chief
Investment Office (the CIO) and

access to our comprehensive platform with

its broad array of solutions,

supported by our
premium brand,

are key differentiators.

Global Wealth

Management is organized

into five

regional business units

covering the US,

Switzerland, Asia Pacific,

EMEA
and Latin America,

as well as capability-related and support units. Capability business units,

such as the Chief Investment
Office and the

newly created GWM

Solutions,

help to efficiently

deliver integrated

solutions tied into

the CIO-led

value
proposition.

For

regional

reporting

purposes,

we

disclose

selected

information

about

the

Americas,

Switzerland,

Asia
Pacific, EMEA and Global regions.
Integration of Credit Suisse and organizational changes
The acquisition

of the

Credit Suisse

Group in

2023 enhanced

our leading

global position,

increased our

scale and

has
expanded our

capabilities. Since then,

we have

made substantial progress

with the

integration of

our wealth

management
businesses. Our

client migration

is underway,

with more

than 90%

of all

assets outside

of Switzerland

migrated onto
UBS

platforms

by

year-end

2024.

In

the

fourth

quarter

of

2024,

we

completed

the

migration

of

our

Global

Wealth
Management client accounts in Luxembourg, Hong Kong, Singapore and Japan

,

followed by accounts in Italy in January
2025, and are currently focused on Swiss client account

and platform migrations.
›
Refer to the “Integration of Credit Suisse” section of this

report for more information
Since 1 July 2024, Global

Wealth Management has been jointly

managed by two Co-Presidents. On

that date, Iqbal Khan
became

Co-President

Global

Wealth

Management

and

Robert

Karofsky

became

Co-President

Global

Wealth
Management and President UBS Americas. On 1 September

2024, Mr. Khan also became President UBS Asia Pacific

.
In recognition

of the

increased

size and

potential of

our wealth

management

business

in Latin

America following

the
acquisition of the Credit Suisse Group, Global

Wealth Management Latin America became a

new business unit in 2024.
Also in

2024, we

introduced GWM

Solutions,

which is

aimed at

combining all

client solutions

across UBS

into a

single
unit in order to more effectively, efficiently and consistently deliver products and capabilities to our clients.

An

integral

part

of our

growth

plans

is

to

improve

profitability

across

our

Americas

wealth

business,

which

manages
USD 2.1trn in invested assets and is a key pillar of our strategy and value proposition to clients. We are executing on our targeted investments to

enhance and build

out our multi-disciplinary

coverage model

of the ultra

high net worth

client
segment and increase penetration of the high net worth and core affluent segments to further drive scale. These growth initiatives will be

supported by investments in

our banking capabilities and

technology,

as well as

increased cost discipline.
How we do business
With our

distinctive approach to wealth

management,

and by offering advice,

expertise and solutions,

we help our clients
pursue what

matters most

to them.

Our alignment

of our

core offering

across UBS

and Credit

Suisse platforms

is near
completion, and clients across our entire

franchise can benefit from the best UBS has

to offer regardless of the platform
they are on.
Our investment

advice to

clients is

led by

our global

CIO, which

produces the
UBS House

View
, identifying

investment
opportunities

designed

to

protect

and

increase

our

clients’

wealth

over

the

long

term.

CIO

views

drive

investment
recommendations for advisory

clients and investment

decisions for discretionary

clients,

representing USD 1.8trn in

fee-
generating assets globally.

Through

our

platforms,

we

offer

to

our

clients

a

broad

range

of

securities

and

investment

products.

In

addition

to
traditional equity and fixed-income securities, our investment specialists source and craft a range of

investment products,
including

separately

managed

accounts

(SMAs),

structured

products,

sustainable-

and

impact-investing

products,

and
alternative investments. Our alternatives offering gives clients access to private markets, hedge funds and real assets. We
offer our own private equity multi-manager investments and

enable clients to access selected single-manager funds and
open-ended programs.

Chief Investment Office-led value chain

Clients
Listening to our clients' views and considering their risk profiles and their investment goals

Ideas in a *UBS House View* context
Well-researched investment advice and thought leadership.

Design of solutions
Solutions aligned with the *UBS House View*: discretionary and advisory mandates, alternatives, structured solutions, etc.

Communications
A clear channel from advisors to clients.

Implementation and execution
Positioning of solutions by advisors and seamless execution. Tailored advice to clients.

The investment advice for and management of more than USD 1.8trn in fee-generating assets globally, underpinned by robust risk management.

Note: The Chief Investment Office develops a clear, concise and consistent investment assessment, the UBS House View, consisting of strategic asset allocation and tactical asset allocation.

Annual Report 2024 |
Our strategy, business model and environment

| Our businesses

21
To

complement

this

offering,

we

provide

clients

with

advice

on

wealth

planning,

sustainability-focused

and

impact
investing, and corporate and banking services. Our specialist teams also advise on art and collecting, family strategy and
governance, philanthropy, next generation, and wealth transition

.
›
Refer to the UBS Group Sustainability Report 2024, available under “Annual reporting” at
ubs.com/investors , for more
information about sustainability matters
In addition

to our

investment management

products and

solutions, we

also offer

extensive mortgage,

securities-based
and structured lending expertise, catering to clients’ sophisticated lending needs.
The newly created GWM Solutions brings

all client solutions into a

single unit in order to

more efficiently and consistently
deliver integrated solutions tied

into the CIO-led value

proposition. GWM Solutions presents

an opportunity to leverage
cross-divisional capabilities

to serve every

aspect of our

clients’ financial needs.

We are now

extending the breadth

and
depth of our offering into

the areas of alternative investment and

corporate finance solutions. In 2024, we

combined our
private market and hedge fund manager selection

franchises from Global Wealth Management

and Asset Management
to create a new business

unit,

called Unified Global Alternatives

,

which sits operationally within

the Asset Management
business

division

and

additionally

reports

to

Global

Wealth

Management.

We

also

formed

Unified

Global

Banking,
combining

Global Wealth

Management’s

corporate

finance

capabilities

with

Global

Banking

to

service

the

traditional
corporate finance needs of our Global Wealth Management

clients and their companies.
We are

investing in

our operating

platforms and

tools to

better serve our

clients’ needs,

improve their

experience, enhance
overall

advisor

productivity

and

improve

operational

resilience.

We

aim

to

make

our

service

delivery

faster,

more
responsive, and

more convenient

for our

clients. Our

platform for

discretionary mandates

provides significant

flexibility
and solutions.

For example,
UBS My Way
, which

is now

also available

on the

Credit Suisse

platform, enables

clients to
personalize

their

portfolios

beyond

traditional

mandates,

providing

transparency

and

performance

insights.

As

of
31 December 2024, it has reached over USD 15bn in invested

assets.
In Asia Pacific and Switzerland, the Direct Investment Insights function on our online banking platform enables clients to trade directly based

on CIO insights

via their smartphones

and other digital

devices.
UBS Advice Compass

enables advisors
in one-to-one

meetings with

their clients

to review

in depth

all important

portfolio aspects

enhanced with

actionable
next steps and investment

opportunities. Clients are

thus offered an

enhanced ability to

monitor their portfolios

and to
put their investment strategy

into action in line with CIO research.

For the

benefit of

our clients

and to

further empower

our advisors,

we are

also leveraging

investments in

the artificial
intelligence (AI) space.

We are

using AI-powered tools

to enhance our

capabilities and

platforms, for example

Red, our
internal chatbot that builds on generative AI

capabilities,

was rolled out to around

7,000 employees in the fourth quarter
of 2024.

In the

US, 13

million AI-generated insights

were delivered

to US

advisors in

2024. Additionally, we

are connecting
our clients with leaders in the

AI space and providing them with

thought leadership, content and solutions

regarding AI
investment opportunities.
In addition, we

are continuing to

broaden our offering

across asset classes

and themes, collaborating

with best-in-class
managers across the most relevant strategies.

Annual Report 2024 |
Our strategy, business model and environment

| Our businesses

22
Competition

Our main competitors fall into two categories: competitors with a strong position in the Americas but with more

limited
global footprints,

such as

Morgan

Stanley, JPMorgan

Chase, Wells

Fargo

and Bank

of America;

and competitors

with
international footprints but with a smaller presence

than UBS in the US, such as Julius Baer, BNP

Paribas, Deutsche Bank
and HSBC.

We also

compete with

fintech firms

in some

regions and

products. We

have strong

positions in

the largest
wealth region (the US)

and the fastest-growing

wealth regions (Asia

Pacific and the

Middle East). The size

of our global
franchise,

our

bespoke

cross-divisional

solutions

and

our

premium

brand

and

reputation

differentiate

us

from

our
competitors and would be difficult to replicate.

Personal & Corporate Banking
As the

leading bank

in Switzerland,

our home

market, we

provide a

comprehensive

range of

financial products

and services
to private, corporate

and institutional

clients. With

Personal & Corporate

Banking at its core,

Switzerland is

the only region
where we operate in all of our business

areas. We are fully committed to maintaining

our leadership in our home

market.
Swiss clients

and the

Swiss economy

benefit from

UBS’s unparallelled

global reach

and capabilities.

We are a

go-to bank

for
entrepreneurs in Switzerland,

providing comprehensive

support at every stage of the entrepreneurial

journey. Drawing on
an extensive branch network and

highly qualified client advisors, complemented by modern digital banking services and customer service

centers, we

are able to

serve more than

one-third of

Swiss households

and more than

90% of large

Swiss
companies.

In 2024,

UBS was named

“Best Bank in

Switzerland”

by Euromoney for

the tenth time

since 2012.
Personal & Corporate Banking is organized into

10 regions, covering distinct Swiss economic areas.

We operate a multi-
channel approach, and we are constantly developing our digital and remote channels.
Integration of Credit Suisse and organizational changes
We continue to make progress related

to the integration of Credit Suisse,

and we are on track to substantially

complete
the

integration

by

the

end

of

2026.

We

are

currently

focused

on

client

account

and

platform

migrations

and
decommissioning applications

and infrastructure.

We expect the first wave of Swiss business migrations to commence in the second quarter of 2025.
On 1 July 2024, the

merger of UBS Switzerland AG and

Credit Suisse (Schweiz) AG was completed

and was a critical

step
on our integration journey.

For the time being,

the Credit Suisse brand

will remain in

use in Switzerland,

and consumer
finance services will continue to be provided through the

BANK-now subsidiary.
›
Refer to the “Integration of Credit Suisse” section of this

report for more information

How we do business
We provide our personal banking clients with access to a comprehensive, life-cycle-based offering. This includes a broad
range of basic

banking products,

from payments

to deposits,

cards and

convenient online

and mobile banking,

as well
as

lending

(predominantly

mortgages),

investments

and

retirement

planning

services.

Personal

&

Corporate

Banking
works closely

with Global

Wealth Management to

provide our clients

with access to

leading wealth

management services.
Our corporate and institutional clients benefit from our banking, financing and investment solutions, in particular access
to

equity

and

debt

capital

markets,

syndicated

and

structured

credit,

private

placements,

leasing,

and

traditional
financing. We offer transaction banking solutions for payment and cash management services, trade and export finance,
and global custody solutions for institutional clients.

Annual Report 2024 |
Our strategy, business model and environment

| Our businesses

23
We work

closely with

the Investment

Bank to

offer capital

market and

foreign exchange

products, hedging

strategies,
and trading

capabilities, as

well as

corporate

finance advice.

In cooperation

with Asset

Management, we

also provide
fund and portfolio management solutions.

In our corporate business, we take a holistic approach

to client dialogue. We seek to provide practical,

tailored solutions
with a

deep understanding

of our

clients’ business

operations and

collaborate with

partners to

offer a

comprehensive
range of products and services. We

also launched sustainability-linked loans for

commodity trade finance and corporate
clients.
In 2024, we continued to focus on

helping our clients to achieve

their sustainability goals, as companies

and individuals
consider the best ways to transition to a lower-carbon economy

.
›
Refer to the UBS Group Sustainability Report 2024, available under “Annual reporting” at
ubs.com/investors , for more
information about sustainability matters
We see

a strong

partner network

as essential

for UBS’s

success in

Switzerland. To

meet the

increasing expectations

of
our clients, we

have established

strong partnerships

that create

significant value,

for example,

for homeowners,

where
protecting property

value is

crucial. Through

our new

partnership with

NORM, we

offer a

digital, user-friendly

energy
analysis and a specific roadmap

for sustainable renovations. Additionally, we have

introduced
UBS Loan Green

to support
sustainability in investment and commercial properties.
Through

our

collaboration

with

Fasoon

and

Startups.ch

we

actively

support

clients

in

founding

their

businesses

and
getting started

financially

from

the

very

beginning.

Our
UBS Marketplace

offers

relevant

partner

solutions to

support
corporate clients throughout their life cycle.
We are building stronger relationships with our mortgage clients throughout the entire property ownership lifecycle with
comprehensive services, including

property acquisition, renovation,

maintenance, and sale.

Our exclusive partnership

with
SMG Swiss Marketplace

Group enables us

to expand our

ecosystem to Switzerland’s

largest real estate

portals, such as
Homegate

and

Immoscout24.

Through

our

partner
Brixel

we

provide

services

related

to

property

transactions

and
promotion

financing.

Our

collaboration

with
Houzy
,

Switzerland’s

leading

homeowner

platform,

connects

our

clients
with a nationwide network of qualified craftsmen.
Competition
In Personal Banking,

our main competitors

are the cantonal

banks, Raiffeisen, PostFinance

and other regional

and local
Swiss banks; we also face competition from international neobanks and other national digital market participants. Areas of competition are basic banking services, mortgages and

foreign exchange, as well as investment mandates and

funds.
In the corporate and institutional

business, the cantonal banks and foreign

banks are our main competitors. We

compete
in basic banking services, cash management, trade and

export finance, asset servicing, investment advice for institutional clients, corporate finance and lending, and cash

and securities transactions for banks. We

also support the international
business

activities

of our

Swiss

corporate

clients

through

local

hubs

in

New

York,

Frankfurt,

Singapore and

the

Hong
Kong

SAR,

where

we

compete

with

other

foreign

banks

that

have

global

operations.

No

other

Swiss

bank

offers

its
corporate clients local banking capabilities abroad.

Annual Report 2024 |
Our strategy, business model and environment

| Our businesses

24
Asset Management
We are a global, large-scale and

diversified asset manager offering investment capabilities and strategies,

across all major
traditional and alternative asset classes, to institutions,

wholesale intermediaries and Global Wealth Management clients.
Following the acquisition of the Credit Suisse Group,

we have become one of the leading Europe-based asset managers, with total invested assets of USD 1.8trn. We are focused

on meeting the evolving needs of our clients by capitalizing on
the products and areas

where we have

a differentiated and

scalable offering and

by expanding our

strong partnerships
with the other business divisions across the Group.
Asset

Management

is

organized

into

five

areas:

Client

Coverage;

Global

Real

Assets;

Investments;

Unified

Global
Alternatives; and

the Chief

Operating Officer

(COO) area.

We cover

the main

asset management

markets globally

and
have a

local presence

in 24

locations across

four regions:

the Americas;

Asia Pacific;

EMEA; and

Switzerland. We

have
nine main hubs: Chicago; the Hong Kong SAR; London;

New York; Shanghai; Singapore; Sydney; Tokyo; and

Zurich.
Integration of Credit Suisse and organizational changes
We continued to move

at pace with the

integration of Credit Suisse.

This included the completion

of a number of

legal
entity transactions that enabled us to combine

our core operating entities and teams in each region.

Alongside that, we
made significant

strides toward

bringing together

our fund

offerings and

also

commenced

the technical

migration

of
clients’ investment portfolios onto the UBS platform.

During

2024,

we

completed

a

number

of

non-core

divestments,

including

the

sales

of

our

Brazilian

real

estate

fund
management business

(Credit Suisse

Hedging-Griffo Real

Estate), Credit

Suisse Insurance

Linked Strategies

Ltd and

our
62%

majority

stake

in

Credit

Suisse

Investment

Partners.

We

also

transferred

the

management

of

our

Quantitative
Investment Strategies business to a systematic investment

manager.

›
Refer to the “Integration of Credit Suisse” section of this

report for more information
On 1 March 2024, Aleksandar Ivanovic became President

Asset Management.
We also

took a

number of

steps to

increase our

operational efficiency

and simplify

our organization.

This included

the
reorganization and integration of our former Products functions into the Client Coverage and COO areas.

To capture the

growing client demand

for alternatives, at the

end of 2024

we combined our manager

selection franchises
from Global

Wealth Management and

Asset Management to

create a new

business unit

called Unified

Global Alternatives
(UGA). UGA sits operationally within the Asset Management business division, and additionally reports to Global Wealth
Management.

With a combined USD 286bn in invested assets across Asset Management and Global Wealth Management, UGA is one
of the leading global alternative players. By bringing together the breadth of our capabilities, we can better leverage and
scale our deep expertise in sourcing,

monitoring and managing investments. Given

our ability to work flexibly alongside
third-party alternatives managers across products,

we believe we can strengthen our strategic

partnerships with best-in-
class general partners, and together deliver new and

innovative solutions for clients.

Following the shift of our Real Estate

& Private Markets (REPM) multi-manager capabilities

to UGA, the remaining REPM
business area has been renamed as Global Real Assets.

How we do business

We are committed to

delivering investment excellence and to

creating value for our clients that

endures through cycles.
We

offer

a

range

of

investment

products

and

services

across

all

major

traditional

and

alternative

asset

classes

and
investing styles,

and we

also draw

on the

breadth of

our capabilities

to offer

asset allocation

and currency

investment
strategies across the risk–return spectrum, customized multi-asset solutions, and advisory and fiduciary services. In order
to

support

our

clients’

sustainability

objectives,

we

offer

a

comprehensive

range

of

products

and

solutions

which
incorporates a variety of approaches, including active

ownership,

as well as impact-

and transition-focused strategies.
›
Refer to the UBS Group Sustainability Report 2024,

available under “Annual reporting” at
ubs.com/investors , for more
information about sustainability matters
To serve our clients’ alternative investment needs, our UGA business maintains,

manages and curates one of the world’s
premier

open

architecture

platforms

across

hedge

funds,

private

equity,

private

credit,

real

estate,

infrastructure

and
multi-alternative

investment

products.

We

are

also

able

to

provide

access

to

exclusive

co-investments

and

secondary
market opportunities for our

more sophisticated clients. In

addition, we offer access

to a comprehensive range

of direct
investment capabilities

across hedge

funds and

real assets,

as well

as our

leading

non-investment-grade

fixed-income
capabilities managed through our Credit Investment Group.

We
continue to expand our index

and exchange-traded funds capabilities, building on our

position as the largest Europe-
based manager of

indexed investments.

We are

able to

leverage our

specialist teams,

proprietary technology and

expertise
in customization to provide our clients with a compelling range of solutions across asset classes.

Annual Report 2024 |
Our strategy, business model and environment

| Our businesses

25
We also

collaborate across

business divisions

to deliver

our best

capabilities to

clients. For

example, our

SMA initiative
with Global Wealth Management

in the US continues

to gain momentum,

with USD 195bn in

invested assets. Building
on the success

of this platform,

we are also

extending our offering

to meet the

needs of wholesale

clients in this

attractive
market.
Our

Partnerships

Solutions

business

draws

on

our

value

chain

across

the

Group

to

provide

customized

full-service
fiduciary,

investments

and

technology

solutions

for

clients.

Those

include

curated

access

to

best-in-class

third-party
traditional and

alternative

investment

managers, as

well

as a

comprehensive

suite of

proprietary

technology solutions
and research services.

We are building on

our extensive and long-standing

presence in the

Asia Pacific region, particularly

in China, where we
have enhanced our onshore presence through our joint ventures.
To better serve our clients’ needs,

enable further scalability and growth

across our business, and

position us to seize the
opportunities

presented

by

generative

artificial

intelligence,

we

are

transforming

our

front-to-back

business,

our
operating

model

and

our

technology

platform.

This

includes

our
UBS Advantage

initiative,

which

will

enable

us

to
streamline trading

and portfolio

implementation across

our active

and index

capabilities through an

integrated technology
architecture. We also remain

focused on capturing structural

efficiencies to support our profitable

growth. This includes
refining our strategic product offering, further streamlining our organization,

and realizing integration-related synergies.

Competition
Our main

competitors are global

firms with wide-ranging

capabilities and distribution

channels, such as

AllianceBernstein,
Allianz

Asset

Management,

Amundi,

BlackRock,

DWS,

Franklin

Templeton,

Invesco,

J.P. Morgan

Asset

Management,
Morgan Stanley Investment

Management, Schroders, State Street Global

Advisors and T. Rowe Price,

as well as

firms with
a specific market or asset-class focus.

Annual Report 2024 |
Our strategy, business model and environment

| Our businesses

26
Investment Bank
The

Investment

Bank

provides

services

to institutional,

corporate

and wealth

management

clients, helping

them

raise
capital,

invest

and

manage

risks,

while

targeting

attractive

and

sustainable

risk-adjusted

returns

for

the

Group’s
shareholders. Our traditional strengths are in

equities, foreign exchange, research, advisory

services and capital markets,
complemented by

a focused

rates and

credit platform.

We use

our data-driven

research and

technology capabilities

to
help

clients

adapt

to

evolving

market

structures

and

changes

in

regulatory,

technological,

economic

and

competitive
landscapes.
Aiming to deliver market-leading

solutions by using our

intellectual capital and electronic

platforms, we work closely

with
Global Wealth

Management,

Personal &

Corporate Banking

and Asset

Management

to bring

the best

of the

Group’s
capabilities to our clients. We do so while being disciplined about balance sheet deployment and costs.
Our two business

areas, Global Banking and

Global Markets, are organized

globally by product. Our

business is regionally
diversified, with a presence in more than

30 countries. We cover the main

investment banking markets globally and have
major financial hubs across four regions:

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
Integration of Credit Suisse and organizational changes
The acquisition of

the Credit Suisse

Group in 2023

accelerated the Investment Bank’s

existing growth strategy,

reinforcing
and strengthening

our coverage

and presenting

a powerful

opportunity to

enhance capabilities

and client

relevance in
key products and regions.

The

Investment

Bank

has

benefited

significantly

from

the

integration

of

Credit

Suisse,

in

terms

of

clients,

talent

and
capabilities.

And the integration has also helped

us to build a more sustainable market

share in a range of products and
markets. The

transfer of

Credit Suisse

positions onto

UBS infrastructure

is now

complete, and

all in-scope

clients have
been onboarded.
›
Refer to the “Integration of Credit Suisse” section of this

report for more information
On 1 July 2024, George Athanasopoulos and Marco Valla joined the Group Executive Board as Co-Presidents Investment
Bank. They replaced Robert Karofsky, who on that date became Co-President Global Wealth Management and President
UBS Americas.
In 2024, GWM Solutions was introduced and is aimed at combining all client solutions across UBS into a single construct so as

to

more

effectively,

efficiently

and

consistently

deliver

products

and

capabilities

to our

clients.

As part

of GWM
Solutions, we announced

the formation of

Unified Global Banking,

combining Global Wealth

Management’s corporate
finance

capabilities

with

Global

Banking

to

service

the

traditional

corporate

finance

needs

of

our

Global

Wealth
Management clients and their companies.
How we do business
The Investment Bank consists of

two areas: Global Markets, which is

supported by Investment Bank Research;

and Global
Banking. Our global coverage model utilizes our international industry expertise and product capabilities to meet clients’
emerging needs.
Our Global Banking business

offers a broad range

of investment banking products

and services to our

clients. We work
with our clients to

understand their business

needs and provide

ideas that support

growth and help

them achieve their
objectives. Global

Banking advises

clients on strategic

business opportunities,

such as

mergers, acquisitions

and related
strategic matters,

and helps

them raise

capital, in

both public

and private

markets, to

fund their

activities. With

teams
located across

the Americas,

EMEA and

Asia Pacific

regions, our

banking coverage

offers clients

local market

expertise
coupled with access to a global network.
Our Global Markets business helps clients engage

with local markets globally, providing nimble,

innovative and bespoke
access to

solutions, from

market and

insight tools

to trade

strategies and

execution. Global

Markets enables

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

Annual Report 2024 |
Our strategy, business model and environment

| Our businesses

27
Our Investment

Bank Research

business continues

to publish

research based

on primary

data to

concentrate

on data-
driven outcomes and offers clients differentiated content about major financial markets and securities around the globe, with analysts

based in

more than

20 countries

and with

coverage of

more than

3,700 stocks

in 49

different countries.
HOLT
, a framework that helps investors to make better

decisions,

was successfully transferred from Credit Suisse

to UBS
in October 2024 and is an

addition to our data capabilities

,

which include
Quant Research

and
UBS Evidence Lab . HOLT
provides investors with a robust framework to analyze,

value and compare 20,000 companies globally.
Our capabilities, core products

and services have

been enhanced by

the integration, which has

enabled us to

deliver these
products and services to

an expanded institutional

and corporate client

base. In addition, we

are now better

positioned
to serve Global Wealth Management,

offering investment banking capabilities,

and to further enhance our

connections
with

wealth

management

clients.

The

integration

of

Credit

Suisse

is

expected

to

drive

further

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

array of sustainability-focused

advice, products, research

and events. We

help meet clients’

needs
with respect to

environmental, social

and governance

(ESG) considerations

and sustainable

finance, helping

to reshape
business models and investment opportunities and to develop

sustainable finance products and solutions.

In Global

Markets, we

develop products

and solutions

designed to

meet clients’

specific and

increasingly detailed

ESG
objectives. In

Global Banking,

the ESG

Advisory Group

supports UBS’s

clients globally in

assessing their

ESG / sustainability
profile and linking

such profiles to

investor demand

and valuation.

The ESG research

team delivers thematic

reports on
ESG

and

sustainability-related

topics.

More

generally,

through

our

research,

we

address

ways

in

which

ESG

factors
connect to individual markets, sectors and companies in

our coverage.
›
Refer to the UBS Group Sustainability Report 2024,

available under “Annual reporting” at
ubs.com/investors , for more
information about sustainability matters
The Investment Bank

strives to

be the digital

investment bank of

the future,

focused on delivering

innovation-led solutions
and efficiencies for

our clients. Our

digital strategy harnesses

technology to provide

access to sources

of unique, global
liquidity, personalized advice and differentiated content. As the world around us changes, our digital capabilities harness emerging

technologies

and

create

new

products

and

solutions,

which

help

our

clients

to

adapt

to

evolving

market
structures and achieve their investment goals.

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
Joint efforts between

the Investment Bank

and the other

business divisions (for

example, our work

with Global

Wealth
Management through GWM Solutions coverage) and, externally, strategic partnerships (for example, UBS BB jointly with
Banco

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
Competition
Our global

reach presents attractive options

for growth. In

the Americas, the

largest investment banking

fee pool globally,
we

continue

to focus

on

increasing

market

share

in our

core

Global

Banking

and

Global Markets

businesses.

In

Asia
Pacific,

we

plan

to

capture

opportunities

arising

from

expected

market

internationalization and

growth

in

China

and
other markets,

and to strengthen

our presence

in the region.

In EMEA, we

plan to leverage

our strong base

and brand
recognition to further gain market share

.
Competing firms operate

in many

of our markets,

but our strategy

differentiates us, with our

focus on selective

leadership
in the areas

where we have

chosen to compete

and a business

model that leverages

talent and technology

rather than
balance sheet. Our

main competitors are

the major global

investment banks (e.g.

Morgan Stanley and

Goldman Sachs)
and corporate investment

banks (e.g. Bank

of America, Barclays,

Citigroup, BNP Paribas,

Deutsche Bank and

JPMorgan
Chase). In certain products and regions,

we also compete with boutique investment banks and fintech

firms.

Annual Report 2024 |
Our strategy, business model and environment

| Our businesses

28
Non-core and Legacy
Non-core

and

Legacy

includes

positions

and

businesses

not

aligned

with

our

long-term

strategy

and

risk

appetite.

It
consists of

selected assets

and liabilities

from the

former Credit

Suisse business

divisions, as

well as

residual assets

and
liabilities from

UBS’s former Non-core and Legacy Portfolio that preceded

the acquisition of the Credit Suisse Group and
smaller amounts

of assets

and liabilities

of UBS’s

business divisions

that have

been assessed

as not

strategic in

light of
the acquisition.
We have made

strong progress in actively

reducing Non-core

and Legacy’s assets

and liabilities. Most

notably, as of

the
end

of

2024,

we

reported

risk-weighted

assets

(RWA)

of

USD 41.4bn

and

leverage

ratio

denominator

(LRD)

of
USD 53.5bn,

which

equates

to

a

year-on-year

RWA

reduction

of

USD 32.6bn,

or

44%,

and

an

LRD

reduction

of
USD 115.0bn, or 68%.
›
Refer to the “Integration of Credit Suisse” section of this

report for more information
Our key priorities and operations
We will continue to actively wind down Non-core and Legacy’s positions in order to reduce operating costs and financial resource

consumption,

with a

focus on

economic profitability,

and to

enable us

to simplify

infrastructure.

Incremental
costs or losses may arise in connection with the reduction

of such assets and liabilities.

Our key priorities continue to be as follows.
–
Reduce RWA and LRD, freeing up

capital for the UBS Group. We

aim to achieve a share

of below 5% of Group RWA
by the end of

2026. We will continue to

actively pursue the acceleration of

the natural roll-off through active

unwinds.
–
Reduce

operating

costs

and

financial

resource

consumption

by integrating

onto the

core platform,

simplifying

and
decommissioning

infrastructure,

and

minimize

the

number

of

legal

entities.

We

aim

to

exit

2026

with

around
USD 0.8bn in underlying operating expenses (excluding

litigation).

–
Execute the de-risking strategy in an orderly manner to protect the client franchise, working in partnership with other
business divisions.

Non-core and

Legacy includes

financial and

non-financial

assets, operating

expenses

and funding

costs

related

to the
following legacy Credit Suisse businesses: loans primarily related to corporate clients and emerging markets, the residual securitized products businesses, the macro

trading business, including rates and foreign

exchange, the legacy life-finance
business, the equities portfolio, including

the remaining equity swaps, share

back-lending positions and legacy structured
renewables-linked

positions, and

the residual

credit business.

It also

includes residual

trades from

businesses exited

by
the pre-integration

UBS Investment

Bank, mainly

in 2012.

The portfolio

additionally encompasses

positions relating

to
legal matters transferred to it at the time of its formation in 2023.

Annual Report 2024 |
Our strategy, business model and environment

| Our businesses

29
Group functions
Our Group functions are support and control functions that provide services to the Group, focusing on effectiveness, risk
mitigation and efficiency.

How we are organized
Our Group

functions

include

the

following major

areas:

Group

Services

(which consists

of

the

Group

Operations

and
Technology

Office,

Group

Compliance,

Regulatory

& Governance,

Group

Finance, Group

Risk Control

,

Group

Human
Resources

and

Corporate

Services,

Communications

&

Branding,

Group

Legal,

the

Group

Integration

Office,

Group
Sustainability and Impact and the Chief Strategy

Office)

and Group Treasury.

Virtually all

costs incurred

by the Group functions

are allocated

to the business

divisions, leaving

a residual amount

that we
refer to

as

Group Items

in

our

segment reporting

in

accordance with

IFRS Accounting

Standards. Certain

activities are
retained centrally, where not directly related to

the businesses, such as

group hedging and own

debt activities

in Group
Treasury

and

certain

other

costs

that

are

mainly

related

to

deferred

tax

assets

and

costs

relating

to

our

legal

entity
transformation program.
Most of

our employees

in

the

Group functions

are

employed by

UBS

Business Solutions

AG

or

another of

our

service
company subsidiaries of UBS

Group AG. The

costs of

the Group

functions employees in UBS

Business Solutions AG are
reflected as

compensation expense

in

UBS

Group AG

reporting and

as

general and

administrative expense in

UBS

AG
reporting.
Group Services
The

vast

majority

of

the

support

and

control

functions

are

fully

aligned

or

shared

among

the

business

divisions.

The
activities

of

the

businesses

and

support

and

control

functions

are

closely

aligned

to

improve

efficiency

and

create

a
working environment built on accountability and collaboration.

Group Treasury
Group Treasury

manages balance sheet structural risk (e.g. interest rate, structural foreign exchange and collateral risks), as well

as the

risks associated

with our

liquidity,

capital and

funding portfolios.

Group Treasury

serves all

five business
divisions, and its risk management is integrated into the

Group risk governance framework.
Our environment
Market environment
Global economic developments in 2024
1
Although global

economic growth

slowed slightly

in 2024,

to 3.2%

from 3.4%

in 2023,

there was

more growth

than
had been expected, helped by the strength of the US economy,

slowing inflation, and central bank rate cuts.

The

resilience

of

the

US

economy

was

the

main

surprise

relative

to

projections

coming

into

2024.

Robust

consumer
spending and greater business

investment in artificial

intelligence (AI) helped

US GDP to

grow by 2.8%,

close to the

2.9%
increase registered in 2023.

Growth in other developed economies was more muted. The Eurozone’s GDP expanded by 0.7%, which was marginally better than the

0.5% registered in

2023. Germany was

the main drag, with

the region’s largest

economy held back

by
weak consumer demand, high energy

prices and challenges in major export

markets, including intensifying competition
to its important

automotive industry.

In contrast, Swiss

GDP growth accelerated

to 1.4%, up

from 0.7%

in 2023, with
improving consumer demand offsetting weakness in the manufacturing sector.

China’s

post-pandemic

rebound

continued

to

be

disappointing,

with

GDP

growth

at

4.8%,

compared

with

5.2%

in
2023. Consumers were cautious

about spending against a

backdrop of job

insecurity and falling property prices.

Stimulus
from the government came late in the year and has yet

to revive consumer confidence.

Inflation continued its

trend toward normalization

after the multi-decade

highs experienced in

the wake of

the COVID-
19 pandemic. Lower inflation in the Eurozone

and the UK led the European Central

Bank and the Bank of England to cut
rates by

100 basis points

and 50 basis

points, respectively.

Meanwhile, low

inflation in

Switzerland (1.1%

in 2024)

led
the Swiss National

Bank (the

SNB) to cut

interest rates by

125 basis points. The

US Federal Reserve

cut interest rates

by
100 basis points, less than had been expected earlier in 2024. The consumer price index in the US rose 2.9% in the year
to December 2024, compared with 3.4% in 2023.

Annual Report 2024 |
Our strategy, business model and environment

| Our environment

30
Strong

US

earnings

growth,

lower

interest

rates,

and

optimism

about

AI

helped

the

S&P

500

deliver

a

25%

return,
contributing to a 20.7%

return for the

MSCI All Country

World Index. The MSCI

Europe index gained

10.3%, with the
MSCI Switzerland

returning

6.6%. Emerging

market

equities returned

8.1% in

US dollar

terms, with

the MSCI

China
returning 19.8%, helped by government pledges of more

forceful stimulus.
It was a volatile

year for bond markets,

amid shifting expectations over

the timing, pace and

magnitude of interest rate
cuts from

central banks.

The yield

on 10-year

US Treasuries

rose from

3.9% at

the start

of 2024

to 4.6%,

boosted by
stronger US

economic

data and

the anticipation

of higher

inflation under

the new

US administration.

The yield

on 10-
year German bunds also rose, despite concerns over weak

growth in Germany and the Eurozone.
Economic and market outlook for 2025
1
We expect economic uncertainty to remain high in 2025, with the potential for significant policy developments from the new US administration and with

geopolitical risks still elevated. However, our

base case is for 2025

to be another resilient
year for the global economy, and our projections show only

a slight slowing of global GDP growth, to 3.0% in 2025.
In the US, we expect healthy consumption, further easing of fiscal policy and interest rate cuts from the Federal Reserve.
This should

help mitigate

the potential

drag from

higher trade

tariffs. Our

base case

is for

US GDP

to grow

by around
2%. The prospect of higher tariffs on exports to

the US could prove a headwind to growth in Europe

and Asia. Although
China could

counter with

further stimulus,

we expect growth

there to

slow further,

to 4.0%

in 2025,

due to

the continued
weakness

in the

property

market and

consumer demand.

For the

Eurozone, we

expect

growth to

stabilize,

with GDP
increasing by

0.9% in

2025, as

falling interest

rates and

higher levels

of savings

support both

consumer spending

and
corporate investments. For

Switzerland, we expect

GDP growth of

1.3%, supported by

stronger external demand

from
the Eurozone.

Regarding

interest

rates, we

still see

Federal Reserve

rates as

restrictive

and expect

further

cuts in

2025, despite

the resilience
of the

US economy.

Our view

is that

subdued growth

and slowing

inflation in

the Eurozone

will prompt

the European
Central Bank

to continue cutting

interest rates

in 2025. We also

expect the SNB

to further cut

rates amid low

inflation.

We expect a combination of continued economic growth, monetary easing, and advances in AI to contribute to another positive

year

for

the

S&P

500.

Although

a

relaxation

of

regulations

on

businesses

by

the

incoming

US administration
could further support stocks, international markets could face pressure from US tariffs.

We see only a

modest downside to government

bond yields, as resilient

US growth and above-target US

inflation partially
offset

the

likely

impact

of

lower

central

bank

interest

rates.

We

believe

that

the

threat

of

tariffs

and

geopolitical
uncertainty are likely to maintain the strength of the

US dollar for at least the first half of 2025.
1

Based on the following sources: Haver Analytics, CEIC, National Statistics and UBS.
Industry trends
Although our industry

has been significantly

affected by various

regulatory developments

in recent years

,

technological
transformation and changing

client expectations continue

to emerge

as key

drivers of change

today, increasingly affecting
the competitive landscape, as

well as our products,

service models and operations.

In parallel, our industry

continues to
be materially driven by changes in financial markets,

macroeconomic conditions and geopolitical conditions.
Emerging Technologies
The pace of innovation and

emerging technology adoption continues

to accelerate in our

industry. Artificial intelligence
(AI) in particular is creating an

opportunity to significantly enhance

client service and employee efficiency and

transform
business

operations.

Financial

institutions

are

finding

ways

to accelerate

the

adoption

of AI

in

a

risk-

and

regulatory-
compliant manner and with ethical

and sustainability considerations in place.

Meanwhile, the shift from digitalizing

and
automating existing processes to digital-as-default solutions is already well underway.
Staying abreast

with emerging

technologies is

key, while

also taking

into consideration

the need

for continued

human
interaction, a component that continues to be an important competitive factor.

Generative AI has enabled organizations
to utilize AI well beyond

data scientists, broadening

the scope for its application

and its associated benefits.

Agentic AI,
now in

its infancy,

offers potential

to significantly

enhance both

quality and

productivity across

sectors. As

technology
evolves, so does the associated risk landscape, but

the focus remains on safeguarding our clients and their

data, with the
evolution of AI governance

as an area of

strategic importance. The widespread implementation of

AI introduces the need
for

evolutionary

change

relating

to

the

workforce.

Organizations

must

invest

in

their

people

and

upskilling

and / or
reskilling employees in

the field of

AI will be

key for all

aspects of this journey

from ideation through

development and
then adoption.
Digital communication, with clients

and employees alike, has

established new remote ways

of working, enabling

financial
services providers

to attract

an even

wider array

of talent than

before. The

digitalization of the

financial services

sector
has led to a structural shift in the workforce as more and better engineers are required to keep banks at the forefront of
technology.

Annual Report 2024 |
Our strategy, business model and environment

| Our environment

31
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
Distributed

ledger

technology

(DLT),

such

as

blockchain,

is

reshaping

finance

by

improving

efficiency,

security

and
accessibility.

As

both

regulation

and

technology

evolve,

the

banking

industry

is

gradually

embracing

DLT

and

its
applications, e.g.

tokenized assets

and digital

currencies. This

shift will

not only

enhance efficiency

but also

open new
opportunities,

such

as

broader

market

access

for

alternative

and

private

equity

investments,

instant

24/7

settlement,
improved traceability, and real-time data. Moreover, DLT is paving the way for innovation within such concepts as privacy
and identity management and could unlock new business

models and products which offer a seamless user experience.
Generative AI in wealth management

Generative AI has a transformative impact on the entire wealth management value chain and is already starting to shape
the

future

of

our

industry.

The

most

promising

opportunities

are

expected

from

innovation

in

client

acquisition,
onboarding and servicing, as well as internal support.
1
For the benefit

of our clients

and to further

empower our advisors

,

we are also

leveraging investments

in the AI

space.
We are

using AI-powered

tools to

enhance our

capabilities

and platforms,

for example

Red, our

internal chatbot

that
builds on generative AI capabilities,

was rolled out to around

7,000 employees in the fourth

quarter of 2024. In the

US,
13 million AI-generated

insights were delivered

to US advisors

in 2024. We

are also connecting

our clients with

leaders
in

the

AI

space

and

providing

them

with

thought

leadership,

content

and

solutions

regarding

AI

investment
opportunities. 2
Sustainability
Sustainable

finance

continued

to

be

high

on

the

policy

agenda

but

with

implementation

of

prescriptive

legislation
diverging across jurisdictions.

›
Refer to “Regulatory trends” in the “Regulation and

supervision”

section of this report for more information about regulatory policy trends in sustainable finance
›
Refer to the “Regulatory and legal developments”

section of this report for more information about developments related to
environmental,

social and governance matters
In 2024, sustainability-oriented

public market investment

funds recorded a

new high of

USD 3.2trn.
3

While the level

of
inflows decreased

compared with previous

years, investors continued

to allocate to

sustainability-oriented funds and

ETFs.
Investments into

alternative

asset classes,

including hedge

funds, real

estate and

infrastructure,

continued throughout
2024.

The

share

of

sustainable-investing

private-market

fundraising

in

total

reached

an

all-time

high.
4

In

sustainable
financing markets, global

thematic sustainable bond

markets (including green,

social, sustainable and

sustainability-linked
bonds,

referred

to

as

labeled

bonds)

saw

issuance

increase

16%

year

on

year,
5

nearly

reaching

the

record

issuance
achieved in 2021, which benefited significantly from COVID-19-related supply factors.
Finance has an important role to play as companies and individuals consider how best to approach the global economy’s
transition

to

a

more

sustainable,

lower-carbon

world.

Banks

and

investment

managers

can

support

this

transition

by
effectively

and

efficiently

allocating

capital

and

helping

to

mobilize

the

vast

amounts

of

investment

and

financing
required. We continue

to build on

our offering and

develop the innovative

products and solutions

that our institutional
and private

clients need

both to

manage the

risks and

capture the

opportunities presented

by the

transition to

a low-
carbon economy.
›
Refer to the UBS Group Sustainability Report 2024,

available under “Annual reporting” at
ubs.com/investors , for more
information about sustainability matters
Client expectations
As technology

progresses, so

do clients’

ways

of living,

working and

interacting with

others. This

is reshaping

clients’
expectations

toward

financial

services

firms,

as

their

reference

points

are

increasingly

influenced

by

experiences

with
companies

outside

the

sector,

where

technology-supported

and

data-driven

solutions

progressively

facilitate

a

more
tailored client experience, which

is delivered on

time and seamlessly.

These services often focus

on convenience, flexibility,
transparency

and

personalization,

and

drive

toward

holistically

addressing

clients’

needs

and

facilitating

community
building.

We

expect

the

adoption

of

generative

AI

to

accelerate

these

expectations.

Our

industry

needs

to

continue
evolving, as clients measure us against new standards.

Recent geopolitical, macroeconomic and societal

shifts, including the focus on digitalization,

have re-emphasized values
such as security, trust and stability,

as well as the need to have a credible plan toward a

sustainable future, leading to an
increased focus on

investment, financing and

advisory products and

services that fit

clients’ own sustainability

preferences
and ambitions.

Annual Report 2024 |
Our strategy, business model and environment

| Our environment

32
Consolidation
Many regions and businesses in the financial services sector are still highly fragmented. We expect further consolidation, with the key drivers

being ongoing margin pressure, a push

for cost efficiencies and increasing scale

advantages resulting
from fixed technology costs

and regulatory requirements.

Many stakeholders in the

financial services sector continue

to
seek increased exposure and access to regions with attractive growth profiles, such as Asia and other emerging markets, through local acquisitions

or partnerships, as

well as acquiring

new capabilities addressing

changes in market

dynamics
and overall client demands.

The increased focus

on core capabilities

and geographical footprint,

as well as the

ongoing
simplification of

business models

to reduce

operational and

compliance risks,

is likely

to drive

further disposals

of non-
core

businesses

and

assets.

While

banks

already

face

increasing

challenges

from

digitalization

needs

and

intensified
competition,

uncertain

macroeconomic

and

geopolitical

conditions

across

major

economies

might

create

further
pressure.
New competitors
Our competitive

environment

is evolving.

In addition

to traditional

competitors in

the asset-gathering

businesses, new
entrants are targeting selected parts of the

value chain. We continue to observe

a growing supply of private credit

from
private-debt funds,

facilitating an

industry shift

in lending

volumes for

high-yield lending

products. However,

we have
not yet seen a

fundamental unbundling

of the value chain

and client relationships,

which might ultimately

result in the
further disintermediation

of banks

by new

competitors. Over

the long

term, we

believe large

platform companies

also
pose a threat

to incumbent financial

services firms, given

their strong client

franchises and

access to client

data, if they
decide

to

broaden

the

scope

of

their

services.

While

fintech

firms

continue

to

gain

momentum,

we

do

not

expect

a
material disruption to our asset-gathering businesses, as their long-term success will inevitably depend on their ability to
navigate

our

regulatory

landscape,

build

customer

trust

and

maintain

innovation.

The

trend

for

forging

partnerships
between new entrants and incumbent

banks will therefore continue, as technology and innovation

help banks overcome
new challenges and create new opportunities.
Wealth development
General overview of wealth development
After a

decline in

2022, global

financial wealth

grew by

around 7%

in 2023

to an

estimated USD 275trn

at year-end.
The recovery was mainly

driven by the

robust performance of public

equity markets. Gains were

especially strong in North
America,

where

financial

assets

grew

by

USD 10trn

(9%

growth),

accounting

for

more

than

half

of

the

new

global
financial wealth in 2023. The recovery was less strong in Western Europe and Asia Pacific, where financial assets in

2023
grew

by

USD 2trn

(4%

growth)

and

USD 3trn

(5%

growth),

respectively.

China

recently

experienced

a

slowdown

in
wealth creation, but together with India, is expected

to see further increases in wealth in the coming years. On average, global financial wealth is expected to grow at 6% per

year until 2028.
1
Almost half

of the

world’s

financial

wealth was

concentrated

in the

Americas (49%),

followed

by Asia

Pacific

(27%),
Europe (21%) and the Middle East and Africa (3%).
1

Looking at our

invested assets, half

were concentrated in

the Americas (50%),

while the remaining

half was split

between
Europe, the Middle East and Africa (34%) and Asia Pacific

(16%).

Wealth segment view
6
While growth in 2023 was

seen across all high

net worth individual (HNWI) wealth

bands, the segment with individuals
holding

wealth

between

USD 1m

and

USD 5m

experienced

the

strongest

percentage

increase,

both

in

terms

of
population

and

wealth

(i.e.

both

growing

by

5.2%,

respectively).

This

segment

(with

USD 1m

to

USD 5m

in

wealth)
represents 90% of all HNWIs

and accounts for 43% of total HNWI wealth.

Individuals holding wealth between USD

5m
and USD 30m currently represent

9% of the HNWI population and hold 23% of HNWI wealth.
The ultra

high net

worth individual

(UHNWI) segment

(individuals with

wealth in

excess of

USD 30m) experienced

the
highest absolute growth in wealth, while remaining

the most concentrated wealth band accounting for

1% of the HNWI
population and representing 34% of total HNWI wealth.
Wealth transfer
About USD 84trn of collective wealth

is expected to be transferred in the

next 20 to 25 years, and

the majority of these
asset transfers are

likely to occur

within the next

10 years. An aggregate

of more than

USD 50trn in wealth

transfers is
expected to occur in the Americas,

followed by roughly USD 20trn in EMEA,

and USD 10trn in Asia Pacific.
7

As over 70%
of heirs are

inclined to change

financial advisors upon

inheriting, it is

crucial for wealth

managers to introduce

advisors
early to

the next

generation

and start

working to

meet

evolving clients’

needs on

both sides

of the

intergenerational
transfer.
8

UBS has a

comprehensive global offering from

family advisory through business

succession and wealth planning
to philanthropy,

addressing all

aspects of

the client

situation and

catering for

a wide

range of

client and

family needs
related

to

succession.

Moreover,

our

global

flagship

programs

provide

a

great

opportunity

to

engage

with

the

next
generation early

on, and

also

give them

exclusive

access

to the

Young

Investors

Organization, the

industry’s first

and
largest community of UHNW peers (1,800+ members).

Annual Report 2024 |
Our strategy, business model and environment

| Our environment

33
Female investors
It is predicted that by 2025 35%

of total private investible wealth will be in

women’s hands.
9

The share has been steadily
increasing due

to factors such

as higher workforce

participation, a rise

in the number

of businesses owned

by women,
cultural

attitudes

and

intergenerational

wealth

transfers.

Between

2015 and

2024,

the

number

of

female

billionaires
grew

to

344

from

190,

a

rise

of

81%,

mainly

driven

by

self-made

billionaires.

From

a

wealth

perspective,

female
billionaires’ assets have increased 153% to

USD 1.7trn.
10

UBS has had

a dedicated advisory

approach tailored to

the needs and

goals of

female investors since

2017. For the

second
year

running,

UBS

was

highly

commended

in

the

Best

Private

Bank

for

Wealthy

Women

category

at

the
PWM

/
The
Banker

awards in 2024.

Entrepreneurs

There is a significant shift

in the composition of the wealthy

population,

as self-made UHNWIs are

outpacing those that
inherit their wealth. The proportion of self-made UHNWIs has risen in the last six years to over 70%, driven in part by an increasing number of younger entrepreneurs.
6

We offer access to community platforms tailored to

entrepreneurial needs
and, through

strategic collaborations,

we have

created

an entrepreneurial

ecosystem that

provides access

to the

right
partners

and

resources.

Starting

in

2025,

we

are

further

empowering

entrepreneurs

with

flagship

reports

for

better-
informed business decision-making.

Diverging regional and industry trends present investment

opportunities
In 2024, US

stocks outperformed other regional

markets by a

significant margin, and

the topic of

AI still dominated

sector
returns. US

economic growth

held up

well, and

investor expectations

were further

boosted by

the outcome

of the

US
elections, while growth in Europe and China was constrained

by domestic and geopolitical headwinds. Inflation slowed,
enabling

central

banks

around

the

world

to

start

easing

monetary

policy.

The

correlation

between

equities

and
government bonds returned to negative territory for the first time since 2022, which contributed to investor appetite for
fixed income.

Credit spreads

tightened to

the lowest

level since

2007, also

supporting fixed-income

portfolio returns.
Alongside

this,

the

long-term

trend

of

investors

shifting

toward

low-cost

indexed

capabilities

and

diversification

into
alternatives continued to play out.

While the sharp rise

in global bond yields

in recent months has

created volatility across

various asset classes, we

believe
fixed-income

valuations

have

improved

significantly.

Returns

on equities

and fixed

income

should

be closer

than

they
have been

in the

last two

years, with

higher valuations

in equities

contributing to

lower but

still positive

returns, with
fixed income

offering more

attractive yields.

Regional disparities

will depend

greatly on

the degree

of severity

of tariffs
imposed by the new US administration.

The breadth of our investment expertise and capabilities across asset classes and investment styles enables us to find the right solutions for clients as the environment evolves.
1
BCG’s Global Wealth Report 2024, which refers to the 2023 financial year; wealth concentration is based on financial assets by region and excludes real assets and liabilities.
2
Better, faster,

and more efficient: welcome to AI@GWM, Internal communication by Global Wealth Management Co-Presidents.
3
Morningstar, end of December 2024.
4
Preqin, end of April 2024.
5
Bloomberg, end of December 2024.
6
World Report Series

2024, Intelligent strategies

for winning with the

ultra-wealthy, Capgemini,

considering HNWI financial

wealth and population

in Europe, Asia

Pacific and North

America; the HNWI

population
defined as individuals with investable assets greater than USD 1m, excluding primary residence, collectibles,

consumables and consumer durables.
7

UBS Global Wealth Report 2024, September 2024.
8
Wealth Management Top Trends 2024, Capgemini.
9

BCG’s Global Wealth Report 2021; BCG and GWM Strategy team market sizing for total global investable wealth.
10
UBS Billionaire Ambitions Report 2024.

Annual Report 2024 |
Our strategy, business model and environment

| How we create value for our stakeholders

34
How we create value for our stakeholders
Clients
Our clients are at the heart

of our business. We are

committed to building and sustaining long-term

relationships based
on mutual trust,

integrity and respect.

Understanding our clients’

needs and expectations

enables us to

best serve their
interests and to create value for them.

A combined firm with expanded reach and capabilities for

clients
The

combination

of

the

wealth

management

businesses

of

UBS AG

and

Credit

Suisse AG,

with

their

complementary
footprints across locations and client

segments,

supports one of the core

pillars of our client value

proposition in Global
Wealth

Management:

with

our

distinctive

approach

to

wealth

management

and

by

offering

advice,

expertise

and
solutions, we help our clients

pursue what matters most

to them. All our Global

Wealth Management clients

now have
access to

the
UBS House View

by our Chief

Investment Office, and

we continue to

align our wealth

management product,
service and solution offerings, helping clients to grow, protect and transfer their wealth.
We are the

leading bank in

Switzerland, leveraging

the strength

of the newly

merged Swiss

businesses to broaden

our
services and to

promote innovation to our

clients. The legal merger

of two entities, UBS Switzerland AG

and Credit Suisse
(Schweiz) AG, was completed on

1 July 2024. We are

taking on the

integration with the utmost

care and intend to

spend
the time needed to achieve the best possible outcome

for our clients, our employees and the Swiss financial center

.

The acquisition

of the

Credit Suisse

Group brought

together

our highly

complementary

asset management

businesses
and enhanced

the value

that we

provide to

clients through

expanded capabilities

across key

asset classes

and growth
markets.

This included

greater

scale in

customized

indexing, an

enhanced

offering

in alternatives

(including a

leading
credit franchise) and an increased presence in the US and

Asia.
The acquisition of the Credit Suisse Group strengthened the Investment Bank’s competitive positioning. It deepened our
capabilities in

core products

and services,

enabling us

to deliver

services to

a broader

institutional and

corporate

client
base, while bringing us critical mass in

key markets. The Investment Bank is also better positioned to serve Global Wealth
Management

clients,

offering

investment

banking

capabilities

and

further

enhancing

connectivity

with

our

wealth
management clients.
Engaging with our clients
Our clients’ needs and their preferred communication

channels continually evolve. Our objective is

to engage with clients
in

the

ways

most

convenient

for

them.

We

use

a

variety

of

channels,

in

particular

digital

channels

and

regular

client
relationship and service meetings, as

well as various corporate roadshows and

dedicated events, with a mix of

hybrid and
in-person events.
Global

Wealth

Management

interacted

with its

clients through

a

broad range

of forums

and channels

in 2024,

from
personalized private briefings with

subject matter experts to

segment-specific virtual and in-person

events and large-scale
initiatives.

Through

marketing

and

media

campaigns,

events,

advertising,

publications

and

digital-only

solutions,

we
helped

drive

greater

awareness

of

UBS

among

prospective

clients

and

reinforced

trust-based

relationships

between
advisors

and clients.

We

proactively

engaged

with

clients

to reassure

them

about

the

acquisition

of the

Credit

Suisse
Group and highlighted the benefits

of the combined organization for

them. This was done through

individual meetings
and calls and by

opening up certain flagship events

and conferences to clients of

the combined firm. Our global footprint
means that we were

well positioned to

take advantage of the opportunities

in every region.

We have continued to

deliver
capabilities to clients,

for example

through digitally enabled

e-banking and sales

tools, while also

setting up new

units,
such

as

Global

Wealth

Management

Solutions,

Unified

Global

Banking

and

Unified

Global

Alternatives,

adding

even
greater connectivity

across all

our businesses.

We have

also continued

to roll

out artificial

intelligence (AI)

to positively
impact

our

business

and

serve

our

clients

better.

We

expect

generative

AI

will

continue

to

help

us

generate

more
personalized

advice

and

solutions

more

quickly

and

in

a

sustainable

and

responsible

way,

ensuring

a

more

efficient
experience for our clients around the globe.
Personal

&

Corporate

Banking holds

regular

client

events

(leveraging

a

number

of

formats,

such

as webcasts

and

in-
person, virtual or hybrid events), covering a wide range

of topics. In 2024, we further enhanced our digital engagement strategies to

reach more

clients and

strengthen relationships

with existing

ones. We

utilize various

channels, including
social media, online displays, search engines and helplines,

as well as our branch network.

Annual Report 2024 |
Our strategy, business model and environment

| How we create value for our stakeholders

35
In Asset Management, we continue to

host our global program of client

events and engagement activities. These include
our annual
The Red

Thread

market outlook

roadshow,

which we

host in key

locations across

the world,

as well

as our
flagship UBS Reserve Management Seminar
, which marked its 30th year of

operation in 2024. The event brings together
institutional investors to

debate relevant

topics and share

best practices, and

the accompanying

survey provides

one of
the most authoritative depictions of central

banks’ investment views. Alongside this,

our teams continued the high level
of interaction

with clients

globally,

supported by

digital tools

and our

publication of

macro and

thematic insights.

We
also hosted a broad range of hybrid events, including our investment series,

to help our clients better understand market
challenges and opportunities, and we continued to engage

with clients through our social media and online channels.
The Investment

Bank hosted

more than

240 conferences

and educational

seminars

globally in

2024,

providing

clients
with access

to corporations,

experts, research

and capital

introductions. The

events covered

a diverse

range of

topics,
including

macroeconomic,

geopolitical

and

sector-

and

region-specific

themes,

in

addition

to

regulatory,

product

and
market trends. More than 50,000 clients

took part in such events over

the year. We leverage our intellectual

capital and
relationships and use

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
Investors
We aim

to drive

sustainable,

long-term

value

creation

for our

investors

by executing

our strategy

and growth

and integration
plans,

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
Our compensation philosophy and practices

are aimed at aligning the

interests of our employees with

those of our equity
and debt investors.
›
Refer to “Our compensation philosophy” in the

“Compensation” section of this report for more information
We are focused on driving sustainable long-term growth

while maintaining risk and cost discipline
Our objective is generating value

for all of our stakeholders

by delivering sustainable growth

over the cycle. In the

short
term,

our

main

priorities

are

making

further

progress

with

the

integration

of

Credit

Suisse,

rightsizing

the

cost

base,
optimizing the balance

sheet and continuing to

invest strategically in

our people, technology,

products and capabilities,
as we

position the

firm for

long-term growth.

We expect

that by

the end

of 2026

and beyond,

this will

enable us

to
deliver significant

value for

all our

stakeholders and

remain a

reliable economic

partner, employer

and taxpayer

in the
communities where we operate. Moreover,

we are aiming to maximize our social and

environmental impact and that of
our clients to create long-term sustainable value.
Our primary measurement of the Group’s financial performance is underlying return on common equity tier 1 (CET1), as regulatory capital is our binding constraint and drives our

ability to return capital to shareholders.
›
Refer to the “Targets, capital guidance and ambitions” section of this report for more information
›
Refer to “Our focus on sustainability” in this section

for more information about our sustainability and impact

strategy
Balancing resilience, growth and attractive capital returns
Capital strength is a key pillar of our strategy, and we are committed to maintaining a balance sheet for all seasons. This
is

also

reflected

in

our

intention

to

maintain

a

Group

consolidated

CET1

capital

ratio

of

around

14%,

a

Group
consolidated CET1 leverage ratio above 4.0% and a UBS AG standalone CET1 capital ratio between 12.5% and

13.0%.
At the same time, we remain committed to investing in organic growth opportunities and delivering attractive returns to investors.
We remain committed to distributing excess capital to shareholders, in the form of dividend and share buybacks. For the
2024 financial year, the

Board of Directors plans

to propose a

dividend to UBS Group

AG shareholders of

USD 0.90 per
share, a 29%

increase year on

year. We remain

committed to progressive

dividends and are

accruing for an

increase of
around 10% in the ordinary dividend per share for the 2025 financial year.

Our workforce in a nutshell[1,2]

Male
59%
110,323
employees
Female
41%
18%
age <30
61%
age 30–50
22%
age >50
32%
Switzerland
23%
Americas
24%
Asia Pacific
20%
EMEA
51
countries and jurisdictions
159
nationalities
166
languages spoken
9
years of service, on average

1 Calculated as of 31 December 2024 on a headcount basis of 110,323 internal employees only (108,648 FTE). The number of external staff as of 31 December 2024 was approximately 20,335 (workforce count). 2 Gender data is self-reported in HR systems and does not include those who have chosen not to disclose as a male or female employee.

Annual Report 2024 |
Our strategy, business model and environment

| How we create value for our stakeholders

36
We plan to

repurchase USD 1bn

of shares in

the first half

of 2025. We

aim to repurchase

up to an

additional USD 2bn
of shares in the second half of 2025, and we are maintaining our ambition for share repurchases in 2026 to exceed full-
year 2022 levels

of USD 5.6bn. Our

share repurchases

will be consistent

with maintaining

our CET1

capital ratio target
of around 14%,

achieving our financial targets

and the absence of

material and immediate changes

to the current capital
regime in Switzerland.

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
IR and our Corporate Responsibility

function work together and

interact with investors interested

in sustainability topics
relevant to UBS and the wider society.
›
Refer to the first part of the “Corporate

governance” section of this report and

“Information policy” in that section for more
information

›
Refer to the UBS Group Sustainability Report 2024, available under “Annual reporting” at
ubs.com/investors , for more
information

Employees
Our

employees

drive

our

success.

We

therefore

invest

in

measures

to

attract,

develop

and

retain

a

highly

skilled

and
diverse range of

talent, and we

aim to ensure

a workplace culture

that engages and

supports our employees,

enabling
them to unlock their full potential.
The three keys and our corporate culture
Our culture is grounded in

our three keys to

success: our
Pillars, Principles and Behaviors
. These keys support

our business
decisions

and

our

approach

to

people

management.

Bringing

together

two

global

systemically

important

banks

and
building

a

unified

culture

across

our

combined

organization

continued

to

be

top

priorities

in

2024,

overseen

by

a
dedicated culture

integration forum.

In addition,

the Corporate

Culture and

Responsibility Committee

of the

Board of
Directors monitors and reviews the activities related to the development of the Group’s corporate culture.

Annual Report 2024 |
Our strategy, business model and environment

| How we create value for our stakeholders

37
We

support

culture

building

through

a

number

of

Group-wide,

divisional

and

regional

initiatives.

Examples

include

a
global

initiative

called
Crafting

our

future
, which

uses

interactive

in-person

sessions

to ensure

leaders

at

all

levels are
aligned

with

our

strategic

priorities

and

our

culture.

The
Group

Franchise

Awards

program

recognizes

employees

for
cross-divisional collaboration

and for

suggesting innovation

or simplification

ideas. Similarly,

our global
Kudos
peer-to-
peer appreciation program encourages employees

to recognize their colleagues’ exemplary

behavior. All these initiatives
serve to promote excellence, foster belonging and increase

engagement and employee satisfaction.
›
Refer to ubs.com/global/en/our-firm/our-culture.html

for details about our three keys to success
›
Refer to the UBS Group Sustainability Report 2024, available under “Annual reporting” at
ubs.com/investors , for more
information
Hiring, developing and retaining talent
We

hired

a

total

of

8,525

external

candidates

across

the

Group

in

2024

and

developed

2,168

graduates

and

other
trainees,

apprentices

and

interns

through

our

junior

talent

programs.

We

actively

promote

multi-year

apprenticeship
programs

in

Switzerland

and

the

UK,

along

with

summer

internship

programs

in

the

US,

EMEA,

Asia

Pacific

and
Switzerland.

In 2024, most employees were

eligible to work partially from home,

depending on their role, regulatory

restrictions and
location,

as

well

as

divisional

or

functional

requirements.

Such

arrangements,

along

with

options

including

part-time
working, job

sharing and

partial retirement,

support employee

engagement and

retention and

help us

attract a

wider
range of candidates.

›
Refer to ubs.com/global/en/careers/awards.html

for employer ratings and recognitions
Personnel by region
1
As of % change from
Full-time equivalents 31.12.24 31.12.23 31.12.22 31.12.23
Americas 26,360 27,638 21,819 (5)
of which: US 24,651 26,024 21,032 (5)
Asia Pacific 26,179 27,638 16,489 (5)
Europe, Middle East and Africa (excluding Switzerland) 21,927 22,686 14,342 (3)
of which: UK 8,685 8,970 6,234 (3)
of which: rest of Europe (excluding Switzerland) 12,656 13,085 7,823 (3)
of which: Middle East and Africa 586 631 285 (7)
Switzerland 34,182 34,880 19,947 (2)
Total 108,648 112,842 72,597 (4)
1 Personnel information as of 31 December 2024 and as of 31 December 2023 includes post-acquisition consolidated information. Personnel information as of 31 December 2022 includes pre-acquisition UBS Group information only.
Talent management and development
We

want

our

employees

to

be

able

to

build

long

and

successful

careers

with

us.

Our

talent

management

approach
includes

structured

talent

and

succession

reviews

to

help

us

identify

future

leaders,

ensure

business

continuity

and
proactively manage employee development. Our Group-wide talent offering is supplemented by specific programs in the
business

divisions,

functions

and

regions.

These

programs

cater

to

a

broad

audience,

ranging

from

senior

leaders

to
emerging junior talent.

Internal mobility is

a key

component of

our approach,

with line

managers expected

to support

individual development
and job

mobility.

In 2024,

52.6% of

all roles

were

filled by

internal candidates.

Employees are

encouraged to

explore
career paths, search for jobs and short-term

rotations, and connect with mentors on our
Career Navigator

platform.
Internal

training

is

delivered

via

our
UBS

University

platform.

Our

offering

includes

client

advisor

certification

and
regulatory, business, and line manager training,

along with modules on culture, sustainable

finance, artificial intelligence,
data

literacy,

well-being and

other

topics.

We

invested

approximately

USD 0.1bn

in

training

in

2024, with

employees
completing more than 3.0 million learning activities (including mandatory training) for an average of 24.8 training hours
per employee. In addition to internal training,

we partnered with a leading external

provider in 2024 to offer thousands
of additional learning opportunities to all staff.
Performance management

Our performance

management approach

(
MyImpact
) reflects

our strategy

and supports

our high-performance

culture.
Performance and behavior objectives

help the firm assess both

what an employee accomplishes

and how our
Behaviors
(accountability

with

integrity,

collaboration

and

innovation)

are

demonstrated.

Regular

check-ins,

along

with

an
embedded feedback

app, enable

employees to

give and

receive feedback

throughout the

year,

supporting continuous
improvement.
Fair and equitable pay

Fair and consistent pay practices

are designed to ensure employees are appropriately rewarded for their contribution.

We
pay for

performance,

and we

take pay

equity seriously.

We

have embedded

clear commitments

in our

compensation
policies and practices and

apply the same standards

across all locations.

We annually review

our approach and

policies,
in line with established equal pay methodologies, to support our continuous improvement.

Annual Report 2024 |
Our strategy, business model and environment

| How we create value for our stakeholders

38
As part of our commitment to equal pay, we regularly conduct internal reviews on pay equity, and our statistical analyses
show a differential

between male and

female employees in

similar roles across

our core financial

hubs of less than

1%.
If we find any gaps not explained by business or

by appropriate employee factors,

such as role, responsibility, experience,
performance or location, we look at the root causes and

address them.
We also aim to ensure that

all employees are paid at least a living wage.

We regularly assess employees’

salaries against
local living wages,

using benchmarks defined

by the Fair

Wage Network.

Our analysis in

2024 showed that

employees’
salaries were at or above the respective

benchmarks.
›
Refer to the “Compensation” section of this

report
for more information
Workforce inclusion
We are

committed to

being a

diverse and

inclusive workplace

based on

meritocracy,

and we

aim to

build a

culture

of
belonging, where all employees are recognized and valued, and where everyone can be successful and thrive. We aim to hire

and retain

the best

people for

the right

roles,

to deliver

for our

clients, our

businesses,

our shareholders

and the
communities

we

serve.

In order

to achieve

this, we

have

a

diverse

workforce

with a

variety

of skills,

experiences

and
backgrounds that reflects the diversity of our clients to serve them at our best. It is also critically important to us that we respect an environment

where all our

employees are treated

fairly and able to

reach their potential.

In every location

in
which we operate, we continue to act in accordance with the

current law and regulations and will monitor any

changes
to ensure we remain consistent.
Our

workforce

inclusion

strategy

is

built

on

four

pillars:

transparency,

hiring,

developing

and

belonging.

We

leverage
these

four

pillars

to

help

support

our

entire

workforce

across

a

variety

of

personal

characteristics,

including,

but

not
limited

to,

gender,

culture,

race,

ethnicity,

sexual

orientation

and

identity,

disability,

family,

veteran

status,

and
generations, to create an inclusive culture for everyone.

Transparency is the foundation framework through which we enable leaders to deliver the strategy, and everyone is held responsible.

We

leverage

various

communications

channels

and

line

manager

objectives

to

drive

awareness,
benchmarking,

thought

leadership

and

feedback

to

inform

the

strategy,

and

data

monitoring

with

respective
characteristics, including management dashboards and toolkits,

to support our entire workforce.

Furthermore, our strategy

is reinforced

by our public

commitments to

support all employees,

including, but

not limited
to, the UN

Women’s Empowerment Principles,

the Valuable 500

and the Race

at Work

Charter (UK). A

sense of belonging
helps drive engagement and is important for overall

well-being. Inclusive leadership and fair and transparent policies and practices

provide

organizational

support

for

belonging,

and

vital

to

these

efforts

are

our

various

employee

network
chapters across the

firm that connect

employees on a

variety of employee-led

topics. Our networks,

which are open

to
all employees, also supplement members’ awareness,

development, and support through mentoring,

reverse mentoring
and allyship programs.
›
Refer to the UBS Group Sustainability Report 2024,

available under “Annual reporting” at
ubs.com/investors , and to
ubs.com/inclusion

for more information about workforce inclusion at UBS
Employee engagement and support
Our multi-faceted listening strategy is adaptable and

captures feedback in a timely way.

We conduct employee life-cycle
surveys, short “pulse”

surveys to understand

what is on top

of employees’ minds and

in-depth analyses, such as

virtual
focus

group

sessions.

In

2024,

those

conversations

allowed

participants

from

every

business

division

and

function

to
share their perspectives and insights

on the integration and provided

employee sentiment data points

to track progress.
Group-wide surveys measure cultural

indicators such as

line manager effectiveness

and employee engagement. Our

2024
Group-wide

survey,

which

featured

a

77%

employee

response

rate,

assessed

indicators

such

as

line

manager
effectiveness,

engagement,

culture and

pride.

An engagement

score of

83%

in that

same

survey

confirmed that

our
employees recommend us as an

employer. All of these scores

were above the financial services benchmark.
1

We continue
to strive to be an employer of choice in the financial sector.

We are committed to being a responsible employer and that includes supporting our employees’ overall health and well-
being. Social, physical, mental and financial well-being elements are woven into our HR policies and practices, as well as
into employee education initiatives. Employee

support includes a dedicated

well-being portal that consolidates our

global
offering

and

promotes

regional

networks,

initiatives

and

resources.

Furthermore,

employee

assistance

programs

and
internal teams

help employees

and their

family members

manage personal

or work-related

issues that may

affect their
well-being. Our
#WorkingWithCancer

commitment includes a mentorship program and informational sessions.

›
Refer to the UBS Group Sustainability Report 2024, available under “Annual reporting” at
ubs.com/investors , for more
information about our workforce, our people management

approach and relevant data
1

Benchmarks provided by Ipsos Karian and Box as of the third quarter of 2024.

Annual Report 2024 |
Our strategy, business model and environment

| How we create value for our stakeholders

39
Society
We aim

to support

the transition to

an economy

that considers

the well-being

of people

and planet.

Through the

UBS
Optimus network

of foundations

(the UBS

Optimus Foundation),

which is an

independent network,

and in

partnership
with

philanthropists,

employees,

implementation

organizations

and

institutional

partners,

we

want

to

find

innovative
ways to drive systemic and catalytic impact

for marginalized communities at scale, both globally and

locally, especially for
children and young people. In 2021, we set a goal of mobilizing USD 1bn in philanthropic capital (which was reached in
2024) and reaching more than 26.5 million people by the

end of 2025 (cumulative total since 2021).
We know

working together

is key

to achieving

this impact

and systemic

change.

That is

why, in

addition to

providing
insights, advice

and execution

services to

clients and

prospective clients

,

we have

increased our

efforts in

the areas

of
blended

finance,

collaborative

philanthropy

and

impact

transparency.
1

In

blended

finance,

we

have

facilitated
opportunities and

partnerships

in innovative

financing structures

leveraging public

and private

capital. In

collaborative
philanthropy, we

have brought

together clients

and partners

on joint

initiatives addressing global

issues, such

as improving
the quality of primary school education

in Ghana and Colombia. Additionally,

our new impact rating tool,

introduced in
2024, simplifies

assessment

of impact

across projects,

sectors

and solutions,

aligning

with established

methodologies,
such as the Impact Management Project’s dimensions of

impact.
Our clients and partners are invited to be part of our impact ecosystem by supporting various initiatives and approaches.
Blended finance
The

UBS

Optimus

Foundation

partners

with

clients,

governments,

development

finance

institutions

and

our

business
divisions to promote

and launch blended

finance initiatives that use

catalytic capital from

public and philanthropic

sources
to increase private-sector investment in sustainable development.

UBS Collectives
Our

three
UBS

Collectives

bring

philanthropists

together

to

co-fund

programs,

share

knowledge

and

join

a

unique
learning journey.

This includes insight

trips, where the

philanthropists work

and exchange knowledge

with experts and
experience the impact on the ground.
The UBS Collectives

were launched in 2020 and focus on issues

central to our strategy:

innovative financing of education
and health outcomes (the UBS Accelerate Collective
), catalyzing the

blue-carbon market (the
UBS Climate Collective ), and
promoting and implementing family-based care (the
UBS Transform Collective
). The first cohorts concluded their journey
at the end of 2024, contributing their time and expertise

to support 23 UBS partners across eight countries.
›
Refer to the UBS Optimus Foundation Annual

Review 2023, available at
ubs.com/optimus-foundation/annual-review , for more
information
UBS Global Visionaries
Through

our UBS

Global Visionaries

program,

we aim

to accelerate

the impact

of social

entrepreneurs

by:

(i) creating
opportunities

for

the

entrepreneurs

to

connect

with

our

clients,

prospective

clients

and

employees;

(ii) increasing

the
entrepreneurs’

abilities

through

learning

and

coaching

programs;

and

(iii) raising

awareness

of

the

entrepreneurs’
endeavors by leveraging our

brand and platforms. Since

the program started in

2016, we have onboarded

and supported
90 entrepreneurs to accelerate

their impact.
Helping our clients structure their philanthropy:

donor-advised funds
Donor-advised funds offer clients

an alternative charitable-giving vehicle

to set up

their own foundations, offering

greater
choice and personalization,

and are managed

in line with

their usual investment

approach. UBS

offers these

services in
Switzerland, Singapore, the UK and,

since 2023, the Hong Kong

SAR. In 2024, USD 329m in

donations was received into
these UBS charitable entities.
2
The UBS Optimus Foundation
In

2024,

the

UBS

Optimus

Foundation

raised

USD 366m

in

donations,

including

UBS

matching

contributions,

and
committed USD 310m in grants from the foundations.
2,3
In

2024,

the

UBS

Optimus

Foundation

celebrated

its

25th

anniversary

by

launching

four

initiatives
4
that

build

on

our
achieved impact and

strategic partnerships. These

initiatives will be

supported by a

USD 25m gift from

UBS that will

be
used to provide matching contributions of up to 100%
5
and seed capital to launch them.
In addition to

mobilizing our clients’

resources to advance

the missions of

our portfolio of

partners, we also

seek to ensure
both

the

firm

and

employees

are

engaged

in

our

Social

Impact

strategy.

We

do

this

mainly

through

charitable
contributions and employee volunteering.

Annual Report 2024 |
Our strategy, business model and environment

| How we create value for our stakeholders

40
Charitable contributions
We have

provided direct

cash contributions

through

our affiliated

foundations

in Switzerland,

through partnerships

in
the communities where we

operate and through contributions

to the UBS Optimus

Foundation. The combined value

of
these contributions in 2024 was USD 74m.
Employee volunteering
We have global

targets for employee

engagement through

volunteering, which are

built from the

bottom up and

on a
best-efforts

basis.

In

2024,

we

successfully

engaged

32%

of

our

global

workforce

in

volunteering,

and

39%

of

the
230,258 volunteer hours were skills based.
1
Currently, our impact transparency focus is on ensuring that all grants and investments supported by the UBS Optimus Foundation undergo consistent and transparent diligence, approval, management and reporting processes, in line with industry standards.
2
Figures provided for

the UBS Optimus

Foundation and

donor-advised funds

are based on

unaudited management accounts

and information available

as of January

2025.

Audited financial statements

for the UBS
Optimus Foundation and donor-advised foundation entities are produced and available per local market regulatory guideline.
3

The UBS Optimus Foundation receives donations from all of the business divisions,

with the majority coming from Global Wealth Management.
4

Blue economy, innovative financing in tertiary education, scaling primary education and reaching the last mile for quality health care.
5

100% up to USD 10,000 and 25% thereafter.
Our focus on sustainability
We are guided by

our ambition to be a

leader in sustainability.

This is reflected in

our vision to be the

bank for the next
generation. To

help us realize

that vision, our

sustainability and

impact strategy

is based on

three overarching

strategic
pillars: Protect, Grow and Attract.

Sustainability and impact vision: the

bank for the next generation
Protect
Manage our business in alignment with our
sustainable, long-term Group strategy and
evolving standards
Grow
Embed an innovative sustainability and impact
offering across all our business divisions
Attract
Be the bank of choice for clients and employees
Our sustainability and impact strategy
Protect

As part of our continued commitment

to protect our clients’ assets

and those of our firm, we

are focused on managing
our

business

by

aligning

to

the

sustainable

long-term

Group

strategy

and

evolving

standards.

We

maintain

a

strong
control and risk

framework, as well

as a robust

sustainability data strategy,

to support our

risk management processes,
regulatory requirements and

product offerings.

Grow

We continue to

expand our sustainability

and impact offerings

across all business

divisions to meet our

clients’ evolving
needs. For

example,

we

identify and

offer

innovative sustainable

financing

and investment

solutions, with

the

aim

to
support our clients through the world’s

transition to a low-carbon economy. To facilitate this, we established a dedicated
Group Sustainability and Impact Business Development &

Client Forum under the authority

of the Group Executive Board
(the GEB) Lead for Sustainability and Impact, focused on

client, product and impact approaches.

Attract

We aspire

to be

the bank

of choice

for clients

and employees

alike, maintaining

top quartile

sustainability ratings

and
positioning UBS as the go-to employer through our engagement and education programs. In 2024, our MSCI

AA rating
was reaffirmed,
1

and we

increased

our S&P

Global Corporate

Sustainability Assessment

(CSA) score

to 72,
2

compared
with 69 in 2023.

›
Refer to the UBS Group Sustainability Report 2024,

available under “Annual reporting” at
ubs.com/investors , for detailed
information about UBS’s sustainability strategy and activities
Our sustainability and impact governance
Sustainability activities are overseen at the highest level of UBS,

by the Board of Directors (the BoD) and the GEB,

and are
grounded in our Code of Conduct and Ethics (the

Code).
›
Refer to the UBS Group Sustainability Report 2024,

available under “Annual reporting” at
ubs.com/investors , for more
information about UBS’s sustainability and impact governance

Annual Report 2024 |
Our strategy, business model and environment

| How we create value for our stakeholders

41
Our Code of Conduct and Ethics
In our Code, the BoD and the GEB set out the principles and practices that define our ethical standards, and the way we do business, which apply to

all aspects of our business.

All employees must affirm annually

that they have read

and will
adhere

to the

Code and

other key

policies, supporting

a culture

where ethical

and responsible

behavior is

part of

our
everyday operations. In

our Code, we

make a commitment

to acting with the

long term in

mind and creating

value for
clients, employees, communities

and investors.

We aspire to

play our

part in

creating a fairer

and more prosperous

society,
championing a healthier environment

and addressing inequalities. Every year,

the BoD and the GEB conduct a review

of
our Code to ensure

that developments key

to our clients, employees

and other stakeholders

are reflected.

Adjustments
made

in our

2024 review

mainly

focused

on

strengthening

the

language

on accountabili

ty.

As we

continue

to

make
progress

with the

integration of

Credit Suisse,

we will

continue to

carefully

review

our Code

to ensure

that it

reflects
matters of key relevance to the culture

of the combined firm.
›
Refer to the Code of Conduct and Ethics of

UBS, available at
ubs.com/code , for more information
Reporting to our stakeholders on our sustainability

strategy and activities
Further information about our sustainability efforts and commitments is provided in the UBS Group Sustainability Report
2024. The content of that report has

been prepared in accordance with the Swiss Code of

Obligations (Art. 964a et seq).

›
Refer to the UBS Group Sustainability Report 2024,

available under “Annual reporting” at
ubs.com/investors , for an overview of
non-financial disclosures in accordance with the Swiss Code of Obligations

(Art. 964a et seq)
›
Refer to “Sustainability and climate risk” in

the “Risk management and control” section of this

report, for UBS’s sustainability and
climate risk metrics disclosures as required by Annex 5 to FINMA

Circular 2016/1 “Disclosure – banks”
1

Source: MSCI ESG Ratings & Climate Search Tool, UBS Group AG ESG Rating 2024
.
2

Source: S&P Global, UBS Group AG 2024 CSA Score, as of March 2025, out of a maximum of 100.
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

important bank, as

designated by the Financial

Stability Board, and a

systemically relevant bank
(an SRB) in Switzerland, we are subject to stricter regulatory requirements and supervision than most other Swiss

banks.

›
Refer to the “Our evolution” section of this report for

more information
›
Refer to the “Integration of Credit Suisse”

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

loss-absorbing
capacity (TLAC) requirements

that are

based on both

risk-weighted assets

and the leverage

ratio denominator,

and are
among the most stringent in

the world. We are also subject to

liquidity requirements and to minimum long-term funding
requirements for Swiss SIBs.
›
Refer to the “Risk, capital, liquidity and funding,

and balance sheet” section of this report for

more information about the Swiss
SRB framework and the Swiss too-big-to-fail (TBTF)

requirements
›
Refer to “Liquidity and funding management” in

the “Risk, capital, liquidity and funding, and balance

sheet” section of this report
for more information about liquidity coverage ratio and net

stable funding ratio requirements

Annual Report 2024 |
Our strategy, business model and environment

| Regulation and supervision

42
Regulation and supervision outside Switzerland
Regulation and supervision in the US
In the

US, UBS

is subject

to regulation

and supervision

by the

Board

of Governors

of the

Federal Reserve

System (the
Federal Reserve Board)

under a number of laws.

UBS Group AG and

UBS AG are subject

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

(the CFTC) and registered
as securities-based swap dealers

with the Securities and Exchange Commission (the SEC).

UBS Americas

Holding LLC

is the

intermediate

holding

company for

our operations

in the

US outside

of the

UBS AG
branch network, as

required under the Dodd–Frank

Act, and is

subject to requirements established

by the Federal

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
UBS Financial Services Inc., UBS Securities LLC,

Credit Suisse Securities (USA) LLC and

several other US subsidiaries of UBS
are subject to regulation by a

number of different government agencies and

self-regulatory organizations, including the
SEC,

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
UBS AG has a UK-registered branch, UBS AG

London Branch, which serves as a

global booking center for our Investment
Bank,

with

regulated

subsidiaries

that

provide

asset

management

services.

Credit

Suisse

International,

Credit

Suisse
Securities (Europe)

Limited and

Credit Suisse

(UK) Limited

are authorized

and regulated

by the

FCA and

subject to

the
authority of the PRA.
Regulation and supervision in Europe

UBS Europe SE, headquartered

in Germany,

is subject to the direct

supervision of the European

Central Bank (the ECB),
as well

as

to continued

conduct,

consumer

protection

and anti-money

-laundering-related

supervision

by

the

German
Federal Financial Supervisory Authority (BaFin) and supervisory support by the German Bundesbank. The entity is subject
to

EU

and

German

laws

and

regulations.

UBS

Europe

SE

maintains

branches

in

Denmark,

France,

Ireland,

Italy,
Luxembourg, the

Netherlands, Poland,

Portugal, Spain,

Sweden and

Switzerland, and

is subject

to conduct supervision
by authorities in all those countries.
In Italy, Credit

Suisse (Italy) SpA

is supervised by

the Bank of

Italy and the

Commissione Nazionale per le

Società e la Borsa.
In

Spain,

Credit

Suisse

Bank

(Europe)

SA

is

supervised

by

the

Bank

of

Spain,

the

Comisión

Nacional

del

Mercado

de
Valores and

the Servicio

Ejecutivo

de la

Comisión de

Prevención del

Blanqueo

de Capitales

e Infracciones

Monetarias.
Credit Suisse Bank (Europe)

SA operates a branch

in the Netherlands, which

is subject to conduct supervision

by the De
Nederlandsche Bank

and De Autoriteit

Financiële Markten. We

expect to wind

down or consolidate

Credit Suisse (Italy)
SpA and Credit Suisse Bank (Europe) SA into UBS Europe

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
In Singapore,

UBS AG Singapore Branch,

UBS Securities Pte

Ltd, UBS

Asset Management (Singapore)

Ltd and Credit

Suisse
Securities (Singapore)

Pte Limited are

supervised by the

Monetary Authority

of Singapore

and the Singapore

Exchange.
Credit Suisse (Singapore) Limited is supervised by the Monetary

Authority of Singapore.

In the Hong Kong SAR, UBS

AG Hong Kong Branch is supervised

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

Annual Report 2024 |
Our strategy, business model and environment

| Regulation and supervision

43
In

Australia,

UBS AG

Australia

Branch

is

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

Branch is

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

employee

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

resolution strategies, as

well as plans

for restructuring or

winding down businesses

if the firm could
not otherwise be stabilized.

In 2013, FINMA

stated its

preference for

a single point

of entry

(an SPE)

strategy for globally

active SRBs,

such as

UBS,
with a bail

in at the

group holding company level.

UBS has made

structural, financial and operational

changes to facilitate
an SPE strategy and

is confident that

a resolution of

the bank is

operationally executable and legally

enforceable. In 2023,
UBS acquired

the Credit

Suisse Group

and merged Credit

Suisse Group AG into

UBS Group AG. UBS Group AG

subsumed
all

the

capital

and

loss-absorbing

instruments

of

Credit

Suisse

Group AG

with

the

acquisition.

A

bail

in

remains
operationally executable for

the combined UBS Group and

an SPE resolution strategy

remains the preferred strategy

for
UBS.
FINMA evaluates the recovery and resolution plans of Swiss SRBs on a regular basis. In October 2024, FINMA announced that it had suspended

the annual approval of

UBS’s recovery and emergency

plans and determined that

the integration
of Credit Suisse

required adjustments by UBS

to ensure continued resolvability.

While FINMA recognized that

UBS remains
resolvable

under

its

existing

preferred

resolution

strategy,

it

noted

that

UBS’s

resolution

planning

must

be

further
developed to increase the available options

for FINMA in case of

resolution. The preferred resolution strategy involves the
recapitalization via a bail in at the group holding company level and a restructuring of the business into a viable business model. As additional optionality, an alternative resolution

strategy based on an orderly market exit (either via disposal

or
wind-down or a combination of both) is expected by FINMA,

and initial concepts are under discussion. This is in line

with
the TBTF report

of the Swiss

Federal Council, issued

in April 2024, which

will also require

amendments to legislation

to
provide authorities

with more

options to

increase flexibility

in case

of a

crisis and

increase legal

certainty for

executing
these alternative resolution options.

Crisis management framework
The UBS Group’s crisis management framework

assigns responsibility and actions depending on the

nature of the stress
incident and the scale of the response needed.
–
For incident,

risk and

crisis

management,

the Group

Crisis Task

Force

works with

incident management

teams that
provide monitoring and early

warning indicators at the

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

the Global

Recovery

Plan (the

GRP) if

a stress

event reached

a severity

requiring activation

based on

the
GRP’s recovery risk indicators.

UBS crisis management framework

Incident management
Risk and crisis management
Recovery and resolution
Governance body
Group Crisis Task Force
GEB and BoD
Execution body
Incident management teams
Global task forces
Recovery task forces
Support / infrastructure
Business as usual
Business continuity management teams
Plans
Monitoring and early warning indicators
Crisis management protocols and playbooks
Contingency funding plans
Recovery plans
Resolution strategies
Point of non-viability
Operational risk framework triggers
Liquidity triggers
Recovery triggers
Recovery
Resolution
Level of stress
Scale of response needed

Annual Report 2024 |
Our strategy, business model and environment

| Regulation and supervision

44
–
FINMA has the

authority to determine

whether the

point of non-viability,

as defined

by Swiss law,

has been reached
and, as

part

of the

resolution

plan,

has the

power

to

order

the

bail

in

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

Group’s re

maining equity

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

emergency plan

demonstrates how UBS’s

systemically important

functions and

critical operations in

Switzerland
can continue if

the UBS Group

cannot be restructured.

This is achieved

mainly by operating

the Swiss-booked

business
in a separate legal entity,

UBS Switzerland AG, and by ensuring its financial and operational self-sufficiency to enable its
continued operation throughout a crisis.

The

US

resolution

plan

sets

out

the

steps

that

could

be

taken

to

resolve

the

US

intermediate

holding

company,

UBS
Americas Holding LLC, and its subsidiaries if

it suffered material financial distress and UBS

Group was unable or unwilling
to provide

financial support.

As required

by US

regulations, our

US plan

contemplates that

UBS Americas

Holding LLC
will commence US bankruptcy

proceedings. Prior to this,

the plan envisages UBS

Americas Holding LLC downstreaming
financial

resources

to

its respective

subsidiaries

to facilitate

an orderly

wind-down

or

disposal

of businesses.

The

next
updated plan has to be submitted by October 2025.

UBS Europe SE

updates a

local recovery

plan annually

based on

ECB requirements

and resolution

planning information
and capabilities based on

Single Resolution Board requirements. On the

basis of such information,

the Internal Resolution
Team, composed of members of the Single Resolution Board,

produces a resolution plan for UBS Europe SE.

Annual Report 2024 |
Our strategy, business model and environment

| Regulation and supervision

45
UBS operates a UK banking subsidiary

with Credit Suisse International, which

is in the process of being wound down

as
part of Non-core and Legacy. Credit Suisse International is subject to the

UK Resolvability Assessment Framework, under
which it is required to assess its recovery planning and resolvability planning capabilities against the standards defined in
the UK Resolvability Assessment Framework

on an annual basis and confirm its compliance

to the BoE and PRA. The UK
authorities have

confirmed that

as of

January

2025 Credit

Suisse International

is no

longer subject

to the

UK internal
minimum requirements for own funds and eligible liabilities.
Other local recovery and resolution plans exist for various

Group entities and jurisdictions.
Regulatory trends
Regulatory

policy

discussions

resulting

from

the

March

2023

banking

turmoil

continued

throughout

2024.

At

the
supranational level, the focus

was on liquidity and

interest rate risks, supervision, and

the impact of technology

and social
media on depositor behavior, but

there have been no

specific policy proposals to date.

Discussions in Switzerland focused
on a

thorough analysis

of the

Credit Suisse

crisis and

proposals aimed

at strengthening

the financial

stability of

Swiss
financial

institutions

and

the

financial

sector

going

forward.

Now

that

the

parliamentary

investigation

committee

has
released its report, the official analysis of the Credit Suisse crisis has been concluded.
The final Basel III implementation was a key theme across jurisdictions with further divergence emerging. While the final
Basel III

regulations

have

been

implemented

in

Switzerland

as

of

1 January

2025,

implementation

timelines

are
increasingly varying across other major jurisdictions.

The trend

of further

digitalization in the

banking industry

has triggered

regulatory policy

responses across

jurisdictions.
In particular, the field of artificial intelligence (AI) has seen rapid technical and market developments. In response to this,
various international organizations

have advanced work

to define global

high-level principles, applicable

across industries.
At the same time, and in parallel with global efforts,

jurisdictional approaches differ. Notably, the EU

is implementing an
expansive AI

Act, which

came into

force on

1 August

2024. Other

jurisdictions, including

the US

and Switzerland,

are
taking a more measured approach,

emphasizing and clarifying the applicability of existing

laws and building capacity and
understanding of the technology, before taking

targeted regulatory action. Separately, applications

of distributed ledger
technology and market

adoption of digital

assets continue

to grow, while

the maturity

of the regulatory

landscape has
increased. 2024 saw the introduction

of the EU Markets in Crypto

-Assets Act, which seeks to

harmonize stablecoin and
crypto asset

regulation in

the EU.

In the

US, the

change in

administration has

resulted in

a more

accommodative regulatory
sentiment toward digital

assets, driving a

shift in

the regulatory approach

across responsible agencies.

Meanwhile, various
central banks

are experimenting

with central

bank digital

currencies to

understand the

benefits and

risk, but

often without
any commitment toward implementation.

Operational resilience and

banks’ management of

third-party risk has

continued to receive

a heightened regulatory and
supervisory

focus,

including

the

management

of

cyber

risks

related

to

third-party

vendors

and

how

banks

ensure
compliance

with

minimum

standards.

This

has

been

caused,

in

part,

by

high-profile

incidents.

Many

jurisdictions

are
working on expanding incident reporting, including

for cybersecurity incidents. Separately, the interconnectedness with,
and dependence on, third-party

providers has been in focus,

including via the Basel

Committee on Banking Supervision
reviewing principles

for the

sound management

of third-party

risk in the

banking industry

and the

UK implementing

a
critical third-party

regime. Finally, regulators

such as the

Monetary Authority in

Singapore have started

to consider risks
to banks related to quantum computing.

Sustainable finance stayed high on the policy

agenda but with implementation of prescriptive legislation diverging across jurisdictions,

and the EU

proposing recently to

simplify its sustainability

reporting and due

diligence requirements.

Notable
activity was observed related to sustainability reporting disclosures, with ongoing implementation and alignment efforts.
In addition,

there was

increased

policy attention

regarding

transition plans

as a

strategic tool

for decarboni

zation and
adaptation to a low-carbon

future and, in some

jurisdictions, also as a

climate risk management

tool. Policymakers also
advanced developments

on prudential

disclosure standards

for the

supervision of

climate-related financial

risks. Finally,
additional regulation was focused on voluntary carbon markets,

including on market integrity and credit quality.
Policymakers maintained

focus on

financial stability

risks in

the non-bank

financial intermediation

(the NBFI)

sector. At
the global

level, work

focused on

banks’ counterparty

credit risk

management,

as well

as risks

within the

NBFI sector,
including preparedness for margin

and collateral calls, liquidity

management in funds,

and proposals to

manage excessive
leverage. The EU reviewed

the adequacy of macroprudential

tools for NBFI firm

s, and the Bank

of England completed

a
first-of-its-kind, system-wide stress test to understand the role that NBFI firms play during an economic shock.

Anti-money-laundering

was

prominent

on

policymakers’

agendas,

with

increased

due

diligence

requirements

for

the
financial

industry

in

Switzerland,

while

sanctions

remained

a

crucial

component

of

western

countries’

strategies

to
counter Russian aggression in Ukraine.

Finally, while market structure

reforms have been

largely implemented in the

US, similar issues

are under discussion across
jurisdictions in Europe, notably the element of the reforms related to the shortening of the standard settlement cycle for
security transactions from two business days to one business day.

Annual Report 2024 |
Our strategy, business model and environment

| Regulation and supervision

46
In 2025,

various jurisdictions,

including the

EU, UK,

and US,

are shifting

their stated

policy and

regulatory approaches
toward

promoting

a

growth-

and

competitiveness-focused

agenda,

with

related

measures

to

simplify

and

boost

the
framework conditions, while other jurisdictions, including Switzerland, remain focused on strengthening their regulatory environment as a consequence of

the events in March

2023. This adds to

the ongoing trend of

regulatory fragmentation.
However, we believe

the continued

adaptations made to

our business

model and

our proactive management

of regulatory
change

put

us

in

a

strong

position

to

absorb

upcoming

challenges

in

the

regulatory

environment.

We

trust

that

our
strengthened standing as a combined organization with a strong capital position and a balance sheet for all seasons will
enable us to cope with any potential challenges.
›
Refer to the “Regulatory and legal developments”

and the “Risk, capital, liquidity and funding,

and balance sheet” sections of this
report for more information
Regulatory and legal developments
Developments related to the acquisition of the Credit Suisse

Group
In April

2024, the

Swiss Federal

Council released

its report

on banking

stability that

evaluates the

regulation of

systemically
important banks

(SIBs). The

report includes

a comprehensive

review of

the acquisition

of the

Credit Suisse

Group and
concludes that

the existing

Swiss too-big-to-fail

(TBTF) regime

must be

further developed

and strengthened.

The Swiss
Federal Council proposes

to introduce measures

focused on three

areas: strengthening prevention,

strengthening liquidity
and expanding the crisis toolkit.
Measures include proposals

to strengthen the capital

base, to improve

resolvability and tighten

capital requirements for
global

systemically

important

banks

(G-SIBs),

including

the

introduction

of

forward-looking

elements

for

institution-
specific Pillar 2

capital surcharges

and more

stringent capital adequacy

requirements for

the parent

bank regarding

foreign
participations. The Swiss Federal Council also recommended measures related to corporate governance, such as a senior management regime and regulations

regarding variable compensation. To strengthen liquidity, the Swiss Federal Council intends to significantly expand the potential for the Swiss National Bank

(the SNB) to provide more liquidity in a crisis, as
well as an obligation for SIBs to prepare collateral

for that purpose. Furthermore, the Swiss Federal

Council reiterated its
support for the

introduction of a

public liquidity backstop.

To expand the

crisis toolkit, the

Swiss Federal Council

proposed
measures that aim to minimize legal risks associated with

the execution of resolution measures.
In October

2024, the

Swiss Financial

Market Supervisory

Authority (FINMA)

published its

2024 resolution

reporting for
UBS.

›
Refer to “Recovery and resolution” in the “Regulation

and supervision” section of this report for more information
In December

2024, the

Swiss parliamentary

investigation committee

(
Parlamentarische Untersuchungskommission , the
PUK) published

its report

that examined

the authorities’

role and

actions in

the context

of the

Credit Suisse

crisis. The
PUK

identified

a

need

for

improvement

and

action

at

both

the

enforcement

and

legislative

levels

and

made
recommendations regarding potential improvements to the crisis toolkit. The Swiss Federal Council stated that the PUK’s proposals will be covered in the implementation of the Federal

Council’s proposed measures.
In February 2025, the Economic Affairs and

Taxation Committee agreed to extend the suspension of its

discussion on the
introduction

of

a

public

liquidity

backstop

until

the

end

of

2026.

The

Committee

stated

that

the

design

of

a

public
liquidity backstop can only be defined in the overall context of Switzerland’s TBTF regulation. The discussion was initially
suspended in August 2024 in order to take into account

the PUK’s report.
Based

on

its

report

on

banking

stability

from

April

2024,

the

Swiss

Federal

Council

is

expected

to

launch

a

public
consultation in

May 2025

on the

implementation of

the proposed

measures. The

measures will

include changes

at the
ordinance level, which

can be adopted

by the Swiss

Federal Council, and

legislative amendments, which

will be submitted
to

the

Parliament.

In

February

2025,

the

Swiss

Federal

Department

of

Finance

indicated

that

the

capital

adequacy
requirements for foreign participations will be regulated at the legislative level, rather than at the ordinance level. Due to the broad

range of

possible outcomes,

the impact of

the proposals on

UBS can

be assessed

only when the

implementation
details become clearer.

Annual Report 2024 |
Our strategy, business model and environment

| Regulatory and legal developments

47
Developments related to the implementation of the final

Basel III standards
In

Switzerland,

the

amendments

to

the

Capital

Adequacy

Ordinance

(the

CAO)

that

incorporate

the

final

Basel III
standards

into

Swiss

law,

including

the

five

new

ordinances

that

contain

the

implementing

provisions

for

the

revised
CAO, entered into force on 1 January 2025. The adoption of the final Basel III standards led to a USD 1bn increase in the
UBS Group’s RWA, resulting in a minimal impact on

the CET1 capital ratio. The USD 1bn increase was primarily driven by a USD 7bn

increase in

market

risk RWA

and a

USD 3bn increase

in credit

valuation

adjustment-related

RWA resulting
from

the

implementation

of

the

Fundamental

Review

of

the

Trading

Book

(the

FRTB)

framework,

largely

offset

by

a
USD 7bn

reduction

in

operational

risk

RWA

and

a

USD 1bn

reduction

in

credit

risk

RWA.

We

will provide

in

our

first
quarter 2025 report an update on

further improvements from mitigating actions and

our dialogue with FINMA regarding
various aspects

of the

final Basel

III rules.

These changes

do not

take into

account the

impact of

the output

floor. The
output floor, which is being phased in until 2028, is currently not binding for the UBS Group.
In

the

EU,

the

final

Basel III

requirements

became

applicable

as

of

1 January

2025,

except

for

the

market

risk

capital
requirements, the implementation

of which has

been delayed until

at least 1 January

2026, as confirmed

by the European
Commission in June 2024. The overall impact on UBS is limited.

In September

2024, the

UK Prudential

Regulatory Authority

(the PRA)

published its

final rules

covering the

implementation
of the final Basel III standards.

As part of the

package, the PRA announced the pushing

back of the implementation date,
from 1 July 2025 to 1 January

2026, with full phase-in of the

output floor by 1 January 2030. In

January 2025, the PRA
announced that it has

further postponed the

implementation of the

final Basel III standards

until 1 January 2027,

citing
the need for greater clarity on US plans. In its announcement, the PRA left open the possibility of further postponement.
The date for the full phase-in of the output floor continues to be 1 January 2030. The overall impact on UBS is expected
to be limited.
In the US, the banking agencies, including the

Federal Reserve Board, have been discussing amendments to their original proposals regarding

the implementation

of the

final Basel III

standards. The

timing and

the content

of a

re-proposal of
the July 2023 version

of the final

Basel III rules remain

uncertain
as the change

in principals at

the US banking

agencies
has yet to be completed.

Other developments related to prudential regulation
In April 2024, the

SNB announced that

it will raise the

minimum reserve requirement

for domestic banks from

2.5% to
4%, and it will therefore

amend the National Bank

Ordinance as of 1 July

2024. The SNB also announced

that liabilities
arising from cancelable customer deposits (excluding tied pension provisions) will be included in full in the calculation of
the minimum

reserve requirement,

as is

the case

with the

other relevant

liabilities. This

revokes the

previous exception
under which only 20% of these

liabilities counted toward the calculation. Based

on the latest internal assessments,

UBS
expects a negative impact of around USD 35m per annum

on net interest income to result from these changes.
In

June

2024,

EU

legislators

published

the

final

banking

rules

that

include

amendments

to

the

Capital

Requirements
Regulation and the

Capital Requirements Directive. The

rules entered into

force on 9 July

2024. The amendments

include,
alongside measures to

implement the final

elements of the Basel III

standards, a requirement for

non-EU firms to

establish
a

physical

presence

within

the

EU

when

providing

certain

banking

services,

including

deposit-taking

and

commercial
lending, to EU-domiciled clients

and counterparties, unless

an exemption is

obtained. The changes

will affect the

cross-
border provision of lending services and will require UBS to adapt its approaches to providing such services to clients and counterparties

in

the

EU.

The

requirement

will

become

effective

in

January

2027,

with

grandfathering

provisions

for
contracts entered into before 11 July 2026.
In August 2024, the Federal

Reserve Board assigned UBS

Americas Holding LLC a stress

capital buffer (an SCB)

of 9.3%
as of

1 October

2024

(previously

9.1%)

under

the

Federal

Reserve

Board’s

SCB

rule,

resulting

in a

total

CET1

capital
requirement

of 13.8%.

The

SCB for

our

US-based

intermediate

holding company

is based

on

the

previously

released
results

of

the

Federal

Reserve

Board’s

2024

Dodd–Frank

Act

Stress

Test

(DFAST),

where

UBS

Americas

Holding

LLC
exceeded the minimum capital requirements under the sev

erely adverse scenario.
Developments in the regulation of financial markets
In September 2024, the Swiss Federal Council submitted for parliamentary approval a mutual recognition agreement (an
MRA) with the UK regarding financial services. The agreement facilitates cross-border financial activities based on

a new
model

for

regulatory

cooperation

and

an

outcomes-based

mutual

recognition

of

domestic

rules.

The

MRA

is
supplemented

by

an

enhanced

and

closer

supervisory

process

and

additional

supervisory

arrangements

where

new
market access is granted.

It is expected

that the Parliaments

in Switzerland and the

UK will grant approval

for the MRA
in 2025.
In November 2024, the EU finalized

changes to the existing European

Market Infrastructure Regulation (the EMIR),

with
the changes entering into

force in December 2024.

The revised EMIR rules

require relevant EU market participants

to hold
active accounts at EU

Central Counterparties and

to clear a

representative portion of

certain derivative contracts

within
the EU, effective

June 2025. Other

changes include enhanced

transparency on clearing

services to clients,

new clearing
threshold calculation methodology, and new rules

on initial margin model validation. The impact

of the revised EMIR on
UBS and

its in-scope

clients will depend

on the

final design

of the

technical implementation standards,

which are

expected
to be published later in 2025.

Annual Report 2024 |
Our strategy, business model and environment

| Regulatory and legal developments

48
In January 2025,

the Swiss Securities Post-Trade

Council recommended that the

transition to a

shortened settlement cycle
for securities transactions for the

domestic markets in Switzerland and Liechtenstein from

two business days (T+2) to one
business day (T+1) should occur in October 2027, in alignment with the EU and the UK.

In February 2025, the European Commission published a legislative proposal to shorten the settlement cycle in the EU to
T+1,

setting

11 October

2027

as

the

appropriate

date

for

the

transition.

The

proposal

is

in

alignment

with

the
recommendations from the European Securities and Markets

Authority from November 2024.

In February 2025, the UK announced that the transition to a T+1 settlement cycle will occur on 11 October 2027, in line with

the

recommendations

included

in

the

UK

Accelerated

Settlement

Taskforce’s

report

from

March

2024

and

its
implementation plan from February 2025.

In the US, a shortened T+1 settlement cycle has applied to

securities transactions since May 2024.

UBS

implemented

the

required

enhancements

based

on

the

US

rules

and

will

prepare

for

further

implementation
according to the evolving rules and market practice

in other jurisdictions.
Developments related to environmental,

social and governance matters
In June 2024,

the Swiss Federal

Council launched a

consultation on a

proposed extension of

the application scope

and
substance of the existing sustainability reporting requirements under the Swiss Code of Obligations. Under the proposed rules,

a

wider

scope

of

companies

would

have

to

report

on

the

risks

of

their

business

activities

in

the

areas

of

the
environment, human rights and

corruption, as well as on

measures taken against such

risks. Affected companies would
have

the

choice

of

reporting

according

to

either

the

EU

sustainability

reporting

requirements

or

another

equivalent
standard for sustainability

reporting. The consultation

closed in October

2024. The impact

of the proposals

on UBS can
be assessed only when the

implementation details become

clearer.

If the changes are

adopted as proposed, UBS

will be
subject to the extended requirements.
In November 2024, the

Swiss Federal Council

adopted the Climate

Protection Ordinance to

the Climate and Innovation
Act. The ordinance entered

into force on 1 January

2025, and it introduces,

among other matters,

measures to support
financial flows

contributing

to achieving

the Swiss

climate targets.

The main

instrument to

measure progress

made by
the financial sector toward this goal will continue to be the voluntary climate tests conducted by the Swiss Federal Office
for the Environment. UBS participates in the bi-annual climate tests conducted by the Swiss authorities.
In December 2024,

the Swiss Federal

Council launched a

consultation on amending

the Ordinance on

Climate Disclosures
to

adapt

it

to

the

latest

international

developments.

As

the

recommendations

of

the

Task

Force

on

Climate-related
Financial Disclosures (the

TCFD) have been

incorporated into international

standards, the Federal

Council proposes that
companies meet the

obligation to report

on climate-related

matters by applying

an internationally recognized

standard
or the

sustainability reporting

standard used

in the

EU. The

draft proposal

also establishes

minimum requirements

for
transition plans for financial flows that describe the planned path to a net-zero target by 2050. The consultation will last until March 2025, and the

amended Ordinance on Climate Disclosures is

expected to enter into force on

1 January 2026.
UBS is within the scope of the new requirements, with the

impact on UBS dependent on the final ordinance.

In December

2024, FINMA

published a

new circular,

applicable to

banks and

insurers, on

the management

of climate-
and

other

nature-related

financial

risks.

The

circular

sets

out

provisions

for

governance

and

institution-wide

risk
management, as well as provisions for risk identification, materiality assessment and scenario analysis regarding climate-
and nature-related

financial risks.

Implementation will

be guided

by international

frameworks and

standards, including
the Basel Committee on Banking Supervision Principles

for the effective management and supervision

of climate-related
financial risks.

The circular

will enter

into force

on 1 January

2026 and

will initially

apply exclusively

to climate-related
financial risks. From 1 January 2028, the

circular will apply to all nature-related financial

risks. UBS is assessing the impact
of the requirements,

which will be addressed in a multi-year implementation

plan.
In May

2024, the

European

Council

approved the

new

Corporate Sustainability

Due Diligence

Directive (the

CSDDD),
which entered into force on 25 July 2024. The CSDDD requires in-scope companies to identify and address potential and
actual adverse human rights and environmental impacts in their own operations, their subsidiaries and, where related to
their value

chain(s), those

of their

business partners.

In addition,

the CSDDD

requires large companies

to adopt

a transition
plan for climate change mitigation

aligned with the 2050

climate neutrality objective of

the Paris Agreement, as

well as
intermediate

targets

under

the

European

Climate

Law.

The

July

2026

deadline

provided

for

the

transposition

of

the
CSDDD into Member States’ national laws and the July

2027 start date of the first phase of the CSDDD application

may
be postponed by one

year in light of

the changes to the

CSDDD proposed by the

European Commission in February 2025
as part of

its recent initiative

to simplify sustainability

regulations. UBS expects its

EU entities will

be required to

implement
the CSDDD rules. The full scope

of application will depend on the

implementation guidelines, which are

expected to be
developed by the

European Commission

by July 2026

(instead of July

2027) according to

the newly

proposed timeline,
and

on

the

changes

to

the

CSDDD

to

be

agreed

by

EU

legislators

in

light

of

the

European

Commission’s

legislative
proposal from February 2025.
In

November

2024,

the

European

Commission

announced

an

intention

to

streamline

and

simplify

sustainability
regulations,

including

the

Taxonomy

Regulation,

the

Corporate

Sustainability

Reporting

Directive

and

the

CSDDD.
Concrete proposals to

that effect

were

unveiled in February

2025 and will

now be

subject to the

EU legislative

process
involving the

European Parliament

and Council.

The impact

on UBS

can be

assessed only

when the

proposed changes
and their details have been agreed by EU legislators later in 2025.

Annual Report 2024 |
Our strategy, business model and environment

| Regulatory and legal developments

49
In February 2025,

the US Securities

and Exchange

Commission (the SEC

)

stated its

intention to withdraw

its regulation
mandating

climate

disclosures

by

SEC

reporting

companies,

which

would

have

included

UBS.

Effectiveness

of

the
regulation had previously been stayed by the SEC pending resolution of litigation challenging it.
Developments related to tax matters

In August 2024, the

Swiss Federal Council launched a

consultation related to the

existing withholding tax exemption that
applies

to

TBTF

instruments

issued

by

no

later

than

31 December

2026.

The

Federal

Council

had

recommended

an
unlimited extension of

the exemption as

part of a

broader reform

package in its

April 2024 report

on banking stability.
As these

reforms are

not expected

to enter

into force

before the

expiry of

the existing

special rules,

the Swiss

Federal
Council proposes to extend the current

exemption, from 31 December 2026 to 31 December 2031,

to ensure that banks
can continue to issue capital instruments on competitive

terms.
In September 2024, the Swiss

Federal Council introduced the Income Inclusion

Rule (the IIR), a measure

developed by the
Organisation for Economic Co-operation and

Development (the OECD) as part

of the minimum corporate taxation rules
applicable to

corporate

groups with

a worldwide

turnover

of at

least EUR 750m.

Under the

IIR, the

profits of

foreign
subsidiaries

and

branches

of

Swiss

corporate

groups

will

be

taxed

at

a

minimum

rate

of

15%

on

the

OECD

global
minimum tax

base

with respect

to each

jurisdiction

in

which the

corporate

groups

operate.

The

IIR complements

the
Swiss supplementary tax that was introduced in January 2024. The IIR became effective on 1 January 2025. UBS’s overall
tax

impact from

the

IIR is

limited, given

that

UBS is

subject

to a

corporate

tax burden

of more

than

15%

in the

vast
majority of countries in which it operates.
Other regulatory and legal developments
In April 2024,

the US Department

of Labor (the

DOL) adopted

a new Retirement

Security Rule,

related amendments

to
existing rules

governing transactions

between covered

plans and parties

in interest, and

amendments to

the “qualified
professional asset manager”

transaction exemption. The

effective date of

the Retirement Security

Rule, and the

related
amendments to

PTE 2020-02

have been

stayed by

a court

pending resolution

of litigation

challenging the

regulations.
The Retirement Security Rule, if it becomes effective,

would expand the scope of transactions subject to requirements of the

Employment

Retirement

Income

Security

Act

by

expanding

the

relationships

and

advice

that

create

a

fiduciary
relationship between an investment professional and a plan or beneficiary, particularly in relation to individual retirement accounts

(IRAs).

The

amendments

to

existing

transaction

exemptions

generally

limit

or

prohibit

the

use

of

those
exemptions for

transactions

involving IRAs,

with the

intention of

requiring transactions

involving IRAs

to rely

upon an
exemption (PTE

2020-2) imposing

specific impartiality,

conflict-of-interest and

compliance requirements.

Global Wealth
Management US treats established IRA accounts as fiduciary

relationships in accordance with PTE 2020-2.
In connection with the adoption of

the Retirement Security Rule, the DOL

also amended PTE 2020-2. These amendments
would, if they become effective, expand the scope of affiliated persons for which a criminal conviction or determinations
of misconduct disqualify

an investment professional

from using the exemption

and add a one-year

transition period for
a

newly

disqualified

investment

professional

to

transition

the

related

business.

The

amendments

to

the

qualified
professional asset manager exemption

would also expand the

scope of events that

may trigger disqualification and

add
a similar

one-year transition

provision. In

each case,

the DOL

would retain

the ability

to grant

an individual

exemption
from the disqualification.
In May 2024, the Swiss Federal Council adopted a dispatch on strengthening its anti-money-laundering framework. Key
elements

include

a

non-publicly

accessible

federal

register

of

beneficial

owners,

due

diligence

for

particularly

risky
activities in legal professions, measures to prevent

the circumvention of applicable sanctions under the

Embargo Act, and
due diligence obligations for cash payments in the real estate business and in precious metals trading. The measures

are
subject

to

parliamentary

approval

and,

therefore,

entry

into

force

is

not

expected

before

2026.

Although

the

final
assessment will only

be concluded once

the final law

has been published,

UBS expects that

additional operational controls
will be required to implement the amended framework.
In July 2024, the

EU published the Artificial Intelligence Act

(the EU AI Act). Among

other matters, the EU AI

Act classifies
AI according to its risk, with the majority of obligations being placed on providers of high-risk AI systems and with some
obligations for users

who deploy an AI

system in a

professional capacity. The EU

AI Act entered

into force in

August 2024,
and it will be

phased in over

the next 36 months.

UBS is assessing the

potential impact of

the uses of

AI and the

EU AI
Act.
In November 2024, the

PRA and the

Financial Conduct Authority

published a consultation

on changes to remuneration
rules for senior management functions

and material risk takers. The consultation

covers changes to several aspects of

the
PRA remuneration rulebook,

including the reduction

of the seven

-year minimum deferral

period to five

years for senior
managers and

allowing deferred remuneration

awards to vest

on a

pro rata basis

from the time

of award.

UBS is

reviewing
the proposals.

Annual Report 2024 |
Our strategy, business model and environment

| Risk factors

50
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
UBS acquired

Credit Suisse

Group

AG under

exceptional circumstances

and the

continued outflows

and deteriorating
overall financial position

of Credit Suisse,

in order to

avert a failure

of Credit Suisse

and thus damage

to the Swiss

financial
center and

to global

financial stability.

The acquisition

was effected

through a

merger of

Credit Suisse

Group AG

with
and

into

UBS

Group

AG,

with

UBS

Group

AG

succeeding

to

all

assets

and

all

liabilities

of

Credit

Suisse

Group

AG,
becoming

the

direct

or

indirect

shareholder

of

the

former

Credit

Suisse

Group

AG’s

direct

and

indirect

subsidiaries.
Therefore,

on a consolidated

basis, all assets,

risks and liabilities

of the Credit

Suisse Group

became a part

of UBS. This
includes all ongoing and

future litigation,

regulatory and similar

matters arising out

of the business

of the Credit

Suisse
Group, thereby materially increasing

UBS’s exposure to litigation and investigation risks

.
We have incurred and

will continue to incur,

substantial integration and restructuring costs

as we combine the

operations
of UBS and

Credit Suisse.

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

successfully complete

the integration

of the

operations of

both firms

rapidly and
effectively, while maintaining stability of operations and

high levels of service to customers of the combined franchise.

Our ability to

complete the integration

of Credit Suisse

will depend on

a number of

factors, some of

which are outside
of our control, including our ability to:
–
combine the operations of the two firms in a

manner that preserves client service, simplifies infrastructure and results
in

operating

cost

savings,

including

the

successful

transfer

of

clients

from

legacy

Credit

Suisse

platforms

to

UBS
platforms in Switzerland,

our largest booking center;
–
maintain deposits

and client

invested assets

in our

Global Wealth

Management

division and

in Switzerland,

and to
attract additional deposits and invested assets to the combined firm;
–
achieve cost reductions at the levels and in the timeframe

we plan;
–
enhance, integrate

and, where

necessary, remediate

risk management

and financial

control

and other

systems

and
frameworks,

including to remediate the material weakness in Credit Suisse’s internal controls over financial reporting;

–
complete the

simplification of

the legal

structure of

the combined

firm in

an expedited

manner, including

obtaining
regulatory approvals and licenses required to implement the

changes;
–
retain staff and reverse attrition of staff in certain of Credit

Suisse’s business areas;
–
successfully execute the wind-down of the assets and

liabilities in our Non-core and Legacy division and

release capital
and resources for other purposes;

–
decommission

the

information

technology

and

other

legacy

Credit

Suisse

operational

infrastructure

to

simplify

our
infrastructure,

reduce operational complexity and lower our operating expenses;

and
–
resolve outstanding litigation, regulatory and similar matters, including matters relating to Credit

Suisse, on terms that
are not significantly adverse to us, as well as to successfully remediate outstanding regulatory and supervisory matters and meet other regulatory commitments.
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
Group and

UBS AG

as a

result of

the application

of the

acquisition method

of accounting

under the

IFRS Accounting
Standards by UBS Group, including valuation adjustments recorded by UBS Group. The combined Group will be required to devote

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

Annual Report 2024 |
Our strategy, business model and environment

| Risk factors

51
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

among
the strictest

of the major

financial centers. Switzerland has

implemented the final

Basel 3 requirements effective

1 January
2025,

at

least

a

year

ahead

of

the

EU

and

the

UK

and

likely

several

years

ahead

of

the

United

States.

In

addition,
Switzerland is

expected to

introduce in

2025 proposals

for changes

in regulation

following the

failure of

Credit Suisse
that will

likely include changes

to capital

and liquidity requirements

for UBS, the

remaining Swiss G-SIB,

as well

as changes
to the

supervisory regime.

Increased capital

or liquidity

requirements

would put

us at

a disadvantage

when competing
with peer financial institutions

subject to lower capital

or liquidity requirements

or more lenient

regulation and increase
our competitive disadvantage in some areas

with unregulated non-bank competitors.
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
The

authorities

in

Switzerland

and

internationally

have

published

lessons

learned

from

the

Credit

Suisse

and

the

US
regional bank

failures, which

are expected

to result

in additional

requirements regarding

resolution planning

and early
intervention tools for authorities.

In connection with these

reviews, FINMA has announced

that it would not provide

an
assessment of the UBS resolution plans in 2024 as it expects to make adjustments to resolution plan requirements based on lessons learned reviews

as well as potential

changes in its recovery

and resolution authority

under amendments that
are expected

to be proposed

to Swiss law.

We expect to

make adjustments to

our resolution

plans to reflect

additional
guidance from FINMA and may be required to make

further adjustment to reflect any changes to law that are

enacted.
Capital and prudential

standards:
As an internationally

active Swiss systemically

relevant bank, we

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

Our risk-weighted assets

(RWA) and leverage

ratio denominator (LRD)

are affected as

Switzerland has implemented

the
final standards promulgated by the

Basel Committee on Banking Supervision

(the BCBS) and may be further

affected as
provisions

of

the

standards

are

phased

in.

Although

these

final

Basel

3

standards

have

now

been

implemented

in
Switzerland, other major banking centers

have delayed implementation or have

not yet enacted the final standards

into
regulation.

Extended

delay

in

implementation

by

other

jurisdictions

may

lead

to

higher

capital

requirements

for

UBS
relative to peers.

Annual Report 2024 |
Our strategy, business model and environment

| Risk factors

52
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

systemically relevant

banks,
which is based on market

share in Switzerland and

leverage ratio denominator (LRD),

will not increase as a

result of the
acquisition of the Credit Suisse Group before the end

of 2025. The phase-out or end of these periods will

likely increase
our overall capital requirements.
The report of

the Swiss Federal

Council on the

failure of Credit

Suisse recommends

changes to Swiss

capital regulation
that, if

adopted, may

have the

effect of

substantially increasing

UBS’s capital

requirements. The

Swiss Federal

Council
has indicated

that it

will publish

proposed amendments

to law

and revisions

to banking

ordinances to

implement the
recommendations for public comment in

May 2025. Certain of

the measures recommended in the

Federal Council report
could require additional capital at UBS AG and have the

effect of requiring a higher capital ratio at UBS Group.
Increases in capital and

changes in liquidity requirements may, in

the aggregate require us to

maintain significantly higher
levels

of capital,

which

may

have

an affect

on

our

ability

to meet

our

ambitions

for

return

on capital

and

for

capital
returns to shareholders. Higher capital or liquidity requirements applied to UBS Group or UBS AG relative to competitors
in Switzerland or abroad may affect UBS’s ability

to compete with firms subject to less stringent capital

requirements and
increase UBS’s costs to serve customers.
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

Annual Report 2024 |
Our strategy, business model and environment

| Risk factors

53
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

in material losses.

The acquisition of

the Credit Suisse

Group may
elevate these risks,

particularly during

the first

phases of

integration, as

the firms

have historically

operated under different
procedures, IT systems, risk policies and structures

of governance.
As a

meaningful proportion

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

and intensify these risks,

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
and regulators

have announced new

rules, guidance and

initiatives on

ransomware and other

cybersecurity-related issues.

Annual Report 2024 |
Our strategy, business model and environment

| Risk factors

54
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

this, regulators

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
client. Credit

Suisse has

suffered

very significant

losses from

the default

of the US

prime brokerage

client and

losses in
supply

chain

finance

funds

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

Annual Report 2024 |
Our strategy, business model and environment

| Risk factors

55
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

UBS is also

required to

maintain
and

enforce

provisions

requiring

UBS

to

recover

from

GEB

members

and

certain

other

executives

a

portion

of
performance-based incentive

compensation in the

event that the

UBS Group,

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
As UBS Group AG is a holding company, its operating results,

financial condition and ability to pay dividends and other
distributions or to pay its obligations in the future depend on funding,

dividends and other distributions received
directly or indirectly from its subsidiaries, which may be subject to restrictions
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

Annual Report 2024 |
Our strategy, business model and environment

| Risk factors

56
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
Geopolitical events:

Terrorist activity and armed conflict in the Middle East, as well as the continuing Russia–Ukraine war, may

have

significant

impacts

on

global

markets,

exacerbate

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

Annual Report 2024 |
Our strategy, business model and environment

| Risk factors

57
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

foreign currency

exposure, which leads

to currency sensitivity.

As a consequence,

it is not possible

to
simultaneously fully hedge both CET1 capital and the CET1 capital ratio. Accordingly,

changes in foreign exchange rates
may adversely affect our profits, balance

sheet, and capital, leverage and liquidity coverag

e

ratios.

Annual Report 2024 |
Our strategy, business model and environment

| Risk factors

58
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
Group. The

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
This risk

is illustrated

by the

award of

aggregate penalties

and damages

of EUR 4.5bn

by the

court of

first instance

in
France. This award was reduced to an aggregate

of EUR 1.8bn against by the Court of Appeal,

and, in a further appeal,
the French Supreme Court referred the case back

to the Paris Court of

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

regulatory authorities

to limit, suspend

or terminate licenses

and regulatory authorizations,

and
may permit financial market utilities to limit, suspend or terminate our participation in them. UBS and Credit Suisse have each required waivers or exemptions

in order to continue to act

as investment manager to pension plans and

registered
investment companies

in the

US, among

other things;

failure to

obtain such

waivers, or

any limitation,

suspension

or
termination of

licenses, authorizations

or participations

arising from

a disqualifying

event, could

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
the

issues

highlighted

by

past

regulatory

resolutions.

We

have

also

undertaken

extensive

efforts

to

implement

new
regulatory requirements and meet heightened supervisory expectations. Prior to its acquisition by UBS, Credit Suisse was also

subject

to

a

high

level

of

regulatory

scrutiny

and

had

significant

regulatory

and

other

remediation

programs

to
address identified issues,

including as a result

of the Archegos, Mozambique,

supply chain finance

and cross-border tax
matters. As part

of the integration

of Credit Suisse,

UBS is addressing

these matters and

will likely remain

under additional
regulatory scrutiny until the integration is substantially comp leted.
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

Annual Report 2024 |
Our strategy, business model and environment

| Risk factors

59
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
concern that an

entity is over

-indebted, has

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
UBS would

have limited

ability

to challenge

any such

protective

measures,

and creditors

and shareholders

would

also
have limited ability under Swiss

law or in Swiss courts

to reject them, seek their suspension,

or challenge their imposition,
including measures that require

or result in the deferment of payments.
If restructuring

proceedings are

opened with

respect to

UBS Group AG,

UBS AG

or UBS Switzerland

AG the

resolution
powers that FINMA may exercise include the

power to: (i) transfer all or some

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

party; and (iii)

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

of an entity

subject to a

Swiss restructuring

proceeding may

have their obligations

written down
or converted

into equity even

though obligations ranking

on par

with such obligations

are not written

down or

converted.

Developments in sustainability, climate, environmental and social standards and regulations may affect our business and
impact our ability to fully realize our goals
We

are

subject

to

separate,

and

sometimes

conflicting,

ESG

regulations

and

regulator

expectations

in

the

various
jurisdictions in which UBS operates. For example,

in certain jurisdictions, we are required

to set diversity targets or other
ESG-related goals that are considered illegal or contrary

to regulatory expectations in other jurisdictions. In addition,

with
respect to decarbonization mandates,

there is substantial uncertainty as

to the scope of actions that may

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

further

conflict

with

one

another,

(ii) that

the

current

standards

will

not

be

interpreted
differently than our understanding or change in a manner

that substantially increases the cost or effort for us to achieve such goals or (iii) that additional data or

methods, whether voluntary or required by regulation, may substantially change our calculation of

our goals

and ambitions. It

is possible that

such goals may

prove to

be considerably more

difficult or
even

impossible

to

achieve.

The

evolving

standards

may

also

require

us

to

substantially

change

the

stated

goals

and
ambitions. If we are

not able to achieve the goals

we have set, or can

only do so at significant

expense to our business,
we

may

fail

to

meet

regulatory

expectations,

incur

damage

to

our

reputation

or

be

exposed

to

an

increased

risk

of
litigation or other adverse action.

Annual Report 2024 |
Our strategy, business model and environment

| Risk factors

60
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
Credit

Suisse

Group

and

Credit

Suisse

AG

had

concluded

that,

as

of

31

December

2022, their

internal controls

over
financial reporting

were not

effective, and

for the same

reasons, reached

the same conclusion

regarding 31

December
2021. A

material weakness

is a

deficiency or

a combination

of deficiencies

in internal

controls over

financial reporting
such that there

is a reasonable

possibility that

a material misstatement

of a registrant’s

financial statements

will not be
prevented or detected on

a timely basis.

The material weaknesses result

in a risk

that a material

error may not

be detected
by internal

controls that

could result

in a

material misstatement

to the

company’s reported

financial results.

Following
the acquisition

and merger

of Credit

Suisse Group

AG into

UBS Group

AG in

June 2023,

Credit Suisse

AG concluded
that as

of 31

December 2023

its internal

control

over financial

reporting continued

to be

ineffective.

As permitted

by
SEC guidance

in the

year of

an acquisition,

UBS Group

AG excluded

Credit Suisse

AG from

its assessment

of internal
control

over

financial

reporting

for

the

year

ended

31

December

2023

and

concluded

that

its

internal

control

over
financial reporting was effective as of such

date.
In June

2024 Credit

Suisse AG

and UBS

AG merged

with UBS

AG as

the surviving

entity. Although

Credit Suisse

is no
longer

a

separate

legal

entity,

numerous

of

its

booking,

accounting

and

risk

management

systems

remain

in

use

for
activities that have not yet been exited or migrated to

UBS systems.

The material weaknesses

that were identified

by Credit Suisse

related to the

failure to design

and maintain an

effective
risk

assessment

process

to

identify

and

analyze

the

risk

of

material

misstatements

in

its

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
Since

the

Credit

Suisse

acquisition,

we

have

executed

a

remediation

program

to

address

the

identified

material
weaknesses

and

have

implemented

additional

controls

and

procedures.

As

of

31

December

2024,

management

has
assessed that the

changes to

internal controls

made to

address the

material weakness

relating to

the classification

and
presentation of

the consolidated

statement of

cash flows

as well

as assessment

and communication

of the

severity of
deficiencies are designed and operating effectively.

The remaining material weakness relates to the risk assessment of internal controls. We have implemented an enhanced severity assessment

framework and

additional management

oversight of

severity assessments

and have

integrated the
Credit Suisse control frameworks into the

UBS internal control framework and

risk assessment and evaluation processes
in

2024.

In

addition,

UBS

has

reviewed

the

processes,

systems

and

internal

control

processes

in

connection

with

the
integration

of

the

financial

accounting

and

controls

environment

of

Credit

Suisse

into

UBS,

and

implementation

of
updated or additional processes and controls to reflect the increase in complexity of the accounting and financial control environment following the acquisition.

Management has assessed

that the risk

assessment process was

designed effectively. However,

in light of

the increased
complexity of the

internal accounting and

control environment, the

remaining migration efforts

still underway and

limited
time

to

demonstrate

operating

effectiveness

and

sustainability

of

the

post-merger

integrated

control

environment,
management

has

concluded

that

additional

evidence

of

effective

operation

of

the

remediated

controls

is required

to
conclude

that

the

risk

assessment

processes

is

operating

effectively

on

a

sustainable

basis.

In

light

of

the

above,
management has concluded that there is a material

weakness in internal control over financial reporting at 31

December
2024 and as a result, that our disclosure controls and procedures were also not effective as of that date.

Annual Report 2024 |
Our strategy, business model and environment

| Risk factors

61
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

the BCBS,
which are expected to affect our RWA.
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

Annual Report 2024 |
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

subsidiaries or affiliates,
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
retail and wholesale

deposits and the regular

issuance of money market

securities. A change in the

availability of short-
term funding could occur quickly.

Annual Report 2024 |
Our strategy, business model and environment

| Risk factors

63
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

stress situation, however,

our funding
outflows could

exceed the

assumed amounts.

Further, UBS is subject

to increased

liquidity requirements

related to too-big-
to-fail (TBTF)

measures under

the direction

of FINMA, which

became effective

on 1 January

2024.

Annual Report 2024 |
Financial and operating performance | Accounting

and financial reporting

64
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
–
post-employment benefit plans (refer to “Note 26 Post-employment benefit plans”);
–
goodwill (refer to “Note 13 Goodwill and intangible assets”);

and

–
consolidation of structured entities (refer to “Note 28 Interests in subsidiaries and other entities”).
›
Refer to “Note 1 Summary of material accounting

policies” in the “Consolidated financial statements”

section of this report and to
the “Risk factors” section of this report for more information
Accounting and financial reporting changes after 2024
IFRS 18, Presentation and Disclosure in Financial Statements
In

April

2024,

the

IASB

issued

a

new

standard,

IFRS 18,
Presentation

and

Disclosure

in

Financial

Statements
,

which
replaces IAS 1, Presentation of Financial Statements , and is effective from 1 January 2027. The main changes introduced by

IFRS 18

relate

to

the

structure

of

income

statements,

new

disclosure

requirements

for

management

performance
measures and enhanced guidance on aggregation and disaggregation of information. UBS is assessing the impact of the new requirements on its reporting

but expects it to be limited.
Amendments to IFRS 9,
Financial Instruments
, and IFRS 7,
Financial Instruments: Disclosures
In

May

2024,

the

IASB

issued
Amendments

to

the

Classification

and

Measurement

of

Financial

Instruments

–
Amendments

to

IFRS 9

and

IFRS 7

(the

Amendments).

The

Amendments

relate

to derecognition

of financial

liabilities
settled

through

electronic

transfer

systems

and

classification

of

financial

assets,

and

they

introduce

new

disclosure
requirements. The Amendments are effective

from 1 January 2026, with early application permitted either for the entire set of amendments

or for only

those that

relate to

classification of

financial instruments.

UBS is currently

assessing the
impact of the new requirements on

its financial statements.

Annual Report 2024 |
Financial and operating performance | Group

performance

65
Group performance
Income statement
For the year ended % change from
USD m 31.12.24 31.12.23
1
31.12.22 31.12.23
Net interest income

7,108

7,297

6,621

(3)
Other net income from financial instruments measured

at fair value through profit or loss

14,690

11,583

7,517

27
Net fee and commission income

26,138

21,570

18,966

21
Other income

675

384

1,459

76
Total revenues

48,611

40,834

34,563

19
Negative goodwill

27,264
Credit loss expense / (release)

551

1,037

29

(47)
Personnel expenses

27,318

24,899

17,680

10
General and administrative expenses

10,124

10,156

5,189

0
Depreciation, amortization and impairment of non-financial

assets

3,798

3,750

2,061

1
Operating expenses

41,239

38,806

24,930

6
Operating profit / (loss) before tax

6,821

28,255

9,604

(76)
Tax expense / (benefit)

1,675

873

1,942

92
Net profit / (loss)

5,146

27,382

7,661

(81)
Net profit / (loss) attributable to non-controlling interests

60

16

32

272
Net profit / (loss) attributable to shareholders

5,085

27,366

7,630

(81)
Comprehensive income
Total comprehensive income

3,401

28,374

3,167

(88)
Total comprehensive income attributable to non-controlling interests

13

22

18

(39)
Total comprehensive income attributable to shareholders

3,388

28,352

3,149

(88)
1 Comparative-period information has been revised. Refer to “Note 2 Accounting for the acquisition of the Credit Suisse Group” in the “Consolidated financial statements” section of this report for more information
about the relevant adjustments.

Annual Report 2024 |
Financial and operating performance | Group

performance

66
Selected financial information of our business divisions and Group Items
For the year ended 31.12.24
USD m
Global Wealth
Management
Personal &
Corporate
Banking
Asset

Management
Investment
Bank
Non-core and
Legacy Group Items Total
Total revenues as reported

24,516

9,334

3,182

10,948

1,605

(975)

48,611
of which: PPA effects and other integration items
1

891

1,038

989

(41)

2,877
of which: loss related to an investment in an associate

(21)

(59)

(80)
Total revenues (underlying)

23,646

8,355

3,182

9,958

1,605

(933)

45,814
Credit loss expense / (release)

(16)

404

(1)

97

69

(2)

551
Operating expenses as reported

20,608

5,741

2,663

8,934

3,512

(220)

41,239
of which: integration-related expenses and PPA effects
2

1,807

749

351

717

1,154

(12)

4,766
of which: items related to the Swisscard transactions
3

41

41
Operating expenses (underlying)

18,802

4,951

2,312

8,217

2,359

(208)

36,432
Operating profit / (loss) before tax as reported

3,924

3,189

520

1,917

(1,976)

(752)

6,821
Operating profit / (loss) before tax (underlying)

4,860

3,000

871

1,644

(822)

(723)

8,831
For the year ended 31.12.23
4,5
USD m
Global Wealth
Management
Personal &
Corporate
Banking
Asset

Management
Investment
Bank
Non-core and
Legacy Group Items
Negative
goodwill Total
Total revenues as reported

21,556

7,687

2,686

8,703

697

(495)

40,834
of which: PPA effects and other integration items
1

923

783

583

(9)

2,280
of which: loss related to an investment in an associate

(190)

(317)

(508)
Total revenues (underlying)

20,823

7,222

2,686

8,120

697

(486)

39,062
Negative goodwill

27,264

27,264
Credit loss expense / (release)

166

482

0

190

193

6

1,037
Operating expenses as reported

17,945

4,394

2,353

8,585

5,091

438

38,806
of which: integration-related expenses and PPA effects
2

1,018

398

205

697

1,775

451

4,543
of which: acquisition-related costs

202

202
Operating expenses (underlying)

16,927

3,996

2,149

7,889

3,316

(215)

34,061
Operating profit / (loss) before tax as reported

3,445

2,811

332

(72)

(4,587)

(938)

27,264

28,255
Operating profit / (loss) before tax (underlying)

3,730

2,744

537

42

(2,812)

(277)

3,963
1 Includes accretion of PPA

adjustments on financial instruments and other

PPA effects, as well

as temporary and incremental items directly

related to the integration.

2 Includes temporary, incremental

operating
expenses directly related

to the integration,

as well as

amortization of newly

recognized intangibles resulting

from the acquisition

of the Credit

Suisse Group.

3 Represents the termination

fee paid to

American
Express related to the expected sale in 2025 of our 50% holding in Swisscard.

4 Comparative-period information has been restated for changes in business division perimeters, Group Treasury allocations and Non-
core and Legacy

cost allocations. Refer

to “Note 3

Segment reporting” in

the “Consolidated financial

statements” section of

this report for

more information about

the relevant changes.

5 Comparative-period
information has been

revised to

reflect measurement

period adjustments impacting

negative goodwill.

Refer to “Note

2 Accounting

for the acquisition

of the Credit

Suisse Group” in

the “Consolidated

financial
statements” section of this report for more information about the relevant adjustments.
Integration-related expenses, by business division and Group Items
For the year ended
USD m 31.12.24 31.12.23
1
Global Wealth Management

1,845

1,013
Personal & Corporate Banking

654

338
Asset Management

351

205
Investment Bank

717

697
Non-core and Legacy

1,154

1,775
Group Items

36

451
Total integration-related expenses

4,757

4,478
of which: total revenues

104

0
of which: operating expenses

4,653

4,478
of which: personnel expenses

2,541

2,192
of which: general and administrative expenses

1,681

1,436
of which: depreciation, amortization and impairment of non-financial assets

430

850
1 Comparative-period information

has been restated for

changes in business

division perimeters, Group

Treasury allocations

and Non-core and

Legacy cost allocations.

Refer to “Note 3

Segment reporting” in

the
“Consolidated financial statements” section of this report for more information about the relevant changes.
Underlying results
In

addition

to

reporting

our

results

in

accordance

with

IFRS

Accounting

Standards,

we

report

underlying

results

that
exclude items of profit or loss that management believes

are not representative

of the underlying performance.
In 2024,

underlying revenues

exclude

purchase

price

allocation

(PPA)

effects

and other

integration

items. PPA

effects
mainly

consist

of

PPA

adjustments

on

financial

instruments

measured

at

amortized

cost,

including

off-balance

sheet
positions, arising from the acquisition of the Credit Suisse Group. Accretion of PPA adjustments on financial instruments
is accelerated

when the

related

financial instrument

is derecognized

before

its contractual

maturity.

No adjustment

is
made for accretion of PPA on financial instruments within Non-core and Legacy,

due to the nature of its business model.
Underlying revenues also exclude losses related to an investment in an associate.

Annual Report 2024 |
Financial and operating performance | Group

performance

67
In 2024, underlying

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

not affect

the timing of

recognition and

measurement of

those expenses

or the

presentation thereof

in
the income statement. Underlying operating expenses also

exclude items related to the Swisscard

transactions.
Results 2024 vs 2023
In 2024, reported net

profit attributable to shareholders decreased by

USD 22,281m to USD 5,085m, largely

due to 2023
including negative goodwill of

USD 27,264m relating to

the acquisition of the Credit

Suisse Group.

There was a net

tax
expense of USD 1,675m in 2024.

Operating

profit

before

tax

decreased

by

USD 21,434m

to

USD 6,821m,

primarily

due

to

2023

including

negative
goodwill and higher

operating expenses in 2024,

partly offset by

an increase in total

revenues and lower net

credit loss
expenses.

Total

revenues

increased

by

USD 7,777m,

or

19%,

to

USD 48,611m,

driven

by

the

consolidation

of

Credit
Suisse

revenues

for

the

full

period,

and

included

an

increase

of

USD 597m

in

accretion

impacts

resulting

from

PPA
adjustments on financial instruments and

other PPA effects. Net fee

and commission income increased by

USD 4,568m,
total combined net

interest income and

other net income

from financial instruments

measured at fair

value through profit
or

loss

increased

by

USD 2,918m

and

other

income

increased

by

USD 291m.

Operating

expenses

increased

by
USD 2,433m, or 6%, to USD 41,239m, largely due to the consolidation of Credit

Suisse expenses for the full period,

and
included a USD 223m increase in integration-related expenses and PPA effects

.

This was mainly driven by a USD 2,419m
increase

in

personnel

expenses,

as well

as

a

USD 48m

increase

in depreciation,

amortization

and

impairment

of

non-
financial assets,

partly offset

by a

USD 32m decrease

in general

and administrative

expenses. Net

credit loss

expenses
were USD 551m, compared with USD 1,037m in 2023.
Underlying results 2024 vs 2023
Underlying total revenues for

2024 excluded PPA effects

and other integration items

of USD 2,877m, as well

as USD 80m
of losses related to an

investment in an associate.

Underlying operating expenses

excluded integration-related expenses
and PPA effects of USD 4,766m, as well as a USD 41m expense

related to the Swisscard transactions.

On an underlying basis, profit before tax increased by USD 4,868m to USD 8,831m, reflecting a USD 6,752m increase in
underlying total revenues and

a USD 486m decrease

in net credit loss expenses,

partly offset by a USD 2,371m

increase
in underlying operating expenses.
Total revenues
Net interest income and other net income from financial instruments measured at fair value through profit or loss
Total

combined

net

interest

income

and other

net

income

from

financial

instruments

measured

at

fair

value

through
profit or loss increased by

USD 2,918m to USD 21,798m, largely as

a result of the

consolidation of Credit Suisse revenues
for

the

full

period,

and

included

an

increase

of

USD 363m

in

accretion

impacts

resulting

from

PPA

adjustments

on
financial instruments and other PPA

effects.
Global Wealth Management revenues increased by USD 547m to USD 9,031m, largely as a result of the consolidation of
Credit Suisse revenues for the full period, and included a

USD 37m increase in accretion of PPA adjustments on financial instruments and other PPA effects. Excluding the aforementioned effects,

net interest income decreased, reflecting lower
deposit and loan revenues and higher

liquidity and funding costs, and transaction-based income increased, mainly driven
by higher levels of client activity,

particularly in the Asia Pacific and Americas regions.

Personal & Corporate Banking revenues

increased by USD 940m to USD

6,479m, largely as a result

of the consolidation
of

Credit

Suisse

revenues

for

the

full

period,

and

included

a

USD 266m

increase

in

accretion

of

PPA

adjustments

on
financial instruments and other PPA effects.

Excluding the aforementioned effects, net interest income decreased, mainly due to lower deposit

revenues, including the effect from

shifts to lower-margin deposit products,

and higher liquidity and
funding costs.
Revenues

in

the

Investment

Bank

increased

by

USD 1,109m

to

USD 6,164m,

and

included

a

USD 71m

increase

of
accretion of PPA adjustments on financial instruments and other PPA effects.

The overall increase was mainly attributable
to the Derivatives & Solutions business, mostly driven by

growth in Equity Derivatives and Foreign Exchange revenues

.

In
addition, Financing revenues increased, particularly in the Capital Markets Financing business.

There was also an increase
in

Global

Banking,

mainly

from

higher

revenues

across

Public

Capital

Markets,

primarily

driven

by

Leveraged

Capital
Markets.
Non-core and Legacy revenues increased by USD 842m to USD 1,163m, mainly due to the consolidation of Credit Suisse revenues

for

the

full

period.

Revenues

included

net

gains

from

position

exits,

along

with

net

interest

income

from
securitized products and credit products

.

Total revenues also included

a net gain of USD 272m,

after accounting for the
PPA adjustments recorded

at the

closing of the

acquisition of the

Credit Suisse Group,

from the sale

of assets from

the
former Credit Suisse securitized products group to Apollo

Management Holdings and certain other entities.

Annual Report 2024 |
Financial and operating performance | Group

performance

68
Group Items revenues

were negative USD 1,054m,

compared with negative USD 513m

in 2023. This

included the income
from

Group

hedging

and

own

debt,

including

hedge

accounting

ineffectiveness,

within

Group

Treasury.

Revenues

in
2024

were

driven

by

mark-to-market

effects

on

portfolio-level

economic

hedges,

mainly

due

to

cross-currency-basis
widening.
›
Refer to “Note 4 Net interest income and other

net income from financial instruments measured at fair value through profit or
loss” in the “Consolidated financial statements”

section of this report for more information
Net interest income and other net income from financial instruments measured at fair value through profit or loss
For the year ended % change from
USD m 31.12.24 31.12.23
1
31.12.22 31.12.23
Net interest income from financial instruments measured

at amortized cost and fair value through other
comprehensive income

47

3,527

5,218

(99)
Net interest income from financial instruments measured

at fair value through profit or loss and other

7,061

3,770

1,403

87
Other net income from financial instruments measured

at fair value through profit or loss

14,690

11,583

7,517

27
Total

21,798

18,880

14,137

15
Global Wealth Management

9,031

8,484

6,355

6
of which: net interest income

7,358

7,082

5,273

4
of which: transaction-based income from foreign exchange and other intermediary activity
2

1,673

1,402

1,082

19
Personal & Corporate Banking

6,479

5,539

2,685

17
of which: net interest income

5,650

4,878

2,191

16
of which: transaction-based income from foreign exchange and other intermediary activity
2

829

661

494

25
Asset Management

16

(5)

(23)
Investment Bank

6,164

5,055

5,769

22
Non-core and Legacy

1,163

321

118

262
Group Items

(1,054)

(513)

(767)

105
1 Comparative-period information

has been restated for

changes in business

division perimeters, Group

Treasury allocations

and Non-core and Legacy

cost allocations. Refer

to “Note 3 Segment

reporting” in the
“Consolidated financial statements” section of this

report for more information about the relevant

changes.

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
Net fee and commission income
Net fee

and commission

income increased

by USD 4,568m

to USD 26,138m,

largely as

a result

of the

consolidation of
Credit Suisse

revenues

for the

full period,

and included

an increase

of USD 257m

in accretion

of PPA

adjustments on
financial instruments and other PPA

effects, predominantly in the Investment

Bank.
Fees for portfolio management

and related services increased

by USD 1,650m

to USD 12,323m and investment

fund fees
increased

by

USD 930m

to

USD 5,767m,

predominantly

in

Global

Wealth

Management

and

Asset

Management,
respectively,

both

largely

as

a

result

of

the

consolidation

of

Credit

Suisse

revenues

for

the

full

period.

Global

Wealth
Management

also

benefited

from

positive

market

performance.

The

increase

in

Asset

Management

was

also

due

to
positive market performance and foreign currency effects,

as well as the revaluation of a real estate fund co-investment, partly offset by effects of continued margin compression

and the impact of exits from non-strategic businesses.
Net brokerage fees increased by USD 1,009m to USD 4,224m, reflecting an increase across all regions in Cash Equities in
Execution Services in the Investment

Bank, as well as an increase in Global

Wealth Management that was

due to higher
levels of client activity, particularly in the Asia Pacific and

Americas regions.
Underwriting fee income increased by

USD 218m to USD 786m, mainly due

to an increase in

debt underwriting revenues
from public offerings in Global Banking in the Investment

Bank, reflecting higher levels of client activity.
›
Refer to “Note 5 Net fee and commission

income” in the “Consolidated financial statements”

section of this report for more
information
Other income
Other income

was USD 675m

compared with

USD 384m in

2023, mainly

due to

a USD 492m

increase in

the share

of
net

profits

from

associates

and

joint

ventures.

In

addition,

there

was

a

USD 135m

gain

related

to

the

sale

of

our
investment in an associate, with half of the

gain being recognized within the Investment Bank and the other half in Non-
core

and

Legacy,

and

USD 113m

net

gains

in

Asset

Management

from

the

sale

of

non-strategic

businesses.

These
increases were partly offset by

a USD 139m reduction

in gains recognized on

repurchases of UBS’s own

debt instruments.
2024 also included

losses of USD

75m relating

to insurance

and similar contracts,

compared with

gains of USD

41m in
2023. The insurance and similar contracts are hedged with derivative instruments, with offsetting gains and losses in the income statement within
Other net income from financial instruments measured at

fair value through profit or loss
.
›
Refer to “Note 6 Other income” in the “Consolidated

financial statements”

section of this report for more information
›
Refer to “Note 29 Changes in organization and

acquisitions and disposals of subsidiaries and businesses”

in the “Consolidated
financial statements”

section of this report for more information about disposals

of subsidiaries and businesses

Annual Report 2024 |
Financial and operating performance | Group

performance

69
Credit loss expense / release
Total net credit loss expenses

in 2024

were USD 551m, reflecting net

releases of USD 99m

related to performing

positions
and net expenses of USD 651m on credit-impaired

positions. Net credit loss expenses were

USD 1,037m in 2023.
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
Purchased

Total
For the year ended 31.12.24
Global Wealth Management

(60)

41

3

(16)
Personal & Corporate Banking

(63)

487

(21)

404
Asset Management

(1)

0

0

(1)
Investment Bank

56

42

0

97
Non-core and Legacy

(30)

42

57

69
Group Items

(2)

0

0

(2)
Total

(99)

612

39

551
For the year ended 31.12.23
Global Wealth Management

127

27

13

166
Personal & Corporate Banking

271

183

27

482
Asset Management

1

(1)

0

0
Investment Bank

110

78

2

190
Non-core and Legacy

78

91

25

193
Group Items

5

0

0

6
Total

593

378

67

1,037
For the year ended 31.12.22
Global Wealth Management

(5)

5

0
Personal & Corporate Banking

27

12

39
Asset Management

0

0

0
Investment Bank

6

(18)

(12)
Non-core and Legacy

0

2

2
Group Items

1

0

1
Total

29

0

29

Operating expenses
Personnel expenses
Personnel expenses increased

by USD 2,419m to

USD 27,318m, largely due

to the

consolidation of

Credit Suisse expenses
for the

full period,

partly offset

by the

impact of

a smaller

workforce. Salaries

and variable

compensation increased

by
USD 2,205m,

including

a

USD 744m

increase

in

financial

advisor

compensation

as

a

result

of

higher

compensable
revenues.

Personnel

expenses

included

a

USD 349m

increase

in

integration-related

expenses

largely

related

to

higher
salaries, partly offset by lower costs related

to post-employment benefit plans and variable comp

ensation.
›
Refer to the “Compensation”

section of this report for more information
›
Refer to “Note 7 Personnel expenses”, “Note 26

Post-employment benefit plans” and “Note 27

Employee benefits: variable
compensation” in the “Consolidated financial statements”

section of this report for more information
General and administrative expenses
General and administrative expenses decreased by USD 32m to USD 10,124m, primarily due to a USD 937m decrease in expenses for

litigation, regulatory

and similar

matters, mainly

reflecting

USD 665m higher

expenses in

2023 related

to
the

US

residential

mortgage-backed

securities

litigation

matter,

as

well

as

a

USD 300m

release

in

2024

of

IFRS 3
acquisition-related

contingent

liabilities

following

settlements.

These

decreases

were

largely

offset

by

a

USD 505m
increase

in

technology

costs,

mainly

reflecting

higher

cloud

computing

usage

and

the

consolidation

of

Credit

Suisse
expenses for the full

period,

as well as a

USD 245m increase

in integration-related

expenses, mainly driven

by increases
in outsourcing and marketing costs.

›
Refer to “Note 8 General and administrative expenses”

and “Note 18 Provisions and contingent liabilities” in

the “Consolidated
financial statements” section of this report for more information

Annual Report 2024 |
Financial and operating performance | Group

performance

70
Depreciation, amortization and impairment of non-financial

assets
Depreciation, amortization and impairment of non-financial assets increased by USD 48m to USD 3,798m, mainly due to
an

increase

in

underlying

expenses

of

USD 468m

reflecting

higher

amortization

of

internally

generated

capitalized
software, as a result of the consolidation of Credit Suisse expenses for the full period and a higher cost basis of software assets. These

expenses were

partly offset

by a

USD 420m decrease

in integration-related

expenses, primarily

due to

a
USD 206m

impairment

of

a

software

project

in

progress

in

2023,

resulting

from

a

reprioritization

of

software
development

activity,

as

well

as

a

USD 171m

decrease

associated

with

real

estate

leases,

reflecting

higher

levels

of
impairment and accelerated depreciation in 2023

.
Operating expenses
For the year ended % change from
USD m 31.12.24 31.12.23 31.12.22 31.12.23
Personnel expenses

27,318

24,899

17,680

10
of which: salaries

12,178

10,997

7,045

11
of which: variable compensation

10,870

9,845

7,954

10
of which: performance awards

4,456

3,986

3,205

12
of which: financial advisors
1

5,293

4,549

4,508

16
of which: other

1,121

1,310

241

(14)
of which: other personnel expenses
2

4,270

4,058

2,681

5
General and administrative expenses

10,124

10,156

5,189

0
of which: net expenses for litigation, regulatory and similar matters

(128)

809

348
Depreciation, amortization and impairment of non-financial

assets

3,798

3,750

2,061

1
Total operating expenses

41,239

38,806

24,930

6
1 Financial advisor compensation consists of cash

compensation, determined using a formulaic

approach based on production, and

deferred awards. It also

includes expenses related to compensation commitments
with financial advisors

entered into

at the time

of recruitment

that are subject

to vesting

requirements.

2 Consists of expenses

related to

contractors, social

security, post-employment

benefit plans,

and other
personnel expenses. Refer to “Note 7 Personnel expenses” in the “Consolidated financial statements”

section of this report for more information.

Tax
Income tax expenses

of USD 1,675m were

recognized for the

Group in 2024,

representing an effective

tax rate of

24.6%,
compared with USD 873m for 2023, which represented an effective tax rate of 3.1%. The income tax expenses for

2024
included a net Swiss tax expense of USD 968m and a

net non-Swiss tax expense of USD 707m.
The net Swiss

tax expense included

current tax expenses of

USD 672m in respect

of taxable profits

of UBS Switzerland AG
and other

Swiss entities

and deferred

tax expenses

of USD 361m

that primarily

related to

the amortization

of deferred
tax

assets

(DTAs)

previously

recognized

in

relation

to

deductible

temporary

differences,

partly

offset

by

a

benefit

of
USD 65m in respect of a net upward revaluation of DTAs.

The net

non-Swiss tax expense

included current tax

expenses of USD 831m

that mainly related

to US

corporate alternative
minimum tax

with an

equivalent deferred

tax benefit

for DTAs recognized

in respect

of tax

credits carried

forward and
USD 667m in

respect

of other

taxable profits

of non-Swiss

subsidiaries and

branches. These

current tax

expenses were
partly offset

by a

net non-Swiss deferred

tax benefit, which

reflected benefits of

USD 831m related to

the aforementioned
deferred

tax

benefit

and

USD 417m

in

respect

of

a

net

upward

revaluation

of

DTAs,

partly

offset

by

an

expense

of
USD 457m that primarily

related to the

amortization of

DTAs previously recognized

in relation

to tax

losses carried

forward
and deductible temporary differences.
The Group’s

effective tax

rate for

the year

would have

been 31.6%

without the

aforementioned deferred

tax benefits
from

DTA

revaluations.

This

is

higher

than

the

Group’s

structural

rate

of

23%

mainly

because

its

net

profit

includes
operating losses of

certain entities, mostly reflecting

expenses related to the

integration of the

legacy operations of Credit
Suisse into the UBS Group, which include

restructuring costs and other expenses resulting

from the ongoing integration
activities that did not result in any tax benefits, because they cannot be offset with profits of other entities in the Group, and did not result in any DTA recognition. We expect

that the 2025 full year effective tax rate

for the UBS Group will be
materially less than the structural rate of 23% due to projected reorganization-related tax benefits.

›
Refer to “Note 9 Income taxes”

in the “Consolidated financial statements”

section of this report for more information
›
Refer to the “Risk factors” section of this report for

more information
Total comprehensive income attributable to shareholders
In 2024, total comprehensive income attributable to shareholders was USD 3,388m, reflecting net profit of USD 5,085m and negative other comprehensive income (OCI),

net of tax, of USD 1,698m.
Foreign currency translation OCI was negative USD 1,754m, mainly due to the strengthening of the US

dollar against the
Swiss franc and the euro.
Defined benefit plan OCI,

net of tax, was

negative USD 261m. Total pre-tax

OCI related to the

Swiss pension plans

was
negative USD 184m,

reflecting

losses of

USD 4,017m from

a remeasurement

of the

defined benefit

obligation (DBO),
largely offset by an increase in the plan assets of USD 2,596m and a decrease in the effect of the asset ceiling under IFRS
Accounting Standards of USD 1,237m. The DBO remeasurement loss of USD 4,017m was mainly driven by losses due to changes

in

financial

assumptions

of

USD 2,723m

and

an

experience

loss

of

USD 1,269m,

reflecting

the

effects

of
differences between the previous actuarial assumptions

and what actually occurred.

Annual Report 2024 |
Financial and operating performance | Group

performance

71
Total pre-tax OCI related to our non-Swiss pension plans was negative

USD 123m, mostly driven by the Credit Suisse UK
plan following a buy-in insurance transaction to mitigate

inherent risks.
OCI related

to cost of

hedging was negative

USD 146m, mainly driven

by a

widening of the

US dollar /

euro cross-currency
basis that decreased the fair value of the cross-currency

swaps.
OCI related

to cash

flow hedges

was USD

481m, mainly reflecting

net losses

on hedging instruments

that were reclassified
from OCI to the income statement, partly

offset by net unrealized losses on US

dollar hedging derivatives resulting from
increases in the relevant US dollar long-term interest rates.
›
Refer to “Statement of comprehensive income” in the

“Consolidated financial statements” section of this

report for more
information
›
Refer to “Note 25 Hedge accounting”

in the “Consolidated financial statements”

section of this report for more information about
cash flow hedges of forecast transactions
›
Refer to “Note 26 Post-employment benefit plans”

in the “Consolidated financial statements” section

of this report for more
information about OCI related to defined benefit plans
Sensitivity to interest rate movements
As of 31 December 2024, it

is estimated that a parallel

shift in yield curves

by +100 basis points

could lead to a

combined
increase in annual net

interest income from

our banking book of

approximately USD 1.2bn

in the first year

after such a
shift. Of this

increase, approximately

USD 0.7bn, USD 0.3bn

and USD 0.1bn

would result

from changes

in Swiss

franc,
US dollar and euro interest rates, respectively.
A parallel

shift in

yield curves

by –100

basis points

could lead

to a

combined increase

in annual

net interest

income of
approximately USD 0.6bn.

Of this increase,

approximately USD 1.1bn

would result from

changes in Swiss

franc interest
rates, driven by both contractual and assumed flooring benefits under negative interest rates. US dollar and euro interest
rates would lead to an offsetting decrease

of USD 0.4bn and USD 0.1bn, respectively.
These estimates are based on a

hypothetical scenario of an immediate change

in interest rates, equal across all

currencies
and relative

to

implied

forward

rates

as of

31 December

2024 applied

to

our

banking

book.

These

estimates

further
assume no change

to balance

sheet size

and product

mix, stable

foreign exchange

rates, and

no specific management
action. These estimates do not represent

net interest income forecasts.
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
Cost / income ratio
The

cost

/

income

ratio

was

84.8%,

compared

with

95.0%,

and

on

an

underlying

basis the

cost

/

income

ratio

was
79.5%, compared with 87.2%. Both of these decreases were as a result of higher total revenues,

partly offset by higher
operating expenses.
Return on common equity tier 1 capital
The return on

common equity tier 1

(CET1) capital was

6.7%, compared with 41.8%,

reflecting a USD 22,281m decrease
in net profit attributable to

shareholders,

predominantly due to the

recognition of negative goodwill

in 2023, as well as
a USD 10.2bn increase in average CET1 capital. On an underlying basis, the return on CET1 capital was 8.7%, compared
with

4.2%.

This

increase

was

as

a

result

of

an

increase

in

net

profit

attributable

to

shareholders,

partly

offset

by

an
increase in average CET1 capital.
CET1 capital
CET1 capital decreased

by USD 6.6bn to USD 71.4bn

as of 31 December 2024,

mainly as operating profit

before tax of
USD 6.8bn was

more than

offset by

regular and

voluntary amortization

of the

remaining transitional

CET1 capital

PPA
adjustments

of

USD 4.3bn

(net

of

tax),

dividend

accruals

of

USD 2.8bn,

current

tax

expenses

of

USD 2.2bn,

foreign
currency

translation

losses

of

USD 1.8bn,

a

negative

effect

from

compensation-

and

own-share-related

capital
components of USD 1.4bn, and share repurchases

of USD 1.0bn under our 2024 share

repurchase program.

Annual Report 2024 |
Financial and operating performance | Group

performance

72
Risk-weighted assets
During 2024,

RWA

decreased

by USD 48.0bn

to USD 498.5bn,

driven by

a USD 32.9bn

decrease

resulting from

asset
size and other

movements, a

USD 14.6bn decrease

from currency

effects, and

a decrease

of USD 0.4bn resulting

from
model updates and methodology changes.
CET1 capital ratio
Our CET1

capital

ratio

remained

broadly

unchanged

at

14.3%,

as a

USD 48.0bn

decrease

in RWA

was

offset

by the
aforementioned decrease in CET1 capital.
Leverage ratio denominator
During 2024,

the leverage

ratio denominator

(LRD) decreased

by USD 175.9bn

to USD 1,519.5bn,

mainly due

to asset
size and other movements of USD 102.3bn, as well as currency effects of USD 73.6bn.
CET1 leverage ratio
Our CET1 leverage ratio increased to 4.7%

from 4.6%, due to the USD 175.9bn decrease in the

LRD, partly offset by the
aforementioned decrease in CET1 capital.

Personnel
The

number

of

internal

and

external

personnel

employed

was

approximately

128,983

(workforce

count)

as

of
31 December

2024,

a

net

decrease

of

9,479

compared

with

31 December

2023.

The

number

of

internal

personnel
employed

as

of

31 December

2024

was

108,648

(full-time

equivalents),

a

net

decrease

of

4,194

compared

with
31 December 2023. The number of external staff was approximately

20,335 (workforce count), a net decrease

of 5,284
compared with 31 December 2023.
Equity, CET1 capital and returns
As of or for the year ended
USD m, except where indicated 31.12.24 31.12.23
1
31.12.22
Net profit
Net profit attributable to shareholders

5,085

27,366

7,630
Equity

Equity attributable to shareholders

85,079

85,624

56,876
less: goodwill and intangible assets 6,887 7,515 6,267
Tangible equity attributable to shareholders 78,192 78,109 50,609 less: other CET1 deductions 6,825 107 5,152
CET1 capital 71,367 78,002 45,457
Return on equity
Return on equity (%) 6.0 36.9 13.3
Return on tangible equity (%) 6.5 40.8 14.9
Underlying return on tangible equity (%) 8.5 4.1 12.8
Return on CET1 capital (%) 6.7 41.8 17.0
Underlying return on CET1 capital (%) 8.7 4.2 14.6
1 Comparative-period information has been revised. Refer to “Note 2 Accounting for the acquisition of the Credit Suisse Group” in the “Consolidated financial statements” section of this report for more information
about the relevant adjustments.

Annual Report 2024 |
Financial and operating performance | Global

Wealth Management

73
Global Wealth Management
Global Wealth Management
1
As of or for the year ended % change from
USD m, except where indicated 31.12.24 31.12.23
2
31.12.23
Results
Net interest income 7,358 7,082 4
Recurring net fee income
3
12,625 10,988 15
Transaction-based income
3
4,503 3,623 24
Other income 31 (137)
Total revenues 24,516 21,556 14
Credit loss expense / (release) (16) 166
Operating expenses 20,608 17,945 15
Business division operating profit / (loss) before tax 3,924 3,445 14
Underlying results
Total revenues as reported 24,516 21,556 14
of which: PPA effects and other integration items
4
891 923 (3)
of which: PPA effects recognized in net interest income

910 873 4
of which: PPA effects and other integration items recognized in transaction-based income (19) 49 of which: loss related to an investment in an associate (21) (190) (89)
Total revenues (underlying)
3
23,646 20,823 14
Credit loss expense / (release) (16) 166
Operating expenses as reported 20,608 17,945 15
of which: integration-related expenses and PPA effects
3,5
1,807 1,018 77
Operating expenses (underlying)
3
18,802 16,927 11
of which: expenses for litigation, regulatory and similar matters 147 122 20
Business division operating profit / (loss) before tax as reported 3,924 3,445 14
Business division operating profit / (loss) before tax (underlying)
3
4,860 3,730 30
Performance measures and other information
Pre-tax profit growth (year-on-year, %)
3
13.9 (30.8)
Cost / income ratio (%) 3 84.1 83.2
Average attributed equity (USD bn)
6
33.3 29.3 14
Return on attributed equity (%) 3,6 11.8 11.8
Financial advisor compensation
7
5,292 4,548 16
Net new fee-generating assets (USD bn)
3
61.7
Fee-generating assets (USD bn)
3
1,816 1,661 9
Net new money (USD bn)
3
5.5 61.2
Net new assets (USD bn)
3
96.7 128.3
Invested assets (USD bn)
3
4,182 3,922 7
Loans, gross (USD bn)
8
300.5 322.1 (7)
Customer deposits (USD bn)
8
470.1 485.0 (3)
Impaired loan portfolio as a percentage of total loan portfolio, gross (%)
3,9
0.4 0.5
Advisors (full-time equivalents) 9,803 10,469 (6)
Underlying performance measures

Pre-tax profit growth (year-on-year, %)
3
30.3 (21.6)
Cost / income ratio (%)
3
79.5 81.3
Return on attributed equity (%)
3,6
14.6 12.7
1 Comparatives may differ due to adjustments following

organizational changes, restatements due to the

retrospective adoption of new accounting standards or

changes in accounting policies, and events after

the
reporting period.

2 Comparative figures

have been

restated for changes

in business division

perimeters, Group

Treasury allocations

and Non-core

and Legacy cost

allocations, as

well as changes

in the

equity
attribution framework. Refer to “Note 3 Segment reporting” in the “Consolidated financial statements” section and “Capital management” in the “Capital,

liquidity and funding, and balance sheet” section of this
report for more information.

3 Refer to “Alternative performance measures” in the appendix to this report for the definition

and calculation method.

4 Includes accretion of PPA adjustments on financial

instruments
and other PPA effects, as well as temporary and incremental items directly related to the integration.

5 Includes temporary, incremental operating expenses directly related to the integration, as well as amortization of newly recognized intangibles resulting from the acquisition of the Credit Suisse Group.

6 Refer to “Capital management” in the “Capital, liquidity and funding, and balance sheet” section of this report for more information about the equity attribution framework.

7 Relates to licensed professionals with the ability

to provide investment advice to clients in

the Americas. Consists of cash

compensation, determined using a
formulaic approach based on production, and deferred awards. Also includes expenses related to compensation commitments with financial advisors entered into at the time of recruitment that are subject to vesting requirements. Recruitment loans to

financial advisors were USD 1,683m as

of 31 December 2024.

8 Loans and Customer deposits in

this table include customer brokerage

receivables and payables,

respectively,
which are presented in separate reporting lines on the balance sheet.

9 Refer to the “Risk management and control” section of this report for more information about (credit-)impaired exposures. Excludes loans to financial advisors.

Annual Report 2024 |
Financial and operating performance | Global

Wealth Management

74
2024 compared with 2023
Results
Profit

before

tax increased

by USD 479m,

or 14%,

to USD 3,924m,

mainly due

to the

acquisition of

the Credit

Suisse
Group and also due

to higher total revenues, partly offset

by higher operating expenses. Underlying

profit before tax was
USD 4,860m, an increase of 30%, after excluding from operating expenses USD 1,807m of integration-related expenses and purchase price

allocation (PPA

)

effects, and also

excluding from total

revenues USD 891m of

PPA

effects and other
integration items and a loss of USD 21m related

to an investment in an associate.

Total revenues
Total

revenues increased by USD 2,960m, or

14%, to USD 24,516m, largely driven by the consolidation

of Credit Suisse
revenues

for the

full period,

as well

as higher

recurring

net fee

income and

transaction-based

income. Total

revenues
included a

USD 32m decrease

in PPA

effects and

other integration

items. It also

included a loss

of USD 21m

related to
an investment in an associate.

Excluding PPA

effects and other

integration items of USD 891m and

the aforementioned
loss, underlying total revenues were

USD 23,646m, an increase of 14%.
Net interest income

increased by USD 276m,

or 4%, to

USD 7,358m, largely attributable

to the consolidation

of Credit
Suisse

net

interest

income

for

the

full

period,

and

included

a

USD 37m

increase

in

accretion

of

PPA

adjustments

on
financial instruments and other PPA effects.

The remaining variance was largely driven by lower deposit revenues, mainly as a

result of

lower margins,

and included

the effects

of shifts to

lower-margin deposit

products. The

change was

also
due to

higher liquidity

and funding

costs, as

well as

lower loan

revenues, reflecting

lower average

volumes. Excluding
accretion and other effects of USD 910m, underlying net

interest income was USD 6,448m, an increase of 4%.
Recurring

net

fee

income

increased

by

USD 1,637m,

or

15%,

to

USD 12,625m,

mainly

driven

by

positive

market
performance and the consolidation of Credit Suisse recurring net fee income for the full period.
Transaction-based

income

increased

by

USD 880m,

or

24%,

to

USD 4,503m,

mainly

driven

by

higher

levels

of

client
activity, particularly

in the

Asia Pacific

and Americas

regions, and

the consolidation

of Credit

Suisse

transaction-based
income for

the full

period.

Transaction-based

income

included USD

29m of

accretion

of PPA

adjustments

on financial
instruments and other

PPA effects, compared

with USD 49m in

2023. 2024 also

included negative USD 48m

of temporary
and incremental items directly related to the integration of Credit Suisse. Excluding negative USD 19m resulting from the
aforementioned accretion and other effects and temporary

and incremental items, underlying transaction-based income
was USD 4,521m, an increase of 27%.

Other

income

was

positive

USD 31m,

compared

with

negative

USD 137m.

Other

income

in

2024

included

a

loss

of
USD 21m related

to an

investment in

an associate,

compared with

a loss

of USD 190m

related to

an investment

in an
associate recognized in 2023. Excluding the aforementioned loss,

underlying other income was positive USD 52m.
Credit loss expense / release
Net credit

loss releases

were

USD 16m,

compared

with

net credit

loss expenses

of

USD 166m

in 2023.

Prior-year

net
credit loss expenses

were largely

driven by the

initial recognition of

expected credit

loss allowances and

provisions with
respect to Credit-Suisse-related

positions.
Operating expenses
Operating

expenses

increased

by

USD 2,663m,

or

15%,

to

USD 20,608m,

and

included

a

USD 785m

increase

in
integration-related expenses. The

remaining variance was due to

the consolidation of Credit Suisse

expenses for the full
period and

higher personnel

expenses, primarily

reflecting

an increase

in financial

advisor compensation

as a

result

of
higher compensable revenues.

This was offset by 2023 including a charge of USD 60m for the special assessment by the
US

Federal

Deposit

Insurance

Corporation

(the

FDIC).

Excluding

integration-related

expenses

and

PPA

effects

of
USD 1,807m, underlying operating expenses were

USD 18,802m, an increase of 11%.
Cost / income ratio
The cost / income ratio increased

to 84.1% from 83.2%, as

the relative increase

in operating expenses was higher

than
the relative increase in

total revenues. The underlying cost

/ income ratio

decreased to 79.5% from 81.3%,

as an increase
in underlying total revenues more than

offset an increase in underlying operating

expenses.
Invested assets
Invested assets increased by USD 260bn to USD 4,182bn, mainly driven by positive market performance of

USD 291.9bn
and net new

asset inflows of

USD 96.7bn, partly

offset by

negative foreign

currency effects

of USD 77.0bn and

by the
reclassification of USD 49.0bn of certain Credit

Suisse client assets from invested assets to custody-only

assets.

Annual Report 2024 |
Financial and operating performance | Global

Wealth Management

75
Loans
Loans decreased by USD 21.6bn to USD 300.5bn, driven by negative net new loans of USD 11.8bn and negative foreign currency effects.
›
Refer to the “Risk management and control” section of this

report for more information
Customer deposits
Customer deposits decreased by USD 14.9bn to USD 470.1bn,

mainly driven by negative foreign currency

effects, partly
offset by net new deposit inflows of USD 0.9bn.
Regional breakdown of performance measures
As of or for the year ended 31.12.24
USD bn, except where indicated Americas
1
Asia Pacific EMEA Switzerland Global
2
Global Wealth
Management
Total revenues (USD m)

11,263

3,612

4,677

4,083

882

24,516
Operating profit / (loss) before tax (USD m)

1,044

1,182

1,234

1,442

(978)

3,924
Operating profit / (loss) before tax (underlying) (USD m)
3

1,044

1,182

1,234

1,442

(41)

4,860
Cost / income ratio (%)
3

90.5

67.5

74.0

65.2

84.1
Cost / income ratio (underlying) (%)
3

90.5

67.5

74.0

65.2

79.5
Loans, gross

97.6
4

41.5

57.4

102.9

1.0

300.5
Net new loans

0.4

(2.5)

(4.6)

(4.9)

(0.2)

(11.8)
Net new fee-generating assets
3

50.7

12.0

(2.7)

2.2

(0.4)

61.7
Fee-generating assets
3

1,062

172

364

217

1

1,816
Net new money
3

(6.6)

2.9

(9.6)

21.0

(2.2)

5.5
Net new assets
3

41.7

20.7

3.0

33.5

(2.1)

96.7
Net new assets growth rate (%)
3

2.2

3.2

0.5

4.6

2.5
Invested assets
3

2,109

665

655

749

5

4,182
Advisors (full-time equivalents)

5,968

924

1,520

1,311

79

9,803
1 Including the following business units: United States

and Canada; and Latin America.

2 Includes minor functions, which are

not included in the four regions individually presented

in this table, and also includes
impacts from accretion of PPA

adjustments on financial instruments

and other PPA

effects and integration-related

expenses.

3 Refer to “Alternative

performance measures” in the

appendix to this report

for the
definition and calculation method.

4 Loans include customer brokerage receivables,

which are presented in a separate reporting line on the balance sheet.
Regional comments: 2024 compared with 2023
Americas
Profit before

tax increased

by USD 12m to

USD 1,044m and

included an increase

in provisions for

litigation, regulatory
and similar

matters. In

addition, 2023

included the

aforementioned

charge of

USD 60m for

the special

assessment by
the FDIC.

Total

revenues

increased

by USD 892m,

or 9%,

to USD 11,263m

,

mainly driven

by higher

recurring

net fee
income, higher transaction-based income and the

consolidation of Credit Suisse revenues for the full

period, partly offset
by

lower

net

interest

income.

The

cost / income

ratio

increased

to

90.5%

from

89.9%.

Loans

were

broadly

stable
compared with 2023, at USD 97.6bn. Net new

asset inflows were USD 41.7bn.
Asia Pacific
Profit

before

tax

increased

by

USD 591m

to

USD 1,182m.

Total

revenues

increased

by

USD 659m,

or

22%,

to
USD 3,612m, mainly driven by

the consolidation of Credit Suisse

revenues for the full period.

The remaining variance was
due to

increases

in transaction

-based

income

and recurring

net

fee

income,

offset

by lower

net

interest

income.

The
cost / income ratio decreased to

67.5% from 79.5%.

Loans decreased 10% compared with

2023, to USD 41.5bn,

mainly
driven by negative net new loans and negative foreign

currency effects. Net new asset inflows were

USD 20.7bn.
EMEA
Profit before tax

increased by

USD 157m to

USD 1,234m. Total revenues increased by

USD 337m, or

8%, to

USD 4,677m,
mainly driven by the consolidation of Credit Suisse revenues for the full period. The remaining variance was due to lower
net interest income and lower recurring net fee income. The cost / income ratio decreased to 74.0% from 74.8%. Loans decreased 8%

compared with

2023, to

USD 57.4bn, mainly

driven by

USD 4.6bn of

negative net

new loans.

Net new
asset inflows were USD 3.0bn.
Switzerland
Profit

before

tax

increased

by

USD 329m

to

USD 1,442m.

Total

revenues

increased

by

USD 944m,

or

30%,

to
USD 4,083m, mostly driven by

the consolidation of Credit Suisse

revenues for the full period.

The remaining variance was
due to higher recurring

net fee income and

higher transaction-based income. The cost / income ratio

increased to 65.2%
from 63.9%. Loans

decreased 11% compared

with 2023, to

USD 102.9bn, mainly

reflecting negative

foreign currency
effects and USD 4.9bn of negative net new

loans. Net new asset inflows were USD 33.5bn.
Global
Operating

loss

before

tax

was

USD 978m,

mainly

including

USD 1,807m

of

the

aforementioned

integration-related
expenses and PPA

effects in

operating expenses,

partly offset

by the aforementioned

USD 891m related

to PPA

effects
and other integration items and a loss of USD 21m related

to an investment in an associate in total revenues.

Annual Report 2024 |
Financial and operating performance | Personal

& Corporate Banking

76
Personal & Corporate Banking
Personal & Corporate Banking – in Swiss francs
1
As of or for the year ended % change from
CHF m, except where indicated 31.12.24 31.12.23
2
31.12.23
Results
Net interest income 4,987 4,350 15
Recurring net fee income
3
1,425 1,137 25
Transaction-based income
3
1,821 1,591 14
Other income 7 (198)
Total revenues 8,241 6,880 20
Credit loss expense / (release) 357 433 (18)
Operating expenses 5,070 3,919 29
Business division operating profit / (loss) before tax 2,814 2,528 11
Underlying results
Total revenues as reported 8,241 6,880 20
of which: PPA effects and other integration items
4
915 692 32
of which: PPA effects recognized in net interest income

841 609 38
of which: PPA effects and other integration items recognized in transaction-based income 74 83 (11)
of which: loss related to an investment in an associate (54) (267) (80)
Total revenues (underlying)
3
7,379 6,455 14
Credit loss expense / (release) 357 433 (18)
Operating expenses as reported 5,070 3,919 29
of which: integration-related expenses and PPA effects
3,5
662 350 89
of which: items related to the Swisscard transactions
6
37
Operating expenses (underlying)
3
4,371 3,569 22
of which: expenses for litigation, regulatory and similar matters 1 (8)
Business division operating profit / (loss) before tax as reported 2,814 2,528 11
Business division operating profit / (loss) before tax (underlying)
3
2,651 2,453 8
Performance measures and other information
Pre-tax profit growth (year-on-year, %) 3 11.3 46.4
Cost / income ratio (%)
3
61.5 57.0
Average attributed equity (CHF bn)
7
19.0 15.1 26
Return on attributed equity (%)
3,7
14.8 16.7
Net interest margin (bps)
3
201 204
Loans, gross (CHF bn) 242.3 251.8 (4)
Customer deposits (CHF bn) 254.1 257.8 (1)
Impaired loan portfolio as a percentage of total loan portfolio, gross (%)
3,8
1.3 1.0
Underlying performance measures
Pre-tax profit growth (year-on-year, %)
3
8.1 42.1
Cost / income ratio (%)
3
59.2 55.3
Return on attributed equity (%) 3,7 13.9 16.3
1 Comparatives may differ due to adjustments

following organizational changes, restatements

due to the retrospective adoption of

new accounting standards or changes in

accounting policies, and events

after the
reporting period.

2
Comparative figures

have been

restated for

changes in

business division

perimeters, Group

Treasury

allocations and

Non-core and

Legacy cost

allocations, as

well as

changes in

the equity
attribution framework. Refer to “Note 3 Segment

reporting” in the “Consolidated financial statements”

section and “Capital management” in the “Capital,

liquidity and funding, and balance sheet” section

of this
report for more information.

3
Refer to “Alternative performance measures” in the appendix to this report for the definition and calculation method.

4
Includes accretion of PPA adjustments on financial instruments and other PPA effects, as well as temporary and incremental items directly related to the integration.

5
Includes temporary, incremental operating expenses directly related to the integration, as well as amortization of newly recognized

intangibles resulting from

the acquisition of

the Credit Suisse

Group.

6

R
epresents the termination fee

paid to American

Express related to

the expected sale

in 2025 of

our 50% holding

in
Swisscard.

7
Refer to “Capital management”

in the “Capital, liquidity

and funding, and balance

sheet” section of this

report for more information

about the equity attribution

framework.

8
Refer to the “Risk
management and control” section of this report for more information about (credit-)impaired exposures.

Annual Report 2024 |
Financial and operating performance | Personal

& Corporate Banking

77
2024 compared with 2023
Results
Profit

before

tax increased

by CHF 286m,

or 11%,

to CHF

2,814m, mainly

due to

the acquisition

of the

Credit

Suisse
Group. Underlying profit before tax was CHF 2,651m, an increase of 8%, after excluding from total revenues CHF 915m
of purchase price allocation (PPA

)

effects and other integration items and

a loss of CHF 54m related to an

investment in
an associate, and also

excluding from operating expenses integration-related expenses and

PPA effects of CHF 662m and
a CHF 37m expense related to the Swisscard

transactions.
Total revenues
Total

revenues

increased

by

CHF 1,361m,

or

20%,

to

CHF 8,241m,

mainly

due

to

the

consolidation

of

Credit

Suisse
revenues

for the

full period,

and included

a CHF 223m

increase

in PPA

effects

and other

integration items.

2024 also
included a loss

of CHF 54m related

to an investment

in an associate.

Excluding PPA

effects and

other integration items
of CHF 915m and the aforementioned loss, underlying

total revenues were CHF 7,379m,

an increase of 14%.
Net interest income

increased by

CHF 637m, or

15%, to CHF 4,987m,

largely as a

result of the

consolidation of

Credit
Suisse

net

interest

income

for

the

full period,

and

included

a

CHF 232m

increase

in

accretion

of PPA

adjustments

on
financial instruments

and other

PPA effects.

This was partly

offset by

lower deposit revenues

,

including the

effect from
shifts

to

lower-margin

deposit

products,

and

higher

liquidity

and

funding

costs.

Excluding

PPA

effects

of

CHF 841m,
underlying net interest income was CHF 4,146m, an increase

of 11%.
Recurring net

fee income

increased by

CHF 288m, or

25%, to

CHF 1,425m, mainly

due to

the consolidation

of Credit
Suisse recurring net

fee income for

the full period,

as well as an

increase in revenues

due to higher

investment product
levels, reflecting positive market performance

and net new inflows.

Transaction-based income

increased by

CHF 230m, or

14%, to

CHF 1,821m, largely

as a

result of

the consolidation

of
Credit Suisse transaction-based income

for the full

period.

Excluding PPA effects and

other integration items of

CHF 74m,
underlying transaction-based income was CHF 1,747m,

an increase of 16%.
Other

income

was

positive

CHF 7m,

compared

with

negative

CHF 198m.

Other

income

in

2024

included

a

loss

of
CHF 54m related to an investment in

an associate,

compared with a loss of CHF 267m recognized

in 2023. Excluding the
aforementioned loss, underlying other income was CHF 61m, a

decrease of 12%.
Credit loss expense / release
Net credit loss expenses were CHF 357m and reflect

ed net expenses on credit-impaired positions, primarily

in the legacy
Credit Suisse corporate loan book, partly offset by net credit loss releases related to performing positions. Net credit loss
expenses in

2023 were

CHF 433m and

were largely

driven by

the initial

recognition of

expected credit

loss allowances
and provisions with respect to Credit

-Suisse-related positions.
Operating expenses
Operating expenses increased by CHF 1,151m, or 29%, to CHF 5,070m, largely due to the consolidation of Credit Suisse
expenses for the full period,

and included a CHF 273m increase in integration-related

expenses and a CHF 37m expense
related to

the Swisscard

transactions in

2024. Excluding

integration-related expenses

and PPA

effects of

CHF 662m, as
well as the aforementioned expense

of CHF 37m, underlying operating

expenses were CHF 4,371m, an increase of

22%.
Cost / income ratio
The cost / income ratio increased to 61.5% from 57.0%, with

an increase on an underlying basis to

59.2% from 55.3%,
as the

relative

increases

in operating

expenses

and underlying

operating

expenses,

respectively,

were

higher than

the
relative increases in total revenues

and underlying total revenues, respectively

.

Annual Report 2024 |
Financial and operating performance | Personal

& Corporate Banking

78
Personal & Corporate Banking – in US dollars
1
As of or for the year ended % change from
USD m, except where indicated 31.12.24 31.12.23
2
31.12.23
Results
Net interest income 5,650 4,878 16
Recurring net fee income
3
1,614 1,272 27
Transaction-based income
3
2,061 1,779 16
Other income 10 (241)
Total revenues 9,334 7,687 21
Credit loss expense / (release) 404 482 (16)
Operating expenses 5,741 4,394 31
Business division operating profit / (loss) before tax 3,189 2,811 13
Underlying results
Total revenues as reported 9,334 7,687 21
of which: PPA effects and other integration items
4
1,038 783 33
of which: PPA effects recognized in net interest income

954 688 39
of which: PPA effects and other integration items recognized in transaction-based income 84 94 (11)
of which: loss related to an investment in an associate (59) (317) (81)
Total revenues (underlying)
3
8,355 7,222 16
Credit loss expense / (release) 404 482 (16)
Operating expenses as reported 5,741 4,394 31
of which: integration-related expenses and PPA effects
3,5
749 398 88
of which: items related to the Swisscard transactions
6
41
Operating expenses (underlying)
3
4,951 3,996 24
of which: expenses for litigation, regulatory and similar matters 1 (9)
Business division operating profit / (loss) before tax as reported 3,189 2,811 13
Business division operating profit / (loss) before tax (underlying)
3
3,000 2,744 9
Performance measures and other information
Pre-tax profit growth (year-on-year, %)
3
13.4 55.2
Cost / income ratio (%)
3
61.5 57.2
Average attributed equity (USD bn) 7 21.6 16.8 28
Return on attributed equity (%)
3,7
14.8 16.7
Net interest margin (bps)
3
200 206
Loans, gross (USD bn) 266.9 299.2 (11)
Customer deposits (USD bn) 279.9 306.2 (9)
Impaired loan portfolio as a percentage of total loan portfolio, gross (%)
3,8
1.3 1.0
Underlying performance measures
Pre-tax profit growth (year-on-year, %)
3
9.3 51.5
Cost / income ratio (%)
3
59.3 55.3
Return on attributed equity (%)
3,7
13.9 16.3
1 Comparatives may differ due to adjustments

following organizational changes, restatements due

to the retrospective adoption of new

accounting standards or changes in accounting policies,

and events after the
reporting period.

2 Comparative figures

have been

restated for changes

in business

division perimeters,

Group Treasury

allocations and

Non-core and

Legacy cost allocations,

as well

as changes in

the equity
attribution framework. Refer to “Note 3 Segment

reporting” in the “Consolidated financial statements” section and “Capital management” in the “Capital, liquidity and

funding, and balance sheet” section of this
report for more information.

3 Refer to “Alternative performance measures” in the appendix to this report for the definition

and calculation method.

4 Includes accretion of PPA adjustments on financial instruments and other PPA effects, as well as temporary and incremental items directly related to the integration.

5 Includes temporary, incremental operating expenses directly related to the integration, as well as amortization of newly recognized intangibles

resulting from the

acquisition of the Credit

Suisse Group.

6 Represents the termination

fee paid to American

Express related to the

expected sale in 2025

of our 50% holding

in
Swisscard.

7 Refer to “Capital management”

in the “Capital, liquidity

and funding, and balance sheet”

section of this report for

more information about the

equity attribution framework.

8 Refer to the “Risk
management and control” section of this report for more information about (credit-)impaired exposures.

Annual Report 2024 |
Financial and operating performance | Asset

Management

79
Asset Management
Asset Management
1
As of or for the year ended % change from
USD m, except where indicated 31.12.24 31.12.23
2
31.12.23
Results
Net management fees
3
2,921 2,554 14
Performance fees 149 104 43
Net gain from disposals 113 27 316
Total revenues 3,182 2,686 18
Credit loss expense / (release) (1) 0
Operating expenses 2,663 2,353 13
Business division operating profit / (loss) before tax 520 332 56
Underlying results
Total revenues as reported 3,182 2,686 18
Total revenues (underlying)
4
3,182 2,686 18
Credit loss expense / (release) (1) 0
Operating expenses as reported 2,663 2,353 13
of which: integration-related expenses
4
351 205 72
Operating expenses (underlying)
4
2,312 2,149 8
of which: expenses for litigation, regulatory and similar matters 7 8 (18)
Business division operating profit / (loss) before tax as reported 520 332 56
Business division operating profit / (loss) before tax (underlying)
4
871 537 62
Performance measures and other information
Pre-tax profit growth (year-on-year, %)
4
56.3 (76.2)
Cost / income ratio (%)
4
83.7 87.6
Average attributed equity (USD bn)
5
2.7 2.3 15
Return on attributed equity (%)
4,5
19.2 14.1
Gross margin on invested assets (bps)
4
18 19
Underlying performance measures

Pre-tax profit growth (year-on-year, %)
4
62.2 (2.4)
Cost / income ratio (%)
4
72.7 80.0
Return on attributed equity (%)
4,5
32.1 22.8
Information by business line / asset

class
Net new money (USD bn)
4
Equities 20.7 (4.0)
Fixed Income 18.0 17.8
of which: money market 18.5 22.3
Multi-asset & Solutions (1.5) 2.2
Hedge Fund Businesses (3.5) (4.2)
Real Estate & Private Markets 0.1 2.7
Total net new money excluding associates 33.8 14.6
of which: net new money excluding money market 15.4 (7.7)
Associates
6
10.8 1.1
Total net new money 44.6 15.7
Invested assets (USD bn)
4
Equities 755 644 17
Fixed Income 464 445 4
of which: money market 157 134 18
Multi-asset & Solutions 268 274 (2)
Hedge Fund Businesses 58 57 3
Real Estate & Private Markets 143 156 (8)
Total invested assets excluding associates 1,689 1,577 7
of which: passive strategies 807 715 13
Associates
6
84 72 16
Total invested assets 1,773 1,649 7

Annual Report 2024 |
Financial and operating performance | Asset

Management

80
Asset Management (continued)
1
As of or for the year ended % change from
USD m, except where indicated 31.12.24 31.12.23
2
31.12.23
Information by region
Invested assets (USD bn)
4
Americas 443 402 10
Asia Pacific
7
224 211 6
EMEA (excluding Switzerland) 435 354 23
Switzerland 670 682 (2)
Total invested assets 1,773 1,649 7
Information by channel
Invested assets (USD bn)
4
Third-party institutional 1,008 939 7
Third-party wholesale 169 177 (4)
UBS’s wealth management businesses 512 461 11
Associates
6
84 72 16
Total invested assets 1,773 1,649 7
1 Comparatives may differ due to adjustments

following organizational changes, restatements

due to the retrospective adoption of

new accounting standards or changes in

accounting policies, and events

after the
reporting period.

2 Comparative figures

have been

restated for changes

in business

division perimeters,

Group Treasury

allocations and

Non-core and

Legacy cost allocations,

as well

as changes

in the

equity
attribution framework. Refer to “Note 3 Segment

reporting” in the “Consolidated financial statements”

section and “Capital management” in the “Capital,

liquidity and funding, and balance sheet” section

of this
report for more information.

3 Net management fees include transaction fees,

fund administration revenues (including net interest and

trading income from lending activities and foreign-exchange hedging as part
of the fund services offering),

distribution fees, incremental

fund-related expenses, gains

or losses from seed

money and co-investments, funding

costs, the negative

pass-through impact of third-party

performance
fees, and other items that are not Asset

Management’s performance fees.

4 Refer to “Alternative performance measures” in the appendix to this report for the definition and calculation method.

5 Refer to “Capital
management” in the

“Capital, liquidity and

funding, and balance

sheet” section of

this report for

more information about

the equity attribution

framework.

6 The invested assets

and net new

money amounts
reported for associates are prepared in accordance with their local regulatory requirements and practices.

7 Includes invested assets from associates.
2024 compared with 2023
Results
Profit before

tax increased by

USD 188m, or 56%,

to USD 520m, mainly

due to higher

net gains from

the sale of

non-
strategic

businesses

and

the

acquisition

of

the

Credit

Suisse

Group.

Underlying

profit

before

tax

was

USD 871m,

an
increase of 62%, after excluding integration-related

expenses of USD 351m.
Total revenues
Total

revenues increased

by USD 496m, or

18%, to USD 3,182m,

primarily reflecting

the consolidation of

Credit Suisse
revenues

for the

full period.

Total

revenues

in 2024

included USD 113m

of net

gains from

the aforementioned

sales,
compared with net gains on sales of USD 27m in

2023.
Net

management

fees

increased

by

USD 367m,

or

14%,

to

USD 2,921m,

largely

attributable

to

the

consolidation

of
Credit Suisse

net management

fees for

the full

period, positive

market performance

and foreign

currency effects,

and
the revaluation

of a

real estate

fund co-investment,

partly offset

by continued

margin compression

and the

impact of
exits from non-strategic businesses. In

addition, 2023 included negative pass-through fees,

with the corresponding offset
in performance fees.
Performance fees increased by USD 45m, or 43%, to USD

149m, mostly due to increases in Hedge Fund Businesses

and
Fixed Income,

as well

as the

consolidation

of Credit

Suisse performance

fees for

the full

period. These

increases were
partly offset by lower performance fees due to 2023 including both the aforementioned pass-through fees and the final
distribution of fees from a legacy fund.
Operating expenses
Operating expenses increased

by USD 310m,

or 13%,

to USD 2,663m, mainly

reflecting the consolidation

of Credit Suisse
expenses for the full period. Operating expenses included integration-related expenses of USD 351m, which represented a USD 146m

increase

compared

with the

USD 205m of

integration-related

expenses

recorded

in 2023.

Excluding the
aforementioned integration-related

expenses, underlying operating expenses were

USD 2,312m, an increase of 8%.

Annual Report 2024 |
Financial and operating performance | Asset

Management

81
Cost / income ratio
The cost / income ratio decreased to 83.7% from 87.6%, with a decrease on an underlying basis to 72.7%

from 80.0%,
as an

increase

in total

revenues

more than

offset

increases

in operating

expenses and

underlying operating

expenses,
respectively.

Invested assets
Invested assets increased by USD 124bn to USD 1,773bn, reflecting positive market performance of USD 157bn, positive net new money of USD 45bn,

partly offset by adverse foreign currency effects of USD 68bn. There was also a USD 10bn
decrease in

invested assets related

to the impact

of exits from

non-strategic businesses.

Excluding money

market flows
and associates, net new money was USD 15bn.
Investment performance
As of

year-end 2024,

Morningstar assigned

a four-

or five-star

rating to

65% of

our traditional

retail and

institutional
funds assets under management

(AuM) (both actively

managed and passive),

on an AuM-weighted

basis. Furthermore,
57% of our

actively managed traditional

open-ended retail and

institutional funds AuM

are ranked, on

an AuM-weighted
basis over a three-year investment period, above their respective peer median.
Investment performance as of 31 December 2024
In %
Total traditional
investments Equities Fixed Income Multi-asset
Percentage of UBS Asset Management fund assets rated as 4- or 5-star
1,2
65 76 51 42
Percentage of UBS Asset Management fund assets above peer median over a 3-year investment period
1,3
57 69 70 22
1 Morningstar® Essentials Quantitative Star Rating & Rankings; © Morningstar 2025, extract date 13 January 2025. All rights reserved. The information contained herein: (1) is proprietary to Morningstar and / or its content providers; (2) may

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

Management’s retail and institutional funds (both

actively managed and passive) across all domiciles for

which Asset Management
owns the investment performance, i.e. Asset Management is either the sole portfolio manager or co-portfolio manager. Universe is approximately 35% of all active and passive traditional assets of Asset Management
(Equities, Fixed Income excluding money market, and

Multi-asset) as of 31 December 2024.

3 Percentage of AuM above

peer median over a three-year

investment period. AuM reflect the

AuM of Asset Management’s
actively managed open-ended

retail and institutional

funds across all

domiciles for which

Asset Management owns

the investment performance,

i.e. Asset

Management is either

the sole portfolio

manager or co-
portfolio manager. Universe is approximately 28% of all active traditional assets of Asset Management (Equities, Fixed Income excluding money market,

and Multi-asset) as of 31 December 2024.

Annual Report 2024 |
Financial and operating performance | Investment

Bank

82
Investment Bank
Investment Bank
1
As of or for the year ended % change from
USD m, except where indicated 31.12.24 31.12.23 2 31.12.23
Results
Advisory 907 751 21
Capital Markets 2,547 1,668 53
Global Banking 3,454 2,418 43
Execution Services
3
1,719 1,354 27
Derivatives & Solutions
3
3,478 2,951 18
Financing 2,297 1,980 16
Global Markets 7,494 6,285 19
of which: Equities 5,588 4,550 23
of which: Foreign Exchange, Rates and Credit

1,906 1,735 10
Total revenues 10,948 8,703 26
Credit loss expense / (release) 97 190 (49)
Operating expenses 8,934 8,585 4
Business division operating profit / (loss) before tax 1,917 (72)
Underlying results
Total revenues as reported 10,948 8,703 26
of which: PPA effects
4
989 583 70
of which: PPA effects recognized in Global Banking revenue line 972 580 67
Total revenues (underlying)
5
9,958 8,120 23
Credit loss expense / (release) 97 190 (49)
Operating expenses as reported 8,934 8,585 4
of which: integration-related expenses
5
717 697 3
Operating expenses (underlying)
5
8,217 7,889 4
of which: expenses for litigation, regulatory and similar matters 9 78 (89)
Business division operating profit / (loss) before tax as reported 1,917 (72)
Business division operating profit / (loss) before tax (underlying)
5
1,644 42
Performance measures and other information
Pre-tax profit growth (year-on-year, %)
5
n.m. n.m.
Cost / income ratio (%)
5
81.6 98.6
Average attributed equity (USD bn)
6
17.1 15.9 7
Return on attributed equity (%)
5,6
11.2 (0.5)
Underlying performance measures

Pre-tax profit growth (year-on-year, %)
5
n.m. (97.9)
Cost / income ratio (%)
5
82.5 97.1
Return on attributed equity (%)
5,6
9.6 0.3
1 Comparatives may differ due to adjustments

following organizational changes, restatements

due to the retrospective adoption of

new accounting standards or changes in

accounting policies, and events

after the
reporting period.

2
Comparative figures

have been

restated for

changes in

business division

perimeters, Group

Treasury

allocations and

Non-core and

Legacy cost

allocations, as

well as

changes in

the equity
attribution framework. Refer to “Note 3 Segment

reporting” in the “Consolidated financial statements”

section and “Capital management” in the “Capital,

liquidity and funding, and balance sheet” section

of this
report for more information.

3
Comparative figures for the year ended 31
December 2023 have been restated as a result of the

shift of the foreign exchange products that are traded

over electronic platforms from
Execution Services to Derivatives & Solutions.

The restatement had no effect on

total Global Markets revenues.

4
Includes accretion of PPA adjustments

on financial instruments and other PPA

effects.

5
Refer to
“Alternative performance measures” in the appendix

to this report for the definition and calculation method.

6
Refer to “Capital management” in the “Capital, liquidity and funding, and balance sheet” section of
this report for more information about the equity attribution framework.

Annual Report 2024 |
Financial and operating performance | Investment

Bank

83
2024 compared with 2023
Results
Profit before

tax was

USD 1,917m, compared

with a

loss before

tax of

USD 72m, mainly due

to higher total

revenues,
partly offset by higher operating

expenses. Underlying profit

before tax was USD 1,644m, after

excluding USD 989m of
purchase price allocation (PPA

)

effects and USD 717m of integration-related

expenses.
Total revenues
Total

revenues increased by USD 2,245m,

or 26%, to USD 10,948m, with higher revenues

for both Global Markets and
Global Banking,

and

included a

USD 406m

increase

in PPA

effects.

Excluding these

effects,

underlying total

revenues
were USD 9,958m, an increase of 23%.
Global Banking
Global

Banking

revenues

increased

by

USD 1,036m,

or

43%,

to

USD 3,454m,

and

included

a

USD 392m

increase

in
accretion of PPA adjustments on financial instruments and other PPA effects. Excluding such accretion and other effects,
underlying Global Banking revenues were

USD 2,482m, an increase of 35%.
Advisory

revenues

increased

by

USD 156m,

or

21%,

to

USD 907m,

mainly

due

to

higher

merger

and

acquisition
transaction revenues.
Capital

Markets

revenues

increased

by

USD 879m,

or

53%,

to

USD 2,547m,

and

included

a

USD 392m

increase

in
accretion of PPA adjustments on financial instruments and other PPA effects.

Excluding such accretion and other effects,
underlying

Capital

Markets

revenues

increased

by

USD 487m,

or

45%,

with

increases

across

all

products,

led

by
Leveraged Capital Markets.
Global Markets
Global Markets

revenues increased

by USD 1,209m, or

19%, to USD 7,494m,

driven by higher

Derivatives & Solutions,
Execution Services and Financing revenues.
Execution Services revenues increased

by USD 365m, or

27%, to USD 1,719m,

mainly driven by

increases in Cash

Equities
across all regions.
Derivatives

&

Solutions

revenues

increased

by

USD 527m,

or

18%,

to

USD 3,478m,

with

increases

largely

in

Equity
Derivatives and Foreign Exchange.
Financing

revenues

increased

by

USD 317m,

or

16%,

to

USD 2,297m,

mainly

from

Capital

Markets

Financing,

and
included a USD 67m gain from the sale of our

investment in an associate.
Equities
Global Markets Equities revenues increased by USD 1,038m, or 23%, to

USD 5,588m, mainly driven by increases in Cash
Equities, Equity Derivatives and Financing, as well as by the aforementioned gain from sale.
Foreign Exchange, Rates and Credit
Global Markets Foreign

Exchange, Rates and Credit

revenues increased by

USD 171m, or 10%, to

USD 1,906m,

mainly
driven by increases in Foreign Exchange.
Credit loss expense / release
Net credit loss expenses were USD 97m, reflecting

net credit loss expenses on performing and credit

-impaired positions,
including the impact of model

updates. This compared with net credit loss expenses

of USD 190m in 2023, largely driven
by the initial recognition of

expected credit loss allowances and provisions with respect to

Credit-Suisse-related positions.
Operating expenses
Operating expenses

increased by

USD 349m, or

4%, to USD 8,934m,

and included

a USD 20m increase

in integration-
related expenses. Excluding integration-related

expenses, underlying operating expenses were

USD 8,217m, an increase
of 4%, mainly due to higher variable compensation and

higher technology expenses.
Return on attributed equity
Return on

attributed

equity

was

11.2%, compared

with

negative

0.5% in

2023.

The

underlying return

on attributed
equity was 9.6%, compared with 0.3% in 2023.
Cost / income ratio
The cost / income ratio decreased to 81.6% from 98.6%, with a decrease on an underlying basis to 82.5%

from 97.1%,
as increases

in total

revenues and underlying

total revenues,

respectively, more than offset increases

in operating

expenses
and underlying operating expenses.

Annual Report 2024 |
Financial and operating performance | Non-core

and Legacy

84
Non-core and Legacy
Non-core and Legacy
1
As of or for the year ended % change from
USD m, except where indicated 31.12.24 31.12.23
2
31.12.23
Results
Total revenues 1,605 697 130
Credit loss expense / (release) 69 193 (64)
Operating expenses 3,512 5,091 (31)
Operating profit / (loss) before tax (1,976) (4,587) (57)
Underlying results
Total revenues as reported 1,605 697 130
Total revenues (underlying)
3
1,605 697 130
Credit loss expense / (release) 69 193 (64)
Operating expenses as reported 3,512 5,091 (31)
of which: integration-related expenses
3
1,154 1,775 (35)
Operating expenses (underlying)
3
2,359 3,316 (29)
of which: expenses for litigation, regulatory and similar matters (300) 637
Operating profit / (loss) before tax as reported (1,976) (4,587) (57)
Operating profit / (loss) before tax (underlying)
3
(822) (2,812) (71)
Performance measures and other information
Average attributed equity (USD bn)
4
9.5 6.0 59
Risk-weighted assets (USD bn) 41.4 74.0 (44)
Leverage ratio denominator (USD bn) 53.5 168.5 (68)
1 Comparatives may differ due to adjustments

following organizational changes, restatements

due to the retrospective adoption of

new accounting standards or changes

in accounting policies, and events

after the
reporting period.

2 Comparative figures

have been

restated for changes

in business

division perimeters,

Group Treasury

allocations and

Non-core and

Legacy cost allocations,

as well

as changes

in the

equity
attribution framework. Refer to “Note 3 Segment

reporting” in the “Consolidated financial statements”

section and “Capital management” in the “Capital,

liquidity and funding, and balance sheet” section

of this
report for more information.

3 Refer to “Alternative

performance measures” in the appendix

to this report for the

definition and calculation method.

4 Refer to “Capital management”

in the “Capital, liquidity
and funding, and balance sheet” section of this report for more information about the equity attribution framework.

Composition of Non-core and Legacy
RWA Total assets LRD
USD bn 31.12.24 31.12.23 31.12.24 31.12.23
1
31.12.24 31.12.23
Exposure category
Equities

0.9

3.4

2.6

20.5

2.0

14.3
Macro

4.4

9.9

26.3

56.7

10.2

26.2
Loans

2.8

11.6

3.2

14.0

4.0

16.4
Securitized products

5.2

14.1

7.4

27.5

8.8

29.7
Credit

0.3

3.1

0.2

5.4

0.2

5.5
High-quality liquid assets

27.2

74.4

27.2

74.4
Operational risk

27.1

30.0
Other

0.7

1.9

1.4

2.6

1.1

1.9
Total

41.4

74.0

68.3

201.1

53.5

168.5
1 Comparative figures have been restated for changes in business division perimeters, Group Treasury allocations and Non-core and Legacy cost allocations. Refer to “Note 3 Segment reporting” in the “Consolidated financial statements” section of this report for more information.
2024 compared with 2023
Results
Loss

before

tax

was

USD 1,976m,

compared

with

a

loss

before

tax

of

USD 4,587m.

Underlying

loss

before

tax

was
USD 822m, after excluding integration-related expenses

of USD 1,154m.

Annual Report 2024 |
Financial and operating performance | Non-core

and Legacy

85
Total revenues
Total

revenues were USD 1,605m, which was USD

908m higher than the total revenues recorded

in 2023, and included
the

impact of

the

consolidation

of

Credit

Suisse

revenues

for

the

full

period.

Total

revenues

reflected

net

gains

from
position exits, along with net interest income from securitized products and credit products. Total revenues also included a net

gain of USD 272m,

after accounting

for the

purchase price

allocation adjustments

recorded

at the

closing of

the
acquisition of the Credit

Suisse Group, from

the sale of assets

from the former

Credit Suisse securitized products

group
to Apollo

Management

Holdings and

certain other

entities (collectively,

Apollo). In

addition, total

revenues

included a
USD 67m gain from the sale of our investment

in an associate.
›
Refer to “Note 2 Accounting for the acquisition

of the Credit Suisse Group” in the “Consolidated financial

statements” section of
this report for information about the conclusion of an

investment management agreement with Apollo

and the transfer of senior
secured asset-based financing
Credit loss expense / release
Net credit

loss expenses

were

USD 69m, mainly

reflecting

net credit

loss expenses

on credit-impaired

positions with

a
small number of corporate counterparties, partly

offset by net credit loss

releases related to performing

positions. These
compared with net credit loss expenses of USD 193m in 2023,

largely driven by the initial recognition of expected credit loss allowances and provisions with respect

to Credit-Suisse-related positions.
Operating expenses
Operating expenses were

USD 3,512m, which was USD 1,579m

lower than the

amount recorded for

2023, mainly due
to a

USD 621m decrease

in integration-related

expenses, lower

litigation expenses

and lower

outsourcing expenses.

In
addition, operating

expenses in

2024 included

releases

of USD 300m

of IFRS 3

acquisition-related

contingent liabilities
following settlements

reached

in 2024.

2023 included

USD 665m of

expenses related

to the

US residential

mortgage-
backed securities litigation matter, which was settled in the third quarter of 2023. Excluding integration-related expenses
of USD 1,154m, underlying operating expenses in 2024

were USD 2,359m, a decrease of 29%.
Risk-weighted assets and leverage ratio denominator
Risk-weighted

assets

(RWA)

decreased

by

USD 32.6bn

to

USD 41.4bn,

and

the

leverage

ratio

denominator

(the

LRD)
decreased by USD 115.0bn

to USD 53.5bn. The

active unwinding

of Non-core and

Legacy assets

resulted in a

decrease
in RWA, mainly

related to the

securitized product,

loan and macro

portfolios, and a

decrease in the

LRD, mainly

driven
by reductions in the high-quality liquid asset,

securitized product, macro and loan portfolios.

Annual Report 2024 |
Financial and operating performance | Group

Items

86
Group Items
Group Items
1
As of or for the year ended % change from
USD m 31.12.24 31.12.23
2
31.12.23
Results
Total revenues (975) (495) 97
Credit loss expense / (release) (2) 6
Operating expenses (220) 438
Operating profit / (loss) before tax (752) (938) (20)
Underlying results
Total revenues as reported (975) (495) 97
of which: PPA effects and other integration items
3
(41) (9) 373
Total revenues (underlying)
4
(933) (486) 92
Credit loss expense / (release) (2) 6
Operating expenses as reported (220) 438
of which: integration-related expenses
4
(12) 451
of which: acquisition-related costs 202
Operating expenses (underlying)
4
(208) (215) (3)
of which: expenses for litigation, regulatory and similar matters 9 (27)
Operating profit / (loss) before tax as reported (752) (938) (20)
Operating profit / (loss) before tax (underlying)
4
(723) (277) 161
1 Comparatives may differ due to adjustments

following organizational changes, restatements

due to the retrospective adoption

of new accounting standards or changes

in accounting policies, and events

after the
reporting period.

2 Comparative

figures have

been restated

for changes in

business division

perimeters, Group

Treasury allocations

and Non-core

and Legacy

cost allocations,

as well as

changes in

the equity
attribution framework. Refer to “Note 3 Segment

reporting” in the “Consolidated financial statements”

section and “Capital management” in the “Capital,

liquidity and funding, and balance sheet” section

of this
report for more

information.

3
Includes accretion of

PPA adjustments

on financial instruments

and other PPA

effects, as

well as temporary

and incremental items

directly related to

the integration.

4
Refer to
“Alternative performance measures” in the appendix to this report for the definition and calculation method.
2024 compared with 2023
Results
Loss

before

tax

decreased

by

USD 186m,

or

20%,

to

USD 752m.

Underlying

loss

before

tax

was

USD 723m,

after
excluding from

total revenues

negative USD 41m

of purchase

price allocation (PPA

)

effects and

other integration

items
and also excluding from

operating expenses negative

USD 12m of integration-related

expenses.

This compared with

an
underlying

loss before

tax

of USD 277m

in 2023,

after

excluding

from

operating

expenses

USD 451m

of integration-
related expenses and USD 202m of acquisition-related costs and also excluding from total revenues negative USD 9m of
PPA effects

and other integration items.
Income from

Group hedging

and own

debt, including

hedge accounting

ineffectiveness, was

net negative

USD 175m,
compared with net positive

income of USD 247m. The

losses in 2024

were driven by mark-to-market effects

on portfolio-
level economic hedges, mainly due to cross-currency-basis

widening.

Annual Report 2024 |
Risk, capital, liquidity and funding, and

balance sheet

87
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

Annual Report 2024 |
Risk, capital, liquidity and funding, and

balance sheet | Risk management and control

88
Risk management and control

89
Top and emerging risks
90
Risk oversight
93
Risk categories
95
Risk appetite framework
98
Risk measurement
100
Credit risk
112
Market risk
121
Country risk
123
Sustainability and climate risk
130
Non-financial risk
135
Model risk

Annual Report 2024 |
Risk, capital, liquidity and funding, and

balance sheet | Risk management and control

89
Risk management and control
With

regard

to

the

ongoing

integration

of

Credit

Suisse,

we

have

substantially

completed

the

initial

phases

of

the
integration, focusing on the

alignment of governance structures

and frameworks (aligning Credit

Suisse policies to UBS
standards)

and the

merger or

reparenting

of key

legal entities, including

the merger

of Credit

Suisse AG with

UBS AG,
the

merger

of

Credit

Suisse

(Schweiz) AG

with

UBS

Switzerland AG

and

the

reparenting

of

Credit

Suisse
Holdings (USA), Inc. in connection

with the transition to

a single US intermediate

holding company.

These steps set

the
stage for the next critical phase of client account and

data migrations. In 2024, we completed client account

migrations
in Hong

Kong,

Singapore

and Japan,

and in

some

locations

in Europe.

Our goal

is

to ensure

a

smooth and

seamless
transition for our clients,

minimizing any disruption. We are also

working toward a fully integrated

risk framework, which
is expected

to

be achieved

by the

end

of

2025, and

a

single-model

risk

management

framework

by retiring

and / or
integrating legacy Credit Suisse models into the

UBS risk management framework.

Top and emerging risks
An overview

of our

top and

emerging risks,

from a

risk management

perspective, is

disclosed below.

Investors should
also carefully review all information set out in the “Risk factors” section of this report, where we discuss these and other material

risks

that

could

have

an

effect

on

our

ability

to

execute

our

strategy

and

may

affect

our

business

activities,
financial condition, results of operations and business

prospects.
Top and emerging risk Description
Geopolitical uncertainty
We remain watchful of a range of geopolitical developments

and political changes in a number of countries,

as well as
international tensions arising from the Russia–Ukraine

war and global trade relations, and we continue

to monitor
conflicts in the Middle East. Geopolitical tensions

will continue to create uncertainty and complicate

the energy price
outlook.
Macroeconomic risks
We are exposed to a number of macroeconomic risks,

as well as general market conditions. As noted

in “Market,
credit and macroeconomic risks” in the “Risk factors”

section of this report, these external pressures may

have a
significant adverse effect on our business activities

and related financial results, primarily through reduced margins and revenues, asset impairments and other valuation

adjustments,

and exit prices for our Non-core and Legacy portfolio.
Accordingly, these macroeconomic factors are considered in the development of stress-testing scenarios for our
ongoing risk management activities.
Inflation has abated to some extent in major

Western economies, though there are still concerns

that inflation could
return, including upward pressure on interest rates.

Central banks’ monetary policy remains in the spotlight.

In China,
stress in the property sector and strained local government

finances continue to have an adverse impact

on economic
growth, raising the risk of financial instability. This combination of factors translates into a more uncertain and volatile
environment, which increases the risk of financial market

disruption.
The commercial real estate sector continues to be a

source of concerns, especially the office sector in the

US, given
structural changes (higher interest rates and the shift

to remote working).

We remain focused on non-bank financial intermediation

and growth in private markets, given their significance

and
interconnectivity across the financial sector, with the potential to create spillover effects into the broader financial
system. Across our business divisions we undertake

a broad range of private-markets-related activities, including financing, advisory services,

investment facilitation and asset management.
Regulatory and legal risks
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

Cyber risks
Global geopolitical trends increase the likelihood of external state-driven cyber activity. Alongside a general trend
toward more sophisticated forms of ransomware and other

cyber threats, there is a risk of operational disruption to
business activities at our locations and those

of third-party suppliers or corruption or loss of data.

Additionally, as a
result of the dynamic and material nature of recent geopolitical and environmental events and the operational
complexity of all our businesses, we are continually

exposed to operational resilience scenarios such

as process error,
failed execution, system failures,

loss of third-party service and fraud.
›
Refer to “Non-financial risk” and “Cybersecurity and information security”

in this section for more information
Conduct risks
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

Annual Report 2024 |
Risk, capital, liquidity and funding, and

balance sheet | Risk management and control

90
Top and emerging risk Description
Financial crime risks
Financial crime (including money laundering,

terrorist financing, sanctions violations, fraud,

bribery, and corruption)
presents significant risk and is subject to heightened

regulatory expectations and attention.

This requires investment in
people and systems, while emerging technologies

and changing geopolitical risks further increase

the complexity of
identifying and preventing financial crime, in particular

managing the continuously evolving sanctions

environment.
›
Refer to “Non-financial risk” in this section for more information
Sustainability and climate risks
Sustainability and climate risks continue to be in

focus for UBS,

for regulators and for stakeholders. To address these
emerging risks, UBS has further enhanced its

transition and physical risk methodologies and

updated its guidelines on
sustainable finance and on carbon and environmental

markets.
›
Refer to “Sustainability and climate risk” in this section for more information
›
Refer to “Appendix 1 – Governance” to the UBS Group Sustainability Report 2024, available under “Annual reporting”
at ubs.com/investors , for a full description of our sustainability and climate risk policy framework
Regulatory requirements and industry guidelines are emerging simultaneously in various jurisdictions, leading

to an
increased risk of divergence, which in turn

increases the risk that UBS may not comply with

all relevant regulations.
New technologies
New risks related to client demand for distributed

ledger technology, blockchain-based assets and virtual currencies continue to emerge.

Our exposure to these risks is currently limited, and relevant control frameworks are continuously
being enhanced and implemented. Furthermore, technological

developments in the areas of artificial intelligence

(AI)
and digitization will have a significant impact

and create not only opportunities but also heightened

operational risks.
As the digitalization of our business and the

marketplace results in the adoption of new technologies,

the responsible
use of AI and the increasing regulatory and client expectations on ensuring ethical data usage are becoming

more
important. With rapidly advancing technology

and changing communication preferences, there is heightened

focus on
electronic communications,

including the use of approved communication channels

and appropriate recordkeeping.
›
Refer to “Non-financial risk” in this section for more information
Risk oversight
Risk governance
Our risk governance framework operates along three lines

of defense.

Our first line

of defense, business

and Group functions

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

Annual Report 2024 |
Risk, capital, liquidity and funding, and

balance sheet | Risk management and control

91
Audited |
The Board of

Directors (the

BoD) approves

the risk

management and

control framework

of the Group,

including
the Group and

business division

overall risk

appetite. The

BoD is supported

by its Risk

Committee, which monitors

and
oversees the Group’s risk

profile and the

implementation of the

risk framework approved

by the BoD and

approves the
Group’s risk appetite methodology.

›
Refer to the “Corporate governance” section

of this report for more information about the responsibilities of the Risk Committee
and other BoD committees
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
transactions,

positions,

exposures,

portfolio

limits,

and

allowances

in

accordance

with

the

risk

control

authorities
delegated to the Group CRO.
The Group

Chief Compliance

and Governance

Officer is

responsible for

developing the

Group’s risk

management and
control

framework

(including

taxonomies

and

risk

appetite)

for

non-financial

risks.

This

includes

implementing
independent control

frameworks

for compliance

and conduct,

financial crime,

and operational

risks. The

Group Chief
Compliance and Governance Officer

is also responsible

for managing governmental and

regulatory affairs, investigations,
and interactions with governments, regulators and international standard setters.

Annual Report 2024 |
Risk, capital, liquidity and funding, and

balance sheet | Risk management and control

92
The Group Chief Financial Officer (the Group CFO) is responsible for transparency in assessing the financial performance
of the

Group

and

the

business

divisions

and

for

managing

the

Group’s

financial

accounting,

controlling,

forecasting,
planning and reporting.

The Group

Chief Operations and

Technology Officer is

responsible for driving

digitalization, delivering technology

services,
infrastructure

and

operations,

including

cybersecurity

and

information

security,

and

providing

Group-wide

data
governance.

The Group General Counsel manages the

Group’s legal affairs, including effective and timely

assessment of legal matters
impacting the Group or its businesses, and managing and

reporting all litigation matters.
The Head

Group Human Resources

& Group

Corporate Services
defines and

executes a

human resources

strategy aligned

to UBS’s
objectives, supplies real

estate infrastructure and

controls supply and

demand management activities
.
The Group

Integration Officer develops

UBS’s

integration

strategy

with

regard

to

Credit

Suisse

within

agreed

design
principles and in accordance with UBS’s strategy.
Some of these

roles and

responsibilities are

replicated on

the level

of the business

divisions, regions

and / or significant
entities of the

Group. Designated

entity risk officers

oversee and control

financial and non-financial

risks for significant
entities of UBS

as part of

the entity

control framework,

which complements

the Group’s

risk management

and control
framework.
▲
Risk identification
Risk identification

at UBS

is the

process of

systematically identifying,

assessing and

cataloguing risks

across all

business
activity and

risk categories.

It is

a fundamental

component

of our

risk management

approach,

ensuring

that the

firm
maintains a

comprehensive

understanding of

its risk

exposure.

Our structured

risk identification

framework

integrates
both bottom-up and top-down risk identification approaches and enhances our ability to capture, measure, monitor and
control risks, in alignment with global regulatory expectations. The process involves subject matter experts from both the
first and

second lines

of defense,

including senior

management across

the organization,

and is conducted

periodically,
complementing

day-to-day

risk

identification

and

risk

management

frameworks.

By

anchoring

to

a

common

risk
taxonomy and

risk materiality

approach, we

ensure consistent

categorization and

prioritization of

risks across

business
divisions and significant

Group entities. Additionally, documenting root-cause drivers and early warning signs

strengthens
our ability to monitor emerging risks.
Various

review

and

approval

steps

are

embedded

throughout

the

process

to

maximize

risk

transparency,

including
presentation at

senior governance bodies

for each

business division,

applicable significant Group

entities and at

the Group
level.

The

output

of

the

process

helps

ensure

that

UBS

stress-testing

exercises

take

into

account

the

firm’s

key
vulnerabilities, while also supporting broader risk management activity.
Internal risk reporting
Comprehensive

and transparent

reporting of

risks is

central to

our risk

governance framework’s

control and

oversight
responsibilities and required by

our risk management

and control principles.

Accordingly, risks are reported at a

frequency
and level

of detail

commensurate

with the

extent

and

variability of

the

risk and

the

needs of

the various

governance
bodies, regulators

and risk

authority holders.

Data used

to produce

risk reports

is generally

aligned with

that used

by
both the business divisions and control functions for managing and monitoring risks. This alignment ensures consistency in risk assessment and decision-making across the

organization.
The Group

Risk Report

provides a

detailed qualitative

and quantitative

monthly

overview of

developments

in financial
and non-financial risks at

the firm-wide level, including

the status of our

risk appetite objectives and

the results of firm-
wide

stress

testing.

The

Group

Risk

Report

is

distributed

internally

to

the

BoD,

the

GEB

and

senior

members

of

Risk
Control, GIA,

Finance

and Legal.

Risk

reports

are

also produced

covering

significant

Group entities

and branches

(i.e.
entities and branches subject to enhanced standards of corporate governance).
Monthly divisional

risk reports

are supplemented

with daily

or weekly

reports, at

various levels

of granularity,

covering
market and

credit risks of

the business

divisions to

enable risk

officers and

senior management

to monitor

and control
the Group’s risk profile.
Our internal risk

reporting covers financial and

non-financial risks and is

supported by risk

data and measurement systems
that are

used for risk

management and

monitoring purposes

and also

for external

disclosure and

regulatory reporting.
Dedicated

units

within

Risk

Control

assume

responsibility

for

measurement,

analysis

and

reporting

of

risk

and

for
overseeing the quality and

integrity of risk-related

data. Our risk data

and measurement systems

are subject to

periodic
review by GIA, which applies a risk-based audit approach.

Annual Report 2024 |
Risk, capital, liquidity and funding, and

balance sheet | Risk management and control

93
Risk categories
We categorize our

risk exposures as

outlined in the table

below. Our

risk appetite framework

is designed to capture

all
risk categories.
›
Refer to “Risk appetite framework” in this

section for more information
Risk
managed by
Independent
oversight by
Financial risks
Audited |

Credit risk:
the risk of loss resulting from the failure of a client or counterparty

(including an issuer) to meet its
contractual obligations toward UBS. This includes

loan underwriting risk and settlement risk.
Loan underwriting risk:

the risk of loss arising during the holding

period of financing transactions that are intended
for further distribution.
Settlement risk:

the short-term form of credit risk arising when

UBS delivers its side of an agreed-upon transaction
but does not receive an expected value in return

from the counterparty.
▲
›
Refer to “Credit risk” in this section for more information
Business
divisions
Risk Control
Audited |

Market risk:

the risk of loss resulting from adverse movements in

market variables. Market risks are actively
taken as part of trading activities but can

also arise from non-trading activities. Market variables

include observable
variables, such as interest rates, foreign exchange rates,

equity prices, credit spreads and commodity (including precious metal) prices, as well as variables that may

be unobservable or only indirectly observable,

such as volatilities and
correlations. Market risk includes issuer risk and investment risk.
Issuer risk:

the risk of loss that would occur if an issuer to

which we are exposed through tradable securities or
derivatives referencing the issuer was subject to a credit-related event.
Investment risk:

the risk associated with positions held

as financial investments.
▲
›
Refer to “Market risk” in this section for more information
Business
divisions and
Group
Treasury
Risk Control
Treasury risk:

the risks associated with asset and liability

management and our liquidity and funding

positions, as well as
structural exposures,

including pension risks.
Audited |
Liquidity risk:

the risk that UBS is unable to meet business-as-usual

or stress cash / collateral flows.
▲
Audited |
Funding risk:

the risk that UBS is unable to borrow funds to

support its current business and desired
strategy.
▲
›
Refer to “Liquidity and funding management” in the “Capital, liquidity and funding, and balance sheet” section of this report for more information
Interest rate risk in the banking book:
the risk to the firm’s capital and earnings

arising from the adverse effects of
interest rate movements on the firm’s banking book

positions. The risk is transferred from the originating

business
divisions, i.e. Global Wealth Management and Personal

& Corporate Banking, to Group Treasury to risk manage this
centrally and benefit from Group-wide netting while leaving

the business divisions with margin

management.
›
Refer to “Market risk” in this section for more information
Structural foreign exchange risk:

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

(e.g. discount rate, life expectancy and rate

of pension increase)
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
›
Refer to “Country risk” in this section for more information
Business
divisions
Risk Control
Sustainability and climate risk:

the risk that UBS negatively impacts, or is

impacted by, climate change, natural capital,
human rights, and other environmental and social

matters. Sustainability and climate risks

may manifest as credit, market,
liquidity, business and non-financial risks for UBS resulting in potential adverse financial, liability and reputational impacts.
These risks extend to the value of investments

and may also affect the value of collateral (e.g. real estate).

Sustainability
and climate risk includes transition risk and physical

risk.
Transition risk:

climate-driven transition risks arise

from global efforts to mitigate the effects of climate change.

They
cover the financial impact on our clients or on

UBS itself as reflected in the creditworthiness of UBS’s counterparties

or
the value of collateral held by UBS.
Physical risk:

climate-driven physical risks arise from acute

hazards, which are increasing in severity and frequency,
and from chronic climate risks,

which arise from an incrementally changing climate. These

effects may include
increased temperature and sea-level rise, and the gradual

changes may affect productivity and property values and
increase the severity and frequency of acute hazards.
›
Refer to “Sustainability and climate risk” in this section for more information
Business
divisions
Risk Control

Annual Report 2024 |
Risk, capital, liquidity and funding, and

balance sheet | Risk management and control

94
Risk
managed by
Independent
oversight by
Financial risks (continued)
Capital risk:
the risk that UBS does not maintain

adequate capital to support its activities and

maintain the minimum
capital requirements.

›
Refer to “Capital management” in the “Capital, liquidity and funding, and balance sheet” section of this report for more
information
Group
Treasury
Risk Control

and Finance
Business risk:

the potential negative impact on earnings

from lower-than-expected business volumes

and / or margins, to
the extent they are not offset by a decrease in expenses. For example, changes in the competitive landscape,

client
behavior or market conditions can have a negative

impact.
Business
divisions
Risk Control
and Finance
Strategic risk:
the idiosyncratic risk arising from the impact

of strategic decisions on UBS, which can be

driven by
exogenous factors,

such as changes in the industry environment, or by

endogenous factors,

such as constraints related to
or execution of strategic decisions.
›
Refer to “Strategy, management and operational

risks” in the “Risk factors”

section of this report for more information
Business
divisions and
Group
functions
Finance, Chief
Strategy Office
and Risk
Control
Non-financial risks

Compliance risk:

the risk of failure to comply with laws, rules and

regulations, internal policies and procedures, and the
firm’s Code of Conduct and Ethics.

›
Refer to “Non-financial risk” in this section for more information
Business
divisions
GCRG
Employment risk:

the risk arising from acts inconsistent with laws,

rules and regulations or the firm’s human
resources policies governing employment practices,

discrimination, compensation and employee-related

taxes and
benefits.
Human
Resources
Conduct risk:

the risk that the conduct of the firm or its

individuals unfairly impacts clients or counterparties,
undermines the integrity of the financial system

or impairs effective competition to the detriment

of consumers.
GCRG
Market conduct risk:
the risk of failure to maintain appropriate standards to

ensure fair and effective markets and
meet legal / regulatory requirements and expectations governing activities undertaken on or through a market

or in
pricing- / transaction-related bilateral interactions

between counterparties.
GCRG
Client suitability risk:

the risk arising from an inability to demonstrate

adherence to applicable investment suitability
standards, laws, rules and regulations.
GCRG
Financial crime risk:

the risk of failure to prevent financial crime (including

money laundering, terrorist financing,
sanctions or embargo violations, internal

and external fraud, bribery, and corruption).
›
Refer to “Non-financial risk” in this section for more information
Business
divisions and
Financial
Crime
Prevention

GCRG
Operational risk:

the risk resulting from inadequate or failed internal

processes,

people or systems, or from external
causes (deliberate, accidental or natural).
›
Refer to “Non-financial risk” in this section for more information
Business
divisions
GCRG
Cybersecurity and information-security

risk:

the risk of a malicious internal or

external act, or a failure of IT
hardware or software, or human error, leading to a material impact on confidentiality, integrity or availability of UBS’s data or information systems.

›
Refer to “Non-financial risk” in this section for more information
Business
divisions and
GOTO
GCRG
Model risk:

the risk of adverse consequences (e.g. financial

loss, due to legal matters, operational loss,

biased
business decisions, or reputational damage) resulting from decisions based on incorrect / inadequate or misused

model
outputs and reports.
›
Refer to “Model risk” in this section for more information
Business
divisions and
Group
functions
Risk Control
Legal risk:

the risk of: (i) being held liable for a breach of

applicable laws, rules or regulations; (ii) being held

liable for a
breach of contractual or other legal obligations;

(iii) an inability or failure to enforce or protect contractual rights or non-
contractual rights sufficiently to protect UBS’s interests; and

(iv) being party to a claim or investigated

by a regulator or
public authority in respect of any of the above

(and the risk of loss of attorney–client privilege

in the context of any such
claim).
Business
divisions
Legal
Reputational risk:

the risk of an unfavorable perception of UBS

or a decline in the firm’s reputation from the point

of
view of clients, shareholders, regulators, employees

or society, which may lead to potential financial loss and / or loss of market share.
›
Refer to “Non-financial risk” in this section for more information
All business
divisions and
Group
functions
All control
functions

Annual Report 2024 |
Risk, capital, liquidity and funding, and

balance sheet | Risk management and control

95
Overview of risks arising from our business activities
Key risks by business division and Group functions
Business divisions and Group functions Key financial risks arising from business activities
Global Wealth Management Credit risk

from collateralized lending primarily against

securities, residential and commercial real estate,
other real assets (such as ships and aircraft), private equity and hedge fund interest, and investors’ uncalled
capital commitments, as well as from collateralized

clients’ derivatives trading. Also includes

unsecured
lending, i.e. cash-flow-based corporate lending

to entities owned and controlled by our Global

Wealth
Management clients,

and recourse-based lending.
Limited contribution to market risk

from municipal securities and taxable fixed-income

securities. Interest
rate risk in the banking book related to Global

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
Asset Management
Limited exposure to
credit risk

and
market risk

from on-balance sheet positions such as seed capital

and co-
investments in funds managed by Asset Management.
Indirect exposure to credit risk and market risk from client assets invested in Asset Management funds,

which
can adversely impact management and performance

fees and cause heightened fund outflows

and liquidity
risk.
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
Group functions Credit risk , market risk

and
treasury risk

arising from Group Treasury’s management of the Group’s
balance sheet (asset and liability management),

capital, profit or loss, and liquidity and funding.
All business divisions and the Group functions

are exposed to
country risk , sustainability and climate risk

and
non-financial risk . Non-financial risk is an
inevitable consequence of being an operating

firm and can arise as a result of our past and current business activities.
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

It

is

governed

by

a

single

overarching

policy

and

conforms

to

the
Financial Stability Board’s

Principles for an

Effective Risk Appetite

Framework. The “Risk

appetite framework” chart

below
shows the key elements of the framework, which is described

in detail in this section.

Annual Report 2024 |
Risk, capital, liquidity and funding, and

balance sheet | Risk management and control

96
Risk principles and risk culture
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

UBS, available at
ubs.com/code , for more information
Risk management and control principles
Protection of financial strength
Protecting our financial strength by controlling our risk exposure and avoiding potential risk concentrations

at
individual exposure levels, at specific portfolio levels

and at an aggregate firm-wide level across all risk

types.
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
Quantitative risk appetite objectives
We use

both scenario-based

stress tests

and economic

capital risk

measurement techniques

to stress

test our

business
activities. The quantitative risk appetite objectives

are supported by a comprehensive

suite of risk limits set at a portfolio
level

to

monitor

specific

portfolios

and

to

identify

potential

risk

concentrations.

The

portfolio

limits

and

associated
approval

authorities

are

subject

to

periodic

reviews

and

changes,

particularly

in

the

context

of

our

annual

business
planning process. The status of our quantitative risk appetite objectives and portfolio limits is evaluated each month and
reported to the BoD and the GEB.

›
Refer to “Risk measurement” in this section for

more information about our stress testing and economic

capital measures

Annual Report 2024 |
Risk, capital, liquidity and funding, and

balance sheet | Risk management and control

97
These objectives are complemented by a standardized set of quantitative firm-wide non-financial risk appetite objectives
established at the Group and business-division

levels. Non-financial risk events exceeding predetermined

risk tolerances,
expressed as percentages of

UBS’s total revenue

and operational risk regulatory

capital, trigger a

review of key loss

drivers
and required mitigation measures,

and are reported in the

Group Risk Report.

Risk appetite statements at the business-division level are derived from the firm-wide risk appetite. They may also include
business-division-specific

strategic goals

related to

that business

division’s activities

and risks.

Risk appetite

statements
are also set for certain legal entities, which must be consistent with the firm-wide risk appetite framework and approved in

accordance

with

Group

and

legal

entity

regulations.

Differences

may

exist

that

reflect

the

specific

nature,

size,
complexity and regulations applicable to the relevant legal entity.
Portfolio and position limits
We maintain

a comprehensive

set of

risk limits

across our

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
We apply limits to a variety of exposures at the portfolio level, using statistical and stress

-based measures, such as value-
at-risk, liquidity-adjusted stress, loan

underwriting limits, economic value

sensitivity and portfolio default

simulations for
loan books. These are complemented

with a set of controls for

net interest income sensitivity,

mark-to-market losses on
available-for-sale portfolios, and the effect of foreign exchange movements on capital and capital ratios.

Annual Report 2024 |
Risk, capital, liquidity and funding, and

balance sheet | Risk management and control

98
Portfolio measures are

supplemented with counterparty-

and position-level controls.

Risk measures for position

controls
are

based

on

market

risk

sensitivities

and

counterparty-level

credit

risk

exposures.

Market

risk

sensitivities

include
sensitivities to changes

in general market

risk factors (e.g. equity

indices, foreign exchange

rates and interest rates)

and
sensitivities

to

issuer-specific

factors

(e.g.

changes

in

an

issuer’s

credit

spread

or

default

risk).

We

monitor

numerous
market

and

treasury

risk

controls

on

a

daily

basis.

Counterparty

measures

capture

the

current

and

potential

future
exposure to an individual counterparty, considering collateral and legally enforceable netting agreements.

Since the merger

of UBS AG and Credit

Suisse AG on 31 May

2024, UBS has significantly

extended its set of

combined
portfolio limits applied to the UBS Group to oversee the aggregate risk profile. Only certain market risk limits continue to
be separately monitored

on the legacy

Credit Suisse infrastructure

until these positions

are migrated

to UBS infrastructure.
›
Refer to “ Credit risk ”

in this section for more information about counterparty limits

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
▲
›
Refer to “Credit risk”, “Market risk” and “Non-financial

risk” in this section for more information about model

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

appetite framework”,

stress testing,

along with economic

capital measures,

has a central

role in

our
risk appetite and business planning processes.
Our stress-testing

framework has

three pillars:

(i) combined stress

tests; (ii) an

extensive set

of portfolio-

and risk-type-
specific stress tests; and (iii) reverse stress testing.
The combined stress-testing

(CST) framework is scenario

based and aims to

quantify overall firm-wide

losses that could
result

from

various

potential

global

systemic

events.

The

framework

captures

all

material

risks,

as

covered

in

“Risk
categories”.
Scenarios are forward looking and encompass macroeconomic and geopolitical stress events calibrated to different levels
of severity.

In each

scenario we

assume changes

in a

wide range

of macroeconomic

and market

variables to

stress the
key risk drivers of our portfolios. We also

capture the business risk resulting from

lower fee, interest and trading income
net of

lower expenses.

These effects

are measured

for all

businesses and

material risk

types to

calculate the

aggregate
estimated effect of the given

scenario on profit or loss,

other comprehensive income, risk-weighted

assets, the leverage
ratio

denominator

and,

ultimately,

capital

and

leverage

ratios.

The

assumed

changes

in

macroeconomic

and

market
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

In

2024,

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

Annual Report 2024 |
Risk, capital, liquidity and funding, and

balance sheet | Risk management and control

99
As part of the CST framework, we routinely monitored the

following three additional stress scenarios throughout

2024:
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

(e.g.

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
Reverse stress testing starts from a defined stress outcome (e.g. a specified loss amount, reputational damage, a liquidity shortfall

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
With regard to treasury risk, we

routinely analyze the effect of movements

in interest rates and changes in the

structure
of

yield

curves.

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
This framework

is

used

to derive

a

loss

distribution,

considering

effects

on

both

income

and

expenses,

based

on

the
simulation of historically observed financial and economic risk factors in combination with the firm’s actual earnings and relevant risk exposures. From that, we determine earnings-at-risk (EaR), measuring the potential shortfall in earnings (i.e.
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

Annual Report 2024 |
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

a positive

correlation between

the size

of the

exposure and

the likelihood

of a

loss. Risk

on risk

refers to

a
situation where a position and its risk mitigation can be impacted by the same event.
For non-financial risks, risk concentrations may result from, for example, a single operational risk issue that is large on its own (i.e. it

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
▲
›
Refer to “ Credit risk ”

and
“ Market risk ”

in this section for more information about the

composition of our portfolios and how risk
concentrations are monitored and mitigated
›
Refer to the “ Risk factors ”

section of this report for more information
Credit risk
Audited |
Main sources of credit risk
–
In Global Wealth

Management,

credit risk arises

from collateralized lending, primarily against

securities, residential and
commercial

real

estate,

other

real

assets

(such

as

ships

and

aircraft),

private

equity

and

hedge

fund

interest,

and
investors’ uncalled

capital commitments,

as well

as from

collateralized clients’

derivatives trading.

In addition,

credit
risk also arises from

unsecured lending,

i.e. cash-flow-based corporate lending to

entities owned and controlled by our
Global Wealth Management clients, and recourse-based

lending.
–
A

substantial

portion

of

our

credit

risk

arises

from

Personal

&

Corporate

Banking’s

lending

exposure,

including
mortgage loans, secured mainly by owner-occupied properties and income-producing real estate, as well as corporate loans, that depends on the performance of the Swiss economy

and real estate market.
–
The Investment

Bank’s credit

risk arises

mainly from

lending, derivatives

trading and

securities financing.

Derivatives
trading and securities financing are mainly

investment grade. Loan underwriting activity can

be lower rated and gives
rise to temporary concentrated exposure.
–
Credit risk in

Non-core and Legacy

relates to large,

less-liquid structured

financing transactions,

including some

with
residential and commercial real estate collateral, a corporate loan portfolio and a counterparty credit trading portfolio
with lending against securities collateral and derivatives.
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

Group
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

region
or have

comparable economic

characteristics,

e.g. if

their

ability to

meet contractual

obligations

would

be similarly
affected by changes

in economic, political

or other conditions.

To avoid credit risk

concentrations, we establish

limits
and operational controls that

constrain risk concentrations at portfolio,

sub-portfolio or counterparty levels

for sector
exposure, country risk exposure and specific product exposures.
▲

Annual Report 2024 |
Risk, capital, liquidity and funding, and

balance sheet | Risk management and control

101
Credit risk profile of the Group
The exposures

detailed in

this section

are based

on management’s

view of

credit risk,

which differs

in certain

respects
from the expected credit loss (ECL) measurement requirements of IFRS Accounting Standards.
Internally, we

classify credit

risk exposures

into two

broad categories:

banking products

and traded

products. Banking
products include drawn loans,

guarantees and loan commitments,

amounts due from banks,

balances at central banks,
and other

financial assets at

amortized cost. Traded

products include over-the-counter

(OTC) derivatives, exchange-traded
derivatives

(ETD)

and

securities

financing

transactions

(SFTs),

consisting

of

securities

borrowing

and

lending,

and
repurchase and reverse repurchase agreements.
Banking and traded products exposure in our business divisions and Group Items
31.12.24
USD m
Global
Wealth
Management
Personal &
Corporate
Banking
Asset

Management
Investment

Bank
Non-core
and Legacy
Group

Items Total
Banking products exposure, gross
1,2

452,053

424,994

1,530

72,964

33,150

17,478

1,002,169
of which: loans and advances to customers (on-balance sheet)

295,856

266,869

9

17,497

1,163

551

581,944
of which: guarantees and irrevocable loan commitments (off-balance sheet)

18,978

46,986

5

34,516

2,211

17,164

119,859
Committed unconditionally revocable credit lines
3

79,460

65,749

0

452

4

0

145,665
Traded products exposure, gross
2,4

14,900

5,034

0

46,076

66,009
of which: over-the-counter derivatives

11,705

4,594

0

17,371

33,670
of which: securities financing transactions

186

0

0

18,352

18,538
of which: exchange-traded derivatives

3,009

440

0

10,353

13,802
Total credit-impaired exposure, gross
1

1,397

3,714

0

595

930

0

6,637
of which: stage 3

1,324

3,358

0

549

69

0

5,300
of which: PCI

73

356

0

46

861

0

1,337
Total allowances and provisions for expected credit losses

292

1,512

0

379

318

6

2,507
of which: stage 1

97

269

0

110

4

6

487
of which: stage 2

68

247

0

142

2

0

459
of which: stage 3

121

960

0

124

48

0

1,253
of which: PCI

7

36

0

2

264

0

309
31.12.23
5,6
USD m
Global
Wealth
Management
Personal &
Corporate
Banking
Asset

Management
Investment

Bank
Non-core
and Legacy
Group
Items Total
Banking products exposure, gross
1,2

495,846

482,822

1,699

115,203

72,770

10,555

1,178,895
of which: loans and advances to customers (on-balance sheet)

317,137

299,150

13

16,993

7,942

131

641,367
of which: guarantees and irrevocable loan commitments (off-balance sheet)

22,706

57,494

59

36,230

3,235

18,109

137,834
Committed unconditionally revocable credit lines
3

83,077

75,334

0

4,714

5

126

163,256
Traded products exposure, gross 2,4,7

11,812

4,748

0

47,630

64,191
of which: over-the-counter derivatives

8,397

4,116

0

12,400

24,913
of which: securities financing transactions

371

19

0

23,044

23,434
of which: exchange-traded derivatives

3,045

613

0

12,186

15,844
Total credit-impaired exposure, gross
1

1,662

3,066

0

469

1,002

1

6,200
of which: stage 3

1,022

2,632

0

408

290

1

4,352
of which: PCI

640

434

0

61

712

0

1,848
Total allowances and provisions for expected credit losses

392

1,231

1

358

271

8

2,261
of which: stage 1

176

364

1

133

20

7

700
of which: stage 2

63

259

0

78

16

0

416
of which: stage 3

98

590

0

146

158

0

993
of which: PCI

55

19

0

1

77

0

153
1 IFRS 9 gross exposure

for banking products includes the

following financial instruments in scope

of expected credit loss measurement:

balances at central banks,

amounts due from banks,

loans and advances to
customers, other

financial assets at

amortized cost, guarantees

and irrevocable loan

commitments.

2 Internal management

view of credit

risk, which differs

in certain respects

from IFRS Accounting

Standards.

3 Commitments that can be canceled by UBS at any time but expose UBS to credit risk if the client has the ability to draw the facility before UBS can take action. These commitments are subject to expected credit loss requirements.

4 As counterparty

risk for

traded

products is

managed at

counterparty level,

no further

split between

exposures in

the Investment

Bank, Non-core

and Legacy,

and Group

Items is

provided.

5 Comparative-period information

has been restated

for changes in

business division perimeters

and Group Treasury

allocations. Refer

to “Note

3 Segment

reporting” in the

“Consolidated financial

statements”
section of this report for more information.

6 Comparative-period information has been revised. Refer to “Note 2 Accounting of the integration of the Credit Suisse Group” in the “Consolidated financial statements”
section of this report for more information.

7 Credit Suisse traded products are presented before reflection of the impact of the purchase price allocation

performed under IFRS 3, Business Combinations,

following
the acquisition of the Credit Suisse Group by UBS. The acquisition date adjustment is less than

USD 1bn and, if applied, would lead to a reduction in our reported traded products exposure.

Annual Report 2024 |
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

Global Wealth Management, Personal & Corporate Banking, and Investment Bank: banking products exposure, by internal UBS ratings
1,2
USD m, except where indicated 31.12.24 31.12.23
3
Investment
grade /
Rating
1–5
Sub-investment grade
Defaulted /
Credit-impaired
Banking

products

exposure,
gross
Investment
grade /
Rating
1–5
Sub-investment grade
Defaulted /
Credit-impaired
Banking

products

exposure,
gross Business divisions
Rating

6–9
Rating

10–13
Rating

6–9
Rating

10–13
Global Wealth Management 277,091 46,664 2,154 1,397 327,307 255,734 51,020 3,393 1,681 311,828
Personal & Corporate Banking 227,099 84,197 8,547 3,714 323,556 293,090 93,684 15,400 3,419 405,592
Investment Bank 26,347 16,692 15,582 595 59,216 28,309 18,956 14,574 462 62,301
1 Excluding balances at central banks and Group Treasury reallocations.

2 The ratings of the major credit rating agencies, and their mapping to our internal rating scale,

are shown in the “Internal UBS rating scale
and mapping of external ratings” table in this section.

3 Comparative-period information has not been restated for business perimeter changes. For the Investment Bank and Personal & Corporate Banking, legacy
Credit Suisse exposure includes only loans and advances to customers and guarantees and loan commitments,

before reflection of the impact of the purchase price allocation adjustments.

Global Wealth Management
Gross banking products exposure

decreased by USD 44bn to USD 452bn as of

31 December 2024, due to a decrease in
balances at central banks, currency effects

and negative net new loans.
Our Global

Wealth

Management

loan portfolio

is mainly

secured

by securities

(Lombard

loans) and

by residential

real
estate. As of 31 December 2024, most

of our USD 179bn of Lombard

loans, including traded products

collateralized by
securities, were of high

quality,

with 92%

rated as investment grade

based on our internal ratings.

Moreover,

Lombard
loans

are

typically

uncommitted,

short-term

in

nature

and

can

be

canceled

immediately

if

the

collateral

quality
deteriorates and

margin calls

are not met.

Lending values

in the

Lombard book are

derived by

applying discounts (haircuts)
to the

pledged collateral’s

market value

in line

with a

possible adverse

change in

market value

over a

given close-out
period and confidence level. Less-liquid or

more volatile collateral will typically have

larger haircuts. In 2024, the Lombard
book, including traded products, remained

stable, with an overall decrease of approximately

3%.

The residential real estate portfolio decreased by approximately 7% in 2024, mainly driven by our Swiss mortgage book, in line with a 7% strengthening of the US dollar

over the year.

Specialized

financings

as

of

31 December

2024

accounted

for

approximately

13%

of

the

total

banking

products
exposure. This portfolio

mainly consists of

commercial real estate loans,

financing for ships,

yachts and aircraft, unsecured
lending, and loans collateralized with

uncalled capital commitments.

These financings decreased by approximately

12%
in 2024, mainly

driven by a

decrease in unsecured

loans originated by

legacy Credit

Suisse entities and

the termination
of our municipal bond issuer program in the US.

›
Refer to “Lending secured by real estate” and “Lombard lending”

in this section for further information about

these types of
lending
Collateralization of Loans and advances to customers
1
Global Wealth Management Personal & Corporate Banking
USD m, except where indicated 31.12.24 31.12.23
2
31.12.24 31.12.23
2
Secured by collateral

290,053

308,120

232,913

259,734
Residential real estate

106,124

111,755

184,404

204,184
Commercial / industrial real estate

9,312

10,860

36,682

42,560
Cash

28,418

36,813

2,624

3,269
Equity and debt instruments

120,223

122,079

2,778

3,666
Other collateral
3

25,977

26,613

6,424

6,055
Subject to guarantees

1,715

1,048

6,886

8,132
Uncollateralized and not subject to guarantees

4,088

7,969

27,070

31,284
Total loans and advances to customers, gross

295,856

317,137

266,869

299,150
Allowances

(221)

(181)

(1,271)

(987)
Total loans and advances to customers, net of allowances

295,635

316,957

265,598

298,163
Collateralized loans and advances to customers as a percentage of total loans and advances to customers, gross (%)

98.0

97.2

87.3

86.8
1 Collateral arrangements generally incorporate a range of collateral, including cash, equity and debt instruments, real estate and other collateral. For the purpose of this disclosure, UBS applies a risk-based approach
that generally prioritizes collateral according

to its liquidity profile. In

the case of loan facilities with

funded and unfunded elements,

the collateral is first allocated

to the funded element. For

legacy Credit Suisse a
risk-based approach is

applied that generally

prioritizes real estate

collateral and prioritizes

other collateral

according to its

liquidity profile.

In the case

of loan facilities

with funded and

unfunded elements,

the
collateral is

proportionately allocated.

2 Comparative-period

information has

been restated

for changes

in business

division parameters.

Refer to

“Note 3

Segment reporting”

in the

“Consolidated financial
statements” section of this report for more information.

3 Includes but is not limited to life insurance contracts, rights in respect of subscription or capital commitments from fund partners, inventory, gold and other
commodities.

Annual Report 2024 |
Risk, capital, liquidity and funding, and

balance sheet | Risk management and control

103
Personal & Corporate Banking
Gross banking products exposure decreased by USD 58bn to USD 425bn as of 31 December

2024, predominantly due
to strengthening of the US dollar versus the Swiss franc

and negative net new loans.
The exposure

is mainly

driven by

our Swiss

mortgage portfolio,

our Swiss

corporate banking

portfolio and,

to a

lesser
extent,

our commodity trade finance portfolio. As of 31 December 2024, the majority of the banking products exposure was rated investment grade, and 87% of loans and advances to customers were secured by collateral, mainly residential
and

commercial

property.

The

total

unsecured

amount

mainly

consists

of

cash-flow-based

lending

to

corporate
counterparties.

Our Swiss corporate

banking products take

-and-hold portfolio exposure

was USD 73bn (CHF 66bn)

as of 31 December
2024 and decreased by USD

20bn compared with 31 December

2023, due to strengthening of

the US dollar versus the
Swiss franc

and negative

net

new

loans. The

portfolio

consists

of loans,

guarantees

and loan

commitments

to

multi-
national and domestic counterparties. The small and medium-sized entity portfolio, in particular, is well diversified across
industries. However,

such companies are

reliant on the

domestic economy and

the economies

to which they

export, in
particular the EU and the US.
Our

commodity

trade

finance

portfolio

focuses

on

energy

and

base-metal

trading

companies,

where

the

related
commodity

price

risk

is hedged

to a

large

extent

by the

commodity

trader.

The

majority of

limits

in this

business

are
uncommitted,

transactional

and

short-term

in

nature.

Our

portfolio

size

was

USD 9bn

(CHF 8bn)

as

of

31 December
2024,

compared

with

USD 11bn

(CHF 9bn)

as

of

31 December

2023,

primarily

driven

by

lower

market

activity.

A
considerable part of the exposure correlates

with commodity prices.
Swiss mortgage loan portfolio
Our Swiss mortgage loan portfolio secured

by residential and commercial

real estate in Switzerland

continued to be our
largest

loan

portfolio.

These

mortgage

loans

(including

loans

on

owner-occupied

commercial

real

estate),

totaling
USD 313bn

(CHF 284bn)

as

of

31 December

2024,

mainly

originated

from

Personal

&

Corporate

Banking,

with
contributions also from Global Wealth Management

Region Switzerland.
Of

the

aggregate

amount

of

Swiss

residential

mortgages,

99.9%

would

continue

to

be

covered

by

the

real

estate
collateral even if the

collateral value were to decrease

20%, and more than

99% would remain covered by

the real estate
collateral if the collateral value were to decrease 30%.
Swiss mortgages: exposure by exposure segments and loan-to-value (LTV)

buckets
1
USD bn, except where indicated 31.12.24 31.12.23
LTV buckets
Exposure segment ≤30% 31–50% 51–60% 61–70% 71–80% 81–100% >100% Total Total
Residential mortgages Exposure 154.4 61.8 14.1 5.5 1.5 0.3 0.1 237.6 261.6
Income-producing real estate
Exposure 39.4 14.3 2.7 1.0 0.2 0.1 0.1 57.7 70.0
Corporates
Exposure 10.7 3.4 0.7 0.4 0.2 0.1 0.2 15.7 19.8
Other segments
Exposure 1.4 0.5 0.1 0.1 0.0 0.0 0.0 2.2 1.1
Mortgage-covered exposure
Exposure 206.0 80.0 17.7 6.9 1.9 0.5 0.3 313.2 352.3
as a percentage of total 66 26 6 2 1 0 0 100 100
Mortgage-covered exposure 31.12.23
Exposure 220.4 93.4 24.5 10.7 2.5 0.4 0.5 352.3
as a percentage of total 63 27 7 3 1 0 0 100
1 The amount of each mortgage loan is allocated across

the LTV buckets

to indicate the portion at risk at the various value

levels shown; for example, a loan of 75

with an LTV ratio

of 75% (i.e. a collateral value

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
Gross banking products

exposure decreased

by USD 42bn to

USD 73bn as of

31 December 2024,

due to a

decrease in
balances at

central banks.

The banking

products exposure

is almost equally

distributed between

investment grade

and
sub-investment grade rating, with a slight predominance

of the latter.
Mandated loan underwriting commitments on a notional basis were USD

4.6bn as of 31 December 2024 (31 December
2023: USD 2.1bn), reflecting new

mandates during the

year. As of

31 December 2024, USD 0.2bn of

these commitments
had not yet been distributed

as originally planned. The

loan underwriting commitments

reported as of the end

of 2023
were fully syndicated or canceled in 2024.

Loan underwriting exposures are classified

as held for trading,

with fair values reflecting the

market conditions at the end
of 2024. Credit hedges are in place to help protect against fair value movements in the portfolio.
›
Refer to “Credit risk models” in this section for

more information about rating grades and rating agency

mappings

Annual Report 2024 |
Risk, capital, liquidity and funding, and

balance sheet | Risk management and control

104
Investment Bank: banking products exposure, by geographical region
1
31.12.24 31.12.23
2
USD m % USD m %
Asia Pacific 5,813 9.8 5,405 8.7
Latin America 778 1.3 791 1.3
Middle East and Africa 392 0.7 413 0.7
North America 37,568 63.4 40,542 65.1
Switzerland 132 0.2 168 0.3
Rest of Europe 14,533 24.5 14,983 24.0
Exposure 59,216 100.0 62,301 100.0
1 Excluding balances at

central banks and Group

Treasury reallocations.

2 Legacy Credit Suisse

exposure includes only loans

and advances to

customers and guarantees and

loan commitments presented

before
reflection of the impact of the purchase price allocation adjustments.
Investment Bank: banking products exposure, by industry sector
1
31.12.24 31.12.23
2
USD m % USD m %
Banks 6,895 11.6 5,281 8.5
Chemicals 2,403 4.1 1,752 2.8
Electricity, gas, water supply 443 0.7 843 1.4
Financial institutions, excluding banks 21,278 35.9 17,543 28.2
Manufacturing 5,168 8.7 8,220 13.2
Mining 1,461 2.5 1,548 2.5
Public authorities 587 1.0 1,356 2.2
Real estate and construction 2,226 3.8 2,491 4.0
Retail and wholesale 5,238 8.8 5,667 9.1
Technology and communications 7,274 12.3 8,234 13.2
Transport and storage 838 1.4 1,160 1.9
Other 5,405 9.1 8,206 13.2
Exposure 59,216 100.0 62,301 100.0
1 Excluding balances at

central banks and Group

Treasury reallocations.

2 Legacy Credit Suisse

exposure includes only loans

and advances to

customers and guarantees and

loan commitments presented

before
reflection of the impact of the purchase price allocation adjustments.
Non-core and Legacy
Gross

banking

products

exposure

decreased

by

USD 40bn

to

USD 33bn

as

of

31 December

2024,

mainly

due

to

a
decrease

in

balances

at

central

banks

and

also

due

to

reductions

in

all

other

banking

product

exposures,

reflecting
portfolio de-risking.

As

of

31 December

2024,

Non-core

and

Legacy

had

no

mandated

loan

underwriting

commitments,

compared

with
commitments of USD 1.0bn on a notional basis as of 31

December 2023.
›
Refer to “Balance sheet assets” in the “Capital,

liquidity and funding, and balance sheet” section

of this report for more
information
›
Refer to the “Our businesses” section of this

report for more information
›
Refer to the “Non-core and Legacy” section of this

report for more information
Group Items
Gross banking products

exposure, which arises

primarily in connection with

treasury activities, increased

by USD 7bn to
USD 17bn as of 31 December 2024, due to an

increase in balances at central banks,

partly offset by a decrease

in other
financial assets at amortized cost.
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

Annual Report 2024 |
Risk, capital, liquidity and funding, and

balance sheet | Risk management and control

105
Trading in OTC derivatives

is conducted through central

counterparties where practicable.

Where central counterparties
are not used, we have clearly defined

policies and processes for trading on a

bilateral basis. Trading is typically conducted
under bilateral International Swaps and Derivatives

Association agreements or similar master netting agreements,

which
generally

permit

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
›
Refer to “Note 22 Offsetting financial assets and financial

liabilities” in the “Consolidated financial statements”

section of this
report for more information about the effect of netting and collateral arrangements on derivative exposures
Investment Bank, Non-core and Legacy,

and Group Treasury:

traded products exposure, by internal UBS ratings
1
USD m, except where indicated 31.12.24 31.12.23
Investment

grade /

Rating

1–5
Sub-investment grade
Defaulted /

Credit-impaired
Traded

products

exposure,
net
2
Investment

grade /

Rating

1–5
Sub-investment grade
Defaulted /

Credit-impaired
Traded

products

exposure,
net
2
Product
Rating

6–9
Rating

10–13
Rating

6–9
Rating

10–13
OTC derivatives 16,266 841 40 211 17,357 10,708 1,081 165 95 12,049
ETD 10,245 109 0 0 10,353 12,108 73 5 0 12,186
SFTs 18,063 289 0 0 18,352 22,807 227 10 0 23,044
Traded products exposure, net
2 44,573 1,239 40 211 46,062 45,623 1,381 181 95 47,279
1 The ratings

of the major credit

rating agencies, and

their mapping to our

internal rating scale,

are shown in the

“Internal UBS rating

scale and mapping of

external ratings” table in

this section.

2 After credit
valuation adjustments and hedges.
Investment Bank, Non-core and Legacy,

and Group Treasury:

net OTC derivatives and SFT exposure, by geographical
region
Net OTC derivatives exposure Net SFT exposure
31.12.24 31.12.23 31.12.24 31.12.23
USD m % USD m % USD m % USD m %
Asia Pacific 5,126 29.5 1,638 13.6 2,307 12.6 2,840 12.3
Latin America 88 0.5 349 2.9 27 0.1 67 0.3
Middle East and Africa 111 0.6 236 2.0 511 2.8 437 1.9
North America 4,165 24.0 4,555 37.8 4,946 27.0 3,243 14.1
Switzerland 2,522 14.5 1,029 8.5 494 2.7 3,939 17.1
Rest of Europe 5,345 30.8 4,243 35.2 10,066 54.9 12,517 54.3
Exposure 17,357 100.0 12,049 100.0 18,352 100.0 23,044 100.0
Investment Bank, Non-core and Legacy,

and Group Treasury:

net OTC derivatives and SFT exposure, by industry sector
Net OTC derivatives exposure Net SFT exposure
31.12.24 31.12.23 31.12.24 31.12.23
USD m % USD m % USD m % USD m %
Banks 1,673 9.6 1,829 15.2 1,577 8.6 3,008 13.1
Chemicals 7 0.0 19 0.2 0 0.0 0 0.0
Electricity, gas, water supply 138 0.8 116 1.0 0 0.0 0 0.0
Financial institutions, excluding banks 14,804 85.3 8,577 71.2 16,357 89.1 16,143 70.1
Manufacturing 32 0.2 51 0.4 0 0.0 0 0.0
Mining 65 0.4 17 0.1 0 0.0 0 0.0
Public authorities 446 2.6 993 8.2 417 2.3 3,890 16.9
Retail and wholesale 9 0.1 20 0.2 0 0.0 0 0.0
Transport, storage and communication 24 0.1 174 1.4 0 0.0 3 0.0
Other 159 0.9 255 2.1 0 0.0 0 0.0
Exposure 17,357 100.0 12,049 100.0 18,352 100.0 23,044 100.0

Annual Report 2024 |
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
For residential

properties

occupied

by the

borrower,

the maximum

LTV

for the

standard

approval

process

is 80%.

For
income-producing real estate

(IPRE), the maximum

LTV allowed within

the standard approval

process ranges from

30%
to 75%, depending on the type and age of the property,

and the amount of renovation work needed.

Audited |
The value we assign to each property is based on the lowest

value determined from model-derived valuations, the
purchase price, an asset value for IPRE and, in some cases,

an additional external valuation.
▲
To

take

market

developments

into

account

for

external

valuation

models,

an

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
type and

loan size

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

other factors. Serviceability

may be

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

bonds,

equities

and

certain
hybrid securities),

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

always
remains within the

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

Annual Report 2024 |
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

portfolio hedges (SPHs),

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
exposures. SPHs are

structured to achieve

true risk transfer

by providing

explicit protection against events

that could cause
a loss in the referenced hedged

positions, with the hedge

payoff matched to the actual

loss incurred on those positions
(i.e.

no

basis

risk).

Buying

credit

protection,

if

unfunded,

also

creates

credit

exposure

with

regard

to

the

protection
provider.

We

monitor

and

limit

exposures

to

credit

protection

providers

and

also

monitor

the

effectiveness

of

credit
hedges.
▲
›
Refer to “Note 11 Derivative instruments”

in the “Consolidated financial statements”

section of this report for more information
›
Refer to the 31 December 2024 Pillar 3 Report,

available under “Pillar 3 disclosures” at
ubs.com/investors, for more information
about risk transfer through synthetic securitizations
Mitigation of settlement risk
To

mitigate settlement

risk, we

reduce

actual settlement

volumes by

using multi-lateral

and bilateral

agreements

with
counterparties, including

payment netting.

In relation to

the exchange of

cash or securities,

transactions can

be settled
on a delivery-versus-payment basis.
Foreign exchange

transactions are

our most

significant

source of

settlement

risk. We

are a

member of

CLSSettlement
(operated

by

CLS,

formerly

known

as

Continuous

Linked

Settlement),

an

industry

utility

that

provides

a

multi-lateral
framework to settle transactions on

a payment-versus-payment basis, thus reducing foreign-exchange-related settlement risk relative

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
▲
›
Refer to the 31 December 2024 Pillar 3 Report,

available under “Pillar 3 disclosures” at
ubs.com/investors, for more information
about the regulatory capital calculation under the A-IRB approach and our key credit risk models
Audited |

Internal UBS rating scale and mapping of external ratings
Internal UBS rating 1-year PD range, in % Description
Moody’s Investors
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
9 2.10–3.50 B1 B+ B+
10 3.50–6.00 B2 B B
11 6.00–10.00 B3 B– B–
12 10.00–17.00 Caa1 to Caa2 CCC+ to CCC CCC+ to CCC
13 >17 Caa3 to C CCC– to C CCC– to C
Counterparty is in default

Default Defaulted D D
▲

Annual Report 2024 |
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
For traded

products

under the

internal

model method

for derivatives

and the

repo value-at-risk

approach

for SFTs,

we derive
EAD by

modeling the

range of

possible

exposure outcomes

at various

points in

time using

a simulation

based on

a scenario-
consistent

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

Loss given default
LGD is

the magnitude

of the

likely loss

if there

is a

default. Our

LGD estimates,

which consider

downturn conditions,
include

loss

of

principal,

interest

and other

amounts

less

recovered

amounts.

We

determine

LGD

based

on

the

likely
recovery

rate

of

claims

against

defaulted

counterparties,

which

depends

on

the

type

of

counterparty

and

any

credit
mitigation due

to collateral

or guarantees.

Our estimates

are supported

by internal

loss data

and external

information,
where available. If we hold collateral,

such as marketable securities or a

mortgage on a property,

LTV

ratios are typically
a key

parameter in

determining LGD.

For risk-weighted

asset (RWA)

calculation, floors

are applied

to LGD

in line

with
regulation.
Expected loss
We use the concept of EL to quantify future

credit losses that may be implicit in our current

portfolio. The EL for a given
credit facility

is the product

of the three

components described above,

i.e. PD, EAD

and LGD. We

aggregate the

EL for
individual counterparties to derive expected portfolio credit losses.
IFRS 9 – ECL credit risk models
Expected credit loss
ECL is

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

to be unbiased

(i.e. exclude conservative

adjustments) and include

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

Stage 1 and 2 ECL

releases

in 2024
were USD 99m,

and the

respective allowances

and provisions

as of 31

December 2024

were USD 946m.

This included
ECL allowances and provisions

of USD 838m related to

positions under the Basel III A-IRB

approach. Basel III EL for

non-
defaulted positions was USD 1,406m.
›
Refer to “Note 1 Summary of material accounting

policies” in the “Consolidated financial statements”

section of this report for
more information about our accounting policy for allowances

and provisions for ECL including key definitions

relevant for the ECL
calculation under IFRS 9

Annual Report 2024 |
Risk, capital, liquidity and funding, and

balance sheet | Risk management and control

109
The table below shows the main differences between the

two expected loss measures.
Basel III EL (A-IRB approach) IFRS 9 ECL
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

(an SICR), a
maximum 12-month ECL is recognized. Once an

SICR event has
occurred, a lifetime ECL is recognized considering

expected
default events over the life of the transaction.
Exposure at
default
(EAD)
EAD is the amount we expect a counterparty

to owe us at the
time of a possible default. For banking products,

EAD equals the
book value as of the reporting date; for traded products,

the vast
majority of EAD is modeled. For lending, EAD

is expected to
remain constant over a 12-month period. For loan

commitments,
a credit conversion factor is applied to model expected

future
drawdowns.
EAD is generally calculated on the basis of the

cash flows that are
expected to be outstanding at the individual

points in time during
the life of the transaction.

For loan commitments, a credit
conversion factor is applied to model expected

future drawdowns.
Probability of
default
(PD)
PD estimates are determined on a through-the-cycle

(TTC) basis.
They represent historical average PDs, taking into account
observed losses over a prolonged historical period,

and therefore
are less sensitive to movements in the underlying

economy.
PD estimates are determined on a point-in-time

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
Use of scenarios No use of scenarios.
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

Where we consider it appropriate

we apply limits on this basis.
Stress scenarios and methodologies are tailored to portfolios’

natures, ranging from regionally focused to global systemic
events and varying in time horizon.
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

›
Refer to “Model risk” in this section for more information

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

Annual Report 2024 |
Risk, capital, liquidity and funding, and

balance sheet | Risk management and control

110
Changes to models and model parameters during the period
As

part

of

our

continuous

efforts

to

enhance

models

to

reflect

market

developments

and

newly

available

data,

we
updated several models in 2024.
In Personal

& Corporate

Banking and

Global Wealth

Management,

we implemented

a new

Swiss corporate

PD model
and updated

the retail

and corporate

LGD parameters

of the

Swiss LGD

model. In

addition, we

implemented an

RWA
add-on

for

IPRE mortgages

to private

clients in

Switzerland

as an

alternative

to recalibrating

the

PD model

.

In

Global
Wealth

Management,

the

conservative

fixed

RWA

add-on

for

concentrated

equity

lending

and

lending

against
concentrated

hedge fund

and private

equity collateral

was replaced

by a

dynamic RWA

buffer calculation

based on

a
detailed transactional risk

assessment that will

be in place

until the expected

go-live of dedicated

models in the

second
half of 2025.
In the Investment Bank, new PD models for broker-dealers and mortgage originators went live, and PD models for banks and hedge

funds were

recalibrated. In

addition, certain

RWA multipliers

were adjusted

as a

result of

improvements to
models,

and

the

majority

of

the

mortgage

originators

portfolio

has

been

switched

from

the

A-IRB

approach

to

the
securitization standardized approach framework. Furthermore, we deployed a new US

commercial real estate LGD model
across the

Investment

Bank

and Global

Wealth

Management, and

in

Global Wealth

Management

we

implemented

a
supervisory slotting model for the commercial real estate portfolio outside the US and Switzerland.
For the sovereign

portfolio on the

legacy Credit Suisse

infrastructure, we rolled

out the UBS

sovereign PD model,

replacing
the previous

Credit Suisse

model. In

addition, the

Credit Suisse

PD model

for fund-linked

products and

the equity

REIT
supervisory

slotting

model

were

decommissioned,

as

there

was

no

remaining

exposure

on

the

legacy

Credit

Suisse
infrastructure.

The

Credit

Suisse

models

for

hedge

funds

and

broker-dealers

were

also

decommissioned,

due

to

the
reduced remaining materiality

of the respective portfolios

on the legacy Credit

Suisse infrastructure, with

the remaining
exposure now

subject to

the standardized

approach for

the calculation

of risk-weighted

assets. For

positions that

have
migrated from Credit Suisse to UBS infrastructure,

UBS models have been adopted accordingly.
Where required,

changes

to

models and

model

parameters

were

approved by

the

Swiss Financial

Market

Supervisory
Authority (FINMA) before implementation.
›
Refer to “Risk-weighted assets” in the “Capital,

liquidity and funding, and balance sheet” section

of this report for more
information about the effect of the changes to models

and model parameters on credit risk RWA
Credit-risk-model-related regulatory capital developments
In Switzerland,

the amendments

to the

Capital Adequacy

Ordinance

that

incorporate

the final

Basel III

standards

into
Swiss law entered

into force on 1 January

2025, together with implementing

ordinances issued by

FINMA in 2024. The
adoption

of

the

final

Basel III

standards

led

to

a

number

of

revisions

to

the

internal

ratings-based

(IRB)

approaches,
namely: (i)
removing the option

of using the A-IRB

approach for

certain asset classes (including

general corporates with
consolidated annual

revenues greater

than EUR 500m,

and banks

and other

financial institutions);

(ii)
placing floors

on
certain model inputs under the IRB

approach, e.g. PD and LGD; and (iii)
introducing various requirements to reduce RWA
variability (e.g. for LGD). In addition, the removal of the internal model approach for credit valuation adjustment became
effective on 1 January 2025. The aforementioned revisions have been adopted for all

FINMA-regulated entities, including
the UBS Group.
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
Default and credit impaired
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

90-
day criterion

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

Exposure categorization

Performing
Non-performing
Stage 1
Credit exposures with no significant increase in the risk of default since initial recognition
Stage 2
(significant increase in credit risk)
Credit exposures with a significant increase in the risk of default since initial recognition
Stage 3[1]
(credit impaired)
Credit exposures that are classified as in default
0–30 days past due
31–90 days past due
91–180 days past due (certain exposures)
More than 90 days past due (more than 180 days for certain exposures)
Forbearance / credit restructuring
Credit exposures where concessions exceeding our risk tolerance have been granted under imminent payment default or in default
Purchased credit impaired (PCI)
Credit exposures classified as PCI at initial recognition for which the credit situation has subsequently improved
Credit exposures where full collection of initial contractual claims has been doubtful since initial recognition

1 Excluding purchased credit-impaired instruments.

Annual Report 2024 |
Risk, capital, liquidity and funding, and

balance sheet | Risk management and control

111
An instrument

is classified

as credit

impaired

if the

counterparty

is classified

as defaulted

and / or

the instrument

is identified
as purchased credit

impaired (PCI). An

instrument is PCI if

it has been purchased

at a deep discount to its carrying

amount
following a

risk

event

of

the

issuer

or

originated with

a

defaulted counterparty.

Once

a

financial asset

is

classified as
defaulted /

credit impaired

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

period of time.
▲
Forbearance (credit restructuring)
Audited |
If payment

default is

imminent or

default has

already occurred,

we may

grant concessions

to borrowers

in financial
difficulties that we would otherwise not consider in the normal course of business, such as offering preferential interest rates,
extending

maturity,

modifying

the

schedule

of

repayments,

debt / equity

swap,

subordination,

etc.

When

a

forbearance
measure takes

place, each case

is considered

individually, and

the exposure

is generally

classified as

defaulted. Forbearance
classification

remains

until

the

loan

is

repaid

or

written

off,

non-preferential

conditions

are

granted

that

supersede

the
preferential conditions or the counterparty has

recovered, and the preferential conditions no

longer exceed our risk tolerance.
Contractual

adjustments

when

there

is

no

evidence

of

imminent

payment

default,

or

where

changes

to

terms

and
conditions are within our usual risk tolerance, are not considered to be forborne.
▲
Loss history statistics
An

instrument

is

classified

as

credit

impaired

if

the

counterparty

has

defaulted.

This

also

includes

credit-impaired
exposures for which no loss has occurred

or for which no allowance has been recognized

(e.g. where we expect to fully
recover the exposures via collateral

held).

Coverage ratios are

calculated for

the core loan

portfolio by taking

ECL allowances

and provisions divided

by the

gross
carrying amount

of the

exposures. Core

loan exposure

is defined

as the

sum of

Loans and

advances to

customers and
Loans to financial advisors.

The total combined on-

and off-balance sheet coverage ratio

was 27 basis points as of

31 December 2024, 5 basis points
higher than the ratio as of 31 December 2023. The combined

stage 1 and 2 ratio of 10 basis points, 1 basis point

lower
than

the

ratio

as

of

31 December

2023;

the

stage 3

ratio

was

22%,

1 percentage

point

higher

than

the

ratio

as

of
31 December 2023, and the PCI ratio was 21%.
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

Annual Report 2024 |
Risk, capital, liquidity and funding, and

balance sheet | Risk management and control

112
Loss history statistics
USD m, except where indicated 31.12.24 31.12.23
1
31.12.22
Banking products, core exposure and off-balance sheet, gross
2
869,171 966,279 509,024
of which: amounts due from banks and loans and advances to customers, gross 600,884 662,525 402,801
Credit-impaired exposure, gross (stage 3 and PCI) 6,637 6,200 2,455 of which: credit-impaired amounts due from banks and loans

and advances to customers (stage 3 and PCI)
5,793 5,367 2,012
Non-performing amounts due from banks and loans and

advances to customers

6,044 5,806 2,333
ECL allowances and provisions for credit losses
3
2,507 2,261 1,091
of which: core loan exposure (all stages) 2,339 2,097 1,043
of which: amounts due from banks and loans and advances to customers

(all stages)
2,014 1,710 789
of which: amounts due from banks and loans and advances to customers

(stage 3 and PCI)
1,408 990 474
Write-offs (stage 3 and PCI) 348 93 95
of which: write-offs for amounts due from banks and loans

and advances to customers
329 78 74
Credit loss expense / (release)
4
551 1,037 29
Ratios
Credit-impaired lending assets as a percentage of total lending assets, gross (%)
5 1.0 0.8 0.5
Non-performing lending assets as a percentage of total lending assets, gross (%)
5 1.0 0.9 0.6
ECL allowances for lending assets as a percentage of total lending assets, gross (%)
5 0.3 0.3 0.2
Write-offs as a percentage of average gross lending assets outstanding during the period (%)
5
0.1 0.0 0.0
1 Comparative-period information has been revised. Refer to “Note 2 Accounting for the acquisition of the Credit Suisse Group” in the “Consolidated financial statements” section of this report for more information.

2 Includes amounts due from

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

5 Lending assets include amounts due from banks and loans and advances to customers.
Market risk
Audited |
Main sources of market risk
Market risks arise from both trading and non-trading

business activities.
–
Trading market risks arise

primarily in the Investment

Bank, Non-core and Legacy

and, to a lesser

extent, Global Wealth
Management. In the Investment Bank these risks are mainly connected with primary debt and equity underwriting, as well as securities

and derivatives trading for

market-making and client facilitation.

In Non-core and

Legacy,

market risks
arise mainly from structured trades, portfolios

of loans and securitized products, and

both complex and simple credit,
interest rate

and equity

derivative transactions.

A limited

contribution to

market risk

in Global

Wealth Management
comes from municipal securities and taxable fixed-income securities.
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

market risks.

Non-trading market

risks not included

in VaR

are covered

in the risks

controlled
by the Market and Treasury Risk Control functions.
–
Our primary portfolio measures of market risk are liquidity-adjusted stress loss and VaR. Both are subject to limits that
are approved

by the

Board of

Directors (the

BoD). Market

risk measurement

for certain

legacy Credit

Suisse components
can differ from

the UBS Group

excluding the aforementioned legacy

Credit Suisse components,

as set out

below. These
positions continue to be managed

on legacy Credit Suisse infrastructure

until full migration of these positions

to UBS
infrastructure or the liquidation of the positions.
–
These measures are

complemented by

concentration and

granular limits for

general and specific

market risk factors.
Our trading businesses are subject

to multiple market risk limits, which

take into account the extent of

market liquidity
and volatility, business outlook and growth,

and, for our single-name exposures, issuer credit quality.
–
Trading

market

risks

are

managed

at

portfolio

level.

As

risk

factor

sensitivities

change

due

to

new

transactions,
transaction expiries or changes

in market levels, risk

factors are dynamically

rehedged to remain

within limits. We

do
not generally seek to distinguish in the trading portfolio between specific positions and associated hedges.
–
Issuer

risk

for

credit

products

is

controlled

by

limits

applied

at

the

business

division

level

based

on

jump-to-zero
measures, which estimate maximum default exposure (the

default event loss assuming zero recovery).
–
Non-trading

foreign

exchange

risks

are

managed

under

market

risk

limits,

with

the

exception

of

Group

Treasury
management of consolidated capital activity.

Annual Report 2024 |
Risk, capital, liquidity and funding, and

balance sheet | Risk management and control

113
Our CRO Treasury function applies a holistic risk framework, setting the appetite for treasury-related risk-taking activities across the

Group. Key

elements

of the

framework

include an

overarching

regulatory

(interest rate

risk in

the banking
book (IRRBB)) delta

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

for
commercial purposes by business

management and Risk Control

and regular monitoring and

reporting by Group Finance.
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

assumes no change in the Group’s

trading positions over the
set time horizon.
We calculate VaR daily.

The profit or loss

distribution from which VaR

is estimated is

derived from our internally

developed
VaR model,

which simulates

returns over

the holding

period for

risk factors

our trading

positions are

sensitive to,

and
subsequently

quantifies the profit / loss effect

of these risk

factor returns on

our trading positions. Systematic

commodity,
credit,

equity,

foreign

exchange

rate

and

interest

rate

risk

factor

returns

are

based

on

a

pure

historical

simulation
approach. An unweighted

five-year look-back window

is used for the

UBS Group excluding certain

legacy Credit Suisse
components and an exponentially weighted two-year window for the aforementioned legacy Credit Suisse components.
Modeling idiosyncratic

and specific

risks for

equity and

credit risk

factors using

historical simulation

is challenging,

due
to the

limited availability

of continuous

good-quality historical

data. Wherever

possible, historical

simulation to

model-
specific risk is used for

the legacy Credit Suisse components; however, both traded market risk portfolios rely upon factor
models

to

distinguish

systematic

and

idiosyncratic

returns.

For

the

UBS

Group

excluding

certain

legacy

Credit

Suisse
components, idiosyncratic

returns are simulated

through a Monte

Carlo model, aggregating

the sum of

systematic and
residual returns

in such

a way

that systematic

and residual

risk are

consistently

captured.

For

the legacy

Credit

Suisse
components, the available

distribution of idiosyncratic

returns is used

to determine an

extreme scenario for

a given risk
factor’s

specific

risk;

the

resultant

VaR

and extreme

scenario

loss for

a

given

risk

factor

are

aggregated

using

a

zero-
correlation assumption.

For both the UBS Group excluding certain legacy Credit Suisse components and the aforementioned legacy Credit Suisse components,

VaR

models

are

used for

internal

management

purposes

and

for

determining

market

risk risk-weighted
assets

(RWA),

although

the

two

use

cases

consider

different

confidence

levels

and

time

horizons.

For

internal
management purposes, risk

limits are established and

exposures measured using

VaR at a
95
% confidence level for

the
UBS Group

excluding

certain

legacy

Credit

Suisse

components

and
98
% for

the

aforementioned

legacy

Credit

Suisse
components,

with a 1-day holding period, aligned to the

way we consider the risks associated with our trading

activities.
The regulatory

measure of

market risk

used to

underpin the

market risk

capital requirements

under Basel III

involves a
measure equivalent to a
99
% confidence level using a 10-day holding

period. To calculate a 10-day holding period

VaR,
we use 10-day risk factor returns.

Annual Report 2024 |
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
We also

use stressed

VaR (SVaR)

for the

calculation of

market risk

RWA. SVaR

uses broadly

the same

methodology as
regulatory

VaR and

is calculated

using the

same

population,

holding

period (10-day)

and confidence

level (
99
%). For
SVaR, both for the UBS Group excluding certain

legacy Credit Suisse components and the aforementioned

legacy Credit
Suisse components, the most

significant one-year period

of financial stress from

a historical dataset covering

the period
from 1 January 2007 to the present is identified.
▲
›
Refer to the 31 December 2024 Pillar 3 Report,

available under “Pillar 3 disclosures” at
ubs.com/investors, for more information
about the regulatory capital calculation under the advanced

internal ratings-based approach
Management VaR for the period
The

UBS

Group

excluding

certain

legacy

Credit

Suisse

components

continued

to

maintain

generally

low

levels

of
management VaR.

Average management

VaR

(1-day,

95% confidence

level) decreased

to USD 12m

from USD

15m in
2024, mainly driven by the Investment Bank’s Global Markets

business.
Average management VaR (1-day, 98% confidence level) of the legacy Credit Suisse components decreased to USD 12m from USD 29m in 2024, driven by continued strategic migration of positions to UBS and exposure reduction in Non-core and Legacy.
Audited |

Management value-at-risk (1-day, 95% confidence level, 5 years of historical data) of the business divisions and Group
Items excluding certain legacy Credit Suisse components, by general market risk type
1,2
For the year ended 31.12.24
USD m Equity
Interest
rates
Credit
spreads
Foreign
exchange Commodities
Min.
0
11
6
1
2
Max.
12
24
16
9
14
Average
4
16
9
4
4
31.12.24
1
20
10
3
4
Total management VaR
5
23
12
11
Average (per business division and risk type)
Global Wealth Management
1
2
2
1
0
1
2
0
0
Personal & Corporate Banking
0
0
0
0
0
0
0
0
0
Asset Management
0
0
0
0
0
0
0
0
0
Investment Bank
3
23
11
10
4
15
8
3
4
Non-core and Legacy
1
3
1
1
0
1
1
0
0
Group Items
4
12
5
6
1
4
3
1
0
Diversification effect
3,4
(6)
(8)
(1)
(5)
(4)
(1)
0
For the year ended 31.12.23
USD m Equity
Interest
rates
Credit
spreads
Foreign
exchange Commodities
Min.
3
9
3
1
1
Max.
19
21
19
10
10
Average
9
12
6
2
3
31.12.23
11
19
7
2
3
Total management VaR
7
25
15
19
Average (per business division and risk type)
Global Wealth Management
1
2
1
2
0
1
2
0
0
Personal & Corporate Banking
0
0
0
0
0
0
0
0
0
Asset Management
0
0
0
0
0
0
0
0
0
Investment Bank
5
23
14
18
9
12
5
2
3
Non-core and Legacy
1
2
1
1
0
1
1
0
0
Group Items
3
6
4
5
1
4
3
1
0
Diversification effect
3,4
(6)
(7)
(1)
(5)
(4)
(1)
0
1 The legacy Credit Suisse components not

included in the UBS Group management VaR

predominantly reflect the portfolio in Non-core and Legacy.

These positions continue to be managed on legacy

Credit Suisse
infrastructure based on legacy Credit Suisse management VaR methodology until full migration of these positions to UBS infrastructure or the liquidation of the positions. This process is ongoing, and the management
VaR of the legacy Credit Suisse components is

expected to continue decreasing over time.

2 Statistics at individual levels may not be

summed to deduce the corresponding aggregate figures. The minima and maxima for each level

may occur on

different days, and,

likewise, the

VaR for

each business line

or risk type,

being driven by

the extreme loss

tail of the

corresponding distribution of

simulated profits and

losses for that
business line or risk type,

may well be driven by different

days in the historical time series,

rendering invalid the simple

summation of figures to arrive at

the aggregate total.

3 The difference between the

sum of
the standalone VaR

for the business

divisions and Group

Items and the

total VaR.

4 As the

minima and maxima for

different business divisions

and Group Items

occur on different

days, it is

not meaningful to
calculate a portfolio diversification effect.

Annual Report 2024 |
Risk, capital, liquidity and funding, and

balance sheet | Risk management and control

115

Management value-at-risk (1-day, 98% confidence level, 2 years of historical data) of certain legacy Credit

Suisse
components of the business divisions and Group Items, by general market risk type
1,2
For the year ended 31.12.24
USD m Equity
Interest
rates
Credit
spreads
Foreign
exchange Commodities
Min.
1
2
4
0
0
Max.
13
12
14
5
1
Average
5
6
9
1
0
31.12.24
1
2
4
1
0
Total management VaR
5
21
12
5
Average (per business division and risk type)
Global Wealth Management
1
3
2
1
1
0
1
0
0
Personal & Corporate Banking
0
0
0
0
0
0
0
0
0
Asset Management
0
0
0
0
0
0
0
0
0
Investment Bank
1
11
3
1
2
1
1
0
0
Non-core and Legacy
4
16
10
4
4
4
9
1
0
Group Items
0
0
0
0
0
0
0
0
0
Diversification effect
3,4
(3)
(1)
(2)
1
(2)
0
0
For the year ended 31.12.23
5
USD m Equity
Interest
rates
Credit
spreads
Foreign
exchange Commodities
Min.
9
10
13
0
0
Max.
17
40
34
5
3
Average
13
17
20
2
1
31.12.23
13
12
13
1
0
Total management VaR
20
46
29
21
Average (per business division and risk type)
Global Wealth Management
2
14
9
2
1
1
9
0
0
Personal & Corporate Banking
0
1
0
0
0
0
0
0
0
Asset Management
0
0
0
0
0
0
0
0
0
Investment Bank
8
15
11
11
10
1
3
1
1
Non-core and Legacy
15
33
20
16
8
13
17
2
0
Group Items
0
0
0
0
0
0
0
0
0
Diversification effect 3,4
(12)
(8)
(6)
1
(9)
(1)
0
1 The legacy Credit Suisse components not

included in the UBS Group management VaR

predominantly reflect the portfolio in Non-core and Legacy.

These positions continue to be managed on legacy

Credit Suisse
infrastructure based on legacy Credit Suisse management VaR methodology until full migration of these positions to UBS infrastructure or the liquidation of the positions. This process is ongoing, and the management
VaR of the legacy Credit Suisse components is

expected to continue decreasing over time.

2 Statistics at individual levels may not be

summed to deduce the corresponding aggregate figures. The minima and maxima for each level

may occur on

different days, and,

likewise, the

VaR for

each business line

or risk type,

being driven by

the extreme loss

tail of the

corresponding distribution of

simulated profits and

losses for that
business line or risk type,

may well be driven by different

days in the historical time series,

rendering invalid the simple

summation of figures to arrive at

the aggregate total.

3 The difference between the

sum of
the standalone VaR

for the business

divisions and Group

Items and the

total VaR.

4 As the

minima and maxima for

different business divisions

and Group Items

occur on different

days, it is

not meaningful to
calculate a portfolio diversification

effect.

5 Divisional comparative-period

information has been restated

for changes in business

division perimeters. The

Investment Bank management VaR

consists of positions
that we plan to retain and which were previously reported in Non-core and Legacy.
▲
VaR limitations
Audited |
Actual realized market risk losses may differ

from those implied by VaR

for a variety of reasons.
–
VaR is calibrated to a specified level of confidence and

may not indicate potential losses beyond this confidence

level.
–
The 1-day time horizon used

for VaR for internal management

purposes (a 10-day horizon for regulatory

VaR) may not
fully capture market risk of positions that cannot be closed out or hedged within the specified period.
–
In

some

cases,

VaR

calculations

approximate

the

effect

of

changes

in

risk

factors

on

the

values

of

positions

and
portfolios.

–
Effects

of

extreme

market

movements

are

subject

to

estimation

errors,

which

may

result

from

non-linear

risk
sensitivities,

and

the

potential

for

actual

volatility

and

correlation

levels

to

differ

from

assumptions

implicit

in

VaR
calculations.
–
The choice of a

longer historical window means

sudden increases in market

volatility will tend not

to increase VaR as
quickly as

the use

of shorter

historical observation

periods, but

such increases

will affect

VaR for

a longer

period of
time. Similarly, after periods

of increased volatility, as markets

stabilize, VaR predictions will remain

more conservative
for a period of time, influenced by the length of the historical observation period.

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

Annual Report 2024 |
Risk, capital, liquidity and funding, and

balance sheet | Risk management and control

116
Backtesting of VaR
VaR backtesting

is a performance

measurement process

in which a

1-day VaR

prediction is

compared with

the realized
1-day

profit

or

loss.

We

compute

backtesting

VaR

using

a

99%

confidence

level

and

1-day

holding

period

for

the
regulatory

VaR

population.

Since 99%

VaR

at UBS

is defined

as a

risk measure

that operates

on the

lower tail

of the
profit

or

loss

distribution,

99%

backtesting

VaR

is

a

negative

number.

Backtesting

revenues

exclude

non-trading
revenues, such as valuation reserves,

fees and commissions,

and revenues from

intraday trading, so as to provide

a like-
for-like

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
The UBS Group excluding certain legacy Credit Suisse components had no new negative backtesting exceptions in

2024.
The number

of negative

backtesting exceptions

within the

most recent

250-business-day window

remained at

zero at
the end of 2024.
For

legacy

Credit

Suisse

components,

the

number

of

negative

backtesting

exceptions

within

the

most

recent

250-
business-day window remained at three at the end of 2024. This reflected three new exceptions driven by Non-core and
Legacy that

counted toward

the total

number of

exceptions relevant

for the

capital multiplier

and the

roll-off of

three
2023 exceptions from the 250-business-day window.

Annual Report 2024 |
Risk, capital, liquidity and funding, and

balance sheet | Risk management and control

117
As

the

number

of

negative

backtesting

exceptions

for

both

the

UBS

Group

excluding

certain

legacy

Credit

Suisse
components and the aforementioned

legacy Credit Suisse components remained

below five, the Swiss Financial

Market
Supervisory

Authority

(FINMA)

VaR

multiplier

derived

from

negative

backtesting

exceptions

for

market

risk

RWA

was
unchanged compared with 2023, at 3.0.

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

procedures
VaR model developments in 2024
Audited |
In January 2024 we made two material VaR model changes to the VaR model of the UBS Group excluding certain legacy Credit

Suisse components:

(i) the integration

of time

decay into

regulatory VaR

and stressed

VaR

for derivatives
with optionality;

and (ii) an improvement

in the profit or

loss representation

of derivatives with multiple

underlyings. As
reported

in the

UBS Group

first quarter

2024 report,

the two

changes resulted

in a

significant increase

in market

risk
RWA.

In the

second quarter

of 2024,

certain components

of the

legacy Credit

Suisse VaR

model were

upgraded: (i) the

full-
revaluation

framework

was

extended

to

include

interest

rate

and

interest

rate

volatility

risk

factors;

(ii) empirical
correlations in the aggregation of specific risk

for the price risk of fund-linked products were added; and

(iii) a two-factor
regression model for traded loans was introduced. These changes did not have a material impact on market risk RWA.
▲
Market-risk-related regulatory capital developments

The Basel

Committee on

Banking Supervision

(the BCBS)

final Basel III

standards on

the minimum

capital requirements
for market risk, known

as the Fundamental Review

of the Trading Book (the FRTB), entered into

force on 1 January 2025.
FINMA issued implementing

ordinances to

support these

changes. These ordinances

are effective

from 1 January

2025
and

provide

technical

details

for

the

revised

Capital

Adequacy

Ordinance,

ensuring

alignment

with

international
standards. Key elements of the revised market risk framework include:

(i) changes to the internal model-based approach,
including

changes

to

the

model

approval

and

performance

measurement

process;

(ii) changes

to

the

standardized
approach with the aim

of providing a credible

fallback method for an

internal model-based approach; and

(iii) a revised
boundary between the trading book and the banking book.
As part of

going live with

the FRTB,

UBS has adopted

the standardized approach

for all FINMA-regulated

legal entities,
including the UBS Group.

›
Refer to “Risk-weighted assets” in the “Capital,

liquidity and funding, and balance sheet” section

of this report for more
information about the development of RWA,

including the regulatory add-on
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

Derivative financial

instruments, including

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

Annual Report 2024 |
Risk, capital, liquidity and funding, and

balance sheet | Risk management and control

118
Risk management and governance
IRRBB is measured using several metrics, the most

relevant of which are the following.
–
EVE sensitivity

to yield

curve moves

is calculated

as changes

in the

present value

of future

cash flows

irrespective of
accounting treatment.

These yield curve

moves are also

the key

risk factors for

statistical and stress-based

measures,
e.g. VaR and stress scenarios, as well as the

regulatory interest rate scenarios. These are

measured and reported daily.
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

(the Group

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

Annual Report 2024 |
Risk, capital, liquidity and funding, and

balance sheet | Risk management and control

119
Economic value of equity sensitivity
Audited |
The EVE sensitivity

in the UBS

Group banking

book to a

+1-basis-point parallel shift

in yield curves

was negative
USD
37.3
m as of 31

December 2024, compared

with negative USD
30.1
m as of 31

December 2023. This

excluded the
sensitivity of

USD
5.5
m from

AT1

capital instruments

(as per

specific FINMA

requirements)

in contrast

to general

BCBS
guidance.

The

exposure

in

the

banking

book

of

the

UBS

Group

increased

in

2024,

driven

by

net

interest

income
stabilization initiatives.
The majority

of our

IRRBB is

a reflection

of the

net asset

duration that

we ran

to offset

our modeled

sensitivity of

net
USD
29.4
m (31 December 2023:

USD
24.3
m) assigned to

our equity, goodwill and real

estate, with the

aim of generating
a

stable

NII contribution.

Of

this,

USD
17.1
m

and

USD
10.6
m

were

attributable

to the

US

dollar

and

the

Swiss

franc
portfolios, respectively,

(31 December 2023: USD
17.6
m and USD
5.6
m, respectively).
In addition to the aforementioned sensitivity, we calculate

the six interest rate shock scenarios prescribed by FINMA. The
“Parallel up” scenario, assuming all positions were measured at fair value, was the most severe and would have resulted in a

change in

EVE of

negative USD
6.7
bn, or
7.6
%, of

our tier 1

capital (31 December

2023: negative

USD
5.7
bn, or
6.2
%), which is well below the
15
% threshold as per the BCBS supervisory outlier test

for high levels of IRRBB.
The

immediate

effect

on our

tier 1

capital

in

the

“Parallel

up”

scenario

as

of 31

December

2024 would

have

been

a
decrease of

approximately USD
0.9
bn, or
1.0
% (31 December

2023: USD
0.9
bn, or
0.9
%), reflecting

the fact

that the
vast majority of our banking book

is accrual accounted or subject to hedge

accounting. The “Parallel up” scenario would
subsequently have a positive effect on NII, assuming a constant balance sheet.
As

the

overall

interest

rate

risk

sensitivity

shows

a

greater

impact

from

slower

asset

repricing

compared

with

faster
liabilities repricing, the “Parallel down”

scenario was the most beneficial and

would have resulted in a change

in EVE of
positive USD
7.2
bn (31 December 2023: positive USD
5.9
bn) and a small positive immediate effect on our tier 1

capital.

Net interest income sensitivity
The main NII

sensitivity in the

banking book resides

in Global Wealth

Management and Personal

& Corporate

Banking.
We

assign a

target

duration

to our

investment

of equity

portfolio,

and

Group

Treasury

actively

manages

the

residual
IRRBB. This

sensitivity is

assessed using

a number

of scenarios

assuming parallel

and non-parallel

shifts in

yield curves,
with various

degrees

of

severity,

and we

have

set

and

monitor

thresholds

for

the

NII sensitivity

to

immediate

parallel
shocks of –200 and +200 basis points under the assumption of no change to balance sheet size and product mix, stable
foreign exchange rates, and no specific management

action.
▲
›
Refer to the “Group performance”

section of this report for more information about sensitivity to interest rate movements
Audited |

Interest rate risk – banking book
31.12.24
USD m
Effect on EVE
1

– FINMA
Effect on EVE
1

– BCBS
Scenarios CHF EUR GBP USD Other Total
Additional tier 1 (AT1) capital
instruments Total
+1 bp
(10.5)
(1.4)
(0.3)
(24.6)
(0.5)
(37.3)
5.5
(31.7)
Parallel up
2
(1,509.7)
(263.7)
(65.5)
(4,758.9)
(95.6)
(6,693.4)
1,000.4
(5,693.0)
Parallel down
2
1,643.9
295.9
76.2
5,068.6
101.1
7,185.8
(1,173.0)
6,012.8
Steepener
3
(749.1)
(10.4)
(12.7)
(1,255.4)
(9.7)
(2,037.3)
168.0
(1,869.3)
Flattener
4
464.0
(33.3)
(0.2)
161.0
(10.5)
581.0
61.0
642.1
Short-term up
5
(149.4)
(112.2)
(22.8)
(1,820.7)
(46.1)
(2,151.1)
484.4
(1,666.7)
Short-term down
6
132.6
112.2
23.3
1,931.8
46.6
2,246.5
(504.4)
1,742.2
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

Annual Report 2024 |
Risk, capital, liquidity and funding, and

balance sheet | Risk management and control

120
Other market risk exposures
Own credit
We

are

exposed to

changes

in our

own credit

reflected

in the

valuation of

financial

liabilities designated

at fair

value
when our

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

US dollars) of non-US-dollar assets

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
Audited |
We make direct investments in a variety of entities and buy equity holdings in both listed and unlisted companies, with the aim of supporting

our business activities and delivering

strategic value to the

firm. This includes investments

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
for

commercial

purposes

by

business

management

and

Risk

Control,

portfolio

and

concentration

limits,

and

regular
monitoring and reporting to

senior management. They are

also included in our Group

-wide statistical and stress-testing
metrics, which flow into our risk appetite framework.
As of

31 December 2024, we

held equity investments

and investment fund

units totaling USD
6.8
bn (31 December 2023:
USD
7.2
bn), of which USD
4.5
bn (31 December 2023: USD
4.8
bn) was classified as Financial assets at fair value not held for trading and USD
2.3
bn (31 December 2023: USD
2.4
bn) as Investments in associates .
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

2024

can

broadly

be

categorized

as

money

market

instruments

and

debt

securities

primarily

held

for
statutory,

regulatory or liquidity reasons.
The risk control framework applied to debt instruments classified as Financial assets measured at fair value through other
comprehensive

income depends

on the nature

of the instruments

and the purpose

for which

we hold them.

Our exposures
may be included in

market risk limits

or be subject to

specific monitoring

and interest rate

sensitivity

analysis. They

are also
included in

our Group-wide

statistical and

stress-testing

metrics, which

flow into our

risk appetite

framework.

Debt instruments

classified

as Financial

assets

measured

at fair

value through

other

comprehensive

income

had a

fair
value of USD
2.2
bn as of 31 December 2024 (31 December 2023: USD
2.2
bn).
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

Annual Report 2024 |
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

benefit plans
UBS own share exposure
Group Treasury

holds UBS Group AG shares

to hedge future share

delivery obligations related to employee

share-based
compensation awards and also holds shares purchased under the share repurchase program.

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

or through
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

risk limit (i.e.

maximum
aggregate exposure) applies to exposures to counterparties

or issuers of securities and financial investments in the

given
foreign country. We may limit

the extension of credit, transactions

in traded products or positions

in securities based on
a country risk ceiling even if our exposure to a counterparty is otherwise acceptable.
Our country risk

framework differs across the

UBS Group, and alignment of

approaches is part of

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
and traded

products, covered

in “Credit

risk profile

of the

Group” in

this section,

for the

UBS Group excluding

certain
legacy Credit Suisse components the trading

inventory is also shown. Issuer

risk on securities (such as

bonds and equities)
and risk relating to underlying reference assets for derivative positions are classified under trading inventory. The trading
inventory is

managed on

a net

basis, and

the value

of long

positions is

netted against

that of

short positions

with the
same underlying issuer.

Net exposures are floored at zero per issuer.

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

Annual Report 2024 |
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
In the case of derivatives,

we show the counterparty’s

risk potential exposure

against the counterparty’s

country of risk
(presented

within

traded

products).

In

addition,

risk

associated

with

an

instantaneous

fall

in

value

of

underlying
reference assets

to zero (assuming

no recovery) is

shown against the

country of risk

of the issuer

of the reference

asset
(presented within the trading inventory for the UBS Group excluding certain legacy Credit Suisse components only). This
approach enables us to capture both counterparty and, where applicable, issuer elements of risk arising from derivatives
and applies comprehensively

for all derivatives,

including single-name

credit default swaps

and other credit

derivatives.
Top 20 country risk exposures
The table

below shows

our 20

largest country

exposures by product

type, excluding

our home

country, as of 31 December
2024 compared with 31 December 2023.
Compared

with

2023,

our

net

exposure

decreased,

due

to

an

overall

reduction

in

country

risk

exposures

and

the
alignment of our country risk

framework.

The list of our top 20 countries

remained broadly unchanged, with

three new
entries (Norway,

Belgium and

Finland)

at the

bottom of

the list and

the exposure

to each of

those three

not exceeding
USD 2.0bn. Based

on the

sovereign rating

categories, as

of 31 December

2024, 85%

of our

emerging market

country
exposure was rated investment grade, compared with 83%

as of 31 December 2023.
Israel and Middle East
As of

31 December 2024, our

direct country risk

exposure to Israel

was USD 284m, mainly

from lending and

collateralized
over-the-counter

derivatives

exposure

within

the

Investment

Bank.

Our

direct

exposure

to

Gulf

Cooperation

Council
countries was USD 4.0bn. As of 31 December 2024, our direct exposure to Egypt, Jordan and Lebanon was limited, and
we had no direct exposure to Iran,

Iraq or Syria.
Russia
Our direct country risk exposure to Russia contributed USD 365m to our total emerging market exposure of USD 27.3bn as of 31 December

2024. This included

cash account balances,

loans and trade

finance exposures in Non-core

and Legacy
and

Personal

&

Corporate

Banking.

We

had

no

material

direct

country

risk

exposure

to

Belarus

or

to

Ukraine

as

of
31 December 2024. Potential second-order

impacts, such as European energy security,

continue to be monitored.
Top

20 country risk net exposures, by product type
USD m Total
Banking products
(loans, guarantees, loan

commitments)
Traded products
(counterparty risk from derivatives
and securities financing)
after master netting agreements
and net of collateral
Trading inventory
(securities and potential
benefits / remaining
exposure from derivatives)
Net of hedges
1
Net of hedges
1
Net of hedges Net long per issuer
2
31.12.24 31.12.23 31.12.24 31.12.23 31.12.24 31.12.23 31.12.24 31.12.23
United States 228,353 303,410 156,763 234,226 28,847 35,853 42,744 33,331
United Kingdom 35,737 58,202 15,745 33,934 18,112 22,602 1,880 1,666
Germany 30,205 30,634 15,247 14,151 7,162 10,364 7,796 6,118
Japan 25,819 20,354 20,131 14,338 4,757 5,446 931 571
Australia 16,920 14,972 6,357 8,168 8,404 4,765 2,158 2,038
France 14,729 14,740 2,007 4,844 4,936 5,444 7,786 4,453
Singapore 12,260 12,405 3,568 4,025 3,565 3,555 5,127 4,827
Canada 8,516 11,093 835 2,369 2,839 3,293 4,843 5,431
Luxembourg 7,649 26,161 6,360 25,034 1,191 959 99 169
Netherlands 5,446 7,420 1,830 3,490 2,572 2,989 1,044 941
China 4,911 9,781 1,662 5,720 1,278 918 1,971 3,144
South Korea 4,368 6,139 602 1,147 666 1,764 3,100 3,228
Hong Kong SAR 3,792 4,602 1,490 2,636 1,190 959 1,111 1,007
Italy 3,355 3,540 1,542 2,501 909 801 904 238
Sweden 3,334 4,269 413 1,152 1,479 1,628 1,442 1,490
Spain 2,099 3,431 937 2,456 661 649 502 325
Norway 1,809 2,201 70 114 440 561 1,299 1,526
Belgium 1,742 1,174 614 589 421 331 706 253
Finland 1,713 1,309 76 108 303 400 1,335 800
Ireland 1,673 3,525 1,146 3,068 475 388 53 69
Total top 20
3
414,430 539,362 237,395 364,070 90,207 103,669 86,831 71,625
1 Before deduction of

IFRS 9 ECL allowances

and provisions.

2 Trading

inventory exposures are for

UBS Group excluding legacy

Credit Suisse components

only.

3 Excluding Switzerland, supranationals,

global
funds and legacy Credit Suisse shipping finance exposures.

Annual Report 2024 |
Risk, capital, liquidity and funding, and

balance sheet | Risk management and control

123
Emerging markets¹ net exposure², by internal UBS country rating category
USD m 31.12.24 31.12.23
Investment grade 23,170 36,851
Sub-investment grade 4,155 7,654
Total 27,325 44,505
1 We classify countries as emerging markets based on per capita GDP,

historical real GDP growth, alignment with international institutions (such as the BIS, the World Bank,

the IMF and the MSCI) and other factors.

2 Net of credit hedges (for

banking products and for

traded products); net long

per issuer (for trading

inventory) for the UBS Group

excluding legacy Credit Suisse

components only. Before

deduction of IFRS 9

ECL
allowances and provisions.
Sustainability and climate risk
Managing sustainability and climate risk

is a key component of our corporate responsibility.

We define sustainability and
climate risk as the risk that we negatively impact, or are impacted by, climate change, natural capital, human rights, and
other environmental and social matters. Sustainability and climate risks may manifest as credit, market, liquidity, business
and non-financial risks for UBS, resulting in potential adverse financial, liability and reputational impacts.

Group Risk

Control is

responsible for

our firm-wide

sustainability and

climate risk

framework and

the management

of
exposure to sustainability and

climate (financial) risks on

an ongoing basis as

a second line of

defense, while our Group
Compliance,

Regulatory

&

Governance

monitors

the

adequacy

of

our

control

environment

for

non-financial

risks,
applying

independent

control

and

oversight.

We

manage

sustainability

and

climate

risk

within

a

dedicated

risk
management framework.

Our sustainability

and climate

risk framework

continues to

evolve through

our multi-year

initiative focused

on meeting
regulatory

requirements

and

enhancing

core

processes,

such

as

reporting

and

disclosure.

Overseen

by

senior
management, the framework applies

to the balance sheet,

our own operations and

our supply chain. It consists

of four
different phases:

(i) risk

identification and

measurement; (ii)

monitoring and

risk appetite

setting; (iii) risk

management
and control; and (iv) risk reporting and disclosure.

›
Refer to the UBS Group Sustainability Report 2024,

available under “Annual reporting” at
ubs.com/investors , for more
information about our sustainability and climate

risk framework and our investment approach
›
Refer to “Sustainability and climate risk policy

framework” in the Supplement to the

UBS Group Sustainability Report 2024,
available under “Annual reporting” at ubs.com/investors , for more information
Risk identification and measurement
We

assess

the

materiality

of

our

sustainability-

and

climate-driven

risks

and

impacts

on

an

annual

basis.

That

is
underpinned by

an assessment

of how

these risk

drivers may

impact us

through financial

and non-financial

risks (e.g.
credit losses or reputational incidences resulting in lost revenues) and assessing the proximity of our activities to potential
negative impacts on the environment (including climate)

and human rights.
We aim to identify sustainability and

climate risks at divisional and cross-divisional

levels, both through the sustainability
and

climate

risk

materiality

assessment

mentioned

above

and,

increasingly,

by

integrating

them

into

the

firm-wide
traditional risk identification and measurement process.

Our risk identification

methodologies collectively define

our focus areas and

key risk drivers.

The results of

these efforts
contribute to our sustainability and climate risk management strategy by:

–
identifying concentrations

of climate-sensitive

exposure that

may make

us vulnerable

to financial

and non-financial
risks, facilitating resource prioritization to enhance risk quantification and subsequent management actions; and
–
supporting the implementation

of a

client-centric business strategy, in

which we support

clients with their

sustainability
transition and identify clients who can benefit from sustainability

-focused UBS products and services.

The outputs

of the

above processes

support senior

management in

taking informed

decisions about

sustainability and
climate-related risks and provides stakeholders with key information through our external disclosures.
›
Refer to “Managing sustainability and climate risks”

in the UBS Group Sustainability Report 2024, available

under “Annual
reporting” at ubs.com/investors , for more information

Annual Report 2024 |
Risk, capital, liquidity and funding, and

balance sheet | Risk management and control

124
Transition risk

Climate-driven transition risks, which

arise from the efforts

to mitigate the effects

of climate change, may

contribute to
a

structural

change

across

economies

and

consequently

affect

banks and

the

stability

of the

broader

financial

sector.
These risks extend to the value of investments and may also affect the value of collateral (e.g. real estate).
In 2024, UBS developed a transition risk rating model (the TR RM), which is aligned with the transition risk heatmap (the
TR H) and designed to provide a company-level

rating of transition risk, where input

data is available. The TR RM mainly
relies

on

two

inputs:

(i) the

output

of

the

TR

H

and

(ii) the

corporate

transition

assessment

scorecard

(the

CTAS),

an
internal UBS

tool that

systematically categorizes

listed companies

based on

publicly available

data from

external third-
party data sources

into climate transition

readiness categories. Whenever

the CTAS does

not provide an

assessment for
a company, the model falls back to an existing TR H.
The climate transition

risk profile chart

shows that, at

the end of

2024, the exposure

of the UBS

Group to climate-sensitive
sectors and related business activities has

decreased due to an accelerated wind-down of

Non-core and Legacy corporate
exposures.

Climate-driven

transition-risk-sensitive

exposure

accounted

for

17.1%

of

the

total

gross

lending

exposure,
down from 19.2% in

2023. The key sectors contributing to

sensitive exposure were the same as

for 2023, i.e. real estate,
industrials

and

transportation.

Compared

with

2023,

our

sensitive

exposure

to

the

Services

and

technology

sector
increased, in

line with

a methodology

change where

certain business

activities that

were previously

rated non-sensitive
are now rated sensitive due to increased reliance on

artificial intelligence (AI) and data center operations requiring higher use of power.
›
Refer to “Managing sustainability and climate risks”

in the UBS Group Sustainability Report 2024, available

under “Annual
reporting” at ubs.com/investors , for more information

Climate-driven transition risk profile chart for UBS Group AG[1,2,3,4,5,6]

In USD billion

701.80 USD bn
Total exposure[7]
509.25 (72.56%)
Moderately low
57.23 (8.15%)
Low
15.07 (2.15%)
Not classified[6]
5.75 (0.82%)
High
Agriculture
0.01
Transportation
0.04
Fossil fuels
0.10
Real estate
0.18
Industrials
3.70
Utilities
1.72
70.60 (10.06%)
Moderately high
Services and technology
0.06
Utilities
0.47
Sovereigns
0.02
Fossil fuels
1.15
Agriculture
3.55
Real estate
41.06
Metals and mining
3.65
Transportation
6.34
Industrials
14.31
43.91 (6.26%)
Moderate
Sovereigns
0.33
Financial services
0.03
Utilities
0.72
Metals and mining
0.72
Services and technology
9.25
Agriculture
3.36
Real estate
6.09
Fossil fuels
6.66
Industrials
9.09
Transportation
7.67

High

Industrials **3.70**
- **3.46** Chemicals
- **0.24** Cement or concrete manufacture

Utilities **1.72**
- **1.70** Power production: regulated and high-carbon fuels
- **0.03** Waste water treatment

Real estate **0.18**
- **0.13** Development and management of real estate
- **0.05** Real estate financing

Fossil fuels **0.10**
- **0.07** Refining and marketing
- **0.03** Shale gas

Transportation **0.04**
- **0.04** Land-based shipping high-carbon (trucks)

Agriculture **0.01**
- **0.01** Livestock – beef extensive grazing

Moderately high

Real estate **41.06**
- **33.79** Real estate financing
- **7.26** Development and management of real estate

Industrials **14.31**
- **6.62** Machinery and related parts manufacturing
- **3.64** Pharmaceuticals
- **2.01** Consumer durables manufacturing
- **1.67** Plastics and petrochemicals manufacture
- **0.34** Chemicals
- **0.03** Electronics manufacture

Transportation **6.34**
- **2.23** Airlines – cargo
- **1.57** Sea-based shipping (high-carbon fuels)
- **1.02** Transportation parts and equipment supply
- **0.98** Land-based shipping high-carbon (trucks)
- **0.45** Airlines – commercial
- **0.09** Automobile manufacture (high-carbon fuels)

Metals and mining **3.65**
- **2.83** Mining conglomerates (including trading)
- **0.60** Production of other mined metals and raw materials
- **0.21** Production of steel and iron

Agriculture **3.55**
- **3.55** Food and beverage production

Fossil fuels **1.15**
- **0.82** Wholesale and trading: crude oil and natural gas
- **0.21** Conventional oil (on- / off-shore)
- **0.13** Gas processing (including LNG)

Utilities **0.47**
- **0.35** Power production: regulated and high-carbon fuels
- **0.12** Waste water treatment

Services and technology **0.06**
- **0.06** Media, information technology

Sovereigns **0.02**
- **0.02** Sovereigns

Moderate

Services and technology **9.25**
- **9.25** Media, information technology

Industrials **9.09**
- **4.44** Electronics manufacture
- **1.87** Other consumer goods manufacturing
- **1.29** Aerospace and defence activities
- **1.21** Clothing manufacture
- **0.14** Plastics and petrochemicals manufacture
- **0.11** Machinery and related parts manufacturing
- **0.02** Consumer durables manufacturing

Transportation **7.67**
- **5.93** Sea-based shipping (high-carbon fuels)
- **1.06** Passenger ships
- **0.30** Land-based shipping high-carbon (trucks)
- **0.16** Airlines – cargo
- **0.14** Automobile manufacture (high-carbon fuels)
- **0.08** Transportation parts and equipment supply

Fossil fuels **6.66**
- **5.88** Wholesale and trading: refined petroleum products
- **0.35** Downstream oil and gas distribution
- **0.32** Integrated oil and gas
- **0.10** Transportation and storage (gas)
- **0.02** Wholesale and trading: crude oil and natural gas

Real estate **6.09**
- **3.44** Construction – non-infrastructure
- **2.44** Real estate financing
- **0.18** Development and management of real estate
- **0.03** Construction of buildings and related activities

Agriculture **3.36**
- **2.67** Food and beverage wholesale / retail
- **0.31** Crops – high emissions intensity
- **0.28** Food and beverage production
- **0.07** Other agricultural services
- **0.02** Livestock – other

Metals and mining **0.72**
- **0.44** Metal ore mining not elsewhere classified
- **0.22** Metal iron ores
- **0.04** Production of other mined metals and raw materials
- **0.02** Production of steel and iron

Utilities **0.72**
- **0.53** Waste disposal and recycling
- **0.12** Wholesale and trading: electricity and power
- **0.08** Grid operation and transmission

Sovereigns **0.33**
- **0.26** Government agencies
- **0.07** Sovereigns

Financial services **0.03**
- **0.02** Asset managers and asset owners
- **0.01** Banks

Annual Report 2024 |
Risk, capital, liquidity and funding, and

balance sheet | Risk management and control

125

Annual Report 2024 |
Risk, capital, liquidity and funding, and

balance sheet | Risk management and control

126
Physical risk

Climate-driven physical risks arise from acute

hazards, which are increasing in

severity and frequency, and chronic climate
risks arise

from an

incrementally changing

climate. Climate

-driven physical

risks may

contribute to

a structural

change
across economies

and consequently

affect banks

and the

stability of

the broader

financial sector.

These risks

extend to
the value of investments and may also affect the value of

collateral (e.g. real estate).
In 2024, UBS developed a physical risk rating

model (the PR RM), which is aligned with

the physical risk heatmap model
(the PR HM).

The PR RM

is designed to

provide a company-level indication

of physical risk

while both models are

designed
to provide

the UBS

Group’s exposure

to climate-driven

physical risks.

The PR

RM and

PR HM

measure how

four acute
physical risk hazards (i.e. wildfires, heatwaves, floods and tropical cyclones) may drive physical risk of companies.

The climate physical risk profile chart shows that,

at the end of 2024, the exposure of

the UBS Group to climate-sensitive
sectors and related

business activities

decreased,

due to

the accelerated

wind-down of Non-core

and Legacy

corporate
exposures. Climate-driven physical-risk-sensitive exposure accounted for 9.8% of the total gross lending exposure, down
from 11.7%

in 2023.

Geographically,

the majority

of the

sensitive exposure

is from

the Americas

region, followed

by
Switzerland

and

other

geographical

locations.

Most

of

the

year-on-year

reduction

in

sensitive

exposure

is

due

to

the
wind-down of Non

-core and Legacy

exposure in the

Americas region.

At the Group

level, most of

the climate-sensitive
physical risk exposure is located in

countries that have a relatively high

adaptive capacity to manage physical risk hazards,
resulting in a moderately low risk profile at the regional level.
›
Refer to “Managing sustainability and climate risks”

in the UBS Group Sustainability Report 2024, available

under “Annual
reporting” at ubs.com/investors , for more information

Climate-driven physical risk profile chart for UBS Group AG[1,2,3,4,5,6,7]

In USD billion

15.07 (2.15%)
Not classified
9.68 (1.38%)
Moderately high
59.25 (8.44%)
Moderate
701.80 USD bn
Total exposure[8]
280.67 (39.99%)
Moderately low
337.13 (48.04%)
Low

Switzerland, rated moderately low, holds 53% of total lending exposure.

Switzerland[9]

2.05
Not classified
18.45
Sensitive
374.84 USD bn
Total exposure
354.34
Non-sensitive

Moderately low weighted average physical risk rating

Key contributing sectors to sensitive exposure	Exposure
Services and technology	**7.51**
Transportation	**4.54**
Industrials	**1.99**
Others	**4.42**

Americas

0.72
Not classified
32.49
Sensitive
133.96 USD bn
Total exposure
100.76
Non-sensitive

Moderately low weighted average physical risk rating

Key contributing sectors to sensitive exposure	Exposure
Services and technology	**9.71**
Financial services	**9.68**
Industrials	**5.84**
Others	**7.26**

EMEA

1.27
Not classified
6.55
Sensitive
87.64 USD bn
Total exposure
79.82
Non-sensitive

Moderately low weighted average physical risk rating

Key contributing sectors to sensitive exposure	Exposure
Transportation	**3.91**
Agriculture	**0.95**
Services and technology	**0.74**
Others	**0.95**

Asia Pacific

0.28
Not classified
2.50
Sensitive
35.31 USD bn
Total exposure
32.52
Non-sensitive

Moderately low weighted average physical risk rating

Key contributing sectors to sensitive exposure	Exposure
Financial services	**0.79**
Real estate financing	**0.34**
Metals and mining	**0.33**
Others	**1.05**

Others[10]

10.75
Not classified
8.95
Sensitive
70.04 USD bn
Total exposure
50.35
Non-sensitive

Moderately low weighted average physical risk rating

Key contributing sectors to sensitive exposure	Exposure
Financial services	**8.36**
Services and technology	**0.58**
Others	**0.01**

1 Gross lending exposure consists of total on-balance sheet loans and advances to customers and off-balance sheet guarantees and irrevocable loan commitments (within the scope of expected credit loss) and is based on consolidated IFRS numbers (inclusive of purchase price allocation adjustments recorded in the UBS Group as a result of the acquisition of Credit Suisse in compliance with IFRS 3, Business Combinations). 2 UBS continues to collaborate to resolve methodological and data challenges and seeks to integrate both impacts to and dependency on a changing natural and climatic environment, in how it evaluates risks and opportunities. 3 Climate risks are scored between 0 and 1, based on sustainability and climate risk transmission channels. Risk ratings represent a range of scores across five rating categories: low, moderately low, moderate, moderately high, and high. The climate-sensitive exposure metrics are determined based upon the top three of the five rated categories i.e. moderate to high. 4 Methodologies for assessing climate-related risks are emerging and may change over time. As the methodologies, tools and data availability improve, we will further develop our risk identification and measurement approaches. The Lombard lending rating is assigned based on the average riskiness of collateral. 5 The world map is colour-coded to reflect the exposure-weighted average physical risk rating of a given region. Countries are grouped into regions according to the UBS Country and Region Data Standard. 6 Over the last year, the UBS Group continued its efforts to integrate Credit Suisse systems and data. As a result, the metric calculation process benefits from data enhancement even when the methodology remains the same year-on-year. At the same time, integration work is ongoing and expected to bring in further data alignment in future which may require restatement of reported metrics. 7 As Transition and Physical Risk Rating Models and Physical Risk Heatmap Model are embedded further into the risk management framework, we may identify new use cases that could trigger validation of the model for identified use cases and associated enhancements. 8 Not classified represents the portion of UBS's business activities where methodologies and data are not yet able to provide a rating. 9 The Switzerland region includes a trivial exposure (<1%) booked in Liechtenstein. 10 "Others" region includes exposure to countries not available, global funds and multilateral institutions.

Annual Report 2024 |
Risk, capital, liquidity and funding, and

balance sheet | Risk management and control

127

Annual Report 2024 |
Risk, capital, liquidity and funding, and

balance sheet | Risk management and control

128
Climate scenario analysis

We use scenario-based approaches to

assess our exposure to physical

and transition risks stemming from

climate change.
We

have

introduced

several

in-house

assessments,

facilitated

by

industry

collaboration,

to

tailor

approaches

for
addressing methodological

and data

challenges.

We

have

utilized dedicated

risk

models incorporating

systematic

and
idiosyncratic effects to carry out stress-testing exercises covering short-, medium-

and long-term time horizons.
The work performed includes regulatory

scenario analysis and stress-testing exercises such

as the Bank of

England’s 2021
Climate Biennial Exploratory Scenario

and the 2022 Climate Risk Stress

Test of the European Central Bank,

which assess
banks’ preparedness

for dealing

with financial

and economic

shocks stemming

from

climate risk;

and the

2024

Swiss
Financial Market

Supervisory Authority (FINMA)

/ Swiss National

Bank climate scenario

analysis exercise. These

exercises
facilitated

the identification

of financial

risks from

climate

change and

enabled

UBS to

assess management

actions in
response to

different scenario

results and

to perform

a counterparty

-level analysis.

While these

exercises showed

mild
losses and low exposure to

climate risk for the in-scope

entities,

given the limited impact on

the macroeconomic financial
environment, the analysis enabled UBS to enhance climate risk scenario analysis and stress testing, further developing its capabilities for assessing risks and vulnerabilities from climate change.
In 2024, we further advanced

our capabilities surrounding internal climate risk scenario analysis and stress testing for the
UBS Group. We

refined and

expanded our

internal climate

risk scenarios,

with a

focus on

both transition

and physical
risk projections across 30

years. In addition, we

developed additional climate risk methodologies

to enhance and broaden
portfolio coverage.
Over the last few

years, we have also

leveraged industry-wide initiatives,

such as the Paris

Agreement Capital Transition
Assessment exercise

launched by

the Swiss

Federal Office

for the

Environment in

2020, 2022

and 2024.

Through this
exercise,

we

assessed

the

climate

alignment

of

our

listed

investments

(including

equities

and

bonds),

mortgages

and
direct real estate portfolios.

The assessment enabled us to

compare our results with the

aggregated performance of the
portfolios of all participating banks, showing the progress

made over time and the efforts still needed.
›
Refer to “Managing sustainability and climate risks”

in the UBS Group Sustainability Report 2024, available

under “Annual
reporting” at ubs.com/investors , for more information
Monitoring and risk appetite setting
Our sustainability and climate risk

policy framework defines the qualitative

and quantitative risk appetite for

sustainability
and climate risk and is subject to periodic updates and enhancements.

›
Refer to “Sustainability and Climate Risk Management

Framework” in the supplement to the UBS

Group Sustainability Report
2024, available under “Annual reporting” at ubs.com/investors , for more information
As a

part of

the sustainability

and climate

risk monitoring

process,

we have

developed

methodologies

and metrics

to
assess our

continued exposure

to carbon-related

assets and climate

-related risk-sensitive

sectors. When developing

our
metrics, we

consider the

inputs and

guidance provided

by standard-setting

organizations, as

well as

new or

enhanced
regulatory

requirements

for

climate

disclosures.

In

2024,

we

continued

working

on

methodologies

covering

climate-
driven transition physical risks.
›
Refer to “Climate-related materiality assessment” in the UBS

Group Sustainability Report 2024, available under “Annual
reporting” at ubs.com/investors , for more information
The table

below includes climate

-related risk

metrics for

UBS Group, UBS AG

on a

standalone basis,

as well

as for

UBS
Switzerland AG and UBS Europe SE, both on a standalone basis. The trend analysis of exposure is available,

starting from
2023, as UBS Group exposures were reported on a consolidated basis after the integration of Credit Suisse.
The

proportion of

the

UBS Group’s

total

gross

lending

exposure accounted

for

by carbon-related

assets

decreased

to
10.9% in 2024 compared with 12.1% in 2023. The UBS Group metrics were reported on a consolidated basis, including
Credit Suisse exposures starting in 2023.
Following

the

mergers

of

UBS AG

and

Credit

Suisse AG

in

May

2024

and

of

UBS

Switzerland

AG

and

Credit

Suisse
(Schweiz)

AG

in

July

2024,

the

total

gross

lending

exposures

of

UBS

AG

standalone

and

UBS

Switzerland

AG

have
increased due to the inclusion of legacy Credit

Suisse exposure. Consequently, the climate-driven transition risk, physical-
risk-sensitive exposure and carbon-related assets have increased on an absolute basis, as expected.

Annual Report 2024 |
Risk, capital, liquidity and funding, and

balance sheet | Risk management and control

129
Risk management – Climate-related metrics
For the year ended % change from
31.12.24 31.12.23 31.12.23
Climate-related metrics (USD bn)
1, 2, 3, 4
Carbon-related assets: UBS Group AG consolidated
1, 2, 3, 4, 5, 6
76.5 93.9 (18.5)
Carbon-related assets proportion of total gross lending exposure, UBS Group

AG consolidated (%)
1, 2, 3, 4, 5, 6
10.9 12.1
Carbon-related assets: UBS AG (standalone)
1, 2, 3, 4, 5, 6
30.3 9.2 228.3
Carbon-related assets: UBS Switzerland AG (standalone)
1, 2, 3, 4, 5, 6
46.6 27.4 69.8
Carbon-related assets: UBS Europe SE (standalone)
1, 2, 3, 4, 5, 6
0.0 0.0 0.0
Total exposure to climate-sensitive sectors, transition risk, UBS Group AG consolidated
1, 2, 3, 4, 6, 7, 8
120.3 149.0 (19.3)
Climate-sensitive sectors, transition risk, proportion of total gross lending exposure, UBS

Group AG consolidated (%)
1, 2, 3, 4, 6, 7, 8
17.1 19.2
Total exposure to climate-sensitive sectors, transition risk, UBS AG (standalone)
1, 2, 3, 4, 6, 7, 8
36.6 12.8 186.4
Total exposure to climate-sensitive sectors, transition risk, UBS Switzerland AG (standalone)
1, 2, 3, 4, 6, 7, 8
83.0 49.8 66.6
Total exposure to climate-sensitive sectors, transition risk, UBS Europe SE (standalone)
1, 2, 3, 4, 6, 7, 8
0.0 0.0 0.0
Exposure to climate-sensitive sectors, transition risk, Traded products, UBS Group AG consolidated
1, 2, 3, 4, 7, 8, 9
2.1
Exposure to climate-sensitive sectors, transition risk, Issuer risk, UBS Group

AG consolidated
1, 2, 3, 4, 7, 8, 10
6.8
Total exposure to climate-sensitive sectors, physical risk, UBS Group AG consolidated
1, 2, 3, 4, 6,7,8
68.9 90.7 (24.0)
Climate-sensitive sectors, physical risk, proportion of total gross lending exposure, UBS

Group AG consolidated (%)
1, 2, 3, 4, 6, 7, 8
9.8 11.7
Total exposure to climate-sensitive sectors, physical risk, UBS AG (standalone)
1, 2, 3, 4, 6, 7, 8
65.7 52.5 25.2
Total exposure to climate-sensitive sectors, physical risk, UBS Switzerland AG (standalone) 1, 2, 3, 4, 6, 7, 8 22.6 15.1 50.0
Total exposure to climate-sensitive sectors, physical risk, UBS Europe SE (standalone)
1, 2, 3, 4, 6, 7, 8
0.0 0.0 0.0
Exposure to climate-sensitive sectors, physical risk, Traded products, UBS Group AG consolidated
1, 2, 3, 4, 7, 8, 9
3.3
Exposure to climate-sensitive sectors, physical risk, Issuer risk, UBS Group

AG consolidated
1, 2, 3, 4, 7, 8, 10
12.6
1

Methodologies for assessing climate-related risks are emerging and may change over time. As the methodologies, tools and data availability improve, we will further develop our risk identification and measurement approaches. Lombard lending rating is

assigned based on the average riskiness of

collateral.

2

Metrics for 2023 are recalculated and restated based

on the 2024 methodology for comparison purpose.

Percentage
change is calculated based on the

full underlying exposure, which may result in small deviations when calculated using reported figures that

are rounded to one decimal.

3

Over the last year, the UBS Group continued
its effort to

integrate Credit

Suisse systems

and data.

As a result,

the metric

calculation process

benefits from

data enhancement

even when

the methodology

remains the same

year on year.

At the same

time,
integration work is ongoing and expected to bring in further data alignment in future, which may require restatement of reported metrics.

4

UBS continues to collaborate to resolve methodological and industry data challenges, and seeks to integrate both impacts to and dependencies on a changing natural and climatic environment, into how UBS evaluates its risks and opportunities.

5

As defined by the Task Force on Climate-
related Financial Disclosures (the TCFD), in its expanded definition published in

2021, UBS defines carbon-related assets through industry-identifying attributes of the firm’s banking book. UBS further includes the four non-financial sectors addressed by the TCFD,

including, but not limited to,

fossil fuel extraction, carbon-based power

generation, transportation (air,

sea, rail, and auto manufacture),

metals production and mining,
manufacturing industries,

real estate development,

chemicals, petrochemicals,

and pharmaceuticals,

building and construction

materials and activities,

forestry, agriculture,

fishing, food and

beverage production,
including trading companies that

may trade any of

the above (e.g. oil

trading or agricultural commodity

trading companies). This

metric is agnostic of risk

rating, and therefore may

include exposures of companies
that may be

already transitioning or

adapting their business

models to climate

risks, unlike

UBS climate-sensitive sectors

methodology, which

takes a risk

-based approach to

defining material exposure

to climate
impacts.

6

Gross lending exposure consists of total on balance sheet loans and advances to customers and off-balance sheet guarantees and irrevocable loan commitments (within the scope of expected credit loss)
and is based on consolidated IFRS numbers (inclusive of purchase price allocation adjustments recorded in UBS Group as a result of the acquisition of Credit Suisse in compliance with IFRS 3, Business Combinations).

7

Climate-related risks are scored between 0 and 1,

based on sustainability and climate risk transmission channels. Risk ratings represent a range of scores across five rating categories: low, moderately low, moderate, moderately high, and high. The climate-sensitive exposure metrics are determined based upon the top three of the five rated categories, i.e.

moderate to high.

8

As the transition and physical risk rating models and
physical risk heatmap model are embedded

further into the risk management framework, we

may identify new use cases that

could trigger validation of the model for

identified use cases and associated enhancements.
As a consequence,

restatement of

reported metrics

may be required.

9

For traded

products, the

metric is

calculated using

over-the-counter (OTC)

derivatives, exchange-traded

derivatives (ETDs)

and securities
financing transactions (SFTs), consisting of securities borrowing and lending, and repurchase and reverse repurchase agreements.

10

For issuer risk, the metric is calculated upon HQLA assets, debt securities, bonds, liquidity buffer securities. After the parent bank merger,

the issuer risk in legacy Credit Suisse entities is less than 4% of overall UBS Group and considered non-material and excluded from reported metrics.

Annual Report 2024 |
Risk, capital, liquidity and funding, and

balance sheet | Risk management and control

130
Non-financial risk
Compliance risk, financial crime

risk and operational risk

are independently overseen by

Group Compliance, Regulatory &
Governance (GCRG) and are covered

in this section. Legal risk is overseen by

Group Legal. Reputational risk

is managed
by the business divisions and Group functions and

overseen by control functions.
›
Refer to “Top and emerging risks” in this section for more information about legal risk
Compliance risk
Achieving fair

outcomes for

our clients,

upholding market

integrity and

cultivating

the highest

standards of

employee
conduct are of critical importance

to us. Therefore, we maintain a

conduct risk framework across

our activities, which is
designed to align

our standards and

conduct with these

objectives and to

retain momentum on

fostering a strong

culture.
Suitability risk,

product selection,

cross-divisional service

offerings, quality

of advice

and price

transparency continue

to
be areas of heightened focus for UBS and for the industry as a whole.

Cross-border risk (including the risk of unintended
permanent establishment)

remains an area

of regulatory

attention for

global financial

institutions, including

a focus

on
market access, such

as third-country

market access

into the European

Economic Area.

We maintain a

series of controls
designed

to

address

these

risks,

and

we

are

increasing

the

number

of

automated

controls,

thereby

increasing

overall
control coverage.
Reputational risk, regulatory fragmentation related to environmental, social and governance topics, and the elevated risk of greenwashing arising from our service offering, disclosures and commitments remain key risks for 2025.
›
Refer to “Top and emerging risks” in this section for more information
Financial crime risk
Financial

crime,

including

money

laundering,

terrorist

financing,

sanctions

violations,

fraud,

bribery

and

corruption,
presents

a

major

risk,

as

technological

innovation

and

geopolitical

developments

increase

the

complexity

of

doing
business and heightened regulatory attention continues.
An

effective

financial

crime

prevention

program

therefore

remains

essential,

and

we

continue

to

focus

on

strategic
enhancements to

our global

anti-money-laundering,

know-your-client and

sanctions programs.

Money laundering

and
financial

fraud

techniques

are

becoming

increasingly

sophisticated,

and

geopolitical

volatility

makes

the

sanctions
landscape more complex. The extensive and continuously evolving sanctions arising from the Russia–Ukraine war require constant

attention

to

manage

circumvention

risks,

while

conflicts

in

the

Middle

East

may

further

increase

terrorist-
financing risks.
›
Refer to “Top and emerging risks” in this section for more information
Operational risk
There is an

increased risk

of cyber-related

operational disruption

to business activities

at our locations

and / or those

of
third-party suppliers due to

operating a more complex

set of legal entities

since the acquisition of

Credit Suisse and

the
increasingly dynamic threat environment, which is intensified by current geopolitical factors and evidenced by continuing
high volumes

of, and

the increasing

sophistication of,

cyberattacks against

financial institutions globally

and on

third-party
service providers.
We remain on

heightened alert to respond

to and mitigate elevated

cyber- and information-security

threats, and continue
to

invest

in

improving

our

technology

infrastructure

and

information-security

governance

to

improve

our

defense,
detection and

response capabilities

against attacks.

In addition,

we are

implementing a

global framework

designed to
drive enhancements

in operational

resilience across

all business

divisions and

relevant

jurisdictions, as

well as

working
with the third-party service providers

that are of critical

importance to our operations to

assess their operational resilience
against our standards.
The increasing

interest in

data-driven advisory

processes and

the use

of artificial

intelligence (AI)

and machine

learning
are opening

up new

questions

related to

the fairness

of AI

algorithms,

data life-cycle

management,

data ethics,

data
privacy and security, and records management.
Legal entity integration, including

that of existing Credit Suisse

businesses, and the closing of

legacy businesses introduce
operational complexity

and the

risk that

businesses in wind-down

are not

effectively managed.

These risks

continue to
be carefully monitored in addition to the delivery of consolidated financial and regulatory reporting submissions.
›
Refer to “Top and emerging risks” in this section for more information

Annual Report 2024 |
Risk, capital, liquidity and funding, and

balance sheet | Risk management and control

131
Non-financial risk framework
We

follow

a

Group-wide

non-financial

risk

framework

that

establishes

requirements

for

identifying,

controlling,
managing, assessing and mitigating

compliance risk, financial

crime risk and operational

risk to maintain the

safety and
soundness of the firm and to protect its

financial position and reputation.

The framework is built on the following pillars:
–
classifying

inherent risks

through

19

non-financial

risk taxonomies,

which

define

the

universe

of non-financial

risks
that can arise as a consequence of our business activities

and external factors;
–
performing

control

assurance

activities,

including

self-assessing

the

design

and

operating

effectiveness

of

controls,
first- and second-line-of-defense control reviews,

and independent control testing;
–
defining

the

non-financial

risk

appetite

(including

relevant

indicators

for

each

non-financial

risk

taxonomy)

and
assessing risk exposure against appetite;
–
assessing inherent

and residual risk

through risk

assessment processes and

determining whether additional

remediation
plans are required to address identified deficiencies;

and
– proactively and sustainably remediating identified control deficiencies.
Reputational risk is an integral part of the non-financial risk framework. It is one of the key impacts of non-financial risk, alongside regulatory and financial risks.
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

.
GCRG owns

the firm’s

non-financial risk

framework,

and it

is responsible

for providing

an independent

and objective
view of

the adequacy

of non-financial

risk management

across the

Group and

ensuring that

compliance risk,

financial
crime risk and operational risk are understood, owned and managed in accordance with our risk appetite. Compliance &
Operational

Risk

Control

(C&ORC)

business-

or

function-aligned

teams

are

embedded

within

the

GCRG

function,
reporting to the Group

Chief Compliance and Governance

Officer, who is a member

of the Group Executive

Board (the
GEB).
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
In 2024, we focused on finalizing the rollout of

the framework to the combined organization and ensuring adherence to the

framework

standards.

We

continue

to

improve

effectiveness

by

simplifying

and

automating

non-financial

risk
framework-related processes.
Reputational risk management
Our reputation

is ultimately

defined by

our ability

to adhere

to the

three

keys: our
Pillars , Principles

and
Behaviors . In
accordance with

our Code

of Conduct

and Ethics,

it is

the responsibility

of the

Board of

Directors

(the BoD)

and each
employee to refrain from any conduct

which may pose a risk to our reputation.
All employees are responsible for carefully evaluating

the reputational risks involved in all

business activities. Reputational
risk

is

considered

as

part

of

standard

risk

identification

and

assessment

processes

governed

by

relevant

frameworks
relating to new and existing clients, transactions, products and services. The business divisions and Group functions have primary responsibility for identifying,

assessing and managing reputational risk. The control functions are responsible for
providing independent oversight and challenge and must raise their concerns if they disagree with the assessment of the
business

divisions

or

Group

functions

of

any

reputational

risk.

For

instances

where

the

inherent

reputational

risk

is
determined

to

be

high,

these

cases

must

be

escalated

to

the

relevant

divisional

management

team

for

review

and
decision. At

the discretion

of those

teams, cases

may also

be presented

to the

GEB for

further evaluation

and decision
through the respective divisional President.

Annual Report 2024 |
Risk, capital, liquidity and funding, and

balance sheet | Risk management and control

132
Cybersecurity and information security
Risk management and strategy
Cybersecurity

and

information-security

(CIS)

risk

is

the

risk

that

a

malicious

internal or

external

act,

or

a

failure

of

IT
hardware

or software,

or human

error may

have a

material impact

on confidentiality,

integrity,

or availability

of UBS’s
data or information systems.
CIS

risk

is

a

key

operational

risk

facing

UBS,

and

we

devote

considerable

resources

to

establishing

and

maintaining
processes for

assessing, identifying

and managing

CIS risk

through our

global workforce

and cyber-operations

centers
around the world.
›
Refer to “Risk governance” in this section

for information about our risk governance

framework
Governance
In line

with our

overall non-financial

risk management

framework,

we take

a cross-functional

approach to

addressing
CIS risk, with

the Group Operations and

Technology Office (GOTO), business divisions, GCRG, Group Risk Control,

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

GCRG leads

the second

line of

defense, by

convening and
consulting

with

additional

control

functions

to

provide

independent

oversight,

and

challenges

the

first

line’s

CIS
framework and

implementation. As

the third

line of

defense, Group

Internal Audit

conducts independent

reviews and
validates the first-line and second-line processes and

functions.
The Cyber and Information Security Committee

(the CIS-C)

is the

primary decision-making

body with

oversight of

and
accountability

for

the

Group-wide

CIS

program.

The

committee

is jointly

chaired

by

the

Group

Chief

Operations

and
Technology

Officer

and

the

Group

Chief

Compliance

and

Governance

Officer.

The

Head

Group

Internal

Audit

is

a
permanent guest. The committee meets on a monthly basis

and serves as a platform for interaction across

the three lines
of defense

for

the

identification

and effective

governance

of CIS

strategy,

risks and

regulatory

obligations.
The CIS-C
governance structure is intended to streamline decision-making and, where necessary, escalation to the BoD and the
GEB.
Following the merger of UBS AG and Credit Suisse AG on 31 May 2024, UBS established a unified governance structure
and

consolidated

CIS

leadership

under

a

single

Group

Chief

Information

Security

Officer

(Group

CISO)

function.

This
unified governance

ensures that

consistent and robust

security measures

are embedded

across the

entire organization.
Consequently,

the

role

of

the

Credit

Suisse

Chief

Information

Security

Officer

has

been

dissolved,

and

all

CIS
responsibilities are now managed centrally by the Group CISO.

We have raised the profile and highlighted the

role of our
regional CISOs

to better

position our

ability to

engage

with regulators

and other

key stakeholders.

All regional

CISOs
now report directly to the Group CISO.
›
Refer to “Cybersecurity governance” in

“Board of Directors” in the “Corporate governance”

section of this report for more
information
CIS program
Our CIS program is led by the Group CISO, who

reports both to the Group Chief Operations and Technology Officer and
the

Group

Chief

Compliance

and

Governance

Officer.

The

CIS

program

is

designed

to

identify,

prevent,

detect

and
respond to CIS events, with the goal of

maintaining the integrity and availability of our technology infrastructure and the confidentiality and

integrity of

our information.

Our Group

CISO, senior

management within

GOTO and

management
personnel overseeing the CIS

program all have substantial relevant expertise

in the areas of

cybersecurity and information
security. Our

CIS program includes the following elements:
– Threat intelligence:

We systematically gather

threat information and

monitor threat alerts

from external sources.

Our
cyber-threat

intelligence

team

analyzes

such

information

and

uses

it

to

enhance

existing

defense

capabilities,

to
respond to identified

threats and to

adjust our

CIS strategy

where needed.

In 2024,

the team’s remit

was expanded
to include providing research, analysis and advice on CIS risks associated with emerging technologies,

including AI.
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

for cyberattacks and acting

as the primary

interface
for cybersecurity events.

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

Annual Report 2024 |
Risk, capital, liquidity and funding, and

balance sheet | Risk management and control

133
–
Third-party risk: Vulnerabilities in the cyber-risk environment of third parties represent a particular threat to our CIS and our ability to maintain our business services. We follow a risk-based approach to assess and mitigate CIS risks related to third parties. Third-party services and processes are monitored and checked on an ongoing basis, with appropriate supervision from the CIS-C. This is a key component of our third-party risk management program, notwithstanding the challenges we face in imposing the same levels of protection to the systems and data of third parties that we rely on ourselves.
–
Monitoring

and

testing:

Effective

incident

response

and

problem

management

processes

are

complemented

by
vulnerability assessments, penetration

and testing

engagements based

on specific

threat scenarios

that simulate

tactics,
techniques

and

procedures

that

might

be

used

against

our

systems,

as

mandated

by

our

policy

regulations.

This
includes testing by internal and external

red teams (simulating attacks by potential adversaries). Actual security-related
events are directly correlated with threat scenarios

to monitor and detect potential threats,

such as network-intrusion
and malware-driven events.

Our deployed

security measures are

designed with

the objective of

isolating and

containing
threats that are detected to allow for effective incident response and analysis.
CIS assessment framework
Our CIS

assessment framework

includes internal

and external

cybersecurity risk

assessments for

applications and

bank
processes alongside

a structured

risk assessment process

of third-party

service providers.

These processes

are designed,
along with our security capabilities, to support business

objectives and priorities.
We conduct

assessments to

evaluate and

test our

CIS program

and provide

guidance on

operating and

improving the
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

seek to enhance

our CIS controls

to meet developing

threats. We

have ongoing programs

that are
intended

to

increase

our

CIS

maturity

across

various

dimensions,

including

governance,

identification,

protection

and
detection, as well as cyberattack response and recovery,

and risk from third-party service providers.
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

and Technology

Officer and

our Group

CISO on

internal and

external

CIS developments,

threats and
risks. In addition, on a

quarterly basis, the BoD receives reports on

the performance of CIS risk appetite metrics, including
metrics on vulnerabilities

and third-party CIS

risks and incidents, and

is notified promptly

if a Board-level

CIS risk limit is
breached. The Risk Committee of the BoD and the GEB also receive regular updates on

CIS strategy, risks and alignment
with regulatory requirements.
Operational resilience and incident response
Our business continuity and resilience framework is designed to limit the disruption CIS events cause to our business activities. In accordance with the firm’s cyber-incident response framework, the CIS-C, including the incident response team, tracks, documents, responds to and analyzes CIS threats and incidents, including those experienced by the firm’s third-party service providers that may impact the firm. Additionally, we maintain established procedures for responding to, and escalating, CIS and other system availability incidents. These are regularly practiced, including tabletop exercises up to and including the Group Crisis Task Force.
Our CIS and data confidentiality contingency plans include event playbooks and escalation procedures designed to support a structured assessment of potential incidents and timely escalation and reporting of incidents based on the assessed potential impact. Incidents assessed to have the potential to adversely affect our critical operations are subject to mandatory management notification. If assessed as potentially significant, cybersecurity and data incidents are managed under our crisis management framework, which provides pre-established cross-functional task forces to manage the incident, ensure appropriate and timely regulatory, market and client communications and robust oversight by management, with escalation frameworks to inform and ensure oversight by the GEB and the BoD.
›
Refer to “Crisis management framework” in the

“Regulation and supervision” section of this

report for more information about
our crisis management framework

Annual Report 2024 |
Risk, capital, liquidity and funding, and

balance sheet | Risk management and control

134
Non-financial risk capital measurement
The non-financial risk framework underpins the calculation of regulatory capital for operational risk, which enables us to quantify operational

risk and

define effective

risk-mitigating management

incentives as

part of

the related

operational
risk capital allocation approach to the business divisions.
In 2024, we measured

non-financial risk exposure

and calculated operational

risk regulatory capital

using the advanced
measurement

approach

(AMA)

in

accordance

with

Swiss

Financial

Market

Supervisory

Authority

(FINMA)

and
international

requirements.

As

reported

in

the

UBS

Group

Annual

Report

2023,

total

operational-risk-related

risk-
weighted assets

(RWA) are

derived by

an aggregation

of the

respective AMA

models of

UBS and

legacy Credit

Suisse,
taking into account a related diversification effect as agreed with FINMA.

An

entity-specific

AMA

model

has

been

applied

for

UBS

Switzerland AG,

which

has

included

a

similar

relative
diversification benefit since the merger with Credit Suisse (Schweiz) AG. For other regulated entities, the basic indicators or standardized approaches are

adopted for regulatory capital

in agreement with local

regulators. The UBS

AMA model
methodology

continues

to

be

leveraged

for

internal

capital

adequacy

assessment

processes

and

further

supports

risk
identification and related assessments for non-financial risks

.
The AMA

models

are reviewed

regularly to

maintain risk

sensitivity and

recalibrated at

least annually.

Furthermore, the
models are subject to an

independent validation performed by Model Risk

Management & Control in line

with our model
risk management framework.
For model

calibration purposes,

and in

line with

regulatory expectations,

the AMA

capital model

methodology

utilizes
both historical internal losses and external losses suffered by the broader industry. Initial model outputs driven by

the loss
history are reviewed

and adjusted to

reflect fast-changing external

developments, such as

new regulations, geopolitical
change,

volatile

market

and

economic

conditions,

and

internal

factors

(e.g.

changes

in

business

strategy

and

control
framework enhancements). The

resulting baseline

data-driven frequency and

severity distributions

are reviewed

by subject
matter

experts

and

where

necessary

adjusted

based

on

a

review

of

qualitative

information

about

the

business
environment and internal control factors, as well as expert

judgment, with the aim of forecasting losses. Any changes to regulatory capital as a result of a

recalibration or methodology changes are

subject to FINMA approval.
The AMA was replaced by the

standardized approach for determining regulatory

capital on 1 January 2025, in

line with
the final Basel Committee on Banking Supervision (BCBS) Basel III standards.

The adoption of the standardized approach
is expected to lead to a USD 7bn decrease in operation

al risk RWA to USD 138bn from USD 145bn

under the AMA.

We
will report RWA under the

revised framework for the first time

in the first quarter of

2025, and we will provide an

update
in our first quarter 2025

report on further improvements from mitigating actions

and our dialogue with FINMA regarding
various aspects of the final Basel III rules.
›
Refer to “Risk-weighted assets” in the “Capital,

liquidity and funding, and balance sheet” section

of this report for more
information about the capital impacts from the adoption

of the final Basel III standards on 1 January

2025
Although the AMA capital model

is being replaced for regulatory

capital reporting activities, we will continue

to maintain
a

non-financial

risk

measurement

model,

closely

aligned

with

the

historical

UBS

AMA

calibration

and

governance
practices. The related model has been

refined and enhanced to reflect

the full risk exposures after the acquisition

of the
Credit Suisse Group and to support broader internal usage

as referenced.

Annual Report 2024 |
Risk, capital, liquidity and funding, and

balance sheet | Risk management and control

135
Model risk
Main sources of model risk
We rely on models to inform risk

management and control decisions, to measure risks or exposures, to value instruments
or positions, to conduct

stress testing, to assess

adequacy of capital,

and to manage

clients’ assets and our

own assets.
Models may also be used

to measure and monitor

compliance with rules and

regulations, for surveillance activities

,

and
to meet financial or regulatory reporting requirements. Our artificial intelligence (AI)-based solutions may rely on models, and models may include functionalities defined as AI.
Model risk

is defined

as the

risk of

adverse consequences

(e.g. financial

losses or

reputational damage)

resulting from
incorrect or

misused models. AI-specific

risks are

managed in

conjunction with

other relevant risk

frameworks,

and specific
guidelines for the recognition of those risks apply.
Overview of measurement, monitoring and management

techniques
Our model governance

framework establishes requirements for

identifying, measuring, monitoring, reporting,

controlling
and mitigating model risk. All

the models that we use are

subject to governance and controls throughout

their life cycles,
with rigor,

depth and

frequency determined

by the

model’s materiality

and complexity.

This is

designed to

ensure that
risks arising from model use are identified, understood, managed, monitored, controlled and reported on both a model-
specific and an aggregated level. Before approval for use

is granted, all our models are independently validated.
Once

approved

for

use,

a

model

is

subject

to

ongoing

model

monitoring,

regular

model

confirmation

and

periodic
revalidation, ensuring that the model is only used if it continues to be fit for purpose.
Our

model

risk

governance

framework

follows

our

overarching

risk

governance

framework

along

the

three

lines

of
defense, with: (i) the

business divisions and

Group functions (including

Risk Control, Finance

and Compliance) responsible
for

the

development,

maintenance

and

appropriate

use

of

the

models;

(ii) the

Model

Risk

Management

&

Control
function, headed

by the

Chief Model

Risk Officer,

responsible

for independent

review, oversight

and challenge

of the
models; and (iii) Group Internal

Audit,

responsible for the assessment

of the design and operating

effectiveness and the
sustainability of the related processes.
Model risk is included in the Group-wide risk appetite

framework.
Model

oversight

committees

and

forums

ensure

that

model

risk

is

overseen

at

different

levels

of

the

organization,
appropriate model risk management and control actions are taken and, where necessary, escalated to the next level. The
Group Model

Governance

Committee is

our most

senior oversight

and escalation

body for

all models

in scope

of our
model governance framework. It is co-chaired by the Group Chief Risk Officer and the Group CFO and is responsible for:
(i) reviewing and approving

changes to the

framework; (ii) approving

the model risk

appetite statement;

(iii) overseeing
adherence to the UBS model risk governance framework;

and (iv) monitoring model risk at a Group-wide level.
The migration

of client

accounts and

positions to

UBS infrastructure

impacts models

to some extent.

Respective model
integration plans are defined and overseen by the Group Model Governance Committee. The legacy Credit Suisse model inventory has been reduced by more than 50% since

June 2023, with certain legacy Credit Suisse models still being used
until they are retired or integrated into the UBS risk management framework.

Annual Report 2024 |
Risk, capital, liquidity and funding, and

balance sheet

136
Capital, liquidity and funding, and balance sheet

137
Capital management
137
Capital management objectives, planning and activities
138
Swiss SRB total loss-absorbing capacity framework
140
Total loss-absorbing capacity
144
Risk-weighted assets
145
Leverage ratio denominator
147
Equity attribution
148
Liquidity and funding management
148
Strategy, objectives and governance
148
Liquidity and funding stress testing
149
Management of liquidity and funding risk
150
Liquidity coverage ratio
150
Too -big-to-fail liquidity requirements
151
Net stable funding ratio
151
Balance sheet and off-balance sheet
151
Balance sheet
154
Off-balance sheet
156
Cash flows
157
Currency management
158
UBS shares

Annual Report 2024 |
Risk, capital, liquidity and funding, and

balance sheet | Capital management

137
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
As

of

31 December

2024,

our

CET1

capital

ratio

was

14.3%

and

our

CET1

leverage

ratio

4.7%,

each

above

the
requirements

for

Swiss

systemically

relevant

banks

(SRBs)

and

Basel

Committee

on

Banking

Supervision

(BCBS)
requirements,

and

also

above

our

capital

guidance.

We

believe

that

our

capital

strength,

consistent

with

our

capital
guidance,

is

a

source

of

confidence

for

our

stakeholders,

contributes

to

our

sound

credit

ratings

and

is

one

of

the
foundations of our success.

In

Switzerland,

the

amendments

to

the

Capital

Adequacy

Ordinance

(the

CAO)

that

incorporate

the

final

Basel III
standards

into

Swiss

law,

including

the

five

new

ordinances

that

contain

the

implementing

provisions

for

the

revised
CAO, entered into force on 1 January 2025.

›
Refer to the “Our strategy” and “Targets, capital guidance and ambitions” sections of this report for more information about our
capital and resource guidelines

›
Refer to “We may be unable to maintain our capital

strength” in the “Risk factors” section of this report for

more information
about capital ratio-related risks
›
Refer to “Developments related to the implementation

of the final Basel III standards” in the “Regulatory and

legal
developments” section of this report for more information

about the incorporation of final Basel III standards

›
Refer to “Risk-weighted assets” and “Leverage ratio

denominator” in this section for more information

about the impacts
resulting from the adoption of the final Basel III standards on risk-weighted assets (RWA) and leverage ratio denominator (LRD)
Capital planning and activities
Audited |
We manage our balance sheet, RWA, LRD and TLAC ratio levels based on our regulatory requirements,

within our
internal limits and targets, and our externally provided guidance.
▲

Our strategic focus

is on achieving

an optimal attribution

and use of

financial resources

between our business

divisions
and Group functions, as well

as between our legal entities,

while remaining within the limits

defined for the Group and
allocated to the business divisions by the Board of Directors

(the BoD).

Audited |
These resource

allocations are

based on

our business

plans and

earnings projections,

which are

reflected in

our
capital

plans.

The

equity

double

leverage

ratio

at

the

UBS

Group AG

standalone

level

(calculated

as

investments

in
subsidiaries divided by total

equity) is a key

consideration when planning for

distributions from UBS AG to

UBS Group AG
and from UBS Group AG to its shareholders.
The annual

strategic planning

process includes

a capital

planning component

that is

key in

defining our

target capital
levels and

returns. The

capital planning

component is

based on

an attribution

of Group

RWA and

LRD capacity

to the
business divisions.

Limits and targets are

established at the Group

and business-division levels and

are approved by the

BoD at least annually.
In

the

target-setting

process

we

take

into

account,

among

other

factors,

the

current

and

potential

future

TLAC
requirements,

our

aggregate

risk

exposure

in

terms

of

the

combined

stress

test

(the

CST)

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

Annual Report 2024 |
Risk, capital, liquidity and funding, and

balance sheet | Capital management

138
Swiss SRB total loss-absorbing capacity framework
The disclosures

in this section

are provided

for UBS

Group AG on

a consolidated

basis and

focus on

key developments
during the reporting period and information in accordance

with the Basel III framework, as applicable to Swiss SRBs.
Additional regulatory

disclosures for

UBS Group AG

on a

consolidated basis

are provided

in our

31 December 2024 Pillar 3
Report.

The

Pillar 3

Report

also

includes

information

relating

to

our

significant

regulated

subsidiaries

and

sub-groups
(UBS AG consolidated, UBS AG standalone, UBS Switzerland AG standalone, UBS Europe SE consolidated, UBS Americas
Holding LLC

consolidated

and

Credit

Suisse

International

standalone

as

of

31 December

2024

and

is

available

under
“Pillar 3 disclosures”

at
ubs.com/investors .
Capital

and

other

regulatory

information

for

UBS AG

consolidated

in

accordance

with

the

Basel III

framework,

as
applicable to

Swiss SRBs,

is provided

in the

UBS AG consolidated Annual

Report 2024,

available under

“Annual reporting”
at
ubs.com/investors
.
Regulatory framework
The Basel III framework came

into effect in Switzerland

on 1 January 2013 and

is embedded in the CAO.

The CAO also
includes the too-big-to-fail (TBTF) provisions applicable

to Swiss SRBs.

Under the Swiss SRB framework, going and

gone concern requirements represent the Group’s

TLAC requirement. TLAC
encompasses regulatory capital, such

as CET1 capital,

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
– loss-absorbing AT1 capital instruments (high and low trigger);
– non-Basel III-compliant tier 2 capital instruments; and
– TLAC-eligible senior unsecured debt instruments.
Under

the

Swiss

SRB

rules,

going

concern

capital

includes

CET1

capital

and

high-trigger

loss-absorbing

AT1

capital
instruments. Our existing outstanding low-trigger loss-absorbing AT1 capital instruments are available to meet the going concern capital requirements until their first call date. As of their first call date, these instruments are eligible to meet the
gone concern requirements.
Outstanding

high-

and

low-trigger

loss-absorbing

tier 2

capital

instruments,

non-Basel III-compliant

tier 2

capital
instruments and

TLAC-eligible senior

unsecured debt

instruments are

eligible to meet

gone concern requirements

until
one year before maturity. A maximum of 25% of the gone concern requirements can be met with instruments that have a remaining maturity of between one and two years (i.e. are in the last year of eligibility). However, once at least 75% of the minimum gone concern requirement has been

met with instruments that have a remaining

maturity of greater than
two years, all

instruments that have

a remaining maturity

of between one

and two years

remain eligible to be

included
in the total gone concern capital.

›
Refer to “Bondholder information”,

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

reflecting the degree of

systemic importance is

applied, based on

market share and

LRD. The applicable

market
share and

LRD add-on

requirements

for UBS

were both

unchanged at

0.72% of

RWA and

0.25% of

LRD, resulting

in
add-ons of

1.44% of

RWA

and 0.50%

of LRD.

As a

result

of the

acquisition

of the

Credit Suisse

Group

in 2023,

the
capital add-ons for market share and LRD for UBS Group

AG consolidated will increase commensurate

with the Group’s
increased

market

share

and

higher

LRD

after

the

acquisition.

The

phase-in

of

the

increased

capital

requirements

will
commence from the end of 2025 and will be completed

by the beginning of 2030, at the latest.
The

Swiss

countercyclical

capital

buffer,

at

a

maximum

level

of

2.5%

on

risk-weighted

positions

that

are

directly

or
indirectly backed

by residential

properties in Switzerland

,

increased our

minimum CET1

capital requirement

by 37 basis
points as

of 31 December 2024.

We also

continued to apply

countercyclical buffer requirements introduced

in other BCBS
member jurisdictions,

which

resulted in

an additional

buffer

requirement

of

16 basis points

as of

31 December

2024.
Overall,

countercyclical

capital

buffers

contributed

52 basis

points

to

our

minimum

CET1

capital

requirement

as

of
31 December 2024.

Annual Report 2024 |
Risk, capital, liquidity and funding, and

balance sheet | Capital management

139
The

total

going

concern

capital

requirements

applicable

are

14.82%

of

RWA

(including

countercyclical

buffer
requirements) and 5.00%

of the LRD. Furthermore,

of the total

going concern capital

requirement of 14.82%

of RWA,
at least 10.52% must be met with CET1 capital, while a maximum of 4.3% can be met with high-trigger loss-absorbing
AT1 capital instruments

(and our existing

outstanding low-trigger

AT1 capital instruments,

which qualify until

their first
call date as mentioned above).

Similarly, of the total going

concern leverage ratio requirement of 5.00%, at least

3.50% must be met with

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

The amendments replaced the resolvability discount on the gone concern capital

requirements

for

systemically

important

banks

(SIBs),

including

UBS,

with

reduced

base

gone

concern

capital
requirements equivalent to 75% of

the total going concern requirements

(excluding countercyclical buffer requirements).
In addition,

as of

July 2024,

FINMA has

the authority

to impose

a surcharge

of up

to 25%

of the

total going

concern
capital requirements

(excluding countercyclical buffer requirements) based on obstacles to an SIB’s resolvability identified in future resolvability assessments. Our total gone concern

requirements remained substantially unchanged in

2024.
Our

gone

concern

requirements

can

be

reduced

when

higher-quality

capital

instruments

(CET1

capital,

low-trigger
loss-absorbing AT1 or certain

low-trigger tier 2 capital

instruments)

are used to meet

gone concern requirements.

As of
31 December 2024, UBS did not use any higher-quality capital instruments to fulfill gone concern requirements.
From 1 January 2022

onward, the gone

concern requirement after

the potential reduction

for the use

of higher-quality
capital instruments has been floored at 10.0% and 3.75%

for the RWA- and LRD-based requirements, respectively.
In

this

report,

we

refer

to

the

RWA-based

gone

concern

requirements

as

gone

concern

loss-absorbing

capacity
requirements and the RWA-based gone concern ratio is

referred to as the gone concern loss-absorbing capacity ratio.
The table below provides the RWA- and LRD-based requirements and information as of 31 December 2024.
Swiss SRB going and gone concern requirements and information
As of 31.12.24 RWA LRD
USD m, except where indicated in % in %
Required going concern capital
Total going concern capital

14.82
1

73,898

5.00
1

75,974
Common equity tier 1 capital

10.52

52,461

3.50
2

53,182
of which: minimum capital

4.50

22,434

1.50

22,792
of which: buffer capital

5.50

27,420

2.00

30,390
of which: countercyclical buffer

0.52

2,607
Maximum additional tier 1 capital

4.30

21,437

1.50

22,792
of which: additional tier 1 capital

3.50

17,449

1.50

22,792
of which: additional tier 1 buffer capital

0.80

3,988
Eligible going concern capital
Total going concern capital

17.60

87,739

5.77

87,739
Common equity tier 1 capital

14.32

71,367

4.70

71,367
Total loss-absorbing additional tier 1 capital
3

3.28

16,372

1.08

16,372
of which: high-trigger loss-absorbing additional tier 1 capital

3.03

15,126

1.00

15,126
of which: low-trigger loss-absorbing additional tier 1 capital 0.25

1,245

0.08
1,245
Required gone concern capital
Total gone concern loss-absorbing capacity
4,5,6

10.73

53,468

3.75

56,980
of which: base requirement including add-ons for market share and LRD

10.73
7

53,468

3.75
7

56,980
Eligible gone concern capital
Total gone concern loss-absorbing capacity

19.59

97,655

6.43

97,655
Total tier 2 capital

0.04

207

0.01

207
of which: non-Basel III-compliant tier 2 capital

0.04

207

0.01

207
TLAC-eligible senior unsecured debt

19.55

97,449

6.41

97,449
Total loss-absorbing capacity
Required total loss-absorbing capacity

25.55

127,366

8.75

132,954
Eligible total loss-absorbing capacity

37.19

185,394

12.20

185,394
Risk-weighted assets / leverage ratio denominator
Risk-weighted assets

498,538
Leverage ratio denominator

1,519,477
1 Includes

applicable add-ons

of 1.44%

for risk-weighted

assets (RWA)

and 0.50%

for leverage

ratio denominator

(LRD).

2 Our

minimum CET1

leverage ratio

requirement of

3.5% consists

of a

1.5% base
requirement, a 1.5% base buffer capital requirement, a 0.25% LRD add-on requirement and a 0.25% market share add-on requirement based on our Swiss credit business.

3 Includes outstanding low-trigger loss-
absorbing additional tier 1 capital instruments,

which are available under the Swiss

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

has been
replaced with reduced base

gone concern capital requirements

equivalent to 75%

of the total going

concern requirements (excluding countercyclical

buffer requirements).

6 As of July

2024, the Swiss Financial
Market Supervisory Authority

(FINMA) has the authority

to impose a surcharge

of up to 25%

of the total going

concern capital requirements (excluding

countercyclical buffer requirements)

should obstacles to

an
SIB’s resolvability be identified in future resolvability assessments.

7 Includes applicable add-ons of 1.08% for RWA and 0.38% for LRD.

Annual Report 2024 |
Risk, capital, liquidity and funding, and

balance sheet | Capital management

140
Transitional purchase price allocation adjustments for

regulatory capital
As

part

of

the

acquisition

of

the

Credit

Suisse

Group

in

2023,

the

assets

acquired

and

liabilities

assumed,

including
contingent

liabilities,

were

recognized

at

fair

value

as

of

the

acquisition

date

in

accordance

with

IFRS

3,
Business
Combinations
. The purchase price allocation

(PPA) fair

value adjustments required under

IFRS 3 were recognized

as part
of negative goodwill and included

effects on financial instruments measured at amortized cost,

such as fair value

impacts
from

interest

rates

and

own

credit,

that

are

expected

to

accrete

back

to

par

through

the

income

statement

as

the
instruments are

held to

maturity.

FINMA approved

a transitional

CET1 capital

treatment

for certain

of these

fair value
adjustments, given the

substantially temporary nature

of the IFRS-3-accounting-driven

effects,

which neutralized equity
reductions under IFRS

Accounting Standards of

USD 5.9bn (before

tax)

and USD 5.0bn (net of

tax) as of the

acquisition
date. The transitional treatment was subject to linear

amortization through 30 June 2027.

In the third

quarter of

2024, we voluntarily

accelerated the amortization

of the remaining

transitional CET1

capital PPA
adjustments.

The amortization of transitional CET1 capital PPA adjustments since the acquisition date totaled USD 5.0bn
(net of tax) as of the end of 2024, an increase of USD 4.3bn (net of tax) in 2024.
Total loss-absorbing capacity
Swiss SRB going and gone concern information
USD m, except where indicated 31.12.24 31.12.23
1
Eligible going concern capital
Total going concern capital

87,739

91,894
Total tier 1 capital

87,739

91,894
Common equity tier 1 capital

71,367

78,002
Total loss-absorbing additional tier 1 capital

16,372

13,892
of which: high-trigger loss-absorbing additional tier 1 capital

15,126

12,678
of which: low-trigger loss-absorbing additional tier 1 capital

1,245

1,214
Eligible gone concern capital
Total gone concern loss-absorbing capacity

97,655

107,106
Total tier 2 capital

207

538
of which: non-Basel III-compliant tier 2 capital

207

538
TLAC-eligible senior unsecured debt

97,449

106,567
Total loss-absorbing capacity
Total loss-absorbing capacity

185,394

199,000
Risk-weighted assets / leverage ratio denominator
Risk-weighted assets

498,538

546,505
Leverage ratio denominator

1,519,477

1,695,403
Capital and loss-absorbing capacity ratios (%)
Going concern capital ratio

17.6

16.8
of which: common equity tier 1 capital ratio

14.3

14.3
Gone concern loss-absorbing capacity ratio

19.6

19.6
Total loss-absorbing capacity ratio

37.2

36.4
Leverage ratios (%)
Going concern leverage ratio

5.8

5.4
of which: common equity tier 1 leverage ratio

4.7

4.6
Gone concern leverage ratio

6.4

6.3
Total loss-absorbing capacity leverage ratio

12.2

11.7
1 Comparative-period information has been revised. Refer to “Note 2 Accounting for the acquisition of the Credit Suisse Group” in the “Consolidated financial statements” section of this report for more information.

Annual Report 2024 |
Risk, capital, liquidity and funding, and

balance sheet | Capital management

141
Audited |

Reconciliation of equity under IFRS Accounting Standards to Swiss SRB common equity tier 1 capital
USD m 31.12.24 31.12.23
1
Total equity under IFRS Accounting Standards
85,574
86,156
Equity attributable to non-controlling interests
(494)
(531)
Defined benefit plans, net of tax
(833)
(965)
Deferred tax assets recognized for tax loss carry-forwards
(2,288)
(3,039)
Deferred tax assets for unused tax credits
(688)
(97)
Deferred tax assets on temporary differences, excess over threshold
(803)
Goodwill, net of tax 2
(5,702)
(5,750)
Intangible assets, net of tax
(702)
(894)
Compensation-related components (not recognized in net profit)
(2,800)
(2,186)
Expected losses on advanced internal ratings-based portfolio less provisions
(568)
(713)
Unrealized (gains) / losses from cash flow hedges, net of tax
2,585
3,109
Own credit related to (gains) / losses on financial liabilities measured at fair value that existed at the balance sheet date, net of tax
1,178
1,291
Own credit related to (gains) / losses on derivative financial instruments that existed at the balance sheet date
(62)
(89)
Prudential valuation adjustments
(167)
(368)
Accruals for dividends to shareholders
(2,835)
(2,240)
Transitional CET1 capital PPA adjustments, net of tax
4,316
Other
(25)
3
Total common equity tier 1 capital
71,367
78,002
1 Comparative-period information has been revised. Refer

to “Note 2 Accounting for the acquisition of the Credit

Suisse Group” in the “Consolidated financial statements” section of this report for more information.

2 Includes goodwill related to significant investments in financial institutions of USD
19
m as of 31 December 2024 (31 December 2023: USD
20
m) presented on the balance sheet line Investments in associates.
▲
Total loss-absorbing capacity and movement

Our TLAC decreased by USD 13.6bn to USD 185.4bn

as of 31 December 2024.

Going concern capital and movement
Audited

|
Our CET1

capital

mainly

consists

of: share

capital;

share premium,

which primarily

consists

of additional

paid-in capital
related to

shares issued;

and retained

earnings.

A detailed

reconciliation

of equity

under IFRS

Accounting

Standards to

CET1
capital is provided

in the

“Reconciliation of equity under IFRS

Accounting Standards to Swiss

SRB common equity

tier 1
capital” table.

Our CET1 capital decreased by USD
6.6
bn to USD
71.4
bn as of 31 December 2024, mainly as operating

profit before tax
of USD
6.8
bn was more than offset by regular and voluntary amortization of the remaining transitional CET1 capital PPA adjustments

of

USD
4.3
bn

(net

of

tax),

dividend

accruals

of

USD
2.8
bn,

current

tax

expenses

of

USD
2.2
bn,

foreign
currency

translation

losses

of

USD
1.8
bn,

a

negative

effect

from

compensation-

and

own-share-related

capital
components of USD
1.4
bn, and share repurchases of USD
1.0
bn under our 2024 share repurchase program.
›
Refer to “UBS shares” in this section for more information about our share repurchase programs
Our loss-absorbing

AT1 capital

increased by

USD
2.5
bn to

USD
16.4
bn, mainly

reflecting new

issuances of

AT1 capital
instruments of USD
3.5
bn partly offset by a call of USD
1.0
bn equivalent of AT1 capital instruments.
▲
Following the approval of

a maximum amount of

conversion capital by UBS

Group AG’s shareholders at the 2024

Annual
General

Meeting,

AT1

capital

instruments

issued

from

the

beginning

of

the

fourth

quarter

of

2023

are,

upon

the
occurrence of a trigger event or a viability event,

subject to conversion into UBS Group AG ordinary

shares rather than a
write-down. AT1 capital instruments issued prior to the fourth quarter of 2023 remain subject to a write-down.
›
Refer to “Conversion capital” in the “Corporate governance”

section of this report for more information about conversion capital
Gone concern loss-absorbing capacity and movement
Audited |
Our total gone concern loss-absorbing capacity

decreased by

USD
9.5
bn to

USD
97.7
bn as of 31 December 2024
and included

USD
97.4
bn of TLAC-eligible

senior unsecured

debt.
▲
The decrease

of USD 9.5bn

mainly reflected

the call

of USD 11.9bn

equivalent of

TLAC-eligible senior

unsecured debt
instruments,

as well as USD 5.6bn equivalent of senior unsecured debt

instruments

and USD 0.3bn of tier 2 instruments
ceasing to be eligible

as gone concern capital

as they entered the

final year before maturity,

and negative impacts

from
interest rate risk hedge, foreign currency

translation and other effects.

The aforementioned decreases were

partly offset
by new issuances of USD 9.7bn equivalent of TLAC-eligible

senior unsecured debt instruments.
Loss-absorbing capacity and leverage ratios
Our CET1

capital

ratio

remained

broadly

unchanged

at

14.3%,

as a

USD 48.0bn

decrease

in RWA

was

offset

by the
aforementioned decrease in CET1 capital

.
Our CET1 leverage

ratio increased to 4.7%

from 4.6%, due

to a USD 175.9bn decrease

in the LRD, partly offset

by the
decrease in CET1 capital.
Our going concern capital ratio increased to 17.6% from 16.8%, reflecting the aforementioned decrease in RWA, partly offset by a decrease in going concern capital of USD 4.2bn.

Annual Report 2024 |
Risk, capital, liquidity and funding, and

balance sheet | Capital management

142
Our

going

concern

leverage

ratio

increased

to

5.8%

from

5.4%,

reflecting

the

aforementioned

decrease

in

the

LRD,
partly offset by the decrease in going concern capital of

USD 4.2bn.
Our gone concern

loss-absorbing capacity

ratio was broadly

unchanged at 19.6%,

as a decrease

in gone concern

loss-
absorbing capacity of USD 9.5bn was offset by the aforementioned decrease in RWA.
Our gone concern

leverage ratio

increased to

6.4% from 6.3%,

driven by the

decrease in the

LRD,

partly offset

by the
aforementioned decrease in gone concern loss-absorbing

capacity.
Swiss SRB total loss-absorbing capacity movement
1
USD m
Going concern capital Swiss SRB
Common equity tier 1 capital as of 31.12.23

78,002
Operating profit / (loss) before tax

6,821
Current tax (expense) / benefit

(2,170)
Foreign currency translation effects, before tax

(1,778)
Compensation-

and own-share-related capital components

(1,382)
Share repurchase program

(1,000)
Accruals for proposed dividends to shareholders

(2,835)
Voluntary acceleration of the amortization of the remaining transitional CET1 capital

PPA adjustments, net of tax

(3,371)
Regular amortization of the transitional CET1 capital PPA adjustments, net of tax

(945)
Other

26
Common equity tier 1 capital as of 31.12.24

71,367
Loss-absorbing additional tier 1 capital as of 31.12.23

13,892
Issuance of high-trigger loss-absorbing additional tier 1 capital

3,483
Call of high-trigger loss-absorbing additional tier 1 capital

(1,015)
Interest rate risk hedge, foreign currency translation and other effects

13
Loss-absorbing additional tier 1 capital as of 31.12.24

16,372
Total going concern capital as of 31.12.23

91,894
Total going concern capital as of 31.12.24

87,739
Gone concern loss-absorbing capacity
Tier 2 capital as of 31.12.23

538
Debt no longer eligible as gone concern loss-absorbing capacity due to residual tenor falling to below one year

(328)
Interest rate risk hedge, foreign currency translation and other effects

(4)
Tier 2 capital as of 31.12.24

207
TLAC-eligible unsecured debt as of 31.12.23

106,567
Issuance of TLAC-eligible senior unsecured debt

9,744
Call of TLAC-eligible senior unsecured debt

(11,890)
Debt no longer eligible as gone concern loss-absorbing capacity due to residual tenor falling to below one year

(5,568)
Interest rate risk hedge, foreign currency translation and other effects

(1,405)
TLAC-eligible unsecured debt as of 31.12.24

97,449
Total gone concern loss-absorbing capacity as of 31.12.23

107,106
Total gone concern loss-absorbing capacity as of 31.12.24

97,655
Total loss-absorbing capacity
Total loss-absorbing capacity as of 31.12.23

199,000
Total loss-absorbing capacity as of 31.12.24

185,394
1 Comparative-period information has been revised. Refer to “Note 2 Accounting for the acquisition of the Credit Suisse Group” in the “Consolidated financial statements” section of this report for more information.

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

Annual Report 2024 |
Risk, capital, liquidity and funding, and

balance sheet | Capital management

143
Sensitivity to currency movements

Risk-weighted assets
We

estimate

that

a

10%

depreciation

of

the

US

dollar

against

other

currencies

would

have

increased

our

RWA

by
USD 22bn and our CET1 capital by USD 2.4bn as of 31 December 2024 (31 December 2023: USD 24bn and USD 2.6bn,
respectively) and decreased our CET1 capital

ratio by 14 basis points (31 December 2023: 13 basis points).
Conversely, a 10%

appreciation of the

US dollar against

other currencies would

have decreased our

RWA by USD 20bn
and our

CET1 capital

by USD 2.2bn

(31 December

2023: USD 21bn

and USD 2.4bn,

respectively) and

increased our
CET1 capital ratio by 14 basis points (31 December 2023: 13 basis points).
Leverage ratio denominator
Our leverage ratio is also sensitive to

foreign exchange movements as a result of the currency mix of our capital and LRD.
When adjusting the currency mix in capital, potential effects on the going concern leverage ratio are taken into account, and the

sensitivity

of the

going concern

leverage

ratio to

an appreciation

or depreciation

of 10%

in the

value

of the
US dollar against other currencies is actively monitored.
We

estimate

that

a

10%

depreciation

of

the

US

dollar

against

other

currencies

would

have

increased

our

LRD

by
USD 97bn as of 31 December 2024 (31 December 2023: USD 114bn)

and decreased our CET1 leverage ratio by 13 basis
points (31

December 2023:

15 basis points).

Conversely, a

10% appreciation

of the

US dollar

against other

currencies
would have decreased our LRD by USD 88bn (31 December 2023: USD 103bn) and increased our CET1 leverage ratio by
14 basis points (31 December 2023: 15 basis points).
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
Supervisory authorities

generally have

discretion

to

impose higher

requirements,

or to

otherwise

limit the

activities

of
subsidiaries. Supervisory authorities

also may require

entities to measure

capital and leverage

ratios on a stressed

basis,
and may

limit the

ability of

the entity

to engage

in new

activities or

take capital

actions based

on the

results

of those
tests.

›
Refer to the 31 December 2024 Pillar 3 Report,

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
As

of

31 December

2024,

the

liability

of

UBS

Switzerland AG

amounted

to

CHF 2.4bn

(USD 2.6bn),

a

decrease

of
CHF 0.4bn

(USD 0.7bn)

compared

with

31 December

2023.

The

respective

liability

of

UBS AG

has

been

substantially
extinguished.

Annual Report 2024 |
Risk, capital, liquidity and funding, and

balance sheet | Capital management

144
Risk-weighted assets
RWA development in 2024
During 2024, RWA decreased by

USD 48.0bn to USD 498.5bn, driven by

a USD 32.9bn decrease resulting from

asset size
and other movements, a USD 14.6bn decrease from currency effects, and a decrease of USD 0.4bn resulting from model
updates and methodology changes.

›
Refer to the 31 December 2024 Pillar 3 Report,

available under “Pillar 3 disclosures” at
ubs.com/investors,

for more information
about RWA movements and definitions of RWA movement key drivers
Movement in risk-weighted assets, by key driver
USD bn
RWA as of
31.12.23
Currency
effects
Model updates
and
methodology
changes
Asset size and
other
1
RWA as of
31.12.24
Credit and counterparty credit risk
2

345.3

(13.6)

(6.6)

(33.0)

292.2
Non-counterparty-related risk
3

34.4

(1.1)

0.5

33.7
Market risk

21.4

6.2

(0.4)

27.2
Operational risk

145.4

145.4
Total

546.5

(14.6)

(0.4)

(32.9)

498.5
1 Includes the Pillar

3 categories “Asset

size”, “Credit quality

of counterparties”, “Acquisitions

and disposals” and “Other”.

For more information,

refer to the 31

December 2024 Pillar

3 Report, available

under
“Pillar 3 disclosures” at ubs.com/investors.

2 Includes settlement risk, credit valuation adjustments, equity and investments in funds exposures in the banking book,

and securitization exposures in the banking book.

3 Non-counterparty-related risk includes deferred tax assets recognized for temporary differences, property,

equipment, software and other items.
Credit and counterparty credit risk
Credit

and

counterparty

credit

risk

RWA

decreased

by

USD

53.1bn

to

USD 292.2bn

as

of

31 December

2024.

This
decrease

was

driven

by

asset

size

and

other

movements

of

USD 33.0bn,

currency

effects

of

USD 13.6bn,

and

model
updates and methodology changes of USD 6.6bn.
Asset size and other movements decreased by

USD 33.0bn, mainly due to lower RWA in Non-core

and Legacy, primarily
driven by our

actions to actively

unwind the portfolio,

in addition to

the natural

roll-off, and,

to a lesser

extent,

due to
lower RWA

from loans

and loan

commitments across

Personal &

Corporate Banking,

Global Wealth

Management and
the Investment Bank.
Model updates

and methodology

changes resulted

in a

RWA decrease

of USD

6.6bn, mainly

due to

the phase-out

of
certain multipliers following improvements to models.
›
Refer to “Credit risk” in the “Risk management and

control” section of this report for more information about

credit and
counterparty credit risk developments
›
Refer to the 31 December 2024 Pillar 3 Report,

available under “Pillar 3 disclosures” at
ubs.com/investors,

for more information
about credit and counterparty credit risk developments
Market risk
Market risk RWA

increased by USD 5.8bn

to USD 27.2bn as of

31 December 2024, driven

by an increase

of USD 6.2bn
from the

FINMA-approved integration

of time decay

into regulatory

value-at-risk (VaR

)

and stressed

VaR for

derivatives
with

optionality,

which

was

partly

offset

by

an

improvement

in

the

profit

and

loss

representation

of

derivatives

with
multiple underlyings

in the

first quarter

of 2024,

as well

as from

the capital

buffer newly

introduced

by FINMA

in the
third quarter of

2024 to capitalize potential

maturity mismatches between

positions and hedges

in the incremental

risk
charge. This

change was

partly offset by

a decrease of

USD 0.4bn from asset

size and

other movements

due to

a reduction
of RWA in Non-core and Legacy

as a result of our actions to unwind the portfolio.

›
Refer to “Market risk” in the “Risk management

and control” section of this report for more information about market risk
developments
›
Refer to the 31 December 2024 Pillar 3 Report,

available under “Pillar 3 disclosures” at
ubs.com/investors,

for more information
about market risk developments
Operational risk

Operational risk

RWA were unchanged at

USD 145.4bn as of

31 December 2024. In

the first quarter

of 2024,

we updated
the methodology that we use to allocate operational risk

RWA to the business divisions and Group

Items.
›
Refer to “Non-financial risk capital measurement” in the

“Risk management and control” section of this

report for more
information about the advanced measurement approach,

which has been used to measure Group operational risk exposure

and
calculate operational risk regulatory capital
Outlook
The adoption of the

final Basel III standards in

January 2025 led to

a USD 1bn increase in the

UBS Group’s RWA, resulting
in a minimal

impact on the

CET1 capital ratio.

The USD 1bn increase was

primarily driven by

a USD 7bn increase

in market
risk RWA and a

USD 3bn increase in credit

valuation adjustment-related

RWA resulting from

the implementation of the
Fundamental Review of the Trading Book (the FRTB) framework,

largely offset by a USD 7bn reduction in operational

risk
RWA and a USD 1bn reduction

in credit risk RWA. We

will provide in our first quarter 2025

report an update on further
improvements from mitigating actions and our dialogue with FINMA regarding various aspects of the final Basel III rules.
These changes do not take into account the impact

of the output floor.

The output floor,

which is being phased in until
2028, is currently not binding for the UBS Group

.

Annual Report 2024 |
Risk, capital, liquidity and funding, and

balance sheet | Capital management

145
In addition to the impact

of the final Basel III standards,

we expect that model updates

will result in an RWA

increase of
around USD 3bn in 2025, primarily as a result of the migration of Credit Suisse portfolios to UBS models. The extent and timing of RWA changes may

vary as model updates are

completed and receive regulatory

approval, along with changes
in the composition of the relevant portfolios.
Furthermore, we

expect exposures

in Non-core

and Legacy

to reduce

as a

result of

maturities and

active unwinding

of
positions, mitigating the impact from the FRTB.
Risk-weighted assets, by business division and Group Items
1
USD bn
Global Wealth
Management
Personal &
Corporate
Banking
Asset
Management
Investment
Bank
Non-core and
Legacy
Group

Items
Total
RWA
31.12.24
Credit and counterparty credit risk
2

93.6

120.6

7.2

56.2

10.7

3.9

292.2
Non-counterparty-related risk
3

6.4

2.9

0.7

3.6

1.5

18.7

33.7
Market risk

2.7

0.2

0.0

22.1

2.2

0.0

27.2
Operational risk

63.2

19.3

7.2

24.4

27.1

4.2

145.4
Total

165.8

143.0

15.1

106.4

41.4

26.8

498.5
31.12.23
Credit and counterparty credit risk
2

99.0

133.0

7.6

67.1

35.9

2.7

345.3
Non-counterparty-related risk
3

6.8

3.4

0.8

3.8

2.5

17.1

34.4
Market risk

1.8

0.2

0.0

13.8

5.6

0.0

21.4
Operational risk

59.4

17.6

7.2

25.0

30.0

6.2

145.4
Total

167.1

154.2

15.6

109.7

74.0

25.9

546.5
31.12.24 vs 31.12.23
Credit and counterparty credit risk
2

(5.4)

(12.5)

(0.4)

(10.9)

(25.2)

1.3

(53.1)
Non-counterparty-related risk
3

(0.5)

(0.5)

(0.1)

(0.2)

(1.0)

1.6

(0.6)
Market risk

0.8

0.0

0.0

8.4

(3.4)

0.0

5.8
Operational risk

3.8

1.7

0.0

(0.6)

(2.9)

(2.0)
Total

(1.3)

(11.3)

(0.5)

(3.3)

(32.5)

0.8

(48.0)
1 From the first quarter of 2024 onward, we

have started to further push out risk-weighted assets

from Group Items to the business divisions. Prior periods have been restated to reflect these changes. Refer to “Note 3
Segment reporting” in the “Consolidated financial

statements” section of this report for more

information about the realignment of the business

divisions.

2 Includes settlement risk, credit valuation

adjustments,
equity and investments in funds exposures in the banking book,

and securitization exposures in the banking book.

3 Non-counterparty-related risk includes deferred tax assets recognized for temporary differences
(31 December 2024: USD 18.1bn; 31 December 2023: USD 16.4bn), as well as property, equipment, software and other items (31 December 2024: USD 15.7bn; 31 December 2023: USD 18.0bn).
Leverage ratio denominator
LRD development in 2024
During 2024, the LRD

decreased by USD 175.9bn

to USD 1,519.5bn, mainly

due to asset

size and other

movements of
USD 102.3bn, as well as currency effects

of USD 73.6bn.
Movement in leverage ratio denominator, by key driver
USD bn
LRD as of

31.12.23
Currency

effects
Asset size and

other
LRD as of

31.12.24
On-balance sheet exposures (excluding derivatives and securities financing transactions)
1

1,329.2

(59.1)

(117.9)

1,152.2
Derivatives
1

128.1

(6.1)

10.0

132.0
Securities financing transactions

165.4

(5.7)

17.3

177.1
Off-balance sheet items

79.9

(2.9)

(7.3)

69.8
Deduction items

(7.2)

0.1

(4.5)

(11.6)
Total

1,695.4

(73.6)

(102.3)

1,519.5
1 Prior to the fourth quarter

of 2024, certain exposures related

to derivative cash collateral

were included in On-balance

sheet exposures. From

the fourth quarter of 2024

onward, we have refined the

approach to
include these exposures in Derivatives, which had no bottom-line impact on total LRD.

The comparative period has not been restated.

Annual Report 2024 |
Risk, capital, liquidity and funding, and

balance sheet | Capital management

146
The LRD movements described below exclude currency

effects.

On-balance

sheet

exposures

(excluding

derivatives

and

securities

financing

transactions)

decreased

by

USD 117.9bn,
reflecting a decrease in cash and balances at central banks, mainly due to repayment of funding from the Swiss National
Bank, as

well as

a decrease

in

lending balances

due to

negative

net new

loans

in

Personal

& Corporate

Banking and
Global Wealth Management.

There were also decreases in trading portfolio assets, mainly driven by unwinding activities
in Non-core

and Legacy,
partly offset

by an

increase in

inventory held

in the

Investment Bank

to hedge

client positions
and decreases in financial assets reflecting maturities of the high-quality liquid asset portfolio securities.
Derivatives exposures increased

by USD 10.0bn, mainly

due to market-driven

movements on foreign

currency contracts
in the Investment Bank, partly offset by lower trading volumes,

mainly in Non-core and Legacy.
Securities financing transactions

exposures increased by USD 17.3bn,

mainly reflecting higher

cash reinvestment in

Group
Treasury and brokerage receivables reflecting increases in

client activity levels.

Off-balance sheet items exposures decreased by USD

7.3bn, mainly driven by lower loan commitments.
Deduction items

increased by

USD 4.5bn to

USD 11.6bn from

USD 7.2bn, mainly

due to

our voluntary

acceleration of
the amortization of the remaining transitional CET1 capital

PPA adjustments in the third quarter of 2024.
›
Refer to “Balance sheet and off-balance sheet” in this

section for more information about balance sheet

and off-balance sheet
movements
›
Refer to “Transitional purchase price allocation adjustments for regulatory capital” in this section for more information about the
change in deduction items
Outlook
The

adoption

of the

final Basel

III standards

in

January

2025 led

to a

low

single-digit

percentage

increase

in the

UBS
Group’s LRD, reducing the CET1 leverage

ratio by around 10 basis points.

Leverage ratio denominator, by business division and Group Items
1
USD bn
Global Wealth
Management

Personal &
Corporate
Banking
Asset
Management
Investment
Bank
Non-core and
Legacy Group Items
Total

31.12.24
On-balance sheet exposures
2

480.0

398.4

5.4

211.8

40.3

16.2

1,152.2
Derivatives
2

11.9

5.6

0.0

104.6

9.5

0.4

132.0
Securities financing transactions

71.6

44.8

0.1

59.2

2.3

(0.9)

177.1
Off-balance sheet items

18.4

30.9

0.1

18.2

1.8

0.2

69.8
Items deducted from Swiss SRB tier 1 capital

(5.3)

(0.9)

(1.2)

(0.4)

(0.4)

(3.4)

(11.6)
Total

576.6

478.9

4.5

393.5

53.5

12.5

1,519.5
31.12.23
On-balance sheet exposures
2

514.4

442.8

5.8

235.3

117.7

13.2

1,329.2
Derivatives
2

8.7

3.2

0.0

90.6

25.5

0.1

128.1
Securities financing transactions

50.4

40.0

0.1

50.6

24.3

0.2

165.4
Off-balance sheet items

22.2

37.0

0.2

18.5

1.7

0.3

79.9
Items deducted from Swiss SRB tier 1 capital

(3.2)

1.9

(1.2)

(0.4)

(0.7)

(3.6)

(7.2)
Total

592.5

524.8

4.9

394.5

168.5

10.2

1,695.4
31.12.24 vs 31.12.23
On-balance sheet exposures

(34.4)

(44.3)

(0.4)

(23.5)

(77.3)

3.0

(177.0)
Derivatives

3.2

2.4

0.0

14.0

(16.0)

0.3

3.9
Securities financing transactions

21.2

4.8

0.0

8.7

(22.0)

(1.1)

11.6
Off-balance sheet items

(3.8)

(6.1)

0.0

(0.3)

0.1

(0.1)

(10.1)
Items deducted from Swiss SRB tier 1 capital

(2.1)

(2.8)

0.0

0.1

0.2

0.2

(4.3)
Total

(15.9)

(45.9)

(0.4)

(1.0)

(115.0)

2.4

(175.9)
1 From the first

quarter of 2024

onward, we have

started to further push

out LRD from Group

Items to the business

divisions. Prior periods

have been restated

to reflect these changes.

Refer to “Note 3

Segment
reporting” in the “Consolidated financial statements” section of this report for more information about the realignment

of the business divisions.

2 Prior to the fourth quarter of 2024,

certain exposures related to
derivative cash collateral were

included in On-balance sheet

exposures. From the

fourth quarter of 2024

onward, we have refined

the approach to include

these exposures in Derivatives,

which had no bottom-line
impact on total LRD. The comparative period has not been restated.

Annual Report 2024 |
Risk, capital, liquidity and funding, and

balance sheet | Capital management

147
Equity attribution
We have updated

our equity attribution

framework as of

1 January 2024. Specifically,

we have increased

the allocation
of tangible

equity to

the

business

divisions

by aligning

the

capital

ratios for

RWA

and the

LRD

more

closely

with

our
current Group

capital targets. Alongside

the updates to

our equity attribution

framework, we have

reflected the increased
allocation of balance sheet resources

previously retained centrally. As a

result, Group Items primarily retains equity

related
to deferred

tax assets,

accruals for

shareholder returns,

and unrealized

gains / losses

from cash

flow hedges.

The prior
year has been restated to reflect these changes.

Under

our

equity

attribution

framework,

tangible

equity

is

attributed

based

on

equally

weighted

average

RWA

and
average LRD, which both include

resource allocations from our

Group functions to the

business divisions.

Average RWA
and LRD are converted to CET1 capital equivalents

using target capital ratios. If the attributed

tangible equity calculated
under the weighted-driver approach

is less than the

CET1 capital equivalent of

risk-based capital (RBC)

for any business
division, the CET1 capital equivalent of RBC is used as a floor for that business division.

In 2024, the floor was applicable
for Asset Management and Non-core and Legacy and

in 2023 for Asset Management.
In addition to tangible equity, we

allocate equity to the business divisions

to support goodwill and intangible

assets. We
also allocate

to the

business divisions

attributed equity

related to

CET1 capital

deduction items

that are

attributable to
divisional activities, such as compensation-related components or expected losses on the advanced internal

ratings-based
portfolio less provisions. We attribute all remaining capital deduction items to Group Items.

›
Refer to “Balance sheet and off-balance sheet” in this

section for more information about movements in equity

attributable to
shareholders
Average attributed equity
For the year ended
USD bn 31.12.24 31.12.23
1
31.12.22
Global Wealth Management

33.3

29.3

20.0
Personal & Corporate Banking

21.6

16.8

9.3
Asset Management

2.7

2.3

1.7
Investment Bank

17.1

15.9

13.0
Non-core and Legacy

9.5

6.0

1.1
Group Items
2

1.1

3.8

12.5
Average equity attributed to business divisions and Group Items

85.2

74.2

57.6
1 The prior year has been restated to reflect

the changes to the equity attribution framework. Prior year average numbers were impacted by the acquisition of the

Credit Suisse Group in June 2023.

2 Includes average
attributed equity related to capital deduction items for deferred tax assets, accruals for shareholder returns and unrealized gains / losses from cash flow hedges.

Annual Report 2024 |
Risk, capital, liquidity and funding, and

balance sheet | Liquidity and funding management

148
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
Following the completion of

the acquisition of the

Credit Suisse Group in

June 2023, the merger

of UBS AG and Credit
Suisse AG in May 2024, the

transition to a single

US intermediate holding company in

June 2024, and the merger

of UBS
Switzerland AG and

Credit Suisse

(Schweiz) AG in

July 2024,

Credit Suisse

became part

of the

overall liquidity

and funding
management of the UBS Group.

Strategy, objectives and governance
Audited |

Our management of liquidity and funding ensures that our business franchises are protected and that our internal and regulatory liquidity

and funding requirements

are prudently managed.

We measure liquidity

and funding risk using
internal

and

regulatory

models

and

metrics.

We

define

and

implement

internal

stress

testing

across

different

time
horizons, scenarios

and currencies

to ensure

we have

sufficient liquidity

and funding,

while remaining

compliant

with
regulatory

liquidity

and

funding

requirements.

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

limits (which

are under

the authority

of the

BoD) and
indicators linked to these

limits are reviewed and

reconfirmed at least once

a year by the

BoD, the GEB, the

Group
ALCO,

the

Group

Chief

Financial

Officer,

the

Group

Chief

Risk

Officer

and

the

Group

Treasurer,

taking

into
consideration the Group’s business strategy and risk appetite. Treasury Risk Control provides independent oversight over liquidity

and funding

risk, including

the setting

of key

internal limits

and early-warning

indicators associated
with these limits.
▲
›
Refer to the “Corporate governance” and

“Risk management and control” sections of this report

for more information
Group

Treasury

monitors

and

oversees

the

implementation

and

execution

of

our

liquidity

and

funding

strategy

and
manages liquidity

and funding

risk within

the limits

and other

relevant indicators,

thereby adhering

to the

internal risk
appetite and regulatory

requirements. This includes the management of both our cash and non-cash collateral, including
our high-quality liquid assets (HQLA),

and centralizes the Group’s access

to wholesale funding markets in Group

Treasury.
To

complement

our

business-as-usual

management,

Group

Treasury

maintains

a

Contingency

Funding

Plan

and
contributes to plans for recovery and resolution,

defining crisis management processes throughout the crisis

continuum.
Group Treasury

reports on

the Group’s

liquidity and

funding status

and position,

at least

monthly, to

the Group

ALCO
and the Risk Committee of the BoD.
Liquidity and funding stress testing
Audited |

Our liquidity and funding risk appetite objective is

to ensure that the firm has sufficient liquidity to survive a severe
three-month

idiosyncratic

and

market-wide

liquidity

stress

event

and

to

ensure

that

the

firm

has

sufficient

long-term
funding to

maintain franchise

assets at

a constant

level under

stressed

market

conditions

for up

to one

year,

in both
cases without government support and allowing for discrete

management actions.

Group Treasury maintains a

diversified, high-quality pool of

unencumbered liquid assets under

Treasury control. The liquid
asset portfolio is

managed dynamically,

so as to

operate at

all times within

the internal

risk appetite and

other relevant
Group, UBS AG and subsidiary liquidity and funding requirements.
▲
Our liquidity

and funding

stress testing

has been

further refined

to cover

three main

stress scenarios:

a combined

(i.e.
market and idiosyncratic) scenario, an idiosyncratic scenario and a structural market-wide scenario.

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
UBS ensures

that its

liquidity risk

appetite objective

is met

by maintaining

a cumulative

liquidity surplus

on each

day in
the three-month stress horizon.

The liquidity gap is

assessed by modeling the

stressed liquidity value of

the liquidity buffer
and stressed liquidity inflows and outflows under the scenario.

Annual Report 2024 |
Risk, capital, liquidity and funding, and

balance sheet | Liquidity and funding management

149
Idiosyncratic scenario
In this three

-month stress

scenario, UBS is

subject to a

significant and

unforeseen event

specific to UBS.

This materially
damages the market’s

perception of the

reputation and

creditworthiness of

UBS. The event

occurs in otherwise

benign
macroeconomic and financial market conditions. UBS’s difficulties throughout the scenario are limited to UBS

and do not
trigger material market moves.
Structural market-wide scenario
In this scenario, UBS is subject

to a significant deterioration of macroeconomic

and financial market conditions

globally.
Macroeconomic shocks

result in

deteriorated financial

market conditions

over the

scenario horizon

of one

year.

UBS is
assumed to be affected equally relative

to other global financial institutions.
UBS ensures that

its funding risk

appetite objective

is met by

maintaining a

positive cumulative

behavioral liquidity

gap
across the

3-month,

6-month,

9-month

and

12-month

tenors.

The

liquidity

gap

is assessed

by

modeling

the

stressed
liquidity value of the liquidity buffer and the stressed liquidity inflows and outflows under the scenario.

Management of liquidity and funding risk
Audited

|

Group Treasury

monitors the

Group’s funding

position,

including concentration

risk, aiming

to ensure

that

the
Group maintains a

well-balanced and diversified liability

structure. Group Treasury also looks to create the

optimal liability
structure to finance our businesses

in a reliable and

cost-efficient manner. Our funding activities are planned by analyzing
the overall liquidity and funding requirements,

taking into account the amount

of stable funding that would

be needed
to support ongoing business activities through periods

of difficult market conditions.
▲
The funding strategy of UBS Group is set annually in the Funding Plan and is reviewed on an ongoing basis. The Funding
Plan is developed by Group Treasury and approved by the

Group ALCO.
›
Refer to “Balance sheet and off-balance sheet” in this

section for more information about the development

of our short- and
long-term debt during 2024
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
Funding costs and benefits

are allocated to our

business divisions according to

our liquidity and

funding risk management
framework. Our internal funds transfer pricing system aims to balance funding supply and demand.
Credit ratings
Credit ratings

can affect

the cost and

availability of

funding, especially from

wholesale unsecured

sources. UBS’s

credit
ratings can also influence

the performance of some of

its businesses and the

levels of client and

counterparty confidence.
Rating agencies

take into

account a

range of

factors when

assessing creditworthiness

and setting

credit ratings.

These
include the

firm’s strategy,

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

2024, in the event of

a one-notch reduction in our

long-term credit ratings, we

would
have been required to

provide USD 0.1bn in cash or

other collateral. In the event

of a two-notch reduction, it

would have
been

USD 0.4bn

and

for

a

three-notch

downgrade,

USD 1.2bn.

In

the

two-

and

three-notch

scenarios

the

collateral
requirements predominantly relate to OTC derivative positions.
During 2024,

rating agencies

took the

following actions

regarding UBS

Group AG’s ratings:

Moody’s Investors

Service
Limited (Moody’s) changed

the outlook

on its “A3”

long-term senior unsecured

debt rating to

“Developing”; and S&P
Global

Ratings

Europe

Limited

(S&P)

changed

the

outlook

on

its

“A–”

long-term

Issuer

Credit

Rating

to

“Stable”.

In
addition, Moody’s upgraded the long-term senior unsecured

debt ratings of UBS AG to Aa2 from Aa3.
›
Refer to “Liquidity and funding management are critical

to UBS’s ongoing performance” in the “Risk factors” section of this report for more information

Annual Report 2024 |
Risk, capital, liquidity and funding, and

balance sheet | Liquidity and funding management

150
Contingency Funding Plan
Audited

|

We maintain our

Contingency Funding Plan

in preparation and

as an action

plan, aiming to ensure

we maintain
sufficient liquidity to meet

payment obligations in a

liquidity and funding stress scenario.

The plan specifies the

processes,
tools and responsibilities

that we have

available to effectively

manage liquidity and

funding through

these periods. Our
funding

diversification

and

global

scope

help

to

protect

our

liquidity

position

in

the

event

of

a

crisis. Our

contingent
funding sources include our

HQLA portfolios, available central

bank-eligible non-HQLA collateral

for liquidity facilities at
several major

central banks,

contingent reductions of

trading portfolio assets,

and other

actions available

to management.
▲
Liquidity coverage ratio
The liquidity coverage ratio (the LCR) measures the short-term resilience of a bank’s liquidity profile by assessing whether
sufficient HQLA are

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

local regulatory requirements,

including local LCR

and large exposure

requirements. Funds that

are effectively
restricted in

subsidiaries and

branches are

excluded from

the calculation

of Group

HQLA. On this

basis, USD 56.3bn

of
assets were excluded from our

daily average Group HQLA for

the fourth quarter of 2024.

Amounts held in excess of

local
liquidity requirements that are not subject to other restricti ons are generally available for transfer within the Group

.
Basel Committee on

Banking Supervision (BCBS) standards

require an LCR

of at least

100%. In a

period of financial stress,
the Swiss

Financial Market

Supervisory Authority

(FINMA) may

permit banks

to use

their HQLA

and allow

their LCR

to
temporarily fall below

the minimum threshold.

We monitor the

LCR in all

significant currencies in

order to manage

any
currency mismatches between HQLA and the net expected

cash outflows in times of stress.
Our daily

average

LCR for

the

fourth

quarter

of

2024 was

188.4%,

compared

with

215.7% in

the

fourth

quarter

of
2023, remaining above the prudential requirement communicated by FINMA.
The movement in the average LCR was primarily driven by a decrease in HQLA of

USD 84.1bn to USD 331.5bn, primarily
due to lower cash available from the

repayment of funding from the Swiss National Bank, a

reduction of HQLA following
an increase in non-HQLA securities financing transactions, lower cash available from additional funding of trading

assets,
higher margin requirements,

a decrease in

debt issued

and an increase

in Swiss regulatory

minimum reserve requirements.
The aforementioned decreases in HQLA were partly offset by higher cash available from the unwinding activities of Non-
core and Legacy.

The effect of the decrease in HQLA was partly offset by a decrease in net cash outflows of USD 16.8bn to USD 176.0bn, mainly

attributable

to

higher

net

inflows

from

securities

financing

transactions,

lower

outflows

from

irrevocable

loan
commitments and lower net outflows from derivatives,

partly offset by higher outflows from customer deposits.

›
Refer to the 31 December 2024 Pillar 3 Report,

available under “Pillar 3 disclosures” at
ubs.com/investors, for more information
about the LCR
›
Refer to the “Significant regulated subsidiary and

sub-group information” section of this report
for more information about the
LCR of UBS AG and UBS Switzerland AG
Liquidity coverage ratio
USD bn, except where indicated Average 4Q24
1
Average 4Q23
1
High-quality liquid assets 331.5 415.6
Total net cash outflows
2
176.0 192.8
Liquidity coverage ratio (%)
3
188.4 215.7
1 Calculated based on an average of 64 data points in the

fourth quarter of 2024 and 63 data points in the fourth

quarter of 2023.

2 Represents the net cash outflows expected over a stress period of 30 calendar
days.

3 Calculated after the application of haircuts and inflow and outflow rates, as well as,

where applicable, caps on Level 2 assets and cash inflows.
Too-big-to-fail liquidity requirements
The too-big-to-fail (TBTF)

liquidity requirements communicated

by FINMA in the

third quarter of

2023 became effective
on 1 January

2024. The

affected legal

entities of

the UBS

Group were

compliant with

these requirements

throughout
2024.

Annual Report 2024 |
Risk, capital, liquidity and funding, and

balance sheet | Liquidity and funding management

151
Net stable funding ratio
The net stable funding ratio

(the NSFR) framework is intended

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

The BCBS NSFR

regulatory
framework requires a ratio of at

least 100%.
As of 31 December 2024, the NSFR of the UBS Group increased

0.9 percentage points to 125.5%, remaining above the
prudential requirement communicated by FINMA.
Available stable

funding decreased

by USD 69.6bn

to USD 856.8bn,

mainly driven

by lower

customer deposits,

largely
driven by currency effects, lower regulatory capital and debt issued.
Required stable funding

decreased by USD 60.7bn

to USD 682.5bn, predominantly

reflecting lower lending

assets, largely
due to currency effects.
›
Refer to the 31 December 2024 Pillar 3 Report,

available under “Pillar 3 disclosures” at
ubs.com/investors, for more information
about the NSFR
›
Refer to the “Significant regulated subsidiary and

sub-group information” section of this report
for more information about the
NSFR of UBS AG and UBS Switzerland AG
Net stable funding ratio
USD bn, except where indicated 31.12.24 31.12.23
Available stable funding (ASF) 856.8 926.4
Required stable funding (RSF) 682.5 743.2
Net stable funding ratio (%) 125.5 124.7
Balance sheet and off-balance sheet
The

balances

disclosed

in

this

section

represent

year-end

positions,

unless

indicated

otherwise.

Intra-period

balances
fluctuate in the ordinary course of business and may differ from year

-end positions. Refer to the “Consolidated financial
statements”

section

of

this

report

for

more

information

about

the

development

of

our

financial

position.

For

more
information about the effects of

the acquisition of the Credit

Suisse Group on our balance

sheet and off-balance sheet,
refer to “Note 2

Accounting for the

acquisition of the Credit

Suisse Group” in the

“Consolidated financial statements”
section of this report.
Balance sheet
Balance sheet assets
As

of

31 December

2024,

balance

sheet

assets

totaled

USD 1,565.0bn,

a

decrease

of

USD 151.9bn

compared

with
31 December 2023.
Cash and balances

at central banks

decreased by USD

90.8bn, mainly due

to the repayment

of funding from

the Swiss
National Bank (the

SNB),

net investments in

securities financing transactions at

amortized cost and currency

effects, partly
offset by

inflows from

the disposal

of high-quality

liquid asset

(HQLA) portfolio

securities. Lending

assets decreased

by
USD 61.9bn, primarily driven by currency effects of approximately USD 33.1bn and negative net new loans in Personal &
Corporate

Banking

and

Global

Wealth

Management.

Trading

assets

decreased

by

USD 10.5bn,

mainly

driven

by
unwinding

activities

in

Non-core

and Legacy,

partly

offset

by an

increase

in

inventory

held

in

the

Investment

Bank

to
hedge client positions.

Other financial assets measured

at fair value

decreased by USD 8.6bn,

mainly reflecting unwinding
activities in Non-core and Legacy.

Other financial assets measured at amortized cost

decreased by USD 6.7bn, mainly due
to maturities of the HQLA portfolio securities and currency

effects.
These decreases

were partly

offset by

an increase

of USD 19.3bn

in securities

financing transactions

at amortized

cost,
mainly

reflecting

higher

cash

reinvestment

in

Group

Treasury.

Brokerage

receivables

increased

by

USD 4.9bn,

mainly
reflecting

higher

client

activity

levels.

Derivative

and

cash

collateral

receivables

on

derivative

instruments

increased

by
USD 3.3bn, mainly in foreign currency contracts reflecting market-driven increases,

partly offset by a decrease in interest
rate contracts,

primarily reflecting unwinding activities in Non-core and Legacy.

Annual Report 2024 |
Risk, capital, liquidity and funding, and

balance sheet | Balance sheet and off-balance

sheet

152
Assets
As of % change from
USD bn 31.12.24 31.12.23
1
31.12.23
Cash and balances at central banks

223.3

314.1

(29)
Lending
2

598.9

660.8

(9)
Securities financing transactions at amortized cost

118.3

99.0

19
Trading assets

159.1

169.6

(6)
Derivatives and cash collateral receivables on derivative instruments

229.5

226.2

1
Brokerage receivables

25.9

21.0

23
Other financial assets measured at amortized cost

58.8

65.5

(10)
Other financial assets measured at fair value
3

97.7

106.3

(8)
Non-financial assets

53.6

54.5

(2)
Total assets

1,565.0

1,716.9

(9)
1 Comparative-period information has been revised. Refer to “Note 2 Accounting for the acquisition of the Credit Suisse Group” in the “Consolidated financial statements” section of this report for more information.

2 Consists of Loans and advances to customers and Amounts due from banks.

3 Consists of Financial assets at fair value not held for trading and Financial assets measured at fair value through other comprehensive
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

investment contracts

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

our HQLA

and unencumbered

positions in

our trading

portfolio. In

addition,
unencumbered assets include loans

and advances to customers

and amounts due from

banks. Unencumbered assets that
are considered to be available to secure funding at the legal

-entity level may be subject to restrictions that limit the total amount of assets available to the Group as a whole.

›
Refer to “Note 23 Restricted and transferred financial

assets”

in the “Consolidated financial statements” section

of this report for
more information
Asset encumbrance as of 31 December 2024
USD bn
Encumbered
Unencumbered
assets
Assets that
cannot be
pledged as
collateral Total Group
Assets pledged
as collateral
Assets
otherwise
restricted and
not available to
secure funding
Balance sheet
Cash and balances at central banks

0.9
0.1

222.3
0.0 223.3
Amounts due from banks 2.6

16.3
0.0 18.9
Receivables from securities financing transactions measured at amortized cost
118.3 118.3
Cash collateral receivables on derivative instruments 8.0

0.0
35.9 44.0
Loans and advances to customers

70.3
0.2

509.4
0.1 580.0
Other financial assets measured at amortized cost

8.7
1
4.2

37.7
8.3 58.8
Total financial assets measured at amortized cost

79.9
15.1

785.7
162.6 1,043.3
Financial assets at fair value held for trading

71.1
1
0.3

87.7
0.0 159.1
Derivative financial instruments 185.6 185.6
Brokerage receivables 25.9 25.9
Financial assets at fair value not held for trading

3.6
1
20.6

45.1
26.1 95.5
Total financial assets measured at fair value through profit or loss

74.7
20.9

132.8
237.6 465.9
Financial assets measured at fair value through other comprehensive income 1.9

0.3
2.2
Non-financial assets

24.8
28.8 53.6
Total balance sheet assets as of 31 December 2024

154.6
37.8

943.6
429.0 1,565.0
Total balance sheet assets as of 31 December 2023
3

222.8
38.0

1,043.3
412.9 1,716.9
Off-balance sheet
Fair value of securities accepted as collateral as of 31 December 2024

383.2
7.5

191.0
0.0 581.8
Fair value of securities accepted as collateral as of 31 December 2023

382.3
5.3

189.0
576.6
Total balance sheet assets and off-balance sheet securities accepted as collateral as of
31 December 2024

537.8
45.3

1,134.6
2
429.0 2,146.8
Total balance sheet assets and off-balance sheet securities accepted as collateral as of
31 December 2023
3
605.1 43.3

1,232.3
2
412.9 2,293.5
1 Includes assets pledged

as collateral that

may be sold or

repledged by counterparties.

The respective amounts

are disclosed in

“Note 23 Restricted and

transferred financial assets”

in the “Consolidated financial
statements” section of this report.

2 Includes high-quality liquid assets (31 December 2024: USD 338.9bn;

31 December 2023: USD 443.0bn).

3 Comparative-period information has been revised. Refer to “Note
2 Accounting for the acquisition of the Credit Suisse Group” in the “Consolidated financial statements” section of this report for more information.

Annual Report 2024 |
Risk, capital, liquidity and funding, and

balance sheet | Balance sheet and off-balance

sheet

153
Balance sheet liabilities
Total

liabilities as of 31 December 2024 were

USD 1,479.5bn, a decrease of USD 151.3bn compared

with 31 December
2023.
Short-term borrowings decreased

by USD 55.6bn, mainly

related to the

repayment of funding

from the SNB,

as well as
maturities

of

commercial

paper

and

certificates

of

deposits.

Customer

deposits

decreased

by

USD 46.2bn,

mainly
reflecting currency effects and net new deposit outflows. Debt issued designated at fair value and long-term debt issued measured

at

amortized

cost

decreased

by

USD 36.0bn,

mainly

driven

by

net

redemptions,

including

an

effect

of

the
unwinding activities

in Non-core

and Legacy,

and currency

effects. Derivative

and cash collateral

payables on derivative
instruments

decreased

by

USD 17.7bn,

mainly

reflecting

a

decrease

in

interest

rate

contracts,

primarily

reflecting
unwinding activities in Non-core

and Legacy, partly offset

by an increase in foreign

currency contracts in

the Investment
Bank.
These decreases

were partly

offset by

an increase

of USD 6.5bn

in brokerage

payables, reflecting

higher client

activity
levels as on the asset side.
›
Refer to “Capital management” in this section for

more information

Equity
Equity attributable to shareholders decreased

by USD 545m to USD 85,079m as of 31 December 2024.

The decrease of

USD 545m was mainly driven

by net treasury share

activity, which reduced

equity by USD 2,895m.

This
was predominantly due

to the purchas

ing of USD 1,981m

of shares in

relation to employee

share-based compensation
plans

and

share

repurchases

with

an

acquisition

cost

of

USD 1,000m

under

our

2024

share

repurchase

program.

In
addition, distributions

to shareholders

reduced equity

by USD 2,256m,

reflecting a

dividend payment

of USD 0.70

per
share.
These decreases were partly

offset by total comprehensive income

attributable to shareholders of USD 3,388m,

reflecting
net profit

of USD 5,085m, and

negative other comprehensive

income (OCI) of

USD 1,698m. OCI mainly

included negative
OCI

related

to

foreign

currency

translation

of

USD 1,754m,

partly

offset

by

cash

flow

hedge

OCI

of

USD 481m.

In
addition, deferred share-based compensation

awards of USD 1,104m

were expensed in

the income statement, increasing
share premium.
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
Liabilities and equity
As of % change from
USD bn 31.12.24 31.12.23
1
31.12.23
Short-term borrowings
2,3

53.9

109.5

(51)
Securities financing transactions at amortized cost

14.8

14.4

3
Customer deposits

745.8

792.0

(6)
Debt issued designated at fair value and long-term debt issued measured at amortized cost
3

291.6

327.6

(11)
Trading liabilities

35.2

34.2

3
Derivatives and cash collateral payables on derivative instruments

216.1

233.8

(8)
Brokerage payables

49.0

42.5

15
Other financial liabilities measured at amortized cost

21.0

20.9

1
Other financial liabilities designated at fair value

28.7

29.5

(3)
Non-financial liabilities

23.2

26.5

(12)
Total liabilities

1,479.5

1,630.8

(9)
Share capital

0.3

0.3

0
Share premium

12.0

13.2

(9)
Treasury shares

(6.4)

(4.8)

33
Retained earnings

78.0

74.4

5
Other comprehensive income
4

1.1

2.5

(56)
Total equity attributable to shareholders

85.1

85.6

(1)
Equity attributable to non-controlling interests

0.5

0.5

(7)
Total equity

85.6

86.2

(1)
Total liabilities and equity

1,565.0

1,716.9

(9)
1 Comparative-period information has been revised. Refer to “Note 2 Accounting for the acquisition of the Credit Suisse Group” in the “Consolidated financial statements” section of this report for more information.

2 Consists of short-term debt issued measured at amortized cost and amounts due to banks, which includes amounts due to central banks.

3 The classification of debt issued measured at amortized cost into short-
term and long-term is

based on original contractual

maturity and therefore long-term

debt also includes debt

with a remaining time

to maturity of less

than one year.

This classification does

not consider any

early
redemption features.

4 Excludes other comprehensive income related to defined benefit plans and own credit, which is recorded directly in Retained earnings.

Annual Report 2024 |
Risk, capital, liquidity and funding, and

balance sheet | Balance sheet and off-balance

sheet

154
Liabilities by product and currency
USD equivalent
All currencies of which: USD of which: CHF of which: EUR
USD bn 31.12.24 31.12.23
1
31.12.24 31.12.23
1
31.12.24 31.12.23
1
31.12.24 31.12.23
1
Short-term borrowings 53.9 109.5 22.5 49.2 5.7 41.5 11.7 8.3 of which: amounts due to banks 23.3 71.0 8.1 20.4 5.4 41.1 3.1 3.1 of which: short-term debt issued
2,3
30.5 38.5 14.5 28.8 0.3 0.3 8.6 5.2
Securities financing transactions at amortized cost
14.8 14.4 7.9 7.8 3.8 2.4 2.9 3.3
Customer deposits 745.8 792.0 310.3 311.8 297.2 328.0 71.1 80.6 of which: demand deposits 221.8 240.9 54.0 57.4 107.8 114.9 32.8 38.3 of which: retail savings / deposits 182.3 186.1 34.9 28.9 143.3 152.6 4.0 4.5 of which: sweep deposits 41.9 41.0 41.9 41.0 0.0 0.0 0.0 0.0 of which: time deposits 299.8 324.0 179.4 184.4 46.1 60.5 34.3 37.8
Debt issued designated at fair value and long-term debt issued measured at
amortized cost
3
291.6 327.6 165.7 185.8 41.5 44.7 62.1 69.6
Trading liabilities 35.2 34.2 14.4 12.6 1.3 1.1 10.0 9.3
Derivatives and cash collateral payables on derivative instruments
216.1 233.8 182.9 181.0 4.4 9.9 18.0 26.7
Brokerage payables 49.0 42.5 38.1 31.5 0.5 0.7 3.4 2.4
Other financial liabilities measured at amortized cost

21.0 20.9 11.7 11.3 3.7 3.9 2.0 2.0
Other financial liabilities designated at fair value
28.7 29.5 4.1 6.8 0.1 0.1 4.3 3.5
Non-financial liabilities
23.2 26.5 13.0 13.3 4.1 4.2 2.8 4.4
Total liabilities 1,479.5 1,630.8 770.7 811.0 362.3 436.5 188.3 210.0
1 Comparative-period information has been revised. Refer to “Note 2 Accounting for the acquisition of the Credit Suisse Group” in the “Consolidated financial statements” section of this report for more information.

2 Short-term debt issued consists of certificates of deposit, commercial paper,

acceptances and promissory notes, and other money market paper.

3 The classification of debt issued measured at amortized cost into short-term and long-term is based

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

23 and 28

in the “Consolidated

financial
statements” section of this report

and in the 31 December

2024 Pillar 3 Report, available

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

Annual Report 2024 |
Risk, capital, liquidity and funding, and

balance sheet | Balance sheet and off-balance

sheet

155
Guarantees represent irrevocable assurances that, subject

to the satisfying of certain conditions, we will make

payments
if our clients

fail to fulfill

their obligations

to third

parties. As of

31 December 2024,

the net exposure

(i.e. gross

values
less

sub-participations)

from

guarantees

and

similar

instruments

was

USD 38.4bn,

compared

with

USD 43.9bn

as

of
31 December 2023. The decrease of

USD 5.5bn mainly reflected business-driven lower volumes.

Fee income from issuing
guarantees compared with total net fee and commission

income was insignificant for both 2024 and 2023.
We also

enter

into commitments

to extend

credit in

the

form of

credit

lines available

to secure

the

liquidity

needs of
clients.

For

the

majority

of

irrevocable

loan

commitments,

UBS

is

committed

to

provide

credit

at

any

time

within

a
contractual maturity period of

up to three

years from the

balance sheet date.

During 2024, Irrevocable

loan commitments
decreased by USD 12.0bn,

mainly reflecting client-driven decreases

in Personal &

Corporate Banking as

well as unwinding
activities

in

Non-core

and

Legacy.

Committed

unconditionally

revocable

credit

lines

decreased

by

USD 17.6bn,

mainly
driven

by

currency

effects.

Forward

starting

reverse

repurchase

and

securities

borrowing

agreements

increased

by
USD 6.5bn,

mainly

reflecting

fluctuations

in

levels

of

business

division

activity

in

short-dated

securities

financing
transactions,

partly offset by roll-offs of trades

measured at amortized cost, with

the new trades measured at

fair value,
and these agreements being accounted for as derivatives.
Off-balance sheet
As of % change from
USD bn
31.12.24 31.12.23 31.12.23
Guarantees
1,2

38.4

43.9

(12)
Irrevocable loan commitments
1

79.6

91.6

(13)
Committed unconditionally revocable credit lines

145.7

163.3

(11)
Forward starting reverse repurchase and securities borrowing agreements

24.9

18.4

35
1 Guarantees and irrevocable loan commitments are shown net of sub-participations.

2 Includes guarantees measured at fair value through profit or loss.
If customers

fail to

meet their

obligations, our

maximum exposure

to credit

risk is

generally the

contractual amount

of
these

instruments.

The

risk

is

similar

to

the

risk

involved

in

extending

loan

facilities

and

is

subject

to

the

same

risk
management and control framework.

In 2024, we recognized net credit

loss releases of USD 14m related

to irrevocable
loan commitments,

guarantees and

other credit

facilities in

the scope

of expected

credit loss

measurement, compared
with net credit loss expenses of USD 142m in 2023. Provisions recognized for irrevocable loan commitments, guarantees and other

credit facilities

in the

scope of

expected credit

loss measurement

were USD 320m

as of

31 December 2024,
compared with USD 350m as of 31 December 2023.
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
Support provided to non-consolidated investment funds
In 2024, the

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
Deposit insurance
Swiss banking

law and

the deposit

insurance system

require Swiss

banks and

securities dealers

to jointly

guarantee an
amount of

up to

CHF 7.9bn

for privileged

client deposits

in the

event that

a Swiss

bank or

securities dealer

becomes
insolvent. As

of 31 December

2024, FINMA

estimates our

share in

the deposit

insurance system

to be

CHF 1.6bn. This
represents a contingent payment

obligation and exposes us

to additional risk. As

of 31 December 2024,

we considered
the probability of a material loss from our ob

ligations to be remote.
UBS is also

subject to, or

is a member

of, other deposit

protection schemes in

other countries.

However, no contingent
payment obligation existed as of 31 December 2024 from

any other material scheme.

Annual Report 2024 |
Risk, capital, liquidity and funding, and

balance sheet | Balance sheet and off-balance

sheet

156
Material cash requirements
The Group’s material cash requirements

as of 31 December 2024 are

represented by the

residual contractual maturities
for non-derivative and

non-trading financial

liabilities included

in the table

presented in

“Note 24b Maturity

analysis of
financial liabilities on an undiscounted basis”

in the “Consolidated financial statements”

section of this report. Included
in

the

table

are

Debt

issued

designated

at

fair

value

(USD 130.8bn)

and

Debt

issued

measured

at

amortized

cost
(USD 254.5bn). The amounts represent

estimated future interest and principal payments

on an undiscounted basis.
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
Cash flows
As we are a global financial institution, our cash flows are complex and often may bear little relation to our net earnings and net

assets.

Consequently,

we believe

that a

traditional cash

flow analysis

is less

meaningful when

evaluating

our
liquidity position than the

liquidity,

funding and capital

management frameworks and

measures described elsewhere

in
this section.
›
Refer to “Liquidity and funding management” in

this section for more information
Cash and cash equivalents
As of

31 December 2024,

cash and

cash equivalents

totaled USD 244.1

bn, a

decrease

of USD 96.1bn

compared

with
31 December 2023, driven

by net cash

outflows used in

financing activities and

negative foreign exchange effects,

largely
reflecting

the

strengthening

of

the

US

dollar

against

the

Swiss

franc

in

2024.

These

effects

were

partly

offset

by
USD 4.0bn of net cash inflows from operating and

investing activities.
Operating activities
Net cash

inflows from operating

activities were USD 3.3bn

in 2024,

compared with USD 86.1bn

in 2023.

The net

negative
change in operating assets and liabilities of USD 22.7bn

was mainly driven by a USD 23.9bn increase in receivables from securities financing

transactions measured at amortized

cost,

outflows from a USD 15.1bn decrease in customer deposits
and a USD 13.6bn negative change

in financial assets and liabilities at

fair value held for trading and

derivative financial
instruments. These effects were partly offset by inflows from a USD 27.0bn decrease in loans and advances to customers
and a

USD 5.3bn positive

change in

financial assets

and liabilities

at fair

value not

held for

trading and

other financial
assets and liabilities.

Non-cash items

included in

net profit

and other adjustments

are mainly

to remove

the net impact
of non-cash effects in the balance sheet, such as

foreign currency effects.

Investing activities
Investing activities

resulted in

a net cash

inflow of USD

0.7bn in 2024,

compared with

USD 103.1bn in 2023,

primarily
reflecting

USD 2.4bn

of net

cash proceeds

from

disposals

and redemptions

of debt

securities

measured

at

amortized
cost, largely offset by outflows of USD 2.0bn related

to property,

equipment and software.

Financing activities
Financing activities

resulted in a

net cash outflow

of USD 84.2bn

in 2024,

compared with USD

58.3bn in 2023,

mainly due
to the repayment

of USD 42.6bn of

funding from the

Swiss National Bank, USD 29.5bn of

net cash used

to repay

debt
designated at fair value

and long-term debt measured at amortized

cost, USD 7.4bn of net cash used to repay short-term
debt measured

at amortized cost,

USD

2.9bn of net cash used to repurchase

treasury shares and

a dividend distribution

to
shareholders of

USD 2.3bn. These

outflows were

partly

offset

by

net

issuance proceeds

of

USD 1.5bn from

securities
financing transactions

measured at amortized

cost.

›
Refer to “Primary financial statements and share information”

in the “Consolidated financial statements” section

of this report for
more information about cash flows
Statement of cash flows (condensed)
For the year ended
USD bn 31.12.24 31.12.23
1
Net cash flow from / (used in) operating activities 3.3 86.1
Net cash flow from / (used in) investing activities 0.7 103.1
Net cash flow from / (used in) financing activities (84.2) (58.3)
Effects of exchange rate differences on cash and cash equivalents

(15.9) 14.0
Net increase / (decrease) in cash and cash equivalents

(96.1) 144.9
Cash and cash equivalents at the end of the year

244.1 340.2
1 Comparative-period information has been revised.

Annual Report 2024 |
Risk, capital, liquidity and funding, and

balance sheet | Currency management

157
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

as is practical and efficient, UBS

follows the principle of
matching the

currencies of

its assets

and liabilities for

funding purposes.

This avoids

profits and

losses arising

from the
translation of non-US-dollar assets and liabilities.
UBS Group AG

and UBS AG

apply net

investment hedge

accounting to

non-US-dollar

core investments

to balance

the
effect of foreign exchange movements

on both common equity tier 1 (CET1) capital and

the CET1 capital ratio.
›
Refer to “Note 1 Summary of material accounting

policies” and “Note 25 Hedge accounting” in the

“Consolidated financial
statements”

section of this report for more information
›
Refer to “Capital management” in this section for

more information about our active management of

sensitivity to currency
movements and the effect thereof on our key ratios
Sell-down of non-US-dollar profits and losses
Income

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

Group AG

and

UBS AG
subsidiaries

follow

a

similar

monthly

sell-down

process

into

their

own

functional

currencies.

The

retained

earnings in
subsidiaries and branches with a functional currency other than the US dollar are integrated and managed as part of the
UBS Group’s net investment hedge accounting program.
Hedging of anticipated non-US-dollar profits and losses
Although UBS did not have hedges for anticipated future profits and losses in place as of 31 December 2024, the Group
Asset and Liability

Committee may

at any time

instruct Group Treasury

to execute hedges

to protect

anticipated future
profits and losses in foreign currencies

against potential adverse movements of foreign

exchange rates.

Dividend distribution
UBS Group AG declares

dividends in US dollars. Shareholders holding shares through SIX SIS AG will receive dividends in
Swiss francs, based on

a published exchange rate calculated up

to five decimal places,

on the day prior

to the ex-dividend
date. Shareholders holding shares

through DTC or Computershare will be

paid dividends in US dollars.
›
Refer to the UBS Group AG Standalone financial statements

and regulatory information for the year ended

31 December 2024,
available under “Holding company and significant

regulated subsidiaries and sub-groups” at
ubs.com/investors , for more
information about the proposed dividend distribution

of UBS Group AG for the 2024 financial year

Annual Report 2024 |
Risk, capital, liquidity and funding, and

balance sheet | UBS shares

158
UBS shares
UBS Group AG shares
Audited |

As

of

31 December

2024,

equity

attributable

to

shareholders

under

IFRS

Accounting

Standards

amounted

to
USD
85,079
m, represented by
3,462,087,722

shares issued.

Shares issued remained

unchanged in

2024.

Each share has a nominal value

of USD 0.10, carries

one vote if entered into

the share register as having

the right to vote,
and entitles the

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
UBS Group share information
As of or for the year ended % change from
31.12.24 31.12.23
1
31.12.23
Shares issued 3,462,087,722 3,462,087,722 0
Treasury shares
2
287,262,471 253,233,437 13
of which: related to share repurchase program 2022 120,506,008 120,506,008 0 of which: related to share repurchase program 2024 32,962,298
Shares outstanding 3,174,825,251 3,208,854,285 (1)
Basic earnings per share (USD)
3
1.59 8.68 (82)
Diluted earnings per share (USD)
3
1.52 8.30 (82)
Equity attributable to shareholders (USD m) 85,079 85,624 (1)
Less: goodwill and intangible assets (USD m) 6,887 7,515 (8)
Tangible equity attributable to shareholders (USD m) 78,192 78,109 0
Ordinary cash dividends per share (USD)
4,5
0.90 0.70 29
Total book value per share (USD) 26.80 26.68 0
Tangible book value per share (USD) 24.63 24.34 1
Share price (USD)
6
30.54 31.01 (2)
Market capitalization (USD m)
7
105,719 107,355 (2)
1 Comparative-period information has been revised. Refer to “Note 2 Accounting for the acquisition of the Credit Suisse Group” in the “Consolidated financial statements” section of this report for more information.

2 Based on a settlement date view.

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
31 December 2024 report, available

under “Holding company and

significant regulated subsidiaries and

sub-groups” at ubs.com/investors,

for more information.

6 Represents the share price

as listed on the SIX
Swiss Exchange, translated to US dollars using the closing exchange rate as of the respective date.

7 The calculation of market capitalization reflects total shares issued multiplied by the share price at the end of the period.
Holding of UBS Group AG shares

Group Treasury

holds UBS Group AG shares

to hedge future share

delivery obligations related to employee

share-based
compensation awards, and also holds shares purchased under share repurchase programs. As of 31 December 2024, we held a total of 287,262,471 treasury shares

(31 December 2023: 253,233,437).
Our 2022 share repurchase program was concluded on 28 March 2024. The shares acquired under this program totaled
121m as

of 31 December

2024 for

a total

acquisition

cost of

USD 2,277m

(CHF 2,138m).

Those

121m shares

will be
canceled by means of a capital reduction, pending approval

by the shareholders at a future AGM.
On 3 April 2024, we launched a new, 2024 share

repurchase program of up to USD 2bn over two years. Shares

acquired
under this

program totaled

33m as

of 31 December

2024 for

a total

acquisition cost

of USD 1,000m

(CHF 871m). We
plan to

repurchase USD 1bn

of shares

in the

first half

of 2025.

We aim

to repurchase

up to

an additional

USD 2bn of
shares in

the second

half of

2025 and

are maintaining

our ambition

for share

repurchases in

2026 to

exceed full-year
2022 levels.

Our share

repurchases will

be consistent

with delivering

on our

financial plans,

maintaining our

common
equity tier 1 capital

ratio target

of around 14%

and the

absence of material,

immediate changes

to the current

capital
regime.
Treasury

shares

held

to

hedge

our

share

delivery

obligations

related

to

employee

share-based

compensation

awards
totaled 133m shares

as of 31 December

2024 (31 December 2023:

131m). Share delivery obligations

related to employee
share-based compensation

awards totaled

183m shares

as of

31 December 2024

(31 December 2023:

196m) and

are
calculated on the

basis of

undistributed notional

share awards,

taking applicable

performance conditions

into account.
Treasury

shares

held

are

delivered

to

employees

at

exercise

or

vesting.

As

of

31 December

2024,

up

to

122m
UBS Group AG

shares

(31 December

2023:

122m)

could

have

been

issued

out

of

conditional

capital

to

satisfy

share
delivery obligations of any future employee share option programs or similar awards.

Annual Report 2024 |
Risk, capital, liquidity and funding, and

balance sheet | UBS shares

159
The Investment

Bank also

holds a

limited number

of UBS Group

AG shares,

primarily in

its capacity

as a

market-maker
with regard to UBS Group AG shares and related derivatives,

and to hedge certain issued structured debt instruments.

The

table

below

outlines

the

market

purchases

of

UBS Group

AG

shares

by

Group

Treasury.

It

does

not

include

the
activities of the Investment Bank.
Treasury

share purchases
Share repurchase programs
1
Other treasury shares purchased
2
Month of purchase
3
Number of shares
Average price
in USD
Remaining volume of
2022 share repurchase
program in USD m
at month-end
Remaining volume of
2024 share repurchase
program in USD m
at month-end Number of shares
Average price
in USD
January 2024 755
February 2024 755 12,618,618 27.95
March 2024 12,381,382 30.36
April 2024 2,000
May 2024 2,000 12,204,648 30.30
June 2024 4,965,000 30.47 1,849 3,972,313 31.64
July 2024 6,629,400 30.45 1,647
August 2024 4,835,000 28.51 1,509
September 2024 7,050,000 29.63 1,300 8,280,000 30.18
October 2024 5,687,100 31.63 1,120
November 2024 2,696,000 31.57 1,035
December 2024 1,099,798 31.92 1,000
1 In March 2022, UBS

initiated a share repurchase program to buy

back up to USD 6bn of

its own shares over a two-year

period and this program was concluded on 28

March 2024. UBS has an active

share repurchase
program of up to

USD 2bn over two years.

The share buybacks

were transacted in Swiss

francs on a separate

trading line on the

SIX Swiss Exchange.

2 This table excludes

purchases for the purpose of

hedging
derivatives linked to UBS Group AG shares and for market

-making in UBS Group AG shares. The table also excludes UBS Group

AG shares purchased by post-employment benefit funds for UBS employees, which are managed by

a board

of UBS

management and

employee representatives

in accordance

with Swiss

law. UBS’s

post-employment benefit

funds purchased

1,573,887 UBS

Group AG

shares during

2024 and

held
13,155,186 UBS Group AG shares as of 31 December 2024.

3 Based on the transaction date of the respective treasury share purchases.

Trading volumes
For the year ended
1,000 shares 31.12.24 31.12.23 31.12.22
SIX Swiss Exchange total

1,480,816 2,102,613 2,433,051
SIX Swiss Exchange daily average 5,923 8,377 9,579
New York Stock Exchange total 114,583 170,875 186,468
New York Stock Exchange daily average 455 684 743
Source: Reuters.
Listing of UBS Group AG shares
UBS Group AG shares

are listed

on the SIX

Swiss Exchange

(SIX). They are

also listed on

the New York

Stock Exchange
(the NYSE)

as global

registered

shares. As

such, they

can be

traded and

transferred across

applicable borders,

without
the need for conversion, with identical shares traded

on different stock exchanges in different

currencies.
During 2024, the average daily trading volume of UBS Group AG shares was 5.9m shares on SIX and 0.5m shares on the
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

Annual Report 2024 |
Corporate governance and compensation

160
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

Annual Report 2024 |
Corporate governance and compensation

| Corporate governance

161
Corporate governance

162
Corporate governance
163
Group structure and shareholders
164
Share capital structure
168
Shareholders’ participation rights
170
Board of Directors
186
Group Executive Board
195
Change of control and defense measures
195
Auditors
197
Information policy

Annual Report 2024 |
Corporate governance and compensation

| Corporate governance

162
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

(the AoA), constitute
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

establishing

all

equity

compensation

plans

and

material

revisions
thereto.

However,

as per

Swiss law,

the BoD

approves

compensation plans.

Shareholder approval

is only

mandatory if
equity-based compensation

plans require

an increase

in capital.

No shareholder

approval is

required

if shares

for such
plans are purchased in the market.
›
Refer to
“Board of Directors”

in this section for more information about the BoD’s committees
›
Refer to “Share capital structure” in this section for more information about UBS Group AG’s share capital

Annual Report 2024 |
Corporate governance and compensation

| Corporate governance

163
Group structure and shareholders
Operational Group structure
As at 31 December 2024,

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
Shareholders subject to FMIA disclosure notifications
According to the mandatory FMIA disclosure notifications filed with UBS Group AG and the SIX Swiss Exchange (SIX), on
31 December 2024, the following entities held more than 3% of the total voting rights of UBS Group AG: Norges Bank,
Oslo,

which

disclosed

a

holding

of

5.00%

on

12 December

2024;

and

BlackRock

Inc.,

New

York,

which

disclosed

a
holding of 5.01% on 30 November 2023.

On 22 January

2025, Norges Bank,

Oslo, disclosed a

holding of 4.90%

of the total

share capital of

UBS Group AG.

No
new disclosures of significant shareholdings have been made

since that date.
In accordance with the FMIA, the aforementioned holdings are calculated in relation to the voting rights associated with
the total

share

capital

of UBS

Group

AG entered

into the

commercial

register

at the

time of

the respective

disclosure
notification.

As

registration

in

the

UBS

share

register

is

optional,

the

aforementioned

shareholders

that

crossed

the

indicated
percentage

thresholds

and

were

required

to

notify

their

holding

to

UBS

and

SIX

do

not

necessarily

appear

in

the
“Distribution of UBS shares” table below, as such table

only discloses registered shareholders.
Information

on

disclosures

under

the

FMIA

is

available

at
ser-ag.com/en/resources/notifications-market-
participants/significant-shareholders.html.

Cross-shareholdings
UBS Group

AG has

no cross

-shareholdings

where

reciprocal

ownership would

be in

excess of

5% of

capital or

voting
rights with any other company.

Annual Report 2024 |
Corporate governance and compensation

| Corporate governance

164
Share capital structure
Ordinary share capital
At

the

end

of

2024,

UBS

Group

AG

had

3,462,087,722

issued

fully

paid

registered

shares

with

a

nominal

value

of
USD 0.10 each, equating to a share capital of

USD 346,208,772.20.

Under Swiss company

law, shareholders

must approve, in

a general meeting

of shareholders, any

increase or reduction
in the ordinary share

capital, the creation

of conditional capital

or the introduction of

a capital band. In

addition, under
the Swiss

Banking Act, shareholders

of a

Swiss top holding

company of a

financial group or

of a

Swiss bank must

approve,
in a general meeting of shareholders, the introduction of, or changes to, conversion capital or reserve capital.

In

2024,

the

shareholders

of

UBS

Group

AG

were

not

asked

to

approve

the

creation

of

conditional

capital

or

the
introduction of capital band or

reserve capital. As of

the date of this

report, UBS Group AG

has no capital band or

reserve
capital.
No shares were issued out of UBS Group AG’s existing conditional or conversion capital in 2024.
Distribution of UBS Group AG shares

As of 31 December 2024 Shareholders registered Shares registered
Number of shares registered Number % Number % of shares issued
1–100

63,246

26.1

2,482,570

0.1
101–1,000

110,923

45.8

48,207,063

1.4
1,001–10,000

61,845

25.5

172,602,320

5.0
10,001–100,000

5,602

2.3

128,992,928

3.7
100,001–1,000,000

470

0.2

134,635,209

3.9
1,000,001–5,000,000

89

0.0

189,458,478

5.5
5,000,001–34,620,877 (1%)

25

0.0

259,981,947

7.5
1–2%

2

0.0

96,748,112

2.8
2–3%

0

0.0

0

0.0
3–4%

1

0.0

128,119,711

3.7
4–5%

0

0.0

0

0.0
Over 5%

1
1

0.0

224,327,195

6.5
Total shares registered

242,204

100.0

1,385,555,533
2

40.0
Shares not registered
3

2,076,532,189

60.0
Total

100.0

3,462,087,722

100.0
1 On 31 December 2024,

the US securities clearing

organization DTC (Cede &

Co.), New York,

was registered with 6.48%

of all UBS shares issued

and is not subject

to the 5% voting limit

as a securities clearing
organization.

2 Of the total shares registered, 106,160,841 shares did not carry voting rights.

3 Shares not entered in the UBS share register as of 31 December 2024.
Conditional capital
At year-end 2024, the following conditional capital was

available to UBS Group AG’s BoD.

–
Conditional

capital

in

the

amount

of

USD 38,000,000

for

the

issuance

of

a

maximum

of

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
Conditional

capital

in

the

amount

of

USD 12,170,583

for

the

issuance

of

a

maximum

of

121,705,830

fully

paid
registered shares with

a nominal value

of USD 0.10

each, to be

issued upon exercise

of employee options

and stock
appreciation rights issued

to employees and

members of the

management and of

the BoD of

UBS Group AG and

its
subsidiaries;

however,

there

were

no

employee

options

or

stock

appreciation

rights

outstanding.

This

conditional
capital allowance was approved by the shareholders at the

same EGM in 2014.

›
Refer to article 4a of the AoA for more information

about the terms and conditions of the

issue of shares out of existing
conditional capital. The AoA are available at

ubs.com/governance
›
Refer to the
“Our evolution”

section of this report for more information
Conditional capital of UBS Group AG
As of 31 December 2024
Maximum number of shares to
be issued
Year approved by Extra-
ordinary General Meeting % of shares issued
Employee equity participation plans

121,705,830
2014

3.52
Conversion rights / warrants granted in connection with bonds

380,000,000
2014

10.98
Total

501,705,830

14.49

Annual Report 2024 |
Corporate governance and compensation

| Corporate governance

165
Conversion capital
On 31 December 2024,

UBS Group AG

had conversion capital in

the amount of USD

70,000,000, for the issuance

of a
maximum of 700,000,000 fully paid registered

shares with a nominal value of USD 0.10 each. The issuance

of fully paid
registered

shares only

occurs through

the mandatory

conversion of

claims arising

upon the

occurrence of

one or more
trigger

events

under

financial

market

instruments

with

contingent

conversion

features

issued by

UBS

Group

AG.

The
creation of this conversion capital was approved

at the AGM held on 24 April 2024.
›
Refer to article 4b of the AoA for more information

about the terms and conditions of the

issue of shares out of existing
conversion capital – the AoA are available at

ubs.com/governance
Capital band and reserve capital
As of the date of this report,

UBS Group AG had not introduced any capital

band or any reserve capital.
Changes in capital
In

accordance

with

IFRS

Accounting

Standards,

Group

equity

attributable

to

shareholders

was

USD 85.1bn

on
31 December 2024 (2023: USD 85.6bn; 2022: USD 56.9bn). The equity of UBS Group AG shareholders was represented by

3,462,087,722

issued

shares

on

31 December

2024

(31 December

2023:

3,462,087,722;

31 December

2022:
3,524,635,722 issued shares).

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
On 31 December 2024,

1,279,394,692 UBS Group AG

shares were registered

in the UBS

share register and

carried voting
rights, 106,160,841

shares were

registered in

the UBS

share register

without voting

rights, and

2,076,532,189 shares
were not

registered in

the UBS share

register. As

of the

same date,

all such

shares were

fully paid

and eligible

for dividends.
There are no preferential rights for shareholders, and no

other classes of shares have been issued by UBS Group AG.
Shareholders, legal entities and nominees: type and geographical distribution
Shareholders registered
As of 31 December 2024 Number %
Individual shareholders

237,531

98.1
Legal entities

4,522

1.9
Nominees, fiduciaries

151

0.1
Total shares registered

242,204

100.0
Shares not registered
Total

242,204

100.0
Individual shareholders Legal entities Nominees Total
Number % Number % Number % Number %
Americas

1,826

0.8

100

0.0

70

0.0

1,996

0.8
of which: US

1,310

0.5

63

0.0

65

0.0

1,438

0.6
Asia Pacific

6,500

2.7

89

0.0

7

0.0

6,596

2.7
Europe, Middle East and Africa

14,924

6.2

250

0.1

38

0.0

15,212

6.3
of which: Germany

4,450

1.8

45

0.0

3

0.0

4,498

1.9
of which: UK

5,515

2.3

7

0.0

6

0.0

5,528

2.3
of which: rest of Europe

4,524

1.9

192

0.1

27

0.0

4,743

2.0
of which: Middle East and Africa

435

0.2

6

0.0

2

0.0

443

0.2
Switzerland

214,281

88.5

4,083

1.7

36

0.0

218,400

90.2
Total shares registered
Shares not registered
Total

237,531

98.1

4,522

1.9

151

0.1

242,204

100.0
At year-end

2024, UBS

owned

287,262,471 UBS

Group

AG shares,

which corresponded

to 8.30%

of the

total share
capital of UBS Group AG.

At the same time, UBS had acquisition

positions relating to 315,686,229

voting rights of UBS
Group AG and disposal positions relating to 501,074,069 such rights, corresponding to 9.12% and 14.47% of the total voting rights

of UBS

Group AG,

respectively.

Of the

disposal positions,

179,321,831 related

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

Annual Report 2024 |
Corporate governance and compensation

| Corporate governance

166
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
are subject

to deferral

requirements (regulatory

-driven or

total compensation

greater than

USD / CHF

300,000) but

do
not

receive

LTIP

awards.

EOP

recipients

receive

a

portion

of

their

deferred

performance

award

in

notional

shares

(or
notional

funds

under

the

Fund

Ownership

Plan

for

employees

in

Investment

Areas

within

Asset

Management).

GEB
members and

most Managing

Directors

reporting

to the

GEB and

their direct

reports

at MD

level
1

receive

the equity-
based Long-Term Incentive Plan (the LTIP)

instead of the EOP.

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
On 31 December 2024, UBS employees

held at least 7.41% of UBS shares

outstanding (including approximately 5.03%
in unvested deferred notional shares from our compensation programs). These figures are based on known shareholding information from employee

participation plans, personal

holdings with UBS and

selected individual retirement

plans. At
the end of

2024, at least

26.22%

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

UBS employees are

not permitted to

trade UBS financial

instruments in the

period starting from
the close of business in New York

on the seventh business day of the

final month of the financial quarter

of UBS Group
AG and ending at close of business on the day of the publication of the quarterly financial results.

Shareholders, legal entities and nominees: type and geographical distribution (continued)
Shares registered
As of 31 December 2024 Number %
Individual shareholders

363,038,328

10.5
Legal entities

508,691,495

14.7
Nominees, fiduciaries

513,825,710

14.8
Total shares registered

1,385,555,533

40.0
Shares not registered

2,076,532,189

60.0
Total

3,462,087,722

100.0
Individual shareholders Legal entities Nominees Total
Number of shares % Number of shares % Number of shares % Number of shares %
Americas

2,162,817

0.1

59,578,071

1.7

308,409,543

8.9

370,150,431

10.7
of which: US

896,824

0.0

52,238,512

1.5

308,208,421

8.9

361,343,757

10.4
Asia Pacific

18,530,376

0.5

7,843,163

0.2

4,821,198

0.1

31,194,737

0.9
Europe, Middle East and Africa

38,669,844

1.1

32,016,358

0.9

189,777,028

5.5

260,463,230

7.5
of which: Germany

11,044,097

0.3

2,099,929

0.1

7,241,074

0.2

20,385,100

0.6
of which: UK

16,607,619

0.5

112,392

0.0

170,123,547

4.9

186,843,558

5.4
of which: rest of Europe

9,632,087

0.3

29,520,767

0.9

12,293,339

0.4

51,446,193

1.5
of which: Middle East and Africa

1,386,041

0.0

283,270

0.0

119,068

0.0

1,788,379

0.1
Switzerland

303,675,291

8.8

409,253,903

11.8

10,817,941

0.3

723,747,135

20.9
Total shares registered

363,038,328

10.5

508,691,495

14.7

513,825,710

14.8

1,385,555,533

40.0
Shares not registered

0

0

0

2,076,532,189

60.0
Total

363,038,328

10.5

508,691,495

14.7

513,825,710

14.8

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
UBS Group AG shares are listed on SIX and also on the New York Stock Exchange (the NYSE) as global registered shares.
As such,

they can

be traded

and transferred

across applicable

borders, without

the need

for conversion,

with identical
shares traded on different stock exchanges in different currencies.
›
Refer to
“UBS shares”

in the
“Capital, liquidity and funding, and balance sheet”

section of this report for more information

Annual Report 2024 |
Corporate governance and compensation

| Corporate governance

167
Distributions to shareholders
The decision to pay a dividend

and the amount of any dividend

depend on a variety of factors, including

our profits, cash
flow generation and capital ratios.

At the

2025 AGM,

the BoD

is proposing

to shareholders

for approval

a dividend

of USD 0.90

per share

for the

2024
financial year. Shareholders whose shares are held through SIX SIS AG will receive dividends in Swiss francs, based on an exchange rate published

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
In May 2024,

the US changed

its settlement practice

from T+2, which

is common in

Europe, to T+1,

to reduce the

risk
between

the

execution

and

the

settlement

of

a

trade.

To

align

the

two

different

settlement

practices

regarding

the
corporate event

key dates,

UBS has

decided to

set the

ex-dividend date

on the

NYSE one

day later

than on

SIX. If

the
proposed dividend

distribution out

of retained

earnings

and out

of the

capital contribution

reserve

is approved

at the
AGM on 10 April 2025,

the payment of USD 0.90

(or the Swiss franc

equivalent) per share will

be made on 17 April

2025
to holders of

shares on

the record

date 16 April

2025 on

SIX and

the NYSE.

However, on

SIX the

shares will be

traded
ex-dividend as

of 15 April

2025, and,

accordingly, the

last day

on which

the shares

may be

traded with

entitlement to
receive the dividend

will be

14 April 2025. On

the NYSE

the shares will

be traded ex-dividend

as of 16 April

2025,

and
the last day on which the shares may be traded with entitlement to receive the dividend will be 15 April 2025.
The

2022

share

repurchase

program

was

concluded

at

the

end

of

its

two-year

term

on

28 March

2024.

In

total,
298,537,950 UBS Group AG shares were repurchased,

representing 8.62% of the current registered share capital of

UBS
Group AG. The total repurchase

volume amounted to CHF 5,009,665,264

(USD 5,244,697,247). On 12 April

2023, the
Swiss Takeover

Board had

approved

the use

of up

to 178,031,942

shares repurchased

under the

2022 program,

and
originally

intended

for

cancellation,

for

the

acquisition

of

the

Credit

Suisse

Group.

The

cancellation

of

the

remaining
120,506,008 registered shares repurchased is expected to be resolved at the 2025 AGM.
On 3 April 2024, UBS launched a two-year 2024 share repurchase program of up to USD 2bn and repurchased shares in the amount of USD 1bn

by 31 December 2024.

All shares repurchased under

this program are intended

to be canceled
by way

of capital

reduction, which

will be

subject to

shareholder approval

at one

or several

subsequent AGMs.

In the
interim period, the acquisition and holding of

such shares are not subject to

the 10% threshold for UBS Group AG’s

own
shares within the meaning of Art. 659 para 2 of the Swiss

Code of Obligations.

In 2025,

we plan

to repurchase

USD 1bn of

shares in

the first

half of

2025 and

aim to

repurchase up

to an

additional
USD 2bn of shares

in the second

half of 2025. Our

share repurchases will

be consistent with

delivering on our financial
plans, maintaining our common equity tier 1 capital ratio target of around 14% and the absence of material, immediate changes to the current capital regime.
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

›
Refer to
“Shareholders’ participation rights”

in this section for more information

Annual Report 2024 |
Corporate governance and compensation

| Corporate governance

168
Convertible bonds and options
UBS Group AG has issued additional tier 1 (AT1) instruments

that have terms providing an equity conversion feature

;

on
31 December 2024, such instruments with an aggregate principal amount of USD 6.9bn were outstanding.
›
Refer to the
“Capital, liquidity and funding, and balance sheet”

section of this report for more information about our outstanding capital instruments
On

31 December

2024,

there

were

no

employee

options

or

stock

appreciation

rights

outstanding.

Option-based
compensation

plans

are

sourced

by

issuing

new

shares

out

of

UBS

Group

AG’s

conditional

capital.

On

31 December
2024, UBS Group

AG had USD 12,170,583

in conditional capital

available for the

issuance of new

shares for this

purpose.
›
Refer to “
Conditional capital”

in this section for more information
›
Refer to
“Note 27 Employee benefits: variable compensation”

in the
“Consolidated financial statements”

section of this report for
more information about outstanding options and stock appreciation rights
1
Includes senior managers who received

LTIP awards

for the 2023 performance

year and who are

no longer reporting to

the GEB or their

direct reports at MD

level, excludes MDs in

Asset Management Investment
Areas who receive the Fund Ownership Plan instead of LTIP.
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

available.
General meetings

offer shareholders

the opportunity

to raise

questions for the

BoD, the

GEB and internal

and external
auditors.

Voting rights, restrictions and representation
We place no restrictions on share

ownership and voting rights. However,

certain limitations apply to nominees pursuant
to general principles formulated by the BoD.

Nominees normally represent a large number of individual shareholders and may hold

an unlimited

number of

shares.

Nominees have

voting rights

limited to

a maximum

of 5%

of all

issued UBS
Group AG shares

if they agree to disclose,

upon our request, beneficial

owners holding 0.3% or

more of all issued

UBS
Group

AG shares.

Any shares

above the

5% limit,

or for

which no

agreement

exists to

disclose the

beneficiaries,

are
entered in the

share register without voting rights.

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

Annual Report 2024 |
Corporate governance and compensation

| Corporate governance

169
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

year (i.e.

31 December). In

2025, the

AGM will
take place on 10 April.
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
Registrations in the UBS share register
The UBS share register, where around 241,578 UBS Group

AG shareholders are directly registered on 24 February

2025,
is

an

internal,

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
rules

apply

to

our

US

transfer

agent

that

operates

the

US

share

register

for

all

UBS

Group

AG

shares

in

a

custodian
account in the US, where some 424,358 US shareholders

are indirectly registered via nominee companies on 29 January
2025. In order to

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

Annual Report 2024 |
Corporate governance and compensation

| Corporate governance

170
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

framework of prudent

and effective controls.

It approves all

financial statements and

appoints and removes
all members of the Group Executive Board.

Members of the Board of Directors
At the

AGM

on

24

April

2024,

Colm Kelleher

was

re-elected

as Chairman

of the

Board

and Lukas

Gähwiler,

Jeremy
Anderson, Claudia

Böckstiegel, William

C. Dudley,

Patrick Firmenich,

Fred Hu,

Mark Hughes,

Nathalie Rachou,

Julie G.
Richardson

and Jeanette

Wong

were

re-elected

as members

of the

BoD.

Gail Kelly

was

elected

to the

BoD as

a

new
member.

At that same

AGM, Julie G.

Richardson and

Jeanette Wong were

re-elected and Fred

Hu elected as

members
of the

Compensation Committee.
ADB Altorfer

Duss &

Beilstein AG

was re-elected as

independent proxy agent.

Following
their election, the BoD

appointed Lukas Gähwiler as Vice

Chairman and Jeremy Anderson as Senior

Independent Director
of UBS Group AG.
On 4 March 2025, the BoD announced that Claudia

Böckstiegel and Nathalie Rachou would not stand for

re-election at
the

forthcoming

AGM,

after

serving

on

the

BoD

for

four

years

and

five

years,

respectively,

and

that

Renata

Jungo
Brüngger and Lila

Tretikov would be

nominated for election to

the BoD at

the same AGM.

Ms. Jungo Brüngger

has served
as a member of the Board of Management

of Mercedes-Benz Group AG, overseeing the

areas of Integrity, Governance,
and

Sustainability

and

being

responsible

for

the

legal,

compliance

and

corporate

audit

functions.

In

this

role,

she

is
appointed

until

December

2025.

Ms.

Tretikov

leads

AI

Strategy

at

New

Enterprise

Associates,

a

Silicon

Valley-based
venture capital

firm. Until 2024,

she served as

Deputy Chief

Technology Officer

at Microsoft,

where she

led substantial
transformation initiatives.
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

On 31 December 2024, no member

of the BoD reached

any
of these thresholds.

The following biographies provide information about the BoD members who were in office after the 2024 AGM and the
Group Company Secretary. In

addition to information on

mandates, the biographies include

information on memberships
or other activities or functions, as required by the SIX Swiss Exchange

Corporate Governance Directive.

Annual Report 2024 |
Corporate governance and compensation

| Corporate governance

171
Colm Kelleher
Chairman of the Board of Directors,

independent and non-
executive member of the Board since 2022
– Chairperson of the Corporate Culture and Responsibility Committee
since 2022
–
Chairperson of the Governance and Nominating

Committee since
2022
Nationality:

Irish |
Year of birth:

1957
Colm Kelleher

was elected

Chairman of

UBS in April

2022. In

March 2023,
he

led

the successful

negotiations for

UBS

to acquire

the Credit

Suisse
Group. He served as

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

geographical
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

(chair of the
finance and risk management committee)
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

Kong)
Key competencies
–
Banking (wealth management, asset management, personal

and
corporate banking)

and insurance
– Investment banking, capital markets
– Finance, audit, accounting
– Risk management, compliance and legal
Leadership experience
– CEO, Chairman

Annual Report 2024 |
Corporate governance and compensation

| Corporate governance

172
Lukas Gähwiler
Vice Chairman, non-independent and non-executive
member of the Board since 2022
– Member of the Governance and Nominating Committee since 2023
– Member of the Risk Committee since 2023
Nationality:

Swiss |
Year of birth:

1965
Lukas

Gähwiler

brings

a

wealth

of

industry

experience

and

an

in-depth
understanding

of

UBS

to

the

Board

of

Directors

of

UBS.

He

served

as
Chairman

of

the

Board

of

UBS

Switzerland

AG

for

five

years

and

was
previously a

member of

the Group

Executive Board

of UBS

and President
UBS Switzerland,

responsible for

the private

clients, wealth

management,
corporate

and

institutional

clients,

investment

banking,

and

asset
management businesses in UBS’s

home market. Before

joining UBS, Mr.
Gähwiler worked for Credit Suisse for over

twenty years, his last role being
Chief Credit

Officer, Global

Private and

Corporate Banking.

In addition

to
his

leadership

and

industry

experience

across

all

parts

of

the

banking
business, his

strong connections

and network,

particularly in

Switzerland,
are instrumental

for the

firm. After

the acquisition

of the

Credit Suisse

Group
in 2023,

Mr. Gähwiler served

as Chairman

of Credit Suisse

AG.
Professional experience
2023 – May 2024
Chairman of the Board of Directors of Credit Suisse AG
2017 – 2022
Chairman of the Board of Directors

of UBS Switzerland AG
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
–
Finance, audit, accounting

– Risk management, compliance and legal
– Human resources management, including compensation
Leadership experience
– CEO, Chairman
Jeremy Anderson
Senior Independent Director since 2020,

independent and non-
executive member of the Board since

2018
– Chairperson of the Audit Committee since 2018
–
Member of the Governance and Nominating

Committee since 2019
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
Non-listed company boards
– Chairman of Lamb’s Passage Holding Ltd
Other activities and functions
–
Member of the Board of Directors of UBS AG

– Member of the Board of Credit Suisse International
– Trustee of the UK’s Productivity Leadership Group
Key competencies
–
Banking (wealth management, asset management, personal

and
corporate banking)

and insurance
– Finance, audit, accounting
– Risk management, compliance and legal
–
Technology,

including artificial intelligence and cybersecurity
Leadership experience
– Executive board leadership

Annual Report 2024 |
Corporate governance and compensation

| Corporate governance

173
Claudia Böckstiegel
Independent and non-executive member of the Board since

2021

–
Member of the Corporate Culture and Responsibility Committee

since 2022
Nationality:

Swiss and German |
Year of birth:

1964
Claudia

Böckstiegel

has

been

General

Counsel

and

a

member

of

the
Enlarged

Executive

Committee

of

Roche

Holding

AG

since

2020.

She
started

her

professional

career

as

an

attorney

in

private

practice

in
Germany,

then

joined

the

Swiss

pharmaceutical

company

Roche

in
Germany in 2001

and subsequently

held various global

legal management
positions in Switzerland. Ms. Böckstiegel brings a wealth

of know-how in
a highly regulated

sector,

including safety,

health,

and environment and
sustainability.

Her responsibilities

at Roche

Holding AG

include a

broad
range of topics, such as patents, audit and risk

advisory, and compliance.
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

–
Member of the Chairman’s Committee of the Board of

the Chamber
of Commerce Germany-Switzerland
Key competencies
– Finance, audit, accounting
– Risk management, compliance and legal
– Regulatory authority, central bank
– Environmental, social and governance (ESG)
Leadership experience
– Executive board leadership
William C. Dudley
Independent and non-executive member of the Board since

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

Dudley
brings a

wealth of

experience in

banking and

research thanks

to his

former
management positions at

Goldman Sachs

Group and

Morgan Guaranty
Trust.
Professional experience
2009 – 2018
President and CEO, the Federal Reserve Bank of New York
2007 – 2009
Executive Vice President and Head Markets Group,
the Federal Reserve Bank of New York
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
– Investment banking, capital markets
– Risk management, compliance and legal
– Regulatory authority, central bank
– Environmental, social and governance (ESG)
Leadership experience
– CEO, Chairman

Annual Report 2024 |
Corporate governance and compensation

| Corporate governance

174
Patrick Firmenich
Independent and non-executive member of the Board since

2021
– Member of the Audit Committee since 2021
–
Member of the Corporate Culture and Responsibility Committee

since 2021
Nationality:

Swiss |
Year of birth:

1962
Patrick Firmenich

was Chairman

of the

Board of

Firmenich International
SA, a privately owned

fragrances and flavorings company,

from 2016 to
2023 and

its CEO

for 12

years. In

2023, he

became Vice

Chairman of
dsm–firmenich,

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

SA,
Geneva
2014 – 2016
Vice Chairman of the Board, Firmenich International

SA,
Geneva
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
– MBA, INSEAD Fontainebleau
Listed company boards
–
Vice Chairman of the Board of dsm–firmenich (chair of

the
governance and nomination committee)
Other activities and functions
–
Member of the Board of Directors of UBS AG

– Member of the Board of Directors of INSEAD and La Fondation
Mondiale INSEAD

– Member of the Advisory Council of the Swiss Board Institute
Key competencies
– Finance, audit, accounting
– Risk management, compliance and legal
– Human resources management, including compensation
– Environmental, social and governance (ESG)
Leadership experience
– CEO, Chairman
Fred Hu
Independent and non-executive member of the Board since

2018
– Member of the Compensation Committee since 2024
–
Member of the Governance and Nominating

Committee since 2020
Nationality:

Chinese |
Year of birth:

1963
Fred Hu has been the Chairman and CEO of Primavera Capital Group, an
Asia-based private investment firm focused on emerging technology and innovative industries, since

founding it

in 2010.

In that

role he

oversees
the

overall

strategy,

talent

development, and

culture

and

assumes

the
primary

responsibilities

for

establishing

and

maintaining

the

long-term
partnerships

with

global

investors.

Prior

to

that,

he

was

a

Partner

and
Chairman for

Greater China

at Goldman

Sachs. Mr.

Hu has

a profound
understanding

of

China’s

economy

and

rapidly

developing

financial
system,

and

a

vast

amount

of

experience

in

founding,

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
Key competencies
–
Banking (wealth management, asset management, personal

and
corporate banking)

and insurance
– Investment banking, capital markets
–
Technology,

including artificial intelligence and cybersecurity
– Regulatory authority, central bank
Leadership experience
–
CEO, Chairman

Annual Report 2024 |
Corporate governance and compensation

| Corporate governance

175
Mark Hughes
Independent and non-executive member of the Board since

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

his
career, Mr. Hughes has also

held senior

management positions

in the

front
office and key operational roles. Currently, he is a frequent lecturer at the
University of

Leeds and

the University

of Manchester

(both in

England) and
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
– Investment banking, capital markets
– Risk management, compliance and legal
–
Technology,

including artificial intelligence and cybersecurity
Leadership experience
– Executive board leadership
Gail Kelly
Non-independent and non-executive member of the

Board
since 2024
–
Member of the Governance and Nominating Committee

since 2024
Nationality:

Australian |
Year of birth:

1956
Gail Kelly brings to the

board more than 35

years of banking experience
in South Africa

and Australia.

She served

as the Group

CEO and

Managing
Director for two banks in Australia: St. George

Bank, from 2002 to 2007,
followed by

Westpac Banking

Corporation, from

2008 to

2015. During
her tenure as

CEO, Ms. Kelly

navigated Westpac through the

challenges
of the global financial crisis in 2008 and 2009 and

the successful merger
with

St.

George

Bank

in

2008,

the

largest

in-market

financial

services
merger

in

Australia.

At

the

time

of

her

retirement

from

that

firm,

the
Westpac Group was the

12th largest bank

in the world

in terms of

market
capitalization. After

her executive

career,

Ms. Kelly

continues to

hold a
portfolio

of

roles,

leveraging

her

experience

and

insights

as

a

global
leader. She was a Senior Global Advisor for UBS from 2016 to 2023.
Professional experience
2008 – 2015
Group CEO and Managing Director,
Westpac Banking Corporation
2002 – 2007
Group CEO and Managing Director, St. George Bank
1999 – 2001
Group Executive, Customer Service Division,
Commonwealth Bank of Australia
1997 – 1999
Group Manager, Strategic Marketing, Commonwealth
Bank of Australia
1990 – 1997
Various General Manager positions, Nedbank Group,
South Africa
Education
– Bachelor of Arts, the University of Cape Town
–
MBA, University of Witwatersrand,

Johannesburg
Listed company boards
–
Member of the Board of Singtel Communications (chair of

the
executive resource and compensation committee)
Other activities and functions
– Member of the Board of Directors of UBS AG
– Member of the Group of Thirty
– Member of the Board of Directors of the Bretton Woods Committee
– Member of the Board of Directors of the Australia Philanthropic
Services
–
Member of the Australian American Leadership

Dialogue Advisory
Board
– Senior advisor to McKinsey & Company
Key competencies
–
Banking (wealth management, asset management, personal

and
corporate banking) and insurance
– Investment banking, capital markets
– Human resources management, including compensation
– Regulatory authority, central bank
Leadership experience
– CEO, Chairman

Annual Report 2024 |
Corporate governance and compensation

| Corporate governance

176
Nathalie Rachou
Independent and non-executive member of the Board since

2020
– Member of the Audit Committee since 2024
–
Member of the Governance and Nominating

Committee since 2022
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

12

years.

Currently,

she

sits

on

the

boards

of

two

other

listed
companies:

the

pan-European

bourse,

Euronext

N.V.

,

and

Lancashire
Holdings Limited,

a provider of

global insurance

and reinsurance products.
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
Education
– Master’s degree, management, HEC Paris
– MBA, INSEAD Fontainebleau
Listed company boards
–
Member of the Board of Euronext N.V.

(chair of the remuneration committee)
– Member of the Board of Lancashire Holdings Limited
Non-listed company boards

–
Member of the Board of the African Financial Institutions

Investment
Platform

Other activities and functions
– Member of the Board of Directors of UBS AG
–
Member of the Board of Directors of Fondation Léopold Bellan

Key competencies
–
Banking (wealth management, asset management,

personal and corporate banking) and insurance
– Investment banking, capital markets
– Finance, audit, accounting
– Risk management, compliance and legal
Julie G. Richardson
Independent and non-executive member of the Board since

2017
– Chairperson of the Compensation Committee since 2019
– Member of the Risk Committee since 2017
Nationality:

American (US) |
Year of birth:

1963
Julie G. Richardson

spent more

than 25 years

on Wall

Street as a

senior
investment banker and

private equity investor,

with a focus

on telecom,
media

and

technology.

She

began

her

career

at

Merrill

Lynch,

before
moving to JPMorgan Chase, where she

headed the telecommunications,
media and technology investment banking

group. Later,

she moved into
private equity, as head, and subsequently senior advisor, of the New York office

of

Providence

Equity

Partners,

where

she

spearheaded

many
important

investments

and

buyouts.

Throughout

her

career,

Ms.
Richardson has

spent substantial amounts

of time

with both

incumbent
and new technology

companies, acting as

an independent board

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
Education
–
Bachelor’s degree, business administration, University of

Wisconsin–Madison
Listed company boards
– Member of the Board of Yext (chair of the audit committee) (stepped down in February 2025)

– Member of the Board of Datadog (chair of the audit committee)
Non-listed company boards

– Member of the Board of Fivetran
–
Member of the Board of Coalition, Inc.

Other activities and functions
–
Member of the Board of Directors of UBS AG

Key competencies
– Investment banking, capital markets
– Risk management, compliance and legal
– Human resources management, including compensation
–
Technology,

including artificial intelligence and cybersecurity

Annual Report 2024 |
Corporate governance and compensation

| Corporate governance

177
Jeanette Wong
Independent and non-executive member of the Board since

2019
– Member of the Audit Committee since 2019
– Member of the Compensation Committee since 2020
Nationality:

Singaporean |
Year of birth:

1960
Jeanette Wong has

more than 30

years of operational

experience in the
financial sector in Singapore. She retired from DBS Group in 2019,

where
she

was

Group

Executive

responsible

for

the

institutional

banking
business, a post that encompassed corporate banking, global transaction services,

strategic

advisory,

and

mergers

and

acquisitions.

She

has

also
held the positions of

Director of DBS Bank

(China) Limited, Chairperson

of
DBS Bank (Taiwan)

Ltd and CFO

of DBS Group.

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

Chairmen of the Board

of Directors as

Chief
of Staff and later as Group Company Secretary.
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

Annual Report 2024 |
Corporate governance and compensation

| Corporate governance

178
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
Pursuant to the AoA and the Organization Regulations, the BoD meets as often as business requires but at least six times
a year. The presence of either the Chairman, one of

the Vice Chairmen or the Senior Independent Director, as well as the majority of the members

of the BoD,

is required to

pass valid BoD

resolutions. In 2024,

the majority of

the meetings of
the BoD were

held in person.

During 2024,

a total of

32 BoD meetings

were held,

16 of which

were attended

by GEB
members. The

average participation

in the

BoD meetings

was 99%.

In addition

to the

BoD meetings

attended by

GEB
members, the

Group CEO

regularly attended

some of

the meetings

of the

BoD without

the participation

of other

GEB
members. The meetings had an average duration of 110

minutes.

The BoD held a

two-day strategy workshop,

which focused on

reconfirming the firm’s

key strategic priorities,

including
the integration of

Credit Suisse. These

were further

discussed in meetings

throughout the

year,

with deep dives

on the
Asia

Pacific

region

and

the

US

wealth

management

business.

The

progress

of

the

integration

of

Credit

Suisse

was
discussed in detail in each meeting of the BoD.

Board of Directors
Members in 2024
Meeting attendance
without GEB
1
Meeting attendance
with GEB Key responsibilities include:
Colm Kelleher, Chairman 16/16 100% 16/16 100%
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
Lukas Gähwiler 16/16 100% 16/16 100%
Jeremy Anderson 16/16 100% 16/16 100%
Claudia Böckstiegel 16/16 100% 15/16 94%
William C. Dudley 16/16 100% 16/16 100%
Patrick Firmenich 16/16 100% 16/16 100%
Fred Hu 16/16 100% 16/16 100%
Mark Hughes 16/16 100% 16/16 100%
Gail Kelly
2
13/14
93%

12/12
100%

Nathalie Rachou 16/16 100% 16/16 100%
Julie G. Richardson 16/16 100% 16/16 100%
Dieter Wemmer
3
2/2 100% 5/5 100%
Jeanette Wong 16/16 100% 16/16 100%
1

Additionally, three ad hoc

video calls took place in

2024.

2
At the 2024 AGM, Gail

Kelly was newly elected

to the Board of Directors;

indicated are her attended and

total meetings.

3

At the 2024 AGM, Dieter
Wemmer did not stand for re-election; indicated are his attended and total meetings.

At the BoD

meetings, each committee chair provides

the BoD with

an update on the

committee’s activities and important
issues. We also continued with the coordination and

exchange of information between UBS Group AG and

its significant
group entities.

Joint meetings

between the

BoD of UBS

Group AG and

the boards

of directors of

the significant

group
entities, as well as between

the respective chairs of the

risk and audit committees,

have been held. As in

prior years, an
annual workshop was held for non-executive board members

of all significant group entities.

Annual Report 2024 |
Corporate governance and compensation

| Corporate governance

179
Performance assessment
In spring 2024, the BoD self-assessment was

conducted in-house, with an extensive questionnaire.

The results confirmed
that the BoD operated efficiently and effectively.

Every third year,

an external assessment of the effectiveness of the BoD
is performed. The

most recent

external review was

conducted in 2022

and concluded that

the BoD and

its committees
operate

effectively,

in

line

with

best

practices

and

meet

the

highest

standards,

including

in

comparison

with

leading
international peers. The next external review will take place in the fourth quarter of 2025.

BoD committees
The

committees

listed

below

assist the

BoD with

fulfilling

its responsibilities.

These

committees

and their

charters

are
described

in

our

Organization

Regulations,

available

at
ubs.com/governance.

The

committees

meet

as

often

as

their
business requires

but no

less than

four times

a year

in the

case of

the Audit

Committee,

the Risk

Committee and

the
Compensation

Committee

and

no

less

than

twice

a

year

in

the

case

of

the

Corporate

Culture

and

Responsibility
Committee (the CCRC) and the Governance and Nominating Committee.

Topics

of common

interest

or affecting

more

than one

committee

are

discussed at

joint committee

meetings.

During
2024, a total of 12 joint committee

meetings were held. The Audit Committee

met four times with the Risk Committee
and

five

times

with

the

CCRC.

The

Risk

Committee

met

twice

with

the

CCRC

and

once

with

the

Compensation
Committee.

Audit Committee
Throughout 2024, the Audit Committee consisted of four independent BoD members;

changes in the composition after
the AGM

included

Nathalie

Rachou joining

the

committee

and Dieter

Wemmer

stepping

down.

All Audit

Committee
members

have

accounting

or

related

financial

management

expertise

and,

in

compliance

with

the

rules

established
pursuant to

the 2002

US Sarbanes–Oxley

Act, at

least one

member qualifies

as a

financial expert.

The NYSE

standards
on

corporate

governance

and

Rule

10A-3

under

the

US

Securities

Exchange

Act

set

more

stringent

independence
requirements for members of audit committees

than for the other members of the BoD. Throughout 2024, all

members
of the

Audit Committee

satisfied these

requirements, in

that they

did not receive,

directly or

indirectly,

any consulting,
advisory or

compensatory fees

from any

member of

the Group

other than

in their

capacity as

a BoD

member,

did not
hold, directly or indirectly, UBS Group AG shares in excess of 5% of the outstanding capital thereof and did not serve on the audit committees of more than two other

public companies.
During 2024, the

Audit Committee held

14 committee meetings,

with a participation

rate of 100%. The

meetings had
an average duration of approximately 135 minutes. Additional attendees included the Group CFO, the Group Controller, the Chief Accounting Officer, the

Head Group Internal Audit (GIA) and

the external auditors. The Chairman

of the BoD,
the

Vice

Chairman

and

the

Group

CEO

attended

most

meetings.

The

Chairperson

and

the

committee

continued

to
maintain regular contact with core supervisory authorities.
Audit Committee
Members in 2024
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
Patrick Firmenich 14/14
100%

Nathalie Rachou
1
9/9 100%
Dieter Wemmer
2
5/5 100%
Jeanette Wong 14/14 100%
1
Nathalie Rachou became a member of

this committee after the 2024

AGM; indicated are her attended

and total meetings.

2

Dieter Wemmer stepped down at

the 2024 AGM; indicated

are his attended and total
meetings.

Annual Report 2024 |
Corporate governance and compensation

| Corporate governance

180
Compensation Committee
Throughout 2024, the Compensation Committee consisted of three independent members;

changes in the composition
at the AGM included Fred Hu joining the committee and Dieter Wemmer stepping down at the AGM. In addition to the
key

responsibilities

indicated

in the

table

below,

the

Compensation

Committee

reviews

the

compensation

disclosures
included in this report.
During 2024,

the Compensation

Committee held

seven meetings,

with a

participation rate

of 95%. The

meetings had
an average duration of approximately

90 minutes. All meetings in 2024

were held in the presence

of the Chairman and
the

Group

CEO.

External

advisors

were

present

when

required.

In

2024,

the

Chairperson

met

regularly

with

core
supervisory authorities.
›
Refer to
“Compensation for the Board of Directors”

in the
“Compensation”

section of this report for more information about the
Compensation Committee’s decision-making procedures
Compensation Committee
Members in 2024
Meeting attendance

Key responsibilities include:
Julie G. Richardson (Chairperson) 7/7 100%
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

all GEB members;

(v)

proposing, upon proposal of the Chairman, the total

compensation for the Group CEO for
approval by the BoD; and
(vi)

proposing, upon proposal of the Group CEO, the individual total compensation for the other

GEB members for approval by the BoD.
›
Refer to the Organization Regulations of UBS Group

AG,
available at ubs.com/governance , for more information
Fred Hu
1

4/5
80%

Dieter Wemmer
2
2/2 100%
Jeanette Wong 7/7 100%
1
At the 2024 AGM,

Fred Hu was

elected to this

committee; indicated are

his attended and total

meetings.

2

At the 2024 AGM,

Dieter Wemmer did

not stand for re-election;

indicated are his attended

and total
meetings.
Corporate Culture and Responsibility Committee
Throughout

2024,

the

CCRC

consisted

of

the

same

five

independent

BoD

members.

The

Chairman

chaired

the
committee. Additional attendees included the

Group CEO, the Group

Chief Risk Officer,

the GEB Lead for Sustainability
and Impact, the Group General

Counsel and the Chief Sustainability

Officer.

During 2024, six meetings were

held, with
a participation rate of 100%. The average duration of each

of the meetings was approximately 70 minutes

.
Corporate Culture and Responsibility Committee
Members in 2024
Meeting attendance

Key responsibilities include:
Colm Kelleher (Chairperson) 6/6 100%
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
Claudia Böckstiegel 6/6 100%
William C. Dudley 6/6 100%
Patrick Firmenich 6/6 100%
Mark Hughes 6/6 100%
.

Annual Report 2024 |
Corporate governance and compensation

| Corporate governance

181
Governance and Nominating Committee
Before

the

2024

AGM,

the

Governance

and

Nominating

Committee,

chaired

by

the

Chairman,

consisted

of

four
independent members

and the

Vice Chairman,

and, after

the AGM,

Gail Kelly

joined the

committee. During

2024, six
meetings were held, with a participation rate

of 97%. The average duration of each of the meetings

was approximately
35 minutes. The Group CEO attended meetings as appropriate

.
Governance and Nominating Committee
Members in 2024 Meeting attendance
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
Lukas Gähwiler

6/6 100%
Jeremy Anderson 6/6 100%
Fred Hu 6/6 100%
Gail Kelly 2 3/4 75%
Nathalie Rachou

6/6 100%
1
Additionally, two ad hoc calls took place in 2024.

2

Gail Kelly became a member of this committee after the 2024 AGM; indicated are her attended and total meetings.

Risk Committee
In

2024,

the

Risk

Committee

consisted

of

four

independent

members

and

the

Vice

Chairman

before

the

AGM.
Immediately after the AGM, Nathalie Rachou

stepped down from this committee. During 2024,

the Risk Committee held
nine

committee

meetings,

with

a

participation

rate

of

100%.

The

average

duration

of

each

of

the

meetings

was
approximately 190

minutes. The

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
Risk Committee
Members in 2024 Meeting attendance
1
Key responsibilities include:
Mark Hughes (Chairperson) 9/9 100%
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
Lukas Gähwiler 9/9
100%

William C. Dudley 9/9 100%
Nathalie Rachou
2
2/2 100%
Julie G. Richardson 9/9 100%
1

Additionally, one ad hoc call took place in 2024.

2

Nathalie Rachou stepped down from this committee after the 2024 AGM; indicated are her attended and total meetings.
Ad hoc committees

The Special Committee and

the Strategy Committee are two

ad hoc committees, which

have a standing composition

and
hold meetings as and when required.

In

2024,

the

Special

Committee

was

chaired

by

Jeremy

Anderson,

with

Colm

Kelleher,

Lukas

Gähwiler,

Claudia
Böckstiegel, Nathalie Rachou

and Julie G.

Richardson as its

members. Its primary

purpose is to

oversee activities

related
to

selected

litigation

and

investigation

matters,

review

management’s

respective

proposals

and

provide

to

the

BoD
recommendations for decisions.

Additional attendees included

the Group CEO

and the Group General

Counsel.

During
2024, one meeting of the Special Committee was held.

In 2024,

the Strategy

Committee was

chaired by

Colm Kelleher,

with Lukas

Gähwiler, William

C. Dudley,

Fred Hu

and
Julie Richardson as its

standing members. The primary purpose of

this committee is to support

management and the BoD
with regard

to the

assessment of

strategic considerations

and to

prepare decisions

on behalf

of the

BoD. No

Strategy
Committee meetings were held,

as these topics were discussed in the BoD as a whole.

Annual Report 2024 |
Corporate governance and compensation

| Corporate governance

182
Roles and responsibilities of the Chairman of the Board

of Directors
At the

2024 AGM,

Colm Kelleher

was re-elected

as the

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
In 2024, the Chairman met regularly

with core supervisors

in all major locations where UBS

is active. Meetings with other
important supervisory authorities were scheduled on an ad hoc or needs-driven basis.
Roles and responsibilities of the Vice Chairmen and the Senior

Independent Director
The BoD

appoints one

or more

Vice Chairmen

and a

Senior Independent

Director.

If the

BoD appoints

more than

one
Vice Chairman, at least one of them must be independent. Both the Vice Chairman and the Senior Independent Director
support and advise

the Chairman. In

conjunction with the

Chairman and the

Governance and Nominating

Committee,
they facilitate good Group-wide corporate governance, as well as balanced leadership and control within the Group, the
BoD and the committees.
Lukas Gähwiler was

appointed as Vice

Chairman following the

2022 AGM. Jeremy

Anderson was re-appointed

the Senior
Independent Director after that same

meeting and has held that post since

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

Chairman. In 2024, two independent

BoD meetings were held with

a participation rate
of

100%

and

an

average

duration

of

approximately

90

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

bank, UBS has

business relationships with many

large companies,
including some

in which

BoD members

have management

or independent

board responsibilities.

The Governance

and
Nominating Committee determines

in each instance whether

the nature of

the Group’s business

relationship with such
a company might compromise our BoD members’ capacity

to express independent judgment.
Our

Organization

Regulations

require

three-quarters

of

the

BoD

members

to

be

independent.

For

this

purpose,
independence

is

determined

in

accordance

with

FINMA

Circular

2017/1

“Corporate

governance

–

banks”

and

the
relevant NYSE rules.

In 2024, our BoD met the standards of the Organization Regulations for the percentage of directors who are considered
independent

under

the

criteria

described

above.

No

current

BoD

member

has

either

an

employment

contract

or

a
significant

business

connection

to

UBS

or

any

of

its

subsidiaries.

No

BoD

member

currently

carries

out

operational
management tasks within the

Group. Except for the

Vice Chairman who was

Chairman of UBS Switzerland

AG until April
2022, and Gail

Kelly, who was

a Senior Global

Advisor for UBS

until September 2023,

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

Annual Report 2024 |
Corporate governance and compensation

| Corporate governance

183
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

persons, leading to a separation of

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
The

BoD

is

well-diversified

and

composed

of

members

with

a

broad

spectrum

of

skills,

educational

backgrounds,
experience, and expertise

from a range

of sectors that

reflect the nature and

scope of

the firm’s business.

The Governance
and Nominating Committee

maintains a competencies

and experience matrix

to identify gaps

in the competencies

and
experiences

considered

most

relevant

to the

BoD,

taking

into

consideration

the

firm’s

business

exposure,

risk

profile,
strategy and geographic reach.

In

recent

years,

the

composition

of

the

BoD

has

been

systematically

shaped

along

the

identified

requirements.

The
appointments

of a new Chairman

and Vice Chairman in

2022, as well as

the nominations

of Gail Kelly in January

2024
and Renata

Jungo Brüngger

and Lila

Tretikov in

March 2025,

were important

elements in

this continuous

process. We
maintain and update a list of potential future candidates

for the BoD of UBS Group AG.
Key competencies
–
banking (wealth management, asset management, personal and

corporate banking) and insurance
–
investment banking, capital markets

–
finance, audit, accounting

–
risk management, compliance and legal

– human resources management, including compensation
– technology, including artificial intelligence and cybersecurity
–
regulatory authority, central bank

– environmental, social and governance (ESG)
Leadership experience
– experience as a CEO or chairperson
–
executive board leadership experience (e.g. as CFO, chief

risk officer or COO of a listed company)
The

Governance

and

Nominating

Committee

reviews

these

categories

and

ratings

annually

to

confirm

that

the

BoD
continues to possess the most relevant experience and competencies to perform its duties.
With regard

to the

composition of

the BoD

after the

2024 AGM,

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

Cybersecurity governance
Cybersecurity,

as one of the

inherently highest and

most rapidly evolving non-financial

risks, is a key

focus for the BoD.
It is primarily

covered by

the Risk Committee

through a

combination of (i) regular

reporting as

part of the

monthly risk
reports

and

quarterly

cybersecurity

updates,

and

(ii) dedicated

deep

dives

on

specific

cybersecurity

topics,

including
assessments

of

actual

cybersecurity

incidents

in

the

industry,

assessments

of

the

firm’s

security

posture

and

related
continuous

improvement

measures.

In

addition,

the

BoD

members

receive

periodic

updates

from

the

Group

Chief
Information Security Office on key cybersecurity threats and incidents across the globe and industries, and

education and
training sessions are organized regularly for

all BoD members.
›
Refer to
“Risk governance”

in the
“Risk management and control”

section of this report for information about

our risk
governance framework
›
Refer to
“Non-financial risk”

in the
“Risk management and control”

section of this report for information about cybersecurity

Terms of office[1]

1	<3 years
8	3–6 years
3	7–9 years
0	>9 years

Geographical diversity[2]

25%	Switzerland
25%	Europe and the UK
25%	US / Canada
25%	Asia

Gender[3]

58%	male
42%	female

Competencies and experience[4]

Key competencies
0
2
4
6
8
10
12
Banking[5] and insurance
Investment banking, capital markets
Finance, audit, accounting
Risk management, compliance and legal
HR management, including compensation
Technology, including artificial intelligence and cybersecurity
Regulatory authority, central bank
Environmental, social and governance

Leadership experience
0
2
4
6
8
10
12
Chief executive officer or chairman
Executive board[6]

1 Terms of office until the 2025 AGM. 2 In the case of dual-nationals, the domicile applies. 3 In accordance with the 30% gender quota of the revised Swiss Corporate Law. 4 The number of BoD members identifying a key competency as one of their key competencies; each member identified up to four key competencies (although not every sub-area of the respective competency might be applicable), plus one leadership experience. 5 Wealth management, asset management, and personal and corporate banking. 6 For example, a CFO, chief risk officer or COO of a listed company.

Annual Report 2024 |
Corporate governance and compensation

| Corporate governance

184
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

succession planning

at UBS.

This included

the early

identification of

talents and

their systematic
development,

including

international

and

cross-divisional

rotations.

The

succession

plans

for

the

GEB

and

the
management layers below it are managed under the lead of the Group CEO and are reviewed and approved annually by
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

Annual Report 2024 |
Corporate governance and compensation

| Corporate governance

185
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

monitors GIA’s delivery

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

Annual Report 2024 |
Corporate governance and compensation

| Corporate governance

186
Group Executive Board
The BoD delegates the management of the business to the

Group Executive Board (the GEB).

Responsibilities, authorities and organizational principles

of the Group Executive Board
On 31 December

2024, the

GEB, under

the

leadership

of the

Group

CEO, consisted

of 15

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

Risk Committee.

In 2024, the GEB held a total of 31 meetings.

›
Refer to the Organization Regulations of UBS

Group AG, available at
ubs.com/governance , for more information about the
authorities of the Group Executive Board
Changes to the Group Executive Board
On 1 March 2024, Aleksandar Ivanovic became President

Asset Management,

succeeding Suni Harford.

On 30 May 2024, a number of changes to the composition

of the GEB were announced.

The following changes became effective on 1 July 2024:
–
Iqbal Khan became Co-President Global Wealth Management

;
–
Robert Karofsky became Co-President Global Wealth Management and President UBS Americas;
–
George Athanasopoulos and Marco Valla joined the GEB

as Co-Presidents of the Investment Bank;

–
Damian Vogel joined

the GEB as Group

Chief Risk Officer,

succeeding Christian Bluhm,

who stepped down

from the
GEB;

–
Stefan Seiler, Head Group Human Resources and Corporate

Services, additionally took on the responsibility for Group
Communications and Branding;

–
Ulrich Körner, formerly CEO of Credit Suisse AG, stepped

down from the GEB; and
–
Naureen Hassan, formerly President UBS Americas, retired from

UBS.
Effective 1 September

2024, Edmund

Koh stepped

down from

the GEB,

with Iqbal

Khan succeeding

him as

President
UBS Asia Pacific, as announced on 30 May 2024. Mr. Koh

remains at UBS as Regional Chair Asia Pacific.

The biographies below provide information about the GEB members in office on 31 December 2024. The biographies of five former GEB

members (i.e. Christian

Bluhm, Suni Harford,

Naureen Hassan, Edmund

Koh and Ulrich

Körner)

can be
found on pages 211, 212, 214 and 215 of the UBS Group AG Annual Report

2023, available under “Annual reporting”
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
more

than

10

mandates

at

one

time

at

the

request

of

the

company

and

more

than

eight

mandates

in

associations,
charitable

organizations,

foundations,

trusts

and

employee

welfare

foundations

without

commercial

purpose.

On
31 December 2024, no member of the GEB reached the

aforementioned thresholds.
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

It oversees the balance sheet management of the Group,

its
business divisions and Group functions. In 2024, the GALCO

held 11 meetings.
Management contracts
We

have

not

entered

into

management

contracts

with

any

companies

or

natural

persons

that

do

not

belong

to

the
Group.

Annual Report 2024 |
Corporate governance and compensation

| Corporate governance

187
Sergio P.

Ermotti

Group Chief Executive Officer,
member of the GEB
from 2011 to 2020 and since 2023

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
Group

Deputy CEO

and Head

of Corporate

&

Investment Banking

and
Private

Banking,

prior

to

which

he

served

as

Head

of

the

Markets

&
Investment

Banking

Division.

Before

that,

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
Group CEO, UBS
2011
Chairman and CEO UBS Group Europe, Middle East and
Africa, and member of the Group Executive Board,

UBS
2007 – 2010
Group Deputy CEO and Head Corporate & Investment
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
Member of the Board of the Institute of International

Finance
–
Member of the Board of the Swiss-American Chamber of

Commerce

Annual Report 2024 |
Corporate governance and compensation

| Corporate governance

188
George Athanasopoulos

Co-President Investment Bank,
member of the GEB since
July 2024

Nationality:

Greek and British |
Year of birth:

1969
George Athanasopoulos became Co-President of the

Investment Bank in
July

2024.

He

jointly

manages

the

Investment

Bank

with

Marco

Valla
across all regions

to ensure an

unparalleled global offering for

our client
franchise. Having worked in financial markets for more than 30 years, he brings a

wealth of

experience into

the position.

He started

his career

in
1992, working in

Europe and Asia

for NatWest Markets

and Merrill Lynch.
Before joining

UBS in

2010, he

was General

Manager at

Eurobank EFG
and previously worked for Barclays Capital,

most recently responsible for
Global Foreign Exchange

and Global Emerging

Markets Distribution.

Since
joining UBS

in 2010,

Mr.

Athanasopoulos has

held various

senior roles,
including Co-Head Global Markets from 2020 to June 2024 and Head of
Global Family and Institutional Wealth from 2022 to June 2024.
Professional experience
July 2024 –

date
Co-President of the Investment Bank,
UBS Group AG and UBS AG
2022 – June

2024
Head Global Family and Institutional Wealth, UBS
2020 – June

2024
Co-Head of Global Markets, UBS
2016 – 2019
Global Head of Foreign Exchange, Rates and Credit and
Head of Non-Core, UBS
2013 – 2016
Global Co-Head of Foreign Exchange,
Rates and Credit, UBS
2011 – 2013
Co-Head of Global Foreign Exchange and
Precious Metals, UBS
2010 – 2011
Head of Global Foreign Exchange Distribution, UBS
2009 – 2010
General Manager, Group Head of Trading, Sales and
Structuring, Eurobank EFG
2008 – 2009
Global Head of Foreign Exchange and Emerging
Markets Distribution, Barclays Capital
2004 – 2008
Various management positions in FX Markets,
Barclays Capital
Education
–
Master’s degree, shipping, trade and finance, Bayes Business

School
– Diploma in mechanical engineering, the National Technical University of Athens
Other activities and functions
– Member of the Executive Board of UBS AG
Michelle Bereaux
Group Integration Officer,
member of the GEB since 2023

Nationality:

British and Trinidadian & Tobagonian |
Year of birth:

1964
Michelle

Bereaux

was

appointed

Group

Integration

Officer

in

2023.
Working

closely

with

all

GEB

members

and

workstream

leads,

she
manages

the

Group

Integration

function

to

ensure

the

coherent

and
consistent execution of

integration plans and milestones

for consolidating
Credit Suisse

into UBS.

Ms. Bereaux

has been

at UBS

for more

than 25
years and has held

various leadership roles across the

firm. She has served
as both COO and Head

HR for our Investment Bank,

has successfully led
multiple firm-wide cost

and transformation projects,

and, most recently,
served as COO and

UK Country Head of

Asset Management. She brings
both

a

wealth

of

transformation

experience

and

a

strong

legal,

HR,
investment

banking

and

asset

management

background

to

lead

our
integration efforts.
Professional experience
2023 – date
Group Integration Officer, UBS Group AG and Integration
Officer, UBS AG
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
Global Strategic Projects at CEO Management Office,
UBS Investment Bank
2009 – 2010
Chief of Staff and Joint Global COO, UBS Investment Bank
Education
–
Bachelor’s degree, law, the University of Cambridge

– Bachelor’s degree, politics, economics and law, the University of
Buckingham
Other activities and functions
– Member of the Executive Board of UBS AG

Annual Report 2024 |
Corporate governance and compensation

| Corporate governance

189
Mike Dargan
Group Chief Operations and Technology Officer,
member of the GEB since 2021
Nationality:

British |
Year of birth:

1977
Mike

Dargan

was

appointed

Group

Chief

Operations

and

Technology
Officer

in

2023

and

is

accountable

for

delivering

digital

platforms,
technology

services,

infrastructure,

and

operations,

including
cybersecurity and

information security.

In addition,

he is

responsible for
driving Group-wide innovation and

digitalization by defining and

driving
the implementation of the firm’s strategy for artificial intelligence, digital assets

and

other

emerging

technologies.

In

his

role,

Mr.

Dargan

also
oversees the

capabilities and

tools to

migrate Credit

Suisse clients

and data
to UBS

platforms, facilitating the

firm’s key legal

entity transactions and
the decommissioning of the Credit

Suisse applications and infrastructure
after

these

migrations.

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
– Member of the Board of UBS Optimus Foundation
– Member of the Advisory Board of SCION Association
Aleksandar Ivanovic

President Asset Management,

member of the GEB
since March 2024

Nationality:

Swiss |
Year of birth:

1976
Aleksandar Ivanovic

was appointed

President Asset

Management in

March
2024. With his experience and broad

network across the UBS Group,

he
is leading

the Asset Management

business division forward,

creating an
even

stronger

organization

through

integration

and

providing

cross-
divisional solutions to

clients with industry-leading capabilities

on a truly
global scale.

Before joining

the GEB,

he was

Head Client

Coverage and
Head of

the EMEA

and Switzerland

regions for

Asset Management

at UBS.
In those functions Mr.

Ivanovic played a key role in the development and
execution

of

our

strategy

for

Asset

Management

while

leading

the
engagement with

our institutional

and wholesale

clients, as

well as

the
ongoing

partnership

with

Global

Wealth

Management.

Starting

as

an
apprentice at UBS in

1992, he has worked

in all our business

divisions and
later held various leadership roles at Credit Suisse and Morgan Stanley.
Professional experience
March 2024 – date
President Asset Management, UBS Group AG and
UBS AG
2019 – Feb. 2024
Head Region EMEA, Asset Management, UBS
2018 – Feb. 2024
Head Client Coverage, Asset Management, UBS
2018 – Feb. 2024
Head Region Switzerland, Asset Management, UBS
2017 – 2018
Head Institutional Client Coverage,
Asset Management, UBS
2011 – 2016
Head of Europe, Middle East and Africa, Distribution,
Financial Engineering, Structured Products,
Institutional Equity Derivatives, London,
Morgan Stanley
2008 – 2011
Head of Distribution Northern Europe, Structured
Products, Institutional Equity Derivatives, London,
Credit Suisse
2000 – 2008
Various positions in Global Markets,
UBS Investment Bank, London / Switzerland, UBS
Education
– Master’s degree, finance, London Business School
– Bachelor’s degree, Economics and Business Administration,
Hochschule für Wirtschaft Zurich
Other activities and functions
– Member of the Executive Board of UBS AG
– Chairman of UBS Asset Management AG

Annual Report 2024 |
Corporate governance and compensation

| Corporate governance

190
Robert Karofsky
Co-President Global Wealth Management and
President UBS Americas,

member of the GEB since 2018

Nationality:

American (US) |
Year of birth: 1967
Robert Karofsky

became Co-President

Global Wealth

Management and
President UBS

Americas in July

2024. He jointly

manages Global Wealth
Management across all regions to

ensure an unparalleled global offering
for our wealth management client franchise. As President UBS Americas, he is responsible for

the cross-divisional collaboration and represents

the
Group to the broader public in the Americas. Mr.

Karofsky was President
Investment

Bank

from

2021

to

June

2024

and

previously

Co-President
Investment Bank

from 2018

to 2021.

Before that

he was President

UBS
Securities

LLC

from

2015

to

2021.

He

reshaped

the

Investment

Bank
business

division,

realigning

efforts

around

clients’

evolving

needs,
focusing resources on opportunities for profitable

growth and reinvesting
in

UBS’s digital

transformation. Before

joining UBS,

he acquired

know-
how in investment banking as an analyst and trader,

working for various
financial

institutions,

including

Morgan

Stanley,

Deutsche

Bank

and
AllianceBernstein.
Professional experience
July 2024 – date
Co-President Global Wealth Management and President
UBS Americas, UBS Group AG and UBS AG
2021 – June 2024
President Investment Bank, UBS
2018 – 2021
Co-President Investment Bank, UBS
2015 – 2021
President UBS Securities LLC, UBS
2014 – 2018
Global Head Equities, UBS
2011 – 2014
Global Head of Equity Trading, AllianceBernstein
2008 – 2010
Co-Head of Global Equities, Deutsche Bank
2005 – 2008
Head of North American Equities, Deutsche Bank
Education
–
Bachelor’s degree, economics, Hobart and William

Smith Colleges,
New York
–
MBA, finance and statistics, the University of Chicago

Booth School of
Business
Other activities and functions
– Member of the Executive Board of UBS AG
– Member of the Board of UBS Americas Holding LLC
– Member of the Board of UBS Optimus Foundation
Sabine Keller-Busse
President Personal & Corporate Banking and
President UBS Switzerland, member of the GEB since

2016
Nationality:

Swiss and German |
Year of birth:

1965
Sabine

Keller-Busse

was

appointed

President

Personal

&

Corporate
Banking

and

President

UBS

Switzerland

in

2021,

heading

the

leading
universal bank in

Switzerland. In her

role, she oversees our

comprehensive
offering in

retail and

corporate and institutional

banking in Switzerland,
selected financial services to businesses and financial

institutions globally,
and wealth management services to individuals in Switzerland, which are
provided jointly

with Global

Wealth Management.

Previously,

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
Listed company boards
– Member of the Board of Zurich Insurance Group
Other activities and functions
– President of the Executive Board of UBS Switzerland AG
–
Chairwoman of the Foundation Board of the Pension Fund

of UBS
–
Member of the Foundation Council of the UBS Center

for Economics in Society, University of Zurich
–
Member of the Board and Board Committee of Zurich Chamber

of Commerce
–
Member of the Board of the University Hospital Zurich

Foundation
– Member of the Board of Trustees of the Swiss Entrepreneurs
Foundation
– Member of the Board of Trustees of the HSG Foundation (University
of St. Gallen)
– Member of the Foundation Board of Deep Tech Nation Switzerland

Annual Report 2024 |
Corporate governance and compensation

| Corporate governance

191
Iqbal Khan
Co-President Global Wealth Management and
President UBS Asia Pacific,

member of the GEB since 2019
Nationality:

Swiss |
Year of birth:

1976
Iqbal Khan became

Co-President Global Wealth

Management in

July 2024
and

President UBS

Asia Pacific

in September

2024. He

jointly manages
Global Wealth Management across

all regions to

ensure an unparalleled
global offering for our wealth

management client franchise. As Regional
President

UBS

Asia

Pacific,

he

is

responsible

for

the

cross-divisional
collaboration and represents the Group

to the broader public in

the Asia
Pacific region.

Previously,

he was

President Global

Wealth Management
from 2022 to

June 2024

and President

UBS Europe,

Middle East

and Africa
from 2021 to

2023. He joined

UBS in 2019

as Co-President Global

Wealth
Management. Prior to UBS, Mr. Khan was at Credit

Suisse, holding senior
leadership positions as CFO

Private Banking &

Wealth Management and
CEO International

Wealth Management.

He joined

Ernst &

Young in 2001,
holding

numerous

leadership

positions

and

becoming

a

very

young
executive

and

a

partner of

the firm’s

Swiss arm;

when leaving

Ernst &
Young, he was lead auditor of UBS.

Professional experience
September

2024

–
date
President UBS Asia Pacific, UBS Group AG and UBS AG
July 2024 – date
Co-President Global Wealth Management, UBS Group
AG and UBS AG
2022 – June 2024
President Global Wealth Management, UBS
2021 – 2023
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
Financial Services, Ernst & Young
2009 – 2011
Industry Lead Partner Banking and Capital Markets,
Switzerland and EMEA Private Banking, Ernst &

Young
2001 – 2009
Various positions in Ernst & Young
Education
– Swiss Certified Public Accountant
–
Advanced Master of International Business Law (LL.M.)

degree,
University of Zurich
Other activities and functions
– Member of the Executive Board of UBS AG
– Member of the Board of UBS Optimus Foundation
Barbara Levi
Group General Counsel, member of the GEB since 2021

Nationality:

Italian |
Year of birth:

1971
Barbara Levi has been Group General

Counsel since 2021. In her

role, she
provides

legal

advice

and

manages

the

Group’s

legal

affairs,

ensuring
effective and timely assessment

of legal matters impacting

the Group and
its businesses. A qualified

attorney-at-law, she has been

admitted to the
Supreme Court of the United States, the New York State bar and the bar
of Milan,

Italy, and has worked

in several

law firms

in New

York and Milan.
Ms.

Levi

began

her corporate

career

with Novartis

Group

in

2004 and
worked there for 16

years, holding a number

of senior legal roles

across
Europe. Before

joining UBS, she

served as Chief

Legal Officer &

External
Affairs at Rio Tinto Group and, before that, as General Counsel, based in
London. In

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
– Law degree, the University of Milan
–
Master of Laws (LL.M.), banking, corporate and finance

law, Fordham
University School of Law, New York
Other activities and functions
– Member of the Executive Board of UBS AG
– Member of the Board of Directors of the European General Counsel
Association
–
Member of the Legal Committee of the Swiss-American

Chamber of
Commerce

Annual Report 2024 |
Corporate governance and compensation

| Corporate governance

192
Beatriz Martin Jimenez
Head Non-core and Legacy and President UBS Europe,
Middle East and Africa,

member of the GEB since 2023

Nationality:

Spanish |
Year of birth:

1973
Beatriz

Martin

Jimenez

became Head

Non-core

and

Legacy,

as

well

as
President UBS Europe, Middle East and Africa of UBS

Group AG, in 2023.
She has been the UBS

GEB Lead for Sustainability

and Impact since March
2024 and the

UBS Chief Executive

for the UK

since 2019. In

her role as
the

GEB

Lead

for

Sustainability

and

Impact,

she

is

responsible

for

the
implementation of

the Group’s

sustainability and

impact strategy. As

Head
Non-core

and

Legacy,

she

effectively

manages

the

derisking

and

cost
efforts for the integration of

Credit Suisse into UBS. Her

responsibilities as
Regional President UBS Europe, Middle East and Africa include the cross-
divisional collaboration

and representation

of the

Group to

the broader
public in the region. Before joining UBS in 2012, she held various roles in fixed income sales and trading at Morgan Stanley and

Deutsche Bank.

Professional experience
2023 – date
Head Non-core and Legacy and President UBS Europe,
Middle East and Africa, UBS Group AG and UBS AG
March 2024 – date
UBS GEB Lead for Sustainability and Impact,
UBS Group AG
2019 – date
UK Chief Executive, UBS AG London Branch
2020 – 2023
Group Treasurer,

UBS Group AG
2022 – 2023
Chief Transformation Officer,

UBS Group AG
2015 – 2020
COO, UBS Investment Bank
2015 – 2019
UK COO, UBS AG London Branch and UBS Limited
2012 – 2015
Chief of Staff to CEO, UBS Investment Bank
1996 – 2012
Various positions in Global Markets, Morgan Stanley
and Deutsche Bank
Education
–
Master of Business Administration, Universidad Autónoma de

Madrid,
Madrid
– Erasmus Exchange programme, Hochschule für Bankwirtschaft,
Frankfurt
Other activities and functions
– Member of the Executive Board of UBS AG
–
Member of the Supervisory Board of UBS Europe

SE
–
Member of the Board of Directors of Credit Suisse International

– Chair of the Board of UBS Optimus Foundation
Markus Ronner
Group Chief Compliance and Governance Officer,
member of the GEB since 2018
Nationality:

Swiss |
Year of birth:

1965
Markus Ronner has

served as Group

Chief Compliance and

Governance
Officer since 2018, overseeing

compliance, financial crime

prevention and
operational risk control as well as regulatory and

governance functions at
the

Group

level.

In

more

than

40

years

at

UBS,

he

has

acquired

deep
expertise

across

businesses

and

in

non-financial

risk

management

and
control.

In that

time, Mr.

Ronner has

held a

variety

of senior

positions
across

the

firm,

including

managing

the

Group-wide

too-big-to-fail
program, COO

Wealth Management

& Swiss

Bank, Head

Products and
Services of Wealth Management & Swiss Bank,

COO Asset Management,
and

Head

Group

Internal

Audit.

From

2022

until

2023,

he

served

as
Chairman of UBS Switzerland AG, the leading Swiss universal

bank.
Professional experience
2018 – date
Group Chief Compliance and Governance Officer,
UBS Group AG, and Chief Compliance and Governance
Officer,

UBS AG
2022 – 2023
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
Education
– Swiss Banking Diploma
Other activities and functions
– Member of the Executive Board of UBS AG

Annual Report 2024 |
Corporate governance and compensation

| Corporate governance

193
Stefan Seiler
Head Group Human Resources & Corporate Services,
member of the GEB since 2023
Nationality:

Swiss |
Year of birth:

1974
Stefan

Seiler

has

been

Head

Group

Human

Resources

&

Corporate
Services of

UBS Group

AG and UBS

AG since

2023. He

leads the

combined
Group

Human

Resources

and

Corporate

Services

function,

ensuring
effective

and

efficient alignment

of our

people, real

estate

and vendor
management strategies. His

responsibility was expanded

to include Group
Communications and Branding in July

2024. Mr.

Seiler started his career
at the Swiss Military Academy at ETH

Zurich and, after working for Credit
Suisse from 2002 to 2006, he

returned to the Swiss Military Academy as
Department Head

of Leadership

and

Communication. Mr.

Seiler joined
UBS in 2011

and became

Group Head

HR in 2018

after gaining

experience
as Head HR for Switzerland and Group Functions, as well as Global Head
Talent

and Recruiting. During his

career,

he has lived

in Switzerland, the
UK, the US and Singapore.
Professional experience
2023 – date
Head Group Human Resources & Corporate Services,
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
– PhD in Educational Psychology, University of Fribourg
Other activities and functions
– Member of the Executive Board of UBS AG
–
Member of the Foundation Board of the Pension Fund of

UBS
–
Member of the Foundation Council of the UBS Center for

Economics
in Society,

University of Zurich
– Chairman of the Foundation Board of the Swiss Finance Institute
– Member of the IMD Foundation Board
– Adjunct Professor for Leadership and Strategic Human Resource
Management, Nanyang Technological University (NTU), Singapore
Todd

Tuckner
Group Chief Financial Officer, member of the GEB since 2023
Nationality:

American (US) |
Year of birth:

1965
Todd

Tuckner

was appointed to the

GEB of UBS Group

AG in 2023 and
became Group CFO on the date of

legal closing of the acquisition of the
Credit Suisse Group in 2023. In his role,

he oversees the Group’s financial
accounting,

controlling,

forecasting,

planning

and

reporting

processes,
ensuring

the

transparency

in

and

the

assessment

of

the

financial
performance

of

the

Group

and

the

business

divisions.

He

is

also
responsible for managing and controlling the Group’s

tax affairs, treasury
and

capital

management,

including

funding

and

liquidity

risk,

and
regulatory

capital

ratios.

Additionally,

he

coordinates

relations

with
analysts and investors alongside

the Group CEO. He

was previously CFO
and

Head

Business

Performance

and

Risk

Management

for

our

Global
Wealth

Management

business.

Mr.

Tuckner

joined

UBS

in

2004

after
working for KPMG

for 17 years

and has since

held various leadership

roles
across the Group Finance function.

Professional experience
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
–
MBA, accounting, New York University

Other activities and functions
– Member of the Executive Board of UBS AG

Annual Report 2024 |
Corporate governance and compensation

| Corporate governance

194
Marco Valla
Co-President Investment Bank, member of the GEB since July

2024
Nationality:

American (US) |
Year of birth:

1972
Marco Valla became Co-President

of the Investment

Bank in July

2024. He
jointly manages the Investment

Bank with George Athanasopoulos

across
all

regions

to

ensure

an

unparalleled

global

offering

for

our

client
franchise. Having

spent more

than 30

years in

investment banking,

he
brings

together

a

unique

set

of

capabilities

to

drive

UBS’s

competitive
position,

creating

a

powerful

proposition

for

clients,

employees,

and
shareholders. He began his career at Credit Suisse First Boston in 1994 as
an Investment Banking analyst, before working for Lehman Brothers and
Barclays. During

his tenure

at Barclays,

he was

the Global

Head of

TMT
and

Consumer

Retail

Investment

Banking,

overseeing

the

coverage

of
technology, media, telecommunications, consumer and retail clients, and a member of the Investment Banking

Management Committee. Mr. Valla
has

held

increasingly

senior

management

roles

and

advised

over

300
completed transactions across various industries.
Professional experience
July 2024 – date
Co-President of the Investment Bank, UBS Group AG
and UBS AG
2023 – June 2024
Co-Head of Global Banking, Investment Banking,

UBS
2020 – 2023
Global Head of TMT and Consumer Retail, Investment
Banking Member of the Investment Banking
Management Committee, Barclays
2013 – 2019
Global Co-Head of Consumer Retail Group, Investment
Banking, Barclays
2008 – 2013
Managing Director, Retail Group, Investment Banking,
Barclays
2005 – 2008
Managing Director, Retail Group, Investment Banking,
Lehman Brothers
1994 – 2005
Investment Banking, Credit Suisse First Boston
Education
– Bachelor’s degree, economics and Italian literature, University of
California, Berkeley
Other activities and functions
– Member of the Executive Board of UBS AG
– Member of the Board of Directors of Good Shepherd Services
–
Member of the Board of the Mount Sinai Department

of Urology
Damian Vogel
Group Chief Risk Officer, member of the GEB since July 2024
Nationality:

Swiss |
Year of birth:

1972
Damian Vogel was appointed Group Chief Risk

Officer in July 2024 and

is
responsible

for

the

development of

the

Group’s

risk

management and
control framework for various

risk categories and the implementation of
its

independent

control

frameworks.

He

has

sound

financial

services
experience, as well as risk management experience, which he has gained during his career at UBS and Credit Suisse. Since joining UBS in 2010, he has

held

various

risk-related

leadership

roles

across

Global

Wealth
Management, Personal & Corporate Banking and the

Switzerland region
before being appointed

Chief Risk

Officer for

Credit Suisse and

Group Risk
Control

Head

of

Integration

in

2023.

In

his

most

recent

role,

he

was
responsible for the

risk control related

integration activities, defining the
best possible

setup for

the combined

Group Risk

Control

function and
assisting with the shaping of the risk function of

the future.
Professional experience
July 2024 – date
Group Chief Risk Officer, UBS Group AG and Chief Risk
Officer, UBS AG
2023 – June 2024
Chief Risk Officer, Credit Suisse AG
Group Risk Control Head Integration, UBS
2018 – 2023
Chief Risk Officer Global Wealth Management, UBS
2016 – 2018
Chief Risk Officer Personal & Corporate Banking and
Region Switzerland, Zurich, UBS
2012 – 2016
Portfolio Underwriter and Head Risk Control Swiss
Corporates, Zurich, UBS
2010 – 2011
Project Manager within Chief Risk Officer Wealth
Management and Swiss Bank, Zurich, UBS
2009 – 2010
Credit Risk Manager, Credit Risk Management
Investment Banking, New York, Credit Suisse
2008 – 2009
Head Structured Lombard Solutions, Credit Risk
Management Private Banking, Zurich, Credit Suisse
1999 – 2008
Various management positions in Credit Suisse
Education
– Bachelor’s degree, business and administration, University of Applied
Sciences, Visp
– Executive Program, Stanford University Graduate School of Business
– Master of Advanced Study, corporate finance, University of Lucerne
Other activities and functions
– Member of the Executive Board of UBS AG
– Member of the Board of UBS Switzerland AG
–
Member of Foundation Board of the International

Financial Risk
Institute

Annual Report 2024 |
Corporate governance and compensation

| Corporate governance

195
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
All employment contracts with GEB members stipulate a notice period of six to twelve months. During the notice period,
GEB members are entitled to

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
The 2024 Annual General Meeting

(the AGM) re-elected Ernst

& Young Ltd (EY) as

auditors for the Group

for the 2024
financial year.

UBS Group also

appointed EY

as the auditors

of the Credit

Suisse entities

for the 2024

financial year.

EY
assumes virtually all

auditing functions according to

laws, regulatory requests and

the AoA. Robert Jacob

is the EY

partner
in charge of the overall coordination of

the UBS Group financial and regulatory

audits and the co-signing partner

of the
financial audit. In 2020, Maurice McCormick became the lead audit partner for the financial statement audit and has an
incumbency limit

of five

years. Mr.

Jacob will

be succeeded

in 2025

by Isabelle

Santenac, who

will take

over as

the EY
partner overseeing

UBS Group’s

financial audits

and as

the lead

audit partner

for the

financial statement

audit, with

a
five-year term.

At the same

time, Mr. McCormick

will be succeeded

by Robert Wadley,

who will assume

the role of

co-
signing partner for the financial statement audit, with

a seven-year incumbency limit. In 2021,

Hannes Smit became the
Lead Auditor to

the Swiss Financial

Market Supervisory Authority (FINMA)

with an incumbency limit

of seven years.

Daniel
Martin has been the co-signing partner for the FINMA audit since

2019, with an incumbency limit of seven years.

During 2024, the Audit Committee held 14 meetings with the

external auditors.
Review of UBS Group AG audit engagement

Forvis Mazars

has been

appointed as

auditors of

UBS Europe

SE, an

indirect

subsidiary of

UBS Group

AG, as

EU rules
require

to

rotate

its

external

auditors

in

the

2024

financial

year.

In

connection

with

this

required

change,

and

in
consideration of governance best practices, the

BoD considered whether it

would propose to shareholders

a rotation of
the

Group

auditor

concurrent

with

the

change

at

UBS

Europe

SE.

Under

the

direction

of

the

Audit

Committee,

UBS
conducted a formal review of

the Group audit engagement including

soliciting proposals from potential auditors. In early
2022, based on the results of this assessment,

the BoD decided to retain EY as the Group’

s

external auditors.

Annual Report 2024 |
Corporate governance and compensation

| Corporate governance

196
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

Services performed by EY and related fees
The Audit Committee

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

in 2024

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

In addition, EY received USD 52m in 2024 (USD 31m in 2023) for services performed on behalf of our investment funds, many of which have independent fund boards or trustees.
Fees paid to EY
UBS Group AG and its subsidiaries (for 2023 including UBS AG and Credit Suisse AG) paid the following fees (including expenses) to
EY.
For the year ended
USD m 31.12.24 31.12.23
Audit
Global audit fees

121

82
Additional services classified as audit (services required

by law or statute, including work of a non-recurring nature mandated by regulators)

24

5
Total audit

145

87
Non-audit
Audit-related fees

18

11
of which: assurance and attestation services

14

6
of which: control and performance reports

5

5
of which: consultation concerning financial accounting and

reporting standards

0

0
Tax fees

3

3
All other fees

1

6
Total non-audit

22

20
Special auditors for potential capital increases
At

the

AGM

on

24 April

2024,

BDO

AG

was

reappointed

as

special

auditors

for

a

three-year

term

of

office.

Special
auditors provide audit opinions in connection with potential capital increases independently from

other auditors.
Group Internal Audit
GIA performs the internal auditing role

for the Group. It is

an independent function that

provides expertise and insights
to confirm

controls

are

functioning correctly

and highlight

where

UBS needs

to better

manage current

and emerging
risks. In 2024, GIA operated with an average headcount

of 898 full-time equivalent employees.

Annual Report 2024 |
Corporate governance and compensation

| Corporate governance

197
GIA supports

the BoD

in discharging

its governance

responsibilities by

taking a

dynamic approach

to audit,

issue assurance
and risk assessment, confirming where

controls are functioning well and

highlighting where UBS needs to

better manage
current and emerging risks.

By doing so, it drives

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
First quarter 2025 30 April 2025
Second quarter 2025 30 July 2025
Third quarter 2025 29 October 2025
The annual general meetings of the shareholders of UBS

Group AG will take place on the following dates:
2025 10 April 2025
2026 15 April 2026
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

Annual Report 2024 |
Corporate governance and compensation

| Corporate governance

198
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
–
transparency
, which enhances the understanding of economic drivers and

builds trust and credibility;
– consistency
, within each reporting period and between reporting

periods;
– simplicity
, which enables readers to gain a good understanding

of the performance of our businesses;
–
relevance,
by

focusing

not

only

on

what

is

required

by

regulation

or

statute

but

also

on

what

is

relevant

to

our
stakeholders; and

– best practice , which leads to improved standards.
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
the Group

CFO and

the Group

Controller. Based

on that

evaluation, and

reflecting the

determination that

our internal
control over financial

reporting was not

effective as of

31 December 2024,

the Group CEO

and the Group

CFO concluded
that our disclosure controls and procedures were not effective as of 31 December 2024.
No significant

changes have

been made

to our internal

controls or to

other factors

that could

significantly affect

these
controls subsequent to the date of their evaluation.
›
Refer to the
“Consolidated financial statements”

section of this report for more information

Advisory vote |

Corporate governance and compensation

| Compensation

199
Compensation

200
Compensation
203
2024 key compensation themes
206
Say-on-pay
207
Compensation philosophy and governance
212
Compensation for GEB members
220
Group compensation
227
Compensation for the Board of Directors
230
Supplemental information

Advisory vote |

Corporate governance and compensation

| Compensation

200
Compensation
Julie G. Richardson
Chairperson of the
Compensation Committee
of the Board of Directors
Dear Shareholders,
The

Board

of

Directors

(the

BoD) and

I

wish

to

thank

you

for

your

support

once

again

at

last

year’s

Annual

General
Meeting (the AGM) and for sharing your views on our compensation practices over the past year.
Throughout 2024, the BoD Compensation Committee continued to oversee the compensation process, aiming to ensure
that

reward

reflects

performance,

risk-taking

is

appropriate

and

employees’

interests

are

aligned

with

those

of

our
stakeholders. Following these

reviews, we concluded

that our compensation

framework remains

well suited to

support
us in

achieving our

ambitions for

the Group

and that

it provides

strong alignment

with shareholders’

interests. As

the
Chairperson of the Compensation Committee, I am pleased

to present our Compensation Report for 2024.
Key achievements support our strategy and business

model
Our

strong

performance

in

2024

reflects

our

unwavering

commitment

to

serving

our

clients,

the

strength

of

our
diversified global

franchise and

the progress

we have

made on

the integration.

Throughout 2024,

clients continued

to
extend their trust in UBS, evidenced by Group invested assets of USD 6.1trn, up 7% year-on-year. We maintained robust momentum as we

captured growth in

Global Wealth Management

(USD 97bn of net

new assets)

and Asset Management
(USD 45bn

of

net

new

money)

and

gained

market

share

in

the

Investment

Bank

in

the

areas

where

we

have

made
strategic investments. With over CHF 70bn

of loans granted or renewed last year

out of a total book of CHF 350bn,

we
also maintained our commitment to being a reliable partner for the Swiss economy, helping our communities to prosper
in ways that

benefit both households and

businesses and our shareholders.

As a result,

we have delivered on

our financial
ambitions and in many cases surpassed market expectations.
Furthermore,

we achieved all our

key acquisition-related

milestones in 2024

on or ahead of schedule,

significantly

reduced
the execution

risk of the acquisition

of the Credit Suisse

Group and accelerated

the transition

to growth. We are confident
that we

will accomplish

the most

significant

aspects of

the integration

by the

end of 2026,

achieve our

financial

targets and
fulfill

our growth

initiatives.

At the

same time,

we are

positioning

UBS for

a successful

future with

investments

in our

people,
products and

capabilities,

to enhance client

experience, improve

productivity

and achieve sustainable

profitable growth.
Progress with the integration of Credit Suisse
In 2024,

we made

substantial

progress

related

to the

integration

of Credit

Suisse.

We continue

to execute

on our

integration
plans, de-risking

and optimizing

our balance

sheet and delivering

on our cost

reduction ambitions.

We maintained

our cost
focus momentum

across the Group,

achieving USD

3.4bn of gross

cost savings

in 2024 and

USD 7.5bn compared

with the
2022 baseline,

which represents

around 58% of

our total cumulative

gross cost save

ambition.

Our Non-core

and Legacy

division has

cut risk-weighted

assets by

more than

half compared

with the

post-acquisition
starting point

and released

over USD 6bn

of capital

to the

Group. Furthermore,

with the

successful migration

of client
accounts

in

Hong

Kong,

Singapore,

Japan

and

Luxembourg,

we

have

now

transferred

over

90%

of

client

accounts
outside of Switzerland onto UBS platforms.
The mergers

of UBS

AG and

Credit Suisse

AG and

of UBS

Switzerland AG

and Credit

Suisse (Schweiz) AG

were successfully
completed last year. These mergers are critical steps in enabling us to unlock the next phase of the cost, capital, funding
and tax benefits we expect to realize by the end of 2026.

Overall,

we

successfully

transitioned

employees

from

Credit

Suisse

to

UBS

entities,

with

a

completion

rate

of

67%,
including four of our

top seven countries at

100%. We launched a

global initiative, “Crafting

Our Future”, designed to
unite our senior leaders and

line managers, fostering alignment

around strategy and culture.

This program has played

a
pivotal role

in our

successful

cultural integration,

strengthening collaboration,

pride and

engagement

as we

gradually
transition from integration to growth.
We continue

to execute on

our ambitious integration

priorities,

and we

remain on

track to accomplish

the most

significant
integration aspects by the

end of 2026.

Over the next

two years,

we expect our balance

sheet optimization efforts

and
ongoing reduction of the

Non-core and Legacy

footprint to create capacity

for sustainable and profitable

growth in our
core businesses. We

are proud of

our employees,

who continue

to demonstrate

high levels of

engagement, dedication
and resilience.

Profit before tax

USD bn

123%
4.0
8.8
6.8
2023 Group underlying[1]
2024 Group underlying[1]
2024 Group reported

Return on CET1 capital

in %

4.5ppts
4.2
8.7
6.7
2023 Group underlying[1]
2024 Group underlying[1]
2024 Group reported

Cost / income ratio

in %

(7.7ppts)
87.2
79.5
84.8
2023 Group underlying[1]
2024 Group underlying[1]
2024 Group reported

Group performance award pool

USD bn

4%
4.5
4.7
2023
2024

GEB performance award pool

CHF m

1%
108.3
113.0
114.2
2023 disclosed
2023 adjusted[2]
2024

Per capita GEB performance award pool

CHF m

8%
6.2
6.5
7.0
2023 disclosed
2023 adjusted[2]
2024

1 Underlying results exclude items of profit or loss that management believes are not representative of the underlying performance. Underlying results are a non-GAAP financial measure and alternative performance measure (APM). 2 The adjustment reflects a net neutral re-balancing between variable and fixed compensation due to the elimination of role-based allowances (RBA) for GEB members as the UK regulatory regime with a 2:1 variable-to-fixed compensation cap is no longer in effect.

Advisory vote |

Corporate governance and compensation

| Compensation

201
Financial performance
Our performance

in 2024

reflects increased

revenues driven

by strong

transactional

activity and

recurring fee

income.
Underlying profit

before tax

increased significantly

to USD 8.8bn

in 2024,

up from

USD 4.0bn in

2023, while

reported
profit before

tax was

USD 6.8bn in

2024. Net

profit attributable

to shareholders

was USD 5.1bn,

and return

on CET1
(RoCET1) capital was 6.7%, or 8.7% on an underlying basis, above our expectation for 2024 and that of the market. At
the same time, we continued to deliver on our cost-reduction ambitions and efficiency plans.
Commitment to return capital to shareholders
Capital strength is a key

pillar of our strategy, and we

remain committed to maintaining a

balance sheet for all seasons.
In

2024,

our

strong

capital

position

enabled

us

to

voluntarily

accelerate

the

phase-out

of

the

remaining

transitional
purchase price allocation adjustments for common

equity tier 1 (CET1) capital purposes agreed

with our regulator while
keeping a strong CET1 capital ratio of 14.3%, making us one

of the best-capitalized major banks in the world.

For 2024, the Board

of Directors plans to

propose a dividend

to UBS Group AG

shareholders of USD 0.90

per share, an
increase of 29% year-on-year. In 2024,

we completed our USD 1bn of share

repurchases. In 2025, we plan to

repurchase
USD 1bn of shares in the first half

of the year and aim to

repurchase up to an additional USD 2bn of

shares in the second
half of

the year.

We also

maintain our

ambition for

2026 share

repurchases to

exceed full-year

2022 levels.

Our share
repurchases will be consistent with delivering on our financial plans, maintaining our CET1 capital ratio target of around
14% and the absence of material, immediate changes to the

current capital regime.
2024 Group performance award pool
For

2024,

the

Group

performance

award

pool

was

determined

by

applying

our

usual

approach

based

on

financial
performance,

along

with

consideration

of

non-financial

other

factors,

such

as

specific

focus

on

the

progress

of

our
integration, risk management, achievement of strategic objectives,

and market position and trends.

As a result, the

overall pool of USD 4.7bn reflects

the strong financial performance and the

progress with the integration.
To further

support the

long-term value

creation of

the integrated

firm, we

have continued

to apply

our strict

pay-for-
performance approach

with increased

performance and pay

differentiation aligned with

supporting our high

performance
culture. We are also mindful of

the continuing competition to attract and retain

a talented workforce that delivers on

our
strategy and financial

ambitions. The

final pool also

reflects market

competitive considerations

to protect

our franchise
and investment.

Advisory vote |

Corporate governance and compensation

| Compensation

202
The

Group

Executive

Board

(GEB)

pool

overall

increased

by

1%

to

CHF 114.2m

compared

with

the

2023

GEB

pool
adjusted to reflect the elimination

of role-based allowances (RBA)

for GEB members as

the UK regulatory regime

with a
2:1 variable-to-fixed compensation cap is no longer in effect. The increase reflects the financial performance of the firm,
the progress

with the

integration of

Credit Suisse

and also

the changes

in GEB

composition during

2024. The

GEB per
capita performance award increased by 8% compared with

the previous year’s adjusted per capita performance award

.
Continuity of our overall compensation framework
Following a comprehensive annual review, the Compensation Committee confirmed that our Total Reward Principles and
overall compensation framework continue to support the alignment of compensation with the execution of our strategy,
sustainable

performance

and

the

delivery

of

our

integration

goals.

Overall,

the

compensation

framework

for

all
employees, including the GEB, remains broadly unchanged

compared with 2023.

In context of evolving UK

regulatory requirements,

where the 2:1 variable-to-fixed pay ratio

was removed, we refined the
compensation framework for UK-regulated

GEB members to

more closely align

to the overall

GEB framework. As

a result,
we have aligned

the individual compensation caps for

all GEB members (including UK-regulated

members) to seven times
their annual fixed compensation rate.
Regarding our Long

-Term Incentive

Plan (LTIP) awards

for 2024 performance,

we have

reviewed the three-year

average
(2025

through

2027)

reported

RoCET1

performance

metric

to

reflect

our

strategic

return

ambitions

and

our

revised
financial targets.

–

Specifically, the required performance threshold

for the minimum payout has been

raised to 7.5% vs 5% last year,

to
reflect our financial targets and progress on the integration objectives.

–

The required reported

RoCET1 performance for

a maximum payout

has been increased

to 14% vs

10% last year,

which
represents the upper end of our target range.

The 2025 Annual General Meeting
At the 2025 AGM on 10 April, we will seek your support

on the following compensation-related items:
–

the maximum aggregate amount of compensation for the BoD for the period from the 2025 AGM to the 2026 AGM;
–

the maximum aggregate amount of fixed compensation

for the GEB for 2026;
–

the aggregate amount of variable compensation for the

GEB for 2024; and

–

shareholder endorsement in an advisory vote for this Compensation

Report.
On behalf

of the

Compensation Committee

and the

BoD, I thank

you again for

your feedback

and we respectfully

ask
for your continued support at the upcoming AGM.
Julie G. Richardson
Chairperson of the Compensation Committee of the

Board of Directors

Advisory vote |

Corporate governance and compensation

| Compensation

203
2024 key compensation themes
The feedback that

we seek from our

shareholders about compensation

-related topics is very

important to us, as

we are
committed

to

maintaining

a

strong

link

between

the

interests

of

our

employees

and

those

of

our

shareholders.

We
continued

engaging

with

shareholders

during

2024

and

received

overall

positive

feedback

about

our

compensation
framework. The below summarizes key

compensation themes for 2024 and provides

answers to the questions we

most
frequently receive from shareholders.
Summary of 2024 key compensation themes / responses

to frequently asked questions

How does the Long-Term

Incentive Plan work and what does the grant level

of 50% of the maximum
opportunity mean?
The Long-Term Incentive Plan (the LTIP)

is an equity-based award and

the final value is subject to

performance conditions,
as well as share price development. The final value will reflect

UBS’s future performance, cannot exceed 100% and may
also be reduced to zero.
Following the acquisition of the Credit

Suisse Group, in 2023 we expanded

the scope of the population to

approximately
950 participants that receive the LTIP, established

a communicated value of 50% and aligned the

return on CET1 capital
(RoCET1) thresholds with our financial ambitions.

The LTIP is an important

element that supports the

alignment of the long-term

focus of a broad group

of senior leaders
with

shareholders,

while

supporting

appropriate

risk-taking

and

awareness,

and

aligns

the

maximum

opportunity

to
exceed the stretching nature of our financial ambitions.
Consistent with the approach

used in 2023, we awarded

the LTIP for the 2024

performance year with a communicated
value of 50% of

the maximum opportunity

(100%). Each participant

has the potential

to double the

number of shares
at

grant

value,

if

reported

RoCET1

over

the

three-year

performance

period

is

at

or

above

14%

and

relative

Total
Shareholder Return (rTSR) is

at or above the

peer group index

by 25 percentage points or

more. Similarly, each participant
may receive zero shares if reported

RoCET1 over the three-year performance

period is less than 7.5% and rTSR

is below
the peer

group index by

more than

25 percentage points.

The grant

valuation percentage

is not a

share price

discount
but reflects the inherent risk to the participant, including the fact that the individual may ultimately receive zero value.

The nature

of this

design incentivizes

management to

deliver future

financial results

that exceed

our ambitious

targets
and shareholders

returns that

outperform our

peers. It

aligns with our

shareholders’ experience

and the

success of

the
execution of our strategy, which during the ongoing integration requires even more commitment and efforts.

We will re-assess our

approach and adjust as

appropriate as our progress toward

our financial ambitions continues. Given
the limited integration-

and merger-related incentives utilized to date, the LTIP is important to incentivizing employees to support the integration efforts for our shareholders.
›
Refer to “2024 Group performance outcomes” in the “Group

compensation” section of this report for more information
Illustrative example
An employee receives an LTIP

award with a value of

CHF 100,000 granted at a

share price of CHF 30.328

per share
(based on

the

average

closing

price

of

UBS shares

over

the

last ten

trading days

leading

up to

and

including

the
award date

in February).

This represents

the award

granted at

50% of

the maximum

opportunity.

The actual

LTIP
value at the end of the performance period may vary between:
–
CHF 0, i.e. no value, if the

achievement level of the performance metrics at the

end of the three-year performance
period is below 33%; and
–
CHF 200,000,

if the achievement

level of the

performance metrics at the

end of the

three-year performance period
is at or above 100%, assuming no change in share price.
Ultimately,

the

value

is

determined

by

consideration

of

the

performance

achievement

coupled

with

share

price
development

(positive

or negative).

In this

manner,

management

is incentivized

to

deliver

on strategy,

integration
targets and

financial objectives

and to

drive long-term

growth while

also being

fully aligned

with shareholders

on
share price development and relative shareholder returns.

Advisory vote |

Corporate governance and compensation

| Compensation

204
Did UBS change the compensation framework for 2024?
Following a comprehensive annual review, the Compensation Committee confirmed that our Total Reward Principles and
compensation

framework

continue

to

support

the

alignment

of

compensation

with

the

execution

of

our

strategy,
sustainable performance and the delivery

of our integration goals.

This aims to ensure

that the interests of

our employees
are aligned

with those

of our

clients and

other stakeholders.

Overall, the

compensation framework

for all

employees,
including the GEB, remains broadly unchanged compared with 2023. In the context of evolving regulatory requirements, we refined the

compensation framework

for GEB members

who are UK

Senior Management

Functions (SMFs) to

more
closely align to the GEB framework.
›
Refer to “GEB compensation framework” in the

“Compensation for GEB members” section of

this report for more information
What are the performance metrics of the 2024 LTIP

(awarded in 2025)?
The overall

design of the

LTIP is unchanged

compared with

last year.

The 2024 LTIP

continues to

feature the

same two
equally weighted

performance metrics

(reported RoCET1

and rTSR),

which are

assessed over

a three-year

performance
period.

For the

2024 LTIP,

we have

increased the

reported RoCET1

performance

range to

7.5%–14%

from 5%

–10% for

the
2023 LTIP

to support

exceeding our

financial ambitions

over the

cycle. This

increase demonstrates

our commitment

to
continuously review our LTIP against our evolving return expectations and integration progress.
Other

2024 LTIP

key

features

remain

unchanged,

including

the

rTSR

performance

range

of

±25 percentage

points

of
UBS’s TSR compared with a peer group index TSR

,

which continues to demonstrate our ambition

of delivering attractive
relative returns to shareholders.
What is the achievement level of the LTIP

granted in 2022 for 2021 performance?
The deferred portion of the performance award granted in 2022 for the 2021 financial performance year (the 2021 LTIP)
to members of the

GEB and selected

senior management was

in part delivered

through the LTIP

award. This award

has
been designed to

support alignment of

compensation with the

execution of our

strategy, financial performance

and long-
term growth.
The

performance

metrics

of

the

2021

LTIP

are

average

reported

RoCET1

and

rTSR,

both

measured

over

a

three-year
performance period from 2022 to 2024.
In 2021

when the

Compensation

Committee

set the

relevant performance

range

of the

reported

RoCET1

metric (i.e.
8%–18% for

the performance

period 2022–2024),

it considered

several factors

including our

strategic plan,

which at
that time reflected a reported RoCET1 target range

of 15%–18%. However, the acquisition and integration

of the Credit
Suisse Group significantly impacted the financial results of

UBS during the performance period of the 2021 LTIP.
Against this

background, the

Compensation Committee

has carefully

considered these

integration-related aspects

and
made

the

following

adjustments

to

the

reported

RoCET1

for

2023

and

2024

in

order

to

determine

the

2021

LTIP
achievement

level in

line with

our strict

pay-for-performance

approach and

to remove

both the

positive and

negative
impacts related to the integration.
–
For 2023 RoCET1,

as already communicated

in the Compensation

Report 2023, we

used UBS sub-group

results as a
starting point but excluded

both the positive and negative

one-time financial impacts of

the acquisition of the

Credit
Suisse Group (such as the negative goodwill, or gain, of USD

27.7bn).
–
For 2024 RoCET1, we

used UBS Group results

and applied an

adjustment based on a

review of the plans

before and
after the integration in order to align the RoCET1 performance relative to the plan applicable at the time of grant.
While

the

Compensation

Committee

decided

to

apply

the

above-mentioned

adjustments

with

regard

to

the

RoCET1
metric outcomes, no adjustments were made to the rTSR

achievement.
The

three-year

performance

period

of

the

2021

LTIP

concluded

at

the

end

of

2024.

As

a

result,

the

RoCET1

metric
outcome for the

2021 LTIP, including

the adjustments

above,

was 17.44%. With

these adjustments to

the RoCET1 metric,
the

overall

achievement

level

of

the

2021

LTIP

resulted

in

93.33%

of

the

maximum

opportunity

(100%).

If

the
Compensation Committee

had not

made the

above-mentioned adjustments

to the

2023 and

2024 RoCET1

outcomes
but had

instead applied

reported UBS

Group AG

financial results,

the achievement

level for

RoCET1 would

have been
100%.

Advisory vote |

Corporate governance and compensation

| Compensation

205
How does UBS support pay fairness?
Compensating employees fairly and consistently is key to ensuring equal opportunities.

A strong commitment to pay for
performance

and pay

equity is

embedded

in our

compensation

policies. In

this context,

we regularly

conduct internal
reviews on pay equity,

and our statistical analyses show

a differential between male and

female employees in similar roles
across our core financial hubs of less than 1%.

If we find any gaps not explained by business

or by appropriate employee
factors,

such as role, responsibility, experience, performance or location, we look at the root causes and address them.
›
Refer to the “Compensation philosophy and governance”

section of this report for more information about pay

fairness
›
Refer to the “People and culture make the difference“ section of the UBS Group Sustainability Report 2024,

available under
“Annual reporting” at ubs.com/investors , for more information about workforce inclusion
How is UBS supporting employees during the ongoing

integration period?
We are committed

to being a

responsible employer, and

to caring for

our employees. To

support employees during

the
integration,

UBS

offers

a

range

of well

-being

sessions

with internal

and

external

experts

on the

themes

of resilience,
growth

mindset,

dealing

with

uncertainty

and

burnout

prevention.

Employees

have

ongoing

access

to

confidential
support from our global Employee Assistance Program and the

Social Counseling team in Switzerland.
Employees in

the Swiss

labor market

affected by

restructuring are

entitled to

a reorientation

program with

a key

focus
on redeployment

within

UBS.

Outside

of the

Swiss

labor

market,

we

offer

severance

terms

that

at

least

comply

with
applicable local laws. In many locations, we provide severance packages negotiated with our local social partners that go
beyond these minimum legal requirements or offer additional time in order to find a new position. In many

locations, we
also offer redeployment support from our internal recruiters and via external outplacement firms for employees affected
by

redundancies.

We

believe

these

measures

help

skilled

employees

affected

by

restructuring

to

favorably

position
themselves on the labor market.
›
Refer to the “People and culture make the difference“ section of the UBS Group Sustainability Report 2024,

available under
“Annual reporting” at ubs.com/investors , for more information about workforce inclusion
How does UBS support the well-being of its employees?
We

care

about

our

people’s

well-being

and

want

everyone

to thrive.

A culture

of

collective well

-being

and

resilience
enables

us

to

drive

sustainable

performance.

Spanning

social,

physical,

mental

and

financial

well-being,

our
comprehensive

health

and

well-being

offering

includes

a

wide

range

of

programs,

benefits,

awareness

sessions,

e-
learning, toolkits and

workplace resources. All are

designed to help

our employees manage their

health, foster well-being
and promote the organization’s sustainability.

Over

the

past

year,

we

have

particularly

focused

on

helping

employees

and

line

managers

across

our

combined
organization adapt

to changes

related to

the integration

of Credit

Suisse, offering

a range

of well-being

sessions with
internal

and

external

experts

on

the

themes

of

resilience,

growth

mindset,

dealing

with

uncertainty,

and

burnout
prevention.

To promote physical

and mental

health, we sponsor

firm-wide or

local initiatives such

as fitness challenges

and provide
mental health support that includes an employee assistance

program and access to a specialized mindfulness app.
We

are

a

founding

partner

of
#WorkingWithCancer

to

better

support

employees

affected

by

cancer

and

focus

on
prevention.

We

also

sponsor

financial

education

events

in

every

region

and

help

employees

positively

impact

their
communities by

matching charitable

donations and

offering paid

leave to

volunteer

in community

and environmental
initiatives.
›
Refer to ubs.com/global/en/our-firm/our-employees

for more information about our workforce

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
2025 Annual General Meeting

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
At the 2023 AGM,

the shareholders approved a maximum aggregate fixed compensation amount of CHF 33.0m for GEB
members

for

the

2024

performance

year.

This

amount

reflects

base

salaries

and estimated

standard

contributions

to
retirement benefit plans, as well as other benefits. The aggregate fixed compensation paid in 2024 to GEB members was
below the approved amount for 2024.
At the

2024 AGM,

the shareholders

approved a

maximum aggregate

amount of

compensation of

CHF 16.5m for

the
members of the BoD for the period from the 2024

AGM to the 2025 AGM.
▲

›
Refer to “2024 total compensation for the

GEB members” in the “Compensation for GEB

members” section of this report
›
Refer to “Remuneration details and additional information

for BoD members” in the “Compensation

for the Board of Directors”
section of this report
Compensation-related proposals for binding and advisory

votes at the 2025 AGM

Item Approved at the 2024
AGM
BoD proposals for the
2025 AGM
Rationale
GEB variable
compensation
Shareholders approved
CHF 108,286,300 for the
2023 financial year 1,2,3

(vote “for”: 88.45%)
The BoD proposes an
aggregate amount of
variable compensation of
CHF 114,185,176
4

for the
members of the GEB for
the 2024 financial year.
The GEB performance award pool reflects the strong

financial performance of the
firm

and

the

significant progress

with

the

integration of

Credit

Suisse

and

also
considers the

changes in

GEB composition

during 2024.

The 2024

GEB performance
award pool has been

increased by 1%

compared with the 2023

adjusted GEB pool,
which is below the Group performance award pool increase

of 4% year-on-year.
GEB fixed
compensation
Shareholders approved
CHF 33,000,000 for the
2025 financial year
1,2,3
(vote “for”: 90.97%)
The BoD proposes a
maximum aggregate
amount of fixed
compensation of
CHF 32,000,000 for the
members of the GEB for
the 2026 financial year.
The proposed amount for 2026

has been reduced by CHF 1m

compared with the
approved 2025

aggregate amount.

This reduction

is driven

by the

elimination of
role-based

allowances

for

UK-regulated

GEB

members.

The

proposed

amount
includes the

base salaries of

the Group

CEO and

other GEB

members,

as well

as
estimated standard

contributions to

retirement benefit

plans and

other benefits.
The

amount

further

provides

flexibility

in

light

of

potential

changes

in

GEB
composition

or

roles,

competitive

considerations

as

well

as

other

factors

(e.g.
changes in foreign exchange rates or benefits).
BoD
compensation
Shareholders approved
CHF 16,500,000 for the
period from the 2024
AGM to the 2025
AGM
1,2,5
(vote “for”: 89.84%)
The BoD proposes a
maximum aggregate
amount of compensation
of CHF 15,000,000 for the
members of the BoD for
the period from the 2025
AGM to the 2026 AGM.
The proposed amount is CHF

1.5m lower than the

approved aggregate amount for
the previous period from the 2024 AGM to the 2025 AGM.

This decrease is driven
by a

lower spend

for subsidiary

board fees

as a

result of

the reduction

in Credit
Suisse legal entities. The proposed amount includes

the total compensation for the
Chairman and

the Vice

Chairman, both

with unchanged

base fees.

The fees

for
other BoD members also remain unchanged.
Advisory vote
on the
Compensation
Report
Shareholders approved the
UBS Group AG
Compensation Report
2023 in an advisory vote
(vote “for”: 83.54%)
The BoD proposes that the
UBS Group AG
Compensation Report
2024 be ratified in an
advisory vote.
Our Total Reward Principles and compensation framework continue to support the
alignment

of

compensation

with

the

execution

of

our

strategy

and

sustainable
performance. They also enable UBS to drive the economic and cultural integration of Credit Suisse

and the long-term

value creation of

the combined firm.

Overall, the
compensation framework

for all

employees, including

the GEB,

remains broadly
unchanged compared

with 2023.

Our compensation

policies continue

to reflect our
strong commitment to pay for performance and

pay equity.
1

Local currencies are converted into Swiss francs at the 2024 performance award currency exchange rates.

2

Excludes the portion related to the legally required employer’s social security contributions.

3

As stated
in “Group Executive Board” in the “Corporate

governance” section of this report, 15 GEB

members were in office on 31 December 2024

and 16 GEB members were in office

on 31 December 2023.

4
Includes LTIP
awards for the 2024 performance year with a communicated value of 50% of the maximum opportunity (100%).

5

Twelve BoD members were in office on 31 December 2024 and on 31 December 2023.

Advisory vote |

Corporate governance and compensation

| Compensation

207
Compensation philosophy and governance
Our compensation philosophy
Total Reward Principles
Our Total

Reward Principles are fully aligned with our strategy

and encourage employees to live our strong and inclusive
culture

that

is

grounded

in

our

three

keys

to

success:

our
Pillars,

Principles

and

Behaviors.

These

guiding

principles
underpin our approach to compensation

and define our compensation

framework. In 2024, we refined

our Total Reward
Principles to

further align

them to

our strategy

and our

three keys

to success.

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

and conduct

that help

build and

protect the

firm’s reputation,

including
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

Reward Principles.
Reinforce our culture and strategy
Compensation reinforces and aligns with the firm’s

culture and strategy, fosters engagement among
employees and aligns their long-term interests

with those of clients and stakeholders.
Attract, retain and motivate a talented
workforce
We provide competitive and fair pay to support our global

and diverse workplace based on meritocracy.
Pay at UBS reflects fair and equal treatment and is competitive.

Our investment in a motivated workforce
supports the sustainability of the organization.
Foster pay-for-performance aligned with
sustainable achievement and our ways

of
working
We pay for sustainable and holistic performance. Clear

objectives as well as a thorough evaluation of

what
was achieved and how it was achieved, combined

with effective communication, promote clarity,
accountability and establish a strong link between

pay and performance. This approach emphasizes
behaviors and conduct,

including Accountability with integrity, Collaboration and Innovation.
Reinforce sustainable long-term value
creation and growth
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
For employees whose

total compensation exceeds

certain levels, performance

awards are delivered

in a combination

of
cash, deferred contingent capital awards and deferred share

-based awards.
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

more information

Advisory vote |

Corporate governance and compensation

| Compensation

208
Fair and equitable pay
Pay equity and equal opportunity are fundamental to

support our strategy. Being an employer of choice and

inclusive of
all experiences,

perspectives and

backgrounds is

critical to

our success.

Factors such

as gender,

culture, race,

ethnicity,
sexual

orientation

and

identity,

disability,

family,

veteran

status,

generations

and

part-time

status

should

not

impact
opportunities available to our employees.
Fair and consistent

pay practices are

designed to ensure

that employees are

appropriately rewarded for their

contribution.
We pay for performance, and we take pay equity seriously. We have embedded clear commitments in our compensation policies and practices

and apply

the same fair

pay standards

across all locations

.

We annually

review our approach

and
policies, in line with established equal pay methodologies, to support our continuous improvement.
As part of our commitment to equal pay, we regularly conduct internal reviews on pay equity, and our statistical analyses
show a differential

between male and

female employees in

similar roles across

our core financial

hubs of less than

1%.
If we find any gaps not explained by business or

by appropriate employee factors,

such as role, responsibility, experience,
performance or location, we look at the root causes and

address them.
We also aim to ensure that all

employees are paid at least a

living wage. We regularly assess employees’

salaries against
local living wages,

using benchmarks

defined by the

Fair Wage Network.

Our analysis in

2024 showed that

employees’
salaries were at or above the respective benchmarks.
›
Refer to the “People and culture make the difference“ section of the UBS Group Sustainability Report 2024,

available under
“Annual reporting” at ubs.com/investors , for more information about workplace inclusion
Compensation governance
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

In 2024, to additionally

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
The Compensation

Committee is

required to

meet at least

four times each

year. All

meetings in

2024 were

held in the
presence of the Chairman

and the Group CEO.

External advisors were present

when required. Individuals,

including the
Chairman

and

the

Group

CEO,

are

not

permitted

to

attend

a

meeting

or

participate

in

a

discussion

on

their

own
performance and compensation.

Advisory vote |

Corporate governance and compensation

| Compensation

209
After

the

meetings,

the

Chairperson

of

the

Compensation

Committee

reports

to

the

BoD

on

the

Compensation
Committee’s activities

and discussions

and, if necessary,

submits proposals

for approval

by the

full BoD. Compensation
Committee

meeting

minutes

are

also

sent

to

all

members

of

the

BoD.

On

31 December

2024,

the

members

of

the
Compensation Committee were Julie G. Richardson (Chairperson),

Fred Hu and Jeanette Wong.
›
Refer to “Board of Directors” in the “Corporate governance”

section of this report for more information
External advisors
The Compensation Committee may

retain external advisors

to support it

in fulfilling its

duties. In 2024,

HCM International
Ltd.

(HCM)

provided

independent

advice

on

compensation

matters.

HCM

holds

no

other

mandates

with

UBS.
Additionally,

Willis Towers

Watson plc

(WTW) provided

the Compensation Committee

with data on

market trends and
pay levels. Various

subsidiaries of WTW provide

similar information to UBS’s human

resources department in relation

to
compensation for

employees, including

advisory services

and secondments

to UBS

to support

the ongoing

integration.
WTW holds no other compensation-related mandates

with UBS.
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

compensation process. It

also monitors the involvement

of Group Risk Control

and Compliance and
Operational Risk Control in compensation

and reviews risk-related aspects

of the compensation process.
›
Refer to ubs.com/governance

for more information
Compensation Committee 2024 / 2025 key activities

and timeline
July Sept Oct Nov Dec
1
Jan Feb
Strategy, policy and governance
Total Reward Principles
● ●
Integration-related compensation matters
● ● ● ●
Pay fairness in the compensation process
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
● ● ● ● ● ●
1 The Compensation Committee held two meetings in December 2024.
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
Individual compensation for KRTs and senior employees:
Group CEO

1

Aggregate variable compensation and the maximum aggregate amount of fixed compensation for the GEB, as well as maximum aggregate remuneration for the BoD, are subject to shareholder approval.

Advisory vote |

Corporate governance and compensation

| Compensation

210
Performance award pool funding
Our

compensation

philosophy

focuses

on

balancing

performance

with

appropriate

risk-taking,

retaining

talented
employees and

supporting shareholder

returns.

Our overall

performance award

pool funding

percentage

decreases as
financial

performance

increases.

In

years

of

strong

financial

performance,

this

prevents

excessive

compensation

and
results in an increased proportion of profit before performance awards being available for distribution to shareholders or
growing the Group’s capital.

In years where performance declines

,

the performance award pool will generally

decrease;
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
workforce

location.

For

each

functional

area,

quantitative

and

qualitative

assessments

evaluate

service

quality,

risk
management and financial achievements.

Our decisions

regarding the

total Group

performance award

pool also

balance consideration

of financial

performance
with a range of factors, including the impact

of litigation, regulatory costs, the effect

of changes in financial accounting
standards, capital returns and relative total shareholder return.
For 2024, the performance

award pool was determined

by applying our usual approach

described above. Our decision-
making reflects the progress and complexity of the economic and cultural integration and supports the creation of long-
term value in the combined firm for our shareholders.

Sustainability

and

diversity

are

well

embedded

into

the

culture

of

our

organization

and

our

employee

base

across

all
levels.

These

topics,

including

serving

our

clients’

needs,

delivering

on

our

reporting

requirements

and

supporting

an
inclusive workplace

based on

meritocracy where

all employees

can be

successful and

thrive, continue

to be

a priority.
Considering our standing in these areas over the

last several years,

for 2024 these had no

impact in our decision-making.
Before making its final proposal

to the BoD, the Compensation Committee

considers the Group CEO’s proposals and

can
apply a positive or negative adjustment to the performance

award pool.

›
Refer to “2024 Group performance outcomes” in the “Group

compensation” section of this report
›
Refer to the “Group performance” section of this report for

more information about our results

Advisory vote |

Corporate governance and compensation

| Compensation

211

Advisory vote |

Corporate governance and compensation

| Compensation

212
Compensation for GEB members
GEB compensation framework
In 2024,

the Compensation

Committee

reviewed

the Group

Executive

Board (the

GEB)

compensation framework

and
concluded

that

it

remains

well

suited

to

support

the

alignment

of

compensation

with

the

execution

of

our

strategy,
sustainable performance and

the delivery

of our integration

goals. The

chart below illustrates

the compensation

elements,
pay mix

and key

features

for GEB

members. Of

the annual

performance award,

20% is

paid in

the form

of cash

and
80% is deferred over a period of five years, with

50% of the annual performance awards granted

under the Long-Term
Incentive Plan (the LTIP)

and 30% under the Deferred Contingent Capital Plan

(the DCCP).
To

comply

with

regulatory

requirements,

performance

awards

to

GEB

members

who

are

UK

Senior

Management
Functions (SMFs) are

subject to longer

deferral, blocking and

clawback periods. The

deferral period is

seven years, with
the deferred performance awards vesting no faster than pro

rata from years 3 to 7. Such

awards are also subject to a 12-
month post-vesting blocking period. The clawback policy for SMFs permits clawback for up to 10 years from the date of
granting a performance award (applicable if an

individual is subject to an investigation at

the end of the initial

seven-year
clawback period).
Effective 1 January 2024, we

removed role-based allowances (RBAs) for

GEB SMFs,

which aligns their fixed

compensation
with

other

GEB

members.

Considering

the

RBA

elimination

and

the

longer

deferral,

blocking

and

clawback

periods
applicable to SMFs, as well

as the regulatory requirement to deliver half

of cash awards in the

form of vested but blocked
shares, we have

amended the framework

for GEB SMFs

to more closely

align to the

overall GEB framework.

GEB SMFs
receive

50%

of

their

performance

award

in

equity,

split

between

vested

but

blocked

shares

(subject

to

a

12-month
blocking period) and the LTIP, 20% in upfront cash and 30% in DCCP.
›
Refer to “Our deferred compensation plans” in the “Group compensation”

section of this report for more information
›
Refer to the “Group compensation” section of this report for more information
›
Refer to “Regulated staff”

in the “Supplemental information” section of

this report for more information

Advisory vote |

Corporate governance and compensation

| Compensation

213
Pay-for-performance safeguards for GEB members
Performance

award caps
–
Cap on the total GEB performance award pool

(2.5% of profit before tax)
1
–
Caps on individual performance awards for all GEB

members,

including the Group CEO, of seven times their

annual fixed
compensation rate
– Cap of 20% of performance award in cash
Delivery and

deferral
– 80% of performance awards are at risk of forfeiture
–
Long-term deferral over five years (or longer

for certain regulated GEB members)
– Alignment with shareholders (through the LTIP) and bondholders (through the DCCP)
–
Final payout of equity-based / LTIP awards subject to absolute and relative performance conditions (three-year performance period)
Contract
terms
– No severance terms
– Notice period between six and twelve months
Other
safeguards
– Share ownership requirements
– No hedging allowed
–
GEB variable compensation subject to clawback

in line with US regulatory requirements
1

The Compensation Committee may consider adjustments to profit for items that are not reflective of underlying performance including integration items.
In

2023,

we

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
GEB share ownership requirements
To

align the interests of GEB

members with those of our shareholders

and to demonstrate personal commitment

to the
firm, we require

all GEB members

including the Group

CEO to hold a

substantial number of

UBS shares. GEB

members
must reach their minimum shareholding requirements

within five years from their appointment and retain

it throughout
their tenure. The total number of UBS shares held by a GEB member consists of any vested or unvested shares, including privately held shares. At the end of 2024, all GEB members

met their share ownership requirements,

except for some of
those appointed within the last four years, who still have

time to build up and meet the required

share ownership.
As of 31 December 2024, our GEB members held shares

with an aggregate value of approximately

USD 415m.

Share ownership requirements
Group CEO min. 1,000,000 shares
Must be built up within five years from their appointment

and retained throughout
their tenure
Other GEB members min. 500,000 shares
GEB base salary
Each GEB member

receives a fixed

base salary, which

is reviewed

annually by the

Compensation Committee.

The 2024
annual base salary for the Group CEO role was CHF 2.5m

and has remained unchanged since 2011.
Over the

course of

2024,

two GEB

members

held a

UK SMF

role for

one of

our

UK entities,

and two

additional

GEB
members were identified as a

UK-regulated Material Risk Takers

(MRTs). Effective 1 January 2024, we

removed RBAs for
GEB SMFs and GEB MRTs, which aligns their fixed compensation with other GEB members.
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

Advisory vote |

Corporate governance and compensation

| Compensation

214
Caps on the GEB performance award pool
The size of the

GEB performance award pool

may not exceed 2.5%

of the Group’s profit

before tax. This limits

the overall
GEB compensation based

on the firm’s profitability.

For 2024, the

total GEB performance

award pool was

CHF 114.2m
and below the 2.5% cap.
In

line

with

the

individual

compensation

caps

on

the

proportion

of

fixed

pay

to

variable

pay

for

all

GEB

members
(introduced in 2013), granted performance awards (at communicated value)

of GEB members (including the Group CEO)
are capped at

seven times their

annual fixed compensation

rate. Where the

annual fixed compensation

rate (i.e. salary)
is delivered

in

currencies

other

than

the

Swiss

franc,

the

maximum

total

compensation

is

aligned

to

the

Swiss

franc-
determined GEB members. To

the extent that local

regulatory requirements on compensation

caps apply, we will

consider
equivalent

ratios

to

comply

with

the

respective

regulatory

regime.

For

2024,

performance

awards

(at

communicated
value) granted

to all

GEB members

including the

Group CEO

were, on

average, 4.5

times their

fixed compensation

(in
Swiss franc terms, excluding one-time replacement awards, benefits and contributions to retirement plans).
›
Refer to “Performance award pool funding”

in the “Compensation philosophy and governance”

section of this report for more
information
GEB employment contracts
GEB members’

employment contracts

do not

include severance

terms and

are subject

to a

six-to-twelve-month notice
period. A GEB member leaving UBS before

the end of a performance year may be considered

for a performance award.
Such awards are subject to approval by the Board of Directors (the BoD), and ultimately by the shareholders at the AGM.
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

group composition.
The table below presents the composition of our peer group as approved by the Compensation Committee for the 2024 performance year.
Bank of America HSBC
Barclays JPMorgan Chase
BlackRock Julius Baer
BNP Paribas Morgan Stanley
Citigroup Standard Chartered
Deutsche Bank State Street
Goldman Sachs

Advisory vote |

Corporate governance and compensation

| Compensation

215
GEB performance assessments
We assess each GEB member’s performance against a set of financial targets, non-financial objectives and Behaviors. For
2024, the

non-financial objectives

continue to

be assessed

predominantly

based on

achievements

relative to

concrete
quantitative and measurable key

performance indicators and are focused on

delivering integration- and strategy-related
initiatives,

client

centricity,

risk

and

regulatory,

environmental

and

sustainability,

and

people-

and

governance-related
objectives. This approach continues to foster a focus

on GEB priorities, including delivering the integration objectives

and
the success of the Group, and promotes strong individual accountability.
Sustainability

and

diversity

are

well

embedded

into

the

culture

of

our

organization

and

our

employee

base

across

all
levels.

These

topics,

including

serving

our

clients’

needs,

delivering

on

our

reporting

requirements

and

supporting

an
inclusive workplace

based on

meritocracy where

all employees

can be

successful and

thrive, continue

to be

a priority.
Considering our standing in these areas over the last several years, in 2024 these had no impact in our decision-making.
In 2024,

we

enhanced

our

objective

setting

and performance

assessment

approach

by

leveraging

generative

artificial
intelligence in the summarization of concrete performance measures.

This enhancement contributed toward a consistent
and fact-based

initial assessment,

which was

then robustly

reviewed by

management and

the BoD

to ensure

accuracy
and contextualize results.
The Compensation Committee exercises its judgment with respect to the performance achieved relative to the prior year,
our

strategic

plan

and

our

competitors,

and

considers

the

Group

CEO’s

proposals.

The

Compensation

Committee’s
proposals are subject to approval by the BoD.
For the

Group CEO,

a similar

process is

followed by

the Compensation

Committee, and

then the

full BoD,

except that
the proposal comes from the Chairman of the BoD.

Advisory vote |

Corporate governance and compensation

| Compensation

216
Overview of performance assessment measures
We

apply

a

range

of

quantitative

measures

to

assess

GEB

member

performance

against

financial

and

non-financial
objectives, while

Behaviors are assessed

qualitatively. For 2024 the

financial measures were

expanded to

include divisional
and functional measures, as applicable. The table below provides a summary of the main metrics and measures used for
2024.
Financial measures
(60%)
– Group profit before tax
– Group cost / income ratio
– Group return on CET1 capital
– Divisional and functional measures (30%, as applicable)
Non-
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
Sustainability
–
Supporting clients’ activities related to the environment

and sustainability
–
Management of required external sustainability

reporting, including consideration of investor feedback
People and Governance – People development, mobility, turnover and succession plan metrics
–
Employee listening / sentiment results and feedback

on engagement and culture
Behaviors
(10%)
Accountability with integrity
Qualitative assessment
against expected
Behaviors:
– Responsible for what they say and do
– Takes ownership and makes things happen
–
Steps up and acts when something is

not right
Collaboration – Trusts others and helps them to be successful
– Delivers One UBS, together with their colleagues
– Fosters an inclusive and equitable work environment
Innovation –
Challenges perspectives and looks at every

opportunity to improve
– Actively seeks and provides feedback
– Learns from every success and failure
Performance assessment categories
The performance

of non-financial

objectives and

Behaviors is

assessed against

three performance

categories, Excellent
contribution / Exemplary behavior, Good contribution / Expected behavior, and Needs focus, relative to

defined measures
and

outcomes.

The

achievement

level

for

each

measure

results

in

a

cumulative

assessment

score

for

non-financial
objectives and Behaviors, respectively,

and cannot exceed 100%.

Advisory vote |

Corporate governance and compensation

| Compensation

217
2024 performance for the Group CEO
The

performance

award

for

the

Group

CEO

is

based

on

the

achievement

of

financial

performance

targets

and

non-
financial objectives and Behaviors, as described earlier in this section.
These objectives were set to reflect the strategic priorities determined by the Chairman and the BoD.
›
Refer to “GEB compensation framework”

in this section of this report for more information
Performance assessment for the Group CEO
The

Board

of

Directors

(the

BoD)

recognizes

Mr.

Ermotti’s

strong

and

effective

leadership

throughout

2024

and

his
continued

excellent

performance,

in

particular

with

progress

on

the

integration

of

Credit

Suisse,

delivering

a

strong
financial performance

and positioning

UBS for

long-term growth.

We completed

over 4,000

integration

milestones in
2024, including delivering on key

legal-entity integrations that unlocked benefits such

as the successful migration of

over
90% of

client

accounts

outside

of Switzerl

and onto

UBS platforms

and a

more efficient

capital

utilization.

Additional
integration milestones

achieved include

the continued

active wind-down

of Non-core

and Legacy,

where we

delivered
USD 33bn of risk-weighted asset reductions in 2024, well ahead of schedule. All of these efforts supported our ability to capture almost 60% of our targeted USD 13bn gross cost

savings as of the end of 2024.
At the same time, Mr. Ermotti successfully positioned the organization for future growth with investments in our people,
products and capabilities.

The financial

results for 2024

continued to be

marked by

the acquisition of

Credit Suisse but

outperformed UBS’s financial
plan and market expectations, with

a reported profit before tax

of USD 6.8bn and a reported

return on common equity
tier 1 (CET1)

capital of

6.7%. These

results demonstrate

our ability

to serve

clients and

the strength

of our

diversified
global franchise while delivering on our integration

milestones. The Group’s capital situation remained

very robust,

with
a CET1 ratio of 14.3%,

despite the voluntary acceleration

of the remaining transitional

capital adjustments agreed

with
the Swiss

Financial

Market

Supervisory Authority

(FINMA).

We also

continued

to execute

our capital

return plans.

We
accrued for a

USD 0.90 dividend, a

29% year-on-year

increase, to be

approved by

shareholders at the

2025 AGM. We
also completed our planned USD 1bn of share repurchases in

2024.

The BoD further recognizes Mr. Ermotti’s continued significant personal engagement with clients and his relentless drive
to focus

the

organization

on

serving clients.

This

supported

continued client

momentum,

with USD

97bn of

net

new
assets in Global Wealth Management and Group invested

assets of USD 6.1trn, up 7% year on year.
Mr. Ermotti continued to champion a strong risk

management and control culture by setting a

clear and consistent tone
from

the

top.

He

kept

the

Group

focused

on

evolving

regulatory

and

risk

requirements

and

demonstrated

strong
leadership by driving

the integration with

effective governance to

manage the associated

risks and by

steering the firm
through a challenging geopolitical environment.
Furthermore,

the

BoD

acknowledges

that

Mr.

Ermotti

successfully

recomposed

and

strengthened

the

GEB

to

meet
strategic

needs.

He

remained

an

effective

ambassador

for

the

integrated

firm,

both

internally

and

externally,

and
continued

to

successfully

drive

the

cultural

integration.

Employee

surveys

demonstrated

excellent

outcomes

with
significant

positive

feedback,

including

recommending

UBS

as

a

place

to

work,

feeling

proud

to

work

for

UBS

and
believing

in

our

strong

team

culture.

Mr.

Ermotti

also

demonstrated

a

strong

focus

on

innovation

by

accelerating
development and

adoption of

generative artificial

intelligence (gen

AI) solutions

that benefit

clients and

employees.

In
addition, he effectively navigated the firm through the evolving environmental-

and sustainability-related requirements.
The table below illustrates the assessment criteria used to evaluate the achievements of Mr. Ermotti in 2024.
Financial performance
Weight Performance
measures
2024 targets 2024 results Achieve-
ment
1
Assess-
ment
2024 commentary
20% Reported Group PbT USD 3.9bn USD 6.8bn 100% 20% – Profit before tax benefited from strong client momentum, gains in Non-core and Legacy and progress on synergy
realization.

20% Reported Group C / I
ratio
2
90.2% 84.8% 100% 20% – Strong operating leverage drove a 10-ppt year-on-year improvement in the cost / income ratio.
20%
Reported Group
RoCET1
2.6% 6.7% 100% 20% –
Return on CET1 was well above our plans

and guidance,
significantly de-risking the trajectory towards pre-acquisition profitability levels.
1

Achievement score capped at 100%.

2

For the assessment of the cost / income ratio,

the percentage change of result versus plan is subtracted from the maximum achievement level (100%).

Advisory vote |

Corporate governance and compensation

| Compensation

218
Performance assessment for the Group CEO (continued)

Non-financial performance and Behaviors
Weight Performance
measures
Achieve-
ment
Assess-
ment
2024 commentary
30%
Non-financial
objectives
(Integration and
Strategy, Clients,
Risk and
Regulatory,
Environmental
and
Sustainability,
People and
Governance)
Excellent
contribution
27.0%
The evaluation of each of the five non-financial

objectives considers quantitative metrics

that
are assessed against internal targets / plan.
–
Progressed with the integration of Credit Suisse and delivered on agreed key 2024
milestones, including legal-entity integration and

migration of over 90% of client accounts
outside of Switzerland.

–
Positioned UBS for future growth with investments in our

people, products and
capabilities. To date, captured almost 60% of our targeted USD 13bn gross cost savings.
–
Progressed strategic initiatives in key businesses and

markets laying the ground for
business and revenue growth, for example, by initiating

a comprehensive set of measures
to enhance the profitability of Global Wealth Management

Americas.

–
Strong financial results enabled UBS to maintain its robust capital position and enabled us
to voluntarily accelerate the phase-out of

the remaining transitional capital adjustments
agreed with our regulator.

–
Engaged personally with clients and continued

to focus the organization on serving clients.
–
Championed a strong risk management and control culture,

kept the Group focused on
risk remediation items.
–
Recomposed and strengthened the GEB to meet

strategic needs.
–
Further strengthened UBS’s culture at the combined firm,

as evidenced by excellent
employee feedback.
–
Effectively navigated the firm through the evolving environmental-

and sustainability-
related requirements.
10% Behaviors
(Accountability
with Integrity,
Collaboration,
Innovation)
Exemplary
behavior
10.0%
The assessment of the Behavior objectives is qualitative

and has resulted in the following
summary assessment.
–
Remained a role model for the UBS behaviors. Demonstrated

exemplary accountability as
well as drive and vision to successfully position

the firm for future growth.
–
Further strengthened collaboration throughout the organization,

effectively balanced
between delivering integration activities and

staying focused on clients.
–
Continued to challenge the organization to be

more innovative and leverage technology,
including accelerated development and adoption

of gen AI solutions, for the benefit of
clients, employees and shareholders.
Total assessment
(maximum 100%)
97.0%
The

BoD

approved

the

proposal

by

the

Compensation

Committee

to

grant

Mr.

Ermotti

a

performance

award

of
CHF 12.1m,

resulting

in

a

total

compensation

for

2024

of

CHF 14.6m

(excluding

benefits

and

contributions

to

his
retirement benefit plan).
Aligned with the GEB compensation

framework, the Group CEO’s performance award will

be delivered 20% (CHF 2.4m)
in cash and the remaining 80% (CHF 9.7m) subject to deferral and forfeiture provisions, as well as meeting performance conditions over the next five years.

Advisory vote |

Corporate governance and compensation

| Compensation

219
2024 total compensation for the GEB members
At the 2025 AGM, shareholders

will vote on the

aggregate 2024 total variable compensation for

the GEB in Swiss francs.
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
1
For the
year Base salary
Contribution
to retirement
benefit plans Benefits
2
Total fixed
compensation Cash
3
Performance
award under
LTIP
4
Performance
award under
DCCP
5
Total
variable
compensation
Total fixed
and variable
compensation
6
Total fixed
compensation
Total
variable
compensation
Total fixed

and variable
compensation
6
Highest Paid Executive (for 2024 and

for 2023 Sergio P. Ermotti, Group CEO)
2024 2,500,000 248,320 78,707 2,827,027 2,420,000 6,050,000 3,630,000 12,100,000 14,927,027 3,220,808 13,785,427 17,006,235
2023 1,875,000 186,240 84,078 2,145,317 2,450,000 6,125,000 3,675,000 12,250,000 14,395,317
Aggregate of all GEB members
7,8,9,10
2024 25,461,247 2,684,041 1,231,177 29,376,465 26,438,714 53,490,910 34,255,553 114,185,176 143,561,641 33,468,357 130,090,201 163,558,558
2023 28,677,051 2,120,421 1,238,708 32,036,180 21,398,036 54,305,166 32,583,098 108,286,300 140,322,480
1 Swiss franc

amounts have been

translated into US

dollars for reference

at the 2024

performance award currency

exchange rate of

CHF / USD

1.139291.

2 All benefits

are valued at

market price.

3 For GEB
members who are also MRTs

or SMFs, the

cash portion includes blocked

shares.

4 LTIP

awards for performance year

2024 were awarded at

a value of

50.0% of maximum which reflects

our best estimate of

the
value of the award. The

maximum number of shares is determined

by dividing the awarded amount

by the estimated value of

the award at grant, divided

by CHF 30.328 or USD 33.537, the

average closing price of
UBS shares over the last ten trading days leading up to and including the award date in February.

5 The amounts reflect the amount of the notional additional tier 1 (AT1) capital instrument excluding future notional interest.

6 Excludes the portion related to the legally required employer’s social security contributions for 2024 and 2023, which are estimated at grant at CHF 9,990,000 and CHF 7,291,554, respectively,

of which
CHF 1,333,000 and CHF 897,679, respectively, are for the highest-paid GEB member. The legally required employees’ social security contributions are included in the amounts shown in the table above, as appropriate.

7 As stated in “Group Executive Board”

in the “Corporate governance” section

of this report, 15 GEB members were

in office on 31 December 2024 and

16 GEB members were in office on 31

December 2023.

8
Includes compensation paid under employment contracts during notice periods for GEB members who stepped down during the respective years.

9 Includes compensation for newly appointed GEB members for their time in office as GEB members during the respective years.

10 For 2023, base salary may include role-based allowances in line with market practice in response to regulatory requirements. For 2024, base salary does not include role-based allowances as these have been eliminated since the UK regulatory regime with a 2:1 variable-to-fixed compensation cap is no longer in effect.
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
For the year Base salary Cash award
1
Performance
award under
equity plans
1
Performance
award under
DCCP
1
Total realized
fixed and variable

compensation
Total awarded
fixed and variable
compensation
2
2024

2,500,000

2,450,000

0

0

4,950,000

14,600,000
2023
3

1,875,000

0

0

0

1,875,000

14,125,000
1 Excludes dividend / interest payments.

2 Excludes contributions to retirement benefit plans and

benefits. Includes social security contributions

paid by Sergio Ermotti but excludes the

portion related to the legally
required social security contributions paid by UBS.

3 Includes compensation for 9 months as Sergio Ermotti joined UBS in April 2023.

Advisory vote |

Corporate governance and compensation

| Compensation

220
Group compensation
Compensation elements for all employees
All elements

of pay

are

considered

when making

our compensation

decisions.

We

regularly review

our principles

and
compensation

framework

in

order

to

remain

competitive

and

aligned

with

stakeholders’

interests.

In

2024,

our
compensation

framework

remained

broadly

unchanged.

We

will

continue

to

review

our

approach

to

salaries

and
performance

awards,

considering market

developments,

our performance

and our

commitment

to deliver

sustainable
returns to shareholders.
Base salary and role-based allowance
Employees’ fixed compensation

(e.g. base salary)

reflects their

level of skill,

role and

experience, as well

as local market
practice. Base

salaries are

usually paid

monthly

or fortnightly,

in line

with local

market

practice. We

offer

competitive
base salaries that

reflect location, function and

role. Salary increases generally consider promotions,

skill set, performance
and overall responsibility.
In addition to base salary,

and as part of fixed

compensation, some employees

may receive a role-based allowance.

This
allowance

is

a

shift

in

the

compensation

mix

between

fixed

and

variable

compensation,

not

an

increase

in

total
compensation. It

reflects the

market value

of a

specific role and

is fixed,

non-forfeitable compensation.

Unlike salary,

a
role-based allowance is

paid only if

the employee is

in a

specific role.

Similar to previous

years, 2024 role-based

allowances
consisted of a cash portion and, where applicable, a blocked

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

Fund rules, there

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

sustainable performance.

Our

mandatory

deferral

approach

applies

to

all

employees

with

regulatory-driven

deferral

requirements

or

total
compensation

greater

than

USD /

CHF 300,000.

Certain

regulated

employees,

such

as Senior

Management

Functions
(SMFs) and Material Risk Takers

(MRTs),

are subject to additional requirements (e.g. more stringent deferral requirements and additional

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
We believe

our deferral

regime has

one of

the longest

vesting periods

in the

industry.

The weighted

average

deferral
period for non-regulated employees is 4.4 years for GEB members, 3.8 years for Managing Directors (MDs)

receiving the
Long-Term

Incentive

Plan

(LTIP)

and

3.5

years

for

other

employees.

Additionally,

from

time

to

time,

we

may

utilize
alternative deferred compensation arrangements to remain

competitive in specific business areas.

Advisory vote |

Corporate governance and compensation

| Compensation

221
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

Long-Term Incentive Plan
The LTIP

granted for

2024 performance

is a mandatory

deferral plan

for GEB

members and

MDs reporting

to the

GEB
and their direct reports at MD level.
1

These senior leaders receive the equity portion of their 2024 performance award in
LTIP

to support delivering

on our ambitious

integration goals and

business / financial

targets. This further

mitigates the
need for a distinct integration award typical

for a transaction of this

nature. For the 2024 performance year, we awarded
the LTIP

to 19 GEB members and 934 MDs in office during 2024, at a communicated value of 50% of the maximum, to
further align the maximum opportunity to exceed the stretching nature of our financial ambitions.
The

performance

metrics

of

the

share-based

LTIP

awards

are

average

reported

return

on

CET1

capital

(RoCET1)

and
relative total shareholder

return (rTSR)

over a three-year

performance period

starting on 1 January

in the year

of grant.
Performance outcomes and actual payout levels will be disclosed at the end of the performance period.
For the 2024 LTIP

granted in 2025, we

have increased the performance range of

the three-year average reported RoCET1
metric (50% weighting) to

a new range of

7.5%–14% from the previous

5%–10%. This adjustment reflects

the progress
of

our

ambitious

integration

objectives,

as

well

as

the

evolving

return

ambitions

and

financial

targets

over

the

cycle,
ensuring that

the incentive

structure of

our LTIP

is more

closely aligned

with our

long-term objectives

and shareholder
interests:
– the maximum reported RoCET1 of 14% corresponds with a 100% payout and represents the upper end of our target range;
–
the minimum reported

RoCET1 of 7.5%

corresponds with a

33% payout aligned

with sustainable results

in the context
of the integration, there is zero payout if RoCET1 is below

7.5%; and
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

–
there is zero payout if rTSR is more than 25 percentage

points below the index; and
–
the linear payout between the threshold and maximum levels further supports appropriate risk-taking
This

G-SIB

index

is

independently

determined

by

the

Financial

Stability

Board

(excluding

the

UBS

Group),

our

index
includes

all

publicly

traded

G-SIBs

and

reflects

companies

with

a

comparable

risk

profile

and

impact

on

the

global
economy. The

index is

equally weighted,

calculated in

Swiss francs

and maintained

by an

independent index

provider,
ensuring independence of the TSR calculation.
1
Includes senior managers who received

LTIP awards

for the 2023 performance

year and who are

no longer reporting to

the GEB or their

direct reports at MD

level, excludes MDs in

Asset Management Investment
Areas who receive the Fund Ownership Plan (FOP) instead of the LTIP.

Advisory vote |

Corporate governance and compensation

| Compensation

222
G-SIBs that are listed companies
1
Agricultural Bank of China Goldman Sachs Santander
Bank of America Groupe Crédit Agricole Société Générale
Bank of China HSBC Standard Chartered
Bank of Communications ICBC State Street
Bank of New York Mellon ING Sumitomo Mitsui FG
Barclays JPMorgan Chase Toronto-Dominion
BNP Paribas Mitsubishi UFJ FG Wells Fargo
China Construction Bank Mizuho FG
Citigroup Morgan Stanley
Deutsche Bank Royal Bank of Canada
1

As of November 2024. Excludes the UBS Group.
Dividend equivalents (granted where

applicable regulation permits) are

subject to the same terms

as the underlying LTIP
award.
LTIP awards

reflect the

long-term focus

of our

compensation framework.

The final

number of

shares as

determined at
the end

of the

three-year performance

period will

vest in

three equal

installments in

each of

the three

years following
the performance period for

GEB members (i.e. years

3, 4 and 5 after

grant) and will cliff-vest

for other award recipients
after the performance period (i.e. year 3 after

grant),

although longer deferral periods may apply for

regulated GEB and
other regulated employees.
LTIP payout illustration
– The final number of notional
shares vesting will vary based on
the achievement versus the
performance metrics.
– Linear payout between threshold
and maximum performance.
– Achievement levels are a
percentage of the maximum
opportunity of the LTIP and cannot
exceed 100%.
– Full forfeiture for performance
below the predefined threshold
levels.
– UK Senior Management Function
holders (SMFs) and UK Material
Risk Takers (UK MRTs)

are subject
to an additional non-financial
metric based on a conduct
assessment with a potential
downward adjustment of up to
100% of the entire award.
Performance metric: average RoCET1 (50% of award)
Below threshold (<7.5%)
Threshold (7.5%) up to
maximum (<14%)
Maximum and above (>14%)
Full forfeiture
(payout 0%)
Partial vest
(payout between 33% and <100%)
Full vest
(payout 100%)
Performance metric
: rTSR vs G-SIBs index (50% of award)
Below threshold (<–25 ppts)
Threshold (–25 ppts) up to

maximum (<+25 ppts)
Maximum and above (>+25 ppts)
Full forfeiture
(payout 0%)
Partial vest
(payout between 33% and <100%)
Full vest
(payout 100%)
Performance achievement of the 2021 LTIP granted

in 2022
The 2021 LTIP was

granted in 2022 (for

2021 performance) at

a fair value of

67.7% of a maximum

of 100%. The final
performance

achieved is

93.33% of

a maximum

of 100%.

This achievement

reflects the

outcome of

the two

equally
weighted performance metrics,

RoCET1 and rTSR,

both measured over

the three-year performance period

from 1 January
2022 to 31 December 2024. The achievement

level of this 2021 LTIP award (granted in 2022)

applies to 13 current GEB
members and 99 other plan participants.
We achieved a three-year average

RoCET1 performance of 17.44% against

the performance range of 8%

to 18%, and
an rTSR performance of +17.85 percentage points versus

the index of listed G SIBs.
As

explained

in

the

key

compensation

themes

section

of

this

report,

the

Compensation

Committee

made

certain
adjustments to the reported 2023 and 2024 RoCET1 outcomes to determine the 2021 LTIP achievement level. As noted, if the Compensation Committee had not made these adjustments but applied reported RoCET1 results, the achievement
level would have been 100%.
For GEB members, the first of the three

equal installments of the 2021 LTIP vests on

17 March 2025,

and the second and
third installments will vest

in March 2026 and

2027; while for

selected senior management,

the 2021 LTIP cliff

vests on
17 March 2025 (later dates may apply for regulated employees).

Advisory vote |

Corporate governance and compensation

| Compensation

223
Equity Ownership Plan / Fund Ownership Plan
The

Equity

Ownership

Plan

(the

EOP)

is

the

deferred

compensation

plan

for

employees

that

are

subject

to

deferral
requirements

but

do

not

receive

LTIP

awards.

For

the

2024

performance

year,

we

granted

EOP

awards

to

4,123
employees.

Delivering sustainable results

is a

key objective for

UBS. Our EOP

creates a direct

link with

shareholder returns as

a notional
equity award

and has

no upward

leverage.

This approach

promotes growth

and sustainable

performance.

EOP awards
generally vest over three years.

In place

of EOP,

359 employees

in investment

areas within

Asset Management

receive notional

funds under

the Fund
Ownership

Plan

(the

FOP),

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
Generally,

all

employees

subject

to

deferral

requirements

receive

DCCP

awards.

For

the

2024

performance

year,

we
granted DCCP awards to 5,359 employees.
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

in 2025

was

2.7%

for

awards

denominated

in

Swiss
francs and 7.05% for

awards denominated in

US dollars. These

interest rates are

based on the current

market rates for
similar AT1 capital instruments issued by the UBS Group.
Awards are forfeited if

a viability event occurs

(i.e. if FINMA notifies

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
Over

the

last

five

years,

USD 2.07bn

of

DCCP

awards

have

been

issued.

DCCP

contributes

to

the

Group’s

total

loss-
absorbing capacity (TLAC). Therefore, DCCP

awards not only support competitive pay but

also provide a loss absorption
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
1
USD m, except where indicated 31.12.24 31.12.23
Deferred Contingent Capital Plan (DCCP), eligible

as high-trigger loss-absorbing additional

tier 1 capital
2,044 1,935
DCCP contribution to the total loss-absorbing capacity

ratio (%)
0.4 0.4
1 Refer to “Bondholder information” at ubs.com/investors for more information about the capital instruments of UBS Group

AG and UBS AG both on a consolidated and a standalone basis.

Advisory vote |

Corporate governance and compensation

| Compensation

224
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

Conversely, to attract

external top talent,

market practice dictates

that we consider

replacing their forfeited

compensation
from their

prior employer.

In select

situations and

based on

careful consideration,

we replace

the lost compensation

of
senior hires. The replacement

awards are subject to

UBS’s harmful acts provisions.

Their value is subject

to independent
review as part of the “Report of the statutory auditor on

the compensation report” to support the like-for-like

nature of
the replacement and to confirm that these awards do not

represent sign-on payments (i.e. there are no golden hellos).
Based on a

thorough review of

available documentation, we aim

to mirror the

type, conditions and

timing of the

forfeited
compensation,

based

on

actual

facts

and

circumstances.

Replacement

awards

can

include

cash

payments

and

/

or
deferred awards,

including EOP share

awards and DCCP

awards. Where payments

are made in

cash, there is typically

a
clawback period if

the employee leaves

UBS voluntarily within

12 months of the

start of employment.

The replacement
awards do not exceed the

commercial or fair value

of the compensation actually

forfeited by the individual

and, in case
of GEB

members, are

disclosed transparently.

The total

2024 forfeitures

of USD 256m

of previously

awarded deferred
compensation offset the 2024 total sign-on payments, replacement payments and guarantees of USD 144m.
Sign-on payments, replacement payments, guarantees and severance payments
Total 2024
of which: non-deferred
cash
of which: deferred
compensation
awards Total 2023 Number of beneficiaries
USD m, except where indicated 2024 2023
Total sign-on payments
1

0

0

0

0

0

0
of which: Key Risk Takers
2

0

0

0

0

0

0
Total replacement payments
3

108

17

92

145

244

422
of which: Key Risk Takers
2

30

4

25

65

10

34
Total guarantees
4

36

17

19

71

21

39
of which: Key Risk Takers
2

21

9

12

51

4

15
Total severance payments
1,5

735

735

0

485

5,696

4,389
of which: Key Risk Takers
2

5

5

0

7

21

34
1 GEB members are

not eligible for sign-on

or severance payments.

Sign-on awards exclude

one-time payments for

junior associate hires into

the Investment Bank. Including

these, the total

sign-on payments are
USD 1m for 2024 and USD 4m for 2023. All one-time payments for junior associate hires are subject to a 12-month clawback condition.

2 Expenses for Key Risk Takers are full-year

amounts for individuals in office
on 31 December 2024. Key Risk Takers as defined by UBS, including all employees with a total compensation exceeding USD / CHF 2.5m (highly paid employees).

3 No GEB member received a replacement payment
in 2024 and 2023. Total

amounts include awards granted

to employees hired late in

the year to replace performance

awards that they would

have earned at their previous

employers, but have foregone

by joining
UBS.

4 No GEB member received a guarantee in 2024 or 2023.

5 Includes legally obligated and standard severance payments,

as well as payments in lieu of notice.

Advisory vote |

Corporate governance and compensation

| Compensation

225
Forfeitures
1
Total 2024 Total 2023
USD m, except where indicated
Total forfeitures

256

1,903
of which: former GEB members

0

0
of which: Key Risk Takers
2

2

293
1 For notional share awards,

forfeitures are calculated as units forfeited

during the year,

valued at the share price on

31 December 2024 (USD 30.32)

for 2024. The 2023 data

is valued using the share

price on 29
December 2023 (USD 30.90) except for CS Legacy Awards. For LTIP the forfeited units reflect the fair value awarded at grant. For the notional funds awarded to Asset Management employees under the AM EOP/FOP in 2024 and 2023, and CS

Legacy notional funds for 2024,

this represents the fair value

at the time of the employee

forfeiture. The

CS Legacy 2023 data, both

for notional share and fund

awards, were calculated
using value at grant and included

the explicit adjustments resulting from the cancellation

and reduction order issued by the Federal

Department of Finance (FDF) of Switzerland. For

the DCCP,

the fair value at grant
of the forfeited

awards during

the year is

reflected. All

values shown

exclude DCCP interest

and CCA

coupon forfeitures.

Value also

excludes the

forfeited CS

Legacy Plan Strategic

Delivery Plan Uplift.

Numbers
presented may differ from the effect on the

income statement in accordance with IFRS.

2 Key Risk Takers

as defined by UBS, including all employees

with a total compensation exceeding USD /

CHF 2.5m (Highly
Paid Employees) and excluding former GEB members who forfeited awards in 2024 or 2023.
Employee share ownership
Employee share

ownership is

encouraged and,

in addition

to our mandatory

deferred share-based

compensation plans
LTIP and

EOP,

made

possible

through

our Equity

Plus

Plan

(EPP).

The

EPP

is our

employee

share

purchase

program.

It
allows

employees

up

to

Executive

Director

level

to

voluntarily

invest

up

to

30%

of

their

base

salary

and / or

regular
commission payments to

purchase UBS shares.

In addition (where

offered), eligible

employees can invest

up to 35%

of
their performance award under the program. Participation

in the program is capped at USD / CHF 20,000 annually.

Eligible employees may

purchase UBS

shares at market

price and receive,

at no additional

cost, one additional

notional
share

for

every

three

shares

purchased

through

the

program.

Additional

shares

vest

after

a

maximum of

three

years,
provided the employee remains employed by UBS and has retained the purchased shares throughout the holding period.
On

31

December

2024,

employees

held

at

least

USD 7.1bn

of

UBS

shares

(of

which

approximately

USD 4.8bn

were
unvested), representing approximately

6.8% of our total

shares issued. These figures

are based on known

shareholding
information from employee

participation plans, personal

holdings with UBS and

selected individual retirement

plans. At
the end of 2024, at least 26% of all employees held UBS

shares through the firm’s employee share participation

plans.
›
Refer to “Note 27 Employee benefits: variable

compensation” in the “Consolidated financial statements”

section of this report for
more information
Compensation for US financial advisors in Global Wealth

Management
In line with market practice for US wealth management businesses, the compensation for US financial advisors in Global
Wealth Management consists

of cash compensation, determined

using a formulaic approach

based on production, and
deferred awards. The

compensation approach for

US financial advisors is set

in the context of local

market practice and
is regularly reviewed for competitiveness

by the Compensation Committee.
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

clients.
Financial advisors may

also be granted

deferred awards. These amounts

generally vest over

a six-year period.

The deferred
awards

may take into account the overall percentage rate

and production, as previously outlined.
Cash compensation and deferred awards may be reduced for,

among other things, errors, negligence or carelessness, or
failure to

comply with

the firm’s

rules, standards,

practices and

/ or

policies, and

/ or

applicable laws

and regulations.
Similar as with our deferred compensation plans,

any cash compensation or deferred awards for US financial advisors are
subject to harmful acts provisions.
Financial

advisors

may

also

participate

in additional

programs

to

support

promoting

and developing

their

business

or
supporting the transition of client relationships where

appropriate.

Advisory vote |

Corporate governance and compensation

| Compensation

226
2024 Group performance outcomes
Performance

awards granted

for the 2024

performance year

The “Variable

compensation” table

below shows

the amount

of variable

compensation awarded

to employees

for the
2024 performance year, together with

the number

of beneficiaries for

each type of

award granted. In

the case

of deferred
awards,

the

final

amount

paid

to

an

employee

depends

on

performance

conditions

and

consideration

of

relevant
forfeiture

provisions.

The deferred

share

award

amount is

based on

the market

value of

these awards

on the

date of
grant.

Variable compensation
Expenses recognized
in the IFRS
Accounting
Standards income
statement
Expenses deferred to
future periods
1
Adjustments
1
Total Number of beneficiaries
2
USD m, except where indicated 2024 2023 2024 2023 2024 2023 2024 2023 2024 2023
Non-deferred cash

3,290

2,859

0

0

2

333
3

3,292

3,192

94,086

97,265
Deferred compensation awards

563

523

813

777

30

27

1,406

1,327

5,517

5,489
of which: Equity Ownership Plan

180

155

280

263

42
4

33
4

501

452

4,228

4,177
of which: Deferred Contingent Capital Plan

197

180

336

312

0

0

533

493

5,378

5,448
of which: Long-Term Incentive Plan

161

164

166

160

(12)
5

(6)
5

314

318

948

954
of which: Fund Ownership Plan

26

24

32

41

0

0

58

65

360

371
Variable compensation – performance award pool

3,853

3,382

813

777

32

360

4,698

4,519

94,105

97,290
Variable compensation – financial advisors
6

4,485

3,761

1,028

1,236

0

0

5,512

4,997

5,812

5,804
Variable compensation – other
7

539

784

229

384

(175)
8

(190)
8

593

978
Total variable compensation

8,876

7,927

2,070

2,398

(143)

170

10,803

10,495
1 Estimates as of 31 December 2024 and 2023. Actual amounts to be expensed in future periods may vary; e.g. due to forfeiture

of awards.

2 Excludes number of beneficiaries who received awards that form part of Variable compensation – other.

3 Includes the 2023 cash bonus liability recognized as of the date of the acquisition of Credit Suisse, of USD 351m, relating to pre-acquisition service as well as currency translation
adjustments.

4 Represents estimated post-vesting transfer restriction and permanent forfeiture discounts.

5 Net adjustments for LTIP are USD -12m (2023: USD -6m) and include the estimated amounts for (i) the
difference of USD -66m (2023:

USD -53m) between the

IFRS 2 expense and

the communicated value

included in the performance

award pool, and

(ii) the post-vesting transfer

restriction and permanent

forfeiture
discounts of USD 54m (2023: USD 47m).

6 Financial advisor compensation consists of cash

compensation, determined using a formulaic approach based

on production, and deferred awards. It also includes

expenses
related to compensation commitments with financial advisors

entered into at the time of recruitment that

are subject to vesting requirements.

7 Consists of retention awards granted

to Credit Suisse employees to
support the completion of the transaction and

the early phase of the integration, replacement

payments, forfeiture credits, severance

payments, retention plan payments and

interest expense related to the Deferred
Contingent Capital

Plan.

8 Included

in expenses

deferred to

future periods

is an

amount of

USD 175m (2023:

USD 190m) in

interest expense

related to

the Deferred

Contingent Capital

Plan. As

the amount
recognized as performance award represents the present value of the award at the date it is granted to the employee, this amount is excluded.
2024 performance award pool and expenses
The performance

award pool,

which includes

performance-based variable

awards for

2024, was

USD 4.7bn, reflecting
an increase of

4% compared with

2023. Performance award expenses

for 2024 increased

to USD 4.5bn, reflecting higher
performance

award

expenses

accrued

in

the

performance

year

mainly

driven

by

the

consolidation

of

Credit

Suisse
expenses for the full

period. The “Performance award pool

and expenses” table below compares

the performance award
pool with performance award expenses.
Performance award pool and expenses
USD m, except where indicated 2024 2023 % change
Performance award pool
1

4,698

4,519

4
of which: expenses deferred to future periods and adjustments
2,3

845

1,137

(26)
Performance award expenses accrued in the performance year

3,853

3,382

14
Performance award expenses related to prior performance years

603

604

0
Total performance award expenses recognized for the year
4

4,456

3,986

12
1 Excluding employer-paid taxes and

social security.

2 Estimate as of the end of the performance

year. Actual amounts

expensed in future periods

may vary, e.g.

due to forfeiture of awards.

3 Refer to details in
the preceding "Variable

compensation" table

for more

information.

4 Refer to

“Note 27 Employee

benefits: variable

compensation” in

the “Consolidated

financial statements”

section of

this report

for more
information.

Advisory vote |

Corporate governance and compensation

| Compensation

227
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
with

shareholders

and

stakeholders,

including

clients,

government

officials,

regulators

and

public

organizations.

The
Chairman works closely with the

Group CEO and other GEB members,

providing advice and support when

appropriate,
and

continues

to

strengthen

and

promote

our

culture

through

the

three

keys

to

success:

our
Pillars,

Principles

and
Behaviors.
As an independent

director, the Chairman’s

total compensation for

the period from

Annual General Meeting

(AGM) to
AGM consists of a

fixed fee without any variable

component, which is delivered 50%

in cash and 50%

in shares (blocked
for four years). For the current period, from the 2024 AGM to the 2025

AGM, his fixed fee was CHF 5.5m and consisted
of a cash payment of CHF 2.75m

and a share component of CHF 2.75m, consisting of

90,675 UBS shares at CHF 30.328
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

was

critical

to

providing

strong

governance

and

oversight

of

the

subsidiary,

in

a
manner consistent and in compliance with UBS Group AG governance principles,

and also to facilitate the integration of
Credit Suisse AG

into UBS. Mr.

Gähwiler held this

mandate until the

completion of the legal

merger of UBS

AG and Credit
Suisse AG on 31 May 2024.
The Vice Chairman’s total

compensation for his

services in the UBS

Group AG Board

for the period from

AGM to AGM
consists of a fixed

fee without any variable

component, which is delivered

50% in cash and

50% in shares (blocked

for
four years). For

the current period,

from the 2024

AGM to the

2025 AGM, his

fixed fee was

CHF 1.5m, excluding benefits
and pension

fund contributions.

The fixed

fee consisted

of a

cash payment

of CHF 0.75m

and a

share component

of
CHF 0.75m, consisting of 24,729 UBS shares at CHF 30.328 per share.
As a non-independent director,

Mr. Gähwiler is entitled

to pension fund contributions

and benefits. Including

these, his
total reward for his service as Vice Chairman for the current period was CHF 1,869,051.
Serving

in a

subsidiary

board

continued

to be

a

substantial

increase

in the

scope,

responsibility

and complexity

of his
mandate and was critical to supporting the integration. Therefore, Mr. Gähwiler is entitled to receive an additional board
member fee for his role as

Chairman of Credit Suisse AG,

which consists of a fixed fee

without any variable component
and is delivered

100% in cash.

For the current

period, from the

2024 AGM to

the date of

the completion of

the legal-
entity merger between Credit Suisse AG and UBS AG, his pro-rated total fee for his services as chairman of the board of
Credit Suisse AG was CHF 250,000.
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

AGM 2025

Remuneration framework for UBS Group AG BoD members

CHF	2024 AGM to 2025 AGM	
Annual fixed fees[1]		
Chairman	5,500,000	
Vice Chairman	1,500,000	
Fees for other BoD members[2]		
Fixed base fee	300,000	
Senior Independent Director	150,000	
	Chair	**Member**
Audit Committee	300,000	200,000
Compensation Committee	200,000	100,000
Governance and Nominating Committee		100,000
Corporate Culture and Responsibility Committee		50,000
Risk Committee	350,000	200,000

Pay mix
Delivery
Blocked shares
50%
Cash
50%
AGM-to-AGM period
grant year
year 1
year 2
year 3
year 4

Advisory vote |

Corporate governance and compensation

| Compensation

228
Other BoD members
Other BoD members receive fixed

base fees for their services

on the BoD and its committees.

These fees are unchanged
from the last AGM-to-AGM period. BoD members

do not receive performance awards,

severance payments, benefits or
pension contributions (the benefit eligibility of the Chairman and that of the Vice Chairman are described above).
BoD members

other than

the Chairman

and the

Vice Chairman

receive at

minimum 50%

of their

fees in

UBS shares,
which are

blocked for

four

years, and

they may

elect to

receive up

to 100%

of their

fees in

blocked UBS

shares. The
number of shares is calculated based on the average closing price of the 10 trading days leading up to and including the grant date.
Since 2023, in order

to facilitate the

integration of Credit

Suisse into UBS, two

independent BoD members

have served
on the boards of directors of significant subsidiary

entities. UBS Group AG Board members who have additional roles on the boards of significant

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

Market Index.
The fee

structure for

the other

BoD members

is reviewed

annually based on

the Chairman’s

proposal to

the Compensation
Committee, which in turn submits a proposal to the BoD for approval. In our regular review of the BoD fee structure, we
concluded that our overall approach for BoD member

compensation remains appropriate and therefore

unchanged.
›
Refer to “Compensation Governance” in the

“Compensation philosophy and governance”

section of this report for more
information about the remuneration responsibilities of the BoD and Compensation Committee

Advisory vote |

Corporate governance and compensation

| Compensation

229
Audited |
Remuneration details and additional information for BoD members
Period 2024 AGM to 2025 AGM
CHF, except where indicated
Name, function
1
Audit Committee Compensation Committee Corporate Culture and Responsibility Committee Governance and Nominating Committee Risk
Committee
Base fee
Committee
fee(s)
Additional
payments
2
Benefits
3
Total
4
Share
percentage
5
Number of
shares
6,7
Subsidiary
entity board
fees
Total
including
subsidiary
fees

Colm Kelleher,

Chairman
8
C C

5,500,000

16,915

5,516,915

50

90,675

5,516,915
Lukas Gähwiler, Vice
Chairman
8
M M

1,500,000

369,051

1,869,051

50

24,729

250,000

2,119,051
Jeremy Anderson, Senior
Independent Director C M

300,000

400,000

150,000

850,000

50

14,013

368,755

1,218,755
Claudia Böckstiegel, member M

300,000

50,000

350,000

50

5,770

350,000
William C. Dudley, member M M

300,000

250,000

550,000

50

9,067

550,000
Patrick Firmenich, member M M

300,000

250,000

550,000

100

13,432

550,000
Fred Hu, member M M

300,000

200,000

500,000

100

12,206

500,000
Mark Hughes, member M C

300,000

400,000

700,000

50

11,540

210,607

910,607
Gail Kelly, member M

300,000

100,000

400,000

50

6,594

400,000
Nathalie Rachou, member M M

300,000

300,000

600,000

50

9,891

600,000
Julie G. Richardson, member C M

300,000

400,000

700,000

50

11,540

700,000
Jeanette Wong, member
M M

300,000

300,000

600,000

100

14,658

600,000
Aggregate of all BoD members 2024/2025 13,185,966 14,015,328
Aggregate of all BoD members 2024/2025 in USD (for reference)
9
15,022,659 15,967,544
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
8
C C

4,700,000

12,830

4,712,830

50

96,173

4,712,830
Lukas Gähwiler, Vice
Chairman
8
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
1 Twelve BoD members were

in office on 31 December 2024 and on

31 December 2023.

2 These payments are associated with

the Senior Independent Director role.

3 For the period from the

2024 AGM to the
2025 AGM, benefits

amount is an

estimate. For

the Vice Chairman,

the benefits include

the portion related to

UBS’s contribution

to the statutory

pension scheme.

4 Excludes UBS’s

portion related to

the legally
required social security contributions, which for the period from the 2024 AGM to the 2025 AGM (including the Chairman, Vice Chairman and UBS Group

AG members with a role in subsidiaries) is estimated at grant at CHF 753,000 and which for the period from the 2023 AGM to the 2024 AGM was estimated at grant at CHF 1,000,000. The legally required social security contributions paid by the independent BoD members are included in the amounts shown

in this table, as

appropriate.

5 For the Chairman

and Vice Chairman, fees

are paid 50% in cash

and 50% in blocked

UBS shares. Other BoD

members receive at minimum

50% of
their fees in UBS shares, which are blocked for four years.

6 For 2024, UBS shares were valued at CHF 30.328 (average closing price of UBS shares over the last 10 trading days leading up to and including the grant date). For 2023, UBS shares were

valued at CHF 24.435 (average closing price

of UBS shares over the

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

9 Swiss franc amounts have been translated into US dollars for reference at the 2024 performance award currency
exchange rate of CHF / USD 1.139291.
▲

Advisory vote |

Corporate governance and compensation

| Compensation

230
Supplemental information
Fixed and variable compensation for GEB

members

Fixed and variable compensation for GEB members
1,2,3
Total for 2024 Not deferred Deferred
4
Total for 2023
CHF m, except where indicated Amount % Amount % Amount % Amount
Total compensation
Amount
5

140

100

52

37

88

63

137
Number of beneficiaries

20

18
Fixed compensation
5,6

25

18

25

100

0

0

29
Cash-based

25

18

27
Equity-based

0

0

2
Variable compensation

114

82

26

23

88

77

108
Cash
7

26

19

21
Long-Term Incentive Plan (LTIP)
8

53

38

54
Deferred Contingent Capital Plan (DCCP)
8

34

25

33
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

2024,
in addition

to GEB

members, 835

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
Total for 2024 Not deferred Deferred
2
Total for 2023
3
USD m, except where indicated Amount % Amount % Amount % Amount
Total compensation
Amount

1,705

100

1,037

61

667

39

1,801
Number of beneficiaries

835

1,038
Fixed compensation
3,4

550

32

550

100

0

0

668
Cash-based

547

32

547

0

665
Equity-based

3

0

3

0

3
Variable compensation

1,155

68

488

42

667

58

1,133
Cash
5

488

29

488

479
Long-Term Incentive Plan (LTIP) / Equity Ownership
Plan (EOP) / Fund Ownership Plan (FOP)
6

401

24

401

396
Deferred Contingent Capital Plan (DCCP)
6

266

16

266

258
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

231
Deferred compensation of the GEB and KRTs
The

table

below

shows

the

current

economic

value

of

unvested

outstanding

deferred

variable

compensation

awards
subject to ex post

adjustments. For share-based plans, the economic value is

determined based on the closing share price
on 31

December

2024. For

notional funds,

it is

determined

using

the

latest

available

market

price

for

the

underlying
funds at the end of 2024, and for deferred

cash plans, it is determined based on the outstanding

amount of cash owed
to award recipients.
Deferred compensation of the GEB and KRTs
1,2,3
USD m, except where indicated
Relating to awards
for 2024
4
Relating to
awards for prior
years
5
Total
of which: exposed to
ex post explicit and /

or implicit adjustments
Total deferred
compensation
year-end 2023
Total amount of
deferred compensation
distributed in 2024
6
GEB
Deferred Contingent Capital Plan

39

146

185

100%

153

26
Equity Ownership Plan (including notional funds
and Credit Suisse legacy plans)

0

43

43

100%

57

28
Long-Term Incentive Plan

61

274

335

100%

322

92
KRTs
Deferred Contingent Capital Plan

266

920

1,186

100%

1,183

153
Equity Ownership Plan (including notional funds)

169

894

1,063

100%

1,527

479
Long-Term Incentive Plan

232

290

522

100%

393

97
Credit Suisse legacy plans

0

104

104

100%

195

54
Total GEB and KRTs

767

2,670

3,438

3,830

929
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

5 Takes into account the ex post implicit adjustments,
given the share price movements since grant. Where applicable, amounts are translated from award currency into US dollars using FX rates as of 31 December 2024. LTIP values reflect the fair value awarded at grant.

6 Valued at distribution price and FX rate for all awards distributed in 2024 (this excludes interests on DCCP).
The table below

shows the value

of actual ex

post explicit and

implicit adjustments to

outstanding deferred compensation
in the 2024 financial year for GEB members and KRTs.
Ex post adjustments

occur after

an award

has been

granted. Explicit

adjustments occur

when we

adjust compensation
by forfeiting deferred awards. Implicit adjustments are

unrelated to any action taken by the firm and occur as a result of price movements that affect the value of an award.
GEB and KRTs

ex post explicit and implicit adjustments to deferred compensation

Ex post explicit adjustments
to unvested awards
1
Ex post implicit adjustments
to unvested awards
2
USD m 31.12.24 31.12.23 31.12.24 31.12.23
GEB
Deferred Contingent Capital Plan

0

0

0

0
Equity Ownership Plan (including notional funds and

Credit Suisse legacy
plans, if applicable)

0

(1)

13

25
Long-Term Incentive Plan

0

0

94

119
KRTs
Deferred Contingent Capital Plan

(1)

(2)

0

0
Equity Ownership Plan (including notional funds)

(1)

(6)

265

530
Long-Term Incentive Plan

0

0

99

82
Credit Suisse legacy plans

(1)

(285)

22

(108)
Total GEB and KRTs

(2)

(294)

492

648
1 For notional share awards,

ex post explicit adjustments are

calculated as units forfeited during

the year,

valued at the share

price on 31 December 2024

(USD 30.32) for 2024 (which

may differ from the expense
recognized in the income statement in accordance with IFRS). The

2023 data is valued using the share price on 31 December

2023 (USD 30.9). For LTIP,

the forfeited units reflect the fair value awarded at grant.

For
the notional funds awarded to Asset Management

employees under the AM EOP/FOP in 2024 and

2023, and CS Legacy notional funds for

2024, this represents the fair value

at the time of the employee

forfeiture.
For DCCP,

the fair value at grant of

the forfeited awards during the year

is reflected. Credit Suisse legacy

plan awards (including Credit Suisse notional

fund awards) for 2023 are calculated

using value at grant and
include the

explicit adjustments

resulting from

the cancellation

and reduction

order issued

by the

Federal

Department of

Finance (FDF)

of Switzerland.

All values

shown exclude

DCCP interest

and CCA

coupon
forfeitures.

2 Ex post implicit adjustments

for UBS shares are

calculated based on the

difference between the weighted

average grant date

fair value and the

share price at year-end.

The amount for

UBS and CS
legacy notional funds is calculated using the mark-to-market change during 2024 and

2023. For the GEB members who were appointed to the

GEB during 2024, awards have been fully reflected in the

GEB categories.

Advisory vote |

Corporate governance and compensation

| Compensation

232
Material Risk Takers
For relevant EU- or

UK-regulated entities, we identify individuals who

are deemed to be Material

Risk Takers (MRTs) based
on sectorial

and /

or local

regulatory requirements,

including the

respective EU

Commission Delegated

Regulation, the
fifth iteration of

the EU Capital

Requirements Directive (CRD V)

and equivalent UK

requirements, as applicable. This

group
consists of senior management, risk takers, selected staff in control or support functions and certain highly compensated
employees. For 2024, UBS identified 1,274 MRTs in relation

to its relevant EU or UK entities.

Subject to individual

or legal-entity level

proportionality considerations, variable

compensation awarded to

MRTs is subject
to additional deferral

and other requirements.

For CRD-relevant entities,

these include a

minimum deferral rate

of 40%
or 60% (depending

on role

/ variable

compensation level)

on performance

awards and

delivery of

at least

50% of

any
upfront performance award

in UBS

shares that

are vested

but blocked

for 12

months after grant.

Deferred awards

granted
to MRTs

under UBS’s

deferred compensation

plans for

their performance

in 2024

are subject

to 6-

or 12-month

post-
vesting blocking periods and do not pay out dividends or interest during the deferral period.
Additionally, MRTs

are subject

to a

maximum ratio

between fixed

and variable

pay. Across

EU locations,

the maximum
variable to fixed compensation ratio is set to 200%, based

on approval through relevant shareholder votes.

For UK-regulated MRTs, the maximum ratio was

set by UBS taking into

account the business activities and prudential and
conduct risks

of the

relevant legal

entities. In

addition, the

maximum ratios

were set

considering the

scenario that

the
relevant legal entities might exceed their financial objectives, and to align with the ratios applicable for GEB members on a communicated value basis.
The maximum ratio for all UK-regulated MRTs was approved

by the compensation committees of the relevant entities.
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

Senior Management

Functions (SMFs

)

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

Such awards are also subject to a 12-month
post-vesting

blocking

period.

The

clawback

policy

for

SMFs

permits

clawback

for

up

to

10

years

from

the

date

of
performance award

grants (applicable if

an

individual is

subject to

an

investigation at

the end

of the

initial seven-year
clawback period).

All SMFs

are also MRTs

and, as such,

subject to

the same prohibitions

on dividend

and interest

payments.
Australian Material Risk Takers

For UBS

AG, Australia

Branch, we

identified individuals

who are

Australian Material

Risk Takers

(AUSMRTs

)

under the
new Australian Prudential

Regulation Authority Prudential Standard CPS

511 requirements, effective 1 January 2024.

The
Prudential Standard outlines that AUSMRTs

are individuals whose professional activities have a material potential impact
on the entity’s risk profile, performance and long-term soundness. Variable compensation for these individuals is subject
to additional deferral and

other requirements, which includes a minimum deferral rate

of 40%, minimum vesting periods
and harmful acts provisions.
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

approved

by

the

Chairman.

Following

a

proposal

by

the

Chairman,

total

compensation

for

the

Head

GIA is
approved by the Compensation Committee.

Advisory vote |

Corporate governance and compensation

| Compensation

233
2024 Group personnel expenses
The

number

of

personnel

employed

as

of

31 December

2024

decreased

by

4,194

to

108,648

(full-time

equivalents)
compared with 31 December 2023.
The

table

below

shows

our

total

personnel

expenses

for

2024,

including

salaries,

pension

expenses,

social

security
contributions,

variable

compensation

and

other

personnel

costs.

Variable

compensation

includes

cash

performance
awards paid in 2025 for the 2024 performance year,

amortization of unvested deferred awards granted in previous years and the cost of deferred awards

granted to employees that are eligible for

retirement in the context of the compensation
framework at the date of grant.
The performance

award pool reflects

the value of

performance awards

granted relating to

the 2024 performance

year,
including awards

that are

paid out

immediately

and those

that are

deferred.

To determine

our variable

compensation
expenses,

the

following

adjustments

are

required

in

order

to

reconcile

the

performance

award

pool

to

the

expenses
recognized in the Group’s Financial Statements prepared in accordance with IFRS Accounting Standards:
–
a reduction for

expenses deferred

to future

periods (amortization

of unvested

awards granted

in 2025 for

the 2024
performance year) and accounting adjustments; and

–
an addition for the 2024 amortization of unvested deferred

awards granted in prior years.
As a large

part of compensation

consists of deferred

awards, the

amortization of

unvested deferred

awards granted

in
prior years

forms a

significant part

of the

IFRS Accounting

Standards expenses

in both

2024 and

2025. The

expenses
related to prior performance years and total expenses recognized in 2024 include deferred compensation granted under
Credit Suisse

Group compensation

plans in

previous years,

which have

been expensed

from 2023

onward due

to the
integration of Credit Suisse into UBS.
›
Refer to “Note 7 Personnel expenses”

and “Note 27 Employee benefits: variable

compensation” in the “Consolidated financial
statements” section of this report for more information

Personnel expenses
Expenses recognized in the IFRS Accounting Standards

income statement
USD m
Related to the 2024
performance year
Related to prior
performance years

Total expenses
recognized in
2024
Total expenses
recognized in
2023
Total expenses
recognized in
2022
Salaries
1

12,178

0

12,178

10,997

7,045
Non-deferred cash

3,290

(83)

3,206

2,807

2,260
Deferred compensation awards

563

687

1,250

1,179

945
of which: Equity Ownership Plan

180

279

458

485

437
of which: Deferred Contingent Capital Plan

197

290

487

421

349
of which: Long-Term Incentive Plan

161

76

237

204

43
of which: Fund Ownership Plan

26

42

68

69

116
Variable compensation – performance awards

3,853

603

4,456

3,986

3,205
Variable compensation – financial advisors
2

4,485

808

5,293

4,549

4,508
Variable compensation – other
3

539

583

1,121

1,310

241
Total variable compensation
4

8,876

1,994

10,870

9,845

7,954
Contractors

325

0

325

334

323
Social security

1,514

109

1,622

1,473

944
Pension and other post-employment benefit plans
5

1,310

0

1,310

1,361

794
Other personnel expenses

981

32

1,013

890

621
Total personnel expenses

25,183

2,134

27,318

24,899

17,680
1 Includes role-based

allowances.

2 Financial advisor

compensation consists of

cash compensation, determined

using a formulaic

approach based on

production, and deferred

awards. It

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

234
Deferred compensation
Vesting of outstanding awards

granted in prior years subject to performance metrics

and thresholds
The tables

below show

the extent

to which

the performance

metrics and

thresholds for

awards granted

in prior

years
have been met and the related vesting in 2025.

Long-Term Incentive Plan (LTIP) 2019 (performance period 2020–2022)
Performance metrics Performance achievement
1
Vesting
Return on common equity tier 1 capital
(RoCET1) and relative Total Shareholder
Return (rTSR)
The overall achievement level is 98.0% of
the maximum opportunity (of up to
100%), based on outcomes for rTSR
(weighted 50%) and RoCET1 (weighted
50%).
–
For GEB, the first, second and third installments

vested in 2023,
2024 and 2025, respectively. As outlined in our 2019
Compensation Report, up to CHF 7.3m, or 30%,

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
Long-Term Incentive Plan (LTIP) 2020 (performance period 2021–2023)
Performance metrics Performance achievement
1
Vesting
Return on common equity tier 1 capital
(RoCET1) and relative Total Shareholder
Return (rTSR)
The overall achievement level is 92.55%
of the maximum opportunity (of up to
100%), based on outcomes for rTSR
(weighted 50%) and RoCET1 (weighted
50%).
–
For GEB, the first installment vested in 2024

and the second in
2025. The remaining tranche will vest in 2026 accordingly.
–
For other select senior management, the full

award vested in
2024.
1
As disclosed in our Compensation Report 2020, LTIP

awards for the 2020 performance year were

awarded at a value of 65.90% of maximum,

which reflected our best estimate of the fair value

of the award. The
maximum number of shares was determined

by dividing the awarded amount by

the fair value of the award

at the date of grant, divided by

CHF 13.81 or USD 15.411, the average

closing price of UBS shares over
the last ten trading days leading up to and including the grant date.
Long-Term Incentive Plan (LTIP) 2021 (performance period 2022–2024)
Performance metrics Performance achievement
1
Vesting
Return on common equity tier 1 capital
(RoCET1) and relative Total Shareholder
Return (rTSR)
The overall achievement level is 93.33%
of the maximum opportunity (of up to
100%), based on outcomes for rTSR
(weighted 50%) and RoCET1 (weighted
50%).
–
For GEB, the first installment will vest in 2025

and the remaining
tranches will vest in 2026 and 2027 accordingly.
–
For other select senior management, the full

award vests

in 2025.
1
As disclosed in our Compensation Report

2021, LTIP awards

for the 2021 performance year

were awarded at a value

of 67.7% of maximum, which

reflected our best estimate of the

fair value of the award.

The
maximum number of shares was determined by dividing the awarded amount by the fair value of the award at the date of grant, divided by CHF 19.194 or USD 20.700, the average closing price of UBS shares over
the last ten trading days leading up to and including the grant date.
›
Refer to “Performance achievement of the 2021

LTIP granted in 2022” in the “Group compensation” section of this report for more information
The

below

EOP

and

DCCP

thresholds

have

been

set

to

support

the

sustainability

of

the

organization

and

represent
minimum performance levels to retain the awards.
Equity Ownership Plan (EOP) 2019 / 2020,

EOP 2020 / 2021 and EOP 2021 / 2022
Thresholds Threshold achievement
1
Vesting
EOP 2019 / 2020:
Return on common equity tier 1 capital
(RoCET1) and divisional return on
attributed equity
The Group and divisional thresholds have
been satisfied.
2
The following installments vest in full:
–
for EOP 2019 / 2020, the third and final installment

for employees
with extended vesting periods (e.g. as required by

applicable
regulators) covered under the plan;
–
for EOP 2020 / 2021, the second installment

for employees with
extended vesting periods (e.g. as required by applicable
regulators) covered under the plan;

and
–
for EOP 2021 / 2022, the second installment

for all other
employees and the first installment for employees

with extended
vesting periods (e.g. as required by applicable regulators) covered under the plan.
EOP 2020 / 2021 and EOP 2021 / 2022:
Return on common equity tier 1 capital
(RoCET1)
The Group thresholds have been satisfied.
1

Performance may be adjusted for

disclosed items generally not representative

of underlying business performance.

2

As published in our 1Q24 results,

as of 1 January 2024, UBS

changed our equity attribution
framework which increased the equity attributed to the business divisions. The

2023 comparison period was restated accordingly. However,

given the EOP 2019 / 2020 divisional RoAE thresholds were set based on the attributed equity

framework prior to

this change on

the basis of

the financial plans

applicable at the

time (pre-CS acquisition)

adjustments to the

reported “underlying” RoAE

were applied to

account for the
change in framework and the impact of the integration. Based on the adjusted evaluations the performance thresholds were fully met and the awards for all divisions will vest at 100%.

Advisory vote |

Corporate governance and compensation

| Compensation

235
Deferred Contingent Capital Plan (DCCP) 2019

/ 2020
Thresholds Threshold achievement
1
Vesting
2
Common equity tier 1 (CET1) capital ratio,
viability event and, additionally for GEB,
Group profit before tax
The thresholds have been satisfied. – DCCP 2019 / 2020 vests in full.
1

Performance may be adjusted for disclosed items generally not representative of underlying business performance.

2

Certain regulated employees, such as Senior Management Functions (SMFs) and Material Risk
Takers (MRTs),

are subject to extended vesting periods.
Outstanding Credit Suisse Group awards granted in prior years subject to performance conditions
The tables

below show

the extent

to which

the performance

metrics and

thresholds

for awards

granted by

the Credit
Suisse Group in prior years have been met and the

related impact of the 2024 results.
As a result of the acquisition by UBS Group AG of Credit Suisse Group AG in 2023, many of the financial measurements applicable

to

legacy

Credit

Suisse

Group

awards

are

no

longer

available

or

are

not

fully

comparable

to

previous
performance periods, therefore revised

metrics have been adopted as disclosed in the Compensation

Report 2023.
Performance Share Awards (PSA) 2017/2018, 2018/2019,

2019/2020, 2020/2021, 2021/2022
Threshold Threshold achievement
1
Vesting
2
Negative adjustment if reported UBS Group AG
return on CET1 capital (RoCET1) is negative
The amended threshold has been satisfied. – No negative adjustment applied in respect of
PSAs outstanding on 31 December 2024. The
respective installments will vest in 2025.
1
Performance may be adjusted for disclosed items generally not representative of underlying business performance.

2

Certain regulated employees, such as Senior Management Functions (SMFs) and Material Risk
Takers (MRTs),

are subject to extended vesting periods.
Strategic Delivery Plan (SDP) awards 2021/2022
Threshold Threshold achievement
1
Vesting
2
Cancellation in full if reported UBS Group AG CET1
ratio is less than 7% on 31 December 2023

or
2024
The amended threshold has been satisfied. – No cancellation of SDP awards based on 2024 financial results. The awards will vest in 2025.
1
Performance may be adjusted for disclosed items generally not representative of underlying business performance.

2

Certain regulated employees, such as Senior Management Functions (SMFs) and Material Risk
Takers (MRTs),

are subject to extended vesting periods.

Advisory vote |

Corporate governance and compensation

| Compensation

236
Audited |
Share ownership / entitlements of GEB members
1
Name, function
on
31 December
Number of
unvested
shares / at
risk
2
Number of
vested shares
Total number
of shares
Potentially
conferred
voting
rights in %
Sergio Ermotti, Group Chief Executive Officer
2024

1,023,411

1,732,094

2,755,505

0.215
2023

1,218,685

1,220,864

2,439,549

0.185
George Athanasopoulos, Co-President Investment Bank
2024

468,793

203,756

672,549

0.053
2023 - - - -
Michelle Bereaux, Group Integration Officer
2024

164,063

12,824

176,887

0.014
2023

100,618

0

100,618

0.008
Christian Bluhm, former Group Chief Risk Officer
2024 - - - -
2023

715,033

51

715,084

0.054
Mike Dargan, Group Chief Operations and Technology Officer
2024

465,358

26,815

492,173

0.038
2023

408,308

56,024

464,332

0.035
Aleksandar Ivanovic, President Asset Management

2024

143,704

65,697

209,401

0.016
2023 - - - -
Suni Harford, former President Asset Management

2024 - - - -
2023

1,226,219

128,081

1,354,300

0.103
Naureen Hassan, former President UBS Americas
2024 - - - -
2023

48,861

0

48,861

0.004
Robert Karofsky, President UBS Americas and Co-President Global Wealth

Management
2024

1,139,539

424,520

1,564,059

0.122
2023

1,116,181

446,655

1,562,836

0.118
Sabine Keller-Busse, President Personal & Corporate Banking and President UBS Switzerland

2024

982,710

425,317

1,408,027

0.110
2023

998,319

460,442

1,458,761

0.111
Iqbal Khan, Co-President Global Wealth Management and President

UBS Asia Pacific
2024

1,140,180

179,433

1,319,613

0.103
2023

1,118,165

32,287

1,150,452

0.087
Edmund Koh, former President UBS Asia Pacific
2024 - - - -
2023

906,095

530,000

1,436,095

0.109
Ulrich Körner, former CEO of Credit Suisse AG
2024 - - - -
2023

314,134

15,126

329,260

0.025
Barbara Levi, Group General Counsel
2024

539,142

99,876

639,018

0.050
2023

462,894

76,075

538,969

0.041
Beatriz Martin Jimenez, Head Non-core and Legacy and

President UBS EMEA
2024

426,691

180,706

607,397

0.047
2023

381,209

81,823

463,032

0.035
Markus Ronner, Group Chief Compliance and Governance Officer
2024

613,246

4,436

617,682

0.048
2023

642,528

3,129

645,657

0.049
Stefan Seiler, Head Group Human Resources & Corporate Services
2024

299,428

91,393

390,821

0.031
2023

270,359

0

270,359

0.020
Todd Tuckner,

Group Chief Financial Officer
2024

279,344

279,647

558,991

0.044
2023

219,246

338,962

558,208

0.042
Marco Valla, Co-President Investment Bank
2024

244,051

13,847

257,898

0.020
2023 - - - -
Damian Vogel, Group Chief Risk Officer
2024

74,256

23,919

98,175

0.008
2023 - - - -
Total
2024

8,003,916

3,764,280

11,768,196

0.920
2023

10,146,854

3,389,519

13,536,373

1.026
1 Includes all vested and unvested

shares of GEB members, including those held by

related parties. No options were held in 2024 and

2023 by any GEB member or

any of its related parties. Refer to “Note

27 Employee
benefits: variable compensation” in the “Consolidated financial statements” section of this report for more information.

2 Includes shares granted under variable compensation

plans with forfeiture provisions. For
the 2019/20, 2020/21 and 2021/22 LTIP

awards, the values reflect the

final value. For all

other LTIP awards,

the values reflect the fair value awarded

at grant. The actual number

of shares vesting in the future will
be calculated under the terms of the plans. Refer to the “Group compensation” section of this report for more information about the plans.
▲
Audited |
Total

of all vested and unvested shares of GEB members
1,2
Total of which: vested of which: vesting
2025 2026 2027 2028 2029 2030
Shares on 31 December 2024

11,768,196

3,764,280

3,154,169

1,873,398

1,536,132

872,036

514,292

53,887
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

237
Audited |
Number of shares of BoD members
1
Name, function on 31 December Number of shares held Voting rights in %
Colm Kelleher, Chairman
2024

552,218

0.043
2023

456,045

0.035
Lukas Gähwiler, Vice Chairman
2 2024

385,609

0.030
2023

342,248

0.026
Jeremy Anderson, Senior Independent Director
2024

167,436

0.013
2023

140,812

0.011
Claudia Böckstiegel, member
2024

23,684

0.002
2023

16,523

0.001
William C. Dudley, member
2024

74,587

0.006
2023

80,333

0.006
Patrick Firmenich, member
2024

71,010

0.006
2023

53,405

0.004
Fred Hu, member
2024

124,370

0.010
2023

112,265

0.009
Mark Hughes, member
2024

80,239

0.006
2023

65,916

0.005
Gail Kelly, member
2024

0

0.000
2023 –
Nathalie Rachou, member
2024

58,334

0.005
2023

46,057

0.003
Julie G. Richardson, member
2024

157,946

0.012
2023

155,623

0.012
Dieter Wemmer, former member
2024 –
2023

147,251

0.011
Jeanette Wong, member
2024

133,761

0.010
2023

115,567

0.009
Total
2024

1,829,194

0.143
2023

1,732,045

0.131
1 Includes blocked

and unblocked shares

held by BoD

members, including those

held by related

parties. No

options were granted

in 2024 and

2023.

2 Includes 62,051

unvested shares granted

under variable
compensation plans with forfeiture provisions as part of Lukas Gähwiler’s compensation for his executive roles previously held at UBS.
▲
Audited |
Total

of all blocked and unblocked shares of BoD members
1
Total
of which:
unblocked
of which: blocked until
2025 2026 2027 2028
Shares on 31 December 2024

1,829,194
2

828,950

255,550

174,310

310,585

259,799
2024 2025 2026 2027
Shares on 31 December 2023

1,732,045

674,707

275,425

263,853

192,544

325,516
1 Includes shares held by related parties.

2 Includes 62,051 unvested shares granted

under variable compensation plans

with forfeiture provisions as part

of Lukas Gähwiler’s compensation

for his executive roles
previously held at UBS.
▲
Audited |
Loans granted to GEB members
Pursuant to

article 38

of the

Articles of Association

of UBS

Group AG (the

AoA), GEB

members may

be granted

loans.
Such

loans

are

made

in

the

ordinary

course

of

business

on

substantially

the

same

terms

as

those

granted

to

other
employees,

including

interest

rates

and

collateral,

and

neither

involve

more

than

the

normal

risk

of

collectability

nor
contain any other unfavorable features

for the firm. The total amount of such

loans must not exceed CHF 20m

per GEB
member.
CHF, except where indicated
1
USD
(for reference)
Name, function on 31 December Loans
2,3,4
Loans
2,3,4
Mike Dargan, Group Chief Operations and Technology Officer (highest loan in 2024) 2024

10,694,500

11,776,805
Ulrich Körner, CEO of Credit Suisse AG (highest loan in 2023) 2023

12,490,000
Aggregate of all GEB members
2024

43,547,875

47,955,007
2023

50,980,299
1 Swiss franc and US dollar amounts disclosed

represent local currency amounts translated at

the relevant year-end closing

exchange rate.

2 All loans granted are secured

loans.

3 No unused uncommitted credit
facilities in 2024. Excludes two unused uncommitted credit facilities in 2023 of

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
2024

2,377,500

2,618,108
2023

690,000
1 Swiss franc and US dollar amounts disclosed represent local currency amounts translated at the relevant year-end closing exchange rate.

2 All loans granted are secured loans.

3 CHF 2,377,500 (USD 2,618,108)
for Claudia Böckstiegel (independent BoD

member) in 2024 and CHF

690,000 (USD 819,775) for Claudia

Böckstiegel (independent BoD member)

in 2023.

4 No loans have been granted

to related parties of the
BoD members at conditions not customary in the market.
▲
Audited |
Compensation paid to former BoD and GEB members
1
The compensation and benefits in the table below relate

to payments made to former BoD and GEB members.
Variable compensation paid

to GEB members who stepped down during the respective

years is included in the GEB
performance award pool (see table “Total

compensation for GEB members“).
CHF, except where indicated
2,3
USD
(for reference)
2
For the year Compensation Benefits Total Total
Former BoD members
2024

0

0

0

0
2023

0

3,493

3,493
Aggregate of all former GEB members
4
2024

0

1,951,200

1,951,200

2,222,985
2023

0

676,342

676,342
Aggregate of all former BoD and GEB members
2024

0

1,951,200

1,951,200

2,222,985
2023

0

679,835

679,835
1 Compensation or remuneration that is related to the former members’ activity on the BoD or GEB or that

is not at market conditions.

2 Swiss franc and US dollar amounts disclosed

represent local currency amounts
translated at the relevant

year-end closing exchange

rate.

3 Includes benefit payments

in 2024 for four

former GEB members and

in 2023 to three

former GEB members.

4 Excludes the portion

related to the
legally required employer’s social security contributions for 2024 and 2023, however, the legally required employees’ social security contributions are included in the amounts shown in the table above, as appropriate.
▲

Advisory vote |

Corporate governance and compensation

| Compensation

239
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

(chair of the finance and risk management
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
– Chairman of Lamb’s Passage Holding Ltd
1
– Trustee of the UK’s Productivity Leadership Group
Claudia Böckstiegel, member
–
Member of the Enlarged Executive Committee

of Roche Holding AG
–
Member of the Chairman’s Committee of

the Board of the Chamber of Commerce Germany-Switzerland
1
William C. Dudley, member
– Member of the Board of Treliant LLC (stepped down in July 2024)
– Member of the Advisory Board of Suade Labs
–
Senior Advisor to the Griswold Center for

Economic Policy Studies, Princeton University
– Member of the Group of Thirty
– Member of the Council on Foreign Relations
– Chairman of the Bretton Woods Committee Board of Directors
–
Member of the Board of the Council for Economic

Education
Patrick Firmenich, member
–
Vice Chairman of the Board of dsm–firmenich

(chair of the governance and nomination

committee)
–
Member of the Board of Directors of INSEAD and La

Fondation Mondiale INSEAD
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
–
Co-Chairman of the Nature Conservancy Asia

Pacific Council
– Member of the Board of Trustees, the Institute for Advanced Study
–
Director and member of the Executive Committee

of China Venture Capital and Private Equity Association
Ltd. (stepped down in August 2024)
Mark Hughes, member
– Chair of the Board of Directors of the Global Risk Institute
– Senior advisor to McKinsey & Company
Gail Kelly, member
–
Member of the Board of Singtel Communications

(chair of the executive resource and compensation
committee)
– Member of the Group of Thirty
– Member of the Board of Directors of the Bretton Woods Committee
–
Member of the Board of Directors of the Australia Philanthropic

Services
–
Member of the Australian American Leadership

Dialogue Advisory Board
– Senior advisor to McKinsey & Company
Nathalie Rachou, member
– Member of the Board of Euronext N.V. (chair of the remuneration committee)
–
Member of the Board of Veolia Environnement SA (stepped down in April

2024)
– Member of the Board of Lancashire Holdings Limited
1
–
Member of the Board of the African Financial Institutions

Investment Platform
–
Member of the Board of Directors of Fondation Léopold

Bellan
Julie G. Richardson, member
–
Member of the Board of Yext (chair of the audit committee) (stepped down in February 2025)
–
Member of the Board of Datadog (chair of the

audit committee)
– Member of the Board of Fivetran
– Member of the Board of Coalition, Inc.
–
Member of the Board of Checkout.com (stepped down

in January 2024)
1

New 2024 mandate compared with 2023.
▲

Advisory vote |

Corporate governance and compensation

| Compensation

240
Audited |
BoD member mandates outside the Group (continued)
Name, function Mandates
Jeanette Wong, member
– Member of the Board of Prudential plc
– Member of the Board of Singapore Airlines Limited
– Member of the Board of GIC Pte Ltd
– Member of the Board of Jurong Town Corporation (stepped down in March 2024)
– Member of the Board of PSA International
–
Member of the Board of Pavilion Capital Holdings

Pte Ltd
– Chairman of the CareShield Life Council
– Member of the Securities Industry Council
– Member of the Board of Trustees of the National University of Singapore
▲
›
Refer to “Board of Directors” in the “Corporate governance”

section of this report for more information
Audited |
GEB member mandates outside the Group
Name, function Mandates
Sergio P. Ermotti, Group Chief Executive
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
George Athanasopoulos,

Co-President
Investment Bank
– None
Michelle Bereaux, Group Integration
Officer
– None
Mike Dargan, Group Chief Operations
and Technology Officer
– Member of the Advisory Board of SCION Association
1
Aleksandar Ivanovic, President Asset
Management
– None
Robert Karofsky, Co-President Global
Wealth Management and President UBS
Americas

– None
Sabine Keller-Busse, President Personal &
Corporate Banking and President UBS
Switzerland

– Member of the Board of Zurich Insurance Group
–
Chairwoman of the Foundation Board of the Pension

Fund of UBS
–
Member of the Foundation Council of the

UBS Center for Economics in Society, University of Zurich
–
Member of the Board and Board Committee of Zurich

Chamber of Commerce
–
Member of the Board of the University Hospital

Zurich Foundation
– Member of the Board of Trustees of the Swiss Entrepreneurs Foundation
–
Member of the Board of Trustees of the HSG Foundation (University of St.

Gallen)
1
– Member of the Foundation Board of Deep Tech Nation Switzerland 1
Iqbal Khan, Co-President Global Wealth
Management and President UBS Asia
Pacific
– None
Barbara Levi, Group General Counsel –
Member of the Board of Directors of the European General

Counsel Association
–
Member of the Legal Committee of the Swiss-American

Chamber of Commerce
Beatriz Martin Jimenez, Head Non-core
and Legacy and

President UBS EMEA
–
Member of the Advisory Board of Frankfurt School

of Finance & Management (stepped down

in December
2024)
–
Member of the Leadership Council, TheCityUK,

London (stepped down in February 2024)
Markus Ronner, Group Chief Compliance
and Governance Officer
– None
Stefan Seiler, Head Group Human
Resources & Corporate Services
–
Member of the Foundation Board of the Pension

Fund of UBS
–
Member of the Foundation Council of the

UBS Center for Economics in Society, University of Zurich
–
Chairman of the Foundation Board of the Swiss Finance

Institute
– Member of the IMD Foundation Board
–
Adjunct Professor for Leadership and Strategic Human

Resource Management, Nanyang Technological
University (NTU), Singapore
Todd Tuckner,

Group Chief Financial
Officer
– None
Marco Valla,

Co-President Investment
Bank
– Member of the Board of Directors of Good Shepherd Services
–
Member of the Board of the Mount Sinai Department

of Urology

Damian Vogel,

Group Chief Risk Officer
–
Member of Foundation Board of the International

Financial Risk Institute
1
New 2024 mandate compared with 2023.
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
›
Refer to ubs.com/governance for more information

Shape the future
with confidence

Ernst & Young Ltd
Aeschengraben 27
P.O. Box
CH-4002 Basel

Phone: +41 58 286 86 86
www.ey.com/en_ch

To the General Meeting of
UBS Group AG, Zurich

Basel, 14 March 2025

Opinion

We have audited the Compensation Report of UBS Group AG (the Company) for the year ended 31 December 2024. The audit was limited to the information pursuant to Art. 734a-734f of the Swiss Code of Obligations (CO) in the tables marked "audited" of the Compensation Report: Approved GEB fixed compensation and BoD compensation, Total compensation for GEB Members, Remuneration details and additional information for BoD members, Share ownership / entitlements of GEB members, Number of shares of BoD members, Loans granted to GEB members, Loans granted to BoD members, Compensation paid to former BoD and GEB members, BoD member mandates outside the Group and GEB member mandates outside the Group.

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

Board of Directors' responsibilities for the Compensation Report

The Board of Directors is responsible for the preparation of a Compensation Report in accordance with the provisions of Swiss law and the Company's articles of incorporation, and for such internal control as the Board of Directors determines is necessary to enable the preparation of a Compensation Report that is free from material misstatement, whether due to fraud or error. It is also responsible for designing the compensation system and defining individual compensation packages.

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

Ernst & Young Ltd

Maurice McCormick
Licensed audit expert
(Auditor in charge)

Sebin Kurian Pezhumkattil
ACCA

Advisory vote |

Corporate governance and compensation

| Compensation

242

Annual Report 2024 |
Financial statements | Consolidated financial

statements

243
Financial statements
Consolidated financial statements

244
Management’s report on internal control over financial
reporting
245
Report of the independent registered public accounting
firm included in this report
246
Report of independent registered public accounting firm
on internal control over financial reporting
248
Report of independent registered public accounting firm
on the financial statements
254
UBS Group AG consolidated financial statements
254
Primary financial statements and share information
254
Income statement
255
Statement of comprehensive income
256
Balance sheet
257
Statement of changes in equity
259
Share information and earnings per share
261
Statement of cash flows
263
Notes to the UBS Group AG consolidated financial
statements
263 1
Summary of material accounting policies
280 2
Accounting for the acquisition of the Credit Suisse
Group
284 3a
Segment reporting
287 3b
Segment reporting by geographic location
288
Income statement notes
288 4
Net interest income and other net income from
financial instruments measured at fair value through
profit or loss
288 5
Net fee and commission income
289 6
Other income
289 7
Personnel expenses
290 8
General and administrative expenses
290
9
Income taxes
294
Balance sheet notes
294
10
Financial assets at amortized cost and other
positions in scope of expected credit loss
measurement
298
11
Derivative instruments
300 12
Property, equipment and software
300 13
Goodwill and intangible assets
302
14
Other assets
303 15
Amounts due to banks and customer deposits
303 16
Debt issued designated at fair value
304
17
Debt issued measured at amortized cost
304 18
Provisions and contingent liabilities
313 19
Other liabilities
314
Additional information
314 20
Expected credit loss measurement
326
21
Fair value measurement
340 22
Offsetting financial assets and financial liabilities
341 23
Restricted and transferred financial assets
344
24
Maturity analysis of assets and liabilities
347 25
Hedge accounting
349 26
Post-employment benefit plans
355
27
Employee benefits: variable compensation
359 28
Interests in subsidiaries and other entities
362 29
Changes in organization and acquisitions and
disposals of subsidiaries and businesses
363 30
Related parties
365 31
Invested assets and net new money
366 32
Currency translation rates
366 33
Main differences between IFRS Accounting
Standards and Swiss GAAP

Annual Report 2024 |
Financial statements | Consolidated financial

statements

244
Management’s report on internal control over financial

reporting
Management’s responsibility for internal control over financial reporting
The Board

of Directors

and management

of UBS

Group AG

(UBS) are

responsible

for establishing

and maintaining

adequate
internal control

over financial reporting.

UBS’s internal

controls over financial

reporting are designed

to provide reasonable
assurance

regarding

the

preparation

and

fair

presentation

of

published

financial

statements

in

accordance

with

IFRS
Accounting Standards,

as issued by

the International

Accounting Standards

Board (IASB).
UBS’s internal controls over financial reporting include those policies and procedures that:
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

the

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

2024
UBS management

has assessed

the effectiveness

of UBS’s

internal control

over financial

reporting

as of

31 December
2024 based on

the criteria set forth by

the Committee of Sponsoring

Organizations of the Treadway Commission (COSO)
in Internal

Control – Integrated Framework

(2013 Framework). Based

on this assessment

for the reasons

discussed below,
management

believes that,

as of

31 December 2024,

UBS’s internal

control

over financial

reporting

was not

effective
because of the material weakness described below related

to the Credit Suisse business acquired in

2023.

A material weakness is a deficiency or a combination of deficiencies in internal control over financial reporting such that
there is a reasonable

possibility that a

material misstatement of a

registrant’s financial statements

will not be prevented
or detected on a timely basis.

Prior to the acquisition, Credit Suisse management had identified and disclosed three material weaknesses, one of which
related

to

controls

to

design

and

maintain

an

effective

risk

assessment

process.

Management

concluded

that

as

of
31 December 2024, changes made to the

risk assessment process were designed effectively,

but that additional time, in
part

due

to

the

broader

integration

and

migration

efforts

underway,

is

required

to

conclude

that

these

controls

are
operating effectively on a sustained basis.
The effectiveness of UBS’s internal control over financial reporting as of 31 December

2024 has been audited by Ernst &
Young Ltd, UBS’s independent registered public accounting

firm, as stated in their Report of the

independent registered
public

accounting

firm

on

internal

control

over

financial

reporting,

which

expresses

an

adverse

opinion

on

the
effectiveness of UBS’s internal control over financial reporting as of 31 December 2024.
Remediation of Credit Suisse material weaknesses
In March 2023,

prior to the

acquisition by UBS

Group AG, the

Credit Suisse Group

and Credit Suisse

AG disclosed that
their management had identified material weaknesses in internal control over financial reporting as a result of which the
Credit

Suisse

Group

and

Credit

Suisse

AG

had

concluded

that,

as

of

31 December

2022,

their

internal

control

over
financial reporting

was not

effective,

and for

the same

reasons, reached

the same

conclusion regarding

31 December
2021. Following the

acquisition and merger

of Credit Suisse

Group AG into

UBS Group AG

in June 2023, Credit

Suisse
AG concluded that

as of 31 December

2023 its internal

control over

financial reporting

continued to be

ineffective. As
permitted by SEC guidance

in the year of

an acquisition, UBS Group

AG excluded Credit

Suisse AG from its

assessment
of internal control over financial reporting for the year

ended 31 December 2023 and concluded that its internal control over financial reporting was effective

as of such date.

In May 2024,

Credit Suisse

AG and UBS

AG merged with

UBS AG as

the surviving

entity. Although Credit

Suisse AG

is
no longer a

separate legal entity,

numerous of its

booking, accounting and

risk management systems

remain in use

for
activities that have not yet been exited or migrated to UBS

systems.

The material weaknesses

that were identified

by Credit Suisse

related to the

failure to design

and maintain an

effective
risk

assessment

process

to

identify

and

analyze

the

risk

of

material

misstatements

in

its

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

Annual Report 2024 |
Financial statements | Consolidated financial

statements

245
Since

the

Credit

Suisse

acquisition,

we

have

executed

a

remediation

program

to

address

the

identified

material
weaknesses

and

have

implemented

additional

controls

and

procedures.

As

of

31 December

2024,

management

has
assessed that the changes to internal controls made to address the material weaknesses relating to the classification and presentation of

the consolidated

statement of

cash flows

as well

as assessment

and communication

of the

severity of
deficiencies are designed and operating effectively.

The remaining material weakness relates to the

risk assessment of internal controls. We have

integrated the Credit Suisse
control framework

into the

UBS internal

control framework

and risk

assessment and

evaluation

processes

in 2024.

In
addition, UBS has

reviewed the

processes, systems

and internal control

processes in

connection with the

integration of
the financial

accounting and controls

environment of Credit

Suisse into

UBS, and

implementation of updated

or additional
processes and controls to

reflect the increase in

complexity of the accounting

and financial control environment

following
the acquisition.

Management has assessed

that the risk

assessment process was

designed effectively. However,

in light of

the increased
complexity of the

internal accounting and

control environment, the

remaining migration efforts

still underway and

limited
time

to

demonstrate

operating

effectiveness

and

sustainability

of

the

post-merger

integrated

control

environment,
management

has

concluded

that

additional

evidence

of

effective

operation

of

the

remediated

controls

is required

to
conclude

that

the

risk

assessment

processes

are

operating

effectively

on

a

sustainable

basis.

In

light

of

the

above,
management has concluded that there is a material

weakness in internal control over financial reporting at

31 December
2024.
Report of the independent registered public accounting

firm included in this report
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

on 17 March

2025 with the

Securities and Exchange

Commission on
Form 20-F pursuant to US reporting obligations.

Shape the future
with confidence

Ernst & Young Ltd
Aeschengraben 27
P.O. Box
4002 Basel

Phone: +41 58 286 86 86
www.ey.com/en_ch

Report of Independent Registered Public Accounting Firm

Opinion on Internal Control over Financial Reporting

We have audited UBS Group AG and subsidiaries' internal control over financial reporting as of 31 December 2024, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, because of the effect of the material weakness described below on the achievement of the objectives of the COSO criteria, the UBS Group AG and subsidiaries ("the Group") has not maintained effective internal control over financial reporting as of 31 December 2024, based on the COSO criteria.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Group's annual or interim financial statements will not be prevented or detected on a timely basis. The following material weakness has been identified and included in management's assessment related to the Group's acquired Credit Suisse business. Prior to the acquisition, Credit Suisse management had identified and disclosed three material weaknesses, one of which related to controls to design and maintain an effective risk assessment process over internal controls. Management concluded that as of 31 December 2024, changes made to the Credit Suisse risk assessment process were designed effectively, but that additional evidence of operation of the remediated controls, in part due to the broader integration and migration efforts, is required to conclude that these controls are operating effectively on a sustained basis.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Group as of 31 December 2024 and 2023, the related consolidated income statements, statements of comprehensive income, statements of changes in equity and statements of cash flows for each of the three years in the period ended 31 December 2024, and the related notes. This material weakness was considered in determining the nature, timing and extent of audit tests applied in our audit of the 2024 consolidated financial statements, and this report does not affect our report dated 14 March 2025, which expressed an unqualified opinion thereon.

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

Annual Report 2024 |
Financial statements | Consolidated financial

statements

246

2

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
Basel, 14 March 2025

Annual Report 2024 |
Financial statements | Consolidated financial

statements

Ernst & Young Ltd
Aeschengraben 27
P.O. Box
4002 Basel

Phone: +41 58 286 86 86
www.ey.com/en_ch

Report of Independent Registered Public Accounting Firm

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of UBS Group AG and subsidiaries ("the Group") as of 31 December 2024 and 2023, the related consolidated income statements, statements of comprehensive income, statements of changes in equity and statements of cash flows for each of the three years in the period ended 31 December 2024, and the related notes to the consolidated financial statements, including the information identified as "audited" as described in Note 1 (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group at 31 December 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended 31 December 2024, in conformity with the IFRS Accounting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Group's internal control over financial reporting as of 31 December 2024, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated 14 March 2025 expressed an adverse opinion thereon.

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

Annual Report 2024 |
Financial statements | Consolidated financial

statements

Shape the future
with confidence

2

Purchase price allocation over Credit Suisse acquisition

Description of the Matter	As described in Notes 1 and 2 to the consolidated financial statements, the Group acquired Credit Suisse Group AG (CS) on 12 June 2023. The transaction was accounted for as a business combination under IFRS 3, which requires measurement period adjustments to be made to the provisional fair value amounts of the identified assets acquired, liabilities assumed, and purchase consideration determined as of the acquisition date (the purchase price allocation (PPA)) within one year of the acquisition date if new information is obtained about facts and circumstances existing on the date of the acquisition. IFRS 3 measurement period adjustments of USD 483 million were recorded to adjust the purchase price allocated to certain Non-Core Legacy ("NCL") financial instruments and litigation provisions and contingent liabilities in 2024, within one year of the acquisition date. Auditing the Group's measurement period adjustments was complex due to the significant judgment required by management when assessing if there was new information that existed as of the acquisition date to determine whether such information could impact the acquisition date measurement of the assets acquired and liabilities assumed, whether an adjustment to the PPA under IFRS 3 or recording current period profit or loss is appropriate, and the determination of the measurement period adjustments. These factors contributed to a high degree of auditor judgment and effort in performing procedures and evaluating audit evidence obtained.
How We Addressed the Matter in Our Audit	We obtained an understanding, evaluated the design and tested the operating effectiveness of the Group's process for identifying and measuring measurement period adjustments, including management's controls over the: 1) completeness of measurement period adjustments, 2) review and approval of the appropriateness to record measurement period adjustments, and 3) review and approval of the measurement period adjustments. To test the measurement period adjustments, our audit procedures included, among others, the assessment of management's analysis as to whether newly obtained information existed as of the acquisition date and the application of IFRS 3 to determine it appropriate to record measurement period adjustments. This included assessing management's methodology and significant assumptions used in measuring the measurement period adjustments, including the use of valuation specialists for certain NCL financial instruments. For example, we involved our specialists to assess certain inputs to the valuation methodology. Lastly, we searched for and evaluated information that corroborates or contradicts management's selected assumptions. We also assessed management's disclosure regarding the accounting for the measurement period adjustments in relation to the acquisition of Credit Suisse Group AG (within Notes 1 and 2 to the consolidated financial statements).

Annual Report 2024 |
Financial statements | Consolidated financial

statements

EY
Shape the future
with confidence

3

Valuation of complex or illiquid instruments at fair value

Description of the Matter

At 31 December 2024, as explained in Notes 1 and 21 to the consolidated financial statements, the Group held financial assets and liabilities measured at fair value of USD 475,568 million and USD 401,514 million, respectively, including financial instruments that did not trade in active markets. These instruments are reported within the following accounts: financial assets and liabilities at fair value held for trading, derivative financial instruments, financial assets at fair value not held for trading, debt issued designated at fair value, brokerage payables designated at fair value, and other financial liabilities designated at fair value. In determining the fair value of these financial instruments, the Group used valuation techniques, modelling assumptions, and estimates of unobservable market inputs which required significant management judgment.

Auditing management's judgments and assumptions used in the estimation of the fair value of these instruments was complex due to the highly judgmental nature of valuation techniques, key modelling assumptions and significant unobservable inputs. Auditing the valuation of complex or illiquid instruments at fair value included consideration of any incremental risks arising from the impact of current macroeconomic influences on valuation techniques and inputs, such as geopolitics and inflation. The valuation techniques that required especially complex judgement included discounted cash flow and earnings-based valuation techniques. Highly judgmental modelling assumptions result from a range of different models or model calibrations used by market participants. Valuation inputs which were particularly complex and subjective included those with a limited degree of observability and the associated extrapolation, interpolation or calibration of curves using limited and proxy data points. Examples of such inputs included unobservable credit spreads and bond prices, interest rate and FX correlation and equity volatility.

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

Expected credit losses

Description of the Matter

At 31 December 2024, the Group's allowances and provisions for expected credit losses ("ECL") were USD 2,507 million. As explained in Notes 1, 10 and 20 to the consolidated financial statements, ECL is recognized for financial assets measured at amortized cost, financial assets measured at fair value through other comprehensive income, fee and lease receivables, financial guarantees, and loan commitments not measured at fair value. ECL is also recognized on the undrawn portion of committed unconditionally revocable credit lines, which include the Group's credit card limits and master credit facilities. The allowances and provisions for ECL consists of exposures that are in default which are individually evaluated for

Annual Report 2024 |
Financial statements | Consolidated financial

statements

EY
Shape the future with confidence
4

impairment ("stage 3" and Purchased Credit Impaired "PCI"), as well as losses inherent in the loan portfolio that are not specifically identified (stage 1 and stage 2). Management's ECL estimates represent the difference between contractual cash flows and those the Group expects to receive, discounted at the effective interest rate. The method used to calculate ECL is based on a combination of the following principal factors: probability of default ("PD"), loss given default ("LGD") and exposure at default ("EAD").

Auditing management's estimate of the allowances and provisions for ECL was complex due to the highly judgmental nature of forward-looking economic scenarios that form the basis of the ECL calculation, their probability weightings, post-model adjustments, and the credit risk models used to estimate stage 1 and stage 2 ECL. The macroeconomic developments during 2024, including persisting geopolitical tensions and inflation, contributed to further uncertainty and complexity in estimating ECL. As a result, the ECL estimation required higher management judgement, specifically within the following three areas: (i) scenario selection, including assumptions about the scenario severity, underlying macroeconomic variables, and the number of scenarios necessary to sufficiently cover the bandwidth of potential outcomes, as well as related scenario weights; (ii) credit risk models, since the output from historic data based models may not be indicative of current or future conditions; and (iii) post-model adjustments.

Additionally, auditing the measurement of individual ECL for stage 3 and PCI was complex due to the high degree of judgment involved in management's process for estimating ECL based on assumptions. These assumptions take into account expected future cash flows from collateral and other credit enhancements or expected payouts from bankruptcy proceedings for unsecured claims and, where applicable, time to realization of collateral and the seniority of claims.

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design and tested the operating effectiveness of management's controls over the ECL estimate, including management's choice of forward-looking economic scenarios used to measure ECL and the probability weighting assigned to such scenarios. We evaluated management's methodologies and governance controls for developing and monitoring the economic scenarios used and the probability weightings assigned to them, and selected post-model adjustments. Supported by specialists, we assessed the key macroeconomic variables used in the forward-looking scenarios, such as real gross domestic product growth, unemployment rate, interest rates and house price indices, and evaluated the modelled correlation and translation of those macroeconomic factors to the ECL estimate. We further assessed the appropriateness of the post-model adjustments by considering management's governance process, assumptions used and sensitivity analysis.

We also obtained an understanding, evaluated the design and tested the operating effectiveness of controls over credit risk models used in the ECL estimate, including controls over the completeness and accuracy of data flow and calculation logic in the ECL calculation. With the support of specialists, on a sample basis, we performed an evaluation of management's models and tested the model outcomes by inspecting model documentation, reperforming model calculations, and comparing data used as inputs to management's forecast to external sources, among other procedures.

For the measurement of stage 3 and PCI, we obtained an understanding, evaluated the design and tested the operating effectiveness of controls over management's process, including an

Annual Report 2024 |
Financial statements | Consolidated financial

statements

Shape the future
with confidence

5

evaluation of the assumptions used by management regarding the future cash flows from debtors' continuing operations and/or the liquidation of collateral. Supported by specialists in certain areas, we additionally tested collateral valuation, cash flow assumptions and exit strategies by performing inquiries of management, inspecting underlying documents, such as loan contracts, financial statements, covenants, budgets and business plans, and by re-performing discounted cash flow calculations among other procedures, on a sample basis.

We also assessed management's disclosures regarding financial assets at amortized cost and other positions in scope of expected credit loss measurement (within Notes 1, 10 and 20 to the consolidated financial statements).

Recognition of deferred tax assets

Description of the Matter	At 31 December 2024, the Group's deferred tax assets ("DTAs") were USD 11,134 million (see Note 9 to the consolidated financial statements). DTAs are recognized to the extent it is probable that taxable profits will be available, against which applicable deductible temporary differences or the carryforward of unused tax losses within the loss carryforward period can be utilized. There is significant judgment exercised when estimating future taxable income that is not based on the reversal of taxable temporary differences. Management's estimate of future taxable profits is based on its strategic plan and tax planning strategies which would be utilized if necessary to generate additional future taxable income as well as the consideration of expiry dates of unused tax losses. Auditing management's assessment of the recognition of the Group's DTAs was complex due to the judgmental nature of estimating future taxable profits and the use of tax planning strategies. Estimating future profitability is inherently subjective and tax planning strategies require judgement in applying applicable tax law.
How We Addressed the Matter in Our Audit	We obtained an understanding, evaluated the design, and tested the operating effectiveness of management's controls over DTA valuation, which included the consideration of tax planning strategies, assumptions used in developing the strategic plan and estimating future taxable income. We assessed the completeness and accuracy of the input data used for the estimations of future taxable income and the appropriateness of tax planning strategies used in management's DTA recognition assessment. This included consideration of the expiry dates of unused tax losses. We involved specialists to assist in assessing the key economic assumptions embedded in the strategic plans. We compared key assumptions used to forecast future taxable income to externally available historical and prospective data and assumptions and assessed the sensitivity of the outcomes using reasonably possible changes in assumptions. We also assessed management's disclosure regarding recognized and unrecognized deferred tax assets (within Note 9 to the consolidated financial statements).

Annual Report 2024 |
Financial statements | Consolidated financial

statements

Shape the future
with confidence

6

Legal provisions and contingent liabilities

Description of the Matter	At 31 December 2024, the Group's provisions for litigation, regulatory and similar matters and contingent liabilities (legal provisions) were USD 5,724 million. As explained in Note 18 to the consolidated financial statements, the Group operates in a legal and regulatory environment that is exposed to significant litigation and similar risks arising from disputes and regulatory proceedings. Such matters are subject to many uncertainties and the outcomes may be difficult to predict. These uncertainties inherently affect the amount and timing of potential outflows with respect to the legal provisions which have been established. Auditing management's assessment of legal provisions was complex and judgmental due to the significant subjectivity involved in management's estimate of the amount and probability that an outflow of resources will be required for existing legal matters, including inquiries regarding cross-border wealth management businesses (Note 18b.1), mortgage-related matters (Note 18b.5), and customer account matters (Note 18b.7). The legal provisions for these matters are based on management's estimation of the amount and likelihood of the occurrence of certain scenarios. There is also complexity in the accounting for legal provisions due to differences in the accounting treatment when remeasuring provisions recorded under IAS 37 and provisions that were recorded under IFRS 3 upon the acquisition of Credit Suisse in 2023.
How We Addressed the Matter in Our Audit	We obtained an understanding, evaluated the design and tested the operating effectiveness of management's controls over the legal provision process. Our procedures included testing management's review of the accuracy of the inputs to the estimation of the amount and likelihood of the occurrence of certain scenarios. Where appropriate, we assessed the methodologies on which the provision amounts were based, recalculated the provisions and tested the underlying information. We inspected internal and external legal analyses of the matters supporting the judgmental aspects impacted by legal interpretations. We obtained correspondence directly from external legal counsel to assess the information provided by management and performed inquiries with external counsel as necessary. We also assessed the appropriateness of the accounting treatment for the remeasurement of legal provisions, including those originally recorded under IFRS 3. We also assessed management's disclosure regarding legal provisions (within Note 18 to the consolidated financial statements).

Ernst & Young Ltd

We have served as the Group's auditor since 1998.

Basel, Switzerland

14 March 2025

Annual Report 2024 |
Financial statements | Consolidated financial

statements

Annual Report 2024
| Consolidated financial statements | UBS

Group AG consolidated financial statements

254
UBS Group AG consolidated financial statements
Primary financial statements and share information
Audited |

Income statement
For the year ended
USD m Note 31.12.24 31.12.23
1
31.12.22
Interest income from financial instruments measured at

amortized cost and fair value through
other comprehensive income 4
35,994
31,743
11,782
Interest expense from financial instruments measured at

amortized cost
4
(35,947)
(28,216)
(6,564)
Net interest income from financial instruments measured

at fair value through profit or loss and other
4
7,061
3,770
1,403
Net interest income 4
7,108
7,297
6,621
Other net income from financial instruments measured

at fair value through profit or loss
4
14,690
11,583
7,517
Fee and commission income 5
28,730
23,766
20,789
Fee and commission expense 5
(2,592)
(2,195)
(1,823)
Net fee and commission income 5
26,138
21,570
18,966
Other income 6
675
384
1,459
Total revenues
48,611
40,834
34,563
Negative goodwill 2
27,264
Credit loss expense / (release) 20
551
1,037
29
Personnel expenses 7
27,318
24,899
17,680
General and administrative expenses 8
10,124
10,156
5,189
Depreciation, amortization and impairment of non-financial

assets
12, 13
3,798
3,750
2,061
Operating expenses
41,239
38,806
24,930
Operating profit / (loss) before tax
6,821
28,255
9,604
Tax expense / (benefit)

9
1,675
873
1,942
Net profit / (loss)
5,146
27,382
7,661
Net profit / (loss) attributable to non-controlling interests
60
16
32
Net profit / (loss) attributable to shareholders
5,085
27,366
7,630
Earnings per share (USD)
Basic
1.59
8.68
2.34
Diluted
1.52
8.30
2.25
1 Comparative-period information has been revised. Refer to Note 2 for more information.

Annual Report 2024
| Consolidated financial statements | UBS

Group AG consolidated financial statements

255
Statement of comprehensive income
For the year ended
USD m Note 31.12.24 31.12.23
1
31.12.22
Comprehensive income attributable to shareholders
Net profit / (loss)
5,085
27,366
7,630
Other comprehensive income that may be reclassified to the income statement
Foreign currency translation
Foreign currency translation movements related to net assets of foreign operations, before tax
(4,726)
3,762
(894)
Effective portion of changes in fair value of hedging instruments designated as net investment hedges, before tax
2,957
(2,320)
337
Foreign currency translation differences on foreign operations reclassified to the income statement
24
58
32
Effective portion of changes in fair value of hedging instruments designated as net investment hedges reclassified to
the income statement
(33)
(28)
(4)
Income tax relating to foreign currency translations, including the effect of net investment hedges
24
(17)
4
Subtotal foreign currency translation, net of tax
(1,754)
2
1,456
(525)
Financial assets measured at fair value through other comprehensive income
Net unrealized gains / (losses), before tax
1
7
(440)
Net realized (gains) / losses reclassified to the income statement from equity
0
(3)
1
Reclassification of financial assets to Other financial assets measured at amortized cost
3
449
Income tax relating to net unrealized gains / (losses)
0
0
(3)
Subtotal financial assets measured at fair value through other comprehensive income, net of tax
1
4
6
Cash flow hedges of interest rate risk 25
Effective portion of changes in fair value of derivative instruments designated as cash flow hedges, before tax
(1,450)
(323)
(5,758)
Net (gains) / losses reclassified to the income statement from equity
2,000
1,905
(159)
Income tax relating to cash flow hedges
(69)
(308)
1,124
Subtotal cash flow hedges, net of tax
481
1,275
(4,793)
Cost of hedging 25
Cost of hedging, before tax
(146)
(19)
45
Income tax relating to cost of hedging

0
0
0
Subtotal cost of hedging, net of tax
(146)
(19)
45
Total other comprehensive income that may be reclassified to the income statement, net of tax
(1,417)
2,715
(5,267)
Other comprehensive income that will not be reclassified to the income statement
Defined benefit plans 26
Gains / (losses) on defined benefit plans, before tax
(307)
110
(73)
Income tax relating to defined benefit plans
45
(70)
63
Subtotal defined benefit plans, net of tax
(261)
40
(10)
Own credit on financial liabilities designated at fair value 21
Gains / (losses) from own credit on financial liabilities designated at fair value, before tax
(10)
(1,850)
867
Income tax relating to own credit on financial liabilities designated at fair value
(9)
82
(71)
Subtotal own credit on financial liabilities designated at

fair value, net of tax
(19)
(1,769)
796
Total other comprehensive income that will not be reclassified to the income statement,

net of tax
(280)
(1,729)
786
Total other comprehensive income
(1,698)
986
(4,481)
Total comprehensive income attributable to shareholders
3,388
28,352
3,149
Comprehensive income attributable to non-controlling

interests
Net profit / (loss)
60
16
32
Total other comprehensive income that will not be reclassified to the income statement,

net of tax
(47)
5
(14)
Total comprehensive income attributable to non-controlling interests
13
22
18
Total comprehensive income

Net profit / (loss)
5,146
27,382
7,661
Other comprehensive income

(1,744)
991
(4,494)
of which: other comprehensive income that may be reclassified to the income statement
(1,417)
2,715
(5,267)
of which: other comprehensive income that will not be reclassified to the income statement
(327)
(1,723)
772
Total comprehensive income

3,401
28,374
3,167
1 Comparative-period information

has been revised.

Refer to Note

2 for more

information.

2 Mainly reflects a

strengthening of the

US dollar against

the Swiss franc

and the euro.

3 Effective 1

April 2022, a
portfolio of assets previously classified as Financial assets measured at fair value through other comprehensive income was reclassified to Other financial assets measured at amortized cost.

Refer to Note 14a for more
information.

Annual Report 2024
| Consolidated financial statements | UBS

Group AG consolidated financial statements

256
Balance sheet
USD m Note 31.12.24 31.12.23

1
Assets
Cash and balances at central banks
223,329
314,060
Amounts due from banks 10
18,903
21,146
Receivables from securities financing transactions measured at amortized cost
10, 22
118,301
99,039
Cash collateral receivables on derivative instruments 10, 22
43,959
50,082
Loans and advances to customers 10
579,967
639,669
Other financial assets measured at amortized cost 10, 14a
58,835
65,455
Total financial assets measured at amortized cost
1,043,293
1,189,451
Financial assets at fair value held for trading 21
159,065
169,633
of which: assets pledged as collateral that may be sold or repledged by counterparties
38,532
51,263
Derivative financial instruments 11, 21, 22
185,551
176,084
Brokerage receivables 21
25,858
21,037
Financial assets at fair value not held for trading 21
95,472
104,018
Total financial assets measured at fair value through profit or loss
465,947
470,773
Financial assets measured at fair value through other comprehensive income 21
2,195
2,233
Investments in associates 28b
2,306
2,373
Property, equipment and software 12
15,498
17,849
Goodwill and intangible assets 13
6,887
7,515
Deferred tax assets 9
11,134
10,682
Other non-financial assets 14b
17,766
16,049
Total assets
1,565,028
1,716,924
Liabilities
Amounts due to banks 15
23,347
70,962
Payables from securities financing transactions measured at amortized cost 22
14,833
14,394
Cash collateral payables on derivative instruments 22
35,490
41,582
Customer deposits 15
745,777
792,029
Debt issued measured at amortized cost 17
214,219
237,817
Other financial liabilities measured at amortized cost 19a
21,033
20,851
Total financial liabilities measured at amortized cost
1,054,698
1,177,633
Financial liabilities at fair value held for trading 21
35,247
34,159
Derivative financial instruments 11, 21, 22
180,636
192,181
Brokerage payables designated at fair value 21
49,023
42,522
Debt issued designated at fair value 16, 21
107,909
128,289
Other financial liabilities designated at fair value 19b, 21
28,699
29,484
Total financial liabilities measured at fair value through profit or loss
401,514
426,635
Provisions and contingent liabilities 18a
8,409
12,412
Other non-financial liabilities 19c
14,834
14,089
Total liabilities
1,479,454
1,630,769
Equity
Share capital
346
346
Share premium
12,012
13,216
Treasury shares
(6,402)
(4,796)
Retained earnings
78,035
74,397
Other comprehensive income recognized directly in equity, net of tax
1,088
2,462
Equity attributable to shareholders
85,079
85,624
Equity attributable to non-controlling interests
494
531
Total equity
85,574
86,156
Total liabilities and equity
1,565,028
1,716,924
1 Comparative-period information has been revised. Refer to Note 2 for more information.

Annual Report 2024
| Consolidated financial statements | UBS

Group AG consolidated financial statements

257
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
0
New consolidations / (deconsolidations) and other increases

/ (decreases)
4
3
Total comprehensive income for the year
8,415
of which: net profit / (loss)
7,630
of which: OCI, net of tax
786
Balance as of 31 December 2022
304
13,546
(6,874)
50,004
Purchase price consideration for the acquisition of the Credit

Suisse Group, before consideration of share-based
compensation awards
4
619
2,928
Impact of share-based compensation awards from the acquisition of the Credit Suisse Group
4
162
Impact of the settlement of pre-existing relationships from

the acquisition of the Credit Suisse Group
4
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
Share capital currency change
49
(49)
New consolidations / (deconsolidations) and other increases

/ (decreases)
53
5
Total comprehensive income for the year
25,637
of which: net profit / (loss)
27,366
of which: OCI, net of tax
(1,729)
Balance as of 31 December 2023
7
346
13,216
(4,796)
74,397
Acquisition of treasury shares
(3,091)
2
Delivery of treasury shares under share-based compensation

plans
(1,286)
1,364
Other disposal of treasury shares
4
121
2
Share-based compensation expensed in the income statement
1,104
Tax (expense) / benefit
23
Dividends
(1,128)
3
(1,128)
3
Equity classified as obligation to purchase own shares
(6)
Translation effects recognized directly in retained earnings
(44)
Share of changes in retained earnings of associates and

joint ventures
(3)
New consolidations / (deconsolidations) and other increases

/ (decreases)
86
7
Total comprehensive income for the year
4,805
of which: net profit / (loss)
5,085
of which: OCI, net of tax
(280)
Balance as of 31 December 2024
346
12,012
(6,402)
78,035
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
0.70

(2023: USD
0.55
, 2022:

USD
0.50
) per dividend-bearing

share. Swiss

tax law

requires Switzerland-domiciled
companies with shares listed on a Swiss stock exchange to pay no more than
50
% of dividends from capital contribution reserves,

with the remainder required to be paid from retained earnings.

4 Refer to Note 2
for more information.

5 Includes an increase of USD
45
m related to the issuance of high-trigger

loss-absorbing additional tier 1 capital with

an equity conversion feature.

6 Includes an increase of USD
285
m in
the second quarter of 2023 due to the acquisition of the Credit Suisse Group.

7 Comparative-period information has been revised. Refer to Note 2 for more information.

Annual Report 2024
| Consolidated financial statements | UBS

Group AG consolidated financial statements

258
Other comprehensive

income recognized

directly in equity,

net of tax
1
of which:

foreign currency

translation
of which:

financial assets at
fair value through OCI
of which:

cash flow

hedges
Total equity
attributable to

shareholders
Non-controlling

interests Total equity
5,236
4,653
(7)
628
60,662
340
61,002
(6,262)
(6,262)
115
115
163
163
0
0
716
716
13
13
(1,668)
(9)
(1,677)
(15)
(15)
(69)
0
(69)
0
0
0
0
(3)
(3)
4
(7)
(3)
(5,267)
(525)
6
(4,793)
3,149
18
3,167
7,630
32
7,661
(5,267)
(525)
6
(4,793)
(4,481)
(14)
(4,494)
(103)
4,128
(4)
(4,234)
56,876
342
57,218
3,547
3,547
162
162
(61)
(61)
(3,070)
(3,070)
112
112
206
206
0
0
1,097
1,097
19
19
(1,679)
(4)
(1,683)
11
11
(150)
0
(150)
0
0
(1)
(1)
0
0
53
172
6
224
2,715
1,456
4
1,275
28,352
22
28,374
27,366
16
27,382
2,715
1,456
4
1,275
986
5
991
2,462
5,584
(1)
(3,109)
85,624
531
86,156
(3,091)
(3,091)
78
78
124
124
1,104
1,104
23
23
(2,256)
(30)
(2,285)
(6)
(6)
44
0
44
0
0
(3)
(3)
93
(20)
73
(1,417)
(1,754)
1
481
3,388
13
3,401
5,085
60
5,146
(1,417)
(1,754)
1
481
(1,698)
(47)
(1,744)
1,088
3,830
0
(2,585)
85,079
494
85,574

Annual Report 2024
| Consolidated financial statements | UBS

Group AG consolidated financial statements

259
Share information and earnings per share
Ordinary share capital
As of 31 December 2024, UBS Group AG had
3,462,087,722

issued fully paid registered shares

with a nominal value of
USD
0.10

each (31 December 2023:
3,462,087,722

shares) leading to a share capital of

USD
346,208,772.20
.

Conditional capital
As

of

31 December

2024,

the

following

conditional

capital

was

available

to

the

Board

of

Directors

(the

BoD)

of
UBS Group AG.

–
Conditional

capital

in

the

amount

of

USD
38,000,000

for

the

issuance

of

a

maximum

of
380,000,000

fully

paid
registered shares with a nominal value of USD
0.10

each, to be issued through the voluntary or mandatory exercise of conversion rights and /

or warrants granted

in connection with the

issuance of bonds or

similar financial instruments
by

UBS

Group

AG

or

another

member

of

the

Group

on

national

or

international

capital

markets.

This

conditional
capital allowance was approved

at the Extraordinary General

Meeting (the EGM) held on 26

November 2014, having
originally been

approved at

the Annual

General Meeting

(the AGM)

of UBS

AG on

14 April 2010.

The BoD

has not
made use of such allowance.
–
Conditional

capital

in

the

amount

of

USD
12,170,583

for

the

issuance

of

a

maximum

of
121,705,830

fully

paid
registered shares with

a nominal value

of USD
0.10

each, to be

issued upon exercise

of employee options

and stock
appreciation rights issued

to employees and

members of the

management and of

the BoD of

UBS Group AG and

its
subsidiaries;

however, there

were no

employee options

or stock

appreciation rights

outstanding as

of 31

December
2024. This conditional capital allowance was approved by the shareholders at the same EGM in 2014.
Conversion capital
As of 31 December 2024, UBS

Group AG had conversion

capital in the amount of

USD
70,000,000
, for the issuance of
a maximum

of
700,000,000

fully paid

registered

shares

with a

nominal value

of USD
0.10

each. The

issuance of

fully
paid registered

shares only

occurs through

the mandatory

conversion of

claims arising

upon the

occurrence of

one or
more trigger

events under

financial market

instruments with

contingent conversion

features issued

by UBS

Group AG.
The creation of this conversion capital was approved

at the AGM held on 24 April 2024.
Capital band and reserve capital
As of 31 December 2024, UBS Group AG had not introduced

any capital band or any reserve capital.

Annual Report 2024
| Consolidated financial statements | UBS

Group AG consolidated financial statements

260
Share repurchase programs
In March 2022, UBS

commenced a two-year share repurchase program

of up to USD
6
bn, which concluded on 28 March
2024. Under this program, UBS repurchased
121
m shares for a total acquisition cost of USD
2,277
m (CHF
2,138
m). UBS
intends

to

cancel

the
121
m

shares

repurchased

under

the

2022

program

by

means

of

a

capital

reduction,

pending
approval by shareholders at a future AGM.
On 3 April 2024, UBS launched a new 2024 share repurchase program. Shares acquired under this program totaled
33
m
as of 31 December 2024 for a total acquisition cost of

USD
1,000
m (CHF
871
m).

As of or for the year ended
31.12.24 31.12.23
1
31.12.22
Shares outstanding
Shares issued
Balance at the beginning of the year
3,462,087,722
3,524,635,722
3,702,422,995
Shares canceled
(62,548,000)
2
(177,787,273)
3
Balance at the end of the year
3,462,087,722
3,462,087,722
3,524,635,722
Treasury shares
Balance at the beginning of the year
253,233,437
416,909,010
302,815,328
Acquisitions
102,499,468
138,791,939
359,378,093
Disposals
(68,470,434)
(64,270,031)
(67,497,138)
Cancellation of second trading line treasury shares
(62,548,000)
2
(177,787,273)
3
Shares transferred to Credit Suisse Group shareholders as consideration for the acquisition of

the Credit Suisse Group
4
(175,649,481)
Balance at the end of the year
287,262,471
253,233,437
416,909,010
Shares outstanding
3,174,825,251
3,208,854,285
3,107,726,712
Basic and diluted earnings (USD m)
Net profit / (loss) attributable to shareholders for basic

EPS
5,085
27,366
7,630
Less: (profit) / loss on own equity derivative contracts
0
0
0
Net profit / (loss) attributable to shareholders for diluted

EPS
5,085
27,366
7,630
Weighted average shares outstanding
Weighted average shares outstanding for basic EPS
5
3,198,481,827
3,152,579,449
3,260,938,561
Effect of dilutive potential shares resulting from notional

employee shares, in-the-money options and warrants
outstanding
6
152,630,143
143,416,753
136,531,654
Weighted average shares outstanding for diluted EPS
3,351,111,970
3,295,996,202
3,397,470,215
Earnings per share (USD)
Basic
1.59
8.68
2.34
Diluted

1.52
8.30
2.25
Potentially dilutive instruments
7
Employee share-based compensation awards
11,003,130
2,807,589
4,182,799
Other equity derivative contracts
3,121,746
2,831,228
1,690,247
Total
14,124,877
5,638,817
5,873,046
1 Comparative-period information has been revised. Refer to Note 2 for more information.

2 Reflects the cancellation of shares purchased under UBS’s 2021 share repurchase program as approved by shareholders
at the 2023 Annual General Meeting (the AGM).

3 Reflects the cancellation of shares purchased under UBS’s 2021 share repurchase program as approved by shareholders at the 2022 AGM.

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

7 Reflects potential shares that could dilute basic earnings per share in the future but were not dilutive for the periods presented.

Annual Report 2024
| Consolidated financial statements | UBS

Group AG consolidated financial statements

261
Statement of cash flows
For the year ended
USD m 31.12.24 31.12.23
1
31.12.22
Cash flow from / (used in) operating activities
Net profit / (loss)
5,146
27,382
7,661
Non-cash items included in net profit and other adjustments:
Depreciation, amortization and impairment of non-financial

assets
3,798
3,750
2,061
Credit loss expense / (release)
551
1,037
29
Share of net (profits) / loss of associates and joint ventures and impairment related to associates
(144)
348
(32)
Deferred tax expense / (benefit)
(495)
(694)
494
Net loss / (gain) from investing activities
101
(102)
(1,470)
Net loss / (gain) from financing activities
(5,314)
8,534
(16,587)
Negative goodwill
(27,264)
Other net adjustments
2
22,379
(15,175)
5,844
Net change in operating assets and liabilities:
2
Amounts due from banks and amounts due to banks
(2,353)
3,291
(1,088)
Receivables from securities financing transactions measured at amortized cost
(23,884)
(3,503)
5,690
Payables from securities financing transactions measured at amortized cost
(552)
(2,014)
(1,247)
Cash collateral on derivative instruments
242
96
76
Loans and advances to customers
27,019
27,877
3,529
Customer deposits
(15,072)
52,786
(8,692)
Financial assets and liabilities at fair value held for trading and derivative financial instruments
(13,594)
3,674
8,006
Brokerage receivables and payables
2,179
(5,962)
6,019
Financial assets at fair value not held for trading and other financial assets and liabilities
5,327
9,938
5,678
Provisions and other non-financial assets and liabilities
(116)
3,920
257
Income taxes paid, net of refunds
(1,938)
(1,852)
(1,582)
Net cash flow from / (used in) operating activities
3,279
3
86,068
3
14,647
Cash flow from / (used in) investing activities
Cash and cash equivalents acquired upon the acquisition of the

Credit Suisse Group
108,406
Purchase of subsidiaries, business, associates and intangible assets
(64)
(4)
(3)
Disposal of subsidiaries, business, associates and intangible assets
4
256
121
1,730
Purchase of property, equipment and software
(2,008)
(1,685)
(1,643)
Disposal of property, equipment and software
108
65
161
Net (purchase) / redemption of financial assets measured

at fair value through other comprehensive income
(3)
30
(699)
Purchase of debt securities measured at amortized cost
(5,962)
(14,244)
(30,792)
Disposal and redemption of debt securities measured at amortized cost
8,384
10,435
18,799
Net cash flow from / (used in) investing activities
709
103,124
(12,447)
Table

continues below.

Annual Report 2024
| Consolidated financial statements | UBS

Group AG consolidated financial statements

262
Statement of cash flows (continued)
Table

continued from above.
For the year ended
USD m 31.12.24 31.12.23
1
31.12.22
Cash flow from / (used in) financing activities
Repayment of Swiss National Bank funding
5
(42,587)
(56,516)
Net issuance (repayment) of short-term debt measured at amortized cost
(7,407)
3,169
(12,249)
Net movements in treasury shares and own equity derivative

activity
(2,923)
(2,779)
(6,006)
Distributions paid on UBS shares
(2,256)
(1,679)
(1,668)
Issuance of debt designated at fair value and long-term debt measured at amortized cost
100,145
109,735
79,115
Repayment of debt designated at fair value and long-term debt measured at amortized cost
(129,683)
(109,471)
(67,670)
Inflows from securities financing transactions measured at amortized cost
6
6,273
Outflows from securities financing transactions measured at amortized cost
6
(4,740)
Net cash flows from other financing activities
(987)
(721)
(617)
Net cash flow from / (used in) financing activities
(84,165)
(58,262)
(9,094)
Total cash flow
Cash and cash equivalents at the beginning of the year
340,207
195,321
207,875
Net cash flow from / (used in) operating, investing and financing activities
(80,176)
130,931
(6,895)
Effects of exchange rate differences on cash and cash equivalents
2
(15,940)
13,955
(5,659)
Cash and cash equivalents at the end of the year
7,8
244,090
9
340,207
195,321
of which: cash and balances at central banks
8
223,329
313,976
169,363
of which: amounts due from banks
8
17,383
19,212
13,450
of which: money market paper
8,10
3,117
7,018
12,508
Additional information
Net cash flow from / (used in) operating activities includes:
Interest received in cash
53,498
44,581
15,718
Interest paid in cash
48,252
35,969
8,198
Dividends on equity investments, investment funds and associates received in cash
11
2,864
2,296
1,907
1 Comparative-period

information has been

revised. Refer

to Note 2

for more information.

2 Foreign

currency translation

and foreign exchange

effects on operating

assets and liabilities

and on cash

and cash
equivalents are presented within the Other net adjustments line, with the exception of foreign currency hedge effects related to foreign exchange swaps, which are presented on the line Financial assets and liabilities
at fair value held for trading and derivative financial instruments.

3 Includes cash receipts from the sale of loans and loan commitments of USD
13,210
m and USD
4,289
m within Non-core and Legacy for the years
ended 31 December 2024 and 31 December 2023, respectively.

4 Includes dividends received from associates.

5 Reflects the repayment of the Emergency Liquidity Assistance facility to the Swiss National Bank,
which was recognized in the balance sheet line Amounts due to banks.

6 Reflects cash flows from securities financing transactions measured at amortized cost that use UBS debt instruments as the underlying.

7
As of 31 December 2024, the balance includes

USD
16,584
m (31 December 2023: USD
11,996
m; 31 December 2022: USD
8,648
m) of Cash and cash equivalents

not available for general use by

the Group, which
consisted of USD
4,730
m (31 December 2023: USD
4,944
m; 31 December 2022: USD
4,253
m) considered by the Group as restricted (refer to Note

23 for more information) and USD
11,855
m (31 December 2023:
USD
7,052
m; 31 December 2022: USD
4,395
m) placed at central banks to

meet local statutory minimum reserve

requirements.

8 Includes only balances with an

original maturity of three months or

less.

9 The
balance includes USD
0.3
bn related to cash

held in Assets of

disposal groups held for

sale, recognized within

Other non-financial assets.

10 Money market paper

is included in the

balance sheet under Financial
assets at fair value not held for trading (31 December 2024: USD
2,589
m; 31 December 2023: USD
6,345
m; 31 December 2022: USD
6,048
m), Other financial assets measured at amortized cost (31 December 2024:
USD
402
m; 31 December 2023: USD
415
m; 31 December 2022: USD
6,459
m) and Financial assets at fair value held for trading (31 December 2024: USD
126
m; 31 December 2023: USD
259
m; 31 December 2022:
USD
2
m).

11 Includes dividends received from associates reported within Net cash flow from / (used in) investing activities.
Changes in liabilities arising from financing activities
USD m
Debt issued
measured at
amortized
cost
of which:
short-term
1
of which:
long-term
2
Securities
financing
transactions
measured at
amortized
cost
3
Swiss
National
Bank
funding
4
Debt issued
designated
at fair value
Over-the-
counter debt
instruments
5
Total
3
Balance as of 31 December 2022
114,621
29,676
84,945
73,638
1,684
189,943
Changes arising upon the acquisition of the Credit

Suisse Group
6
110,491
5,303
105,188
7,659
97,146
44,909
4,872
265,077
Cash flows
5,062
3,169
1,893
(56,516)
(520)
(1,109)
(53,083)
Non-cash changes
7,644
381
7,263
4,224
10,262
178
22,308
of which: foreign currency translation
5,291
408
4,882
4,224
1,780
(99)
11,195
of which: fair value changes
8,507
172
8,679
of which: hedge accounting and other effects
2,353
(27)
2,380
(25)
105
2,434
Balance as of 31 December 2023
237,817
38,530
199,288
7,659
44,854
128,289
5,625
424,245
Cash flows
(17,469)
(7,407)
(10,062)
1,533
(42,587)
(19,194)
(281)
(77,998)
Non-cash changes
(6,129)
(613)
(5,516)
(411)
(2,267)
(1,186)
192
(9,801)
of which: foreign currency translation
(6,630)
(613)
(6,017)
(376)
(2,267)
(3,245)
(260)
(12,778)
of which: fair value changes
2,388
(87)
2,301
of which: hedge accounting and other effects
501
501
(35)
(329)
539
676
Balance as of 31 December 2024
214,219
30,509
183,709
8,782
0
107,909
5,536
336,446
1 Debt with an original contractual maturity of less than

one year.

2 Debt with an original maturity greater than

or equal to one year. The classification of debt issued into short-term and long-term does not consider
any early redemption

features.

3 Comparative

information as

of 31

December 2023

was revised

to include

securities financing

transactions measured

at amortized cost

that use UBS

debt instruments

as the
underlying. Cash flows

in 2023 associated

with these instruments

were included in

operating activities,

as they were

not material.

4 Reflects the Emergency

Liquidity Assistance facility

from the Swiss

National
Bank, which was recognized in the balance sheet line Amounts due to banks.

5 Included in balance sheet line Other financial liabilities designated at fair value.

6 Refer to Note 2 for more information about the
acquisition of the Credit Suisse Group.

Annual Report 2024
| Consolidated financial statements | UBS

Group AG consolidated financial statements

263
Notes to the UBS Group AG consolidated financial statements
Note 1

Summary of material accounting policies
The following table provides an overview of information included in this Note.
264
a)
Material accounting policies
264
Basis of accounting
264
1)

Consolidation and business combinations
265
2)

Financial instruments
265
a.
Recognition
265
b.
Classification, measurement and presentation
268
c.
Loan commitments and financial guarantees
269
d.
Interest income and expense
269
e.
Derecognition
269
f.
Fair value of financial instruments
270
g.
Allowances and provisions for expected
credit losses
274
h.
Restructured and modified financial assets
274
i.
Offsetting
274

j.
Hedge accounting
275
3)
Fee and commission income and expenses
275
4)
Share-based and other deferred compensation plans
276
5)
Post-employment benefit plans
276
6)
Income taxes
277
7)
Investments in associates
277
8)
Property, equipment and software
277 9)
Goodwill and other separately identifiable intangible
assets
278
10)
Provisions and contingent liabilities
278
11)
Foreign currency translation
279
12)
UBS Group AG shares held (treasury shares)
279
13) Cash and cash equivalents
279
b)
Changes in IFRS Accounting Standards and
Interpretations

Annual Report 2024
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

On 6 March

2025,

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

The following

areas contain

estimation uncertainty

or require

critical judgment

and have

a significant

effect on

amounts recognized

in the

Financial
Statements:
–
provisional amounts of identifiable assets

acquired and liabilities assumed with

the acquisition of the Credit Suisse

Group (refer to item 1 in this Note

and
to Note 2);
–
expected credit loss measurement (refer to item 2g in this Note and to Note 20);
–
fair value measurement (refer to item 2f in this Note

and to Note 21);
–
income taxes (refer to item 6 in this Note and to Note

9);
–
provisions and contingent liabilities (refer to item 10 in this

Note and to Note 18);
–
post-employment benefit plans (refer to item 5 in

this Note and to Note 26);
–
goodwill (refer to item 9 in this Note and to Note

13); and
–
consolidation of structured entities (refer to item 1 in this Note and to Note 28).

1) Consolidation and business combinations
Consolidation
The Financial

Statements include

the financial

statements of

the parent

company (UBS

Group AG) and

its subsidiaries,
presented as a

single economic entity; intercompany

transactions and balances

have been eliminated.

UBS consolidates
all entities that

it controls,

including structured

entities (SEs),

which is the

case when

it has:

(i) power over

the relevant
activities of the

entity;

(ii) exposure to

the entity‘s variable

returns;

and (iii) the ability

to use its

power to affect

its own
returns.
Consideration is given to all facts and circumstances to determine whether the Group has power over another entity, i.e.
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

Annual Report 2024
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

portfolios

of financial

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

Annual Report 2024
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

triggers, i.e. a

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
If a debt were to be written down or converted into equity in a future period, it would be partially or fully derecognized, with

the

difference

between

its

carrying

amount

and

the

fair

value

of

any

equity

issued

recognized

in

the

income
statement,

with the conversion features classified as equity always remaining in
Equity attributable to shareholders
.

Financial liabilities measured at fair value through profit or loss

UBS designates certain issued debt instruments as financial liabilities at fair value through profit or loss, on the basis that such financial instruments

include embedded

derivatives that

are not

closely related

and which significantly

impact the
cash flows of the instrument and

/ or are managed on a

fair value basis (refer to

the table below for more information).
Financial instruments

including embedded

derivatives arise

predominantly from

the issuance

of certain

structured debt
instruments.

Measurement and presentation

On initial recognition, financial instruments are measured at fair value adjusted for directly attributable transaction costs, unless the instrument is classified at FVTPL, in which case transaction costs are excluded.
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

Annual Report 2024
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
– other financial assets originated or acquired principally
for the purpose of selling or repurchasing in the near
term, or that are part of a portfolio of identified
financial instruments that are managed together

and for
which there is evidence of a recent actual pattern of
short-term profit taking. Included in this category

are
debt instruments (including those in the form

of
securities, money market paper,

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

Annual Report 2024
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

commitments

are

arrangements

to

provide

credit

under

defined

terms

and

conditions.

Irrevocable

loan
commitments

are

classified

as:

(i) derivative

loan

commitments

measured

at

fair

value

through

profit

or

loss;

(ii) loan
commitments

designated

at

fair

value

through

profit

or

loss;

or (iii)

loan commitments

not

measured

at

fair

value,

in
which case the ECL requirements as set out

in item 2g in this Note apply.

Financial guarantee contracts are

contracts that require UBS

to make specified payments

to reimburse the holder

for an
incurred loss

because a

specified debtor

fails to

make payments

when due

in accordance

with the

terms of a

specified
debt instrument.

The ECL

requirements as

set out

in item

2g in

this Note

apply to

financial guarantees

issued that

are
not accounted for at FVTPL.
Financial

guarantee

contracts

held

by

UBS

for

credit

risk

mitigation

purposes

that

are

assessed

to

be

integral

to

the
guaranteed

exposure

are

accounted

for

as

a

component

of

that

exposure

with

cash

flows

expected

from

the

credit
enhancement included in the measurement of the ECL of the respective exposure. Rights to reimbursement arising from
financial

guarantees

held

that

are

not

integral

to

the

terms

of

the

exposure

they

cover

are

recognized

when

their
realization is considered to be virtually certain.

Annual Report 2024
| Consolidated financial statements | UBS

Group AG consolidated financial statements

269
Note 1

Summary of material accounting policies (continued)
d. Interest income and expense
Interest income

from financial

instruments measured

at amortized

cost and

FVOCI and

interest expense

from financial
instruments measured at amortized cost are recognized in the income statement based on the effective interest method.
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

i.e.

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

Most

OTC

derivative

contracts

and

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

Annual Report 2024
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

UBS’s governance framework

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
–
Stage 1 –

those instruments

for which

no significant

increase in

credit risk

(SICR) has

been observed

(see
Significant
increase in credit

risk

below): Maximum 12-month

ECL are recognized

from initial recognition,

reflecting the portion
of lifetime ECL that would result if a default occurs in the 12 months after the reporting date, weighted by the risk of
a default occurring.

–
Stage 2

–

those

instruments

for

which

an

SICR

is

observed

but

which

are

not

credit

impaired:

Lifetime

ECL

are
recognized reflecting lifetime cash shortfalls that would result from all possible default events over the expected life of
a financial instrument,

weighted by the

risk of a

default occurring. When

an SICR is

no longer observed,

the instrument
will move back to stage 1.
– Stage 3 – credit-impaired financial instruments (as determined by the occurrence of one or more loss events): Lifetime
ECL are

always recognized

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

Consistent with

the requirements

of IFRS 3

and IFRS 9,

immediately after

the application

of the

acquisition method

to
the business combination, acquired

financial instruments carried at

amortized cost or FVOCI

that are not deemed credit
impaired are

classified as stage 1

financial instruments and

a maximum

12-month ECL is

recognized, resulting in

a carrying
amount of the respective financial instruments below their

acquisition-date fair value. As and when significant

increases
in credit risk subsequently arise, these exposures will move to stage 2, and if assessed to be credit-impaired, to stage

3.
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

Annual Report 2024
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
independent.
For the purpose

of determining the

ECL-relevant parameters,

UBS leverages its

Basel III advanced internal

ratings-based
(A-IRB) models that

are also used

in determining expected loss

(EL) and risk-weighted assets

under the Basel III framework
and

Pillar 2

stress

loss

models.

Adjustments

have

been

made

to

these

models

and

IFRS-9-related

models

have

been
developed that consider the complexity, structure and risk profile of relevant portfolios and take account of the fact that
PDs and LGDs

used in the

ECL calculation are

PIT based, as

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

›
Refer to Note 20 for more information

Annual Report 2024
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

risk.
Customary master credit

agreements in the

Swiss corporate market

also include

on-demand loans and

revocable undrawn
commitments.

For

smaller

commercial

facilities,

a

risk-based

monitoring

(RbM)

approach

is

in

place

that

highlights
negative

trends

as

risk

events,

at

an

individual

facility

level,

based

on

a

combination

of

continuously

updated

risk
indicators. The risk

events trigger additional

credit reviews by

a risk officer,

enabling informed credit decisions

to be taken.
Larger corporate facilities are

not subject to RbM but are

reviewed at least annually through

a formal credit review. UBS
has assessed these credit risk management practices and

considers both the RbM approach and formal credit reviews

as
substantive

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

Annual Report 2024
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
Credit risk

officers are

responsible for

the identification

of an

SICR, which

for accounting

purposes is

in some

respects
different

from

internal

credit

risk

management

processes.

This

difference

mainly

arises

because

ECL

accounting
requirements are instrument specific, such that a

borrower can have multiple exposures allocated

to different stages, and
maturing loans in stage 2 will migrate to stage 1 upon renewal irrespective of the actual credit risk at that time. Under a
risk-based

approach,

a

holistic

counterparty

credit

assessment

and

the

absolute

level

of

risk

at

any

given

date

will
determine what risk-mitigating actions may be warranted.
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

Annual Report 2024
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
as part

of a

credit restructuring

where a

counterparty

is in

financial

difficulties. The

restructuring

or modification

of a
financial asset

could lead

to

a

substantial change

in

the

terms

and conditions,

resulting

in

the

original

financial

asset
being

derecognized

and

a

new

financial

asset

being

recognized.

Where

the

modification

does

not

result

in

a
derecognition, any difference between

the modified contractual cash

flows discounted at the

original EIR and

the existing
gross carrying amount of the given financial asset is recognized in the income statement as of the date of modification.

i. Offsetting
UBS presents recognized financial assets and liabilities

net on its balance sheet only if (i) it has a legally enforceable right
to set

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

enforceable

netting
arrangements. Repurchase arrangemen

ts and securities financing

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
›
Refer to Note 25 for more information

Annual Report 2024
| Consolidated financial statements | UBS

Group AG consolidated financial statements

275
Note 1

Summary of material accounting policies
(continued)
3) Fee and commission income and expenses
UBS earns

fee income

from the

diverse range

of services

it provides

to its

clients. Fee

income can

be divided

into two
broad

categories:

fees

earned from

services

that

are

provided

over

a

certain

period

of time,

such

as

management

of
clients’ assets, custody services

and certain advisory

services; and fees

earned from PIT services,

such as underwriting fees,
deal-contingent merger and acquisitions fees, and brokerage fees (e.g. securities and derivatives execution and clearing).
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
e.g.

management

of

client

assets

and

custodial

services.

As

a

consequence,

UBS

is

not

required

to

apply

significant
judgment in allocating the consideration received across

the various performance obligations.
PIT services

are generally

for a

fixed price

or dependent

on deal

size, e.g.

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

Annual Report 2024
| Consolidated financial statements | UBS

Group AG consolidated financial statements

276
Note 1

Summary of material accounting policies (continued)

For equity-settled

awards, forfeiture

events resulting

from a

breach of

a non-vesting

condition (i.e.

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

Annual Report 2024
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

Forecasts are

reviewed annually,

but adjustments may be

made at other

times, if required.

If recent losses

have been incurred,

convincing evidence is
required to prove

there is sufficient

future profitability given

that the value of

UBS’s DTAs

may be affected,

with effects primarily recognized

through the
income statement.
In addition, judgment is

required to assess the expected

value of uncertain tax

positions and the related

probabilities, including interpretation

of tax laws,
the resolution of any income-tax-related appeals and litigation.

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

Annual Report 2024
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

Annual Report 2024
| Consolidated financial statements | UBS

Group AG consolidated financial statements

279
Note 1

Summary of material accounting policies
(continued)
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

any) is
reported as Share premium .
13) Cash and cash equivalents
For the purposes of the statement of cash flows, cash and

cash equivalents consist of balances with an original

maturity
of three months or less including cash, money

market paper and balances with central and other banks.
In certain circumstances

cash and cash

equivalent balances

held by UBS

are not available

for the use

by the

Group, for
example

amounts

placed

at

central

banks

to

meet

local

statutory

minimum

reserve

requirements,

balances

protected
under client asset segregation rules and balances pledged

under the depositor protection schemes.

b) Changes in IFRS Accounting Standards and Interpretations

IFRS 18,
Presentation and Disclosure in Financial Statements
In

April

2024,

the

IASB

issued

a

new

standard,

IFRS 18,
Presentation

and

Disclosure

in

Financial

Statements
,

which
replaces IAS 1, Presentation of Financial Statements
. The main changes introduced by IFRS 18 relate

to:
– the structure of income statements;
–
new disclosure requirements for management performance

measures; and
–
enhanced guidance on aggregation and disaggregation

of information on the face of

financial statements and in the
notes thereto.
IFRS 18 is effective

from 1 January

2027 and

will also

apply to comparative

information. UBS

will first

apply these

new
requirements

in

the

Annual

Report

2027

and,

for

interim

reporting,

in

the

first

quarter

2027

interim

report.

UBS

is
assessing the impact of the

new requirements on its reporting but

expects it to be limited.

UBS will evaluate the grouping
of

items

in

the

primary

financial

statements

and

in

the

notes

thereto

based

on

new

principles

of

aggregation

and
disaggregation in IFRS 18.
Amendments to IFRS 9, Financial Instruments , and IFRS 7, Financial Instruments: Disclosures
In

May

2024,

the

IASB

issued

Amendments

to

the

Classification

and

Measurement

of

Financial

Instruments

–
Amendments to IFRS 9 and IFRS 7 (the Amendments).
The Amendments relate to:
–
derecognition of financial liabilities settled through electronic transfer systems;
–
assessment of contractual cash

flow characteristics in classifying

financial assets, including those

with environmental,
social and corporate

governance and similar features,

non-recourse features, and

contractually linked instruments; and
–
disclosure

of

information

about

financial

instruments

with

contingent

features

that

can

change

the

amount

of
contractual cash flows, as well as equity instruments designated at fair value through other comprehensive income.
The

Amendments

are

effective

from

1 January

2026,

with

early

application

permitted

either

for

the

entire

set

of
amendments or for only those

that relate to classification

of financial instruments. UBS

is currently assessing the

impact
of the new requirements on its financial statements.
Other amendments to IFRS Accounting Standards
The IASB has issued

a number of

minor amendments to

IFRS Accounting Standards,

effective from

1 January 2024 and
later.

These amendments do not have or are not expected

to have a significant effect on UBS when they are

adopted.

Annual Report 2024
| Consolidated financial statements | UBS

Group AG consolidated financial statements

280

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

Credit

Suisse

Group AG

constituted

a

business
combination

under

IFRS 3,
Business

Combinations
, and

was

required

to

be accounted

for

by applying

the

acquisition
method of accounting.

IFRS 3 measurement period adjustments for the acquisition

of the Credit Suisse Group
The

acquisition

of Credit

Suisse

Group AG

was

made

without

the

ordinary

due diligence

procedures

and outside

the
conventional time

frame

for an

acquisition

of this

scale

and nature.

As such,

complete

information about

all relevant
facts

and

circumstances

as

of

the

acquisition

date

was

not

practically

available

to

UBS

at

the

time

when

the

initial
acquisition accounting was applied,

with the amounts that form

part of the business combination

accounting therefore
considered

provisional

and

subject

to

further

measurement

period

adjustments

if

new

information

about

facts

and
circumstances existing on the date of the acquisition were to be obtained within one year from the acquisition date. The acquisition of Credit

Suisse Group AG resulted in

provisional negative goodwill of

USD
27.7
bn reported in

the UBS Group
Annual Report 2023.

For details

of the

accounting

for the

acquisition,

including

measurement

period adjustments

effected

during the

year
ended 31 December 2023,

refer to “Note 1a

Material accounting

policies” and “Note

2 Accounting for the

acquisition
of the Credit Suisse Group” in the “Consolidated financial

statements” section of the UBS Group Annual Report

2023.

In the second quarter of 2024, in

light of the additional information about circumstances existing on the acquisition date
that became available to management,

IFRS 3 measurement period adjustments

of USD
0.2
bn were made in relation to
Provisions and

contingent

liabilities

(refer

to
“Change

in provisions

and contingent

liabilities”

below). In

addition, fair
value measurement adjustments of

USD
0.3
bn were made

to the acquisition

date fair values

of exposures associated with
Russia, as well as other positions

in Non-core and Legacy, following the completion of

a detailed review. The adjustments
reflect management’s

final conclusions

on critical

assumptions and

judgments, which

are within

a range

of reasonably
possible

outcomes,

relating

to

significant

uncertainties

that

existed

on

the

acquisition

date.

Comparative-period
information has been revised accordingly.

The measurement period adjustments effected in the second quarter of 2024 resulted in a decrease in negative goodwill to USD
27.3
bn from the provisional

amount of USD
27.7
bn previously reported

in the UBS Group

Annual Report 2023.
Retained earnings have been revised to reflect the impact on the prior-period income statement of net USD
0.5
bn. With
the

measurement

period

adjustments

effected

in

the

second

quarter

of

2024

and

the

finalization

of

the

amount

of
negative goodwill, the acquisition accounting for the transaction is complete.
Change in provisions and contingent liabilities
In addition to

the existing USD
1.3
bn litigation provisions previously recorded by

the Credit Suisse Group, UBS

recognized
on

the

acquisition

date

USD
5.6
bn

in
Provisions

and

contingent

liabilities

for

additional

litigation

provisions

and
contingent

liabilities,

which

includes

USD
1.6
bn

for

litigation

provisions

to

reflect

management’s

assessment

of

the
associated probability,

timing and amount considering new information, and

USD
4.0
bn contingent liabilities for certain
obligations in respect

of litigation, regulatory

and similar matters

identified in the

purchase price

allocation. The

timing
and

actual

amount

of

outflows

associated

with

litigation

matters

are

uncertain.

UBS

has

continued

to

assess

the
development

of

these

obligations

and

the

amount

and

timing

of

potential

outflows.

The

USD
4.0
bn

of

contingent
liabilities reflect an increase

of USD
0.2
bn in the second quarter

of 2024 from the USD
3.8
bn previously reported

in the
UBS Group Annual Report 2023.
Effect of measurement period adjustments on the acquisition

date balance sheet

The table

below sets

out the

identifiable net

assets attributable

to the

acquisition of

the Credit

Suisse Group

as at

the
acquisition date adjusted to reflect

the effects of measurement period

adjustments made in the second quarter

of 2024
detailed above.

Annual Report 2024
| Consolidated financial statements | UBS

Group AG consolidated financial statements

281
Note 2

Accounting for the acquisition of the Credit Suisse Group

(continued)

USD m
Purchase price consideration, after consideration of share-based compensation awards
3,710
Credit Suisse Group net identifiable assets on the acquisition date
Assets
As previously
reported in the
Annual Report 2023
Measurement period
adjustments made in
the second quarter of
2024 Revised
Cash and balances at central banks
93,012
(89)
92,923
Amounts due from banks
13,590
(15)
13,575
Receivables from securities financing transactions measured at amortized cost
26,194
26,194
Cash collateral receivables on derivative instruments
20,878
20,878
Loans and advances to customers
247,219
(175)
247,044
Other financial assets measured at amortized cost
13,428
(43)
13,385
Total financial assets measured at amortized cost
414,322
(322)
414,000
Financial assets at fair value held for trading
56,237
56,237
Derivative financial instruments
62,162
62,162
Brokerage receivables
366
366
Financial assets at fair value not held for trading
54,199
54,199
Total financial assets measured at fair value through profit or loss
172,964
172,964
Financial assets measured at fair value through other comprehensive income
0
0
Investments in associates
1,569
1,569
Property, equipment and software
6,055
6,055
Intangible assets
1,287
1,287
Deferred tax assets
998
998
Other non-financial assets
6,892
6,892
Total assets
604,088
(322)
603,766
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
67,782
67,782
Brokerage payables designated at fair value
316
316
Debt issued designated at fair value
44,909
44,909
Other financial liabilities designated at fair value
7,574
7,574
Total financial liabilities measured at fair value through profit or loss
126,292
126,292
Provisions and contingent liabilities
9,945
161
10,106
Other non-financial liabilities
3,901
3,901
Total liabilities
572,209
161
572,370
Non-controlling interests
(285)
(285)
Fair value of net assets acquired
31,594
(483)
31,110
Settlement of pre-existing relationships
135
135
Negative goodwill resulting from the acquisition
27,748
(483)
27,264

Annual Report 2024
| Consolidated financial statements | UBS

Group AG consolidated financial statements

282
Note 2

Accounting for the acquisition of the Credit Suisse Group

(continued)
The tables

below set

out the

consequential impact

of the

measurement period

adjustments on

the previously

reported
income statement for the year

ended 31 December 2023, the balance

sheet as of 31 December 2023,

and the statement
of cash flows for the year ended 31 December 2023.

Effect of the measurement period adjustments on the income statement for the year ended 31 December 2023
For the year ended 31 December 2023
USD m
As previously
reported in the
Annual Report
2023

Measurement
period
adjustments
made in the
second quarter
of 2024 Revised
Net interest income
7,297
7,297
Other net income from financial instruments measured

at fair value through profit or loss
11,583
11,583
Fee and commission income
23,766
23,766
Fee and commission expense
(2,195)
(2,195)
Net fee and commission income
21,570
21,570
Other income
384
384
Total revenues
40,834
40,834
Negative goodwill
27,748
(483)
27,264
Credit loss expense / (release)
1,037
1,037
Personnel expenses
24,899
24,899
General and administrative expenses
10,156
10,156
Depreciation, amortization and impairment of non-financial

assets
3,750
3,750
Operating expenses
38,806
38,806
Operating profit / (loss) before tax
28,739
(483)
28,255
Tax expense / (benefit)
873
873
Net profit / (loss)
27,866
(483)
27,382
Net profit / (loss) attributable to non-controlling interests
16
16
Net profit / (loss) attributable to shareholders
27,849
(483)
27,366

Annual Report 2024
| Consolidated financial statements | UBS

Group AG consolidated financial statements

283
Note 2

Accounting for the acquisition of the Credit Suisse Group

(continued)

Effect of the measurement period adjustments on the balance sheet as of 31 December 2023
USD m As of 31 December 2023
Assets
As previously
reported in the
Annual Report
2023
Measurement
period
adjustments
made in the
second quarter
of 2024 Revised
Total financial assets measured at amortized cost
1,189,773
(322)
1,189,451
of which: Cash and balances at central banks
314,148
(89)
314,060
of which: Amounts due from banks
21,161
(15)
21,146
of which: Loans and advances to customers
639,844
(175)
639,669
of which: Other financial assets measured at amortized cost
65,498
(43)
65,455
Total assets
1,717,246
(322)
1,716,924
Liabilities
Provisions and contingent liabilities
12,250
161
12,412
Total liabilities
1,630,607
161
1,630,769
Equity
Equity attributable to shareholders
86,108
(483)
85,624
of which: Retained earnings
74,880
(483)
74,397
Total equity
86,639
(483)
86,156
Total liabilities and equity
1,717,246
(322)
1,716,924

Effect of the measurement period adjustments on the statement of cash flows for the year ended 31 December 2023
For the year ended 31 December 2023
USD m
As previously
reported in the
Annual Report
2023
Measurement
period
adjustments
made in the
second quarter
of 2024 Revised
Cash flow from / (used in) operating activities
Net profit / (loss)
27,866
(483)
27,382
Non-cash items included in net profit and other adjustments:
of which: Negative goodwill
(27,748)
483
(27,264)
Net cash flow from / (used in) operating activities
86,068
86,068
Net cash flow from / (used in) investing activities
103,228
(104)
103,124
of which: Cash and cash equivalents acquired upon acquisition of the Credit Suisse Group
108,510
(104)
108,406
Net cash flow from / (used in) financing activities
(58,262)
(58,262)
Total cash flow
Cash and cash equivalents at the beginning of the period
195,321
195,321
Net cash flow from / (used in) operating, investing and financing activities
131,035
(104)
130,931
Effects of exchange rate differences on cash and cash equivalents
13,955
13,955
Cash and cash equivalents at the end of the period
340,311
(104)
340,207
of which: cash and balances at central banks
314,065
(89)
313,976
of which: amounts due from banks
19,227
(15)
19,212
of which: money market paper
7,018
7,018

Annual Report 2024
| Consolidated financial statements | UBS

Group AG consolidated financial statements

284
Note 2

Accounting for the acquisition of the Credit Suisse Group

(continued)
Conclusion of an investment management agreement

with Apollo and the transfer of senior secured

asset-
based financing
In the

first quarter

of 2024,

UBS and

entities associated with

Apollo Global

Management (Apollo) and

Atlas SP

(Atlas)
entered into

agreements to

conclude the

investment management agreement

under which

Atlas has

managed Credit
Suisse’s retained portfolio of assets of its former securitized products group. Following the closure of this agreement, the
assets previously managed by Atlas are to

be managed in Non-core and

Legacy. The

parties also agreed to conclude the
transition

services

agreement under

which Credit

Suisse has

provided services

to Atlas.

In addition,

Credit Suisse

AG entered
into

an agreement

with Apollo

Capital

Management

(ACM)

and other

parties

managed,

controlled

and / or

advised

by ACM
or its affiliates (collectively, the Assignees) to transfer USD
8.0
bn of senior secured asset-based financing,

with USD
6.0
bn
funded as

of 31 December

2023 recognized

as financial

assets at

fair value

held for

trading

at a fair

value of

USD
5.5
bn and
the remaining notional of USD
2.0
bn recognized as derivative loan commitments at a fair value of

USD
0.15
bn, with the
fair values of both financing components derecognized from the Group’s balance sheet as of 31 March 2024. As part of the

loan transfer,

the

Group

extended a

one-year senior

swingline facility

to

the

Assignees with

a

total amount

as

of
31 December 2024 of

USD
0.75
bn, which

is accounted for

as an

off-balance sheet irrevocable commitment. In

the first
quarter of

2024, the

Group

recognized a

net

gain

of

USD
0.3
bn

from

the

conclusion of

the

investment management
agreement and the assignment of the loan

facilities, after the accounting

for the purchase price allocation

adjustments at
the closing

of the acquisition

of the Credit

Suisse Group.
Other transactions related to businesses and subsidiaries

of Credit Suisse
In June 2024, the Credit

Suisse supply chain finance funds

(the SCFFs) made a voluntary

offer to the SCFFs’ investors

to
redeem all outstanding fund units.

›
Refer to Note 18 for more information
In August

2024 and

October 2024,

respectively, UBS

has also

entered into

the agreements

to sell

Select Portfolio Servicing,
the US mortgage servicing business of Credit Suisse, and

its
50
% interest in Swisscard AECS GmbH.
›
Refer to Note 29 for more information

Note 3a

Segment reporting
UBS’s businesses are

organized globally into

five business divisions:

Global Wealth

Management, Personal

& Corporate
Banking, Asset

Management, the

Investment Bank,

and Non-core

and Legacy.

All five

business divisions are

supported
by our

Group

functions

and qualify

as reportable

segments for

the purpose

of segment

reporting.

Together

with the
Group functions,

the five business divisions reflect the

management structure of the Group.
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

and private markets and capital

markets, cash and
derivatives trading across equities and fixed income, and

financing.

–
Non-core and Legacy

includes positions and businesses not aligned with our long-term strategy and risk appetite. It
consists of selected

assets and liabilities

from the Credit

Suisse business divisions,

as well as

residual assets and

liabilities
from UBS’s former Non-core and

Legacy Portfolio that preceded the acquisition of

the Credit Suisse Group and smaller
amounts of

assets and

liabilities of

UBS’s business

divisions that

have been

assessed as

not strategic

in light

of that
acquisition.

–
Our Group functions are

support and control functions

that provide services to

the Group. Virtually

all costs incurred
by the

Group functions

are allocated

to the

business divisions,

leaving a

residual amount

that we

refer to

as
Group
Items

in our segment reporting. Group functions include the following major areas: Group Services (which consists of the Group

Operations and

Technology Office,

Group Compliance,

Regulatory &

Governance, Group

Finance, Group
Risk Control, Group Human Resources and Corporate Services, Communications

& Branding, Group Legal, the Group
Integration Office, Group Sustainability and Impact and the

Chief Strategy Office) and Group Treasury.

Annual Report 2024
| Consolidated financial statements | UBS

Group AG consolidated financial statements

285
Note 3a

Segment reporting (continued)
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
Segment

assets

are

based

on

a

third-party

view

and

do

not

include

intercompany

balances.

This

view

is

in

line

with
internal

reporting

to

the

GEB.

If

one

operating

segment

is

involved

in

an

external

transaction

together

with

another
operating segment

or Group

function, additional

criteria are

considered to

determine the

segment that

will report

the
associated

assets.

This

will

include

a

consideration

of

which

segment’s

business

needs

are

being

addressed

by

the
transaction

and

which

segment

is

providing

the

funding

and

/

or

resources.

Allocation

of

liabilities

follows

the

same
principles.
Non-current assets

disclosed

for segment

reporting purposes

represent assets

that are

expected to

be recovered

more
than

12

months

after

the

reporting

date,

excluding

financial

instruments,

deferred

tax

assets

and

post-employment
benefits.
As part of

the continued

refinement of

UBS’s reporting

structure and

organizational setup,

in the first

quarter of

2024
certain changes

were made,

with an

impact on

segment reporting

for UBS’s

business divisions

and Group

Items. Prior-
period information has been adjusted for comparability.

The changes are as follows.
–
Change in

business division

perimeters
:
UBS has

transferred certain

businesses from

Swiss Bank

(Credit Suisse),
previously

included

in

Personal

&

Corporate

Banking,

to

Global

Wealth

Management.

The

change

predominantly
related

to

the

high

net

worth

client

segment

and

represented

approximately

USD
72
bn

in

invested

assets

and
approximately

USD
0.6
bn

in

annualized

revenues.

A

number

of

other

smaller

business

shifts

were

also

executed
between the business divisions in the first quarter of

2024.

–
Changes to Group Treasury allocations
:
UBS has allocated to the business divisions

nearly all Group Treasury costs
that historically were retained and reported in Group Items. Costs that continue to be retained in Group Items include costs related to hedging and own

debt, and deferred tax asset

funding costs. UBS has also aligned

the internal funds
transfer pricing

methodologies applied

by Credit

Suisse entities

to UBS’s

funds transfer

pricing methodology.

These
changes resulted

in funding

costs of

approximately

USD
0.3
bn for

2023 moving

from

Group

Items to

the

business
divisions, predominantly

related

to the

second half

of 2023.

In parallel

with the

aforementioned

changes, UBS

has
increased the allocation of balance sheet resources from

Group Treasury to the business divisions.
–
Updated

cost

allocations
:

UBS

has

reallocated

USD
0.3
bn

of

annualized

costs

from

Non-core

and

Legacy

to

the
other business divisions, with the aim of avoiding stranded costs in Non-core and Legacy at the end of the integration process.
Following the changes outlined

above, prior-period information for

the twelve-month period ended

31 December 2023
has

been

restated,

resulting

in

decreases

in
Operating

profit

/

(loss)

before

tax

of

USD
144
m

for

Global

Wealth
Management,

USD
337
m for

Personal

&

Corporate

Banking

and

USD
28
m for

the

Investment

Bank,

and

increases

in
Operating profit / (loss) before tax

of USD
341
m for Group Items, USD
154
m for Non-core and Legacy and USD
14
m for
Asset Management.
Prior-period

information

as

of

31 December

2023

has

also

been

restated,

resulting

in

increases

of
Total

assets

of
USD
98.4
bn in

Global Wealth Management,

USD
13.3
bn in

Personal &

Corporate Banking, USD
28.9
bn in

the Investment
Bank and USD
28.6
bn in Non-core and

Legacy, with a corresponding

decrease of
Total assets

of USD
169.2
bn in Group
Items.
These changes had no effect on the reported results or financial position of the Group.

Annual Report 2024
| Consolidated financial statements | UBS

Group AG consolidated financial statements

286
Note 3a

Segment reporting (continued)

USD m
Global Wealth
Management
Personal &
Corporate
Banking
Asset

Management
Investment
Bank
Non-core and
Legacy Group Items UBS
For the year ended 31 December 2024
Net interest income
7,358
5,650
(63)
(3,597)
126
(2,365)
7,108
Non-interest income
17,158
3,684
3,246
14,544
1,480
1,391
41,503
Total revenues
24,516
9,334
3,182
10,948
1,605
(975)
48,611
Credit loss expense / (release)
(16)
404
(1)
97
69
(2)
551
Operating expenses
20,608
5,741
2,663
8,934
3,512
(220)
41,239
Operating profit / (loss) before tax
3,924
3,189
520
1,917
(1,976)
(752)
6,821
Tax expense / (benefit)
1,675
Net profit / (loss)
5,146
Additional information
Total assets
559,601
447,068
22,702
453,422
68,260
13,975
1,565,028
Additions to non-current assets
889
361
100
768
88
0
2,206

USD m
Global
Wealth
Management
Personal &
Corporate
Banking
Asset

Management
Investment
Bank
Non-core and
Legacy Group Items
Negative
goodwill
1
UBS
For the year ended 31 December 2023
2
Net interest income
7,082
4,878
(40)
(2,915)
437
(2,144)
7,297
Non-interest income
14,474
2,810
2,726
11,619
260
1,648
33,536
Total revenues
21,556
7,687
2,686
8,703
697
(495)
40,834
Negative goodwill
27,264
27,264
Credit loss expense / (release)
166
482
0
190
193
6
1,037
Operating expenses
17,945
4,394
2,353
8,585
5,091
438
38,806
Operating profit / (loss) before tax
3,445
2,811
332
(72)
(4,587)
(938)
27,264
28,255
Tax expense / (benefit)
873
Net profit / (loss)
27,382
Additional information
Total assets 1,2
567,648
483,794
21,804
428,269
201,131
14,277
1,716,924
Additions to non-current assets
2,584
3,279
709
530
3,062
550
10,714

USD m
Global Wealth
Management
Personal &
Corporate
Banking
Asset

Management
Investment
Bank
Non-core and
Legacy Group Items UBS
For the year ended 31 December 2022
Net interest income
5,273
2,191
(19)
(242)
1
(585)
6,621
Non-interest income
13,694
2,111
2,980
3
8,958
236
(37)
27,942
Total revenues
18,967
4,302
2,961
8,717
237
(622)
34,563
Credit loss expense / (release)
0
39
0
(12)
2
1
29
Operating expenses
13,989
2,452
1,564
6,832
104
(12)
24,930
Operating profit / (loss) before tax
4,977
1,812
1,397
1,897
131
(611)
9,604
Tax expense / (benefit)
1,942
Net profit / (loss)
7,661
Additional information
Total assets
388,530
235,226
17,348
391,320
13,367
58,574
1,104,364
Additions to non-current assets
42
13
1
34
0
1,970
2,060
1 Comparative-period information has been

revised to reflect measurement period

adjustments. Refer to Note

2 for more information.

2 Comparative-period information has

been restated for changes in

business
division perimeters, Group Treasury allocations and Non-core and Legacy cost allocations.

3 Includes an USD
848
m gain in Asset Management related to the sale

of UBS‘s shareholding in Mitsubishi Corp.-UBS Realty
Inc.

Annual Report 2024
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

is evaluated.

These allocations

involve assumptions

and judgments

that management

considers to
be reasonable and

may be refined

to reflect changes

in estimates or

management structure.

The main principles

of the
allocation

methodology

are

that

client

revenues

are

attributed

to

the

domicile

of

the

given

client,

and

trading

and
portfolio

management

revenues

are

attributed

to

the

country

where

the

risk

is

managed.

This

revenue

attribution

is
consistent with the mandate of the

regional Presidents. Certain revenues,

such as those related to Non-core

and Legacy
and Group Items, are included in the Global

line.
The

geographical

analysis

of

non-current

assets

is

based

on

the

location

of

the

entity

in

which

the

given

assets

are
recorded.
For 2023, the allocation of total revenues by geographical region for Credit Suisse is not available on the same allocation
basis as for the UBS Group and the cost to develop this

information would have been excessive. Therefore,

as permitted
under

IFRS

8,

the

respective

information

is

not

disclosed.

UBS AG

and

Credit

Suisse AG

disclosed

total

revenues

by
geographical region in their 2023 annual reports according

to their respective allocation methodologies.
›
Refer to “UBS AG consolidated financial information”

in the “Consolidated financial statements”

section of the UBS AG Annual
Report 2023 for more information on total revenues by geographical region for UBS AG
›
Refer to the Credit Suisse AG consolidated financial

statements 2023, available at
https://www.ubs.com/global/en/investor-
relations/complementary-financial-information/disclosure-legal-entities/credit-suisse-ag-consolidated.html , for more information on total revenues by geographical region for Credit Suisse AG

For the year ended 31 December 2024
Total revenues Total non-current assets
USD bn Share % USD bn
Share %

Americas
1
16.8
35
8.6
35
Asia Pacific
6.8
14
1.4
6
Europe, Middle East and Africa (excluding Switzerland)
7.7
16
3.1
12
Switzerland
15.1
31
11.6
47
Global
2
2.2
5
0.0
0
Total
48.6
100
24.7
100
For the year ended 31 December 2023
Total revenues
3
Total non-current assets
USD bn Share % USD bn
Share %

Americas
1
9.4
34
Asia Pacific
1.7
6
Europe, Middle East and Africa (excluding Switzerland)
3.3
12
Switzerland
13.3
48
Global
0.0
0
Total
27.7
100
For the year ended 31 December 2022
Total revenues Total non-current assets
USD bn Share % USD bn
Share %

Americas
1
13.8
40
8.9
46
Asia Pacific
5.6
16
1.5
8
Europe, Middle East and Africa (excluding Switzerland)
7.0
20
2.9
15
Switzerland
7.7
22
6.3
32
Global
0.5
1
0.0
0
Total
34.6
100
19.7
100
1 Predominantly related to the US.

2 Includes certain revenues in Asset Management and Global Wealth Management that were not allocated to geographical regions.

3 For 2023, the allocation of total revenues
by geographical region for Credit Suisse is not

available on the same allocation basis as for

the UBS Group and the cost to develop this information

would have been excessive. Therefore,

as permitted under IFRS 8,
the respective information is not disclosed.

Annual Report 2024
| Consolidated financial statements | UBS

Group AG consolidated financial statements

288
Income statement notes
Note 4

Net interest

income and other

net income from

financial instruments

measured at fair

value through
profit or loss

For the year ended
USD m 31.12.24 31.12.23 31.12.22
Net interest income from financial instruments measured

at fair value through profit or loss and other
7,061
3,770
1,403
Other net income from financial instruments measured

at fair value through profit or loss
1
14,690
11,583
7,517
Total net income from financial instruments measured at fair value through profit or loss and other
21,752
15,353
8,920
Net interest income
Interest income from loans and deposits
2
32,494
28,569
9,612
Interest income from securities financing transactions measured at amortized cost
3
4,074
3,948
1,378
Interest income from other financial instruments measured

at amortized cost
1,371
1,187
545
Interest income from debt instruments measured at fair

value through other comprehensive income
104
103
74
Interest resulting from derivative instruments designated as cash flow hedges

(2,049)
(2,064)
173
Total interest income from financial instruments measured at amortized cost and fair value through other comprehensive income
35,994
31,743
11,782
Interest expense on loans and deposits
4
19,653
15,011
2,579
Interest expense on securities financing transactions measured at amortized cost
5
2,051
1,968
1,089
Interest expense on debt issued
14,053
11,072
2,803
Interest expense on lease liabilities
191
166
92
Total interest expense from financial instruments measured at amortized cost
35,947
28,216
6,564
Total net interest income from financial instruments measured at amortized cost and fair value through other comprehensive income
47
3,527
5,218
Total net interest income from financial instruments measured at fair value through profit or loss and other
7,061
3,770
1,403
Total net interest income
7,108
7,297
6,621
1 Includes net losses

from financial liabilities designated

at fair value of

USD
1,836
m (net losses of

USD
4,843
m in 2023 and

net gains of USD
17,037
m in 2022). This

complementary “of which”

information for
financial liabilities designated at fair value excludes fair value changes on hedges related to financial liabilities designated at fair value, and foreign currency translation effects arising from translating foreign currency transactions into the

respective functional currency,

both of which

are reported within

Other net income

from financial instruments

measured at fair

value through profit

or loss. Net

gains / (losses)

from financial
liabilities designated at fair value included net losses of USD
1,844
m (net losses of USD
2,045
m and net gains of USD
4,112
m in 2023 and 2022, respectively) from financial liabilities related to unit-linked investment notes issued by

UBS’s Asset

Management business division.

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
cash collateral payables on

derivative instruments.

3 Includes negative interest, including

fees, on payables

from securities financing transactions

measured at amortized cost.

4 Consists of interest expense

on
amounts due to banks,

cash collateral payables

on derivative instruments,

and customer deposits,

as well as negative

interest on cash and

balances at central

banks, amounts due

from banks, and

cash collateral
receivables on

derivative instruments.

5 Includes

interest expense

on payables

from securities

financing transactions

and negative

interest, including

fees, on

receivables from

securities financing

transactions
measured at amortized cost.
Total

combined

net

interest

income

and other

net

income

from

financial

instruments

measured

at

fair

value

through
profit or loss increased by

USD
2,918
m to USD
21,798
m, largely as a

result of the consolidation of

Credit Suisse revenues
for the

full year,

and included

an increase

of USD
363
m in

accretion

impacts resulting

from

purchase

price allocation
(PPA)

adjustments

on financial

instruments and

other PPA

effects.

Accretion

from

PPA

adjustments

is included

within
Interest income from loans and deposits .
Note 5

Net fee and commission income

For the year ended
USD m 31.12.24 31.12.23 31.12.22
Underwriting fees
786
568
579
M&A and corporate finance fees
1,049
840
804
Brokerage fees
4,586
3,542
3,484
Investment fund fees
5,767
4,837
4,942
Portfolio management and related services
12,323
10,673
9,059
Other
4,217
3,306
1,920
Total fee and commission income
1
28,730
23,766
20,789
of which: recurring
18,208
15,911
14,229
of which: transaction-based
10,371
7,761
6,492
of which: performance-based
150
94
68
Fee and commission expense
2,592
2,195
1,823
Net fee and commission income
26,138
21,570
18,966
1 For the

year ended 31 December

2024, reflects third-party

fee and commission

income of USD
16,341
m for Global

Wealth Management, USD
2,996
m for Personal

& Corporate Banking,

USD
3,737
m for Asset
Management, USD
5,235
m for the Investment Bank, negative USD
7
m for Group Items and USD
428
m for Non-core and Legacy (for the year ended 31 December 2023: USD
13,950
m for Global Wealth Management,
USD
2,417
m for Personal & Corporate Banking, USD
3,376
m for Asset Management, USD
3,979
m for the Investment Bank, negative USD
85
m for Group Items and USD
128
m for Non-core and Legacy; for the year
ended 31 December 2022: USD
12,990
m for Global Wealth Management,

USD
1,654
m for Personal & Corporate

Banking, USD
2,840
m for Asset Management, USD
3,296
m for the Investment Bank, USD
10
m for
Group Items and USD
0
m for Non-core and Legacy).

Comparative-period information has been restated for

changes in business division perimeters, Group

Treasury allocations and Non-core and Legacy cost

allocations.
Refer to Note 3 for more information about the relevant changes.
Net fee

and commission

income

increased by

USD
4,568
m to

USD
26,138
m, largely

as a

result of

the consolidation

of
Credit Suisse revenues

for the full year,

and included an

increase of USD
257
m in accretion

of purchase price

allocation
(PPA)

adjustments

on

financial

instruments

and

other

PPA

effects,

which

was

reflected

in

other

fee

and

commission
income. Accretion

of PPA

adjustments on

financial

instruments is

accelerated

when the

related financial

instrument is
terminated or disposed of before its contractual maturity.

Annual Report 2024
| Consolidated financial statements | UBS

Group AG consolidated financial statements

289
Note 6

Other income

For the year ended
USD m 31.12.24 31.12.23 31.12.22
Associates, joint ventures and subsidiaries
Net gains / (losses) from acquisitions and disposals of

subsidiaries
1
9
24
148
Net gains / (losses) from disposals of investments in associates and joint ventures
135
4
844
2
Share of net profits of associates and joint ventures
3
144
(348)
32
Total
288
(319)
1,024
Net gains / (losses) from disposals of financial assets measured at fair value through other comprehensive income
0
3
(1)
Income from properties
4
49
39
20
Net gains / (losses) from properties held for sale
(17)
12
24
Other
5
354
6
648
7
391
8
Total other income
675
384
1,459
1 Includes foreign exchange gains / (losses) reclassified from other comprehensive income related to the disposal or closure of foreign operations.

Refer to Note 29 for more information about UBS’s

acquisitions and
disposals of subsidiaries and businesses.

2 2022 included an USD
848
m gain related to the sale of UBS’s

shareholding in Mitsubishi Corp.-UBS Realty Inc.

3 2024 includes a loss of USD
80
m due to UBS’s share
of proportionate impairment losses reflected in the profit and loss of an associate (2023: loss of USD
508
m).

4 Includes rent received from third parties.

5 2024 includes gains of USD
21
m related to the repurchase
of UBS’s own

debt instruments (compared with gains

of USD
160
m in 2023 and gains

of USD
98
m in 2022).

6 Includes USD
113
m net gains in Asset Management

from the sale of the

Brazilian real estate fund
management business.

7 Includes USD
174
m of mortgage servicing rights fee income from the Credit Suisse Group.

8 Mainly relates to a portion of the total USD
133
m gain on the sale of UBS’s domestic wealth
management business in

Spain of USD
111
m (with the

remaining amount disclosed

within Net gains

/ (losses) from

acquisitions and

disposals of subsidiaries),

income of USD
111
m related to

a legacy litigation
settlement and a legacy bankruptcy claim.
Note 7

Personnel expenses

For the year ended
USD m 31.12.24 31.12.23 31.12.22
Salaries
1
12,178
10,997
7,045
Variable compensation
2
10,870
9,845
7,954
of which: performance awards
4,456
3,986
3,205
of which: financial advisors
3
5,293
4,549
4,508
of which: other
1,121
1,310
241
Contractors
325
334
323
Social security
1,622
1,473
944
Post-employment benefit plans
4
1,310
1,361
794
of which: defined benefit plans
731
847
437
of which: defined contribution plans
578
514
357
Other personnel expenses
1,013
890
621
Total personnel expenses
27,318
24,899
17,680
1 Includes role-based allowances.

2 Refer to Note 27

for more information.

3 Financial advisor compensation

consists of cash compensation,

determined using a formulaic

approach based on production,

and
deferred awards. It also includes expenses related to compensation commitments with financial advisors entered into at the time of recruitment that are subject to vesting requirements.

4 Refer to Note 26 for more
information. Includes curtailment gains of USD
104
m for the year ended 31 December 2024

(for the year ended 31 December

2023: USD
29
m; for the year ended 31

December 2022: USD
20
m), which represent a
reduction in the defined benefit obligation related to the Swiss pension plans resulting from a decrease in headcount following restructuring activities.
Personnel expenses increased

by USD
2,419
m to

USD
27,318
m, largely

due to

the consolidation of

Credit Suisse expenses
for the full year and included employee costs arising due to the integration of the legacy operations of Credit Suisse into the UBS Group.

Annual Report 2024
| Consolidated financial statements | UBS

Group AG consolidated financial statements

290
Note 8

General and administrative expenses

For the year ended
USD m 31.12.24 31.12.23 31.12.22
Outsourcing costs
1,816
1,492
896
Technology costs
2,356
1,851
1,146
Consulting, legal and audit fees
1,616
1,619
592
Real estate and logistics costs
1,200
1,342
605
Market data services
749
684
419
Marketing and communication
575
408
265
Travel and entertainment
337
278
172
Litigation, regulatory and similar matters
1
(128)
809
348
Other
1,604
1,673
2
746
Total general and administrative expenses
10,124
10,156
5,189
1 Reflects the net

increase / (decrease) in

provisions for litigation,

regulatory and similar matters

recognized in the income

statement, including a release

of IFRS 3 acquisition-related

contingent liabilities.

Refer to
Note 18 for more information.

2 Includes USD
296
m attributable to setting up a provision related to onerous contracts.

General and administrative expenses

decreased by USD
32
m to USD
10,124
m and included expenses arising

due to the
integration of the legacy operations of Credit Suisse into

the UBS Group.
Note 9

Income taxes

For the year ended
USD m 31.12.24 31.12.23 31.12.22
Tax expense / (benefit)
Swiss
Current
672
883
730
Deferred
296
152
(15)
Total Swiss
968
1,035
715
Non-Swiss
Current
1,498
684
718
Deferred
(791)
(846)
509
Total non-Swiss
707
(162)
1,227
Total income tax expense / (benefit) recognized in the income statement
1,675
873
1,942
Income tax recognized in the income statement
The Swiss current tax expenses related to taxable profits

of UBS Switzerland AG and other Swiss entities.
The net

Swiss deferred

tax expenses

included expenses of

USD
361
m that primarily

related to the

amortization of

deferred
tax

assets

(DTAs)

previously

recognized

in

relation

to

deductible

temporary

differences,

partly

offset

by

a

benefit

of
USD
65
m in respect of a net upward revaluation of DTAs.

The non-Swiss

current tax

expenses included

USD
831
m that

mainly related

to US

corporate alternative

minimum tax,
with an

equivalent deferred

tax benefit

for DTAs recognized

in respect of

tax credits

carried forward

and USD
667
m in
respect of other taxable profits of non-Swiss subsidiaries

and branches.
The net

non-Swiss deferred tax

benefit included benefits

of USD
831
m related to

the aforementioned deferred

tax benefit
and USD
417
m in respect of

a net upward revaluation

of DTAs, partly offset

by an expense of

USD 457m that primarily
related

to

the

amortization

of

DTAs

previously

recognized

in

relation

to

tax

losses

carried

forward

and

deductible
temporary differences.
The Group’s effective tax rate for the year was
24.6
%, although it would have been
31.6
% without the aforementioned
deferred tax

benefits from

DTA revaluations.

This is higher

than the Group’s

structural rate

of
23
%, mainly

because its
net profit includes operating losses of certain

entities, mostly reflecting expenses related to

the integration of the legacy
operations of Credit Suisse into the UBS Group, which

include restructuring costs and other expenses

resulting from the
ongoing integration activities

that did not

result in any

tax benefits

because they cannot

be offset with

profits of

other
entities in the Group, and did not result in any DTA recognition.

Annual Report 2024
| Consolidated financial statements | UBS

Group AG consolidated financial statements

291
Note 9

Income taxes (continued)

For the year ended
USD m 31.12.24 31.12.23 31.12.22
Operating profit / (loss) before tax
6,821
28,255
9,604
of which: Swiss
3,002
32,237
4,425
of which: non-Swiss
3,819
(3,981)
5,178
Income taxes at Swiss tax rate of
18.5
% for 2024,
18.5
% for 2023 and
18
% for 2022
1,262
5,227
1,729
Increase / (decrease) resulting from:
Non-Swiss tax rates differing from Swiss tax rate
(197)
(224)
284
Tax effects of losses not recognized
1,012
1,584
74
Previously unrecognized tax losses now utilized
(454)
(401)
(217)
Non-taxable and lower-taxed income
1
(447)
(5,641)
(335)
Non-deductible expenses and additional taxable income
1,774
1,651
429
Adjustments related to prior years, current tax
(102)
(87)
(41)
Adjustments related to prior years, deferred tax
9
(1)
13
Change in deferred tax recognition
(1,480)
(1,288)
(217)
Adjustments to deferred tax balances arising from changes

in tax rates
(40)
26
0
Other items
338
25
222
Income tax expense / (benefit)
1,675
873
1,942
1 The reconciling item for non-taxable and lower-taxed income for 2023 primarily reflects that the negative goodwill gain that was recorded in the income statement in relation

to the acquisition of the Credit Suisse
Group did not result in any tax expense.

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

(e.g. client entertainment costs are not deductible

in certain
locations).
Adjustments related to
prior years, current tax
This item relates to adjustments to current tax expense for

prior years (e.g. if the tax payable for a year

is agreed with the
tax authorities in an amount that differs from the amount

previously reflected in the financial statements).
Adjustments related to
prior years, deferred
tax
This item relates to adjustments to deferred tax positions

recognized in prior years (e.g. if a tax loss for

a year is fully
recognized and the amount of the tax loss agreed with

the tax authorities is expected to differ from the

amount
previously recognized as DTAs in the accounts).
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

USD
9
m was recognized in
Other comprehensive income

(2023: net expense of

USD
314
m) and a
net tax benefit of USD
23
m was recognized in Share premium

(2023: net benefit of USD
19
m).

Annual Report 2024
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

as of 31 December
2024, this exception was not considered to apply to

any taxable temporary differences.

USD m 31.12.24 31.12.23
Deferred tax assets
1
Gross
Valuation
allowance Recognized Gross
Valuation
allowance Recognized
Tax loss carry-forwards
19,940
(17,663)
2,277
19,070
(16,078)
2,992
Unused tax credits
675
0
675
95
0
95
Temporary differences
10,841
(2,659)
8,182
11,159
(3,564)
7,595
of which: related to real estate costs capitalized for US

tax
purposes
2,971
0
2,971
2,703
0
2,703
of which: related to compensation and benefits
1,984
(503)
1,482
1,795
(471)
1,324
of which: related to cash flow hedges
529
0
529
765
(139)
626
of which: other
5,358
(2,156)
3,201
5,896
(2,954)
2,942
Total deferred tax assets
31,456
(20,322)
11,134
2
30,324
(19,642)
10,682
2
of which: related to the US
9,340
9,023
of which: related to other locations
1,794
1,659
Deferred tax liabilities
Total deferred tax liabilities
340
325
1 After offset of DTLs, as applicable.

2 As of 31 December 2024, the Group recognized DTAs of USD
697
m (31 December 2023: USD
426
m) in respect of entities that incurred losses in either 2024 or 2023.
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

Unrecognized tax loss carry-forwards
USD m 31.12.24 31.12.23
Within 1 year
387
342
From 2 to 5 years
9,491
10,839
From 6 to 10 years
3,127
7,114
From 11 to 20 years
3,760
1,818
No expiry
50,838
44,222
Total
67,603
64,335
of which: related to the US
1
19,213
12,354
of which: related to the UK
38,293
37,773
of which: related to other locations
10,097
14,208
1 Mainly related to UBS AG’s US branch.

Annual Report 2024
| Consolidated financial statements | UBS

Group AG consolidated financial statements

293
Note 9

Income taxes (continued)
Pillar Two top-up taxes under Global Anti-Base Erosion

rules
Certain countries

in which

the Group

operates have

enacted

legislation implementing

the Pillar

Two

Global Anti-Base
Erosion rules published by the Organisation for Economic Co-operation and Development that introduced domestic top-
up taxes

that applied

to local

UBS Group

entities during

2024. These

include Switzerland,

the UK,

Japan, Canada

and
most EU

Member States.

Moreover,

Switzerland and

most EU

Member States

had enacted

legislation by

31 December
2024 that

introduced

non-domestic

top-up taxes

that are

effective

from

1 January

2025, which

apply to

the Group’s
worldwide entities.

The exception in

paragraph 4A of

IAS 12,
Income Taxes
, which

requires that deferred tax assets

and deferred tax liabilities
be neither recognized nor disclosed in respect of such top-up taxes,

has been applied for the purposes of these financial
statements.
The Group’s current tax expenses for 2024 do not include

a material expense in relation to top-up taxes because,

to the
extent that the Group’s

profits arose in

entities to which top-up

taxes applied, these

profits were almost

all in countries
that had effective tax rates of 15% or more.

An

assessment

of

the

Group’s

potential

future

exposure

to

top-up

taxes

under

legislation

that

was

enacted

or
substantively

enacted

to

implement

the

Pillar

Two

model

rules

by

31 December

2024

but

was

not

yet

in

effect

was
performed,

reflecting

country-by-country

reporting

and

also

the

corporate

tax

expenses

of

group

entities

that

are
expected in

future

years. This

assessment indicated

that the

Group’s profits

in future

years are

expected to

be almost
entirely earned

in countries

with corporate

tax expenses

that are

at an

effective tax

rate of

15% or more

and will not,
therefore,

be subject

to top-up

taxes. Consequently,

the Group

is not

expected to

have a

material annual

exposure to
top-up taxes for future years under this legislation.

Annual Report 2024
| Consolidated financial statements | UBS

Group AG consolidated financial statements

294
Balance sheet notes

Note 10

Financial assets at amortized cost and other positions in

scope of expected credit loss measurement
The tables

below provide

information about

financial instruments

and certain

credit

lines that

are

subject to

expected
credit loss (ECL)

requirements.

UBS’s ECL disclosure

segments, or “ECL

segments”,

are aggregated

portfolios based on
shared

risk characteristics

and on

the same

or similar

rating methods

applied. The

key segments

are

presented

in the
table below.
›
Refer to Note 20 for more information about expected

credit loss measurement
Segment Segment description Description of credit risk sensitivity
Business division

Private clients with
mortgages
Lending to private clients secured by
owner-occupied real estate and personal
account overdrafts of those clients
Sensitive to Swiss GDP, interest rate
environment, unemployment levels, real
estate collateral values and other regional
aspects

– Personal & Corporate Banking
– Global Wealth Management
Real estate financing Rental or income-producing real estate financing to private and corporate clients
secured by real estate
Sensitive to Swiss GDP, unemployment
levels, the interest rate environment, real
estate collateral values and other regional
aspects

– Personal & Corporate Banking
– Global Wealth Management
– Investment Bank
Large corporate
clients
Lending to large corporate and multi-
national clients
Sensitive to GDP developments,
unemployment levels, credit default swap
(CDS)

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
– Personal & Corporate Banking
Lombard Loans secured by pledges of marketable
securities, guarantees and other forms of
collateral (including hedge funds, private
equity and unlisted equities)
Sensitive to equity and debt markets (e.g.
changes in collateral values)
– Global Wealth Management
– Non-core and Legacy
Credit cards
Credit card exposures in Switzerland and
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

Annual Report 2024
| Consolidated financial statements | UBS

Group AG consolidated financial statements

295
Note 10

Financial assets at amortized cost and other positions in

scope of expected credit loss measurement
(continued)
The tables

below provide

ECL exposure

and ECL

allowance and

provision

information about

financial instruments

and
certain non-financial instruments that are

subject to ECLs.

USD m 31.12.24
Carrying amount
1
ECL allowances
Financial instruments measured at amortized cost Total Stage 1 Stage 2 Stage 3 PCI Total Stage 1 Stage 2 Stage 3 PCI
Cash and balances at central banks
223,329
223,201
13
0
114
(47)
0
(21)
0
(25)
Amounts due from banks
18,903
18,704
198
0
0
(36)
(1)
(5)
0
(30)
Receivables from securities financing transactions measured at amortized cost
118,301
118,301
0
0
0
(2)
(2)
0
0
0
Cash collateral receivables on derivative instruments
43,959
43,959
0
0
0
0
0
0
0
0
Loans and advances to customers
579,967
553,532
22,049
3,565
820
(1,978)
(276)
(323)
(1,134)
(244)
of which: Private clients with mortgages
249,756
239,540
8,987
1,146
84
(160)
(46)
(70)
(30)
(14)
of which: Real estate financing
82,602
78,410
3,976
195
20
(58)
(24)
(27)
(7)
0
of which: Large corporate clients
25,286
20,816
3,462
707
301
(573)
(72)
(123)
(277)
(100)
of which: SME clients
20,768
17,403
2,265
952
148
(742)
(55)
(47)
(613)
(26)
of which: Lombard
147,504
147,136
260
48
61
(42)
(6)
0
(18)
(18)
of which: Credit cards
1,978
1,533
406
39
0
(41)
(6)
(11)
(25)
0
of which: Commodity trade finance
4,203
4,089
106
8
0
(81)
(9)
0
(71)
0
of which: Ship / aircraft financing
7,848
6,974
874
0
0
(31)
(14)
(16)
0
0
of which: Consumer financing
2,820
2,480
114
159
67
(93)
(15)
(19)
(62)
4
Other financial assets measured at amortized cost
58,835
58,209
436
178
12
(125)
(25)
(7)
(84)
(8)
of which: Loans to financial advisors
2,723
2,568
59
95
0
(41)
(4)
(1)
(37)
0
Total financial assets measured at amortized cost
1,043,293
1,015,906
22,697
3,743
946
(2,187)
(304)
(357)
(1,218)
(307)
Financial assets measured at fair value through other comprehensive income
2,195
2,195
0
0
0
0
0
0
0
0
Total on-balance sheet financial assets in scope of ECL requirements
1,045,488
1,018,102
22,697
3,743
946
(2,187)
(304)
(357)
(1,218)
(307)
Total exposure ECL provisions
Off-balance sheet (in scope of ECL) Total Stage 1 Stage 2 Stage 3 PCI Total Stage 1 Stage 2 Stage 3 PCI
Guarantees
40,279
38,858
1,242
151
27
(64)
(16)
(24)
(24)
0
of which: Large corporate clients
7,817
7,096
635
78
8
(17)
(7)
(9)
(2)
0
of which: SME clients
2,524
2,074
393
41
15
(26)
(5)
(15)
(7)
0
of which: Financial intermediaries and hedge funds

21,590
21,449
141
0
0
(1)
(1)
0
0
0
of which: Lombard
3,709
3,652
24
29
4
(6)
(1)
0
(5)
0
of which: Commodity trade finance
2,678
2,676
2
0
0
(1)
(1)
0
0
0
Irrevocable loan commitments
79,579
75,158
4,178
187
56
(177)
(105)
(61)
(10)
(2)
of which: Large corporate clients
47,381
43,820
3,393
125
43
(155)
(91)
(54)
(8)
(2)
Forward starting reverse repurchase and securities borrowing agreements
24,896
24,896
0
0
0
0
0
0
0
0
Committed unconditionally revocable credit lines
145,665
143,262
2,149
250
5
(76)
(59)
(17)
0
0
of which: Real estate financing
7,674
7,329
345
0
0
(6)
(4)
(2)
0
0
of which: Large corporate clients
14,690
14,089
584
14
3
(22)
(14)
(7)
(2)
0
of which: SME clients
9,812
9,289
333
190
0
(34)
(28)
(6)
0
0
of which: Lombard
73,267
73,181
84
0
1
0
0
0
0
0
of which: Credit cards
10,074
9,604
467
3
0
(8)
(6)
(2)
0
0
Irrevocable committed prolongation of existing loans
4,608
4,602
4
2
0
(3)
(3)
0
0
0
Total off-balance sheet financial instruments and other credit lines
295,027
286,776
7,572
590
89
(320)
(183)
(102)
(34)
(2)
Total allowances and provisions
(2,507)
(487)
(459)
(1,253)
(309)
1 The carrying amount of financial assets measured at amortized cost represents the total gross exposure net of the respective

ECL allowances.

Annual Report 2024
| Consolidated financial statements | UBS

Group AG consolidated financial statements

296
Note 10

Financial assets at amortized cost and other positions in

scope of expected credit loss measurement
(continued)

USD m 31.12.23
Carrying amount
1,2
ECL allowances
Financial instruments measured at amortized cost Total Stage 1 Stage 2 Stage 3 PCI Total Stage 1 Stage 2 Stage 3 PCI
Cash and balances at central banks
314,060
314,025
18
0
17
(48)
0
(26)
0
(22)
Amounts due from banks
21,146
21,091
17
0
38
(12)
(6)
(1)
0
(5)
Receivables from securities financing transactions measured at amortized cost
99,039
99,039
0
0
0
(2)
(2)
0
0
0
Cash collateral receivables on derivative instruments
50,082
50,082
0
0
0
0
0
0
0
0
Loans and advances to customers
639,669
610,922
24,408
2,869
1,470
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
65,455
64,268
968
158
61
(151)
(41)
(10)
(94)
(5)
of which: Loans to financial advisors
2,615
2,422
79
114
0
(49)
(4)
(1)
(44)
0
Total financial assets measured at amortized cost
1,189,451
1,159,428
25,410
3,027
1,586
(1,911)
(473)
(326)
(956)
(156)
Financial assets measured at fair value through other comprehensive income
2,233
2,233
0
0
0
0
0
0
0
0
Total on-balance sheet financial assets in scope of ECL requirements
1,191,684
1,161,661
25,410
3,027
1,586
(1,911)
(473)
(326)
(956)
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
agreements
18,444
18,444
0
0
0
0
0
0
0
0
Committed unconditionally revocable credit lines
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
(416)
(993)
(153)
1 The carrying amount of financial assets measured at amortized cost represents the total gross exposure net of the respective

ECL allowances.

2

Comparative-period information has been revised. Refer to Note
2 for more information.

Annual Report 2024
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

long-dated

maturities in

the US,

and corporate

lending between
one and two years with related loan commitments up to

four years; and

–
write-offs of

ECL allowances against

the gross

loan balances

when all

or part

of a

financial asset

is deemed

uncollectible
or forgiven reduce the coverage ratios.
The total combined on-

and off-balance sheet coverage ratio

was
27

basis points as of

31 December 2024,
5

basis points
higher than

the ratio

as of

31 December 2023.

The combined

stage 1 and

2 ratio

of
10

basis points

was
1

basis point
lower than the ratio as of 31 December 2023; the stage 3 ratio was
22
%,
1

percentage point higher than the ratio as of
31 December 2023, and the PCI ratio was
21
%.

31.12.24
Gross carrying amount (USD m) ECL coverage (bps)
On-balance sheet Total Stage 1 Stage 2 Stage 3 PCI Total Stage 1 Stage 2 Stage 1&2 Stage 3 PCI
Private clients with mortgages
249,916
239,586
9,056
1,176
98
6
2
77
5
257
1,447
Real estate financing
82,660
78,434
4,003
202
20
7
3
67
6
353
2
Total real estate lending
332,576
318,020
13,059
1,378
118
7
2
74
5
271
1,203
Large corporate clients
25,859
20,888
3,585
983
402
222
35
344
80
2,814
2,500
SME clients
21,510
17,459
2,312
1,565
174
345
32
205
52
3,918
1,474
Total corporate lending
47,369
38,347
5,897
2,549
576
278
33
290
67
3,492
2,190
Lombard
147,547
147,141
260
66
79
3
0
8
0
2,719
2,317
Credit cards
2,019
1,539
416
64
0
205
39
256
85
3,857
0
Commodity trade finance
4,284
4,098
106
79
0
189
22
40
23
8,984
4,226
Ship / aircraft financing
7,879
6,988
891
0
0
39
20
184
39
0
0
Consumer financing
2,912
2,495
133
221
63
318
62
1,449
132
2,786
0
Other loans and advances to customers
37,359
35,179
1,610
342
228
42
8
57
10
917
3,909
Loans to financial advisors
2,764
2,571
60
132
0
149
14
159
17
2,785
0
Total other lending
204,764
200,012
3,477
905
370
24
4
164
7
2,691
2,804
Total
1
584,708
556,380
22,433
4,831
1,064
35
5
145
10
2,424
2,294
Gross exposure (USD m) ECL coverage (bps)
Off-balance sheet Total Stage 1 Stage 2 Stage 3 PCI Total Stage 1 Stage 2 Stage 1&2 Stage 3 PCI
Private clients with mortgages
8,473
8,271
176
25
1
4
4
22
4
84
0
Real estate financing
8,694
8,300
394
0
0
7
6
33
7
0
0
Total real estate lending
17,167
16,571
570
25
1
6
5
30
6
84
0
Large corporate clients
69,892
65,009
4,612
217
54
28
17
150
26
588
290
SME clients
13,944
12,788
842
287
27
53
30
324
48
281
0
Total corporate lending
83,837
77,797
5,454
504
81
32
19
177
30
413
186
Lombard
80,390
80,235
120
30
4
1
0
1
0
1,764
0
Credit cards
10,074
9,604
467
3
0
8
6
36
8
0
0
Commodity trade finance
3,487
3,464
23
0
0
3
3
51
3
0
0
Ship / aircraft financing
2,669
2,663
6
0
0
13
13
49
13
0
0
Consumer financing
134
134
0
0
0
6
6
0
6
0
0
Financial intermediaries and hedge funds
19,609
19,145
464
0
0
1
1
8
1
0
0
Other off-balance sheet commitments
52,765
52,268
468
27
2
4
2
28
2
2,903
0
Total other lending
169,127
167,512
1,549
61
6
2
1
23
2
2,171
0
Total
2
270,131
261,880
7,572
590
89
12
7
135
11
580
171
Total on- and off-balance sheet
3
854,839
818,260
30,006
5,421
1,153
27
6
142
10
2,223
2,131
1 Includes Loans and advances

to customers and Loans

to financial advisors,

which are presented on

the balance sheet line Other

financial assets measured

at amortized cost.

2 Excludes Forward

starting reverse
repurchase and securities borrowing agreements.

3 Includes on-balance sheet exposure, gross and off-balance sheet exposure (notional) and the related

ECL coverage ratio (bps).

Annual Report 2024
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
40,961
39,196
1,419
105
242
21
10
39
11
3,981
(3)
Loans to financial advisors
2,665
2,426
80
159
0
185
17
122
20
2,793
0
Total other lending
220,267
216,971
2,373
589
334
21
7
210
9
4,376
9
Total
1
644,031
613,772
24,777
3,889
1,593
27
7
117
11
2,329
773
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
949,729
910,388
33,233
4,408
1,699
22
7
114
11
2,140
706
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

Annual Report 2024
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
instruments
Derivative instruments

31.12.24 31.12.23
USD bn
Derivative
financial
assets
Derivative
financial
liabilities
Notional
amounts related
to derivative
financial assets
and liabilities
1,2
Other
notional
amounts
1,3
Derivative
financial
assets
Derivative
financial
liabilities
Notional
amounts related
to derivative
financial assets
and liabilities
1,2
Other
notional
amounts
1,3
Interest rate
41.4
36.6
3,643.8
16,843.5
55.6
52.9
3,524.1
20,073.9
of which: forwards (OTC)
4
0.1
0.0
92.9
851.5
0.1
0.1
122.4
2,532.2
of which: swaps (OTC)
26.5
20.3
1,354.1
14,974.2
37.7
32.6
1,331.6
16,601.3
of which: options (OTC)
14.7
16.1
2,189.1
17.7
20.0
2,066.7
of which: futures (ETD)
827.5
843.7
of which: options (ETD)
0.1
0.0
7.8
190.3
0.0
0.0
3.4
96.1
Credit derivatives
3.1
3.7
143.8
4.0
4.7
274.9
of which: credit default swaps (OTC)
2.8
3.3
138.7
3.8
4.4
269.6
of which: total return swaps (OTC)
0.0
0.3
1.0
0.1
0.3
3.7
Foreign exchange
100.9
94.6
7,207.3
268.8
78.7
89.9
6,913.3
180.4
of which: forwards (OTC)
36.9
32.3
2,267.7
18.7
24.1
2,152.0
of which: swaps (OTC)
55.2
53.5
3,785.4
267.0
52.2
58.1
3,809.7
178.7
of which: options (OTC)
8.6
8.7
1,145.2
7.7
7.6
944.4
Equity / index
36.9
42.7
1,364.8
93.3
35.5
41.4
1,396.8
95.0
of which: swaps (OTC)
5.9
8.2
352.8
6.6
9.2
273.3
of which: options (OTC)
4.4
8.3
226.1
4.9
9.0
245.2
of which: futures (ETD)
84.6
86.6
of which: options (ETD)
13.4
13.5
784.7
8.7
15.4
14.3
876.6
8.5
of which: client-cleared transactions (ETD)
13.1
12.7
8.3
8.2
Commodities
2.6
2.2
155.4
17.1
2.0
1.6
142.9
16.4
of which: swaps (OTC)
0.9
1.1
58.3
0.9
0.7
50.0
of which: options (OTC)
0.8
0.4
42.2
0.6
0.3
42.3
of which: futures (ETD)
12.6
13.7
of which: forwards (ETD)
0.0
0.0
27.3
0.0
0.0
31.5
of which: client-cleared transactions (ETD)
0.3
0.4
0.2
0.3
Other
5
0.6
0.8
86.9
0.4
1.6
116.5
Total derivative instruments,

based on netting under IFRS Accounting Standards
6
185.6
180.6
12,602.0
17,222.8
176.1
192.2
12,368.5
20,365.8
1 In cases where derivative financial instruments are

presented on a net basis on the balance

sheet, the respective notional amounts of the netted derivative financial instruments are still presented on a gross

basis.

2 Notional amounts of client-cleared

ETD and OTC transactions through central clearing counterparties are not disclosed, as they

have a significantly different risk profile.

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

Annual Report 2024
| Consolidated financial statements | UBS

Group AG consolidated financial statements

300
Note 11

Derivative instruments (continued)
On

a

notional

amount

basis,

approximately
55
%

of

OTC

interest

rate

contracts

held

as

of

31 December

2024
(31 December 2023:
50
%) mature

within one year,
27
% (31 December 2023:
30
%) within one to

five years and
18
%
(31 December 2023:
20
%) after five years.

Notional amounts of interest rate contracts cleared through either a central counterparty or an exchange that are legally
settled or economically

net settled on a

daily basis are

presented under
Other notional amounts

in the table

above and
are categorized into maturity

buckets on the basis

of contractual maturities of

the cleared underlying derivative

contracts.
Other notional

amounts related

to interest rate

contracts decreased

by USD
3.2
trn compared

with 31 December

2023,
mainly reflecting unwinding activities in Non-core and Legacy, partly offset by higher business volumes in the Investment
Bank.
Note 12

Property, equipment and software

At historical cost less accumulated depreciation
USD m
Owned
properties and
equipment
1
Leased
properties and
equipment
2
Software
Projects in
progress 2024 2023
Historical cost
Balance at the beginning of the year
16,710
6,613
11,726
863
35,913
27,127
Balance recognized upon the acquisition of the Credit Suisse

Group
3
6,055
Additions
229
230
48
1,691
2,199
1,796
Disposals / write-offs 4
(532)
(139)
(437)
0
(1,108)
(1,791)
Reclassifications
5
238
(13)
1,406
(1,725)
(94)
1,203
Foreign currency translation
(925)
(224)
(322)
(54)
(1,525)
1,523
Balance at the end of the year
15,721
6,467
12,421
776
35,385
35,913
Accumulated depreciation
Balance at the beginning of the year
9,207
2,545
6,312
18,064
14,839
Depreciation
923
893
1,788
3,605
3,022
Impairment
6
3
4
45
52
593
Disposals / write-offs 4
(529)
(139)
(438)
(1,105)
(1,783)
Reclassifications
5
29
(4)
(5)
20
686
Foreign currency translation
(494)
(87)
(167)
(749)
708
Balance at the end of the year
9,139
3,212
7,536
19,887
18,064
Net book value

Net book value at the beginning of the year
7,503
4,068
5,413
863
17,849
12,288
Net book value at the end of the year
6,582
3,255
4,884
776
7
15,498
17,849
1 Includes leasehold

improvements and IT

hardware.

2 Represents right-of-use

assets recognized by UBS

as lessee. UBS

predominantly enters into

lease contracts, or

contracts that include

lease components,

in
relation to real

estate, including offices,

retail branches and

sales offices. The

total cash outflow

for leases during 2024

was USD
1,138
m (2023: USD
878
m). Interest expense

on lease liabilities

is included within
Interest expense from financial instruments measured at amortized cost and Lease liabilities is included within Other financial liabilities measured at amortized cost. Refer to Notes 4 and 19a, respectively. There were
no material gains or losses arising from sale-and-leaseback transactions in 2024 and in 2023.

3 Refer to Note 2 for more information about the acquisition of the Credit Suisse Group.

4 Includes write-offs of fully
depreciated assets.

5 The total

reclassification amount for the

respective periods represents net

reclassifications from /

to Other non-financial assets.

6 Impairment charges recorded

in 2024 generally

relate to
assets that are no longer used, of which

USD
51
m for Group Items and USD
1
m for Global Wealth Management. The

recoverable amount based on a value-in-use

approach was determined to be zero.

7 Consists
of USD
460
m related to software and USD
317
m related to Owned properties and equipment.

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

Annual Report 2024
| Consolidated financial statements | UBS

Group AG consolidated financial statements

301
Note 13

Goodwill and intangible assets (continued)
As

of

31 December

2024,

total

goodwill

recognized

on

the

balance

sheet

was

USD
6.0
bn,

of

which

USD
3.7
bn

was
carried by

the Global

Wealth Management

Americas CGU,

USD
1.2
bn was

carried by

the Global

Wealth Management
Switzerland and International CGU, and USD
1.1
bn was carried by Asset Management. Based on the impairment testing methodology described

below, UBS

concluded that

the goodwill

balances as

of 31 December

2024 allocated

to these
CGUs were not impaired. For each

of the CGUs, the recoverable amount

substantially exceeded the carrying value

as of
31 December

2024,

and

there

was

no

indication

of

a

significant

risk

of

goodwill

impairment

based

on

the

testing
performed as of 31 December 2024.
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

but

the

forecast

period
covers five

years (with

a terminal

value thereafter) in

order to provide

for the

CGU’s specific planning

assumptions, namely
the ongoing investments

in the core

banking infrastructure

in the US to

enhance the product

capabilities and offerings
in this

market in

the medium

term. The

extended forecast period

of five

years did

not trigger, defer or

avoid an

impairment
of goodwill as of 31 December 2024.
The carrying amount for each

CGU is determined by reference

to the Group’s equity attribution

framework. Within this
framework,

UBS

attributes

equity

to

the

businesses

on

the

basis

of

their

risk-weighted

assets

and

leverage

ratio
denominator

(both

metrics

include

resource

allocations

from

Group

functions

to

the

business

divisions),

or

by

their
common equity tier 1

(CET1) capital equivalent

of risk-based capital

if higher,

their goodwill and

their intangible assets,
as

well

as

attributed

equity

related

to

certain

CET1

capital

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

goodwill would

reduce IFRS

Accounting Standards

equity and

net profit.

It would

not affect

cash flows
and,

as

goodwill

is

required

to

be

deducted

from

capital

under

the

Basel III

capital

framework,

no

effect

would

be
expected on the Group’s capital ratios.

Discount and growth rates
Discount rates Growth rates
In % 31.12.24 31.12.23 31.12.24 31.12.23
Global Wealth Management Americas
9.5
9.5
3.8
3.8
Global Wealth Management Switzerland and International
9.5
9.5
3.7
3.4
Asset Management
9.0
9.0
3.3
3.3

Annual Report 2024
| Consolidated financial statements | UBS

Group AG consolidated financial statements

302
Note 13

Goodwill and intangible assets (continued)

USD m Goodwill
Intangible
assets
1
2024 2023
Historical cost
Balance at the beginning of the year
6,043
2,964
9,006
7,641
Acquisition of the Credit Suisse Group
2
0
0
0
1,287
Additions
0
7
7
6
Disposals
3
0
(1)
(1)
(40)
Reclassifications
4
0
(384)
(384)
0
Foreign currency translation
(52)
(135)
(187)
112
Balance at the end of the year
5,990
2,451
8,441
9,006
Accumulated amortization and impairment
Balance at the beginning of the year
0
1,491
1,491
1,374
Amortization
0
190
190
134
Impairment / (reversal of impairment)
0
1
1
0
Disposals
3
0
0
0
(30)
Reclassifications 4
0
(96)
(96)
0
Foreign currency translation
0
(32)
(32)
13
Balance at the end of the year
0
1,554
1,554
1,491
Net book value at the end of the year
5,990
897
6,887
7,515
of which: Global Wealth Management Americas
3,706
28
3,734
3,748
of which: Global Wealth Management Switzerland and International
1,158
113
1,271
1,236
of which: Personal & Corporate Banking
0
657
657
908
of which: Asset Management
1,127
0
1,127
1,149
of which: Investment Bank
0
98
98
135
of which: Non-core and Legacy
0
1
1
339
1 Intangible assets

mainly include customer

relationships, core

deposits, contractual

rights and the

fully amortized branch

network intangible asset

recognized in connection

with the acquisition

of PaineWebber
Group, Inc. in 2000.

2 Refer to Note 2 for more information about the acquisition of the

Credit Suisse Group.

3 Reflects the derecognition of goodwill allocated to businesses and intangible assets held by entities that have been disposed of.

4 In 2024, certain intangible assets were reclassified to Assets of disposal group held for sale. Refer to Note 29 for more information.

The table below presents estimated aggregated

amortization expenses for intangible assets.

USD m Intangible assets
Estimated aggregated amortization expenses for:
2025
126
2026
122
2027
122
2028
117
2029
111
Thereafter
296
Not amortized due to indefinite useful life
3
Total
897
Note 14

Other assets

a) Other financial assets measured at amortized cost

USD m 31.12.24 31.12.23
1
Debt securities
41,585
45,057
Loans to financial advisors
2,723
2,615
Fee- and commission-related receivables
2,242
2,576
Finance lease receivables
5,879
6,288
Settlement and clearing accounts

430
338
Accrued interest income
2,115
3,163
Other
2
3,862
5,418
Total other financial assets measured at amortized cost
58,835
65,455
1 Comparative-period information has

been revised. Refer to

Note 2 for more information.

2 Predominantly includes cash collateral

provided to exchanges and

clearing houses to secure securities

trading activity
through those counterparties.
Effective 1

April 2022, UBS

reclassified a

portfolio of HQLA

financial assets from
Financial assets measured

at fair value
through other comprehensive income

with a fair value of USD
6.9
bn (the Portfolio) to Other financial assets measured at
amortized cost
.

Annual Report 2024
| Consolidated financial statements | UBS

Group AG consolidated financial statements

303
Note 14

Other assets (continued)
The Portfolio’s cumulative fair value losses of USD
449
m pre-tax and USD
333
m post-tax, previously recognized in Other
comprehensive income,

were removed

from equity

and adjusted

against the

value of

the assets

on the

reclassification
date, so

that the

Portfolio was

measured as

if the

assets had

always been

classified at

amortized cost,

with a

value of
USD
7.4
bn as

on 1

April 2022.

The reclassification

has had

no effect

on the

income statement. At

the time,

the accounting
reclassification

arose

as

a

direct

result

of

the

planned

transformation

of

UBS’s

Global

Wealth

Management

Americas
business, involving significant growth

and extension of

the business, generating substantial

cash balances, with

a number
of new saving and deposit products being launched that are longer in duration. Additional lending, and a broader range of customer

segments were

targeted. As

a consequence,

the Portfolio

is no

longer held

in a

business model

to collect
the contractual

cash flows

and sell

the assets

but

is instead

solely held

to collect

the contractual

cash flows

until the
assets mature, requiring a reclassification of the Portfolio in line with IFRS 9 with effect from 1 April 2022.
b) Other non-financial assets

USD m 31.12.24 31.12.23
Precious metals and other physical commodities

7,341
5,930
Deposits and collateral provided in connection with litigation,

regulatory and similar matters
1
1,946
2,726
Prepaid expenses
1,679
2,080
Current tax assets

1,546
1,456
VAT,

withholding tax and other tax receivables
1,233
1,327
Properties and other non-current assets held for sale
196
188
Assets of disposal groups held for sale
2
1,705
Other
2,119
2,342
Total other non-financial assets
17,766
16,049
1 Refer to Note 18 for more information.

2 Refer to Note 29 for more information about the agreement to sell Select Portfolio

Servicing.

Note 15

Amounts due to banks and customer deposits

USD m 31.12.24 31.12.23
Amounts due to banks

23,347
70,962
Customer deposits
745,777
792,029
of which: demand deposits
221,797
240,942
of which: retail savings / deposits
182,274
186,087
of which: sweep deposits
41,935
41,045
of which: time deposits
1
299,771
323,955
Total amounts due to banks and customer deposits
769,124
862,990
1 Includes customer deposits in UBS AG Jersey Branch and UBS AG Guernsey Branch placed by UBS

Switzerland AG and UBS AG Swiss Branch on behalf of their clients.
Amounts due to banks decreased mainly due to the repayment of funding regarding the Emergency Liquidity Assistance facility from

the Swiss

National

bank. Customer

deposits decreased

mainly reflecting

foreign

currency

effects

and net
new deposit outflows

mainly in time

deposits due

to maturities,

partly offset

by shifts into

retail savings

/ deposits as

a
result of the aforementioned maturities.
Note 16

Debt issued designated at fair value

USD m 31.12.24 31.12.23
Issued debt instruments
Equity-linked
1
54,069
60,573
Rates-linked
23,641
28,883
Credit-linked
5,225
7,730
Fixed-rate
14,250
20,541
Commodity-linked
3,592
3,844
Other
7,131
6,718
of which: debt that contributes to total loss-absorbing capacity
4,934
4,629
Total debt issued designated at fair value
2
107,909
128,289
of which: issued by UBS AG standalone with original maturity greater than one year
3
82,491
73,544
of which: issued by Credit Suisse AG standalone with original maturity greater than one year
3
29,948
of which: issued by Credit Suisse International standalone

with original maturity greater than one year
3
96
1,471
1 Includes investment

fund unit-linked

instruments issued.

2 As of

31 December 2024,
100
% of Total

debt issued designated

at fair value

was unsecured.

3 Based on

original contractual

maturity without
considering any early redemption features.

Annual Report 2024
| Consolidated financial statements | UBS

Group AG consolidated financial statements

304
Note 17

Debt issued measured at amortized cost

USD m 31.12.24 31.12.23
Short-term debt
1
30,509
38,530
Senior unsecured debt

133,159
147,547
of which: contributes to total loss-absorbing capacity (TLAC)
92,515
101,939
of which: issued by UBS AG standalone with original maturity greater than one year
32,664
18,446
of which: issued by Credit Suisse AG standalone with original maturity greater than one year
24,609
Covered bonds
8,762
5,214
Subordinated debt
15,030
17,644
of which: eligible as high-trigger loss-absorbing additional tier 1 capital instruments
2
13,084
10,744
of which: eligible as low-trigger loss-absorbing additional

tier 1 capital instruments
1,245
1,214
of which: eligible as non-Basel III-compliant tier 2 capital instruments
207
538
Debt issued through the Swiss central mortgage institutions
26,335
27,377
Other long-term debt
424
1,506
Long-term debt
3
183,709
199,288
Total debt issued measured at amortized cost 4,5
214,219
237,817
1 Debt with an original contractual maturity of less than one year,

includes mainly certificates of deposit and commercial paper.

2 For 31 December 2024, includes USD
6.9
bn (31 December 2023: USD
3.6
bn) that
are, upon the occurrence

of a trigger event or

a viability event, subject to

conversion into ordinary UBS

shares.

3 Debt with an original

contractual maturity greater than

or equal to one year.

The classification of
debt issued into short-term and long-term does not consider any early redemption features.

4 Net of bifurcated embedded derivatives, the fair value

of which was not material for the periods presented.

5 Except
for Covered bonds (
100
% secured), Debt issued

through the Swiss central

mortgage institutions (
100
% secured) and Other long-term

debt (
91
% secured),
100
% of the balance was

unsecured as of 31 December
2024.
The Group uses

interest rate and

foreign exchange

derivatives to manage

the risks inherent

in certain debt instruments
held at amortized cost.

In some cases, the

Group applies hedge

accounting for interest

rate risk, as discussed

in item 2j
in Note 1a and Note 25. As a result of applying hedge accounting, the life-to-date adjustment to the carrying amount of
debt issued

was a

decrease

of USD
3.1
bn as

of 31

December 2024

and a

decrease

of USD
3.0
bn as

of 31

December
2023, reflecting changes in fair value due to

interest rate movements.
Subordinated debt consists

of unsecured debt

obligations that are

contractually subordinated

in right of

payment to all
other

present

and

future

non-subordinated

obligations

of

the

respective

issuing

entity.

All

of

the

subordinated

debt
instruments outstanding as of 31 December 2024 pay a

fixed rate of interest.
›
Refer to Note 24 for maturity information
UBS Group

AG, together

with UBS

AG, has

fully and

unconditionally guaranteed

the outstanding

SEC-registered debt
securities of Credit

Suisse (USA)

LLC, which

as of 31

December 2024

consisted of

a single outstanding

issuance with

a
balance

of

USD
742
m

maturing

in

July

2032.

Credit

Suisse

(USA)

LLC

is

an

indirect,

wholly

owned

subsidiary

of
UBS Group AG. UBS Group AG

assumed Credit Suisse Group

AG’s obligations under the

guarantee as of 12 June

2023
(i.e. the date of the merger). In accordance with the guarantee, if Credit Suisse (USA) LLC fails to make a timely payment
under

the

agreements

governing

such

debt

securities,

the

holders

of

the

debt

securities

may

demand

payment

from
either UBS Group AG or UBS AG, without first proceeding against

Credit Suisse (USA) LLC.

Note 18

Provisions and contingent liabilities
a) Provisions
The table below presents an overview of total provisions

and contingent liabilities.

USD m 31.12.24 31.12.23
1
Provisions related to expected credit losses (IFRS 9, Financial Instruments )
2
320
350
Provisions related to Credit Suisse loan commitments (IFRS

3,
Business Combinations )
3
997
1,924
Provisions related to litigation, regulatory and similar matters

(IAS 37,
Provisions, Contingent Liabilities and Contingent Assets )
3,602
4,020
Acquisition-related contingent liabilities relating to litigation,

regulatory and similar matters (IFRS 3,
Business Combinations )
3
2,122
3,993
Restructuring, real-estate and other provisions (IAS 37,

Provisions, Contingent Liabilities and Contingent Assets
)
1,368
2,123
Total provisions and contingent liabilities
8,409
12,412
1 Comparative-period information has

been revised. Refer to

Note 2 for more

information.

2 Refer to Note

10 for more information.

3 Refer to Note

2 for more information

about the acquisition of

the Credit
Suisse Group.

Annual Report 2024
| Consolidated financial statements | UBS

Group AG consolidated financial statements

305
Note 18

Provisions and contingent liabilities (continued)
The

table

below

presents

additional

information

for

provisions

under

IAS 37,
Provisions,

Contingent

Liabilities

and
Contingent Assets .

USD m
Litigation,
regulatory and
similar matters
1
Restructuring
2
Real estate
3
Other
4
Total 2024
Balance at the beginning of the year
4,020
741
259
1,123
6,144
Increase in provisions recognized in the income statement
321
1,008
20
159
1,508
Release of provisions recognized in the income statement
(97)
(234)
(5)
(880)
(1,217)
Reclassifications
1,594
5
0
0
0
1,594
Provisions used in conformity with designated purpose
(2,129)
5
(704)
(18)
(52)
(2,903)
Foreign currency translation and other movements
(108)
1
(16)
(34)
(157)
Balance at the end of the year
3,602
813
240
315
4,969
1 Consists of provisions for losses resulting from legal, liability and compliance risks.

2 Consists of USD
383
m of provisions for onerous contracts related to real estate as of 31 December 2024 (31 December 2023:
USD
448
m), USD
334
m of

personnel-related restructuring

provisions as

of 31

December 2024

(31 December

2023: USD
294
m) and

onerous contracts

related to

technology.

3 Mainly includes

provisions for
reinstatement costs with respect to leased properties.

4 Mainly includes provisions related to employee benefits,

VAT and operational

risks.

5 Includes reclassifications from IFRS 3 contingent

liabilities to IAS 37
provisions, including the funding

by UBS of the offer

made in June 2024

by the Credit Suisse supply

chain finance funds to redeem

all of their outstanding units.

As a result of the

offer, UBS reclassified

USD
944
m
from IFRS 3 acquisition-related contingent liabilities to IAS 37 provisions related to litigation, regulatory and similar matters, as the probability of an outflow of resources increased, bringing the total IAS 37 provision for this matter to USD
1,421
m, with no impact on

the income statement. The

provision has been used

to recognize the funding obligation,

which was accounted for

as a derivative liability

with a fair value

of USD
1,421
m. Post the expiry of the offer, USD
92
m was reclassified from derivative liabilities back into IAS 37 provisions in relation to investors who did not accept the redemption offer.
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

Annual Report 2024
| Consolidated financial statements | UBS

Group AG consolidated financial statements

306
Note 18

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
table in Note 18a) above.

UBS provides below an estimate

of the aggregate liability

for its litigation, regulatory

and similar
matters as a class

of contingent liabilities.

Estimates of contingent

liabilities

are inherently imprecise

and uncertain as

these
estimates require

UBS to make

speculative

legal assessments

as to claims

and proceedings

that involve

unique fact

patterns
or novel

legal theories,

that have

not yet

been initiated

or are

at early

stages of

adjudication,

or as

to which

alleged

damages
have not been quantified

by the claimants. Taking

into account these

uncertainties and

the other factors described

herein,
UBS estimates

the future losses

that could

arise from litigation,

regulatory and

similar matters

disclosed below

for which

an
estimate

is possible,

that are

not covered

by existing

provisions

(including

acquisition-related

contingent

liabilities

established
under IFRS 3

in connection

with the acquisition

of Credit Suisse),

are in the range

of USD
0
bn to USD
1.9
bn.

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
The amounts shown

in the table

below reflect the

provisions recorded under

IFRS Accounting Standards.

In connection
with the acquisition of Credit Suisse,

UBS Group AG additionally has reflected

in its purchase accounting under

IFRS 3 a
valuation adjustment

reflecting an

estimate of

outflows relating

to contingent

liabilities for

all present

obligations included
in the scope of the acquisition

at fair value upon closing,

even if it is not probable that

the contingent liability will result
in an

outflow of

resources, significantly

decreasing the

recognition threshold

for litigation

liabilities beyond

those that
generally apply

under IFRS

Accounting Standards.

The IFRS

3 acquisition-related

contingent

liabilities of

USD
2.1
bn at
31 December 2024 reflect a decrease of USD
1.9
bn from 31 December 2023 as a result

of reclassifications to provisions
under IAS 37 and releases upon resolution of the relevant

matter.

Provisions for litigation, regulatory and similar matters

by business division and in Group Items
1
USD m
Global Wealth
Management
Personal &
Corporate
Banking

Asset
Management
Investment
Bank
Non-core
and Legacy Group Items Total 2024
Balance at the beginning of the year
1,235
157
15
294
2,186
134
4,020
Increase in provisions recognized in the income statement
165
1
7
19
118
12
321
Release of provisions recognized in the income statement
(18)
0
0
(11)
(66)
(2)
(97)
Reclassifications
2
17
0
0
0
1,578
0
1,594
Provisions used in conformity with designated purpose
2
(59)
0
(20)
(26)
(2,020)
(4)
(2,129)
Foreign currency translation and other movements
(69)
(10)
0
(12)
(17)
(1)
(108)
Balance at the end of the year
1,271
147
1
266
1,779
139
3,602
1 Provisions, if any, for the matters described in items 2

and 10 of this Note are recorded in Global Wealth Management. Provisions, if any,

for the matters described in items 5, 6, 7, 8, 9, 11, 13 and 14 of this Note are recorded in Non-core and Legacy. Provisions,

if any, for the matters described in item 1

of this Note are allocated between Global Wealth Management,

Personal & Corporate Banking and Non-core and

Legacy.
Provisions, if any, for the matters described in item 3 of this Note are allocated between the Investment Bank, Non-core and Legacy and Group Items. Provisions, if any, for the matters described in item 4 of this Note are allocated between Global Wealth Management

and Personal & Corporate Banking.

Provisions, if any,

for the matters described in item 12 of

this Note are allocated between the

Investment Bank and Non-core
and Legacy.

2 Includes reclassifications from IFRS 3 contingent liabilities to IAS 37 provisions, including the funding by UBS of the offer made in June 2024 by the Credit Suisse supply chain finance funds to redeem all of their outstanding units.

As a result of the offer,

UBS reclassified USD
944
m from IFRS 3 acquisition-related

contingent liabilities to IAS 37

provisions related to litigation, regulatory

and similar matters, as

the
probability of an outflow of

resources increased, bringing the

total IAS 37 provision for

this matter to USD
1,421
m, with no impact

on the income statement.

The provision has been

used to recognize the

funding
obligation, which was accounted for as a derivative liability with a fair value of USD
1,421
m. Post the expiry of the offer,

USD
92
m was reclassified from derivative liabilities back into

IAS 37 provisions in relation to
investors who did not accept the redemption offer.
1. Inquiries regarding cross-border wealth management businesses
Tax and regulatory authorities in a number of

countries have made inquiries,

served requests for information or

examined
employees located in their

respective jurisdictions

relating to the

cross-border wealth

management services provided

by
UBS and other financial

institutions. Credit Suisse

offices in various locations,

including the UK, the

Netherlands, France
and

Belgium,

have

been

contacted

by

regulatory

and

law

enforcement

authorities

seeking

records

and

information
concerning

investigations

into

Credit

Suisse’s

historical

private

banking

services

on

a

cross-border

basis

and

in

part
through its local branches and banks. The

UK and French aspects of these issues

have been closed. UBS is continuing to
cooperate with the authorities.

Annual Report 2024
| Consolidated financial statements | UBS

Group AG consolidated financial statements

307
Note 18

Provisions and contingent liabilities (continued)
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

Appeal’s

decision
regarding unlawful solicitation and aggravated

laundering of the proceeds of tax

fraud, but overturned the confiscation
of EUR
1
bn, the

penalty of

EUR
3.75
m and

the EUR
800
m of

civil damages

awarded to

the French

state. The

case has
been remanded to

the Court of

Appeal for a

retrial regarding these

overturned elements. The

French state has

reimbursed
the EUR
800
m of civil damages to UBS AG.
In May 2014, Credit Suisse entered into

settlement agreements with the SEC, Federal Reserve and

New York Department
of Financial Services and

entered into an agreement with

the US Department of

Justice (DOJ) to plead

guilty to conspiring
to aid and abet

US taxpayers in

filing false tax

returns (2014 Plea

Agreement). Credit Suisse

continued to report

to and
cooperate with US

authorities in accordance

with its obligations

under the 2014

Plea Agreement, including

by conducting
a review of cross-border

services provided by Credit

Suisse. In this connection,

Credit Suisse provided information

to US
authorities regarding potentially

undeclared US assets

held by clients

at Credit Suisse.

UBS continues to

cooperate with
the ongoing investigation by the DOJ.
Our balance sheet

at 31 December

2024 reflected

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
2
bn.
In 2014,

the US

Supreme Court

rejected the

BMIS Trustee’s

motion for

leave to

appeal decisions,

dismissing all

claims
against UBS defendants except those for the recovery of approximately USD
125
m of payments alleged to be fraudulent
conveyances and

preference payments.

Similar claims

have been

filed against

Credit Suisse

entities seeking

to recover
redemption payments.

In 2016,

the bankruptcy

court dismissed

these claims

against the

UBS entities

and most

of the
Credit Suisse entities.

In 2019, the

Court of Appeals

reversed the

dismissal of the

BMIS Trustee’s remaining

claims. The
case has been remanded to the Bankruptcy Court for further

proceedings.

Annual Report 2024
| Consolidated financial statements | UBS

Group AG consolidated financial statements

308
Note 18

Provisions and contingent liabilities (continued)
3. Foreign exchange, LIBOR and benchmark rates, and other

trading practices
Foreign-exchange-related

regulatory

matters:

Beginning

in

2013,

numerous

authorities

commenced

investigations
concerning

possible

manipulation

of

foreign

exchange

markets

and

precious

metals

prices.

As

a

result

of

these
investigations, UBS entered

into resolutions with

Swiss, US and

UK regulators and

the European

Commission. UBS was
granted conditional immunity by the

Antitrust Division of the DOJ

and by authorities in other

jurisdictions in connection
with potential

competition law violations

relating to foreign

exchange and

precious metals businesses.

In December

2021,
the European Commission issued a decision imposing a fine of EUR
83.3
m on Credit Suisse entities based on findings of
anticompetitive

practices

in

the

foreign

exchange

market.

Credit

Suisse

has

appealed

the

decision

to

the

European
General Court. UBS received leniency and accordingly

no fine was assessed.
Foreign-exchange-related civil litigation:

Putative class actions

have been filed

since 2013 in

US federal courts

and in other
jurisdictions against UBS, Credit Suisse and other banks on behalf of putative classes of persons who engaged in foreign currency transactions with any

of the defendant banks.

UBS and Credit

Suisse have resolved US

federal court class actions
relating

to

foreign

currency

transactions

with

the

defendant

banks

and

persons

who

transacted

in

foreign

exchange
futures contracts

and options

on such

futures.

Certain class

members

have excluded

themselves from

that settlement
and filed individual actions in US and English courts against UBS, Credit Suisse and other banks, alleging violations of US
and

European

competition

laws

and

unjust

enrichment.

UBS,

Credit

Suisse

and

the

other

banks

have

resolved

those
individual

matters.

Credit

Suisse

and

UBS,

together

with

other

financial

institutions,

were

named

in

a

consolidated
putative class action in Israel, which made allegations similar to those made in the actions pursued in other

jurisdictions.
In April 2022,

Credit Suisse entered

into an agreement

to settle all

claims in this

action. In February

2024, UBS entered
into an agreement to settle all claims in this action. Both

settlements remain subject to court approval.
A

putative

class

action

was

filed

in

federal

court

against

UBS

and

numerous

other

banks

on

behalf

of

persons

and
businesses in the US

who directly purchased foreign

currency from the defendants

and alleged co-conspirators

for their
own end use. In May 2024, the Second Circuit upheld the

district court’s dismissal of the case.
LIBOR

and

other

benchmark-related

regulatory

matters:

Numerous

government

agencies

conducted

investigations
regarding potential improper attempts by UBS,

among others, to manipulate LIBOR and

other benchmark rates at certain
times. UBS and

Credit Suisse

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

Also pending in

the US and

in other jurisdictions are

a number of other

actions
asserting losses related

to various products

whose interest

rates were

linked to LIBOR

and other benchmarks,

including
adjustable

rate

mortgages,

preferred

and

debt

securities,

bonds

pledged

as

collateral,

loans,

depository

accounts,
investments

and

other

interest-bearing

instruments.

The

complaints

allege

manipulation,

through

various

means,

of
certain

benchmark

interest

rates,

including

USD LIBOR,

Yen

LIBOR,

EURIBOR,

CHF LIBOR,

and

GBP

LIBOR

and

seek
unspecified compensatory and other damages under various

legal theories.
USD LIBOR class and individual actions

in the US:
Beginning in 2013, putative class

actions were filed in

US federal district
courts (and subsequently consolidated in the US District Court for the Southern District of New York (SDNY)) by

plaintiffs
who

engaged

in

over-the-counter

instruments,

exchange-traded

Eurodollar

futures

and

options,

bonds

or

loans

that
referenced

USD LIBOR.

The

complaints

allege

violations

of

antitrust

law

and

the

Commodities

Exchange

Act,

as

well
breach of contract

and unjust enrichment.

Following various rulings

by the district

court and the

Second Circuit

dismissing
certain of the causes of action and allowing

others to proceed, one class action

with respect to transactions in over-the-
counter

instruments

and

several

actions

brought

by

individual

plaintiffs

are

proceeding

in

the

district

court.

UBS

and
Credit

Suisse

have

entered

into

settlement

agreements

in

respect

of

the

class

actions

relating

to

exchange-traded
instruments, bonds and loans. These settlements have received final court approval and the actions have been dismissed as to UBS and Credit Suisse. In addition,

an individual action was filed in the

Northern District of California against UBS,
Credit Suisse and numerous other

banks alleging that the defendants

conspired to fix the interest

rate used as the basis
for loans to consumers by jointly setting

the USD ICE LIBOR rate and monopolized the market for LIBOR-based consumer loans and credit cards. The court dismissed the initial complaint and subsequently dismissed an amended complaint with prejudice. In

January 2024,

plaintiffs appealed

the dismissal

to the

Ninth Circuit

Court of

Appeals, which

affirmed the
dismissal in November 2024.
Other

benchmark

class actions

in

the

US:
The

Yen LIBOR/Euroyen

TIBOR,

EURIBOR

and GBP

LIBOR

actions

have

been
dismissed. Plaintiffs have appealed the dismissals.
In November 2022, defendants moved

to dismiss the complaint in

the CHF LIBOR action. In 2023,

the court approved a
settlement by Credit Suisse of the claims against it in this matter.

Annual Report 2024
| Consolidated financial statements | UBS

Group AG consolidated financial statements

309
Note 18

Provisions and contingent liabilities (continued)
Government bonds:

In 2021, the European Commission issued a decision finding that UBS and six other banks breached
European

Union

antitrust

rules

between

2007

and

2011

relating

to

European

government

bonds.

The

European
Commission fined

UBS EUR
172
m. UBS

has appealed

the amount

of the

fine.
Also in

2021, the

European Commission
issued a decision finding that Credit Suisse and four

other banks had breached European Union antitrust rules relating to supra-sovereign,

sovereign

and

agency

bonds

denominated

in

USD.

The

European

Commission

fined

Credit

Suisse
EUR
11.9
m, which amount was confirmed on appeal.
Credit Suisse, together with other financial institutions, was named in two

Canadian putative class actions, which allege
that defendants conspired to

fix the prices of

supranational, sub-sovereign and agency bonds

sold to and

purchased from
investors in

the secondary

market. One

action was

dismissed against

Credit Suisse

in February

2020. In

October 2022,
Credit Suisse

entered into

an agreement

to settle

all claims

in the

second action,

which was

approved by

the court

in
November 2024.

Credit default swap auction litigation

– In June 2021, Credit Suisse, along with other banks and entities, was named in a putative class action complaint filed

in the US District

Court for the District

of New Mexico alleging

manipulation of credit
default swap (CDS)

final auction prices.

Defendants filed

a motion to

enforce a

previous CDS class

action settlement

in
the SDNY. In January 2024, the SDNY ruled that, to the extent claims in the New Mexico action arise from conduct prior
to 30 June 2014, those claims are barred by the SDNY settlement.

The plaintiffs have appealed the SDNY decision.
With respect to

additional matters

and jurisdictions

not encompassed

by the

settlements and

orders referred

to above,
UBS’s balance sheet at 31 December 2024 reflected a provision in an amount that UBS believes to be appropriate under
the applicable accounting standard. As in the case of other matters for which we have established provisions, the future
outflow

of

resources

in

respect

of

such

matters

cannot

be

determined

with

certainty

based

on

currently

available
information and accordingly may ultimately

prove to be substantially greater

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

requests to

disclose and

potentially
surrender retrocessions.

Client requests

are assessed

on a

case-by-case basis.

Considerations taken

into account

when
assessing these cases

include, among other things,

the existence of

a discretionary mandate and

whether or not

the client
documentation contained a valid waiver with respect to

distribution fees.
UBS’s balance

sheet at

31 December 2024

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
5. Mortgage-related matters
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
DOJ and Credit Suisse

agreed to the appointment of

an independent monitor to oversee

the completion of the

consumer
relief requirements of the

settlement. UBS continues to evaluate its approach

toward satisfying the remaining

consumer
relief obligations. The aggregate amount of the

consumer relief obligation increased after 2021 by
5
% per annum of the
outstanding amount due

until these obligations

are settled. The monitor

publishes reports periodically on

these consumer
relief matters.
Civil litigation: Repurchase

litigations

– Credit Suisse

affiliates are defendants

in various civil

litigation matters related

to
their roles as

issuer, sponsor,

depositor, underwriter

and/or servicer

of RMBS transactions.

These cases

currently include
repurchase

actions

by

RMBS

trusts

and/or

trustees,

in

which

plaintiffs

generally

allege

breached

representations

and
warranties in respect of mortgage loans and failure

to repurchase such mortgage loans as required

under the applicable
agreements. The amounts disclosed below do not reflect

actual realized plaintiff losses to date. Unless otherwise

stated,
these amounts reflect the original unpaid principal balance

amounts as alleged in these actions.

Annual Report 2024
| Consolidated financial statements | UBS

Group AG consolidated financial statements

310
Note 18

Provisions and contingent liabilities (continued)
DLJ Mortgage Capital,

Inc. (DLJ) is

a defendant in New

York State court in

five actions: An action

brought by Asset Backed
Securities

Corporation

Home

Equity

Loan

Trust,

Series

2006-HE7

alleges

damages

of

not

less

than

USD
374
m.

In
December 2023, the court granted in part DLJ’s motion to dismiss, dismissing with prejudice all notice-based claims; the
parties have appealed.

An action by

Home Equity Asset

Trust, Series 2006-8, alleges

damages of not less

than USD
436
m.
An action by Home Equity Asset

Trust 2007-1 alleges damages of not less

than USD
420
m. Following a non-jury trial, the
court issued a

decision in December

2024 that the

plaintiff had established

breaches of representations

and warranties
relating to
210

of the
783

loans at issue.

The court deferred

decision as to

damages, which will

either be agreed

upon
by the parties or briefed for further decision by the court. An action by Home Equity Asset Trust 2007-2 alleges damages of not less than USD
495
m. An action by CSMC Asset-Backed Trust 2007-NC1 does

not allege a damages amount.
6. ATA litigation
Since November 2014, a series of lawsuits have been

filed against a number of banks, including

Credit Suisse, in the US
District Court

for the

Eastern District

of New

York

(EDNY) and

the SDNY

alleging claims

under the

United States

Anti-
Terrorism

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
to

vacate

the

judgment

in

the

first

filed

lawsuit.

Of

the

other

seven

cases,

four

are

stayed,

including

one

that

was
dismissed as to Credit Suisse

and most of the

bank defendants prior to

entry of the stay, and in three cases plaintiffs have
filed amended complaints.
7. Customer account matters
Several clients have claimed that a former relationship

manager in Switzerland had exceeded his investment authority in
the

management

of their

portfolios,

resulting

in

excessive

concentrations

of certain

exposures

and

investment

losses.
Credit Suisse AG has investigated

the claims, as well as transactions among

the clients. Credit Suisse

AG filed a criminal
complaint

against

the

former

relationship

manager

with

the

Geneva

Prosecutor’s

Office

upon

which

the

prosecutor
initiated a

criminal investigation.

Several

clients of

the former

relationship manager

also filed

criminal complaints

with
the Geneva Prosecutor’s Office. In February 2018, the former relationship manager was sentenced to five years in prison by

the

Geneva

criminal

court

for

fraud,

forgery

and

criminal

mismanagement

and

ordered

to

pay

damages

of
approximately

USD
130
m.

On appeal,

the

Criminal

Court of

Appeals

of Geneva

and,

subsequently,

the

Swiss

Federal
Supreme Court upheld the main findings of the Geneva

criminal court.
Civil lawsuits have been initiated

against Credit Suisse AG and / or

certain affiliates in various jurisdictions,

based on the
findings established in the criminal proceedings against the former relationship manager.
In Singapore, in a civil lawsuit against Credit Suisse Trust Limited, the Singapore International Commercial Court issued a judgment

finding

for

the

plaintiffs and,

in

September 2023,

the

court

awarded

damages

of USD
742.73
m, excluding
post-judgment

interest.

This

figure

does

not

exclude

potential

overlap

with

the

Bermuda

proceedings

against

Credit
Suisse Life

(Bermuda) Ltd.,

described below,

and the

court ordered

the parties

to ensure

that there

shall be

no double
recovery in relation to

this award and

the Bermuda proceedings.

On appeal from this

judgment, in July 2024,

the court
ordered some

changes to

the calculation

of damages

and directed

the parties

to agree

adjustments to

the award.

The
court ordered a revised award of USD
461
m, including interest and costs, in October 2024.
In Bermuda, in the civil lawsuit brought against

Credit Suisse Life (Bermuda) Ltd., the Supreme

Court of Bermuda issued
a judgment finding for the plaintiff and awarded damages of USD
607.35
m to the plaintiff. Credit Suisse Life (Bermuda)
Ltd. appealed the decision and in June 2023, the Bermuda Court of Appeal confirmed the award issued by the Supreme
Court of Bermuda

and the finding

that Credit Suisse

Life (Bermuda) Ltd.

had breached its

contractual and fiduciary duties,
but overturning

the

finding

that

Credit

Suisse

Life

(Bermuda)

Ltd.

had

made

fraudulent

misrepresentations.

In

March
2024,

the

Bermuda

Court

of

Appeal

granted

a

motion

by

Credit

Suisse

Life

(Bermuda)

Ltd.

for

leave

to

appeal

the
judgment to

the Judicial

Committee of

the Privy Council

and the

notice of

such appeal was

filed. The

Court of Appeal
also

ordered

that

the

current

stay

continue

pending

determination

of the

appeal

on the

condition

that

the

damages
awarded remain within the escrow account plus interest calculated at the Bermuda statutory rate of
3.5
%. In December
2023, USD
75
m was released from the escrow account and paid to plaintiffs.
In Switzerland,

civil lawsuits

have been

commenced against

Credit Suisse AG

in the

Court of

First Instance

of Geneva,
with statements of claim served in March 2023 and March

2024.

Annual Report 2024
| Consolidated financial statements | UBS

Group AG consolidated financial statements

311
Note 18

Provisions and contingent liabilities (continued)
8. Mozambique matter
Credit Suisse was subject to investigations by regulatory and enforcement authorities, as well as civil litigation, regarding certain

Credit

Suisse

entities’

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

and Exchange Commission (SEC), the
UK Financial

Conduct Authority

(FCA) and

FINMA to

resolve inquiries

by these

agencies, including

findings that

Credit
Suisse failed to appropriately

organize and conduct

its business with due

skill and care, and

manage risks. Credit

Suisse
Group AG entered into a three-year Deferred Prosecution Agreement (DPA) with the DOJ in connection with the criminal
information charging Credit Suisse Group AG with conspiracy to commit wire fraud and Credit Suisse Securities (Europe)
Limited (CSSEL) entered

into a Plea

Agreement and

pleaded guilty

to one count

of conspiracy to

violate the US

federal
wire

fraud

statute.

Under

the

terms

of

the

DPA,

UBS

Group

AG

(as

successor

to

Credit

Suisse

Group

AG)

continued
compliance enhancement and

remediation efforts agreed

by Credit

Suisse, and undertake

additional measures

as outlined
in the DPA. In January 2025, as permitted under the terms of the DPA,

the DOJ elected to extend the term of the DPA by
one year.

9. ETN-related litigation
XIV litigation:
Since March

2018, three

class action

complaints were

filed in

the SDNY

on behalf

of a

putative class

of
purchasers of VelocityShares

Daily Inverse VIX Short-Term

Exchange Traded

Notes linked to the S&P 500 VIX Short-Term
Futures Index

(XIV ETNs). The

complaints have

been consolidated

and asserts

claims against

Credit Suisse

for violations
of various anti-fraud and

anti-manipulation provisions of US securities laws

arising from a decline in

the value of XIV

ETNs
in February

2018. On

appeal from

an order

of the

SDNY dismissing

all claims,

the Second

Circuit issued

an order

that
reinstated a portion of the claims. In

decisions in March 2023 and February 2025, the court

granted class certification for
two of the three classes proposed by plaintiffs

and denied class certification of the third proposed

class.
10. Bulgarian former clients matter
In December 2020, the Swiss Office of the Attorney General brought charges against Credit Suisse AG and other parties concerning the diligence

and controls

applied to

a historical

relationship with

Bulgarian former

clients who

are alleged
to

have

laundered

funds

through

Credit

Suisse

AG

accounts.

In

June

2022,

following

a

trial,

Credit

Suisse

AG

was
convicted

in

the

Swiss

Federal

Criminal

Court

of

certain

historical

organizational

inadequacies

in

its

anti-money-
laundering

framework

and

ordered

to pay

a

fine

of

CHF
2
m. In

addition,

the

court

seized certain

client

assets

in

the
amount

of

approximately

CHF
12
m

and

ordered

Credit

Suisse

AG

to

pay

a

compensatory

claim

in

the

amount

of
approximately CHF
19
m. Credit

Suisse AG

appealed the

decision to

the Swiss

Federal Court

of Appeals.

Following the
merger of UBS AG and Credit Suisse AG,

UBS AG confirmed the appeal. In November 2024,

the court issued a judgment
that acquitted

UBS AG and

annulled the fine

and compensatory

claim ordered

by the

first instance

court. The court

of
appeal’s judgment may be appealed to the Swiss Federal

Supreme Court.
11. Supply chain finance funds
Credit

Suisse

has

received

requests

for

documents

and

information

in

connection

with

inquiries,

investigations,
enforcement and

other actions relating

to the supply

chain finance

funds (SCFFs)

matter by FINMA,

the FCA and

other
regulatory and governmental agencies.
In February 2023, FINMA announced

the conclusion of its enforcement

proceedings against Credit Suisse

in connection
with the SCFFs matter. In its

order, FINMA reported that Credit Suisse

had seriously breached applicable Swiss supervisory
laws in

this context

with regard

to risk

management

and appropriate

operational structures.

While FINMA

recognized
that

Credit

Suisse

had

already

taken

extensive

organizational

measures

to

strengthen

its

governance

and

control
processes,

FINMA

ordered

certain

additional

remedial

measures.

These

include

a

requirement

that

Credit

Suisse
documents

the

responsibilities

of

approximately
600

of

its

highest-ranking

managers.

This

measure

has

been

made
applicable to UBS Group. FINMA has

also separately opened four enforcement

proceedings against former managers

of
Credit Suisse.
In

May

2023,

FINMA

opened

an

enforcement

proceeding

against

Credit

Suisse

in

order

to

confirm

compliance

with
supervisory

requirements

in

response

to inquiries

from

FINMA’s

enforcement

division

in the

SCFFs

matter.

FINMA

has
closed

the

enforcement

proceeding,

finding

that

Credit

Suisse

breached

its

cooperation

obligations

with

FINMA
Enforcement. FINMA refrained from ordering any remedial measures as it did not find similar issues with UBS.
In December 2024, the Luxembourg Commission de Surveillance du Secteur Financier (CSSF) concluded its investigation.
The

CSSF

identified

non-compliance

with

several

obligations

under

Luxembourg

law

and

imposed

a

sanction

of

EUR
250,000
.

Annual Report 2024
| Consolidated financial statements | UBS

Group AG consolidated financial statements

312
Note 18

Provisions and contingent liabilities (continued)
The Attorney General of the Canton

of Zurich has initiated a criminal

procedure in connection with the SCFFs matter and
several fund investors have joined

the procedure as interested parties. Certain

former and active Credit Suisse

employees,
among others, have been named as accused persons, but

Credit Suisse itself was not made a party to the proceeding.
Certain civil actions have

been filed by fund

investors and other

parties against Credit

Suisse and/or certain officers

and
directors in

various jurisdictions,

which make

allegations including

mis-selling and

breaches of

duties of

care, diligence
and other fiduciary duties. In June 2024, the

Credit Suisse SCFFs made a voluntary offer to

the SCFFs investors to redeem
all outstanding fund units. The offer expired on

31 July 2024, and fund units representing around
92
% of the SCFFs’ net
asset value were tendered in the offer and accepted. Fund units accepted in the offer were redeemed at
90
% of the net
asset value determined on 25 February 2021, net of any payments made by the relevant fund to the fund investors since
that time. Investors whose units were redeemed

released any claims they may have had

against the SCFFs, Credit Suisse
or UBS. The offer was funded by UBS through the purchase

of units of feeder sub-funds.
12. Archegos
Credit Suisse and UBS have received requests for documents and information in connection with inquiries, investigations and/or

actions

relating

to

their

relationships

with

Archegos

Capital

Management

(Archegos),

including

from

FINMA
(assisted by

a third

party appointed

by FINMA),

the DOJ,

the SEC,

the US

Federal Reserve,

the US

Commodity Futures
Trading Commission (CFTC), the US Senate Banking Committee, the Prudential Regulation Authority (PRA), the FCA, the
WEKO, the Hong Kong

Competition Commission and

other regulatory and

governmental agencies. UBS

is cooperating
with the

authorities

in these

matters. In

July 2023,

CSI and

CSSEL entered

into a

settlement

agreement

with the

PRA
providing

for

the

resolution

of

the

PRA’s

investigation.

Also

in

July

2023,

FINMA

issued

a

decree

ordering

remedial
measures and the Federal Reserve Board issued

an Order to Cease and Desist.

Under the terms of

the order, Credit Suisse
paid

a

civil

money

penalty

and

agreed

to

undertake

certain

remedial

measures

relating

to

counterparty

credit

risk
management, liquidity risk

management and non-financial

risk management, as

well as enhancements

to board oversight
and governance. UBS

Group, as the

legal successor to

Credit Suisse Group AG,

is a party

to the FINMA

decree and Federal
Reserve Board Cease and Desist Order.

Civil actions

relating to

Credit Suisse’s

relationship with

Archegos have

been filed

against Credit

Suisse and/or

certain
officers and directors, including claims for breaches of fiduciary duties.
13. Credit Suisse financial disclosures
Credit

Suisse

Group

AG

and

certain

directors,

officers

and

executives

have

been

named

in

securities

class

action
complaints pending in the SDNY. These complaints, filed on behalf of purchasers of Credit Suisse shares, additional

tier 1
capital notes,

and other

securities in

2023, allege

that defendants

made misleading

statements regarding:

(i) customer
outflows in

late 2022;

(ii) the

adequacy of

Credit

Suisse’s

financial reporting

controls;

and (iii)

the adequacy

of Credit
Suisse’s

risk

management

processes,

and

include

allegations

relating

to

Credit

Suisse

Group AG’s

merger

with

UBS
Group AG. Many of the actions have been consolidated, and a motion to dismiss was granted in part and denied in part in September 2024. For one additional action, filed in October

2023, a motion to dismiss remains pending.
Credit

Suisse

has

received

requests

for

documents

and

information

from

regulatory

and

governmental

agencies

in
connection with

inquiries, investigations and/or

actions relating

to these

matters, as

well as

for other

statements regarding
Credit Suisse’s financial condition,

including from the SEC, the

DOJ and FINMA. UBS is

cooperating with the authorities
in these matters.
14. Merger-related litigation
Certain Credit Suisse

Group AG affiliates

and certain directors,

officers and executives

have been named

in class action
complaints

pending

in

the

SDNY

and

New

Jersey

federal

court.

One

complaint,

brought

on

behalf

of

Credit

Suisse
shareholders, alleges breaches

of fiduciary duty under Swiss

law and civil RICO claims

under US federal law.

In February
2024, the court

granted defendants’

motions to dismiss

the civil RICO

claims and conditionally

dismissed the Swiss

law
claims pending defendants’ acceptance

of jurisdiction in Switzerland. In March

2024, having received consents

to Swiss
jurisdiction

from

all

defendants

served

with

the

complaint,

the

court

dismissed

the

Swiss

law

claims

against

those
defendants.

Additional

complaints,

brought

on

behalf

of

holders

of

Credit

Suisse

additional

tier 1

capital

notes

(AT1
noteholders) allege breaches

of fiduciary duty under

Swiss law,

arising from a series

of scandals and misconduct,

which
led

to

Credit

Suisse

Group

AG’s

merger

with

UBS

Group

AG,

causing

losses

to

shareholders

and

AT1

noteholders.
Motions to dismiss these complaints

were granted in

March 2024 and September

2024 on the basis that

Switzerland is
the most appropriate forum for litigation. Plaintiff

in one of these cases has appealed the dismissal.

Annual Report 2024
| Consolidated financial statements | UBS

Group AG consolidated financial statements

313
Note 19

Other liabilities
a) Other financial liabilities measured at amortized

cost

USD m 31.12.24 31.12.23
Other accrued expenses
3,140
3,270
Accrued interest expenses
5,876
6,692
Settlement and clearing accounts
1,944
1,519
Lease liabilities
4,597
5,502
Other

5,476
3,868
Total other financial liabilities measured at amortized cost
21,033
20,851
b) Other financial liabilities designated at fair value

USD m 31.12.24 31.12.23
Financial liabilities related to unit-linked investment contracts
17,203
15,992
Securities financing transactions
5,798
7,416
Over-the-counter debt instruments and other
5,698
6,076
Total other financial liabilities designated at fair value
28,699
29,484
c) Other non-financial liabilities

USD m 31.12.24 31.12.23
Compensation-related liabilities
9,592
9,746
of which: Deferred Contingent Capital Plan
1,847
1,709
of which: financial advisor compensation plans
1,621
1,483
of which: cash awards and other compensation plans
4,393
4,723
of which: net defined benefit liability
763
796
of which: other compensation-related liabilities
1
969
1,035
Current tax liabilities
1,671
1,460
Deferred tax liabilities
340
325
VAT,

withholding tax and other tax payables
1,156
1,120
Deferred income
555
635
Liabilities of disposal groups held for sale
2
1,199
Other
320
802
Total other non-financial liabilities
14,834
14,089
1

Includes liabilities for payroll taxes and untaken vacation.

2

Refer to Note 29 for more information about the agreement to sell Select Portfolio Servicing.

Annual Report 2024
| Consolidated financial statements | UBS

Group AG consolidated financial statements

314

Additional information
Note 20

Expected credit loss measurement
a) Expected credit losses in the period
Total net credit loss

expenses were

USD
551
m in 2024,

reflecting

net credit

loss releases

of USD
99
m related

to stage 1

and
2 positions and net

credit loss expenses of USD
651
m related to

credit-impaired (stage 3 and purchased credit-impaired)
positions,

predominantly

in the corporate

lending portfolios.
›
Refer to Note 20b for more information regarding changes to ECL models, scenarios, scenario weights and the post-model
adjustments and to Note 20c for more information

regarding the development of ECL allowances and provisions

Credit loss expense / (release)
Performing positions Credit-impaired positions
USD m Stages 1 and 2 Stage 3
Purchased

Total
For the year ended 31.12.24
Global Wealth Management
(60)
41
3
(16)
Personal & Corporate Banking
(63)
487
(21)
404
Asset Management
(1)
0
0
(1)
Investment Bank
56
42
0
97
Non-core and Legacy
(30)
42
57
69
Group Items
(2)
0
0
(2)
Total
(99)
612
39
551
For the year ended 31.12.23
Global Wealth Management
127
27
13
166
Personal & Corporate Banking
271
183
27
482
Asset Management
1
(1)
0
0
Investment Bank
110
78
2
190
Non-core and Legacy
78
91
25
193
Group Items
5
0
0
6
Total
593
378
67
1,037
For the year ended 31.12.22
Global Wealth Management
(5)
5
0
Personal & Corporate Banking
27
12
39
Asset Management
0
0
0
Investment Bank
6
(18)
(12)
Non-core and Legacy
0
2
2
Group Items
1
0
1
Total
29
0
29

b) Changes to

ECL models, scenarios,

scenario weights

and key inputs

Refer to

Note 1a for

information about

the

principles governing

expected credit

loss (ECL)

models, scenarios,

scenario
weights and

key inputs.

Governance
Comprehensive

cross-functional

and cross-divisional

governance

processes are

in place

and are

used to

discuss and

approve
scenario updates and weights,

to assess whether

significant increases in credit

risk resulted in

stage transfers, to

review
model outputs

and to reach conclusions

regarding post-model

adjustments.

Model changes
During 2024, the model review and enhancement

process led to adjustments of the probability

of default (PD), loss given
default (LGD) and credit

conversion factor

(CCF) models, resulting

in a USD
49
m increase in ECL allowances.

This included
an increase

of USD
68
m in

the Investment

Bank related

to large

corporate

clients and

a USD
17
m decrease

in Global

Wealth
Management related

to lending for

ship financing.

Scenario and

key input updates
During 2024, the scenarios and related macroeconomic

factors were updated from those applied

at the end of 2023 by
considering

the

prevailing

economic

and

political

conditions

and

uncertainty.

The

review

focused

on

events

that
significantly changed

the economic

outlook during

the

year:

the milder

inflation outlook

and the

start of

a monetary
policy easing cycle, and

geopolitical uncertainties. ECLs for legacy

Credit Suisse positions were calculated based

on legacy
Credit Suisse models, including the same scenario

and scenario weight inputs as for UBS’s existing business

activity.
Baseline

scenario
: the

projections

of the

baseline scenario,

which are

aligned

to the

economic and

market assumptions

used
for

UBS’s

business

planning

purposes,

are

broadly

in

line

with

external

benchmarks,

such

as

those

from

Bloomberg
Consensus, Oxford

Economics and

the International

Monetary Fund World

Economic Outlook.

The expectation

for 2025 is
that global growth

slows due to rising

uncertainty,

with the prospect

of renewed tariff

escalation,

and a deceleration

in US
economic

growth.

Unemployment

rates

are forecast

to increase

somewhat

from their

2024 levels.

After

declining

over 2024,
long-term interest rates are expected to

remain broadly stable in 2025.

The outlook for house

prices worldwide remains
resilient,

including in

Switzerland.

Annual Report 2024
| Consolidated financial statements | UBS

Group AG consolidated financial statements

315
Note 20

Expected credit loss measurement (continued)
Mild

debt crisis

scenario
:
The first

hypothetical

downside

scenario

is the

mild debt

crisis

scenario.

The mild

debt crisis

assumes
that political, solvency and

liquidity concerns cause

a

sell-off of

sovereign debt in

emerging markets and

the peripheral
Eurozone. The global economy

and financial markets are

negatively affected,

and central banks are assumed

to ease their
monetary policy.
Stagflationary geopolitical crisis scenario :
The second

downside scenario is

aligned with

the 2024

Group binding

stress
scenario and was updated in 2024

to reflect expected risks, resulting in minimal changes. Geopolitical tensions cause an escalation

of security

concerns

and undermine

globalization.

The ensuing

economic

regionalization

leads

to a

surge

in global
commodity prices and further disruptions of supply chains and raises the specter of prolonged stagflation. Central banks
are forced

to further tighten

monetary policy

to contain inflationary

pressures.
Asset price appreciation

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
The table below details the key assumptions for the four scenarios applied as of 31 December 2024.
Scenario generation, review process and governance
A

team

of

economists

within

Group

Risk

Control

develops

the

forward-looking

macroeconomic

assumptions,

with

a
broad range of experts also being involved in that

process.
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
allowances.

The Group Model

Governance Committee,

as the highest

authority under UBS’s

model governance framework,

ratifies
the decisions taken by the ECL Management Forum.

Scenario weights and post-model adjustments
Scenario weights, as illustrated in the table below,

are unchanged.

However, unquantifiable risks continue to be relevant, as the geopolitical risks remained high in 2024, and the

impact on
the world economy from

escalations with unforeseeable consequences could be

severe. In the near

term, this uncertainty
relates

primarily

to

developments

in

the

Russia–Ukraine

war

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

Total

stage

1 and

2

allowances

and

provisions

were

USD
946
m

as

of

31 December

2024

and

included

post-model
adjustments of

USD
235
m (31 December

2023: USD
326
m). Post-model

adjustments are

to address

uncertainty levels,
including those arising from the

geopolitical situation, and to align Credit

Suisse’s model results with the

results expected
under the applicable UBS model after the migration of positions.

.

Economic scenarios and weights applied
Assigned weights in %
ECL scenario 31.12.24 31.12.23
Asset price appreciation / inflation
0.0
0.0
Baseline
60.0
60.0
Mild debt crisis
15.0
15.0
Stagflationary geopolitical crisis
25.0
25.0

Annual Report 2024
| Consolidated financial statements | UBS

Group AG consolidated financial statements

316
Note 20

Expected credit loss measurement (continued)

Scenario assumptions
One year

Three years cumulative

31.12.24
Asset price
inflation Baseline
Mild debt
crisis
Stagflationary
geopolitical
crisis

Asset price
inflation Baseline
Mild debt
crisis
Stagflationary
geopolitical
crisis

Real GDP growth (percentage change)
United States
3.5
2.0
(1.4)
(4.8)
8.6
5.5
0.8
(4.4)
Eurozone
2.5
0.9
(1.7)
(5.6)
5.6
3.2
(0.1)
(5.7)
Switzerland
2.7
0.9
(1.1)
(4.8)
6.2
4.2
0.4
(4.9)
Consumer price index (percentage change)

United States
2.3
2.6
0.0
10.0
8.1
7.8
2.5
15.8
Eurozone
2.0
2.2
0.0
9.6
7.3
5.9
2.0
14.8
Switzerland
1.4
0.7
(0.2)
5.8
5.7
2.7
1.4
10.7
Unemployment rate (end-of-period level, %)
United States
3.1
4.3
6.8
9.8
3.0
4.1
8.1
12.4
Eurozone
6.0
7.0
7.9
10.5
6.0
6.8
8.3
11.7
Switzerland
2.3
2.6
3.4
4.6
2.3
2.5
4.2
5.5
Fixed income: 10-year government bonds (change in yields, basis points)
USD
0
77
(137)
270
45
82
(77)
245
EUR
0
25
(113)
245
38
35
(68)
215
CHF
0
(4)
(22)
195
38
11
(1)
180
Equity indices (percentage change)
S&P 500
20.0
12.0
(28.1)
(56.5)
51.7
26.7
(14.0)
(51.2)
EuroStoxx 50
16.0
(0.6)
(27.9)
(56.6)
41.7
9.9
(18.3)
(52.7)
SPI
14.0
(0.6)
(26.0)
(56.6)
37.9
8.0
(13.0)
(52.7)
Swiss real estate (percentage change)
Single-Family Homes

4.5
3.2
(4.3)
(18.5)
10.7
8.8
(3.0)
(28.6)
Other real estate (percentage change)
United States (S&P / Case–Shiller)
6.3
3.4
(7.6)
(20.2)
16.8
11.9
(5.2)
(30.5)
Eurozone (House Price Index)
4.5
3.7
(6.1)
(8.4)
10.7
11.6
(5.6)
(12.9)

Scenario assumptions
One year

Three years cumulative

31.12.23
Asset price
inflation Baseline
Mild debt
crisis
Stagflationary
geopolitical
crisis

Asset price
inflation Baseline
Mild debt
crisis
Stagflationary
geopolitical
crisis

Real GDP growth (percentage change)
United States
4.0
0.1
(1.6)
(4.8)
9.1
4.4
0.6
(4.4)
Eurozone
3.0
0.5
(1.7)
(5.6)
6.2
2.9
(0.1)
(5.7)
Switzerland
3.0
1.4
(1.2)
(4.8)
6.6
4.4
0.3
(4.9)
Consumer price index (percentage change)

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
Equity indices (percentage change)
S&P 500
20.0
15.3
(26.6)
(51.5)
51.7
28.1
(12.2)
(45.6)
EuroStoxx 50
20.0
12.0
(26.4)
(51.6)
46.6
22.9
(16.6)
(47.2)
SPI
15.0
4.6
(24.5)
(51.6)
39.2
15.9
(11.2)
(47.2)
Swiss real estate (percentage change)
Single-Family Homes

6.6
(1.5)
(4.4)
(18.5)
14.0
0.8
(3.0)
(28.6)
Other real estate (percentage change)
United States (S&P / Case–Shiller)
8.1
0.6
(8.6)
(20.0)
19.7
5.8
(5.2)
(30.2)
Eurozone (House Price Index)
7.0
0.6
(5.9)
(8.4)
15.4
6.4
(5.2)
(12.9)

Annual Report 2024
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
to the factors listed above.

Development of ECL allowances and

provisions
USD m Total Stage 1 Stage 2 Stage 3 PCI
Balance as of 31 December 2023
(2,261)
(700)
(416)
(993)
(153)
Net movement from new and derecognized transactions
1
37
30
(21)
29
0
of which: Private clients with mortgages
2
(6)
8
0
0
of which: Real estate financing
8
5
3
0
0
of which: Large corporate clients
(12)
(6)
(34)
28
0
of which: SME clients
10
4
5
0
0
of which: Other
30
33
(3)
0
1

of which: Loans to financial advisors
(2)
(2)
0
0
0
Remeasurements with stage transfers
2
(509)
32
(53)
(488)
0
of which: Private clients with mortgages
(6)
0
(7)
0
0
of which: Real estate financing
(8)
2
(4)
(5)
0
of which: Large corporate clients
(100)
21
(20)
(101)
0
of which: SME clients
(295)
3
(11)
(287)
0
of which: Other
(100)
6
(10)
(96)
1
Remeasurements without stage transfers
3
(30)
127
36
(153)
(40)
of which: Private clients with mortgages
27
18
18
(7)
(2)
of which: Real estate financing
44
16
5
6
17
of which: Large corporate clients
29
55
31
(25)
(32)
of which: SME clients
(90)
5
2
(97)
0
of which: Other
(40)
32
(19)
(29)
(23)

of which: Sovereign
(9)
12
(21)
0
0
Model changes
4
(49)
(14)
(35)
0
0
Movements with profit or loss impact 5
(551)
175
(74)
(612)
(39)
Movements without profit or loss impact (write-off, FX and other)
6
305
37
31
353
(116)
Balance as of 31 December 2024
(2,507)
(487)
(459)
(1,253)
(309)
1 Represents the

increase and decrease

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

Annual Report 2024
| Consolidated financial statements | UBS

Group AG consolidated financial statements

318
Note 20

Expected credit loss measurement (continued)
Movements

with

profit

or

loss

impact
:
Stage 1

and

2

ECL

allowances

and

provisions

decreased

on

a

net

basis

by
USD
169
m.
– Net movement

from new

and derecognized transactions

includes stage 1 releases

of USD
30
m and stage 2

expenses
of USD
21
m. Stage 1

releases are mainly

driven by releases

on other smaller

segments, mainly due

to repayments. Stage 2
expenses are predominantly driven by expenses

on the corporate lending portfolios.
– Remeasurements with

stage transfers

include USD
53
m expenses

in stage 2, following

corporate and real

estate lending
credit reviews and transfers

to stage 2.
– Model changes:
refer to Note 20b for more information.
Movements without

profit or

loss impact
:
Stage 1 and

2 allowances

decreased

by USD
68
m, almost

entirely driven

by
foreign exchange effects.
Stage 3

and PCI

allowances

decreased

by

USD
237
m,

driven

by

net

write-offs

of

USD
348
m,

partly

offset

by

foreign
exchange and other movements of USD
111
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

Annual Report 2024
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

2024 – classification by trigger
USD m Total
of which:
PD layer
of which:
watch list
of which:
≥30 days

past due
Private clients with mortgages
(71)
(47)
(1)
(22)
Real estate financing
(29)
(18)
(2)
(9)
Large corporate clients
(194)
(96)
(95)
(4)
SME clients
(76)
(41)
(20)
(14)
Ship / aircraft financing
(17)
(16)
(1)
(1)
Financial intermediaries and hedge funds
(2)
(1)
0
(1)
Loans to financial advisors
(1)
0
0
(1)
Credit cards
(12)
0
0
(12)
Consumer financing
(19)
(12)
0
(7)
Commodity trade finance
(1)
0
0
0
Other
(37)
(25)
(10)
(1)
On- and off-balance sheet

(459)
(256)
(131)
(72)

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

Annual Report 2024
| Consolidated financial statements | UBS

Group AG consolidated financial statements

320
Note 20

Expected credit loss measurement (continued)

Maximum exposure to credit risk

31.12.24
Collateral
1,2
Credit enhancements
1
Exposure to
credit risk
after collateral
and credit
enhancements USD bn
Maximum
exposure to
credit risk
Cash
collateral
received
Collateralized
by equity

and debt
instruments

Secured by
real estate
Other
collateral
3
Netting
Credit
derivative
contracts
Guarantees
and sub-
participations
Financial assets measured at

amortized cost on the balance sheet
Cash and balances at central banks
223.3
223.3
Amounts due from banks
4
18.9
0.0
0.2
0.1
0.2
18.4
Receivables from securities financing transactions
measured at amortized cost
118.3
0.0
113.2
4.1
1.0
Cash collateral receivables on derivative instruments
5,6
44.0
28.3
15.7
Loans and advances to customers
580.0
30.8
130.1
337.5
40.9
0.0
9.3
31.4
Other financial assets measured at amortized cost
58.8
0.2
0.7
0.0
5.3
52.7
Total financial assets measured at amortized cost
1,043.3
31.0
244.1
337.5
50.3
28.3
0.0
9.5
342.6
Financial assets measured at fair value

through other comprehensive income – debt
2.2
2.2
Total maximum exposure to credit risk

reflected on the balance sheet within the scope of ECL
1,045.5
31.0
244.1
337.5
50.3
28.3
0.0
9.5
344.7
Guarantees
7
40.2
1.9
19.6
0.4
2.3
0.0
3.9
12.3
Irrevocable loan commitments
79.4
0.2
3.8
1.6
22.7
0.0
4.2
46.8
Forward starting reverse repurchase and securities
borrowing agreements
24.9
24.9
0.0
Committed unconditionally revocable credit lines
145.6
19.4
61.6
12.9
1.5
3.1
47.1
Total maximum exposure to credit risk not

reflected on the balance sheet within the scope of ECL
290.1
21.4
109.9
14.9
26.4
0.0
0.0
11.2
106.2
31.12.23
8
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
21.1
0.0
0.2
0.2
0.3
20.5
Receivables from securities financing transactions
measured at amortized cost
99.0
0.0
95.6
2.8
0.7
Cash collateral receivables on derivative instruments
5,6
50.1
32.9
17.2
Loans and advances to customers
639.7
40.2
131.9
372.9
38.9
0.0
11.9
43.9
Other financial assets measured at amortized cost
65.5
0.1
0.8
0.1
5.7
58.8
Total financial assets measured at amortized cost
1,189.5
40.4
228.5
373.0
47.5
32.9
0.0
12.1
455.1
Financial assets measured at fair value

through other comprehensive income – debt
2.2
2.2
Total maximum exposure to credit risk

reflected on the balance sheet within the scope of ECL
1,191.7
40.4
228.5
373.0
47.5
32.9
0.0
12.1
457.3
Guarantees
7
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
1 Of which: USD
3,742
m for 31 December 2024

(31 December 2023: USD
3,824
m) relates to total credit-impaired

financial assets measured at amortized

cost and USD
356
m for 31 December 2024

(31 December
2023: USD
237
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

For legacy

Credit Suisse

a risk-based

approach is

applied that

generally prioritizes

real estate

collateral and

prioritizes other
collateral according to its liquidity profile. In the

case of loan facilities with funded and unfunded elements,

the collateral is proportionally allocated.

3 Includes but is not limited to life insurance contracts,

rights in
respect of subscription

or capital commitments

from fund partners,

lien claims on

assets of borrowers,

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

for more information.

7 Guarantees collateralized by equity and debt instruments include certain overnight repurchase
and reverse repurchase transactions where UBS acts as a sponsoring member for eligible clients when clearing through the Fixed Income

Clearing Corporation (the FICC). As part of this arrangement,

UBS guarantees
the FICC for prompt and full payment and performance of the clients‘ respective obligations under the FICC rules. The

Group minimizes its liability under these guarantees by obtaining a security interest in the cash or high-quality securities collateral

that the clients

place with the

clearing house; therefore,

the risk of

loss is expected

to be remote.

8 Comparative-period

information has been

revised. Refer to

Note 2 for

more
information.

Annual Report 2024
| Consolidated financial statements | UBS

Group AG consolidated financial statements

321
Note 20

Expected credit loss measurement (continued)

e) Financial assets subject to credit risk by rating category
The table below shows

the credit quality

and the maximum

exposure to credit

risk based on the

Group’s internal credit
rating system and year-end stage classification. Under IFRS 9, the credit risk rating reflects the Group’s assessment of the
probability of default of individual counterparties,

prior to substitutions. The amounts presented are gross of impairment allowances.
›
Refer to the “Risk management and control” section of this

report for more details about the Group’s internal grading system

Financial assets subject to credit risk by rating

category
USD m 31.12.24
Rating category
1
0–1 2–3 4–5 6–8 9–13
Credit-
impaired
(defaulted)
Total gross
carrying
amount
ECL
allowances
Net carrying
amount
(maximum
exposure to
credit risk)
Financial assets measured at amortized cost
Cash and balances at central banks
222,735
442
24
0
174
0
223,375
(47)
223,329
of which: stage 1
222,735
442
24
0
0
0
223,201
0
223,201
of which: stage 2
0
0
0
0
35
0
35
(21)
13
of which: PCI
0
0
0
0
140
0
140
(25)
114
Amounts due from banks
156
15,238
2,409
809
326
0
18,938
(36)
18,903
of which: stage 1
156
15,206
2,331
791
221
0
18,705
(1)
18,704
of which: stage 2
0
32
78
18
75
0
203
(5)
198
of which: PCI
0
0
0
0
30
0
30
(30)
0
Receivables from securities financing transactions

67,467
17,033
6,361
26,097
1,345
0
118,303
(2)
118,301
of which: stage 1
67,467
17,033
6,361
26,097
1,345
0
118,303
(2)
118,301
Cash collateral receivables on derivative instruments
10,166
19,998
7,794
5,893
109
0
43,959
0
43,959
of which: stage 1
10,166
19,998
7,794
5,893
109
0
43,959
0
43,959
Loans and advances to customers
1,868
261,017
169,139
106,577
37,652
5,692
581,944
(1,978)
579,967
of which: stage 1
1,868
259,251
165,762
98,176
28,752
0
553,808
(276)
553,532
of which: stage 2
0
1,754
3,373
8,375
8,870
0
22,373
(323)
22,049
of which: stage 3
0
0
0
0
0
4,699
4,699
(1,134)
3,565
of which: PCI
0
11
5
25
30
992
1,064
(244)
820
Other financial assets measured at amortized cost
26,078
21,060
2,920
6,958
1,661
282
58,959
(125)
58,835
of which: stage 1
26,078
21,030
2,893
6,820
1,413
0
58,233
(25)
58,209
of which: stage 2
0
30
27
139
247
0
444
(7)
436
of which: stage 3
0
0
0
0
0
262
262
(84)
178
of which: PCI
0
0
0
0
0
20
20
(8)
12
Total financial assets measured at amortized cost
328,469
334,788
188,646
146,334
41,267
5,974
1,045,479
(2,187)
1,043,293
On-balance sheet financial instruments
Financial assets measured at FVOCI – debt instruments
1,393
702
0
101
0
0
2,195
0
2,195
Total on-balance sheet financial instruments
329,862
335,490
188,646
146,435
41,267
5,974
1,047,675
(2,187)
1,045,488
1 Refer to the “Internal UBS rating scale and mapping of external ratings” table in the “Risk management and control” section of this report for more information about rating categories.

Off-balance sheet positions subject to expected

credit loss by rating category
USD m 31.12.24
Rating category 1 0–1 2–3 4–5 6–8 9–13
Credit-
impaired
(defaulted)
Total carrying
amount

(maximum
exposure to
credit risk) ECL provision
Off-balance sheet financial instruments
Guarantees

17,395
7,282
8,403
5,196
1,829
174
40,279
(64)
of which: stage 1
17,395
7,247
8,362
4,484
1,371
0
38,858
(16)
of which: stage 2
0
35
41
708
459
0
1,242
(24)
of which: stage 3
0
0
0
0
0
151
151
(24)
of which: PCI
0
0
0
4
0
23
27
0
Irrevocable loan commitments
1,119
23,843
22,361
14,249
17,807
200
79,579
(177)
of which: stage 1
1,119
23,650
21,974
13,742
14,673
0
75,158
(105)
of which: stage 2
0
193
387
507
3,091
0
4,178
(61)
of which: stage 3
0
0
0
0
0
187
187
(10)
of which: PCI
0
0
0
0
43
13
56
(2)
Forward starting reverse repurchase and securities borrowing agreements
0
0
0
24,896
0
0
24,896
0
Total off-balance sheet financial instruments
18,515
31,125
30,763
44,340
19,636
374
144,754
(241)
Credit lines
Committed unconditionally revocable credit lines
2,180
100,663
22,875
13,258
6,434
255
145,665
(76)
of which: stage 1
2,180
100,106
22,414
12,690
5,872
0
143,262
(59)
of which: stage 2
0
557
461
568
562
0
2,149
(17)
of which: stage 3
0
0
0
0
0
250
250
0
of which: PCI

0

0

0

0

0

5

5

0
Irrevocable committed prolongation of existing loans
6
1,997
946
739
918
2
4,608
(3)
of which: stage 1
6
1,997
946
739
914
0
4,602
(3)
of which: stage 2
0
0
0
1
3
0
4
0
of which: stage 3
0
0
0
0
0
2
2
0
Total credit lines
2,186
102,661
23,821
13,997
7,351
257
150,273
(79)
1 Refer to the “Internal UBS rating scale and mapping of external ratings” table in the “Risk management and control” section of this report for more information about rating categories.

Annual Report 2024
| Consolidated financial statements | UBS

Group AG consolidated financial statements

322
Note 20

Expected credit loss measurement (continued)

Financial assets subject to credit risk by rating

category
USD m 31.12.23
Rating category
1,2
0–1 2–3 4–5 6–8 9–13
Credit-
impaired
(defaulted)
Total gross
carrying
amount
ECL
allowances
Net carrying
amount
(maximum
exposure to
credit risk)
Financial assets measured at amortized cost
Cash and balances at central banks
251,462
61,936
627
0
43
40
314,108
(48)
314,060
of which: stage 1
251,462
61,936
627
0
0
0
314,025
0
314,025
of which: stage 2
0
0
0
0
43
0
43
(26)
18
of which: PCI
0
0
0
0
0
40
40
(22)
17
Amounts due from banks
1,081
15,438
2,215
1,589
792
43
21,159
(12)
21,146
of which: stage 1
1,081
15,438
2,210
1,589
780
0
21,098
(6)
21,091
of which: stage 2
0
0
5
0
12
0
18
(1)
17
of which: PCI
0
0
0
0
0
43
43
(5)
38
Receivables from securities financing transactions

45,838
30,171
6,397
15,544
1,091
0
99,041
(2)
99,039
of which: stage 1
45,838
30,171
6,397
15,544
1,091
0
99,041
(2)
99,039
Cash collateral receivables on derivative instruments
8,009
30,334
6,425
5,117
198
0
50,082
0
50,082
of which: stage 1
8,009
30,334
6,425
5,117
198
0
50,082
0
50,082
Loans and advances to customers
6,428
288,117
180,792
119,191
41,557
5,282
641,367
(1,698)
639,669
of which: stage 1
6,428
286,683
177,962
109,996
30,276
0
611,346
(423)
610,922
of which: stage 2
0
1,428
2,829
9,171
11,269
0
24,697
(289)
24,408
of which: stage 3
0
0
0
0
0
3,731
3,731
(862)
2,869
of which: PCI
0
6
0
24
12
1,551
1,593
(123)
1,470
Other financial assets measured at amortized cost
25,755
25,875
2,875
9,619
1,163
318
65,605
(151)
65,455
of which: stage 1
25,755
25,788
2,854
9,070
841
1
64,309
(41)
64,268
of which: stage 2
0
87
21
548
321
0
978
(10)
968
of which: stage 3
0
0
0
0
0
253
253
(94)
158
of which: PCI
0
0
0
0
1
64
66
(5)
61
Total financial assets measured at amortized cost
338,572
451,871
199,331
151,060
44,844
5,683
1,191,361
(1,911)
1,189,451
On-balance sheet financial instruments
Financial assets measured at FVOCI – debt instruments
1,222
850
0
161
0
0
2,233
0
2,233
Total on-balance sheet financial instruments
339,794
452,721
199,331
151,221
44,844
5,683
1,193,594
(1,911)
1,191,684
1 Refer to

the “Internal UBS

rating scale

and mapping of

external ratings” table

in the “Risk

management and

control” section

of this report

for more information

on rating categories.

2 Comparative-period
information has been revised. Refer to Note 2 for more information.

Off-balance sheet positions subject to expected

credit loss by rating category
USD m 31.12.23
Rating category
1,2
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
146
146
0
Irrevocable committed prolongation of existing loans
4
1,803
1,045
1,251
501
4
4,608
(4)
of which: stage 1
4
1,803
1,045
1,249
493
0
4,593
(4)
of which: stage 2
0
0
0
2
9
0
11
0
of which: stage 3
0
0
0
0
0
4
4
0
Total credit lines
2,663
110,197
29,714
18,990
6,149
150
167,864
(99)
1 Refer to

the “Internal UBS

rating scale

and mapping of

external ratings” table

in the “Risk

management and

control” section

of this report

for more information

on rating categories.

2 Comparative-period
information has been revised. Refer to Note 2 for more information.

Annual Report 2024
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
Sustainability and climate risk
Sustainability

and

climate

risk

may

negatively

affect

clients

or

portfolios

due

to

direct

or

indirect

transition

costs,

or
exposure to chronic and acute physical risks in locations likely to be impacted by climate change. Such effects could lead to a deterioration in credit worthiness, which in turn would have an impact on ECLs.

While

some

macroeconomic

indicators

used

in

the

current

PD

models

could

be

influenced

by

climate

change,

UBS
currently does not use a specific sustainability and climate risk scenario in addition to the typically four general economic scenarios

applied

to

derive

the

weighted-average

ECL.

The

rationale

for

the

approach

at

this

point

in

time

is

the
significance of model risks and challenges in calibration

and probability weight assessments

given the paucity of data.

Instead, UBS focuses on the process of vetting clients and business transactions, where both physical and transition risks
for

selected

sensitive

portfolios

use

internally

developed,

counterparty

level,

climate

assessment

models.

This

review
process may lead

to a downward

revision of the

counterparty’s credit

rating, or the

adoption of risk

mitigating actions,
impacting the individual contribution to ECLs.
At the

portfolio

level,

UBS

has started

to

use

stress

loss assumptions

to assess

the

extent

to which

sustainability

and
climate

risk

may

affect

the

quality

of

the

loans

extended

to

small

and

medium-sized

entities

(SMEs),

large

corporate
clients and financial institutions.
The tests used were based on a set of

assumptions and methodologies from a mainstream leading climate model vendor and complemented by

the Network for Greening

the Financial System (the

NGFS) (2023) climate pathway

scenarios. Such
analysis undertaken during 2024 as

part of a regulatory

climate scenario analysis exercise mandated

by FINMA concluded
that the

counterparties are

not expected

to be

significantly impacted

by physical or

transition risks,

mainly as

there are
no material

risk

concentrations

in

high-risk

sectors.

The

analysis

of the

corporate

loan

book has

also

shown

that

any
potential significant impacts from transition

costs or physical risks would materialize

over a time horizon that exceeds

in
most cases the contractual

lifetime of the underlying

assets. The analysis

and its results are

also subject to challenges

in
model assumptions, calibration and heightened model

uncertainty,

as are other climate models in the novel discipline

of
climate

risk

modeling.

Based

on

current

internal

modeling

exercises,

this

conclusion

holds

for

the

portfolio

of

private
clients with mortgages and the portfolio of real estate

financing.
As a result of the aforementioned factors, it was assessed that the magnitude of any impact of sustainability and climate risk on

the weighted

-average

ECL would

not be

material

as of

31 December

2024. Therefore,

no specific

post-model
adjustment was made in this regard.
›
Refer to “Sustainability and climate risk” in

the “Risk management and control” section of this

report

›
Refer to “Our focus on sustainability”

in the “Our strategy, business model and environment” section of this report
›
Refer to the “UBS Group AG consolidated supplemental

disclosures required under SEC regulations” section of this report for more information about the maturity profile of UBS’s core loan book

Forward-looking scenarios
Depending on

the scenario

selection and

related

macroeconomic

assumptions for

the risk

factors, the

components of
the

relevant

weighted-average

ECL

change.

This

is

particularly

relevant

for

interest

rates,

which

can

move

in

both
directions under

a given

growth

assumption, e.g.

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

Annual Report 2024
| Consolidated financial statements | UBS

Group AG consolidated financial statements

324
Note 20

Expected credit loss measurement (continued)

Potential effect on stage 1 and stage 2 positions

from changing key parameters as of 31 December

2024
USD m 100% Baseline
100% Mild debt
crisis
100%
Stagflationary
geopolitical crisis

Weighted average

Change in key parameters
Fixed income: Government bonds (absolute change)
–0.50%
(5)
(6)
(124)
(15)
+0.50%
6
11
139
20
+1.00%
12
24
302
43
Unemployment rate (absolute change)
–1.00%
(6)
(10)
(117)
(18)
–0.50%
(3)
(5)
(63)
(9)
+0.50%
3
6
72
11
+1.00%
7
12
154
22
Real GDP growth (relative change)
–2.00%
55
85
86
67
–1.00%
25
40
47
32
+1.00%
(24)
(44)
(49)
(27)
+2.00%
(48)
(80)
(83)
(55)
House Price Index (relative change)
–5.00%
9
26
241
37
–2.50%
4
12
111
18
+2.50%
(6)
(14)
(102)
(20)
+5.00%
(9)
(23)
(188)
(33)
Equity (S&P500, EuroStoxx, SMI) (relative change)
–10.00%
9
13
18
12
–5.00%
2
5
7
4
+5.00%
(7)
(8)
(13)
(8)
+10.00%
(10)
(13)
(22)
(12)
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

2024
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
USD m, except where indicated
Segmentation
Private clients with mortgages
(118)
(43)
(718)
(68)
(408)
Real estate financing
(57)
(40)
(164)
(49)
(185)
Large corporate clients
(377)
(247)
(757)
(401)
(673)
SME clients
(180)
(151)
(259)
(223)
(327)
Ship financing
(24)
(27)
(42)
(28)
(78)
Consumer financing / credit cards
(58)
(63)
(72)
(65)
(168)
Other segments
(131)
(82)
(206)
(119)
(231)
Total
(946)
(654)
(2,217)
(952)
(2,071)

Annual Report 2024
| Consolidated financial statements | UBS

Group AG consolidated financial statements

325
Note 20

Expected credit loss measurement (continued)

Potential effect on stage 1 and stage 2 positions

from changing scenario weights or moving

to an ECL lifetime calculation as of 31 December

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
654
m (31

December
2023: USD
832
m) instead

of USD
946
m (31 December

2023: USD
1,115
m) if

ECLs had

been determined

solely on

the
baseline scenario
. The weighted-average ECL therefore amounted

to
143
% (31 December 2023:
134
%) of the baseline
value. The effects of weighting each of the four scenarios at

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

2 positions would have been USD
2,071
m, if all non-impaired positions
across the portfolio

had been measured for

lifetime ECLs irrespective

of their actual

SICR status. This amount

compares
with actual stage 1 and 2 allowances and provisions of USD
946
m as of 31 December 2024.
Maturity profile
The maturity

profile

is an

important driver

in ECLs,

in particular

for transactions

in stage

2. A

transfer of

a transaction
into

stage 2

may

therefore

have

a

significant

effect

on

ECLs.

The

current

maturity

profile

of

most

lending

books

is
relatively short.

Lending to

large corporate

clients is

generally between

one and

two years,

with related

loan commitments

up to

four
years. Real estate lending is generally between two and three years in Switzerland, with long-dated maturities in the US.
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

(e.g. current accounts),
UBS generally applies a 12-month maturity from the reporting date, given the credit review policies, which require either continuous monitoring of key indicators and behavioral patterns for smaller positions or an annual formal review for any other limit. The ECLs for these products are sensitive

to shortening or extending the maturity assumption.

Annual Report 2024
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

Annual Report 2024
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
During 2024, assets and liabilities that were transferred from Level 2 to Level 1, or from Level 1 to Level 2 and were held for the entire reporting period, were not material.

Determination of fair values from quoted market

prices or valuation techniques
1
31.12.24 31.12.23
USD m Level 1 Level 2 Level 3 Total Level 1 Level 2 Level 3 Total
Financial assets measured at fair value on a recurring basis
Financial assets at fair value held for trading
128,393
27,564
3,108
159,065
118,975
28,045
22,613
169,633
of which: Equity instruments
116,501
430
91
117,022
102,602
1,403
321
104,325
of which: Government bills / bonds
4,443
3,261
41
7,746
6,995
8,763
73
15,830
of which: Investment fund units
6,537
987
151
7,675
8,392
1,124
129
9,645
of which: Corporate and municipal bonds
911
17,462
838
19,211
984
12,801
1,284
15,069
of which: Loans
0
5,200
1,799
6,998
0
3,837
19,618
23,456
of which: Asset-backed securities
1
219
153
373
3
112
133
248
Derivative financial instruments
795
181,965
2,792
185,551
622
172,903
2,559
176,084
of which: Foreign exchange
472
100,328
66
100,867
347
78,060
253
78,659
of which: Interest rate
0
40,553
878
41,431
0
55,190
407
55,597
of which: Equity / index
0
35,747
1,129
36,876
0
34,174
1,299
35,473
of which: Credit
0
2,555
581
3,136
0
3,456
513
3,969
of which: Commodities
1
2,599
17
2,617
1
1,869
13
1,883
Brokerage receivables
0
25,858
0
25,858
0
21,037
0
21,037
Financial assets at fair value not held for trading
35,911
50,813
8,748
95,472
30,717
64,865
8,435
104,018
of which: Financial assets for unit-linked investment contracts
17,101
6
0
17,106
15,877
7
0
15,884
of which: Corporate and municipal bonds
31
14,695
133
14,859
62
16,722
215
17,000
of which: Government bills / bonds
18,264
6,204
0
24,469
14,306
4,801
0
19,107
of which: Loans
0
4,427
3,192
7,619
0
4,252
2,258
6,510
of which: Securities financing transactions
0
24,026
611
24,638
0
36,857
52
36,909
of which: Asset-backed securities
0
972
597
1,569
0
1,525
180
1,704
of which: Auction rate securities
0
0
191
191
0
0
1,208
1,208
of which: Investment fund units
423
401
681
1,505
367
548
678
1,592
of which: Equity instruments
93
0
2,917
3,010
105
38
3,097
3,241
Financial assets measured at fair value through other comprehensive income on a recurring basis
Financial assets measured at fair value through other comprehensive income
59
2,137
0
2,195
68
2,165
0
2,233
of which: Commercial paper and certificates of deposit
0
1,959
0
1,959
0
1,948
0
1,948
of which: Corporate and municipal bonds
59
178
0
237
68
207
0
276
Non-financial assets measured at fair value on a recurring basis
Precious metals and other physical commodities
7,341
0
0
7,341
5,930
0
0
5,930
Non-financial assets measured at fair value on a non-recurring basis
Other non-financial assets 2
0
0
84
84
0
0
31
31
Total assets measured at fair value
172,499
288,337
14,732
475,568
156,312
289,015
33,639
478,966

Annual Report 2024
| Consolidated financial statements | UBS

Group AG consolidated financial statements

328
Note 21

Fair value measurement (continued)

Determination of fair values from quoted market

prices or valuation techniques (continued)
1
31.12.24 31.12.23
USD m Level 1 Level 2 Level 3 Total Level 1 Level 2 Level 3 Total
Financial liabilities measured at fair value on a recurring basis
Financial liabilities at fair value held for trading
24,577
10,429
240
35,247
27,684
6,315
161
34,159
of which: Equity instruments
18,528
257
29
18,814
18,266
248
92
18,606
of which: Corporate and municipal bonds
5
8,771
206
8,982
28
4,981
62
5,071
of which: Government bills / bonds
4,336
1,174
0
5,510
8,559
905
0
9,464
of which: Investment fund units
1,708
162
3
1,873
832
118
4
954
Derivative financial instruments
829
175,747
4,060
180,636
771
185,815
5,595
192,181
of which: Foreign exchange
506
94,035
46
94,587
457
89,394
36
89,887
of which: Interest rate
0
36,313
324
36,636
0
52,673
246
52,920
of which: Equity / index
0
39,597
3,142
42,739
0
38,046
3,333
41,380
of which: Credit
0
3,280
414
3,694
0
4,081
619
4,700
of which: Commodities
1
2,200
15
2,216
0
1,437
21
1,458
of which: Loan commitments measured at FVTPL
0
75
62
137
0
135
1,037
1,172
Financial liabilities designated at fair value on a recurring basis
Brokerage payables designated at fair value
0
49,023
0
49,023
0
42,522
0
42,522
Debt issued designated at fair value
0
94,573
13,336
107,909
0
113,012
15,276
128,289
Other financial liabilities designated at fair value
0
25,931
2,768
28,699
0
26,878
2,606
29,484
of which: Financial liabilities related to unit-linked investment contracts
0
17,203
0
17,203
0
15,992
0
15,992
of which: Securities financing transactions
0
5,798
0
5,798
0
7,416
0
7,416
of which: Over-the-counter debt instruments and others
0
2,930
2,768
5,698
0
3,471
2,606
6,076
Total liabilities measured at fair value
25,406
355,703
20,405
401,514
28,454
374,542
23,638
426,635
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
Discounted

value

of

expected

cash

flows

is

a

valuation

technique

that

measures

fair

value

using

estimated

expected
future cash flows from

assets or liabilities and

then discounts these

cash flows using a

discount rate or discount

margin
that

reflects

the

credit and

/ or

funding spreads

required

by the

market

for

instruments with

similar

risk and

liquidity
profiles to

produce

a present

value. When

using such

valuation

techniques,

expected

future cash

flows are

estimated
using an observed

or implied

market price

for the future

cash flows or

by using

industry-standard cash

flow projection
models.

The

discount

factors

within

the

calculation

are

generated

using

industry-standard

yield

curve

modeling
techniques and models.
Relative

value models

measure fair

value based

on the

market prices

of equivalent

or comparable

assets or

liabilities,

making
adjustments

for differences

between the

characteristics

of the observed

instrument and

the instrument

being valued.
Option

pricing

models

incorporate

assumptions

regarding

the

behavior

of

future

price

movements

of

an

underlying
referenced

asset

or

assets

to

generate

a

probability-weighted

future

expected

payoff

for

the

option.

The

resulting
probability-weighted expected

payoff is

then discounted

using discount

factors generated

from industry-standard

yield
curve modeling

techniques and

models. The

option pricing

model may

be implemented

using a

closed-form analytical
formula or other mathematical techniques (e.g. binomial tree or Monte Carlo simulation).
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

Annual Report 2024
| Consolidated financial statements | UBS

Group AG consolidated financial statements

329
Note 21

Fair value measurement (continued)

For

more

complex

instruments,

fair

values

may

be

estimated

using

a

combination

of

observed

transaction

prices,
consensus pricing services and relevant quotes. Consideration is given to the nature of the quotes (e.g. indicative or firm)
and the relationship

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

are classified as Level 2 or

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

as Level 2.
– Positions for which NAVs are not available, or where the unit or underlying investments are illiquid,
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

as Level 2 when

reliable external

price quotes

are available. However,

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

Annual Report 2024
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
Fair value hierarchy –
Collateral

funding

curves

for

these

instruments

are

generally

observable

and,

as

a

result,

these
positions are classified as Level 2.
–
Where the collateral

terms are non-standard,

the funding curve

may be considered

unobservable,
and these positions are classified as Level 3.
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

Annual Report 2024
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

for shorter-dated options (i.e.

maturities of five years

or less) tend to

be
different from

those used

for longer-dated

options,

because the

models needed

for longer-dated
OTC FX contracts require additional consideration

of interest rate and FX rate interdependency.
–
The valuation for multi-dimensional

FX options uses a

multi-local volatility model,

which is calibrated
to the observed FX volatilities for all relevant

FX pairs.
Fair value hierarchy –
The markets for FX spot and FX forward pricing points

are both actively traded and observable and,
therefore,

such FX contracts are generally classified as

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

Annual Report 2024
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

Deferred day-1 profit or loss reserves
USD m 2024 2023 2022
Reserve balance at the beginning of the year
404
422
418
Profit / (loss) deferred on new transactions
244
260
299
(Profit) / loss recognized in the income statement
(221)
(278)
(295)
Foreign currency translation
(6)
0
0
Reserve balance at the end of the year
421
404
422
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
Included in Other comprehensive income
For the year ended
USD m 31.12.24 31.12.23 31.12.22
Recognized during the period:
Realized gain / (loss)

(94)
8
1
Unrealized gain / (loss)

84
(1,858)
866
Total gain / (loss), before tax
(10)
(1,850)
867
USD m 31.12.24 31.12.23 31.12.22
Recognized on the balance sheet as of the end of the period:
Unrealized life-to-date gain / (loss)

(1,165)
(1,287)
556
of which: debt issued designated at fair value
(1,188)
(1,297)
453
of which: other financial liabilities designated at fair value
23
10
103

Annual Report 2024
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
Uncollateralized

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
or repledged

and in

cases where

collateral agreements

contain optionality

regarding

the type

of collateral

that can

be
pledged or received.
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

Other valuation adjustment reserves on the

balance sheet
As of
USD m 31.12.24 31.12.23 31.12.22
Credit valuation adjustments
1
(125)
(145)
(33)
Funding and debit valuation adjustments
(96)
(116)
(46)
Other valuation adjustments
(1,207)
(2,654)
(839)
of which: liquidity
(746)
(2,051)
(311)
of which: model uncertainty
(460)
(603)
(529)
1 Amount does not include reserves against defaulted counterparties.

e) Level 3 instruments: valuation techniques and inputs

The table below presents

material Level 3 assets

and liabilities, together

with the valuation techniques

used to measure
fair value,

the inputs

used in

a given

valuation technique

that are

considered significant

as of

31 December 2024

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

Annual Report 2024
| Consolidated financial statements | UBS

Group AG consolidated financial statements

334
Note 21

Fair value measurement (continued)

Valuation techniques and inputs used in the fair value measurement of Level 3 assets and liabilities
Fair value
Significant
unobservable
input(s)
1
Range of inputs
Assets Liabilities
Valuation
technique(s)
31.12.24 31.12.23
USD bn 31.12.24 31.12.23 31.12.24 31.12.23 low high
weighted
average
2
low high
weighted
average
2
unit
1
Financial assets and liabilities at fair value held for trading and Financial assets at fair value not held for trading
Corporate and municipal
bonds
1.0
1.5
0.2
0.1
Relative value to
market comparable Bond price equivalent
23
114
98
5
126
99
points
Discounted expected
cash flows Discount margin
868
868
868
135
491
463
basis
points
Traded loans, loans
designated at fair value
and guarantees
5.2
22.0
0.0
0.0
Relative value to
market comparable Loan price equivalent
1
173
84
1
120
88
points
Discounted expected
cash flows Credit spread
16
545
195
19
2,681
614
basis
points
Market comparable
and securitization
model Credit spread
75
1,899
208
162
1,849
318
basis
points
Asset-backed securities
0.7
0.1
0.0
0.0
Relative value to
market comparable Bond price equivalent
0
112
79
1
205
57
points
Investment fund units
3
0.8
0.8
0.0
0.0
Relative value to
market comparable Net asset value
Equity instruments
3
3.0
3.4
0.0
0.1
Relative value to
market comparable Price
Debt issued designated at
fair value
4
13.3
15.3
Other financial liabilities
designated at fair value
2.8
2.6
Discounted expected
cash flows Funding spread
95
201
51
201
basis
points
Derivative financial instruments
Interest rate
0.9
0.4
0.3
0.2
Option model
Volatility of interest
rates
50
156
45
154
basis
points
IR-to-IR correlation
60
99
4
100
%
Discounted expected
cash flows Funding spread
5
20
basis
points
Credit
0.6
0.5
0.4
0.6
Discounted expected
cash flows
Credit spreads

2
1,789
1
2,421
basis
points
Credit correlation
50
66
50
66
%
Recovery rates
0
100
14
100
%
Option model Credit volatility
59
127
60
60
%
Equity / index
1.1
1.3
3.1
3.3
Option model Equity dividend yields
0
16
0
17
%
Volatility of equity
stocks, equity and
other indices
4
126
4
142
%
Equity-to-FX
correlation
(65)
80
(40)
77
%
Equity-to-equity
correlation
0
100
(50)
100
%
Loan commitments
measured at FVTPL
0.1
1.0
Relative value to
market comparable Loan price equivalent
60
101
35
102
points
1 The ranges of significant unobservable inputs are represented in points, percentages and basis points.

Points are a percentage of par (e.g. 100 points would be 100% of par).

2 Weighted averages are provided for
most non-derivative

financial instruments

and were

calculated by weighting

inputs based

on the fair

values of

the respective instrumen

ts. Weighted

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

Annual Report 2024
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

credit derivatives

and other

credit-sensitive products require

an input

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

(e.g. Secured

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

Recovery rate
–
The projected recovery rate reflects the estimated recovery

that will be realized given expected defaults;

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

sold. The
recovery rate

is ultimately

driven by

the value

recoverable from

collateral held

after default

occurs relative

to the

outstanding
exposure at that point.

Annual Report 2024
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
31.12.24 31.12.23
USD m
Favorable

changes
Unfavorable

changes
Favorable

changes
Unfavorable

changes
Traded loans, loans measured at fair value and guarantees
185
(143)
635
(600)
Securities financing transactions
30
(24)
30
(32)
Auction rate securities
8
(6)
67
(21)
Asset-backed securities
32
(28)
39
(36)
Equity instruments
333
(308)
430
(413)
Investment fund units
179
(181)
135
(137)
Loan commitments measured at FVTPL
38
(42)
313
(343)
Interest rate derivatives, net
115
(70)
217
(103)
Credit derivatives, net
112
(117)
140
(131)
Foreign exchange derivatives, net
3
(2)
5
(4)
Equity / index derivatives, net
732
(617)
521
(443)
Other
289
(161)
281
(276)
Total
2,056
(1,700)
2,815
(2,538)
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

Annual Report 2024
| Consolidated financial statements | UBS

Group AG consolidated financial statements

337
Note 21

Fair value measurement (continued)
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
Transfers

into

Level 3
Transfers

out of

Level 3
Foreign

currency

translation
Balance
at the
end
of the
period
For the twelve months ended 31 December 2024
2
Financial assets at fair value held for
trading
22.6
0.5
(0.3)
0.9
(14.5)
0.7
(7.7)
1.5
(0.8)
(0.2)
3.1
of which: Equity instruments
0.3
(0.1)
(0.1)
0.0
(0.2)
0.0
(0.0)
0.2
(0.1)
(0.0)
0.1
of which: Corporate and municipal
bonds
1.3
(0.2)
(0.1)
0.4
(0.6)
0.0
0.0
0.1
(0.1)
(0.0)
0.8
of which: Loans
19.6
0.9
(0.2)
0.3
(12.3)
0.7
(7.7)
1.1
(0.6)
(0.1)
1.8
Derivative financial instruments –
assets
2.6
0.2
0.3
0.0
(0.2)
1.2
(1.0)
0.7
(0.7)
(0.0)
2.8
of which: Interest rate
0.4
0.1
0.1
0.0
(0.2)
0.5
(0.2)
0.2
0.0
0.0
0.9
of which: Equity / index
1.3
0.2
0.2
0.0
(0.0)
0.5
(0.4)
0.2
(0.6)
(0.0)
1.1
of which: Credit
0.5
(0.1)
(0.0)
0.0
(0.0)
0.1
(0.2)
0.3
(0.0)
(0.0)
0.6
Financial assets at fair value not held
for trading
8.4
0.2
(0.0)
0.6
(0.7)
2.1
(2.1)
0.8
(0.4)
(0.2)
8.7
of which: Loans
2.3
0.2
0.2
0.2
0.0
1.5
(0.6)
0.0
(0.3)
(0.1)
3.2
of which: Auction rate securities
1.2
0.0
(0.0)
0.0
0.0
0.0
(1.1)
0.0
0.0
0.0
0.2
of which: Equity instruments
3.1
(0.1)
(0.2)
0.2
(0.3)
0.0
(0.0)
0.1
0.0
(0.1)
2.9
of which: Investment fund units
0.7
0.0
0.0
0.1
(0.2)
0.0
(0.0)
0.0
(0.0)
(0.0)
0.7
of which: Asset-backed securities
0.2
(0.0)
(0.0)
0.0
(0.1)
0.0
0.0
0.5
(0.0)
(0.0)
0.6
Derivative financial instruments –
liabilities
5.6
(0.7)
0.2
0.0
(0.2)
1.8
(2.3)
0.6
(0.8)
(0.1)
4.1
of which: Interest rate
0.2
0.0
0.1
0.0
(0.0)
0.0
(0.1)
0.2
(0.0)
(0.0)
0.3
of which: Equity / index
3.3
0.3
0.3
0.0
(0.0)
1.6
(1.9)
0.5
(0.6)
(0.1)
3.1
of which: Credit
0.6
(0.2)
(0.1)
0.0
(0.0)
0.2
(0.1)
0.0
(0.1)
(0.0)
0.4
of which: Loan commitments
measured at FVTPL
1.0
(0.7)
(0.0)
0.0
(0.1)
0.0
(0.1)
0.0
(0.1)
(0.0)
0.1
Debt issued designated at fair value
15.3
(0.3)
0.1
0.0
0.0
4.2
(4.0)
1.8
(3.4)
(0.3)
13.3
Other financial liabilities designated at
fair value
2.6
(0.1)
(0.0)
0.0
(0.0)
1.3
(1.4)
0.4
(0.1)
(0.1)
2.8

For the twelve months ended 31 December 2023
Financial assets at fair value held for
trading
1.5
26.2
(0.9)
(0.5)
1.1
(4.5)
3.6
(5.6)
2.3
(1.1)
0.0
22.6
of which: Equity instruments
0.1
0.4
(0.1)
(0.0)
0.1
(0.2)
0.0
0.0
0.2
(0.1)
0.0
0.3
of which: Corporate and municipal
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
0.1
0.0
0.1
3.1
of which: Investment fund units
0.2
0.5
0.0
(0.0)
0.2
(0.2)
0.0
0.0
0.1
(0.0)
(0.0)
0.7
of which: Asset-backed securities
0.0
0.0
0.0
0.0
0.2
0.0
0.0
0.0
0.1
(0.1)
0.0
0.2
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

income.

2 Total Level 3 assets as

of 31 December 2024 were USD
14.7
bn
(31 December 2023: USD
33.6
bn). Total Level 3 liabilities as of 31 December 2024 were USD
20.4
bn (31 December 2023: USD
23.6
bn).

Annual Report 2024
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

Maximum exposure to credit risk

31.12.24
Maximum
exposure to
credit risk
Collateral Credit enhancements
Exposure to
credit risk
after collateral
and credit
enhancements USD bn
Cash
collateral
received
Collateralized
by equity and
debt
instruments
Secured by
real estate
Other

collateral Netting
Credit
derivative
contracts
Guarantees
and sub-
participations

Financial assets measured at

fair value on the balance sheet
1
Financial assets at fair value

held for trading – debt instruments
2,3
34.3
34.3
Derivative financial instruments
4,5
185.6
6.7
155.1
23.8
Brokerage receivables
25.9
25.7
0.2
Financial assets at fair value not

held for trading – debt instruments
6
73.8
0.1
31.5
1.0
0.0
0.0
41.3
Total financial assets measured at fair value
319.6
0.1
63.9
0.0
1.0
155.1
0.0
0.0
99.6
Guarantees
0.4
0.1
0.0
0.3
0.0
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
4,5
176.1
6.4
156.4
13.3
Brokerage receivables
21.0
20.5
0.5
Financial assets at fair value not

held for trading – debt instruments
6
83.3
41.7
0.0
0.2
0.0
41.3
Total financial assets measured at fair value
335.0
0.0
68.6
0.0
0.0
156.6
0.0
0.0
109.8
Guarantees
0.1
0.1
0.0
1 The maximum exposure to

loss is generally equal to

the carrying amount and subject to

change over time with market

movements.

2 For the purpose of

this disclosure, collateral and

credit enhancements were
not considered as

these positions are

generally managed under

the market risk

framework.

3 Does not include

investment fund units.

4 Includes USD
146
m (31 December

2023: USD
1,291
m) fair value

loan
commitments and USD
20
m (31 December 2023:

USD
32
m) forward starting

reverse repurchase agreements

classified as derivatives.

The full contractual

committed amount of forward

starting reverse repurchase
agreements (generally

highly collateralized)

of USD
51.5
bn (31

December 2023:

USD
68.0
bn) and

derivative loan

commitments (mostly

secured) of

USD
14.8
bn, of

which USD
4.0
bn has

been sub-participated
(31 December 2023: USD
32.1
bn, of which USD
5.1
bn had been sub-participated), is presented in Note

11 under notional amounts.

5 The amount shown in the “Netting” column

represents the netting potential
not recognized

on the

balance sheet.

Refer to

Note 22 for

more information.

6 Does not

include unit-linked

investment contracts

and investment

fund units.

Financial assets

at fair

value not

held for

trading
collateralized by equity and debt instruments consisted of structured loans and reverse repurchase and securities borrowing agreements.

Annual Report 2024
| Consolidated financial statements | UBS

Group AG consolidated financial statements

339
Note 21

Fair value measurement (continued)

i) Financial instruments not measured at fair value
The table below provides the estimated fair values of financial instruments not measured at fair value.

Financial instruments not measured at fair value
31.12.24 31.12.23
Carrying
amount Fair value
Carrying
amount
USD bn Total
Carrying
amount
approximates
fair value
1
Level 1 Level 2 Level 3 Total Total
Carrying
amount
approximates
fair value
1,2
Level 1 Level 2 Level 3 Total
Assets
Cash and balances at central banks
223.3
223.3
0.0
0.0
0.0
223.3
314.1
314.0
0.0
0.1
0.0
314.1
Amounts due from banks
18.9
17.9
0.0
0.8
0.2
18.9
21.1
19.7
0.0
1.2
0.2
21.2
Receivables from securities financing
transactions measured at amortized cost
118.3
115.1
0.0
2.8
0.4
118.3
99.0
93.6
0.0
3.9
1.5
99.0
Cash collateral receivables on derivative
instruments
44.0
44.0
0.0
0.0
0.0
44.0
50.1
50.1
0.0
0.0
0.0
50.1
Loans and advances to customers
580.0
180.9
0.0
43.9
354.9
579.7
639.7
196.8
0.0
54.5
382.2
633.5
Other financial assets measured at amortized
cost
58.8
10.1
13.2
31.0
2.8
57.0
65.5
13.2
13.9
33.9
2.6
63.9
Liabilities
Amounts due to banks
23.3
16.2
0.0
7.2
0.0
23.4
71.0
62.7
0.0
8.3
0.0
71.0
Payables from securities financing
transactions measured at amortized cost
14.8
7.1
0.0
7.5
0.2
14.8
14.4
8.1
0.0
5.9
0.4
14.4
Cash collateral payables on derivative
instruments
35.5
35.5
0.0
0.0
0.0
35.5
41.6
41.5
0.0
0.0
0.0
41.5
Customer deposits
745.8
673.9
0.0
72.6
0.0
746.6
792.0
694.1
0.0
98.7
0.0
792.9
Debt issued measured at amortized cost
214.2
19.6
0.0
201.0
0.0
220.6
237.8
24.7
0.0
216.3
0.1
241.3
Other financial liabilities measured at
amortized cost
3
16.4
15.0
0.0
0.1
1.3
16.4
15.3
13.4
0.0
0.0
1.7
15.2
1 Includes certain financial instruments where the carrying amount is a reasonable approximation of the fair value due to the instruments’ short-term nature (instruments that are receivable or payable on demand or
with a remaining maturity (excluding the effects of callable features) of three months or less).

2 Comparative-period information has been revised. Refer to Note 2 for more information.

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

Annual Report 2024
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

agreements
Assets subject to netting arrangements

Netting recognized on the balance sheet
Netting potential not recognized on
the balance sheet
1
Assets not
subject to netting
arrangements
2
Total assets
As of 31.12.24, USD bn
Gross assets
before netting
Netting with

gross liabilities
3
Net assets
recognized
on the
balance

sheet
Financial
liabilities
Collateral
received
Assets after
consideration
of
netting
potential
Assets
recognized
on the
balance

sheet
Total assets
after
consideration
of netting

potential
Total assets
recognized

on the

balance
sheet
Receivables from securities financing
transactions measured at amortized cost
111.4
(13.3)
98.2
(3.1)
(95.0)
0.1
20.1
20.3
118.3
Derivative financial instruments

177.9
(2.6)
175.2
(135.5)
(26.2)
13.5
10.3
23.8
185.6
Cash collateral receivables on

derivative instruments
4
42.0
0.0
42.0
(25.9)
(2.4)
13.7
1.9
15.7
44.0
Financial assets at fair value

not held for trading
112.3
(87.1)
25.2
(1.8)
(23.3)
0.1
70.3
70.4
95.5
of which: reverse

repurchase agreements
109.6
(87.1)
22.5
(1.8)
(20.6)
0.1
1.0
1.0
23.4
Total assets
443.6
(103.0)
340.6
(166.4)
(146.9)
27.4
102.7
130.1
443.3
As of 31.12.23, USD bn
Receivables from securities financing
transactions measured at amortized cost
93.7
(12.7)
80.9
(1.5)
(79.2)
0.3
18.1
18.4
99.0
Derivative financial instruments

172.4
(3.3)
169.1
(133.0)
(29.8)
6.3
7.0
13.3
176.1
Cash collateral receivables on

derivative instruments 4
47.3
0.0
47.3
(29.7)
(3.2)
14.5
2.7
17.2
50.1
Financial assets at fair value

not held for trading
129.8
(92.6)
37.2
(2.0)
(35.3)
0.0
66.7
66.7
104.0
of which: reverse

repurchase agreements
128.7
(92.6)
36.1
(2.0)
(34.1)
0.0
0.8
0.8
36.9
Total assets
443.2
(108.6)
334.6
(166.2)
(147.4)
21.0
94.6
115.6
429.2
1 For the purpose of this disclosure,

the amounts of financial instruments and cash

collateral presented have been capped so

as not to exceed the net amount

of financial assets presented on the balance

sheet; i.e.
over-collateralization, where

it exists, is

not reflected in

the table.

2 Includes assets

not subject to

enforceable netting arrangements

and other out-of-scope

items.

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

4 The net amount of Cash collateral receivables on derivative instruments recognized on the balance sheet includes certain OTC derivatives that are net settled on a daily basis either legally or in substance under IAS 32 principles and exchange-traded derivatives that are economically settled on a daily basis.

Annual Report 2024
| Consolidated financial statements | UBS

Group AG consolidated financial statements

341
Note 22

Offsetting financial assets and financial liabilities (continued)

Financial liabilities subject to offsetting, enforceable

master netting arrangements and similar

agreements
Liabilities subject to netting arrangements

Netting recognized on the balance sheet
Netting potential not recognized

on the balance sheet
1
Liabilities not
subject

to netting

arrangements
2
Total liabilities
As of 31.12.24, USD bn
Gross
liabilities
before
netting
Netting with

gross assets
3
Net

liabilities
recognized
on the
balance
sheet
Financial
assets
Collateral
pledged
Liabilities
after
consideration

of netting
potential
Liabilities
recognized
on the
balance

sheet
Total

liabilities

after
consideration
of netting
potential
Total

liabilities
recognized
on the
balance

sheet
Payables from securities financing
transactions measured at amortized cost
25.0
(11.5)
13.5
(1.1)
(12.4)
4
0.0
1.4
1.4
14.8
Derivative financial instruments

176.2
(2.6)
173.5
(135.5)
(30.8)
7.2
7.1
14.3
180.6
Cash collateral payables on

derivative instruments
5
33.9
0.0
33.9
(19.3)
(2.4)
12.2
1.6
13.8
35.5
Other financial liabilities

designated at fair value
96.8
(88.9)
7.8
(3.8)
(4.0)
0.0
20.9
20.9
28.7
of which: repurchase agreements
94.7
(88.9)
5.8
(3.8)
(2.0)
0.0
0.0
0.0
5.8
Total liabilities
331.8
(103.0)
228.8
(159.8)
(49.5)
19.4
30.9
50.3
259.7
As of 31.12.23, USD bn
Payables from securities financing
transactions measured at amortized cost
25.2
(12.5)
12.6
(0.8)
(11.8)
4
0.0
1.8
1.8
14.4
Derivative financial instruments

185.1
(3.3)
181.8
(133.0)
(35.0)
13.9
10.4
24.3
192.2
Cash collateral payables on

derivative instruments
5
39.8
0.0
39.7
(23.2)
(3.2)
13.3
1.8
15.2
41.6
Other financial liabilities

designated at fair value
102.1
(92.8)
9.3
(2.7)
(4.8)
1.8
20.2
22.0
29.5
of which: repurchase agreements
100.0
(92.8)
7.2
(2.7)
(4.5)
0.0
0.2
0.2
7.4
Total liabilities
352.1
(108.6)
243.5
(159.7)
(54.8)
29.1
34.2
63.2
277.7
1 For the purpose of this disclosure, the amounts of financial instruments and cash collateral presented have been capped so as not to exceed the net amount of financial liabilities presented on the balance sheet; i.e.
over-collateralization, where it

exists, is not reflected

in the table.

2 Includes liabilities not subject to

enforceable netting arrangements and

other out-of-scope items.

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

for trading” lines in the

assets table
presented above.

4 Includes collateral of USD
8.8
bn (2023: USD
7.7
bn) for securities financing transactions measured at amortized cost that use UBS debt instruments as the underlying.

5 The net amount of Cash
collateral payables on derivative instruments recognized on the balance sheet includes certain OTC derivatives that are net settled

on a daily basis either legally or in substance under IAS 32 principles and exchange-
traded derivatives that are economically settled on a daily basis.

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
7.2
bn as of 31 December 2024 could
be

withdrawn

or

used

as

collateral

for

future

liabilities,

covered

bond

issuances

or

used

for

securities

financing
transactions backed by

available retained covered

bonds without breaching

existing collateral requirements

(31 December
2023:

approximately

USD
7.5
bn). Liabilities

in

relation

to

the

Emergency

Liquidity

Assistance

facility

against

the

Swiss
National Bank were fully

repaid during the year (31

December 2023: USD
44.9
bn). Existing liabilities against

Swiss central
mortgage institutions and US Federal Home Loan Banks and for existing covered bond issuances were USD
48.4
bn as of
31 December 2024 (31 December 2023: USD
45.5
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

Annual Report 2024
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

Restricted financial assets

USD m 31.12.24 31.12.23
Restricted
financial assets
of which: assets
pledged as
collateral that
may be sold or
repledged by
counterparties
Restricted
financial assets
of which: assets
pledged as
collateral that
may be sold or
repledged by
counterparties
Financial assets pledged as collateral
Cash and balances at central banks
1
876
1,041
Financial assets at fair value held for trading
71,050
38,532
83,689
51,263
Loans and advances to customers
70,342
127,362
Financial assets at fair value not held for trading
3,645
2,566
3,099
2,110
Debt securities classified as Other financial assets measured at amortized cost
8,703
7,891
7,561
6,299
Total financial assets pledged as collateral
154,616
222,752
Other restricted financial assets
Amounts due from banks
2,570
2,874
Financial assets at fair value held for trading
264
184
Cash collateral receivables on derivative instruments
8,006
9,539
Loans and advances to customers
175
275
Other financial assets measured at amortized cost
2
4,186
4,724
Financial assets at fair value not held for trading
20,645
18,229
Financial assets measured at fair value through other comprehensive income
1,863
1,846
Other
128
354
Total other restricted financial assets
37,837
38,025
Total financial assets pledged and other restricted financial assets
3
192,453
260,777
1 Assets pledged

to the depositor protection

system in Switzerland.

2 Predominantly includes cash

collateral provided to exchanges and

clearing houses to secure

securities trading activity through

those counterparties.

3 Does not include

assets placed with central

banks related to undrawn

credit lines and for

payment, clearing and settlement

purposes, as well

as undrawn contingency funding

facilities (31 December 2024:

USD
30.5
bn; 31 December 2023: USD
26.5
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

Annual Report 2024
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

USD m 31.12.24 31.12.23
Carrying amount
of transferred
assets
Carrying amount of

associated liabilities

recognized

on balance sheet
Carrying amount
of transferred
assets
Carrying amount of

associated liabilities

recognized

on balance sheet
Financial assets at fair value held for trading that may be sold or repledged by counterparties
38,532
19,690
51,263
23,765
Financial assets at fair value not held for trading that may be sold or repledged by
counterparties
2,566
2,012
2,110
1,976
Debt securities classified as Other financial assets measured at amortized cost that may be
sold or repledged by counterparties
7,891
7,442
6,299
5,928
Total financial assets transferred
48,989
29,144
59,672
31,669
Transactions

in which

financial assets

are transferred

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
Transferred financial assets that are not subject

to derecognition in full but remain on the balance

sheet to the extent of
the Group’s continuing involvement were not material as

of 31 December 2024 and as of 31 December 2023.

Annual Report 2024
| Consolidated financial statements | UBS

Group AG consolidated financial statements

344
Note 23

Restricted and transferred financial assets (continued)

c) Transferred financial assets that are derecognized

in their entirety with continuing involvement
Continuing involvement in

a transferred and

fully derecognized financial

asset may result from

contractual provisions in
the particular transfer

agreement or from

a separate

agreement, with the

counterparty or

a third party,

entered into

in
connection with the transfer.

The fair value and carrying amount of UBS’s continuing involvement from transferred positions as of 31 December 2024 and 31 December 2023 was not material. Life-to-date losses reported in prior periods primarily relate to legacy positions in securitization vehicles that have been fully marked

down, with no remaining exposure to loss.

d) Off-balance sheet assets received
The table below presents assets received from third parties that can be sold or repledged and that are not recognized on the balance sheet but that are held as collateral, including amounts that have been sold or repledged.

Off-balance sheet assets received
USD m 31.12.24 31.12.23
Fair value of assets received that can be sold or repledged
1
581,769
576,596
of which: sold or repledged

2
383,227
382,313
1 Includes securities received as initial margin from its clients that UBS is required to remit to central counterparties,

brokers and deposit banks through its exchange-traded derivative clearing and execution services.

2 Does not include off-balance sheet securities (31 December 2024: USD
21.4
bn; 31 December 2023: USD
29.1
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

Annual Report 2024
| Consolidated financial statements | UBS

Group AG consolidated financial statements

345
Note 24

Maturity analysis of assets and liabilities (continued)

31.12.24
USD bn
Due within

1 month
Due between

1 and 3
months
Due between

3 and 12
months
Due between

1 and 2 years
Due between

2 and 5 years
Due over

5 years
Perpetual /
Not
applicable Total
Assets
Total financial assets measured at amortized cost
556.1
50.6
69.9
115.7
128.9
122.2
1,043.3
Amounts due from banks
17.1
0.8
0.6
0.0
0.2
0.1
18.9
Loans and advances to customers
162.6
33.4
61.5
108.5
110.9
103.1
580.0
Other financial assets measured at amortized cost
9.5
0.9
5.2
6.6
17.6
18.9
58.8
Total financial assets measured at fair value through profit or loss
412.2
6.5
14.2
13.5
12.7
2.3
4.5
465.9
Financial assets at fair value not held for trading
41.7
6.5
14.2
13.5
12.7
2.3
4.5
95.5
Financial assets measured at fair value through other
comprehensive income
0.5
0.8
0.9
0.0
0.0
0.0
2.2
Total non-financial assets
13.4
0.3
0.6
0.0
2.5
1.1
35.8
53.6
Total assets
982.1
58.1
85.6
129.2
144.1
125.6
40.3
1,565.0
Liabilities
Total financial liabilities measured at amortized cost
687.1
79.9
88.1
45.9
75.1
64.3
14.3
1,054.7
Customer deposits
608.1
65.4
51.2
8.9
11.8
0.3
745.8
Debt issued measured at amortized cost
9.8
9.8
32.7
32.4
54.0
61.2
14.3
214.2
of which: non-subordinated
9.8
9.8
32.4
32.1
53.9
61.2
199.2
of which: subordinated
0.3
0.3
0.1
14.3
15.0
Total financial liabilities measured at fair value through
profit or loss
1
299.7
11.9
27.7
26.7
13.1
22.4
401.5
Debt issued designated at fair value
12.0
11.4
26.3
25.1
11.6
21.6
107.9
Total non-financial liabilities
15.0
4.4
0.1
0.2
0.4
0.4
2.6
23.2
Total liabilities

1,001.8
96.3
115.9
72.9
88.6
87.1
16.9
1,479.5
Guarantees, loan commitments and forward starting transactions
2
Irrevocable loan commitments
78.7
0.5
0.4
0.0
79.6
Guarantees

40.7
40.7
Forward starting reverse repurchase and securities borrowing agreements
24.9
24.9
Irrevocable committed prolongation of existing loans
2.5
0.7
1.4
0.0
4.6
Total
146.7
1.2
1.7
0.0
149.8

31.12.23
3
USD bn
Due within

1 month
Due between

1 and 3
months
Due between

3 and 12
months
Due between

1 and 2 years
Due between

2 and 5 years
Due over

5 years
Perpetual /
Not
applicable Total
Assets
Total financial assets measured at amortized cost
645.6
57.7
88.3
125.6
136.8
135.5
1,189.5
Amounts due from banks
18.7
1.1
0.8
0.0
0.3
0.2
21.1
Loans and advances to customers
177.8
34.0
77.5
118.5
116.6
115.3
639.7
Other financial assets measured at amortized cost
12.2
1.8
5.2
6.3
19.8
20.0
65.5
Total financial assets measured at fair value through profit or loss
417.6
12.2
9.9
8.4
12.6
5.3
4.8
470.8
Financial assets at fair value not held for trading
50.8
12.2
9.9
8.4
12.6
5.3
4.8
104.0
Financial assets measured at fair value through other
comprehensive income
0.1
1.1
1.0
0.1
0.0
0.0
2.2
Total non-financial assets
12.3
0.2
1.3
1.2
1.1
38.4
54.5
Total assets
1,075.6
71.0
99.3
135.3
150.6
142.0
43.2
1,716.9
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
15.9
24.0
128.3
Total non-financial liabilities
17.9
4.5
0.2
0.3
0.7
0.4
2.5
26.5
Total liabilities

1,074.9
115.6
145.3
81.3
107.4
91.9
14.5
1,630.8
Guarantees, loan commitments and forward starting transactions
2
Irrevocable loan commitments
90.7
0.5
0.4
0.0
0.0
91.6
Guarantees

46.3
46.3
Forward starting reverse repurchase and securities borrowing agreements
18.4
18.4
Irrevocable committed prolongation of existing loans
2.5
0.8
1.3
0.0
0.0
4.6
Total
157.9
1.4
1.8
0.0
0.0
161.0
1 As of 31 December 2024 and 31

December 2023, the contractual redemption

amount at maturity of debt issued designated

at fair value through profit

or loss and other financial liabilities designated

at fair value
through profit or loss

was not materially

different from the carrying

amount.

2 The notional

amounts associated with

derivative loan commitments,

as well as

forward starting repurchase

and reverse repurchase
agreements, measured at

fair value through

profit or loss

are presented together

with notional amounts

related to derivative

instruments and have

been excluded from

the table above.

Refer to Note

11 for more
information.

3 Comparative-period information has been revised. Refer to Note 2 for more information.

Annual Report 2024
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

31.12.24
USD bn
Due within

1 month
Due between

1 and 3
months
Due between

3 and 12
months
Due between

1 and 2 years
Due between

2 and 5 years
Due over

5 years
Perpetual /
Not
applicable Total
Financial liabilities recognized on balance sheet
1
Amounts due to banks
13.5
3.1
3.1
1.5
2.8
24.1
Payables from securities financing transactions
5.4
1.5
0.7
2.8
5.0
15.5
Cash collateral payables on derivative instruments
35.5
35.5
Customer deposits
608.7
66.4
53.7
9.9
13.9
0.3
753.0
Debt issued measured at amortized cost
2
10.4
11.6
36.9
38.3
67.6
74.9
14.8
254.5
Other financial liabilities measured at amortized cost
10.0
0.1
0.8
1.0
2.7
3.1
17.7

of which: lease liabilities
0.1
0.1
0.6
0.8
1.8
2.0
5.3
Total financial liabilities measured at amortized cost
683.5
82.8
95.3
53.4
92.1
78.3
14.8
1,100.3
Financial liabilities at fair value held for trading
3,4
35.2
35.2
Derivative financial instruments
3,5
180.6
180.6
Brokerage payables designated at fair value
49.0
49.0
Debt issued designated at fair value
6
12.1
11.7
28.1
27.8
12.7
38.4
130.8
Other financial liabilities designated at fair value
22.6
0.5
1.4
1.7
1.6
1.2
28.9
Total financial liabilities measured at fair value through
profit or loss
299.5
12.2
29.6
29.5
14.3
39.6
424.7
Total
983.0
95.0
124.9
82.9
106.4
117.9
14.8
1,524.9
Guarantees, loan commitments and forward starting transactions
Irrevocable loan commitments
7
78.7
0.5
0.4
0.0
79.6
Guarantees
40.7
40.7
Forward starting reverse repurchase and securities
borrowing agreements
7
24.9
24.9
Irrevocable committed prolongation of existing loans
2.5
0.7
1.4
0.0
4.6
Total
146.7
1.2
1.7
0.0
149.8

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

4 Contractual maturities of financial liabilities at fair value held for trading are:

USD
33.0
bn due within 1 month (31 December
2023: USD
32.3
bn), USD
2.2
bn due between 1 month and

1 year (31 December 2023:

USD
1.8
bn) and USD
0
bn due between 1 and 5

years (31 December 2023: USD
0
bn).

5 Includes USD
166
m (31 December
2023: USD
1,195
m) related to fair values

of derivative loan commitments

and forward starting reverse

repurchase agreements classified as

derivatives, presented within

“Due within 1 month”. The

full contractual
committed amount of USD
66.3
bn (31 December 2023:

USD
100.1
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

Annual Report 2024
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

designated in fair

value hedges or

cash flow hedges

of interest rate risk

arising solely

from changes
in benchmark

interest

rates. Fair

value changes

arising from

such risk

are usually

the largest

component of

the overall
change in the fair value of the hedged position in the transaction currency.

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
are expected

to be refinanced

or reinvested

in the future,

due to movements

in future

market rates.

The amounts and
timing of future

cash flows, representing both

principal and interest flows,

are projected on the

basis of contractual

terms
and

other

relevant

factors,

including

estimates

of

prepayments

and

defaults.

The

aggregate

principal

balances

and
interest cash

flows across

all portfolios

over time

form the

basis for identifying

the non-trading

interest rate

risk of the
Group, which is

hedged with

interest rate swaps,

the maximum maturity

of which is

15 years. Cash

flow forecasts

and
risk exposures

are monitored

and adjusted

on an

ongoing basis,

and consequently

additional hedging

instruments are
traded and designated, or are terminated, resulting

in a hedge discontinuance.

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

consolidation, but

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

Annual Report 2024
| Consolidated financial statements | UBS

Group AG consolidated financial statements

348
Note 25

Hedge accounting (continued)
In hedges of foreign exchange risk related to debt instruments, hedge ineffectiveness can arise due to the discounting of
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

Non-hedge-accounted

derivatives

are

mandatorily

held

for

trading

with

all

fair

value

movements

taken

to
Other

net
income from financial instruments

measured at fair value through

profit or loss
, even when held as an

economic hedge
or to

facilitate client

clearing. The

one exception

relates to

forward points

on certain

short- and

long-duration foreign
exchange and interest rate contracts acting as economic

hedges, which are reported in
Net interest income.

All hedges: designated hedging instruments

and hedge ineffectiveness
As of or for the year ended
31.12.24
Carrying amount
USD m
Notional
amount
Derivative
financial
assets
Derivative
financial
liabilities
Changes in

fair value of
hedging
instruments
1
Changes in
fair value of
hedged
items
1
Hedge
ineffectiveness
recognized in the
income statement
Interest rate risk
Fair value hedges
233,636
25
10
(1,678)
1,692
14
Cash flow hedges
88,256
1
0
(1,715)
1,710
(5)
Foreign exchange risk
Fair value hedges
2
68,423
566
1,515
(1,383)
1,376
(7)
Hedges of net investments in foreign operations
21,777
689
1
2,963
(2,957)
6
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

Annual Report 2024
| Consolidated financial statements | UBS

Group AG consolidated financial statements

349
Note 25

Hedge accounting (continued)

Fair value hedges: designated hedged items

recognized on balance sheet
1
USD m 31.12.24 31.12.23
Interest rate
risk FX risk
Interest rate
risk FX risk
Loans and advances to customers
Carrying amount of designated loans
56,309
61,107
of which: accumulated amount of fair value hedge adjustment
1,774
457
of which: accumulated amount of fair value hedge adjustment subject to amortization attributable to the portion of the
portfolio that ceased to be part of hedge accounting
(176)
(179)
Other financial assets measured at amortized cost – debt securities
Carrying amount of designated debt securities
9,125
6,333

of which: accumulated amount of fair value hedge adjustment
(348)
(109)
Customer deposits
Carrying amount of customer deposits
13,031
8,972

of which: accumulated amount of fair value hedge adjustment
(18)
50
Debt issued measured at amortized cost
Carrying amount of designated debt issued
151,481
53,328
156,507
22,329

of which: accumulated amount of fair value hedge adjustment
(3,061)
(2,976)
1 In addition, as of 31 December 2024 UBS designated in fair value hedges of FX risk USD
15
bn (31 December 2023 USD
12
bn) of intragroup debt instruments that are not recognized on consolidated balance sheet but FX gains and losses on these instruments impact consolidated profit or loss.

Fair value hedges: profile of the timing of the

nominal amount of the hedging instrument
31.12.24
USD bn
Due within
1 month
Due between
1 and 3 months
Due between
3 and 12 months
Due between
1 and 5 years
Due after
5 years Total
Interest rate swaps
3
9
38
118
66
234
Cross-currency swaps

2
1
8
45
12
68
31.12.23
USD bn
Due within
1 month
Due between
1 and 3 months
Due between
3 and 12 months
Due between
1 and 5 years
Due after
5 years Total
Interest rate swaps
1
7
29
142
68
247
Cross-currency swaps

1
2
2
22
7
34

Cash flow hedge reserve on a pre-tax basis
USD m 31.12.24 31.12.23
Amounts related to hedge relationships for which hedge

accounting continues to be applied
(2,514)
(2,319)
Amounts related to hedge relationships for which hedge

accounting is no longer applied
(714)
(1,487)
Total other comprehensive income recognized directly in equity related to cash flow hedges, on a pre-tax basis
(3,228)
(3,806)

Foreign currency translation reserve on a pre-tax basis
USD m 31.12.24 31.12.23
Amounts related to hedge relationships for which hedge

accounting continues to be applied
861
(2,063)
Amounts related to hedge relationships for which hedge

accounting is no longer applied
266
266
Total other comprehensive income recognized directly in equity related to hedging instruments designated as net investment hedges, on a pre-tax
basis
1,126
(1,798)
Note 26

Post-employment benefit plans

a) Defined benefit plans
UBS has established

defined benefit

plans for its

employees in various

jurisdictions in

accordance with

local regulations
and practices.

The major plans are located in Switzerland,

with smaller plans mainly in UK, US and Germany. The level of benefits depends on the specific plan rules.
Major Swiss pension plans
The major Swiss pension plans

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
144,060

(USD
158,639
), and contributions above
that salary go into the Credit Suisse Swiss 1e plan, which is accounted for under IFRS Accounting Standards as a defined contribution plan.

Annual Report 2024
| Consolidated financial statements | UBS

Group AG consolidated financial statements

350
Note 26

Post-employment benefit plans (continued)
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
cover more than
50
% of the

additional contributions required.

As of 31 December

2024, the technical funding

ratio in
accordance with Swiss pension law was
120.6
% at a
0.5
% technical interest rate for the UBS Swiss plan and
125.7
% at
a
1.31
% technical interest rate

for the Credit Suisse Swiss

plan (UBS Swiss plan 31 December

2023:
119.2
% at a
0.5
%
technical interest rate, Credit Suisse Swiss plan 31 December

2023:
124.0
% at a
1.62
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
As of 31 December

2024, the Swiss

plans were in

surplus situations on

an IFRS Accounting

Standards measurement basis,
as the fair value of the plan assets exceeded the defined benefit obligation (DBO) by USD
4,724
m for the UBS Swiss plan
and USD
2,900
m for the Credit Suisse

Swiss plan (UBS Swiss plan 31 December

2023: USD
6,332
m, Credit Suisse Swiss
plan 31 December 2023: USD
3,150
m). However, a surplus is only

recognized on the balance sheet

to the extent that it
does not exceed

the estimated

future economic

benefit, which

equals the

difference between

the present value

of the
estimated

future

net

service

cost

and

the

present

value

of

the

estimated

future

employer

contributions.

As

of

both
31 December 2024 and 31 December 2023, the

estimated future economic benefit of the UBS

Swiss plan was zero and
hence no net defined benefit asset was recognized on the balance sheet; as of 31 December 2024 a net defined benefit asset of

USD
28
m was

recognized by

UBS for

prepaid contributions

held at

the Credit

Suisse Swiss

plan (31 December
2023: USD
88
m).
The regular employer

contributions in

2025 are estimated

at USD
519
m for the

UBS Swiss

plan and USD
239
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
Financial information
The tables

below provide

an analysis

of the

movement

in the

net asset

/ liability

recognized

on the

balance sheet

for
defined benefit plans, as well as an analysis of amounts recognized in net profit and in
Other comprehensive income .

Annual Report 2024
| Consolidated financial statements | UBS

Group AG consolidated financial statements

351
Note 26

Post-employment benefit plans (continued)

Net asset / liability of defined benefit

plans
USD m
Major Swiss plans 31.12.24 31.12.23
1
Defined benefit obligation at the beginning of the year
44,922
22,272
Defined benefit obligation recognized upon the acquisition

of the Credit Suisse Group
15,142
Current service cost
763
567
Interest expense
564
680
Plan participant contributions
446
370
Remeasurements
4,017
4,446
of which: actuarial (gains) / losses due to changes in demographic assumptions
25
76
of which: actuarial (gains) / losses due to changes in financial assumptions
2,723
2,886
of which: experience (gains) / losses
2
1,269
1,484
Past service cost related to plan amendments
0
245
Curtailments
(104)
(29)
Benefit payments
(2,665)
(2,309)
Termination benefits
6
21
Foreign currency translation
(3,332)
3,516
Defined benefit obligation at the end of the year
44,617
44,922
of which: amounts owed to active members
24,576
24,007
of which: amounts owed to deferred members
0
0
of which: amounts owed to retirees
20,041
20,915
of which: funded plans
44,617
44,922
of which: unfunded plans
0
0
Fair value of plan assets at the beginning of the year
54,404
30,119
Fair value of plan assets recognized upon the acquisition of the Credit Suisse Group
18,914
Return on plan assets excluding interest income
2,596
1,234
Interest income
700
916
Employer contributions

811
690
Plan participant contributions
446
370
Benefit payments
(2,665)
(2,309)
Administration expenses, taxes and premiums paid
(27)
(19)
Other movements
0
2
Foreign currency translation
(4,024)
4,485
Fair value of plan assets at the end of the year
52,241
54,404
Surplus / (deficit)
7,624
9,482
Asset ceiling effect at the beginning of the year
9,394
7,848
Asset ceiling effect recognized upon the acquisition of

the Credit Suisse Group
3,695
Interest expense on asset ceiling effect
128
225
Asset ceiling effect excluding interest expense and foreign currency translation on asset ceiling effect
(1,237)
(3,336)
Foreign currency translation
(688)
963
Asset ceiling effect at the end of the year
7,596
9,394
Net defined benefit asset / (liability) of major Swiss plans
28
88
Other plans
Net defined benefit asset / (liability) of other plans
3
131
205
Total net defined benefit asset / (liability)
159
293
of which: Net defined benefit asset
922
1,088
of which: Net defined benefit liability
4
(763)
(795)
1 Including Credit Suisse from 31 May 2023.

2 Experience (gains) / losses are a component of actuarial remeasurements of the defined benefit obligation and reflect the effects of differences between the previous
actuarial assumptions and what has actually occurred.

3 Mainly relates to UK, US and German plans.

4 Refer to Note 19c.

Income statement – expenses related to defined benefit plans
1
USD m For the year ended
Major Swiss plans
31.12.24 31.12.23
2
Current service cost
763
567
Interest expense related to defined benefit obligation
564
680
Interest income related to plan assets
(700)
(916)
Interest expense on asset ceiling effect
128
225
Administration expenses, taxes and premiums paid
27
19
Past service cost related to plan amendments
0
245
Curtailments
(104)
(29)
Termination benefits
6
21
Other movements
3
3
(2)
Net periodic expenses recognized in net profit for major Swiss plans
687
811
Other plans
Net periodic expenses recognized in net profit for other plans
44
36
Total net periodic expenses recognized in net profit
731
847
1 Refer to Note 7.

2 Including Credit Suisse from 31 May 2023.

3 Includes differences between actual and estimated performance award accruals.

Annual Report 2024
| Consolidated financial statements | UBS

Group AG consolidated financial statements

352
Note 26

Post-employment benefit plans (continued)

Other comprehensive income – gains / (losses) on defined benefit plans

USD m For the year ended
Major Swiss plans
31.12.24 31.12.23
1
Remeasurement of defined benefit obligation
(4,017)
(4,446)
of which: change in discount rate assumption
(2,846)
(3,278)
of which: change in rate of salary increase assumption
(227)
(74)
of which: change in rate of pension increase assumption
0
0
of which: change in rate of interest credit on retirement savings assumption
349
479
of which: change in life expectancy
0
0
of which: change in other actuarial assumptions
(24)
(88)
of which: experience gains / (losses)
2
(1,269)
(1,484)
Return on plan assets excluding interest income
2,596
1,234
Asset ceiling effect excluding interest expense and foreign currency translation
1,237
3,336
Total gains / (losses) recognized in other comprehensive income for major Swiss plans
(184)
124
Other plans
Total gains / (losses) recognized in other comprehensive income for other plans
3
(123)
(15)
Total gains / (losses) recognized in other comprehensive income
4
(307)
110
1 Including Credit Suisse from 31 May 2023.

2 Experience (gains) / losses are a component of actuarial remeasurements of the defined benefit obligation and reflect the effects of differences between the previous
actuarial assumptions and what has actually occurred.

3 Mainly relates to UK, US and German plans.

4 Refer to the “Statement of comprehensive income”.
The table below provides information about the duration

of the DBO and the timing for expected benefit payments.

Major Swiss defined benefit plans 31.12.24 31.12.23
Duration of the defined benefit obligation (in years)
1
13.3
13.1
Maturity analysis of benefits expected to be paid
USD m
Benefits expected to be paid within 12 months
2,911
3,056
Benefits expected to be paid between 1 and 3 years
4,812
5,149
Benefits expected to be paid between 3 and 6 years
7,231
7,671
Benefits expected to be paid between 6 and 11 years
11,203
12,080
Benefits expected to be paid between 11 and 16 years
9,621
10,513
Benefits expected to be paid in more than 16 years
30,398
34,221
1 The duration of the defined benefit obligation represents a weighted average across the UBS and Credit Suisse plans.
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

Annual Report 2024
| Consolidated financial statements | UBS

Group AG consolidated financial statements

353
Note 26

Post-employment benefit plans (continued)
The tables below show the significant actuarial assumptions

used in calculating the DBO at the end of the year.

Significant actuarial assumptions of

major Swiss defined benefit plans
1
In % 31.12.24 31.12.23
Discount rate
0.92
1.48
Rate of salary increase
2.80
2.36
Rate of pension increase
0.00
0.00
Rate of interest credit on retirement savings

2.02
2.54
1 Represents weighted average across the UBS and Credit Suisse plans.

aged 65 aged 45
Swiss mortality table: BVG 2020 G with CMI 2023 projections
1
31.12.24 31.12.23 31.12.24 31.12.23
Life expectancy at age 65 for a male member currently
21.9
21.8
23.5
23.5
Life expectancy at age 65 for a female member currently
23.6
23.5
25.2
25.1
1 In 2023, BVG 2020 G with CMI 2022 projections was used.
Sensitivity analysis of significant actuarial assumptions
The table

below presents

a sensitivity

analysis for

each significant

actuarial assumption,

showing how

the DBO

would
have been affected

by changes in

the relevant

actuarial assumption that

were reasonably

possible at the

balance sheet
date.

Unforeseen

circumstances

may

arise,

which

could

result

in

variations

that

are

outside

the

range

of

alternatives
deemed

reasonably

possible.

Caution

should

be

used

in

extrapolating

the

sensitivities

below

on

the

DBO,

as

the
sensitivities may not be linear.

Sensitivity analysis of significant actuarial

assumptions of major Swiss defined

benefit plans
1
Increase / (decrease) in defined benefit obligation
USD m 31.12.24 31.12.23
Discount rate
Increase by 50 basis points
(2,462)
(2,365)
Decrease by 50 basis points
2,790
2,668
Rate of salary increase
Increase by 50 basis points
255
248
Decrease by 50 basis points
(256)
(246)
Rate of pension increase
Increase by 50 basis points
1,947
1,894
Decrease by 50 basis points –
2
–
2
Rate of interest credit on retirement savings
Increase by 50 basis points
374
334
Decrease by 50 basis points
(374)
(334)
Life expectancy
Increase in longevity by one additional year
1,381
1,315
1 The sensitivity analyses are based on a change in one assumption while holding all other assumptions constant, so that interdependencies between the assumptions are excluded.

2 As the assumed rate of pension
increase was
0
% as of 31 December 2024 and as of 31 December 2023, a downward change in assumption is not applicable.

Annual Report 2024
| Consolidated financial statements | UBS

Group AG consolidated financial statements

354
Note 26

Post-employment benefit plans (continued)

Composition and fair value of Swiss

defined benefit plan assets
31.12.24 31.12.23
Fair value
Plan asset
allocation % Fair value
Plan asset
allocation %
USD m
Quoted
in an active
market Other Total
Quoted
in an active
market Other Total
Cash and cash equivalents
911
0
911
2
1,205
0
1,205
2
Equity securities

Domestic
0
0
0
0
0
24
24
0

Foreign
0
1,425
1,425
3
0
2,132
2,132
4
Bonds

Domestic, AAA to BBB–
156
0
156
0
100
0
100
0

Foreign, AAA to BBB–
0
0
0
0
51
0
51
0
Real estate / property
Domestic
0
5,967
5,967
11
0
6,195
6,195
11
Foreign
0
1,086
1,086
2
0
1,017
1,017
2
Investment funds
Equity

Domestic
1,300
0
1,300
2
1,376
0
1,376
3
Foreign
8,520
2,072
10,592
20
8,317
2,196
10,513
19
Bonds
1
Domestic, AAA to BBB–
6,921
0
6,921
13
7,952
0
7,952
15
Domestic, below BBB–
9
0
9
0
1
0
1
0
Foreign, AAA to BBB–
12,886
0
12,886
25
13,497
0
13,497
25
Foreign, below BBB–
1,393
0
1,393
3
1,249
0
1,249
2
Real estate
Domestic
1,938
0
1,938
4
1,906
0
1,906
4
Foreign
451
117
568
1
537
79
616
1
Other
1,396
3,383
4,780
9
1,960
3,373
5,333
10
Other investments
475
1,833
2,308
4
667
569
1,236
2
Total fair value of plan assets
36,357
15,884
52,241
100
38,817
15,586
54,404
100
31.12.24 31.12.23
Total fair value of plan assets
52,241
54,404
of which: Investments in UBS instruments
2
Bank accounts at UBS
926
666
UBS debt instruments
238
211
UBS shares
64
72
Securities lent to UBS
3
956
827
Property occupied by UBS
73
108
Derivative financial instruments, counterparty UBS
3
(126)
534
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

Securities lent to UBS

were fully covered by

collateral as of 31

December 2024 and

31 December 2023. Net

of collateral, derivative

financial instruments
amounted to negative USD
70
m as of 31 December 2024 (31 December 2023: negative USD
33
m).

b) Defined contribution plans
UBS sponsors several defined contribution

plans, with the most significant

plans in the US and the

UK. UBS’s obligation
is limited to its contributions

made in accordance

with each plan, which

may include direct

contributions and matching
contributions. Employer contributions

to defined contribution

plans are recognized

as an expense

and were

USD
578
m
for the UBS plans in 2024 (2023: USD
514
m).
›
Refer to Note 7 for more information
c) Related-party disclosure
UBS is

the principal

provider of

banking services

for the

pension funds

of UBS

and Credit

Suisse in

Switzerland. In

this
capacity,

UBS is engaged

to execute

most of the

pension funds’

banking activities.

These activities

can include, but

are
not limited to, investment

management fees, trading,

securities lending and borrowing

and derivative transactions. The
non-Swiss pension

funds do

not have

a similar

banking relationship

with UBS.

During 2024,

UBS received

USD
46
m in
fees for banking

services from

the major UBS

plans (2023: USD
46
m). As of

31 December

2024, the Swiss,

UK and US
post-employment benefit plans held USD
399
m in UBS shares (31 December 2023: USD
443
m).
›
Refer to the “Composition and fair value of

Swiss defined benefit plan assets” table in Note

26a for more information about fair
value of investments in UBS instruments held

by the major Swiss pension funds

Annual Report 2024
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

(CET1) capital and relative

total shareholder return (TSR), which
compares the TSR of UBS

with the TSR of

an index consisting of listed

Global Systemically Important Banks as determined
by

the

Financial

Stability

Board

(excluding

UBS).

The

final

number

of

shares

vest

over

three

years

following

the
performance

period for

GEB

members

and

cliff

vest

in

the

year

following the

performance

period

for

selected

senior
management.
Equity Ownership Plan / Fund Ownership Plan
The Equity

Ownership Plan

(the EOP)

is the

deferred share

-based compensation

plan for

employees that

are subject

to
deferral requirements but do not rec

eive LTIP

awards.

EOP awards generally vest over three

years.

Certain Asset

Management employees

receive some

or all of

their EOP

in the form

of notional

funds (Fund

Ownership
Plan or

FOP). This

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

event occurs (i.e. if

the Swiss Financial Market

Supervisory Authority (FINMA) notifies

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
Deferred compensation plans awarded to employees of Credit

Suisse
Existing compensation plans offered to employees of Credit Suisse prior to the acquisition
Credit Suisse offered

a range of compensation plans to its

employees. Generally,

outstanding deferred awards

continue
to vest

according to

their original

terms. Awards

referenced

to shares

of the

Credit Suisse

Group were

converted into
units over UBS Group shares according to the exchange ratio applied to the merger transaction (1 share in UBS

for
22.48
shares in Credit Suisse).

Unvested awards include upfront

cash awards, share awards

and other deferred awards

settled in cash and

continue to
be expensed over the future service period.

Upfront

cash

awards

are

subject

to

repayment

(clawback)

by

the

employee

in

the

event

of

voluntary

resignation,
termination for

cause or

other specified

events within

three years

from the

grant date.

The expense

is recognized

over
the three-year service period according to the clawback

provisions.

Annual Report 2024
| Consolidated financial statements | UBS

Group AG consolidated financial statements

356
Note 27

Employee benefits: variable compensation

(continued)
Share

awards that

were

granted as

part of

the annual

performance incentive

typically vest

over three

years with

one-
third of the award vesting on each of

the three anniversaries of the grant date.
Retention awards

were offered

to selected employees

of the Credit

Suisse Group

in 2023 prior

to the acquisition

date.
These awards were contingent

on the completion of the acquisition and

were delivered
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

cash compensation, determined

using a formulaic approach

based on production, and
deferred awards.

Cash

compensation

reflects

a

percentage

of

the

compensable

production

that

each

financial

advisor

generates.
Compensable production is generally based on transaction revenue and investment advisory fees and may reflect further adjustments. The percentage rate generally varies based

on the level of the production and firm tenure.
Financial advisors may

also be granted

deferred awards. These

amounts generally vest

over a six-year

period. The deferred
award takes into account the overall percentage rate

and production.

Cash compensation and deferred awards may be reduced for, among other things, errors, negligence or carelessness, or
failure to comply with the firm’s rules, standards, practices and / or policies, and / or applicable laws and regulations.

Financial

advisors

may

also

participate

in

additional

programs

to

support

promoting

and

developing

their

business

or
supporting the transition of

client relationships where appropriate. Financial

advisor compensation also includes

expenses
related to compensation commitments with financial advisors

entered into at the time of recruitment that are

subject to
vesting requirements.
Share delivery obligations
Share delivery obligations related to employee

share-based compensation awards were
183
m shares as of 31 December
2024 (31 December 2023:
196
m shares). Share delivery obligations are calculated on the basis of undistributed notional share awards, taking applicable performance conditions into

account.
As of 31 December 2024, UBS held
133
m treasury shares (31 December 2023:
131
m) that were available to satisfy

share
delivery obligations.

b) Effect on the income statement
Effect on the income statement for the financial year and

future periods
The table

below provides

information about

compensation

expenses related

to total

variable compensation

that were
recognized in the financial year ended

31 December 2024, as well as

expenses that were deferred and will be

recognized
in the income statement

for 2025 and later.

Deferred expenses related

to compensation plans granted

to employees of
Credit Suisse

in 2023 and

earlier years

are presented

under Variable

compensation –

other.

The expense

recognized in
2024 associated

with these

awards was

USD
85
m (2023:

USD
335
m) for

retention awards

granted in

connection with
the acquisition and USD
288
m (2023: USD
412
m) for outstanding deferred compensation plans that existed on the date of the acquisition.

The majority

of expenses

deferred to

2025 and

later that

are related

to the

2024 performance

year pertain

to awards
granted in February 2025. The total unamortized compensation expense for unvested share-based awards granted up to
31 December 2024 will be recognized in future periods

over a weighted average period of
2.4

years.

Annual Report 2024
| Consolidated financial statements | UBS

Group AG consolidated financial statements

357
Note 27

Employee benefits: variable compensation

(continued)

Variable compensation
Expenses recognized in 2024 Expenses deferred to 2025 and later 1
USD m
Related to the
2024
performance
year
Related to prior
performance
years Total
Related to the
2024
performance
year
Related to prior
performance
years Total
Non-deferred cash
3,290
(83)
3,206
0
0
0
Deferred compensation awards
563
687
1,250
813
853
1,666
of which: Equity Ownership Plan
180
279
458
280
214
493
of which: Deferred Contingent Capital Plan
197
290
487
336
515
851
of which: Long-Term Incentive Plan
161
76
237
166
100
266
of which: Fund Ownership Plan
26
42
68
32
25
56
Variable compensation – performance awards
3,853
603
4,456
813
853
1,666
Variable compensation – financial advisors
2
4,485
808
5,293
1,028
3,639
4,667
of which: non-deferred cash
4,125
(1)
4,124
0
0
0
of which: deferred share-based awards
123
96
219
130
232
362
of which: deferred cash-based awards
203
239
443
476
1,176
1,652
of which: compensation commitments with recruited financial

advisors
33
474
507
422
2,231
2,653
Variable compensation – other
3
539
583
1,121
229
465
694
Total variable compensation
8,876
1,994
10,870
4
2,070
4,957
7,027
1 Estimate as of 31 December 2024. Actual amounts to be expensed in future periods may vary; e.g. due to forfeiture of awards

.

2 Financial advisor compensation consists of cash compensation, determined using a formulaic approach based

on production, and

deferred awards. It

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

Contingent Capital

Plan.

4 Includes

USD
1,128
m in

expenses related

to share-based

compensation (performance

awards: USD
695
m; other

variable
compensation: USD
213
m; financial advisor

compensation: USD
219
m). A further

USD
134
m in expenses

related to share-based

compensation was recognized

within other expense

categories included in

Note 7
(salaries: USD
2
m related to

role-based allowances;

social security: USD
100
m; other personnel

expenses: USD
32
m related to

the Equity Plus

Plan). Total

personnel expense related

to share-based equity-settled
compensation excluding social security was USD
1,118
m.

Variable compensation (continued)
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
2,398
4,640
7,037
1 Estimate as of 31 December 2023. Actual

amounts expensed may vary; e.g.

due to forfeiture of awards.

2 Financial advisor compensation consists of cash compensation,

determined using a formulaic approach
based on production,

and deferred awards.

It also includes

expenses related to

compensation commitments with

financial advisors entered

into at the

time of recruitment

that are subject

to vesting requirements.

3 Consists of existing deferred awards and retention awards granted to Credit Suisse employees, as well as replacement payments, forfeiture credits, severance payments, retention plan payments and interest expense
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
1,087
m.

Annual Report 2024
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
2,131
3,599
5,731
1 Estimate as of 31 December 2022. Actual

amounts expensed may vary; e.g.

due to forfeiture of awards.

2 Financial advisor compensation consists of cash

compensation, determined using a formulaic approach
based on production,

and deferred awards.

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
716
m.

c) Outstanding share-based compensation awards
Share and performance share awards
Movements in outstanding share-based awards

to employees during 2024 and 2023 are provided

in the table below.

Movements in outstanding share-based compensation

awards
Number of shares
2024
Weighted average
grant date fair value
(USD)
Number of shares
2023
Weighted average
grant date fair value
(USD)
Outstanding, at the beginning of the year
198,908,588
17
181,907,200
15
Share obligations assumed at merger date
0
0
14,535,612
20
Awarded during the year
65,433,201
26
63,907,823
20
Distributed during the year
(64,234,191)
17
(54,365,846)
14
Forfeited during the year
(6,385,261)
20
(7,076,202)
18
Outstanding, at the end of the year
193,722,338
20
198,908,588
17
of which: shares vested for accounting purposes
109,644,250
102,697,819

The

total

carrying

amount

of

the

liability

related

to

cash-settled

share-based

awards

as

of

31 December

2024

and
31 December 2023 was USD
54
m and USD
64
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

Annual Report 2024
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

2024.

Unless

otherwise
stated, the subsidiaries listed below have

share capital consisting solely of ordinary shares held

entirely by the Group, and
the proportion of ownership interest

held is equal to the voting rights held by the Group.

The

country

where

the

respective

registered

office

is

located

is also

the

principal

place

of business.

UBS AG

operates
through a global

branch network,

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

of UBS Group AG as of 31 December 2024
Company Registered office Share capital in million Equity interest accumulated in %
UBS AG
Zurich and Basel, Switzerland
USD
385.8
100.0
UBS Business Solutions AG
1
Zurich, Switzerland
CHF
1.0
100.0
1 UBS Business Solutions AG holds subsidiaries in China, India, Israel, Poland and Switzerland.

Individually significant subsidiaries

of UBS AG as of 31 December 2024
1
Company Registered office Primary business Share capital in million Equity interest accumulated in %
Credit Suisse International
London, UK
Non-core and Legacy
USD
7,267.5
97.6
2
UBS Americas Holding LLC
Wilmington, Delaware, US
Group Items
USD
2,900.0
3
100.0
UBS Americas Inc.
Wilmington, Delaware, US
Group Items
USD
0.0
100.0
UBS Asset Management AG
Zurich, Switzerland
Asset Management
CHF
43.2
100.0
UBS Bank USA
Salt Lake City, Utah, US
Global Wealth Management
USD
0.0
100.0
UBS Europe SE
Frankfurt, Germany
Global Wealth Management
EUR
446.0
100.0
UBS Financial Services Inc.
Wilmington, Delaware, US
Global Wealth Management
USD
0.0
100.0
UBS Securities LLC
Wilmington, Delaware, US
Investment Bank
USD
1,283.1
4
100.0
UBS Switzerland AG
Zurich, Switzerland
Personal & Corporate Banking
CHF
10.0
100.0
1 Includes direct and indirect

subsidiaries of UBS AG.

2 UBS Group AG owns

the remaining
2.4
%.

3 Consists of common share capital of

USD
1,000

and non-voting preferred share capital of

USD
2.9
bn.

4 Consists
of common share capital of USD
100,000

and non-voting preferred share capital of USD
1.3
bn.
Other subsidiaries
The table below

lists other direct

and indirect subsidiaries

of UBS AG that

are not

individually significant but

contribute
to

the

Group’s

total

assets

and

aggregated

profit

before

tax

thresholds

and

are

thus

disclosed

in

accordance

with
requirements set by the SEC.

Other subsidiaries of UBS AG as of 31

December 2024
Company Registered office Primary business Share capital in million
Equity interest

accumulated in %
Banco de Investimentos Credit Suisse (Brasil) S.A.
São Paulo, Brazil
Investment Banking
BRL
164.8
100.0
Credit Suisse (UK) Limited
London, UK
Global Wealth Management
GBP
245.2
100.0
Credit Suisse (USA) LLC
Wilmington, Delaware, US
Non-core and Legacy
USD
0.0
100.0
Credit Suisse Securities (Europe) Limited
London, UK
Non-core and Legacy
USD
9.6
100.0
Credit Suisse Securities (USA) LLC
Wilmington, Delaware, US
Non-core and Legacy
USD
0.0
100.0
Credit Suisse Securities (Japan) Limited
Tokyo, Japan
Non-core and Legacy
JPY
78,100.0
100.0
UBS Asset Management (Americas) LLC
Wilmington, Delaware, US
Asset Management
USD
0.0
100.0
UBS Asset Management Life Ltd
London, UK
Asset Management
GBP
15.0
100.0
UBS Business Solutions US LLC
Wilmington, Delaware, US
Group Items
USD
0.0
100.0
UBS Credit Corp.
Wilmington, Delaware, US
Global Wealth Management
USD
0.0
100.0
UBS Fund Management (Switzerland) AG
Basel, Switzerland
Asset Management
CHF
1.0
100.0
UBS (Monaco) S.A.
Monte Carlo, Monaco
Global Wealth Management
EUR
49.2
100.0
UBS Securities Australia Ltd
Sydney, Australia
Investment Bank
AUD
0.3
1
100.0
UBS Securities Hong Kong Limited
Hong Kong SAR, China

Investment Bank
HKD
3,254.2
100.0
UBS Securities Japan Co., Ltd.
Tokyo, Japan
Investment Bank
JPY
44,908.7
100.0
UBS SuMi TRUST Wealth Management Co., Ltd.
Tokyo, Japan
Global Wealth Management
JPY
5,165.0
51.0
1 Includes a nominal amount relating to redeemable preference shares.

Annual Report 2024
| Consolidated financial statements | UBS

Group AG consolidated financial statements

360
Note 28

Interests in subsidiaries and other entities

(continued)
Consolidated structured entities
Consolidated

structured

entities

(SEs)

include

certain

investment

funds,

securitization

vehicles

and

client

investment
vehicles. UBS has no individually significant subsidiaries that are SEs.
In

2024

and

2023,

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

b) Interests in associates and joint ventures
As of 31 December

2024 and 31 December

2023, no associate

or joint venture

was individually

material to the

Group.
Also, there were no

significant restrictions on the

ability of associates or

joint ventures to transfer

funds to UBS Group AG
or its

subsidiaries as

cash dividends

or to

repay

loans or

advances made.

There

were no

quoted market

prices for

any
associates or joint ventures of the Group.

Investments in associates and joint ventures
USD m 2024 2023
Carrying amount at the beginning of the year
2,373
1,101
Additions
0
1
Acquisition of the Credit Suisse Group
1
0
1,569
Disposals
(8)
0
Reclassifications
0
(33)
Share of comprehensive income
145
(365)
of which: share of net profit / (loss)
2
144
(348)
of which: share of other comprehensive income
3
0
(17)
Share of changes in retained earnings
(3)
(1)
Dividends received
(51)
(90)
Foreign currency translation
(149)
192
Carrying amount at the end of the year
2,306
2,373
of which: associates
2,057
2,164
of which: SIX Group AG, Zurich
1,484
1,646
of which: other associates
573
519
of which: joint ventures
4
249
209
1 Refer to Note 2 for

more information about the acquisition of the Credit

Suisse Group.

2

For 2024, consists of USD
91
m from associates and USD
54
m from joint ventures (for 2023, consists

of negative USD
383
m
from associates, partly offset by USD
34
m from joint ventures).

3 For 2023, consists of negative USD
17
m from associates.

4 In October 2024, UBS entered into an agreement to sell its
50
% interest in Swisscard
AECS GmbH. Refer to Note 29 for more information.

c) Unconsolidated structured entities
UBS is considered

to sponsor another

entity if, in

addition to

ongoing involvement

with that

entity,

it had a

key role

in
establishing that entity or in

bringing together relevant

counterparties for a transaction facilitated

by that entity.

During
2024, the

Group sponsored

the creation

of various SEs

and interacted

with a

number of non-sponsored

SEs, including
securitization vehicles, client vehicles

and certain investment funds,

that UBS did

not consolidate as of

31 December 2024
because it did not control them.
Interests in unconsolidated structured entities
The table below presents the Group’s interests in and maximum exposure to loss from unconsolidated SEs, as well as the
total assets held by the SEs

in which UBS had an interest

as of year-end, except for

investment funds and other vehicles
sponsored by third parties, for which the

carrying amount of UBS’s interest as of year

-end has been disclosed.
Sponsored unconsolidated structured entities in which UBS did not have an interest at year-end
During 2024 and

2023,

the Group

did not earn

material income

from sponsored

unconsolidated SEs

in which UBS

did
not have an interest at year-end.

During 2024 and 2023, UBS and third parties did not transfer any assets into sponsored securitization vehicles created in those years.

UBS and

third parties

transferred assets,

alongside deposits

and debt

issuances (which

are assets

from the
perspective

of

the

vehicle),

of

USD
2.5
bn

and

USD
3.0
bn,

respectively,

into

sponsored

client

vehicles

created

in

2024
(2023:

USD
0.5
bn

and

USD
0.5
bn,

respectively).

For

sponsored

investment

funds,

several

new

open

ended

and

close
ended funds were created

during the year

with further transfers

arising from management

of the strategy

and investor
activity, which,

when combined

with market

movements, resulted

in a

net asset

value movement

of USD
1
bn in

2024
(2023: USD
3
bn).

Annual Report 2024
| Consolidated financial statements | UBS

Group AG consolidated financial statements

361
Note 28

Interests in subsidiaries and other entities

(continued)

Interests in unconsolidated structured entities
31.12.24
USD m, except where indicated
Securitization
vehicles
1
Client
vehicles sponsored
by UBS
2
Investment
funds
Other vehicles
sponsored by third
parties
3
Total
Maximum
exposure to loss
4
Financial assets at fair value held for trading
94
143
6,482
235
6,953
6,953
Derivative financial instruments
2
110
83
0
195
195
Loans and advances to customers
0
138
286
23
446
446
Financial assets at fair value not held for trading
1,275
0
721
236
2,232
2,232
Financial assets measured at fair value through other
comprehensive income
0
0
0
0
0
0
Other financial assets measured at amortized cost
1,023
0
0
0
1,024
1,024
Total assets
2,394
392
7,571
494
10,851
10,851
Derivative financial instruments
1
50
716
0
767
2
Total liabilities
1
50
716
0
767
2
Assets held by the unconsolidated structured entities in
which UBS had an interest (USD bn)
63
5
3
6
195
7
0
8
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

the risk-
reducing effects of collateral

or other credit enhancements.

5 Represents the principal

amount outstanding.

6 Represents the market

value of total assets.

7 Represents the net asset

value of the investment
funds sponsored by UBS and the carrying amount of UBS’s interests in the investment funds not sponsored by UBS.

8 Represents the carrying amount of UBS’s interest in other vehicles sponsored by third parties.
The Group retains or purchases

interests in unconsolidated SEs in the form

of direct investments, financing, guarantees,
letters of

credit

and derivatives

,

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

2024

and

2023,

the

Group

did

not

provide

support,

financial

or

otherwise,

to

any

unconsolidated

SE

when

not
contractually obligated to do so, nor does the Group currently have any intention to do so in the future.
In 2024

and 2023,

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

2024

and

31 December

2023,

the

Group

held

interests,

both

retained

and

acquired,

in

various
securitization vehicles

that relate to

financing, underwriting, secondary

market and

derivative trading activities.

In addition
to the interests disclosed in the table above, the Group manages the assets of certain securitization vehicles and receives fees based, in whole or in

part, on the asset value

of the vehicles. Interest

in such vehicles is not represented

by the on-
balance sheet fee receivab

le but rather by the future

exposure to variable fees.

The net asset value of

such vehicles was
USD
24
bn as of 31 December 2024 (31 December 2023:

USD
26
bn) and has been excluded from the table above.

Annual Report 2024
| Consolidated financial statements | UBS

Group AG consolidated financial statements

362
Note 28

Interests in subsidiaries and other entities

(continued)
The numbers outlined in the table above may differ from the securitization positions presented in the 31 December

2024
Pillar 3

Report,

available

under “Pillar

3 disclosures”

at
ubs.com/investors
, for

the following

reasons:

(i) exclusion

of synthetic
securitizations

transacted

with entities

that are

not SEs

and transactions

in which

the Group

did not

have an

interest

because
it did

not absorb

any risk;

(ii) a

different

measurement

basis in

certain

cases (e.g.

IFRS Accounting

Standards

carrying

amount
within

the table

above compared

with net

exposure

amount at

default

for Pillar

3 disclosures);

and (iii)

different

classification
of vehicles

viewed as sponsored

by the Group

versus sponsored

by third parties.
›
Refer to the 31 December 2024 Pillar 3 Report,

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

As of 31 December 2024

and 31 December 2023,

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
the performance

of the

entity. Depending

on the

structure of

the fund,

these fees

may be

collected directly

from the
fund’s assets and / or from

the investors. Any amounts

due are collected on a

regular basis and are generally

backed by
the fund’s assets.

Therefore, interest

in such funds

is not represented

by the on-balance

sheet fee receivable

but rather
by

the

future

exposure

to

variable

fees.

The

net

asset

value

of

such

funds

was

USD
532
bn

and

USD
511
bn

as

of
31 December 2024

and 31 December

2023, respectively,

and has

been excluded

from the

table above.

The Group

did
not have any material exposure to loss from these interests

as of 31 December 2024 or as of 31 December 2023.
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
›
Refer to the “Integration of Credit Suisse” section of this

report and Note 2 for more information
Disposals of subsidiaries and businesses
Agreement to sell Select Portfolio Servicing
On 13 August 2024, UBS entered

into an agreement to

sell Select Portfolio Servicing, the

US mortgage servicing business
of

Credit

Suisse,

which

is

managed

in

Non-core

and

Legacy.

Completion

of

the

transaction

is

subject

to

regulatory
approvals and

other customar

y

closing conditions.

As of

31 December 2024,

the associated

assets and

liabilities were
presented

as
Assets

of

disposal

groups

held

for

sale

and
Liabilities

of

disposal

groups

held

for

sale
,

respectively,

and
amounted to USD
1,705
m and USD
1,199
m, respectively. UBS does

not expect to recognize

a material profit or

loss upon
completion of the transaction.

Annual Report 2024
| Consolidated financial statements | UBS

Group AG consolidated financial statements

363
Note 29

Changes in organization and acquisitions and disposals

of subsidiaries and businesses (continued)

Agreement to sell Swisscard AECS GmbH
In October 2024,

UBS entered into

an agreement to

sell to American

Express Swiss Holdings

GmbH (American

Express)
its
50
% interest in Swisscard AECS

GmbH (Swisscard), a joint

venture in Switzerland between UBS and

American Express,
subject to certain closing conditions.

Also in October 2024, UBS entered

into an agreement with Swisscard to

transition
the Credit

Suisse-branded card

portfolios to

UBS. In January

2025, UBS completed

the purchase

of the

card portfolios,
with the

actual client

migration expected

to take

place over

the following

quarters. The

two transactions

will result

in
similar profit and loss effects over

the course of 2025 and, therefore,

on a net basis are not

expected to have a material
impact for UBS. In the fourth quarter of 2024, UBS

recorded an expense of USD
41
m in connection with the termination
of the Swisscard joint venture.
Changes in organization
Legal structure integration
On 31

May

2024, the

merger

of UBS

AG

and

Credit

Suisse

AG was

completed.

UBS

AG

succeeded

to

all

rights

and
obligations of Credit Suisse AG, including all outstanding Credit

Suisse AG debt instruments.
On 7 June 2024, the transition to a single US intermediate

holding company was completed.
On 1 July 2024, the merger of UBS Switzerland AG and Credit Suisse (Schweiz) AG was completed. UBS Switzerland AG succeeded to all rights and obligations of Credit Suisse (Schweiz)

AG.
›
Refer to the “Integration of Credit Suisse” section of this

report for more information
Note
30

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
a) Remuneration of key management personnel
The

Vice Chairman

of the

BoD

has a

specific

management

employment

contract

and receives

pension

benefits

upon
retirement. Total

remuneration of the

Chairman and the

Vice Chairman of the

BoD and all GEB

members is included

in
the table below.

Remuneration of key management

personnel
USD m, except where indicated 31.12.24 31.12.23 31.12.22
Base salaries and other cash payments
1
33
35
27
Incentive awards – cash
2
30
24
17
Annual incentive award under DCCP
39
36
25
Employer’s contributions to retirement benefit plans
3
3
2
Benefits in kind, fringe benefits (at market value)
2
1
1
Share-based compensation
3
65
63
45
Total
172
162
118
Total (CHF m)
4
151
147
114
1 For 2023 and 2022, may include role-based allowances in line with market practice and regulatory requirements. For 2024, role-based allowances for GEB

members were eliminated.

2 The cash portion may also
include blocked shares in line with regulatory

requirements.

3 Compensation expense is based on the share price

on grant date taking into account performance

conditions. Refer to Note 27 for more

information.
For GEB members, share-based

compensation for 2024, 2023 and

2022 was entirely composed of LTIP

awards. For the

Chairman and the Vice Chairman

of the BoD, the share-based

compensation for 2024, 2023
and 2022 was entirely composed of UBS

shares.

4 Swiss franc amounts disclosed represent the

respective US dollar amounts translated at the

applicable performance award currency exchange rates

(2024: USD /
CHF
0.88
; 2023: USD / CHF
0.91
; 2022: USD / CHF
0.96
).
The independent members of the BoD, including the Chairman, do not have employment or service contracts with UBS,
and thus are not entitled to benefits upon

termination of their service on the BoD.

Payments to these individuals for their
services as independent

members of the

BoD amounted

to USD
13.1
m (CHF
11.5
m) in 2024,

USD
11.7
m (CHF
10.6
m)
in 2023 and USD
11.1
m (CHF
10.7
m) in 2022.

Annual Report 2024
| Consolidated financial statements | UBS

Group AG consolidated financial statements

364
Note 30

Related parties (continued)
b) Equity holdings of key management personnel

Equity holdings of key management personnel
1
31.12.24 31.12.23
Number of UBS Group AG shares held by members of the

BoD, GEB and parties closely linked to them
2
5,593,474
5,121,564
1 No options were held in 2024 and 2023 by non-independent members of the BoD or any GEB member or any of their related parties.

2 Excludes shares granted under variable compensation plans with forfeiture
provisions.

Of the

share totals

above, no

shares were

held by

close family

members of

key management

personnel on

31 December
2024

and 31 December

2023. No

shares were

held by

entities

that are

directly

or indirectly

controlled

or jointly

controlled

by
key management

personnel or

their close

family members

on 31 December

2024

and 31 December

2023.

As of

31 December
2024, no member of the

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

Loans, advances and mortgages to key management

personnel
1
USD m, except where indicated 2024 2023
Balance at the beginning of the year
61
33
Balance at the end of the year
51
61
Balance at the end of the year (CHF m)
2
46
52
1 All loans are secured loans.

2 Swiss franc amounts disclosed represent the respective US dollar amounts translated at the relevant year-end closing exchange rate.
In addition,

outstanding deposit

balances with

key management

personnel amounted

to USD
139
m (CHF
126
m) as

of
31 December 2024 and USD
24
m (CHF
21
m) as of 31 December 2023.

d) Other related-party transactions with entities controlled by key management personnel
In 2024

and 2023, UBS did not enter

into transactions

with entities over

whom UBS’s key management

personnel or their
close

family

members

have

solely

or

jointly

a

direct

or

indirect

significant

influence,

and

as

of

31 December

2024,
31 December

2023

and 31 December

2022 there were

no outstanding

balances related

to such

transactions.

Furthermore,
in 2024

and 2023,

such entities

did not sell

any goods

or provide

any services

to UBS and

therefore did

not receive

any fees
from UBS. UBS

also did not provide

services to

such entities

in 2024 and 2023

and therefore also

received no fees.
e) Transactions with associates and joint ventures

Loans to and outstanding receivables from associates

and joint ventures
USD m 2024 2023
Carrying amount at the beginning of the year
271
217
Additions
866
824
Reductions
(440)
(796)
Foreign currency translation
(34)
26
Carrying amount at the end of the year

663
271
of which: unsecured loans and receivables
656
263

Other transactions with associates and

joint ventures
As of or for the year ended
USD m 31.12.24 31.12.23
Payments to associates and joint ventures for goods and services received
228
190
Fees received for services provided to associates and joint ventures
39
24
Liabilities to associates and joint ventures
312
106
In addition to the items in the table above, transactions with associates and joint ventures also include off-balance sheet
exposures of USD
1.1
bn, which are provided on an arm’s length basis.
›
Refer to Note 28 for an overview of investments

in associates and joint ventures

Annual Report 2024
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

(e.g. art collections)
and deposits from third-party banks for

funding or trading purposes.
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
Investment Bank

to another

business division,

this may

produce net

new money

even though

the client’s

assets

were
already with UBS.

Invested assets and net new money
As of or for the year ended
USD bn 31.12.24 31.12.23
Fund assets managed by UBS
639
624
Discretionary assets
2,213
1,996
Other invested assets
3,235
3,094
Total invested assets
1
6,087
5,714
of which: double counts
503
461
Net new money
1,2
52
80
1 Includes the share of net new money and invested assets relating to associates in the Asset Management business division.

2 Includes double counts.

Development of invested assets
USD bn 2024 2023
Total invested assets at the beginning of the year
1,2
5,714
3,981
Net new money
52
80
Market movements
3
542
428
Foreign currency translation
(155)
91
Other effects
(67)
1,134
of which: acquisitions / (divestments)
(6)
1,180
of which: the acquisition of the Credit Suisse Group
1,205
Total invested assets at the end of the year
1,2
6,087
5,714
1 Includes the share of net new money and invested assets relating to associates in the Asset Management business division.

2 Includes double counts.

3 Includes interest and dividend income.

Annual Report 2024
| Consolidated financial statements | UBS

Group AG consolidated financial statements

366

Note 32

Currency translation rates

The following table shows

the rates of the

main currencies used to

translate the financial information of

UBS’s operations
with a functional currency other than the US dollar

into US dollars.

Closing exchange rate Average rate
1
As of For the year ended
31.12.24 31.12.23 31.12.24 31.12.23 31.12.22
1 CHF
1.10
1.19
1.13
1.12
1.05
1 EUR
1.04
1.10
1.08
1.08
1.05
1 GBP
1.25
1.28
1.28
1.25
1.23
100 JPY
0.63
0.71
0.66
0.70
0.76
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

Note 33

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
in

line with

IFRS

Accounting

Standards.

However,

non-trading

debt

instruments

are

generally

measured

at

amortized
cost, even

when the

assets are

managed on

a fair

value basis.

In addition,

the measurement

of financial

assets in

the
form of securities

depends on

the nature

of the asset:

debt instruments

not held to

maturity,

i.e. instruments

available
for sale, and equity instruments with no permanent

holding intent, are classified as
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

Annual Report 2024
| Consolidated financial statements | UBS

Group AG consolidated financial statements

367
Note 33

Main differences between IFRS Accounting Standards

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
Goodwill and intangible assets

with indefinite useful lives are

amortized over a period not exceeding
five years
, unless a
longer

useful

life,

which

may

not

exceed
ten years
,

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

Swiss GAAP. Also, the discount rate
used to determine the defined

benefit obligation in accordance with

IFRS Accounting Standards is based

on the yield of
high-quality corporate bonds of the market in the respective pension plan country. The discount rate used in accordance with Swiss GAAP (i.e. the technical

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

Annual Report 2024
| Consolidated financial statements | UBS

Group AG consolidated financial statements

368
Note 33

Main differences between IFRS Accounting Standards

and Swiss GAAP (continued)
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

goodwill,

realized gains or

losses
from the

disposal of participations,

fixed and intangible

assets, and reversals

of impairments of

participations and

fixed
assets, are

classified

as extraordinary

items under

Swiss

GAAP.

This

distinction

is not

available

under IFRS

Accounting
Standards.
▲

Annual Report 2024
| Significant regulated subsidiary and

sub-group information

369
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
IFRS Accounting Standards
Swiss SRB rules
IFRS Accounting
Standards
Swiss SRB rules
IFRS Accounting
Standards
Swiss SRB rules
IFRS Accounting
Standards
EU regulatory rules
US GAAP
US Basel III rules
As of or for the year ended 31.12.24 31.12.23 31.12.24 31.12.23 31.12.24 31.12.23 31.12.24 31.12.23
1
31.12.24
2
31.12.23
2
Financial information
3
Income statement
Total operating income
4
41,779 33,532 19,244 10,005 11,245 9,666 1,193 1,180 17,441 13,888
Total operating expenses 39,346 29,011 12,897 8,195 8,095 5,781 1,045 885 17,262 15,323
Operating profit / (loss) before tax 2,433 4,521 6,347 1,810 3,150 3,885 148 295 178 (1,435)
Net profit / (loss) 1,533 3,315 6,708 1,559 2,644 3,184 89 213 (51) (1,602)
Balance sheet
Total assets 1,568,060 1,156,016 966,697 698,149 526,521 319,037 55,344 46,769 211,893 222,009
Total liabilities

1,473,394 1,100,448 878,365 642,602 500,273 303,673 50,966 42,894 185,168 189,110
Total equity 94,666 55,569 88,332 55,546 26,249 15,364 4,377 3,874 26,725 32,899
Capital
5
Common equity tier 1 capital

73,792

44,130

75,051

52,553

21,659

12,515
3,239 2,625 16,123 14,081
Additional tier 1 capital

15,830

12,498

15,830

12,498

7,994

5,000
600 600 2,818 2,837
Total going concern capital / Tier 1 capital

89,623

56,628

90,881

65,051

29,652

17,515
3,839 3,225 18,941 16,919
Tier 2 capital

207

538

204

533
240 202
Total capital 3,839 3,225 19,181 17,120
Total gone concern loss-absorbing capacity

92,177

54,458

92,174

54,452

19,274

11,176
2,540
6
2,522
6
7,800
7
7,400
7
Total loss-absorbing capacity

181,800

111,086

183,055

119,504

48,926

28,691
6,379 5,747 26,741 7 24,319 7
Risk-weighted assets and leverage
ratio denominator
5
Risk-weighted assets

495,110

333,979

507,964

354,083

186,265

107,097
14,079 12,382 78,585 73,096
Leverage ratio denominator

1,523,277

1,104,408

899,348

643,939

556,053

330,515
55,567 45,079 197,487 184,015
Supplementary leverage ratio denominator 227,973 208,242
Capital and leverage ratios (%)
5
Common equity tier 1 capital ratio

14.9

13.2

14.8

14.8

11.6

11.7

23.0

21.2

20.5

19.3
Going concern capital ratio / Tier 1 capital ratio

18.1

17.0

17.9

18.4

15.9

16.4

27.3

26.1

24.1

23.1
Total capital ratio

27.3

26.1

24.4

23.4
Total loss-absorbing capacity ratio

36.7

33.3

26.3

26.8

45.3

46.4

34.0

33.3
Tier 1 leverage ratio

6.9

7.2

9.6

9.2
Supplementary tier 1 leverage ratio

8.3

8.1
Going concern leverage ratio

5.9

5.1

10.1

10.1

5.3

5.3
Total loss-absorbing capacity leverage ratio

11.9

10.1

8.8

8.7

11.5

12.8

13.5

13.2
Gone concern capital coverage ratio

122.3

112.5
Liquidity coverage ratio
5
High-quality liquid assets (bn) 331.6 254.5 142.7 130.0 125.0 76.3 17.3 18.9 26.8 28.0
Net cash outflows (bn) 178.2 134.3 58.6 50.4 87.2 53.6 12.5 12.8 20.1 18.9
Liquidity coverage ratio (%) 186.1 189.7 244.0
8
260.2 143.5
9
142.5 138.9 148.7 133.6 147.7
Net stable funding ratio
5
Total available stable funding (bn) 847.0 602.6 410.2 279.8 359.2 222.7 17.1 13.7 109.3 107.9
Total required stable funding (bn) 682.5 503.8 421.8 304.9 271.7 166.1 13.7 10.4 80.5 81.7
Net stable funding ratio (%) 124.1 119.6 97.3
10
91.7 132.2
10
134.1 125.5 132.1 135.8 132.1
Other
Joint and several liability between UBS AG and
UBS Switzerland AG (bn) 11 3 12 3
1 Total assets and

total equity as of 31

December 2023 have

been restated to reflect a

change in the treatment

of an internal business

transfer in 2023.

2 The 2024

financial and regulatory information

for UBS
Americas Holding LLC is inclusive of Credit Suisse Holdings (USA), Inc. following the reparenting of this entity under UBS Americas Holding

LLC on 7 June 2024. 2023 financial information has been restated to include the information of Credit Suisse Holdings (USA), Inc in line with US GAAP accounting guidance. Regulatory information has not been restated for 2023.

3 The financial information disclosed does not represent a full set of financial statements under the respective GAAP / IFRS Accounting Standards.

4 The total operating income includes credit loss expense or release.

5 Refer to the 31 December 2024 Pillar 3 Report, available
under “Pillar 3 disclosures” at ubs.com/investors, for more information.

6 Consists of positions that meet the conditions laid down in Art. 72a–b of the Capital Requirements Regulation II with regard to contractual, structural or legal subordination.

7 Consists of eligible long-term debt that meets the conditions specified in 12 CFR § 252.162 of the final total loss-absorbing capacity (TLAC) rules. TLAC is the sum of tier 1 capital and eligible long-term debt.

8 In the fourth quarter of 2024, the liquidity coverage ratio (the

LCR) of UBS AG was 244.0%, remaining above the prudential

requirements communicated by FINMA.

9 In the fourth
quarter of 2024,

the LCR of

UBS Switzerland AG, which

is a Swiss

SRB, was

143.5%, remaining above

the prudential requirement

communicated by FINMA

in connection with

the Swiss Emergency

Plan.

10 In
accordance with Art. 17h para. 3 and 4 of the Liquidity Ordinance, UBS AG standalone is required to maintain a minimum NSFR of at least 80% without taking into account excess funding of UBS Switzerland AG and
100% after taking into account such excess funding.

11 Under certain circumstances, the Swiss Banking Act and FINMA’s Banking Insolvency Ordinance authorize FINMA to modify, extinguish or convert to common equity liabilities of a bank in connection with a

resolution or insolvency of such bank.

12 As of 31 December 2024, the amount consists of

a joint and several liability of UBS Switzerland AG for contractual obligations of UBS AG

related to the

establishment of UBS

Switzerland AG

(CHF 2.4bn), and

a joint and

several liability

of UBS Switzerland

AG related

to the merger

with Credit Suisse

(Schweiz) AG

in connection with

the
international covered bonds program (CHF 0.5bn) which was fully collateralized through cash deposits from UBS AG.

Annual Report 2024
| Significant regulated subsidiary and

sub-group information

370
UBS Group

AG is

a holding

company and

conducts substantially

all of

its operations

through UBS

AG and

subsidiaries
thereof. UBS

Group

AG and

UBS AG

have contributed

a significant

portion

of their

respective capital

to, and

provide
substantial liquidity to, such subsidiaries. Many of these subsidiaries are subject to regulations requiring compliance with minimum

capital,

liquidity

and

similar

requirements.

The

tables

in

this

section

summarize

the

regulatory

capital
components and capital ratios of our

significant regulated subsidiaries and

sub-groups determined under the

regulatory
framework of each subsidiary’s or sub-group’s home jurisdiction.
›
Refer to “Capital and capital ratios of our significant

regulated subsidiaries” in the “Capital, liquidity and

funding, and balance
sheet” section of this report for more information
›
Refer to “Note 23 Restricted and transferred financial

assets” in the “Consolidated financial statements”

section of this report for
more information
Supervisory

authorities

generally

have

discretion

to

impose

higher

requirements

or

to

otherwise

limit

the

activities

of
subsidiaries. Supervisory

authorities also

may require

entities to

measure capital

and leverage

ratios on

a stressed

basis
and may limit the

ability of an entity

to engage in new activities

or take capital actions based

on the results of

those tests.
In August 2024, the Federal

Reserve Board assigned UBS

Americas Holding LLC a stress

capital buffer (an SCB)

of 9.3%
as of 1 October

2024 (previously 9.1%) under

the Federal Reserve

Board’s SCB rule, resulting

in a total common

equity
tier 1 capital requirement of 13.8%. The SCB for our US-based intermediate holding company is based on the previously released results

of the Federal

Reserve Board’s

2024 Dodd–Frank

Act Stress Test

(DFAST), where

UBS Americas

Holding
LLC exceeded the minimum capital requirements under the

severely adverse scenario.

Additional information on

the above entities

is provided in

the 31 December 2024

Pillar 3 Report, which

is available under
“Pillar 3 disclosures” at ubs.com/investors .
Credit Suisse International
(standalone)
All values in million, except where indicated USD
Financial and regulatory requirements
IFRS Accounting Standards
UK regulatory rules
As of or for the year ended 31.12.24 31.12.23
1
Financial information
2
Income statement
Total operating income
3
1,046 1,397
Total operating expenses 1,106 3,133
Operating profit / (loss) before tax (60) (1,736)
Net profit / (loss) (66) (1,793)
Balance sheet
Total assets 51,374 122,259
Total liabilities

44,035 107,296
Total equity 7,339 14,963
Capital
4
Common equity tier 1 capital 6,883 12,689
Additional tier 1 capital 0 1,200
Total going concern capital / Tier 1 capital 6,883 13,889
Tier 2 capital 0 0
Total capital 6,883 13,889
Total gone concern loss-absorbing capacity 3,043 4,586
Total loss-absorbing capacity 9,926 18,475
Risk-weighted assets and leverage ratio

denominator
4
Risk-weighted assets 10,951 34,698
Leverage ratio denominator 32,521 78,135
Capital and leverage ratios (%)
4
Common equity tier 1 capital ratio 62.9 36.6
Going concern capital ratio / Tier 1 capital ratio 62.9 40.0
Total capital ratio 62.9 40.0
Total loss-absorbing capacity ratio 90.6 53.2
Tier 1 leverage ratio 21.2 17.8
Going concern leverage ratio
Total loss-absorbing capacity leverage ratio 30.5 23.6
Liquidity coverage ratio
4
High-quality liquid assets (bn) 15.0 15.4
Net cash outflows (bn) 4.3 6.0
Liquidity coverage ratio (%) 363.3 280.3
Net stable funding ratio
4
Total available stable funding (bn) 17.5 30.4
Total required stable funding (bn) 8.7 24.2
Net stable funding ratio (%) 214.8 125.6
1 Comparative information

has been aligned

with Credit Suisse

International standalone’s

final 2023 audited

financial statements.

2 The financial

information disclosed

does not represent

a full set

of financial
statements under the respective GAAP / IFRS Accounting Standards.

3 The total operating income includes credit loss

expense or release.

4 Refer to the 31 December 2024 Pillar 3 Report, available

under “Pillar
3 disclosures” at ubs.com/investors, for more information.

Annual Report 2024 |
Additional regulatory information

371
Additional regulatory
information

372
UBS Group AG consolidated supplemental
disclosures required under SEC regulations
372
A – Introduction
372
B – Selected financial data
372
Dividends received from investments in subsidiaries
373
Balance sheet data
373
C – Information about the company
373
Property, plant and equipment
374
D – Information required by Subpart 1400 of
Regulation S-K
374
Selected statistical information
374
Average balances and interest rates
376
Analysis of changes in interest income and expense
378
Deposits
378
Uninsured deposits

379
Investments in debt instruments
379
Loan portfolio
379
Allowance for credit loss
es

Annual Report 2024 |
Additional regulatory information | UBS Group

AG consolidated supplemental disclosures

required under SEC regulations

372
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

statements” section of
this report for more information
B – Selected financial data
Dividends received from investments in subsidiaries
In 2024,

UBS Group AG

received dividends of

USD 3,193m (2023: USD 6,269m;

2022: USD 4,373m) from

its subsidiaries.
Dividends disclosed

have been

translated to

US dollars

from the

functional currency

of the

entity paying

the dividend,
using the closing exchange rate of the month the dividend

was received.

Annual Report 2024 |
Additional regulatory information | UBS Group

AG consolidated supplemental disclosures

required under SEC regulations

373
Balance sheet data
USD m 31.12.24 31.12.23 1 31.12.22
Assets
Cash and balances at central banks

223,329

314,060

169,445
Amounts due from banks

18,903

21,146

14,792
Receivables from securities financing transactions at amortized cost

118,301

99,039

67,814
Cash collateral receivables on derivative instruments

43,959

50,082

35,032
Loans and advances to customers

579,967

639,669

387,220
Other financial assets measured at amortized cost 58,835 65,455 53,264
Total financial assets measured at amortized cost

1,043,293

1,189,451

727,568
Financial assets at fair value held for trading

159,065

169,633

107,866
of which: assets pledged as collateral that may be sold or repledged by counterparties

38,532
51,263

36,742
Derivative financial instruments

185,551

176,084

150,108
Brokerage receivables

25,858

21,037

17,576
Financial assets at fair value not held for trading

95,472

104,018

59,796
Total financial assets measured at fair value through profit or loss

465,947

470,773

335,347
Financial assets measured at fair value through other comprehensive income

2,195

2,233

2,239
Investments in associates

2,306

2,373

1,101
Property, equipment and software

15,498

17,849

12,288
Goodwill and intangible assets

6,887

7,515

6,267
Deferred tax assets

11,134

10,682

9,389
Other non-financial assets

17,766

16,049

10,166
Total assets

1,565,028

1,716,924

1,104,364
Liabilities
Amounts due to banks

23,347 70,962 11,596
Payables from securities financing transactions at amortized cost 14,833 14,394 4,202
Cash collateral payables on derivative instruments 35,490 41,582 36,436
Customer deposits 745,777 792,029 525,051
Debt issued measured at amortized cost 214,219 237,817 114,621
Other financial liabilities measured at amortized cost 21,033 20,851 9,575
Total financial liabilities measured at amortized cost 1,054,698 1,177,633 701,481
Financial liabilities at fair value held for trading 35,247 34,159 29,515
Derivative financial instruments 180,636 192,181 154,906
Brokerage payables designated at fair value 49,023 42,522 45,085
Debt issued designated at fair value 107,909 128,289 73,638
Other financial liabilities designated at fair value 28,699 29,484 30,237
Total financial liabilities measured at fair value through profit or loss 401,514 426,635 333,381
Provisions 8,409 12,412 3,243
Other non-financial liabilities 14,834 14,089 9,040
Total liabilities 1,479,454 1,630,769 1,047,146
Equity attributable to shareholders 85,079 85,624 56,876
Equity attributable to non-controlling interests 494 531 342
Total equity 85,574 86,156 57,218
Total liabilities and equity 1,565,028 1,716,924 1,104,364
1 Comparative-period information has been revised. Refer to “Note 2 Accounting for the acquisition of the Credit Suisse Group” in the “Consolidated financial statements” section of this report for more information.
C – Information about the company
Property, plant and equipment
As of 31

December 2024, UBS operated

in about 807

business and banking locations worldwide,

of which approximately
36% were in Switzerland,

42%

in the Americas, 11% in the rest of Europe, the

Middle East and Africa, and 11% in Asia
Pacific. Of

the business

and banking

locations in

Switzerland,

25% were

owned directly

by UBS,

with the

remainder,
along with most of UBS’s offices outside Switzerland, being held under commercial leases. These premises are subject to continuous maintenance

and upgrading

and are considered

suitable and

adequate for

current and

anticipated operations.

Annual Report 2024 |
Additional regulatory information | UBS Group

AG consolidated supplemental disclosures

required under SEC regulations

374
D – Information required by Subpart 1400 of Regulation

S-K
Selected statistical information
The tables

below set

forth selected

statistical information

regarding

the Group’s

banking operations

extracted from

its
financial statements. Unless otherwise

indicated, average balances for

the years ended

31 December 2024, 31 December
2023

and

31 December

2022

are

calculated

from

monthly

data.

From

31 May

2023

to

31 December

2024,

the
calculation includes

the effect

of the acquisition

of the

Credit Suisse

Group. Unless

otherwise indicated, the

distinction
between domestic (Swiss) and foreign (non-Swiss)

is generally based on the booking location.
Average balances and interest rates
The tables below set forth average interest-earning assets and average interest-bearing liabilities, along with the average yield, for 2024, 2023

and 2022. Refer to

“Note 4 Net interest

income and other net

income from financial

instruments
measured at fair value through

profit or loss” in the “Consolidated

financial statements” section of this report

for more
information about interest income and interest

expense.
For the year ended 31.12.24 31.12.23 31.12.22
USD m, except where indicated
Average

balance
Interest

income
Average

yield (%)
Average

balance
Interest

income
Average

yield (%)
Average

balance
Interest

income
Average

yield (%)
Assets
Balances at central banks
Domestic

135,771

1,743

1.3

113,953

1,777

1.6

99,777

92

0.1
Foreign

117,409

5,356

4.6

100,608

4,297

4.3

88,267

595

0.7
Amounts due from banks
Domestic

4,023

89

2.2

3,592

68

1.9

2,966

50

1.7
Foreign

16,655

763

4.6

14,993

619

4.1

12,345

8

0.1
Receivables from securities financing transactions measured
at amortized cost
1
Domestic

14,535

340

2.3

10,978

344

3.1

6,431

30

0.5
Foreign

97,641

3,529

3.6

81,085

3,339

4.1

70,942

1,105

1.6
Loans and advances to customers
Domestic

438,152

13,003

3.0

345,812

10,422

3.0

223,970

3,187

1.4
Foreign

169,485

9,205

5.4

173,161

8,974

5.2

160,509

4,829

3.0
Financial assets at fair value
1,2
Domestic

18,304

552

3.0

7,352

210

2.9

5,892

50

0.8
Foreign

241,780

10,410

4.3

214,671

9,672

4.5

151,504

2,113

1.4
Other interest-earning assets
Domestic

15,081

477

3.2

12,574

357

2.8

8,226

125

1.5
Foreign

82,050

2,933

3.6

81,284

2,730

3.4

63,107

858

1.4
Total interest-earning assets
3

1,350,886

48,399

3.6

1,160,061

42,809

3.7

893,936

13,043

1.5
Net interest income on swaps

5,643

2,672

1,804
Interest income on off-balance sheet securities and other

695

744

677
Interest income and average interest-earning assets

1,350,886

54,737
4

4.1

1,160,061

46,224
4

4.0

893,936

15,525
4

1.7
Non-interest-earning assets
5

359,904

333,210

299,488
Total average assets

1,710,790

1,493,271

1,193,424
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

Annual Report 2024 |
Additional regulatory information | UBS Group

AG consolidated supplemental disclosures

required under SEC regulations

375
Average balances and interest rates (continued)
For the year ended 31.12.24 31.12.23 31.12.22
USD m, except where indicated
Average
balance
Interest

expense
Average

interest

rate (%)
Average
balance
Interest

expense
Average

interest

rate (%)
Average

balance
Interest

expense
Average

interest

rate (%)
Liabilities and equity
Amounts due to banks
Domestic

33,767

746

2.2

42,049

1,385

3.3

10,733

3

0.0
Foreign

6,598

205

3.1

5,386

137

2.5

3,255

43

1.3
Payables from securities financing transactions measured at
amortized cost
1
Domestic

11,659

537

4.6

7,874

382

4.9

3,357

40

1.2
Foreign

15,538

893

5.7

17,065

890

5.2

13,351

289

2.2
Customer deposits
Domestic

418,253

3,905

0.9

350,102

2,401

0.7

272,926

(82)

0.0
of which: demand deposits

176,258

918

0.5

161,596

754

0.5

147,903

(149)

(0.1)
of which: savings and sweep deposits

151,716

496

0.3

140,716

328

0.2

119,685

6

0.0
of which: time deposits

90,278

2,492

2.8

47,790

1,321

2.8

5,337

60

1.1
Foreign

343,613

13,289

3.9

283,952

9,656

3.4

246,072

1,819

0.7
of which: demand deposits

44,047

781

1.8

44,435

736

1.7

66,987

120

0.2
of which: savings and sweep deposits

68,043

1,867

2.7

75,871

2,187

2.9

111,130

578

0.5
of which: time deposits

231,524

10,641

4.6

163,647

6,733

4.1

67,955

1,121

1.7
Commercial paper
Domestic

0

0

0.0

1

0

0.0

1

0

0.0
Foreign

18,373

985

5.4

22,108

1,159

5.2

20,452

256

1.3
Other short-term debt issued measured at amortized cost
Domestic

297

2

0.6

322

4

1.3

366

4

1.2
Foreign

15,421

762

4.9

12,023

610

5.1

11,927

124

1.0
Long-term debt issued measured at amortized cost
Domestic

155,359

6,161

4.0

112,466

4,125

3.7

67,462

1,946

2.9
Foreign

37,583

1,919

5.1

32,387

1,900

5.9

22,929

439

1.9
Financial liabilities at fair value (excluding debt issued
designated at fair value)
1,2
Domestic

727

5

0.7

419

13

3.1

291

11

3.7
Foreign

165,234

6,435

3.9

157,558

5,760

3.7

139,657

1,392

1.0
Debt issued designated at fair value
Domestic

10,974

390

3.6

10,513

391

3.7

9,278

127

1.4
Foreign

103,243

4,879

4.7

93,902

4,566

4.9

63,470

1,283

2.0
Other interest-bearing liabilities
Domestic

3,636

117

3.2

2,832

90

3.2

2,883

14

0.5
Foreign

37,232

1,649

4.4

39,197

1,618

4.1

38,938

432

1.1
Total interest-bearing liabilities

1,377,505

42,879

3.1

1,190,157

35,088

2.9

927,347

8,142

0.9
Swap interest on hedged debt issued and other swaps

4,121

3,132

40
Interest expense on off-balance sheet securities and other

629

707

723
Interest expense and average interest-bearing liabilities

1,377,505

47,629
3

3.5

1,190,157

38,927
3

3.3

927,347

8,904
3

1.0
Non-interest-bearing liabilities
4

247,819

230,664

208,049
Total liabilities

1,625,324

1,420,822

1,135,396
Total equity

85,466

72,450

58,028
Total average liabilities and equity

1,710,790

1,493,271

1,193,424
Net interest income

7,108

7,297

6,621
Net yield on interest-earning assets

0.5

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

contracts.
The percentage of total average interest-earning assets attributable to foreign activities was 54% for 2024 (2023: 57%;
2022: 61%).

The

percentage

of total

average

interest-bearing

liabilities

attributable

to foreign

activities

was

54% for
2024 (2023: 56%;

2022: 60%). All

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

Annual Report 2024 |
Additional regulatory information | UBS Group

AG consolidated supplemental disclosures

required under SEC regulations

376
Analysis of changes in interest income and expense
The tables below

provide information,

by categories of

interest-earning assets and

interest-bearing liabilities,

about the
changes in

interest income

and expense

due to

changes in

volume and

interest rates

for the

year ended

31 December
2024 compared with the year ended 31 December 2023, and for the year ended 31 December 2023 compared with the year

ended 31 December

2022. The

change in

average volume

represents

the change

in the

current

average balance
compared to

the average

balance from

the prior year

with respect

to the average

rate of the

prior year.

The change

in
average rate represents the

difference between the net

change in interest

income and expense

and the change

in average
volume.

2024 compared with 2023 2023 compared with 2022
Increase / (decrease)
due to changes in
1
Increase / (decrease)
due to changes in
1
USD m
Average

volume
Average
interest rate
Net
change
Average

volume
Average

interest rate
Net
change
Interest income from interest-earning assets
Balances at central banks
Domestic

349

(383)

(34)

14

1,670

1,684
Foreign

722

336

1,058

86

3,616

3,702
Amounts due from banks
Domestic

8

13

21

11

7

18
Foreign

68

76

144

3

608

611
Receivables from securities financing transactions measured at amortized cost
Domestic

110

(114)

(4)

23

291

314
Foreign

679

(489)

190

162

2,072

2,234
Loans and advances to customers
Domestic

2,770

(189)

2,581

1,706

5,528

7,234
Foreign

(191)

422

231

380

3,765

4,145
Financial assets at fair value
Domestic

318

24

342

12

148

160
Foreign

1,220

(482)

738

884

6,675

7,559
Other interest-earning assets
Domestic

71

49

120

66

166

232
Foreign

26

177

203

247

1,625

1,872
Interest income
Domestic

3,626

(600)

3,026

1,832

7,810

9,642
Foreign

2,524

40

2,564

1,762

18,361

20,123
Total interest income from interest-earning assets

6,150

(560)

5,590

3,594

26,171

29,765
Net interest income on swaps

2,971

867
Interest income on off-balance sheet securities and other

(49)

67
Total interest income

8,512

30,699
1 Currency effects are included within the variances disclosed in this table.

Annual Report 2024 |
Additional regulatory information | UBS Group

AG consolidated supplemental disclosures

required under SEC regulations

377
Analysis of changes in interest income and expense

(continued)
2024 compared with 2023 2023 compared with 2022
Increase / (decrease)
due to changes in
1
Increase / (decrease)
due to changes in
1
USD m
Average

volume
Average
interest rate
Net
change
Average

volume
Average

interest rate
Net
change
Interest expense on interest-bearing liabilities
Amounts due to banks
Domestic

(273)

(367)

(640)

9

1,373

1,382
Foreign

31

37

68

28

65

93
Payables from securities financing transactions measured at amortized cost
Domestic

184

(29)

155

54

288

342
Foreign

(80)

83

3

80

521

601
Customer deposits
Domestic

1,268

235

1,503

464

2,021

2,485
of which: demand deposits

68

96

164

(14)

917

903
of which: savings and sweep deposits

26

142

168

1

320

321
of which: time deposits

1,174

(3)

1,171

477

784

1,261
Foreign

2,561

1,072

3,633

280

7,556

7,836
of which: demand deposits

(6)

51

45

(40)

656

616
of which: savings and sweep deposits

(226)

(93)

(319)

(183)

1,792

1,609
of which: time deposits

2,793

1,114

3,907

503

5,109

5,612
Commercial paper
Domestic

0

0

0

0

0

0
Foreign

(196)

23

(173)

21

882

903
Other short-term debt issued measured at amortized cost
Domestic

0

(2)

(2)

(1)

1

0
Foreign

172

(20)

152

1

485

486
Long-term debt issued measured at amortized cost
Domestic

1,573

463

2,036

1,298

881

2,179
Foreign

305

(285)

20

181

1,280

1,461
Financial liabilities at fair value (excluding debt issued designated at fair value)
Domestic

9

(17)

(8)

5

(3)

2
Foreign

281

394

675

178

4,190

4,368
Debt issued designated at fair value
Domestic

17

(18)

(1)

17

247

264
Foreign

454

(142)

312

615

2,668

3,283
Other interest-bearing liabilities
Domestic

26

0

26

0

76

76
Foreign

(81)

111

30

3

1,183

1,186
Interest expense
Domestic

2,804

265

3,069

1,846

4,883

6,729
Foreign

3,447

1,273

4,720

1,387

18,832

20,219
Total interest expense on interest-bearing liabilities

6,251

1,538

7,789

3,233

23,715

26,948
Swap interest on hedged debt issued and other swaps

989

3,092
Interest expense on off-balance sheet securities and other

(78)

(16)
Total interest expense

8,700

30,025
1 Currency effects are included within the variances disclosed in this table.

Annual Report 2024 |
Additional regulatory information | UBS Group

AG consolidated supplemental disclosures

required under SEC regulations

378
Deposits
The table below analyzes average deposits and

average rates on each deposit category for the

years ended 31 December
2024, 31 December 2023 and 31 December 2022.

For the purpose of this

disclosure, foreign deposits represent deposits
from

depositors

who

are

based

outside

of

Switzerland.

Deposits

by

foreign

depositors

in

domestic

offices

were
USD 87,345m as of 31 December 2024 (31 December

2023: USD 92,784m; 31 December 2022: USD 59,744m).
31.12.24 31.12.23 31.12.22
USD m, except where indicated
Average
deposits
Average

rate (%)
Average

deposits
Average

rate (%)
Average

deposits
Average

rate (%)
Due to banks
Domestic

Demand deposits

1,931

0.0

1,355

0.0

908

(0.3)
Time deposits

16,920

2.7

29,827

4.0

2,793

0.5
Total domestic

18,851

2.4

31,183

3.8

3,700

0.3
Foreign
Demand deposits

11,755

1.4

9,331

1.1

5,774

(0.1)
Time deposits

9,759

3.5

6,922

3.3

4,513

0.8
Total foreign

21,514

2.3

16,253

2.0

10,288

0.3
Total due to banks
1

40,365

2.4

47,435

3.2

13,988

0.3
Customer deposits
Domestic

Demand deposits

137,309

0.7

119,782

0.6

95,866

(0.1)
Savings and sweep deposits

139,790

0.3

127,017

0.2

109,039

0.0
Time deposits

114,608

3.4

45,708

2.6

8,825

0.2
Total domestic

391,707

1.4

292,508

0.8

213,730

0.0
Foreign
Demand deposits

82,996

0.9

86,249

0.8

119,024

0.1
Savings and sweep deposits

79,971

2.4

89,569

2.5

121,776

0.5
Time deposits

207,193

4.4

165,728

4.1

64,468

1.8
Total foreign

370,160

3.2

341,546

2.9

305,267

0.6
Total customer deposits
1

761,867

2.3

634,054

1.9

518,997

0.3
1 For the

purpose of this

table, the distinction

between foreign and

domestic deposits is

based on the

domicile of the

depositor,

while foreign and

domestic deposits disclosed

in previous tables

are based on

the
booking location.

Uninsured deposits
From the

combined total

of Due

to banks

and Customer

deposits as

of 31 December

2024, total

estimated uninsured
deposits were

USD 559bn (31

December

2023: USD 670bn;

31 December

2022: USD

362bn). Uninsured

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
The table below presents the maturity of

estimated uninsured time deposits as of 31 December 2024. Where a depositor
holds multiple accounts that

in aggregate are in excess

of a deposit insurance

or protection limit, the

insured amount is
first allocated to the account with the shortest time to

maturity.

USD m

Uninsured time deposits
1
Within 3 months 227,791
3 to 6 months 29,183
6 to 12 months 19,031
Over 12 months 8,134
Total uninsured time deposits as of 31 December 2024 284,138
1 Amounts are estimated based on the methodologies defined in each local jurisdiction. As of 31 December 2024, there were no

US time deposits subject to the FDIC scheme that were in excess of the FDIC insurance limit.

Annual Report 2024 |
Additional regulatory information | UBS Group

AG consolidated supplemental disclosures

required under SEC regulations

379
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

income by the average

balance of the investment

per contractual maturity

bucket. The maturity
information presented does not consider any early

redemption features.
Within 1 year 1 to 5 years 5 to 10 years Over 10 years
USD m, except where indicated
Carrying
amount Yield (%)
Carrying
amount Yield (%)
Carrying
amount Yield (%)
Carrying
amount Yield (%)
Total carrying
amount
Debt instruments measured at fair value through
other comprehensive income
Corporate and other

2,165

5.26

30

1.54

2,195
Subtotal as of 31 December 2024

2,165

30

2,195
Debt securities measured at amortized cost

Asset-backed securities

200

1.51

1,545

2.81

7,146

3.40

8,891
Government bills / bonds

2,480

2.33

7,353

2.41

2,782

2.81

3,562

3.94

16,177
Corporate and other

2,588

1.85

12,338

2.53

1,591

2.62

16,517
Subtotal as of 31 December 2024

5,069

19,891

5,918

10,708

41,585
Total as of 31 December 2024

7,234

19,921

5,918

10,708

43,780
Loan portfolio
The

table

below

provides

the

maturity

profile

of

UBS’s

core

loan

portfolio

as

of

31 December

2024.

The

contractual
maturity

is

based

on

carrying

amounts

and

includes

the

effect

of

callable

features.

For

loans

due

after

one

year,

a
breakdown between fixed and adjustable or floating

interest rates is also provided.
USD m 31.12.24
Within 1 year

1 to 5 years 5 to 15 years Over 15 years
Total

of which: over 1 year
Fixed rate
Adjustable or
floating rate
Private clients with mortgages

34,941

135,096

50,225

29,494

249,756

140,558

74,257
Real estate financing

33,758

34,690

13,748

405

82,602

37,141

11,703
Large corporate clients

11,280

12,314

1,675

17

25,286

4,325

9,680
SME clients

12,949

6,204

1,574

41

20,768

5,618

2,201
Lombard

137,515

9,063

927

0

147,504

6,638

3,352
Credit cards

1,978

0

0

0

1,978

0

0
Commodity trade finance

4,058

145

0

0

4,203

85

60
Ship / aircraft financing

905

4,720

2,224

0

7,848

138

6,806
Consumer financing

1,062

1,540

218

0

2,820

1,756

1
Other loans and advances to customers

19,066

15,573

2,485

78

37,201

4,927

13,209
Loans to financial advisors

195

504

1,800

223

2,723

2,527

0
Total

257,707

219,848

74,876

30,259

582,689

203,714

121,268
Allowance for credit losses
For the

years ended

31 December 2024,

31 December 2023

and 31 December

2022, the

ratio of

net charge-offs

(i.e.
write-offs

of

expected

credit

loss

allowances

to

gross

carrying

amount

of

the

average

loans

outstanding)

during

the
period was not material for

UBS’s core loan portfolio,

both on an overall basis

and on an individual loan

category basis.
Total

write-offs for 31 December 2024 were USD 348m (31 December 2023: USD

93m; 31 December 2022: USD 95m).
Refer to the coverage ratio tables in “Note

10 Financial assets at amortized cost and other positions in scope of expected
credit loss measurement” in

the “Consolidated financial

statements” section of

this report for the

ratio of expected

credit
loss allowances to total loans outstanding at each period end.

Annual Report 2024 |
Appendix

380
Appendix
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
results.

A

definition

of

each

APM,

the

method

used

to

calculate

it

and

the

information

content

are

presented

in
alphabetical order

in the table

below. These

APMs may

qualify as non-GAAP

measures as

defined by US

Securities and
Exchange Commission (SEC) regulations.
APM label
Calculation

Information content
Cost / income ratio (%)
Calculated as operating expenses divided by

total
revenues.
This measure provides information about the
efficiency of the business by comparing operating
expenses with total revenues.
Cost of credit risk (bps)
Calculated as total credit loss expense / (release)
(annualized for reporting periods shorter than
12 months) divided by the average balance

of lending
assets for the reporting period, expressed in basis
points. Lending assets include the gross amounts

of
Amounts due from banks and Loans and advances

to
customers.
This measure provides information about the total
credit loss expense / (release) incurred in relation to
the average balance of gross lending assets for the
period.
Credit-impaired lending assets as a
percentage of total lending assets,
gross (%)
Calculated as credit-impaired lending assets divided
by total lending assets. Lending assets includes

the
gross amounts of Amounts due from banks and
Loans and advances to customers. Credit-impaired
lending assets refers to the sum of stage 3 and
purchased credit-impaired positions.
This measure provides information about the
proportion of credit-impaired lending assets in the
overall portfolio of gross lending assets.
Fee-generating assets (USD)
– Global Wealth Management
Calculated as the sum of discretionary and
nondiscretionary wealth management portfolios
(mandate volume) and assets where generated
revenues are predominantly of a recurring nature, i.e.
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
Calculated as total revenues (annualized for reporting
periods shorter than 12 months) divided by

average
invested assets.
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

Annual Report 2024 |
Appendix

381
APM label
Calculation

Information content
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

UBS for
investment purposes.
Net interest margin (bps)
– Personal & Corporate Banking
Calculated as net interest income (annualized for
reporting periods shorter than 12 months) divided by
average loans.
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

Net new assets growth rate (%)
– Global Wealth Management
Calculated as the net amount of inflows and

outflows
of invested assets (as defined in UBS policy) recorded
during a specific period (annualized for reporting
periods shorter than 12 months), plus

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

Annual Report 2024 |
Appendix

382
APM label
Calculation

Information content
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
This measure provides information about the amount
of recurring net fee income.
Return on attributed equity
1

(%)
Calculated as business division operating profit before
tax (annualized for reporting periods shorter than
12 months) divided by average attributed

equity.
This measure provides information about the
profitability of the business divisions in relation to
attributed equity.
Return on common equity tier 1
capital
1

(%)
Calculated as net profit attributable to shareholders
(annualized for reporting periods shorter than
12 months) divided by average common equity

tier 1
capital.
This measure provides information about the
profitability of the business in relation to common
equity tier 1 capital.
Return on equity
1

(%)
Calculated as net profit attributable to shareholders
(annualized for reporting periods shorter than
12 months) divided by average equity attributable

to
shareholders.
This measure provides information about the
profitability of the business in relation to equity.
Return on leverage ratio denominator,
gross
1

(%)
Calculated as total revenues (annualized for reporting
periods shorter than 12 months) divided by

average
leverage ratio denominator.
This measure provides information about the revenues
of the business in relation to the leverage ratio
denominator.
Return on tangible equity
1

(%)
Calculated as net profit attributable to shareholders
(annualized for reporting periods shorter than
12 months) divided by average equity attributable

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
businesses.

Annual Report 2024 |
Appendix

383
APM label
Calculation

Information content
Underlying return on attributed equity
1
(%)

Calculated as underlying business division

operating
profit before tax (annualized for reporting periods
shorter than 12 months) (as defined above)

divided by
average attributed equity.
This measure provides information about the
profitability of the business divisions in relation to
attributed equity, while excluding items that
management believes are not representative of the
underlying performance of the businesses.
Underlying return on common equity
tier 1 capital
1

(%)
Calculated as net profit attributable to shareholders
(annualized for reporting periods shorter than
12 months) divided by average common equity

tier 1
capital. Net profit attributable to shareholders
excludes items that management believes

are not
representative of the underlying performance of the
businesses and also excludes related tax impact.
This measure provides information about the
profitability of the business in relation to common
equity tier 1 capital, while excluding items that
management believes are not representative of the
underlying performance of the businesses.
Underlying return on tangible equity
1
(%)
Calculated as net profit attributable to shareholders
(annualized for reporting periods shorter than
12 months) divided by average equity attributable

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
1
Profit or loss information for 2024

is based entirely on consolidated

data following the acquisition of

the Credit Suisse Group. Profit

or loss information for 2023

includes seven months (June to

December 2023) of
post-acquisition consolidated data and five months of UBS Group data only (January to May 2023).
This is

a general

list of

the APMs

used in

our financial

reporting.

Not all

of the

APMs listed

above may

appear

in this
particular report.
Information related to underlying return on common equity tier 1 capital (RoCET1) and underlying return on tangible equity (%)
As of or for the year ended
USD m 31.12.24 31.12.23
Underlying operating profit / (loss) before tax

8,831

3,963
Underlying tax expense / (benefit)

2,162

1,194
Net profit / (loss) attributable to non-controlling interests

60

16
Underlying net profit / (loss) attributable to shareholders

6,609

2,753
Underlying net profit / (loss) attributable to shareholders

6,609

2,753
Tangible equity

78,192

78,109
Average tangible equity

77,973

67,133
CET1 capital

71,367

78,002
Average CET1 capital

75,666

65,461
Underlying return on tangible equity (%)

8.5

4.1
Underlying return on common equity tier 1 capital (%)

8.7

4.2

Annual Report 2024 |
Appendix

384
Abbreviations frequently used in our financial reports
A
ABS

asset-backed securities
AG

Aktiengesellschaft
AGM

Annual General Meeting of
shareholders
AI

artificial intelligence
A-IRB

advanced internal ratings-
based
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
CRO

Chief Risk Officer
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
FRTB

Fundamental Review of the
Trading Book
FSB

Financial Stability Board
FTA

Swiss Federal Tax
Administration
FVA

funding valuation
adjustment
FVOCI

fair value through other
comprehensive income
FVTPL

fair value through profit or
loss
FX

foreign exchange
G
GAAP

generally accepted
accounting principles
GBP

pound sterling
GCRG

Group Compliance,
Regulatory and Governance
GDP

gross domestic product
GEB

Group Executive Board
GHG

greenhouse gas
GIA

Group Internal Audit
GRI

Global Reporting Initiative
G-SIB

global systemically
important bank
H
HQLA high-quality liquid assets
I
IA

Internal Audit
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

Annual Report 2024 |
Appendix

385
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

Annual Report 2024 |
Appendix

386
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
information”.

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

UBS

dividend

and

share

repurchase

program

information,

and

for
bondholders, including rating agencies

reports; the corporate calendar;

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

Annual Report 2024 |
Appendix

387
Cautionary statement

regarding forward-looking statements

|

This report contains

statements that

constitute “forward-looking

statements”,

including but
not limited to management’s

outlook for UBS’s financial performance,

statements relating to the

anticipated effect of transactions

and strategic initiatives on
UBS’s

business and

future

development and

goals

or

intentions to

achieve climate,

sustainability and

other social

objectives. While

these

forward-looking
statements represent

UBS’s judgments,

expectations and

objectives concerning the

matters described,

a number

of risks,

uncertainties and

other important
factors could cause actual

developments and results to

differ materially from UBS’s

expectations. In particular, the global economy

may be negatively affected

by
shifting political circumstances, including

increased tension between world powers,

conflicts in the Middle East,

as well as the continuing Russia–Ukraine

war. In
addition, the

ongoing conflicts

may continue

to cause

significant population

displacement, and

lead to shortages

of vital commodities,

including energy

shortages
and food

insecurity outside

the areas

immediately involved

in armed

conflict. Governmental

responses to

the armed

conflicts, including

successive sets

of sanctions
on Russia and

Belarus, and Russian

and Belarusian entities

and nationals, and

the uncertainty

as to whether

the ongoing conflicts

will further widen

and intensify,
may have significant adverse effects on

the market and macroeconomic conditions,

including in ways that cannot

be anticipated. UBS’s acquisition of the

Credit
Suisse Group has materially changed its outlook and strategic direction and introduced new operational challenges. The integration of the Credit Suisse entities into the UBS structure is expected to continue through 2026

and presents significant operational and execution

risk, including the risks that UBS may be

unable
to achieve the cost reductions and business benefits contemplated by the transaction, that it may incur higher costs to execute the integration of Credit Suisse
and that the

acquired business may

have greater risks

or liabilities than

expected. Following the failure

of Credit Suisse,

Switzerland is considering significant
changes to its

capital, resolution and regulatory

regime, which, if

proposed and adopted, may

significantly increase our capital

requirements or impose

other
costs on UBS.

These factors create greater uncertainty

about forward-looking statements.

Other factors that may

affect UBS’s performance and

ability to achieve
its plans, outlook

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
Group; (ii) the

degree to

which UBS

is successful

in implementing

changes to

its businesses

to meet

changing market,

regulatory and

other conditions;

(iii) inflation
and interest rate volatility in

major markets; (iv) developments in

the macroeconomic climate and

in the markets in which

UBS operates or to which

it is exposed,
including movements in securities prices or liquidity, credit spreads, currency exchange rates, residential and commercial real estate markets, general economic conditions, and changes to national

trade policies on the financial

position or creditworthiness of UBS’s

clients and counterparties, as well

as on client sentiment
and levels of activity;

(v) changes in the availability of

capital and funding, including any

adverse changes in UBS’s

credit spreads and credit

ratings of UBS, as
well as availability and cost of funding to

meet requirements for debt eligible for total loss-absorbing capacity (TLAC); (vi) changes in central

bank policies or the
implementation of financial legislation and regulation

in Switzerland, the US,

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

a timely manner
and for the detection and prevention

of money laundering to meet evolving regulatory

requirements and expectations, in particular in

the current geopolitical
turmoil; (ix) the uncertainty arising from domestic stresses in certain major economies; (x) changes in UBS’s competitive position, including whether differences in regulatory capital and other requirements among the

major financial centers adversely affect UBS’s

ability to compete in certain lines of

business; (xi) changes
in the standards of conduct applicable to its businesses that may result from new regulations or new enforcement of existing standards, including measures to impose new and enhanced duties when interacting with customers and in the execution and handling of customer transactions; (xii) the liability to which UBS
may be

exposed, or

possible constraints

or sanctions

that regulatory

authorities might

impose on

UBS, due

to litigation,

contractual claims

and regulatory
investigations, including the

potential for disqualification

from certain businesses,

potentially large fines

or monetary penalties,

or the loss of

licenses or privileges
as

a

result

of

regulatory or

other governmental

sanctions, as

well as

the effect

that litigation,

regulatory and

similar matters

have on

the operational

risk
component of its RWA; (xiii) UBS’s

ability to retain and attract the

employees necessary to generate

revenues and to manage, support

and control its businesses,
which may

be affected

by

competitive factors;

(xiv) changes in

accounting or

tax standards

or policies,

and

determinations or

interpretations affecting

the
recognition of gain or loss, the valuation of goodwill,

the recognition of deferred tax assets and other matters; (xv) UBS’s ability to implement new technologies
and business methods,

including digital services,

artificial intelligence and other

technologies, and ability to

successfully compete with both

existing and new
financial service

providers, some

of which may

not be

regulated to

the same

extent; (xvi) limitations on

the effectiveness of

UBS’s internal processes

for risk
management, risk control,

measurement and modeling,

and of financial

models generally;

(xvii) the occurrence of

operational failures,

such as fraud,

misconduct,
unauthorized trading, financial crime, cyberattacks, data leakage and systems failures, the risk of which is increased with persistently high levels of cyberattack threats; (xviii) restrictions on the

ability of UBS

Group AG,

UBS AG and

regulated subsidiaries of UBS

AG to make payments

or distributions, including due

to
restrictions on the

ability of its

subsidiaries to make

loans or distributions,

directly or indirectly, or, in the case

of financial difficulties,

due to the

exercise by FINMA
or

the

regulators

of

UBS’s

operations

in

other

countries

of

their

broad

statutory

powers

in

relation

to

protective

measures,

restructuring

and

liquidation
proceedings; (xix) the degree to which changes in

regulation, capital or legal structure, financial results

or other factors may affect UBS’s ability

to maintain its
stated capital return objective; (xx) uncertainty

over the scope of actions that

may be required by UBS, governments

and others for UBS to achieve goals

relating
to climate, environmental and social matters, as well as the evolving nature of underlying science and industry and the possibility of conflict between different
governmental standards and regulatory regimes; (xxi) the ability of UBS to access capital markets; (xxii) the ability of UBS to successfully recover from a disaster
or other business continuity problem

due to a

hurricane, flood, earthquake, terrorist attack, war,

conflict, pandemic, security breach, cyberattack, power

loss,
telecommunications failure or

other natural or man-made

event; and (xxiii) the

effect that these or other

factors or unanticipated

events, including media reports
and speculations, may have on its reputation and the additional consequences that this may have on its business and performance. The sequence in which the factors above are

presented is not

indicative of their

likelihood of occurrence

or the potential

magnitude of their

consequences. UBS’s business and

financial
performance could be affected

by other factors identified

in its past

and future filings

and reports, including

those filed with the

US Securities and

Exchange
Commission (the SEC).

More detailed information

about those factors

is set forth

in documents furnished

by UBS and

filings made by

UBS with the

SEC, including
the UBS Group AG and

UBS AG Annual Reports

on Form 20-F for

the year ended 31 December

2024. UBS is not

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