Form 20-F
period 2025-12-31
UBS Group AG
filed 2026-03-09
CIK 1610520

Annual Report 2025
1
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM
20-F
(Mark One)
☐
REGISTRATION STATEMENT
PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934
OR
☑
ANNUAL REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934
For the fiscal year ended
December 31, 2025
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
Uetlibergstrasse 231
8045
Zurich
,
Switzerland
Telephone:
203
719-5427
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
None.

Annual Report 2025

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of 31 December 2025:
UBS Group AG
Ordinary shares, par value USD 0.10 per share:
3,341,581,714
ordinary shares
(including 249,882,523 treasury shares)
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

Annual Report 2025

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.
Item 17 ☐
Item 18 ☐
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the
Exchange Act)
Yes ☐
No
☑

Annual Report 2025

Cautionary Statement: Refer to the Cautionary statement regarding forward-looking statements section in the Annual Report
2025 (page 374).
Cross-reference table
Set forth below are the respective items of SEC Form 20-F, and the locations in this document where the corresponding information can be found.
● Annual Report
refers to the Annual Report 2025 of UBS Group AG annexed hereto, which forms an integral part hereof.
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
New York, New York
10010.
4: Annual Report, Our evolution (14); Integration of Credit Suisse
(15);
Our strategy
(17-18); Our businesses (21-28); Note 28 to the Financial Statements ( Changes in
organization and acquisitions and disposals of subsidiaries and businesses ) (347-348).
5-6: Annual Report, Our businesses (21-28), Note 11 to the Financial Statements
( Property, equipment and software)
(286), and
Note 28 to the Financial Statements
( Changes in organization and acquisitions and disposals of subsidiaries and businesses )
(347-348).
7: Annual Report, Integration of Credit Suisse
(15), Note 28 to the Financial Statements
( Changes in organization and acquisitions and disposals of subsidiaries and businesses )
(347-348). See also Item 10.C below.
8: Annual Report, Appendix Information sources
(373).
B – Business Overview. 1, 2 and 5: Annual Report, Our strategy, business model and environment
(15-61), Note
2a to the Financial Statements ( Segment reporting) (272-273) and Note 2b to the
Financial Statements ( Segment reporting by geographic location) (274). See also
Supplement (11).
3: Annual Report, Seasonal characteristics (69).
4: Not applicable.
6: None.
7: The basis for any statement generally accompanies the statement, except where marked in the Annual Report as a statement based on publicly available information or internal estimates. Annual Report, Our businesses (21-28), Our stakeholders
(34-40).
8: Annual Report, Regulation and supervision (41-45),
Regulatory and legal
developments
(45-50),
Risk factors
(50-61).
Supplement (12).
C – Organizational Structure. Annual Report, Our evolution (14) and Note 27 to the Financial Statements ( Interests in
subsidiaries and other entities ) (344-347).

Annual Report 2025

D – Property, Plant and
Equipment.
Annual Report, Property, plant and equipment (359) , Note 1a) 8) to the Financial
Statements ( Summary of material accounting policies, Material accounting policies:
Property, equipment and software ) (269), Note 11 to the Financial Statements ( Property,
equipment and software)
(286).
Information required by SEC
Regulation S-K Part 1400
Annual Report, Information required by Subpart 1400 of Regulation S-K (360-365), Loss history statistics
(110-111),
and Note 9 to the Financial Statements (
Financial assets at
amortized cost and other positions in scope of expected credit loss measurement)
(280-
284).
Item 4A
.
Unresolved Staff
Comments.
None.
Item 5
.
Operating and Financial Review and Prospects.
A – Operating Results. 1: Annual Report, Our key figures (8),
Targets,
capital guidance and ambitions
(19-20),
Our businesses (21-28), Financial and operating performance
(62-85),
Income statement
(246), Note 1b to the Financial Statements ( Changes in IFRS Accounting Standards and
Interpretations (271), Note 2a to the Financial Statements ( Segment reporting) (272-273),
and
Selected financial data
(358-359). The Notes to the Financial Statements provide
additional detail on the components of revenue and expenses.
2: Not applicable
3: Annual Report, Risk factors (50-61), Capital management (131-141), Currency
Management (151) and Note 24 to the Financial Statements ( Hedge Accounting)
(332-
334).
4: Annual Report, Our environment (28-33), Regulation and supervision (41-45) and
Regulatory and legal developments
(45-50),
Accounting and financial reporting
(62),
Note 1 b) to the Financial Statements ( Changes to IFRS accounting standards and interpretations (271).
A discussion on the results for the year 2024 compared with 2023 can be found in UBS annual report 2024 filed with the SEC on Form 20-F on March 17, 2025, under Financial and operating performance and under Financial statements
of UBS Group AG.
B – Liquidity and Capital
Resources.
1: Annual Report, Risk factors (50-61) , Financial and operating performance
(62-85),
Seasonal characteristics
(69),
Interest rate risk in the banking book
(115-117),
Risk ,
capital, liquidity and funding, and balance sheet (88-153) , Note 22 to the Financial
Statements ( Restricted and transferred financial assets) (326-329), Note 23 to the
Financial Statements ( Maturity analysis of assets and liabilities ) (329-331) and Note 27 to the Financial Statements ( Interests in subsidiaries and other entities ) (344-347).
Liquidity and capital management is undertaken at UBS as an integrated asset and liability management function. While we believe our 'working capital' is sufficient for the company's present requirements, it is our opinion that, as a bank, our liquidity coverage ratio (LCR) is the more relevant measure. For more information see, Annual Report,
Liquidity coverage ratio
(144).
2: Annual Report, Risk , capital, liquidity and funding, and balance sheet (88-153),
Currency Management (151), Note 10 to the Financial Statements ( Derivative
instruments) (284-285), Note 15 to the Financial Statements ( Debt issued designated at fair value) (289), Note 16 to the Financial Statements ( Debt issued measured at amortized cost ) (290), Note 18 to the Financial Statements ( Other liabilities ) (298), and
Note 24 to the Financial Statements ( Hedge Accounting ) (332-334).
3: Annual Report, Material cash requirements
(149),
Liquidity and funding management
(142-145), Note 23 to the Financial Statements ( Maturity analysis of assets and liabilities ) (329-331), and Note 11 to the Financial Statements ( Property, equipment and software)
(286).
C—Research and Development,
Patents and Licenses, etc.
Not applicable.
D—Trend Information.
Annual Report, Our businesses
(21-28),
Our environment
(28-33),
Regulatory and legal
developments
(45-50),
Risk factors
(50-61),
Financial and operating performance
(62-
85), and
Top and emerging
risks
(88-89).
E—Critical Accounting
Estimates
Not applicable.

Annual Report 2025

Item 6.
Directors, Senior Management and Employees.
A – Directors and Senior
Management.
1, 2 and 3: Annual Report, Board of Directors (164-179) and Group Executive Board
(180-188).
4, 5: None.
B – Compensation. 1: Annual Report, Compensation (194-237), Note 1a, 4) to the Financial Statements
( Share-based and other deferred compensation plans ) (267-268), Note 26 to the Financial
Statements ( Employee benefits: variable compensation)
(340-343), and Note 29 to the
Financial Statements ( Related parties) (349-350).
2: Annual Report, Compensation (194-237), and Note 25 to the Financial Statements
( Post-employment benefit plans) (334-339).
C – Board practices. 1: Annual Report, Board of Directors (164-179). The term of office for members of the
Board of Directors and its Chairman expires after completion of the next Annual General
Meeting. The next UBS Group AG Annual General Meeting is scheduled for 15 April
2026.
2: Annual Report, Board of Directors (164-179), Compensation (194-237), Clauses on
change of control
(189), and Note 29 to the Financial Statements (
Related parties ) (349-
350).
3: Annual Report, Audit Committee
(173),
Compensation Committee (174) and Auditors
189-191).
D—Employees.
Annual Report,
Employees
(36-38).
UBS’s Human Rights Statement and the Code of Conduct and Ethics of UBS (the Code)
reinforce the firm’s responsibility for respecting workers’ rights. We actively engage with our formal employee representation groups and specifically the UBS European Employee
Forum, which includes representatives from all the EU member states where the UBS
Group has a presence. This forum considers topics related to performance, operations and workplace conditions, while local works councils focus on topics such as benefits, workplace conditions and potential reorganizations. Together, they represent 51.8% of our global workforce (2024: 52.0%). Where applicable, our operations are subject to collective bargaining agreements.
UBS Group AG
personnel by business division and Group functions:
As of
Full-time equivalents 31.12.25 31.12.24 31.12.23
Personnel (full-time equivalents) 103,177 108,648 112,842
Global Wealth Management 29,057 30,093 31,367
Personal & Corporate Banking 11,208 10,709 10,385
Asset Management 3,443 3,412 3,753
Investment Bank 11,559 11,235 11,305
Non-Core and Legacy 650 2,470 3,684
Group functions 47,261 50,728 52,348
E—Share Ownership. 1 and 2: Annual Report, Compensation (194-237), Note 26 to the Financial Statements
( Employee benefits: variable compensation ) (340-343) and Note 29, b) to the Financial
Statements (Related Parties, Equity holdings of key management personnel ) (350).
F—Disclosure of a registrant’s
action to recover erroneously
awarded compensation.
Not applicable.

Annual Report 2025

Item 7.
Major Shareholders and Related Party Transactions.
A—Major Shareholders.
Annual Report, Group structure and shareholders (157-158),
Share capital structure
(158-162) and
Voting
rights, restrictions and representation
(162).
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
2025 2024 2023
Norges Bank, Oslo 4.90 5.00 4.79
BlackRock Inc., New York 5.01 5.01 5.01
On 17 February 2026, Norges Bank, Oslo, disclosed a holding of less than 3% of the total share capital of UBS Group AG. No new disclosures of significant shareholdings have been made since that date.
B—Related Party Transactions.
1, 2: Annual Report, Loans granted to GEB members (231) , Loans granted to BoD members (232) and Note 29 to the Financial Statements ( Related parties ) (349-350).
C—Interests of Experts and
Counsel.
Not applicable.
Item 8
.
Financial Information.
A—Consolidated Statements
and Other Financial
Information.
1, 2, 3, 4: Please see Item 18 of this Form 20-F.
5: Not applicable.
6: Annual Report, Our businesses
(21-28),
Financial and operating performance
(62-85)
and Note 2b to the Financial Statements ( Segment reporting by geographic location )
(274).
7: Information on material legal and regulatory proceedings is in Note 17 to the Financial
Statements ( Provisions and contingent liabilities ) (290-298).
For developments during the year, please see also the note Provisions and contingent liabilities
in the Consolidated Financial Statements section in our respective quarterly reports for the first, second and third quarters 2025, filed on Forms 6-K dated April 30,
2025, July 30, 2025 and October 29, 2025 (respectively), as well as the Provisions and contingent liabilities
section in the Fourth Quarter 2025 Report, filed on Form 6-K dated
February 4, 2026. The disclosures in each such quarterly report speak only as of their respective dates.
8: Annual Report,
Dividend distribution
(151) , Distributions to shareholders (161).
B—Significant Changes.
None.
Item 9
.
The Offer and Listing.
A – Offer and Listing Details. 1, 2, 3, 5, 6, 7: Not applicable.
4: Annual Report, Listing of UBS Group AG shares (153).
B—Plan of Distribution. Not applicable.
C—Markets.
Cover page (1).
Annual Report, Listing of UBS Group AG shares
(153)
D—Selling Shareholders. Not applicable.
E—Dilution.
Not applicable.
F—Expenses of the Issue.
Not applicable.

Annual Report 2025

Item 10
.
Additional Information.
A—Share Capital.
Not applicable.
B—Memorandum and Articles
of Association.
1: Supplement (13-16).
2: Annual Report, Compensation governance (202-203), Compensation for the Board of
Directors (221-223). Supplement (13-16).
3: Annual Report, Share capital structure (158-162), Shareholders' participation rights
(162-163), Elections and terms of office
(172),
Change of control and defense measures
(189). Supplement (13-16).
4: Supplement (13-16).
5: Annual Report, Shareholders' participation rights
(162-163). Supplement (13-16).
6: Annual Report, Transferability, voting rights and nominee registration
(161-162),
Shareholders' participation rights
(162-163).
7: Annual Report, Change of control and defense measures
(189).
8: Annual Report, Significant Shareholders (157-158).
9: Supplement (13-16) and Annual Report, D ifferences from corporate governance standards relevant to US-listed companies (156-157), Compensation governance (202-
203), Compensation for the Board of Directors (221-223), Share capital structure (158-
162), Shareholders' participation rights
(162-163),
Elections and terms of office
(172),
Transferability, voting rights and nominee registration
(161-162),
Change of control and
defense measures
(189),
Significant Shareholders (157-158).
10: Supplement (13-16).
C—Material Contracts.
The Terms & Conditions of the several series of capital instruments issued to date, and to be issued pursuant to Deferred Capital Contingent Plans, are exhibits 4.1 through 4.25 to this Form 20-F. These notes are described under Swiss SRB total loss-absorbing capacity framework
on pages 132-133 of the Annual Report and
Our deferred compensation plans
on pages 214-215 of the Annual Report.
The Asset Transfer Agreement by which certain assets and liabilities of UBS AG were transferred to UBS Switzerland AG is filed as Exhibit 4.26, and is described under Joint liability of UBS AG and UBS Switzerland AG on page 137 of the Annual Report.
For detailed information regarding material agreements concluded in connection with litigation, please refer to Exhibits 4.27 and 4.28, the Annual Report, Note 17 to the
Financial Statements ( Provisions and Contingent Liabilities ) (290-298) and to the UBS
Group AG Annual Report 2024, Note 18 ( Provisions and Contingent Liabilities ) (304-
312). These sections contain information about material agreements executed by the company or its subsidiaries during litigation matters in the 2025 and 2024 financial years, respectively, which fall outside the usual business activities.
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
UBS Americas Inc and Credit Suisse (USA) LLC entered into a merger agreement on 2
February 2026 which became effective on that date. The merger was on a simplified basis and without any consideration given that both companies were, at the time of merger, wholly-owned by the same parent entity. Upon the effectiveness of the merger UBS
Americas Inc succeeded to all the assets and liabilities of Credit Suisse (USA) LLC in accordance with the terms of the merger agreement.

Annual Report 2025

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
Not applicable
Item 11
.
Quantitative and Qualitative Disclosures About Market Risk.
(a) Quantitative Information
About Market Risk.
Annual Report, Market risk (111-118), Total loss-absorbing capacity (134-137), and
Currency management (151).
(b) Qualitative Information
About Market Risk.
Annual Report, Market risk (111-118), Total loss-absorbing capacity (134-137), and
Currency management (151).
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
Item 14.
Material Modifications
to the Rights of Security Holders
and Use of Proceeds.
None.
Item 15.
Controls and Procedures.
(a) Disclosure Controls and
Procedures
Annual Report, US disclosure requirements (192), and Exhibit 12 to this Form 20- F.
(b) Management’s Annual
Report on Internal Control over
Financial Reporting
Annual Report,
Management’s
report on internal control over financial reporting
(139).
(c) Attestation Report of the
Registered Public Accounting
Firm
Annual Report, Reports of Independent Registered Public Accounting Firm (240-245).
(d) Changes in Internal Control
over Financial Reporting
None.
Item 16A.
Audit Committee
Financial Expert.
Annual Report, Audit Committee (173).
All Audit Committee members have accounting or related financial management expertise and, in compliance with the rules established pursuant to the US Sarbanes-
Oxley Act of 2002, at least one member, the Chairperson Jeremy Anderson, qualifies as a financial expert.
Item 16B.
Code of Ethics. Annual Report, The Code of Conduct and Ethics of UBS
(40).
UBS's Code of Conduct and Ethics (the Code) is published on our website under
https://www.ubs.com/code.
The Code does not include a waiver option, and no waiver
from any provision of the Code was granted to any employee in 2025. Minor adjustments were made following our 2025 review, focused on updating language to reflect relevant developments, not affecting key elements of the Code.

Annual Report 2025

Item 16C.
Principal Accountant
Fees and Services.
Annual Report, Auditors
(189-191).
None of the non-audit services so disclosed were approved by the Audit Committee pursuant to paragraph (c) (7)(i)(C) of Rule 2-01 of Regulation S-X.
Item 16D.
Exemptions from the
Listing Standards for Audit
Committees.
Not applicable.
Item 16E.
Purchases of Equity
Securities by the Issuer and
Affiliated Purchasers.
Annual Report, Holding of UBS Group AG shares
(152-153),
Letter to Shareholders
(2-
6).
Item 16F.
Changes in
Registrant’s Certifying
Accountant.
Not applicable.
Item 16G.
Corporate
Governance.
Annual Report,
Differences from corporate governance standards relevant to US-listed companies
(156-157).
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
Exhibits 11.1, 11.2 and 11.3 hereto.
Item 16K.
Cybersecurity.
Annual Report, Operational risks affect our business
(53-54),
Risk management and
control
(88-130),
Board of Directors
(164-179),
Cybersecurity governance
(177), and
Group Executive Board
(180-188).
Item 17.
Financial Statements. Not applicable.
Item 18.
Financial Statements.
Annual Report, Financial statements (238-354), Significant regulated subsidiary and sub-group information (355-356) and Additional regulatory information
(358-365).
Item 19.
Exhibits Supplement (20-21).

Annual Report 2025

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
USD billion
Business Division FY Americas
1
Asia Pacific EMEA Switzerland Global
2
Total
Global Wealth
Management
2025 12.2 4.0 4.9 4.2 0.7 26.0
2024
11.3
3.6
4.7
4.1
0.9
24.5
2023 3 n.a. n.a. n.a. n.a. n.a. n.a.
Personal &
Corporate Banking
2025
0.0
0.0
0.0
9.2
0.0
9.2
2024
0.0
0.0
0.0
9.3
0.0
9.3
2023 3 n.a. n.a. n.a. n.a. n.a. n.a.
Asset Management
2025
0.9
0.4 0.5 1.4 0.0 3.2
2024
0.8
0.4
0.4
0.9
0.7
3.2
2023 3 n.a. n.a. n.a. n.a. n.a. n.a.
Investment Bank
2025 4.5 3.6 3.1 1.1 0.0 12.3
2024
4.8
2.9
2.6
0.7
0.0
10.9
2023 3 n.a. n.a. n.a. n.a. n.a. n.a.
Non-core and
Legacy
2025
0.0
0.0
0.0
0.0
0.2
0.2
2024
0.0
0.0
0.0
0.0
1.6
1.6
2023 3 n.a. n.a. n.a. n.a. n.a. n.a.
Group Items
2025
0.0
0.0
0.0
0.0
(1.2) (1.2)
2024
0.0
0.0
0.0
0.0
(1.0) (1.0)
2023 3 n.a. n.a. n.a. n.a. n.a. n.a.
Group
2025
17.6
8.0 8.5 15.8 (0.4) 49.6
2024
16.8
6.8
7.7
15.1
2.2
48.6
2023 3 n.a. n.a. n.a. n.a. n.a. n.a.
1
Predominantly related to the US.
2
2025 includes certain revenues within Global Wealth
Management that were not allocated
to geographical regions;
2024 includes certain
revenues within Asset
Management and Global
Wealth
Management that were
not allocated to geographical regions. 3
For 2023, the allocation of total revenues by
geographical region for Credit Suisse is not
available on the same
allocation basis as for
the UBS Group and
the cost to develop
this information would have
been excessive.
Therefore, as permitted under IFRS 8, the respective information is not disclosed.

Annual Report 2025

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
UBS has a Group Sanctions Policy that prohibits transactions involving sanctioned countries, including Iran, and sanctioned
individuals and entities. However, UBS Switzerland AG maintains one account involving the Iranian government under the auspices of the United Nations in Geneva after agreeing with the Swiss government that it would do so only under certain conditions. These conditions include that payments involving the account must: (1) be made within Switzerland; (2) be consistent with paying rent, salaries, telephone and other expenses necessary for its operations in Geneva; and (3) not involve any Specially Designated Nationals (SDNs) blocked or otherwise restricted under US or Swiss law. In 2025, the gross revenues for this UN-related account were approximately USD 75,383 (CHF 59,773). We do not allocate expenses to specific client accounts in a way that enables us to calculate net profits with respect to any individual account. UBS Switzerland
AG
intends to continue maintaining this account pursuant to the conditions it has established with the Swiss Government
and
consistent with its Group Sanctions Policy.
In connection with former and now-closed trade finance arrangements, UBS Switzerland AG has maintained one existing account relationship with an Iranian bank. This account was established prior to the US designation of this bank and maintained due to the existing trade finance arrangements. In 2007, following the designation of the bank pursuant to sanctions issued by the US, UN and Switzerland, the account was blocked under Swiss law and remained subject to blocking requirements until January 2016. The blocking requirements under the Swiss law were re-introduced in October 2025 following the re-imposition of UN sanctions. Client assets as of 31 December 2025 were CHF 3,097.40. Gross revenues were
USD 16 equivalent (CHF 13).
In addition to the above, UBS Switzerland AG processed a small number of de minimis payments related to the operation of
Iranian diplomatic missions in Switzerland and related to fees for ministerial government functions such as issuing passports and visas.

Annual Report 2025

Item 10.
Additional Information.
B—Memorandum and Articles of Association.
Please see the Articles of Association of UBS Group AG (Exhibit 1.1 to this Form 20-F) and the Organization Regulations of
UBS Group AG (Exhibit 1.2 to this Form 20-F).
Set forth below is a summary of material provisions of the Articles of Association of UBS Group AG (the “Articles”),
Organization Regulations of UBS Group AG (the “Organization Regulations”) and relevant Swiss laws, in particular the Swiss
Code of Obligations, relating to the ordinary shares of UBS Group AG (the “shares”). This description does not purport to be complete and is qualified in its entirety by references to Swiss law, including Swiss company law, and to the Articles and
Organization Regulations.
The principal legislation under which UBS Group AG operates, and under which the shares are issued, is the Swiss Code of
Obligations.
The Company
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
Repurchase of Shares
Swiss law limits a corporation’s ability to hold or repurchase its own shares. UBS Group AG and its subsidiaries may repurchase shares only if and to the extent that (i) UBS Group AG has freely distributable reserves in the amount of the purchase price and (ii) the aggregate nominal value of all shares held by UBS Group AG and its subsidiaries does not exceed
10% of UBS Group AG’s nominal share capital (or 20% of UBS Group AG’s nominal share capital in specific circumstances).
Repurchases for cancellation purposes approved by the shareholders’ meeting are not subject to the 10% threshold for own shares within the meaning of article 659 paragraph 2 of the Swiss Code of Obligations. UBS Group AG must record repurchased shares in its standalone financial statements prepared in accordance with Swiss law as a negative equity item in an amount equal to the purchase price of each repurchased share. Furthermore, in UBS Group AG’s consolidated financial statements, own shares are recorded at cost and reported as treasury shares, resulting in a reduction in total shareholders’
equity. Shares held by UBS Group AG or its subsidiaries do not carry any rights to vote at shareholders’ meetings, but are entitled to the economic benefits applicable to UBS Group AG’s shares generally.
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
Independent Auditors
Ernst & Young Ltd
, Aeschengraben 27, 4051
Basel, Switzerland
, PCAOB number
1460
, have been appointed as statutory
auditors and as auditors of the consolidated accounts of UBS Group AG. The auditors are subject to election each year by the shareholders at the annual general meeting.

Annual Report 2025
14
Board of Directors
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
In addition, the Organization Regulations provide that the member of the BoD or senior management with a conflict of interest may participate in discussions and a double vote (meaning a vote with and a vote without the conflicted individual) shall take place. A binding decision on the matter requires the same outcome in both votes. This is subject to exceptional circumstances in which the best interests of UBS dictate that the member of the BoD or senior management with a conflict of interest shall not participate in the discussions and decision-making involving the interest at stake.
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
Net Profits and Dividends
Swiss law requires that at least 5% of the annual net profits of UBS Group AG must be retained and booked as statutory retained earnings for so long as these retained earnings, together with the statutory capital reserve, amount to no less than 20%
of UBS Group AG’s share capital registered in the commercial register. Any remaining net profit may be allocated by the shareholders represented at the applicable shareholders’ meeting.
Under Swiss law, dividends may be paid by UBS Group AG only if, based on its audited standalone statements prepared in accordance with Swiss law, UBS Group AG has sufficient distributable profits from the previous financial years or sufficient free reserves to allow the distribution of a dividend. In either event, dividends may be proposed by the BoD and will only be paid by the corporation after approval by the shareholders’ meeting. UBS Group AG’s statutory auditors must confirm that any dividend proposal of the BoD is in accordance with Swiss law and the Articles.
Dividends are usually due and payable after the shareholders’ resolution relating to the allocation of profits has been passed.
Under Swiss law, the statute of limitations in respect of dividend payments is five years (dividends not paid are allocated to a special reserve of UBS Group AG).

Annual Report 2025
15
Share Register
Swiss law and the Articles require UBS Group AG to keep a share register in which the name, address and nationality (or registered office in the case of legal entities) of the owners of the shares are recorded. The main function of the share register is to register shareholders entitled to vote (and assert or exercise other rights relating to voting rights) and participate in shareholders’ meetings. For such registration, shareholders must confirm that they have acquired UBS Group AG shares in their own name and for their own account. If the shareholder refuses to make such declaration, it will be registered as a shareholder without voting rights.
In order to register shares in UBS Group AG’s share register, a shareholder must file a share registration form with the share register. Failing such registration, a shareholder may not vote at or participate in shareholders’ meetings, but will be entitled to receive dividends and other rights with financial value, such as preemptive rights in the event of a share issue ( Bezugsrechte )
and advance subscription rights in the event of the issuance of equity-linked securities ( Vorwegzeichnungsrechte ), and its share of liquidation proceeds. Shareholders registered in our share register may at any time request from us a confirmation of the shares that they hold according to our share register.
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

Annual Report 2025
16
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
Mandatory Tender Offer
Under the applicable provisions of the Swiss Financial Market Infrastructure Act, anyone who directly or indirectly or acting in concert with third parties acquires more than 33 1/3% of the voting rights (whether exercisable or not) of a Swiss-listed company will have to submit a takeover bid to acquire all other listed equity securities of such company. A waiver from the mandatory bid rule may be granted by the Swiss Takeover Board or the Swiss Financial Market Supervisory Authority
FINMA. If no waiver is granted, the mandatory takeover bid must be made pursuant to the procedural rules set forth in the
Swiss Financial Market Infrastructure Act and its implementing ordinances.

Annual Report 2025
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

Annual Report 2025
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

Annual Report 2025
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

Annual Report 2025
20
Item 19.
Exhibits.
Exhibit
number
Description
1.1
Articles of Association of UBS Group AG dated 10 April 2025
. (Incorporated by reference to Form 6-K of UBS
Group AG filed on April 17, 2025)
1.2
Organization Regulations of UBS Group AG dated 5 January 2026
.
2(b) Instruments defining the rights of the holders of long-term debt issued by UBS Group AG and its subsidiaries.
We agree to furnish to the SEC upon request, copies of the instruments, including indentures, defining the rights of the holders of our long-term debt and of our subsidiaries’ long-term debt.
2(d)
Description of securities registered under Section 12 of the Securities Exchange Act of 1934
.
4.1
Terms and Conditions of USD 750 million 5.125% Tier 1 Subordinated Notes issued on 29 July 2020 by UBS
Group AG.
(Incorporated by reference to Exhibit 4.20 to UBS's Annual Report on Form 20-F for the fiscal year ended December 31, 2020)
4.2
Terms and Conditions of USD 1.5 billion 4.375% Tier 1 Subordinated Notes issued on 10 February 2021 by UBS
Group AG
. (Incorporated by reference to Exhibit 4.21 to UBS's Annual Report on Form 20-F for the fiscal year ended December 31, 2020)
4.3
Terms and Conditions of additional Tier 1 capital instruments issued pursuant to the Deferred Contingent Capital
Plan 2020/21.
(Incorporated by reference to Exhibit 4.22 to UBS's Annual Report on Form 20-F for the fiscal year ended December 31, 2020)
4.4
Terms and Conditions of USD 750 million 3.875% Tier 1 Subordinated Notes issued on 02 June 2021 by UBS
Group AG.
(Incorporated by reference to Exhibit 4.18 to UBS's Annual Report on Form 20-F for the fiscal year ended December 31, 2021)
4.5
Terms and Conditions of USD 1.5 billion 4.875% Tier 1 Subordinated Notes issued on 12 January 2022 by UBS
Group AG.
(Incorporated by reference to Exhibit 4.19 to UBS's Annual Report on Form 20-F for the fiscal year ended December 31, 2021)
4.6
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
4.9
Terms and Conditions of USD 1.75 billion 9.250% Tier 1 Subordinated Notes issued on 13 November 2023 by
UBS Group AG, first call date 13 November 2028
.
(Incorporated by reference to Exhibit 4.16 to UBS's Annual
Report on Form 20-F for the fiscal year ended December 31, 2023)
4.10
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
4.12
Terms and Conditions of USD 1 billion 7.750% Tier 1 Subordinated Notes issued on 12 February 2024 by UBS
Group AG, first call date 12 April 2031
. (Incorporated by reference to Exhibit 4.19 to UBS's Annual Report on
Form 20-F for the fiscal year ended December 31, 2023)
4.13
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
ended December 31, 2024)

Annual Report 2025
21
4.15
Terms and Conditions of SGD 675 million 5.6% Tier 1 Subordinated Notes issued on 24 June 2024 by UBS Group
AG, first call date 21 December 2029.
(Incorporated by reference to Exhibit 4.20 to UBS's Annual Report on Form
20-F for the fiscal year ended December 31, 2024)
4.16
Terms and Conditions of USD 1.5 billion 6.850% Tier 1 Subordinated Notes issued on 10 September 2024 by
UBS Group AG, first call date 10 September 2029.
(Incorporated by reference to Exhibit 4.21 to UBS's Annual
Report on Form 20-F for the fiscal year ended December 31, 2024)
4.17
Terms and Conditions of USD 1.5 billion 7% Tier 1 Subordinated Notes issued on 10 February 2025 by UBS
Group AG, first call date 10 February 2030.
(Incorporated by reference to Exhibit 4.22 to UBS's Annual Report on
Form 20-F for the fiscal year ended December 31, 2024)
4.18
Terms and Conditions of USD 1.5 billion 7.125% Tier 1 Subordinated Notes issued on 10 February 2025 by UBS
Group AG, first call date 10 August 2034.
(Incorporated by reference to Exhibit 4.23 to UBS's Annual Report on
Form 20-F for the fiscal year ended December 31, 2024)
4.19
Terms and Conditions of USD 750 million 6.6% Tier 1 Subordinated Notes issued on 5 August 2025 by UBS
Group AG, first call date 5 August 2030
.
4.20
Terms and Conditions of USD 1.25 billion 7% Tier 1 Subordinated Notes issued on 5 August 2025 by UBS Group
AG, first call date 5 February 2035
.
4.21
Terms and Conditions of AUD 1.25 billion 6.375% Tier 1 Subordinated Notes issued on 29 September 2025 by
UBS Group AG, first call date 29 September 2030
.
4.22
Terms and Conditions of USD 1.5 billion 6.625% Tier 1 Subordinated Notes issued on 8 January 2026 by UBS
Group AG, first call date 8 January 2031
.
4.23
Terms and Conditions of USD 1.5 billion 7% Tier 1 Subordinated Notes issued on 8 January 2026 by UBS Group
AG, first call date 8 January 2036
.
4.24
Terms and Conditions of AUD 1 billion 7.125% Tier 1 Subordinated Notes issued on 13 February 2026 by UBS
Group AG, first call date 13 August 2032
.
4.25
Terms and Conditions of additional Tier 1 capital instruments issued pursuant to the Deferred Contingent Capital
Plan 2025/26
.
4.26
Asset Transfer Agreement between UBS AG and UBS Switzerland AG dated 12 June 2015.
(Incorporated by
reference to Form 6-K of UBS AG filed on June 17, 2015)
4.27
US v. Credit Suisse Service AG Plea Agreement dated May 5, 2025
.
4.28
US v. Credit Suisse Service AG Non-Prosecution Agreement dated May 5, 2025
.
8 Significant Subsidiaries of UBS Group AG.
Please see Note 27 to the Financial Statements ( Interests in subsidiaries and other entities), on pages 344-347 of
the Annual Report.
11.1
UBS Group Global Policy on Personal Investment
.
11.2
UBS Group Pre-Clearance and Disclosure Requirements for Group Senior Management.
(Incorporated by
reference to Exhibit 11.2 to UBS Group AG's Annual Report on Form 20-F for the fiscal year ended December 31,
2024)
11.3
UBS Group Dealing in UBS Shares and UBS Long Term Debt Securities by UBS.
(Incorporated by reference to
Exhibit 11.3 to UBS Group AG's Annual Report on Form 20-F for the fiscal year ended December 31, 2024)
12
The certifications required by Rule 13(a)-14(a) (17 CFR 240.13a-14(a))
.
13
The certifications required by Rule 13(a)-14(b) (17 CFR 240.13a-14(b)) and Section 1350 of Chapter 63 of Title
18 of the U.S. Code (18 U.S.C. 1350)
.
15
Consent of Ernst & Young Ltd. with respect to UBS Group AG
.
17
Guaranteed securities
97
UBS Group U.S Listing Standards Clawback Policy.
(Incorporated by reference to Exhibit 97 to UBS's Annual
Report on Form 20-F for the fiscal year ended December 31, 2023)
101 Interactive Data Files (sections of the Annual Report formatted in inline XBRL (Extensible Business Reporting
Language)). Furnished electronically herewith.

Annual Report 2025
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
Date: March 9, 2026

Annual Report
2025
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
At the center of our external reporting
approach is the annual report of the
UBS Group, which consists of disclosures for
UBS
Group AG
and
its
consolidated
subsidiaries.
We
also
provide
a
separate
annual
report
for
UBS AG
on
a
sub-
consolidated basis. Both of the aforementioned annual reports are the basis for the corresponding 2025 SEC Form 20-F filings for
UBS Group AG
and UBS AG.
For filing
purposes in
the European
Union, the
UBS AG Annual
Report also
includes
disclosures required by the EU Non-financial Reporting Directive (the NFRD) and the EU Taxonomy Regulation.
Annual Reports
The UBS Group Annual Report 2025 and the UBS AG Annual
Report 2025 include the consolidated financial statements
of UBS Group AG
and UBS AG,
respectively, and
together provide
comprehensive information
about our
Group, including
strategy, businesses, financial and operating performance, and other key information.
The
consolidated
financial
statements
of
UBS Group AG
and
UBS AG
have
been
prepared
in
accordance
with
IFRS
Accounting
Standards.
The
sections
within
“Risk,
capital,
liquidity
and
funding,
and
balance
sheet“
include
certain
audited financial
information, which
forms part
of the
consolidated financial
statements. The
UBS Group
and UBS AG
reports are presented in US dollars.
The UBS Group Annual Report 2025 is partly translated into German.
Sustainability Report
The
UBS
Group
Sustainability Report
2025 provides
our Swiss-law-governed
disclosures
on
environmental,
social and
governance (ESG) topics.
Standalone reports of UBS Group AG and significant regulated entities
We
publish
separate
2025
statutory
financial
statements
for
UBS Group AG,
which
are
the
basis
for
our
proposed
appropriation of total
profit and dividend distribution,
subject to shareholder
approval at the
Annual General Meeting.
We also
publish standalone
reports for
UBS AG and
UBS Switzerland AG. Selected financial
and regulatory
key figures
for our significant regulated subsidiaries and sub-groups are included in the UBS Group Annual Report.
Pillar 3 Report of UBS Group AG including significant regulated entities and sub-groups
The Pillar 3 Report as
of 31 December 2025 provides
detailed quantitative and qualitative
information about risk,
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

Contents
2
Letter to shareholders
8
Our key figures
10
Our Board of Directors
12
Our Group Executive Board
14
Our evolution
1
Our strategy,
business model and
environment
15
Integration of Credit Suisse
17
Our strategy
19
Targets, capital guidance and ambitions
21
Our businesses
28
Our environment
34
Our stakeholders
41
Regulation and supervision
45
Regulatory and legal developments
50
Risk factors
2
Financial and
operating performance
62
Accounting and financial reporting
63
Group performance
71
Global Wealth Management
75
Personal & Corporate Banking
78
Asset Management
81
Investment Bank
83
Non-core and Legacy
85
Group Items
3
Risk, capital, liquidity and funding,
and balance sheet
88
Risk management and control
131
Capital management
142
Liquidity and funding management
145
Balance sheet and off-balance sheet
151
Currency management
152
UBS shares
4
Corporate governance
and compensation
155
Corporate governance
193
Compensation
5
Financial statements
238
Consolidated financial statements
6
Significant regulated subsidiary and sub-
group information
355
Financial and regulatory key figures for our significant
regulated subsidiaries and sub-groups
7
Additional
regulatory information
358
UBS Group AG consolidated supplemental disclosures
required under SEC regulations
A
Appendix
366
Alternative performance measures
371
Abbreviations frequently used in our financial reports
373
Information sources
374
Cautionary statement

Annual Report 2025 |
Letter to shareholders
2
Dear shareholders,
The
year
2025
proved
another
pivotal
chapter
for
UBS.
We
helped
clients
navigate
a
complex
global
environment,
delivered
excellent
financial performance,
fulfilled
our
commitments to
stakeholders
and
rewarded
shareholders with
attractive capital returns. Our unique global business model was the bedrock for these achievements, enabling clients to
manage uncertainty and seize new opportunities.
We also
made decisive
progress with
the integration
of Credit
Suisse, one
of the
most complex
mergers in
banking history.
This further strengthened our position
as the world’s only truly
global wealth manager and Switzerland’s leading
bank,
supported by strong capabilities in asset management and investment banking.
Our performance puts us firmly on
track to meet our targets for the
end of 2026 and beyond. We
are proud of what we
have accomplished together and remain
committed to delivering sustainable growth
and long-term value for our clients,
shareholders, employees and the communities where we live and work.
We advanced our integration of Credit Suisse at pace
In 2025,
we achieved
several of
the most
important milestones
in integrating
Credit Suisse,
including the
bulk of
the
client account migrations.
We
transitioned
all
client
accounts
booked
outside
of
Switzerland
and
85%
of
those
booked
in
Switzerland
to
UBS
platforms and
are on
track to
carry out
the remaining
client transfers
by the
end of
March.
We also
finished the
integration
of Asset Management (AM), including the final portfolio migrations onto UBS platforms.
After
delivering further
efficiency
improvements, we
exceeded our
cost-reduction targets,
with
cumulative
gross
cost
savings reaching
USD 10.7
billion in
2025, above
our guidance
of around
USD 10 billion.
This reflects
our progress
in
decommissioning
legacy
technology
applications
and
infrastructure,
and
in
simplifying
our
legal
entity
structure.
We
identified
an
additional
USD 0.5
billion
of
incremental
gross
cost
savings,
taking
the
planned
cumulative
total
to
USD 13.5 billion by the end of 2026.
Our Non-core
and Legacy
(NCL) unit
continued to
wind down
non-strategic positions
and reduce
exposures. Since
its
inception in 2023,
NCL has freed
up USD
8
billion of capital
and reduced its
risk-weighted assets by
two-thirds and its
underlying operating expenses
by around 80%
compared with the
full-year

2022 baseline. We
also exited the
costliest
debt inherited
from Credit
Suisse, which
was issued
at distressed
spreads prior
to the
acquisition, and resolved
several
outstanding legacy litigation matters.
Our
efforts
in
streamlining
our
post-acquisition
balance
sheet
are
complete.
This
gives
us
confidence
that
over
the
economic
cycle
we
will
be
capable
of
delivering
revenues
of
around
10%
on
our
average
risk-weighted assets.
That
stronger footing, coupled
with the capital
efficiency embedded in
how we allocate
resources across the
Group, means
we
are
well
positioned
to
deploy
incremental
balance
sheet
to
support
profitable
revenue
growth
across
our
core
businesses.
Our progress so far
has kept us on
track to substantially complete
the integration by the
end of 2026 and
meet our 2026
exit-rate targets.
We achieved excellent financial results
Our 2025
financial performance was
excellent based on
strong operating leverage,
with net
profit rising 53%
year on
year to USD 7.8 billion and Group invested assets
surpassing USD
7
trillion for the first time. Underlying profit before
tax
rose by 33% to USD 11.7 billion, while reported profit before tax increased by 30% to USD 8.9 billion.
Total operating expenses
on a
reported basis
decreased by around
2.5% year-on-year
to USD
40.2
billion, and
around
2.3% to
USD 35.6
billion on
an underlying
basis. This
reflects our
successful cost-reduction
initiatives in
driving integration
synergies, which helped improve the Group’s reported cost / income ratio to 81.1%, or 74.4% on an underlying basis.
All regions
made a
strong contribution
to our
full-year performance,
underscoring the
power of
our diversified
model
and unrivaled global
connectivity. Switzerland remains
our anchor, making
the largest contribution
to our underlying
pre-
tax profit
across core
businesses and
achieving solid
year-on-year growth.
Outside of
Switzerland, each
region –
Asia
Pacific,
EMEA
and
the
Americas
–
delivered
robust
underlying
profitability
and
growth.
These
results
provide
clear
evidence that our
scale, reach and
disciplined integration are
building a more
balanced earnings profile,
positioning us
to perform through the cycle and to capitalize on growth opportunities.
Global Wealth
Management (GWM),
our largest
division, continued
to deliver
growth with
reported profit
before tax
rising to USD 5.2 billion and USD
6.3 billion on an underlying basis. GWM’s full-year underlying revenues grew by 7.4%
to USD 25.4
billion, as
we continued
to leverage
our global
reach, regional
expertise and
connectivity with
the Investment
Bank (IB), AM and Personal & Corporate Banking (P&C) to deliver advice and solutions to clients.

Annual Report 2025 |
Letter to shareholders
3
The reported profit
before tax for
P&C was CHF 2.1
billion and CHF 2.4
billion on an underlying
basis. Our custody
assets
increased, due
in part
to healthy
growth in
net new
investment products
in 2025.

P&C’s performance
in 2025
reflects
our commitment
to stay
close to
clients while
executing one
of the
industry’s most
complex client
account migrations
ever.
In AM, reported
profit before tax
increased to USD 719
million, and USD 975
million on an
underlying basis, reflecting
positive operating
leverage and
the substantial
completion of
our integration
priorities. Net
new money
reached USD
30.4
billion.
The IB
saw reported
profit before
tax rise
by nearly
half to
USD 2.8 billion
and USD
2.7
billion on
an underlying
basis.
Global Markets delivered its best full-year revenues since 2013, increased its market share in equities, Foreign Exchange
and precious metals, and was recognized by Euromoney
as Europe’s best FX bank in 2025.
We generated attractive capital returns
We maintained
a robust
capital position,
with a
reported common
equity tier
1 (CET1)
ratio of
14.4% and
a CET1
leverage
ratio of 4.4%, both comfortably above our guidance.
At the same time, our performance
enables us to fulfill our commitment
to you, our shareholders, to provide
sustainably
higher returns.
In 2025,
our shareholders
benefited from
USD 6.4 billion
in total
capital returns,
with
USD 3.4 billion
coming in the form of planned dividends and the rest as share repurchases.
For the 2025 financial
year, the Board of
Directors intends to propose
a dividend of USD
1.10 per share, an
increase of
22% year over year, subject to approval at the Annual General Meeting.
In 2026, we are accruing for a mid-teen percentage increase in dividend per share. We also intend to repurchase USD 3 billion of shares in 2026,
with the aim to
do more. The amount of
additional buybacks is subject
to further clarity around
the future
regulatory regime in
Switzerland, our financial
performance and maintaining
a CET1 capital
ratio of
around
14%.
Beyond 2026, we intend to continue to pursue a progressive dividend, complemented by share repurchases that will be calibrated based on
our financial results, our
capital ratio and
the final outcome, and
timing, of the
implementation of
the new regulatory regime in Switzerland.
We continued to be a pillar of Swiss prosperity
In 2025, we were a steadfast partner
to Swiss businesses and households. Our balance sheet
for all seasons enabled us
to grant or
renew around CHF 80 billion
in loans, part
of our continued
commitment of approximately CHF 350
billion
in total lending to support growth and opportunities across Switzerland.
As the country’s third-largest private employer, and a purchaser of nearly CHF 4 billion of Swiss goods and services each year, we play a vital role in supporting the Swiss
economy. Our longstanding presence has helped cultivate talent across the
financial
sector
and
beyond,
with
many
industry
leaders
having
developed
their
expertise
at
UBS
or
one
of
its
predecessors. As a partner to the Swiss
economy, we stand at the center of
a vibrant and diversified financial ecosystem,
supporting innovative
start-ups and
investing in
the future.
By scaling
innovation and
fostering partnerships,
we help
create new jobs and ensure Switzerland continues to punch above its weight on many economic measures.
As the leading player in wealth management
in Switzerland, our firm, along with other financial
institutions, contributes
to a healthy funding environment
in our home nation. Together
we attract international assets that
increase the supply
of funds and help keep interest rates lower for Swiss families and businesses, directly supporting national prosperity.
The financial
center provides other
benefits to
Switzerland as well.
It accounts
for over
5% of
jobs and
around 9%
of
gross domestic product.
And in recent years
the financial sector has
often paid more than
one-third of all corporate
taxes
– a huge contribution to fiscal revenue. UBS,
Credit Suisse and their employees have paid around
CHF 24
billion in Swiss
taxes over the past decade alone.

Annual Report 2025 |
Letter to shareholders
4
Colm Kelleher
Chairman of the Board of Directors
Sergio P.
Ermotti
Group Chief Executive Officer
We support proportionate, targeted and internationally aligned regulation
In June 2025,
the Swiss Federal
Council published its
proposals for amendments
to Switzerland’s banking
regulation. Our
firm fully supports the Council’s ambition for Switzerland to remain one of the world’s leading financial centers with an internationally competitive
large bank
at its
core. We
also recognize
that amending
Swiss banking
regulation is
a complex,
multi-year political process, which, since
the commencement of this process,
has introduced uncertainty and negatively
impacted the relative performance of our share price compared to our peers.
So
far,
two
public consultations
have
taken place,
to
which
we
have submitted
responses. We
remain
committed
to
engaging constructively on behalf of our clients, shareholders, employees and other stakeholders.
Robust
oversight
is
essential
for
a
healthy
financial
center.
At
the
same
time,
all
parties
agree
that
any
regulatory
amendments must be
targeted, proportionate and
internationally aligned. Experience
shows that past
idiosyncratic crises
in the banking
sector mostly stemmed
from poor business
strategy and risk
management, not from
insufficient capital
requirements.
By
granting
substantial
regulatory
concessions
and
not
publicly
communicating
early
on
about
Credit
Suisse’s weaknesses,
the Swiss
authorities enabled
Credit Suisse
to muddle
through and
avoid the
market’s discipline,
forestalling timely action to adjust its business model.
Regulation
works
best
when
it
fosters
financial
stability
without
stifling
innovation
or
damaging
competitiveness.
Excessive or
narrowly focused
regulation risks
undermining the
very strengths
that have
made Swiss
banking a
global
benchmark.
Overly
restrictive
measures
lead
to
higher
costs
for
clients
and
the
broader
economy
and
reduce
the
international
competitiveness
of
the
country’s
financial
sector.
The
goal
should
be
to
preserve
Switzerland’s
unique
advantages while ensuring that its regulatory environment stays resilient and forward-looking.
With the integration of
Credit Suisse, we are creating
an even more resilient firm,
not only for our
shareholders, clients
and
employees,
but
for
all
stakeholders
and
the
whole
of
Switzerland.
Protecting
and
expanding
Switzerland’s
competitiveness is
an obligation
shared by
both
political and
economic spheres.
If
we walk
down this
path together,
Switzerland will
remain successful.
It will
remain a
country that
proves time
and again
how much
can be
achieved by
acting with clarity, responsibility and foresight
We have positioned our firm for growth
With
most
of
the
integration
work
behind
us,
we
are
well
placed
to
harvest
the
full
benefits
of
the
acquisition
and
produce
sustainably
higher
returns,
building
toward
our
ambition
to
restore
and
surpass
pre-acquisition
levels
of
profitability.
Our strategy is stronger than ever. It is anchored in our unique, globally diversified business model, which underpins the breadth and depth of our franchise and enables us to serve
clients across regions and market cycles. We are committed
to remaining
the world’s
only truly
global wealth
manager and
the number
one Swiss
universal bank,
with a
leading
Asset Management franchise and a competitive and focused Investment Bank. This approach allows us to offer the best service for clients while maintaining disciplined risk and cost management and delivering attractive capital returns.
With that
in mind,
we have
set our
ambitions for
2028, including
a reported
return on
CET1 capital
of approximately
18% and a reported cost / income ratio
of around 67%, based on the
current capital framework and assuming a CET1
capital ratio of around 14%. Each core business division will play a part, and each has clear profitability ambitions.
To get there, we have reiterated ambitious 2026 exit-rate targets. These include achieving an underlying return on CET1 capital of approximately 15%
and reducing our underlying
cost / income ratio to below
70%. These targets reflect
our
commitment to both profitability and efficiency.

Annual Report 2025 |
Letter to shareholders
5
We also aim
to maintain a
robust capital position,
with a CET1
capital ratio of
around 14% and
a CET1 leverage
ratio
above 4%. These goals
underscore our disciplined approach
toward a strong capitalization
of our firm as
we finish the
final stages of the Credit Suisse integration and continue to unlock new opportunities for growth.
In the US, we advanced our strategy
in 2025 by applying for a national
bank charter, an important step in improving
our
performance in
the world’s
largest wealth
market. Over
time, this
will allow
us to
build a
platform offering
a broader
suite of banking
products to clients,
including traditional bank
accounts. This application
received conditional approval
in January 2026.
Crucially, our firm
continues to deepen
collaboration across divisions,
regions and functions,
strengthening our One
Bank
concept to
bring the
full power
of our
franchise to
clients. This
integrated approach,
combined with
a focus
on high-
growth
segments,
such
as
high
net
worth
clients,
alternatives
and
banking,
puts
us
in
a
position
to
capture
new
opportunities and
expand our
market share
in key
regions. Our
unified culture
is the
cornerstone of
our long-term
success.
This risk-aware
mindset empowers
every employee
to do
the right
thing, keeps
clients at
the heart
of our
actions and
fosters pride in being part of a trusted, resilient firm.
We are harnessing the power of AI and technology
In 2025, we
accelerated artificial intelligence (AI)
implementation to increase employee
productivity and enhance client
service. Using AI-powered chatbots we’re
delivering seamless, instant mobile banking
support for 1.2
  million clients, and
our analytics
tools in
call centers
are providing
instant insights
to improve
service and
boost efficiency.
We’re enabling
our people to work
smarter and faster
through our in-house
AI assistant, Red,
and Microsoft 365
Copilot, which are
now
deployed
across
the
firm.
Using
digital
assistants,
we’re
advancing
the
pace
and
scale
of
software
development
and
driving innovation and process reengineering. By the end of 2025, we had 380 live use cases.
We deepened
our strategic
relationships with
technology companies
and academia,
launching the
Oxford-UBS Centre
for Applied AI with the
University of Oxford to develop
pioneering AI research and solutions
to implement at scale
across
UBS.
With a
client-led approach
to
digital assets,
we
are building
out core
infrastructure and
exploring targeted
offerings,
focusing on tokenized real-world
assets and digital money.
For example, we are
developing our tokenized money
market
fund, uMINT, using our
in-house UBS Tokenize service and
developing our UBS Digital Cash
tokenized deposit solution.
We are also evaluating stablecoin use cases and exploring client access to cryptocurrencies.
We are rooted in responsibility
Long-term success is about
more than execution and
growth. It is rooted
in the responsibility we
share to help shape
a
more sustainable
future –
for our
clients, for
our people
and for
the communities
where we
operate. In
2025, we
bolstered
the foundations of our sustainability and impact agenda, as set out in our Sustainability Report.
We support clients as
they transition to a
low-carbon economy, assessing climate-related
risks and opportunities across
our business to create
value for clients, shareholders
and other stakeholders. In
2025, we progressed toward
our scope 1
and 2
net zero
targets, reducing
emissions by
48% through
our energy
reduction initiatives
and renewable
electricity
usage. For scope
3, we remain
committed to our
lending decarbonization
targets in key
sectors and
to further developing
our approach to transition finance.
At the same time, we continued to improve
our climate risk management capabilities, including identifying, measuring, monitoring,
managing
and
reporting
climate-related risks,
while
further
embedding
regulatory
requirements
into
our
financial risk management and stress testing frameworks. Our efforts remain anchored in our ambition to be a leader in sustainability. Our
progress is
reflected in
key ESG
ratings, with
MSCI reaffirming
our AA
score and
continued performance
in the S&P Global Corporate Sustainability Assessment.

Annual Report 2025 |
Letter to shareholders
6
The 2026 Annual General Meeting
At the upcoming
Annual General Meeting, we will propose Markus Ronner to join the
Board of Directors of UBS Group
AG
as
Vice
Chairman.
We
have
also
nominated
Agustín
Carstens
and
Luca
Maestri
for
election
to
the
Board.
Lukas
Gähwiler will not
stand for re-election.
After an exceptionally
successful career spanning
45 years, he
decided to retire
from his
role as
Vice Chairman,
concluding his
long career
in banking,
which included
several leadership
roles at
UBS.
William C. Dudley
and Jeanette Wong
also decided to
step down after
seven years on
the Board. We
extend our deep
appreciation to those stepping down for their commitment and contributions over the past years.
Also at the
Annual General Meeting, you will
be asked to vote on the
proposed increase in dividends, the
Compensation
Report and the UBS Group Sustainability Report.
Building
on
our
achievements
in
2025,
we
enter
2026
confident
in
our
strategy
and
our
ability
to
deliver.
We
are
positioned
to
generate
sustainably
higher
returns
and
long-term
value
for
all
stakeholders.
We
are
energized
by
the
opportunities ahead and dedicated to building an even stronger firm.
Thank you for
your ongoing support.
We look forward
to welcoming you
to the 2026
  Annual General Meeting, which
will take place on 15 April in Basel, Switzerland.
Yours sincerely,
Colm Kelleher
Sergio P. Ermotti
Chairman of the Board of Directors
Group Chief Executive Officer

Annual Report 2025 |
Letter to shareholders
7
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
Contacts
Switchboards
For all general inquiries
ubs.com/contact
Zurich +41-44-234-1111
London +44-207-567-8000
New York +1-212-821-3000
Hong Kong SAR +852-2971-8888
Singapore +65-6495-8000
Investor Relations
UBS’s Investor Relations team manages
relationships with institutional investors,
research analysts and credit rating agencies.
ubs.com/investors
Zurich +41-44-234-4100
New York +1-212-882-5734
Media Relations
UBS’s Media Relations team manages
relationships with global media and
journalists.
ubs.com/media
Zurich +41-44-234-8500
mediarelations@ubs.com
London +44-20-7567-4714
ubs-media-relations@ubs.com
New York +1-212-882-5858
mediarelations@ubs.com
Hong Kong SAR +852-2971-8200
sh-mediarelations-ap@ubs.com
Office of the Group Company Secretary
The Group Company Secretary handles
inquiries directed to the Chairman or to other
members of the Board of Directors.
UBS Group AG, Office of the
Group Company Secretary
P.O.
Box, CH-8098 Zurich, Switzerland
sh-company-secretary@ubs.com
Zurich +41-44-235-6652
Shareholder Services
UBS’s Shareholder Services team, a unit
of the Group Company Secretary’s office,
manages relationships with shareholders
and the registration of UBS Group AG
registered shares.
UBS Group AG, Shareholder Services
P.O.
Box, CH-8098 Zurich, Switzerland
sh-shareholder-services@ubs.com
Zurich +41-44-235-6652
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
© UBS 2026. The key symbol and UBS are among the registered and unregistered trademarks of UBS. All rights reserved.

Annual Report 2025
8
Our key figures
UBS Group key figures
As of or for the year ended
USD m, except where indicated 31.12.25 31.12.24 31.12.23
Group results
Total revenues
49,573
48,611
40,834
Negative goodwill
27,264
Credit loss expense / (release)
524
551
1,037
Operating expenses
40,197
41,239
38,806
Operating profit / (loss) before tax
8,853
6,821
28,255
Net profit / (loss) attributable to shareholders
7,767
5,085
27,366
Diluted earnings per share (USD)
1
2.36
1.52
8.30
Profitability and growth
2
Return on equity (%)
3
8.8
6.0
36.9
Return on tangible equity (%)
3
9.5
6.5
40.8
Underlying return on tangible equity (%)
3,4
12.1
8.5
4.1
Return on common equity tier 1 capital (%)
3
10.8
6.7
41.8
Underlying return on common equity tier 1 capital (%)
3,4
13.7
8.7
4.2
Revenues over leverage ratio denominator,
gross (%)
3
3.1
3.0
2.9
Cost / income ratio (%)
3,5
81.1
84.8
95.0
Underlying cost / income ratio (%)
3,4,5
74.4
79.5
87.2
Effective tax rate (%)
11.9
24.6
3.1
Net profit growth (%)
3
52.7
(81.4)
258.7
Resources
2
Total assets
1,617,427
1,565,028
1,716,924
Equity attributable to shareholders
90,213
85,079
85,624
Common equity tier 1 capital
6
71,262
71,367
78,002
Risk-weighted assets
6
493,397
498,538
546,505
Common equity tier 1 capital ratio (%)
6
14.4
14.3
14.3
Going concern capital ratio (%)
6
18.5
17.6
16.8
Total loss-absorbing capacity ratio (%)
6
38.0
37.2
36.4
Leverage ratio denominator
6
1,622,438
1,519,477
1,695,403
Common equity tier 1 leverage ratio (%)
6
4.4
4.7
4.6
Liquidity coverage ratio (%)
7
182.6
188.4
215.7
Net stable funding ratio (%)
116.1
125.5
124.7
Other
Invested assets (USD bn)
3,8
7,005
6,087
5,714
Internal and external personnel
9
119,589
128,983
138,462
Internal personnel (full-time equivalents)
103,177
108,648
112,842
Market capitalization
10,11
155,760
105,719
107,355
Total book value per share (USD)
10
29.18
26.80
26.68
Tangible book value per share (USD)
10
26.93
24.63
24.34
Credit-impaired lending assets as a percentage of total lending assets, gross (%)
3
0.9
1.0
0.8
Cost of credit risk (bps)
3
8
9
19
1 Refer to “Share information and earnings per share” in the “Consolidated financial statements” section of this report for more information.
2 Refer to the “Targets, capital guidance and ambitions” section of this report for more information
about our performance targets.
3 Refer to “Alternative
performance measures” in the
appendix to this report
for the relevant definition(s)
and calculation method(s). Each
alternative
performance measure (APM) that qualifies as a non-GAAP measure as defined by US Securities and Exchange Commission (SEC)
regulations is designated as such in the table of APMs in
the appendix to this report.
4 Refer to the “Group performance” section
of this report for more information about
underlying results.
5 Negative goodwill is not used in the
calculation as it is presented in a
separate reporting line and is not
part of total revenues.
6 Based on the Swiss systemically
relevant bank framework. Refer
to the “Capital management” section of
this report for more information.
7 The disclosed ratios
represent averages for
the fourth quarter of each year presented,
which were calculated based on an
average of 64 data points in
the fourth quarter of 2025, 64
data points in the fourth quarter
of 2024 and 63 data points
in the fourth
quarter of 2023. Refer to the “Liquidity and funding management” section of this report for more information.
8 Consists of invested assets for Global Wealth Management, Asset Management (including invested assets from associates) and Personal & Corporate Banking.
Refer to “Note 30 Invested assets and
net new money” in the “Consolidated
financial statements” section of this report
for more information.
9 Represents
full-time equivalents for internal personnel and workforce count for external personnel.
10 Refer to the “UBS shares” section of this report for more information.
11 The calculation of market capitalization reflects
total shares issued multiplied by the share price at the end of the period.
Alternative performance measures
An alternative
performance measure
(an APM)
is a
financial measure
of historical
or future
financial performance,
financial
position
or
cash
flows
other
than
a
financial
measure
defined
or
specified
in
the
applicable
recognized
accounting
standards or in
other applicable regulations.
We report a
number of APMs
in the discussion
of the financial
and operating
performance of the Group, our business
divisions and Group Items. We use APMs
to provide a more complete picture of
our
operating
performance
and
to
reflect
management’s
view
of
the
fundamental
drivers
of
our
business
results.
A
definition of each APM,
the method used to
calculate it and the
information content are
presented under “Alternative
performance measures” in
the appendix to
this report. Each
APM that qualifies
as a non-GAAP
measure as defined
by
US Securities and Exchange Commission (SEC) regulations is designated as such in the table of APMs in the appendix to this report.
›
Refer to “Alternative performance measures” in the appendix to this report for additional information
›
Refer to the “Group performance” section of this report for additional information about underlying results

Annual Report 2025
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
UBS AG and its consolidated subsidiaries
“Credit Suisse AG”
Credit Suisse AG and its consolidated subsidiaries,
before the merger
with UBS AG
“Credit Suisse Group” and “Credit Suisse” Credit Suisse Group AG and its consolidated subsidiaries, before the acquisition by UBS
“UBS Group AG” and “UBS Group AG standalone” UBS Group AG on a standalone basis
“Credit Suisse Group AG” Credit Suisse Group AG on a standalone basis, before the merger with
UBS Group AG
“UBS AG standalone” UBS AG on a standalone basis
“UBS Switzerland AG” and “UBS Switzerland AG standalone”
UBS Switzerland AG on a standalone basis
“UBS Europe SE” and “UBS Europe SE consolidated”
UBS Europe SE and its consolidated subsidiaries
“UBS Europe SE standalone” UBS Europe SE on a standalone basis
“UBS Americas Holding LLC”
UBS Americas Holding LLC and its consolidated subsidiaries
“1m” One million, i.e. 1,000,000
“1bn” One billion, i.e. 1,000,000,000
“1trn” One trillion, i.e. 1,000,000,000,000
In this report, unless the context requires otherwise, references to any gender shall apply to all genders.
Comparability
Profit and loss
and other flow-based
information for
the years
ended 31 December
2025 and
31 December 2024
is based
entirely on consolidated data following the acquisition of the
Credit Suisse Group. Comparative information for the year
ended 31 December
2023 includes
seven months
(June to
December 2023)
of post-acquisition
consolidated data
and
five months of UBS Group data only (January to May 2023).
Balance sheet
information as
at 31
December 2025,
as at
31 December 2024
and as
at
31 December 2023
is based
entirely on post-acquisition consolidated information.

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
2025, the
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

Annual Report 2025

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
(TBTF)
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
US subsidiaries,
and
our
wealth
management
subsidiaries
across
Europe
were
merged
into
UBS
Europe
SE,
our
Germany-headquartered
European intermediate parent
undertaking.
In 2019, we
merged UBS Limited,
our UK-headquartered subsidiary,
into UBS
Europe SE.
2023 was
another defining
moment in
our history,
as we
acquired the
Credit Suisse
Group, a
global systemically
important
financial
institution
and
a
major
wealth
manager
headquartered
in
Switzerland,
which
was
founded
in
1856.
The
acquisition followed
a request
from the
Swiss Federal
Department of
Finance, the
Swiss National
Bank and
the Swiss
Financial Market Supervisory
Authority (FINMA), with
support from other
supervisors, to UBS
Group AG and
Credit Suisse
Group AG
to give
due consideration
to the
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
In 2024 and 2025, several mergers of subsidiaries and other
developments in our legal entity structure were effected, as the process of integrating
Credit Suisse progressed further.
The mergers included those
of UBS AG and Credit
Suisse AG,
and UBS Switzerland AG and Credit Suisse (Schweiz) AG, both in 2024, and that of UBS Americas Inc. and Credit Suisse
Holdings (USA), Inc. in 2025. In
addition, the transition to a
single US intermediate holding company was
completed in
2024,
and, in
2025,
UBS Europe SE was
established
as the
single EU
intermediate parent
undertaking.
Also in
2025,
Credit Suisse International
transferred substantially all
of its residual
business and the
related products to
UBS AG London
Branch and UBS
Europe SE. The chart
below gives an
overview of our
principal legal entities
and our legal
entity structure
as of 31 December 2025.
›
Refer to ubs.com/history
for more information
›
Refer to the “Integration of Credit Suisse” section of this report for more information
The legal structure of the UBS Group as of 31 December 2025
1
Asian Private Banker (April 2025) and UBS estimate.

Annual Report 2025 |
Our strategy, business model and environment | Integration of Credit Suisse

Our strategy, business model and
environment
Management report
Integration of Credit Suisse
On 12 June
2023, UBS Group
AG acquired
Credit Suisse
Group AG,
succeeding
by operation
of Swiss law
to all assets
and
liabilities
of Credit
Suisse Group
AG.
Since the
acquisition, we
have significantly simplified
our
legal entity
structure across
key
jurisdictions, having merged
UBS AG and
Credit Suisse AG
in
May
2024
and
having completed
the
transition to
a
single US
intermediate holding
company and
the merger
of UBS Switzerland
AG and Credit
Suisse (Schweiz)
AG in July
2024.
In 2025,
we merged
Credit
Suisse
Holdings
(USA),
Inc.
with
UBS
Americas
Inc,
deregistered
Credit
Suisse
Securities
(USA) LLC
as a
broker-dealer
and established
UBS Europe
SE as
the single
EU intermediate
parent
undertaking.
Moreover,
Credit
Suisse
International transferred
substantially all of its residual business and the related products to UBS AG London Branch and
UBS Europe
SE.
In the first quarter of 2025,
we completed
the consolidation
of our
branch network
in Switzerland,
having merged
95
branches with existing ones since the merger of UBS Switzerland AG and Credit Suisse (Schweiz) AG.
Throughout
2025,
we
also
continued
to
make
excellent
progress
with
respect
to
client
account
migrations
and
infrastructure decommissioning.
By the
end of
the fourth
quarter of
2025, 85%
of Swiss-booked
accounts had
been
migrated, including substantially all
of the targeted Personal
& Corporate Banking client
accounts. We remain on
track
to complete the migrations of the Swiss-booked client accounts by the end of the first quarter of 2026.
In
2025,
we
realized
a
total
of
USD 3.2bn
in
gross
cost
savings.
Cumulative
gross
cost
savings
at
the
end
of
2025
amounted to USD 10.7bn compared with the 2022 combined cost
base of UBS and Credit Suisse. In the
fourth quarter
of 2025, we
identified additional synergies that
enabled us to
increase our ambition for
annualized exit rate
gross cost
savings by the end of 2026 from around USD 13bn to approximately USD 13.5bn.
As of
31 December 2025,
our Non-core
and Legacy
division had
decommissioned 73%
of its
applications. It
has also
delivered a
reduction of
around 80%
in underlying
operating expenses
(excluding litigation)
compared with
the 2022
combined
baseline
and
delivered
a
67%
reduction
in
risk-weighted
assets
(RWA)
since
the
second
quarter
of
2023.
Having already achieved a reduction of credit and market risk RWA to around
USD 5bn, we are well positioned to meet
our ambition of
around USD 4bn by the
end of 2026. We
also have a
2026 exit rate
ambition of around USD 0.5bn
in
underlying operating expenses (excluding litigation).
In March 2025, we completed the sale of Select Portfolio Servicing, the US mortgage servicing business of Credit Suisse,
which was managed
in Non-core and
Legacy. We recognized
a gain of
USD 97m upon the
completion of the
transaction,
and the
completion reduced
the Group’s
RWA by
around USD 1.3bn
and the
Group’s leverage
ratio denominator
by
around USD 1.7bn.
In October
2024, we
entered into
an agreement
to sell
to American Express
Swiss Holdings GmbH
(American Express)
our 50% interest in Swisscard AECS GmbH
(Swisscard). At the same time, we entered
into an agreement with Swisscard
to
transition the
Credit Suisse-branded
card portfolios
to UBS.
The
purchase of
the
card portfolios
was
completed in
January 2025. In
January 2026,
we completed
the sale
of our
50% interest in
Swisscard to
American Express, and
we
expect to record a gain on sale in the first quarter of 2026. As previously disclosed, this gain is expected to largely offset the effects related to
the prior Swisscard transactions
recorded in the first
quarter of 2025 (an
expense of USD 180m and
a gain of USD 64m) and the fourth quarter of 2024 (an expense of USD 41m).
›
Refer to “Note 28 Changes in organization and acquisitions and disposals of subsidiaries and businesses” in the “Consolidated financial statements” section of this report for more information
We expect to substantially complete the integration of Credit Suisse by the end of 2026.

Annual Report 2025 |
Our strategy, business model and environment | Integration of Credit Suisse

Remediation of Credit Suisse material weaknesses
In March 2023, prior
to the acquisition by UBS
Group AG, the Credit
Suisse Group and Credit
Suisse AG disclosed that
their management had identified material
weaknesses in internal control over financial
reporting as a result of which the
Credit Suisse Group and Credit Suisse AG had concluded that, as of 31 December 2022 and 2021, their internal control over financial
reporting
was not
effective.
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
Since
the
Credit
Suisse
acquisition,
UBS
has
executed
a
remediation
program
to
address
the
identified
material
weaknesses and has implemented additional controls and procedures.
As
of
31 December 2024,
management assessed
that the
changes to
internal
controls made
to
address
the material
weaknesses
relating
to
the
classification
and
presentation
of
the
consolidated
statement
of
cash
flows,
as
well
as
assessment and communication
of the severity
of deficiencies, were
designed and operating
effectively. The remaining
material
weakness
related
to
the
risk
assessment of
internal
controls. During
2024,
UBS
integrated
the
Credit Suisse
control framework into
the UBS internal
control framework and
risk assessment and
evaluation processes. In
addition,
UBS reviewed the
processes, systems and internal
controls in connection with
the integration of
Credit Suisse into
UBS
and implemented additional processes and controls to reflect the increase in complexity of the accounting and financial
control
environment
following
the
acquisition.
Management
assessed
that
the
risk
assessment
process
was
designed
effectively.
However,
considering
the
increased
complexity
of
the
internal
accounting
and
control
environment,
the
remaining
migration efforts still
underway and limited
time to demonstrate
operating effectiveness and
sustainability of the
post-
merger integrated
control environment, management
concluded that additional
evidence of
effective operation of
the
remediated
controls
was
required
to
conclude
that
the
risk
assessment
processes
were
operating
effectively
on
a
sustainable basis. In
light of the
above, management concluded
that there was
a material weakness
in internal control
over financial reporting at 31 December 2024.
As
of
31 December
2025,
UBS
management
has
assessed
the
effectiveness
of
UBS’s
risk
assessment
process
and
concluded that changes made to the risk assessment processes were designed and operating effectively, with significant integration and migration steps completed. UBS management
has therefore concluded that the risk assessment
material
weakness has been remediated.
›
Refer to “Management’s report
on internal control over financial reporting” in the “Consolidated financial statements” section of
this report for more information about management’s
assessment of internal control over financial reporting as of 31 December
2025 and the remediation of Credit Suisse material weaknesses

Annual Report 2025 |
Our strategy, business model and environment | Our strategy

Our strategy
UBS – who we are
We are the
world’s only
truly global
wealth manager
and the
leading bank
in Switzerland.
These key
pillars of
our strategy
are enhanced by our
focused and competitive asset management
and investment banking capabilities. Staying
close to
our clients, whether they
are individuals, institutions or
businesses, and providing financial
advice and solutions to
help
them
to
achieve
their
goals
is
at
the
heart
of
what
we
do.
We
have
a
capital-generative
and
well-diversified
global
business model with strong competitive positions in our target markets and the regions in which we operate.
Our business
model, including
our regional
diversification, with
our deep-rooted,
risk-aware culture,
superior client
service
and prudent capital
management,
is built on
our respected brand
and has made
it possible to
sustainably grow profits
and deliver attractive capital returns to shareholders over the long term.
We are focused on driving sustainable long-term growth while maintaining risk and cost discipline
Our objective is to generate value for our stakeholders by driving sustainable long-term structural growth and attractive capital returns. To
accomplish this, we
are building on
our scale, content
and solutions, while
remaining disciplined on
capital, risk and costs. Maintaining a balance sheet for all seasons remains a foundation of our success and a significant source of strength
and resilience.
This provides us
with the
capacity to
invest strategically
and enables
us to
deliver against
our financial targets and ambitions, which
are outlined in the “Targets,
capital guidance and ambitions” section of this
report.
Our growth plans
are rooted
in an attractive
business mix,
that is also
a source of
competitive strength,
and are supported
by collaboration
between our
businesses. Our
asset-gathering businesses
generate close
to 60%
of our
revenues
1
and
are characterized
by being
structurally attractive
from a
capital consumption
perspective,
representing around
39% of
our risk-weighted assets (RWA).
1
Around another third of our RWA
1
are in Personal & Corporate Banking in Switzerland,
our home market and an attractive, stable and
well-diversified economy, with low historic credit losses.
Furthermore, we
operate a capital-efficient Investment Bank, which is limited to 25% of Group RWA.
1
Our aim is to create long-term sustainable value.
We also have a responsibility to the communities in
which we live and
operate, and
to our
employees. We
have outlined
selected environmental,
social and
governance (ESG)
aspirations, which
are aligned with our financial targets and ambitions.
We have a global, diversified business model
Our invested
assets of
more than
USD 7trn are
regionally diversified
across the
globe. We
give our
clients access
to a
broad,
relevant
and
customizable
range
of
solutions,
which,
together
with
our
thought
leadership
and
capabilities,
position us well
to become their
partner of choice.
Our strategic ambitions
reflect the long-term
outlook on demographic
and social trends affecting wealth distribution, product demand and client experience.
We are among
the market leaders
in the
Americas, the
world’s largest
wealth pool
and one of
the fastest-growing
wealth
markets. Around half of the
invested assets our wealth management
clients entrusted us with are
booked in that region.
Following the acquisition
of Credit Suisse,
the Investment
Bank has
invested in growing
its Global
Banking and Global
Markets capabilities in the region, and is focused on cross-regional and cross-divisional collaboration to drive growth.
Asia Pacific is our fastest-growing
region, and where we continue
to lead as the
largest wealth manager
2
and remain a
consistent top-tier
investment bank.
We are
further investing
in and
growing our
businesses to
deliver leading
capabilities,
capitalizing on market momentum in the Hong Kong SAR and the mainland of China, leveraging strong cross-divisional collaboration and global connectivity, and
driving growth through a diversified
footprint, with the Hong
Kong SAR and
Singapore as the regional
hubs, as well
as strategic partnerships in
markets such as Japan
and India. In
2025, our total
invested assets in Asia Pacific surpassed the USD 1trn milestone for the first time.
In EMEA, we are one of the largest wealth
managers, and we are focused on deepening our share
of wallet with EMEA-
domiciled global clients, while further driving profitability in select key markets, including the Middle East.
Finally, in Switzerland we have a highly integrated
business model and aim to reinforce our position
as the leading bank.
We are
driving our
digital transformation, enhancing
the client
experience and improving
efficiency, while
focusing on
capturing growth opportunities.
In 2025, UBS
was again named
Best Bank in
Switzerland by
Euromoney
, for the
eleventh
time since 2012. Our
role as a trusted
partner to the Swiss
economy remains central to
our strategy. This is
reflected in
our substantial
contribution to
the Swiss
economy, including,
among other
aspects, a
lending volume
commitment of
CHF 350bn.
We deliver integrated coverage for clients by collaborating as one UBS
We are committed to serving
our clients as one
firm, with collaboration across
our business divisions being
a cornerstone
of our strategy
and a key
differentiator,
as we deliver
the full value
of the firm
to clients. For
example, our asset-gathering
businesses work
in synergy
to offer
clients a
comprehensive product
suite paired
with exclusive,
personalized services.
The Investment Bank complements these by delivering insights, execution capabilities and risk management expertise to both wealth management clients with complex needs and Swiss corporate clients.

Annual Report 2025 |
Our strategy, business model and environment | Our strategy

In today’s
interconnected world, our
wealth management
clients are
becoming increasingly
global and
mobile in
both
their business and personal
lives, demanding comprehensive, seamless,
multi-jurisdictional financial solutions. With
our
unmatched global footprint and
best-in-class solutions, we are well
positioned to connect our clients
to the firm across
jurisdictions in a systematic and integrated manner.
We are investing in our technology to improve the client experience and enhance employee productivity
We continue to focus on investing in a resilient and secure technology infrastructure that is designed to help ensure the stability
of
our
services
for
our
clients
and
employees
worldwide.
This
includes
investments
to
strengthen
our
core
platforms, modernize
applications and enhance system reliability,
in an increasingly complex environment.
Since
our
acquisition
of
the
Credit
Suisse
Group
in
2023,
one
of
our
key
focus
areas
has
been
the
integration
of
technology and
operations. We
continue to
rapidly advance
in this
space, with
approximately 1,600
Credit Suisse
business
applications
decommissioned
by
the
end
of
2025
(55%
of
those
in
scope)
and
around
85%
of
Swiss-booked
client
accounts transferred. In addition, our strong
technology foundation has facilitated an overall
seamless integration across
the Group, including the migration of businesses and client accounts to the UBS platforms.
›
Refer to the “Integration of Credit Suisse” section of this report for more information
We also continue
to strengthen our
technology position, with
a focus on
accelerating our Group
artificial intelligence (AI)
strategy
to
achieve
impactful
outcomes
more
quickly
and
incrementally.
In
2025,
we
appointed
a
Chief
Artificial
Intelligence Officer to
support UBS’s transformation into
a fully AI-enabled
institution. We are
moving quickly to adopt
AI throughout
the
Group to
reshape
business capabilities
and enhance
employee productivity,
and
we are
constantly
developing and exploring new
opportunities, from more traditional automation
to agentic AI solutions.
Our AI strategy
is centered around nine large-scale
transformational AI initiatives. These initiatives are
designed to have a broad
impact
across the Group,
increasing efficiency and
improving processes and
systems. For example,
we are implementing
the next
generation of software development,
which includes the widespread
deployment of AI-augmented development
tools,
enabling engineers
to deliver faster,
more innovative
and scalable solutions
and streamlining UBS’s
software development
cycle.
To support our employees, we
are upskilling and reskilling employees
in AI and adjacent technologies
through specific AI
training to
ensure innovation
is embedded
responsibly and
effectively. We
also continue
to invest
in partnerships
with
leading
academic
institutions
worldwide
and
other
key
players,
to
develop
ideas,
drive
positive
outcomes
across
the
Group and
foster pioneering
AI research.
For example,
we have
announced the
launch of
the Oxford-UBS
Centre for
Applied Artificial Intelligence, focusing on three key research areas (society, economy and the future of AI). This enables
us to explore pioneering applications and practical solutions that can be implemented at scale across the Group.
These efforts
are
underpinned by
an
AI framework
and policy
that have
been designed
to safeguard
the interests
of
clients, employees and stakeholders. In parallel,
we maintain a strong focus
on operational resilience, cybersecurity and
data protection to support keeping our platforms secure, stable and available at all times.
›
Refer to the “Risk management and control” section of this report for more information
In
addition,
we
are
actively
building
out
foundational
digital
asset
infrastructure
to
launch
a
range
of
new
products
addressing evolving client needs. For example,
we are investing in our solutions
for the tokenization of real-world assets,
such as UBS Tokenize
. We are
also developing digital
money offerings, such
as our
UBS Digital Cash
tokenized deposit
solution, and we are evaluating stablecoins. Finally, we are also exploring access to cryptocurrencies.
Supporting sustainability
We are guided by our ambition to
be a leader in sustainability.
This is reflected in our vision to be
the bank for the next
generation. To
help us realize
that vision, our sustainability
and impact strategy is
based on three
overarching strategic
pillars: Protect, Grow and Attract.
›
Refer to the UBS Group Sustainability Report 2025, available under “Annual reporting” at ubs.com/investors , for more information
1
Excluding Non-core and Legacy.
2
Asian Private Banker (April 2025) and UBS estimate.

Annual Report 2025 |
Our strategy, business model and environment | Targets, capital guidance and ambitions

Targets, capital guidance and ambitions
We remain committed to the Group’s 2026 exit-rate financial
targets and long-term ambitions. We are targeting, by
the
end of 2026,
an underlying return
on common equity
tier 1 (RoCET1) capital
of around 15%
(exit rate) and
an underlying
cost / income ratio of less than 70% (exit rate). For 2028, our ambition is to deliver reported RoCET1 of around 18% in
2028 (based on
the current capital
framework and assuming
a common
equity tier 1 (CET1)
capital ratio
of around
14%).
Supporting this is
a recently introduced
ambition to deliver
a reported cost / income
ratio of around
67%. We are
well
positioned to deliver on those
targets and ambitions, and we
believe that our scale and
client franchises, as well as
the
completion of the integration, will enable us to achieve sustainable higher returns.
The graphic below shows our Group financial targets, capital guidance and long-term ambitions.
As of the end of
2025 our cumulative gross cost
savings amounted to USD 10.7bn compared with
the 2022 combined
cost base
of UBS
and Credit
Suisse. We
have identified
additional synergies,
enabling us
to increase
our ambition
for
annualized exit-rate gross cost savings by the end of
2026 from around USD 13bn to approximately USD 13.5bn. Gross cost savings
will provide
the necessary
capacity for
investment in
capabilities, talent
and technology
to deliver
on our
2028 ambitions.
Group targets, ambitions and guidance
We are on track to deliver on our exit-rate targets upon completion of the integration by the end of 2026:
– an underlying RoCET1 of around 15%;
– an underlying cost / income ratio of less than 70%; and
– gross cost savings of around USD 13.5bn compared with the 2022 combined cost base of UBS and Credit Suisse.
As we complete
the integration, we
believe our scale
and client franchises
will position us
to sustainably deliver
higher
returns.
We
aim
to
deliver
reported
RoCET1
of
around
18%
in
2028
(based
on
the
current
capital
framework
and
assuming a CET1 capital ratio of around 14%) and a reported cost / income ratio of around 67% in 2028.
Our capital guidance remains unchanged, and we aim to maintain:
–
a CET1 capital ratio of around 14%;
– a CET1 leverage ratio of greater than 4.0%; and
– a UBS AG standalone CET1 capital ratio of between 12.5% and 13.0%.
For our business divisions we have the following ambitions:
–
for Global Wealth Management, more than USD 5.5trn of invested assets by the end of 2028, more than USD 200bn
of net new assets per annum from 2028 and a reported cost / income ratio of around 68%;
–
for Personal
& Corporate
Banking, a
reported cost / income
ratio of
around 48%
in 2028
and a
reported return
on
attributed equity of around 19% over the medium term;
–
for Asset Management, a net
new money growth rate of
around 3% (through the cycle)
and a reported cost / income
ratio of around 65% in 2028;
–
for the Investment Bank, a reported return on attributed equity of around 15% (through the cycle); and
– for Non-core and Legacy, underlying operating expenses (excluding litigation) of around USD 0.2bn in 2028.

Annual Report 2025 |
Our strategy, business model and environment | Targets, capital guidance and ambitions

Our aspirations
on environmental, social
and governance
(ESG) matters
are set out
in the UBS
Group Sustainability
Report
2025, available under “Annual reporting” at ubs.com/investors .
Performance
against
these
targets,
capital
guidance
and
ambitions
is
taken
into
account
when
determining
variable
compensation.
›
Refer to “Society” and “Our focus on sustainability”
in the “Our stakeholders” section and to the “Corporate governance” section of this report for more information about ESG matters
›
Refer to the “Compensation” section of this report for more information about variable compensation
›
Refer to “Alternative performance measures” in the appendix to this report for definitions of and further information about our
performance measures

Annual Report 2025 |
Our strategy, business model and environment | Our businesses

Our businesses
We
operate
through
five
business
divisions:
Global
Wealth
Management,
Personal
&
Corporate
Banking,
Asset
Management,
the
Investment
Bank
and
Non-core
and
Legacy.
With
significant
presences
in
the
largest
and
fastest-
growing markets, our
global reach and
the breadth and
depth of our
expertise are major
assets that set
us apart from
our competitors. We see collaboration, both within and
between business divisions and regions, as key to
delivering on
our growth
objectives. Our
Group functions
are support
and control
functions that
provide services
to the
Group. Virtually
all costs incurred by the Group functions are allocated to the business divisions, leaving a residual amount that we refer
to as Group Items in our segment reporting.
Global Wealth Management
We are the world’s only truly
global wealth manager, dedicated to serving high
and ultra high net worth individuals, as
well
as
select
institutional
clients,
through
trusted
advisor
and
financial
intermediary
relationships.
Our
global
reach
combined with local
expertise, Chief Investment
Office (CIO)-led investment
approach, comprehensive solutions
platform
and premium brand are key differentiators.
Global
Wealth Management
is
jointly
managed by
two Co-Presidents
and
organized into
five
regional
business units
covering the US, Latin America, Asia Pacific, EMEA and Switzerland, as well as capability business units, such as the CIO and GWM Solutions, and support units.
Altogether, these units help to efficiently deliver
research and solutions, tied to
the CIO-led value proposition,
to our clients – leveraging our global scale and local implementation.
For regional financial reporting
purposes, we disclose selected
information about the Americas,
Asia Pacific, EMEA and
Switzerland regions, and Divisional items.
Our business
We help clients to protect and grow their investments
and pursue what matters most to
them through advice, expertise,
and tailored solutions.
We offer clients
advice on wealth planning
to sustainably increase
their wealth over
the long term through
a broad range
of solutions, including discretionary or
advisory mandates and investment
funds where we have distribution
agreements.
These
solutions
represent
USD 2.1trn
in
fee-generating
assets
globally,
which
is
a
subset
of
total
invested
assets
of
USD 4.8trn. The remaining invested assets
represent advisory assets or assets generating
primarily transaction-based and
interest income,
mainly from trading, cash, deposits and lending services.
With discretionary mandates, clients delegate
investment
decisions
to
UBS
and
benefit
from
our
full
investment
capabilities,
including
portfolio
management,
instrument selection and access
to leading external managers
across traditional, sustainable and
alternative asset classes.
With advisory
mandates, clients
make their
own investment
decisions, supported
by professional
advice and
portfolio
monitoring guided by the UBS House View
. Our investment offering covers a broad
range of instruments, including cash
equities, cash
bonds, money
market instruments,
investment funds,
structured products
and alternative
solutions that
provide access
to private
markets, hedge funds
and real
estate assets.
We typically
generate recurring
net fee
income,
which is primarily linked to the value of the fee-generating assets. This fee income includes portfolio management fees, asset-based fund fees, custody fees and administrative fees. We also generate transaction-based income, which consists
primarily
of
brokerage
revenues,
trading
revenues,
foreign
exchange
fees
and
other
charges
linked
to
specific
client
transactions.
›
Refer to “Alternative performance measures” in the appendix to this report for the definition and calculation method of invested
assets, fee-generating assets, net new money and net new assets
›
Refer to “Note 30 Invested assets and net new money” in the “Consolidated financial statements” section of this report for more
information about invested assets and net new money
Beyond our investment
solutions, we offer a
comprehensive range of banking
services, including lending and
deposits.
Our lending offering
includes securities-based lending,
mortgages, structured products
and tailored solutions
designed
to meet more sophisticated borrowing needs of our
clients – including select institutional clients – and
their businesses.
As
of
31 December
2025,
our
lending
portfolio
amounted
to
USD 327bn
globally
and
generated
revenues
primarily
through net interest income.
In terms of deposits, we provide
clients with flexibility and convenient
access to their funds.
These deposits, which also contribute to net interest income, totaled USD 479bn globally as of 31 December 2025. Our broad-based
investment
and
banking
solutions
help
us
attract
net
new
money
from
new
and
existing
clients.
This,
combined with dividends and interest, drives net new assets.

Annual Report 2025 |
Our strategy, business model and environment | Our businesses

Our CIO-led
value proposition is
designed to identify
investment opportunities to
protect and
grow our clients’
wealth
over
the
long
term,
forming
the
basis
of
the
UBS
House
View
.
The
CIO
gathers
insights
on
financial
planning,
macroeconomics, multi-asset
strategies, stocks,
bonds, currencies
and commodities,
as well
as structured,
sustainable,
and alternative investments. GWM Solutions brings all UBS products under one umbrella and efficiently and consistently
implements the CIO’s guidance, delivering integrated solutions that put the UBS House View into action for our clients.
We continue
to invest
in our
platforms to
enhance the
client experience
and deliver
the full
value of
our CIO-led
approach.
Clients
can
access
research
and
solutions directly
through
our
digital banking
channels,
where
the
Direct
Investment
Insights
function enables them
to act on CIO-driven
ideas seamlessly and efficiently.
For clients who prefer
a personalized
discretionary solution, UBS My Way
offers a flexible, digital-led platform that
enables them, together with their advisor,
to tailor portfolios
to their individual
preferences and objectives.
For those seeking
professional guidance while
remaining
actively involved
in decision-making,
UBS Advice
Compass
equips advisors
to work
side-by-side with
clients, reviewing
portfolios in depth and identifying actionable opportunities aligned with the UBS House View .
We
are
embedding
advanced
artificial
intelligence
(AI)
capabilities
across
our
platforms.
AI-powered
tools,
including
chatbots, intelligent search
features and multi-media
functionalities, are enhancing
both client and
advisor experiences
by making the investment insights delivery more efficient and personalized.
In addition, we connect clients with cutting-
edge research, innovative solutions and exclusive access to experts in the AI space and beyond, helping them to stay on
top of the latest innovations shaping today’s industries.
›
Refer to “We are investing in our technology to improve the client experience and enhance employee productivity” in the “Our
Strategy” section of this report for more information
Competition
Our main competitors fall into two categories: competitors with a strong position in the Americas but with more limited global footprints, such as Morgan Stanley,
JPMorgan Chase, Bank of America
and Wells Fargo, as well
as some smaller
firms, such
as Raymond
James; and
competitors with
international footprints but
with a
smaller presence
than UBS
in
the US, such as Julius Baer, BNP Paribas, Deutsche Bank and HSBC. We also compete with fintech firms in some regions and products.
We have
strong positions
across all
key regions,
including the
largest wealth
region (the
US) and
the fastest-
growing wealth regions (Asia Pacific, the Middle East and
Latin America), as well as the more mature markets in
Europe,
including Switzerland. The scale
of our global franchise,
our bespoke cross-divisional
solutions and our
premium brand
and reputation differentiate us from our competitors and would be difficult to replicate.

Annual Report 2025 |
Our strategy, business model and environment | Our businesses

Personal & Corporate Banking
Personal & Corporate
Banking is at
the core of
our operations in
Switzerland, the only
market in which
we operate across
all
of
our
business
areas,
supporting
our
clients
and
the
Swiss
economy
with
UBS’s
unparallelled
global
reach
and
capabilities.
We are the leading universal bank in Switzerland, and we provide an extensive
range of
financial
products
and services
to
private, corporate
and institutional
clients. We
are a go-to
bank for entrepreneurs
in Switzerland,
providing comprehensive
support at
every stage
of the entrepreneurial
journey.
With our
network of
around 190
branches
and highly
qualified
client
advisors,
complemented
by modern
digital banking
services
and customer
service centers,
we serve
more than
one-third
of
Swiss households
and more than
90% of large
Swiss companies.
In 2025, UBS was again named Best Bank in
Switzerland by
Euromoney
, for the eleventh time since 2012. Our role as
a
trusted
partner
to the
Swiss economy
remains
central
to our
strategy.
This is
underpinned
by our
pledge to
remain a
reliable
provider
of credit
to the Swiss
economy through
a lending
volume commitment
of around
CHF 350bn.
Aligned
with the
UBS Group’s
artificial
intelligence
(AI) strategy
and ambition
to become
an AI-enabled
institution,
Personal
& Corporate Banking is embedding AI into its operations to drive innovation and enhance client experience. In addition,
Personal &
Corporate
Banking is
actively shaping
the UBS digital
assets offering
to meet the
emerging
needs of our
clients.
For example,
we are
developing digital money
offerings for
corporate clients and
exploring access to
crypto assets
for
individual
clients.
›
Refer to “We are investing in our technology to improve the client experience and enhance employee productivity” in the “Our
Strategy” section of this report for more information
Our business
Personal &
Corporate Banking
is composed
of two
business areas: Personal
Banking and
Corporate &
Institutional Clients.
In Personal Banking, we
provide clients with a
comprehensive suite of
life-cycle-oriented products and services.
Financing
solutions, primarily
mortgages, and
deposits form
the cornerstone
of our
offering. Additionally,
we provide
our clients
with access to
investment products and
pension solutions. Our
clients also benefit
from further services,
such as payment
solutions, card transactions and foreign exchange operations.
In Corporate & Institutional Clients, we
serve corporate and institutional clients with a
comprehensive suite of solutions
backed by
deep expertise.
Our financing
offering and
deposit products
are the
central pillar
of our
offering. A
second
pillar
consists
of
services
related
to
foreign
exchange,
payments
and
trade
finance.
A
third
pillar
includes
additional
services, such as asset custody and the provision of investment fund products.
On an aggregate Personal &
Corporate Banking level, net
interest income from our
financing and deposit offerings
is the
primary
income
contributor,
accounting
for
more
than
half
of
total
revenues.
Transaction-based
income
generated
through payments, card
transactions, trade finance
and foreign exchange
operations is the
second-largest contributor,
making up approximately
one quarter of
total revenues. Additional
revenues are mainly
derived from recurring
net fee
income linked to our investment products, pension solutions, asset custody services and basic banking offerings.
In Personal &
Corporate Banking, we work
in close collaboration with
other business areas
to provide our
Swiss clients
seamless access to a broad range of capabilities and global
reach. In collaboration with Global Wealth Management, we
deliver leading wealth
management services
tailored to clients’
individual needs. In
partnership with
the Investment Bank,
we offer
capital market
and foreign
exchange products,
hedging strategies,
trading capabilities
and corporate
finance
advice. Additionally,
through our
cooperation with
Asset Management,
we provide
comprehensive fund
and portfolio
management solutions.
We support
our clients
in achieving
their sustainability
goals, as
both corporate
clients and
individuals have
been exploring
effective strategies for
transitioning to a
lower-carbon economy.
For example, we
have enhanced our
Swiss real estate
services to
further support clients
with renovating
and refurbishing
their properties
to achieve
higher energy efficiency
standards. Furthermore,
we have
introduced CO
2
portfolio reporting
capabilities for
institutional investors
on our
UBS
key4
mortgage
platform,
enhancing
transparency
and
facilitating
more
informed
decision-making
regarding
their
portfolios. These
innovations mark
important steps
in helping
our clients
improve the
energy efficiency
and long-term
value of their properties.
We consider a strong partner network as essential for UBS’s success in Switzerland, enabling us to serve both corporate
and
individual
clients
holistically
through
bank-adjacent
services.
These
partnerships
not
only
foster
deeper
client
relationships, accelerate time to market and offer flexible integration options, but also unlock new market opportunities and revenue streams.
Our
partner
network
includes
collaborations
with
platforms
for
start-ups,
such
as
Fasoon,
Startups.ch,
and
NewCo,
enabling us to actively
support clients in taking
their first entrepreneurial steps. Partnerships
aimed at building stronger
relationships with our mortgage clients
are another example. Our exclusive
partnership with the SMG Swiss
Marketplace
Group enables us to support
potential property buyers in their
journey toward owning a home
through our integration
with Switzerland’s largest real estate portals, such as Homegate and Immoscout24.

Annual Report 2025 |
Our strategy, business model and environment | Our businesses

Competition
In Personal Banking, our main competitors are the Swiss cantonal banks, Raiffeisen, PostFinance and other regional and local Swiss banks; we also face competition from international neobanks and other national digital market participants.
In the
corporate and institutional
business, the Swiss
cantonal banks and
foreign banks are
our main
competitors. We
also support the international
business activities of
our Swiss corporate
clients through local
hubs in New
York, Frankfurt,
Singapore and the Hong Kong SAR, where we compete with other foreign banks that have global operations. No other
Swiss bank offers its corporate clients local banking capabilities abroad.
Asset Management
We are a global, large-scale and diversified asset manager offering investment capabilities and strategies to institutions,
wholesale intermediaries
and Global
Wealth Management
clients. With
total invested
assets of
over USD 2trn,
we are
one of the leading Europe-based asset managers.
We are focused on meeting the evolving needs of our
clients by capitalizing on the products and areas where
we have a
differentiated and
scalable offering
and by
enhancing our
partnerships with
the other
business divisions
across the
Group.
In 2025, we
have integrated the
breadth of our
direct public and
private markets capabilities
within our Investments
area,
enabling us to leverage the best of our expertise and technology within a single platform.
Following this
change, Asset
Management is
organized into
four areas:
Client Coverage;
Investments, Unified
Global
Alternatives; and the Chief Operating Officer area.
We cover the main
asset management markets
globally and have
a local presence in
24 locations across four
regions: the
Americas; Asia Pacific;
EMEA; and Switzerland.
We also continue to
build on our long-standing
presence in China,
where
we have enhanced our onshore presence through the ICBC joint venture.
To support
sustainable growth
across our
business, we
are transforming
our end-to-end
platform and
embedding artificial
intelligence across
our investment,
front-to-back and
distribution processes
to enhance
scalability, efficiency
and client
outcomes. We also remain focused on capturing structural efficiencies and further sharpening our product offering.
›
Refer to “We are investing in our technology to improve the client experience and enhance employee productivity” in the “Our
Strategy” section of this report for more information
Our business
We are committed to delivering investment excellence and to creating value for our clients that endures through cycles.
We offer
a range
of investment
products and
services across
all major
traditional and
alternative asset
classes and
investing
styles.
We have organized our direct investment capabilities across the following areas.
Active
Equities
–
investment
strategies
with
varying
risk
and
return
objectives,
including
global,
region-focused
and
thematic strategies, as well as high alpha, growth and quantitative styles.
Active Fixed
Income
– global,
regional and
local strategies,
across sectors,
including high
yield, emerging
market and
currencies, as
well as
money market
funds. In
addition, our
Credit Investments
Group specializes
in syndicated
loans,
structured credit and upper-middle-market direct lending.

Annual Report 2025 |
Our strategy, business model and environment | Our businesses

Active
Multi-Asset
–
global
and
regional
asset
allocation
and
currency
investment
across
the
risk / return
spectrum,
including balanced, growth, income, risk-managed and unconstrained strategies, as well as white label solutions.
Partnership
Solutions
–
we
draw
on
our
value
chain
across
the
Group
to
provide
customized
full-service
fiduciary,
investments and proprietary technology
solutions and also collaborate
with other business divisions
to serve the needs
of
our clients. For
example, our Separately
Managed Accounts (SMA)
Advantage initiative with
Global Wealth Management
in the US continues to gain momentum and reached a record USD 231bn in invested assets at the end of 2025.
Passive
– we
continue to
build on
our position
as the
largest Europe-based
manager of
indexed investments
and our
expertise in customization. We offer a
wide range of indexed strategies across
asset classes, along with exchange-traded
funds (ETFs), pooled funds and
segregated mandates. In 2025 we
expanded our ETF offering with
the launch of a new
cost-efficient Core range, as well as our first active ETFs, leveraging our active fixed-income capabilities.
Real Assets (including
real estate and
infrastructure)
– a comprehensive
range of global
and regional strategies,
from core
to value-add and opportunistic.
To
capture the
growth opportunity
in alternatives, and
in a
transformational move
for our
clients and
our partners,
in
2025 we brought together our leading manager selection
franchises from across Asset Management and Global Wealth
Management
to
create
our
Unified
Global
Alternatives
(UGA)
business.
UGA
provides
an
open
architecture
platform
offering
clients customized
solutions across
hedge
funds, private
equity,
private credit,
real
estate, infrastructure
and
multi-alternative investment products,
as well
as access
to co-investments
and secondary
market opportunities for
our
more sophisticated
clients. With a
combined USD 330bn in
invested assets, UGA
is one of
the leading limited
partners
globally.
We support
our clients’ sustainability
objectives with a
wide range of
products and solutions
incorporating a variety
of
approaches, including impact- and transition-focused strategies.
We charge
management fees
on our
funds and
mandates (as
a percentage
of invested
assets) and,
to a
lesser extent,
performance fees on our
active investment capabilities.
Our revenues therefore depend on
both total invested assets
and
the mix between higher fee strategies, such as active mandates, and lower fee passive strategies.
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
Investment Bank
The
Investment
Bank
provides
services
to
institutional,
corporate,
financial
sponsor
and
Global
Wealth
Management
clients, helping
them raise
capital, invest
and manage
risks, while
targeting attractive
and sustainable
risk-adjusted returns
for
the
Group’s
shareholders.
Our
traditional
strengths
are
in
equities,
foreign
exchange,
precious
metals,
research,
advisory and
capital markets,
complemented by
a focused
rates and
credit platform.
We use
our data-driven
research
and technology capabilities to help clients adapt to evolving market structures and changes in regulatory, technological, economic and competitive landscapes.

Annual Report 2025 |
Our strategy, business model and environment | Our businesses

We aim to
deliver market-leading solutions
by leveraging our
intellectual capital and
digital platforms, we
work closely
with Global
Wealth Management,
Personal &
Corporate Banking
and Asset
Management to
bring the
best of
the Group’s
capabilities to our clients. We do so while being disciplined about risk, balance sheet deployment and costs.
Our business is regionally diversified, with a presence in more than
30 countries. We cover the main investment banking
markets globally and have major financial hubs across four regions: the Americas; Asia Pacific; EMEA; and Switzerland.
Our business
The Investment Bank is composed of two business areas,
Global Banking and Global Markets, both supported by Global
Research. Our global coverage
model utilizes our international
industry expertise and
product capabilities to meet
clients’
emerging needs.
Our
Global
Banking
business
area,
which
consists
of
Advisory
and
Global
Capital
Markets,
offers
a
broad
range
of
investment
banking
products
and
services
to
our
clients.
Global
Banking
advises
clients
on
strategic
business
opportunities, such
as mergers,
acquisitions and
related strategic
matters, and
helps them
raise capital,
in both
public
and private markets, to fund their activities. We position
ourselves as trusted advisors via our client coverage and
ability
to provide access
to the wider
suite of UBS’s
capabilities. With teams
located across the
Americas, Asia Pacific,
EMEA and
Switzerland regions, our banking coverage offers clients local market expertise coupled with access to a global network.
Global
Banking
primarily
generates
fee-based
revenues
from
advisory,
origination,
deal
execution,
financing
and
underwriting services provided to clients.
Our Global
Markets business
helps clients
engage with
international financial
markets, providing
fast, innovative
and
bespoke access
to solutions, from
market and
insight tools
to trade strategies
and execution.
Our capabilities
are grouped
into three product verticals: Execution Services, Derivatives & Solutions and Financing. Global Markets
enables clients to
buy, sell and finance
securities on capital
markets worldwide and
to manage their
risks and liquidity.
We distribute, trade,
finance and clear cash equities
and equity-linked products, as
well as structuring, originating
and distributing new equity
and equity-linked issues. From origination and distribution to managing risk and providing liquidity in foreign exchange, rates,
credit
and
precious
metals,
we
help
clients
to
realize
their
financial
goals.
We
generate
revenue
from
fees
for
trading services (e.g. execution, market making, clearing and providing liquidity) and interest on investment financing.
Our
Global
Research
business
delivers
data-driven
insights
to
clients
across
major
financial
markets
and
securities
worldwide. With analysts
based in more
than 20 countries
and coverage of
over 3,800 stocks
in 52 markets,
we continue
to
strengthen
our
research
capabilities.
Our
offering
includes
fundamental
coverage
across
equities,
economics
and
strategy, as well
as market-leading data insights
from Quant Research, Evidence
Lab and HOLT,
which are cornerstones
of the UBS
Investment Bank’s
data intelligence offering.
UBS HOLT maintains
a database of
over 20,000 company
profiles
around the
world, providing clients
with seamless benchmarking,
screening and scoring
of companies, eliminating
the
need to sift through extensive global accounting data.
The Investment Bank also offers
an array of sustainability-focused
advice, products, research and events.
We help meet
clients’ needs with
respect to environmental,
social and governance
considerations and sustainable
finance, helping to
reshape business
models and
investment opportunities
and to
develop sustainable
finance products
and solutions.
As
sustainability priorities and other secular themes,
such as AI, continue to
shape investor preferences, corporate strategy
and
actions, we
aim
to
deliver
integrated advice
that
connects
these
evolving
trends
to
equity stories,
financing and
investor engagement.
Our global reach presents a catalyst for continued and future profitable growth. In the Americas, the largest investment banking
fee
pool
globally,
we
continue
to
focus
on
increasing
market
share
in
our
core
Global
Banking
and
Global
Markets businesses. In
Asia Pacific, we
plan to capture
opportunities arising from
expected market internationalization
and growth in China
and other markets
and to strengthen our
presence in the region.
In EMEA and Switzerland,
we plan
to leverage our strong base and brand recognition to further gain market share.
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
Our
ambition to
be
the
most
client-focused, efficient
and
data-driven
investment bank
is
being
realized
through
the
simplification of technology
architecture, increased speed
and quality of
delivery and the
attraction of best-in-class
talent.
As we look forward to
the continued evolution of
our digital capabilities, we
will see increased adoption
of technologies,
such as generative AI, to scale efficiency and provide actionable insights into client portfolios.
›
Refer to “We are investing in our technology to improve the client experience and enhance employee productivity” in the “Our
Strategy” section of this report for more information

Annual Report 2025 |
Our strategy, business model and environment | Our businesses

Our capabilities, core products and services enable us to deliver our strategy to an expanded institutional and corporate
client
base.
In
addition,
we
are
well
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
Competition
Competing firms
operate in
many of
our markets,
but our
strategy differentiates us,
with our
focus on
selective leadership
in the areas where
we have chosen to compete
and a business model that
leverages talent and technology rather
than
balance sheet.
Our
main
competitors are
major global
investment banks,
including Morgan
Stanley,
Goldman Sachs,
Bank of America, Barclays, Citigroup, BNP
Paribas, Deutsche Bank, Wells Fargo
and JPMorgan Chase. In certain
products
and regions, we also compete with boutique investment banks and fintech firms.
Non-core and Legacy
The Non-core and
Legacy division was formed
at the end
of the second
quarter of 2023
to incorporate selected assets
and liabilities originating from
the former Credit Suisse
businesses not aligned with
our long-term strategic priorities
or
risk appetite, including associated financial
and non-financial assets, operating
expenses, and funding costs. A
small part
of the division was
made up of positions from
UBS’s former Non-core and Legacy
Portfolio and some other legacy
UBS
assets and liabilities that were assessed as non-strategic in the context of the acquisition of the Credit Suisse Group.
With the aim of exiting its positions over time, the
division’s portfolio included the following businesses from the former
Credit Suisse Investment Bank:
–
loans primarily related to corporate clients and emerging markets;
– the residual securitized products businesses;
– the macro trading business, including rates and foreign exchange;
– the legacy life-finance business;
–
the
equities
portfolio,
including
the
remaining
equity
swaps,
share
back-lending
positions
and
legacy
structured
renewables-linked positions; and
– the residual credit business.
Since its inception, Non-core
and Legacy has made
strong progress in actively
reducing its portfolio. In
the final year of
integration,
we
aim
to
continue
to
reduce
Non-core
and
Legacy’s
operating
costs,
with
a
focus
on
infrastructure
simplification.
We
also
expect
to
continue
to
wind
down
some
remaining
positions
to
achieve
further
reductions
in
financial resource consumption.
Incremental costs or
losses may arise
in connection with
the reduction of
such assets and
liabilities.
›
Refer to the “Integration of Credit Suisse” section of this report for more information

Annual Report 2025 |
Our strategy, business model and environment | Our businesses

Group functions
Our
Group
functions
are
support
and
control
functions
that
provide
services
to
the
Group,
focusing
on
operational
effectiveness, risk mitigation and efficiency. The
major areas of these functions are Group Services and Group Treasury.
Group Services
consists of
Group Technology,
Group Compliance and
Operational Risk
Control, Group
Finance, Group
Risk Control, Group
Human Resources and
Corporate Services, Group
Corporate Communications and
Group Brand &
Marketing, Group Legal,
the Group Integration
Office, Group Sustainability
and Impact,
and the Chief
Strategy Office.
The vast majority of these support and control functions are fully aligned with, or deliver shared services to, the business divisions.
Group Treasury manages balance sheet structural risk (e.g. interest rate, structural foreign exchange and collateral risks),
as well
as the
risks associated
with our
liquidity, capital
and funding
portfolios. Group
Treasury serves
all five
business
divisions, and its risk management is integrated into the Group risk governance framework.
Virtually all costs incurred by the Group
functions are allocated to the business divisions, leaving
a residual amount that
we refer to as Group Items in our segment reporting in accordance with IFRS Accounting Standards. These include costs or revenues
related to
certain activities
that are
retained centrally,
such as
group hedging
and own
debt activities
in Group
Treasury, as they are not directly related to the business divisions, as well as certain other costs that are mainly related to deferred tax assets.
Most of
our employees
in the
Group
functions are
employed by
UBS
Business Solutions
AG. The
costs
of the
Group
functions employees in
UBS Business Solutions
AG are reflected
as compensation expense
in UBS Group
reporting and
as general and administrative expense in UBS AG reporting.
Our environment
Market environment
Global economic developments in 2025
1
The global
economy remained
resilient in
2025, with
growth accelerating
to 3.5%
from 3.4%
in 2024,
supported by
heavy investment in
artificial intelligence (AI)
and healthy demand
from consumers
across many
of the world’s
regions
and markets. Worries raised
early in the
year over the
potential for a
global trade conflict
faded as the
US and key
trading
partners agreed deals.
US gross
domestic product
(GDP) grew
by 2.2%,
moderating after
above average
growth in
2023 and
2024. Capital
spending on AI accounted for about half of US growth for
the year. US consumer spending continued to rise, backed by
increasing real incomes, and in spite of signs of weakness in the labor market.
China’s GDP grew by 5.0%, in line with the 5.0% growth recorded in
2024. This was despite weakness in the property
market
and
consumer
demand.
New
economic
drivers,
including
investment
in
AI,
advanced
manufacturing
and
renewables, gained momentum.
The Eurozone’s GDP growth picked up from 0.9% in
2024 to 1.5% in 2025, as the region
benefited from an easing of
monetary policy, the
improving health of
the banking system
and rising demand
for goods. Swiss
GDP grew by
1.2%,
slightly less than 1.4% recorded in 2024. While consumer
spending was solid and the Swiss National Bank (the
SNB) cut
interest rates to zero, worries over trade
relations with the US weighed on business confidence
throughout most of the
year, until a trade deal was agreed in November 2025.
Inflation across
most major
economies continued
to normalize.
Consumer prices
globally increased
by 3.3%
in 2025,
compared with 5.7% in 2024. The ebbing of inflationary
pressure enabled many large central banks to cut
interest rates
further. The European Central Bank
(the ECB) lowered its deposit
rate to 2.0%, down from
3.0% at the start of
the year,
as inflation for
the Eurozone moved
closer to its
2% target. US
inflation remained above
the Federal Reserve’s
2% target,
averaging 2.7% for the
year. But slowing inflation
(down from 3.0% in
2024) and a cooling labor
market led the Federal
Reserve to reduce interest rates in each of its last three policy meetings in 2025.
Amid interest
rate cuts
and solid
economic growth,
most major
asset classes
delivered strong
gains in
2025 across
regions.
Global stocks
(the MSCI
All Country
World index)
delivered a
third straight
year of
gains in
excess of
20%. In
the US,
enthusiasm over
the outlook
for AI
contributed to
broader gains,
with the
S&P 500 index
delivering a
total return
of
17.9%, while the equal-weighted S&P 500
index, which dilutes the impact
of large technology stocks, gained
11.4%. In
the Eurozone, the
MSCI EMU index of
stocks returned 24.7%,
helped by expectations
of a boost
to demand after
the
German government
approved a
fiscal expansion.
In Asia
Pacific, the
MSCI China
index gained
30.7% and
the MSCI
Japan index 24.7%.

Annual Report 2025 |
Our strategy, business model and environment | Our environment

The US dollar
index (DXY), which
tracks the US
dollar against six
major peer currencies,
decreased by 9.4%,
its worst year
since 2017. The depreciation of the US dollar was partly driven by the erosion of the US interest rate advantage over its
peers, as the Federal Reserve resumed cutting interest rates later in the year after other large central banks were near or at the end of their easing cycles.
The combination of
falling inflation and
central bank interest
rate reductions contributed
to the best
annual returns in
global fixed income since 2020, based
on Bloomberg’s Global Bond Aggregate index.
Finally, gold delivered a return of
63%
in
US-dollar
terms,
its
largest
gain
since
1979,
lifted
by
strong
demand
as
many
central
banks
diversified
their
reserves into gold, and strong investment demand supported the price.
Economic and market outlook for 2026
1
We
expect the
economic factors
that supported
global growth
in 2025
to persist
through
2026, including
continued
investment in AI and generally healthy consumer spending across major regions.
Although most major central banks are
unlikely to cut interest rates further,
we expect low interest rates to persist throughout the year, providing an economic
tailwind. Fiscal policy also appears set to stimulate growth in several leading economies, including the US, Germany and
Japan. Geopolitical developments have the potential to raise risk premiums, and higher energy prices, if sustained, pose a potential downside risk to
the outlook. While uncertainty is
significant, our base case view
is that energy prices
will not
stay high enough for long enough
to materially weaken the global
economy. Our base case projection is for only a slight
slowing of global GDP growth in 2026, to a still healthy 3.3%.
We expect
US GDP
to grow
by 2.6%,
accelerating from
2.2% in
2025, with
fiscal stimulus
and the
lagged effect
of
interest rate cuts
offsetting the drag
from a weaker
labor market. Consumer
demand should continue
to be underpinned
by solid salary growth and healthy household balance sheets among middle- and upper-income class groups.
For
the Eurozone,
we expect
GDP growth
of
just over
1%
in 2026,
down from
1.5% in
2025. Consumer
sentiment
remains cautious, higher
gas prices could
present a headwind,
and we expect
growth in certain
local markets, such
as
Spain, to
decrease to
more normal
levels after
strong growth
in 2025.
At the
same time,
we expect
Germany’s fiscal
stimulus and
infrastructure spending
to provide
a boost in
2026. A
healthier banking
system is
now better
able to
support
lending, and we
expect an ongoing
recovery in demand
for goods, supporting
the manufacturing sector
in the Eurozone.
We
forecast
Swiss
GDP
growth
of
1.3%. Although
US
tariffs
and
a
strong
Swiss
franc
represent headwinds,
growth
should pick up in the second half of the year on the back of a rebound in the German economy.
We expect China to deliver GDP growth
of 4.5%, with its five-year plan prioritizing
technology innovation and industrial
upgrades. The
rivalry with
the US
has the
potential to
create headwinds,
but China’s
ongoing focus
on domestic
upgrades
and supply-chain diversification is expected to help support economic stability, despite external uncertainty.
Regarding inflation, provided energy price rises are not sustained, we expect the global average to slow further to 2.9%
in 2026. In the Eurozone, inflation
could fall below the central bank’s
target, to average 1.8%, based on
our forecasts.
We see consumer prices
in Switzerland rising by
just 0.3%, after 0.2%
in 2025, at the
bottom end of the
SNB’s target
rate of between 0% and 2%. However, after interest rate cuts in 2024 and 2025, we are not forecasting further easing from either the ECB or the SNB,
although the SNB has signaled its willingness
to intervene in currency markets in
case of
excess Swiss
franc strength.
We expect
prices to
rise by
2.7% in
the US,
reflecting an
unchanged inflation
rate from
2025. Although this is
above the Federal Reserve’s
goal, we expect the
US central bank to
respond to a subdued
labor
market by cutting rates twice in 2026.
A combination
of
a
decent economic
backdrop and
continued optimism
about the
potential of
AI to
boost earnings
should lead to
another year of
gains for global
stocks, in our
view, albeit with
likely volatility driven
by concerns about
geopolitical developments, AI
competition and credit
risk. We expect
earnings per share
growth for the
MSCI All Country
World index of
almost 12% in
2026 to support
market upside, despite
historically elevated valuations.
We also expect
another positive
year for
fixed income,
given solid
headline yields
and the
potential for
major benchmark
yields to
fall
should inflation slow and central bank rates remain low.
1
Based on the following sources: Haver Analytics, CEIC Data, Office for National Statistics (UK) and UBS.

Annual Report 2025 |
Our strategy, business model and environment | Our environment

Industry trends
Technological transformation,
product innovation and evolving client
expectations continue to emerge as
key drivers of
change today, increasingly affecting
the competitive landscape, as well
as our offering, service models
and operations. In
parallel,
the
state
of
our
industry
continues
to
be
materially
driven
by
regulatory,
financial,
macroeconomic
and
geopolitical dynamics.
Emerging technologies
The continuous
adoption of
emerging technologies
is accelerating
and transforming
our industry.
Artificial intelligence
(AI) remains a
key driver in
enhancing client service
and employee efficiency, enabling
new business opportunities, and
transforming business models.
Generative AI is expanding AI’s reach across organizations, leading to new use cases and driving productivity. Agentic AI
is gaining traction, creating the potential to reduce cognitive load and unlock speed, scale and hyper-personalization by
enabling systems to act autonomously toward defined objectives. As these emerging technologies advance, so does the associated risk landscape, making robust AI governance, risk control and data protection critical.
Across the industry, the
focus is on responsible adoption
of AI, ensuring robust risk
and regulatory compliance, as
well as
ethical and sustainability
requirements. High-quality, well-governed
data remains a fundamental
requirement for the
safe
and effective
use of
AI, ensuring
that advanced
models are
trained on
accurate, trusted
information and
can operate
reliably
at
scale.
Although
AI
is
a
powerful
tool,
it
cannot
perform
without
human
interaction.
Banks
must
foster
environments where humans and AI work together, attract top engineering talent and invest in their workforce.
Digital assets and distributed
ledger technology are driving
a structural transformation
across financial markets,
gradually
reshaping how
money is
issued, assets
are settled
and trust
is established.
This shift
has the
potential to
unlock meaningful
economic
gains: near-instant
settlement reduces
counterparty and
reconciliation risk;
tokenization improves
collateral
mobility, real-time valuation
and balance sheet
efficiency; programmability embeds
business rules directly
into assets; and
digital rails expand global reach.
As
a
global
player,
UBS
is
investing
in
emerging
technologies
to
enhance
the
client
and
employee
experience,
while
maintaining its high standards of security and compliance.
›
Refer to the “Our strategy” section of this report for more information about our technology strategy
Generative AI in wealth management
AI has the
potential to transform
the entire wealth
management value chain,
from internal process
efficiencies to how
we interact
with our
clients. We
believe generative
AI will
continue to
empower advisors
to deliver
more personalized
advice and efficient solutions.
1
The most compelling opportunities lie
in tools to support
client acquisition, onboarding,
servicing
and
advising
our
clients,
as
well
as
in
internal
support
functions.
For
example,
in
client
prospecting,
early
adopters of generative AI have reported substantial benefits, multiplying their leads and doubling conversion rates.
2
At UBS, we enable
clients and advisors to harness
the power of AI
through a robust operational backbone
designed to
deploy and scale AI capabilities across our Global Wealth Management business.
Sustainable finance
In
2025,
sustainability-oriented
public
market
investment
funds
and
exchange-traded
funds
recorded
a
new
high
of
USD 3.9trn
3
as of
the end
of December
2025, supported
by strong
market performance
over the
course of
the year.
Europe remains by
far the largest
market with an
86% market share.
Sustainability-oriented funds accounted for
12%
of all
global private markets
fundraising in 2025,
reaching final-close size
of USD 167bn and
exceeding that of
2024.
4
Demand was highest for energy-transition-related
infrastructure funds. Multiple industry surveys
5
conducted throughout
the
year
consistently
confirmed
sustained
investor
interest
and
a
commitment
to
sustainable
investing.
In
the
global
financing markets, the total issuance volumes of sustainable bonds grew 5% year on year (USD 849bn in 2025
6
). Green
bond issuance continued to dominate, accounting
for 59% of total sustainable finance
bond issuance in 2025.
6
A new
label, the European Green Bond, debuted in the labeled market last year.

Annual Report 2025 |
Our strategy, business model and environment | Our environment

Finance has an important role
to play as companies and
individuals consider how best to
approach the global economy’s
transition to
a more
sustainable world.
Banks and
investment managers
can support
this transition
by effectively
and
efficiently allocating capital and helping to mobilize investment and financing.
Sustainable finance and our commercial
sustainability related product and services
offering are a central part
of our firm-
wide sustainability
and impact
strategy. Our
business divisions
are continuing
to further
develop the
firm’s sustainable
finance capabilities
in line
with evolving
client priorities.
We support
our corporate,
institutional and
private clients
in
managing the risks and capturing the opportunities presented by the transition to a low-carbon economy.
›
Refer to the UBS Group Sustainability Report 2025, available under “Annual reporting”
at
ubs.com/investors , for more
information about sustainability matters
›
Refer to “Regulatory trends”
in the “Regulation and supervision” section of this report for more information about regulatory
policy trends in sustainable finance
›
Refer to the “Regulatory and legal developments”
section of this report for more information about developments related to environmental, social and governance matters
Client expectations
Technological advancements continue to
reshape client expectations toward
banks. Clients increasingly expect
tailored,
seamless,
on-time
solutions,
while
trade
tensions
and
policy
uncertainty
have
increased
demand
for
cross-border
capabilities. Convenience and smooth user
experience and interfaces are essential.
We expect the growing adoption
of
AI and digital assets to expedite
this change in expectations: the financial services
sector needs to continue evolving, as
clients measure us against new benchmarks.
Recent geopolitical, macroeconomic and societal shifts have re-emphasized values such as security, trust and stability, as well
as
the
need
to
have
a
credible
plan
toward
a
sustainable
future,
leading
to
an
increased
focus
on
investment,
financing and advisory products and services that fit clients’ own sustainability preferences and ambitions.
Consolidation
The financial
services sector
is still
highly fragmented.
We expect further
consolidation, with
the key
drivers being
ongoing
margin
pressure,
a
push
for
cost
efficiencies
and
increasing
scale
advantages
resulting
from
technology
costs
and
regulatory requirements.
Participants in the
financial services sector
continue to seek
increased exposure
and access to
regions
with
attractive
growth
profiles,
such
as
Asia
and
other
emerging
markets,
through
local
acquisitions
or
partnerships, as well
as acquiring new
capabilities addressing
changes in market
dynamics and overall
client demands.
The increased
focus on
core capabilities
and geographical
footprint, as
well as
the ongoing
simplification of
business
models to reduce operational and
compliance risks, is likely to
drive further disposals of non-core businesses
and assets
across the industry. While banks already face
increasing challenges from digitalization
needs and intensified
competition,
uncertain macroeconomic and geopolitical conditions across major economies might create further pressure.
New competitors
Our competitive
environment is
evolving. In
addition to
traditional competitors
in the
asset-gathering businesses,
new
entrants
are
targeting
selected
parts
of
the
value
chain,
taking
advantage
of
modern
technologies
without
legacy
limitations and
a
lighter
regulatory
burden
to
challenge
traditional banks’
operating
models.
In addition,
we
observe
traditional players
pursuing partnerships
or inorganic
opportunities with
emerging competitors,
including fintech
firms
and non-bank financial institutions, to acquire technology capabilities or accelerate client acquisition.
Over
the
long
term,
we
believe
emerging
and
established
technology companies
may
also
pose
a
threat
to
financial
services firms, given their strong
client franchises and access to
client data, if they decide
to broaden the scope of
their
services. While fintech firms continue to gain
momentum, we do not expect a material disruption
to our asset-gathering
businesses as long
as we innovate.
In addition, their
long-term success will also
depend on their ability
to navigate our
regulatory landscape, build
customer trust and
maintain innovation. New
competitors are not
emerging in isolation;
their
rise is closely intertwined with shifting
client expectations and the advancing application
of new technologies, such as AI
and digital assets.
These forces are
simultaneously reinforcing one
another, accelerating the
pace of change
across the
industry. As competition
intensifies, the way
value is delivered
and perceived is
being reshaped, and
we need to
adapt
accordingly.

Annual Report 2025 |
Our strategy, business model and environment | Our environment

Growth of private markets
Over
the
past
decade,
private-market
products
have
gradually
evolved
from
niche
alternatives,
accessible
only
to
institutional investors and
ultra high net
worth individuals (UHNWIs),
to reach a broader
investor base. In
2025, this trend
accelerated, with high
net worth individuals
(HNWIs), affluent and
retail clients, and
retirement plan
investors entering
the private market space or increasing their allocation, supported by regulatory changes reducing minimum investments
and
improving
liquidity.
Novel
fund
structures
offering
continuous
access,
coupled
with
greater
performance
transparency,
enable investors to break down
the silos between public and private
markets, in favor of a
total-portfolio
approach that blends
public- and private-market
assets in a
single fund or
model portfolio. In
this context, we
observe
private-market asset managers increasingly partnering with traditional asset managers and banks to jointly develop and
distribute new products specifically targeted
at non-institutional investors. At the
same time, this expansion also
requires
an understanding,
assessment and
management of
relevant risks,
as private
assets typically
involve lower
liquidity and
higher
valuation
complexity
compared
with
public
securities.
As
client
demand
for
private
assets
expands
over
time,
banks’ ability
to thrive
will depend
on their
ability to
navigate the
operational, regulatory
and advisory
complexities of
private markets.
We are
well positioned
to serve
client needs
in this
space. For
example, we
brought together
our
manager selection
franchises across Asset
Management and Global
Wealth Management, creating
our Unified Global
Alternatives business,
one of
the leading
limited partners
globally. In
addition, we
entered into
a strategic
partnership with
General Atlantic
Credit to enhance clients’ and borrowers’ access to a broader set of direct lending and other credit products.
Wealth development
General overview of wealth development
7
Personal
financial
assets,
which
include
cash,
deposits,
securities,
investment
fund
units,
life
insurance
policies
and
retirement plan capital awards, continued to grow,
by around 7% in 2025, to an
estimated USD 269trn as of the
end of
2025. Absolute
gains were
especially strong
in Asia
Pacific, where
personal financial
assets grew
by USD 8trn,
or 9%,
followed by North America, with a growth of USD 6trn,
or 6%. EMEA saw growth of USD 3trn,
or 5%. Looking ahead,
North America is projected to lead the expansion of personal financial wealth, with an expected growth rate of 7% per
annum
until
2030,
followed
by
Asia
Pacific
(6%)
and
EMEA
(5%).
On
average,
global
personal
financial
assets
are
expected to grow at 6% per year until 2030.
North America
remains the
largest personal
financial wealth
pool (with
42% of
global personal
financial wealth),
followed
by Asia Pacific (35%) and EMEA (21%).
Looking at our
invested assets as
of the end
of 2025, about half
were booked in
the Americas (48%),
with the remaining
half split between EMEA (34%) and Asia Pacific (17%).
Wealth segment view
7
Personal financial asset growth across the HNWI and UHNWI segments in 2025 was between 7.4% (for individuals with personal financial assets between USD 1m and
USD 5m) and 8.8% (for the
UHNWI client segment, i.e. individuals with
personal financial assets in excess of USD 30m).
The
client
segment
with
personal
financial
assets
between
USD 1m
and
USD 5m
continues
to
be
the
largest
HNWI
segment,
with
USD 59trn,
or
68%
of
global
HNWI
personal
financial
assets,
with
the
remainder
of
such
assets
(i.e.
USD 27trn, or 32%) with clients whose assets are between USD 5m and USD 30m.
Expected growth of personal financial assets across the HNWI and UHNWI segments is very similar,
with around 7% per
year until 2030. Looking ahead, we are building on our strong position in the UHNWI segment, while actively capturing growth opportunities in the HNWI segment.
Wealth transfer
We expect a total global wealth transfer of over USD 83trn within the next 20 to 25 years, of which over USD
74trn will
be
between
generations.
More
than
USD 50trn
in
wealth
transfers
is
expected
in
the
Americas, followed
by
roughly
USD 20trn in
EMEA and
USD 10trn in
Asia Pacific.
8
Recent surveys
indicate that
over 80%
of next-generation
HNWIs
plan to change financial advisors
within one to two years
of receiving an inheritance. The
primary reasons cited for this
shift are insufficient digital service offerings (46% of respondents) and limited access to alternative investments (33%).
9
These findings
highlight the
importance of
wealth managers
engaging early
with the
next generation
and proactively
addressing
evolving
client needs
throughout the
intergenerational wealth
transfer
process. UBS
has
a
comprehensive
global
offering from
family
advisory
through
business succession
and wealth
planning to
philanthropy, addressing
all
aspects of the client situation and catering for a wide range of client and family needs related to succession. In addition, we
renewed
our
long-standing
partnership
with
the
Young
Investors
Organization,
the
industry’s
first
and
largest
community
of
ultra
high
net
worth
peers
(1,900+
members
from
75+
countries),
offering
tailor-made
digital and
in-
person programs to develop members’ skills and give access to top leaders from business, government and academia.

Annual Report 2025 |
Our strategy, business model and environment | Our environment

Female investors
10
The
global
wealth
management
industry
is
seeing
a
significant
shift
as
women
increasingly
accumulate
and
control
greater proportions of wealth. This trend is driven
by rising female participation in the workforce, entrepreneurship and intergenerational wealth transfers. In 2025,
there were 374
female billionaires, with their
average wealth increasing by
8% to USD 5.2bn
from 2024 to
2025, primarily driven
by inheritance. From
a wealth perspective,
female billionaires have
grown their combined assets to USD 1.9trn.
We have
had a
dedicated advisory
approach tailored
to the
needs and
goals of
female investors
since 2017.
We have
developed the Women’s Wealth Academy
to help women acquire or
deepen their financial know-how. In
its fourth year,
the UBS Female
Founder Project continued
to address the
female funding gap
and help early-stage
women entrepreneurs
build networks and investor readiness, supporting 212 female founders across 26 countries in 2025. UBS was named as the Best Private Bank for Wealthy Women at the PWM
/
The Banker
awards in 2025.
Entrepreneurs
Self-made entrepreneurs are
a growing client group
within the UHNWI segment. Our
Global Entrepreneur 2025 survey
found that
55% of
entrepreneurs
consider expert
guidance from
their wealth
advisor to
be essential
when selling
or
exiting their
business.
11
We
are
committed to
supporting entrepreneurs
through
dedicated community
platforms and
strategic partnerships,
giving them
direct access
to valuable
partners and
resources. Additionally, we elevated
our thought
leadership efforts in 2025 by publishing our first Global Entrepreneur Report, which provides fresh insights into how the
world’s top entrepreneurs manage their private wealth.
We
offer
entrepreneurs
exclusive
access
to
our
Growth
Entrepreneur
Network
and
our
Industry
Leader
Network,
facilitating meaningful connections among peers and industry veterans.
Trends in the asset management industry
The
asset
management
industry
maintained
strong
momentum
in
2025,
partly
supported
by
a
constructive
macro-
economic environment. Industry trends remain intact: clients continue to seek passive and alternative asset classes, with growth in alternatives increasingly skewed toward the largest players and exchange-traded funds (ETFs) that continue
to
deliver record net
new money growth. Structural
headwinds around asset managers’
profit pools remain,
as a result
of
rising cost
pressure coupled with
continued margin
compression, forcing asset
managers to
rethink their operating
model
and to
increasingly leverage
technology and
AI as
differentiators.
These continued
structural dynamics
and disruptors
point to signs of accelerating consolidation across the industry.
Passive investing continues to gain share
12,13
Passive investing
continued to
be important
for clients, reinforced
by fee sensitivity, the
continued rise
of model portfolios
and
the
growing
client
preference
for
transparent
building
blocks.
As
passive
investing
expands,
differentiation
increasingly
shifts
away
from
“product
only”
toward
portfolio
design,
outcomes
(income,
real
assets,
and
downside
management) and advice-enabled solutions.
We have
a long
history of
successfully managing
indexed and
rules-driven strategies
across asset
classes. Our
flexible
investment platform enables us to create customized solutions to meet clients’ objectives.
ETFs are evolving into a primary distribution format
12,14
ETFs have
extended their
role from
low-cost index
access to
a mainstream
wrapper for
outcomes, targeted
exposures
(e.g. market factors,
sectors or asset
classes) and, increasingly,
active management. Multiple
market trackers and
industry
commentaries
pointed
to
record-setting
ETF
inflows
in
2025
and
continued
expansion
in
both
the
equity
and
fixed-
income categories.
Active
ETFs
have
moved
further
into
the
center
of
the
competitive
landscape,
supported
by
an
increase
in
product
launches and the adoption of ETFs within advisory channels and model portfolios.
We launched
the UBS
Core ETFs
range in
the first
half of
2025, enabling
investors to
build cost-efficient,
high-quality
foundations portfolios, as well as our first active ETFs.
1
AI@GWM, internal communication by Global Wealth Management.
2
BCG’s Global Wealth Report 2025.
3
Morningstar.
4
Preqin.
5
KPMG, BPN, Morgan Stanley, Bloomberg, UBS.
6
LSEG.
7
McKinsey Global Wealth Pools.
8
UBS Global Wealth Report 2025.
9
Capgemini Research Institute – World Report Series 2025: Wealth Management.
10
UBS Billionaire Ambitions Report 2025.
11
UBS Global Entrepreneur Report 2025.
12
BCG Global Asset Management Report 2025.
13
Investment Company Factbook 2025.
14
ETF book 2025.

Annual Report 2025 |
Our strategy, business model and environment | Our stakeholders

Our stakeholders
Clients
Our clients
are
at the
heart of
our business.
We
are
committed to
providing
excellent client
service and
building and
sustaining long-term
relationships based
on mutual
trust, integrity
and respect.
Understanding our
clients’ needs
and
expectations enables us to best serve their interests and to create value for them.
Our clients and what matters most to them
In Global Wealth
Management, we are
focused on serving
the needs of
both high net
worth and ultra
high net worth
individuals and
selected institutional
clients around
the world
through trusted
relationships with
our advisors
and financial
intermediaries. Our
distinctive approach
to wealth
management,
with cross-divisional
offerings, a
broad array
of solutions
and our
global network,
is underpinned
by guidance
from our
Chief Investment
Office. During
2025, the
rapidly changing
market,
influenced
by
global
geopolitical
shifts,
the
macroeconomic
landscape
and
artificial
intelligence
(AI)-driven
transformation,
prompted changes
in our
clients’ needs.
Our focus
on offering
tailored advice,
expertise and
solutions
helped our clients navigate this uncertainty and was bolstered by key developments within our business. This included
a
number
of
targeted
investments
in
our
Americas
wealth
management
business,
designed
to
enhance
our
multi-
disciplinary coverage model for ultra high net worth clients and strengthen how we deliver for high net worth and core
affluent clients. With trillions of US
dollars of wealth expected to
be passed from one
generation to the next and
client
migration trends spanning
the next two decades,
we have also
expanded our Strategic Clients
unit to include
a Global
Connectivity
mandate
that
focuses
on
enabling
multi-jurisdictional
access,
partnering
with
clients
to
transfer
wealth
across generations and leveraging our global network to connect clients seamlessly across markets.
Personal &
Corporate Banking
serves more
than one-third
of Swiss
households and
around 200,000
corporate clients.
We are the
leading universal bank
in Switzerland, supporting
our clients via
our credit offering
and global capabilities
and
footprint.
We
are
leveraging
the
strength
of
the
merged
Swiss
businesses
to
broaden
our
services
and
to
promote
innovation to our clients.
In Asset Management, we manage relationships with institutional clients (including sovereign institutions, central banks,
pension funds and insurers), wholesale intermediaries and Global Wealth Management and its clients. By building long-
term, personalized relationships
with our clients,
we aim to
earn their trust
and understand their
needs. In 2025,
their
key concerns centered around
geopolitical risk and the
need for diversification across
asset classes and geographies,
as
well as
a continued
search for
yield. Our
global scale
and the
breadth of
our investment
offering –
from traditional
to
alternatives, from active to passive – mean we can build the right solutions to meet our clients’ detailed needs.
The Investment
Bank provides
corporate, institutional,
financial sponsor
and Global
Wealth Management
clients with
expert advice, financial solutions, execution and access to the world’s capital markets. Our business model is specifically built around our clients and their needs, and to facilitate increased connectivity with our wealth management franchise.
Engaging with our clients
Our
clients’
preferred
communication
channels
continually
evolve,
and
we
strive
to
engage
with
them
in
the
most
convenient way.
We use
a variety
of channels,
in particular
digital channels
and regular
client relationship
and service
meetings, as well as various corporate road shows and dedicated events, with a mix of hybrid and in-person events.
Global Wealth
Management engages
with clients
through a
broad range
of forums
and channels,
from personalized
private briefings with subject
matter experts to segment-specific
virtual and in-person events
and large-scale initiatives.
Through marketing and media
campaigns, events, advertising,
publications and digital-only
solutions, we helped
to drive
a greater awareness of
the firm among prospective
clients and reinforced trust-based
relationships between advisors and
clients. We have continued
to deliver capabilities
to clients, for example
through digitally enabled
e-banking and advisory
tools,
while
also
bringing
the
best
of
UBS
to
our
clients
via
units
such
as
Unified
Global
Alternatives, Unified
Global
Banking and Unified Global Markets. We have also continued to leverage AI to positively impact our business and serve
our
clients
more
efficiently.
Examples
include
STAAT
Insights
,
which
assisted
our
US
financial
advisors
in
their
client
interactions
through
the
delivery
of
over
20
million
insights
in
2025,
and
our
AI-powered
chatbots,
available
across
regions. We
believe AI
will continue
to enable
more personalized
advice and
solutions more
quickly, ensuring
a more
efficient
experience
for
our
clients
around
the
globe.
It
does
not
replace
trust
or
human
interaction,
which
are
the
cornerstones of our business.
Personal & Corporate Banking engages with clients via various means of communication, including regular client events
(leveraging a number
of formats, such
as webcasts and
in-person, virtual or
hybrid events), as
well as sustaining
many
events formerly
led
by
Credit Suisse.
In 2025,
we further
enhanced our
digital engagement
strategies to
reach more
clients and
strengthen relationships
with existing
ones. We
utilize various
channels, including
social media,
online displays,
search engines and helplines, as well as our branch network.

Annual Report 2025 |
Our strategy, business model and environment | Our stakeholders

In Asset Management, we use various channels to bring our clients the ideas, understanding and clarity to support their investment
decisions.
Our
regular
investor
publications
provide
thematic
perspectives
and
actionable
insights,
supplemented by our global
program of events, which
includes our annual
The Red Thread
market outlook road show
in
key international
locations, as
well as
our flagship
UBS Reserve
Management Seminar
(RMS)
in Switzerland
and Sovereign
Investment Circle in Singapore .
These events
bring together
institutional investors
to debate
relevant topics
and share
best practices, while
the annual
RMS
survey provides an
authoritative insight into
central bank,
sovereign and investor
sentiment and
trends. We
also continued
to host
a broad
range of
hybrid and
online events
to help
our clients
better
understand
market
challenges
and
opportunities, as
well
as
our
ongoing
engagement
through
our
social
media
and
digital platforms.
The Investment Bank hosted more than 240 conferences globally in 2025, providing clients with access to corporations, experts,
research
and
capital
introductions.
The
events
covered
a
diverse
range
of
topics,
including
macroeconomic,
geopolitical, technology
and AI,
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
on our
strategy, growth
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
Our Investor Relations function is the primary point of contact between the firm and our investors
Our
senior
management
and
the
Investor
Relations
function
regularly
interact
with
institutional
investors,
financial
analysts, credit rating agencies and other
market participants. Clear,
transparent and relevant disclosures,
supported by
regular direct
interactions with existing
and prospective investors,
form the basis
for our communications.
The Investor
Relations
function
regularly
relays
the
views
and
feedback
on
UBS
from
institutional
investors
and
other
market
participants to our senior management.
The
Investor
Relations
and Corporate
Responsibility functions
work
together
and
interact
with
investors
interested in
sustainability topics relevant to UBS and the wider society.
›
Refer to the first part of the “Corporate governance” section of this report and “Information policy” in that section for more
information
›
Refer to the UBS Group Sustainability Report 2025, available under “Annual reporting” at ubs.com/investors , for more information

Annual Report 2025 |
Our strategy, business model and environment | Our stakeholders

Employees
We seek to
be a world-class
employer for talented
individuals across all
our markets and
a place where
people can unlock
their full potential. We therefore invest in measures to strengthen our culture and to provide a framework for employee growth and well-being as part of our overarching people-management approach.
The infographic
above shows
that on
31 December 2025
UBS had
105,236 employees
by headcount
(internal personnel).
On that date, 62,205 or 59% of
our employee workforce were male and 42,958
or 41% female, 18% under the age
of
30, 60% aged between 30
and 50, and 22% over 50.
Switzerland was where 33% of
our workforce were located, with
23% in the Americas, 24% in Asia Pacific and 20% in EMEA.
Our employees come from 51 countries and jurisdictions,
hold 155
nationalities, speak
152 languages,
and have
an average
of 9
years of
service. All
data was
calculated as
of
31 December 2025
on a
headcount basis
of 105,236
internal employees
only (103,177
FTE). The
number of
external
staff
as
of
31 December
2025
was
approximately
16,412
(workforce
count).
All
quantitative
headcount-related
disclosures include
all UBS
employees except
the employees
in the
Savoy Hotel
Baur en
Ville AG,
Ausbildungszentrum
Schloss
Wolfsberg
AG,
Fides
and
Card
Center
subsidiaries.
Gender
data
is
self-reported
in
HR
systems
and
does
not
include those who have
chosen not to disclose
as a male or
female employee. Therefore,
gender-specific numbers do
not
match the overall total.
The three keys and our corporate culture
Our culture, grounded in our three keys to success (our Pillars, Principles and Behaviors), guides how we work together, supports our business decisions and steers our people management approach.
Following the acquisition of the
Credit Suisse Group in 2023,
we continued to embed our
culture across our combined
organization in 2025, to ensure
it fully reflects our values
and supports our strategy. Our
cultural integration efforts were
guided by a dedicated
Culture Integration Forum, which
was instrumental in steering
the firm’s cultural alignment;
the
Corporate
Culture
and
Responsibility
Committee
of
the
Board
of
Directors
maintained
oversight
by
reviewing
and
monitoring activities across the Group related to corporate culture.
Our three keys to
success were amplified through
initiatives such as our
global peer-to-peer recognition program,
Kudos ,
and through our One UBS
referrals and ideas
program, formerly known
as our
Group Franchise Awards . The One UBS
program rewards
cross-divisional business
collaboration and
recognizes employees
for sharing
innovation or
simplification
ideas. Additionally, internal culture ambassadors played an active role in embedding our culture across the firm.
Throughout the year, global
training programs, such as
Crafting our Future
, which was a
series of interactive in-person
sessions sponsored
by the
Group Executive
Board (the
GEB), helped
align managers
at all
levels of
the organization
around
our strategy and culture and equip them to contribute to our future growth.
›
Refer to ubs.com/global/en/our-firm/our-culture.html
for details about our three keys to success
›
Refer to the UBS Group Sustainability Report 2025, available under “Annual reporting”
at
ubs.com/investors , for more
information

Annual Report 2025 |
Our strategy, business model and environment | Our stakeholders

Hiring, developing and retaining talent
We hired a
total of
8,024 external
candidates,
including graduates
and apprentices,
across the
Group in
2025. We
actively
promote multi-year apprenticeship programs in Switzerland and the UK, along with summer internship programs in the
US, EMEA, Asia
Pacific and
Switzerland. A total
of 2,117
junior talents joined
one of
our various
firm-wide internship,
graduate and apprenticeship programs.
›
Refer to ubs.com/global/en/careers/awards.html
for employer ratings and recognitions
Personnel by region
As of % change from
Full-time equivalents 31.12.25 31.12.24 31.12.23 31.12.24
Americas 24,016 26,360 27,638 (9)
of which: US 22,353 24,651 26,024 (9)
Asia Pacific 25,660 26,179 27,638 (2)
Europe, Middle East and Africa (excluding Switzerland) 20,285 21,927 22,686 (7)
of which: UK 7,889 8,685 8,970 (9)
of which: rest of Europe (excluding Switzerland) 11,826 12,656 13,085 (7)
of which: Middle East and Africa 570 586 631 (3)
Switzerland 33,216 34,182 34,880 (3)
Total 103,177 108,648 112,842 (5)
Talent management and development
In 2025,
59.4% (2024:
52.6%) of
all eligible
roles
were
filled by
internal candidates,
reflecting
our strong
culture
of
internal mobility
and commitment
to employee
development. We
launched the
UBS My
Career
talent hub
in 2025
to
connect employees with
internal jobs, mentoring,
rotations and
learning opportunities and
to facilitate targeted
talent
management. Line managers are expected to play an active role in supporting both individual development and internal career progression.
Our Group-wide talent offering is supplemented by programs in the business divisions, functions, and regions. Their aim
is
to
create
a
culture
of
cross-divisional
and
international
mobility,
developing
versatile
leaders
at
all
levels
of
the
organization. Central
to this
approach is
an annual
talent and
succession review
to identify
future leaders,
ensure business
continuity and proactively manage employee development.
Internal
training
is
delivered
via
our
UBS
University
platform.
Our
offering
includes
client
advisor
certification
and
regulatory,
business and line manager training, along with modules on culture, sustainable finance, artificial intelligence
(AI),
data
literacy,
language
learning,
well-being
and
other
topics.
In
addition
to
internal training,
we
continued
our
partnership
with
a
leading
external
provider
in
2025
to
offer
employees
access
to
thousands
of
additional
learning
opportunities. In 2025, permanent employees completed more
than 2.9 million learning activities (including mandatory
training), equating to an average of 22.9 training hours per employee.
Performance management
Our performance
management approach
(
MyImpact
) reflects
our strategy
and supports
our high-performance culture.
Performance and behavior objectives help the firm assess
both what an employee accomplishes and how our
Behaviors
(accountability
with
integrity,
collaboration
and
innovation)
are
demonstrated.
Regular
check-ins,
along
with
an
embedded
feedback
tool,
enable
employees
to
give
and
receive
real-time
feedback
throughout
the
year,
supporting
continuous improvement.
Although each line
manager retains
the decision and
ownership of the
performance review,
they are supported by AI-enabled tools, including a summarization of the employee’s feedback, to support more holistic
and complete evaluations.
Fair and equitable pay
We pay for
performance,
and we take
pay equity seriously. Across all
our locations, we
apply the same
fair pay standards,
reinforced by annual reviews of
our approach and policies
in line with established
equal pay methodologies.
In 2025, our
statistical pay gap
analyses reaffirmed
that pay
differences between
male and
female employees in
similar roles
across
our core financial
hubs remained below
1%, a difference consistent
with that for
2024. If we
find any gaps
not explained
by business or
by appropriate employee factors,
such as role, responsibility, experience, performance
or location, we
look
at the root causes and address them.
We also aim to ensure that all employees are paid at least a living wage. We regularly assess employees’ salaries against local living wages,
using benchmarks defined
by the Fair
Wage Network. Our
latest review showed
that all employees’
salaries were at or above the respective benchmarks.
›
Refer to the “Compensation” section of this report for more information
Workforce inclusion
We are
committed to
being an
inclusive workplace
based on
meritocracy,
and we
aim to
build a
culture of
belonging
where all employees are recognized and valued, and where everyone can be successful and thrive.
Our
strategy
is
built
on
four
pillars:
inclusive
leadership,
hiring,
development
and
belonging.
We
leverage
all
four
to
support our workforce and create an inclusive culture for everyone.

Annual Report 2025 |
Our strategy, business model and environment | Our stakeholders

Our governance
framework enables
leaders and
employees to
deliver the
strategy and
play a
part in
delivering an
inclusive
environment. This guiding principle starts
with the oversight and commitment
of the GEB and is implemented
by leaders
across
the
firm.
In
every
location
in
which
we
operate,
we
continue
to
act
in
accordance
with
the
current
law
and
regulations and will monitor any changes to ensure we remain consistent.
This strategy
is reinforced
by our
public commitments
to support
all employees,
including, but
not limited
to, the
UN
Women’s Empowerment Principles, the Valuable 500 and
the Race at Work Charter (in the UK).
Of particular note is our
commitment
to
the
Valuable
500,
a
global
business
collective
of
CEOs
and
their
companies
focused
on
advancing
disability inclusion that we have partnered with since 2021.
A sense of belonging drives employee engagement and is vital for both individual and organizational well-being. Acting as an engine for engagement and belonging,
our employee network chapters around the
world connect employees on
a variety of topics.
These communities, which are
open to everyone, come
together to celebrate all
cultures, educate and
raise
awareness,
offer
peer
support,
allyship,
and
networking
opportunities,
and
help
ensure
the
firm’s
sustainable
growth by further strengthening our inclusive culture.
›
Refer to the UBS Group Sustainability Report 2025, available under “Annual reporting”
at
ubs.com/investors , and refer to
ubs.com/inclusion
for more information about inclusion topics and status
Employee engagement and support
Our multi-faceted
employee listening
strategy, including short pulse
surveys, employee
life-cycle surveys
and focus
groups
on topics such
as strategic alignment,
work environment, AI
and well-being, enabled
us to gather
insights from all
the
business
divisions.
Our
Group-wide
employee
survey,
conducted
in
September
2025,
assessed
organizational-health
indicators, such
as line manager
effectiveness, employee engagement,
empowerment and
culture. The response
rate was
81%,
with
an
engagement
score
of
81%
and
an
empowerment
score
of
87%.
These
results
exceeded
industry
benchmarks
1
and reaffirmed our commitment to remaining an employer of choice in the financial services sector.
Our benefits
offering, which
supports employees
through every
stage of
life, is
aligned with
local markets
and often
exceeds legal requirements. Employee assistance
programs and internal teams help
employees and their family members
manage personal or work-related issues that may affect their well-being. In addition, we promote employee health and
well-being through
a range
of programs,
benefits and
workplace resources,
along with
specialized e-learning
curriculums.
In
2025,
employees
in
every
region
participated
in
community
volunteering
activities,
mental
and
physical
health
initiatives,
and
financial
education
events.
In
addition
to
mentorships
and
peer-led
sessions,
we
deepened
our
commitment to the #WorkingWithCancer
pledge in 2025 by supporting
a time off for screening initiative
for employees.
In 2025, most employees were eligible to work partially from home, depending on their role, regulatory restrictions and location,
along
with
divisional
or
functional
requirements.
Such
arrangements,
along
with
options
such
as
part-time
schedules, flexible hours,
job sharing and
partial retirement, support
employee engagement and
retention and help
us
attract a wider range of talent.
›
Refer to the UBS Group Sustainability Report 2025, available under “Annual reporting”
at
ubs.com/investors , for more
information about our workforce, our people management approach and relevant data
1
Benchmarks provided by Ipsos Karian and Box as of the third quarter of 2025.
Society
UBS aims to
support an economy
that prioritizes the
well-being of people
and planet. Through
the UBS Optimus
network
of
foundations
(the
UBS
Optimus
Foundation),
and
in
partnership
with
philanthropists,
employees,
implementation
organizations and institutional partners, we work to
deliver systemic and catalytic impact for marginalized
communities
globally and
locally, with
a focus
on children
and young
people. The
UBS Optimus
Foundation is
a global
network of
separately
organized
and
regulated,
tax-exempt,
charitable
organizations,
founded
and
managed
by
UBS,
that
make
grants and other financial contributions to implementing partner organizations aligned with their values and objectives.
In addition
to mobilizing
our clients’
resources to
advance the
missions of
our portfolio
of partners,
we also seek
to ensure
both
the
firm
and
employees
are
engaged
in
our
Social
Impact
strategy.
We
do
this
mainly
through
charitable
contributions and employee volunteering.
In 2021, UBS
set two goals:
(i) mobilizing USD 1bn in
philanthropic capital, which
was achieved, ahead
of schedule, in
2024;
and
(ii) reaching
more than
26.5
million
people
by
the
end
of
2025
(cumulative since
2021), which
had
been
exceeded by the end of 2025.
We know
that working
together is
key to
achieving these
targets. We
want to
go beyond
these outputs
to create
systemic
impact. That is why, in addition to providing insights, advice and execution services to clients and prospective clients, we
have increased our efforts in the areas of blended finance, collaborative philanthropy and impact transparency.
1
In blended
finance, we
continue to
facilitate opportunities
and partnerships
that leverage
public and
private capital
in
innovative ways.

Annual Report 2025 |
Our strategy, business model and environment | Our stakeholders

In
collaborative
philanthropy,
we
have
brought
together
clients
and
partners
on
joint
initiatives
addressing
global
challenges, most recently through
the Resilio Fund, a bold
initiative designed to strengthen
the resilience of communities
responding to humanitarian
crises. This
fund backs
what local NGOs
and community groups
are already doing
to help
themselves by financing
local mutual aid,
scaling community services
and supporting a
faster, more accountable
response
to crises. We
have also continued
our collaboration with
the Lemann Foundation,
supporting efforts to
improve public
education
outcomes
across
Latin
America
through
an
ecosystem
approach
involving
local
organizations,
research
institutions and public-sector partners.
On impact transparency, our impact rating
tool, which was introduced in 2024 and
rates all grants and investments with
regard
to
intentionality,
additionality
and
measurability,
is
now
being
deployed
across
all
grants
and
investments.
In
collaboration
with
Impact
Frontiers,
we
have
published
the
first
results
of
this
experience
and
are
working
to
apply
artificial-intelligence-based
algorithms
to
help
our
teams
complete
the
tool
more
efficiently
and
enhancing
impact
monitoring for swifter reporting and decision-making.
Our
clients
and
partners
are
invited
to
be
part
of
our
impact
ecosystem
by
supporting
and
engaging
in
various
collaborative initiatives and approaches.
The UBS Optimus Foundation
In
2025,
the
UBS
Optimus
Foundation
raised
USD 472m
in
donations
(2024:
USD 366m,
both
figures
include
UBS
matching contributions).
The 2025
amount exceeded
the ambition
of reaching
by 2027
USD 400m in
donations each
year (including matching contributions). Going forward, the foundation aims to continue to raise a similar amount each year. In 2025, the UBS Optimus Foundation committed USD 461m (2024: USD 310m) in grants from the foundations.
2
Investing for impact
In 2025, the UBS Optimus Foundation focused
on strengthening its existing portfolio by
mobilizing funding from clients,
so investees can
achieve meaningful results.
In addition, the
foundation celebrated the
successful final closing
of the SDG
Outcomes
Fund
and
advanced
outcomes-based
financing
through
its
Outcomes
Accelerator
Program,
reinforcing
its
commitment to innovative approaches that deliver measurable impact.
UBS Collectives
Launched in 2020, the UBS Collectives focus on issues central to our impact strategy.
– UBS Accelerate Collective: advancing innovative financing for education, health and climate outcomes.
–
UBS Climate
Collective: strengthening
coastal resilience
through community
empowerment, ecosystem
restoration and
nature-based climate action.
– UBS Transform Collective: promoting family-based care and transforming child protection systems.
Our three UBS Collectives
unite philanthropists and social investors
to co-fund high-impact programs, share
knowledge
and embark on a structured learning journey, while building meaningful connections with peers. Members benefit from expert-led modules, donor update calls, access to subject matter specialists and immersive experiences that bring to life
impact on the ground.
Helping our clients structure their philanthropy:
donor-advised funds
Donor-advised
funds
(DAFs)
provide
clients
with
an
alternative
charitable-giving
vehicle
to
setting
up
their
own
foundations,
offering
greater
choice
and
personalization
while
being
managed
in
line
with
their
usual
investment
approach.
UBS
operates
its
own
DAF
entities
in
Switzerland,
Singapore,
the
UK
and
the
Hong
Kong
SAR.
In
2025,
USD 961m in donations was received into these UBS charitable entities (2024: USD 329m).
3
Supporting our communities
We have
provided direct
cash contributions
through our
affiliated foundations
in Switzerland,
through partnerships
in
the communities where we operate and through contributions to the
UBS Optimus Foundation. The combined value of
these contributions in 2025 was USD 84m (2024: USD 74m).
Employee volunteering
We have global
targets for employee
engagement through
volunteering, which
are built from
the bottom up
on the basis
of regional targets. In 2025, we successfully engaged 37% of our global workforce in volunteering (2024: 32%).
1
Currently, our impact transparency focus is on ensuring that all grants and investments supported by the UBS Optimus
Foundation undergo consistent and transparent diligence, approval, management and reporting
processes, in line with industry standards.
2
The UBS Optimus Foundation receives donations from all of the business divisions, with the majority coming from Global Wealth Management.
3
The increase is primarily attributable to substantial inflows from a small number of clients.

Annual Report 2025 |
Our strategy, business model and environment | Our stakeholders

Our focus on sustainability
We are guided by our ambition to
be a leader in sustainability.
This is reflected in our vision to be
the bank for the next
generation. To
help us realize
that vision, our
sustainability and impact strategy
is based on three
overarching strategic
pillars: Protect, Grow and Attract.
Sustainability and impact vision: be the bank for the next generation
Protect
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
our business
by aligning
with the
sustainable long-term Group
strategy and
evolving standards.
We maintain
a strong
control and
risk framework to
support our
risk management processes
and product
offering,
in addition
to complying
with regulatory
requirements. In addition,
we have
a climate
transition plan
in place
to support
our clients
in the
transition
to a low-carbon world and to reduce their exposure to transition risks, while also mitigating related risks to UBS.
Grow
We
are
continuing to
expand our
sustainability and
impact product
offering
across
all business
divisions to
meet
our
clients’
evolving
needs
and
to
support
them
through
the
world’s
transition
to
a
low-carbon
economy.
Innovation
in
product
development, client
reporting
and engagement,
as well
as exploring
artificial-intelligence-driven use
cases to
streamline
processes
are
key
to
delivering
competitive
solutions.
To
facilitate
this,
we
have
a
dedicated
Group
Sustainability and
Impact Business
Development &
Client Forum,
which focuses
on client,
product and
impact approaches.
Attract
We aspire
to be
the bank
of choice
for clients
and employees
alike, maintaining
top-quartile sustainability
ratings and
positioning the firm
as a go-to
employer through our
engagement and education
programs. In 2025,
our MSCI AA
rating
was reaffirmed,
1
and our S&P Global Corporate Sustainability Assessment (CSA) score remained at a high level.
2
›
Refer to the UBS Group Sustainability Report 2025, available under “Annual reporting” at ubs.com/investors , for detailed information about UBS’s sustainability strategy
and activities
Our sustainability and impact governance
Sustainability activities are overseen
at the highest level
of UBS, by the
Board of Directors (the BoD)
and the GEB, and
are
grounded in the Code of Conduct and Ethics of UBS (the Code).
›
Refer to the UBS Group Sustainability Report 2025, available under “Annual reporting” at ubs.com/investors , for more information about UBS’s sustainability and impact
governance
The Code of Conduct and Ethics of UBS
In our Code, the BoD and the GEB
set out the principles and practices that
define our ethical standards, and the way we
do business, which apply to all aspects of our business. All employees must affirm annually that they have read and will
adhere to
the Code
and other
key policies,
supporting a
culture where
ethical and
responsible behavior
is part
of our
everyday operations. In our Code,
we make a commitment to
acting with the long term
in mind and creating
value for
clients, employees,
communities and
investors. We
aspire
to create
a fairer,
more
prosperous
society,
championing a
healthier environment, and to support addressing inequalities. Every year, the BoD and the GEB conduct a review of our
Code to ensure that developments key to our clients, employees and other stakeholders are reflected.
›
Refer to the Code of Conduct and Ethics of UBS, available at ubs.com/code
, for more information,
including recent updates
Reporting to our stakeholders on our sustainability strategy and activities
Further information about our sustainability efforts and
commitments is provided in the UBS Group Sustainability
Report
2025. The content of
that report has been
prepared in accordance with
the Swiss Code of
Obligations (Art. 964a et
seq).
›
Refer to the UBS Group Sustainability Report 2025, available under “Annual reporting” at ubs.com/investors , for an overview of non-financial disclosures in accordance with the Swiss Code of Obligations (Art.
964a et seq)
›
Refer to “Sustainability and climate risk” in the “Risk management and control” section of this report for UBS’s climate risk
metrics disclosures as required by Annex 5 to FINMA Ordinance on the Disclosure Obligations of Banks and Securities Firms
1
Source: MSCI ESG Ratings & Climate Search Tool, UBS Group AG ESG Rating 2025
.
2
Source: S&P Global, UBS Group AG CSA Score 2024 and 2025.

Annual Report 2025 |
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
As a
global systemically
important bank
(a G-SIB),
as designated
by the
Financial Stability
Board, and
a systemically
relevant
bank (an SRB) in Switzerland, we are subject to stricter regulatory requirements and supervision than other Swiss banks.
›
Refer to the “Our evolution” section of this report for more information
›
Refer to the “Integration of Credit Suisse” section of this report for more information
›
Refer to the “Regulatory and legal developments” and “Risk factors” sections of this report for more information
Regulation and supervision in Switzerland
Supervision
UBS Group AG
and its subsidiaries
are subject
to consolidated supervision
by FINMA under
the Swiss Banking
Act and
related ordinances, which impose
standards for matters such
as capital adequacy and risk
diversification rules, liquidity,
internal
control
systems,
business
conduct,
and
corporate
governance.
FINMA
meets
its
statutory
supervisory
responsibilities through licensing, regulation, supervision and enforcement. It is responsible for prudential supervision. It undertakes direct inspections
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
too-big-to-fail (TBTF) requirements
›
Refer to the “Liquidity and funding management”
section of this report for more information about liquidity coverage ratio, net stable funding ratio requirements and the Swiss TBTF liquidity requirements
Regulation and supervision outside Switzerland
Regulation and supervision in the US
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
UBS AG is registered as swap
dealer
with
the
Commodity
Futures
Trading
Commission
(the
CFTC)
and
as
securities-based
swap
dealer
with
the
Securities and Exchange Commission (the SEC).
UBS Americas
Holding LLC
is the
intermediate holding
company for
our operations
in the
US outside
of the
UBS AG
branch network,
as required under
the Dodd–Frank Act,
and is subject
to requirements established
by the Federal
Reserve
Board related to
risk-based capital, liquidity,
the Comprehensive Capital
Analysis and Review
(CCAR) stress-testing and
capital planning process, and resolution planning and governance.
UBS Bank USA, a
Federal Deposit Insurance Corporation
(FDIC)-insured depository institution subsidiary,
is licensed and
regulated by
state regulators
in Utah
and is
also supervised
by the
FDIC. It
has received
conditional approval
from the
OCC to convert
to a national
charter and expects
to complete the
conversion in 2026.
Following conversion, the
OCC
will be the primary banking regulator for UBS Bank USA.
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

Annual Report 2025 |
Our strategy, business model and environment | Regulation and supervision

UBS AG has a
UK-registered branch, UBS AG
London Branch, which
serves as a
global booking center
for our Investment
Bank.
UBS AG
also
has
regulated
subsidiaries
in
the
UK
that
provide
asset
management
services.
Credit
Suisse
International and Credit Suisse (UK) Limited are authorized and regulated by the FCA and subject to the authority of the
PRA.
Regulation and supervision in Europe
UBS Europe SE, headquartered in Germany,
is subject to the direct supervision of the
European Central Bank (the ECB),
as
well
as
to
conduct,
consumer
protection
and
anti-money-laundering-related
supervision
by
the
German
Federal
Financial
Supervisory
Authority
and
by
the
German
Bundesbank.
The
entity
is
subject
to
EU
and
German
laws
and
regulations. UBS Europe SE maintains branches
in Denmark, France, Ireland, Italy, Luxembourg, the Netherlands,
Poland,
Portugal, Spain, Sweden and Switzerland and is subject to conduct supervision by authorities in all those countries.
In Italy, Credit Suisse (Italy) SpA has been
integrated into UBS Europe SE and UBS has relinquished
the banking license of
Credit Suisse Bank (Europe) SA. In Spain, UBS AG Spain Branch is supervised by the Bank of Spain, the Servicio Ejecutivo de la Comisión de Prevención del Blanqueo de Capitales and the Comisión Nacional del Mercado de Valores.
Regulation and supervision in Asia Pacific
We operate in
numerous locations in
Asia Pacific, including Singapore,
the Hong Kong
SAR, mainland China, Australia
and Japan. The operations
in these locations are
subject to regulation and
supervision by local financial regulators.
Our
Asia Pacific regional hubs are in Singapore and the Hong Kong SAR.
In Singapore,
UBS AG Singapore
Branch and
UBS Securities
Pte Ltd
are supervised
by the
Monetary Authority
of Singapore
and
the
Singapore
Exchange.
UBS
Asset
Management
(Singapore) Ltd
is
supervised
by
the
Monetary
Authority
of
Singapore.
In the Hong Kong SAR,
UBS AG Hong Kong Branch is
supervised by the Hong Kong
Monetary Authority and the Hong
Kong Securities and Futures Commission. UBS Securities Hong Kong Limited, UBS Securities Asia Limited and UBS Asset
Management (Hong
Kong) Limited are
supervised by
the Hong Kong
Securities and Futures
Commission. In
addition, UBS
Securities Hong Kong Limited is supervised by Hong Kong Exchanges and Clearing Limited.
In mainland China,
we have multiple
licenses to operate
the business lines
of UBS AG, and
the various entities
are subject
to regulation by a number of different government
agencies. The People’s Bank of China oversees
China’s macro capital
markets
policies and
ensures coordinated
supervisory approaches
by the
National Financial
Regulatory Administration
(the China Banking and Insurance Regulatory Commission until
May 2023), the China Securities Regulatory Commission
and a number of exchanges.
In
Australia,
UBS AG
Australia
Branch
is
supervised
by
the
Australian
Prudential
Regulation
Authority,
the
Australian
Securities
and
Investments Commission,
the
Australian Transaction
Reports and
Analysis Centre,
the
Reserve Bank
of
Australia, and the
Australian Securities Exchange.
UBS Securities Australia
Ltd is supervised
by the Australian
Securities
and
Investments
Commission,
the
Australian
Transaction
Reports
and
Analysis
Centre
and
the
Australian
Securities
Exchange.
UBS
Asset
Management
(Australia)
Limited
is
supervised
by
the
Australian
Securities
and
Investments
Commission and the Australian Transaction Reports and Analysis Centre.
In Japan, UBS
Securities Japan Co.,
Ltd. is supervised
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
and regulations require
effective policies, procedures and
controls to detect,
prevent and report
money laundering and
terrorist financing, and the verification of client identities.
In
Switzerland,
the
introduction
of
a
transparency
register
will
further
strengthen
the
anti-money
laundering
(AML)
framework through increased
ownership and control
information. At EU
level, the AML
reform package, including
the
Regulation establishing
the EU
Anti-Money-Laundering Authority,
is aimed
at strengthening
EU-wide AML
rules, including
by harmonizing
requirements across
EU Member
States and
imposing stricter
due diligence
obligations. The
US
AML
regulation is
in an
active implementation
phase, with
the Anti-Money-Laundering
Act of
2020 driving
expanded risk-
based obligations, enhanced information
sharing and the rollout
of new requirements that
have not yet been
codified.
At the
same time,
regulators are
increasing supervisory
scrutiny and
enforcement expectations,
emphasizing effectiveness,
data quality and the accountability of senior management rather than mere technical compliance.
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
›
Refer to “Non-financial risk” in the “Risk management and control” section of this report for more information

Annual Report 2025 |
Our strategy, business model and environment | Regulation and supervision

Data protection
We
are
subject
to
regulations
concerning
the
use
and
protection
of
customer,
employee
and
other
personal
and
confidential information.
This includes
provisions under
Swiss law,
the EU General
Data Protection
Regulation (the GDPR),
US laws and laws of other jurisdictions.
In
2025,
data
protection
developments
were
dominated
by
new
artificial
intelligence
(AI)
rules
(including
the
first
enforcement of
the EU
Artificial Intelligence
Act), tighter
scrutiny of
cross-border data
transfers, and
the continued
spread
and toughening of privacy laws,
and enforcement globally. As UBS
is a global bank, these translate
into strategic themes
around AI and data
governance, cross-border data and cloud
risk, regulatory fragmentation and
rising expectations for
data sharing, transparency and customer control.
›
Refer to the “Risk factors” section of this report for more information about regulatory change
Recovery and resolution
The
existing
Swiss
regulations
require
each
SRB
to
establish
an
emergency
plan
to
maintain
systemically
important
functions in case of
impending insolvency. In
response to these Swiss
requirements and similar
ones in other jurisdictions,
UBS has developed the Global Recovery Plan
(the GRP), the Global Resolution and Restructuring Strategy
and the Swiss
Emergency Plan (the SEP), as well as other local recovery and resolution plans for its key regions (to the extent required).
The plans
describe how
to restructure
and / or wind
down businesses
if the
Group could
not otherwise
be stabilized.
FINMA evaluates
the recovery
and
resolution
plans
of Swiss
SRBs
on
a
regular
basis.
Similarly,
the
local
recovery
and
resolution plans are evaluated by the respective local authorities.
Global Recovery Plan
The GRP sets
forth measures to
restore financial strength if
UBS comes under
severe capital or
liquidity stress. Its
objective
is
to
sustainably stabilize
the
Group
in
case
of
a
crisis
without
government intervention.
Quantitative and
qualitative
triggers are monitored
and are subject to
predefined governance and escalation processes.
Recovery options are linked
to owners and checklists, with the objectives of preserving capital, raising capital or liquidity, or disposing of or winding
down businesses. In September 2025, FINMA
announced that a full assessment of
UBS’s recovery plan was not possible,
due
to
the
ongoing integration
of
Credit
Suisse
into UBS
and
the resulting
rapid pace
of
change. UBS
submitted an
updated GRP in summer 2025, which is currently under review by FINMA.
Global Resolution and Restructuring Strategy
FINMA produces a global resolution plan for UBS setting out measures that FINMA can take to resolve UBS in an orderly manner. FINMA’s preferred strategy for UBS is a single point of entry (SPE) strategy involving write-down of the Group’s remaining
equity
and
additional
tier 1
(AT1)
and
tier 2
instruments,
conversion
of
senior
unsecured
bonds
of
UBS Group AG to
equity,
if required,
and an
internal recapitalization
of undercapitalized
subsidiaries to
shift losses
to
UBS Group AG.
Post-resolution
restructuring
measures
could
include disposals
and / or
wind-down
of
businesses and
disposals of assets. Over
the years, UBS
made structural, financial and
operational changes to facilitate
these measures
and is confident that
a resolution of the
Group is operationally executable
and legally enforceable. FINMA’s September
2025 resolution
report on
UBS confirms that
a bail
in remains
operationally executable for
UBS, and an
SPE resolution
strategy remains the preferred strategy for UBS.
Alternative Resolution Strategy
Following the Credit Suisse crisis,
related parliamentary investigations and
lessons learned, FINMA
determined that UBS’s
resolution
planning
must
be
further
developed
to
increase
the
number
of
options
available
to
FINMA
in
case
of
a
resolution.
These additional
options, which
will be
documented in
the Alternative
Resolution Strategy
going forward,
should include a forced sale of the Group in its entirety and a solvent market exit (either via disposal or wind-down or a combination of
both). In
case of
an insolvency
threat, the
additional resolution
options would
allow the
authorities to
choose the
approach with
the best
prospect of
safeguarding financial
stability internationally
and maintaining
systemically
important
functions
in
Switzerland,
without
having
recourse
to
taxpayers’
money.
Initial
concepts for
the
Alternative
Resolution Strategy were developed by
UBS and are under review
by FINMA; however, their implementation is subject
to
the ongoing legislative change process.
Swiss Emergency Plan
The SEP demonstrates how UBS’s systemically important functions and critical operations in Switzerland can continue if
the UBS
Group cannot
be restructured.
This is
achieved mainly
by operating these
functions in
a separate
legal entity,
UBS
Switzerland
AG,
and
by
ensuring
its
financial
and
operational
self-sufficiency
to
enable
its
continued
operation
throughout a crisis. Although UBS’s
SEP was deemed largely compliant
with current regulatory requirements, FINMA has
determined that it will need to
be integrated into the new
Alternative Resolution Strategy going
forward (which, in turn,
is subject to the ongoing legislative change process as noted under “Alternative Resolution Strategy” above).
Other local recovery and resolution plans
The
US
resolution
plan sets
out
the steps
that
could be
taken to
resolve
the US
intermediate holding
company,
UBS
Americas Holding LLC,
and its subsidiaries
if it suffered material
financial distress and
UBS Group was unable
or unwilling
to provide financial support. As required by US regulations, UBS’s US plan contemplates that UBS Americas Holding LLC will commence US bankruptcy proceedings. Prior to
this, the plan envisages UBS Americas Holding LLC
downstreaming
financial resources to its respective subsidiaries to facilitate an orderly wind-down or disposal of businesses. UBS filed its updated US resolution plan in October 2025.

Annual Report 2025 |
Our strategy, business model and environment | Regulation and supervision

UBS Europe SE
updates
a
local
recovery
plan
annually
based
on
ECB
requirements
as
well
as
resolution
planning
information
and
capabilities
based
on
Single
Resolution
Board
requirements.
On
the
basis
of
such
information,
the
Internal
Resolution
Team,
composed
of
members
of
the
Single
Resolution
Board,
produces
a
resolution
plan
for
UBS Europe SE.
Other local recovery and resolution planning is in place for various Group entities and jurisdictions.
Crisis management framework
The UBS Group’s crisis management framework assigns responsibility and actions depending on the nature of the stress incident and the scale of the response needed.
As such, it connects the recovery and
resolution planning with the earlier
stages of crisis planning.
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
to
activate
the
GRP
if
a
stress
event
has
reached
a
severity
requiring
activation
based
on
the
GRP’s
recovery
risk
indicators.
–
FINMA has the authority
to determine whether the
point of non-viability, as
defined by Swiss law,
has been reached
and, as part of the Global Resolution
and Restructuring Plan for UBS,
has the power to order the
bail in of creditors to
recapitalize and stabilize
the Group, limit
payments of dividends
and interest, alter
the legal structure
of the Group,
take actions to reduce business risk, and order a restructuring of the Group.
Regulatory trends
The regulatory environment
continues to evolve,
with some policymakers
aiming to simplify
and / or reduce
regulatory
constraints, while others
remain focused
on addressing
vulnerabilities revealed
by the
March 2023
banking turmoil. In
Switzerland, for example, authorities are advancing reforms to the TBTF regime aimed at further strengthening financial stability.
Following
the
consultations
on
stricter
capital
and
liquidity
requirements,
the
focus
is
now
shifting
to
implementation through legislation and ordinances. This includes finalizing the Capital Adequacy Ordinance and foreign
subsidiary capital rules, as well
as advancing consultation drafts
on other regulatory areas, such as
enhanced governance
and strengthened recovery and resolution planning.

Annual Report 2025 |
Our strategy, business model and environment | Regulation and supervision

In
contrast,
other
major
jurisdictions,
such
as
the
EU,
the
UK
and
the
US,
are
increasingly
shifting
their
policy
and
regulatory
approaches
toward
promoting
a
pro-growth
and
competitiveness
agenda.
The
US
administration’s
deregulatory
stance
has
prompted
reviews
of
supervisory
standards
for
banks
and
caused
delays
in
major
regulatory
initiatives, including the implementation of Basel III, while the EU and the UK have postponed or streamlined regulatory
initiatives to reduce
administrative burdens on
companies and mobilize
private capital. These
divergent approaches are
contributing to concerns over regulatory fragmentation, with differences in timelines and content posing challenges for
globally active banks.
Digitalization and digital asset regulations continue to progress, with global policy responses adapting to rapid technical developments.
The
EU
Markets
in
Crypto-Assets
Act
and
the
US
GENIUS
Act
are
establishing
new
frameworks
for
stablecoins and digital assets, and
Switzerland is consulting on new
stablecoin and crypto service provider
licenses. The
Basel Committee on Banking Supervision (the BCBS) announced a targeted review of its prudential standards for banks’
crypto asset exposures. AI has
also attracted heightened supervisory
and regulatory attention, with the
EU’s expansive AI
Act
entering
into
force,
while
other
jurisdictions
opt
for
sector-specific
or
incremental
approaches.
However,
as
an
expression of strategic technology competition, the
focus in many countries has
shifted from strict safety to
supporting
responsible
AI
innovation.
Cybersecurity
and
third-party
risk
management
concerns
also
remain
prominent,
with
expanded incident
reporting and
critical third-party
regimes under
development in
many jurisdictions.
At the
international
level, the BCBS has approved its final principles for the sound management of third-party risk, and the Financial Stability
Board has finalized the common Format for Incident Reporting Exchange.
Sustainable finance was marked
by important revisions of
regulations in certain jurisdictions,
driven by competitiveness
and growth
considerations, but
with very
different approaches
leading to
further fragmentation.
The EU
is seeking
to
simplify and refine its framework to reduce the regulatory and reporting burden on businesses, while the US is pursuing a path of deregulation. In this context, Switzerland has
paused its work on sustainability reporting and sustainability due
diligence pending the
finalization of the
EU review, while
the UK is
cautiously developing its
own framework with
a focus
on
international
alignment
and
interoperability.
In
contrast,
with
the
growing
frequency
of
climate-related
disasters,
supervisory attention
to
improve the
management
of climate
and
nature-related financial
risks continues
to increase,
especially in
Europe. In
addition, nature-related
topics, transition
finance and
carbon markets
are increasingly
gaining
policy
traction
globally,
with
significant
efforts
underway
to
support
their
global
convergence
through
standardized
frameworks and regulations.
Financial stability risks in the non-bank financial
intermediation (NBFI) sector are an increasing
concern, with global work
aiming to improve NBFI data availability to make risk assessments more credible, starting with initial work in the areas of
leverage and private credit, due
to their high expected materiality
with regard to financial stability. In
the UK, a system-
wide stress test has
been launched to further
assess the systemic risk,
mainly by private markets,
in the event
of stress.
Anti-money-laundering
reforms
in
Switzerland
will
impact
our
due
diligence
processes,
while
the
global
sanctions
environment remains complex, including the continued implementation of additional sanctions measures against Russia by the
EU, the
US and
Switzerland. In
addition, market
structure reforms,
such as
shortening the
standard settlement
cycle for financial
trades to one
business day
after the trade
date (T+1),
from two business
days after the
trade date (T+2),
are progressing in Europe.
Looking ahead
to an
environment marked
by geopolitical
uncertainties, shifting
global dynamics
and the
risk of
increasing
regulatory fragmentation, we are convinced that our prudent adaptations in a dynamic environment and our diversified business model put us in a solid position to absorb upcoming changes to the regulatory framework.
›
Refer to the “Regulatory and legal developments” section of this report for more information
Regulatory and legal developments
Developments in Switzerland
In June 2025, the
Swiss Federal Council published
regulatory proposals that aim
to further strengthen banking
stability
in Switzerland. Proposed measures to be submitted to the
Swiss Parliament for enactment would exclude from common
equity tier 1
(CET1) capital investments
in foreign subsidiaries
of systemically important
banks (SIBs), include
additional
requirements for
the recovery
and resolution
of SIBs,
add measures
to increase
the potential
for obtaining
liquidity via
the Swiss National
Bank (the SNB),
introduce a Senior
Managers Regime for
banks, and provide
additional powers for
the
Swiss Financial Market Supervisory Authority (FINMA).
Proposed measures
at the
ordinance level
would exclude
capitalized software
and deferred
tax assets
(DTAs) on
temporary
differences
from
CET1
capital,
add
stricter
requirements
for
prudential
valuation
adjustments
(PVAs)
of
assets
and
liabilities,
require
suspension
of
interest
payments
for
additional
tier
1
(AT1)
capital
instruments
in
the
event
of
a
cumulative loss
over four
quarters, and
introduce measures
that aim
to enable
FINMA and
other authorities
to better
assess the
situation of
banks in
a liquidity
crisis. The
Swiss Federal
Council has
proceeded towards
implementation of
these recommendations through several legislative and regulatory packages.

Annual Report 2025 |
Our strategy, business model and environment | Regulatory and legal developments

A public consultation on proposed measures
at the ordinance level ended in
September 2025. The Swiss Federal Council
is expected
to publish
final amendments
to the
ordinance in
the first
half of
2026, with
entry into
force not
expected
before January 2027.
A separate public
consultation on
proposed legislative
amendments to
capital requirements
related to foreign
subsidiaries
ended in January 2026.
The proposed changes would
require the deduction of
investments in foreign subsidiaries
of SIBs
from CET1 capital. The
proposal states that
the amendments would
enter into force in
2028, at the earliest,
starting with
a 65% deduction requirement in the
first year and increasing to 100%
by 5-percentage-point increments each year
over
seven years. The Swiss Federal
Council is expected to submit
its proposal to the Swiss
Parliament in the first half
of 2026.
The Swiss Federal
Council is also
expected to launch
consultations on additional
legislative measures in
the summer of
2026, including incremental
requirements for the
recovery and resolution
plans of SIBs,
measures aimed at
increasing the
potential
for
obtaining
liquidity
via
the
SNB,
the
introduction
of
an
enhanced
accountability
framework
for
senior
managers of banks,
and the provision
of additional powers
for FINMA. Following
the consultation, these
measures are
expected to be submitted to the Parliament
in the first half of 2027, with entry
into force expected in 2028 or 2029. In
addition, a public consultation on amendments to the Liquidity Ordinance is expected to be launched in the summer of
2026.
The
proposals
are
expected
to
set
minimum
requirements
for
maintaining
borrowing
capacity
for
emergency
liquidity assistance.
Estimated incremental capital from proposed changes to the capital framework
We currently estimate that UBS AG would
be required to hold additional CET1 capital
of around USD 22bn if all capital
measures were implemented as proposed by the Swiss Federal Council. This estimate includes around USD 20bn related to the full
deduction of
UBS AG’s investments
in foreign subsidiaries,
of which
approximately USD 6bn would
be required
at the start of the
proposed phase-in period, and around
USD 3bn from the potential
deduction of DTAs
on temporary
differences, capitalized software and PVAs.
The
incremental
CET1
capital
of
USD 22bn
at
UBS AG
would
increase
UBS Group AG’s
CET1
capital
ratio
to
around
18.5%, calculated
from its
target ratio
of around
14%. The
proposed measures
related to
DTAs on
temporary differences,
capitalized software
and PVAs
would eliminate
around USD 11bn
of net CET1
capital at
UBS Group
AG, which, as
a result
of this elimination, would reduce the estimated CET1 capital ratio for the Group from 18.5% to 16.5%.
This current
estimated incremental
capital of
USD 22bn resulting
from the
proposed changes
in Swiss
capital requirements
would be on top
of the additional capital
UBS is required to
hold as a result
of the acquisition of
the Credit Suisse Group.
This includes
around USD 9bn
to remove
the regulatory
concessions granted
to Credit
Suisse and
around USD 6bn
to
meet
the
progressive
add-on
due
to
the
increased
leverage
ratio
denominator
(LRD)
and
higher
market
share
of
the
combined
business.
The
phase-in
of
the
capital
requirements
relating
to
the
increases
in
LRD
and
market
share
commenced on 1 January 2026 and will be completed by 1 January 2030.
Altogether, if the proposed changes by the Swiss Federal Council were adopted as proposed, UBS would be required to
hold around USD 37bn in additional CET1 capital.
These estimates
have been
calculated based
on our balance
sheet at 31 December
2025, assume
that all capital
measures
are adopted as currently
proposed and use an
assumed CET1 capital ratio
of 12.5% for UBS
AG, the lower end
of our
target range
of 12.5–13.0%,
and 14.0%
for UBS
Group overall.
The estimates
also reflect
capital repatriations
of USD 3bn
from UK subsidiaries planned for 2026.
The estimate
of UBS
AG‘s incremental
capital requirements
at 31 December
2025 is
around USD 2bn
lower than
the
estimate of USD 24bn we published
on 6 June 2025 in
response to the Swiss Federal
Council proposal, which was based
on our first quarter 2025 balance sheet, (and USD 4bn lower than the estimate of USD 26bn based on UBS AG’s target
capital ratio of 12.5%). The reduction primarily results from accelerated repatriation of capital from UBS AG subsidiaries enabled by the rapid wind-down of Non-core and Legacy, timely and successful execution of our integration plans, and, in the
case of
the US,
improving profitability
expectations and
improvements in
our most
recent Internal
Capital Adequacy
Assessment Process (ICAAP) and Dodd-Frank Act Stress Test (DFAST) results.
UBS AG’s CET1
capital ratio of
14.2% at 31 December
2025 reflects these
accelerated capital repatriations.
As previously
communicated, we expect UBS AG’s CET1 capital
ratio to remain above our target levels in
the near term, mainly due to
leverage ratio considerations driven by the weakening of the US dollar.
UBS’s position
UBS has
submitted responses
to the
consultations on
the proposed
measures at
the ordinance
level and
on legislative
amendments. UBS overall supports the Swiss Federal Council's objective of drawing lessons from the Credit Suisse crisis
and
strengthening
the
regulatory
framework
with
targeted,
proportionate
and
internationally
aligned
measures.
However,
the proposed full deduction of foreign
subsidiaries from CET1 capital clearly does not
meet these criteria and
is
excessive.
In
addition,
UBS
has
outlined
that
the
proposed
regulatory
treatment
of
capitalized
software,
DTAs
on
temporary differences
and PVAs
is a
combination of
the maximum
requirements of
various jurisdictions
and does
not
give due consideration
to the ultimate
impact of
the overall
package, comparisons
to the capital
regimes in peer
countries
or
the
cost
of
such
extreme
measures.
Switzerland
already
has
one
of
the
strictest
regulatory
capital
regimes,
with
substantial progressive
capital surcharges
and a
conservative and
early implementation
of the
final Basel
III rules.
The
Swiss
Federal
Council’s
proposals
would
significantly
increase
the
requirements
and
would
contrast
sharply
with
developments across Europe, and in the
US, which have proposed, or are
expected to implement, less restrictive capital
regimes.

Annual Report 2025 |
Our strategy, business model and environment | Regulatory and legal developments

FINMA resolution report on UBS
In September 2025,
FINMA published its
2025 resolution report on
UBS related to the
2024 fiscal year. FINMA concluded
that UBS
remains resolvable
under UBS’s
existing preferred
resolution strategy,
which includes
a recapitalization
via a
bail-in at the Group holding company level.
›
Refer to “Recovery and resolution” in the “Regulation and supervision” section of this report for more information
Developments related to the implementation of the final Basel III standards
In
Switzerland,
the
amendments
to
the
Capital
Adequacy
Ordinance
(the
CAO)
that
incorporate
the
final
Basel III
standards into
Swiss law
entered into
force on
1 January 2025.
The adoption
of the
final Basel III
standards led
to an
USD 8.6bn
reduction
in
the
UBS
Group’s
RWA.
A
USD 6.5bn
increase
in
market
risk
RWA
resulting
from
the
implementation
of
the
Fundamental
Review
of
the
Trading
Book
(the
FRTB)
framework
was
more
than
offset
by
a
USD 9.0bn reduction in operational
risk RWA and a USD 6.1bn
reduction in credit and counterparty
credit risk RWA. The
output
floor,
which
is
being
phased
in
until
2028,
is
currently
not
binding
for
the
UBS
Group.
The
final
Basel III
implementation in Switzerland
had a
cumulative net impact
on UBS
Group of
adding around
USD 60bn of RWA
since
UBS started preparing for its adoption with a series of model updates and methodology changes over the last ten years.
In January
2026, the
Prudential Regulation
Authority (the
PRA) published
its final
policy statements
implementing the
Basel 3.1 standards
in the
UK. Implementation
remains set
for 1 January
2027, with
full phase-in
by 1 January
2030,
except for the
implementation of the
internal model approach
for market risk
(the FRTB Internal
Model Approach), which
has been
postponed to
1 January 2028.
The FRTB
regulation for
standardized and
advanced standardized
approaches
will apply from 1 January 2027. The impact of the UK Basel 3.1 regulations on UBS is expected to be immaterial.
In the
EU, the
final Basel III
requirements became
applicable as
of 1 January
2025, except
for the
FRTB regulation,
the
implementation of which has been delayed until 1 January 2027, as confirmed by the European Commission (the EC) in
September 2025. In addition, the
EC conducted a public consultation,
concluded in January 2026, on
policy options to
temporarily
mitigate
negative
impacts
stemming
from
the
absence
of
a
level
playing
field
with
regard
to
the
implementation of FRTB rules. UBS Europe SE is subject to Basel III regulations in the EU. The impact on UBS can only be determined once the EC publishes its final decision.

Annual Report 2025 |
Our strategy, business model and environment | Regulatory and legal developments

In the
US, banking
agencies, including
the Federal
Reserve Board,
have been
discussing amendments
to their
original
proposals regarding the implementation
of the final Basel III standards.
We expect that a re-proposal
will be issued in the
first half
of 2026.
UBS Americas
Holding LLC
is subject
to the
US requirements.
The impact
on UBS
can only
be determined
once the US publishes its final rules.
US supervisory changes
In August 2025, the Federal Reserve Board reduced the stress capital buffer (the SCB) of UBS Americas
Holding LLC, our
US-based
intermediate
holding
company,
to
5.2%,
from
9.3%,
applicable
from
1 October
2025
under
the
Federal
Reserve Board’s SCB rule, resulting in a total CET1 capital requirement of 9.7%. The SCB for UBS Americas Holding LLC is derived from the results of the Federal Reserve Board’s 2025 DFAST released in June 2025.
Earlier
in
2025,
the
Federal
Reserve
Board
proposed
measures
to
reduce
the
volatility
of
the
SCB
requirements
by
averaging the capital
stress test results
from the past
two years, with
the aim of
making capital planning
more predictable
for banks. In addition,
the Federal Reserve Board
proposed moving the effective
date for the annual
SCB updates from
1 October to 1 January to
allow more time to
meet the new requirements. We
expect the final rules to
be published in
the first half of 2026.
US federal banking agencies
have undertaken several initiatives
to reform supervisory standards
with the stated objective
of prioritizing
material financial
risks. In
October 2025,
the Federal
Deposit Insurance
Corporation (the
FDIC) and
the
Office of the Comptroller
of the Currency (the
OCC) issued two proposals. The
first proposal aims to
clarify supervisory
standards
regarding
the
circumstances
under
which
a
deficiency
would
rise
to
the
level
of
a
supervisory
finding
or
enforcement action. The second proposal would
prohibit examiners from criticizing or taking
adverse action on the basis
of reputational
risk. In
November 2025,
the Federal
Reserve Board
released a
statement of
supervisory operating
principles
that outlines objectives for supervision, expressing
its focus on material financial risks
over process-based concerns. The
Federal
Reserve
Board
has
also
finalized
a
rule
to
amend
its
supervisory
rating
framework
for
large
bank
holding
companies. Under
the rule,
which
became effective
on
16 January 2026,
the Federal
Reserve Board
will take
a
more
holistic approach in determining whether
it considers covered companies to
be well managed. The impact
of these will
depend on the implementation by examination staff at these agencies.
In addition, in
August 2025, a
presidential executive
order directed the
US federal banking
agencies to identify
supervised
institutions that
have previously
engaged or
are currently
engaged in
“politicized or
unlawful debanking”,
which the
order defined as
restrictions on access
to financial
services based on
a customer’s political
or religious
beliefs or lawful
business activities.
In December
2025, the
OCC released
preliminary findings
from its
supervisory review
of debanking
activities at
the nine
largest national
banks that
it supervises.
The OCC
determined that
the banks
had policies
or practices
that limited
access to
banking services
for certain
customers and
has recommended
documentation of
individualized,
objective, risk-based analyses
for any decision
to restrict access
to banking services. The
full impact of
this issue will
be
dependent on the outcome of ongoing debanking reviews of the OCC and other federal banking agencies.
In January 2026, the OCC issued a conditional approval for UBS Bank USA’s application to become a national bank.
Developments related to environmental, social and governance matters, and sustainable finance
Developments in the EU to simplify regulations regarding environmental, social and governance matters
In
February
2025,
the
EC
published
proposals
to
simplify
the
requirements
of
the
Corporate
Sustainability
Reporting
Directive (the CSRD), the
reporting requirements
under the Taxonomy
Regulation and the Corporate
Sustainability Due
Diligence Directive (the CSDDD), with a view
to reducing the reporting and regulatory burden, in particular for small and
medium-sized
enterprises,
and
to
enhancing
the
EU’s
competitiveness.
In
April
2025,
EU
legislators
approved
the
directive,
delaying
certain
application
dates
of
the
CSRD
and
the
CSDDD,
with
that
directive
entering
into
force
on
17 April 2025.
In July 2025, the EC adopted amendments to the European Sustainability Reporting Standards (the ESRS) to allow wave one companies subject to CSRD reporting to omit certain of the ESRS disclosures for the 2025 and 2026 financial years.
Also in July
2025, the EC
adopted final measures
to simplify the
disclosure requirements
under Art. 8 of
the EU Taxonomy
Regulation.
In July 2025, Germany’s Federal
Ministry of Justice and
Consumer Protection published a
new draft bill to implement
the
CSRD. While legislative steps
were taken, full enactment
before 31 December 2025, for
application to the 2025
financial
year, has not taken place. As a result, CSRD reporting
was not made mandatory in Germany for the 2025 financial
year
for
large
companies
that
are
subject
to
wave
one
reporting
requirements
of
the
CSRD,
which
would
have
included
UBS AG (having selected Germany as its EU home member state under the EU Transparency directive).

Annual Report 2025 |
Our strategy, business model and environment | Regulatory and legal developments

In December 2025, EU legislators reached a final agreement on proposals to simplify the requirements of the CSRD
and
the CSDDD. The agreement provides for a significantly reduced scope of application of both the
CSRD and the CSDDD,
while maintaining their extra-territorial application.
Companies within the scope of the
CSDDD will be required to take
a
risk-based approach
when conducting
due diligence
and will
no longer have
to adopt
a transition plan
for climate
change
mitigation. EU Member States will have to transpose the revised CSRD into national law within the 12 months following
its entry into force, which is expected in the first quarter of 2026. With regard to the CSDDD, the transposition deadline
has been further postponed until July 2028, with
compliance to be achieved by July 2029. UBS AG and
UBS Europe SE,
would remain
within the
scope of
the revised
CSRD and
become subject
to CSRD
reporting once
Germany has
transposed
this directive. We are assessing the expected impact of scope changes of the revised CSDDD.
On 1 January 2026, simplification measures
to the reporting requirements under
Art. 8 of the EU
Taxonomy Regulation
became
effective.
Companies have
the
option
of
implementing the
changes
for the
2025
financial
year
or
the
2026
financial
year.
The
measures
aim
to
reduce
the
burden
and
costs
of
taxonomy
reporting
for
companies
pending
the
completion of
the
comprehensive review
of
the EU
Taxonomy
Regulation and
related reporting
rules
in 2026.
UBS
is
applying the
changes to
the taxonomy
reporting of
UBS AG standalone and
UBS Europe SE consolidated for
the 2025
financial year.
›
Refer to the “Sustainability statement” section of the UBS AG Annual Report 2025 (for filing in the EU), available under “Annual
reporting” at ubs.com/investors , for more information
US climate disclosure requirements
In March 2025, the US Securities and Exchange Commission (the SEC) announced that it would end its legal defense of its 2024 climate disclosure regulation. The implementation of the regulation had previously been suspended by the SEC as a
result of legal
challenges. Certain
US states
have adopted
or intend
to adopt
specific state-level
climate risk
disclosure
requirements for
companies operating in their
respective states. UBS
will monitor these developments
to assess impact
as rules are finalized.
The Swiss Federal Council pauses the revision of the Ordinance on Climate Disclosures
In June 2025, the Swiss Federal Council decided to pause the revision of the Ordinance on Climate Disclosures until the
approval of
the ongoing
revision of
the overarching
legislation on
sustainability reporting
in the
Swiss Code
of Obligations
or until 1 January 2027, at the latest.
Changes to the UK senior management function and material risk taker compensation schemes
In
October
2025,
the
Prudential
Regulation
Authority
and
Financial
Conduct
Authority
adopted
changes
to
their
regulations on the
compensation of senior
managers and material
risk takers. The
revised regulations
generally reduce
the portion of
incentive compensation subject
to mandatory deferral,
reduce the mandatory
deferral periods
for incentive
compensation to a uniform four years, eliminate post-vesting blocked periods and permit awards to accrue interest and dividends. Changes are generally
effective immediately and companies
may elect to apply
certain elements of
the revised
requirements to
awards in
the current
compensation year,
as well
as to
outstanding deferred
incentive compensation
plans. UBS is assessing the changes and the related impacts.
Mutual recognition agreement with the UK approved by the Swiss Parliament
In March
2025, the
Swiss Parliament
approved the
Berne Financial Services
Agreement (the
BFSA) with
the UK,
which
facilitates cross-border financial activities based on
a new model for regulatory cooperation
and outcomes-based mutual
recognition of domestic rules. The
BFSA is supplemented by an enhanced and
closer supervisory process and additional
supervisory
arrangements
where
new
market
access
is
granted.
Regulations
to
implement
the
BFSA
in
the
UK
were
submitted to UK Parliament in July 2025 and entered into force on 1 January 2026.
Digital assets and artificial intelligence
Developments related to digital assets
In October
2025, the
Swiss Federal
Council launched
a consultation
on proposed
amendments to
the Financial
Institutions
Act aimed
at improving
the framework
conditions for
market development,
the attractiveness
of the Swiss
financial center
and the
integration of innovative
financial technologies into the
existing financial system.
The proposal
introduces two
new license categories:
a payment instrument
institution (PII)
license, which
would allow the
holder to issue
a 1:1-backed,
single
currency
regulated
stablecoin;
and
a
crypto-institution (CI)
license
to
provide
cryptocurrency
services, including
staking, custody
and
trading. Under
the
proposal, banks
would need
to
have a
separate PII-licensed
entity to
issue a
regulated stablecoin.
However,
existing banking
licenses
would allow
banks to
conduct CI
services. The
Swiss Federal
Council plans to
submit a draft
bill to the
Swiss Parliament,
likely by the
end of 2026.
Separately, the
Swiss Parliament
decided in
November 2025
to postpone
debate on
the national
implementation
of the
Crypto Asset
Reporting Framework,
issued
by
the
Organisation
for
Economic
Co-operation
and
Development,
pushing
implementation beyond
2026.
In
September 2025, FINMA issued guidance on
the disclosure of crypto-based assets in
the annual financial statements of
banks and securities
firms.

Annual Report 2025 |
Our strategy, business model and environment | Regulatory and legal developments

In the US, the Guiding and Establishing
National Innovation for US Stablecoins Act
(the GENIUS Act) was signed into
law
in July 2025, establishing a federal framework for stablecoin issuers. The banking agencies and the US Treasury are now working to implement
the law. In January
2025, a presidential executive
order (an EO) was
issued to promote the
growth
and use of US digital assets. Federal agencies have taken some actions in response to the EO and the final report issued following the EO, including the SEC rescinding its Staff Accounting Bulletin 121.
The
Bank
of
England
(the
BoE)
published
a
consultation
in
November
2025
on
a
regulatory
framework
for
sterling-
denominated systemic stablecoins. The BoE sets out a proposed prudential and supervisory regime for non-bank issuers
of stablecoins deemed “systemic”. The final rules and supervisory approach are expected in the second half of 2026.
Developments related to artificial intelligence
In February
2025, the
Swiss Federal
Council decided
on its
approach to regulating
artificial intelligence
(AI) in
Switzerland,
formally clarifying that a
general cross-sector AI
law will not be
adopted. Under this approach,
the Council of Europe’s
Framework Convention
on Artificial
Intelligence will
be incorporated
into Swiss
law,
and adjustments
to existing
laws
should
be
sector
specific.
Only
key
areas
relevant
to
fundamental
rights,
such
as
data
protection,
will
be
subject
to
general,
cross-sectoral
regulation.
The
government
will
draft
a
bill
for
consultation
to
implement
the
Framework
Convention on Artificial
Intelligence by the
end of 2026.
Separately,
non-legally binding measures
will be proposed
by
the end of 2026.
Risk factors
Certain risks,
including those described
below,
may affect
our ability to
execute our
strategy or our
business activities,
financial condition, results of operations and prospects. We are inherently exposed to multiple risks, many of which may
become apparent only with
the benefit of
hindsight. As a result,
risks that we do
not consider to be
material, or of which
we are not
currently aware, could
also adversely affect us.
Within each category,
the risks that we
consider to be most
material are presented first.
Strategy, management and operational risks
Substantial changes in regulation may adversely affect our businesses and our ability to execute our strategic plans
We
are
subject
to
significant
regulatory
requirements,
including
capital
and
liquidity,
legal
structure
requirements,
recovery and resolution planning, new and revised market
standards and fiduciary duties, as well
as new and developing
environmental, social and governance
(ESG) standards and requirements. In addition,
measures adopted or proposed for
banking and other regulation differ significantly across the major jurisdictions, making it increasingly difficult to manage a global
institution. Regulatory
reviews of
the events
leading to
the failures
of US
banks and
our acquisition
of Credit
Suisse in 2023, as
well as regulatory
measures to complete
the implementation of the
Basel III standards,
may increase
capital, liquidity
and other
requirements applicable to
banks, including
UBS. Swiss
regulatory changes with
regard to such
matters
as
capital
and
liquidity
have
often
proceeded
more
quickly
than
those
in
other
major
jurisdictions,
and
Switzerland’s
requirements
for
major
international
banks
are
among
the
strictest
of
the
major
financial
centers.
Switzerland has
implemented the
final Basel
III requirements
effective 1
January 2025,
while implementation
in other
jurisdictions, including the United States, the EU and the UK, remains uncertain.
In June 2025,
the Swiss Federal
Council published for
consultation proposed amendments
to the Swiss
Capital Adequacy
Ordinance. As currently proposed, such amendments would become effective in January
2027. In September 2025, the
Swiss Federal Council began
a second public consultation
on legislative amendments to
capital requirements related to
foreign subsidiaries, which are
intended to become effective
in 2028, at
the earliest, and
are expected to
be phased in
over a period
of six to
eight years. The
Swiss Federal council
is expected to
publish for consultation,
in the first
half of
2026, the
remainder of
the legislative
changes implementing
the recommendations
from the
review. The
capital measures
proposed by
the Swiss
Federal Council, if
adopted as proposed,
would require significant
additional capital at
UBS AG
and have the effect
of requiring a higher
capital ratio at the
UBS Group. Increased capital
or liquidity requirements
would
put us
at a
disadvantage when
competing with
peer financial
institutions subject
to lower
capital or
liquidity requirements.
Our
implementation
of
additional
regulatory
requirements
and
changes
in
supervisory
standards,
as
well
as
our
compliance with existing laws and regulations,
has entailed significant implementation and
ongoing costs and continues
to receive heightened scrutiny from supervisors. If we do not meet supervisory expectations in relation to these or other matters, or if additional supervisory
or regulatory issues arise,
we would likely be subject
to further regulatory scrutiny,
as
well as measures that may constrain our strategic flexibility.
Resolvability and
resolution and
recovery planning:
We have
moved significant
operations into
subsidiaries to
improve
resolvability and meet
other regulatory requirements,
and this has resulted
in substantial implementation
costs, increased
our
capital
and
funding
costs
and
reduced
operational
flexibility.
For
example,
we
have
transferred
all
of
our
US
subsidiaries
under
a
US
intermediate
holding
company
to
meet
US
regulatory
requirements
and
have
transferred
substantially all
the operations
of Personal
& Corporate
Banking booked
in Switzerland
to UBS
Switzerland AG
to improve
resolvability.

Annual Report 2025 |
Our strategy, business model and environment | Risk factors

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
The
authorities
in
Switzerland
and
internationally
have
published
lessons
learned
from
the
Credit
Suisse
and
the
US
regional bank failures,
which are expected
to result in
additional requirements
regarding recovery and
resolution planning
as well as early intervention
tools for authorities. In September
2025, FINMA published its 2025
resolution report on UBS
related to
the 2024
fiscal year
and FINMA
concluded that
UBS remains
resolvable under
UBS’s existing
preferred resolution
strategy.
However,
given
the
lessons
learned
from
the
Credit
Suisse
crisis,
FINMA
also
determined
that
the
Swiss
emergency plan of UBS
– although largely compliant
with the current legal
requirements – requires further
development,
in
particular
better
integration
into
UBS’s
global
resolution
plan,
to
meet
the
objective
of
maintaining
systemically
important functions while also safeguarding financial
stability at the international level.
Due to the ongoing integration
of Credit Suisse into UBS, FINMA has refrained from assessing UBS’s recovery plan, which outlines measures that aim to restore financial strength if UBS should come under
severe capital or liquidity stress. We expect
to make adjustments to
our resolution
plans to
reflect additional
guidance from
FINMA and
may be
required to
make further
adjustments to
reflect any changes to law that are enacted.
Increases in capital
and changes in
liquidity requirements may,
in the aggregate
require us to
maintain significantly higher
levels of capital, which may have an effect on our
ability to achieve our strategic plans, to meet ambitions for return on
capital,
and
to
achieve
our
ambitions
for
capital
returns
to
shareholders.
Significantly
higher
capital
or
liquidity
requirements applied
to the
UBS Group
or UBS
AG relative
to competitors
in Switzerland
or abroad
may affect
UBS’s
ability to compete with firms subject to less stringent capital requirements and increase UBS’s costs to serve customers.
Market regulation
and fiduciary
standards:
Our businesses
operate in
an environment
of increasing
regulatory scrutiny
and changing standards with respect to fiduciary and other standards of care and the focus on mitigating or eliminating conflicts
of
interest
between
a
manager
or
advisor
and
the
client,
which
require effective
implementation
across
the
global systems and processes of
investment managers and other industry
participants. Future changes in the regulation
of our
duties to
customers, including
any potential
changes to
banking examination
and oversight
practices and
standards
as a
result of
interpretations of
law, may
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

Annual Report 2025 |
Our strategy, business model and environment | Risk factors

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
of the Credit Suisse
Group, thereby materially increasing UBS’s exposure
to litigation and regulatory risks. UBS has, and expects to
continue
to, incur
substantial costs
to
manage
and
resolve
litigation, regulatory
and
other issues
arising from
Credit
Suisse.
In
addition
to
the
litigation
and
regulatory
risks
inherited from
Credit
Suisse
Group
AG,
various
legal
challenges
to
the
acquisition transaction
have been
brought by
former securityholders
of Credit
Suisse Group
AG. Former
Credit Suisse
shareholders
have
brought
claims
challenging
the
amount
of
merger
consideration
received
and
seeking
a
valuation
under the
Swiss Merger
Act. Former
holders of
Credit Suisse
additional tier 1
capital instruments
have brought
claims
seeking
a
determination
that
FINMA’s
order
directing
Credit
Suisse
Group
AG
to
write
down
such
instruments
was
unauthorized and unlawful. In a partial ruling, the Swiss Federal Administrative Court has ruled that FINMA’s order was
unlawful without
addressing any
potential remedy.
This ruling
has been
appealed by
FINMA and
by UBS
to the
Swiss
Federal Supreme
Court. Although UBS
believes these claims
are without
merit, a final
adverse decision in
any of these
matters could be material to UBS.
UBS
has also
incurred and
expects
to continue
to
incur costs
to
manage other
issues arising
from Credit
Suisse. This
includes
substantial
resources
in
connection
with
our
voluntary review
of
historical
records
relating
to
Credit
Suisse’s
World War II-era conduct.
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
including successful completion
of the transfer of
clients from legacy Credit
Suisse platforms
to UBS platforms in Switzerland, our largest booking center;
–
maintain deposits
and client
invested assets
in our
Global Wealth
Management division
and in
Switzerland, and
to
attract additional deposits and invested assets to the combined firm;
– achieve cost reductions at the levels and in the timeframe we plan;
–
enhance, integrate
and, where
necessary, remediate
risk management
and financial
control and
other systems
and
frameworks;
–
complete the simplification
of the
legal structure of
the combined firm
in an expedited
manner, including obtaining
regulatory approvals and licenses required to implement these changes;
–
complete
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
The level
of success
in the
absorption of
Credit Suisse,
in the
integration of
the two
groups and
their businesses,
the
execution of cost reductions and divestment of non-core assets, as well as resulting impairments and write-downs, may
impact
the
operational
results,
share
price
and
the
credit
rating
of
UBS
entities.
In
addition,
the
financial
effects
of
management decisions and transactions will likely
differ between UBS Group and UBS
AG as a result of
the application
of the
acquisition method
of accounting
under the
IFRS Accounting
Standards by
the UBS
Group, including
valuation
adjustments
recorded
by
the
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

Annual Report 2025 |
Our strategy, business model and environment | Risk factors

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

Annual Report 2025 |
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
–
collateral or other security
provided by our counterparties and
clients proves inadequate to
cover their obligations at
the time of default.
We also hold legacy risk positions, primarily
in Non-core and Legacy, that, in many
cases, are illiquid and may deteriorate
in value. The acquisition of the Credit
Suisse Group has increased, materially, the portfolio of
business that is outside of
our risk appetite and subject to exit in the Non-core and Legacy segment.
We also manage
risk on
behalf of our
clients. The performance
of assets
we hold for
our clients may
be adversely affected
by the aforementioned factors.
If clients suffer losses
or the performance of
their assets held
with us is not
in line with
relevant
benchmarks against
which
clients assess
investment performance,
we
may
suffer
reduced
fee
income and
a
decline in assets under management, or withdrawal of mandates.

Annual Report 2025 |
Our strategy, business model and environment | Risk factors

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
tools and
deployment of
artificial intelligence,
or are unable
to attract
or retain the
qualified people
needed.
The
amount
and
structure
of
our
employee
compensation
is
affected
not
only
by
our
business
results
but
also
by
competitive factors and regulatory considerations.
In response
to the demands
of various stakeholders,
including regulatory
authorities and shareholders,
and in order
to
better align the interests of our staff with other stakeholders, our compensation framework includes deferral periods for stock awards, forfeiture provisions and
clawback provisions for certain awards
linked to business performance. We also
have individual caps on the proportion of
fixed to variable pay for the members of
the Group Executive Board (GEB), as
well as certain other
employees. UBS is also
required to maintain
and enforce provisions
requiring UBS to
recover from
GEB
members a
portion
of
performance-based incentive
compensation in
the
event
that
the
UBS
Group,
or
another
entity with securities listed on a US national securities exchange, is required to restate its financial statements as a result of a material error.
Constraints on the amount or structure of employee compensation, high levels of deferral, performance conditions and other circumstances triggering the
forfeiture of unvested awards
may adversely affect our
ability to retain and
attract key
employees, particularly where we
compete with companies that
are not subject to these
constraints. The loss of
key staff
and the inability to attract
qualified replacements could seriously compromise our
ability to execute our strategy
and to
successfully
improve
our
operating
and
control
environment,
and
could
affect
our
business
performance.
Swiss
law
requires that shareholders approve the compensation of
the Board of Directors of UBS Group AG
(the BoD) and the GEB
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
other distributions, to
repurchase shares
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
UBS Americas Holding LLC, UBS Europe
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
its obligations,
to pay dividends
to shareholders or
to repurchase
our shares. In
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

Annual Report 2025 |
Our strategy, business model and environment | Risk factors

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
In periods
of significant
market volatility,
our businesses
may experience
a decrease
in client
activity levels
and market
volumes, which
would adversely
affect our
ability to
generate transaction
fees and
commissions, particularly
in Global
Wealth Management
and the
Investment Bank.
A market
downturn would
likely reduce
the volume
and valuation
of
assets that we manage on behalf of clients, which would reduce recurring fee income that is charged based on invested
assets, primarily in Global Wealth Management and Asset Management. Such a downturn could also cause a decline in the value of
assets that we
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
increased
credit
and
counterparty
risk,
and
operational
challenges,
as
we
saw
with
the
COVID-19
pandemic.
Such
economic or market
disruptions, including
inflationary pressures, may
lead to reduced
levels of client
activity and demand
for
our
products
and
services,
increased
utilization
of
lending
commitments,
significantly
increased
client
defaults,
continued
and
increasing
credit
and
valuation losses
in our
loan
portfolios,
loan commitments
and
other
assets, and
impairments of other financial assets.
Geopolitical events:
US – China tensions, conflict in the Middle East,
the continuing Russia–Ukraine war, as well as other
geopolitical events
may have
significant impacts
on global
markets, exacerbate
global inflationary
pressures and
slow
global
growth.
In
addition,
the
ongoing
conflicts
and
other
events
may
continue
to
cause
significant
population
displacement, and lead
to shortages of
vital commodities,
including energy shortages
or significantly higher
energy prices
and food insecurity
outside the areas
immediately involved
in armed conflict.
Governmental responses
to armed conflicts,
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
currency,
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
on future
developments, including
the effects
of the
current conditions
on our
clients, counterparties,
employees and
third-party service providers.

Annual Report 2025 |
Our strategy, business model and environment | Risk factors

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
exports, low
or negative
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
are sensitive
to changes
in interest
rate trends.
A prolonged
period of
low or
negative interest
rates,
particularly in Switzerland and
the Eurozone, adversely affected
the net interest
income generated by UBS’s
Personal &
Corporate Banking
and Global
Wealth Management
businesses prior
to 2022.
The return
to a
zero policy
rate by
the
Swiss National Bank in
2025 has and, UBS expects,
will continue to adversely
affect our net interest income. Actions
that
UBS took in the 2022 period to mitigate adverse effects on income, such as the introduction of selective deposit fees or minimum lending rates, contributed to outflows of customer deposits, net new money outflows and a declining market share in its Swiss lending business.
Higher interest
rates generally
benefit UBS’s
net interest
income. When
interest rates
increase substantially,
returns on
alternatives
to
deposits,
such
as
returns
on
money
market
funds,
may
increase
relative
to
deposit
rates,
leading
to
outflows of customer deposits and shifts of deposits from lower-interest account types to higher interest products, such as savings and certificates of deposit. Customer deposit outflows could require UBS to obtain alternative funding, which
would likely be more costly than customer deposits.
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
capital must have foreign
currency exposure, which leads
to currency sensitivity.
As a consequence, it is
not possible to
simultaneously fully hedge both CET1 capital and the CET1 capital ratio. Accordingly, changes in foreign exchange rates
may adversely affect our profits,
balance sheet, and capital, leverage and liquidity coverage
ratios. During 2025, the US
dollar materially
depreciated against
other major
currencies, including
the Swiss
franc and
the euro.
This depreciation
resulted in an increase
of the US dollar value
of assets denominated in other
currencies reflected on our
balance sheet,
increasing our leverage ratio denominator.
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
of EUR 4.5bn against
UBS by the
court of first
instance in
France. This
award was
reduced to
an aggregate
of EUR 1.8bn
by the
Court of
Appeal, and,
in a
further
appeal, the French Supreme Court referred the case back
to the Paris Court of Appeal to reconsider the amount
after a
new
trial.
Ultimately, the
case was
resolved
in September
2025
and UBS
AG agreed
to
pay
a
fine
of
EUR 730m
and
EUR 105m in civil damages to the French State.

Annual Report 2025 |
Our strategy, business model and environment | Risk factors

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
regulatory scrutiny.
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
completed.
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
a
party
to
the
proceedings. The
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
If we experience severe financial difficulties, FINMA has the power to open restructuring or liquidation proceedings or impose protective measures in relation to UBS Group AG, UBS AG or UBS Switzerland AG, and such proceedings or measures may have a material adverse effect on our shareholders and creditors
Under the Swiss
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

Annual Report 2025 |
Our strategy, business model and environment | Risk factors

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
capital instruments,
including
UBS Group senior
debt and additional
tier 1 capital
instruments, and, if
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

Annual Report 2025 |
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

Annual Report 2025 |
Our strategy, business model and environment | Risk factors

The effect of taxes on our financial results is significantly influenced by changes in tax law, or reinterpretations of existing laws by courts or tax authorities, reassessments of our deferred tax assets and operating losses of certain entities with no associated tax benefit
Our effective
tax
rate is
highly sensitive
to our
performance, our
expectation of
future
profitability
and any
potential
increases or
decreases in statutory
tax rates, such
as any potential
increase or decrease
in the US
federal corporate tax
rate, and changes
in the interpretation
of tax law. Furthermore,
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
locations to diminish in
value. This, in turn,
would cause a
write-down of the associated
DTAs. Conversely,
an increase
in US corporate tax rates would result in an increase in the Group’s recognized DTAs.
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
impaired subsidiary increases, e.g.
as a result
of an increase
in retained earnings. Although it
is difficult to quantify
this
additional future
tax exposure,
as various
potential mitigants
(e.g. transfers
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
our funding
outflows
could exceed
the assumed
amounts.

Annual Report 2025 |
Financial and operating performance | Accounting and financial reporting

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
Key
areas
involving
a
high
degree
of
judgment
and
areas
where
estimates
and
assumptions
are
significant
to
the
consolidated financial statements include the following
(the Notes referred to below are in
“Notes to the UBS Group AG
consolidated financial statements” in the “Consolidated financial statements” section of this report):
–
expected credit loss measurement
(refer to “Note 1 Summary
of material accounting policies,
item 2g Allowances and
provisions for expected credit losses“ and “Note 19 Expected credit loss measurement”);
–
fair
value
measurement
(refer
to
“Note 1
Summary
of
material
accounting
policies,
item
2f
Fair
value
of
financial
instruments“ and “Note 20 Fair value measurement”);
–
income taxes (refer
to “Note 1 Summary
of material accounting
policies, item 6
Income taxes“ and
“Note 8 Income
taxes”);
–
provisions and contingent liabilities (refer to “Note 1 Summary of material accounting policies, item 10 Provisions
and
contingent liabilities”
and “Note 17 Provisions and contingent liabilities”); and
–
goodwill (refer to “Note 1 Summary of material
accounting policies, item 9 Goodwill and
other separately identifiable
intangible assets“ and “Note 12 Goodwill and intangible assets”).
›
Refer to the “Risk factors” section of this report for more information
Accounting and financial reporting changes in 2025
Disclosures about Uncertainties in the Financial statements
In November
2025, the
IASB issued
illustrative examples
Disclosures about
Uncertainties in
the Financial
Statements
, using
climate-related examples to illustrate
how requirements in IFRS Accounting
Standards are applied to report the
effects of
uncertainties in the financial statements.
The guidance provided through
these examples is consistent with
the manner
in which UBS prepares
its financial statements.
Accounting and financial reporting changes after 2025
IFRS 18, Presentation and Disclosure in Financial Statements
In
April
2024,
the
IASB
issued
a
new
standard,
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
Amendments to IFRS 9, Financial Instruments , and IFRS 7, Financial Instruments: Disclosures
In
May
2024,
the
IASB
issued
Amendments
to
the
Classification
and
Measurement
of
Financial
Instruments
–
Amendments to
IFRS 9 and
IFRS 7
(the Amendments).
The Amendments
relate to
classification of
financial assets
and
derecognition of
financial instruments, including
introduction of an
accounting policy election
to derecognize
financial
liabilities
settled
through
electronic
transfer
systems
before
the
settlement
date,
if
certain
conditions
are
met.
The
Amendments
also
introduce
new
disclosure
requirements
for
financial
instruments with
contractual
terms
that
could
change the
timing or
amount of
contractual cash
flows. The
Amendments are
effective from
1 January 2026
and will
have limited impact on UBS’s financial statements.

Annual Report 2025 |
Financial and operating performance | Group performance

Group performance
Income statement
For the year ended % change from
USD m 31.12.25 31.12.24 31.12.23 31.12.24
Net interest income
7,747
7,108
7,297
9
Other net income from financial instruments measured at fair value through profit or loss
14,011
14,690
11,583
(5)
Net fee and commission income
27,912
26,138
21,570
7
Other income
(96)
675
384
Total revenues
49,573
48,611
40,834
2
Negative goodwill
27,264
Credit loss expense / (release)
524
551
1,037
(5)
Personnel expenses
27,861
27,318
24,899
2
General and administrative expenses
8,807
10,124
10,156
(13)
Depreciation, amortization and impairment of non-financial assets
3,529
3,798
3,750
(7)
Operating expenses
40,197
41,239
38,806
(3)
Operating profit / (loss) before tax
8,853
6,821
28,255
30
Tax expense / (benefit)
1,056
1,675
873
(37)
Net profit / (loss)
7,797
5,146
27,382
52
Net profit / (loss) attributable to non-controlling interests
30
60
16
(50)
Net profit / (loss) attributable to shareholders
7,767
5,085
27,366
53
Comprehensive income
Total comprehensive income
12,045
3,401
28,374
254
Total comprehensive income attributable to non-controlling interests
48
13
22
260
Total comprehensive income attributable to shareholders
11,998
3,388
28,352
254

Annual Report 2025 |
Financial and operating performance | Group performance

Selected financial information of our business divisions and Group Items
For the year ended 31.12.25
USD m
Global Wealth
Management
Personal &
Corporate
Banking
Asset
Management
Investment
Bank
Non-core and
Legacy Group Items Total
Total revenues as reported
25,960
9,154
3,156
12,340
154
(1,190)
49,573
of which: PPA effects and other integration items
1
624
1,016
570
2
4
(323)
3
1,892
of which: loss related to an investment in an associate
(62)
(168)
(230)
of which: items related to the Swisscard transactions
4
64
64
Total revenues (underlying)
25,398
8,242
3,156
11,769
150
(867)
47,848
Credit loss expense / (release)
48
339
1
133
(1)
2
524
Operating expenses as reported
20,705
6,318
2,436
9,387
1,353
(2)
40,197
of which: integration-related expenses and PPA effects
5
1,675
1,093
256
463
882
53
4,422
of which: items related to the Swisscard transactions
6
180
180
Operating expenses (underlying)
19,030
5,045
2,179
8,924
472
(56)
35,595
Operating profit / (loss) before tax as reported
5,207
2,497
719
2,819
(1,199)
(1,190)
8,853
Operating profit / (loss) before tax (underlying)
6,320
2,857
975
2,712
(321)
(813)
11,729
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
5
1,807
749
351
717
1,154
(12)
4,766
of which: items related to the Swisscard transactions
7
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
integration.
2 Includes a USD 128m gain from the sale of
a stake in a subsidiary,
Credit Suisse Securities (China) Limited.
3 Includes a USD 457m net loss
from the repurchase of legacy Credit Suisse
debt instruments, as the repurchase
price exceeded the amortized-cost
carrying value (the net loss reflects a loss of USD 885m before PPA adjustments, partly offset by a USD 427m gain from the release of PPA adjustments).
4 Represents the gain related to UBS’s share of the income
recorded by Swisscard for the sale of the Credit Suisse card portfolios to UBS.
5 Includes temporary, incremental operating expenses directly related to the integration, as well as amortization of intangibles resulting from the acquisition of
the Credit Suisse Group.
6 Represents the expense
related to the payment to
Swisscard for the sale
of the Credit Suisse
card portfolios to UBS.
7 Represents the termination
fee paid to
American Express related to the sale of our 50% holding in Swisscard.
Net integration-related expenses, by business division and Group Items
For the year ended
USD m 31.12.25 31.12.24
Global Wealth Management
1,665
1,845
Personal & Corporate Banking
988
654
Asset Management
256
351
Investment Bank
336
1
717
Non-core and Legacy
877
1,154
Group Items
890
2
36
Net integration-related expenses
5,013
4,757
of which: total revenues
705
1,2
104
of which: operating expenses
4,308
4,653
of which: personnel expenses
2,467
2,541
of which: general and administrative expenses
1,498
1,681
of which: depreciation, amortization and impairment of non-financial assets
343
430
1 Includes a USD 128m gain from the sale of a stake in a subsidiary,
Credit Suisse Securities (China) Limited.
2 Includes an USD 885m loss from the repurchase of legacy Credit Suisse debt instruments, excluding
a
partly offsetting gain of USD 427m from the release of PPA adjustments (a net loss of USD 457m was recognized on retirement of these instruments in 2025).
Underlying results
In
addition
to
reporting
our
results
in
accordance
with
IFRS
Accounting
Standards,
we
report
underlying
results
that
exclude items of profit or loss that management believes are not representative of the underlying performance.
In 2025,
underlying revenues
excluded purchase
price allocation
(PPA) effects
and other
integration items
of USD 1,892m,
which included a USD 457m
net loss from the
repurchase of legacy
Credit Suisse debt instruments
and a USD 128m gain
from the sale
of a stake
in Credit Suisse
Securities (China) Limited
(CSS). PPA effects
mainly consist of
PPA adjustments
on financial instruments measured at
amortized cost, including off-balance sheet positions,
arising from the acquisition
of the
Credit Suisse
Group. Accretion
of PPA
adjustments on
financial instruments
is accelerated
when the
related financial
instrument
is
derecognized
before
its
contractual
maturity.
No
adjustment
is
made
for
accretion
of
PPA
on
financial
instruments within Non-core and
Legacy, due to
the nature of
its business model.
Underlying revenues also
excluded a
net loss of USD
230m related to
an investment in
an associate and
a USD 64m gain
related to the
Swisscard transactions.

Annual Report 2025 |
Financial and operating performance | Group performance

In 2025, underlying expenses excluded integration-related expenses and PPA effects of USD 4,422m. Integration-related expenses are temporary, incremental and
directly related to the integration
of Credit Suisse into UBS,
including costs of
internal
staff
and
contractors
substantially
dedicated
to
integration
activities,
retention
awards,
redundancy
costs,
incremental expenses from the shortening of useful lives of property, equipment and software, and impairment charges relating
to
these
assets.
Classification
as
integration-related
expenses
does
not
affect
the
timing
of
recognition
and
measurement of
those expenses
or the
presentation thereof
in the
income statement.
Underlying operating
expenses
also excluded a USD 180m expense related to the Swisscard transactions.
Results 2025 vs 2024
In 2025, reported net profit attributable to shareholders increased by USD 2,682m to USD 7,767m. There was a net tax expense of USD 1,056m in 2025.
Operating profit before
tax increased by
USD 2,032m to USD 8,853m,
reflecting a decrease
in operating expenses
and
an increase in total revenues,
as well as lower net credit
loss expenses. Total revenues increased
by USD 962m, or 2%, to
USD 49,573m and
included an
increase from
foreign currency
effects and
a decrease
of USD 985m
in PPA
effects and
other
integration
items.
The
increase
in
total
revenues
was
driven
by
an
increase
of
USD 1,774m
in
net
fee
and
commission income, partly offset by a decrease of USD 771m in other income, mainly reflecting a net loss of USD
457m
from the
repurchase of
legacy Credit
Suisse debt
instruments,
and USD 40m
lower combined
net interest
income and
other net income from financial instruments
measured at fair value through profit
or loss. Operating expenses decreased
by USD 1,042m,
or 3%,
to USD 40,197m,
which included
an increase
from foreign
currency effects
and a
USD 344m
decrease
in
integration-related
expenses
and
PPA
effects.
The
overall
decrease
in
operating
expenses
reflected
USD 1,317m
lower
general
and
administrative
expenses,
mainly
reflecting
an USD 821m
increase
in
net
releases
of
provisions
and
acquisition-related
contingent
liabilities
resulting
from
litigation,
regulatory
and
similar
matters,
and
a
USD 269m decrease in expenses for
depreciation, amortization and impairment
of non-financial assets, partly offset
by a
USD 543m increase in
personnel expenses. Net
credit loss expenses
were USD 524m, compared
with USD 551m in
2024.
Underlying results 2025 vs 2024
On an underlying basis, profit
before tax increased by USD 2,898m
to USD 11,729m, reflecting a USD 2,034m increase
in underlying
total revenues
and an
USD 837m decrease
in underlying
operating expenses,
as well
as a
USD 27m decrease
in net credit loss expenses.
Total revenues
Net interest income and other net income from financial instruments measured at fair value through profit or loss
Total
combined net
interest
income and
other net
income from
financial instruments
measured at
fair value
through
profit
or
loss
decreased
by
USD 40m
to
USD 21,758m
and
included
a
decrease
of
USD 341m
in
accretion
impacts
resulting from PPA
adjustments on financial instruments and other PPA effects.
The year-on-year variance was primarily driven by Non-core and Legacy, which reported negative revenues of USD 24m, compared with positive
USD
1,163m in 2024,
mainly due to
lower net gains
from position exits
and lower net
interest
income from
securitized product
and credit
portfolios, partly
offset by
lower liquidity
and funding
costs. In
Personal &
Corporate Banking, revenues
decreased by USD
301m to USD 6,178m,
reflecting a decrease
of USD 328m in
net interest
income, primarily
due to
the impact
of lower
central bank
interest rates
on deposit
revenues, partly
offset by
deposit
pricing measures,
positive foreign
currency effects
and lower
liquidity and
funding costs.
Global Wealth
Management
revenues decreased by USD 177m to USD 8,854m, mainly reflecting USD
340m lower net interest income, primarily due
to a USD 331m decrease in accretion of PPA adjustments on financial instruments and other PPA effects. This was partly offset by an increase
of USD 163m in transaction-based
income from foreign exchange
and other intermediary activity,
mainly reflecting higher client activity.
The
aforementioned
decreases
were
largely
offset
by
a
USD 1,372m
increase
in
the
Investment
Bank’s
revenues
to
USD
7,536m, mainly driven
by Global Markets.
The increase was
mostly due to
higher volatility and
increased
levels of
client activity
in Derivatives
& Solutions,
as well
as higher
client balances
in Prime
Brokerage within
Financing. Additionally,
revenues in
Group Items
were negative
USD 771m, compared
with negative
USD 1,054m in
2024, mainly
driven by
lower
mark-to-market losses from Group hedging and own debt, including hedge accounting ineffectiveness.
›
Refer to “Note 3 Net interest income and other net income from financial instruments measured at fair value through profit or
loss” in the “Consolidated financial statements” section of this report for more information
›
Refer to the relevant business division and Group Items commentary in this section for more information about the specific
revenues of each of the business divisions and Group Items

Annual Report 2025 |
Financial and operating performance | Group performance

Net interest income and other net income from financial instruments measured at fair value through profit or loss
For the year ended % change from
USD m 31.12.25 31.12.24 31.12.23 31.12.24
Net interest income from financial instruments measured at amortized cost and fair value through other comprehensive income
1,404
47
3,527
Net interest income from financial instruments measured at fair value through profit or loss and other
6,343
7,061
3,770
(10)
Other net income from financial instruments measured at fair value through profit or loss
14,011
14,690
11,583
(5)
Total
21,758
21,798
18,880
0
Global Wealth Management
8,854
9,031
8,484
(2)
of which: net interest income
7,018
7,358
7,082
(5)
of which: transaction-based income from foreign exchange and other intermediary activity
1
1,836
1,673
1,402
10
Personal & Corporate Banking
6,178
6,479
5,539
(5)
of which: net interest income
5,322
5,650
4,878
(6)
of which: transaction-based income from foreign exchange and other intermediary activity
1
856
829
661
3
Asset Management
(16)
16
(5)
Investment Bank
7,536
6,164
5,055
22
Non-core and Legacy
(24)
1,163
321
Group Items
(771)
(1,054)
(513)
(27)
1 Mainly includes spread-related income in connection with client-driven transactions, foreign currency translation effects and income and expenses from precious metals, which are included in the income statement
line Other net income from financial instruments
measured at fair value through profit
or loss. The amounts
reported on this line are one component
of Transaction-based income
in the management discussion and
analysis in the “Global Wealth Management” and “Personal & Corporate Banking” sections of this report.
Net fee and commission income
Net fee
and commission
income increased
by USD 1,774m
to USD 27,912m
and included
a decrease
of USD 470m
in
accretion of
PPA
adjustments on
financial instruments
and other
PPA
effects, predominantly
in Global
Banking in
the
Investment Bank.
Fees for portfolio management,
investment funds and related
services increased by USD 1,470m
to USD 19,560m. The
increase was mostly driven
by Global Wealth Management,
largely resulting from
higher average levels of
fee-generating
assets,
primarily from
mandates,
reflecting positive
market performance
and
net new
fee-generating asset
inflows in
2025. These fees
also increased in
Asset Management, mainly
driven by higher
average levels of
invested assets, primarily
resulting from positive market performance and foreign currency effects, partly offset by ongoing margin compression.
Net brokerage fees
increased by USD 870m
to USD 5,094m, driven
by increased volumes
in Cash Equities
in Execution
Services in
the Investment
Bank and
higher levels
of client
activity in Global
Wealth Management,
across all regions
in
both of the aforementioned business divisions.
›
Refer to “Note 4 Net fee and commission income” in the “Consolidated financial statements” section of this report for more
information
›
Refer to the relevant business division commentary in this section for further information about how components of fee and
commission income are presented within the business division results
Other income
Other income was
negative USD 96m compared
with positive USD 675m
in 2024. Included
in
2025 were
net losses of
USD 574m related
to repurchases
of UBS’s
own debt
instruments, mainly
reflecting a
net loss
of USD 457m
from the
repurchase of legacy
Credit Suisse debt
instruments, and
a net loss
of USD 230m
related to an
investment in
an associate,
compared with a loss
of USD 80m in
2024. These losses
were partly offset by
gains of USD 128m
from the sale of
a stake
in CSS,
USD 97m from
the sale
of Select
Portfolio Servicing
and USD 64m
from the
Swisscard transactions.
There was
also a
release of
USD 42m related
to other
financial liabilities
in Global
Wealth Management
and a
gain of
USD 33m
from the sale of our wealth management
business in India. Included in 2024 were
a USD 135m gain related to the sale
of
our
investment
in
an
associate
and
USD 113m
net
gains
from
the
sale
of
non-strategic
businesses
in
Asset
Management.
›
Refer to “Note 5 Other income” in the “Consolidated financial statements” section of this report for more information
›
Refer to “Note 28 Changes in organization and acquisitions and disposals of subsidiaries and businesses” in the
“Consolidated
financial statements” section of this report for more information about disposals of subsidiaries and businesses

Annual Report 2025 |
Financial and operating performance | Group performance

Credit loss expense / release
Total
net
credit
loss
expenses
in
2025
were
USD 524m,
reflecting
net
credit
loss
expenses
of
USD 6m
related
to
performing
positions
and
net
expenses
of
USD 518m
on
credit-impaired
positions.
Net
credit
loss
expenses
were
USD 551m in 2024.
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
Purchased
Total
For the year ended 31.12.25
Global Wealth Management
(12)
60
0
48
Personal & Corporate Banking
1
338
1
339
Asset Management
0
1
0
1
Investment Bank
17
116
0
133
Non-core and Legacy
(2)
0
2
(1)
Group Items
2
0
0
2
Total
6
516
2
524
For the year ended 31.12.24
Global Wealth Management
(60)
41
3
(16)
Personal & Corporate Banking
(63)
487
(21)
404
Asset Management
(1)
0
0
(1)
Investment Bank
56
42
0
97
Non-core and Legacy
(30)
42
57
69
Group Items
(2)
0
0
(2)
Total
(99)
612
39
551
For the year ended 31.12.23
Global Wealth Management
127
27
13
166
Personal & Corporate Banking
271
183
27
482
Asset Management
1
(1)
0
0
Investment Bank
110
78
2
190
Non-core and Legacy
78
91
25
193
Group Items
5
0
0
6
Total
593
378
67
1,037
Operating expenses
Personnel expenses
Personnel
expenses
increased
by
USD 543m
to
USD 27,861m,
mainly
driven
by
a
USD 564m
increase
in
variable
compensation, primarily
due to
higher accruals
for performance
awards, reflecting business
performance,
and an
increase
in financial
advisor compensation,
resulting from
higher compensable
revenues. Additionally,
there was
an increase
in
expenses for post-employment benefit plans, resulting from a one-time pre-tax loss of USD 190m due to the integration
of the Credit Suisse Swiss 1e
plan into the Credit Suisse Swiss pension
plan as of 1 January 2027,
with an offsetting gain
in other
comprehensive income.
Salary expenses
decreased by
USD 274m, primarily
reflecting the
impact of
a smaller
workforce,
partly offset by increases due to foreign currency effects.
›
Refer to the “Compensation”
section of this report for more information
›
Refer to “Note 6 Personnel expenses”, “Note 25 Post-employment benefit plans” and “Note 26 Employee benefits: variable
compensation” in the “Consolidated financial statements” section of this report for more information
General and administrative expenses
General and administrative
expenses decreased
by USD 1,317m to
USD 8,807m, largely due
to an USD 821m
increase
in net releases of
provisions and acquisition-related
contingent liabilities resulting from
litigation, regulatory and similar
matters,
primarily
due
to
the
completion
of
obligations
under
Credit
Suisse’s
residential
mortgage-backed
securities
settlement with
the US
Department of
Justice and
the resolution
of a
legacy matter
concerning cross-border
business
activities
in
France.
Consulting,
legal
and
audit
fees
decreased
by
USD 335m,
predominantly
due
to
a
decrease
in
integration-related expenses. There were also decreases
of USD 222m in outsourcing costs and USD 139m in real estate and logistics costs. These decreases were partly offset by a USD 161m increase in technology costs, largely driven by the recognition of provisions for
onerous contracts. In addition,
2025 included a
USD 180m expense related to
the Swisscard
transactions, compared with an expense of USD 41m in 2024.
›
Refer to “Note 7 General and administrative expenses” and “Note 17 Provisions and contingent liabilities” in the “Consolidated
financial statements” section of this report for more information

Annual Report 2025 |
Financial and operating performance | Group performance

Depreciation, amortization and impairment of non-financial assets
Depreciation, amortization
and impairment
of non-financial
assets decreased
by USD 269m
to USD 3,529m,
primarily
reflecting a
USD 204m decrease
in depreciation
of leased
real estate
as a
result of
higher levels
of accelerated
depreciation
in
2024,
driven
by
integration
activities.
In
addition,
there
was
a
USD 35m
decrease
in
the
depreciation
of
IT
and
communication equipment,
mainly driven
by internally
generated capitalized
software, reflecting
a lower
cost base
of
software assets.
Operating expenses
For the year ended % change from
USD m 31.12.25 31.12.24 31.12.23 31.12.24
Personnel expenses
27,861
27,318
24,899
2
of which: salaries
11,904
12,178
10,997
(2)
of which: variable compensation
11,434
10,870
9,845
5
of which: performance awards
4,912
4,456
3,986
10
of which: financial advisors
1
5,654
5,293
4,549
7
of which: other
867
1,121
1,310
(23)
of which: other personnel expenses
2
4,523
4,270
4,058
6
General and administrative expenses
8,807
10,124
10,156
(13)
of which: net expenses / (releases) for litigation, regulatory and similar matters
(949)
(128)
809
641
Depreciation, amortization and impairment of non-financial assets
3,529
3,798
3,750
(7)
Total operating expenses
40,197
41,239
38,806
(3)
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
Tax
Income tax
expenses of
USD 1,056m were
recognized for
the Group
in 2025,
representing an
effective tax
rate of
11.9%,
compared with USD 1,675m for 2024, which represented an effective tax rate of 24.6%.
The income tax expenses
for 2025 included a
Swiss tax expense
of USD 920m, which
included current tax
expenses of
USD 597m in
respect of
taxable profits
of UBS
Switzerland AG
and other
Swiss entities
and deferred
tax expenses
of
USD 323m that
primarily related
to the
amortization of
deferred tax
assets (DTAs)
previously recognized
in relation
to
deductible temporary differences.
Income tax expenses
also included a
net non-Swiss tax
expense of USD 136m,
which reflected current
tax expenses of
USD 841m that included
USD 145m relating to
US corporate alternative
minimum tax, with
an equivalent deferred
tax
benefit for DTAs
recognized in respect
of tax credits
carried forward, and
USD 696m in respect
of other taxable
profits
of
non-Swiss
subsidiaries
and
branches.
These
were
partly
offset
by
a
net
deferred
tax
benefit
of
USD 705m,
which
included USD 145m
related to
the aforementioned
deferred tax
benefit, USD 747m
in respect
of a
net upward
revaluation
of DTAs and USD 215m in respect
of an increase in DTAs that
resulted from an increase in the
expected value of future
tax deductions for
deferred compensation awards
due to an
increase in the
Group’s share price
during the year.
These
benefits were
partly
offset by
an
expense of
USD 402m that
primarily related
to
the amortization
of
DTAs previously
recognized in relation to tax losses carried forward and deductible temporary differences.
For the full year 2026, we expect a tax rate of around 23%, excluding any potential effects from the remeasurement of
DTAs in
connection with
the business
planning process
for 2026
and any
material jurisdictional
statutory tax
rate and
other tax law changes that could be enacted.
›
Refer to “Note 8 Income taxes” in the “Consolidated financial statements” section of this report for more information
›
Refer to the “Risk factors” section of this report for more information
Total comprehensive income attributable to shareholders
In 2025,
total comprehensive
income attributable
to shareholders
was USD 11,998m,
reflecting net
profit of
USD 7,767m
and other comprehensive income (OCI), net of tax, of USD 4,231m.
Foreign currency translation OCI was
USD 3,333m, mainly due to the weakening
of the US dollar against the
Swiss franc
and the euro.
OCI
related
to
cash
flow
hedges
was
USD
1,295m,
mainly
reflecting
net
losses
on
hedging
instruments
that
were
reclassified from OCI to the
income statement and net unrealized
gains on US dollar
hedging derivatives resulting from
decreases in the relevant US dollar long-term interest rates.
OCI
related
to
own
credit
on
financial
liabilities
designated
at
fair
value
was
negative
USD 499m,
primarily
due
to
a
tightening of our own credit spreads.
›
Refer to “Statement of comprehensive income” in the “Consolidated financial statements” section of this report for more
information
›
Refer to “Note 20 Fair value measurement” in the “Consolidated financial statements” section of this report for more information
about own credit on financial liabilities designated at fair value
›
Refer to “Note 24 Hedge accounting”
in the “Consolidated financial statements” section of this report for more information about
cash flow hedges of forecast transactions

Annual Report 2025 |
Financial and operating performance | Group performance

Sensitivity to interest rate movements
As of 31 December
2025, it is
estimated that a
parallel shift in
yield curves by
+100 basis points
could lead to
a combined
increase in annual net interest income
from our banking book of approximately USD 1.4bn
in the first year after such
a
shift. Of this
increase, approximately USD 1.1bn,
USD 0.2bn and USD 0.1bn
would result from
changes in Swiss
franc,
US dollar and euro interest rates, respectively.
A parallel shift
in yield curves
by –100 basis
points could lead
to a combined
increase in annual
net interest income
of
approximately USD 0.9bn. Of this
increase, approximately USD 1.2bn would
result from changes in
Swiss franc interest
rates, driven by both contractual
and assumed flooring benefits
under negative interest rates.
US dollar and euro interest
rates would lead to an offsetting decrease of USD 0.2bn and USD 0.1bn, respectively.
These
estimates
do
not
represent
net
interest
income
forecasts,
as
they
are
based
on
a
hypothetical
scenario
of
an
immediate change in
interest rates, equal
across all currencies
and relative to
implied forward rates
as of 31 December
2025 applied to
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
Cost / income ratio
The
cost / income
ratio
was
81.1%,
compared
with
84.8%,
and
on
an
underlying
basis
the
cost / income
ratio
was
74.4%, compared
with 79.5%. Both
of these decreases
were as
a result
of higher total
revenues and
lower operating
expenses.
Return on common equity tier 1 capital
The return on common equity
tier 1 (CET1) capital was 10.8%,
compared with 6.7%. On an underlying
basis, the return
on CET1 capital was 13.7%, compared with 8.7%. These increase
s
were driven by an increase in net profit
attributable
to shareholders and a decrease in average CET1 capital.
CET1 capital
CET1 capital decreased by USD 0.1bn to USD 71.3bn as
of 31 December 2025, mainly as operating profit before
tax of
USD 8.9bn and
foreign currency
translation gains
of USD 3.1bn
were more
than offset
by dividend
accruals of
USD 3.4bn,
share repurchases of USD 3.0bn under our 2024 and 2025 share repurchase programs, the recognition of a new capital reserve of USD 3.0bn
for expected future
share repurchases
in 2026, current
tax expenses of
USD 1.4bn, and negative
effects
from compensation-
and own-share-related capital components of USD 0.7bn and other items of USD 0.5bn.
Risk-weighted assets
During 2025, RWA decreased by USD 5.1bn to USD 493.4bn, driven by a USD 16.3bn decrease resulting from asset size
and other
movements, an
USD 8.6bn decrease
as a
result of
the implementation
of the
final Basel III
standards and
a
decrease
of
USD 4.2bn
resulting
from
model
updates
and
other
methodology
changes.
These
decreases
were
partly
offset by a USD 24.0bn increase from currency effects.
CET1 capital ratio
Our CET1 capital ratio increased to 14.4% from 14.3%, predominantly due to a USD 5.1bn decrease in RWA.
Leverage ratio denominator
During
2025,
the
LRD
increased
by
USD 103.0bn
to
USD 1,622.4bn,
mainly
driven
by
a
USD 110.2bn
increase
from
currency effects and a USD 28.8bn increase as
a result of the implementation of
the final Basel III standards, partly offset
by a USD 36.1bn decrease from asset size and other movements.
CET1 leverage ratio
Our
CET1
leverage
ratio
decreased
to
4.4%
from
4.7%,
due
to
the
USD 103.0bn
increase
in
the
LRD
and
the
aforementioned decrease in CET1 capital.
Personnel
The number of internal and
external personnel employed was approximately
119,589 (based on full-time equivalents
for
internal
personnel
and
workforce
count
for
external
personnel)
as
of
31 December
2025,
a
net
decrease
of
9,394
compared with 31 December 2024. The number of internal personnel employed as of 31 December 2025 was 103,177
(full-time equivalents),
a net
decrease of
5,471 compared
with 31 December
2024. The
number of
external staff
was
approximately 16,412 (workforce count), a net decrease of 3,923 compared with 31 December 2024.

Annual Report 2025 |
Financial and operating performance | Group performance

Equity, CET1 capital and returns
As of or for the year ended
USD m, except where indicated 31.12.25 31.12.24 31.12.23
Net profit
Net profit attributable to shareholders 7,767 5,085 27,366
Equity
Equity attributable to shareholders 90,213 85,079 85,624
less: goodwill and intangible assets 6,948 6,887 7,515
Tangible equity attributable to shareholders 83,265 78,192 78,109 less: other CET1 deductions 12,003 6,825 107
CET1 capital 71,262 71,367 78,002
Return on equity
Return on equity (%) 8.8 6.0 36.9
Return on tangible equity (%) 9.5 6.5 40.8
Underlying return on tangible equity (%) 12.1 8.5 4.1
Return on CET1 capital (%) 10.8 6.7 41.8
Underlying return on CET1 capital (%) 13.7 8.7 4.2

Annual Report 2025 |
Financial and operating performance | Global Wealth Management

Global Wealth Management
Global Wealth Management
As of or for the year ended % change from
USD m, except where indicated 31.12.25 31.12.24 31.12.24
Results
Net interest income 7,018 7,358 (5)
Recurring net fee income 13,671 12,625 8
Transaction-based income
1,2
5,208 4,503 16
Other revenues
1,3
62 31 101
Total revenues 25,960 24,516 6
Credit loss expense / (release) 48 (16)
Operating expenses 20,705 20,608 0
Business division operating profit / (loss) before tax 5,207 3,924 33
Underlying results
Total revenues as reported 25,960 24,516 6
of which: PPA effects and other integration items
4
624 891 (30)
of which: PPA effects recognized in net interest income 579 910 (36)
of which: PPA effects and other integration items recognized in transaction-based income 45 (19)
of which: loss related to an investment in an associate (62) (21) 200
Total revenues (underlying)
1
25,398 23,646 7
Credit loss expense / (release) 48 (16)
Operating expenses as reported 20,705 20,608 0
of which: integration-related expenses and PPA effects
1,5
1,675 1,807 (7)
Operating expenses (underlying)
1
19,030 18,802 1
of which: net expenses / (releases) for litigation, regulatory and similar matters (173) 147
Business division operating profit / (loss) before tax as reported 5,207 3,924 33
Business division operating profit / (loss) before tax (underlying)
1
6,320 4,860 30
Performance measures and other information
Pre-tax profit growth (year-on-year,
%)
1
32.7 13.9
Cost / income ratio (%)
1
79.8 84.1
Average attributed equity (USD bn)
6
34.2 33.3 3
Return on attributed equity (%)
1,6
15.2 11.8
Financial advisor compensation
7
5,654 5,292 7
Net new fee-generating assets (USD bn)
1
52.2 61.7
Fee-generating assets (USD bn)
1
2,108 1,816 16
Net new money (USD bn)
1
7.9 5.5
Net new assets (USD bn)
1
100.8 96.7
Net new assets growth rate (%)
1
2.4 2.5
Invested assets (USD bn)
1
4,753 4,182 14
Net new loan volumes (USD bn)
1,8
13.6 (11.8)
Loan volumes (USD bn)
1,9
327.2 300.5 9
Net new deposit volumes (USD bn)
1,10
(9.2) 0.9
Customer deposit volumes (USD bn)
1,11
479.1 470.1 2
Credit-impaired loan portfolio as a percentage of total loan portfolio, gross (%)
1,12
0.5 0.4
Advisors (full-time equivalents) 9,420 9,803 (4)
Underlying performance measures
Pre-tax profit growth (year-on-year,
%)
1
30.0 30.3
Cost / income ratio (%)
1
74.9 79.5
Return on attributed equity (%)
1,6
18.5 14.6
1 Refer to “Alternative performance measures” in the appendix to this report for the definition and calculation method. Each alternative performance measure (APM) that qualifies as a non-GAAP measure as defined by US Securities and Exchange Commission (SEC) regulations is designated as such in the table of APMs in the appendix to this
report. For more information about underlying results, refer to the “Group performance”
section of this report.
2 Is composed of USD 3,399m (2024: USD 2,841m) of net fee and commission income, USD 1,803m (2024: USD 1,673m)
of other net income from financial instruments measured at fair value through profit or loss
and USD 6m (2024: negative
USD 11m) of other income
as reflected in the
Group financial statements.
Income related to certain
financial instruments not directly
linked to client
activity and
measured at fair value that was previously
presented as transaction-based income is presented as
other revenues from the fourth quarter
of 2025 onward. This change has been
applied prospectively.
3 Are composed
of USD 33m (2024: USD 0m) of other net income from
financial instruments measured at fair value through profit or loss and USD 29m (2024: USD 31m) of other income as
reflected in the Group financial statements.
Income related to certain financial instruments not directly linked to client activity and measured at fair value that was previously presented as transaction-based income is presented as other revenues from the fourth quarter of 2025 onward. This change has been applied prospectively. The line was renamed “Other revenues” (previously “Other income”) in the fourth quarter of 2025.
4 Includes accretion of PPA adjustments on
financial instruments and other PPA
effects, as well as temporary
and incremental items directly related to
the integration.
5 Includes temporary, incremental
operating expenses directly related to
the integration,
as well as amortization of
intangibles resulting from the acquisition
of the Credit Suisse Group.
6 Refer to the “Capital management”
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
were USD 1,493m as
of 31 December 2025.
8 Is composed of
USD 13.4bn (2024: negative
USD 11.5bn) classified as
Loans and advances
to customers and
USD 0.2bn (2024: negative
USD 0.3bn) classified as
Brokerage receivables in the Group financial statements.
9 Presented gross of expected credit losses. Is composed of USD 322.4bn (31 December 2024: USD 295.9bn) classified as Loans and advances to customers and USD 4.8bn (2024: USD
4.6bn) classified as Brokerage
receivables in the
Group financial statements.
10 Is composed of
negative USD 8.6bn (2024:
negative USD 0.4bn) classified
as Customer deposits
and
negative USD 0.6bn (2024: USD 1.3bn) classified as Brokerage payables in the Group financial statements.
11 Is composed of USD 473.8bn (31 December 2024: USD 464.2bn) classified as Customer deposits and
USD 5.3bn (2024: USD 5.9bn) classified as Brokerage
payables in the Group financial statements.
12 Refer to the “Risk management and control” section of
this report for more information about credit-impaired
exposures. Excludes loans to financial advisors.

Annual Report 2025 |
Financial and operating performance | Global Wealth Management

2025 compared with 2024
Results
Profit before
tax increased
by USD 1,283m, or
33%, to USD 5,207m,
mainly due to
higher total revenues
and broadly
stable
operating
expenses.
Underlying
profit
before
tax
was
USD 6,320m,
an
increase
of
30%,
after
excluding
from
operating
expenses
USD 1,675m
of
integration-related
expenses
and
purchase
price
allocation
(PPA)
effects
and
excluding from total
revenues USD 624m of
PPA
effects and other
integration items and
a USD 62m loss
related to an
investment in an associate.
Total revenues
Total revenues increased by USD 1,444m, or 6%,
to USD 25,960m, largely
driven by higher
recurring net fee
income and
transaction-based income, partly offset by lower net interest income, and included a USD 267m decrease in PPA effects
and other integration items.
Excluding USD 624m of PPA effects and other integration
items and a USD 62m
loss related
to an investment in an associate, underlying total revenues were USD 25,398m, an increase of 7%.
Net interest income decreased by USD 340m,
or 5%, to USD 7,018m and included
a USD 331m decrease in accretion of
PPA
adjustments
on
financial
instruments and
other
PPA
effects.
Excluding
PPA
effects
of
USD 579m,
underlying
net
interest income
was broadly
stable at USD
6,439m. Net interest
income was
impacted by
lower central
bank interest
rates
on deposit
revenues, by
lower loan
revenues, which
reflected lower
margins, and
also by
higher liquidity
and funding
costs. These drivers were almost entirely
offset by balance sheet optimization measures,
the effects of favorable changes
in deposit mix and positive foreign currency effects.
Recurring net fee income increased by USD 1,046m, or 8%, to USD 13,671m, mainly driven by higher average levels of fee-generating assets,
primarily from
mandates, reflecting
positive market
performance and
net new
fee-generating asset
inflows in 2025.
Transaction-based income increased
by USD 705m, or
16%, to USD 5,208m. Excluding
PPA effects and other
integration
items of USD 45m, underlying transaction-based income was USD 5,163m, an increase of 14%, mainly driven by higher
levels
of
client
activity
across
all
regions
and
also
driven
by
contributions
from
Structured
Solutions,
Cash
Equities,
Investment Funds and Wealth Planning revenues.
Other revenues
increased by
USD 31m to
USD 62m and
included a
release of
USD 42m related
to other
financial liabilities,
a USD 34m fair
value gain from
a strategic partnership
and a USD 33m
gain from the
sale of our
wealth management
business in India, partly offset
by a net loss of
USD 62m related to an investment
in an associate. Other revenues
in 2024
included a loss
of USD 21m related to
an investment in an
associate. Excluding the
aforementioned net loss
of USD 62m,
underlying other revenues were USD 125m.
Credit loss expense / release
Net credit loss expenses were USD 48m, reflecting net expenses on credit-impaired positions and net releases related to
performing positions. Net credit loss releases were USD 16m in 2024.
Operating expenses
Operating
expenses
were
broadly
stable
at
USD 20,705m
and
included
a
USD 132m
decrease
in
integration-related
expenses. Excluding USD 1,675m of
integration-related expenses and PPA
effects, underlying operating
expenses were
USD 19,030m, an increase
of 1%,
mainly driven by
an increase
in financial advisor
compensation as a
result of
higher
compensable
revenues,
partly
offset
by
USD 173m
of
net
releases
in
provisions
for
litigation,
regulatory
and
similar
matters, primarily reflecting USD 284m
of releases related
to the resolution
of a legacy matter
concerning cross-border
business activities in France.
›
Refer to “Note 17 Provisions and contingent liabilities” in the “Consolidated financial statements” section of this report for more
information about litigation, regulatory and similar matters
Cost / income ratio
The cost / income
ratio decreased to 79.8%
from 84.1%, mainly reflecting an
increase in total revenues,
while operating
expenses were
broadly stable.
The underlying
cost /
income ratio
decreased to
74.9% from
79.5%, as
an increase
in
underlying total revenues more than offset an increase in underlying operating expenses.
Invested assets
Invested assets
increased by USD 571bn
to USD 4,753bn,
mainly driven by
positive market performance
of USD 376.7bn,
positive foreign currency
effects of USD 125.8bn and
net new asset inflows of
USD 100.8bn, partly offset by
effects of
USD 27.5bn as a result of UBS’s strategic decisions to exit certain markets or cease offering certain services.
Loan volumes
Loan volumes increased by USD 26.7bn to
USD 327.2bn, mainly driven by positive foreign
currency effects and positive
net new loan volumes of USD 13.6bn.
›
Refer to the “Risk management and control” section of this report for more information

Annual Report 2025 |
Financial and operating performance | Global Wealth Management

Customer deposit volumes
Customer deposit volumes increased
by USD 9.0bn to USD 479.1bn,
mainly driven by positive
foreign currency effects,
partly offset by net new deposit volume outflows of USD 9.2bn.
Regional breakdown of performance measures
As of or for the year ended 31.12.25
USD m, except where indicated Americas
1
Asia Pacific EMEA Switzerland Divisional items
2
Global Wealth
Management
Net interest income
2,087
1,325
1,532
1,489
585
7,018
Recurring net fee income
8,373
1,151
2,268
1,831
48
13,671
Transaction-based income
3,4
1,773
1,531
1,056
881
(34)
5,208
Other revenues
3,4
10
(18)
(2)
(1)
73
62
Total revenues
12,243
3,988
4,855
4,201
673
25,960
Credit loss expense / (release)
50
5
21
(29)
0
48
Operating expenses
10,639
2,447
3,213
2,689
1,715
20,705
Operating profit / (loss) before tax
1,554
1,535
1,621
1,540
(1,043)
5,207
of which: PPA effects, integration-related items and other items
5
(1,113)
(1,113)
Cost / income ratio (%)
3
86.9
61.4
66.2
64.0
79.8
Net new fee-generating assets (USD bn)
3
11.7
14.5
20.7
5.7
(0.4)
52.2
Fee-generating assets (USD bn)
3
1,175
206
458
268
1
2,108
Net new money (USD bn)
3
(57.7)
46.2
16.5
5.2
(2.3)
7.9
Net new assets (USD bn)
3
(5.9)
62.5
28.4
18.1
(2.3)
100.8
Net new assets growth rate (%)
3
(0.3)
9.4
4.3
2.4
2.4
Invested assets (USD bn)
3
2,283
795
778
891
6
4,753
Net new loan volumes (USD bn)
3
5.9
3.0
2.7
2.2
(0.2)
13.6
Loan volumes (USD bn)
3
103.6
6
46.4
63.3
113.2
0.8
327.2
Net new deposit volumes (USD bn)
3
3.0
(7.5)
(0.5)
(3.3)
(0.9)
(9.2)
Customer deposit volumes (USD bn)
3
119.6
6
117.0
114.0
124.7
3.8
479.1
Advisors (full-time equivalents)
5,772
910
1,438
1,207
94
9,420
1 Includes the
Wealth Management
US (which
covers the
USA and
Canada) and
Wealth Management
LatAm (which
covers Latin
America) business
units.
2 Includes impacts
from accretion
of purchase
price
allocation adjustments on
financial instruments and
other PPA
effects, integration-related
expenses, certain
gains and losses
from investments in
associates and minor
functions, that
are not included
in the four
regions individually presented in this table.
3 Refer to “Alternative performance measures” in the appendix to this report for the definition and calculation method. Each alternative performance measure (APM) that qualifies as a
non-GAAP measure
as defined by
US Securities and
Exchange Commission
(SEC) regulations is
designated as
such in the
table of APMs
in the appendix
to this report.
For more
information about
underlying results, refer to the “Group performance” section of this report.
4 From the fourth quarter of 2025 onward, income
related to certain financial instruments not
directly linked to client activity and measured
at fair value
that was previously
presented as transaction-based
income is now
presented as other
revenues. This
change has been
applied prospectively.
The line has
been renamed “Other
revenues” (previously
“Other income”).
5 Items of profit
or loss that
management believes are
not representative of
the underlying performance,
namely impacts from
accretion of purchase
price allocation adjustments
on financial
instruments and other
PPA effects,
integration-related expenses,
amortization of intangibles
resulting from the
acquisition of the
Credit Suisse Group,
and certain gains
and losses from
investments in associates.
6 Loan volumes and Customer deposit volumes in this table include customer brokerage receivables and payables, respectively, which are presented in
separate reporting lines on the balance sheet.
Regional comments: 2025 compared with 2024
Americas
Profit
before
tax
increased
by
USD 510m
to
USD 1,554m.
Total
revenues
increased
by
USD 980m,
or
9%,
to
USD 12,243m, mainly
driven by
increases
of
USD 661m in
recurring
net
fee
income, USD 191m
in transaction-based
income and
USD 153m in
net interest
income. Operating expenses
increased by
USD 447m, or
4%, to
USD 10,639m.
The
cost / income
ratio
decreased
to
86.9%
from
90.5%.
Loan
volumes
increased
by
6%
compared
with
2024,
to
USD 103.6bn, mainly
driven by
positive net
new loan
volumes of
USD 5.9bn. Customer
deposit volumes
increased by
3% compared with 2024, to USD 119.6bn, with net
new deposit volume inflows of USD 3.0bn. Net
new asset outflows
were USD 5.9bn.
Asia Pacific
Profit
before
tax
increased
by
USD 353m
to
USD 1,535m.
Total
revenues
increased
by
USD 376m,
or
10%,
to
USD 3,988m, mainly
driven by
increases of
USD 311m in
transaction-based income and
USD 96m in
recurring net
fee
income.
Operating
expenses
were
broadly
stable
at
USD 2,447m.
The
cost / income
ratio
decreased
to
61.4%
from
67.5%. Loan volumes
increased by 12%
compared with 2024,
to USD 46.4bn, mainly
driven by positive
net new loan
volumes of
USD 3.0bn. Customer
deposit volumes
decreased by
7% compared
with 2024,
to USD 117.0bn,
with net
new deposit volume outflows of USD 7.5bn. Net new asset inflows were USD 62.5bn.
EMEA
Profit
before
tax
increased
by
USD 387m
to
USD 1,621m
and
included
USD 150m
of
net
releases
in
provisions
for
litigation, regulatory and similar matters,
primarily reflecting USD 213m of releases
related to the resolution
of a legacy
matter
concerning
cross-border
business
activities
in
France.
Total
revenues
increased
by
USD 178m,
or
4%,
to
USD 4,855m, mainly driven by increases
of USD 164m in recurring
net fee income and USD 124m
in transaction-based
income, partly offset
by a USD 111m
decrease in net
interest income. Operating
expenses decreased by
USD 247m, or
7%, to USD 3,213m and included the aforementioned release in litigation provisions. The cost / income ratio decreased to 66.2% from 74.0%. Loan volumes increased by 10% compared with 2024, to USD 63.3bn, mainly driven by positive
foreign currency effects
and positive net new
loan volumes
of USD 2.7bn. Customer deposit
volumes increased by
3%
compared with 2024,
to USD 114.0bn,
mainly driven
by positive
foreign currency effects,
partly offset by
net new
deposit
volume outflows of USD 0.5bn. Net new asset inflows were USD 28.4bn.

Annual Report 2025 |
Financial and operating performance | Global Wealth Management

Switzerland
Profit before tax increased by
USD 98m to USD 1,540m
and included USD 62m
of net releases in
provisions for litigation,
regulatory
and
similar
matters,
primarily
reflecting
USD 71m
of
releases
related
to
the
resolution
of
a
legacy
matter
concerning cross-border
business activities
in France.
Total
revenues increased
by USD 118m,
or 3%,
to USD 4,201m,
with an increase of USD 127m in recurring net fee income and USD 60m in transaction-based income, partly offset by a decrease of
USD 76m in
net interest
income.
Operating expenses
increased by
USD 27m, or
1%, to
USD 2,689m and
included the
aforementioned release
in litigation provisions.
The cost / income
ratio decreased
to 64.0%
from 65.2%.
Loan volumes
increased by 10%
compared with 2024,
to USD 113.2bn,
mainly driven
by positive foreign
currency effects
and positive net new loan volumes of USD 2.2bn. Customer deposit volumes increased by 8% compared with 2024, to
USD 124.7bn, mainly
driven by
positive foreign
currency effects,
partly offset
by net
new deposit
volume outflows
of
USD 3.3bn. Net new asset inflows were USD 18.1bn.
Divisional items
Operating loss before
tax was
USD 1,043m and mainly
included USD 1,675m of
integration-related expenses and
PPA
effects, impacts from
agreements with certain
clients, and a
loss of USD 62m
related to an
investment in an
associate,
partly offset by
the aforementioned USD 624m
related to PPA
effects and other
integration items, USD 42m related
to
other financial liabilities,
a USD 34m
fair value gain
driven from
a strategic
partnership, and a
USD 33m gain from
the
sale of our wealth management business in India.

Annual Report 2025 |
Financial and operating performance | Personal & Corporate Banking

Personal & Corporate Banking
Personal & Corporate Banking – in Swiss francs
As of or for the year ended % change from
CHF m, except where indicated 31.12.25 31.12.24 31.12.24
Results
Net interest income 4,403 4,987 (12)
Recurring net fee income
1,2
1,405 1,425 (1)
Transaction-based income
1,3
1,825 1,821 0
Other revenues
1,4
(50) 7
Total revenues 7,583 8,241 (8)
Credit loss expense / (release) 277 357 (22)
Operating expenses 5,235 5,070 3
Business division operating profit / (loss) before tax 2,071 2,814 (26)
Underlying results
Total revenues as reported 7,583 8,241 (8)
of which: PPA effects and other integration items
5
841 915 (8)
of which: PPA effects recognized in net interest income
757 841 (10)
of which: PPA effects and other integration items recognized in transaction-based income 84 74 13 of which: loss related to an investment in an associate (133) (54) 148 of which: items related to the Swisscard transactions
6
58
Total revenues (underlying)
1
6,817 7,379 (8)
Credit loss expense / (release) 277 357 (22)
Operating expenses as reported 5,235 5,070 3
of which: integration-related expenses and PPA effects
1,7
897 662 36
of which: items related to the Swisscard transactions 164
8
37
9
341
Operating expenses (underlying)
1
4,175 4,371 (4)
of which: net expenses / (releases) for litigation, regulatory and similar matters (30) 1
Business division operating profit / (loss) before tax as reported 2,071 2,814 (26)
Business division operating profit / (loss) before tax (underlying)
1
2,365 2,651 (11)
Performance measures and other information
Pre-tax profit growth (year-on-year,
%)
1
(26.4) 11.3
Cost / income ratio (%)
1
69.0 61.5
Average attributed equity (CHF bn)
10
17.8 19.0 (6)
Return on attributed equity (%)
1,10
11.6 14.8
Net interest margin (bps)
1
178 201
Loans, gross (CHF bn) 246.0 242.3 1
Customer deposits (CHF bn) 248.6 254.1 (2)
Credit-impaired loan portfolio as a percentage of total loan portfolio, gross (%)
1,11
1.2 1.3
Underlying performance measures
Pre-tax profit growth (year-on-year,
%)
1
(10.8) 8.1
Cost / income ratio (%)
1
61.2 59.2
Return on attributed equity (%)
1,10
13.3 13.9
1 Refer to “Alternative performance measures” in the appendix to this report for the definition and calculation method. Each alternative performance measure (APM) that qualifies as a non-GAAP measure as defined by US Securities and Exchange Commission (SEC) regulations is designated as such in the table of APMs in the appendix to this
report. For more information about underlying results, refer to the “Group performance”
section of this report.
2 Is composed of net fee and commission income
and other income as reflected in the Group
financial statements. For reconciliation information in US dollar amounts, refer to the corresponding footnote in the table below.
3 Is composed of net fee and commission income,
other net income from financial instruments measured at
fair value through profit or loss and other
income as reflected in the Group
financial statements. For reconciliation information in US dollar amounts, refer to the corresponding footnote in the table below. Income related to certain financial instruments not directly linked to client activity and
measured at fair value that was previously
presented as transaction-based income is presented as
other revenues from the fourth quarter
of 2025 onward. This change has been
applied prospectively.
4 Are composed
of other net income from financial instruments measured at fair value through profit or loss and other income as reflected
in the Group financial statements. For
reconciliation information in US dollar amounts, refer
to the corresponding
footnote in the
table below.
Income related to
certain financial instruments
not directly linked
to client activity
and measured at
fair value that
was previously presented
as transaction-based
income is presented as other revenues from the fourth quarter of 2025 onward. This change has been applied prospectively. The line was renamed “Other revenues” (previously “Other income”) in the fourth quarter of 2025.
5 Includes accretion of PPA
adjustments on financial instruments and
other PPA effects,
as well as temporary and
incremental items directly related to
the integration.
6 Represents the gain related to
UBS’s share of the income recorded
by Swisscard for the
sale of the Credit
Suisse card portfolios to UBS.
7 Includes temporary, incremental operating expenses directly related to the integration, as well as
amortization
of intangibles resulting from
the acquisition of the
Credit Suisse Group.
8 Represents the expense
related to the payment
to Swisscard for the
sale of the Credit
Suisse card portfolios to
UBS.
9 Represents the
termination fee
paid to
American Express
related to
the sale
of our
50% holding
in Swisscard.
10 Refer to
the “Capital
management” section
of this
report for
more information
about the
equity attribution
framework.
11 Refer to the “Risk management and control” section of this report for more information about credit-impaired exposures.

Annual Report 2025 |
Financial and operating performance | Personal & Corporate Banking

2025 compared with 2024
Results
Profit before tax decreased by CHF 743m, or
26%, to CHF 2,071m, reflecting lower total
revenues and higher operating
expenses, partly
offset by
lower net
credit loss
expenses. Underlying
profit before
tax was
CHF 2,365m, a
decrease of
11%, predominantly
driven by
lower
net interest
income, resulting
from
lower market
interest
rates.
This underlying
profit excludes from
total revenues CHF 841m
of purchase
price allocation (PPA
)
effects and
other integration items,
a
net
loss
of
CHF 133m
related
to
an
investment
in
an
associate,
and
a
gain
of
CHF 58m
related
to
the
Swisscard
transactions; it also excludes from operating expenses CHF 897m of integration-related expenses and PPA effects and a
CHF 164m expense related to the Swisscard transactions.
Total revenues
Total
revenues decreased
by CHF 658m, or
8%, to CHF 7,583m,
predominantly due to
lower net interest
income, and
included a CHF 74m decrease in PPA effects and other integration items. Total revenues in 2025 also included a gain of
CHF 58m related
to the
Swisscard transactions
and a
net loss
of CHF 133m
related
to an
investment in
an associate.
Excluding CHF 841m of PPA effects and other integration items and the aforementioned gain and a net loss, underlying total revenues were CHF 6,817m, a decrease of 8%.
Net interest income
decreased by CHF
584m, or 12%,
to CHF 4,403m, mainly
reflecting the impact
of lower central
bank
interest rates
on deposit
revenues. This
decrease was
partly offset
by deposit
pricing measures
and lower
liquidity and
funding
costs.
Net
interest
income
also
included
an
CHF 84m
decrease
in
accretion
of
PPA
adjustments
on
financial
instruments and other PPA
effects. Excluding PPA effects
of CHF 757m, underlying
net interest income was
CHF 3,647m,
a decrease of 12%.
Recurring net
fee income
decreased by
CHF 20m, or
1%, to
CHF 1,405m, as
the impact
from a
reclassification of
recurring
net fee income
to transaction-based income
as a result
of aligning Credit
Suisse presentation to
that of UBS
in the second
half of 2024, as well as lower revenues related to our share of Swisscard profit, was partly offset by higher custody fees,
mainly reflecting net new inflows and positive market performance.
Transaction-based
income
was
broadly
stable
at
CHF 1,825m,
as
the
positive
impact
from
the
aforementioned
reclassification and a CHF 10m
increase in accretion of
PPA adjustments on financial
instruments and other
PPA effects
were offset by
lower corporate client
revenues. Excluding
CHF 84m of PPA
effects and
other integration
items, underlying
transaction-based income was broadly stable at CHF 1,741m.
Other revenues were negative CHF 50m, compared with positive CHF 7m, and included a net loss of CHF 133m related
to an investment
in an associate,
partly offset by
a gain of
CHF 58m related to
the Swisscard transactions.
Other revenues
in 2024 included a
loss of CHF 54m related
to an investment in
an associate. Excluding the
aforementioned net loss of
CHF 133m and the gain of CHF 58m, underlying other revenues were positive CHF 25m.
Credit loss expense / release
Net credit loss
expenses were CHF 277m,
mainly reflecting net
expenses on credit-impaired
positions, compared with
net
credit loss expenses of CHF 357m in 2024.
Operating expenses
Operating expenses increased
by CHF 165m, or
3%, to CHF 5,235m
and included a
CHF 164m expense related
to the
Swisscard transactions
and a
CHF 240m increase
in integration-related
expenses. Excluding
CHF 897m of
integration-
related expenses
and PPA
effects and
the aforementioned expense
of CHF 164m, underlying
operating expenses were
CHF 4,175m, a decrease of 4%, mainly
driven by lower personnel expenses,
including lower variable compensation,
and
by CHF 29m of net
releases in provisions for litigation,
regulatory and similar matters
related to the resolution of
a legacy
matter concerning cross-border business activities in France.
›
Refer to “Note 17 Provisions and contingent liabilities” in the “Consolidated financial statements” section of this report for more
information about litigation, regulatory and similar matters
Return on attributed equity
Return on attributed equity was 11.6%, compared with 14.8% in 2024. The underlying return on attributed equity was
13.3%, compared with 13.9% in 2024.
Cost / income ratio
The cost / income ratio
increased to 69.0%
from 61.5%, due
to a decrease
in total revenues
and an increase
in operating
expenses. The underlying
cost / income ratio increased to
61.2% from 59.2%, as
a decrease in underlying
total revenues
more than offset a decrease in underlying operating expenses.

Annual Report 2025 |
Financial and operating performance | Personal & Corporate Banking

Personal & Corporate Banking – in US dollars
As of or for the year ended % change from
USD m, except where indicated 31.12.25 31.12.24 31.12.24
Results
Net interest income 5,322 5,650 (6)
Recurring net fee income
1,2
1,698 1,614 5
Transaction-based income
1,3
2,207 2,061 7
Other revenues
1,4
(73) 10
Total revenues 9,154 9,334 (2)
Credit loss expense / (release) 339 404 (16)
Operating expenses 6,318 5,741 10
Business division operating profit / (loss) before tax 2,497 3,189 (22)
Underlying results
Total revenues as reported 9,154 9,334 (2)
of which: PPA effects and other integration items
5
1,016 1,038 (2)
of which: PPA effects recognized in net interest income
915 954 (4)
of which: PPA effects and other integration items recognized in transaction-based income 101 84 21 of which: loss related to an investment in an associate (168) (59) 184 of which: items related to the Swisscard transactions
6
64
Total revenues (underlying)
1
8,242 8,355 (1)
Credit loss expense / (release) 339 404 (16)
Operating expenses as reported 6,318 5,741 10
of which: integration-related expenses and PPA effects
1,7
1,093 749 46
of which: items related to the Swisscard transactions 180
8
41
9
340
Operating expenses (underlying)
1
5,045 4,951 2
of which: net expenses / (releases) for litigation, regulatory and similar matters (37) 1
Business division operating profit / (loss) before tax as reported 2,497 3,189 (22)
Business division operating profit / (loss) before tax (underlying)
1
2,857 3,000 (5)
Performance measures and other information
Pre-tax profit growth (year-on-year,
%)
1
(21.7) 13.4
Cost / income ratio (%)
1
69.0 61.5
Average attributed equity (USD bn)
10
21.4 21.6 (1)
Return on attributed equity (%)
1,10
11.7 14.8
Net interest margin (bps)
1
178 200
Loans, gross (USD bn) 310.2 266.9 16
Customer deposits (USD bn) 313.5 279.9 12
Credit-impaired loan portfolio as a percentage of total loan portfolio, gross (%)
1,11
1.2 1.3
Underlying performance measures
Pre-tax profit growth (year-on-year,
%)
1
(4.8) 9.3
Cost / income ratio (%)
1
61.2 59.3
Return on attributed equity (%)
1,10
13.4 13.9
1 Refer to “Alternative performance measures” in the appendix to this report for the definition and calculation method. Each alternative performance measure (APM) that qualifies as a non-GAAP measure as defined by US Securities and Exchange Commission (SEC) regulations is designated as such in the table of APMs in
the appendix to this report. For more information about underlying results, refer to the
“Group performance”
section of this report.
2 Is composed of USD 1,669m (2024: USD 1,541m) of net
fee and commission income and USD 29m (2024: USD 73m)
of other income as reflected in the Group financial
statements.
3 Is
composed of USD 1,303m
(2024: USD 1,182m) of
net fee and commission
income, USD 896m (2024:
USD 843m) of other net
income from financial
instruments measured at
fair value through
profit or loss
and
USD 8m (2024:
USD 36m) of
other income as
reflected in
the Group financial
statements. Income
related to
certain financial instruments
not directly
linked to
client activity and
measured at fair
value that
was
previously presented as transaction-based income is presented as other revenues from the fourth quarter of 2025 onward. This change has been applied prospectively.
4 Are composed of negative USD 40m (2024:
negative USD 14m) of other net income from financial instruments measured at fair value through profit or loss and negative
USD 33m (2024: USD 24m) of other income as reflected in the
Group financial statements.
Income related to certain financial instruments not directly linked to client activity and measured at fair value that was previously presented as transaction-based income is presented as other revenues from the fourth quarter of 2025 onward. This
change has been applied prospectively.
The line was renamed
“Other revenues” (previously “Other income”)
in the fourth quarter of 2025.
5 Includes accretion of PPA
adjustments
on financial instruments and other PPA
effects, as well as temporary and
incremental items directly related to the integration.
6 Represents the gain related to UBS’s
share of the income recorded by Swisscard for
the sale of the Credit Suisse card
portfolios to UBS.
7 Includes temporary, incremental
operating expenses directly related to the
integration, as well as amortization of
intangibles
resulting from the acquisition of
the Credit Suisse Group.
8 Represents the expense related to the payment to
Swisscard for the sale of the Credit Suisse card
portfolios to UBS.
9 Represents the termination fee paid to American Express
related
to the sale of our 50%
holding in Swisscard.
10 Refer to the “Capital management”
section of this report for
more information about the equity
attribution framework.
11 Refer to the “Risk management
and
control” section of this report for more information about credit-impaired exposures.

Annual Report 2025 |
Financial and operating performance | Asset Management

Asset Management
Asset Management
As of or for the year ended % change from
USD m, except where indicated 31.12.25 31.12.24 31.12.24
Results
Net management fees
1,2
2,991 2,921 2
Performance fees 195 149 31
Net gain / (loss) from disposal (30) 113
Total revenues 3,156 3,182 (1)
Credit loss expense / (release) 1 (1)
Operating expenses 2,436 2,663 (9)
Business division operating profit / (loss) before tax 719 520 38
Underlying results
Total revenues as reported 3,156 3,182 (1)
Total revenues (underlying)
1
3,156 3,182 (1)
Credit loss expense / (release) 1 (1)
Operating expenses as reported 2,436 2,663 (9)
of which: integration-related expenses
1
256 351 (27)
Operating expenses (underlying)
1
2,179 2,312 (6)
of which: net expenses / (releases) for litigation, regulatory and similar matters 0 7
Business division operating profit / (loss) before tax as reported 719 520 38
Business division operating profit / (loss) before tax (underlying)
1
975 871 12
Performance measures and other information
Pre-tax profit growth (year-on-year,
%)
1
38.3 56.3
Cost / income ratio (%)
1
77.2 83.7
Average attributed equity (USD bn)
3
2.5 2.7 (9)
Return on attributed equity (%)
1,3
29.2 19.2
Gross margin on invested assets (bps)
1
16 18
Underlying performance measures
Pre-tax profit growth (year-on-year,
%)
1
12.0 62.2
Cost / income ratio (%)
1
69.1 72.7
Return on attributed equity (%)
1,3
39.6 32.1
Information by business line / asset class
Net new money (USD bn)
1
Equities
4
3.0 20.7
Fixed Income
4
22.7 18.0
of which: money market 12.7 18.5
Multi-asset & Solutions
4
1.7 (1.5)
Hedge Fund Businesses 1.8 (3.5)
Real Estate & Private Markets 0.9 0.1
Total net new money excluding associates 30.1 33.8
of which: net new money excluding money market 17.5 15.4
Associates
5
0.3 10.8
Total net new money 30.4 44.6
Invested assets (USD bn)
1
Equities
4
904 755 20
Fixed Income
4
506 464 9
of which: money market 176 157 12
Multi-asset & Solutions
4
372 268 39
Hedge Fund Businesses 62 58 7
Real Estate & Private Markets 160 143 12
Total invested assets excluding associates 2,005 1,689 19
of which: passive strategies 1,040 807 29
Associates
5
93 84 11
Total invested assets 2,098 1,773 18

Annual Report 2025 |
Financial and operating performance | Asset Management

Asset Management (continued)
As of or for the year ended % change from
USD m, except where indicated 31.12.25 31.12.24 31.12.24
Information by region
Invested assets (USD bn)
1
Americas 489 443 10
Asia Pacific
6
256 224 14
EMEA (excluding Switzerland) 540 435 24
Switzerland 813 670 21
Total invested assets 2,098 1,773 18
Information by channel
Invested assets (USD bn)
1
Third-party institutional 1,193 1,008 18
Third-party wholesale 212 169 25
UBS’s wealth management businesses 601 512 17
Associates
5
93 84 11
Total invested assets 2,098 1,773 18
1 Refer to “Alternative performance measures” in the appendix to this report for the definition and calculation method. Each alternative performance measure (APM) that qualifies as a non-GAAP measure as defined by US Securities and Exchange Commission (SEC) regulations is designated as such in the table of APMs in the appendix to this
report. For more information about underlying results, refer to the “Group performance”
section of this report.
2 Net management fees include transaction fees,
fund administration revenues (including net interest
and trading income from lending activities and
foreign-exchange hedging as part of the
fund services offering), distribution fees, incremental fund-related expenses, gains or losses from seed money and co-investments, funding costs, the negative pass-through impact of third-party performance fees, and other items that are
not Asset Management’s
performance fees. Net
management fees are composed
of USD 69m (2024: USD 63m)
of interest expense,
USD 2,800m (2024: USD 2,710m) of
recurring net fee and
commission income, USD 79m (2024: USD 77m) of transaction-based net fee and commission income, USD 53m (2024: USD 80m) of other net income from financial instruments measured at fair value through profit or loss, and USD 128m (2024: USD 117m) of other income
as reflected in the Group financial statements.
3 Refer to the “Capital management” section of
this report for more information about
the equity attribution
framework.
4 In the third
quarter of 2025,
certain portfolios were
reclassified from Equities
and Fixed Income
to Multi-asset &
Solutions, as
a result of
aligning Credit Suisse
presentation to that
of UBS.
These
changes were applied prospectively.
5 The invested assets and net new money amounts
reported for associates are prepared in accordance
with their local regulatory requirements and practices.
6 Includes invested
assets from associates.
2025 compared with 2024
Results
Profit before
tax increased
by USD 199m,
or 38%,
to USD 719m,
reflecting lower operating
expenses, partly offset
by
lower total revenues, which included a
net loss of USD 30m from disposals
in 2025, predominantly reflecting a net
loss
of USD 29m related to
the sale of our O’Connor
business to Cantor Fitzgerald. Profit
before tax in 2024 included
a net
gain of USD 113m from the sale of
non-strategic businesses. Underlying profit before tax
was USD 975m, an increase of
12%, after excluding integration-related expenses of USD 256m.
Total revenues
Total
revenues decreased
by USD 26m,
or 1%,
to USD 3,156m,
primarily due
to the
effects from
the aforementioned
sales. The gross margin was 16 basis points.
Net management fees increased
by USD 70m, or 2%,
to USD 2,991m, mainly driven
by higher average levels of
invested
assets, primarily from positive market performance and foreign currency effects, and by an increase reflecting our
share
of
the
net
profit
of
associates,
partly
offset
by
the
ongoing
margin
compression.
Net
management
fees
were
also
impacted
by
a
reduction
in
revenues
related
to
Hedge
Fund
Businesses
(linked
to
the
increase
in
performance
fees
mentioned below), while 2024 included a revaluation of a real estate fund co-investment.
Performance
fees
increased by
USD 46m,
or
31%,
to
USD 195m,
mainly
due
to
a
USD 57m
increase
in
Hedge
Fund
Businesses, partly offset by decreases in the Real Estate business and Fixed Income.
Operating expenses
Operating expenses decreased by USD 227m, or 9%, to
USD 2,436m and included a USD 95m decrease in
integration-
related
expenses.
Excluding
integration-related
expenses
of
USD 256m,
underlying
operating
expenses
were
USD 2,179m, a decrease of 6%, reflecting decreases in non-personnel and personnel expenses.

Annual Report 2025 |
Financial and operating performance | Asset Management

Cost / income ratio
The cost / income ratio decreased
to 77.2% from 83.7%,
with a decrease on
an underlying basis to
69.1% from 72.7%,
as decreases in operating expenses and underlying operating expenses more than offset a decrease in total revenues.
Invested assets
Invested assets
increased by
USD 325bn, or
18%, to
USD 2,098bn, reflecting
positive market
performance of
USD 171bn,
positive foreign
currency effects
of USD 131bn
and net
new money
of USD 30bn,
partly offset
by a
reduction of
USD 7bn,
which included
USD 4bn related
to the
first stage
of the
transfer of
our O’Connor
business. Excluding
money market
flows and associates, net new money was USD 17bn.
Investment performance
As of the end of
2025, Morningstar assigned a four-
or five-star rating to 62%
of our traditional retail and
institutional
funds assets
under management
(AuM) (both
actively managed
and passive),
on an
AuM-weighted basis.
In addition,
62% of
our actively
managed traditional
open-ended retail
and institutional
funds AuM
are ranked,
on an
AuM-weighted
basis over a three-year investment period, above their respective peer median.
Investment performance as of 31 December 2025
In %
Total traditional
investments Equities Fixed Income Multi-asset
Percentage of UBS Asset Management fund assets rated as 4- or 5-star
1,2
62 76 42 22
Percentage of UBS Asset Management fund assets above peer median over a 3-year investment period
1,3
62 64 72 46
1 Morningstar® Essentials Quantitative Star Rating & Rankings; © Morningstar 2026, extract date 13 January 2026. All rights reserved. The information contained herein: (1) is proprietary to Morningstar and / or its content providers; (2) may
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
of this information, except where
such damages or losses cannot
be limited or excluded by
law in your jurisdiction. Past
performance is no guarantee
of future results. Refer
to “The Morningstar Rating
for Funds”,
available at morningstar.com/business/insights/research/methodology
-documents, for more detailed
information about the Morningstar Rating,
including the methodology therefor.
2 Percentage of AuM to
which
Morningstar has assigned a four- or five-star
rating. AuM reflect the AuM of Asset Management’s
retail and institutional funds (both actively managed and passive)
across all domiciles for which Asset Management
owns the investment performance, i.e. Asset Management is either the sole portfolio manager or co-portfolio manager. Universe is approximately 36% of all active and passive traditional assets of Asset Management
(Equities, Fixed Income excluding money market, and
Multi-asset) as of 31 December 2025.
3 Percentage of AuM above peer median
over a three-year investment period.
AuM reflect the AuM
of Asset Management’s
actively managed open-ended
retail and institutional
funds across all
domiciles for which
Asset Management owns
the investment performance,
i.e. Asset
Management is either
the sole portfolio
manager or co-
portfolio manager. Universe is approximately 27% of all active traditional assets of Asset Management (Equities, Fixed Income excluding money market, and Multi-asset) as of 31 December 2025.

Annual Report 2025 |
Financial and operating performance | Investment Bank

Investment Bank
Investment Bank
As of or for the year ended % change from
USD m, except where indicated 31.12.25 31.12.24 31.12.24
Results
Advisory 1,003 907 11
Capital Markets 2,195 2,547 (14)
Global Banking 3,198 3,454 (7)
Execution Services 2,186 1,719 27
Derivatives & Solutions 4,256 3,478 22
Financing 2,700 2,297 18
Global Markets 9,141 7,494 22
of which: Equities 6,647 5,588 19
of which: Foreign Exchange, Rates and Credit
2,494 1,906 31
Total revenues 12,340 10,948 13
Credit loss expense / (release) 133 97 38
Operating expenses 9,387 8,934 5
Business division operating profit / (loss) before tax 2,819 1,917 47
Underlying results
Total revenues as reported 12,340 10,948 13
of which: PPA effects and other integration items
1
570 989 (42)
of which: PPA effects 443 989 (55)
of which: PPA effects recognized in the Global Banking revenue line 468 972 (52)
of which: other integration items 128
2
Total revenues (underlying)
3
11,769 9,958 18
Credit loss expense / (release) 133 97 38
Operating expenses as reported 9,387 8,934 5
of which: integration-related expenses
3
463 717 (35)
Operating expenses (underlying)
3
8,924 8,217 9
of which: net expenses / (releases) for litigation, regulatory and similar matters 20 9 129
Business division operating profit / (loss) before tax as reported 2,819 1,917 47
Business division operating profit / (loss) before tax (underlying)
3
2,712 1,644 65
Performance measures and other information
Pre-tax profit growth (year-on-year,
%)
3
47.1 n.m.
Cost / income ratio (%)
3
76.1 81.6
Average attributed equity (USD bn)
4
18.4 17.1 8
Return on attributed equity (%)
3,4
15.3 11.2
Underlying performance measures
Pre-tax profit growth (year-on-year,
%)
3
64.9 n.m.
Cost / income ratio (%)
3
75.8 82.5
Return on attributed equity (%)
3,4
14.8 9.6
1 Includes accretion of PPA adjustments on financial instruments and other PPA effects, as well as temporary and incremental items directly related to the integration.
2 Represents the gain from the sale of a stake
in a subsidiary, Credit Suisse Securities (China) Limited.
3 Refer to “Alternative performance measures” in the appendix to this report for the definition and calculation method. Each alternative performance measure
(APM) that qualifies as a non-GAAP measure
as defined by US Securities and Exchange
Commission (SEC) regulations is designated as such
in the table of APMs in the appendix
to this report. For more information
about underlying results, refer to the “Group performance” section of this report.
4 Refer to the “Capital management” section of this report for more information about the equity attribution framework.

Annual Report 2025 |
Financial and operating performance | Investment Bank

2025 compared with 2024
Results
Profit before tax increased by USD 902m, or 47%, to USD 2,819m, due to higher total revenues, partly offset by higher operating expenses
and net
credit
loss expenses.
Underlying profit
before tax
was USD 2,712m,
an increase
of 65%,
after
excluding from
total
revenues
USD 570m
of
purchase
price
allocation
(PPA)
effects
and
other
integration items
(including a
gain from
the sale
of a
stake in
a subsidiary,
Credit Suisse
Securities (China)
Limited (CSS))
and excluding
from operating expenses USD 463m of integration-related expenses.
Total revenues
Total
revenues increased
by USD 1,392m, or
13%, to USD 12,340m,
mainly due to
higher revenues
in Global Markets
and a
USD 128m gain from
the sale
of a
stake in
CSS, partly
offset by
a USD 546m
decrease in
PPA
accretion effects.
Excluding this gain and such accretion effects, underlying total revenues were USD 11,769m, an increase of 18%.
Global Banking
Global Banking
revenues decreased
by USD 256m,
or 7%,
to USD 3,198m,
mostly driven
by a
USD 504m decrease
in
PPA accretion
effects on financial instruments and other PPA
effects, partly offset by the aforementioned
gain from the
sale of a
stake in CSS.
Excluding this gain
and such accretion and
other effects, underlying
Global Banking revenues
were
USD 2,615m, an increase of USD 133m, or 5%, driven by higher revenues in Advisory and Capital Markets.
Advisory revenues
increased by
USD 96m, or
11%, to
USD 1,003m, largely
driven by
an increase
in merger
and acquisition
transaction revenues.
Capital Markets revenues decreased by USD 352m,
or 14%, to USD 2,195m, mostly driven by a USD 504m
decrease in
PPA accretion
effects on financial instruments and other PPA
effects, partly offset by the aforementioned
gain from the
sale of
a stake
in CSS.
Excluding this
gain and
such accretion
and other
effects, underlying
Capital Markets
revenues
increased by USD 37m, or 2%.
Global Markets
Global Markets revenues
increased by USD 1,647m,
or 22%, to
USD 9,141m, driven by higher
Derivatives & Solutions,
Execution Services and Financing revenues,
and included a gain of USD 102m on a strategic investment,
which was split
equally across product verticals.
Execution Services
revenues increased
by USD 467m,
or 27%,
to USD 2,186m,
mainly driven
by higher
Cash Equities
revenues across all regions, reflecting higher volumes.
Derivatives & Solutions revenues increased
by USD 778m, or 22%, to USD 4,256m,
driven by higher volatility and higher
levels of client activity.
Financing revenues
increased by
USD 403m, or
18%, to
USD 2,700m, led
by Prime
Brokerage revenues,
supported by
higher client balances. Included in 2024 was a gain of USD 67m on the sale of our investment in an associate.
Equities
Global Markets Equities revenues increased by USD 1,059m, or 19%, to USD 6,647m, mainly driven by higher revenues in Prime
Brokerage, Cash
Equities and
Equity Derivatives.
Included in
2024 was
a gain
of USD 67m
on the
sale of
our
investment in an associate.
Foreign Exchange, Rates and Credit
Global Markets Foreign Exchange, Rates and Credit
revenues increased by USD 588m, or
31%, to USD 2,494m, mainly
driven by increases in Foreign Exchange revenues and included a gain of USD 102m on a strategic investment.
Credit loss expense / release
Net credit
loss expenses
were USD 133m,
mainly reflecting
net expenses
on credit-impaired
positions, compared
with
net credit loss expenses of USD 97m in 2024.
Operating expenses
Operating expenses increased by USD 453m, or 5%, to USD 9,387m and included a USD 254m decrease in integration-
related
expenses.
Excluding
integration-related
expenses
of
USD 463m,
underlying
operating
expenses
were
USD 8,924m, an increase of 9%, mainly due to higher personnel expenses and adverse foreign exchange effects.
Return on attributed equity
Return on attributed equity was 15.3%, compared with 11.2% in 2024. The underlying return on attributed equity was
14.8%, compared with 9.6% in 2024.
Cost / income ratio
The cost / income ratio decreased
to 76.1% from 81.6%,
with a decrease on
an underlying basis
to 75.8% from 82.5%,
as increases
in total
revenues and
underlying total
revenues, respectively, more than
offset increases
in operating
expenses
and underlying operating expenses.

Annual Report 2025 |
Financial and operating performance | Non-core and Legacy

Non-core and Legacy
Non-core and Legacy
As of or for the year ended % change from
USD m, except where indicated 31.12.25 31.12.24 31.12.24
Results
Total revenues 154 1,605 (90)
Credit loss expense / (release) (1) 69
Operating expenses 1,353 3,512 (61)
Operating profit / (loss) before tax (1,199) (1,976) (39)
Underlying results
Total revenues as reported 154 1,605 (90)
of which: other integration items
1
4
Total revenues (underlying)
2
150 1,605 (91)
Credit loss expense / (release) (1) 69
Operating expenses as reported 1,353 3,512 (61)
of which: integration-related expenses
2
882 1,154 (24)
Operating expenses (underlying)
2
472 2,359 (80)
of which: net expenses / (releases) for litigation, regulatory and similar matters (833) (300) 178
Operating profit / (loss) before tax as reported (1,199) (1,976) (39)
Operating profit / (loss) before tax (underlying)
2
(321) (822) (61)
Performance measures and other information
Average attributed equity (USD bn)
3
5.4 9.5 (43)
Risk-weighted assets (USD bn) 28.8 41.4 (30)
Leverage ratio denominator (USD bn) 19.1 53.5 (64)
1 Includes temporary and incremental items directly related to the integration.
2 Refer to “Alternative performance measures” in the appendix to this report for the definition and calculation method. Each alternative
performance measure (APM) that qualifies as a non-GAAP measure as defined by US Securities and Exchange Commission (SEC)
regulations is designated as such in the table of APMs
in the appendix to this report.
For more information about underlying results, refer to the “Group performance” section of this report.
3 Refer to the “Capital management” section of this report for more information about the equity attribution framework.
Composition of Non-core and Legacy
Total assets RWA LRD
31.12.25 31.12.24 31.12.25 31.12.24 31.12.25 31.12.24
Exposure category
Equities
0.8
2.6
0.3
0.9
0.3
2.0
Macro
9.2
26.3
1.9
4.4
3.7
10.2
Loans
0.7
3.2
0.8
2.8
0.7
4.0
Securitized products
2.8
7.4
1.5
5.2
2.9
8.8
Credit
0.2
0.2
0.1
0.3
0.1
0.2
High-quality liquid assets
10.6
27.2
10.6
27.2
Operational risk
24.0
27.1
Other
1.1
1.4
0.4
0.7
0.9
1.1
Total
25.4
68.3
28.8
41.4
19.1
53.5
2025 compared with 2024
Results
Loss
before
tax
was
USD 1,199m,
compared
with
a
loss
before
tax
of
USD 1,976m.
Underlying
loss
before
tax
was
USD 321m, after excluding
from operating expenses
USD 882m of integration-related
expenses and excluding
from total
revenues USD 4m of other integration items, compared with an underlying loss before tax of USD 822m.

Annual Report 2025 |
Financial and operating performance | Non-core and Legacy

Total revenues
Total
revenues were
USD 154m, a
decrease of
USD 1,451m, or
90%, mainly
reflecting lower
net gains
from position
exits and
lower net
interest income
from securitized
product and
credit portfolios,
partly offset
by lower
liquidity and
funding costs, as a
result of the
smaller portfolio. Total
revenues in 2025
included a gain
of USD 97m from
the sale of
Select
Portfolio
Servicing,
the
US
mortgage
servicing
business
of
Credit
Suisse.
Total
revenues
in
2024
included
a
USD 67m gain from the sale of our
investment in an associate, as well as a
net gain of USD 272m, after accounting for
the purchase price allocation adjustments recorded at the closing of the acquisition of the Credit Suisse Group, from the
sale of
assets from the
former Credit Suisse
securitized products group
to Apollo
Management Holdings
and certain
other
entities.
Credit loss expense / release
Net credit loss releases were USD 1m, compared with net credit loss expenses of USD 69m in 2024.
Operating expenses
Operating expenses were USD 1,353m, a decrease
of USD 2,159m, or 61%, and included USD 833m of net
releases in
provisions and acquisition-related contingent liabilities resulting from litigation, regulatory and similar
matters, primarily
due
to USD 673m
of
net releases
in the
third
quarter of
2025
related
to
the completion
of obligations
under Credit
Suisse’s residential
mortgage-backed securities
settlement with
the US
Department of
Justice and
a USD 427m
net release
recorded
in the
second quarter
of 2025
related to
the resolution
of a
legacy Credit
Suisse cross-border
matter,
partly
offset by expenses related to increases in other litigation provisions.
The decrease also reflected lower technology costs,
premises
and
facilities
costs,
personnel
expenses,
and
risk
management
costs
and
included
a
USD 272m
decrease
in
integration-related expenses. Excluding integration-related expenses of USD 882m, underlying operating expenses were
USD 472m, a decrease of 80%.
›
Refer to “Note 17 Provisions and contingent liabilities” in the “Consolidated financial statements” section of this report for more
information about litigation, regulatory and similar matters
Risk-weighted assets and leverage ratio denominator
Risk-weighted assets
(RWA)
decreased
by
USD 12.6bn
to
USD 28.8bn, and
the
leverage
ratio
denominator
(the
LRD)
decreased by USD 34.4bn to USD 19.1bn. The active unwinding of Non-core and Legacy assets resulted in a decrease in
RWA, mainly related to the
securitized product, macro and loan
portfolios, and a decrease in
the LRD, mainly driven by
reductions in high-quality liquid
assets, which decreased by USD 16.6bn,
primarily as a result of
a reduction in the overall
Non-core and Legacy balance sheet, as well as reductions in the macro, securitized product and loan portfolios.

Annual Report 2025 |
Financial and operating performance | Group Items

Group Items
Group Items
As of or for the year ended % change from
USD m 31.12.25 31.12.24 31.12.24
Results
Total revenues (1,190) (975) 22
Credit loss expense / (release) 2 (2)
Operating expenses (2) (220) (99)
Operating profit / (loss) before tax (1,190) (752) 58
Underlying results
Total revenues as reported (1,190) (975) 22
of which: PPA effects and other integration items
1
(323)
2
(41) 681
Total revenues (underlying)
3
(867) (933) (7)
Credit loss expense / (release) 2 (2)
Operating expenses as reported (2) (220) (99)
of which: integration-related expenses
3
53 (12)
Operating expenses (underlying)
3
(56) (208) (73)
of which: net expenses / (releases) for litigation, regulatory and similar matters 75 9 704
Operating profit / (loss) before tax as reported (1,190) (752) 58
Operating profit / (loss) before tax (underlying)
3
(813) (723) 13
1 Includes accretion of
PPA adjustments
on financial instruments
and other PPA
effects, as well
as temporary and
incremental items directly
related to the
integration.
2 Includes a USD 457m
net loss from
the
repurchase of legacy Credit Suisse debt instruments, as the repurchase price exceeded the amortized-cost carrying value (the net loss reflects a loss of USD 885m before PPA adjustments, partly offset by a USD 427m
gain from the release of PPA adjustments).
3 Refer to “Alternative performance measures” in the appendix to this report for the definition and calculation method. Each alternative performance measure (APM) that qualifies as a
non-GAAP measure
as defined
by US
Securities and Exchange
Commission (SEC)
regulations is
designated as
such in
the table of
APMs in
the appendix to
this report.
For more
information about
underlying results, refer to the “Group performance” section of this report.
2025 compared with 2024
Results
Loss before tax was USD 1,190m, mainly
driven by a net loss
of USD 457m from the repurchase of
legacy Credit Suisse
debt instruments (which included the release of purchase price allocation (PPA) adjustments of USD 427m), deferred tax asset
funding
costs,
mark-to-market
losses
from
Group
hedging
and
own
debt,
including
hedge
accounting
ineffectiveness, and an increase in
provisions for litigation, regulatory
and similar matters. The USD 438m
increase in loss
before tax
between the
periods was
largely due
to the
aforementioned drivers,
except for
deferred tax
asset funding
costs, which were broadly stable.
Underlying loss before
tax was
USD 813m, after excluding
from total revenues
negative USD 323m of
PPA effects and
other integration items,
which included the
aforementioned net loss
of USD 457m, and
also excluding from
operating
expenses USD 53m of
integration-related expenses. This
compared with an
underlying loss before
tax of
USD 723m in
2024.
Income from Group
hedging and own
debt, including hedge
accounting ineffectiveness, was
net negative USD 101m,
compared with net negative
income of USD 175m in 2024.
The losses in 2025
were driven by mark-to-market
effects on
own credit and portfolio-level economic hedges.

Annual Report 2025 |
Risk, capital, liquidity and funding, and balance sheet

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

Annual Report 2025 |
Risk, capital, liquidity and funding, and balance sheet

88
Risk management and control
88
Top and emerging risks
89
Risk identification
92
Risk oversight
94
Risk appetite framework
96
Risk measurement
99
Credit risk
111
Market risk
118
Country risk
120
Sustainability and climate risk
126
Non-financial risk
130
Model risk
131
Capital management
131
Capital management objectives, planning and activities
132
Swiss SRB total loss-absorbing capacity framework
134
Total loss-absorbing capacity
138
Risk-weighted assets
140
Leverage ratio denominator
141
Equity attribution
142
Liquidity and funding management
142
Strategy, objectives and governance
142
Liquidity and funding stress testing
143
Management of liquidity and funding risk
144
Liquidity coverage ratio
144
Too-big-to-fail liquidity requirements
145
Net stable funding ratio
145
Balance sheet and off-balance sheet
145
Balance sheet
148
Off-balance sheet
150
Cash flows
151
Currency management
152
UBS shares

Annual Report 2025 |
Risk, capital, liquidity and funding, and balance sheet | Risk management and control

Risk management and control
In the initial phases of the integration of Credit Suisse, the risk management focus was on the alignment of governance structures and frameworks, including the harmonization of Credit
Suisse policies with UBS standards. In 2025,
with the
exposure
reductions
in
Non-core
and
Legacy
and
the
significant
achievements
made
with
respect
to
client
account
migrations (as part of the overall integration), we have substantially reduced the proportion of risks managed on legacy
Credit Suisse platforms. We also transitioned to a single model risk management framework.
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
Top and emerging risk Description
Geopolitical uncertainty
We remain watchful of a broad range of geopolitical developments and political changes in a number of countries, including intensifying rivalries among major powers, the re-emergence of regional spheres of influence and continued
stress on multi-lateral economic and security institutions. Global trade relations remain fragile, as tariff-related policies persist. In addition, structural challenges in the US–China relationship remain significant. In parallel, the reshaping of international trade relationships is driving significant changes in global supply chains, adding further uncertainty and potential disruption to cross-border trade flows.
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
Inflation has remained broadly stable in major Western economies, though there are still concerns that inflation could return, including upward pressure on interest rates. Central banks’ monetary policies therefore continue to be a key driver of financial market conditions. In parallel, concerns around developed market sovereign debt sustainability have heightened, with fiscal deterioration in several advanced economies contributing to volatility in long-term bond yields.
We are closely monitoring foreign exchange volatility and currency valuations, including the weakening of the US dollar and the appreciation of the Swiss franc against other major currencies.
Elevated valuations across various assets classes, alongside accelerated capital flows into artificial intelligence (AI)- and technology-related equities, present the risk of a potential bubble, particularly if adoption trends in these areas slow or macroeconomic conditions weaken.
Non-bank financial institutions
and private markets
Non-bank financial institutions (NBFIs) and private markets, in particular, have come further into focus in 2025, expanding their role in credit provision, liquidity transformation and risk transfer across the financial system. We remain watchful of the growing systemic and economic relevance of this sector, especially as its interconnectedness
with the financial sector has further deepened through funding relationships, derivatives exposures and the collateral channel, heightening the potential for spillovers under stress.
Limited transparency around leverage, asset valuations and liquidity profiles may further obscure underlying risk dynamics and complicate a comprehensive assessment of sector-wide vulnerabilities. These developments reinforce the
importance of disciplined monitoring and proactive risk management of exposures and concentrations, and the channels through which stress in NBFIs or private markets could transmit to the broader financial system.
Regulatory and legal risks We are exposed to substantial changes in the regulation of our businesses that could have a material adverse effect on our business, as discussed in the “Regulatory and legal developments” section of this report and in “Regulatory and legal risks” in the “Risk factors” section of this report.
As a global financial services firm, we are subject to many different legal, tax and regulatory regimes and extensive regulatory oversight. We are exposed to the risk that regulatory requirements across different jurisdictions impose
inconsistent or conflicting requirements, or may do so in the future. We are also exposed to significant liability risk, and we are subject to various claims, disputes, legal proceedings and government investigations, as noted in “Regulatory and legal risks” in the “Risk factors” section of this report. Information about litigation, regulatory and similar matters we consider significant is disclosed in “Note 17 Provisions and contingent liabilities” in the “Consolidated financial statements” section of this report.
Cyber risks, third-party risks and
operational resilience
Global geopolitical trends increase the likelihood of external state-driven cyber activity. Combined with a broader shift toward more sophisticated forms of ransomware and other cyber threats, there is a risk of operational disruption to business activities at our locations and those of third-party suppliers, including potential corruption or loss of data. At the same time, the dynamic and material nature of recent geopolitical and environmental events, combined with the operational complexity of all our businesses, leads to the risk of disruption through operational resilience scenarios, such as system failures or loss of third-party services.
›
Refer to “Non-financial risk” and “Cybersecurity and information security” in this section for more information

Annual Report 2025 |
Risk, capital, liquidity and funding, and balance sheet | Risk management and control

Top and emerging risk Description
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
Financial crime risks Financial crime (including money laundering, terrorist financing, sanctions violations, fraud, bribery, and corruption)
presents significant risk and is subject to heightened regulatory expectations and attention. Emerging technologies and changing geopolitical risks further increase the complexity of identifying and preventing financial crime, in particular managing the continuously evolving sanctions environment, and require investment in people, systems and
technology.
›
Refer to “Non-financial risk” in this section for more information
Sustainability and climate risks
Sustainability and climate risks continue to be in focus for UBS, for regulators and for stakeholders. To address these
emerging risks, UBS has further enhanced its transition and physical risk methodologies, integrated climate-related financial risks into key risk frameworks and updated its sustainability and climate risk policy to align with the requirements of FINMA Circular 2026/1 “Nature-related financial risks”.
›
Refer to “Sustainability and climate risk” in this section for more information
›
Refer to “Appendix 1 – Governance” to the UBS Group Sustainability Report 2025, available under “Annual reporting”
at ubs.com/investors , for a full description of our sustainability and climate risk policy framework
Regulatory requirements and industry guidelines are emerging simultaneously in various jurisdictions, leading to an increased risk of divergence, which in turn increases the risk that UBS may not comply with all relevant regulations.
New technologies New risks related to client demand for distributed ledger technology, blockchain-based assets and virtual currencies continue to emerge. Our exposure to these risks is still relatively limited, and relevant control frameworks are continuously being enhanced and implemented. Technological developments in the areas of AI and digitalization will
have a significant impact in 2026 and create not only opportunities but also heightened operational risks.
With the ongoing digitalization and the adoption of new technologies, we continue to emphasize the responsible use of AI and ethical data practices, in line with evolving regulatory requirements and client expectations. With rapidly advancing technology and changing communication preferences, there is heightened focus on electronic communications, including the use of approved channels and appropriate recordkeeping.
›
Refer to “Non-financial risk” in this section for more information
Risk identification
Risk identification
at UBS
is the
process of
systematically identifying,
assessing and
cataloging risks
across all
business
activities and risk
categories.
It is a
fundamental component of
our risk management approach,
helping to ensure
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
frameworks. By anchoring
to a common
risk taxonomy and risk materiality approach, we aim to ensure consistent categorization and prioritization of risks across
business divisions
and significant
Group entities.
Additionally,
documenting root-cause
drivers and
early-warning signs
strengthens our ability to monitor emerging risks.
Various review
and approval steps
are embedded throughout
the risk identification
process to
maximize risk
transparency,
including presentation to senior
governance bodies for each
business division, applicable significant
Group entities and
at the Group level. The output of
the process helps ensure that UBS stress-testing
exercises take into account the firm’s
key vulnerabilities, while also supporting broader risk management activity.

Annual Report 2025 |
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
▲
›
Refer to “Credit risk” in this section for more information
Business
divisions
Risk Control
Audited |
Market risk:
the risk of loss resulting from adverse movements in market variables. Market risks are actively taken as part of trading activities but can also arise from non-trading activities. Market variables include observable factors, such as interest rates, foreign exchange rates, equity prices, credit spreads and commodity (including precious metal) prices, as well as variables that may be unobservable or only indirectly observable, such as volatilities and correlations. Market risk also includes issuer risk.
Issuer risk:
the risk of loss that would occur if an issuer to which we are exposed through tradable securities or derivatives referencing the issuer was subject to a credit-related event.
▲
›
Refer to “Market risk” in this section for more information
Business
divisions and
Group
Treasury
Risk Control
Investment risk:
The risk of losses relative to the expected return on any particular investment (i.e. achieving lower actual returns compared with expected returns).
›
Refer to “Market risk” in this section for more information
Business
divisions and
Group
Treasury
Risk Control
Treasury risk:
the risks associated with asset and liability management and our liquidity and funding positions, as well as structural exposures.
Audited |
Liquidity risk:
the risk that UBS is unable to meet business-as-usual or stress cash / collateral flows.
▲
Audited |
Funding risk:
the risk that UBS is unable to borrow funds to support its current business and desired strategy.
▲
›
Refer to the “Liquidity and funding management” section of this report for more information
Interest rate risk in the banking book: the risk to the firm’s capital and earnings arising from the adverse effects of interest rate movements on the firm’s banking book positions. The risk is transferred from the originating business divisions, i.e. Global Wealth Management and Personal & Corporate Banking, to Group Treasury
to risk-manage this
centrally and benefit from Group-wide netting, while leaving the business divisions with margin management.
›
Refer to “Market risk” in this section for more information
Structural foreign exchange risk:
the risk of decreases in our capital or capital ratios due to adverse impacts from changes in foreign exchange rates.
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
›
Refer to “Market risk” in this section for more information
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
›
Refer to “Country risk” in this section for more information
Business
divisions
Risk Control
Sustainability and climate risk:
the risk that UBS negatively impacts, or is impacted by, climate change, nature, human rights and other relevant environmental and social matters. Sustainability and climate risks may materialize as credit, market, liquidity, business or non-financial risks for UBS, potentially leading to adverse financial, liability or reputational
impacts. These risks extend to the value of investments and may also affect the value of collateral (e.g. real estate).
Sustainability and climate risk includes transition risk and physical risk.
Transition risk:
climate-driven transition risks arise from the transition to a sustainable economy, in particular its decarbonization, for example due to changes in policy, case law, technology or in the behavior of market participants.
This may contribute to a structural change across economies and consequently affect banks and the stability of the wider financial sector.
Physical risk:
climate-driven physical risks arise from acute hazards, which are increasing in severity and frequency, and chronic risks that arise from an incrementally changing climate. Climate-driven physical risks may contribute to structural changes across economies and consequently affect banks and the stability of the wider financial sector.
›
Refer to “Sustainability and climate risk” in this section for more information
Business
divisions
Risk Control

Annual Report 2025 |
Risk, capital, liquidity and funding, and balance sheet | Risk management and control

Risk
managed by
Independent
oversight by
Financial risks (continued)
Capital risk: the risk that UBS does not maintain adequate capital to support its activities and maintain the minimum capital requirements.
›
Refer to the “Capital management” section of this report for more information
Group
Treasury
Risk Control
and Finance
Business risk:
the potential negative impact on earnings from lower-than-expected business volumes and / or margins, to the extent they are not offset by a decrease in expenses. For example, changes in the competitive landscape, client behavior or market conditions can have a negative impact.
Business
divisions
Risk Control
and Finance
Strategic risk: the idiosyncratic risk arising from the impact of strategic decisions on UBS, which can be driven by exogenous factors, such as changes in the industry or regulatory environments, or by endogenous factors, such as constraints related to or execution of strategic decisions.
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
›
Refer to “Non-financial risk” in this section for more information
Business
divisions
GCORC
Employment risk:
the risks arising from acts inconsistent with laws, rules and regulations or the firm‘s policies governing employment practices, health and well-being, discrimination, performance and compensation, and employee-related taxes and benefits. Also includes risks arising from loss of key staff, excessive turnover, inadequate
resourcing and failure to implement comprehensive succession plans for key positions, as well as those arising from failure to perform an appropriate vetting process including stringent due diligence and background checks, in order to
ensure on-boarded staff are fit and proper.
Human
Resources
Conduct risk:
the risk that the conduct of the firm or its individuals unfairly impacts clients or counterparties, undermines the integrity of the financial system or impairs effective competition to the detriment of consumers.
GCORC
Market conduct risk:
the risk of failure to maintain appropriate standards to ensure fair and effective markets and meet legal / regulatory requirements and expectations governing activities undertaken on or through a market or in pricing- / transaction-related bilateral interactions between counterparties.
GCORC
Client suitability risk:
the risk that clients are provided with products or services that do not match their investor profile, including their investment objectives, financial situation, time horizon, risk tolerance, and knowledge and experience, resulting in the client receiving a product
or service that is not suitable for their individual circumstances.
GCORC
Financial crime risk:
the risk of failure to prevent financial crime (including money laundering, terrorist financing, sanctions or embargo violations, internal and external fraud, bribery, and corruption).
›
Refer to “Non-financial risk” in this section for more information
Business
divisions
GCORC
Operational risk:
the risk resulting from inadequate or failed internal processes, people or systems, or from external
causes (deliberate, accidental or natural).
›
Refer to “Non-financial risk” in this section for more information
Business
divisions
GCORC
Cybersecurity and information-security risk:
the risk that a malicious internal or external act, a failure of technology, or human error materially
compromises the confidentiality, integrity or availability of UBS’s data, systems or services.
›
Refer to “Non-financial risk” in this section for more information
Business
divisions and
Group
Technology
GCORC
Third-party risk:
the risk arising from consuming goods or services from third parties (from a Group or legal entity perspective) and their subcontractors, including inadequate oversight or non-compliance with policy or regulatory requirements that may lead to operational disruption, data compromise or reputational harm.
›
Refer to “Non-financial risk” in this section for more information
Business
divisions and
Group
functions
GCORC
Model risk:
the risk of adverse consequences (e.g. financial loss, due to legal matters, operational loss, biased business decisions, or reputational damage) resulting from decisions based on incorrect, inadequate or misused model
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

Annual Report 2025 |
Risk, capital, liquidity and funding, and balance sheet | Risk management and control

Overview of risks arising from our business activities
Key risks by business division and Group functions
Business divisions and Group functions Key financial risks arising from business activities
Global Wealth Management Credit risk
from collateralized lending primarily against securities, residential and commercial real estate, other real assets (such as ships and aircraft), private market and hedge fund interest, and investors’ uncalled capital commitments, as well as from collateralized clients’ derivatives trading. Also includes unsecured lending, i.e. recourse-based lending and cash-flow-based corporate lending to entities owned and controlled by our Global Wealth Management clients.
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
risk.
Investment Bank Credit risk
from lending (take-and-hold, as well as temporary loan underwriting activities) and counterparty credit risk from derivatives trading and securities financing.
Market risk
from secondary trading and primary underwriting activities.
Non-core and Legacy Credit risk
arising from a residual portfolio of less-liquid structured financing transactions, including some with residential and commercial real estate collateral and a small number of trades remaining from a corporate loan portfolio.
Market risk
is limited and results
from a largely hedged portfolio of both complex and simple credit, interest rate and equity derivative transactions.
Group functions Credit risk
,
market risk
and
treasury risk
arising from Group Treasury’s
management of the Group’s
balance sheet (asset and liability management), capital, profit or loss, and liquidity and funding.
All the business divisions and Group functions are exposed to country risk , sustainability and climate risk
and
non-financial risk . Non-financial risk is an
inevitable consequence of being an operating firm and can arise as a result of our past and current business activities.
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

Annual Report 2025 |
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
Group’s risk appetite methodology.
›
Refer to the “Corporate governance” section of this report for more information about the responsibilit ies of the Risk Committee
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
Operational
Risk
Control
Officer
is
responsible
for
developing
the
Group’s
risk
management
and
control
framework
(including
taxonomies
and
risk
appetite)
for
non-financial
risks.
This
includes
implementing independent control frameworks for
compliance and conduct, financial
crime, and operational risks.
The
Group Chief Compliance
and Operational Risk
Control Officer is
also responsible for
managing the Group’s
new business
governance process and governing the Group’s internal and external investigations portfolio.

Annual Report 2025 |
Risk, capital, liquidity and funding, and balance sheet | Risk management and control

The Group Chief Financial Officer (the Group CFO) is responsible for transparency in assessing the financial performance
of
the Group
and the
business divisions
and for
managing the
Group’s financial
accounting, controlling,
forecasting,
planning and reporting.
The Group CFO
also ensures asset
and liability management
by balancing consumption
of the
Group’s financial resources. The Group CFO
is, in addition, responsible for developing
the Group’s governmental policy
and
regulatory
approach,
coordinating
external
governmental
and
regulatory
relations,
and
overseeing
important
regulatory matters.
The Group Chief Operating Officer
(the Group COO) develops
and coordinates the Group-wide operational
integration
and alignment of the business
divisions in support of the implementation
of the Group’s strategy and
is responsible for
driving
digitalization,
delivering
technology
services,
infrastructure
and
operations,
including
cybersecurity
and
information security,
and providing
Group-wide data
governance. The
Group COO
is also
responsible for
coordinating
and supporting the Group’s efforts to deliver on its Group-wide sustainability and impact ambitions.
The Group General Counsel
manages the Group’s
legal affairs, including
effective and timely
assessment of legal
matters
impacting the Group or its businesses, and managing and reporting all litigation matters.
The Head
Group Human
Resources and
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
wide
stress
testing.
The
Group
Risk
Report
is
distributed
internally
to
the
BoD,
the
GEB
and
senior
members
of
Risk
Control, Group Internal Audit, Finance and Legal. Risk reports are also produced covering significant Group entities and
branches (i.e. entities and branches subject to enhanced standards of corporate governance).
Monthly business division and
Group Items risk reports
are supplemented with daily
or weekly reports, at
various levels
of granularity, covering market,
credit and treasury risks
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
systems are subject to periodic
review by Group Internal Audit, which applies a risk-based audit approach.
Risk appetite framework
Our risk
appetite is
defined at
the aggregate
Group level
and reflects
the risk
that we
are willing
to accept
or wish
to
avoid. It is set via complementary
qualitative and quantitative risk appetite
statements defined at a Group-wide level
and
is embedded
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

Annual Report 2025 |
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
›
Refer to “Employees” in the “Our stakeholders” section of this report for more information about our Pillars, Principles and
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

Annual Report 2025 |
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
›
Refer to “Risk measurement” in this section for more information about stress testing and our economic capital measures
Quantitative risk appetite objectives
Minimum capital objectives
CET1 capital is sufficient to meet minimum RWA-based capital requirements even if a severe stress event were
to occur.
Minimum leverage ratio objectives CET1 capital is sufficient to meet minimum leverage-ratio-based capital requirements even if a severe stress event were to occur.
Solvency objectives
CET1 capital plus contingent capital is sufficient to ensure that the probability of loss for the firm’s debt holders is consistent with the firm’s target credit rating.
Earnings objectives Losses do not exceed average historical earnings even if a severe stress event were to occur.
Liquidity objectives Ensure that the firm has sufficient liquidity to survive a severe three-month idiosyncratic and market-wide liquidity stress event without government support, allowing for discrete management actions.
Funding objectives
Ensure that the firm has sufficient long-term funding to maintain franchise assets at a constant level under stressed market conditions for up to one year without government support, allowing for discrete management actions.
These objectives are complemented
by a standardized set
of quantitative non-financial risk
appetite objectives, expressed
as
percentages
of
the
monetary
impacts
from
non-financial
risk
events
relative
to
total
revenue
and
operational
risk
regulatory capital,
respectively. If
these percentages
are exceeded,
a review
of key
loss drivers
and required
mitigation
measures is triggered.
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
Firm-wide stress
and statistical
metrics are
complemented by
more granular
portfolio and
position limits,
triggers and
indicators. Combining these measures provides
a comprehensive framework for control
of the key risks
of our business
divisions, as well as significant legal entities.
We apply limits to a variety of exposures at the portfolio
level, using statistical and stress-based measures, such as value-
at-risk, liquidity-adjusted stress, loan underwriting limits, economic value sensitivity and portfolio default simulations for loan books. These are complemented with a set of controls for net interest income sensitivity, mark-to-market losses on
available-for-sale portfolios, and the effect of foreign exchange movements on capital and capital ratios.
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

Annual Report 2025 |
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
The combined stress-testing
(CST) framework is scenario
based and aims to
quantify overall firm-wide
impacts that could
result
from
various
potential
global
systemic
events.
The
framework
captures
all
material
risks,
as
covered
in
“Risk
categories”, to the extent the risk is consistent with the narrative and main assumptions of the framework.
Scenarios are forward looking
and encompass macroeconomic and
geopolitical stress events calibrated
to different levels
of severity. In
each scenario, we assume
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
2025, the
binding scenario
for CST
was the
internal
global
crisis scenario
. This
scenario assumes
a fall
in global
trade, which
particularly hits
China and
leads to
a hard
landing.
Combined with
political, solvency
and liquidity
concerns, this
results in
a sharp
sell-off of
emerging markets
sovereign
debt and some
emerging markets default.
The macroeconomic and
market impacts amplify
concerns about peripheral
European sovereign debt, causing Greece and Cyprus to default.
As part of the CST framework, we routinely monitored the following three additional stress scenarios throughout 2025.
– The stagflationary geopolitical crisis scenario
assumes that a geopolitical event leads to economic regionalization and fears
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
inflation trends
diverge as
the US
experiences significant
inflationary pressures
while other
developed
markets experience deflation.
From the
beginning of 2026
the binding scenario
for CST
has changed to
the global trade
war scenario. This
scenario
assumes heightened
geopolitical tensions
and explores
tail risks
concerning US
protectionist policies
and retaliation
by
the US’s trading partners. US
policies solidify Switzerland as a safe-haven
country and the US dollar
depreciates against
the Swiss franc. The scenario assumes that disruptions in
global trade contribute to rising inflation and a large economic contraction. Despite
rising inflation,
the Federal
Reserve makes
measured interest
rate cuts,
and other
major central
banks
in advanced economies follow the same course.
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

Annual Report 2025 |
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
›
Refer to the “Capital management” and “Liquidity and funding management” sections of this report for more information about
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
This economic capital framework is used to derive a loss distribution, considering effects on both income and expenses, based on the
simulation of financial
and economic
risk factors in
combination with
the firm’s actual
earnings and relevant
risk
exposures.
From
the
scenario-consistent
loss
distribution,
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
risk factors. We take
into account direct
exposure from credit
and issuer
risk, as
well as
indirect exposures,
such as
reliance on
collateral. Also
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
For non-financial risks, risk concentrations may result from, for example, a single non-financial risk issue that is large on
its own (i.e. it has
the potential to produce
a single high-impact loss or
a number of losses
that together are high
impact)
or related non-financial risk issues that may link together
to create a high impact. For example, we consider
the level of
risk arising from concentration
to a single counterparty,
subcontractor or country in
connection with the management
of
third-party risk.
Risk concentrations
are subject
to increased
oversight by
Group Risk
Control and
Group Compliance
and Operational
Risk Control, and
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

Annual Report 2025 |
Risk, capital, liquidity and funding, and balance sheet | Risk management and control

Credit risk
Audited |
Main sources of credit risk
–
In Global Wealth
Management, credit risk
arises from collateralized
lending, primarily
against securities, residential
and
commercial
real
estate,
other
real
assets
(such
as
ships
and
aircraft),
private
market
and
hedge
fund
interest,
and
investors’ uncalled
capital commitments, as
well as
from collateralized
clients’ derivatives trading.
In addition,
credit
risk also arises from unsecured lending, i.e. recourse-based lending and cash-flow-based corporate lending to entities owned and controlled by our Global Wealth Management clients.
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
a
residual
portfolio
of
less-liquid
structured
financing
transactions,
including some with residential and
commercial real estate collateral and
a small number of
trades remaining from a
corporate loan portfolio.
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
Credit risk profile of the Group
Internally,
we classify
credit risk
exposures into
two broad
categories: banking
products and
traded products.
Banking
products include drawn loans, guarantees and loan commitments, amounts due from banks, balances at central banks,
and other
financial assets
at amortized
cost. Traded products
include over-the-counter (OTC)
derivatives, exchange-traded
derivatives
(ETD)
and
securities
financing
transactions
(SFTs),
which
consist
of
securities
borrowing
and
lending,
and
repurchase and reverse repurchase agreements.
The exposures
detailed in
this section
are based
on management’s view
of credit
risk, which
differs in
certain respects
from the requirements of IFRS Accounting Standards.
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
›
Refer to “Note 13 Other assets” in the “Consolidated financial statements” section of this report for more information about other
assets at amortized cost
›
Refer to “Note 21 Offsetting financial assets and financial liabilities” in the “Consolidated financial statements” section of this
report for more information about our traded products exposure

Annual Report 2025 |
Risk, capital, liquidity and funding, and balance sheet | Risk management and control

Banking products
Banking products exposure in our business divisions and Group Items
31.12.25
USD m
Global
Wealth
Management
Personal &
Corporate
Banking
Asset
Management
Investment
Bank
Non-core
and Legacy
Group
Items Total
Banking products exposure, gross
1,2
480,229
462,237
2,060
108,659
8,908
24,207
1,086,300
of which: loans and advances to customers (on-balance sheet)
322,441
310,207
7
21,158
601
1,921
656,336
of which: guarantees and irrevocable loan commitments (off-balance sheet)
20,400
48,469
2
35,901
674
23,777
129,223
Committed unconditionally revocable credit lines
3
69,537
49,495
0
528
4
115
119,679
Total credit-impaired exposure, gross
1
1,748
4,112
0
641
863
0
7,363
of which: stage 3
1,715
3,786
0
604
72
0
6,176
of which: PCI
33
326
0
36
791
0
1,187
Total allowances and provisions for expected credit losses
301
1,969
1
479
299
9
3,058
of which: stage 1
105
346
0
115
1
9
576
of which: stage 2
53
245
1
129
0
0
428
of which: stage 3
135
1,326
0
232
62
0
1,756
of which: PCI
9
51
0
2
236
0
298
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
861
0
1,337
Total allowances and provisions for expected credit losses
292
1,512
0
379
318
6
2,507
of which: stage 1
97
269
0
110
4
6
487
of which: stage 2
68
247
0
142
2
0
459
of which: stage 3
121
960
0
124
48
0
1,253
of which: PCI
7
36
0
2
264
0
309
1 IFRS 9 gross exposure for banking products includes the following financial instruments in scope of expected credit loss requirements: balances at central banks, amounts due from banks, loans and advances to
customers, other financial assets at amortized cost, guarantees and irrevocable loan commitments.
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
1,2
USD m, except where indicated 31.12.25 31.12.24
Investment
grade /
Rating
1–5
Sub-investment grade
Defaulted /
Credit-
impaired
Banking
products
exposure,
gross
Investment
grade /
Rating
1–5
Sub-investment grade
Defaulted /
Credit-
impaired
Banking
products
exposure,
gross Business divisions
Rating
6–9
Rating
10–13
Rating
6–9
Rating
10–13
Global Wealth Management 293,036 54,613 4,463 1,748 353,860 277,091 46,664 2,154 1,397 327,307
Personal & Corporate Banking 228,621 122,897 12,082 4,112 367,712 227,099 84,197 8,547 3,714 323,556
Investment Bank 29,624 19,034 16,442 641 65,742 26,347 16,692 15,582 595 59,216
1 Excluding balances at central banks and Group Treasury
reallocations.
2 The ratings of the major credit rating agencies,
and their mapping to our internal rating scale, are shown
in the “Internal UBS rating scale
and mapping of external ratings” table in this section.

Annual Report 2025 |
Risk, capital, liquidity and funding, and balance sheet | Risk management and control

Global Wealth Management
Gross banking products exposure increased by
USD 28bn to USD 480bn as of
31 December 2025, predominantly due
to
the
weakening
of
the
US
dollar
against
other
major
currencies
and
also
due
to
net
new
loans.
Our
Global
Wealth
Management loan
portfolio is
mainly secured
by a
diversified portfolio
of securities
(standard
Lombard
loans) and
by
residential real estate.
As of 31 December 2025,
94% of our USD 184bn
of standard Lombard
loans, including traded products
collateralized
by
securities,
were
rated
as
investment
grade
based
on
our
internal
ratings.
Moreover,
standard
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
In 2025, the standard Lombard
book, including traded products,
grew by approximately 11%.
The residential real estate portfolio increased by approximately 6% in 2025, mainly driven by our Swiss mortgage book, in line with the weakening of the US dollar against the Swiss franc by 15% over the course of 2025.
Specialized
financings
as
of
31 December
2025
totaled
USD 59bn,
including
traded
products.
This
portfolio
mainly
consists
of
non-standard
Lombard
lending,
commercial
real
estate
loans,
financing
for
ships,
yachts
and
aircraft,
unsecured
lending,
and
loans
collateralized
with
uncalled
capital
commitments.
These
financings
decreased
by
approximately 6% in 2025, largely due to the wind down of non-strategic portfolios.
›
Refer to “Lending secured by real estate” and “Lombard lending” in this section for further information about these types of
lending
Collateralization of Loans and advances to customers
1
Global Wealth Management Personal & Corporate Banking
USD m, except where indicated 31.12.25 31.12.24 31.12.25 31.12.24
Secured by collateral 317,041 290,053 277,635 232,913
Residential real estate 106,816 106,124 222,369 184,404
Commercial / industrial real estate 9,535 9,312 39,755 36,682
Cash 31,220 28,418 4,428 2,624
Equity and debt instruments 141,203 120,223 3,234 2,778
Other collateral
2
28,267 25,977 7,849 6,424
Subject to guarantees 268 1,715 5,449 6,886
Uncollateralized and not subject to guarantees 5,132 4,088 27,123 27,070
Total loans and advances to customers, gross 322,441 295,856 310,207 266,869
Allowances
(235)
(221)
(1,702)
(1,271)
Total loans and advances to customers, net of allowances 322,206 295,635 308,505 265,598
Collateralized loans and advances to customers as a percentage of total loans and advances to customers, gross (%) 98.3 98.0 89.5 87.3
1 Collateral arrangements generally incorporate a range of collateral, including cash, equity and debt instruments, real estate, and other collateral. For the purpose of this disclosure, UBS applies a risk-based approach that generally
prioritizes collateral
according to its
liquidity profile.
In the case
of loan facilities
with funded and
unfunded elements the
collateral is
first allocated
to the funded
element. For
legacy Credit Suisse
infrastructure a risk-based
approach is applied
that generally prioritizes
real estate collateral
and prioritizes other
collateral according to
its liquidity profile.
In the case
of loan facilities
with funded and
unfunded
elements the collateral
is proportionately allocated.
2 Includes but is not
limited to life insurance
contracts, rights
in respect of
subscription or capital
commitments from fund
partners, inventory,
gold and other
commodities.
Personal & Corporate Banking
Gross banking
products exposure
increased
by USD 37bn to
USD 462bn as of 31 December 2025,
predominantly
due
to the weakening
of the US dollar
against the
Swiss franc
and net new
loans.
The exposure
is mainly
driven by
our Swiss
mortgage portfolio,
our Swiss
corporate banking
portfolio and,
to a
lesser
extent, our commodity trade finance portfolio. As of
31 December 2025, the majority of the banking products
exposure
was rated investment grade, and 90% of loans and advances
to customers were secured by collateral, mainly residential
and
commercial
property.
The
total
unsecured
amount
mainly
consists
of
cash-flow-based
lending
to
corporate
counterparties.
Our Swiss corporate banking products take-and-hold portfolio exposure increased by USD 2bn to USD 75bn (CHF 59bn)
as of 31 December
2025, primarily reflecting
the appreciation
of the Swiss
franc against the
US dollar,
partly offset
by
negative net
new loans.
The portfolio
consists of
loans, guarantees
and loan
commitments to
multi-national and
domestic
counterparties. The small and
medium-sized entity portfolio, in
particular,
is well diversified across
industries. However,
such companies are reliant on the domestic economy and
the economies to which they export, in particular the EU and the US.
Our
commodity
trade
finance
portfolio
focuses
on
energy
and
base-metal
trading
companies,
where
the
related
commodity price
risk is
hedged to
a large
extent by
the commodity
trader.
The majority
of limits
in this
business are
uncommitted,
transactional
and
short-term
in
nature.
Our
portfolio
size
was
USD 9bn
(CHF 7bn)
as
of
31 December
2025, compared with USD 9bn (CHF 8bn) as of 31 December 2024. A considerable part of the exposure correlates with commodity prices.

Annual Report 2025 |
Risk, capital, liquidity and funding, and balance sheet | Risk management and control

Swiss mortgage loan portfolio
Our Swiss mortgage loan portfolio secured by residential and commercial real estate in Switzerland continued to be our largest loan portfolio. These
mortgage loans (including loans
on owner-occupied commercial real estate, also included
in
the
aforementioned
Swiss
corporate
banking
products
exposure),
amounting
to
USD 362bn
(CHF 287bn)
as
of
31 December 2025, mainly originated from
Personal & Corporate Banking, with
contributions also from Global
Wealth
Management Region Switzerland.
Of
the
aggregate
amount
of
Swiss
residential
mortgages,
99.9%
would
continue
to
be
covered
by
the
real
estate
collateral even if
the collateral value
were to decrease
20%, and more
than 99% would
remain covered by
the real estate
collateral if the collateral value were to decrease 30%.
›
Refer to “Credit risk mitigation” in this section for more information about lending secured by real estate
Swiss mortgages: exposure by exposure segments and loan-to-value (LTV)
buckets
1
USD bn, except where indicated 31.12.25 31.12.24
LTV buckets
Exposure segment ≤30% 31–50% 51–60% 61–70% 71–80% 81–100% >100% Total Total
Residential mortgages Exposure 187.2 74.4 16.0 6.1 1.6 0.2 0.1 285.5 237.6
Income-producing real estate
Exposure 36.7 13.5 2.5 0.8 0.2 0.1 0.0 53.9 57.7
Corporates
Exposure 12.2 4.4 1.0 0.5 0.2 0.1 0.1 18.3 15.7
Other segments
Exposure 2.8 1.0 0.2 0.1 0.1 0.0 0.0 4.2 2.2
Mortgage-covered exposure
Exposure 238.8 93.3 19.7 7.5 2.0 0.4 0.2 361.9 313.2
as a percentage of total 66 26 5 2 1 0 0 100 100
Mortgage-covered exposure 31.12.24
Exposure 206.0 80.0 17.7 6.9 1.9 0.5 0.3 313.2
as a percentage of total 66 26 6 2 1 0 0 100
1 The amount of each mortgage loan is allocated
across the LTV buckets
to indicate the portion at risk at the various
value levels shown; for example, a loan
of 75 with an LTV ratio
of 75% (i.e. a collateral value of
100) would result in allocations of 30 in the ≤30% LTV bucket,
20 in the 31–50% bucket, 10 in the 51–60% bucket, 10 in the
61–70% bucket and 5 in the 71–80% bucket.
Investment Bank
The Investment
Bank’s lending
activities are
largely associated
with corporate
and non-bank
financial institutions.
The
business is broadly diversified across industry sectors but concentrated in North America.
Gross banking products exposure increased by USD 36bn to USD 109bn as of 31 December 2025, due to an increase in balances
at
central
banks
and,
to
a
lesser
extent,
due
to
a
rise
in
all
other
banking
products.
The
banking
products
exposure
is
almost
equally
distributed
between
investment
grade
and
sub-investment
grade
rating,
with
a
slight
predominance of the latter.
Mandated loan underwriting commitments on a notional basis were USD 5.9bn as of 31 December 2025 (31 December
2024: USD 4.6bn),
reflecting new
mandates during
the year.
As of 31
December 2025,
USD 0.4bn of
these commitments
had not yet been distributed as originally
planned. Of the USD 4.6bn loan underwriting
commitments reported as of the
end of 2024, an amount of USD 4.5bn was syndicated or canceled in 2025.
Loan underwriting exposures
are classified as
held for trading,
with fair values
reflecting the market
conditions at the
end
of 2025. Credit hedges are in place to help protect against fair value movements in the portfolio.
›
Refer to “Credit risk models” in this section for more information about rating grades and rating agency mappings
Investment Bank: banking products exposure, by geographical region
1
31.12.25 31.12.24
USD m % USD m %
Asia Pacific 7,189 10.9 5,813 9.8
Latin America 733 1.1 778 1.3
Middle East and Africa 759 1.2 392 0.7
North America 39,799 60.5 37,568 63.4
Switzerland 472 0.7 132 0.2
Rest of Europe 16,788 25.5 14,533 24.5
Exposure 65,742 100.0 59,216 100.0
1 Excluding balances at central banks and Group Treasury reallocations.

Annual Report 2025 |
Risk, capital, liquidity and funding, and balance sheet | Risk management and control

Investment Bank: banking products exposure, by industry sector
1
31.12.25 31.12.24
2
USD m % USD m %
Banks 1,799 2.7 1,419 2.4
Electricity, gas, water supply 501 0.8 634 1.1
Financial institutions, excluding banks
3
33,207 50.5 26,757 45.2
Manufacturing
4
7,962 12.1 9,106 15.4
Mining 849 1.3 1,461 2.5
Public authorities 14 0.0 12 0.0
Real estate and construction 2,399 3.6 2,063 3.5
Retail and wholesale 4,726 7.2 3,369 5.7
Technology and communications 7,119 10.8 7,323 12.4
Transport and storage 954 1.5 868 1.5
Other
5
6,211 9.4 6,204 10.5
Exposure 65,742 100.0 59,216 100.0
1 Excluding
balances at
central banks
and Group
Treasury
reallocations.
2 Comparative-period
information has
been restated
to reflect
changes in
industry classification.
3 Includes
central counterparties.
4 Includes the chemicals industry.
5 Includes other business services, health and social services, as well as other minor industries.
Non-core and Legacy
Gross banking
products exposure decreased
by USD 24bn
to USD 9bn
as of
31 December 2025,
mainly due
to a
decrease
in high-quality liquid asset requirements,
in combination with the ongoing de-risking of the portfolio.
›
Refer to “Balance sheet assets” in the “Balance sheet and off-balance sheet” section of this report for more information
›
Refer to the “Our businesses” section of this report for more information
›
Refer to the “Non-core and Legacy” section of this report for more information
Group Items
Gross banking products exposure,
which arises primarily in connection with treasury activities, increased by USD 7bn to
USD 24bn as of
31 December 2025, predominantly
driven by increases
in guarantees and
irrevocable loan commitments.
›
Refer to “Balance sheet assets” in the “Balance sheet and off-balance sheet” section of this report for more information
›
Refer to the “Group Items” section of this report for more information
Traded products
Audited
Counterparty credit
risk (CCR)
arising from
traded products,
which include
OTC derivatives,
ETD exposures
and
SFTs originating in the Investment Bank, Non-core and Legacy, and Group Treasury, is generally managed on a close-out
basis, as well as a stressed basis. This takes into account possible effects of market movements on the exposure and any associated collateral over the time it would take to close out our positions. Limits are applied to the potential future and stressed
exposure
per
counterparty,
with
the
size
of
the
limit
dependent
on
the
counterparty’s
creditworthiness
(as
determined by Risk
Control). Limit frameworks
are also used to
control overall exposure
to specific sectors.
Such portfolio
limits are monitored and reported to senior management.
Trading
in
OTC
derivatives
is
conducted
through
central
counterparties
where
practicable
or
required.
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
and / or
stressed
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

Annual Report 2025 |
Risk, capital, liquidity and funding, and balance sheet | Risk management and control

Investment Bank, Non-core and Legacy,
and Group Treasury:
traded products exposure, by internal UBS ratings
1
USD m, except where indicated 31.12.25 31.12.24
Investment
grade /
Rating
1–5
Sub-investment grade
Defaulted /
Credit-impaired
Traded
products
exposure,
net
2
Investment
grade /
Rating
1–5
Sub-investment grade
Defaulted /
Credit-impaired
Traded
products
exposure,
net
2
Product
Rating
6–9
Rating
10–13
Rating
6–9
Rating
10–13
OTC derivatives 7,856 849 16 14 8,735 16,266 841 40 211 17,357
ETD 8,380 147 0 0 8,526 10,245 109 0 0 10,353
SFTs 18,022 463 0 0 18,486 18,063 289 0 0 18,352
Traded products exposure,
net
2
34,258 1,459 16 14 35,747 44,573 1,239 40 211 46,062
1 The ratings
of the major credit
rating agencies, and
their mapping to our
internal rating scale,
are shown in the
“Internal UBS rating
scale and mapping of
external ratings” table
in this section.
2 After credit
valuation adjustments and hedges.
Investment Bank, Non-core and Legacy,
and Group Treasury:
net OTC derivatives and SFT exposure, by geographical
region
Net OTC derivatives exposure Net SFT exposure
31.12.25 31.12.24 31.12.25 31.12.24
USD m % USD m % USD m % USD m %
Asia Pacific 1,337 15.3 5,126 29.5 2,834 15.3 2,307 12.6
Latin America 46 0.5 88 0.5 59 0.3 27 0.1
Middle East and Africa 248 2.8 111 0.6 958 5.2 511 2.8
North America 3,066 35.1 4,165 24.0 5,009 27.1 4,946 27.0
Switzerland 1,070 12.3 2,522 14.5 570 3.1 494 2.7
Rest of Europe 2,968 34.0 5,345 30.8 9,056 49.0 10,066 54.9
Exposure 8,735 100.0 17,357 100.0 18,486 100.0 18,352 100.0
Investment Bank, Non-core and Legacy,
and Group Treasury:
net OTC derivatives and SFT exposure, by industry sector
Net OTC derivatives exposure Net SFT exposure
31.12.25 31.12.24
1
31.12.25 31.12.24
1
USD m % USD m % USD m % USD m %
Banks 969 11.1 1,914 11.0 4,642 25.1 5,808 31.6
Electricity, gas, water supply 111 1.3 132 0.8 3 0.0 2 0.0
Financial institutions, excluding banks
2
6,940 79.4 14,454 83.3 13,191 71.4 11,883 64.8
Manufacturing
3
65 0.7 34 0.2 0 0.0 1 0.0
Mining 125 1.4 58 0.3 1 0.0 0 0.0
Public authorities 335 3.8 391 2.3 551 3.0 542 3.0
Real estate and construction 8 0.1 144 0.8 0 0.0 0 0.0
Retail and wholesale 35 0.4 9 0.1 0 0.0 0 0.0
Technology and communications 25 0.3 38 0.2 0 0.0 0 0.0
Transport and storage 65 0.7 22 0.1 0 0.0 1 0.0
Other 58 0.7 160 0.9 97 0.5 114 0.6
Exposure 8,735 100.0 17,357 100.0 18,486 100.0 18,352 100.0
1 Comparative-period information has been restated to reflect changes in industry classification.
2 Includes central counterparties.
3 Includes the chemicals industry.
Credit risk mitigation
Audited |
We manage credit risk in our portfolios by taking collateral against exposures and by utilizing credit hedging.
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
For residential
properties occupied
by the
borrower, the
maximum LTV
for the
standard approval
process is
80%. For
income-producing real estate (IPRE), the
maximum LTV allowed within the
standard approval process ranges from
40%
to 80%, depending on the type and age of the property.
Audited |
The value we assign
to each property is
an estimate based on
model-derived valuations, the purchase price
and,
depending
on
the
property
type
and
ownership
purpose,
a
valuation
at
cost.
In
some
cases,
an
additional
external
valuation is considered.
▲
To
take
market
developments
into
account
for
external
valuation
models,
an
external
vendor
regularly
updates
the
parameters and / or refines
the architecture for
each model. Model
changes and parameter
updates are subject
to the
same validation procedures as our internally developed models.

Annual Report 2025 |
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

Annual Report 2025 |
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
›
Refer to the 31 December 2025 Pillar 3 Report, available under “Pillar 3 disclosures” at ubs.com/investors , for more information about risk transfer through synthetic securitizations
Mitigation of settlement risk
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
Basel III – IRB credit risk models
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
internal ratings-based
(IRB) approach
of the
Basel III framework.
We also
use models
to derive
the portfolio
credit risk
measures of EL, statistical loss and stress loss.
▲
›
Refer to the 31 December 2025 Pillar 3 Report, available under “Pillar 3 disclosures” at ubs.com/investors , for more information about the regulatory capital calculation under the IRB approach and our key credit risk models
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

Annual Report 2025 |
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
average through
-the-cycle (TTC)
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
2025
were
USD 6m, and
the respective
allowances and
provisions as
of 31 December
2025 were
USD 1,004m. This
included ECL
allowances and
provisions of
USD 892m related
to positions
under the
Basel III IRB
approach. Basel III
EL for
non-defaulted
positions was USD 1,769m.
›
Refer to “Note 1 Summary of material accounting policies” in the “Consolidated financial statements” section of this report for
more information about our accounting policy for allowances and provisions for ECL including key definitions relevant for the ECL
calculation under IFRS 9

Annual Report 2025 |
Risk, capital, liquidity and funding, and balance sheet | Risk management and control

The table below shows the main differences between the two expected loss measures.
Basel III EL (IRB approach) IFRS 9 ECL
Scope
The Basel III IRB approach applies to most credit risk exposures. It includes transactions measured at amortized cost, at fair value through profit or loss and at fair value through OCI, including loan commitments and financial guarantees.
The IFRS 9 ECL calculation mainly applies to financial assets measured at amortized cost and debt instruments measured at
fair value through OCI, as well as loan commitments and financial guarantees not at fair value through profit or loss.
12-month versus
lifetime
expected loss
The Basel III IRB approach takes into account expected losses resulting from expected default events occurring within the next
12 months.
In the absence of a significant increase in credit risk (an SICR), a maximum 12-month ECL is recognized. Once an SICR event has
occurred, a lifetime ECL is recognized considering expected
default events over the life of the transaction.
Exposure at
default
(EAD)
EAD is the amount we expect a counterparty to owe us at the
time of a possible default. For on-balance sheet banking products,
EAD equals the book value as of the reporting date; for traded products, the vast majority of EAD is modeled. For lending, EAD is expected to remain constant over a 12-month period. For loan commitments, a credit conversion factor (a CCF) is applied to model expected future drawdowns. The CCF accounts for
downturn effect, includes a margin of conservatism and is aligned with regulatory floors.
EAD is generally calculated on the basis of the cash flows that are expected to be outstanding at the individual points in time during the life of the transaction. For loan commitments, a CCF is applied to model expected future drawdowns. The CCF’s target is the
best estimate of expected undrawn line usage at default without any conservative adjustments.
Probability of
default
(PD)
PD estimates are determined on a through-the-cycle (TTC) basis including conservative adjustments and floors in line with
regulation. They represent historical average PDs, taking into account observed losses over a prolonged historical period, and therefore are less sensitive to movements in the underlying
economy.
PD estimates are determined on a point-in-time (PIT) basis, based on current conditions and incorporating forecasts for future economic conditions at the reporting date.
Loss given
default
(LGD)
LGD includes prudential adjustments, such as downturn LGD
assumptions and floors. Similar to PD, LGD is determined on a
TTC basis.
LGD should reflect the losses that are reasonably expected to be incurred and prudential adjustments should therefore not be
applied. Similar to PD, LGD is determined on the basis of a PIT
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
›
Refer to “Stress testing” in this section for more information about our stress
-testing framework
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
For
LGD,
backtesting
statistically
tests
the
mean
difference
between
the
observed
and
predicted
LGDs.
We
compare
predicted LGDs with actual outcomes and if any statistically significant deviation is identified, follow-up actions, such as
a recalibration of the models, are taken.

Annual Report 2025 |
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
As
part
of
our
continuous
efforts
to
enhance
models
to
reflect
market
developments
and
newly
available
data,
we
updated several models in 2025.
In
Personal
&
Corporate
Banking
and
Global
Wealth
Management,
we
refined
the
models
for
the
integrated
Swiss
income-producing and residential real estate mortgage portfolios.
In
Global
Wealth
Management,
a
new
dedicated
PD
and
LGD
model
for
concentrated
equity-based
lending
was
implemented, and a
conservative RWA buffer
for concentrated equity-based
lending was released
accordingly. Moreover,
the derivative exposure modeling within the PD and LGD calculation for standard Lombard loans was further enhanced.
Also,
following
a
review
of
regulatory
requirements
and
wording
of
client
contracts,
the
Swiss
Financial
Market
Supervisory Authority (FINMA)
agreed to
descope the undrawn
amount of
uncommitted Lombard loans
from the
EAD
calculation. This change
was implemented for
the US portfolio
in 2025, with
implementation for other
portfolios planned
for 2026.
In Global Wealth Management, we have
also deployed a new version of
the ship finance PD and LGD
model, replacing
the
previous
version
implemented
on
the
legacy
Credit
Suisse
infrastructure.
Additionally,
the
US
private
equity
subscription loans were moved from the standardized approach for credit risk to the foundation IRB approach.
In the Investment
Bank, we recalibrated
the PD model
for corporate clients.
We also updated
the LGD model
for sight
deposits at selected central banks.
Most of the legacy Credit Suisse models
have already been decommissioned, with any
remaining exposure moved to the
standardized approach
for the
calculation of
risk-weighted assets.
The few
models still
in use
on legacy
Credit Suisse
infrastructure have
been integrated
into the
UBS model
risk management
framework and
are scheduled
to be
retired
during the first half
of 2026. For positions
that have migrated
from the legacy
Credit Suisse to
UBS infrastructure, UBS
models have been adopted accordingly.
Where required, changes to models and model parameters were approved by FINMA before implementation.
›
Refer to “Risk-weighted assets” in the “Capital management” section of this report for more information about the effect of the
changes to models and model parameters on credit risk RWA
Credit-risk-model-related regulatory capital developments
In Switzerland,
the amendments
to the
Capital Adequacy
Ordinance that
incorporate the
final Basel III
standards into
Swiss law entered into force on 1 January 2025. The adoption led to a number of revisions to the internal ratings-based
(IRB) approaches, namely removing the option of
using the A-IRB approach for certain asset
classes, introducing certain
floors for
the IRB
risk parameters,
and various
requirements to
reduce RWA
variability.
In addition,
the removal
of the
internal model approach for credit valuation adjustment became effective.
›
Refer to “Capital
management objectives,
planning and
activities”
in the “Capital
management”
section of
this report for
more
information
about the development
of RWA
›
Refer to the “Regulatory and legal developments” section of this report for more information
›
Refer to the 31 December 2025 Pillar 3 Report, available under “Pillar 3 disclosures” at ubs.com/investors, for more information
Credit policies for distressed assets
Non-performing
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

Annual Report 2025 |
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
credit
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
Coverage ratios are calculated
for the core
loan portfolio by taking
ECL allowances and provisions
divided by the
gross
carrying amount of
the exposures. Core
loan exposure is
defined as the
sum of Loans
and advances to
customers and
Loans to financial advisors.
The total combined
on- and off-balance
sheet coverage ratio
was 31 basis points
as of 31 December
2025, 4 basis points
higher
than
the
ratio
as
of
31 December
2024.
The
combined
stage 1
and
2
ratio
was
10 basis
points,
unchanged
compared with the ratio as of 31 December 2024;
the stage 3 ratio was 27%, 5 percentage points
higher than the ratio
as of 31 December 2024, and the PCI ratio was 27%.
›
Refer to “Note 9 Financial assets at amortized cost and other positions in scope of expected credit loss measurement”
and
“Note 19 Expected credit loss measurement” in the “Consolidated financial statements”
section of this report for more
information about ECL measurement and the calculation of the coverage ratio
›
Refer to “Note 13 Other assets” in the “Consolidated financial statements” section of this report for more details
›
Refer to the “Group performance” section of this report for more information about credit loss expense / release

Annual Report 2025 |
Risk, capital, liquidity and funding, and balance sheet | Risk management and control

Loss history statistics
USD m, except where indicated 31.12.25 31.12.24 31.12.23
Banking products, core exposure and off-balance sheet, gross
1
927,652 869,171 966,279
of which: amounts due from banks and loans and advances to customers, gross 675,999 600,884 662,525
Credit-impaired exposure, gross (stage 3 and PCI) 7,363 6,637 6,200 of which: credit-impaired amounts due from banks and loans and advances to customers (stage 3 and PCI) 6,421 5,793 5,367
Non-performing amounts due from banks and loans and advances to customers
6,538 6,044 5,806
ECL allowances and provisions for credit losses
2
3,058 2,507 2,261
of which: core loan exposure (all stages) 2,882 2,339 2,097
of which: amounts due from banks and loans and advances to customers (all stages) 2,504 2,014 1,710 of which: amounts due from banks and loans and advances to customers (stage 3 and PCI) 1,866 1,408 990
Write-offs (stage 3 and PCI) 374 348 93
of which: write-offs for amounts due from banks and loans and advances to customers 361 329 78
Credit loss expense / (release)
3
524 551 1,037
Ratios
Credit-impaired lending assets as a percentage of total lending assets, gross (%)
4
0.9 1.0 0.8
Non-performing lending assets as a percentage of total lending assets, gross (%)
4
1.0 1.0 0.9
ECL allowances for lending assets as a percentage of total lending assets, gross (%)
4
0.4 0.3 0.3
Write-offs as a percentage of average gross lending assets outstanding during the period (%)
4
0.1 0.1 0.0
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
4 Lending assets include amounts due from banks and loans and advances to customers.
Market risk
Audited |
Main sources of market risk
Market risks arise from both trading and non-trading business activities.
–
Trading market risks
arise primarily in
the Investment Bank,
Non-core and Legacy
and, to a
lesser extent, Global
Wealth
Management.
In
the
Investment
Bank
these
risks
are
mainly
connected
with
securities
and
derivatives
trading
for
market-making and client facilitation, as
well as Global Banking
activity for primary debt and
equity underwriting. In
Non-core and Legacy,
market risk
is limited
and results from
a largely
hedged portfolio
of both
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

Annual Report 2025 |
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
business-division
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
▲
›
Refer to the “Currency management” section of this report for more information about Group Treasury’s
management of foreign
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
Holding periods are used for liquidity-adjusted stress to
reflect the time needed to reduce or
hedge the risk of positions
in each major risk factor in a stressed environment. We apply minimum holding periods, regardless of observed liquidity levels, as identification of and reaction to a crisis may not always be immediate.
The expected market movements
are derived using historical market
behavior (based on analysis of
historical events) and
forward-looking analysis including consideration of defined scenarios that have not occurred in the past.
Stress-based limits apply at several levels of the organizational hierarchy. Liquidity-adjusted stress is also the core market risk component of our combined stress test framework and therefore integral to our overall risk appetite framework.
›
Refer to “Risk appetite framework” in this section for more information
›
Refer to “Stress testing” in this section for more information about our stress
-testing framework
Value-at-risk
VaR definition
Audited
VaR
is a
statistical measure
of market
risk, quantifying
the potential
market risk
losses over
a set
time horizon
(holding period) at an established level of confidence. VaR assumes no change in the Group’s trading positions over the set time horizon.

Annual Report 2025 |
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
determine an extreme scenario for
a given risk
factor’s specific
risk; the
resultant VaR
and extreme
scenario loss
for a
given risk
factor are
aggregated using
a
zero-
correlation assumption.
VaR models are used for internal management purposes, with exposures measured using VaR at a
95
% confidence level
for
the
UBS Group
excluding
certain
legacy
Credit
Suisse
components,
and
a
98
%
confidence
level
for
the
aforementioned legacy Credit Suisse components,
and applying a 1-day holding period, aligned to the way we consider the risks associated with
our trading activities. From
2026, VaR limits are established
for the UBS Group excluding
certain
legacy Credit Suisse
components only; VaR
limits for legacy
Credit Suisse components
have been decommissioned,
as the
remaining exposure is immaterial.
▲
Management VaR for the period
Average
management
VaR
(1-day,
95%
confidence
level)
of
the
UBS Group
excluding
certain
legacy
Credit
Suisse
components in
2025
decreased
to
USD 10m from
USD 12m
in 2024,
mainly
driven by
the
Investment Bank’s
Global
Markets business.
Average
management
VaR
(1-day,
98%
confidence
level)
of
the
aforementioned legacy
Credit
Suisse
components
in
2025 decreased
to USD 3m
from USD 12m
in 2024,
driven by
continued strategic
migration of
positions to
UBS and
exposure reduction in Non-core and Legacy.
Audited |
Management value-at-risk (1-day, 95% confidence level, 5 years of historical data) of the business divisions and Group
Items excluding certain legacy Credit Suisse components, by general market risk type
1,2
For the year ended 31.12.25
USD m Equity
Interest
rates
Credit
spreads
Foreign
exchange Commodities
Min.
0
8
6
1
0
Max.
9
21
14
9
8
Average
3
15
9
5
2
31.12.25
1
13
8
9
1
Total management VaR
2
19
10
9
Average (per business division and risk type)
Global Wealth Management
1
3
2
2
0
2
2
0
0
Personal & Corporate Banking
0
0
0
0
0
0
0
0
0
Asset Management
0
0
0
0
0
0
0
0
0
Investment Bank
1
17
9
8
3
14
8
5
2
Non-core and Legacy
1
3
1
2
0
1
0
0
0
Group Items
3
6
4
4
1
3
2
1
0
Diversification effect
3,4
(6)
(7)
(1)
(4)
(4)
(1)
0
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
VaR reflect the portfolio managed
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

Annual Report 2025 |
Risk, capital, liquidity and funding, and balance sheet | Risk management and control

Management value-at-risk (1-day, 98% confidence level, 2 years of historical data) of certain legacy Credit Suisse components of the business divisions and Group Items, by general market risk type
1,2
For the year ended 31.12.25
USD m Equity
Interest
rates
Credit
spreads
Foreign
exchange Commodities
Min.
1
0
0
0
0
Max.
2
3
4
3
0
Average
1
1
1
1
0
31.12.25
1
0
0
0
0
Total management VaR
1
6
3
1
Average (per business division and risk type)
Global Wealth Management
0
1
1
0
1
0
0
0
0
Personal & Corporate Banking
0
1
0
0
0
0
0
0
0
Asset Management
0
0
0
0
0
0
0
0
0
Investment Bank
1
2
1
1
1
0
0
0
0
Non-core and Legacy
0
5
2
0
0
1
1
0
0
Group Items
0
0
0
0
0
0
0
0
0
Diversification effect
3,4
(1)
(1)
0
0
0
0
0
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
VaR reflect the portfolio managed
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
purposes may not fully capture
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
▲
VaR model confirmation
VaR backtesting
is a performance measurement
process in which a
1-day VaR
prediction is compared
with the realized
1-day profit or loss. We conduct backtesting for internal model confirmation purposes.
VaR model developments in 2025
Audited |
In 2025, no
material changes were
made to the
VaR model used for
the UBS Group
excluding certain legacy
Credit
Suisse components or to the VaR model used for those certain legacy Credit Suisse components.
▲

Annual Report 2025 |
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
›
Refer to the “Regulatory and legal developments” section of this report for more information
›
Refer to the 31 December 2025 Pillar 3 Report, available under “Pillar 3 disclosures” at ubs.com/investors , for more information
Interest rate risk in the banking book
Sources of interest rate risk in the banking book
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

Annual Report 2025 |
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
Economic value of equity sensitivity
Audited |
The EVE sensitivity in
the UBS Group
banking book to a
+1-basis-point parallel shift in
yield curves was negative
USD
43.9
m as of 31 December
2025, compared with negative
USD
37.3
m as of 31 December
2024. This excluded the
sensitivity of USD
8.0
m from
AT1
capital instruments (as
per specific FINMA
requirements) in
contrast to general
BCBS
guidance.
The
exposure
in
the
banking
book
of
the
UBS
Group
increased
in
2025,
driven
by
net
interest
income
stabilization initiatives and interest rate hedges in connection with issuances of AT1 capital instruments.
The majority of our
IRRBB as of 31 December
2025 was a reflection
of the net asset
duration that we ran
to offset our
modeled sensitivity of net
USD
33.2
m (31 December 2024: USD
29.4
m) assigned to our
equity, goodwill and real estate,
with the
aim of
generating a
stable NII
contribution. Of
this, USD
19.7
m and
USD
11.6
m were
attributable to
the US
dollar and the Swiss franc portfolios, respectively, (31 December 2024: USD
17.1
m and USD
10.6
m, respectively).
In addition to the aforementioned sensitivity, we calculate the six interest rate shock scenarios prescribed by FINMA. The
“Parallel up” scenario, assuming all positions
were measured at fair value, was the
most severe as of 31 December 2025
and would have
resulted in a
change in EVE
of negative USD
8.1
bn, or
8.9
% of our
tier 1 capital (31 December
2024:
negative USD
6.7
bn, or
7.6
%), which is well below the
15
% threshold as per the BCBS supervisory outlier
test for high
levels of IRRBB.
The immediate
effect on
our tier 1
capital in
the “Parallel
up” scenario
as of
31 December 2025
would have
been a
decrease of approximately
USD
0.8
bn, or
0.9
%, in our
tier 1 capital (31 December
2024: USD
0.9
bn, or
1.0
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
as
of
31 December
2025
and
would
have
resulted
in
a
change
in
EVE
of
positive
USD
8.3
bn
(31 December
2024:
positive
USD
7.2
bn)
and
a
small
positive
immediate effect on our tier 1 capital.

Annual Report 2025 |
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
31.12.25
USD m
Effect on EVE
1
– FINMA
Effect on EVE
1
– BCBS
Scenarios CHF EUR GBP USD Other Total
Additional tier 1 capital
instruments Total
+1 bp
(12.5)
(1.7)
(0.2)
(28.5)
(1.0)
(43.9)
8.0
(35.9)
Parallel up
2
(1,770.1)
(315.7)
(50.4)
(5,698.0)
(239.3)
(8,073.4)
1,492.1
(6,581.3)
Parallel down
2
1,971.6
355.5
46.5
5,622.8
264.8
8,261.3
(1,751.2)
6,510.1
Steepener
3
(889.8)
(20.6)
(10.4)
(1,371.3)
6.8
(2,285.2)
336.0
(1,949.2)
Flattener
4
552.3
(31.4)
1.7
61.1
(58.9)
524.8
2.7
527.5
Short-term up
5
(169.8)
(126.5)
(14.6)
(2,226.1)
(145.6)
(2,682.7)
644.8
(2,037.8)
Short-term down
6
167.9
127.7
9.2
2,308.9
144.6
2,758.2
(671.8)
2,086.5
31.12.24
USD m
Effect on EVE
1
– FINMA
Effect on EVE
1
– BCBS
Scenarios CHF EUR GBP USD Other Total
Additional tier 1 capital
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
Group
Treasury
uses
strategies
to
manage
this
foreign
currency
exposure,
including
matched
funding
of
assets
and
liabilities and net investment hedging.
›
Refer to “Sensitivity to currency movements” in the “Capital management”
section and to the “Currency management” section of
this report for more information about our exposure to and management of structural foreign exchange risk
›
Refer to “Note 24 Hedge accounting”
in the “Consolidated financial statements” section of this report for more information about
our hedges of net investments in foreign operations
Investment risk
We
are
exposed
to
investment
risk
by
holding
own
investments
in
equity
securities,
investment
fund
units
and
debt
instruments.
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
companies. We may
also make investments
in funds that
we manage in
order to fund
or seed them
at inception or
to
demonstrate that our interests align with those of investors. We also buy,
and are sometimes required by agreement
or
regulation to buy, securities and units from
investment vehicles that we have sold to clients.

Annual Report 2025 |
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
As of
31 December 2025,
we held
equity investments
and investment
fund units
totaling USD
6.0
bn (31 December
2024:
USD
6.8
bn), of which USD
3.7
bn (31 December 2024: USD
4.5
bn) was classified as Financial
assets at fair value not
held
for trading and USD
2.3
bn (31 December 2024: USD
2.3
bn) as Investments in associates .
▲
›
Refer to “Note 20 Fair value measurement”
and “Note 27 Interests in subsidiaries and other entities”
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
2025
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
13.9
bn as of 31 December
2025 (31 December 2024: USD
2.2
bn). The increase mainly
reflects purchases
of HQLA.
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
have an effect
on our equity
under IFRS Accounting
Standards and
CET1
capital.
Pension risk is the risk
that defined benefit plans’ funded
status might decrease, negatively
affecting our capital. This can
result from
decreases in
the value
of a
plan’s assets,
increases in
defined benefit
obligations or
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
›
Refer to “Note 1 Summary of material accounting policies” and “Note 25 Post-employment benefit plans” in the “Consolidated
financial statements” section of this report for more information about defined benefit plans
UBS own share exposure
Group Treasury
holds UBS Group AG shares to hedge future share delivery obligations related to employee share-based compensation awards and
also holds shares
purchased under the
share repurchase programs. In
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

Annual Report 2025 |
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
Country ratings are also used
to define our risk
appetite regarding foreign countries. A
country risk limit (i.e.
maximum
aggregate exposure) applies to exposures to counterparties or issuers of securities and financial investments in the given foreign country. We may limit the extension of credit, transactions in traded products or positions in securities based on
a country risk ceiling, even if our exposure to a counterparty is otherwise acceptable. Country limits are approved by the
Board of
Directors and are
delegated to the
Group CEO and
the Group CRO
according to the
country rating and
limit
size.
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
Banking products exposure represents
notional amounts. Traded products
potential exposure reflects the
possible impact
of market movements
on both the
exposure and any
related collateral over
the period required
to close out
our positions.
We do
not recognize
any expected
recovery values
when reporting
country exposure;
we recognize
the risk-reducing
effects of
master netting agreements
and collateral held,
which we deduct
from the
potential exposure values.
Within
banking products and traded products, risk-reducing effects of credit protection are also taken into account.
Trading inventory includes issuer risk
on securities (such as bonds and
equities) and risk relating to
underlying reference
assets for
derivative positions.
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
for all derivatives, including
single-name credit default swaps
and other credit derivatives.
Top 20 country risk exposures
The table
below shows
our 20
largest country
exposures by
product type,
excluding our
home country, as
of 31 December
2025 compared with 31 December 2024.
Compared with 2024, our
net exposure was largely
stable. The list of
our top 20 countries
remained broadly unchanged,
with two new entries (Brazil
and Austria) and the exposure
to each of those two
not exceeding USD 2.0bn. Based
on the
sovereign
rating
categories,
as
of
31 December
2025,
84%
of
our
emerging
market
country
exposure
was
rated
investment grade, compared with 85% as of 31 December 2024.
Venezuela
As of 31 December 2025, our direct country risk exposure to Venezuela was USD 4m, solely from issuer risk exposure in the Investment Bank.

Annual Report 2025 |
Risk, capital, liquidity and funding, and balance sheet | Risk management and control

Israel and Middle East
As of
31 December 2025,
our direct
country risk
exposure to
Israel was
USD 375m, mainly
from lending
and collateralized
over-the-counter
derivatives
exposure
within
the
Investment
Bank.
Our
direct
exposure
to
Gulf
Cooperation
Council
countries as of 31 December 2025
was USD 4.1bn, while our direct
exposure to Egypt, Jordan and Lebanon
was limited,
and we had no direct exposure to Iran, Iraq or Syria.
Russia
Our direct country risk exposure to Russia contributed
USD 382m to our total emerging market
exposure of USD 26.9bn
as of
31 December 2025.
This included
cash account
balances and
lending exposures
from Non-core
and Legacy.
We
had no
material direct
country risk exposure
to Belarus or
to Ukraine as
of 31 December 2025.
Potential second-order
impacts, such as European energy security, continue to be monitored.
Top
20 country risk net exposures, by product type
USD m Banking products
1,2
Traded products
3
Trading inventory
4,5
Total
2
31.12.25 31.12.24 31.12.25 31.12.24 31.12.25 31.12.24 31.12.25 31.12.24
United States 142,740 156,763 26,308 28,847 62,232 42,744 231,281 228,353
United Kingdom 15,383 15,745 13,981 18,112 4,294 1,880 33,658 35,737
Germany 15,054 15,247 5,891 7,162 9,067 7,796 30,012 30,205
Japan 23,439 20,131 5,147 4,757 953 931 29,539 25,819
France 2,027 2,007 3,820 4,936 8,118 7,786 13,965 14,729
Singapore 3,988 3,568 2,235 3,565 6,842 5,127 13,065 12,260
Australia 6,763 6,357 4,054 8,404 2,112 2,158 12,928 16,920
Canada 1,750 835 3,134 2,839 5,825 4,843 10,708 8,516
Luxembourg 5,730 6,360 528 1,191 107 99 6,365 7,649
China 2,063 1,662 876 1,278 2,247 1,971 5,186 4,911
Netherlands 1,447 1,830 1,732 2,572 1,868 1,044 5,047 5,446
Hong Kong 1,329 1,490 1,690 1,190 1,065 1,111 4,084 3,792
South Korea 1,232 602 679 666 2,026 3,100 3,938 4,368
Italy 1,719 1,542 897 909 1,074 904 3,689 3,355
Sweden 332 413 898 1,479 1,435 1,442 2,665 3,334
Norway 144 70 426 440 2,048 1,299 2,617 1,809
Spain 1,178 937 533 661 681 502 2,392 2,099
Brazil 439 576 644 410 804 391 1,887 1,377
Austria 271 261 468 535 1,110 654 1,850 1,450
Finland 81 76 188 303 1,341 1,335 1,610 1,713
Total top 20
6
227,109 236,472 74,129 90,256 115,249 87,117 416,486 413,842
1 Includes loans, guarantees and loan
commitments.
2 Net of hedges and
before deduction of IFRS 9
ECL allowances and provisions.
3 Includes counterparty risk from
derivatives and securities financing transactions
measured using potential exposure, after master netting agreements, net of collateral and net of hedges.
4 Represents an issuer’s net long position, including securities and tradable obligations, such as derivatives, which are referenced
to that issuer.
5 Trading
inventory exposures are
for UBS Group
excluding legacy Credit
Suisse components only.
6 Excluding Switzerland,
supranationals, global
funds and ship
finance
exposures.
Emerging markets net exposure, by internal UBS country rating category
1,2
USD m 31.12.25 31.12.24
Investment grade 22,610 23,170
Sub-investment grade 4,325 4,155
Total 26,935 27,325
1 We classify countries as emerging markets based on per capita GDP, historical real GDP growth, alignment with international institutions (such as the BIS, the World Bank, the IMF and the MSCI) and other factors.
2 Net of credit hedges
(for banking products and
for traded products); net
long per issuer (for
trading inventory) for the
UBS Group excluding legacy
Credit Suisse components only.
Before deduction of IFRS
9 ECL
allowances and provisions.
Sustainability and climate risk
We define
sustainability and
climate risks
as the
risks that
UBS negatively
impacts, or
is impacted
by,
climate change,
nature, human rights and other environmental and social matters. Such risks may materialize as credit, market, liquidity, business or non-financial risks for UBS, potentially leading to adverse financial, liability or reputational impacts.
Group Risk Control is responsible for our firm-wide sustainability and climate risk framework and for managing financial
exposure to
these risks
as a
second line
of defense.
Group Compliance
and Operational
Risk Control
provides independent
oversight
of
our
non-financial
risk
control
environment,
ensuring
its
adequacy
and
effectiveness.
We
manage
sustainability
and
climate
risks
through
a
dedicated
risk
management
framework,
which
continues
to
evolve
and
is
focused on meeting emerging regulatory requirements
and enhancing core processes, such as reporting
and disclosures.

Annual Report 2025 |
Risk, capital, liquidity and funding, and balance sheet | Risk management and control

Overseen by senior management, the framework is applied across client onboarding, transaction due diligence, product development, our own operations
and our supply
chain. It is a
continuous process, consisting of
four phases described
in
the
following
sections:
(i) risk
identification
and
measurement;
(ii) monitoring
and
risk
appetite
setting;
(iii) risk
management and control; and (iv) risk reporting and disclosure.
›
Refer to the UBS Group Sustainability Report 2025, available under “Annual reporting”
at
ubs.com/investors , for more
information about our sustainability and climate risk framework and our investment approach
›
Refer to “Sustainability and climate risk policy framework” in the Supplement to the UBS Group Sustainability
Report 2025,
available under “Annual reporting” at ubs.com/investors , for more information
Risk identification and measurement
Sustainability and climate risks
are identified at divisional
and cross-divisional levels.
Our climate-related risk identification
methodologies
and
materiality
assessment
collectively
define
key
focus
areas
and
risk
drivers.
The
insights
gained
contribute to our overall sustainability and climate risk strategy by:
–
identifying concentrations
of climate-sensitive
exposure, which
may increase
vulnerability to
financial and
non-financial
risks, thereby guiding resource prioritization for enhanced risk quantification and management; and
–
enabling us
to assist
clients with
their low-carbon
transition and
identify those
who may
benefit from
our sustainability-
focused products and services.
The outcomes of
this process guide senior
management decision-making and
provide stakeholders with
valuable insights
through our external disclosures.
›
Refer to “Managing sustainability and climate risks” in the UBS Group Sustainability Report 2025, available under “Annual
reporting” at ubs.com/investors , for more information
Our approach to climate-related risk identification
Our methodologies
are designed
to assess
how susceptible
clients and
assets are
to climate
risks, focusing
on the
potential
financial impacts that could arise from policy changes, technological shifts, market evolution in the context of transition risk
and
climate-related
hazard
events
in
the
context
of
physical
risk.
These
assessments
evaluate
the
magnitude
of
climate-related risk
drivers affecting
a counterparty
or asset
class, helping
us determine
how such
risks may
influence
creditworthiness, collateral values and broader portfolio exposure.
1
For corporate
clients, when
counterparty-level information
is available
and of
sufficient quality,
a bottom-up
methodology
is
used.
The
methodology
includes
the
counterparty’s
measures
and
actions
in
place
to
mitigate
transition
risks
summarized through
UBS’s internal
Company Transition
Assessment Scorecard
and the
exposure of
their assets
to physical
hazards.
When
counterparty-level
information
is
not
available,
a
top-down
methodology
is
used
for
transition
and
physical
risks
based
on
both
the
country of
risk
domicile
and
the
internal
UBS
industry
classification
(Group
Industry
Code 2).
For
Lombard lending,
an overall
portfolio rating
is assigned
based on
the average
riskiness
of the
collaterals that
are
posted securing
the loans.
In 2025,
UBS developed
a global real
estate model
to provide
a counterparty-level
rating across
transition and
physical risks
in the
real estate
portfolio. Together,
these methodologies
enable UBS
to assess
how transition
and physical risks may
influence the risk profiles
of clients and provide
a consolidated view of
the UBS Group exposure
to climate-related risks.
Transition risk
Climate-driven transition
risks arise
from the
transition to
a sustainable
economy,
in particular
its decarbonization,
for
example due to changes in policy, case law, technology or in the behavior of market participants.
This may contribute to
a structural change across economies and consequently affect banks and the stability of the wider financial sector.
In 2025, the
key sectors contributing
to the
UBS Group’s transition-risk-sensitive
exposure continued to
be real estate,
industrials and transportation, unchanged from 2024.
Physical risk
Climate-driven physical risks arise from acute hazards, which are increasing in severity and frequency,
and chronic risks,
which arise from an incrementally changing climate.
Climate-driven physical risks may contribute to a structural change across economies and consequently affect banks and the stability of the wider financial sector.

Annual Report 2025 |
Risk, capital, liquidity and funding, and balance sheet | Risk management and control

In 2025, Switzerland and the Americas
were the largest contributors to the
UBS Group’s physical-risk-sensitive exposure,
with
both
regions
demonstrating
relatively
high
adaptive
capacity
to
manage
physical
risk
hazards,
resulting
in
a
moderately low overall physical risk rating.
›
Refer to “Managing sustainability and climate risks” in the UBS Group Sustainability Report 2025, available under “Annual
reporting” at ubs.com/investors
, for more information about the UBS Group’s
climate risk profile
Climate scenario analysis and stress testing
We apply scenario-based approaches to assess our exposure to transition and physical risks arising from climate change.
We have introduced several in-house assessments leveraging industry collaborations to tailor approaches for addressing
methodological
and
data
challenges.
We
employ
dedicated
climate
risk
models
that
are
designed
to
capture
both
systematic and idiosyncratic effects to perform stress-testing exercises across short-, medium- and long-term horizons.
The work
performed includes
regulatory scenario
analysis and
stress-testing exercises.
These include,
for example,
the
Bank of
England 2021
Climate Biennial
Exploratory Scenario,
the 2022
European Central
Bank climate
risk stress
test
(which assesses banks’
preparedness for dealing
with financial and
economic shocks stemming
from climate risk)
and the
2024 Swiss Financial
Market Supervisory Authority
(FINMA) and Swiss
National Bank climate
scenario analysis exercise.
These exercises facilitated the identification of financial risks from climate change. They also made it possible for UBS to assess management actions in response to different scenario
results and perform a counterparty-level analysis. Although
the results indicated mild losses
and low exposure for the
entities and portfolios in scope,
they provided valuable insights
to strengthen UBS’s climate risk scenario analysis and stress testing.
In 2025,
we further
refined and
expanded our
internal climate
risk scenarios
and enhanced
the dedicated
climate risk
methodologies. Furthermore, we conducted a Group-wide climate scenario analysis to guide the materiality assessment
of
climate-related
risks,
meeting
the
FINMA
Circular
2026/1
“Nature-related
financial
risks”
(published
by
FINMA
in
December 2024) requirements on nature-related financial risks. A range of climate scenarios in line with UBS’s business
model were used, including
a stress scenario, under
which the lack of
coordinated mitigation efforts
places the planet on
a 3°C-warming trajectory by 2100.
Over the last few years, we have
also leveraged industry-wide initiatives, such as the Paris
Agreement Capital Transition
Assessment exercise
launched by
the Swiss
Federal Office
for the
Environment in
2020, 2022
and 2024.
Through this
exercise,
we
assessed
the
climate
alignment of
our
listed
investments (including
equities
and
bonds),
mortgages and
direct real estate portfolios.
The assessment enabled
us to compare
our results with the
aggregated performance of all
participating banks’ portfolios, showing the progress made over time and the efforts still needed.
Materiality of climate-related risks across risk categories
UBS
conducts
a
financial
risk
materiality
assessment
of
climate-related
risk
drivers,
complementing
its
regular
risk
identification processes
described above.
This climate-related
materiality assessment
evaluates how
transition and
physical
risk drivers may affect UBS’s risk categories: credit, market, liquidity, business and non-financial risks.
In 2025, the materiality
assessment for climate risks
was enhanced and performed
based on a combination
of qualitative
and
quantitative
inputs
(including
climate
scenario
analysis
and
exposures
to
climate-sensitive
sectors),
from
both
an
inherent and residual perspective. Inherent risk refers to the level of risk that exists in the absence of any climate-related controls or mitigation actions, whereas residual risk refers to the level of risk after taking them into account.
Materiality was assessed across the short (one year), medium (two to five years) and long term (more than five years) to
capture the dynamic nature of climate risk exposure.
The table below summarizes whether transition and
physical risks are considered material or not
material on an inherent
basis, for each risk category and time horizon under a stress case scenario.
Overview of inherent material risks under stress case scenarios
Risk type Time horizon Credit Market
1
Liquidity
2
Business
3
Non-financial risk
Physical risk
Short-term Not material Not material Not material Not material Not material
Medium-term Not material Not material Not material
Long-term Material Not material
Transition risk
Short-term Material Not material Material Material Not material
Medium-term Material Material Material
Long-term Material Material
1
The trading book is assessed using a short-term stress scenario time horizon due to the dynamic risk profile and high liquidity of trading book instruments, which make them sensitive to short-term shocks rather than
long-term climate transition.
The banking book
scenario time horizon
is aligned with the
liquidity portfolio (high-quality
liquid assets) and
existing internal liquidity
adequacy assessment process
(ILAAP) stress tests,
which operate on a one-year horizon. This
alignment ensures consistency with regulatory expectations and reflects the relatively stable nature of banking book exposures.
Therefore, market risk
has not been assessed
in the medium and long terms.
2
The time horizon for the climate risk assessment of liquidity risk is aligned with existing ILAAP stress tests. Liquidity risk is assessed based on a one-year stress time horizon, which is
considered long term for liquidity purposes and is in
alignment with the time horizon of the funding regulatory metric, the net stable funding ratio (one year). Therefore, liquidity risk has not been assessed in the medium
and long terms.
3
Business risk is assessed for a three-year time horizon in line with the three-year strategic plan. Therefore, business risk has not been assessed in the long term.
Inherent credit risk
is assessed as
material under stress-case scenarios,
primarily due to
the expected long-term impacts
of
chronic
physical
hazards
on
macroeconomic
developments
in
the
real
estate
sector
(physical risk)
and
also
due
to
regulatory uncertainty, which may require significant investments and impact credit quality for the real estate sector and for corporate lending exposures to sectors deemed climate-sensitive (transition risk).

Annual Report 2025 |
Risk, capital, liquidity and funding, and balance sheet | Risk management and control

Inherent liquidity risk
is assessed as
material under stress-case
scenarios, reflecting potential
for abrupt shifts
in regulatory
conditions, resulting in economic disruptions
that could trigger significant outflows,
elevated funding costs or
impaired
access to capital markets (transition risk).
Inherent business risk is assessed as material under stress-case scenarios, considering the potential financial impacts of a sudden and disorderly
climate transition resulting
in economic disruptions,
which could reduce
the value of
assets and
recurring
fee
income,
and
increased
market
uncertainty,
which
could
lower
deal
flow
and
transaction-based
fees
(transition risk).
All material financial risks are primarily driven
by indirect climate impacts, such as macroeconomic impacts
from climate
change, as opposed to direct climate impacts on counterparties or assets.
Inherent non-financial risk is
assessed as material under stress-case
scenarios, due to ongoing
regulatory scrutiny and the
evolving
legal
landscape
around
climate
and
sustainability
requirements
and
disclosures,
which
can
expose
UBS
to
litigation risk, regulatory penalties and reputational damage in the event of non-compliance or perceived greenwashing
(transition risk).
Across all risk types, climate-related risks are assessed as not material on a residual basis (after considering our standard
climate-related controls / mitigation
actions), with
the exception
of
non-financial risk
in the
long
term.
The
latter risk
remains
material
even
after
mitigating
controls
are
taken
into
account,
due
to
persistent
political
uncertainty
and
diverging regulatory requirements across jurisdictions, which lead to heightened legal and litigation risks (transition risk).
Material risks
were fed
into the
regular risk
identification process,
and a
climate root
cause driver
was added,
where
relevant.
›
Refer to “Managing sustainability and climate risks” in the UBS Group Sustainability Report 2025, available under “Annual
reporting” at ubs.com/investors , for more information
Monitoring and risk appetite setting
UBS
has
established
a
qualitative
and
quantitative
risk
appetite,
which
is
subject
to
periodic
monitoring
and
enhancements. The risk appetite
guides decision-making and supports
proactive management of exposures
to climate-
sensitive sectors.
The
climate-related risk
metrics below
help
us
monitor our
exposure to
key
transition and
physical
risk drivers
across
portfolios, highlighting
where climate-related
vulnerabilities may influence
our overall
risk profile.
UBS will
continue to
develop these metrics, ensuring alignment with regulatory expectations and industry-leading practices.
›
Refer to “Managing sustainability and climate risks” in the UBS Group Sustainability Report 2025, available under “Annual
reporting” at ubs.com/investors
, for more information about the transition and physical risk drivers
Climate-related risk metrics
The table below includes climate-related risk
metrics for the UBS Group, UBS AG on
a standalone basis, UBS Switzerland
AG on a standalone basis and UBS Europe SE on a standalone basis.
In 2025,
UBS developed
the global
real estate
(GRE) model,
enabling asset-level
sensitivity assessments
for real
estate
financing
and
the
private
clients
with
mortgages
portfolio,
impacting
both
transition-
and
physical-risk-sensitive
exposures.
Climate-driven transition-risk-sensitive exposure accounted for 24.6% of the UBS Group’s total gross lending exposure,
up
from 21.0%
based on
the revised
2
2024 figures,
reflecting the
GRE model
enhancement. The
GRE model
applies
UBS’s Swiss
residential and commercial
real estate
decarbonization targets to
identify properties that
rely on
fossil fuel
heating systems and are not progressing in line with UBS’s decarbonization pathway as sensitive.
Climate-driven physical-risk-sensitive exposure
accounted for 13.8%
of the UBS Group’s
total gross lending
exposure, up
from 12.8%
based on
the revised
2
2024 figures,
reflecting the
GRE model
enhancement. The
GRE model
calculates a
physical risk rating by assessing building-level exposures to a physical risk hazard.
Carbon-related assets accounted for 9.7% of
the UBS Group’s total gross lending exposure,
down from 10.9% in 2024.
However, on an absolute basis, carbon-related assets remained largely flat year on year.

Annual Report 2025 |
Risk, capital, liquidity and funding, and balance sheet | Risk management and control

Risk management – Climate-related metrics
For the year ended
31.12.25 31.12.24
Climate-related metrics (USD bn)
Total exposure to climate-sensitive sectors, transition risk UBS Group AG consolidated
1,2
192.9 147.5
Climate-sensitive sectors, transition risk, proportion of total gross lending exposure, UBS Group AG consolidated (%)
1,2
24.6 21.0
Total exposure to climate-sensitive sectors, transition risk UBS AG (standalone)
1,2
31.6 36.2
Total exposure to climate-sensitive sectors, transition risk UBS Switzerland AG (standalone)
1,2
154.5 103.5
Total exposure to climate-sensitive sectors, transition risk UBS Europe SE (standalone)
1,2
0.0 0.0
Exposure to climate-sensitive sectors, transition risk: Traded products, UBS Group AG consolidated
3
1.4 2.1
Exposure to climate-sensitive sectors, transition risk: Issuer risk, UBS Group AG consolidated
4
8.8 6.8
Total exposure to climate-sensitive sectors, physical risk: UBS Group AG consolidated
1,2,5
108.5 89.6
Climate-sensitive sectors, physical risk, proportion of total gross lending exposure, UBS Group AG consolidated gross (%)
1,2
13.8 12.8
Total exposure to climate-sensitive sectors, physical risk UBS AG (standalone)
1,2,5
64.4 65.0
Total exposure to climate-sensitive sectors, physical risk UBS Switzerland AG (standalone)
1,2
56.9 43.5
Total exposure to climate-sensitive sectors, physical risk UBS Europe SE (standalone)
1,2
0.0 0.0
Exposure to climate-sensitive sectors, physical risk: Traded products, UBS Group AG consolidated
3
2.9 3.3
Exposure to climate-sensitive sectors, physical risk: Issuer risk, UBS Group AG consolidated
4
14.4 12.6
Carbon-related assets: UBS Group AG consolidated
1,6
76.1 76.5
Carbon-related assets proportion of total gross lending exposure, UBS Group AG consolidated gross (%)
1,6
9.7 10.9
Carbon-related assets: UBS AG (standalone)
1,6
26.2 30.3
Carbon-related assets: UBS Switzerland AG (standalone)
1,6
51.6 46.6
Carbon-related assets: UBS Europe SE (standalone)
1,6
0.0 0.0
1
Gross lending exposure
consists of total
on-balance sheet loans
and advances to
customers and off-balance
sheet guarantees and
irrevocable loan commitments
(within the scope
of expected credit
loss) and is
based on consolidated
and standalone information
reported under IFRS
Accounting Standards (inclusive
of purchase price
allocation adjustments recorded
in UBS as
a result of
the acquisition of
the Credit Suisse
Group in compliance with IFRS 3, Business
Combinations).
2
Comparative figures have been revised
following the development of the global
real estate model. The revision
applies to the exposure booked
on the
UBS platform only and
not to the exposure on
the legacy Credit Suisse
platform. Consequently, the previously reported transition risk exposure has been revised as
follows: UBS Group AG (consolidated) to
USD 147.5bn
from USD
120.3bn; UBS AG
(standalone) to USD 36.2bn
from USD 36.6bn; UBS
Switzerland AG (standalone)
to USD 103.5bn from
USD 83bn; and UBS
Europe SE (standalone)
remained unchanged following
the
revision. The transition risk
proportion of total gross lending exposure,
UBS Group AG consolidated (%) was
revised to 21% from 17.1%. In addition,
the previously reported physical risk exposure
has been revised
as follows: UBS Group AG (consolidated) to USD 89.6bn from USD 68.9bn; UBS
AG (standalone) to USD 65.0bn from USD 65.7bn; UBS Switzerland AG (standalone) to USD 43.5bn from
USD 22.6bn; and UBS Europe
SE (standalone) to USD 28.3m
from USD 24.3m. The
physical risk proportion
of total gross lending
exposure, UBS Group
AG consolidated gross
(%) was revised
to 12.8% from 9.8%.
3
For traded products
the
metric is
calculated using
over-the-counter
derivatives,
exchange-traded derivatives
and securities
financing transactions,
consisting of
securities borrowing
and lending,
and repurchase
and reverse
repurchase
agreements.
4
For issuer
risk the metric
is calculated based
on high-quality
liquid assets,
debt securities,
bonds and liquidity
buffer securities.
5
Climate-driven sensitive
exposure to physical
risk for UBS
AG
(standalone) includes loans and advances to UBS subsidiaries that are classified as sensitive based on its sector and country of risk in the absence of asset-level data. These subsidiaries transact with third parties and the sensitivity of that exposure facing external counterparties is assessed and included in the banking products,
traded products or issuer risk exposure metrics in
the UBS Group disclosure.
6
Carbon-related assets
are defined as
concentrations of
credit exposure
to assets
tied to
the four
non-financial sector
groups as
defined by
the Task
Force on
Climate-related Financial
Disclosures (the
TCFD), using
the Global
Industry
Classification Standard. These four groups are: (i) energy; (ii) transportation; (iii) materials and buildings;
and (iv) agriculture, food and forest products. This
metric is agnostic of risk rating.
Risk management and control
UBS has integrated climate
risk considerations into its
traditional risk management and
control framework to ensure that
material
risks
are
systematically
assessed,
monitored
and
mitigated
across
traditional
risk
categories.
This
integration
supports
a
consistent
and
forward-looking
approach,
aligned
with
regulatory
expectations
and
international
best
practices.
Our approach is
designed to support
the ongoing management
of climate-related risks
as they manifest
across traditional
risk categories
and has
been built
in line
with principles
outlined by
the Basel
Committee on
Banking Supervision
(the
BCBS)
and
the
Task
Force
on
Climate-related
Financial
Disclosures
(the
TCFD).
As
FINMA
has
mandated
financial
institutions in
categories 1
and 2
to implement
material climate-related
financial risks
in their
due diligence
processes
from 1 January
2026, at
the latest,
(Circular 2026/1
“Nature-related financial risks”,
published by
FINMA in
December
2024), UBS has
embedded the management
of these risks
within each traditional
risk category. The
following outlines
how UBS manages climate-related risks within each risk category.
Credit risk
Credit
risk
refers
to
potential
credit
losses
that
may
arise
from
climate-related
risks
(both
transition
and
physical)
materializing due to
the impacts of
a changing climate
and the global
shift toward a
low-carbon economy.
These risks
can affect the financial position of UBS’s counterparties,
for example when such impacts impair a borrower’s capacity
to
meet its financial obligations the likelihood of credit losses increases.
At
the
transaction
level,
proprietary
climate
risk
rating
methodologies
and
company-specific
due
diligence
questions
support the
identification and
assessment of
climate-related risks
in credit
approvals and
reviews. In
2025, integration
efforts centered
on lending
to corporate
clients. Targeted
training equipped
the first
and second
lines of
defense with
the tools and capabilities to incorporate
climate-related risk into their credit
assessments. Another important priority was
embedding counterparty-level climate
risk rating model
outputs into strategic
IT systems, facilitating
seamless integration
within the credit approval workflow.
At the portfolio
level, an enhanced
approach for concentration
monitoring of collateral
in climate-sensitive sectors
has
been
introduced
for
Global
Wealth
Management
and
relevant
parts
of
the
Investment
Bank.
We
are
continuing
to
enhance and automate quarterly risk reporting to strengthen oversight and transparency .

Annual Report 2025 |
Risk, capital, liquidity and funding, and balance sheet | Risk management and control

Liquidity risk
Liquidity
risk
refers
to
the
potential
impact
on
liquidity
adequacy
driven
by
risks
from
the
transition
to
a
low-carbon
economy and
a changing
physical climate.
These risks
represent an
additional driver
of liquidity
risk and
can influence
our ability to raise funds, liquidate assets or respond to
changes in clients’ liquidity demands. Such impacts could
lead to
increased net cash outflows or depletion of our liquidity buffer.
Climate-related
risk
considerations
have
been
integrated
into
UBS’s
liquidity
management
framework
by
introducing
climate risk
stress-testing and
reporting, leveraging
the heatmaps
and counterparty-level
climate risk
rating models
to
assess
potential
impacts.
The
identification
and
integration
of
material
climate-related
risks
into
our
liquidity
risk
management framework is an iterative
process, reflecting the evolving nature
of climate science, regulatory expectations
and data
availability. As
methodologies
mature and
industry-wide data quality
improves, UBS continues
to enhance
its
approach
through
advanced
analytics
and
scenario-based
insights.
Liquidity
risk
is
further
mitigated
through
the
maintenance of robust high-quality liquid asset buffers, comprehensive stress-testing under diverse scenarios and access to diversified funding sources.
Business risk
Business risk
may be
affected by
climate-related impacts,
which can
influence performance
through several
channels.
These
include
potential
reduction
in
net
interest
income,
decreases
in
asset
value
and
recurring
fee
income,
and
heightened
market
uncertainty
that
could
lower
deal
flow
and
transaction-based
fees.
Such
factors
underscore
the
potential financial implications of climate change on our business model.
These risks are managed and mitigated through UBS’s Group-wide sustainability and impact strategy, which aligns long-
term commercial objectives with climate-related
goals and regulatory expectations. This
strategic alignment helps ensure
that UBS remains
resilient in the
face of evolving
sustainability challenges and
market dynamics. Finally,
climate-related
risks, issues
and opportunities
and their
impact on
business and
strategy are
incorporated into
the firm’s
financial planning
process.
Non-financial risk
Non-financial risk,
including reputational
risk, can
be influenced
by climate-related
risks. These
may stem
from inadequate
or failed internal
processes, systems or
human error, or from external
factors, such as
physical climate events,
stakeholder
legal actions
related
to climate
issues or
concerns about
our response
to climate
change and
the transition
to a
low-
carbon
economy.
Such
risks can
impact compliance,
operational resilience
and
financial
crime
prevention,
potentially
resulting in significant non-financial consequences for UBS.
In
line
with
the
BCBS’s
principles,
UBS
has
integrated
climate-related
risks
into
the
non-financial
risk
framework.
Environmental,
social
and
governance
(ESG)
risks,
including
climate,
are
considered
within
UBS’s
Group-wide
non-
financial risk identification model.
UBS is continuing to
develop this framework in
alignment with its commercial
strategy
and industry expectations,
including the integration
of ESG risks
into the non-financial
risk taxonomy and
risk appetite
statements.
Additionally,
UBS
maintains
a
reputational
risk
framework
with
clearly
defined
roles
and
responsibilities,
escalation
requirements
and
review
and
approval
authorities.
Reputational
risk
(including
sustainability-related
reputational risks, such as greenwashing risk) is considered across all business activities, transactions and decisions.
›
Refer to “Integration of climate risk into the traditional risk management framework” in the UBS Group
Sustainability Report
2025, available under “Annual reporting” at ubs.com/investors
, for more information about the progress regarding
our
sustainability and climate risk framework in 2025
Risk reporting and disclosure
Sustainability and
climate risk
considerations are
embedded in
UBS’s quarterly
risk reporting
cycles, facilitating
transparent
reporting across the firm, key legal entities and the business divisions. This process includes:
– transactions referred to the Sustainability and Climate Risk unit;
–
climate-sensitive
sector
activities
leveraging
our
proprietary
climate
risk
heatmaps
and
rating
models
through
an
automated reporting process;
–
financed emissions
and emissions
intensities and
their utilization
against defined
risk tolerance
thresholds at
the Group,
business division and sector levels; and
– regulatory monitoring on sustainability and climate risks.
UBS prepares annual
external disclosures on
sustainability and climate
risks, in
alignment with
regulatory requirements
including the recommendations of the TCFD.
›
Refer to the “Sustainability and climate risk policy framework” section of the Supplement to the UBS Group
Sustainability Report
2025, available at ubs.com/sustainability-reporting
for more information
1
UBS’s methodologies for assessing climate-driven transition and physical risks are emerging and may change over time. As the methodologies, tools and industry-wide data availability improve, we will further develop our risk identification and measurement approaches.
2
The revised 2024 figures do not include the revision of legacy Credit Suisse exposure integrated into the target
UBS platform during 2025.

Annual Report 2025 |
Risk, capital, liquidity and funding, and balance sheet | Risk management and control

Non-financial risk
Non-financial risk includes our
main risk categories:
compliance risk, financial crime
risk, operational risk, legal
risk and
reputational
risk.
Compliance
risk,
financial
crime
risk
and
operational
risk
are
independently
overseen
by
Group
Compliance
and
Operational
Risk
Control
(GCORC)
and
are
covered
in
this
section.
Legal
and
reputational
risks
can
materialize
across
these
three
risk
clusters,
with
legal
risks
overseen
by
Group
Legal
and
reputational
risk
by
control
functions.
›
Refer to “Risk categories” in this section for more information about our main non-financial risk categories
›
Refer to “Top and emerging
risks” in this section for more information about legal and reputational risk
Compliance risk
We
are
committed
to
achieving
fair
outcomes
for
our
clients,
upholding
market
integrity
and
cultivating
the
highest
standards of
employee conduct.
To support
these objectives,
we maintain
a Group-wide
conduct risk
framework designed
to promote consistent standards and foster a strong culture of accountability.
We
continue
to
prioritize
areas
such
as
suitability
risk,
market
conduct,
product
governance,
cross-divisional
service
offerings, quality of advice and price
transparency. These remain key focus areas for
UBS and the wider financial sector.
Cross-border risk (including the risk of unintended
permanent establishment) remains an area of
regulatory attention for
global financial
institutions, including
a focus
on market
access, such
as third-country
market access
to the
European
Economic Area. We maintain a series of controls designed to address these risks.
Regulatory fragmentation related to
environmental, social and governance
topics, and the elevated
risk of greenwashing
arising from our service offering, disclosures and commitments remain key risks for 2026.
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
focus on enhancements
to our
global anti-money-laundering,
know-your-client and
sanctions programs.
Money laundering
and financial
fraud
techniques are becoming
increasingly sophisticated, and
heightened geopolitical volatility
makes the sanctions
landscape
more complex. We
continue to take
into consideration the
risks of illicit
finance proceeds and
sanctions circumvention
typologies stemming
from geopolitical
developments, political
changes in
a
number of
countries and
evolving armed
conflicts.
›
Refer to “Top and emerging
risks” in this section for more information
Operational risk
There is an increased risk of cyber-related
operational disruption to business activities at
our locations and those of third-
party suppliers due to the increasingly dynamic threat environment. This is intensified by current geopolitical factors and evidenced
by
the
continuing
high
volumes
and
increasing
sophistication
of
cyberattacks
against
financial
institutions
globally and on third-party service providers. A notable example of this is a previously disclosed data breach at Chain IQ, one of our
third-party suppliers. Our
incident review has
not identified any
impact on UBS’s
clients or systems,
but the
data breach included the exposure of certain non-sensitive UBS employee and vendor information.
We remain on
heightened alert to respond
to and mitigate elevated
cyber- and information-security
threats and continue
to invest in improving our technology
infrastructure and information-security governance to strengthen our prevention, detection
and
response
capabilities
against
attacks.
In
addition,
we
operate
a
global
framework
designed
to
drive
enhancements in operational
resilience across all
business divisions, and
we work with
the third-party service
providers
that are
of critical
importance to our
operations to
assess their
operational resilience
in line
with our
standards and
to
mitigate any identified risks.
UBS manages cyber and other risks associated with the use of third parties (including outsourcing) through policies such
as the Third
Party Risk Management
(TPRM) Policy and
the Global Procurement
and Vendor Management
Policy. These
aim
at
managing
third-party
risk
by
appropriate
risk
controls
and
independent
arrangements.
UBS
also
transfers
risk
centrally, by
means of
insurance contracts,
analyzing and
securing insurance
coverage that
meets the
Group’s global
needs and complies with local requirements.
The
increasing
interest
in
data-driven
advisory
processes
and
the
use
of
forms
of
artificial
intelligence
(AI),
such
as
generative AI and
machine learning, are
introducing new questions
related to the
fairness of AI
algorithms, data life-cycle
management, data
ethics, data
privacy and
security, and
records management.
We have
established an
AI framework
and policy including risk appetite metrics and enhanced controls to support the mitigation of these risks.

Annual Report 2025 |
Risk, capital, liquidity and funding, and balance sheet | Risk management and control

Further progress has been
made with client and
data migration, and the
wind-down of legacy Credit
Suisse businesses
and infrastructure. The risks relating to the operational complexity and the effective management of businesses in wind-
down and application
decommissioning continue to
be carefully monitored,
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
–
assessing inherent
and residual
risk through
risk assessment
processes and
determining whether
additional remediation
plans are required to address identified deficiencies; and
– reporting transparently and objectively on non-financial risks.
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
ensuring
completeness and
effectiveness of
the
control environment
and
non-financial risk
management within
their
Group functions. Collectively, divisional Presidents, central Group function heads and legal-entity-responsible executives
are in charge of implementing the non-financial risk framework.
GCORC owns the firm’s
non-financial risk framework
and is responsible
for providing an
independent and objective
view
of the adequacy of
non-financial risk management across
the Group and ensuring
that compliance risk, financial
crime
risk and
operational risk
are understood,
owned and
managed in
accordance with
our risk
appetite. Business-
or function-
aligned Compliance
and Operational
Risk Control
teams are
embedded within
the GCORC
function, reporting
to the
Group Chief Compliance and Operational Risk Control Officer, a member of the Group Executive Board (the GEB).
All functions within
UBS are required
to periodically assess
the design and
operating effectiveness of
key internal
non-
financial risk controls. Key control
deficiencies identified during the internal
control and risk assessment processes
must
be reported in the
non-financial risk inventory, and
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
UBS
is
committed
to
transparent
reporting
of
non-financial
risks,
providing
clear
and
reliable
information
to
support
decision-making
by
executive
management
and
the
board
of
directors.
Key
reports
cover
the
Group
and
risk-taking
business divisions and
significant group
entities, with strong
data governance
standards ensuring
high-quality, timely, and
comprehensive reporting.
The non-financial risk framework
forms the common basis
for managing and assessing
compliance risk, financial crime
risk and operational risk, and there are additional
GCORC activities intended to demonstrate compliance with
applicable
laws, rules
and regulations.
Furthermore, non-financial
risk mitigation
is supported
by a
comprehensive set
of policies
and procedures
(including risk
culture, risk
appetite and
outsourcing) that
are governed
under our
global governance
document framework.
›
Refer to “Risk appetite framework” in this section for more information about risk appetite and risk culture
›
Refer to “Operational risk” in this section for more information about outsourcing
Reputational risk management
Our reputation
is ultimately
defined by
our ability
to adhere
to the
three keys:
our
Pillars , Principles
and
Behaviors . In
accordance with
our Code
of Conduct
and Ethics,
it is
the responsibility
of the
Board of
Directors (the
BoD) and
each
employee to refrain from any conduct which may pose a risk to our reputation.
›
Refer to “Employees” in the “Our stakeholders” section of this report for more information about our Pillars, Principles and
Behaviors
›
Refer to the Code of Conduct and Ethics of UBS, available at ubs.com/code , for more information
All employees are responsible for carefully evaluating
the risk to UBS’s own reputation that may
result from any business
activities. Reputational
risk is
considered as
part of
standard risk
identification and
assessment processes
governed by
relevant frameworks relating to new and existing clients, transactions, products and services. The business divisions and
Group functions have primary responsibility for identifying, assessing and managing reputational risk.

Annual Report 2025 |
Risk, capital, liquidity and funding, and balance sheet | Risk management and control

Cybersecurity and information security
Risk management and strategy
Cybersecurity and
information-security (CIS)
risk is
the risk
that a
malicious internal
or external
act, a
failure of technology,
or human error materially compromises the confidentiality, integrity or availability of UBS’s data, systems or services.
CIS risk is a key operational risk for UBS and is managed within our enterprise risk management framework. We apply a layered defense
model, spanning
prevention, detection,
response and
recovery, supported
by our
global Cybersecurity
Operations
Centers,
advanced
technology
and
independent
oversight.
Our
approach
integrates
governance,
risk
assessment, controls testing,
incident management and
continuous training of
our workforce (i.e.
our internal employees
and external staff) to strengthen our ability to manage the assets of clients and of the firm.
›
Refer to “Risk governance” in this section for information about our risk governance framework
Governance
In line
with our
overall non-financial
risk management
framework, we
take a
cross-functional approach
to addressing
CIS risk. Our risk control framework follows the three-lines-of-defense model.
Group Technology establishes the policies
and procedures designed
to safeguard our information
systems and the information those
systems collect and process.
The
business
divisions,
together
with
Group
Technology,
are
then
responsible
for
implementing
those
policies
and
procedures as
part of
the first
line of
defense. GCORC
leads the
second line
of defense,
by convening
and consulting
with additional
control functions
to provide
independent oversight,
and challenges
the first
line’s CIS
framework and
implementation. As the third line of defense, Group Internal
Audit conducts independent reviews and validates the first-
line and second-line processes and functions.
The Cyber and Information Security Committee
(the CIS-C)
is the
primary decision-making body
with oversight
of and
accountability for
the Group-wide
CIS program.
The CIS-C
is jointly
chaired by
the Group
Chief Operating
Officer (the
Group COO)
and the
Group Chief
Compliance and
Operational Risk
Control Officer.
The Group
Chief Information
Security
Officer (the Group
CISO), who reports
to both the
Group COO and
the Group Chief
Compliance and Operational
Risk
Control
Officer,
is
a
permanent
member
of
the
CIS-C.
The
committee
meets
monthly
and
serves
as
a
platform
for
interaction
across the
three lines
of
defense for
the
identification and
effective
governance of
CIS
strategy,
risks and
regulatory obligations.
The CIS-C governance structure helps streamline decision-making and, where necessary, escalation to the BoD and the GEB.
CIS program
Our
CIS
program
is
led
by
the
Group
CISO.
The
CIS
program
is
designed
to
protect
and
maintain
the
integrity
and
availability of
our technology
infrastructure and
the confidentiality
and integrity
of our
information. It
is aligned
to an
industry standard
framework established by
the Cyber
Risk Institute across
seven functional domains:
govern, identify,
protect, detect, respond, recover
and extend. This framework provides
a comprehensive model for financial
institutions
to assess, manage and mature their cyber-risk posture, connecting controls to compliance and operational needs.
Our Group CISO, senior
management within Group
Technology and management
personnel overseeing the
CIS program
all have substantial
relevant expertise in
the areas of
cybersecurity and information
security. Our CIS
program includes,
but is not limited to, the following capabilities.
–
Threat intelligence:
We systematically gather threat information and
monitor threat alerts from external sources.
Our
cyber-threat
intelligence
team
analyzes
such
information
and
uses
it
to
enhance
existing
defense
capabilities,
to
respond
to
identified
threats
and
to
adjust
our
CIS
strategy
where
needed.
The
team’s
remit
includes
providing
research, analysis and advice on CIS risks associated with emerging technologies, including AI. This threat intelligence capability was strengthened
in 2025 with
the formation of
a cross-function Geopolitical
Risk Intelligence Forum and
the introduction of an AI-led horizon scanning capability.
–
Preventative
and
detection
controls:
We
use
layered
firm-wide
controls
that
are
designed
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
– Cyber-defense and incident response capabilities:
The Cybersecurity Operations Centers
are responsible for providing
24/7 real-time monitoring, detection and response
capabilities for cyberattacks and acting as
the primary interface for
cybersecurity events. Incidents
assessed as having
the potential to
adversely affect our
critical operations are
subject
to
mandatory
management
notification.
If
assessed
as
potentially
significant,
cybersecurity
and
data
incidents
are
managed under our crisis management framework.
–
Third-party risk: Vulnerabilities in the cyber-risk environment of third parties represent a particular threat to our CIS program and our ability to maintain our business services. We follow a risk-based approach to assess and mitigate CIS risks related to third parties. Third-party services and processes are monitored and checked on an ongoing basis, with appropriate supervision from the CIS-C. This is a key component of our third-party risk management program, notwithstanding the challenges we face in imposing the same levels of protection to the systems and data of third parties that we rely on ourselves.

Annual Report 2025 |
Risk, capital, liquidity and funding, and balance sheet | Risk management and control

–
Monitoring
and
testing:
Effective
incident
response
and
problem
management
processes
are
complemented
by
vulnerability assessments,
penetration and
testing engagements
based on
specific threat
scenarios that
simulate tactics,
techniques and procedures that might be used against
our systems, as mandated by our policies. This
includes testing
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
–
Education and
training:
All UBS
staff, including
our external
personnel, receive
appropriate CIS
awareness training,
commensurate with their roles and responsibilities.
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
continuously
seek
to
enhance
our
CIS
controls
to
meet
developing
threats.
We
have
ongoing
programs that are intended to increase our CIS maturity across various dimensions, including governance, identification,
protection and detection, as well as cyberattack response and recovery, and risk from third-party service providers.
We recognize that in
today’s world it is
not feasible to completely
eliminate the risk of
a future cyberattack, but,
by using
a
risk-based
approach,
we
work
toward
reducing
the
likelihood
of
a
successful
attack
and
toward
mitigation
of
the
potential business impact of such an attack.
The BoD, its Risk Committee and
the GEB receive regular updates and
reports throughout the year from our
Group COO
and our Group CISO
on internal and external
CIS developments, threats and risks.
In addition, on a
quarterly basis, the
BoD receives reports on the performance of CIS risk appetite metrics, including metrics on vulnerabilities and third-party
CIS risks and incidents, and is notified promptly
if a BoD-level CIS risk limit is breached.
The Risk Committee of the BoD
and the GEB also receive regular updates on CIS strategy, risks and alignment with regulatory requirements.
Operational resilience and incident response
Our business continuity and resilience framework is designed to limit the disruption a potential CIS event may cause to our business activities. In accordance with the firm’s cyber-incident response framework, the CIS-C, including the incident response team, tracks, documents, responds to and analyzes CIS threats and incidents, including those experienced by the firm’s third-party service providers that may impact the firm. Additionally, we maintain established procedures for responding to, and escalating, CIS and other system availability incidents. These are regularly practiced, including tabletop exercises, at all levels of seniority.
Our Group Cyber Contingency Plan includes cyber event playbooks and escalation procedures designed to support a structured assessment of potential incidents and timely escalation and reporting of incidents based on the assessed potential impact. Incidents assessed to have the potential to adversely affect our critical operations are subject to mandatory management notification. If assessed as potentially significant, cybersecurity and data incidents are managed under our crisis management framework, which provides pre-established cross-functional task forces to manage the incident, with escalation frameworks to inform and ensure oversight by the GEB and the BoD.
›
Refer to “Crisis management framework” in the “Regulation and supervision” section of this report for more information about
our crisis management framework
Non-financial risk capital measurement
The non-financial risk framework underpins the
calculation of regulatory capital for operational
risk, which enables us to
quantify non-financial risks and define
effective risk-mitigating management incentives as
part of the related operational
risk capital allocation approach to the business divisions.
The advanced measurement
approach (AMA), previously
utilized to determine
regulatory capital requirements for
non-
financial risks, was replaced
by the standardized approach
for determining regulatory capital on
1 January 2025, based
on the final Basel Committee on Banking
Supervision (BCBS) Basel III standards and related FINMA
guidance. In line with
the implemented
standards, we
continue to
update annually
the related
regulatory capital.
Revenue data
and information
on non-financial risk events are sourced from our financial accounting and risk systems.
›
Refer to “Risk-weighted assets” in the “Capital management” section of this report for more information about the capital
impacts from the adoption of the final Basel III standards on 1 January 2025

Annual Report 2025 |
Risk, capital, liquidity and funding, and balance sheet | Risk management and control

Model risk
Main sources of model risk
We rely on models
to inform risk management
and control decisions, to
measure risks or exposures,
to value instruments
or positions, to conduct stress testing,
to assess adequacy of capital, and
to manage clients’ assets and our
own assets.
Models may also be used to measure and monitor
compliance with rules and regulations, for surveillance activities, and to meet financial or regulatory
reporting requirements. Our artificial
intelligence (AI)-based solutions may
rely on models,
and models may include functionalities defined as AI.
Model risk
is defined
as the
risk of
adverse consequences
(e.g. financial
losses or
reputational damage)
resulting from
incorrect or
misused models.
AI-specific risks
are managed
in conjunction
with other
relevant risk
frameworks,
and specific
guidelines for the recognition of those risks apply.
Overview of measurement, monitoring and management techniques
Our model
governance framework
establishes requirements
for identifying,
measuring, monitoring,
reporting, controlling
and mitigating model
risk. All the models
that we use are
subject to governance
and controls throughout
their life cycles,
with rigor, depth
and frequency
determined by the
model’s materiality and
complexity. This is
designed to
ensure that
risks arising from model use are identified, understood, managed, monitored, controlled and reported on both a model-
specific and an aggregated level. Before approval for use is granted, models are independently validated.
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
and
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
The legacy
Credit Suisse
models were
either retired
or integrated
into the
UBS model
risk management
framework in
2025.

Annual Report 2025 |
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
▲
We are therefore committed to maintaining a strong CET1 capital and TLAC position at all times, in line with our target
capital
ratios,
in
order
to
ensure
compliance
with
regulatory
capital
requirements
and
to
support
the
growth
of
our
businesses.
As
of
31 December
2025,
our
CET1
capital
ratio
was
14.4%
and
our
CET1
leverage
ratio
4.4%,
each
above
the
requirements
for
Swiss
systemically
relevant
banks
(SRBs)
and
Basel
Committee
on
Banking
Supervision
(BCBS)
requirements
and
also
above
our
capital
guidance.
We
believe
that
our
capital
strength,
consistent
with
our
capital
guidance,
is
a
source
of
confidence
for
our
stakeholders,
contributes
to
our
sound
credit
ratings
and
is
one
of
the
foundations of our success.
In
Switzerland,
the
amendments
to
the
Capital
Adequacy
Ordinance
(the
CAO)
that
incorporate
the
final
Basel III
standards into
Swiss
law, including
the new
ordinances containing
the
implementing provisions
for the
revised CAO,
entered into force on 1 January 2025.
›
Refer to the “Our strategy” and “Targets,
capital guidance and ambitions” sections of this report for more information about our
capital and resource guidelines
›
Refer to “We may be unable to maintain our capital strength”
in the “Risk factors” section of this report for more information about capital-ratio-related risks
›
Refer to “Developments related to the implementation of the final Basel III standards”
in the “Regulatory and legal
developments” section of this report for more information about the incorporation of final
Basel III standards
›
Refer to “Risk-weighted assets” and “Leverage ratio denominator” in this section for more information about the impacts
resulting from the adoption of the final Basel III standards on risk-weighted assets (RWA) and the leverage ratio denominator (the
LRD), respectively
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
The annual
strategic planning
process includes
a capital
planning component
that is
key in
defining our
target capital
levels and
returns. The
capital planning
component is
based on
an attribution
of Group
RWA and
LRD capacity
to the
business divisions and Group Items.
Limits and targets
are established at
the Group and
business-division levels and
are approved by
the BoD at
least annually.
In
the
target-setting
process,
we
take
into
account,
among
other
factors,
the
current
and
potential
future
TLAC
requirements, our
aggregate risk
exposure in
terms
of
the
combined stress
test
(the CST)
and the
effect of
expected
accounting policy changes.
▲
Monitoring is based on these internal limits
and targets and provides indications if any
changes are required. Any breach
of limits in place triggers a series of remediating actions.
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

Annual Report 2025 |
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
31 December 2025
Pillar 3
Report.
The
Pillar 3
Report
also
includes
information relating
to
our
significant
regulated
subsidiaries and
sub-groups
(UBS AG consolidated, UBS AG standalone,
UBS Switzerland AG standalone,
UBS Europe SE consolidated, UBS Americas
Holding LLC consolidated
and Credit
Suisse International
standalone) as
of 31 December
2025 and
is available
under
“Pillar 3 disclosures”
at
ubs.com/investors .
Capital
and
other
regulatory
information
for
UBS AG
consolidated
in
accordance
with
the
Basel III
framework,
as
applicable
to
Swiss
SRBs,
is
provided
in
the
UBS AG
Annual
Report
2025,
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
Capital and other instruments contributing to our total loss-absorbing capacity
CET1
capital
mainly
consists
of
share
capital,
share
premium
and
retained
earnings. In
addition
to
CET1
capital,
the
following instruments contribute to our TLAC:
–
loss-absorbing additional
tier 1
(AT1) capital
instruments (high
trigger), including
Deferred Contingent
Capital Plan
(DCCP) awards;
–
45% of unrealized
gains from financial
assets measured at
fair value through
other comprehensive income
(such gains
can be recognized as tier 2 capital); and
– TLAC-eligible senior unsecured debt instruments.
Under
the
Swiss
SRB
rules,
going
concern
capital
includes
CET1
capital
and
high-trigger
loss-absorbing
AT1
capital
instruments.
Outstanding TLAC-eligible senior unsecured debt instruments are eligible to meet gone concern requirements
until one
year before maturity.
A maximum of
25% of the
gone concern requirements can
be met with
instruments that have
a
remaining maturity of between one and
two years (i.e. are in the
last year of eligibility). However, once at
least 75% of
the minimum gone concern requirement has been met with instruments that have a remaining maturity of greater than two years, all instruments that
have a remaining maturity of
between one and two years remain
eligible to be included
in the total gone concern capital.
›
Refer to the “Compensation” section of this report for more information about the DCCP awards
›
Refer to “Bondholder information”, available at ubs.com/investors , for more information about the eligibility of capital and senior unsecured debt instruments and key features and terms and conditions of capital instruments
Total loss-absorbing capacity and leverage ratio requirements
Going concern capital requirements
Under
the
Swiss
SRB
requirements,
total
going
concern minimum
requirements
for
all
Swiss
SRBs
are
a
capital
ratio
requirement of 12.86% of RWA and a leverage ratio requirement of 4.5%. In addition to these minimum requirements,
an add-on
reflecting the
degree of
systemic importance
is applied,
based on
market share
and LRD.
The applicable
market
share and
LRD add-on requirements
for UBS
were both
unchanged at
0.72% of RWA
and 0.25% of
LRD, resulting
in
add-ons of
1.44% of
RWA and
0.50% of
LRD. As
a result
of the
acquisition of
the Credit
Suisse Group
in 2023,
the
capital add-ons
applicable to
UBS SRBs
based on
market share
and LRD
for UBS
Group AG
consolidated will
increase
commensurate
with
the
Group’s
increased
market
share
and
higher
LRD
after
the
acquisition.
Based
on
the
existing
regulations, we
currently estimate
that this
will add
around USD 6bn
to the
Group’s tier 1
capital requirement,
when
fully phased in.
The phase-in of the
increased capital requirements commenced
on 1 January 2026 and
will be completed by
1 January
2030. Phase-in
requirements are
composed of
the existing
add-ons and
the phased-in
increases, resulting
in phase-in
add-ons as of 1 January 2026 for RWA-based requirements of 0.86% for increased market share and 0.79% for higher
LRD and add-ons for LRD-based requirements of 0.30% for increased market share and 0.28% for higher LRD.
The
Swiss
countercyclical
capital
buffer,
at
a
maximum
level
of
2.5%
on
risk-weighted
positions
that
are
directly
or
indirectly backed by
residential properties in
Switzerland, increased our
minimum CET1 capital
requirement by 38 basis
points as
of 31 December
2025. We
also continued
to apply
countercyclical buffer
requirements introduced
in other
BCBS
member jurisdictions,
which resulted
in an
additional buffer
requirement of
11 basis points
as of
31 December 2025.
Overall,
countercyclical
capital
buffers
contributed
49 basis
points
to
our
minimum
CET1
capital
requirement
as
of
31 December 2025.

Annual Report 2025 |
Risk, capital, liquidity and funding, and balance sheet | Capital management

Effective 1 January 2025, a Pillar 2 capital add-on has been introduced for residual exposures (after collateral mitigation)
to hedge funds, private equity and family offices. This resulted in an increase of 20 basis points in the RWA-based going concern capital requirement as of 31 December 2025.
The
total
going
concern
capital
requirements
applicable
are
14.99%
of
RWA
(including
countercyclical
buffer
requirements and
the Pillar 2
add-on) and
5.00% of the
LRD. Furthermore,
of the total
going concern
capital requirement
of 14.99% of RWA, at least 10.63% must
be met with CET1 capital, while a maximum
of 4.36% can be met with high-
trigger loss-absorbing AT1 capital instruments.
Similarly, of the total
going concern leverage
ratio requirement of
5.00%, at least 3.50%
must be met with
CET1 capital,
while a maximum of 1.50% can be met with high-trigger loss-absorbing AT1 capital instruments.
Gone concern loss-absorbing capacity requirements
As an
internationally active
Swiss SRB,
UBS is
also subject
to gone
concern loss-absorbing
capacity requirements.
The
gone concern requirements also include add-ons for market share and LRD.
Systemically important
banks (SIBs),
such as
UBS, are
subject to
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
2025.
Our
gone
concern
requirements
can
be
reduced
when
higher-quality
capital
instruments
(CET1
capital,
low-trigger
loss-absorbing AT1 or certain low-trigger tier 2 capital instruments) are used to meet gone concern requirements. As of
31 December 2025, UBS did not use any higher-quality capital instruments to fulfill gone concern requirements.
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
The table below provides the RWA- and LRD-based requirements and information as of 31 December 2025.
Swiss SRB going and gone concern requirements and information
As of 31.12.25 RWA LRD
USD m, except where indicated in % in %
Required going concern capital
Total going concern capital
14.99
1
73,955
5.00
1
81,122
Common equity tier 1 capital
10.63
2
52,448
3.50
3
56,785
of which: minimum capital
4.50
22,203
1.50
24,337
of which: buffer capital
5.50
27,137
2.00
32,449
of which: countercyclical buffer
0.49
2,433
Maximum additional tier 1 capital
4.36
2
21,507
1.50
24,337
of which: additional tier 1 capital
3.50
17,269
1.50
24,337
of which: additional tier 1 buffer capital
0.80
3,947
Eligible going concern capital
Total going concern capital
18.48
91,176
5.62
91,176
Common equity tier 1 capital
14.44
71,262
4.39
71,262
Total loss-absorbing additional tier 1 capital
4.04
19,914
1.23
19,914
of which: high-trigger loss-absorbing additional tier 1 capital
4.04
19,914
1.23
19,914
Required gone concern capital
Total gone concern loss-absorbing capacity
4,5,6
10.73
7
52,917
3.75
7
60,841
of which: base requirement including add-ons for market share and LRD
10.73
52,917
3.75
60,841
Eligible gone concern capital
Total gone concern loss-absorbing capacity
19.48
96,130
5.93
96,130
Total tier 2 capital
8
0.01
25
0.00
25
of which: non-Basel III-compliant tier 2 capital
0.00
0
0.00
0
TLAC-eligible senior unsecured debt
19.48
96,105
5.92
96,105
Total loss-absorbing capacity
Required total loss-absorbing capacity
25.71
126,872
8.75
141,963
Eligible total loss-absorbing capacity
37.96
187,307
11.54
187,307
Risk-weighted assets / leverage ratio denominator
Risk-weighted assets
493,397
Leverage ratio denominator
1,622,438
1 Includes applicable add-ons of 1.64% for risk-weighted
assets (RWA) and 0.50% for leverage
ratio denominator (LRD), of which 20 basis
points for RWA reflect a Pillar 2 capital
add-on for the residual exposure
(after collateral mitigation) to
hedge funds, private
equity and family offices,
effective 1 January 2025.
2 Includes the Pillar 2
add-on for the residual exposure
(after collateral mitigation) to
hedge funds, private
equity and family offices of 0.14% for
CET1 capital and 0.06% for AT1
capital, effective 1 January 2025. For
AT1 capital under Pillar 1
requirements a maximum of 4.3% of AT1
capital can be used to meet going
concern requirements; 4.36% includes the aforementioned Pillar
2 capital add-on.
3 Our CET1 leverage ratio requirement of
3.50% consists of a 1.5% base requirement, a
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
concern capital.
5 Systemically important banks (SIBs) are
subject to base gone concern
capital requirements equivalent to 75% of the total going concern requirements (excluding countercyclical buffer requirements and the Pillar 2 add-on).
6 The Swiss Financial Market Supervisory Authority (FINMA)
has the authority to impose a surcharge of up to 25% of the total going concern capital requirements
(excluding countercyclical buffer requirements and the Pillar 2 add-on) should obstacles to an SIB’s resolvability
be identified in future resolvability assessments.
7 Includes applicable add-ons of 1.08% for
RWA and 0.38% for LRD.
8 Reflects an add-back of 45%
of unrealized gains from financial assets
measured at fair
value through other comprehensive income. Such gains do not qualify as CET1 capital but 45% of these gains can be recognized as tier 2 capital.

Annual Report 2025 |
Risk, capital, liquidity and funding, and balance sheet | Capital management

Total loss-absorbing capacity
Swiss SRB going and gone concern information
USD m, except where indicated 31.12.25 31.12.24
Eligible going concern capital
Total going concern capital
91,176
87,739
Total tier 1 capital
91,176
87,739
Common equity tier 1 capital
71,262
71,367
Total loss-absorbing additional tier 1 capital
19,914
16,372
of which: high-trigger loss-absorbing additional tier 1 capital
19,914
15,126
of which: low-trigger loss-absorbing additional tier 1 capital
1,245
Eligible gone concern capital
Total gone concern loss-absorbing capacity
96,130
97,655
Total tier 2 capital
25
1
207
of which: non-Basel III-compliant tier 2 capital
0
207
TLAC-eligible senior unsecured debt
96,105
97,449
Total loss-absorbing capacity
Total loss-absorbing capacity
187,307
185,394
Risk-weighted assets / leverage ratio denominator
Risk-weighted assets
493,397
498,538
Leverage ratio denominator
1,622,438
1,519,477
Capital and loss-absorbing capacity ratios (%)
Going concern capital ratio
18.5
17.6
of which: common equity tier 1 capital ratio
14.4
14.3
Gone concern loss-absorbing capacity ratio
19.5
19.6
Total loss-absorbing capacity ratio
38.0
37.2
Leverage ratios (%)
Going concern leverage ratio
5.6
5.8
of which: common equity tier 1 leverage ratio
4.4
4.7
Gone concern leverage ratio
5.9
6.4
Total loss-absorbing capacity leverage ratio
11.5
12.2
1 Reflects an add-back of
45% of unrealized gains from
financial assets measured at fair value
through other comprehensive income. Such gains do
not qualify as CET1 capital but
45% of these gains can
be recognized
as tier 2 capital.
Audited |
Reconciliation of equity under IFRS Accounting Standards to Swiss SRB common equity tier 1 capital
USD m 31.12.25 31.12.24
Total equity under IFRS Accounting Standards
90,484
85,574
Equity attributable to non-controlling interests
(271)
(494)
Defined benefit plans, net of tax
(957)
(833)
Deferred tax assets recognized for tax loss carry-forwards
(2,434)
(2,288)
Deferred tax assets for unused tax credits
(827)
(688)
Deferred tax assets on temporary differences, excess over threshold
(1,242)
(803)
Goodwill, net of tax
1
(5,787)
(5,702)
Intangible assets, net of tax
(683)
(702)
Compensation-related components (not recognized in net profit)
(2,441)
(2,800)
Expected losses on advanced internal ratings-based portfolio less provisions
(876)
(568)
Unrealized (gains) / losses from cash flow hedges, net of tax
1,339
2,585
Own credit related to (gains) / losses on financial liabilities measured at fair value that existed at the balance sheet date, net of tax
1,660
1,178
Own credit related to (gains) / losses on derivative financial instruments that existed at the balance sheet date
(65)
(62)
Prudential valuation adjustments
(148)
(167)
Accruals for dividends to shareholders for 2024
(2,835)
Accruals for proposed dividends to shareholders for 2025
(3,449)
Capital reserve for expected future share repurchases in 2026
(3,000)
Other
(40)
(25)
Total common equity tier 1 capital
71,262
71,367
1 Includes goodwill related to significant investments in financial institutions of USD
34
m as of 31 December 2025 (31 December 2024: USD
19
m) presented on the balance sheet line Investments in associates.
▲
Total loss-absorbing capacity and movement
Our TLAC increased by USD 1.9bn to USD 187.3bn as of 31 December 2025.
Going concern capital and movement
Audited
|
Our CET1
capital
mainly
consists
of: share
capital;
share premium,
which
primarily
consists
of additional
paid-in
capital
related to
shares issued;
and retained
earnings.
A detailed
reconciliation
of equity
under IFRS
Accounting
Standards
to CET1
capital is provided in
the “Reconciliation of equity under IFRS
Accounting Standards to Swiss SRB
common equity tier 1
capital”
table.

Annual Report 2025 |
Risk, capital, liquidity and funding, and balance sheet | Capital management

Our CET1 capital decreased
by USD
0.1
bn to USD
71.3
bn as of 31 December
2025, mainly as operating
profit before tax
of
USD
8.9
bn
and
foreign
currency
translation
gains
of
USD
3.1
bn
were
more
than
offset
by
dividend
accruals
of
USD
3.4
bn, share repurchases of USD
3.0
bn under our 2024 and 2025 share repurchase programs, the recognition of a new capital reserve
of USD
3.0
bn for expected
future share repurchases
in 2026, current
tax expenses of
USD
1.4
bn, and
negative
effects
from
compensation-
and
own-share-related
capital
components
of
USD
0.7
bn
and
other
items
of
USD
0.5
bn.
›
Refer to the “UBS shares” section of this report for more information about our share repurchase programs
Our loss-absorbing
AT1 capital
increased by
USD
3.5
bn to
USD
19.9
bn, mainly
reflecting new
issuances of
AT1 capital
instruments
of
USD
5.8
bn
and
positive
impacts
from
interest
rate
risk
hedge,
foreign
currency
translation
and
other
effects, partly offset by a call of USD
3.2
bn equivalent of AT1 capital instruments.
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
Audited |
Our total gone concern loss-absorbing
capacity decreased by USD
1.5
bn to USD
96.1
bn as of 31 December 2025
and largely
reflected USD
96.1
bn of TLAC-eligible
senior unsecured
debt.
▲
The decrease of USD 1.5bn
mainly reflected the redemption
of USD 14.0bn equivalent of
TLAC-eligible senior unsecured
debt
instruments
and
USD 5.8bn TLAC-eligible
senior unsecured
debt
instruments that
we
repurchased in
November
2025
under
tender
offers,
as
well
as
USD 5.5bn
equivalent
of
TLAC-eligible
senior
unsecured
debt
instruments
and
USD 0.2bn
of
tier 2
instruments
ceasing
to
be
eligible
as
gone
concern
capital
as
they
entered
the
final
year
before
maturity.
The aforementioned
decreases were
largely offset
by new
issuances of
TLAC-eligible senior
unsecured debt
instruments totaling the
equivalent of USD 17.8bn
and positive impacts
from interest rate
risk hedge, foreign
currency
translation and other effects.
Loss-absorbing capacity and leverage ratios
Our CET1 capital ratio increased to 14.4% from 14.3%, predominantly due to a USD 5.1bn decrease in RWA.
›
Refer to “Risk-weighted assets” in this section for more information about RWA movements
Our
CET1
leverage
ratio
decreased
to
4.4%
from
4.7%,
due
to
a
USD 103.0bn
increase
in
the
LRD
and
the
aforementioned decrease in CET1 capital.
›
Refer to “Leverage ratio denominator” in this section for more information about LRD movements
Our going
concern capital
ratio increased
to 18.5%
from 17.6%,
reflecting a
USD 3.4bn increase
in going
concern capital
and the aforementioned decrease in RWA.
Our
going concern
leverage ratio
decreased to
5.6% from
5.8%, reflecting
the aforementioned
increase in
the
LRD,
partly offset by the aforementioned increase in going concern capital.
Our gone
concern loss-absorbing
capacity ratio
decreased to
19.5% from
19.6%, reflecting
a USD 1.5bn
decrease in
gone concern loss-absorbing capacity, partly offset by the aforementioned decrease in RWA.
Our gone concern leverage ratio decreased to
5.9% from 6.4%, driven by the
aforementioned increase in the LRD and
the aforementioned decrease in gone concern loss-absorbing capacity.

Annual Report 2025 |
Risk, capital, liquidity and funding, and balance sheet | Capital management

Swiss SRB total loss-absorbing capacity movement
USD m
Going concern capital
Swiss SRB
Common equity tier 1 capital as of 31.12.24
71,367
Operating profit / (loss) before tax
8,853
Current tax (expense) / benefit
(1,438)
Foreign currency translation effects, before tax
3,070
Accruals for proposed dividends to shareholders for 2025
(3,449)
Share repurchase program
(3,000)
Capital reserve for expected future share repurchases in 2026
(3,000)
Compensation- and own-share-related capital components
(687)
Other
(454)
Common equity tier 1 capital as of 31.12.25
71,262
Loss-absorbing additional tier 1 capital as of 31.12.24
16,372
Issuance of high-trigger loss-absorbing additional tier 1 capital
5,827
Call of high-trigger loss-absorbing additional tier 1 capital
(1,921)
Call of low-trigger loss-absorbing additional tier 1 capital
(1,250)
Interest rate risk hedge, foreign currency translation and other effects
887
Loss-absorbing additional tier 1 capital as of 31.12.25
19,914
Total going concern capital as of 31.12.24
87,739
Total going concern capital as of 31.12.25
91,176
Gone concern loss-absorbing capacity
Tier 2 capital as of 31.12.24
207
Debt no longer eligible as gone concern loss-absorbing capacity due to residual tenor falling to below one year
(203)
Interest rate risk hedge, foreign currency translation and other effects
21
Tier 2 capital as of 31.12.25
25
TLAC-eligible unsecured debt as of 31.12.24
97,449
Issuance of TLAC-eligible senior unsecured debt
17,816
Call of TLAC-eligible senior unsecured debt
1
(13,988)
Instruments repurchased under the tender offers
(5,824)
Debt no longer eligible as gone concern loss-absorbing capacity due to residual tenor falling to below one year
(5,525)
Interest rate risk hedge, foreign currency translation and other effects
6,177
TLAC-eligible unsecured debt as of 31.12.25
96,105
Total gone concern loss-absorbing capacity as of 31.12.24
97,655
Total gone concern loss-absorbing capacity as of 31.12.25
96,130
Total loss-absorbing capacity
Total loss-absorbing capacity as of 31.12.24
185,394
Total loss-absorbing capacity as of 31.12.25
187,307
1 Includes one debt instrument (ISIN US902613AU26) that ceased to be eligible as gone concern capital when we issued a notice of redemption of the instrument in the fourth quarter of 2025.
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

Annual Report 2025 |
Risk, capital, liquidity and funding, and balance sheet | Capital management

Sensitivity to currency movements
Risk-weighted assets
We
estimate
that
a
10%
depreciation
of
the
US
dollar
against
other
currencies
would
have
increased
our
RWA
by
USD 23bn and our CET1 capital by
USD 2.7bn as of 31 December 2025
(31 December 2024: USD 22bn and USD 2.4bn,
respectively) and decreased our CET1 capital ratio by 13 basis points
(31 December 2024: 14 basis points). Conversely, a
10% appreciation of the US dollar against other currencies would have decreased our RWA by USD 21bn and our CET1 capital by USD 2.4bn (31 December 2024: USD 20bn and USD 2.2bn, respectively)
and increased our CET1 capital ratio
by 13 basis points (31 December 2024: 14 basis points).
Leverage ratio denominator
We
estimate
that
a
10%
depreciation
of
the
US
dollar
against
other
currencies
would
have
increased
our
LRD
by
USD 109bn as of 31
December 2025 (31 December
2024: USD 97bn) and decreased
our CET1 leverage ratio
by 12 basis
points (31
December 2024: 13 basis
points). Conversely,
a 10%
appreciation of
the US
dollar against
other currencies
would have decreased our LRD by USD 98bn
(31 December 2024: USD 88bn) and increased our CET1
leverage ratio by
12 basis points (31 December 2024: 14 basis points).
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
›
Refer to the “Significant regulated subsidiary and sub-group information
”
section of this report for more information about the
regulatory capital components and capital ratios of our significant regulated subsidiaries determined under the regulatory
framework of each subsidiary’s home jurisdiction
›
Refer to the 31 December 2025 Pillar 3 Report, available under “Pillar 3 disclosures” at ubs.com/investors , for more capital and other regulatory information about our significant regulated subsidiaries and
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
31 December
2025,
the
liability
of
UBS
Switzerland AG
amounted
to
CHF 1.5bn
(USD 1.9bn),
a
decrease
of
CHF 0.9bn
(USD 0.7bn)
compared
with
31 December
2024.
The
respective
liability
of
UBS AG
has
been
substantially
extinguished.

Annual Report 2025 |
Risk, capital, liquidity and funding, and balance sheet | Capital management

Risk-weighted assets
RWA development in 2025
During 2025, RWA decreased by USD 5.1bn to USD 493.4bn, driven by a
USD 16.3bn decrease resulting from asset size
and other
movements,
an USD 8.6bn
decrease as
a result
of the
implementation of
the final
Basel III standards
and a
decrease of
USD 4.2bn resulting
from model
updates and
other methodology
changes. These
decreases were
partly offset
by a USD 24.0bn increase from currency effects.
›
Refer to the 31 December 2025 Pillar 3 Report, available under “Pillar 3 disclosures” at ubs.com/investors , for more information about RWA movements and definitions of RWA
movement key drivers
Movement in risk-weighted assets, by key driver
USD bn
RWA as of
31.12.24
Currency
effects
Impact from the
implementation
of final Basel III
standards
Model updates
and other
methodology
changes
Asset size and
other
1
RWA as of
31.12.25
Credit and counterparty credit risk
2
292.2
22.4
(6.1)
(4.2)
(4.3)
299.9
Non-counterparty-related risk
3
33.7
1.6
(1.1)
34.3
Market risk
27.2
6.5
(9.9)
23.8
Operational risk
145.4
(9.0)
(1.0)
135.4
Total
498.5
24.0
(8.6)
(4.2)
(16.3)
493.4
1 Includes the Pillar
3 categories “Asset
size”, “Credit quality
of counterparties”, “Acquisitions
and disposals” and
“Other”. For
more information, refer
to the 31 December
2025 Pillar 3
Report, available under
“Pillar 3 disclosures” at ubs.com/investors.
2 Includes settlement risk, credit valuation adjustments, equity and investments in funds exposures in the banking book, and securitization exposures in the banking book.
3 Non-counterparty-related risk includes deferred tax assets recognized for temporary differences, property, equipment, software and other items.
Credit and counterparty credit risk
Credit and counterparty credit risk RWA
increased by USD 7.8bn to USD 299.9bn as of
31 December 2025, driven by a
USD 22.4bn increase from currency effects,
partly offset by a
USD 6.1bn decrease due to
the implementation of
the final
Basel III standards,
a decrease of USD 4.3bn from asset size and other movements, and a USD 4.2bn decrease reflecting model updates and other methodology changes.
In Switzerland,
the amendments
to the CAO
that incorporate
the final
Basel III standards
into Swiss
law entered
into force
on 1 January 2025. The main changes relate to restrictions on using internal ratings-based (IRB) models for exposures to financial institutions and large corporate clients, a revised standardized approach with more granular risk weights, and a
revised credit valuation adjustment framework.
The aforementioned impact
from the implementation
of the final
Basel III standards on
credit and counterparty
credit risk
RWA of
USD 6.1bn was
primarily due
to the
removal of a
1.06 multiplier
on risk
weights calculated using
IRB models,
which more than offset other changes, including the establishing of floors and the introduction of regulatory-mandated loss given default parameters to financial institutions and large corporate clients.
Asset size and other movements,
by business division and Group Items
–
Non-core and Legacy RWA decreased
by USD 8.4bn, primarily driven by
our actions to actively unwind
the portfolio,
in addition to the natural roll-off.
–
Group Items RWA decreased by
USD 1.0bn, primarily due to higher
allocation of high-quality liquid assets
(HQLA) to
the business divisions.
– Asset Management RWA decreased by USD 0.1bn.
– Personal & Corporate Banking RWA increased by USD 3.3bn, primarily due to higher HQLA and higher RWA on loans and loan commitments.
–
Global
Wealth
Management
RWA
increased
by
USD 1.3bn,
mainly
reflecting
higher
HQLA
and
increases
in
equity
holdings, partly offset by lower RWA from loans and loan commitments.
–
Investment Bank
RWA increased
by USD 0.6bn,
mainly due
to increases
in loans
and loan
commitments and higher
RWA
on
securities
financing
transactions,
partly
offset
by
lower
RWA
on
derivatives
reflecting
market-driven
movements, roll-offs and risk mitigation.
Model updates and
other methodology
changes not related
to the implementation
of the final
Basel III standards resulted
in a
RWA decrease
of USD
4.2bn, mainly
reflecting lower
RWA on
Lombard lending,
improvements in
the model
for
concentrated equity
lending, the
establishment of
a new
model for
private equity
subscription loans
in Global
Wealth
Management and an update in loss
given default models for cash and
balances at central banks. These
decreases were
partly offset by increases in RWA following the migration of exposures from Credit Suisse models.
›
Refer to “Credit risk” in the “Risk management and control”
section of this report for more information about credit and counterparty credit risk developments
›
Refer to the 31 December 2025 Pillar 3 Report, available under “Pillar 3 disclosures” at ubs.com/investors , for more information about credit and counterparty credit risk developments
Market risk
Market risk
RWA
decreased by
USD 3.4bn to
USD 23.8bn as
of 31 December
2025, primarily
driven by
a decrease
of
USD 9.9bn
due
to
asset
size
and
other
movements
in
the
Investment
Bank’s Global
Markets
business
and
de-risking
within Non-core
and Legacy, partly offset
by a
USD 6.5bn increase
due to
the implementation
of the
Fundamental Review
of the Trading Book (the FRTB) framework.

Annual Report 2025 |
Risk, capital, liquidity and funding, and balance sheet | Capital management

The final
Basel III standards
on the
minimum capital
requirements for
market risk
from the
BCBS, known
as the
FRTB
framework, entered into force in
Switzerland on 1 January 2025. UBS
currently applies the standardized approach
of the
FRTB framework, in which
minimum market risk capital requirements
are computed on the
basis of three components:
the sensitivities-based method (the SBM), the default risk charge (the DRC) and the residual risk add-on (the RRAO). The
SBM captures the delta, vega and curvature risk of the underlying trading positions, and the DRC captures the jump-to-
default risk in positions subject to equity and credit risk. In addition, positions that may not be adequately capitalized by the SBM
and the
DRC additionally attract
an RRAO
charge. The
new FRTB framework
replaced the value-at-risk
(VaR)-
and stressed VaR-based Basel 2.5 market risk framework.
›
Refer to “Market risk” in the “Risk management and control” section of this report for more information about market risk
developments
›
Refer to the 31 December 2025 Pillar 3 Report, available under “Pillar 3 disclosures” at ubs.com/investors , for more information about market risk developments
Operational risk
Operational risk RWA decreased
by USD 10.0bn
to USD 135.4bn as
of 31 December 2025,
primarily driven by
a decrease
of USD 9.0bn as a result
of the implementation of the
standardized approach for determining
regulatory capital, and a
decrease of USD 1.0bn from asset size and other movements. The allocation methodology for operational risk RWA has been adjusted
to better
reflect the
contributions of
each division
to the
RWA calculation under
the final
Basel III standards.
Under the
revised approach,
allocations are
based on
historical losses
and revenues
in approximate
proportion to
the
weight that these factors have in the standardized approach calculation.
The final
Basel III standards on
the operational
risk capital requirements
entered into force
in Switzerland on
1 January
2025. The standardized approach
is based on the business
indicator component, which is
derived from average revenue-
based indicators
over a
period of
three years,
as well
as the
internal loss
multiplier, which
is derived
from average
historical
operational losses over a period of ten years. The new framework replaced the advanced measurement approach.
›
Refer to “Non-financial risk capital measurement”
in the “Risk management and control”
section of this report for more
information about the standardized approach,
which has been used to measure Group operational risk exposure and calculate
operational risk regulatory capital
Outlook
We expect
model updates
and methodology
changes will
increase credit
and counterparty
credit risk
RWA by
around
USD 2bn during
2026. The
extent and
timing of
RWA changes
may vary
as model
updates are
completed and
receive
regulatory approval, along with changes in the composition of the relevant portfolios.
Risk-weighted assets, by business division and Group Items
USD bn
Global Wealth
Management
Personal &
Corporate
Banking
Asset
Management
Investment
Bank
Non-core and
Legacy
Group
Items
Total
RWA
31.12.25
Credit and counterparty credit risk
1
99.3
130.3
6.9
55.1
3.8
4.6
299.9
Non-counterparty-related risk
2
7.2
2.9
0.8
4.6
0.2
18.6
34.3
Market risk
0.5
0.0
22.4
0.9
0.0
23.8
Operational risk
59.4
17.2
6.1
25.4
24.0
3.3
135.4
Total
166.4
150.4
13.8
107.4
28.8
26.5
493.4
31.12.24
Credit and counterparty credit risk
1
93.6
120.6
7.2
56.2
10.7
3.9
292.2
Non-counterparty-related risk
2
6.4
2.9
0.7
3.6
1.5
18.7
33.7
Market risk
2.7
0.2
0.0
22.1
2.2
0.0
27.2
Operational risk
63.2
19.3
7.2
24.4
27.1
4.2
145.4
Total
165.8
143.0
15.1
106.4
41.4
26.8
498.5
31.12.25 vs 31.12.24
Credit and counterparty credit risk
1
5.7
9.8
(0.3)
(1.2)
(6.9)
0.6
7.8
Non-counterparty-related risk
2
0.8
0.0
0.1
1.0
(1.3)
(0.1)
0.5
Market risk
(2.1)
(0.3)
0.0
0.3
(1.3)
0.0
(3.4)
Operational risk
(3.8)
(2.1)
(1.1)
1.0
(3.1)
(0.8)
(10.0)
Total
0.6
7.4
(1.3)
1.0
(12.6)
(0.3)
(5.1)
1 Includes settlement risk, credit valuation adjustments,
equity and investments in funds exposures in the
banking book, and securitization exposures in the banking
book.
2 Non-counterparty-related risk includes
deferred tax assets recognized
for temporary differences (31 December
2025: USD 18.1bn; 31 December 2024:
USD 18.1bn), as well as
property, equipment, software and other items
(31 December 2025: USD 16.1bn;
31 December 2024: USD 15.7bn).

Annual Report 2025 |
Risk, capital, liquidity and funding, and balance sheet | Capital management

Leverage ratio denominator
LRD development in 2025
During
2025,
the
LRD
increased
by
USD 103.0bn
to
USD 1,622.4bn,
mainly
driven
by
a
USD 110.2bn
increase
from
currency effects and a USD 28.8bn increase as
a result of the implementation of
the final Basel III standards, partly offset
by a USD 36.1bn decrease from asset size and other movements.
Movement in leverage ratio denominator, by key driver
USD bn
LRD as of
31.12.24
Currency
effects
Impact from the
implementation
of final Basel III
standards
Asset size and
other
LRD as of
31.12.25
On-balance sheet exposures (excluding derivatives and securities financing transactions)
1
1,140.6
92.5
(1.9)
26.8
1,258.1
Derivative exposures
132.0
5.0
37.5
(23.2)
151.2
Securities financing transaction exposures
177.1
8.0
(0.2)
(36.7)
148.2
Off-balance sheet items
1
69.8
4.7
(6.5)
(3.0)
64.9
Total exposures
1,519.5
110.2
28.8
(36.1)
1,622.4
1 From the first quarter of 2025 onward, we
have included the assets deducted from tier
1 capital items in On-balance sheet exposures
and Off-balance sheet items. Comparative-period information has been amended to reflect
the disclosure
format changes
for the
new final
Basel III
standards. Refer
to the
UBS Group
Annual Report
2024, available
under “Annual
reporting” at
ubs.com/investors,
for more
information about
previously published disclosure.
The
impact
from
the
implementation
of
the
final
Basel III
standards
on
the
LRD
was
an
increase
of
USD 28.8bn.
In
Switzerland, the amendments to the CAO that incorporate the final Basel III standards into Swiss law entered into force
on 1 January
2025. The
increase was
mainly in
derivatives, as
a result
of the
standardized approach
for counterparty
credit risk, including the application of the
prescribed 1.4× multiplier to address risks,
for example wrong-way risk, that
are not
directly captured
in the
framework. This was
partly offset
by decreases
in off-balance
sheet positions resulting
from a
change to
credit conversion
factors and
on-balance sheet
exposures due
to an
alignment of
the consolidation
scope between RWA and LRD.
Asset size and other movements resulted in a USD 36.1bn decrease in the LRD.
On-balance sheet
exposures (excluding
derivatives and securities
financing transactions)
increased by USD 26.8bn,
mainly
due to
increases in
high-quality liquid
asset portfolio
securities, increases
in lending
assets driven
by positive
net new
loans, mainly in Global
Wealth Management,
and higher trading assets reflecting
higher inventory held to
hedge client
positions, as well as market-driven increases in the
Investment Bank. These increases were partly offset by
a decrease in
cash and balances at central banks.
Derivatives exposures decreased by USD 23.2bn, mainly due to roll-offs of foreign currency contracts and higher netting in the Investment Bank. There was also a decrease from unwinding activities in Non-core and Legacy.
Securities
financing
transaction
exposures
decreased
by
USD 36.7bn,
mainly
reflecting
roll-offs
of
cash
reinvestment
trades in
Group Treasury,
partly offset
by an
increase in
brokerage receivables
mainly reflecting
higher
levels of
client
activity in the Investment Bank.
Off-balance sheet items exposures decreased by USD 3.0bn, mainly driven by a decrease in commitments.
›
Refer to the “Balance sheet and off-balance sheet” section of this report for more information about balance sheet and off-
balance sheet movements

Annual Report 2025 |
Risk, capital, liquidity and funding, and balance sheet | Capital management

Leverage ratio denominator, by business division and Group Items
USD bn
Global Wealth
Management
Personal &
Corporate
Banking
Asset
Management
Investment
Bank
Non-core and
Legacy Group Items
Total
31.12.25
On-balance sheet exposures (excluding derivatives and securities financing transactions)
1
514.0
441.8
5.0
272.1
12.3
12.9
1,258.1
Derivative exposures
26.7
6.1
0.0
115.2
3.0
0.1
151.2
Securities financing transaction exposures
49.8
36.3
0.1
58.7
3.5
0.0
148.2
Off-balance sheet items
1
17.6
29.9
0.1
16.8
0.3
0.3
64.9
Total exposures
608.0
514.0
5.2
462.9
19.1
13.3
1,622.4
31.12.24
On-balance sheet exposures (excluding derivatives and securities financing transactions)
1
474.7
397.5
4.2
211.5
39.9
12.8
1,140.6
Derivative exposures
11.9
5.6
0.0
104.6
9.5
0.4
132.0
Securities financing transaction exposures
71.6
44.8
0.1
59.2
2.3
(0.9)
177.1
Off-balance sheet items
1
18.4
30.9
0.1
18.2
1.8
0.2
69.8
Total exposures
576.6
478.9
4.5
393.5
53.5
12.5
1,519.5
31.12.25 vs 31.12.24
On-balance sheet exposures (excluding derivatives and securities financing transactions)
39.3
44.2
0.8
60.7
(27.6)
0.1
117.5
Derivative exposures
14.9
0.5
0.0
10.7
(6.5)
(0.3)
19.2
Securities financing transaction exposures
(21.8)
(8.5)
0.0
(0.6)
1.2
0.9
(28.9)
Off-balance sheet items
(0.9)
(1.1)
(0.1)
(1.4)
(1.5)
0.1
(4.8)
Total exposures
31.5
35.1
0.7
69.4
(34.4)
0.7
103.0
1 From the first quarter of 2025 onward, we
have included the assets deducted from tier
1 capital items in On-balance sheet exposures
and Off-balance sheet items. Comparative-period information has been amended to reflect
the disclosure
format changes
for the
new final
Basel III
standards. Refer
to the
UBS Group
Annual Report
2024, available
under “Annual
reporting” at
ubs.com/investors,
for more
information about
previously published disclosure.
Equity attribution
Under
our
equity
attribution
framework,
tangible
equity
is
attributed
based
on
equally
weighted
average
RWA
and
average LRD, which both include resource allocations from our Group functions to the business divisions. Average RWA and LRD are converted to CET1 capital equivalents using target capital ratios. If the attributed tangible equity calculated under the weighted-driver approach is less than the
CET1 capital equivalent of risk-based capital (RBC) for any
business
division, the CET1 capital equivalent of RBC is used as a
floor for that business division. In 2025 and 2024, the floor was
applicable for Asset Management and Non-core and Legacy.
In addition to tangible equity, we allocate equity to the business divisions to support goodwill and intangible assets. We also allocate to
the business divisions
attributed equity related
to CET1
capital deduction items
that are attributable
to
divisional activities, such
as compensation-related components
or expected losses
on the advanced
internal ratings-based
portfolio less provisions.
We attribute all
remaining capital deduction
items to Group
Items. These primarily
include equity
related to deferred tax assets, accruals for shareholder returns, and unrealized gains / losses from cash flow hedges.
›
Refer to the “Balance sheet and off-balance sheet” section of this report for more information about movements in equity
attributable to shareholders
Average attributed equity
For the year ended
USD bn 31.12.25 31.12.24
Global Wealth Management
34.2
33.3
Personal & Corporate Banking
21.4
21.6
Asset Management
2.5
2.7
Investment Bank
18.4
17.1
Non-core and Legacy
5.4
9.5
Group Items
1
6.7
1.1
Average equity attributed to business divisions and Group Items
88.5
85.2
1 Includes average attributed equity related to capital deduction items for deferred tax assets, accruals for shareholder returns and unrealized gains / losses from cash flow hedges.

Annual Report 2025 |
Risk, capital, liquidity and funding, and balance sheet | Liquidity and funding management

Liquidity and funding management
We
manage the
structural risks
of our
balance sheet,
including interest
rate risk,
structural foreign
exchange risk
and
collateral
risk,
as
well
as
liquidity
and
funding
risk.
This
section
provides
information
about
liquidity
and
funding
governance, stress testing, management, contingency planning, and regulatory requirements.
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
liquidity and funding risk using
internal
and
regulatory
models
and
metrics.
We
define
and
implement
internal
stress
testing
across
different
time
horizons, scenarios
and currencies
to ensure
we have
sufficient liquidity
and funding,
while remaining
compliant with
regulatory
liquidity
and funding
requirements.
Our
liquidity and
funding strategy
is proposed
by Group
Treasury
and
approved by the Group
Asset and Liability Committee (the
Group ALCO), which is
a committee of the Group
Executive
Board (the GEB) and is overseen by the Board of Directors (the BoD).
Liquidity and funding
limits and other
constraints (including early-warning
indicators) are set
at Group and,
where
appropriate, at
legal entity
and business-division
levels. Key
limits (which
are under
the authority
of the
BoD) and
constraints linked to these limits are reviewed and reconfirmed at least once a year by the BoD, the GEB, the Group
ALCO,
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
for more information
Group
Treasury
monitors
and
oversees
the
implementation
and
execution
of
our
liquidity
and
funding
strategy
and
manages liquidity and funding risk within the
limits and other relevant constraints, thereby adhering
to the internal risk
appetite and regulatory requirements. Group Treasury manages our stock of high-quality liquid assets (HQLA), including our
operational
cash
position,
and
our
short-
and
long-term
debt
issuances.
To
safeguard
our
liquidity
and
funding
position in times
of stress, Group
Treasury maintains a
Contingency Funding Plan
and contributes to
plans for recovery
and resolution,
defining crisis
management processes
throughout the
crisis continuum.
Group Treasury
reports on
the
Group’s liquidity and funding
status and position, at
least monthly, to the
Group ALCO and the
Risk Committee of the
BoD, with more frequent reporting in times of stress.
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
Group Treasury
maintains a
diversified, high-quality
pool of unencumbered
liquid assets
under Treasury control.
The liquid
asset portfolio is managed dynamically, in order
to remain at all times within the internal
risk appetite and other relevant
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

Annual Report 2025 |
Risk, capital, liquidity and funding, and balance sheet | Liquidity and funding management

Idiosyncratic scenario
In this three-month
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
›
Refer to the “Balance sheet and off-balance sheet” section of this report for more information about the development of our
short- and long-term debt during 2025
Global Wealth Management and
Personal & Corporate
Banking provide significant,
cost-efficient and stable
sources of
funding.
These
include
deposits
and
debt
issued
through
the
Swiss
central
mortgage
institution
(Pfandbriefbank
schweizerischer Hypothekarinstitute
AG) and UBS’s
covered bond
programs, which
use a portion
of our
portfolio of
Swiss
residential mortgages
as collateral to
generate long-term
funding. In addition,
we have several
short-, medium- and
long-
term funding programs
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
global liquidity
and funding framework
to govern
the liquidity management
of our branches
and subsidiaries.
Group Treasury
meets internal demands for funding by channeling funds from entities generating surplus cash to those in need of financing, considering existing transfer restrictions.
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
strategy
and
business
model,
its
franchise
value
and
competitive
position,
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
derivative positions and other
obligations. Based on our
credit ratings as of 31 December 2025, in the event of a one-notch reduction in our long-term credit ratings, we would
have been required
to provide USD 0.3bn
in cash or
other collateral. In
the event of
a two-notch reduction,
it would have
been
USD 0.6bn
and
for
a
three-notch
downgrade,
USD 0.9bn.
In
the
two-
and
three-notch
scenarios
the
collateral
requirements predominantly relate to OTC derivative positions.
During 2025,
rating agencies
took the
following actions regarding
UBS Group
AG’s ratings:
Moody’s Investors
Service
Limited (Moody’s) upgraded
its long-term senior
unsecured debt rating
to A2 from
A3 and changed
the outlook to
stable
from developing. Fitch
Ratings Ireland Limited
(Fitch) changed the
outlook on the
Long-Term Issuer Default
Rating of UBS
Group AG to
Positive from Stable.
Additionally, Moody’s changed the
outlook on the
long-term senior unsecured debt
ratings of
UBS AG from
negative to
stable, and
Fitch changed
the Outlook
on Long-Term
Issuer Default
Ratings of
UBS AG
to Positive from Stable.
›
Refer to “Liquidity and funding management are critical to UBS’s ongoing performance” in the “Risk factors” section of this report for more information

Annual Report 2025 |
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
HQLA. On this
basis, USD 51.8bn of
assets were excluded from
our daily average UBS
Group HQLA for the
fourth quarter of
2025. Amounts held in
excess
of
local
liquidity
requirements
that
are
not
subject
to
other
restrictions
are
generally
available
for
transfer
within
the
Group.
Consistent
with
the
standards
set
by
the
Basel
Committee
on
Banking
Supervision
(the
BCBS),
the
Swiss
Liquidity
Ordinance requires
Swiss banks
to maintain
a minimum
LCR requirement
of at
least 100%
at all
times. In
a period
of
financial stress, the Swiss Financial Market
Supervisory Authority (FINMA) may permit
banks to use their HQLA and
allow
their LCR to
temporarily fall below the
minimum threshold. We monitor
the LCR in all
significant currencies in order
to
manage any currency mismatches between HQLA and the net expected cash outflows in times of stress.
Our daily
average LCR
for the
fourth quarter
of 2025
was 182.6%,
compared with
188.4% in
the fourth
quarter of
2024, remaining above the prudential requirement communicated by FINMA.
The decrease
in the
average LCR
was primarily
driven by
a USD 5.7bn
increase in
net cash
outflows, to
USD 181.7bn,
mainly attributable
to higher
outflows from
customer deposits,
partly offset
by higher
net inflows
from securities
financing
transactions. Group HQLA were broadly stable at USD 331.6bn.
›
Refer to the 31 December 2025 Pillar 3 Report, available under “Pillar 3 disclosures” at ubs.com/investors , for more information about the LCR
›
Refer to the “Significant regulated subsidiary and sub-group information”
section of this report
for more information about the
LCR of UBS AG and UBS Switzerland AG
Liquidity coverage ratio
USD bn, except where indicated Average 4Q25
1
Average 4Q24
1
High-quality liquid assets 331.6 331.5
Total net cash outflows
2
181.7 176.0
Liquidity coverage ratio (%)
3
182.6 188.4
1 Calculated based on an average of 64 data points
in the fourth quarter of 2025 and 64 data points in the fourth quarter of 2024.
2 Represents the net cash outflows expected over a stress period of 30 calendar
days.
3 Calculated after the application of haircuts and inflow and outflow rates, as well as, where applicable, caps on Level 2 assets and cash inflows.
Too-big-to-fail liquidity requirements
UBS Group and the affected legal
entities of the UBS Group remained
compliant throughout 2025 with the too-big-to-
fail (TBTF) liquidity requirements communicated by
FINMA. These additional liquidity requirements consider
liquidity risks
over
a
90-day
time
horizon
that
are
not
covered
or
not
sufficiently
covered
by
the
30-day
LCR
stress
scenario.
The
additional liquidity requirements are
covered by eligible assets,
which include, but are
not limited to, available
HQLA over
and above the LCR requirements.

Annual Report 2025 |
Risk, capital, liquidity and funding, and balance sheet | Liquidity and funding management

Net stable funding ratio
The net stable funding ratio (the NSFR) framework is intended to limit overreliance on short-term wholesale funding, to
encourage a
better assessment
of funding
risk across
all on-
and off-balance
sheet items
and to
promote funding
stability.
The
NSFR
has
two
components:
available
stable
funding
(ASF),
as
numerator,
and
required
stable
funding
(RSF),
as
denominator.
ASF is
the portion
of capital
and liabilities
expected to
be available
over the
period of
one year.
RSF is
a
measure
of
the
stable
funding
requirement
of
assets
and
off-balance
sheet
exposures
based
on
their
maturity,
encumbrance and
other characteristics.
Both the
Swiss Liquidity
Ordinance and
the BCBS
NSFR regulatory
framework
require a ratio of at least 100% at all times.
As of 31 December 2025, the
NSFR of the UBS Group
decreased 9.5 percentage points to 116.1%,
remaining above the
prudential requirement communicated by FINMA.
ASF
increased
by
USD 25.2bn
to
USD 882.0bn,
predominantly
reflecting
higher
customer
deposits,
largely
due
to
currency effects.
RSF increased
by USD 77.3bn
to USD 759.8bn,
mainly driven
by higher
lending assets,
largely due
to currency
effects,
and higher
trading assets,
partly offset
by decreases
in derivatives
and cash
collateral receivables
on derivative
instruments.
›
Refer to the 31 December 2025 Pillar 3 Report, available under “Pillar 3 disclosures” at ubs.com/investors , for more information about the NSFR
›
Refer to the “Significant regulated subsidiary and sub-group information”
section of this report
for more information about the
NSFR of UBS AG and UBS Switzerland AG
Net stable funding ratio
USD bn, except where indicated 31.12.25 31.12.24
Available stable funding (ASF)
882.0
856.8
Required stable funding (RSF)
759.8
682.5
Net stable funding ratio (%) 116.1 125.5
Balance sheet and off-balance sheet
The
balances
disclosed
in
this
section
represent
year-end
positions,
unless
indicated
otherwise.
Intra-period
balances
fluctuate in the ordinary course of business and may differ from year-end positions. Refer to the “Consolidated financial statements” section of this report for more information about the development of our financial position.
Balance sheet
Balance sheet assets
As
of
31 December
2025,
balance
sheet
assets
totaled
USD 1,617.4bn,
an
increase
of
USD 52.4bn
compared
with
31 December 2024.
Lending assets increased by USD 74.6bn, primarily driven by currency effects of approximately USD 59.4bn and positive
net new loans, mainly
in Global Wealth Management. Other
financial assets measured at fair
value and Other financial
assets measured at amortized cost
increased by USD 23.7bn and USD 13.1bn,
respectively, primarily reflecting purchases
of securities
in our
high-quality liquid
asset (HQLA)
portfolio and
currency effects.
Trading assets
increased by
USD 15.6bn,
mainly in the
Investment Bank, due
to an increase
in inventory held
to hedge client
positions, as well
as market-driven
increases. Brokerage receivables increased by USD 9.7bn, primarily reflecting higher levels of client activity.
These increases were
partly offset by
a decrease of
USD 40.2bn in Derivatives
and cash collateral
receivables on derivative
instruments, mainly in
the Investment Bank.
The decrease was
driven by foreign
currency contracts, mainly
due to roll-
offs, partly offset by an increase in equity contracts, reflecting market-driven increases. In addition, there was a decrease
from
unwinding
activities
in
Non-core
and
Legacy.
Securities
financing
transactions
at
amortized
cost
decreased
by
USD 34.6bn, mainly reflecting
roll-offs of cash reinvestment
trades in Group
Treasury. Cash and
balances at central
banks
decreased by USD 13.4bn, primarily
due to outflows from
purchases of securities in
our HQLA portfolio, net
redemptions
and the
repurchase of
long-term debt
issued measured
at amortized
cost, higher
lending activity
levels, and
net new
customer deposit
outflows, partly
offset by
inflows from
net roll-offs
of securities
financing transactions
measured at
amortized cost and also by currency effects.
›
Refer to “Note 22 Restricted and transferred financial assets” in the “Consolidated financial statements”
section of this report and
to the 31 December 2025 Pillar 3 Report, available under “Pillar 3 disclosures” at ubs.com/investors , for more information about on- and off-balance sheet assets that are pledged, restricted or unencumbered

Annual Report 2025 |
Risk, capital, liquidity and funding, and balance sheet | Balance sheet and off-balance sheet

Assets
As of % change from
USD bn 31.12.25 31.12.24 31.12.24
Cash and balances at central banks
209.9
223.3
(6)
Lending
1
673.5
598.9
12
Securities financing transactions at amortized cost
83.7
118.3
(29)
Trading assets
174.7
159.1
10
Derivatives and cash collateral receivables on derivative instruments
189.3
229.5
(18)
Brokerage receivables
35.6
25.9
38
Other financial assets measured at amortized cost
71.9
58.8
22
Other financial assets measured at fair value
2
121.4
97.7
24
Non-financial assets
57.5
53.6
7
Total assets
1,617.4
1,565.0
3
1 Consists of Loans and advances to customers and Amounts due from banks.
2 Consists of Financial assets at fair value not held for trading and Financial assets measured at fair value through other comprehensive
income.
Balance sheet liabilities
Total
liabilities as of 31 December 2025 were
USD 1,526.9bn, an increase of USD 47.4bn compared
with 31 December
2024.
Customer
deposits
increased
by
USD 42.6bn,
primarily
reflecting
currency
effects,
partly
offset
by
net
new
deposit
outflows, mainly
in Global
Wealth Management.
Trading liabilities
increased by
USD 18.5bn, mainly
in the
Investment
Bank,
due
to
an
increase
in
inventory
held
to
hedge
client
positions,
as
well
as
market-driven
increases.
Brokerage
payables increased by USD 13.2bn, primarily reflecting higher levels of client activity.
These increases were partly offset by a
decrease of USD 25.6bn in Derivatives and cash
collateral payables on derivative
instruments, mainly reflecting the same drivers as on the asset side.
Equity
Equity attributable to shareholders increased by USD 5,134m to USD 90,213m as of 31 December 2025.
The
increase
of
USD 5,134m
was
mainly
driven
by
total
comprehensive
income
attributable
to
shareholders
of
USD 11,998m, reflecting net
profit of USD 7,767m
and other comprehensive
income (OCI)
of USD 4,231m. OCI
primarily
included OCI
related to
foreign currency
translation of
USD 3,333m and
cash flow
hedge OCI
of USD 1,295m,
partly
offset by negative
own credit OCI
of USD 499m. In
addition, deferred share-based
compensation awards of
USD 1,107m
were expensed in the income statement, increasing share premium.
These
increases
were
partly
offset
by
net
treasury
share
activity,
which
reduced
equity
by
USD 5,169m.
This
was
predominantly
due
to
share
repurchases
with
an
acquisition
cost
of
USD 3,000m
under
our
2024
and
2025
share
repurchase programs
and the
purchasing of
USD 2,365m of
shares in
relation to
employee share-based
compensation
plans.
In
addition,
distributions
to
shareholders
reduced
equity
by
USD 2,866m,
reflecting
a
dividend
payment
of
USD 0.90 per share for the 2024 financial year.
In the second quarter of 2025, we
canceled 120,506,008 shares purchased under our 2022 share
repurchase program,
as
approved
by
the
shareholders
at
the
2025
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
“Capital management” section of this report for more information about the effects of OCI on common equity tier 1 capital
›
Refer to the “UBS shares” section of this report for more information about our share repurchase programs

Annual Report 2025 |
Risk, capital, liquidity and funding, and balance sheet | Balance sheet and off-balance sheet

Liabilities and equity
As of % change from
USD bn 31.12.25 31.12.24 31.12.24
Short-term borrowings
1,2
58.3
53.9
8
Securities financing transactions at amortized cost
16.2
14.8
9
Customer deposits
788.4
745.8
6
Debt issued designated at fair value and long-term debt issued measured at amortized cost
2
294.6
291.6
1
Trading liabilities
53.7
35.2
52
Derivatives and cash collateral payables on derivative instruments
190.5
216.1
(12)
Brokerage payables
62.2
49.0
27
Other financial liabilities measured at amortized cost
15.9
21.0
(25)
Other financial liabilities designated at fair value
28.2
28.7
(2)
Non-financial liabilities
19.0
23.2
(18)
Total liabilities
1,526.9
1,479.5
3
Share capital
0.3
0.3
(3)
Share premium
9.2
12.0
(23)
Treasury shares
(7.9)
(6.4)
23
Retained earnings
82.7
78.0
6
Other comprehensive income
3
5.8
1.1
434
Total equity attributable to shareholders
90.2
85.1
6
Equity attributable to non-controlling interests
0.3
0.5
(45)
Total equity
90.5
85.6
6
Total liabilities and equity
1,617.4
1,565.0
3
1 Consists of short-term debt issued measured at amortized cost and Amounts due to banks, which includes amounts due to central banks.
2 The classification of debt issued measured at amortized cost into short-
term and long-term is
based on original contractual
maturity and therefore long-term
debt also includes debt
with a remaining time
to maturity of less
than one year.
This classification does
not consider any early
redemption features.
3 Excludes other comprehensive income related to defined benefit plans and own credit, which is recorded directly in Retained earnings.

Annual Report 2025 |
Risk, capital, liquidity and funding, and balance sheet | Balance sheet and off-balance sheet

Liabilities, by product and currency
USD equivalent
All currencies of which: USD of which: CHF of which: EUR
USD bn 31.12.25 31.12.24 31.12.25 31.12.24 31.12.25 31.12.24 31.12.25 31.12.24
Short-term borrowings 58.3 53.9 25.6 22.5 5.8 5.7 13.5 11.7
of which: amounts due to banks 24.4 23.3 7.2 8.1 5.2 5.4 3.8 3.1 of which: short-term debt issued
1,2
33.9 30.5 18.4 14.5 0.6 0.3 9.7 8.6
Securities financing transactions at amortized cost 16.2 14.8 8.6 7.9 5.8 3.8 0.8 2.9
Customer deposits 788.4 745.8 301.6 310.3 341.4 297.2 74.7 71.1 of which: demand deposits 259.4 221.8 52.8 54.0 139.1 107.8 36.2 32.8 of which: retail savings / deposits 230.8 182.3 38.1 34.9 187.5 143.3 5.1 4.0 of which: sweep deposits 41.5 41.9 41.5 41.9 0.0 0.0 0.0 0.0 of which: time deposits 256.8 299.8 169.3 179.4 14.8 46.1 33.4 34.3
Debt issued designated at fair value and long-term debt issued measured at amortized cost
2
294.6 291.6 157.4 165.7 44.1 41.5 71.5 62.1
Trading liabilities 53.7 35.2 20.3 14.4 1.5 1.3 15.5 10.0
Derivatives and cash collateral payables on derivative instruments 190.5 216.1 165.0 182.9 2.9 4.4 13.2 18.0
Brokerage payables 62.2 49.0 49.2 38.1 0.8 0.5 3.4 3.4
Other financial liabilities measured at amortized cost
15.9 21.0 7.0 11.7 3.8 3.7 1.8 2.0
Other financial liabilities designated at fair value 28.2 28.7 3.6 4.1 0.1 0.1 2.3 4.3
Non-financial liabilities 19.0 23.2 9.3 13.0 4.3 4.1 1.5 2.8
Total liabilities 1,526.9 1,479.5 747.6 770.7 410.4 362.3 198.2 188.3
1 Short-term debt issued consists of certificates of deposit, commercial paper, acceptances and promissory notes, and other money market paper.
2 The classification of debt issued measured at amortized cost into short-term and long-term is based
on original contractual maturity,
and therefore long-term debt also
includes debt with a remaining
time to maturity of less
than one year.
This classification does not
consider any
early redemption features.
Off-balance sheet
In the
normal course
of business,
we enter
into transactions
where, pursuant
to IFRS
Accounting Standards,
the maximum
contractual exposure may not be recognized in
whole or in part on our
balance sheet. Therefore, in certain instances
the
amount recognized on the balance sheet does not represent the full gain or loss potential inherent in such transactions.
These transactions include derivative instruments, guarantees, loan commitments and similar arrangements.
The
following
paragraphs
provide
more
information
about
certain
off-balance
sheet
arrangements.
Additional
off-
balance sheet
information is
primarily provided
in Notes 9,
10, 17,
19, 20h,
22 and
27 in
the “Consolidated
financial
statements” section of this report and in the 31 December 2025 Pillar 3 Report, available under “Pillar 3 disclosures” at
ubs.com/investors
.
Guarantees, loan commitments and similar arrangements
We issue various
forms of guarantees,
commitments to
extend credit, standby
and other letters
of credit, forward
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
fail to fulfill
their obligations to
third parties. As
of 31 December 2025,
the net exposure
(i.e. gross values
less
sub-participations)
from
guarantees
and
similar
instruments
was
USD 45.8bn,
compared
with
USD 38.4bn
as
of
31 December 2024.
The increase
of USD 7.4bn
was mainly
driven by
an increase
in sponsored
repo clearing
in Group
Treasury. Fee income from issuing guarantees compared with total net fee and commission income was insignificant for
2025 and 2024.
We also
enter into
commitments to
extend credit
in the
form of
credit lines
available to
secure the
liquidity needs
of
clients.
For
the
majority
of
irrevocable
loan
commitments,
UBS
is
committed
to
provide
credit
at
any
time
within
a
contractual
maturity
period
of
up
to
three
years
from
the
balance
sheet
date,
i.e.
31 December
2025.
During
2025,
Irrevocable loan
commitments increased
by USD 2.5bn,
mainly driven
by currency
effects. Committed
unconditionally
revocable credit lines decreased by USD 26.0bn,
mainly driven by decreases in facilities
provided to clients in Personal &
Corporate Banking
and Global
Wealth Management,
partly offset
by currency
effects. Forward
starting reverse
repurchase
and securities borrowing
agreements decreased by
USD 14.2bn, reflecting a
decrease in levels
of business division
activity
in short-dated securities financing transactions.

Annual Report 2025 |
Risk, capital, liquidity and funding, and balance sheet | Balance sheet and off-balance sheet

Off-balance sheet
As of % change from
USD bn
31.12.25 31.12.24 31.12.24
Guarantees
1,2
45.8
38.4
19
Irrevocable loan commitments
1
82.1
79.6
3
Committed unconditionally revocable credit lines
119.7
145.7
(18)
Forward starting reverse repurchase and securities borrowing agreements
10.7
24.9
(57)
1 Guarantees and irrevocable loan commitments are shown net of sub-participations.
2 Includes guarantees measured at fair value through profit or loss.
If customers fail
to meet their
obligations, our maximum
exposure to credit
risk is generally
the contractual amount
of
these
instruments.
The
risk
is
similar
to
the
risk
involved
in
extending
loan
facilities
and
is
subject
to
the
same
risk
management and control framework.
In 2025, we recognized
net credit loss expenses
of USD 36m related to irrevocable
loan commitments,
guarantees and
other credit
facilities in
the scope
of expected
credit loss
measurement, compared
with net
credit loss releases
of USD 14m
in 2024.
Provisions recognized for
irrevocable loan
commitments, guarantees
and other credit
facilities in the
scope of expected
credit loss measurement
were USD 347m as
of 31 December 2025,
compared with USD 320m as of 31 December 2024.
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
Support provided to non-consolidated investment funds
In 2025, the Group
did not provide material
support, financial or otherwise, to
unconsolidated investment funds when
the Group was not contractually obligated to do so, nor does it currently have an intention to do so.
Clearing house and exchange memberships
We
are
a member
of numerous
securities and
derivative exchanges
and clearing
houses. In
connection with
some of
these memberships, we may be required to pay a share of the financial obligations of another member that defaults, or we may be otherwise exposed to additional
financial obligations. While the membership rules
vary, obligations generally
would arise only if the
exchange or clearing house had
exhausted its resources. We consider the probability of
a material
loss due to such obligations to be remote.
Deposit insurance
Swiss banking law
and the
deposit insurance system
require Swiss
banks and securities
dealers to jointly
guarantee an
amount of
up to
CHF 7.9bn for
privileged client
deposits in
the event
that a
Swiss bank
or securities
dealer becomes
insolvent. As of
31 December 2025, FINMA
estimates our share
in the deposit
insurance system to
be CHF 1.5bn. This
represents a contingent payment obligation and exposes us
to additional risk. As of 31 December 2025,
we considered
the probability of a material loss from our obligations to be remote.
UBS is also subject
to, or is a
member of, other deposit protection
schemes in other countries. However,
no contingent
payment obligation existed as of 31 December 2025 from any other material scheme.
Material cash requirements
The Group’s material cash requirements as of 31 December 2025 are represented by the residual
contractual maturities
for non-derivative and non-trading
financial liabilities included in
the table presented
in “Note 23b Maturity
analysis of
financial liabilities on an undiscounted basis” in the “Consolidated financial statements” section of this report. Included in
the
table
are
Debt
issued
measured
at
amortized
cost
(USD 257.6bn)
and
Debt
issued
designated
at
fair
value
(USD 134.4bn). The amounts represent estimated future interest and principal payments on an undiscounted basis.
In the normal course of business, we also issue or enter into various forms of guarantees, irrevocable loan commitments
and
other
similar
arrangements
that
may
result
in
an
outflow
of
cash
in
the
future.
The
maturity
profile
of
these
obligations, which are presented off-balance sheet, are included in “Note 23b Maturity analysis of financial liabilities on
an undiscounted
basis” in
the “Consolidated
financial statements”
section of
this report.
Refer to
“Guarantees, loan
commitments and similar arrangements” in this section for more information.

Annual Report 2025 |
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
As of
31 December 2025,
cash and
cash equivalents
totaled USD 231.4bn,
a decrease
of USD 12.7bn
compared with
31 December 2024,
driven by
net cash outflows
used in
investing and
financing activities.
These effects were
partly offset
by net cash
inflows from operating
activities and USD 19.1bn
of positive foreign
currency effects,
largely reflecting the
weakening of the US dollar against the Swiss franc in 2025.
Operating activities
Net cash inflows
from operating activities
were USD 21.9bn in
2025, compared with
USD 3.3bn in 2024.
The net positive
change in operating assets
and liabilities of USD 21.7bn
was mainly driven by
a USD 40.5bn decrease in
receivables from
securities financing transactions
measured at
amortized cost and
a USD 25.2bn
positive change in
financial assets and
liabilities at fair
value held for
trading and derivative
financial instruments. These effects
were partly offset
by outflows
of USD 16.3bn on
loans and advances to
customers, a USD 13.4bn
negative change in financial
assets and liabilities at
fair value not held for trading and other financial assets and liabilities, and outflows of USD 12.9bn due to a decrease in
customer deposits. Non-cash items included in net profit and other adjustments are mainly to remove the net impact of non-cash effects on the balance sheet, such as foreign currency effects.
Investing activities
Investing activities resulted in net
cash outflows of USD 22.8bn in 2025,
compared with USD 0.7bn of net
cash inflows
in 2024, primarily
reflecting USD 11.5bn of
net cash outflows
from financial assets
measured at fair
value and USD 9.8bn
of net cash outflows from debt securities measured at amortized cost, both largely reflecting net purchases of securities in our HQLA portfolio.
Financing activities
Financing
activities
resulted
in net
cash outflows
of USD
30.9bn
in 2025,
compared
with USD
84.2bn
in 2024,
mainly
driven
by a USD 23.1bn
net repayment
of debt issued
designated
at fair value and
long-term debt
issued measured
at amortized
cost, USD 5.2bn of net cash used to purchase treasury shares, and a dividend distribution to shareholders of USD
2.9bn.
These
effects
were
partly
offset
by inflows
of
USD 1.7bn
from net
issuances
of short-term
debt
issued
measured
at amortized
cost.
›
Refer to “Primary financial statements and share information” in the “Consolidated financial statements” section of this report for
more information about cash flows
Statement of cash flows (condensed)
For the year ended
USD bn 31.12.25 31.12.24
Net cash flow from / (used in) operating activities 21.9 3.3
Net cash flow from / (used in) investing activities (22.8) 0.7
Net cash flow from / (used in) financing activities (30.9) (84.2)
Effects of exchange rate differences on cash and cash equivalents
19.1 (15.9)
Net increase / (decrease) in cash and cash equivalents
(12.7) (96.1)
Cash and cash equivalents at the end of the year
231.4 244.1

Annual Report 2025 |
Risk, capital, liquidity and funding, and balance sheet | Currency management

Currency management
Strategy, objectives and governance
Group Treasury focuses on three main areas of currency risk management: (i) currency-matched funding and hedging of non-US-dollar net investments; (ii) the sell-down
of foreign currency profits and losses under IFRS
Accounting Standards;
and
(iii) selective
hedging
of
expected
non-US-dollar
profits
and
losses
to
further
mitigate
the
effect
of
structural
imbalances in the balance sheet.
Currency-matched funding and hedging of non-US-dollar net investments
For monetary balance sheet items
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
›
Refer to “Note 1 Summary of material accounting policies” and “Note 24 Hedge accounting” in the “Consolidated financial
statements” section of this report for more information
›
Refer to the “Capital management” section of this report for more information about our active management of sensitivity to
currency movements and the effect thereof on our key ratios
Sell-down of non-US-dollar profits and losses
Income
statement items
of Group
entities with
a
functional currency
other
than the
US
dollar are
translated into
US
dollars at average
exchange rates. To
reduce the
profit-and-loss volatility
from the
translation of previously
recognized
earnings in
foreign currencies, Group
Treasury centralizes the profits and
losses (under
IFRS Accounting
Standards) arising
in UBS AG
and its
branches and
sells or
buys the
profit or
loss for
US dollars
on a
monthly basis.
UBS Group AG and
UBS AG
subsidiaries
follow
a
similar
monthly
sell-down
process
into
their
own
functional
currencies.
The
equity
in
subsidiaries and branches with a
functional currency other than
the US dollar is integrated
and managed as part of
the
UBS Group’s net investment hedge accounting program.
Hedging of expected non-US-dollar profits and losses
Although UBS did not
have hedges for expected
future profits and
losses in place as
of 31 December 2025, the
Group
Asset and
Liability Committee
may at
any time
instruct Group
Treasury
to execute
hedges to
protect expected
future
profits and losses in foreign currencies against potential adverse movements of foreign exchange rates.
Dividend distribution
UBS Group AG declares
dividends in US dollars. Shareholders holding
shares through SIX SIS AG will receive dividends in
Swiss francs, based
on a published
exchange rate calculated
up to five
decimal places, on
the day prior
to the ex-dividend
date. Shareholders holding shares through DTC or Computershare will be paid dividends in US dollars.
›
Refer to the UBS Group AG Standalone financial statements and regulatory information for the year ended 31 December 2025,
available under “Holding company and significant regulated subsidiaries and sub-groups”
at
ubs.com/investors , for more
information about the proposed dividend distribution of UBS Group AG for the 2025 financial year

Annual Report 2025 |
Risk, capital, liquidity and funding, and balance sheet | UBS shares

UBS shares
UBS Group AG shares
Audited |
As
of
31 December 2025,
equity
attributable to
shareholders under
IFRS
Accounting Standards
amounted
to
USD
90,213
m, represented
by
3,341,581,714
shares issued.
Shares issued
decreased
by
120,506,008
shares in
2025 as
the
shares acquired
under our 2022
share repurchase
program were canceled
by means of
a capital
reduction,
as approved by
shareholders
at the 2025
Annual General
Meeting (the
AGM).
Each share has
a nominal value
of USD
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
As of or for the year ended % change from
31.12.25 31.12.24 31.12.24
Shares issued 3,341,581,714 3,462,087,722 (3)
Treasury shares
1
249,882,523 287,262,471 (13)
of which: related to share repurchase program 2022 120,506,008 of which: related to share repurchase program 2024 63,776,550 32,962,298 93 of which: related to share repurchase program 2025 52,582,575
Shares outstanding 3,091,699,191 3,174,825,251 (3)
Basic earnings per share (USD)
2
2.46 1.59 55
Diluted earnings per share (USD)
2
2.36 1.52 56
Equity attributable to shareholders (USD m) 90,213 85,079 6
Less: goodwill and intangible assets (USD m) 6,948 6,887 1
Tangible equity attributable to shareholders (USD m) 83,265 78,192 6
Ordinary cash dividends per share (USD)
3,4
1.10 0.90 22
Total book value per share (USD) 29.18 26.80 9
Tangible book value per share (USD) 26.93 24.63 9
Share price (USD)
5
46.61 30.54 53
Market capitalization (USD m)
6
155,760 105,719 47
1 Based on a settlement date view.
2 Refer to “Share information and earnings per share” in the “Consolidated financial statements” section of this report for more information.
3 Dividends and / or distributions
out of the capital contribution reserve
are normally approved and paid in
the year subsequent to the reporting
period.
4 Refer to the “Statement of
proposed appropriation of total profit and
dividend distribution
out of total profit and capital
contribution reserve” section of the
UBS Group AG Standalone financial
statements and regulatory information for
the year ended 31 December 2025
report, available under “Holding
company and significant
regulated subsidiaries and
sub-groups” at ubs.com/investors,
for more information.
5 Represents the
share price as
listed on the
SIX Swiss Exchange,
translated to US
dollars using the
closing exchange rate as of the respective date.
6 The calculation of market capitalization reflects total shares issued multiplied by the share price at the end of the period.
Holding of UBS Group AG shares
Group Treasury
holds UBS Group AG shares to hedge future share delivery obligations related to employee share-based compensation awards, and also holds
shares purchased under share repurchase programs. As of
31 December 2025, we
held a total of 249,882,523 treasury shares (31 December 2024: 287,262,471).
Our 2022 share repurchase program was concluded on 28 March 2024.
The shares acquired under this program totaled
121 million as
of 31 December 2024
for a total
acquisition cost of
USD 2,277m (CHF 2,138m). The
121 million shares
were canceled by means of a capital reduction in 2025 as approved by shareholders at the 2025 AGM.
On 3 April 2024, we launched a 2024 share repurchase program of up to USD 2bn over two years, which concluded on
23 May 2025. Shares acquired
under this program totaled
64 million as of 31 December
2025 for a total acquisition
cost
of USD 2,000m
(CHF 1,739m). Those
64 million
shares will
be canceled
by means
of a
capital reduction,
pending approval
by the shareholders at a future AGM.
On
1 July
2025,
we
launched
a
new,
2025
share
repurchase
program
to
repurchase
up
to
USD 2bn
shares,
which
concluded on 20 November 2025. Shares acquired under this program totaled 53 million as of 31 December 2025 for a total
acquisition
cost
of
USD 2,000m
(CHF 1,602m).
Those
53
million
shares
will
be
canceled
by
means
of
a
capital
reduction, pending approval by the shareholders at a future AGM.
On 4 February
2026, we
launched a
share repurchase
program of
up to
USD 3bn of
shares. The
program started
on
5 February 2026 and will end at the latest on 4 February 2028 or earlier if either the maximum amount of USD 3bn has been reached or 10% of the registered share capital has been repurchased. We intend to repurchase USD 3bn of shares in 2026
with the
aim to
do more.
The amount
of additional
repurchases is
subject to further
clarity around the
future
regulatory
regime
in
Switzerland,
our
financial
performance
and
maintaining
a
common
equity
tier 1
capital
ratio
of
around 14%.
Beyond 2026,
we
intend to
continue to
pursue share
repurchases that
will be
calibrated based
on our
financial results, our capital ratio and the final outcome and timing of the implementation of the new regulatory regime in Switzerland.

Annual Report 2025 |
Risk, capital, liquidity and funding, and balance sheet | UBS shares

Treasury
shares
held
to
hedge
our
share
delivery
obligations
related
to
employee
share-based
compensation
awards
totaled 133 million shares as of 31 December 2025 (31 December 2024: 133 million). Share delivery obligations related
to employee share-based
compensation awards totaled
159 million shares as
of 31 December 2025
(31 December 2024:
183
million)
and
are
calculated
on
the
basis
of
undistributed
notional
share
awards,
taking
applicable
performance
conditions into account. Treasury
shares held are delivered
to employees at exercise
or vesting. As of 31 December
2025,
up
to
122
million UBS Group AG
shares
(31 December 2024:
122
million) could
have been
issued out
of
conditional
capital to satisfy share delivery obligations of any future employee share option programs or similar awards.
The Investment Bank
also holds a
limited number of
UBS Group AG shares,
primarily in its
capacity as a
market-maker
with regard to UBS Group AG shares and related derivatives, and to hedge certain issued structured debt instruments.
The
table
below
outlines
the
market
purchases
of
UBS Group
AG
shares
by
Group
Treasury.
It
does
not
include
the
activities of the Investment Bank.
Treasury share
purchases
Share repurchase programs
1
Other treasury shares purchased
2
Month of purchase
3
Number of shares
Average price
in USD
Remaining volume of
2024 share repurchase
program in USD m
at month-end
Remaining volume of
2025 share repurchase
program in USD m
at month-end Number of shares
Average price
in USD
January 2025 1,000
February 2025 5,345,315 33.81 819
March 2025 9,670,074 33.59 494 12,000,000 32.73
April 2025 5,301,742 29.32 339
May 2025 10,497,121 32.29 0
June 2025 7,220,334 31.89
July 2025 19,604,593 36.50 1,284
August 2025 9,779,206 38.90 904 4,669,630 40.06
September 2025 904 12,323,620 41.11
October 2025 16,045,575 39.21 275
November 2025 7,153,201 38.42 0 1,106,608 38.29
December 2025 8,893,392 40.98
1 In April 2024, UBS launched a share repurchase program to buy back up to USD 2bn of its own shares over a two-year period and this program was concluded on 23 May 2025. In July 2025, UBS launched a share repurchase program to buy back
up to USD 2bn of its own
shares and this program was
concluded on 20 November 2025.
The share buybacks were transacted
in Swiss francs on a separate
trading line on the SIX
Swiss Exchange.
2 This table
excludes purchases for the
purpose of hedging derivatives
linked to UBS
Group AG shares
and for market-making
in UBS Group AG
shares. The
table also excludes UBS
Group AG
shares purchased by
post-employment benefit funds
for UBS employees,
which are managed
by a board
of UBS management
and employee representatives
in accordance with
Swiss law.
UBS’s post-employment
benefit funds purchased 776,495 UBS Group AG shares during
2025 and held 12,027,577 UBS Group AG shares as of
31 December 2025.
3 Based on the transaction date of the
respective treasury share purchases.
Trading volumes
For the year ended
1,000 shares 31.12.25 31.12.24 31.12.23
SIX Swiss Exchange total
1,717,522 1,480,816 2,102,613
SIX Swiss Exchange daily average 6,898 5,923 8,377
New York Stock Exchange total 122,766 114,583 170,875
New York Stock Exchange daily average 491 455 684
Source: Reuters.
Listing of UBS Group AG shares
UBS Group AG shares
are listed on
the SIX Swiss
Exchange (SIX). They are
also listed on the
New York
Stock Exchange
(the NYSE)
as global
registered shares.
As such,
they can
be traded
and transferred
across applicable
borders, without
the need for conversion, with identical shares traded on different stock exchanges in different currencies.
During 2025,
the average
daily trading volume
of UBS Group
AG shares
was 6.9 million
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
SIX Swiss Exchange UBSG UBSG SW UBSG.S Valoren 24 476 758
New York Stock Exchange UBS UBS UN UBS.N CUSIP CINS H42097 10 7

Annual Report 2025 |
Corporate governance and compensation

Corporate governance and
compensation
Management report
Audited information according to Swiss law and applicable regulatory requirements and guidance
Disclosures
provided
are
in
line
with
the
requirements
of
the
Swiss
Code
of
Obligations
(tables
containing
such
information are marked as “Audited” throughout this section), as well as other applicable regulations and guidance.

Annual Report 2025 |
Corporate governance and compensation | Corporate governance

Corporate governance

156
Corporate governance
157
Group structure and shareholders
158
Share capital structure
162
Shareholders’ participation rights
164
Board of Directors
180
Group Executive Board
189
Change of control and defense measures
189
Auditors
191
Information policy

Annual Report 2025 |
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
ubs.com/governance,
for more information
›
The SIX Swiss Exchange Corporate Governance Directive is available at ser-
ag.com/dam/downloads/regulation/listing/directives/dcg-en.pdf, the Swiss Code of Best Practice for Corporate Governance at
economiesuisse.ch/en/publications/swiss-code-best-practice-corporate-governance and the NYSE rules at
nyseguide.srorules.com/listed-company-manual
Differences from corporate governance standards relevant to US-listed companies
The NYSE standards
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
Shareholder votes on equity compensation plans
NYSE standards require shareholder
approval for establishing equity compensation plans and
material revisions thereto.
However,
as per
Swiss law,
the BoD
approves
compensation plans.
Shareholder approval
is only
mandatory if
equity-
based compensation plans require an increase in capital. No shareholder approval is required if shares for such plans are purchased in the market.

Annual Report 2025 |
Corporate governance and compensation | Corporate governance

Independence of board members
NYSE standards
require
a majority
of the
members of
the board
of directors
of a
listed company
to be
independent,
which includes the requirement
not to have
been an employee of
the company within the
last three years.
In contrast,
FINMA
Circular
2017/1
“Corporate
Governance
–
Banks”
requires
at
least
one
third
of
the
BoD
members
to
be
independent, which includes the requirement not to have been employed in any other function within the Group in the two years
prior to
taking office.
Swiss rules
also do
not require us
to publish
the criteria
for determining
the independence
of board members on our website.
Independence requirements of committee members
NYSE
standards
require
the
Audit
Committee,
Compensation
Committee
and
the
Governance
and
Nominating
Committee
to
be
composed
entirely
of
independent
members.
However,
under
Swiss
law
and
regulations
only
the
majority of the Audit Committee members
need to be independent, and there
is no independence requirement for
the
members of the Compensation Committee and the Governance and Nominating Committee.
Group structure and shareholders
Operational Group structure
As at 31 December 2025, the operational
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
›
Refer to the “UBS shares” section of this report for information about UBS Group
AG’s market capitalization and shares
held by
Group entities
›
Refer to “Note 27 Interests in subsidiaries and other entities” in the “Consolidated financial statements”
section of this report for
more information about the significant subsidiaries of the Group
Significant shareholders
General rules
Under the Swiss
Federal Act on
Financial Market Infrastructures
and Market Conduct
in Securities and
Derivatives Trading
of 19 June 2015 (the
FMIA), anyone who directly,
indirectly or acting in
concert with third
parties, acquires or disposes
of shares
in a
company listed
in Switzerland
or holds
other purchase
or sale
positions relating
to such
shares, and,
thereby,
reaches, falls below or
exceeds one of the following
percentage thresholds: 3, 5,
10, 15, 20, 25, 33
1
⁄
3
, 50 or 66
2
⁄
3
% of
the voting rights in such company,
regardless of whether or not such rights may be exercised, must notify the company and the Swiss stock exchange on which
such shares are listed. Nominees
that cannot autonomously decide how voting
rights are exercised are
not required to notify the
company and such stock exchange if they reach,
exceed or fall below
the aforementioned thresholds.
Shareholders subject to FMIA disclosure notifications
According to the mandatory FMIA disclosure
notifications filed with UBS Group AG
and the SIX Swiss Exchange
(SIX), on
31 December 2025, the following entities held more than
3% of the total voting rights of UBS Group AG: Norges
Bank,
Oslo, which disclosed a holding
of 4.90% on 22 January 2025;
and BlackRock Inc., New York, which disclosed a
holding
of 5.01% on 30 November 2023.
On 17 February
2026, Norges Bank,
Oslo, disclosed
a holding
of less than
3% of the
total share
capital of UBS
Group AG.
No new disclosures of significant shareholdings have been made since that date.
In accordance with the FMIA, the aforementioned holdings are calculated in relation to the voting rights associated with
the total
share capital
of UBS Group
AG entered
into the
commercial register
at the
time of
the respective
disclosure
notification.

Annual Report 2025 |
Corporate governance and compensation | Corporate governance

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
Cross-shareholdings
UBS Group
AG has
no cross-shareholdings
where reciprocal
ownership would
be in
excess of
5% of
capital or
voting
rights with any other company.
Share capital structure
Ordinary share capital
At
the
end
of
2025,
UBS
Group
AG
had
3,341,581,714
issued
fully
paid
registered
shares
with
a
nominal
value
of
USD 0.10 each, equating to a share capital of USD 334,158,171.40.
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
In 2025, the shareholders of UBS Group
AG were not asked to approve
the creation of conditional or conversion
capital,
or the introduction of a capital band or reserve capital. As of the date of this report, UBS Group AG has no capital band or reserve capital.
No shares were issued out of UBS Group AG’s existing conditional or conversion capital in 2025.
Distribution of UBS Group AG shares
As of 31 December 2025 Shareholders registered Shares registered
Number of shares registered in the UBS share register Number % Number % of shares issued
1–100
59,443
25.9
2,368,604
0.1
101–1,000
107,676
46.9
46,439,844
1.4
1,001–10,000
56,670
24.7
156,862,549
4.7
10,001–100,000
5,022
2.2
116,805,923
3.5
100,001–1,000,000
463
0.2
134,513,778
4.0
1,000,001–5,000,000
89
0.0
193,201,547
5.8
5,000,001–33,415,817 (1%)
20
0.0
206,454,273
6.2
1–2%
2
0.0
84,281,740
2.5
2–3%
0
0.0
0
0.0
3–4%
2
0.0
217,044,887
6.5
4–5%
0
0.0
0
0.0
Over 5%
1
1
0.0
257,042,707
7.7
Total shares registered
229,388
100.0
1,415,015,852
2
42.3
Shares not registered
3
1,926,565,862
57.7
Total
100.0
3,341,581,714
100.0
1 On 31 December 2025, the US securities clearing
organization DTC (Cede & Co.), New
York, was registered
with 7.69% of all UBS Group AG shares
issued and is not subject to the 5% voting
limit as a securities
clearing organization.
2 Of the total shares registered, 93,121,130 shares did not carry voting rights.
3 Shares not entered in the UBS share register as of 31 December 2025.
Conditional capital
At the end of 2025, the following conditional capital was available to the BoD.
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
›
Refer to the “Our evolution” section of this report for more information

Annual Report 2025 |
Corporate governance and compensation | Corporate governance

Conversion capital
On 31 December 2025, UBS Group
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
USD 90.2bn
on
31 December 2025 (2024: USD 85.1bn;
2023: USD 85.6bn). The equity
of UBS Group AG shareholders was
represented
by
3,341,581,714
issued
shares
on
31 December
2025
(31 December
2024:
3,462,087,722;
31 December
2023:
3,462,087,722 issued shares).
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
›
Refer to “Shareholders’ participation rights” in this section for more information
On 31 December 2025,
1,321,894,722 UBS
Group AG
shares were
registered in
the UBS
share register
and carried
voting
rights, 93,121,130
shares were
registered in
the UBS share
register without
voting rights,
and 1,926,565,862
shares were
not registered in
the UBS share
register. As of
the same date,
all such shares
were fully paid
and eligible for
dividends.
There are no preferential rights for shareholders, and no other classes of shares have been issued by UBS Group AG.
Shareholders, legal entities and nominees: type and geographical distribution (Shareholders registered)
Shareholders registered
As of 31 December 2025 Number %
Individual shareholders
224,832
98.0
Legal entities
4,433
1.9
Nominees, fiduciaries
123
0.1
Total shareholders registered
229,388
100.0
Individual shareholders Legal entities Nominees Total
Number % Number % Number % Number %
Americas
2,275
1.0
121
0.1
68
0.0
2,464
1.1
of which: US
1,774
0.8
81
0.0
62
0.0
1,917
0.8
Asia Pacific
6,419
2.8
107
0.0
2
0.0
6,528
2.8
Europe, Middle East and Africa
14,970
6.5
288
0.1
21
0.0
15,279
6.7
of which: Germany
4,425
1.9
56
0.0
2
0.0
4,483
2.0
of which: UK
5,439
2.4
4
0.0
4
0.0
5,447
2.4
of which: rest of Europe
4,676
2.0
221
0.1
14
0.0
4,911
2.1
of which: Middle East and Africa
430
0.2
7
0.0
1
0.0
438
0.2
Switzerland
201,168
87.7
3,917
1.7
32
0.0
205,117
89.4
Total shareholders registered
224,832
98.0
4,433
1.9
123
0.1
229,388
100.0

Annual Report 2025 |
Corporate governance and compensation | Corporate governance

Shareholders, legal entities and nominees: type and geographical distribution (Shares registered)
Shares registered
As of 31 December 2025 Number %
Individual shareholders
329,945,577
9.9
Legal entities
516,336,356
15.5
Nominees, fiduciaries
568,733,919
17.0
Total shares registered
1,415,015,852
42.3
Total shares not registered
1,926,565,862
57.7
Total shares
3,341,581,714
100.0
Individual shareholders Legal entities Nominees Total
Number % Number % Number % Number %
Americas
2,075,663
0.1
58,596,540
1.8
368,260,304
11.0
428,932,507
12.8
of which: US
975,373
0.0
48,312,950
1.4
367,958,058
11.0
417,246,381
12.5
Asia Pacific
17,754,277
0.5
7,671,071
0.2
9,979,683
0.3
35,405,031
1.1
Europe, Middle East and Africa
37,162,280
1.1
33,497,648
1.0
183,707,201
5.5
254,367,129
7.6
of which: Germany
10,741,558
0.3
1,522,356
0.0
4,849,594
0.1
17,113,508
0.5
of which: UK
15,901,167
0.5
15,822
0.0
143,674,230
4.3
159,591,219
4.8
of which: rest of Europe
8,967,558
0.3
31,571,060
0.9
35,118,117
1.1
75,656,735
2.3
of which: Middle East and Africa
1,551,997
0.0
388,410
0.0
65,260
0.0
2,005,667
0.1
Switzerland
272,953,357
8.2
416,571,097
12.5
6,786,731
0.2
696,311,185
20.8
Total shares registered
329,945,577
9.9
516,336,356
15.5
568,733,919
17.0
1,415,015,852
42.3
Total shares not registered
0
0
0
1,926,565,862
57.7
Total shares
329,945,577
9.9
516,336,356
15.5
568,733,919
17.0
3,341,581,714
100.0
At year-end 2025, UBS owned
249,882,523 UBS Group AG treasury shares, which corresponded to 7.48% of the total
share capital of UBS Group AG.
At the same time, UBS
had acquisition positions relating to
275,102,479 voting rights of
UBS Group AG,
including the
aforementioned treasury shares,
and disposal
positions relating to
643,775,392 such
rights,
corresponding to 8.23% and 19.27%
of the total voting
rights of UBS Group AG,
respectively. Of the disposal positions,
160,092,701 related to voting rights on shares deliverable in respect of employee awards. The calculation methodology for the acquisition and disposal positions is based on the Ordinance of the Swiss Financial Market Supervisory Authority
on Financial Market Infrastructures
and Market Conduct in
Securities and Derivatives
Trading, which states that all future
potential share delivery obligations, irrespective of the contingent nature of the delivery, must be considered.
›
Refer to the “UBS shares” section of this report for more information about UBS Group shares
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
(regulatory-driven or total
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
On 31 December 2025, UBS employees held at least 6.94% of UBS shares outstanding (including approximately 4.55%
in unvested deferred notional shares
from our compensation programs).
These figures are based on
known shareholding
information from employee participation plans, personal holdings with
UBS and selected individual retirement plans. At
the end of
2025, at least
28.24% of
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

Annual Report 2025 |
Corporate governance and compensation | Corporate governance

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
Refer to the “UBS shares”
section of this report for more information
Distributions to shareholders
The decision to pay
a dividend and the
amount of any dividend
depend on a variety
of factors, including our
profits, cash
flow generation and capital ratios.
At the
2026 AGM,
the BoD
is proposing
to shareholders
for approval
a dividend
of USD 1.10
per share
for the
2025
financial year. Shareholders whose shares are held through
SIX SIS AG will receive dividends in Swiss francs,
based on an
exchange rate published on the
day prior to the
ex-dividend date. Shareholders holding shares
through The Depository
Trust Company in New York or Computershare will be paid dividends in US dollars.
In compliance with Swiss tax law, 50%
of the dividend will be paid
out of retained earnings and the
balance will be paid
out
of
the
capital
contribution
reserve.
Dividends
paid
out
of
capital
contribution
reserves
are
not
subject
to
Swiss
withholding tax. The
portion of the
dividend paid out
of retained earnings
will be subject
to a 35%
Swiss withholding
tax. For US federal
income tax purposes,
we expect that the
dividend will be paid
out of current or
accumulated earnings
and profits.
If the proposed dividend distribution out
of retained earnings and out of
the capital contribution reserve is
approved at
the AGM on 15 April 2026, the payment of USD 1.10 (or the Swiss franc equivalent) per share will be made on 23 April
2026 to
holders of
shares on
the record
date 22 April
2026 on
SIX and
the NYSE.
However, on
SIX the
shares will
be
traded ex-dividend
as of
21 April 2026,
and, accordingly,
the last day
on which
the shares
may be
traded with
entitlement
to receive the dividend
will be 20 April 2026.
On the NYSE the shares
will be traded ex-dividend
as of 22 April 2026,
and
the last day on which the shares may be traded with entitlement to receive the dividend will be 21 April 2026.
The
2022
share
repurchase
program
was
concluded
at
the
end
of
its
two-year
term
on
28 March
2024.
In
total,
298,537,950
UBS
Group
AG
shares
were
repurchased,
representing
8.62%
of
the
registered
share
capital
of
UBS
Group AG at the time.
The total repurchase volume
amounted to CHF 5,009,665,264 (USD
5,244,697,247). On 12 April
2023, the
Swiss Takeover
Board had
approved the
use of
up to
178,031,942 shares
repurchased under
the 2022
program,
and originally
intended for
cancellation, for
the acquisition
of the Credit
Suisse Group.
The remaining
120,506,008 shares
repurchased were canceled
by means of
a capital reduction,
as approved by
the shareholders at
the 2025 Annual
General
Meeting (the AGM). On 3 April 2024, UBS
launched a two-year 2024 share repurchase
program of up to USD 2bn
and
completed it on 23 May 2025. In total, 63,776,550
UBS Group AG shares were repurchased, representing
1.91% of the
current
registered
share
capital
of
UBS
Group
AG.
The
total
repurchase
volume
amounted
to
CHF 1,738,798,331
(USD 1,999,932,111). All
shares repurchased
under this
program are
intended to
be canceled
by way
of capital
reduction,
which will be subject to shareholder approval at the AGM on 15 April 2026.
On 1 July
2025, UBS launched
a two-year 2025
share repurchase program
of up
to USD 2bn in
UBS Group AG
shares
and completed
it on
20 November 2025.
In total,
52,582,575 UBS
Group AG
shares were
repurchased, representing
1.6%
of
the
current
registered
share
capital
of
UBS
Group
AG.
The
total
repurchase
volume
amounted
to
CHF 1,601,650,555 (USD 1,999,994,509).
All shares
repurchased under
this program
are intended
to be
canceled by
way of capital reduction, which will be subject to shareholder approval at a future AGM.
On 4 February 2026,
UBS launched a
share repurchase program
of up to
USD 3bn in UBS
Group AG shares.
The program
started on
5 February 2026
and will
end at
the latest
on 4 February
2028 or
earlier if
either the
maximum amount
of
USD 3bn
has been
reached or
10% of
the registered
share
capital has
been repurchased.
UBS intends
to repurchase
USD 3bn of shares
in 2026 with
the aim to
do more. The
amount of additional
repurchases is subject
to further clarity
around the future regulatory regime in Switzerland, UBS’s financial performance and maintaining a CET1 capital ratio of
around 14%. Beyond 2026, UBS intends to continue to pursue share repurchases that will be calibrated based on UBS’s financial results and capital ratio and the final outcome and timing of the implementation of the new regulatory regime in Switzerland.
›
Refer to the “UBS shares” section of this report for more information about the share repurchase programs
Transferability, voting rights and nominee registration
We
do
not
apply
any
restrictions
or
limitations
on
the
transferability of
UBS
Group
AG
shares.
Voting
rights may
be
exercised without
any restrictions
by shareholders
entered into
the UBS
share register
if they
expressly render
a declaration
of beneficial ownership according to the provisions of the AoA.

Annual Report 2025 |
Corporate governance and compensation | Corporate governance

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
UBS Group AG has issued additional tier 1 (AT1) instruments that have terms providing an equity conversion feature;
on
31 December 2025, such instruments with an aggregate principal amount of USD 12.9bn equivalent were outstanding.
›
Refer to the “Capital management”
section of this report for more information about our outstanding capital instruments
On
31 December
2025,
there
were
no
employee
options
or
stock
appreciation
rights
outstanding.
Option-based
compensation plans
are
sourced
by
issuing
new
shares
out
of
UBS
Group
AG’s
conditional capital.
On
31 December
2025, UBS
Group AG
had USD 12,170,583
in conditional
capital available
for the
issuance of
new shares
for this
purpose.
›
Refer to “Conditional capital” in this section for more information
›
Refer to “Note 26 Employee benefits: variable compensation” in the “Consolidated financial statements” section of this report for
more information about outstanding options and stock appreciation rights
1
Includes senior managers
who received LTIP
awards for the
2023 and 2024
performance year and
who are no
longer reporting to
the GEB or
their direct reports
at MD level,
excludes MDs in
Asset Management
Investment Areas (who receive the Fund Ownership Plan instead of the LTIP
).
Shareholders’ participation rights
We are committed
to shareholder
participation in
decision-making processes.
Our online
voting platform
offers registered
shareholders a convenient log-in and online voting process. For the 2026 AGM, registered shareholders will for the first
time
be
sent
a
personal
invitation
without
the
comprehensive
invitation
materials
but
containing
the
forms
for
an
admission card
and voting
instructions, as
well as
a personal
one-time password
and a
QR code
to easily
log into
the
online voting platform,
where they can enter
their voting instructions
or order an admission
card for the general
meeting
electronically.
Shareholders
who
do
not
explicitly
choose
to
receive
the
invitation with
the
forms
for
an
admission
card
and
voting
instructions, as well
as the personal
one-time password are
informed of upcoming
general meetings by
a short letter
only
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
nominees so as
to exercise influence
without directly registering
their shares with
UBS. An
exception to
the 5%
voting limit
rule is
in place
for securities
clearing organizations,
such as
The Depository
Trust Company in New York
.
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
Nominees
normally
submit
the
proxy
material
to
the
beneficial
owners
and
forward
the
collected votes to the independent proxy.
›
Refer to article 14 of the AoA, available at ubs.com/governance , for more information about the issuing of instructions to independent voting right representatives

Annual Report 2025 |
Corporate governance and compensation | Corporate governance

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
2026, the
AGM will
take place on 15 April.
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
Registrations in the UBS share register
The UBS share register, where around 241,578 UBS Group AG shareholders are directly registered on 24 February 2026, is
an
internal,
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
where some 634,439
US shareholders are indirectly
registered via nominees on
22 January 2026. In
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

Annual Report 2025 |
Corporate governance and compensation | Corporate governance

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
Members of the Board of Directors
At the
AGM on
10 April
2025, Colm
Kelleher was
re-elected
as Chairman
of the
Board
and Lukas
Gähwiler,
Jeremy
Anderson, William
C. Dudley, Patrick Firmenich,
Fred Hu, Mark
Hughes, Gail
Kelly, Julie G. Richardson
and Jeanette
Wong
were
re-elected
as
members
of
the
BoD.
Renata
Jungo
Brüngger
and
Lila
Tretikov
were
elected
to
the
BoD
as
new
members. At that same
AGM, Julie G. Richardson
and Jeanette Wong were re-elected
and Gail Kelly elected
as members
of the
Compensation Committee.
ADB Altorfer
Duss &
Beilstein AG
was re-elected
as independent
proxy agent.
Following
their election, the
BoD appointed Lukas
Gähwiler as Vice
Chairman and Jeremy
Anderson as Senior
Independent Director
of UBS Group
AG. On 1 July
2025, Markus Baumann
retired as
the Group
Company Secretary
of UBS Group
AG, and
the BoD appointed Michael Schoch as the new Group Company Secretary of UBS Group AG.
On 24 October 2025, the
BoD announced that Lukas
Gähwiler would not stand
for re-election at the
forthcoming AGM,
deciding to
retire after
a
45-year career
in financial
services and
serving on
the BoD
for
four years,
and that
Markus
Ronner would be nominated for election to the BoD at the same
AGM. Markus Ronner has been a member of the GEB
since 2018 and was Group Chief Compliance and Governance Officer until 31 December 2025.
On 27 February 2026, the BoD announced that
William C. Dudley and Jeanette Wong
had decided to not stand for
re-
election, each after seven years of service on the BoD. At the forthcoming AGM, Agustín Carstens and Luca
Maestri will
be
nominated
for
election
to
the
BoD.
Agustín
Carstens
served
as
General
Manager
of
the
Bank
of
International
Settlements from
2017 to
2025 and
formerly was
Governor of
the Bank
of Mexico.
Luca Maestri
currently holds
the
position of Vice President of Corporate Services at Apple Inc. and earlier served as its CFO for over 10 years.
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
On 31 December 2025,
no member of
the BoD reached
any
of these thresholds.
The
following
biographies
provide
information
about
the
BoD
members
who
were
in
office
after
the
2025
AGM.
In
addition
to
information
on
mandates,
the
biographies
include
information
on
memberships
or
other
activities
or
functions, as required by the SIX Swiss Exchange Corporate Governance Directive.

Annual Report 2025 |
Corporate governance and compensation | Corporate governance

Colm Kelleher
Chairman of the Board of Directors,
independent and non-
executive member of the Board since 2022
– Chairperson of the Corporate Culture and Responsibility Committee
of UBS Group AG since 2022
– Chairperson of the Governance and Nominating Committee of UBS
Group AG since 2022
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
–
Member of the Board of Directors of the Bretton Woods
Committee
– Member of the Board of the Swiss Finance Council
– Member of the Board of the International Monetary Conference
– Member of the Board of the Bank Policy Institute
– Member of the Board of Americans for Oxford
– Visiting Professor of Banking and Finance, Loughborough Business
School
– Member of the European Financial Services Round Table
– Member of the European Banking Group
– Member of the International Advisory Council of the China Securities
Regulatory Commission
– Member of the Chief Executive’s Advisory Council (Hong Kong)
Key competencies
– Banking (wealth management, asset management, personal and corporate banking)
and insurance
– Investment banking, capital markets
– Finance, audit, accounting
– Risk management, compliance and legal
Leadership experience
– CEO, Chairman

Annual Report 2025 |
Corporate governance and compensation | Corporate governance

Lukas Gähwiler
Vice Chairman, non-independent and non-executive
member of the Board since 2022
–
Member of the
Governance
and Nominating
Committee of
UBS Group
AG since 2023
–
Member of the Risk Committee of UBS Group AG and UBS AG
since 2023
Nationality:
Swiss |
Year of birth:
1965
Lukas Gähwiler
brings a
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
2023 – 2024
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
–
Finance, audit, accounting
– Risk management, compliance and legal
– Human resources management, including compensation
Leadership experience
– CEO, Chairman
Jeremy Anderson
Senior Independent Director since 2020,
independent and non-
executive member of the Board
since 2018
– Chairperson of the Audit Committee of UBS Group AG and UBS AG
since 2018
– Member of the Governance and Nominating Committee of UBS
Group AG since 2019
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
Leadership experience
– Executive board leadership

Annual Report 2025 |
Corporate governance and compensation | Corporate governance

William C. Dudley
Independent and non-executive member of the Board since 2019
– Member of the Corporate Culture and Responsibility Committee of
UBS Group AG since 2019
– Member of the Risk Committee of UBS Group AG and UBS AG
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
Listed company boards
– Member of the Global Advisory Council of Coinbase
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
Leadership experience
– CEO, Chairman
Patrick Firmenich
Independent and non-executive member of the Board since 2021
–
Member of the Audit Committee of UBS Group AG and UBS AG
since 2021
–
Member of the Corporate Culture and Responsibility Committee
of UBS Group AG since 2021
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
– Finance, audit, accounting
– Risk management, compliance and legal
– Human resources management, including compensation
– Environmental, social and governance (ESG)
Leadership experience
– CEO, Chairman

Annual Report 2025 |
Corporate governance and compensation | Corporate governance

Fred Hu
Independent and non-executive member of the Board since 2018
– Member of the Governance and Nominating Committee of UBS
Group AG since 2020
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
–
Master’s degree, engineering science, Tsinghua
University
– Master’s degree and doctorate, economics, Harvard University
Listed company boards
–
Non-executive Chairman of the Board of Yum
China Holdings (chair of
the nomination and governance committee)
– Member of the Board of Chubb Limited
Non-listed company boards
– Chairman of Primavera Capital Ltd
Other activities and functions
–
Member of the Board of Directors of UBS AG
– Trustee of the China Medical Board
– Member of the Global Board of The Nature Conservancy and Co-
Chairman of its Asia Pacific Council
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
–
CEO, Chairman
Mark Hughes
Independent and non-executive member of the Board since 2020
– Chairperson of the Risk Committee of UBS Group AG and UBS AG
since 2020
–
Member of the Corporate Culture and Responsibility Committee
of UBS Group AG since 2020
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
and is Director Emeritus
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
Leadership experience
– Executive board leadership

Annual Report 2025 |
Corporate governance and compensation | Corporate governance

Renata Jungo Brüngger
Independent and non-executive member of the Board since 2025
– Member of the Corporate Culture and Responsibility Committee of
UBS Group AG since 2025
Nationality:
Swiss |
Year of birth:
1961
Renata Jungo
Brüngger is
a highly
respected professional
with extensive
experience
in
legal
affairs,
governance,
integrity
and
sustainability.
She
was
a
member
of
the
Board
of
Management
of
Daimler
AG
(now
Mercedes-Benz
Group
AG)
from
2016
to
October
2025.
Her
responsibilities include the
areas of integrity, governance
and sustainability
throughout the
Mercedes-Benz Group
AG, its
group’s legal
department
and the
compliance, legal
product and
technology organization,
as well
as
corporate
data
protection
and
corporate
audit.
She
was
also
responsible
for
overseeing
the
implementation
of
integrity
and
sustainability
management
across
the
company.
Ms.
Jungo
Brüngger
joined
the
former
Daimler
AG
as
Head
of
Legal
and
Executive
Vice
President
in
2011.
Previously,
she
was
General
Counsel
for
Corporate
EMEA
and
Vice
President
/
General
Counsel
for
Emerson
Process
Management EMEA, Emerson
Electric (Switzerland and
the US) and
before
that worked for the legal department of Metro Holding AG and the Swiss law firm Bär & Karrer.
Professional experience
2019 –
October 2025
Member of the Board of Management for Integrity,
Governance & Sustainability, Mercedes
Benz Group AG
(formerly Daimler AG) and Mercedes Benz AG
2016 – 2019
Member of the Board of Management for Integrity & Legal
Affairs, Daimler AG
2011 – 2015
Head of Legal and Executive Vice President, Daimler AG
2000 – 2011
General Counsel Corporate EMEA & Vice
President / General Counsel Emerson Process Management
EMEA, Emerson Electric
1995 – 2000
Corporate Legal Counsel, Divisional Director,
Metro
Holding AG
1994
Secondment, Sidley & Austin
1990 – 1994
Lawyer (associate), Bär & Karrer
Education
–
Masters of Laws (LL.M.) in international commercial law, University of Zurich
– Admission to the bar
–
Licentiate (bilingual German / French) in Law (Lic. iur.),
University
of Fribourg
Listed company boards
–
Member of the Supervisory Board of Daimler Truck
Holding AG
–
Member of the Supervisory Board of Daimler Truck
AG
– Member of the Supervisory Board of Munich Re (chair of
remuneration committee)
Other activities and functions
– Member of the Board of Directors of UBS AG
–
Member of the Board of Trustees
of Internationale Bachakademie
Stuttgart
–
Member of the Board of Trustees
of Gesellschaft der Freunde von
Bayreuth e. V.
(Friends of Bayreuth)
Key competencies
– Finance, audit, accounting
– Risk management, compliance and legal
– Human resources management, including compensation
– Environmental, social and governance (ESG)
Leadership experience
– Executive board leadership
Gail Kelly
Independent and non-executive member of the Board since 2024
– Member of the Compensation Committee of UBS Group AG and UBS
AG since 2025
– Member of the Governance and Nominating Committee of UBS
Group AG since 2024
Nationality:
Australian |
Year of birth:
1956
Gail Kelly
brings to
the board
more than
35 years
of executive
financial
services experience in South Africa and
Australia. She served as the Group
CEO and Managing Director for two banks in Australia: St. George
Bank,
from
2002
to
2007,
followed
by
Westpac
Banking
Corporation,
from
2008 to
2015. During
her tenure
as CEO,
Ms. Kelly
navigated Westpac
through the challenges of the global financial
crisis in 2008 and 2009
and
the successful merger with
St. George Bank in
2008, the largest in-market
financial
services
merger
in
Australia.
Westpac’s
market
capitalization
more than
doubled over
her tenure
as CEO.
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
– Investment banking, capital markets
– Human resources management, including compensation
– Regulatory authority, central bank
Leadership experience
– CEO, Chairman

Annual Report 2025 |
Corporate governance and compensation | Corporate governance

Julie G. Richardson
Independent and non-executive member of the Board since 2017
– Chairperson of the Compensation Committee of UBS Group AG and
UBS AG since 2019
– Member of the Risk Committee of UBS Group AG and UBS AG since
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
– Member of the Board of BXP
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
Lila Tretikov
Independent and non-executive member of the Board since 2025
– Member of the Audit Committee of UBS Group AG and UBS AG since
2025
Nationality:
American (US) and French |
Year of birth:
1978
Lila
Tretikov
is
widely
recognized
as
a
leading
authority
on
artificial
intelligence
(AI)
and
technology-driven
business
transformation.
She
currently serves
as a
Partner at
New Enterprise
Associates, Inc.
(NEA), a
prominent Silicon Valley venture capital firm, where she leads AI strategy.
From 2018 to 2024, Ms. Tretikov
held senior executive roles at Microsoft
Corporation,
culminating
in
her
position
as
Deputy
Chief
Technology
Officer,
overseeing
major
AI
initiatives
that
drove
significant
strategic
transformation.
Prior
to
that,
she
served
as
Senior
Vice
President
and
CEO &
Vice
Chair
Terrawatt
at
Engie
SA,
a
global
energy
company
headquartered in
France. Earlier
in her
career,
Ms. Tretikov
was CEO
of
the Wikimedia
Foundation & Wikipedia
Endowment, where she
pioneered
Wikipedia’s
AI
strategy.
A
distinguished
software
engineer
and
programmer,
she
continues
to
shape
the
landscape
of
AI
adoption,
innovation and policy worldwide.
Professional experience
2024 – date
Partner and Head of Artificial Intelligence Strategy,
New
Enterprise Associates, Inc.
2020 – 2024
Corporate Vice President and Deputy Chief Technology
Officer, Microsoft
Corporation
2018 – 2020
Corporate Vice President, Artificial Intelligence, Perception
and Mixed Reality, Microsoft
Corporation
2016 – 2018
Senior Vice President and CEO & Vice Chair
Terrawatt, Engie
SA / Terrawatt initiative
2014 – 2016
CEO, Wikimedia
Foundation
& Wikipedia
Endowment
2007 – 2014
Chief Product Officer and Chief Officer of product,
marketing, cloud infrastructure, IT,
support and services,
SugarCRM
2005 – 2007
General Manager, mobile
and software,
Evolving Systems
2004 – 2005
General Manager, risk & compliance,
SOX digital, Bank of
America Corporation
1993 – 2004
Various technical roles, early career
Education
– Computer science (specializing in AI) and visual art, the University of
California, Berkeley
– Post-graduate-level studies at the University of Oxford Saïd Business
School and University of Stanford Directors’
College
Listed company boards
– Member of the Board of Capgemini SE
– Member of the Board of Volvo Car Corporation
– Member of the Board of Xylem Inc.
Non-listed company boards
– Member of the Board of Zendesk Inc.
– Member of the Board of Backflip AI, Inc.
– Member of the Board of Cusp AI Limited
– Member of the Board of Horizon 3 AI, Inc.
Other activities and functions
– Member of the Board of Directors of UBS AG
Key competencies
– Finance, audit, accounting
– Risk management, compliance and legal
–
Technology,
including artificial intelligence and cybersecurity
– Environmental, social and governance (ESG)

Annual Report 2025 |
Corporate governance and compensation | Corporate governance

Jeanette Wong
Independent and non-executive member of the Board since 2019
– Member of the Audit Committee of UBS Group AG and UBS AG since
2019
– Member of the Compensation Committee of UBS Group AG and UBS
AG since 2020
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
Paribas, Singapore
Education
–
Bachelor’s degree, business administration, the National University of Singapore
– MBA, University of Chicago
Listed company boards
– Member of the Board of Prudential plc (chair of the audit committee)
– Member of the Board of Singapore Airlines Limited (chair of the board compensation and industrial relations committee)
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

Annual Report 2025 |
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
2025, the majority of the
meetings of
the BoD were
held in person.
During 2025, a
total of 38
BoD meetings were
held, 13 of
which were attended
by GEB
members. The average
participation in the
BoD meetings was
97%. In addition
to the BoD
meetings attended by
GEB
members, the Group
CEO regularly attended
some of the
meetings of the
BoD without the
participation of other
GEB
members. The meetings had an average duration of 110 minutes.
The BoD held a two-day
strategy workshop, which focused on
reconfirming the firm’s key strategic priorities,
including
the integration of Credit
Suisse. These were
further discussed in meetings
throughout the year, with
deep dives on the
Asia Pacific and Americas regions. The progress of the integration of Credit Suisse was covered regularly.
Board of Directors
Members in 2025
Meeting attendance
without GEB
1
Meeting attendance
with GEB Key responsibilities include:
Colm Kelleher, Chairman 25/25 100% 13/13 100%
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
Lukas Gähwiler 25/25 100% 13/13 100%
Jeremy Anderson 25/25 100% 13/13 100%
Claudia Böckstiegel
2
4/5 80% 4/6 67%
William C. Dudley 25/25 100% 13/13 100%
Patrick Firmenich 25/25 100% 13/13 100%
Fred Hu 23/25 92% 10/13 77%
Mark Hughes 25/25 100% 13/13 100%
Renata Jungo Brüngger
3
21/21 100% 8/8 100%
Gail Kelly 23/25
92%
13/13
100%
Nathalie Rachou
2
5/5 100% 6/6 100%
Julie G. Richardson 25/25 100% 13/13 100%
Lila Tretikov
3
20/21 95% 7/8 88%
Jeanette Wong 25/25 100% 13/13 100%
1
Additionally, five ad hoc video calls took place in 2025.
2
At the 2025 AGM, Claudia Böckstiegel and Nathalie Rachou did not stand for re-election;
indicated are their attended and total meetings.
3
At the 2025
AGM, Renata Jungo Brüngger and Lila Tretikov
were newly elected to the Board of Directors; indicated are their attended and total meetings.
At the BoD
meetings, each committee
chair provides the
BoD with an
update on the
committee’s activities and
important
issues. We also continued with
the coordination and exchange of
information between the BoD of
UBS Group AG and
its significant group entities, including between the respective chairs of the risk and audit committees. As in prior years,
an annual workshop was held for non-executive board members of all significant group entities.

Annual Report 2025 |
Corporate governance and compensation | Corporate governance

Performance assessment
In spring 2025, the
BoD self-assessment was conducted
in-house, with an extensive
questionnaire. The results confirmed
that the BoD
operated efficiently and
effectively.
Every three years,
an external review assesses
the effectiveness of
the
BoD.
The
most
recent
review
was
conducted
with
the
support
of
an
external vendor
between
September
2025
and
January 2026. The process included interviews with selected members of the GEB and the Head Group Internal Audit, a detailed questionnaire completed by all members of the BoD and in-depth individual interviews with all members of the
BoD and
the Group
Company Secretary.
In addition,
a detailed
benchmarking of
the composition
of the
BoD against
relevant
peer companies
was
conducted. Drawing
on
these
analytical
inputs
and
its
experience from
more
than
300
comparable
projects
across
Europe,
the
vendor
assessed
the
BoD
as
ranking
in
the
top
10%
of
boards
in
terms
of
effectiveness. Overall BoD and committee composition is
considered fit for purpose. The
BoD is characterized by strong
corporate
oversight,
proactive
risk
anticipation,
in-depth
strategic
discussions
and
a
sustained
commitment
to
best
practices through regular evaluations and external benchmarking. Its culture is characterized by high levels of trust. The
BoD has
strong relationships
with management,
maintains an
effective Chairman–CEO
partnership and
takes a
systematic
approach to CEO and
BoD succession. The BoD
also ensures sustained engagement
with investors, reflecting its
focus on
transparency and alignment.
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
sessions. During
2025,
a total of 12 joint committee sessions
were held. The Audit Committee met
four times with the Risk Committee
and five
times with the CCRC. The Risk Committee met twice with the CCRC and once with the Compensation Committee.
Audit Committee
Throughout 2025, the Audit Committee consisted of four
independent BoD members; after the 2025 AGM
Lila Tretikov
joined the
committee and
Nathalie Rachou
stepped down.
All Audit
Committee members
have accounting
or related
financial management expertise and, in compliance with the rules established pursuant to the 2002 US Sarbanes–Oxley
Act,
at
least
one
member
qualifies
as
a
financial
expert.
The
NYSE
standards
on
corporate
governance
regarding
independence of
board members are
applicable to
the Audit
Committee of
UBS Group
AG. In
addition, Rule
10A-3 under
the US Securities
Exchange Act sets
more stringent independence
requirements for members
of audit committees,
in that
they should
not receive,
directly or
indirectly,
any consulting,
advisory or
compensatory fees
from any
member of
the
Group other
than in
their capacity
as a
BoD member,
should not
hold, directly
or indirectly,
UBS Group
AG shares
in
excess of 5% of the outstanding capital
thereof and should not serve on
the audit committees of more
than two other
public companies. Throughout 2025 all members of the Audit Committee satisfied the applicable requirements.
During 2025, the Audit Committee
held 12 committee meetings, with
a participation rate of 98%.
The meetings had an
average duration
of approximately
145 minutes.
Additional attendees
included the
Group CFO,
the Group
Controller,
the Chief
Accounting Officer, the
Head Group Internal
Audit and the
external auditors. The
Chairman of the
BoD, the
Vice Chairman and the Group
CEO attended most meetings. The
Chairperson and the committee continued
to maintain
regular contact with core supervisory authorities.
Audit Committee
Members in 2025
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
Patrick Firmenich 12/12
100%
Nathalie Rachou
1
4/4 100%
Lila Tretikov
2
7/8 88%
Jeanette Wong 12/12 100%
1
Nathalie Rachou stepped
down at the
2025 AGM; indicated
are her attended
and total meetings.
2
Lila Tretikov
became a member
of this committee
after the 2025
AGM; indicated are
her attended and
total
meetings.

Annual Report 2025 |
Corporate governance and compensation | Corporate governance

Compensation Committee
Throughout 2025,
the Compensation Committee
consisted of three
members; at the
2025 AGM Gail
Kelly was newly
elected
to
the
committee
replacing
Fred
Hu.
In
addition
to
the
key
responsibilities
indicated
in
the
table
below,
the
Compensation Committee reviews the compensation disclosures included in this report.
During 2025, the Compensation Committee held eight
meetings, with a participation rate of 100%.
The meetings had
an average duration of approximately 75 minutes. All meetings in 2025 were held in the presence of the Chairman and the
Group
CEO.
External
advisors
were
present
when
required.
In
2025,
the
Chairperson
met
regularly
with
core
supervisory authorities.
›
Refer to “Compensation for the Board of Directors” in the “Compensation” section of this report for more information about the
Compensation Committee’s decision-making
procedures
Compensation Committee
Members in 2025
Meeting attendance
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
Fred Hu
1
2/2
100%
Gail Kelly
2
6/6 100%
Jeanette Wong 8/8 100%
1
At the 2025 AGM,
Fred Hu stepped down
from this committee; indicated
are his attended and total
meetings.
2
At the 2025 AGM,
Gail Kelly was
elected to this committee;
indicated are her attended
and total
meetings.
Corporate Culture and Responsibility Committee
Throughout 2025, the CCRC consisted of five independent BoD members; after the 2025 AGM Renata Jungo Brüngger joined the
committee, replacing
Claudia Böckstiegel.
The Chairman
chaired the
committee. Additional
attendees included
the Group
CEO, the Group
Chief Risk Officer,
the GEB Lead
for Sustainability and
Impact, the Group
General Counsel
and
the
Chief
Sustainability
Officer.
During
2025,
seven
meetings
were
held,
with
a
participation
rate
of
97%.
The
average duration of each of the meetings was approximately 65 minutes.
Corporate Culture and Responsibility Committee
Members in 2025
Meeting attendance
Key responsibilities include:
Colm Kelleher (Chairperson) 7/7 100%
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
Claudia Böckstiegel
1
3/4 75%
William C. Dudley 7/7 100%
Patrick Firmenich 7/7 100%
Mark Hughes 7/7 100%
Renata Jungo Brüngger
2
3/3 100%
1
At the 2025
AGM, Claudia Böckstiegel
stepped down from
this committee;
indicated are her
attended and total
meetings.
2
Renata Jungo Brüngger
became a member
of this committee
after the 2025
AGM;
indicated are her attended and total meetings.

Annual Report 2025 |
Corporate governance and compensation | Corporate governance

Governance and Nominating Committee
Before
the
2025
AGM,
the
Governance
and
Nominating
Committee,
chaired
by
the
Chairman,
consisted
of
four
independent members and the
Vice Chairman, and, at
the 2025 AGM, Nathalie
Rachou stepped down. During
2025, six
meetings were held, with a participation rate of 97%. The average duration of each of the meetings was approximately
30 minutes. The Group CEO attended meetings as appropriate.
Governance and Nominating Committee
Members in 2025 Meeting attendance
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
Lukas Gähwiler
6/6 100%
Jeremy Anderson 6/6 100%
Fred Hu 5/6 83%
Gail Kelly 6/6 100%
Nathalie Rachou
2
2/2 100%
1
Additionally, one ad hoc call took place in 2025.
2
Nathalie Rachou did not stand for re-election; indicated are her attended and total meetings.
Risk Committee
Throughout 2025, the Risk
Committee consisted of three
independent members and the Vice
Chairman.
It held eleven
committee meetings,
with a
participation rate
of 100%.
The average
duration of
each of
the meetings
was approximately
165 minutes. The Chairman of the BoD, the Group CEO, the Group CFO, the Group Chief Risk Officer, the Group Chief
Operations
and
Technology
Officer,
the
Group
Treasurer,
the
Group
Chief
Compliance
and
Governance Officer,
the
Group General
Counsel, the
Head Group
Internal Audit, and
the external auditors
attended the
meetings as
required.
The Chairperson and the committee continued to maintain regular contact with core supervisory authorities.
Risk Committee
Members in 2025 Meeting attendance Key responsibilities include:
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
Lukas Gähwiler 11/11
100%
William C. Dudley 11/11 100%
Julie G. Richardson 11/11 100%
Ad hoc committees
The Strategy Committee is an ad hoc committee, which holds meetings as and when required.
Its primary purpose is to
support the
BoD with
the assessment
of strategic
considerations. The
Strategy Committee
held one
meeting in
2025.
The Special Committee was an ad hoc committee, which
held meetings as and when required.
Its primary purpose was
to support the BoD with overseeing activities related to selected litigation matters. In 2025, the Special Committee held no meetings and was dissolved.

Annual Report 2025 |
Corporate governance and compensation | Corporate governance

Roles and responsibilities of the Chairman of the Board of Directors
At the
2025 AGM,
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
›
Refer to “Employees” in the “Our stakeholders” section of this report for information about our Pillars,
Principles and Behaviors
In 2025, the Chairman
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
After the 2025 AGM, Lukas
Gähwiler was re-appointed by the
BoD as Vice Chairman and has
held that post since 2022.
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
The
Senior
Independent
Director
enables
and
supports
communication
and
the
flow
of
information
among
the
independent BoD members. At
least twice a
year, he organizes and
leads a meeting of
the independent BoD members
without the participation of the Chairman. In 2025, two independent BoD meetings were held with a participation rate of
90%
and
an
average
duration
of
approximately
100
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
Our Organization
Regulations require
three-quarters of
the members
of the
BoD to
be independent.
For this
purpose,
independence is
determined in
accordance with
FINMA Circular
2017/1 “Corporate
governance –
banks” and
taking
into account the relevant NYSE rules.
›
Refer to the “Differences from corporate governance standards relevant to US-listed companies” section of this report for more information
In 2025, our BoD met the standards of the Organization Regulations for the percentage of directors who are considered
independent
under
the
criteria
described
above.
No
current
BoD
member
has
either
an
employment
contract
or
a
significant
business
connection
to
UBS
or
any
of
its
subsidiaries.
No
BoD
member
currently
carries
out
operational
management tasks within the Group. On 31 December 2025, except for the Vice Chairman, who was Chairman of UBS
Switzerland AG until April 2022, no BoD member has carried out operational management tasks within the Group over the past three years.
All relationships and transactions
with UBS Group AG’s independent
BoD members are conducted
in the ordinary course
of business
and are
on the
same terms
as those
prevailing at
the time
for comparable
transactions with
non-affiliated
persons. All relationships and transactions with BoD members’ associated companies are conducted at arm’s length.
›
Refer to “Note 29 Related parties” in the “Consolidated financial statements” section of this report for more information

Annual Report 2025 |
Corporate governance and compensation | Corporate governance

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
to
meet
changing
requirements.
Recent
nominations, including Gail
Kelly in 2024,
Renata Jungo Brüngger
and Lila Tretikov
in 2025, and
additional candidates
proposed in February
2026, reflect a
continuous process that
aims to strengthen
and ensure the
long-term and enhanced
composition of the Board.
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
With regard to
the composition of
the BoD after
the 2025 AGM,
the BoD members
thereof identified all
of the target
competencies as
being their
key competencies.
Particularly strong
levels of
experience and
expertise existed
in these
areas:
–
financial services;
–
risk management, compliance and legal; and
– finance, audit, accounting.
Furthermore, 10
of the
12 BoD
members have
held or
currently hold
chairperson, CEO
or other
executive board-level
leadership positions.
Moreover, we
consider the
continuous education
of our
BoD members
to
be an
important priority
and
support their
attendance
of
various
training
sessions.
In
addition
to
a
comprehensive
induction
program
for
new
BoD
members,
continuous training and topical deep dives are part of the BoD agenda.
Cybersecurity governance
Cybersecurity, as one of the
inherently highest and most rapidly
evolving non-financial risks, is a
key focus for the BoD.
It is
primarily covered at
the joint meetings
between the Risk
Committee and the
Audit Committee with
the Quarterly
Cyber Risk Updates.
These quarterly updates,
combined with dedicated
deep dives for the
full BoD, provide
the BoD with
assessments of the firm’s
cyber-risk posture, cyber-attack
surfaces and vectors and
security measures, cyber
maturity, and
associated improvement measures, as well as updates on the cybersecurity threat environment and lessons learned from
cybersecurity incidents across the globe and industries. Cyber risk is also covered in the quarterly Group Technology Risk
Taxonomies Report discussed at the Risk Committee.
›
Refer to “Risk governance” in the “Risk management and control” section of this report for information about our risk
governance framework
›
Refer to “Non-financial risk” in the “Risk management and control” section of this report for information about cybersecurity

Annual Report 2025 |
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
With the
close involvement
of the
BoD, the
GEB continues
to further
strengthen internal
succession planning
at UBS.
This
includes
the
early
identification
of
talents
and
their
systematic
development,
including
international
and
cross-
divisional rotations. The succession plans for the GEB and the management layers below it are managed under the lead
of the Group CEO and are reviewed and approved annually by the BoD.
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

Annual Report 2025 |
Corporate governance and compensation | Corporate governance

Information and control instruments with regard to the Group Executive Board
The BoD
is informed about
the GEB’s
activities in various
ways, including meetings
between the Chairman,
the Group
CEO and
GEB members.
At BoD
meetings the
Group CEO
and other
GEB members
provide updates
about significant
issues. The
BoD receives
reports about
major developments,
performance and
forecasts and
its members
are updated
between meetings
about highly
important matters.
The
Chairman reviews
the meeting
material and
minutes of
GEB
meetings. BoD members may
request from other
BoD or GEB members
any information about matters
that they need.
The
BoD
is
supported
with
its
responsibilities
by
Group
Internal
Audit,
which
independently
assesses
whether
risk
management, control and governance processes are designed and operating sustainably and effectively.
The
Head
Group
Internal
Audit
reports
directly
to
the
Chairman
and
the
function
has
a
reporting
line
to
the
Audit
Committee, as per our Organization Regulations. The Audit Committee assesses the independence and performance of the function and
the effectiveness of
both its Head
and its organization, approves
its annual audit
plan and objectives,
and monitors its delivery thereof.
Group Internal Audit issues quarterly and annual reports about significant audit results and key issues, as well as themes
and
trends,
based
on
individual
audits,
continuous
risk
assessment
and
issue
assurance.
The
reports
are
sent
to
the
Chairman, the Audit and
the Risk Committees, the
GEB and other stakeholders.
The function Head regularly
updates the
Chairman and
the Audit
Committee about
its activities,
processes, audit
plan execution,
resourcing requirements
and
other important developments.
›
Refer to “Group Internal Audit” in this section for more information
›
Refer to “Internal risk reporting” in the “Risk management and control” section of this report for information about reporting to
the BoD

Annual Report 2025 |
Corporate governance and compensation | Corporate governance

Group Executive Board
The BoD delegates the management of the business to the Group Executive Board (the GEB).
Responsibilities, authorities and organizational principles of the Group Executive Board
On 31 December
2025, the
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
In 2025, the GEB held a total of 27 meetings.
›
Refer to the Organization Regulations of UBS Group AG, available at ubs.com/governance , for more information about the authorities of the Group Executive Board
Changes to the Group Executive Board
On 24 October 2025, UBS announced a number of changes to the GEB, effective on 1 January 2026. As covered in the
BoD section, Markus Ronner stepped down as Group Chief Compliance and Governance Officer and will be nominated as a member
of the BoD
at the AGM
in April
2026. Michelle
Bereaux, previously
Group Integration
Officer, became
Group
Chief Compliance and Operational
Risk Control Officer. Beatriz
Martin took on the
role of Group Chief Operating
Officer
in addition
to her
existing responsibilities
and continued
to act
as President
EMEA. The
Governmental and
Regulatory
Affairs and
Group Security
functions, previously
part of
the Group
Compliance, Regulatory
and Governance
function,
now
reports
to
Group
CFO
Todd
Tuckner
and
Head
Group
Human
Resources
and
Corporate
Services
Stefan
Seiler,
respectively.
On 15
December 2025,
UBS announced
that Mike
Dargan had
decided to
step down
as Group
Chief Operations
and
Technology Officer
at the
end of
December to
pursue an
opportunity outside
of UBS.
The Group
Technology function
now reports to Beatriz Martin after she took up her new role as Group Chief Operating Officer on 1 January 2026.
The
biographies
below
provide
information
about
the
GEB
members
in
office
on
31 December
2025.
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
more
than
10
mandates
at
one
time
at
the
request
of
the
company
and
more
than
eight
mandates
in
associations,
charitable
organizations,
foundations,
trusts
and
employee
welfare
foundations
without
commercial
purpose.
On
31 December 2025, no member of the GEB reached the aforementioned thresholds.
Responsibilities and authorities of the Asset and Liability Committee
The Asset and Liability
Committee of UBS Group AG
(the GALCO) is responsible
for managing assets and
liabilities in line
with the strategy,
risk appetite, regulatory
commitments and the
interests of shareholders
and other stakeholders.
The
GALCO proposes the framework
for capital management,
capital allocation, and
liquidity and funding
risk, and proposes
limits and indicators for the Group to the BoD for approval. It oversees the balance sheet management of the Group, its business divisions and Group functions. In 2025, the GALCO held 12 meetings.
Management contracts
We
have
not
entered
into
management contracts
with
any
companies or
natural persons
that
do
not
belong to
the
Group.

Annual Report 2025 |
Corporate governance and compensation | Corporate governance

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

Annual Report 2025 |
Corporate governance and compensation | Corporate governance

George Athanasopoulos
Co-President Investment Bank,
member of the GEB since 2024
Nationality:
Greek and British |
Year of birth:
1969
George Athanasopoulos became
Co-President of the
Investment Bank in
2024. He jointly manages the Investment
Bank with Marco Valla across all
regions to ensure an
unparalleled global offering for
our client franchise.
Since joining
UBS in
2010, Mr.
Athanasopoulos
has held
various senior
roles, including Co-Head of Global Markets from 2020 to 2024 and Head of
Global
Family
and
Institutional
Wealth
from
2022
to
2024.
Before
joining
UBS
in
2010,
he
was
General
Manager
at
Eurobank
EFG
and
previously
worked
for
Barclays
Capital,
most
recently
responsible
for
Global Foreign
Exchange and
Global Emerging
Markets Distribution.
He
started
his
career
in
1992,
working
in
Europe
and
Asia
for
NatWest
Markets and Merrill Lynch.
Professional experience
2024 – date
Co-President of the Investment Bank,
UBS Group AG and UBS AG
2022 – 2024
Head Global Family and Institutional Wealth, UBS
2020 – 2024
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
Other activities and functions
– Member of the Executive Board of UBS AG
Michelle Bereaux
Group
Integration Officer until December 2025, Group Chief
Compliance and Operational Risk Control Officer since January
2026, member of the GEB since 2023
Nationality:
British and Trinidadian & Tobagonian
|
Year of birth:
1964
Michelle
Bereaux
was
appointed
Group
Chief
Compliance
and
Operational
Risk
Control
Officer
in
January
2026.
In
this
role,
she
is
responsible for developing
UBS’s risk management
and control framework
for
non-financial
risks
and
implementing
the
independent
control
framework for these non-financial risks. Ms. Bereaux has been at UBS for more than 25 years and has
held various leadership roles across
the firm.
She
has
been
a
member
of
the
GEB
since
2023
and
acted
as
Group
Integration Officer from 2023 to 2025
to integrate Credit Suisse into UBS.
Previously,
she
served
as
both
COO
and
UK
Country
Head
of
Asset
Management and, prior to that, as COO and Head HR for our Investment
Bank.
Professional experience
January 2026 –
date
Group Chief Compliance and Operational Risk Control
Officer, UBS Group
AG and Chief Compliance and
Operational Risk Control Officer,
UBS AG
2023 –
December 2025
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
Other activities and functions
– Member of the Executive Board of UBS AG

Annual Report 2025 |
Corporate governance and compensation | Corporate governance

Mike Dargan
Group Chief Operations and Technology
Officer, member
of the
GEB since 2021 (stepped down on 31 December 2025)
Nationality:
British |
Year of birth:
1977
Mike
Dargan
was
appointed
Group
Chief
Operations
and
Technology
Officer
in
2023
and
was
accountable
for
delivering
digital
platforms,
technology services, infrastructure and operations, including cybersecurity
and information security. until he stepped down in December 2025.
In his
role, he drove Group-wide innovative and emerging technology solutions
and
digitalization
and
delivered
technology
services,
tools
and
infrastructure,
including
cyber
protection
and
technology
security.
Previously,
he
was
Group
Chief
Digital
and
Information
Officer
(CDIO),
having lead Group Technology
since joining UBS in 2016. Prior to
joining
UBS, he
held various
senior roles
in technology,
corporate strategy
and
investment banking at Standard Chartered Bank, Merrill Lynch and Oliver
Wyman.
Professional experience
2023 –
December 2025
Group Chief Operations and Technology
Officer,
UBS Group AG, and Chief Operations and
Technology Officer,
UBS AG
2021 –
December 2025
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
– Member of the Board of the UBS Optimus Foundation
– Member of the Advisory Board of SCION Association
Aleksandar Ivanovic
President Asset Management, member of the GEB since 2024
Nationality:
Swiss |
Year of birth:
1976
Aleksandar Ivanovic was appointed
President Asset Management in 2024.
With
his
experience
and
broad
network
across
the
UBS
Group,
he
is
leading
the
Asset
Management
business
division
forward,
creating
an
even stronger
organization through
integration and
offering investment
capabilities and
investment styles
with industry-leading
capabilities on
a
truly global
scale. Before
joining the
GEB, he
was Head
Client Coverage
and Head of the Europe,
Middle East and Africa and
Switzerland regions
for Asset Management at UBS. Starting as
an apprentice at UBS in 1992,
he
has
worked
in
all
our
business
divisions
and
later
held
various
leadership roles at Credit Suisse and Morgan Stanley.
Professional experience
2024 – date
President Asset Management, UBS Group AG and
UBS AG
2019 – 2024
Head Region Europe, Middle East and Africa, Asset
Management, UBS
2018 – 2024
Head Client Coverage, Asset Management, UBS
2018 – 2024
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
Other activities and functions
– Member of the Executive Board of UBS AG
– Chairman of UBS Asset Management AG
– Chairman of UBS Asset Management Switzerland AG
– Member of the Board of the UBS Optimus Foundation

Annual Report 2025 |
Corporate governance and compensation | Corporate governance

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
2024
and
previously
Co-President
Investment Bank from
2018 to 2021.
Before that,
he was President
UBS
Securities LLC from 2015
to 2021. Prior to
joining UBS, he acquired
know-
how in investment banking as
an analyst and trader,
working for various
financial
institutions,
including
Morgan
Stanley,
Deutsche
Bank
and
AllianceBernstein.
Professional experience
2024 – date
Co-President Global Wealth Management and President
UBS Americas, UBS Group AG and UBS AG
2021 – 2024
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
– MBA, finance and statistics, the University of Chicago Booth School of
Business
Other activities and functions
– Member of the Executive Board of UBS AG
– Member of the Board of UBS Americas Holding LLC
– Chair of the Board of the UBS Optimus Foundation US
– Member of the Board of the American Swiss Foundation
Sabine Keller-Busse
President Personal & Corporate Banking and
President UBS Switzerland, member of the GEB since 2016
Nationality:
Swiss and German |
Year of birth:
1965
Sabine
Keller-Busse
was
appointed
President
Personal
&
Corporate
Banking
and
President
UBS
Switzerland
in
2021,
heading
the
leading
universal bank in Switzerland.
In her role, she oversees
our comprehensive
offering in
retail and
corporate and
institutional banking
in Switzerland,
selected financial services to businesses and financial institutions globally, and wealth management services to individuals in Switzerland, which are
provided
jointly
with
Global
Wealth
Management.
She
has
been
a
member of the GEB
since 2016 and has
served as Group COO, overseeing
technology,
operations, human
resources and
corporate services,
and as
President UBS Europe, Middle East and Africa.
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
Ph.D., economic sciences (Dr. oec.),
University of St. Gallen
Listed company boards
– Member of the Board of Zurich Insurance Group
Other activities and functions
– President of the Executive Board of UBS Switzerland AG
– Chairwoman of the Foundation Board of the Pension Fund of UBS
– Chairwoman of the Board of the UBS Optimus Foundation
– Member of the Board and Board Committee of Zurich Chamber of
Commerce
– Member of the Foundation Council of the UBS Center for Economics
in Society, University of Zurich
–
Member of the Board of Trustees
of the HSG Foundation (University
of St. Gallen)
–
Member of the Foundation Board of Deep Tech
Nation Switzerland
– Member of the Board of the University Hospital Zurich Foundation

Annual Report 2025 |
Corporate governance and compensation | Corporate governance

Iqbal Khan
Co-President Global Wealth Management and
President UBS Asia Pacific, member of the GEB since 2019
Nationality:
Swiss |
Year of birth:
1976
Iqbal
Khan
became
Co-President
Global
Wealth
Management
and
President
UBS
Asia
Pacific
in
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
CEO International Wealth
Management. He joined
Ernst &
Young in 2001,
where
he
held
numerous
leadership
positions
and,
upon
leaving
that
company, he served as lead
auditor of UBS.
Professional experience
2024 – date
President UBS Asia Pacific, UBS Group AG and UBS AG
2024 – date
Co-President Global Wealth Management, UBS Group
AG and UBS AG
2022 – 2024
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
– Member of the Executive Board of UBS AG
– Member of the Board of Directors of the European General Counsel
Association
– Member of the Legal Committee of the Swiss-American Chamber of
Commerce

Annual Report 2025 |
Corporate governance and compensation | Corporate governance

Beatriz Martin Jimenez
Group Chief Operating Officer since January 2026, Head Non-Core and Legacy and President UBS Europe, Middle East and Africa
since 2023, member of the GEB since 2023
Nationality:
Spanish |
Year of birth:
1973
Beatriz
Martin
Jimenez
became
Group
COO
in
January
2026,
with
the
Group Technology
function reporting to
her.
Since 2023, she
has served
as President UBS Europe, Middle East, and
Africa and Head Non-Core and
Legacy.
As
Group
COO,
her
responsibilities
encompass
developing
and
coordinating the Group-wide operational integration, driving Group-wide innovative technology
solutions and
digitalization, delivering
technology
services, and overseeing
technology enabled change
initiatives. The Group
COO
is
also
responsible
for
the
implementation
of
the
Group’s
sustainability
and
impact
strategy,
which
has
been
led
by
Ms.
Martin
Jimenez since 2024.
Her regional position
as President UBS
Europe, Middle
East and Africa involves promoting collaboration across business divisions
and
representing
UBS
throughout
the
region.
In
addition,
Ms.
Martin
Jimenez also
serves as
the Chief
Executive
for UBS
in the
UK. As
Head
Non-Core
and
Legacy,
she
focuses
on
managing
derisking
and
cost-
reduction efforts tied
to the integration proc
ess. Before joining
UBS, Ms.
Martin Jimenez held a variety of leadership roles in
fixed income sales and
trading at both Morgan Stanley and Deutsche Bank.
Professional experience
January 2026 –
date
Group Chief Operating Officer; UBS Group AG and
Chief Operating Officer, UBS
AG
2023 – date
President UBS Europe, Middle East and Africa, UBS
Group AG and UBS AG
2023 – date
Head Non-core and Legacy,
UBS Group AG and UBS
AG
2019 – date
UK Chief Executive, UBS AG London Branch
2024 – 2026
UBS GEB Lead for Sustainability and Impact, UBS
Group AG (transitioned to Group COO responsibilities
in 2026)
2022 – 2023
Chief Transformation Officer,
UBS Group AG
2020 – 2023
Group Treasurer,
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
– Erasmus Exchange programme, Hochschule für Bankwirtschaft,
Frankfurt
Other activities and functions
– Member of the Executive Board of UBS AG
– Member of the Board of Directors and President of the Executive
Board of UBS Business Solutions AG (as of February 2026)
– Member of the Supervisory Board of UBS Europe SE
–
Member of the Board of Directors of Credit Suisse International
Markus Ronner
Group Chief Compliance and Governance Officer,
member of the
GEB since 2018 (stepped down on 31 December 2025)
Nationality:
Swiss |
Year of birth:
1965
Markus Ronner
has served
as Group
Chief Compliance
and Governance
Officer from
2018 to
December 2025,
overseeing compliance,
financial
crime
prevention
and operational
risk
control
as
well as
regulatory
and
governance functions
at the
Group level.
In more
than 40
years at
UBS,
he
acquired
deep
expertise
across
businesses
and
in
non-financial
risk
management and control. In that
time, Mr. Ronner held a variety of
senior
positions across the firm, including managing the Group-wide too-big-to-
fail program, COO
Wealth Management & Swiss
Bank, Head Products
and
Services of Wealth Management & Swiss Bank, COO Asset Management,
and
Head
Group
Internal
Audit.
From
2022
until
2023,
he
served
as
Chairman of UBS Switzerland AG, the leading Swiss universal bank.
Professional experience
2018 –
December 2025
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
Education
– Swiss Banking Diploma
Other activities and functions
– Member of the Executive Board of UBS AG

Annual Report 2025 |
Corporate governance and compensation | Corporate governance

Stefan Seiler
Head Group Human Resources and Corporate Services,
member of the GEB since 2023
Nationality:
Swiss |
Year of birth:
1974
Stefan Seiler was
appointed Head Group
Human Resources and
Corporate
Services in 2023. In this
role, he manages the
people, real estate, vendor
management,
communications,
branding
and
marketing,
and
security
functions that support
the firm’s long-term
success. Since joining
UBS in
2011,
he
has
held
several
key
leadership
roles,
including
Head
HR
for
Switzerland and Group Functions, Global
Head Talent and Recruiting, and
Group
Head
HR
since
2018.
He
started his
career
at
the
Swiss
Military
Academy at the Swiss Federal Institute of Technology (ETH) Zurich, where he later returned as Department Head of Leadership and Communication after
broadening
his
experience
in
the
financial
sector
at
Credit
Suisse
from 2002
to 2006.
He has
worked in
Switzerland, the
UK, the
US and
Singapore.
Professional experience
2023 – date
Head Group Human Resources and Corporate Services,
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
– Member of the Board of the UBS Optimus Foundation
– Member of the Foundation Board of the Pension Fund of UBS
– Member of the Foundation Council of the UBS Center for Economics
in Society, University of Zurich
– Chairman of the Foundation Board of the Swiss Finance Institute
– Member of the IMD Foundation Board
– Adjunct Professor for Leadership and Strategic Human Resource
Management, Nanyang Technological
University (NTU), Singapore
Todd
Tuckner
Group Chief Financial Officer,
member of the GEB since 2023
Nationality:
American (US) |
Year of birth:
1965
Todd Tuckner
became Group CFO in 2023. In January 2026, he also took
over
responsibility
for
overseeing
the
Group’s
governmental
and
regulatory
affairs,
including
developing
and
maintaining
the
Group’s
recovery
and resolution
plans.
As Group
CFO, he
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
–
MBA, accounting, New York University
Other activities and functions
– Member of the Executive Board of UBS AG
– Member of the Financial Services Chapter Board of the Swiss-
American Chamber of Commerce

Annual Report 2025 |
Corporate governance and compensation | Corporate governance

Marco Valla
Co-President Investment Bank, member of the GEB since 2024
Nationality:
American (US) |
Year of birth:
1972
Marco
Valla
became
Co-President
of the
Investment
Bank
in 2024
and
Head
of
Global
Banking
in
September
2025.
He
jointly
manages
the
Investment Bank with
George Athanasopoulos across all
regions to ensure
an
unparalleled
global
offering
for
our
client
franchise.
He
began
his
career
at
Credit
Suisse
First
Boston
in
1994
as
an
Investment
Banking
analyst,
before
working
for
Lehman
Brothers
and
Barclays.
During
his
tenure
at
Barclays,
he
was
the
Global
Head
of
Technology,
Media
and
Telecommunications
(TMT)
and
Consumer
Retail
Investment
Banking,
overseeing
the
coverage
of
technology,
media,
telecommunications,
consumer
and
retail
clients,
and
a
member
of
the
Investment
Banking
Management Committee.
Professional experience
2024 – date
Co-President of the Investment Bank, UBS Group AG
and UBS AG
September 2025 –
date
Head of Global Banking
2023 – 2024
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
Group Chief Risk Officer,
member of the GEB since 2024
Nationality:
Swiss |
Year of birth:
1972
Damian
Vogel
was
appointed
Group
Chief
Risk
Officer
in
2024
and
is
responsible
for
the
development
of
the
Group’s
risk
management
and
control framework
for various risk
categories and the
implementation of
its independent
control frameworks.
Since joining
UBS in
2010, he
held
various risk-related
leadership roles
across
Global Wealth
Management,
Personal &
Corporate Banking
and the
Switzerland region
before being
appointed
Chief
Risk
Officer
for
Credit
Suisse
and
Group
Risk
Control
Head of
Integration in
2023. Previously,
he worked
for Credit
Suisse as
Credit Risk Manager and Head Structured Lombard Solutions.
Professional experience
2024 – date
Group Chief Risk Officer,
UBS Group AG and Chief Risk
Officer, UBS AG
2023 – 2024
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
Other activities and functions
– Member of the Executive Board of UBS AG
– Member of the Board of Directors of UBS Switzerland AG
– Member of Foundation Board of the International Financial Risk
Institute

Annual Report 2025 |
Corporate governance and compensation | Corporate governance

Change of control and defense measures
Our Articles
of Association
(the AoA)
do not
provide any
measures for
delaying, deferring
or preventing
a change
of
control.
Duty to make an offer
Pursuant to the Swiss
Federal Act on Financial
Market Infrastructures and
Market Conduct in Securities
and Derivatives
Trading
of 19 June 2015,
anyone who has
acquired (whether directly,
indirectly or
acting in concert
with third
parties)
more than
33
1
⁄
3
% of
all voting
rights of
a company
with at
least one
class of
equity securities
listed on
a Swiss
stock
exchange, whether
such rights
are exercisable
or not,
is required
to submit
a takeover
offer to
acquire all
other listed
equity securities of such company. We have not elected to change or opt out of this rule.
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
BoD
supervises
the
effectiveness of audit work.
›
Refer to
“Board of Directors”
in this section for more information about the Audit Committee
External independent auditors
The 2025 Annual General Meeting (the AGM) re-elected Ernst & Young Ltd
(EY) as auditors for the Group for the 2025
financial year. EY
assumes virtually all
auditing functions according
to laws, regulatory
requests and the
AoA. In
2025,
Isabelle Santenac became
the EY lead
partner in charge
of the UBS
Group financial and
regulatory audits and
the lead
audit partner for the Group financial
statement audit, with an incumbency
limit of five years. Since 2023,
Robert Wadley
has been a partner on
the financial statement audit, and
in 2025 he became the
co-signing partner, with an incumbency
limit of seven years. In 2021, Hannes Smit became the Lead Auditor to the Swiss Financial Market Supervisory Authority
(FINMA),
with an
incumbency limit of
seven years.
Daniel Martin
has been
the co-signing
partner for
the FINMA
audit
since 2019, with an incumbency limit of seven years. Mr. Martin will be succeeded in 2026 by Martin Waurick, who will assume the role of co-signing partner for the FINMA audits, with an incumbency limit of seven years.
During 2025, the Audit Committee held 12 meetings with the external auditors.

Annual Report 2025 |
Corporate governance and compensation | Corporate governance

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
in 2025
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
In addition, EY received USD 53m in 2025
(USD 52m in 2024) for services performed on
behalf of our investment funds,
many of which have independent fund boards or trustees.
Fees paid to EY
UBS Group AG and its subsidiaries paid the following fees (including expenses) to EY.
For the year ended
USD m 31.12.25 31.12.24
Audit
Global audit fees
100
121
Additional services classified as audit (services required by law or statute, including work of a non-recurring nature mandated by regulators)
51
24
Total audit
151
145
Non-audit
Audit-related fees
20
18
of which: assurance and attestation services
13
14
of which: control and performance reports
7
5
of which: consultation concerning financial accounting and reporting standards
0
0
Tax fees
2
3
All other fees
0
1
Total non-audit
22
22
Special auditors for potential capital increases
At
the
AGM
on
24 April
2024,
BDO
AG
was
reappointed
as
special
auditors
for
a
three-year
term
of
office.
Special
auditors provide audit opinions in connection with potential capital increases independently from other auditors.
Group Internal Audit
Group
Internal
Audit
performs
the
internal
auditing
role
for
the
Group.
It
is
an
independent
function
that
provides
expertise and
insights to
confirm controls
are
functioning correctly
and highlight
where
UBS needs
to better
manage
current
and
emerging
risks.
In
2025,
Group
Internal
Audit
operated
with
an
average
headcount
of
775
full-time
equivalent employees.

Annual Report 2025 |
Corporate governance and compensation | Corporate governance

Group Internal
Audit supports
the BoD
in discharging
its governance
responsibilities by
taking a
dynamic approach
to
audit, issue assurance and risk
assessment, confirming where controls are
functioning well and highlighting where
UBS
needs to better manage current and emerging risks. By doing
so, it drives action to prevent unexpected loss or
damage
to the firm’s reputation. To support
the achievement of UBS’s objectives,
Group Internal Audit independently, objectively
and systematically assesses the:
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
– internal controls, specifically whether they are commensurate with the approved risk appetite;
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
In addition, Group
Internal Audit provides
independent assurance on
the effective and
sustainable remediation of
control
deficiencies within its
mandate, taking a
prudent and conservative
risk-based approach and
assessing at the
issue level
whether the root cause and the potential exposure for
the firm have been holistically and sustainably addressed.
Group
Internal Audit also
cooperates closely with
risk control functions
and internal and
external legal advisors
on investigations
into major control issues.
To
ensure
Group
Internal
Audit’s
independence
from
management,
the
Head
Group
Internal
Audit
reports
to
the
Chairman of the BoD and to the Audit Committee, which assesses annually whether Group Internal Audit has sufficient resources to perform
its function, as
well as its
independence and performance. In
the Audit Committee’s
assessment,
Group Internal Audit
is sufficiently
resourced to
fulfill its mandate
and complete
its auditing
objectives. Group
Internal
Audit’s role, position, responsibilities and accountability are set out in our Organization Regulations and the Charter for
Group
Internal
Audit,
available
at
ubs.com/governance.
Group
Internal
Audit
has
unrestricted
access
to
all
accounts,
books, records,
systems, property
and personnel,
and must
be provided
with all
information and
data that
it needs
to
fulfill its
auditing responsibilities.
Group Internal
Audit also
conducts special
audits at
the request
of the
Audit Committee,
or other BoD members, committees or the Group CEO in consultation with the Audit Committee.
Group Internal Audit enhances
the efficiency of its
work through coordination and
close cooperation with the
external
auditors.
Information policy
We provide regular information to our shareholders and to the wider financial community.
Financial reports for UBS Group AG are expected to be published on the following dates:
First quarter 2026 29 April 2026
Second quarter 2026 29 July 2026
Third quarter 2026 28 October 2026
The annual general meetings of the shareholders of UBS Group AG will take place on the following dates:
2026 15 April 2026
2027 8 April 2027
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

Annual Report 2025 |
Corporate governance and compensation | Corporate governance

We make our publications available to
all shareholders simultaneously to provide them
with equal access to our financial
information.
Our annual
and quarterly
publications are
available in
a fully
digital and .pdf
format at
ubs.com/investors
, under
“Financial
information”. We no
longer provide printed
copies of our
Annual Report and
our Compensation Report
in any language.
›
Refer to ubs.com/investors
for a complete set of published reporting documents and a selection of senior management industry conference presentations
›
Refer to the
“Information sources”
section of this report for more information
›
Refer to
“Corporate information” and “Contacts”
in this report for more information
Financial disclosure principles
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
,
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
and the Group
Controller. Based on
that evaluation, and
reflecting the determination
that our internal
control over financial
reporting was effective
as of 31 December
2025, the Group
CEO and the
Group CFO concluded
that our disclosure controls and procedures were effective as of 31 December 2025.
No significant changes
have been made
to our internal
controls or to
other factors that
could significantly affect
these
controls subsequent to the date of their evaluation.
›
Refer to the
“Consolidated financial statements”
section of this report for more information

Advisory vote |
Corporate governance and compensation | Compensation

Compensation

194
Compensation
197
2025 key compensation themes
200
Say-on-pay
201
Compensation philosophy and governance
206
Compensation for GEB members
214
Group compensation
221
Compensation for the Board of Directors
224
Supplemental information

Advisory vote |
Corporate governance and compensation | Compensation

Compensation
Julie G. Richardson
Chairperson of the
Compensation Committee
of the Board of Directors
Dear Shareholders,
The
Board
of Directors
(the BoD)
and
I
wish
to
thank you
for
your support
once again
at
last year’s
Annual General
Meeting (the AGM) and for sharing your views on our compensation practices over the past year.
Throughout 2025, the BoD
Compensation Committee continued
to oversee the compensation
process, aiming to
ensure
that
reward
reflects
performance,
risk-taking
is
appropriate
and
employees’
interests
are
aligned
with
those
of
our
stakeholders. Following these reviews, we
concluded that our compensation
framework remains well suited
to support
us in
achieving our
ambitions for
the Group
and that
it provides
strong alignment
with shareholders’
interests. As
the
Chairperson of the Compensation Committee, I am pleased to present our Compensation Report for 2025.
Key achievements highlight the power of our globally diversified business model
In
2025,
we
delivered
excellent
financial
performance,
demonstrating
strong
client
relationships
and
our
franchise
strength
as
we
captured
client
momentum
and
drove
revenue
growth.
We
helped
clients
navigate
an
unpredictable
market environment while making significant
progress on one of the
most complex integrations in banking
history and
facing
ongoing
regulatory
uncertainty
in
Switzerland.
Our
Group
invested
assets
rose
15%
compared
with
2024,
exceeding the USD 7trn mark for the first time.
As a key pillar of our strategy,
our balance sheet remains strong, as we
continue to make further progress on integration
while creating value by
capturing long-term growth opportunities. Our
risk aware approach and
highly robust business
model is reflected in the Group’s loan-to-deposit ratio of 83% and low credit risk.
We also maintained our commitment to being a reliable partner for the Swiss economy. We granted or renewed around
CHF 80bn of loans during 2025.
Throughout the year, we continued to
support clients and the communities where
we
live
and
work,
while
further
investing
in
talent
and
capabilities.
This
includes
artificial
intelligence,
where
we
have
transformational projects that
are designed
to bolster our
operational resilience, enhance
client experience and
unlock
higher levels of efficiency and effectiveness across
the organization. We remain firmly focused on
disciplined execution,
bringing the
full power
of UBS
to our
clients and
investing to
sustain growth momentum,
supporting continued value
creation in the years ahead.
On track to substantially complete the integration of Credit Suisse by the end of 2026
This year
will be an
important
milestone
in our integration
progress
with complex
tasks at hand
and focus
on fully realizing
the combined synergies resulting
from the
integration of Credit
Suisse. Building on
our success
in 2023
and 2024,
we
continued
to make
excellent
progress
on the
integration,
which we
expect to
substantially
complete
by the
end of
2026. By
the end of 2025,
85% of Swiss-booked
accounts had
been migrated,
and the migration
of Personal
& Corporate Banking
client accounts was
substantially
complete. We remain
on track to complete the Swiss-booked
account migrations
by the
end of the first
quarter of 2026.
In addition,
we have completed
the integration
of Asset Management,
including the
final
portfolio
migrations
onto UBS platforms.
In 2025,
we realized
an additional USD 3.2bn
in gross
cost savings.
Cumulative gross cost
savings at
the end
of 2025
amounted to
USD 10.7bn compared with
the 2022
combined cost
base of
UBS and
Credit Suisse. We
have identified
additional
synergies that
have enabled
us to increase
our ambition
for annualized
exit rate gross
cost savings
by the end of
2026 from
around USD
13bn to approximately
USD 13.5bn.
At the end of 2025, our Non-core and Legacy
business division
had reduced its risk weighted
assets (RWA) by 67% since
the second quarter of 2023
and its underlying operating expenses excluding litigation by approximately 80%
compared
with the
full-year 2022 combined baseline.
We achieved our
ambition to reduce
credit and
market risk RWA
to below
USD 8bn,
and we are
well positioned
to meet our
ambition of
around USD
4bn by the
end of 2026.
Leadership Development
Over the
last few
years, significant
progress
has been
made in
developing
the depth
of key
talent at
senior
leadership
levels.
Our Group
Chief Executive
Officer (the
Group CEO)
has successfully
adjusted
the composition
of the
Group
Executive
Board
(the GEB) in
line with
the future strategic demands,
as well
as making
several proactive moves that
have increased
the
strength of
our senior
leadership.

Advisory vote |
Corporate governance and compensation | Compensation

These
changes
have
supported
the success
of both
our operational
and integration
initiatives
while
also
enhancing
capability
through
internal
mobility
and exposure
in the
organization.
This concerted
effort to
develop
senior leadership
has produced
an even stronger
and more cohesive
senior leadership
team and
GEB.
Financial performance
Underlying profit
before
tax
excluding litigation
increased in
all
core
regions, demonstrating the
power
of
our
global
franchise
and positioning
the firm for
continued
success. Net
profit attributable
to shareholders
was USD 7,767m,
up 53%
YoY.
During 2025,
we successfully
resolved several
significant
legal matters.
Underlying revenues from our
core businesses increased 8%,
reflecting the enduring advantages
of our diversified global
platform and
broad-based client
momentum amid
constructive markets.
Underlying revenues
in Non-core
and Legacy
decreased
by
USD 1,455m
from
2024,
driven
by
the
progress
by
that
division
in
significantly
reducing
the
size
of
its
portfolio.
Commitment to return capital to shareholders
We remain committed
to maintaining a
balance sheet for
all seasons. Our
capital position was
further strengthened in
2025.
Both
our
common
equity
tier 1
(CET1)
capital
ratio
(14.4%)
and
our
CET1
leverage
ratio
(4.4%)
remained
comfortably above our guidance of ~14% and >4.0%, respectively.
Our business momentum
further supported our
capital position, enabling
us to
deliver on our
capital return plans.
For
2025, the BoD plans
to propose a dividend
to UBS Group AG
shareholders of USD 1.10
per share, an increase
of 22%
YoY.
In 2025, we completed
our planned share
repurchases of USD 3bn.
In 2026, we
intend to repurchase
USD 3bn of shares,
with the aim to do more. The amount of additional repurchases is subject to further clarity around the future regulatory regime in Switzerland, our financial performance and maintaining a CET1 capital ratio of ~14%.
2025 Group performance award pool
For 2025, the
Group performance award
pool was determined
based on financial
performance, along with
consideration
of other non-financial
factors, such as
specific focus on
risk management, achieving
of strategic objectives
and market
position and trends. As a result, the
overall pool of USD 5.1bn reflects our strong
financial performance compared with
2024,
the
progress
with
the
integration
and
the
resolution
of
litigation
matters,
as
well
as
market-competitive
considerations.
In line with
our long-standing approach, our
pool determination includes
consideration of the
impact of both
financial
and non-financial risk (including reputation)
matters. We further consider the
firm’s risk profile and culture,
the extent to
and the success of risk reduction initiatives at a
pool level. In 2025, we reviewed certain significant events in detail with
respect
to
individual
accountability
and
performance
and
compensation
outcomes,
including
individual
disciplinary
consequences where relevant.

Advisory vote |
Corporate governance and compensation | Compensation

Compensation
decisions
continued
to
be
guided
by
our
robust
pay-for-performance
philosophy,
ensuring
significant
differentiation of compensation that reflects individual
and business performance. This is essential
to support driving our
high performance culture,
as well as
attracting and retaining
a talented workforce
that delivers on
our integration and
strategic objectives.
Compensation for each GEB member is based on
a robust assessment of their financial and non-financial performance, which is
predominantly based
on the
achievements relative
to concrete
quantitative and
measurable key
performance
indicators. Awards for 2025 reflect
the outstanding performance of the
GEB, including the Group CEO,
in the context of
excellent
overall
Group
performance,
significant
progress
on
our
integration
and
the
resolution
of
legacy
litigation
matters.
Continuity of our overall compensation framework
Since 2012,
our
compensation framework
has
been
fundamentally consistent
and is
considered well
established
and
tested over
time. After
a careful
review of
investor feedback
and competitive
practice, the
Compensation Committee
confirmed that our
Total Reward Principles
and overall compensation
framework continue to
support the alignment
of
compensation with the execution
of our strategy, sustainable
performance and the delivery
of our integration objectives.
Overall,
the
GEB
compensation
framework
remains
consistent
with
prior
years.
With
respect
to
the
Group
CEO,
the
significant deferral level, structure and vesting schedule over five years remain unchanged.
For the
other GEB
members, the
vesting schedule also
remains unchanged.
We have
aligned the
deferral level
toward
the competitive
market, introducing
an approach
where deferral
levels increase
progressively with
higher performance
award levels, as well as differentiating
the deferral mix between the Long-Term
Incentive Plan (the LTIP) and
the Deferred
Contingent Capital Plan.
This
approach
provides
greater
potential
for
deferral
into
the
LTIP,
which,
coupled
with
our
significant
GEB
share
ownership requirements, supports
strong long-term alignment
with our strategy
and shareholder interests.
We believe
our revised deferral regime continues to be more
stringent than the competitive market, with deferral levels
and delivery
schedules that exceed those typically observed in the industry.
Regarding our
LTIP awards
granted for
2025 performance,
we have
reviewed our
three-year average
(2026 through
2028)
reported
return
on
CET1
(RoCET1)
performance
metric
to
appropriately
incentivize
management
to
deliver
on
our
evolving
return
ambitions
reflecting
our
progress
on
the
integration.
We
have
therefore
increased
the
RoCET1
performance range to require higher return levels for vesting:
–
the required performance threshold for the
minimum payout has been raised to
8%, compared with 7.5% last year;
and
–
the required performance for a maximum payout has been increased to 16%, compared with 14% last year.
Resolution of the French cross-border matter and impact on GEB deferred compensation
In 2019, the
Compensation Committee
determined that up
to 30% (CHF 7.9m)
of the 2019
LTIP awards for
relevant GEB
members and the share award
of the former Chairman
would remain at risk and
held back from delivery
until the French
cross-border matter
was resolved.
Following its
resolution and
the better
outcome relative
to the
previously disclosed
potential outcomes, the
Compensation Committee
applied a fact-based
reduction to the
final value of
the award of
10%
of the shares at risk.
As previously disclosed in the
2019 Compensation Report, the reduction
is based on the final
cost
associated
with
the
resolution
of
the
matter,
ensuring
compensation
outcomes
reflected
the
final
impact.
The
Compensation
Committee
also
concluded
that
there
was
no
new
information
that
would
have
impacted
our
compensation decision in 2019.
These mechanisms underscore UBS’s commitment to aligning management accountability with shareholder interests.
The 2026 Annual General Meeting
At the 2026 AGM on 15 April, we will seek your support on the following compensation-related items:
–
the maximum aggregate amount of compensation
for the BoD for the period
from the 2026 AGM to the 2027
AGM;
–
the maximum aggregate amount of fixed compensation for the GEB for 2027;
–
the aggregate amount of variable compensation for the GEB for 2025; and
–
shareholder endorsement in an advisory vote for this Compensation Report.
On behalf of
the Compensation Committee and
the BoD, I
thank you again
for your feedback
and we respectfully
ask
for your continued support at the upcoming AGM.
Julie G. Richardson
Chairperson of the Compensation Committee of the Board of Directors

Advisory vote |
Corporate governance and compensation | Compensation

2025 key compensation themes
The feedback that we seek from
our shareholders about compensation-related topics is very
important to us, as we are
committed
to
maintaining
a
strong
link
between
the
interests
of
our
employees
and
those
of
our
shareholders.
We
continued
engaging
with
shareholders
during
2025
and
received
overall
positive
feedback
about
our
compensation
framework. The below summarizes key compensation themes for 2025 and provides answers to the questions we most frequently receive from shareholders.
Summary of 2025 key compensation themes / responses to frequently asked questions
How does UBS reflect environmental and sustainability themes in the compensation determination process?
Environmental and sustainability objectives continue
to be an integral part
of our compensation determination process.
Since 2011
we have
embedded environmental,
social and
governance (ESG)-related
objectives in
our Pillars
and Principles,
and since
2021 we
have explicit
sustainability-related objectives
in the
non-financial goal
category of
the Group
Chief
Executive Officer and Group Executive
Board (GEB) scorecards. Over time,
we have refined our approach; for
example, in
2023 we enhanced the GEB scorecard
by establishing separate categories for Environmental
and Sustainability as well as
People and Governance. These
categories are unchanged since
2023. This structure, with
two out of five
non-financial
categories
covering
ESG-related
objectives,
underscores
the
importance
and
impact
of
sustainability
on
GEB
compensation. All five non-financial categories are equally weighted (6% per category) and have a combined weight of
30% in the GEB performance assessment. This provides a combined weight of 12% for ESG-related themes.
For the
2025 performance
assessment of
the GEB,
we maintain
our strong
focus on
supporting our
clients’ activities
related to the environment and sustainability. The following achievements demonstrate the strong progress made in this
area:
–
we exceeded our
ambition of raising
USD 400m per annum
in donations (including
UBS matching contributions)
by
2027 with the UBS Optimus network of foundations raising USD 472m in such donations in 2025; and
–
we
exceeded our
ambition
of
20%
with
23.4%
of
Asset
Management’s fund
offering
globally
being
sustainable-
investing products, providing choice for clients (over a three-year rolling basis).
In addition,
we achieved
a top
quartile position
versus direct
peers in
three key
ESG ratings
in 2025.
Furthermore, the
following achievements demonstrate our
2025 progress to
reducing our scope 1
and 2 emissions
to net zero
by 2035,
as well as delivering against our lending sector decarbonization and financed emissions reduction targets:
– scope 1 and market-based scope 2 emissions reduced by 48% compared with 2023 baseline;
– absolute own energy consumption reduced by 19% compared with 2023 baseline;
–
reduced emissions
intensity associated
with in-scope
lending compared
with 2021
levels –
Swiss commercial
real estate
down 10%,
Swiss residential
real estate
down 15%,
power generation down
55%, iron
and steel
down 14%, and
cement down 4%; and
–
reduced absolute
financed emissions
associated with
in-scope lending
for fossil
fuels by
83% compared
with 2021
baseline.
How does UBS support pay fairness?
We pay for
performance, and we
take pay equity
seriously. Across all
our locations, we
apply the same
fair pay standards,
reinforced by annual reviews
of our approach and
policies in line with
established equal pay methodologies.
In 2025, our
statistical pay
gap analyses
reaffirmed that
pay differences
between male
and female
employees in
similar roles
across
our core financial
hubs remained below
1%, a difference
consistent with that
for 2024. If
we find any
gaps not explained
by business or by
appropriate employee factors, such
as role, responsibility, experience,
performance or location, we
look
at the root causes and address them.
›
Refer to the “Compensation philosophy and governance” section of this report for more information about pay fairness
›
Refer to the “People and culture make the difference“ section of the UBS Group Sustainability Report 2025, available under
“Annual reporting” at ubs.com/investors , for more information about workforce inclusion
How is UBS supporting employees during the ongoing integration period?
We are committed to being a responsible employer. We promote employee health and well-being, and, where possible, we offer
flexible working
arrangements. Social, physical,
mental and
financial well-being
elements are
woven into
our
HR policies and practices. For example, our support for employee well-being includes a range of programs, benefits and workplace resources, along
with specialized eLearning
curriculums and toolkits
to help employees
better manage their
health, foster well-being and
strengthen their resilience. A
dedicated well-being portal
consolidates our global offering
and promotes regional networks, initiatives and resources.
To support employees during the integration,
UBS offers a wide range
of well-being sessions with internal and
external
experts on the themes of resilience, growth mindset, dealing with uncertainty and burnout prevention. Employees have
ongoing access to confidential support from our global Employee Assistance and Care Programs.

Advisory vote |
Corporate governance and compensation | Compensation

Should
business
or
organizational
circumstances
arise
that
lead
to
employee
redundancy,
we
offer
professional
reorientation services with
a focus
on redeployment within
UBS. We also
have extensive action
plans for
redundancies
that include provision for coaching services, reskilling programs, placements and / or redundancy payments.
›
Refer to the “Health and Safety Statement”, available at ubs.com/sustainability-reporting , for information about UBS’s health and safety statement
›
Refer to ubs.com/employees
for more information about benefits and assistance
How does the 2025 Long-Term Incentive Plan work and what does the grant level of 50% of the maximum opportunity mean?
Consistent with our approach applied in
2023 and 2024, a portion of
variable compensation granted to a broad
group
of senior leaders (including the GEB) is deferred into
our Long-Term Incentive Plan (the LTIP) award. The LTIP
is an equity-
based award and the final value is subject to performance conditions as well as share price development. The 2025 LTIP continues with
the same
two equally
weighted performance
metrics (reported
return on
common equity
tier 1
capital
(RoCET1) and relative total shareholder return (rTSR)), which are assessed over a three-year performance period.
At grant, the value of the
deferred portion is converted into
an initial allocation of shares based
on the grant share price.
This initial
share allocation
represents 50%
of the
maximum opportunity,
which is
capped at
100%. The
final performance
outcome will range from 0% to 100% of this maximum, subject to the outlined performance conditions.
If the final performance outcome
is 50%, the participant would
receive exactly the initially allocated
shares, which is also
the same number of shares as for an individual who deferred compensation into equity shares.
Each participant has the potential to
double the number of shares initially
allocated, if reported RoCET1 over the three-
year performance period is at or above 16% and relative total shareholder return (rTSR) is 25 percentage points or more above the peer group index.
Similarly, each participant would lose
100% of the allocated shares
if reported RoCET1 over
the three-year performance period is less than 8% and rTSR is below the peer group index by more than 25 percentage points.
The
initial
share
allocation
at
50%
of
the
maximum
opportunity
is
not
a
share
price
discount
but
rather
reflects
the
inherent risk of losing 100% of the initially allocated shares.
›
Refer to “2025 Group performance outcomes” in the “Group compensation” section of this report for more information
Illustrative example
An employee receives a deferral
of compensation into an LTIP
award with a value of
CHF 100,000 granted at a share
price of CHF
32.924 per share
(based on
the average
closing price
of UBS shares
over the last
ten trading
days leading
up
to
and
including
the
award
date
in
February).
This
represents
the
award
allocation
of
50%
of
the
maximum
opportunity. The actual LTIP value at the end of the performance period may vary between:
–
CHF 0, i.e. no value,
if the achievement level
of the performance metrics
at the end of
the three-year performance
period produce a weighted outcome that is below 33%; and
–
CHF 200,000, if
the achievement
level of
the performance
metrics at
the end
of the
three-year performance
period
produce a weighted outcome that is at or above 100%, assuming no change in share price.
Ultimately, the
value
of
the
deferral at
the end
of
the performance
period
is
determined by
consideration of
the
performance achievement coupled with
share price development (positive
or negative). In this manner,
management
is incentivized to deliver on strategy, integration
targets and financial objectives and to
drive long-term growth while
also being fully aligned with shareholders on share price development and relative shareholder returns.
What is the achievement level of the LTIP granted in 2023 for 2022 performance?
The performance award granted
in 2023 for the
2022 financial performance
year (the 2022 LTIP)
to members of the
GEB
was in part delivered through the
LTIP award. This award has been
designed to support alignment of compensation
with
the execution of our strategy, financial performance and long-term growth.
The
performance
metrics
of
the
2022
LTIP
are
average
reported
RoCET1
and
rTSR,
both
measured
over
a
three-year
performance period from 2023 to 2025.
In
2022,
when
the
Compensation
Committee
set
the
relevant
performance
range
of
the
reported
RoCET1
metric
(i.e. 8%–18% for the performance period 2023–2025), it
considered several factors including our strategic plan,
which
at
that
time
reflected
a
communicated
reported
RoCET1
target
range
of
15%–18%.
However,
the
acquisition
and
integration of the Credit Suisse Group significantly impacted the financial results of UBS during the performance period
of the 2022 LTIP.
Against this
background, the
Compensation Committee has
carefully considered these
integration-related aspects and
made the following adjustments to the reported RoCET1 for 2023, 2024 and 2025 in order to determine the 2022 LTIP
achievement level
in line
with our
strict pay-for-performance
approach and
to remove
both the
positive and
negative
impacts related to the integration.

Advisory vote |
Corporate governance and compensation | Compensation

–
For the assessment
of the 2023
RoCET1 outcome, as
already communicated in
the Compensation Report
2023, we
used UBS sub-group
results as a
starting point and
excluded the positive
and negative one-time
financial impacts of
the acquisition of the Credit Suisse Group (such as the negative goodwill, or gain, of USD 27.7bn for 2023).
–
For the assessment of the 2024 and 2025 RoCET1
outcomes, we used UBS Group results and applied an adjustment based on a review of the
plans before and after the integration
in order to align the RoCET1
performance relative to
the plan applicable at the time of grant.
The Compensation Committee has consistently applied the adjustment approach outlined above for the RoCET1 metric.
As disclosed in 2023 and 2024, these adjustments reduced the three-year average RoCET1 metric outcomes and overall achievement levels
of the
2020 and
2021 LTIP
awards. For
the 2022
LTIP, the
Committee applied
the same
consistent
approach, which resulted in a negative impact to the three-year average RoCET1 metric, which nonetheless still resulted in a 100% achievement level. No
adjustments were made to the rTSR
metric, which is –17.45 percentage points below
the index, resulting in a rTSR achievement level of 43.12%.
Consequently, the
combined achievement
level of
the 2022
LTIP resulted
in 71.56%
of the
maximum opportunity
(100%),
aligned with
the grant
fair value
of 71.45%
in 2022.
This outcome
is 21.8 percentage
points below
the achievement
level of
the 2021
LTIP, primarily
driven by
the lower
rTSR performance.
This development
demonstrates how
our LTIP
design
consistently
enforces
a
strict
pay-for-performance
approach
and
ensures
alignment
with
the
shareholder
experience.

Advisory vote |
Corporate governance and compensation | Compensation

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
performance and
contribution.
The table
below outlines
our compensation
proposals, including
supporting rationales,
that we
plan to
submit to
the
2026 Annual General Meeting (the AGM) for
binding votes, in line with the Swiss
Code of Obligations and our Articles
of Association.
These binding
votes on
compensation and
the advisory
vote on
our Compensation
Report reflect
our commitment
to
shareholders having their say on pay.
›
Refer to “Provisions of the Articles of Association related to compensation” in the “Supplemental information” section of this
report for more information
Audited |
Approved GEB fixed compensation and BoD compensation
At the 2024
AGM, the shareholders
approved a maximum
aggregate fixed compensation
amount of CHF 33.0m
for GEB
members for
the 2025
performance year.
This
amount reflects
base salaries
and estimated
standard
contributions to
retirement benefit plans, as well
as other benefits. The
aggregate fixed compensation paid
in 2025 to GEB
members was
below the approved amount for 2025.
At the
2025 AGM,
the shareholders
approved a
maximum aggregate
amount of
compensation of
CHF 15.0m for
the
members of the BoD for the period from the 2025 AGM to the 2026 AGM.
▲
›
Refer to “2025 total compensation for the GEB members” in the “Compensation for GEB members” section of this report
›
Refer to “Remuneration details and additional information for BoD members” in the “Compensation for the Board of Directors”
section of this report
Compensation-related proposals for binding and advisory votes at the 2026 AGM
Item Approved at the 2025
AGM
BoD proposals for the
2026 AGM
Rationale
GEB variable
compensation
Shareholders approved
CHF 114,185,176 for the
2024 financial year
1,2,3
(vote “for”: 89.71%)
The BoD proposes an
aggregate amount of
variable compensation of
CHF 118,857,500
4
for the
members of the GEB for
the 2025 financial year.
The GEB performance
award pool reflects the
outstanding performance of
the GEB,
including
the
Group
Chief
Executive
Officer
(the
Group
CEO),
in
the
context
of
excellent overall
Group performance,
significant progress
on our
integration and
the resolution of legacy litigation matters.
The 2025 GEB performance award pool
increased by
4%, which
is below
the Group
performance award
pool increase
of
10% year on year.
GEB fixed
compensation
Shareholders approved
CHF 32,000,000 for the
2026 financial year
1,2,3
(vote “for”: 92.68%)
The BoD proposes a
maximum aggregate
amount of fixed
compensation of
CHF 30,000,000 for the
members of the GEB for
the 2027 financial year.
The proposed amount
for 2027 has been
reduced by CHF 2m
compared with the
approved 2026 aggregate amount.
This reduction is driven by
changes in the GEB
composition resulting in fewer
GEB roles. The proposed
amount includes the base
salaries of the Group
CEO and other GEB members,
as well as estimated standard
contributions to
retirement benefit
plans and
other benefits.
The amount
further
provides
flexibility
in
light
of
potential
changes
in
GEB
composition
or
roles,
competitive
considerations
and
other
factors
(e.g.
changes
in
foreign
exchange
rates or benefits).
BoD
compensation
Shareholders approved
CHF 15,000,000 for the
period from the 2025
AGM to the 2026
AGM
1,2,5
(vote “for”: 90.91%)
The BoD proposes a
maximum aggregate
amount of compensation
of CHF 15,000,000 for the
members of the BoD for
the period from the 2026
AGM to the 2027 AGM.
The
proposed
amount
is
unchanged
compared
with
the
approved
aggregate
amount for the
previous period from
the 2025 AGM
to the 2026
AGM. The amount
includes the
total compensation
for the
Chairman and
the Vice
Chairman, both
with
unchanged
fixed
fees.
The
fee
structure
for
the
other
BoD
members
also
remains
unchanged.
Advisory vote
on the
Compensation
Report
Shareholders approved the
UBS Group AG
Compensation Report
2024 in an advisory vote
(vote “for”: 86.70%)
The BoD proposes that the
UBS Group AG
Compensation Report
2025 be ratified in an
advisory vote.
Our Total Reward Principles
and compensation framework continue to support the
alignment
of
compensation
with
the
execution
of
our
strategy
and
sustainable
performance. Overall,
the GEB
compensation framework
remains consistent
with
prior years. For
the Group
CEO the framework
remains unchanged,
while for the
other GEB members we
have introduced an approach where
deferral levels increase
progressively with
higher performance
award levels,
as well
as differentiating
the
deferral
mix
between
the
Long-Term
Incentive
Plan
(the
LTIP)
and
the
Deferred
Contingent Capital Plan. This approach
provides greater potential for
deferral into
the
LTIP,
which
supports
strong
long-term
alignment
with
our
strategy
and
shareholder interests. In addition, our compensation policies continue to reflect our
strong commitment to pay for performance and pay equity.
1
Local currencies are converted into Swiss francs at the 2025 performance award currency exchange rates.
2
Excludes the portion related to the legally required employer’s social security contributions.
3
As stated
in “Group Executive Board” in the “Corporate governance” section of this report, 15 GEB members were in office on 31 December 2025 and on 31 December 2024.
4
Includes LTIP awards for the 2025 performance
year with a communicated value of 50% of the maximum opportunity (100%).
5
Twelve BoD members were in office on 31 December 2025 and on 31 December 2024.

Advisory vote |
Corporate governance and compensation | Compensation

Compensation philosophy and governance
Our compensation philosophy
Total Reward Principles
Our Total
Reward Principles are fully aligned with our strategy and encourage employees to live our strong and inclusive culture
that
is
grounded
in
our
three
keys
to
success:
our
Pillars,
Principles
and
Behaviors.
These
guiding
principles
underpin our approach to
compensation and define our compensation
framework. In 2025, we
kept our Total
Reward
Principles largely unchanged, reaffirming their continued alignment with our strategy and our three keys
to success. This
aims to ensure
that the interests
of our employees
are aligned
with those of
our clients and
other stakeholders. In
the
short-to-medium term,
they also enable
UBS to drive
the economic and
cultural integration of
Credit Suisse and
the long-
term value creation of the combined firm.
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
Attract, retain and motivate a talented
workforce
We provide competitive and fair pay to support our global workforce based on meritocracy.
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
a five-year period.
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
Fair and consistent
pay practices
are designed
to ensure that
employees are
appropriately rewarded
for their contribution.
We pay for performance,
and we take pay equity
seriously. Across all our
locations we apply the same
fair pay standards,
reinforced by annual reviews of our approach and policies in line with established equal pay methodologies.
In 2025, our statistical
pay gap analyses reaffirmed
that pay differences between
male and female employees
in similar
roles across our core financial hubs remained below 1%, a difference consistent with that for 2024. If we find any gaps
not explained
by business
or by
appropriate employee
factors, such
as role,
responsibility, experience,
performance or
location, we look at the root causes and address them.
We also aim to ensure that all employees are paid at least a living wage. We regularly assess employees’ salaries against local living wages, using benchmarks
defined by the Fair
Wage Network. Our analysis in
2025 showed that employees’
salaries were at or above the respective benchmarks.
›
Refer to the “People and culture make the difference“ section of the UBS Group Sustainability Report 2025, available under
“Annual reporting” at ubs.com/investors , for more information about workplace inclusion
Compensation governance
Board of Directors and Compensation Committee
The
Board
of
Directors
(the
BoD)
is
ultimately
responsible
for
approving
the
compensation
strategy
and
principles
proposed by the Compensation
Committee, which determines compensation-related matters
in line with the
principles
set forth in the Articles of Association (the AoA).
As determined in
the AoA and
the firm’s Organization
Regulations, the Compensation
Committee supports the
BoD with
its
duties
to
set
guidelines
on
compensation
and
benefits,
to
oversee
implementation
thereof,
to
approve
certain
compensation
and
to
scrutinize
executive
performance.
The
Compensation
Committee
consists
of
independent
BoD
members, who
are elected
annually by
shareholders at
the Annual
General Meeting
(the AGM),
and is
responsible for
governance
and
oversight of
our
compensation process
and
practices.
This
includes
the
alignment
between
pay
and
performance, and ensuring that
the compensation framework supports
appropriate risk awareness and
management, as
well as appropriate risk-taking. In 2025,
to additionally support the connection between the
Compensation Committee
and the Risk Committee, the Compensation Committee Chairperson was also a member of the Risk Committee.
Annually, and on behalf of the BoD, the Compensation Committee:
– reviews our Total Reward Principles;
– approves key features of the compensation framework for the members of the Group Executive Board (the GEB);
–
reviews performance award funding throughout the year and
proposes, upon proposal of the Group Chief
Executive
Officer (the Group CEO), the final annual Group performance award pool to the BoD for approval;
– upon proposal of the Group CEO, approves the performance assessment framework for the other GEB members;
–
upon proposal of
the Group CEO,
proposes the performance
assessments and the
individual total compensation
for
the other GEB members for approval by the BoD;
–
upon proposal
of the
Chairman, for
the Group
CEO, proposes
the financial
performance targets
and non-financial
objectives, the performance assessment and the total compensation for approval by the BoD;
– approves the total compensation for the Chairman and the non-independent BoD members;
–
proposes the remuneration / fee framework for BoD members for approval by the BoD;
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
The Compensation Committee is
required to meet
at least four
times each year.
All meetings in
2025 were held
in the
presence of the Chairman and the Group CEO. External
advisors were present when required. Individuals, including the
Chairman
and
the
Group
CEO,
are
not
permitted
to
attend
a
meeting
or
participate
in
a
discussion
on
their
own
performance and compensation.
After
the
meetings,
the
Chairperson
of
the
Compensation
Committee
reports
to
the
BoD
on
the
Compensation
Committee’s activities and
discussions and, if
necessary, submits proposals
for approval by
the full BoD.
Compensation
Committee
meeting
minutes
are
also
sent
to
all
members
of
the
BoD.
On
31 December
2025,
the
members
of
the
Compensation Committee were Julie G. Richardson (Chairperson), Gail Kelly and Jeanette Wong.
›
Refer to “Board of Directors” in the “Corporate governance”
section of this report for more information

Advisory vote |
Corporate governance and compensation | Compensation

External advisors
The Compensation
Committee may
retain external
advisors to
support it
in fulfilling
its duties.
In 2025,
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
›
Refer to ubs.com/governance
for more information
Compensation Committee 2025 / 2026 key activities and timeline
July Sept Oct Nov Dec
1
Jan
1
Feb
Strategy, policy and governance
Total Reward Principles
●
Integration-related compensation matters
● ● ● ● ●
Pay fairness and sustainability in the compensation process
● ● ● ●
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
● ● ● ● ●
Joint meeting with the BoD Risk Committee
●
Regulatory activities impacting employees and engagement with regulators
● ● ● ● ● ●
1 The Compensation Committee held two meetings in December 2025 and in January 2026.
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
For 2025, the performance award pool was determined by applying our usual approach described above. Our decision-
making reflects the progress and complexity of the economic
and cultural integration and supports the creation of long-
term value in the combined firm for our shareholders.
Sustainability is well
embedded into the culture
of our organization
and our employee base
across all levels.
These topics,
including
serving
our
clients’
needs,
delivering
on
our
reporting
requirements
and
supporting
an
inclusive
workplace
based
on
meritocracy
where
all
employees
can
be
successful
and
thrive,
continue
to
be
a
priority.
Considering
our
standing in these areas over the last several years, for 2025 these had no impact in our decision-making.
Before making its
final proposal to
the BoD, the
Compensation Committee considers
the Group CEO’s
proposals and can
apply a positive or negative adjustment to the performance award pool.
›
Refer to “2025 Group performance outcomes” in the “Group compensation” section of this report
›
Refer to the “Group performance” section of this report for more information about our results

Advisory vote |
Corporate governance and compensation | Compensation

1
Business division financial
performance
The starting point for the funding process is the business division financial performance, which may be adjusted for items that are not reflective of the underlying business division performance.
2
Risk-adjusted business
division performance
award pool
Predetermined business division-specific funding rates are applied to risk-adjusted performance, which excludes items that are not reflective of the underlying business performance.
3
Strategic / integration /
business division measures
Each division is assessed based on specific measures (e.g. net new fee generating assets, return on attributed equity). In the short-to-medium term, to support the economic and cultural integration of Credit Suisse and the creation of long-term value of the combined firm for our shareholders, our decision-making also reflects the progress on and the complexity of the transaction, including the need to retain key talent, support pay fairness across the entire organization and stabilize the franchise during the integration period.
Qualitative, risk and
regulatory assessment
Decision-making considers the firm’s risk profile and the extent to which operational risks and audit issues have been identified and resolved, as well as other items, such as the impact of litigation and regulatory costs. The Risk and Compliance functions support our holistic reflection and consideration of the financial and non-financial impact (including reputation) of risk matters.
Relative performance
versus peers
Performance is assessed relative to our peers, including financial performance, returns and relative total shareholder return.
Market position and trends Market intelligence, based on information from external advisors, helps assess the competitiveness of our pay levels and compensation structure. It also provides a prospective view of market trends in terms of absolute compensation levels, compensation framework and industry practice.
4
Recommended business
division performance
award pools
The business division performance award pool determination process, based on quantitative and qualitative assessments, results in a proposal from the Group CEO (after consultation with the GEB) to the Compensation
Committee for consideration.
5
Final Group performance
award pool
The Compensation Committee considers the proposal in the context of the factors outlined above and verifies that it is in line with our strategy and our Total Reward Principles to create sustainable shareholder value and support our growth ambitions. The Committee may alter the proposal of the Group CEO (upward or downward, including proposing a zero award) before making its final proposal to the BoD.

Advisory vote |
Corporate governance and compensation | Compensation

Compensation for GEB members
GEB compensation framework
After a careful review of
investor feedback and competitive practice, the
Compensation Committee confirmed that our
Total Reward Principles
and overall compensation framework
continue to support
the alignment of
compensation with
the execution of our strategy, sustainable performance and the delivery of our integration objectives.
Overall, the
compensation framework
remains consistent
with prior
years. With
respect to
the Group
Chief Executive
Officer (the Group CEO), the
significant deferral level, structure and
vesting schedule over five years
remains unchanged.
For the other Group Executive Board (GEB)
members the vesting schedule also remains unchanged.
We have aligned the
deferral level toward the
competitive market, introducing an
approach where deferral levels
increase progressively with
higher performance award
levels, as well
as differentiating the
deferral mix between
the Long-Term Incentive
Plan (the
LTIP) and the Deferred Contingent Capital Plan (the DCCP).
Both the LTIP and the
DCCP remain mandatory deferral plans
with the majority of the
deferral continuing to be equity-
based
(minimum
of
62.5%).
While
our
revised
approach
provides
greater
potential
for
deferral
into
the
LTIP,
which,
coupled with our significant GEB share ownership requirements, supports strong long-term alignment with our strategy and shareholder
interests, a
portion of
the variable
compensation continues to
be deferred
into the
DCCP. We
believe
our revised deferral regime continues to be more
stringent than the competitive market, with deferral levels
and delivery
schedules that exceed those typically observed in the industry.
In context of the evolving UK remuneration rules, we have aligned the compensation framework for GEB members who are UK
Material Risk
Takers (UK
MRTs) and UK
Senior Management
Functions (UK
SMFs) with
that of other
GEB members.
Over the
course of
2025, two
GEB members
held a
UK SMF
role for
one of
our UK
entities, and
one additional
GEB
member was identified as a UK MRT.
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
– Cap on the total GEB performance award pool (2.5% of profit before tax)
1
– Caps on individual performance awards for all GEB members, including the Group CEO, of seven times their annual fixed compensation rate; where the annual fixed compensation rate (i.e. salary) is delivered in currencies other than the Swiss franc, the maximum total compensation is aligned to the Swiss franc determined GEB members
– Cap of 20% of performance award in cash for the Group CEO and 35% for other GEB members
Delivery and
deferral
– 65% to 80% of performance awards are at risk of forfeiture
– Long-term deferral over five years
–
Alignment with shareholders (through the LTIP) and bondholders (through the DCCP)
–
Final payout of equity-based / LTIP award
s
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
Current and former
GEB members are
subject to a
clawback policy based
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

Advisory vote |
Corporate governance and compensation | Compensation

GEB share ownership requirements
To
align the interests of GEB members with those of our shareholders and to demonstrate personal commitment to the firm, we require all
GEB members including the Group
CEO to hold a substantial
number of UBS shares. GEB
members
must reach their minimum shareholding requirements within five years from their appointment and retain it throughout their tenure. The total number of UBS
shares held by a GEB member consists
of any vested or unvested shares, including
privately held shares. At the end of 2025, all GEB members met their share ownership requirements, except for some of those appointed within the last three years, who still have time to build up and meet the required share ownership.
As of 31 December 2025, our GEB members held shares with an aggregate value of approximately USD 547m.
Share ownership requirements
Group CEO min. 1,000,000 shares
Must be built up within five years from their appointment and retained throughout their tenure
Other GEB members min. 500,000 shares
GEB base salary
Each GEB member receives
a fixed base salary,
which is reviewed annually
by the Compensation Committee.
The 2025
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
firm’s profitability. For 2025, the
total GEB performance award pool was
CHF 118.9m
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
2025,
performance
awards
(at
communicated
value) granted to
all GEB members
including the Group
CEO were, on
average, 5.2 times
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
Such awards are subject to approval by the Board of Directors (the BoD) and ultimately by the shareholders at the AGM.
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
The table below presents the composition of
our unchanged peer group as approved by
the Compensation Committee
for the 2025 performance year.
Bank of America HSBC
Barclays JPMorgan Chase
BlackRock Julius Baer
BNP Paribas Morgan Stanley
Citigroup Standard Chartered
Deutsche Bank State Street
Goldman Sachs

Advisory vote |
Corporate governance and compensation | Compensation

GEB performance assessments
We assess each GEB member’s
performance against a set of
financial targets, non-financial objectives
and Behaviors. For
2025, the
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
All five non-financial categories
are equally weighted (6%
per category) and have
a combined weight of
30% in the GEB
performance assessment.
Two of
the five
non-financial categories
(12%) cover
environmental, social
and governance
(ESG)-related
objectives,
which
underscores
the
importance
and
impact
of
sustainability
on
GEB
compensation.
If
a
category is not applicable based on a GEB member’s role, the remaining categories continue to be equally weighted for a total of 30%.
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
Our approach for 2025 remains unchanged, with all
categories in
the non-financial section being
equally weighted, for a
total weight of 30%.
The table below provides a
summary of the
main metrics and
measures used for
2025. For GEB
members other than the
Group CEO financial
metrics reflect 30%
Group metrics and
30% Divisional / Functional
metrics, whereas for
the Group CEO
all 60% of
the financial measures
reflects
Group metrics.
Financial measures
(60%)
– Group profit before tax
– Group cost / income ratio
– Group return on common equity tier 1 (CET1) capital
– Divisional and functional measures (30%, as applicable)
Non-
financial
measures
(30%)
Integration and Strategy
(6%)
– Progress on Group strategic and integration priorities
– Delivery on division- / function-specific strategic programs and initiatives
Clients
(6%)
– Foster delivery of the whole firm to our clients
– Promoting collaboration across the combined organization
– Delivery on specific key client initiatives
Risk and Regulatory
(6%)
– Operating within risk appetite
– Progress on delivering on risk initiatives and regulatory commitments
Environmental and
Sustainability
(6%)
– Supporting clients’ activities related to the environment and sustainability
– Management of required external sustainability reporting, including consideration of investor feedback
People and Governance
(6%)
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

2025 performance for the Group CEO
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
The Board
of Directors
(the BoD)
recognizes Mr.
Ermotti’s continued
excellent performance
and exemplary
leadership
throughout 2025.
He delivered
strong financial
results and
continued to
focus the
firm on
helping clients
navigate an
unpredictable market
environment. Under
Mr. Ermotti’s
leadership, UBS
made great
progress on
one of
the most
complex
integrations in banking history.
In particular, we achieved
all of our very
ambitious 2025 integration
milestones, including
migrating ~85% of 1.1
million client accounts booked
in Switzerland and reducing
the size and
operating expenses of
our Non-core
and Legacy division.
In addition,
Mr. Ermotti successfully
positioned UBS to
deliver further sustainable,
long-
term
growth
and
efficiency
gains,
as
we
complete
the
integration,
leverage
the
benefits
of
our
global
scale,
interconnected
franchises
and
regional
expertise,
and
take
advantage
of
the
structural
trends
that
are
shaping
our
industry.
For the
full year
2025, UBS
delivered a
reported profit
before tax
(PbT) of
USD 8,853m, up
30% year
over year
(YoY),
while the
net profit
attributable to
shareholders increased
by 53%
and Return
on CET1
(RoCET1) capital
increased to
10.8%, a
4.1 percentage point
increase from
2024. Both
our CET1
capital ratio
of 14.4%
and CET1
leverage ratio
of
4.4% remain comfortably above our guidance
of ~14% and >4%, respectively. This
robust capital situation enables UBS
to propose
a dividend
of USD 1.10
per share,
up 22%
YoY. Furthermore,
we plan
to accrue
for mid-teens
percent increase
in dividend per share in 2026; and intend to repurchase USD 3bn of shares in 2026.
The BoD also acknowledges Mr. Ermotti’s continued significant personal engagement with clients. This focus on serving clients, combined with the
strength of our franchise,
resulted in Group invested
assets exceeding USD 7trn for
the first
time (up
15% YoY).
We also
continued to
support the
Swiss economy
and the
communities where
we live
and work,
while further investing
in talent and
capabilities. In addition,
Mr. Ermotti was
instrumental in advancing our
support to
clients in the transition to a low-carbon world in line with our sustainability ambitions.
Furthermore, Mr. Ermotti
consistently set a
strong and clear
tone from the
top on the
firm’s risk management
and control
culture. He also demonstrated
strong leadership by
successfully reducing the litigation
portfolio in the best
interest of the
firm and shareholders. He remained
the most important ambassador
for a constructive and balanced
public discussion in
the ongoing too-big-to-fail (TBTF) debate,
with a significant personal engagement
marked by transparent and consistent
communication with all stakeholders.
The BoD
also recognizes
Mr. Ermotti’s
relentless drive
to focus
the organization
on innovative
solutions that
benefit clients
and
employees.
He
was
instrumental
in
accelerating
investments
in
people,
offering,
capabilities
and
technology,
including artificial
intelligence (AI),
to support
our growth
plans. In
this context,
he initiated
transformational projects
that are designed
to bolster our
operational resilience, enhance
client experience and
unlock higher levels
of efficiency
and effectiveness across the organization.
At the same
time, Mr. Ermotti
successfully adjusted the
composition of the
GEB in line
with the future
strategic demands.
He
continued
to
champion
our
strong
culture
and
values,
which
is
reflected
in
consistently
strong
employee
survey
outcomes
that
demonstrate
positive
feedback
on
people
integration,
the
strong
team
culture
and
the
inclusive
and
collaborative work environment.
The table below illustrates the assessment criteria used to evaluate the achievements of Mr. Ermotti in 2025.
Financial performance
Weight Performance
measures
2025 targets 2025 results Achieve-
ment
1
Assess-
ment
2025 commentary
20%
Reported Group PbT
USD 6,789m USD 8,853m 100% 20.0% – Reported Group PbT significantly exceeded plan and increased 30% YoY,
driven by continued strong client
momentum and integration progress.
20%
Reported Group C / I
ratio
2
84.1% 81.1% 100% 20.0% – Cost / Income ratio was better than plan and continued to improve YOY,
demonstrating ongoing strong cost discipline
20% Reported Group
RoCET1
8.0% 10.8% 100% 20.0% – Return on CET1 capital exceeded plan and increased significantly YoY
1
Achievement score capped at 100%.
2
For the assessment of the cost / income ratio, the percentage change of result versus plan is subtracted from the maximum achievement level (100%).

Advisory vote |
Corporate governance and compensation | Compensation

Performance assessment for the Group CEO (continued)
Non-financial performance and Behaviors
Weight Performance
measures
Achieve-
ment
Assess-
ment
2025 performance outcomes and key measures
30% 6% Integration and
Strategy
Excellent
contribution
30.0% –
Strong integration progress,
with
~
85% of Swiss client accounts migrated without client
disruption, on track to complete Swiss migration in early 2026.
– Non-core and Legacy portfolio de-risked well ahead of plan, supporting stability and reducing legacy risk exposure faster than expected.
– Strong business momentum across regions, including a record USD 1trn invested assets in
Asia Pacific and a 17.5% YoY increase in US Wealth Management net interest income.
– Strengthened cross-divisional revenue generation, with significant progress in applying our
One Bank approach across the entire organization.
– Strong personal client engagement, embedded a client-centric culture and improved client solution delivery resulting in invested assets exceeding USD 7trn (up 15% YoY).
– Continued high focus on risk management, with internal risk remediation metrics exceed targets.
– Significant reduction in litigation portfolio resulting in the release of USD ~949m.
– Promoted strong risk culture, with an increase in proactive risk identification across the organization.
– Successfully steered UBS through a demanding ESG environment and delivered well-
respected sustainability reporting with strong shareholder support (89.5% approval rate).
– Strong sustainability offering, e.g. with USD 634bn in sustainable financing and USD 716m revenue in sustainable finance, and Asset Management delivering 23.4% of funds via sustainable offerings (exceeding the target of 20%).
– Exceeded our ambition of raising USD 400m per annum in donations (including UBS matching contributions) by 2027 with the UBS Optimus network of foundations raising
USD 472m in such donations in 2025.
– Successfully adjusted the composition of the GEB and supported strong internal talent pipeline resulting in improved succession plans and quality metrics for senior managers that exceed the internal targets.
– Successfully made progress with the cultural integration and achieved continued positive results in employee surveys (exceeding internal targets) with excellent employee feedback.
6% Clients
6% Risk and
Regulatory
6% Environmental
and
Sustainability
6% People and
Governance
10% Behaviors
(Accountability
with Integrity,
Collaboration,
Innovation)
Exemplary
behavior
10.0% – Continued strong tone from the top on UBS behaviors, consistently promoting transparency, responsibility and accountability across
the organization.
– Continued to be a role model with exemplary collaboration across the GEB and the organization.
– Championed innovation and technological transformation, particularly in AI adoption and digital capabilities to enhance client experience.
Total assessment
(maximum 100%)
100.0%
The
BoD
approved
the
proposal
by
the
Compensation
Committee
to
grant
Mr.
Ermotti
a
performance
award
of
CHF 12.1m,
resulting
in
a
total
compensation
for
2025
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

Advisory vote |
Corporate governance and compensation | Compensation

2025 total compensation for the GEB members
At the 2026
AGM, shareholders will
vote on the
aggregate 2025 total
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
1
For the
year Base salary
Contribution
to retirement
benefit plans Benefits
2
Total fixed
compensation Cash
3
Performance
award under
LTIP
4
Performance
award under
DCCP
5
Total
variable
compensation
Total fixed
and variable
compensation
6
Total fixed
compensation
Total
variable
compensation
Total fixed
and variable
compensation
6
Highest Paid Executive (for 2025 and for 2024 Sergio P.
Ermotti, Group CEO)
2025 2,500,000 247,708 73,485 2,821,193 2,420,000 6,050,000 3,630,000 12,100,000 14,921,193 3,405,868 14,607,651 18,013,519
2024 2,500,000 248,320 91,647 2,839,967 2,420,000 6,050,000 3,630,000 12,100,000 14,939,967
Aggregate of all GEB members
7,8,9
2025 22,903,225 2,720,143 861,513 26,484,882 31,558,250 59,288,450 28,010,800 118,857,500 145,342,383 31,973,712 143,489,991 175,463,703
2024 25,461,247 2,684,041 1,246,777 29,392,065 26,438,714 53,490,910 34,255,553 114,185,176 143,577,241
1 Swiss franc amounts have been translated into US
dollars for reference at the 2025 performance award currency exchange rate of CHF / USD 1.207244.
2 All benefits are valued at market price.
3 For 2024, for
GEB members who were also MRTs or SMFs,
the cash portion includes blocked shares.
For 2025, the cash portion does not include
blocked shares as these have been eliminated
per the changes to the UK regulatory
regime.
4 LTIP awards
for the 2025 performance year were
awarded at a value of
50.0% of maximum, which reflects
our best estimate of the value
of the award. The
maximum number of shares is determined
by
dividing the awarded amount by the estimated value of the award at grant, divided by CHF 32.924 or USD 43.044, the average closing price of UBS shares over the last ten trading days leading up to and including the award date in February.
5 The amounts reflect the amount of the notional additional tier 1 (AT1) capital instrument excluding future notional interest.
6 Excludes the portion related to the legally required employer’s social security contributions for
2025 and 2024, which
are estimated at grant
at CHF 9,700,000 and CHF 9,990,000,
respectively, of which
CHF 1,075,100 and CHF 1,333,000, respectively,
are for the highest-paid
GEB member (excluding
replacement awards). The
legally required employees’
social security contributions
are included in the
amounts shown in the
table above, as
appropriate.
7 As stated in “Group
Executive
Board” in the “Corporate governance” section of this report, 15 GEB members were in office on 31 December 2025 and 15 GEB members were in office on 31 December
2024.
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
salary,
cash performance award payments and all deferred
performance awards vested in the year. As
such, realized pay is the
natural culmination of awards granted and approved by shareholders in previous years.
To illustrate the
effect of our
long-term deferral approach, which
has been in
place since 2012, we
disclose the annual
realized compensation of Mr. Ermotti, including a comparison with his total awarded compensation.
Total realized
compensation vs awarded compensation for Sergio P.
Ermotti
CHF Realized Awarded
For the year Base salary Cash award
1
Performance
award under
equity plans
1
Performance
award under
DCCP
1
Total realized
fixed and variable
compensation
Total awarded
fixed and variable
compensation
2
2025
2,500,000
2,420,000
0
0
4,920,000
14,600,000
2024
2,500,000
2,450,000
0
0
4,950,000
14,600,000
2023
3
1,875,000
0
0
0
1,875,000
14,125,000
1 Excludes dividend / interest payments.
2 Excludes contributions to retirement benefit plans and benefits. Includes social security contributions paid by Sergio P. Ermotti but excludes the portion related to the legally required social security contributions paid by UBS.
3 Includes compensation for nine months, as Sergio P.
Ermotti joined UBS in April 2023.

Advisory vote |
Corporate governance and compensation | Compensation

Group compensation
Compensation elements for all employees
All elements
of pay
are considered
when making
our compensation
decisions. We
regularly review
our principles
and
compensation
framework
in
order
to
remain
competitive
and
aligned
with
stakeholders’
interests.
In
2025,
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
years, 2025
role-based allowances
consisted of a cash portion and, where applicable, a blocked UBS share award.
Pensions and benefits
We
provide
access
to
a
range
of
benefit
plans,
such
as
retirement
benefits
and
health
insurance,
aiming
to
provide
financial protection in
case of
significant life
events and
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
Our
mandatory
deferral
approach
applies
to
all
employees
with
regulatory-driven
deferral
requirements
or
total
compensation greater
than
USD / CHF 300,000. Certain
regulated
employees, such
as
Senior
Management Functions
(SMFs) and Material Risk Takers (MRTs), are subject to additional requirements (e.g. clawback requirements).
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

Advisory vote |
Corporate governance and compensation | Compensation

Upon vesting
of the
notional share
awards, we
fulfill our
share delivery
obligations by
delivering treasury
shares purchased
in the market.
›
Refer to “Note 26 Employee benefits: variable compensation” in the “Consolidated financial statements” section of this report for
more information
›
Refer to the “Supplemental information” section of this report for more information about
MRTs
and SMFs
Variable compensation elements by employee category
Deferred compensation elements
Employee category Cash LTIP EOP DCCP
GEB members and Managing Directors reporting to the GEB and their direct reports at
Managing Director level (as applicable)
✔ ✔
1
✔
Employees subject to mandatory deferral framework
✔ ✔
1
1
Employees in investment
areas within Asset
Management typically
receive notional
funds (Fund
Ownership Plan)
in lieu of
Equity Ownership Plan
(EOP) / LTIP
to align their
compensation more
closely with fund
performance, industry standards and regulatory requirements.
Long-Term Incentive Plan
The LTIP
granted for 2025
performance is a
mandatory deferral plan
for GEB members
and MDs reporting
to the GEB
and their direct reports at MD level.
1
These senior leaders receive the equity portion of their 2025 performance award in
LTIP
to support delivering on
our ambitious integration goals
and business / financial
targets. This further mitigates
the
need for a distinct
integration award typical for
a transaction of this
nature. For the 2025
performance year, we awarded
the LTIP to 15 GEB members and 965 MDs in office during 2025, at a communicated value of 50% of the maximum.
The
performance
metrics
of
the
share-based
LTIP
awards
are
average
reported
return
on
CET1
capital
(RoCET1)
and
relative total shareholder
return (rTSR) over
a three-year performance period
starting on 1 January in
the year of
grant.
Performance outcomes and actual payout levels will be disclosed at the end of the performance period.
For the 2025
LTIP granted in
2026, we have
increased the performance
range of the
three-year average reported
RoCET1
metric (50% weighting)
to 8–16% from
the previous 7.5–14%.
This adjustment reflects
the progress of
our ambitious
integration objectives, and to appropriately incentivize management to deliver on our evolving return ambitions:
– the maximum reported RoCET1 of 16% corresponds with a 100% payout;
–
the
minimum
reported
RoCET1
of
8%
corresponds
with
a
33%
payout
and
supports
our
focus
on
delivering
sustainable results and appropriate risk taking, there is zero payout if RoCET1 is below 8%; and
–
the linear
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
–
the maximum payout outcome
is reached when rTSR
is 25 percentage points or
more above the index,
to mitigate the
potential for excessive risk-taking;
– there is zero payout if rTSR is more than 25 percentage points below the index; and
– the linear payout between the threshold and maximum levels further supports appropriate risk-taking.
This
G-SIB
index
is
independently
determined
by
the
Financial
Stability
Board
(excluding
the
UBS
Group),
our
index
includes
all
publicly
traded
G-SIBs
and
reflects
companies
with
a
comparable
risk
profile
and
impact
on
the
global
economy. The
index is
equally weighted,
calculated in
Swiss francs
and maintained
by an
independent index
provider,
ensuring independence of the TSR calculation.
1
Includes senior managers who were previously
LTIP recipients and
who are no longer reporting to
the GEB or their direct reports
at MD level, excludes MDs in Asset
Management Investment Areas (who receive
the
Fund Ownership Plan (FOP) instead of the LTIP).

Advisory vote |
Corporate governance and compensation | Compensation

G-SIBs that are listed companies
1
Agricultural Bank of China Goldman Sachs Santander
Bank of America Groupe Crédit Agricole Société Générale
Bank of China HSBC Standard Chartered
Bank of Communications ICBC State Street
Bank of New York Mellon ING Sumitomo Mitsui FG
Barclays JPMorgan Chase
Toronto
-Dominion
BNP Paribas Mitsubishi UFJ FG Wells Fargo
China Construction Bank Mizuho FG
Citigroup Morgan Stanley
Deutsche Bank Royal Bank of Canada
1
As of November 2025. Excludes the UBS Group.
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
period (i.e. year
3 after grant),
although longer deferral
periods may
apply for certain
UK-regulated
employees.
LTIP payout illustration
– The final number of notional shares
vesting will vary based on the
achievement versus the performance
metrics.
– Linear payout between threshold and
maximum performance.
– Achievement levels are a percentage
of the maximum opportunity of the
LTIP and cannot exceed 100%.
– Full forfeiture for performance below
the predefined threshold levels.
– UK Senior Management Function
holders (SMFs) and UK Material Risk
Takers (UK MRTs)
are subject to an
additional non-financial metric based
on a conduct assessment with a
potential downward adjustment of
up to 100% of the entire award.
Performance metric:
average RoCET1 (50% of award)
Below threshold (<8%)
Threshold (8%) up to
maximum (<16%)
Maximum and above (>16%)
Full forfeiture
(payout 0%)
Partial vest
(payout between 33% and <100%)
Full vest
(payout 100%)
Performance metric
: rTSR vs G-SIBs index (50% of award)
Below threshold (<–25 ppts)
Threshold (–25 ppts) up to
maximum (<+25 ppts)
Maximum and above (>+25 ppts)
Full forfeiture
(payout 0%)
Partial vest
(payout between 33% and <100%)
Full vest
(payout 100%)
Performance achievement of the 2022 LTIP granted in 2023
The 2022 LTIP was granted in 2023 (for 2022 performance) at a fair value of 71.45% of a maximum of 100%. The final
performance achieved
is 71.56%
of a
maximum of
100%. This
achievement reflects
the outcome
of the
two equally
weighted performance
metrics, RoCET1
and rTSR,
both measured
over the
three-year performance
period from
1 January
2023 to 31 December 2025.
The achievement level of
this 2022 LTIP award
(granted in 2023) applies
to 4 current GEB
members.
We achieved a three-year average
RoCET1 performance of 18.17% against the
performance range of 8% to 18%
and
an rTSR performance of –17.45 percentage points versus the index of listed G-SIBs.
As explained in the
2025 key compensation themes
section of this report,
the Compensation Committee made
certain
adjustments to
the reported
2023, 2024
and 2025
RoCET1 outcomes
to determine
the 2022
LTIP achievement
level.
These adjustments
resulted in
a negative impact
to the
three-year average
RoCET1 metric,
which nonetheless
still resulted
in a 100% achievement level. No adjustments were made to the rTSR metric.
For GEB members, the first of the three equal installments of the 2022 LTIP vests on 9 March 2026, and the second and third installments will vest in March 2027 and 2028.

Advisory vote |
Corporate governance and compensation | Compensation

Equity Ownership Plan / Fund Ownership Plan
The
Equity
Ownership
Plan
(the
EOP)
is
the
deferred
compensation
plan
for
employees
that
are
subject
to
deferral
requirements
but
do
not
receive
LTIP
awards.
For
the
2025
performance
year,
we
granted
EOP
awards
to
4,087
employees.
Delivering sustainable
results is
a key
objective for
UBS. Our
EOP creates
a direct
link with
shareholder returns
as a
notional
equity award and
has no upward
leverage.
This approach promotes
growth and sustainable
performance.
EOP awards
generally vest over three years.
In place
of EOP,
348 employees
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
2025
performance
year,
we
granted DCCP awards to 5,317 employees.
The DCCP is consistent
with many of
the features of
the loss-absorbing bonds
that we issue
to investors and
may be paid
at vesting in
cash or, at
the discretion of
the firm, as
a perpetual, marketable additional
tier 1 (AT1) capital
instrument.
Employees can elect to have their DCCP awards denominated in Swiss francs or US dollars.
DCCP awards
vest in
full after
five years.
DCCP awards
bear notional
interest paid
annually (except
as limited
by regulation
for MRTs), subject to review and
confirmation by the Compensation Committee. The notional interest rate for grants in
2026 was
3.05% for
awards denominated
in Swiss
francs and
6.7% for
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
years, USD 2.40bn
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
Contribution of the Deferred Contingent Capital Plan to our loss-absorbing capacity
1
USD m, except where indicated 31.12.25 31.12.24
Deferred Contingent Capital Plan (DCCP), eligible as high-trigger loss-absorbing additional tier 1 capital 2,365 2,044
DCCP contribution to the total loss-absorbing capacity ratio (%) 0.5 0.4
1 Refer to “Bondholder information” at ubs.com/investors for more information about the capital instruments of
UBS Group AG and UBS AG both on a consolidated and a standalone basis.

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
case
of GEB
members, are
disclosed transparently.
The total
2025 forfeitures
of USD 456m
of previously
awarded deferred
compensation offset the 2025 total sign-on payments, replacement payments and guarantees of USD 145m.
Sign-on payments, replacement payments, guarantees and severance payments
Total 2025
of which: non-deferred
cash
of which: deferred
compensation
awards Total 2024 Number of beneficiaries
USD m, except where indicated 2025 2024
Total sign-on payments
1
0
0
0
0
0
0
of which: Key Risk Takers
2
0
0
0
0
0
0
Total replacement payments
3
91
31
60
108
257
244
of which: Key Risk Takers
2
4
1
3
29
7
9
Total guarantees
4
55
28
27
36
53
21
of which: Key Risk Takers
2
4
2
2
19
3
3
Total severance payments
1,5
942
942
0
735
7,538
5,696
of which: Key Risk Takers
2
5
5
0
5
19
21
1 GEB members are
not eligible for sign-on
or severance payments.
Sign-on awards exclude
one-time payments for
junior associate hires into
the Investment Bank. Including
these, the total
sign-on payments are
USD 1m for 2025 and USD 1m for 2024. All one-time payments for junior associate hires are subject to a 12-month clawback condition.
2 Expenses for Key Risk Takers
are full-year amounts for individuals in office
on 31 December 2025. Prior period information
has been adjusted to exclude employees with
a total compensation exceeding USD / CHF 2.5m who were
not otherwise identified as KRTs.
3 No GEB member received
a replacement payment in 2025 or 2024. Total
amounts include awards granted to employees hired
late in the year to replace performance awards that
they would have earned at their previous employers but have
foregone by joining UBS.
4 No GEB member received a guarantee in 2025 or 2024.
5 Includes legally obligated and standard severance payments, as well as payments in lieu of notice.

Advisory vote |
Corporate governance and compensation | Compensation

Forfeitures
1
Total 2025 Total 2024
USD m, except where indicated
Total forfeitures
456
256
of which: Key Risk Takers
2
16
2
1 For
notional share awards,
forfeitures are calculated
as units forfeited
during the year,
valued at the
share price on
31 December 2025 (USD 46.31)
for 2025. The
2024 data is
valued using the
share price on
31 December 2024 (USD 30.32). For LTIP
the forfeited units reflect the fair value awarded at grant. For the notional funds awarded to Asset Management employees under the AM EOP / FOP in 2025 and 2024, and
CS Legacy notional
funds for 2025,
this represents the
fair value at
the time of
the employee forfeiture.
For the DCCP,
the fair value
at grant of
the forfeited awards
during the year
is reflected. All
values shown
exclude DCCP interest. Value also excludes the previously forfeited uplift value of the CS legacy Strategic Delivery Plan. Numbers presented may differ from the effect on the income statement in accordance with IFRS.
2 Key Risk Takers
as defined by UBS,
including former GEB members
who forfeited awards in
2025 or 2024. Prior
period information
has been adjusted to
exclude employees with a
total compensation exceeding
USD / CHF 2.5m who were not otherwise identified as KRTs.
Employee share ownership
Employee share ownership
is encouraged and,
in addition to
our mandatory deferred
share-based compensation plans
LTIP and EOP, made possible through our Equity Plus Plan (the EPP). The EPP is our employee share purchase program. It
allows
employees
up
to
Executive
Director
level
to
voluntarily
invest
up
to
30%
of
their
base
salary
and / or
regular
commission payments to purchase
UBS shares. In addition
(where offered), eligible employees can
invest up to 35%
of
their performance award under the program. Participation in the program is capped at USD / CHF 20,000 annually.
Eligible employees may purchase
UBS shares at market
price and receive, at
no additional cost, one
additional notional
share for
every three
shares purchased
through the
program. Additional
shares vest
after a
maximum of
three years,
provided the employee remains employed
by UBS and has retained
the purchased shares throughout the
holding period.
On 31 December 2025, UBS employees held at least 6.94% of UBS shares outstanding (including approximately 4.55%
in unvested deferred notional shares
from our compensation programs).
These figures are based on
known shareholding
information from employee participation plans, personal holdings with
UBS and selected individual retirement plans. At
the end of 2025, at least 28% of all employees held UBS shares through the firm’s employee share participation plans.
›
Refer to “Note 26 Employee benefits: variable compensation” in the “Consolidated financial statements” section of this report
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

Advisory vote |
Corporate governance and compensation | Compensation

2025 Group performance outcomes
Performance
awards granted
for the 2025
performance
year
The “Variable
compensation” table below
shows the amount
of variable compensation
awarded to
employees for the
2025 performance
year, together with
the number
of beneficiaries
for each
type of
award granted.
In the
case of
deferred
awards,
the
final
amount
paid
to
an
employee
depends
on
performance
conditions
and
consideration
of
relevant
forfeiture provisions.
The deferred
share award
amount is
based on
the market
value of
these awards
on the
date of
grant.
Variable compensation
Expenses recognized
in the IFRS
Accounting
Standards income
statement
Expenses deferred to
future periods
1
Adjustments
1
Total Number of beneficiaries
2
USD m, except where indicated 2025 2024 2025 2024 2025 2024 2025 2024 2025 2024
Non-deferred cash
3,609
3,290
0
0
32
2
3,641
3,292
88,799
94,086
Deferred compensation awards
625
563
901
813
(18)
30
1,508
1,406
5,382
5,517
of which: Equity Ownership Plan
131
180
322
280
39
3
42
3
492
501
4,101
4,228
of which: Deferred Contingent Capital Plan
236
197
348
336
0
0
584
533
5,329
5,378
of which: Long-Term Incentive Plan
228
161
196
166
(57)
4
(12)
4
368
314
973
948
of which: Fund Ownership Plan
29
26
35
32
0
0
65
58
348
360
Variable compensation – performance award pool
4,234
3,853
901
813
14
32
5,149
4,698
88,812
94,105
Variable compensation – financial advisors
5
4,874
4,485
1,059
1,028
0
0
5,934
5,512
5,514
5,812
Variable compensation – other
6
617
539
206
229
(156)
7
(175)
7
667
593
Total variable compensation
9,725
8,876
2,167
2,070
(141)
(143)
11,750
10,803
1 Estimates as of 31 December 2025 and 2024. Actual amounts to be expensed in future periods may vary; e.g. due to forfeiture
of awards.
2 Excludes number of beneficiaries who received awards that form part of Variable compensation –
other.
3 Represents estimated post-vesting transfer restriction
and permanent forfeiture discounts.
4 Net adjustments for LTIP
are negative USD 57m (2024: negative
USD 12m) and
include the estimated amounts for (i) the difference
of negative USD 130m (2024: negative USD 66m) between
the IFRS 2 expense and the communicated value
included in the performance award pool, and
(ii) the
post-vesting transfer restriction and
permanent forfeiture discounts of
USD 74m (2024: USD 54m).
5 Financial advisor compensation consists
of cash compensation, determined using
a formulaic approach based
on production, and deferred awards. It also includes expenses related to compensation commitments with financial advisors entered into at the time of recruitment that are subject to vesting
requirements.
6 Includes
severance payments, replacement
and retention awards and interest
expense related to the Deferred
Contingent Capital Plan.
7 Included in expenses deferred to future
periods is an amount of USD 156m
(2024:
USD 175m) in interest expense related to the Deferred Contingent
Capital Plan. As the amount recognized as performance award
represents the present value of the award
at the date it is granted to the employee,
this amount is excluded.
2025 performance award pool and expenses
The performance award pool, which
reflects performance-based variable awards for
2025, was USD 5.1bn, reflecting an
increase of
10% compared
with 2024.
Performance award
expenses for
2025 increased
to USD 4.9bn,
which reflects
expenses accrued in
relation to 2025
performance awards, as
well as deferred
expenses from prior
performance years.
The
“Performance award
pool
and
expenses” table
below
compares
the
performance award
pool
with
performance
award expenses.
Performance award pool and expenses
USD m, except where indicated 2025 2024 % change
Performance award pool
1
5,149
4,698
10
of which: expenses deferred to future periods and adjustments
2,3
915
845
8
Performance award expenses accrued in the performance year
4,234
3,853
10
Performance award expenses related to prior performance years
678
603
12
Total performance award expenses recognized for the year
4
4,912
4,456
10
1 Excluding employer-paid taxes and
social security.
2 Estimate as of the end of the performance
year. Actual amounts
expensed in future periods may vary,
e.g. due to forfeiture of
awards.
3 Refer to details in
the preceding
"Variable compensation"
table for
more information.
4 Refer to
“Note 26 Employee
benefits: variable
compensation” in
the “Consolidated
financial statements”
section of
this report
for more
information

Advisory vote |
Corporate governance and compensation | Compensation

Compensation for the Board of Directors
Chairman of the BoD
Under the leadership of the Chairman,
Colm Kelleher, the Board of Directors (the BoD) determines, among other things, the strategy for the Group,
based on recommendations by the Group Chief Executive Officer (the Group CEO),
exercises
ultimate supervision over management and appoints all Group Executive Board (GEB) members.
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
current period, from the 2025
AGM to the 2026 AGM,
his fixed fee was CHF 5.5m
and consisted
of a cash payment
of CHF 2.75m and a
share component of CHF 2.75m,
consisting of 83,525 UBS
shares at CHF 32.924
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
four years).
For the
current period,
from the
2025 AGM
to the
2026 AGM,
his fixed
fee was
CHF 1.5m, excluding
benefits
and pension
fund contributions.
The fixed
fee consisted
of a
cash payment
of CHF 0.75m
and a
share component
of
CHF 0.75m, consisting of 22,779 UBS shares at CHF 32.924 per share.
As a non-independent director, Mr. Gähwiler
is entitled to pension fund contributions
and benefits. Including these, his
total reward for his service as Vice Chairman for the current period was CHF 1,937,864.
The Vice Chairman
is not eligible
for performance awards,
severance terms or
supplementary contributions to
pension
plans. The
pension contributions
and benefits
for the
Vice Chairman,
in his
capacity as
non-independent director,
are
consistent with all UBS employees and aligned with local market practice.
In 2025,
the BoD
announced that
Lukas Gähwiler
would not
stand for
re-election at
the forthcoming
AGM and
that
Markus Ronner would be nominated as a new
member of the BoD. After his election,
he would assume the role of
the
Vice Chairman.
The fixed
fee for
the Vice
Chairman role
will remain
unchanged, at
CHF 1.5m for
the period
from the
2026 AGM to the 2027 AGM and continue to be delivered 50% in cash and 50% in shares (blocked for four years).
›
Refer to “Board of Directors” in the “Corporate governance” section of this report for more information about the responsibilities
of the Vice Chairman
›
Refer to the “Say-on-pay” section of this report for more information about compensation-related proposals at the 2026 AGM

Advisory vote |
Corporate governance and compensation | Compensation

Other BoD members
Other
BoD
members
receive
fixed
fees
for
their
services
on
the
BoD
and
its
committees.
The
fee
structure
remains
unchanged compared with the last AGM-to-AGM period. BoD members do not receive performance awards, severance payments, benefits or
pension contributions (the
benefit eligibility of
the Chairman and
that of
the Vice
Chairman are
described above).
BoD members
other than
the Chairman
and the
Vice Chairman
receive at
minimum 50%
of their
fees in
UBS shares,
which are
blocked for
four years,
and they
may elect
to receive
up to
100% of
their fees
in blocked
UBS shares.
The
number of shares is calculated based
on the average closing price of
the 10 trading days leading up to
and including the
grant date.
Since 2023, in order to facilitate the integration of Credit
Suisse into UBS, a number of independent BoD members have
served on the boards
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

Advisory vote |
Corporate governance and compensation | Compensation

Audited |
Remuneration details and additional information for BoD members
Period 2025 AGM to 2026 AGM
CHF, except where indicated
Name, function
1
Audit Committee Compensation Committee Corporate Culture and Responsibility Committee Governance and Nominating Committee Risk Committee
Base fee
Committee
fee(s)
Additional
payments
2
Benefits
3
Total
4
Share
percentage
5
Number of
shares
6,7
Subsidiary
entity board
fees
Total
including
subsidiary
fees
Colm Kelleher, Chairman
8
C C
5,500,000
28,633
5,528,633
50
83,525
5,528,633
Lukas Gähwiler, Vice
Chairman
8
M M
1,500,000
437,864
1,937,864
50
22,779
1,937,864
Jeremy Anderson, Senior
Independent Director C M
300,000
400,000
150,000
850,000
100
20,424
163,641
1,013,641
William C. Dudley, member M M
300,000
250,000
550,000
50
8,352
550,000
Patrick Firmenich, member M M
300,000
250,000
550,000
100
12,373
550,000
Fred Hu, member M
300,000
100,000
400,000
100
8,984
400,000
Mark Hughes, member M C
300,000
400,000
700,000
50
10,630
700,000
Renata Jungo Brüngger,
member M
300,000
50,000
350,000
50
5,315
350,000
Gail Kelly, member M M
300,000
200,000
500,000
50
7,593
500,000
Julie G. Richardson, member C M
300,000
400,000
700,000
50
10,630
700,000
Lila Tretikov, member M
300,000
200,000
500,000
50
7,593
500,000
Jeanette Wong, member
M M
300,000
300,000
600,000
100
13,584
600,000
Aggregate of all BoD members 2025/2026
13,166,497
13,330,139
Aggregate of all BoD members 2025/2026 in USD (for reference)
9
15,895,173
16,092,729
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
in office on 31 December 2025 and on
31 December 2024.
2 These payments are associated with
the Senior Independent Director role.
3 For the period from the 2025
AGM to the
2026 AGM, benefits
amount is an estimate.
For the Vi
ce Chairman, the
benefits include the
portion related to
UBS’s contribution
to the statutory
pension scheme.
4 Excludes UBS’s
portion related to
the legally
required social security contributions, which for the period from the 2025 AGM to the 2026 AGM (including the Chairman, Vice Chairman and UBS Group
AG members with a role in subsidiaries) is estimated at grant at CHF 650,000 and which for the period
from the 2024 AGM to the
2025 AGM was estimated at
grant at CHF 753,000. The
legally required social security contributions paid
by the independent BoD members are
included in the amounts shown in this table, as appropriate.
5 For the Chairman and Vice Chairman, fees are paid 50% in cash and 50% in blocked UBS shares. Other BoD members must use a minimum of 50% of
their fees to purchase UBS shares, which are blocked for four years.
6 For 2025, UBS shares were valued at CHF 32.924 (average closing price of UBS shares over the last 10 trading days leading up to and including the grant date). For 2024, UBS shares were valued at CHF 30.328 (average closing price of UBS shares over the last 10 trading days leading up to and including the grant date). These shares are blocked for four years.
7 Number of shares is reduced in case of the 100% election to deduct legally required contributions. All remuneration payments are,
where applicable, subject to social security contributions and / or withholding tax.
8 The Chairman and the Vice Chairman do
not receive committee fees in addition to their annual fixed fee.
9 Swiss franc amounts have been translated into US dollars
for reference at the 2025 performance award
currency exchange rate of CHF / USD 1.207244.
▲

Advisory vote |
Corporate governance and compensation | Compensation

Supplemental information
Fixed and variable compensation for
GEB members
Fixed and variable compensation for GEB members
1,2,3
Total for 2025 Not deferred Deferred
4
Total for 2024
CHF m, except where indicated Amount % Amount % Amount % Amount
Total compensation
Amount
5
142
100
47
33
95
67
140
Number of beneficiaries
15
20
Fixed compensation
5,6
23
16
23
100
0
0
25
Cash-based
23
16
25
Equity-based
0
0
0
Variable compensation
119
84
24
20
95
80
114
Cash
7
24
17
26
Long-Term Incentive Plan (LTIP)
8
59
42
53
Deferred Contingent Capital Plan (DCCP)
8
36
25
34
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
EU MRTs, the
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
This includes employees working
in front-office roles, logistics
and control functions. Identifying KRTs
globally is part of
our risk control framework and an important element in
ensuring we incentivize only appropriate risk-taking. For 2025, in addition to GEB members, 755 employees were classified as KRTs throughout the UBS Group globally.
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
Total for 2025 Not deferred Deferred
2
Total for 2024
3
USD m, except where indicated Amount % Amount % Amount % Amount
Total compensation
Amount
1,554
100
943
61
611
39
1,650
Number of beneficiaries
755
818
Fixed compensation
3,4
488
31
488
100
0
0
540
Cash-based
485
31
485
538
Equity-based
3
0
3
3
Variable compensation
1,066
69
455
43
611
57
1,110
Cash
5
455
29
455
467
Long-Term Incentive Plan (LTIP)
/ Equity Ownership
Plan (EOP) / Fund Ownership Plan (FOP)
6
370
24
370
386
Deferred Contingent Capital Plan (DCCP)
6
241
16
241
256
1 Excludes payments made to individuals related to their time as a GEB member.
Prior-period information has been adjusted to exclude employees with a total compensation exceeding
USD / CHF 2.5m who were not
otherwise identified as KRTs.
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
6 KRTs who are also EU MRTs
do not receive dividend
and interest payments.

Advisory vote |
Corporate governance and compensation | Compensation

Deferred compensation of the GEB and KRTs
The
table
below
shows
the
current
economic
value
of
unvested
outstanding
deferred
variable
compensation
awards
subject to ex post
adjustments. For share-based plans,
the economic value
is determined based
on the closing
share price
on 31 December
2025. For
notional funds,
it is
determined using
the latest
available market
price for
the underlying
funds at the end of 2025, and for deferred cash plans, it is determined based on the outstanding amount of cash owed to award recipients.
Deferred compensation of the GEB and KRTs
1,2,3
USD m, except where indicated
Relating to awards
for 2025
4
Relating to
awards for prior
years
5
Total
of which: exposed to
ex post explicit and /
or implicit adjustments
Total deferred
compensation
year-end 2024
Total amount of
deferred compensation
distributed in 2025
6
GEB
Deferred Contingent Capital Plan
34
150
184
100%
185
45
Equity Ownership Plan (including notional funds
and Credit Suisse legacy plans)
0
36
36
100%
43
21
Long-Term Incentive Plan
72
276
348
100%
335
98
KRTs
Deferred Contingent Capital Plan
241
954
1,195
100%
1,153
112
Equity Ownership Plan (including notional funds)
129
732
861
100%
1,014
422
Long-Term Incentive Plan
241
583
824
100%
519
88
Credit Suisse legacy plans
31
31
100%
100
42
Total GEB and KRTs
717
2,762
3,479
3,349
828
1 Based
on the
specific plan
vesting and
reflecting the
economic value
of the
outstanding awards,
which may
differ from
the expense
recognized in
the income
statement in
accordance with
IFRS. Year
-to-year
reconciliations would also need
to consider the impacts
of additional items including
off-cycle awards,
FX movements, population
changes and dividend equivalent
reinvestments. Prior period
information has been
adjusted to exclude employees with a total compensation
exceeding USD / CHF 2.5m who were not
otherwise identified as KRTs.
2 Refer to “Note 26 Employee benefits: variable compensation”
in the “Consolidated
financial statements” section of this report for more information.
3 GEB members and KRTs who are also EU MRTs do not receive dividend and interest payments.
4 Where applicable, amounts are translated into
US dollars at the performance award currency
exchange rate. LTIP
values reflect the communicated value
awarded at grant.
5 Takes
into account the ex post implicit adjustments,
given the share price movements
since grant.
Where applicable,
amounts are translated
from award
currency into
US dollars using
FX rates
as of 31
December 2025.
LTIP
values reflect
the fair value
awarded at
grant or
communicated value
as
applicable.
6 Valued at distribution price and FX rate for all awards distributed in 2025 (this excludes interests on DCCP).
The table
below shows
the value
of actual
ex post
explicit and
implicit adjustments
to outstanding
deferred compensation
in the 2025 financial year for GEB members and KRTs.
Ex post adjustments
occur after an
award has been
granted. Explicit adjustments
occur when we
adjust compensation
by forfeiting deferred awards. Implicit adjustments are unrelated to any action taken by the firm and occur as a result of
price movements that affect the value of an award.
GEB and KRTs
ex post explicit and implicit adjustments to deferred compensation
Ex post explicit adjustments
to unvested awards
1
Ex post implicit adjustments
to unvested awards
2
USD m 31.12.25 31.12.24 31.12.25 31.12.24
GEB
Deferred Contingent Capital Plan
0
0
0
0
Equity Ownership Plan (including notional funds and Credit Suisse legacy plans, if applicable)
0
0
16
13
Long-Term Incentive Plan
(2)
0
136
94
KRTs
3
Deferred Contingent Capital Plan
(4)
(1)
0
0
Equity Ownership Plan (including notional funds)
(8)
(1)
332
261
Long-Term Incentive Plan
0
0
287
98
Credit Suisse legacy plans
0
(1)
12
15
Total GEB and KRTs
(14)
(2)
783
481
1 For notional share
awards, ex post
explicit adjustments are calculated as
units forfeited during the year,
valued at the share
price on 31 December 2025 (USD 46.31)
for 2025 (which may differ
from the expense
recognized in the income statement in accordance with IFRS). The 2024 data is valued using the share price on 31 December 2024 (USD 30.32). For LTIP, the forfeited units reflect the fair value awarded at grant. For the notional funds awarded to Asset Management
employees under the AM EOP/FOP in 2025
and 2024, and CS Legacy notional funds
for 2025, this represents the fair value
at the time of the employee forfeiture.
For DCCP,
the fair value at
grant of the forfeited
awards during the year
is reflected. All values
shown exclude DCCP interest.
2 Ex post implicit adjustments
for UBS shares are calculated
based on the difference
between the weighted average grant date fair value and the share price at year-end. The amount for UBS and CS legacy notional funds is calculated using the mark-to-market change during 2025 and 2024.
3 Prior
period information has been adjusted to exclude employees with a total compensation exceeding USD / CHF 2.5m who were not otherwise identified as
KRTs.

Advisory vote |
Corporate governance and compensation | Compensation

UK Material Risk Takers and the UK Senior Managers and Certification Regime
For relevant UK-regulated
entities, we identify
individuals who are
deemed to be
Material Risk Takers
(UK MRTs) based
on
sectorial
and
/
or
local
regulatory
requirements,
including
equivalent
UK
requirements,
as
applicable.
This
group
consists of senior management,
risk takers, selected staff
in control or support
functions and certain highly
compensated
employees.
In
addition,
the
Senior
Managers
and
Certification
Regime
(the
SMCR)
of
the
UK
Prudential
Regulation
Authority (the
PRA) and
Financial Conduct
Authority (the
FCA) requires
that individuals
with specified
responsibilities,
performing
certain
significant
functions
and
/
or
those
in
certain
other
identified
categories
be
designated
as
Senior
Management Functions (UK
SMFs). For 2025,
UBS identified 772
UK MRTs and
SMFs in relation
to its relevant
UK entities.
For UK-regulated
MRTs and
SMFs, UBS
applies the
requirements set
by the
PRA and
the FCA
under the
reformed UK
remuneration rules, and where relevant, the FCA’s Investment Firms Prudential Regime (MIFIDPRU) Remuneration Code,
ensuring
compliance
with
the
relevant
regulatory
standards
governing
variable
compensation
structures,
deferral
arrangements and the use of share-based instruments.
Additionally, UK MRTs
and UK SMFs
are subject to
a maximum ratio
between fixed and
variable pay, which
was set by
UBS taking into account the
business activities and prudential
and conduct risks of
the relevant legal entities. In
addition,
the
maximum
ratios
were
set
considering
the
scenario
that
the
relevant
legal
entities
might
exceed
their
financial
objectives, and to align with the ratios applicable for GEB members on a communicated value basis.
The maximum ratio for all UK-regulated MRTs and SMFs was approved by the compensation committees of the relevant entities.
Performance awards granted to UK MRTs
and UK SMFs are subject to clawback
provisions, which allow the firm to claim
repayment of both
the upfront and
the vested deferred
element of any
performance award if an
individual is found to
have contributed
substantially to
significant
financial losses
for the
Group
or
corporate structure
in scope,
a material
downward
restatement of
disclosed
results, or
engaged in
misconduct
and
/
or
failed
to
take expected
actions,
thus
contributing to significant reputational harm.
Long-Term
Incentive
Plan
(LTIP)
awards
granted
to
UK
MRTs
and
UK
SMFs
are
subject
to
an
additional
non-financial
conduct-related metric as required by UK regulation.
EU Material Risk Takers
For relevant EU-regulated entities,
we identify individuals who
are deemed to be Material
Risk Takers (EU MRTs)
based on
sectorial and /
or local regulatory
requirements, including the
respective EU Commission
Delegated Regulation and
the
fifth iteration
of the
EU Capital
Requirements Directive
(CRD V),
the Undertakings
for Collective
Investment in
Transferable
Securities Directive
(UCITS V)
and the
Alternative Investment
Fund Managers
Directive (the
AIFMD), as
applicable. This
group
consists
of
senior
management,
risk
takers,
selected
staff
in
control
or
support
functions
and
certain
highly
compensated employees. For 2025, UBS identified 262 EU MRTs in relation to its relevant EU entities.
Subject to individual or legal-entity level proportionality considerations, variable compensation awarded to EU-regulated
MRTs is subject to additional deferral
and other requirements under Art. 94 of
the Capital Requirements Directive, UCITS
V and
the AIFMD,
as further
in the
applicable European
Securities and
Markets Authority
(ESMA) remuneration
guidelines.
Additionally,
where
applicable,
EU
MRTs
are
subject
to
a
maximum
ratio
between
fixed
and
variable
pay.
Across
EU
locations, the maximum variable
to fixed compensation ratio
for EU-regulated MRTs is
set to 200%, based
on approval
through relevant shareholder votes.
Australian Material Risk Takers
For UBS
AG, Australia
Branch, we
identified individuals
who are
Australian Material
Risk Takers
(AUSMRTs
)
under the
Australian Prudential Regulation Authority Prudential Standard CPS
511 requirements. The Prudential Standard
outlines
that AUSMRTs
are individuals
whose professional activities
have a material
potential impact on
the entity’s risk
profile,
performance and long-term soundness. Variable compensation for these individuals is subject to additional deferral and other requirements under Prudential Standard CPS 511 and harmful acts provisions.
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

Advisory vote |
Corporate governance and compensation | Compensation

2025 Group personnel expenses
The
number
of
internal
personnel
employed
as
of
31 December
2025
decreased
by
5,471
to
103,177
(full-time
equivalents) compared with 31 December 2024.
The
table
below
shows
our
total
personnel
expenses
for
2025,
including
salaries,
pension
expenses,
social
security
contributions,
variable
compensation
and
other
personnel
costs.
Variable
compensation
includes
cash
performance
awards paid in 2026
for the 2025 performance
year, amortization of unvested
deferred awards granted in
previous years
and the cost of
deferred awards granted
to employees that are
eligible for retirement in
the context of the
compensation
framework at the date of grant.
The performance award pool
reflects the value of
performance awards granted relating
to the 2025
performance year,
including awards
that are
paid out
immediately and
those that
are deferred.
To determine
our variable
compensation
expenses,
the
following
adjustments
are
required
in
order
to
reconcile
the
performance
award
pool
to
the
expenses
recognized in the Group’s financial statements prepared in accordance with IFRS Accounting Standards:
–
a reduction for
expenses deferred to
future periods (amortization
of unvested awards
granted in 2026
for the 2025
performance year) and accounting adjustments; and
– an addition for the 2025 amortization of unvested deferred awards granted in prior years.
As a large part of compensation consists of deferred awards, the amortization of unvested deferred awards granted for
prior years
forms a
significant part
of the
IFRS Accounting
Standards expenses
in both
2025 and
2026. The
expenses
related to prior performance years and total expenses
recognized in 2025 include deferred compensation granted
under
Credit Suisse
Group compensation
plans in
previous years,
which have
been expensed
from 2023
onward due
to the
integration of Credit Suisse into UBS.
›
Refer to “Note 6 Personnel expenses” and “Note 26 Employee benefits: variable compensation” in the “Consolidated financial
statements” section of this report for more information
Personnel expenses
Expenses recognized in the IFRS Accounting Standards income statement
USD m
Related to the 2025
performance year
Related to prior
performance years
Total expenses
recognized in
2025
Total expenses
recognized in
2024
Total expenses
recognized in
2023
Salaries
1
11,904
0
11,904
12,178
10,997
Non-deferred cash
3,609
(61)
3,548
3,206
2,807
Deferred compensation awards
625
740
1,364
1,250
1,179
of which: Equity Ownership Plan
131
260
391
458
485
of which: Deferred Contingent Capital Plan
236
316
552
487
421
of which: Long-Term Incentive Plan
228
132
360
237
204
of which: Fund Ownership Plan
29
31
60
68
69
Variable compensation – performance awards
4,234
678
4,912
4,456
3,986
Variable compensation – financial advisors
2
4,874
780
5,654
5,293
4,549
Variable compensation – other
3
617
250
867
1,121
1,310
Total variable compensation
4
9,725
1,709
11,434
10,870
9,845
Contractors
301
0
301
325
334
Social security
1,547
149
1,696
1,622
1,473
Post-employment benefit plans
5
1,499
0
1,499
1,310
1,361
Other personnel expenses
988
39
1,027
1,013
890
Total personnel expenses
25,964
1,896
27,861
27,318
24,899
1 Includes role-based
allowances.
2 Financial advisor
compensation consists of
cash compensation, determined
using a formulaic
approach based on
production, and deferred
awards. It
also includes expenses
related to compensation commitments
with financial
advisors entered into at
the time of recruitment
that are subject to
vesting requirements.
3 Includes severance payments,
replacement and retention awards,
existing deferred awards granted to Credit Suisse employees, interest expense related to the Deferred
Contingent Capital Plan and forfeiture credits.
4 Refer to “Note 26 Employee benefits: variable compensation”
in the “Consolidated financial statements” section of this report for more information.
5 Refer to “Note 25 Post-employment benefit plans” in the “Consolidated financial statements” section of this report for more information.

Advisory vote |
Corporate governance and compensation | Compensation

Deferred compensation
Vesting of outstanding awards granted in prior years subject to performance metrics and thresholds
The tables
below show
the extent
to which
the performance
metrics and
thresholds for
awards granted
in prior
years
have been met and the related vesting in 2026.
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
– As outlined in our 2019 Compensation Report, up to CHF 7.3m, or 30%, of the 2019 LTIP awards
at grant for GEB members active
in March 2017 was at risk and directly linked to the final
resolution of the French cross-border matter.
Following its
resolution and considering the final financial impact, the
Compensation Committee applied a fact-based reduction to the final value of the award of 10% of the shares at risk.
– For other selected senior management, the full award vested in
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
Long-Term Incentive Plan (LTIP)
2020 (performance period 2021–2023)
Performance metrics Performance achievement
1
Vesting
Return on common equity tier 1 capital
(RoCET1) and relative Total Shareholder
Return (rTSR)
The overall achievement level is 92.55%
of the maximum opportunity (of up to
100%), based on outcomes for rTSR
(weighted 50%) and RoCET1 (weighted
50%).
– For GEB, the first, second and third installments vested in 2024,
2025 and 2026, respectively.
– For other selected senior management, the full award vested in
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
Long-Term Incentive Plan (LTIP)
2021 (performance period 2022–2024)
Performance metrics Performance achievement
1
Vesting
Return on common equity tier 1 capital
(RoCET1) and relative Total Shareholder
Return (rTSR)
The overall achievement level is 93.33%
of the maximum opportunity (of up to
100%), based on outcomes for rTSR
(weighted 50%) and RoCET1 (weighted
50%).
– For GEB, the first installments vested in 2025 and the second will vest in 2026. The remaining third tranche will vest in 2027
accordingly.
– For other selected senior management, the full award vested in
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
2022 (performance period 2023–2025)
Performance metrics Performance achievement
1
Vesting
Return on common equity tier 1 capital
(RoCET1) and relative Total Shareholder
Return (rTSR)
The overall achievement level is 71.56%
of the maximum opportunity (of up to
100%), based on outcomes for rTSR
(weighted 50%) and RoCET1 (weighted
50%).
– For GEB, the first installment will vest in 2026 and the remaining tranches will vest in 2027 and 2028 accordingly.
– For other selected senior management, the full award vests in
2026.
1
As disclosed in our Compensation Report 2022, LTIP
awards for the 2022 performance year were awarded
at a value of 71.45% of maximum, which
reflected our best estimate of the fair value of the
award. The
maximum number of shares was determined by dividing the awarded amount by the fair value of the award at the date of grant,
divided by CHF 20.092 or USD 21.790, the average closing price of UBS shares over
the last ten trading days leading up to and including the grant date.
›
Refer to “Performance achievement of the 2022 LTIP
granted in 2023” in the “Group compensation” section of this report for more information

Advisory vote |
Corporate governance and compensation | Compensation

The
below
EOP
and
DCCP
thresholds
have
been
set
to
support
the
sustainability
of
the
organization
and
represent
minimum performance levels to retain the awards.
Equity Ownership Plan (EOP) 2020 / 2021, EOP 2021 / 2022
Thresholds Threshold achievement
1
Vesting
EOP 2020 / 2021 and EOP 2021 / 2022:
Return on common equity tier 1 capital
(RoCET1)
The Group thresholds have been satisfied. The following installments vest in full:
– for EOP 2020 / 2021, the third and final installment for employees with extended vesting periods (e.g. as required by applicable regulators) covered under the plan; and
– for EOP 2021 / 2022, the second installment for employees with extended vesting periods (e.g. as required by applicable
regulators) covered under the plan.
1
Performance may be adjusted for disclosed items generally not representative of underlying business performance.
Deferred Contingent Capital Plan (DCCP) 2020 / 2021
Thresholds Threshold achievement
1
Vesting
2
Common equity tier 1 (CET1) capital ratio,
viability event and, additionally for GEB,
Group profit before tax
The thresholds have been satisfied. – DCCP 2020 / 2021 vests in full.
1
Performance may be adjusted for disclosed items generally not representative of underlying business performance.
2
Certain regulated employees are subject to extended vesting periods.
Outstanding Credit Suisse Group awards granted in prior years subject to performance conditions
The tables
below show
the extent
to which
the performance
metrics and
thresholds for
awards granted
by the
Credit
Suisse Group in prior years have been met and the related impact of the 2025 results.
As a result of the acquisition by UBS Group AG
of Credit Suisse Group AG in 2023, many of the
financial measurements
applicable
to
legacy
Credit
Suisse
Group
awards
are
no
longer
available
or
are
not
fully
comparable
to
previous
performance periods, therefore revised metrics have been adopted as disclosed in the Compensation Report 2023.
Performance Share Awards (PSA) 2018/2019, 2019/2020, 2020/2021, 2021/2022
Threshold Threshold achievement
1
Vesting
2
Negative adjustment if reported UBS Group AG
return on CET1 capital (RoCET1) is negative
The amended threshold has been satisfied. – No negative adjustment applied in respect of
PSAs outstanding on 31 December 2025. The
respective installments will vest in 2026.
1
Performance may be adjusted for disclosed items generally not representative of underlying business performance.
2
Certain regulated employees, such as Senior Management Functions (SMFs) and Material Risk
Takers (MRTs),
are subject to extended vesting periods.
Transformation Awards share
component 2022/23
Thresholds Threshold achievement Vesting
Underlying UBS Group AG RoCET1 of 8%
minimum (FY 2025)
UBS Group AG share price of CHF 85.87 (on
31 December 2025)
The underlying RoCET1 threshold has been
satisfied; however, the share price threshold has
not been achieved.
–
The Transformation Awards are
fully forfeited.

Advisory vote |
Corporate governance and compensation | Compensation

Audited |
Share ownership / entitlements of GEB members
1
Name, function
on
31 December
Number of
unvested
shares / at
risk
2
Number of
vested shares
Total number
of shares
Potentially
conferred
voting
rights in %
Sergio P. Ermotti, Group Chief Executive Officer
2025
675,066
2,255,862
2,930,928
0.222
2024
1,023,411
1,732,094
2,755,505
0.215
George Athanasopoulos, Co-President Investment Bank
2025
317,190
359,865
677,055
0.051
2024
468,793
203,756
672,549
0.053
Michelle Bereaux, Group Integration Officer
2025
149,504
54,483
203,987
0.015
2024
164,063
12,824
176,887
0.014
Mike Dargan, Group Chief Operations and Technology Officer
2025
497,801
63
497,864
0.038
2024
465,358
26,815
492,173
0.038
Aleksandar Ivanovic, President Asset Management
2025
188,402
0
188,402
0.014
2024
143,704
65,697
209,401
0.016
Robert Karofsky, President UBS Americas and Co-President Global Wealth Management
2025
765,382
492,663
1,258,045
0.095
2024
1,139,539
424,520
1,564,059
0.122
Sabine Keller-Busse, President Personal & Corporate Banking
and President UBS Switzerland
2025
708,724
602,859
1,311,583
0.099
2024
982,710
425,317
1,408,027
0.110
Iqbal Khan, Co-President Global Wealth Management and President UBS Asia Pacific
2025
1,043,565
253,268
1,296,833
0.098
2024
1,140,180
179,433
1,319,613
0.103
Barbara Levi, Group General Counsel
2025
503,567
234,490
738,057
0.056
2024
539,142
99,876
639,018
0.050
Beatriz Martin Jimenez, Head Non-core and Legacy and President UBS EMEA
2025
373,335
149,455
522,790
0.040
2024
426,691
180,706
607,397
0.047
Markus Ronner, Group Chief Compliance and Governance Officer
2025
518,931
202,968
721,899
0.055
2024
613,246
4,436
617,682
0.048
Stefan Seiler, Head Group Human Resources & Corporate Services
2025
232,913
177,155
410,068
0.031
2024
299,428
91,393
390,821
0.031
Todd Tuckner,
Group Chief Financial Officer
2025
255,864
259,379
515,243
0.039
2024
279,344
279,647
558,991
0.044
Marco Valla, Co-President Investment Bank
2025
325,291
50,623
375,914
0.028
2024
244,051
13,847
257,898
0.020
Damian Vogel, Group Chief Risk Officer
2025
115,331
50,886
166,217
0.013
2024
74,256
23,919
98,175
0.008
Total
2025
6,670,866
5,144,019
11,814,885
0.894
2024
8,003,916
3,764,280
11,768,196
0.920
1 Includes all vested and unvested
shares of GEB members, including those held by
related parties. No options were held in 2025 and
2024 by any GEB member or
any of its related parties. Refer to “Note
26 Employee
benefits: variable compensation” in the “Consolidated financial statements”
section of this report for more information.
2 Includes shares granted under variable compensation
plans with forfeiture provisions. For
the 2019/20, 2020/21, 2021/22 and
2022/23 LTIP
awards, the values
reflect the final value.
For all other LTIP
awards, the values
reflect the fair value awarded
at grant. The actual
number of shares vesting in
the
future will be calculated under the terms of the plans. Refer to the “Group compensation” section of this report for more information about the plans.
▲
Audited |
Total of all vested and unvested shares
of GEB members
1,2
Total of which: vested of which: vesting
2026 2027 2028 2029 2030 2031
Shares on 31 December 2025
11,814,885
5,144,019
1,907,359
1,569,151
1,449,822
1,085,996
613,413
45,126
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
Chairman
2025
642,893
0.049
2024
552,218
0.043
Lukas Gähwiler, Vice Chairman
2025
408,570
0.031
2024
385,609
0.030
Jeremy Anderson, Senior Independent Director
2025
181,449
0.014
2024
167,436
0.013
William C. Dudley, member
2025
83,654
0.006
2024
74,587
0.006
Patrick Firmenich, member
2025
84,442
0.006
2024
71,010
0.006
Fred Hu, member
2025
136,576
0.010
2024
124,370
0.010
Mark Hughes, member
2025
91,779
0.007
2024
80,239
0.006
Gail Kelly, member
2025
6,594
0.000
2024
0
0.000
Renata Jungo Brüngger, member
2025
0
0.000
2024 –
Julie G. Richardson, member
2025
157,486
0.012
2024
157,946
0.012
Lila Tretikov,
member
2025
0
0.000
2024 –
Jeanette Wong, member
2025
148,419
0.011
2024
133,761
0.010
Total
2025
1,941,862
0.147
2024
1,747,176
0.137
1 Includes blocked and unblocked shares held by BoD members, including those held by related parties. No options were granted in 2025 and 2024.
▲
Audited |
Total of all blocked and
unblocked shares of BoD members
1
Total
of which:
unblocked
of which: blocked until
2026 2027 2028 2029
Shares on 31 December 2025
1,941,862
1,052,630
153,472
286,945
240,361
208,454
2025 2026 2027 2028
Shares on 31 December 2024
1,747,176
828,950
237,448
153,472
286,945
240,361
1 Includes shares held by related parties.
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
Loans granted to GEB members
CHF, except where indicated
1
USD
(for reference)
Name, function on 31 December Loans
2,3,4
Loans
2,3,4
Mike Dargan, Group Chief Operations and Technology Officer (highest loan in 2025) 2025
10,447,500
13,175,980
Mike Dargan, Group Chief Operations and Technology Officer (highest loan in 2024) 2024
10,694,500
Aggregate of all GEB members
2025
46,810,000
59,034,946
2024
43,547,875
1 Swiss franc and US dollar amounts
disclosed represent local currency amounts translated
at the relevant year-end
closing exchange rate.
2 All loans granted are secured loans.
3 No unused uncommitted credit
facilities in 2025 and 2024.
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
Loans granted to BoD members
CHF, except where indicated
1
USD
(for reference)
on 31 December Loans
2,3,4
Loans
2,3,4
Aggregate of all BoD members
2025
0
0
2024
2,377,500
1 Swiss franc and US dollar amounts disclosed represent local currency amounts translated at the relevant year-end closing exchange rate.
2 All loans granted are secured loans.
3 CHF 2,377,500 (USD 2,618,108)
for Claudia Böckstiegel (independent BoD member) in 2024.
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
2025
0
0
0
0
2024
0
0
0
Aggregate of all former GEB members
4 2025
0
68,050
68,050
82,153
2024
0
1,951,200
1,951,200
Aggregate of all former BoD and GEB members
2025
0
68,050
68,050
82,153
2024
0
1,951,200
1,951,200
1 Compensation or remuneration that is related to the
former members’ activity on the BoD or GEB
or that is not at market conditions.
2 Swiss franc and US dollar amounts disclosed represent local currency amounts
translated at the relevant year-end closing exchange rate.
3 Includes benefit payments in 2025 for one former GEB members and in 2024 to four former GEB members.
4 Excludes the portion related to the legally
required employer’s social security contributions for 2025 and 2024; however, the legally required employees’ social security contributions are included in the amounts shown in the table above, as appropriat
e.
▲

Advisory vote |
Corporate governance and compensation | Compensation

GEB and BoD member mandates outside the Group
In line with the Swiss Code of Obligations, we disclose
the mandates of GEB and BoD members outside of the
Group in
the tables below. Further information on background and biographies, including mandates in UBS entities, are available
in the “Corporate governance” section of this report.
Audited |
BoD member mandates outside the Group
Name, function
Company boards /
other activities Mandates
Colm Kelleher,
Chairman
Other activities and
functions
– Member of the Board of Directors of the Bretton Woods Committee
– Member of the Board of the Swiss Finance Council
– Member of the Board of the International Monetary Conference
– Member of the Board of the Bank Policy Institute
– Member of the Board of Americans for Oxford
– Visiting Professor of Banking and Finance, Loughborough Business School
– Member of the European Financial Services Round Table
– Member of the European Banking Group
– Member of the International Advisory Council of the China Securities Regulatory Commission
– Member of the Chief Executive’s Advisory Council (Hong Kong)
Lukas Gähwiler, Vice
Chairman
Non-listed – Vice Chairman of the Board of Directors of Pilatus Aircraft Ltd
– Member of the Board of Directors of Ringier AG
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
Senior Independent
Director
Listed – Member of the Board of Prudential plc (chair of the risk committee)
Non-listed – Chairman of Lamb’s Passage Holding Ltd
Other activities and
functions
– Trustee of the UK’s Productivity Leadership Group
William C. Dudley,
member
Listed – Member of the Global Advisory Council of Coinbase
1
Non-listed – Member of the Advisory Board of Suade Labs
Other activities and
functions
– Senior Advisor to the Griswold Center for Economic Policy Studies, Princeton University
– Member of the Group of Thirty
– Member of the Council on Foreign Relations
– Chairman of the Bretton Woods Committee Board of Directors
– Member of the Board of the Council for Economic Education
Patrick Firmenich,
member
Listed – Vice Chairman of the Board of dsm–firmenich (chair of the governance and nomination committee)
Other activities and
functions
– Member of the Advisory Council of the Swiss Board Institute
Fred Hu, member Listed –
Non-executive
Chairman of
the Board
of Yum
China Holdings
(chair of
the nomination
and governance
committee)
– Member of the Board of Chubb Limited
1
Non-listed – Chairman of Primavera Capital Ltd
Other activities and
functions
– Trustee of the China Medical Board
– Member of the Global Board of The Nature Conservancy and Co-Chairman of its Asia Pacific Council
– Member of the Board of Trustees, the Institute for Advanced Study
Mark Hughes,
member
Other activities and
functions
– Senior advisor to McKinsey & Company
Renata Jungo
Brüngger, member
Listed – Member of the Supervisory Board of Daimler Truck Holding AG
– Member of the Supervisory Board of Daimler Truck AG
– Member of the Supervisory Board of Munich Re (chair of remuneration committee)
Other activities and
functions
– Member of the Board of Trustees of Internationale Bachakademie Stuttgart
–
Member of the Board of Trustees of Gesellschaft der Freunde
von Bayreuth e. V.
(Friends of Bayreuth)
Gail Kelly, member Listed –
Member
of
the
Board
of
Singtel
Communications
(chair
of
the
executive
resource
and
compensation
committee)
Other activities and
functions
– Member of the Group of Thirty
– Member of the Board of Directors of the Bretton Woods Committee
– Member of the Australian American Leadership Dialogue Advisory Board
– Senior advisor to McKinsey & Company
Julie G. Richardson,
member
Listed – Member of the Board of BXP
1
– Member of the Board of Datadog (chair of the audit committee)
Non-listed – Member of the Board of Fivetran
– Member of the Board of Coalition, Inc.
1
New 2025 mandate compared with 2024.
▲

Advisory vote |
Corporate governance and compensation | Compensation

Audited |
BoD member mandates outside the Group (continued)
Name, function
Company boards /
other activities Mandates
Lila Tretikov,
member
Listed – Member of the Board of Volvo Car Corporation
– Member of the Board of Xylem Inc.
– Member of the Advisory Board of Capgemini SE (changed to Board mandate in January 2026)
Other activities and
functions
– Member of the Board of Zendesk Inc.
– Member of the Board of Backflip AI, Inc.
– Member of the Board of Cusp AI Limited
– Member of the Board of Horizon 3 AI, Inc.
Jeanette Wong,
member
Listed – Member of the Board of Prudential plc (chair of the audit committee)
–
Member of the Board of Singapore Airlines Limited
(chair of the board compensation and industrial relations
committee)
Non-listed – Member of the Board of GIC Pte Ltd
– Member of the Board of PSA International
Other activities and
functions
– Chairman of the CareShield Life Council
– Member of the Securities Industry Council
– Member of the Board of Trustees of the National University of Singapore
▲
›
Refer to “Board of Directors” in the “Corporate governance” section of this report for more information

Advisory vote |
Corporate governance and compensation | Compensation

Audited |
GEB member mandates outside the Group
Name, function
Company boards /
other activities Mandates
Sergio P.
Ermotti, Group Chief
Executive Officer
Listed –
Member of the Board of Ermenegildo Zegna N.V.
(Lead Non-Executive Director)
Non-listed – Member of the Board of Società Editrice del Corriere del Ticino SA
Other activities and
functions
– Member of the Board of Innosuisse, the Swiss Innovation Agency
– Member of Institut International d’Etudes Bancaires
–
Member of
the WEF
International Business
Council and
Governor of
the Financial
Services /
Banking Community
– Member of the MAS International Advisory Panel
– Member of the Board of the Institute of International Finance
– Member of the Board of the Swiss-American Chamber of Commerce
George Athanasopoulos, Co-
President Investment Bank
None
Michelle Bereaux, Group
Integration Officer until December
2025, Group Chief Compliance
and Operational Risk Control
Officer since January 2026
None
Mike Dargan, Group Chief
Operations and Technology
Officer (stepped down on
31 December 2025)
Other activities and
functions
– Member of the Advisory Board of SCION Association
Aleksandar Ivanovic, President
Asset Management
None
Robert Karofsky, Co-President
Global Wealth Management and
President UBS Americas
Other activities and
functions
– Member of the Board of the American Swiss Foundation
1
Sabine Keller-Busse, President
Personal & Corporate Banking and
President UBS Switzerland
Listed – Member of the Board of Zurich Insurance Group
Other activities and
functions
– Chairwoman of the Foundation Board of the Pension Fund of UBS
– Member of the Board and Board Committee of Zurich Chamber of Commerce
–
Member of the
Foundation Council of
the UBS Center
for Economics in
Society,
University of
Zurich
–
Member of the
Board of Trustees of
the Swiss Entrepreneurs
Foundation (stepped down
January
2026)
– Member of the Board of Trustees of the HSG Foundation (University of St. Gallen)
–
Member of the Foundation Board of Deep Tech
Nation Switzerland
– Member of the Board of the University Hospital Zurich Foundation
Iqbal Khan, Co-President Global
Wealth Management and
President UBS Asia Pacific
None
Barbara Levi, Group General
Counsel
Other activities and
functions
– Member of the Board of Directors of the European General Counsel Association
– Member of the Legal Committee of the Swiss-American Chamber of Commerce
Beatriz Martin Jimenez, Group
Chief Operating Officer (since
January 2026), Head Non-core
and Legacy and President UBS
EMEA
None
Markus Ronner, Group Chief
Compliance and Governance
Officer (stepped down on
31 December 2025)
None
Stefan Seiler, Head Group Human
Resources and Corporate Services
Other activities and
functions
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
Technological University (NTU), Singapore
Todd Tuckner,
Group Chief
Financial Officer
Other activities and
functions
–
Member of the
Financial Services Chapter
Board of the
Swiss-American Chamber of
Commerce
1
Marco Valla, Co-President
Investment Bank
Other activities and
functions
– Member of the Board of Directors of Good Shepherd Services
– Member of the Board of the Mount Sinai Department of Urology
Damian Vogel, Group Chief Risk
Officer
Other activities and
functions
– Member of Foundation Board of the International Financial Risk Institute
1
New 2025 mandate compared with 2024.
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
›
Refer to ubs.com/governance for more information

Advisory vote |
Corporate governance and compensation | Compensation

Annual Report 2025 |
Financial statements | Consolidated financial statements

Financial statements
Consolidated financial statements

239
Management’s report on internal control over financial
reporting
240
Reports of the independent registered public accounting
firm / statutory auditor included in this report
241
Report of independent registered public accounting firm
on internal control over financial reporting
242
Report of independent registered public accounting firm
on the financial statements
246
UBS Group AG consolidated financial statements
246
Primary financial statements and share information
246
Income statement
247
Statement of comprehensive income
248
Balance sheet
249
Statement of changes in equity
251
Share information and earnings per share
253
Statement of cash flows
255
Notes to the UBS Group AG consolidated financial
statements
255
1
Summary of material accounting policies
272
2a
Segment reporting
274
2b
Segment reporting by geographic location
275
Income statement notes
275
3
Net interest income and other net income from
financial instruments measured at fair value through
profit or loss
275
4
Net fee and commission income
276
5
Other income
276
6
Personnel expenses
276
7
General and administrative expenses
277
8
Income taxes
280
Balance sheet notes
280
9
Financial assets at amortized cost and other
positions in scope of expected credit loss
measurement
284
10
Derivative instruments
286
11
Property, equipment and software
286
12
Goodwill and intangible assets
288
13
Other assets
289
14
Amounts due to banks and Customer deposits
289
15
Debt issued designated at fair value
290
16
Debt issued measured at amortized cost
290
17
Provisions and contingent liabilities
298
18
Other liabilities
299
Additional information
299
19
Expected credit loss measurement
311
20
Fair value measurement
325
21
Offsetting financial assets and financial liabilities
326
22
Restricted and transferred financial assets
329
23
Maturity analysis of assets and liabilities
332
24
Hedge accounting
334
25
Post-employment benefit plans
340
26
Employee benefits: variable compensation
344
27
Interests in subsidiaries and other entities
347
28
Changes in organization and acquisitions and
disposals of subsidiaries and businesses
349
29
Related parties
351
30
Invested assets and net new money
352
31
Currency translation rates
352
32
Main differences between IFRS Accounting
Standards and Swiss GAAP

Annual Report 2025 |
Financial statements | Consolidated financial statements

Management’s report on internal control over financial reporting
Management’s responsibility for internal control over financial reporting
The Board
of Directors
and management
of UBS
Group AG
(UBS)
are responsible
for establishing
and maintaining
adequate
internal
controls
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
Because of
its inherent
limitations, internal
control over
financial reporting
may not
prevent or
detect misstatements.
Also, projections
of any
evaluation of
effectiveness to
future periods
are subject
to the
risk that
controls may
become
inadequate
because
of
changes
in
conditions, or
that
the
degree
of compliance
with
the
policies or
procedures may
deteriorate.
Management’s
assessment
of internal
control over
financial
reporting
as of 31 December
2025
UBS management
has assessed
the effectiveness
of UBS’s
internal control
over financial
reporting as
of 31 December
2025 based on
the criteria set
forth by the
Committee of Sponsoring
Organizations of the
Treadway Commission (COSO)
in Internal Control – Integrated Framework (2013 Framework). Based on this assessment, management believes that, as of 31 December 2025, UBS’s internal control over financial reporting was effective.
The effectiveness of UBS’s internal control over financial reporting as of 31 December 2025 has been audited by Ernst &
Young Ltd, UBS’s independent registered public accounting firm, as stated in their Report of the independent registered public
accounting
firm
on
internal
control
over
financial
reporting,
which
expresses
an
unqualified
opinion
on
the
effectiveness of UBS’s internal control over financial reporting as of 31 December 2025.
Remediation of Credit Suisse material weaknesses
In March 2023, prior
to the acquisition by UBS
Group AG, the Credit
Suisse Group and Credit
Suisse AG disclosed that
their management had identified material
weaknesses in internal control over financial
reporting as a result of which the
Credit Suisse Group and Credit Suisse AG had concluded that, as of 31 December 2022 and 2021, their internal control over financial
reporting
was not
effective.
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
Since
the
Credit
Suisse
acquisition,
UBS
has
executed
a
remediation
program
to
address
the
identified
material
weaknesses and has implemented additional controls and procedures.
As of
31 December
2024, management
assessed that
the changes
to internal
controls made
to address
the material
weaknesses
relating
to
the
classification
and
presentation
of
the
consolidated
statement
of
cash
flows,
as
well
as
assessment and communication
of the severity
of deficiencies, were
designed and operating
effectively. The remaining
material
weakness
related
to
the
risk
assessment of
internal
controls. During
2024,
UBS
integrated
the
Credit Suisse
control framework into
the UBS internal
control framework and
risk assessment and
evaluation processes. In
addition,
UBS reviewed the
processes, systems and internal
controls in connection with
the integration of
Credit Suisse into
UBS
and implemented additional processes and controls to reflect the increase in complexity of the accounting and financial
control
environment
following
the
acquisition.
Management
assessed
that
the
risk
assessment
process
was
designed
effectively.
However,
considering
the
increased
complexity
of
the
internal
accounting
and
control
environment,
the
remaining
migration efforts still
underway and limited
time to demonstrate
operating effectiveness and
sustainability of the
post-
merger integrated
control environment, management
concluded that additional
evidence of
effective operation of
the
remediated
controls
was
required
to
conclude
that
the
risk
assessment
processes
were
operating
effectively
on
a
sustainable basis. In
light of the
above, management concluded
that there was
a material weakness
in internal control
over financial reporting at 31 December 2024.
As
of
31
December
2025,
UBS
management
has
assessed
the
effectiveness
of
UBS’s
risk
assessment
process
and
concluded that changes made to the risk assessment processes were designed and operating effectively, with significant integration and migration steps completed. UBS management
has therefore concluded that the risk assessment
material
weakness has been remediated.

Annual Report 2025 |
Financial statements | Consolidated financial statements

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
on 9 March
2026 with
the Securities
and Exchange
Commission on
Form 20-F pursuant to US reporting obligations.

Annual Report 2025 |
Financial statements | Consolidated financial statements

Annual Report 2025 |
Financial statements | Consolidated financial statements

Annual Report 2025 |
Financial statements | Consolidated financial statements

Annual Report 2025 |
Financial statements | Consolidated financial statements

Annual Report 2025 |
Financial statements | Consolidated financial statements

Annual Report 2025
| Consolidated financial statements | UBS Group AG consolidated financial statements

UBS Group AG consolidated financial statements
Primary financial statements and share information
Audited |
Income statement
For the year ended
USD m Note 31.12.25 31.12.24 31.12.23
Interest income from financial instruments measured at amortized cost and fair value through other comprehensive income 3
27,948
35,994
31,743
Interest expense from financial instruments measured at amortized cost 3
(26,544)
(35,947)
(28,216)
Net interest income from financial instruments measured at fair value through profit or loss and other 3
6,343
7,061
3,770
Net interest income 3
7,747
7,108
7,297
Other net income from financial instruments measured at fair value through profit or loss 3
14,011
14,690
11,583
Fee and commission income 4
30,581
28,730
23,766
Fee and commission expense 4
(2,669)
(2,592)
(2,195)
Net fee and commission income 4
27,912
26,138
21,570
Other income 5
(96)
675
384
Total revenues
49,573
48,611
40,834
Negative goodwill 28
27,264
Credit loss expense / (release) 19
524
551
1,037
Personnel expenses 6
27,861
27,318
24,899
General and administrative expenses 7
8,807
10,124
10,156
Depreciation, amortization and impairment of non-financial assets 11, 12
3,529
3,798
3,750
Operating expenses
40,197
41,239
38,806
Operating profit / (loss) before tax
8,853
6,821
28,255
Tax expense / (benefit)
8
1,056
1,675
873
Net profit / (loss)
7,797
5,146
27,382
Net profit / (loss) attributable to non-controlling interests
30
60
16
Net profit / (loss) attributable to shareholders
7,767
5,085
27,366
Earnings per share (USD)
Basic
2.46
1.59
8.68
Diluted
2.36
1.52
8.30

Annual Report 2025
| Consolidated financial statements | UBS Group AG consolidated financial statements

Statement of comprehensive income
For the year ended
USD m Note 31.12.25 31.12.24 31.12.23
Comprehensive income attributable to shareholders
Net profit / (loss)
7,767
5,085
27,366
Other comprehensive income that may be reclassified to the income statement
Foreign currency translation
Foreign currency translation movements related to net assets of foreign operations, before tax
1
5,623
(4,726)
3,762
Effective portion of changes in fair value of hedging instruments designated as net investment hedges, before tax
(2,262)
2,957
(2,320)
Foreign currency translation differences on foreign operations reclassified to the income statement
(48)
24
58
Effective portion of changes in fair value of hedging instruments designated as net investment hedges reclassified to the income statement
25
(33)
(28)
Income tax relating to foreign currency translations, including the effect of net investment hedges
(5)
24
(17)
Subtotal foreign currency translation, net of tax
3,333
2
(1,754)
1,456
Financial assets measured at fair value through other comprehensive income
Net unrealized gains / (losses), before tax
69
1
7
Net realized (gains) / losses reclassified to the income statement from equity
0
0
(3)
Income tax relating to net unrealized gains / (losses)
3
0
0
Subtotal financial assets measured at fair value through other comprehensive income, net of tax
72
1
4
Cash flow hedges of interest rate risk 24
Effective portion of changes in fair value of derivative instruments designated as cash flow hedges, before tax
464
(1,450)
(323)
Net (gains) / losses reclassified to the income statement from equity
1,134
2,000
1,905
Income tax relating to cash flow hedges
(302)
(69)
(308)
Subtotal cash flow hedges, net of tax
1,295
481
1,275
Cost of hedging 24
Cost of hedging, before tax
74
(146)
(19)
Income tax relating to cost of hedging
0
0
0
Subtotal cost of hedging, net of tax
74
(146)
(19)
Total other comprehensive income that may be reclassified to the income statement, net of tax
4,774
(1,417)
2,715
Other comprehensive income that will not be reclassified to the income statement
Defined benefit plans 25
Gains / (losses) on defined benefit plans, before tax
(16)
(307)
110
Income tax relating to defined benefit plans
(28)
45
(70)
Subtotal defined benefit plans, net of tax
(44)
(261)
40
Own credit on financial liabilities designated at fair value 20
Gains / (losses) from own credit on financial liabilities designated at fair value, before tax
(502)
(10)
(1,850)
Income tax relating to own credit on financial liabilities designated at fair value
2
(9)
82
Subtotal own credit on financial liabilities designated at fair value, net of tax
(499)
(19)
(1,769)
Total other comprehensive income that will not be reclassified to the income statement, net of tax
(543)
(280)
(1,729)
Total other comprehensive income
4,231
(1,698)
986
Total comprehensive income attributable to shareholders
11,998
3,388
28,352
Comprehensive income attributable to non-controlling interests
Net profit / (loss)
30
60
16
Total other comprehensive income that will not be reclassified to the income statement, net of tax
17
(47)
5
Total comprehensive income attributable to non-controlling interests
48
13
22
Total comprehensive income
Net profit / (loss)
7,797
5,146
27,382
Other comprehensive income
4,248
(1,744)
991
of which: other comprehensive income that may be reclassified to the income statement
4,774
(1,417)
2,715
of which: other comprehensive income that will not be reclassified to the income statement
(526)
(327)
(1,723)
Total comprehensive income
12,045
3,401
28,374
1 Includes foreign currency translation differences as incurred by UBS’s associates where UBS has recorded its share in these differences. The year ended 31 December 2025 includes a
USD
93
m gain from UBS’s share
of a reclassification of foreign currency translation differences to the income statement as recorded by an associate of UBS.
2 Mainly reflects a weakening of the US dollar against the Swiss franc and the euro.

Annual Report 2025
| Consolidated financial statements | UBS Group AG consolidated financial statements

Balance sheet
USD m Note 31.12.25 31.12.24
Assets
Cash and balances at central banks
209,858
223,329
Amounts due from banks 9
19,649
18,903
Receivables from securities financing transactions measured at amortized cost 9, 21
83,656
118,301
Cash collateral receivables on derivative instruments 9, 21
41,552
43,959
Loans and advances to customers 9
653,846
579,967
Other financial assets measured at amortized cost 9, 13a
71,897
58,835
Total financial assets measured at amortized cost
1,080,458
1,043,293
Financial assets at fair value held for trading 20
174,699
159,065
of which: assets pledged as collateral that may be sold or repledged by counterparties
44,627
38,532
Derivative financial instruments 10, 20, 21
147,778
185,551
Brokerage receivables 20
35,579
25,858
Financial assets at fair value not held for trading 20
107,575
95,472
Total financial assets measured at fair value through profit or loss
465,631
465,947
Financial assets measured at fair value through other comprehensive income 20
13,868
2,195
Investments in associates 27b
2,332
2,306
Property, equipment and software 11
16,057
15,498
Goodwill and intangible assets 12
6,948
6,887
Deferred tax assets 8
11,525
11,134
Other non-financial assets 13b
20,609
17,766
Total assets
1,617,427
1,565,028
Liabilities
Amounts due to banks 14
24,434
23,347
Payables from securities financing transactions measured at amortized cost 21
16,225
14,833
Cash collateral payables on derivative instruments 21
34,222
35,490
Customer deposits 14
788,367
745,777
Debt issued measured at amortized cost 16
214,706
214,219
Other financial liabilities measured at amortized cost 18a
15,862
21,033
Total financial liabilities measured at amortized cost
1,093,816
1,054,698
Financial liabilities at fair value held for trading 20
53,700
35,247
Derivative financial instruments 10, 20, 21
156,243
180,636
Brokerage payables designated at fair value 20
62,202
49,023
Debt issued designated at fair value 15, 20
113,794
107,909
Other financial liabilities designated at fair value 18b, 20
28,184
28,699
Total financial liabilities measured at fair value through profit or loss
414,123
401,514
Provisions and contingent liabilities 17a
5,035
8,409
Other non-financial liabilities 18c
13,970
14,834
Total liabilities
1,526,944
1,479,454
Equity
Share capital
334
346
Share premium
9,217
12,012
Treasury shares
(7,891)
(6,402)
Retained earnings
82,740
78,035
Other comprehensive income recognized directly in equity, net of tax
5,813
1,088
Equity attributable to shareholders
90,213
85,079
Equity attributable to non-controlling interests
271
494
Total equity
90,484
85,574
Total liabilities and equity
1,617,427
1,565,028

Annual Report 2025
| Consolidated financial statements | UBS Group AG consolidated financial statements

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
4
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
(44)
Share of changes in retained earnings of associates and joint ventures
(3)
New consolidations / (deconsolidations) and other increases / (decreases)
86
7
Total comprehensive income for the year
4,805
of which: net profit / (loss)
5,085
of which: OCI, net of tax
(280)
Balance as of 31 December 2024
346
12,012
(6,402)
78,035
Acquisition of treasury shares
(5,436)
2
Delivery of treasury shares under share-based compensation plans
(1,387)
1,569
Other disposal of treasury shares
(1)
100
2
Cancellation of treasury shares related to the 2022 share repurchase program
6
(12)
(1,133)
2,277
(1,133)
Share-based compensation expensed in the income statement
1,107
Tax (expense) / benefit
160
Dividends
(1,433)
3
(1,433)
3
Equity classified as obligation to purchase own shares
(15)
Translation effects recognized directly in retained earnings
50
Share of changes in retained earnings of associates and joint ventures
(2)
New consolidations / (deconsolidations) and other increases / (decreases)
(93)
0
Total comprehensive income for the year
7,223
of which: net profit / (loss)
7,767
of which: OCI, net of tax
(543)
Balance as of 31 December 2025
334
9,217
(7,891)
82,740
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
0.90
(2024: USD
0.70
; 2023:
USD
0.55
) per
dividend-bearing share.
Swiss tax
law requires
Switzerland-domiciled
companies with shares
listed on a
Swiss stock exchange
to pay no
more than
50
% of dividends
from capital contribution
reserves, with
the remainder required
to be paid
from retained earnings.
4 Includes an
increase of USD
45
m related to the issuance of high-trigger loss-absorbing additional tier 1 capital with an equity conversion feature.
5 Includes an increase of USD
285
m in the second quarter of 2023 due to the
acquisition of the Credit Suisse Group.
6 Reflects the cancellation of
120,506,008
shares purchased under UBS’s 2022 share repurchase program as approved by shareholders at the 2025 Annual General
Meeting.
Swiss tax law requires Switzerland-domiciled companies with
shares listed on a Swiss
stock exchange to reduce capital contribution reserves
by at least
50
% of the total capital reduction
amount exceeding the nominal
value upon cancellation of
the shares.
7 Mainly reflects effects
from UBS’s increase
in its stake in
UBS Securities China from
67
% to
100
% and UBS’s
sale of a
36.01
% stake in another
subsidiary, Credit Suisse
Securities (China) Limited. Refer to Note 28 for more information.

Annual Report 2025
| Consolidated financial statements | UBS Group AG consolidated financial statements

Other comprehensive
income recognized
directly in equity,
net of tax
1
of which:
foreign currency
translation
of which:
financial assets at
fair value through OCI
of which:
cash flow
hedges
of which:
cost of hedging
Total equity
attributable to
shareholders
Non-controlling
interests Total equity
(103)
4,128
(4)
(4,234)
7
56,876
342
57,218
3,547
3,547
162
162
(61)
(61)
(3,070)
(3,070)
112
112
206
206
0
0
1,097
1,097
19
19
(1,679)
(4)
(1,683)
11
11
(150)
0
(150)
0
0
0
(1)
(1)
0
0
53
172
5
224
2,715
1,456
4
1,275
(19)
28,352
22
28,374
27,366
16
27,382
2,715
1,456
4
1,275
(19)
986
5
991
2,462
5,584
(1)
(3,109)
(13)
85,624
531
86,156
(3,091)
(3,091)
78
78
124
124
1,104
1,104
23
23
(2,256)
(30)
(2,285)
(6)
(6)
44
0
44
0
0
0
(3)
(3)
93
(20)
73
(1,417)
(1,754)
1
481
(146)
3,388
13
3,401
5,085
60
5,146
(1,417)
(1,754)
1
481
(146)
(1,698)
(47)
(1,744)
1,088
3,830
0
(2,585)
(158)
85,079
494
85,574
(5,436)
(5,436)
182
182
99
99
0
0
1,107
1,107
160
160
(2,866)
(28)
(2,894)
(15)
(15)
(50)
0
(50)
0
0
0
(2)
(2)
(93)
(243)
7
(337)
4,774
3,333
72
1,295
74
11,998
48
12,045
7,767
30
7,797
4,774
3,333
72
1,295
74
4,231
17
4,248
5,813
7,163
73
(1,339)
(84)
90,213
271
90,484

Annual Report 2025
| Consolidated financial statements | UBS Group AG consolidated financial statements

Share information and earnings per share
Ordinary share capital
As of 31 December 2025, UBS Group AG had
3,341,581,714
issued fully paid registered shares with a nominal value of
USD
0.10
each (31 December 2024:
3,462,087,722
shares) leading to a share capital of USD
334,158,171.40
.
Conditional capital
As
of
31 December
2025,
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
at the
Annual General
Meeting (the AGM)
of UBS
AG on
14 April 2010.
The BoD
has not
made use of such allowance.
–
Conditional
capital
in
the
amount
of
USD
12,170,583
for
the
issuance
of
a
maximum
of
121,705,830
fully
paid
registered shares with a
nominal value of USD
0.10
each, to be
issued upon exercise of
employee options and stock
appreciation rights issued to employees
and members of the management
and of the BoD of
UBS Group AG and its
subsidiaries; however,
there were
no employee
options or
stock appreciation
rights outstanding
as of
31 December
2025. This conditional capital allowance was approved by the shareholders at the same EGM in 2014.
Conversion capital
As of 31 December 2025, UBS Group AG had conversion capital in the amount of USD
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
Capital band and reserve capital
As of 31 December 2025, UBS Group AG had not introduced any capital band or any reserve capital.

Annual Report 2025
| Consolidated financial statements | UBS Group AG consolidated financial statements

Share repurchase programs
In March 2022,
UBS commenced a
two-year share repurchase
program of up
to USD
6
bn, which concluded
on 28 March
2024. Under this
program, UBS repurchased
121
m shares for
a total acquisition
cost of USD
2,277
m (CHF
2,138
m). A
total of
120,506,008
shares repurchased under this program were canceled by means of a capital reduction in 2025, as approved by shareholders at the 2025 AGM.
On 3 April 2024,
UBS launched a
2024 share repurchase program,
which concluded on
23 May 2025. Shares acquired
under this program totaled
64
m as of 31 December 2025 for a total acquisition cost of USD
2,000
m (CHF
1,739
m).
On
1 July
2025,
UBS
launched
a
2025
share
repurchase
program,
which
concluded
on
20 November
2025.
Shares
acquired
under
this
program
totaled
53
m
as
of
31 December
2025
for
a
total
acquisition
cost
of
USD
2,000
m
(CHF
1,602
m).
Shares outstanding and earnings per share
As of or for the year ended
31.12.25 31.12.24 31.12.23
Shares outstanding
Shares issued
Balance at the beginning of the year
3,462,087,722
3,462,087,722
3,524,635,722
Shares canceled
(120,506,008)
1
(62,548,000)
2
Balance at the end of the year
3,341,581,714
3,462,087,722
3,462,087,722
Treasury shares
Balance at the beginning of the year
287,262,471
253,233,437
416,909,010
Acquisitions
149,978,076
102,499,468
138,791,939
Deliveries under share-based compensation plans and disposals
(66,852,016)
(68,470,434)
(64,270,031)
Cancellation of second trading line treasury shares
(120,506,008)
1
(62,548,000)
2
Shares transferred to Credit Suisse Group shareholders as consideration for the acquisition of the Credit Suisse Group
(175,649,481)
Balance at the end of the year
249,882,523
287,262,471
253,233,437
Shares outstanding
3,091,699,191
3,174,825,251
3,208,854,285
Basic and diluted earnings (USD m)
Net profit / (loss) attributable to shareholders for basic EPS
7,767
5,085
27,366
Less: (profit) / loss on own equity derivative contracts
0
0
0
Net profit / (loss) attributable to shareholders for diluted EPS
7,767
5,085
27,366
Weighted average shares outstanding
Weighted average shares outstanding for basic EPS
3
3,151,644,447
3,198,481,827
3,152,579,449
Effect of dilutive potential shares resulting from notional employee shares, in-the-money options and warrants outstanding
4
138,600,855
152,630,143
143,416,753
Weighted average shares outstanding for diluted EPS
3,290,245,302
3,351,111,970
3,295,996,202
Earnings per share (USD)
Basic
2.46
1.59
8.68
Diluted
2.36
1.52
8.30
Potentially dilutive instruments
5
Employee share-based compensation awards
20,171,877
11,003,130
2,807,589
Other equity derivative contracts
3,799,522
3,121,746
2,831,228
Total
23,971,399
14,124,877
5,638,817
1 Reflects the cancellation
of shares purchased
under UBS’s
2022 share repurchase
program as approved
by shareholders at
the 2025 Annual
General Meeting (the
AGM).
2 Reflects the cancellation
of shares
purchased under UBS’s 2021
share repurchase program as approved by
shareholders at the 2023 AGM.
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

Annual Report 2025
| Consolidated financial statements | UBS Group AG consolidated financial statements

Statement of cash flows
For the year ended
USD m 31.12.25 31.12.24 31.12.23
Cash flow from / (used in) operating activities
Net profit / (loss)
7,797
5,146
27,382
Non-cash items included in net profit and other adjustments
Depreciation, amortization and impairment of non-financial assets
3,529
3,798
3,750
Credit loss expense / (release)
524
551
1,037
Share of net (profit) / loss of associates and joint ventures and impairment related to associates
(77)
(144)
348
Deferred tax expense / (benefit)
(382)
(495)
(694)
Net loss / (gain) from investing activities
(485)
101
(102)
Net loss / (gain) from financing activities
17,866
(5,314)
8,534
Negative goodwill
(27,264)
Other net adjustments
1
(28,570)
22,379
(15,175)
Net change in operating assets and liabilities
1
Amounts due from banks and amounts due to banks
(77)
(2,353)
3,291
Receivables from securities financing transactions measured at amortized cost
40,504
(23,884)
(3,503)
Payables from securities financing transactions measured at amortized cost
800
(552)
(2,014)
Cash collateral on derivative instruments
1,590
242
96
Loans and advances to customers
(16,316)
27,019
27,877
Customer deposits
(12,939)
(15,072)
52,786
Financial assets and liabilities at fair value held for trading and derivative financial instruments
25,196
(13,594)
3,674
Brokerage receivables and payables
2,928
2,179
(5,962)
Financial assets at fair value not held for trading and other financial assets and liabilities
(13,411)
5,327
9,938
Provisions and other non-financial assets and liabilities
(4,577)
(116)
3,920
Income taxes paid, net of refunds
(2,049)
(1,938)
(1,852)
Net cash flow from / (used in) operating activities
2
21,851
3,279
86,068
Cash flow from / (used in) investing activities
Cash and cash equivalents acquired upon the acquisition of the Credit Suisse Group
3
108,406
Purchase of subsidiaries, businesses, associates and intangible assets
(17)
(64)
(4)
Disposal of subsidiaries, businesses, associates and intangible assets
4
653
5
256
121
Purchase of property, equipment and software
(2,362)
(2,008)
(1,685)
Disposal of property, equipment and software
209
108
65
Purchase of financial assets measured at fair value
6
(16,717)
(4,638)
(4,157)
Disposal and redemption of financial assets measured at fair value
6
5,210
4,635
4,187
Purchase of debt securities measured at amortized cost
(21,569)
(5,962)
(14,244)
Disposal and redemption of debt securities measured at amortized cost
11,791
8,384
10,435
Net cash flow from / (used in) investing activities
(22,802)
709
103,124
Statement of cash flows (continued)

Annual Report 2025
| Consolidated financial statements | UBS Group AG consolidated financial statements

Statement of cash flows (continued)
Table continues below.
For the year ended
USD m 31.12.25 31.12.24 31.12.23
Cash flow from / (used in) financing activities
Repayment of Swiss National Bank funding
7
(42,587)
(56,516)
Net issuance (repayment) of short-term debt measured at amortized cost
1,692
(7,407)
3,169
Net movements in treasury shares and own equity derivative activity
(5,178)
(2,923)
(2,779)
Distributions paid on UBS Group AG shares
(2,866)
(2,256)
(1,679)
Issuance of debt designated at fair value and long-term debt measured at amortized cost
131,476
100,145
109,735
Repayment of debt designated at fair value and long-term debt measured at amortized cost
(154,614)
(129,683)
(109,471)
Inflows from securities financing transactions measured at amortized cost
8
2,319
6,273
Outflows from securities financing transactions measured at amortized cost
8
(2,734)
(4,740)
Net cash flows from other financing activities
(959)
(987)
(721)
Net cash flow from / (used in) financing activities
(30,863)
(84,165)
(58,262)
Total cash flow
Cash and cash equivalents at the beginning of the year
244,090
340,207
195,321
Net cash flow from / (used in) operating, investing and financing activities
(31,815)
(80,176)
130,931
Effects of exchange rate differences on cash and cash equivalents
1
19,098
(15,940)
13,955
Cash and cash equivalents at the end of the year
9,10
231,375
244,090
340,207
of which: cash and balances at central banks
10
209,858
223,329
313,976
of which: amounts due from banks
10
18,292
17,383
19,212
of which: money market paper
10,11
3,224
3,117
7,018
Additional information
Net cash flow from / (used in) operating activities includes:
Interest received in cash
42,589
53,498
44,581
Interest paid in cash
37,749
48,252
35,969
Dividends on equity investments, investment funds and associates received in cash
4
3,204
2,864
2,296
1 Foreign currency
translation and foreign
exchange effects on
operating assets and
liabilities and on
cash and cash
equivalents are presented
within the Other
net adjustments line,
with the exception
of foreign
currency hedge effects related to
foreign exchange swaps, which
are presented on the line
Financial assets and liabilities at
fair value held for trading
and derivative financial instruments.
2 Includes cash receipts
from the sale of loans and loan commitments as of 31 December
2025 of USD
780
m (31 December 2024: USD
13,210
m; 31 December 2023: USD
4,289
m) within Non-core and Legacy.
3 Refer to Note 28 for more
information.
4 Includes dividends received from
associates.
5 Includes cash proceeds of
USD
767
m, net of outflows
related to cash and
cash equivalents of USD
276
m, mainly from: the
sale of Select Portfolio
Servicing, the US mortgage servicing business of
Credit Suisse; the sale of a stake
in Credit Suisse Securities (China) Limited; and
the sale of a wealth management business in
India. For the comparative periods
the
cash proceeds received
were not materially
different from the
cash flows net
of cash and cash
equivalents disposed from
losing control of
subsidiaries and other
businesses as reported.
Refer to Note
28 for more
information.
6 Includes cash
flows in relation
to financial assets
measured at fair
value through
other comprehensive
income and financial
assets measured at
fair value
through profit or
loss.
7 Reflects the
repayment of the Emergency Liquidity Assistance facility to
the Swiss National Bank, which was recognized in the
Amounts due to banks balance sheet line.
8 Reflects cash flows from securities financing transactions measured at amortized cost that use UBS
debt instruments as the underlying.
9 As of 31 December 2025, the balance included USD
19,118
m (31 December 2024: USD
16,584
m; 31 December 2023: USD
11,996
m)
of Cash and cash equivalents not available
for general use by the Group,
which consisted of USD
5,169
m (31 December 2024: USD
4,730
m; 31 December 2023: USD
4,944
m) considered by the Group as restricted
(refer to
Note 22
for more
information) and
USD
13,950
m (31 December
2024: USD
11,855
m; 31 December
2023: USD
7,052
m) placed
at central
banks to
meet local
statutory minimum
reserve requirements.
10 Includes only balances with
an original maturity of
three months or less.
11 Money market paper
is included in the
balance sheet under Financial
assets at fair value
not held for trading
(31 December 2025:
USD
2,779
m; 31 December 2024: USD
2,589
m; 31 December 2023: USD
6,345
m), Other financial assets measured at amortized cost (31 December 2025: USD
437
m; 31 December 2024: USD
402
m; 31 December
2023: USD
415
m) and Financial assets at fair value held for trading (31 December 2025: USD
8
m; 31 December 2024: USD
126
m; 31 December 2023: USD
259
m).
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
501
501
(35)
(329)
539
676
Balance as of 31 December 2024
214,219
30,509
183,709
8,782
107,909
5,536
336,446
Cash flows
(15,687)
1,692
(17,379)
(416)
(4,482)
(1,277)
(21,861)
Non-cash changes
16,174
1,669
14,506
710
10,367
(981)
26,269
of which: foreign currency translation
13,002
1,669
11,333
719
4,765
121
18,606
of which: fair value changes
5,343
(23)
5,320
of which: hedge accounting and other effects
3,172
3,172
(9)
259
(1,080)
2,342
Balance as of 31 December 2025
214,706
33,870
180,836
9,076
113,794
3,277
340,854
1 Debt with an original contractual maturity of less than one year.
2 Debt with an original maturity greater than or equal to one year. The classification of debt issued into short-term and long-term does not consider any early redemption features.
3 Reflects securities financing transactions measured at
amortized cost that use UBS debt instruments as the underlying.
4 Reflects the Emergency Liquidity Assistance facility from
the Swiss National Bank, which was recognized in the Amounts due to banks balance sheet line.
5 Included in the balance sheet line Other financial liabilities designated at fair value.

Annual Report 2025
| Consolidated financial statements | UBS Group AG consolidated financial statements

Notes to the UBS Group AG consolidated financial statements
Note 1
Summary of material accounting policies
The following table provides an overview of information included in this Note.
256
a)
Material accounting policies
256
Basis of accounting
256
Comparability
256
1)
Consolidation and business combinations
256
Consolidation
257
Business combinations
257
2)
Financial instruments
257
a.
Recognition
257
b.
Classification, measurement and presentation
260
c.
Loan commitments and financial guarantees
261
d.
Interest income and expense
261
e.
Derecognition
261
f.
Fair value of financial instruments
262
g.
Allowances and provisions for expected
credit losses
266
h.
Restructured and modified financial assets
266
i.
Offsetting
266
j.
Hedge accounting
267
3)
Fee and commission income and expenses
267
4)
Share-based and other deferred compensation plans
268
5)
Post-employment benefit plans
268
6)
Income taxes
269
7)
Investments in associates
269
8)
Property, equipment and software
269
9)
Goodwill and other separately identifiable intangible
assets
270
10)
Provisions and contingent liabilities
270
11)
Foreign currency translation
271
12)
UBS Group AG shares held (treasury shares)
271
13) Cash and cash equivalents
271
b)
Changes in IFRS Accounting Standards and
Interpretations

Annual Report 2025
| Consolidated financial statements | UBS Group AG consolidated financial statements

Note 1
Summary of material accounting policies (continued)
a) Material accounting policies
This Note describes the
material accounting policies applied in
the preparation of the
consolidated financial statements
(the Financial
Statements) of
UBS Group AG
and its
subsidiaries (UBS
or the
Group). On
6 March
2026, the
Financial
Statements were authorized for issue by the Board of Directors of UBS Group AG (the BoD) and are subject to
approval
by the Annual General Meeting of Shareholders on 15 April 2026.
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
– provisions and contingent liabilities (refer to item 10 in this Note and to Note 17); and
– goodwill (refer to item 9 in this Note and to Note 12).
Comparability
The income statement, the statement of comprehensive income, the statement of changes in equity and the
statement
of cash
flows for
the years
ended 31 December
2025 and
31 December 2024
are based
entirely on
consolidated data
following the
acquisition of
the Credit
Suisse Group.
The income
statement, the
statement of
comprehensive income,
the statement of changes
in equity and the
statement of cash flows
for the year ended
31 December 2023 include seven
months
of
post-acquisition
consolidated
data
following
the
acquisition
of
the
Credit
Suisse
Group
(June
through
December 2023) and five months of UBS Group data only (January through May 2023).
The balance sheet
information as at
31 December 2025 and
as at 31 December
2024 is based
entirely on post-merger
consolidated information.
›
Refer to Note 28 for more information
1) Consolidation and business combinations
Consolidation
The Financial
Statements include
the financial
statements of
the parent
company (UBS Group
AG) and
its subsidiaries,
presented as a single economic entity;
intercompany transactions and balances have been eliminated.
UBS consolidates
all entities that
it controls, including
structured entities (SEs),
which is the
case when it
has: (i) power over
the relevant
activities of the entity; (ii) exposure to the variable returns from involvement with the entity; and (iii) the ability to use its power to affect its own returns.
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
›
Refer to Note 27 for more information

Annual Report 2025
| Consolidated financial statements | UBS Group AG consolidated financial statements

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
(symmetrically applying derecognition
principles under IFRS
Accounting Standards
as described
in item 2e
below). UBS
applies settlement date accounting to all standard purchases and sales of non-derivative financial instruments.
UBS
may
act
in
a
fiduciary
capacity
for
individuals,
trusts,
retirement
benefit
plans
and
other
institutions,
holding
or
placing assets on
their behalf.
Unless these activities
qualify for recognition,
applying the above
criteria such assets
are
not recognized on UBS’s balance sheet.
Client cash balances associated with derivatives clearing and execution services are not recognized on the balance sheet if,
through
contractual
agreement,
regulation
or
practice,
UBS
neither
obtains
benefits
from
nor
controls
such
cash
balances.
b. Classification, measurement and presentation
Financial assets
Where
the contractual
terms of
a debt
instrument held
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
instrument by a significant
amount. This assessment includes
contractual cash flows
that may vary due
to environmental,
social and governance (ESG) triggers.
Financial liabilities
Financial liabilities measured at amortized cost
Debt
issued measured
at amortized
cost
includes contingent
capital instruments
issued prior
to November
2023 that
contain
contractual
provisions
under
which
the
principal
amounts
would
be
written
down
upon
either
a
specified
common equity
tier 1 (CET1) ratio
breach or a
determination by
the Swiss Financial
Market Supervisory Authority
(FINMA)
that a viability event
has occurred. Such
contractual provisions are
not derivatives, as the
underlying is deemed to
be a
non-financial variable
specific to
a party
to the
contract. Issuances
after November
2023 include
a contractual
equity
conversion feature with
the same triggers,
i.e. a CET1
ratio breach or a
FINMA-determined viability event.
When the debt
is issued in US dollars,
these conversion features are
classified as equity and are
presented in
Share premium
separately
from the amortized cost debt host.

Annual Report 2025
| Consolidated financial statements | UBS Group AG consolidated financial statements

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
such
financial
instruments
include
embedded
derivatives
that
are
not
closely
related
to
the
host
contract
and
that
significantly impact the cash flows of the instrument and / or are managed on a fair value basis (refer to the table below
for more
information). Financial
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
For amounts arising from daily settlement of certain
derivatives, see below in this table.
Measured at
FVOCI
Debt
instruments
measured at
FVOCI
This classification primarily includes debt securities
held as HQLA.
Measured at fair value, with unrealized gains and losses
reported in Other comprehensive income , net of applicable
income taxes, until such instruments are derecognized.
Upon derecognition, any accumulated balances in Other
comprehensive income
are reclassified to the income
statement and reported within Other income.
The following items, which are determined on the same
basis as for financial assets measured at amortized cost, are recognized in the income statement:
– interest income, which is accounted for in accordance
with item 2d in this Note;
– ECL and reversals; and
– FX translation gains and losses.

Annual Report 2025
| Consolidated financial statements | UBS Group AG consolidated financial statements

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
Changes in fair value, initial transaction costs, dividends
and gains and losses arising on disposal or redemption are
recognized in Other net income from financial
instruments measured at fair value through profit or loss ,
except interest income on instruments other than
derivatives (refer to item 2d in this Note), interest on
derivatives designated as hedging instruments in hedges
of interest rate risk and forward points on certain short-
and long-duration FX and interest rate contracts acting as
economic hedges, which are reported in Net interest
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
– certain structured instruments and receivables from
securities financing transactions that are managed on a
fair value basis;
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

Annual Report 2025
| Consolidated financial statements | UBS Group AG consolidated financial statements

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
For amounts arising from daily settlement of certain
derivatives, see below in this table.
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
income
directly within
Retained earnings
and is never
reclassified to the income statement.
Derivative liabilities (including derivatives that are
designated and effective hedging instruments) are
generally presented as
Derivative financial instruments
,
except those ETD and OTC-cleared derivatives that are
legally settled on a daily basis or economically net settled on a daily basis, which are presented within
Cash
collateral payables on derivative instruments.
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

Annual Report 2025
| Consolidated financial statements | UBS Group AG consolidated financial statements

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
substantially
different
terms,
or
the
terms
of
an
existing
liability
are
substantially
modified,
the
original
liability
is
derecognized
and
a
new
liability
recognized
with
any
difference
in
the
respective
carrying
amounts
recorded
in
the
income statement.
Most OTC derivative contracts and ETD futures and option
contracts cleared through central clearing counterparties
and
exchanges are considered to be settled on
a daily basis, as the payment
or receipt of a variation margin
on a daily basis
represents a legal or economic settlement, which results in derecognition of the associated derivatives.
›
Refer to Note 21 for more information
f. Fair value of financial instruments
UBS
accounts for
a
significant
portion
of
its
financial
assets
and
liabilities
at
fair
value.
Fair
value
is
the
price
on
the
measurement date that would be received
for the sale of an asset or
paid to transfer a liability in an orderly
transaction
between market participants in the
principal market, or in the
most advantageous market in the
absence of a principal
market.
›
Refer to Note 20 for more information

Annual Report 2025
| Consolidated financial statements | UBS Group AG consolidated financial statements

Note 1
Summary of material accounting policies (continued)
Critical accounting estimates and judgments
The use of valuation
techniques, modeling assumptions and
estimates of unobservable market
inputs in the fair
valuation of financial instruments
requires
significant
judgment
and
could
affect
the
amount
of
gain
or
loss
recorded
for
a
particular
position.
Valuation
techniques
that
rely
more
heavily
on
unobservable inputs
and sophisticated
models inherently
require
a higher
level of
judgment and
may require
adjustment
to reflect
factors that
market
participants would consider in estimating fair value, such as close-out costs, which are presented in Note 20d.
UBS’s governance framework over
fair value measurement is described
in Note 20b, and UBS
provides a sensitivity analysis of
the estimated effects arising
from changing significant unobservable inputs in Level 3 financial instruments to reasonably possible alternative assumptions in Note 20f.
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
ECL are
always recognized
by estimating
expected cash
flows based
on a
chosen recovery
strategy. Credit-impaired
exposures may
include positions
with nil
allowance, for
example because
they are
expected to
be fully
recoverable
through collateral held.
–
Purchased credit-impaired
(PCI) –
those financial
instruments that
are purchased
at a
deep discount
or newly
originated
with a defaulted counterparty; they
remain a separate category until
derecognition, with changes in lifetime
ECL from
initial recognition recognized as a loss allowance.
Consistent with
the requirements
of IFRS 3
and IFRS 9,
immediately after
the application
of the
acquisition method
to
the business combination, acquired financial instruments carried at amortized cost or FVOCI that are not deemed credit
impaired are
classified as
stage 1 financial
instruments and
a maximum
12-month ECL
is recognized,
resulting in
a carrying
amount of the respective financial instruments below their acquisition-date fair value. As and when significant increases in credit risk subsequently arise, these exposures will move to stage 2, and if assessed to be credit impaired, to stage 3.
All or
part of
a financial
asset is
written off
if it
is deemed
uncollectible or
forgiven. Write-offs
reduce the
principal amount
of a claim
and are charged
against related allowances
for credit losses.
Recoveries, in part
or in full,
of amounts previously
written off are credited to Credit loss expense / (release)
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
approach is applied
that derives
an average PD
and LGD for
the entire portfolio.
PDs and LGDs
used in the
ECL calculation
are point-in-time (PIT)
based for key portfolios
and consider both current
conditions and expected cyclical
changes. For
material portfolios,
PDs and
LGDs are determined
for different scenarios,
whereas EAD projections
are treated as
scenario
independent.

Annual Report 2025
| Consolidated financial statements | UBS Group AG consolidated financial statements

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
Factors relevant
for ECL
calculation vary
by type
of exposure.
Regional and
client-segment characteristics are
generally
taken into account, with a specific focus on Switzerland and the US, considering UBS’s key ECL-relevant portfolios.
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
–
consumer price
indices, given
their overall
relevance for
companies’ performance,
private clients’
purchasing power
and economic stability;
– equity indices, given that they are an important factor in UBS’s corporate rating tools; and
– commodity price indices, given their overall relevance for entities’ performance due to the impact on operating costs.
›
Refer to Note 19 for more information

Annual Report 2025
| Consolidated financial statements | UBS Group AG consolidated financial statements

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
stage 1
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

Annual Report 2025
| Consolidated financial statements | UBS Group AG consolidated financial statements

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
of complex
models have been
developed or
modified to
calculate ECL,
with additional
post-model adjustments
required that
may significantly
affect ECL. The models are subject to
UBS’s Governance of Models policy and the related control
framework. The post-model adjustments are approved by
the ECL Management Forum and ratified by the Group Chief Financial Officer and Group Chief Risk Officer.
A sensitivity analysis covering key macroeconomic variables, scenario weights and SICR trigger points on ECL measurement is provided in Note 19f.
›
Refer to Note 19 for more information

Annual Report 2025
| Consolidated financial statements | UBS Group AG consolidated financial statements

Note 1
Summary of material accounting policies
(continued)
h. Restructured and modified financial assets
When payment
default is
expected, or
where
default has
already
occurred,
UBS may
grant concessions
to borrowers
experiencing financial
difficulties
that
it would
not consider
in the
normal course
of
its business,
such as
preferential
interest rates, extension of maturity, modifying the schedule of repayments, debt / equity swap, subordination, etc.
›
Refer to the “Risk management and control” section of this report for more information
Modifications may
result in
an alteration
of future
contractual cash
flows and
can occur
within UBS’s
normal risk
tolerance
or as part of a credit restructuring
where a counterparty is in financial difficulties. The restructuring or modification of a
financial asset
could lead
to a
substantial change
in the
terms and
conditions, resulting
in the
original financial
asset
being derecognized and a new financial asset being recognized, measured initially at fair value. Where the modification does not result in derecognition, any difference between the modified contractual cash flows discounted at the original
EIR and the
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
value change of
the hedged
item attributable to
a hedged
risk is
recognized as
an adjustment to
the carrying
amount
of
a
hedged
item
measured
at
amortized
cost
and
already
reflected
in
the
measurement
of
a
hedged
item
measured at FVOCI,
with such changes
recognized in the
income statement (as
opposed to
Other comprehensive income
for a hedged item measured at FVOCI) along with the change in the fair value of the hedging instrument.
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
Discontinuation of fair value hedges
When fair value hedges are discontinued for reasons other than derecognition of the hedged item, the effective interest
rate of the hedged item
is adjusted to amortize the
fair value of the hedge
risk at the point of
discontinuation through
the income statement over the remaining life of the
hedged item. If the hedged item is derecognized, the
derecognition
gain or loss includes the impact of
any fair value hedge adjustments. The deferred
cost of hedging amount is reclassified
from
Other
comprehensive
income
within
Equity
to
the
income
statement
regardless
of
the
hedged
item
being
derecognized.
Cash flow hedges of forecast transactions
Fair value gains
or losses associated
with the effective
portion of derivatives
designated as cash
flow hedges for
cash flow
repricing
risk are
recognized initially
in
Other comprehensive
income
within
Equity
and reclassified
to
Interest income
from financial instruments
measured at amortized
cost and fair
value through other
comprehensive income
or
Interest
expense from
financial
instruments measured
at
amortized cost
in the
periods
when the
hedged forecast
cash
flows
affect profit
or loss, including
discontinued hedges for
which forecast cash
flows are expected
to occur.
If the forecast
transactions are
no longer
expected to
occur,
the deferred
gains or
losses are
immediately reclassified
to the
income
statement.

Annual Report 2025
| Consolidated financial statements | UBS Group AG consolidated financial statements

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
Refer to Note 24 for more information
3) Fee and commission income and expenses
UBS earns
fee income
from the
diverse range
of services
it provides
to its
clients. Fee
income can
be divided
into two
broad
categories: fees
earned from
services that
are
provided
over a
certain period
of time,
such as
management of
clients’ assets, custody
services and certain
advisory services; and
fees earned
from PIT services,
such as underwriting
fees,
deal-contingent merger and acquisitions
fees, and brokerage fees (e.g.
securities and derivatives execution
and clearing).
UBS recognizes
fees earned
from
PIT services
when it
has fully
provided the
service to
the client.
Where the
contract
requires services to be provided
over time, income
is recognized on a
systematic basis over the
life of the
agreement. This
includes fees related to
loan commitments where it
is not probable that
a specific lending arrangement will
be entered
into, which are recognized over the life of the commitment.
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
attributable to
the satisfaction
of specific
performance obligations
associated with
the generation
of revenues,
which
are
generally
presented
within
Total
revenues
as
Fee
and
commission
expense
,
and
those
that
are
related
to
personnel, general and administrative
expenses, or depreciation and
amortization, which are presented
within
Operating
expenses
. For derivatives
execution and clearing
services (where UBS
acts as an
agent), UBS only
recognizes its specific
fees in the income statement, with fees payable to
other parties not recognized as an expense but
instead directly offset
against the associated income collected from the given client.
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
in the case of off
-cycle awards, immediately on
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
the award are modified such that
there is an
incremental
increase
in
value.
Expenses
are
recognized,
on
a
per-tranche
basis,
over
the
service
period
based
on
an
estimate of
the number
of instruments
expected to
vest and
are adjusted
to reflect
the actual
outcomes of
service or
performance conditions.

Annual Report 2025
| Consolidated financial statements | UBS Group AG consolidated financial statements

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
Refer to Note 26 for more information
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
›
Refer to Note 25 for more information
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

Annual Report 2025
| Consolidated financial statements | UBS Group AG consolidated financial statements

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
Refer to Note 8 for more information
7) Investments in associates
Interests in entities
where UBS has
significant influence
over the financial
and operating policies
of these entities
but does
not have control
are classified as
investments in
associates and are
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
dividends
received
and
adjusted
for
any
impairment
losses.
The
net
investment
in
an
associate
is
impaired
if
there
is
objective
evidence of a loss event and the carrying amount of the investment in the associate exceeds its recoverable amount.
›
Refer to Note 27 for more information
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
date.

Annual Report 2025
| Consolidated financial statements | UBS Group AG consolidated financial statements

Note 1
Summary of material accounting policies (continued)
Separately from goodwill, UBS recognizes
the identifiable intangible assets
acquired in a business combination,
including
those that were
not previously recognized
in the financial
statements of the
acquiree. Amortization of
these intangible
assets is recognized on a straight-line basis over their estimated useful life. These assets are tested for impairment at the appropriate cash-generating-unit level.
Critical accounting estimates and judgments
UBS‘s methodology
for goodwill
impairment testing
is based on
a model that
is most
sensitive to the
following key
assumptions: (i) forecasts
of earnings
available to shareholders (typically
estimated on a discrete basis
for years one to three);
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
Upon consolidation,
assets and
liabilities
of foreign
operations
are translated
into US
dollars,
UBS’s presentation
currency,
at
the closing
exchange rate
on the balance
sheet date,
and income and
expense items
and other comprehensive
income are
translated
at the average
rate for the
period. The
resulting foreign
currency translation
differences
are recognized
in
Equity
and reclassified
to the income
statement when
UBS disposes
of the foreign
operation,
either partially
or in its entirety,
and
UBS no longer
controls the
foreign operation.
Share
capital issued,
share premium
and treasury
shares held
are translated
at the historic
average rate,
with the difference
between the
historic average
rate and the
spot rate realized
upon repayment
of share capital
or disposal
of treasury
shares
reported
as
Share
premium.
Cumulative
amounts
recognized
in
Other
comprehensive
income
in respect
of cash
flow
hedges
and financial
assets measured
at FVOCI are
translated
at the closing
exchange rate
as of the balance
sheet dates,
with any
translation
effects adjusted
through
Retained earnings .
›
Refer to Note 31 for more information

Annual Report 2025
| Consolidated financial statements | UBS Group AG consolidated financial statements

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
b) Changes in IFRS Accounting Standards and Interpretations
Disclosures about Uncertainties in the Financial statements
In November
2025, the
IASB issued
illustrative examples
Disclosures about
Uncertainties in
the Financial
Statements,
using
climate-related examples to illustrate
how requirements in IFRS Accounting
Standards are applied to report the
effects of
uncertainties in the financial statements. Examples
have no stated effective
date. The guidance provided through
these
examples is consistent with the manner in which UBS prepares its financial statements.
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
apply
these
new
requirements from 1 January 2027.
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
–
derecognition
of
financial
instruments,
including
the
introduction
of
an
accounting
policy
election
to
derecognize
financial liabilities settled through electronic transfer systems, if certain conditions are met; and
–
disclosure
of
information
about
financial
instruments
with
contingent
features
that
can
change
the
amount
of
contractual cash flows, as well as equity instruments designated at fair value through other comprehensive income.
The
Amendments
are
effective
from
1 January
2026
and
are
expected
to
have
limited
impact
on
UBS’s
financial
statements.
Other amendments to IFRS Accounting Standards
The IASB has issued a
number of minor amendments to IFRS
Accounting Standards, effective from
1 January 2025 and
later. These amendments do not have or are not expected to have a significant effect on UBS when they are adopted.

Annual Report 2025
| Consolidated financial statements | UBS Group AG consolidated financial statements

Note 2a
Segment reporting
UBS’s businesses are
organized globally into five
business divisions: Global Wealth
Management, Personal & Corporate
Banking, Asset Management,
the Investment Bank,
and Non-core
and Legacy.
All five business
divisions are supported
by the
Group functions
and qualify
as reportable
segments for
the purpose
of segment
reporting. Together
with the
Group functions,
the five business divisions reflect the management structure of the Group.
–
Global Wealth
Management
provides financial
services, advice
and solutions
to private
wealth clients,
as well
as
select institutional clients. Its offering ranges from investment management to estate planning and corporate finance advice, in addition to specific wealth management and banking products and services.
–
Personal
&
Corporate
Banking
provides
an
extensive
range
of
financial
products
and
services,
from
banking
to
retirement,
financing,
investments
and
strategic
transactions,
to
private,
corporate
and
institutional
clients,
in
Switzerland, through its branch network and digital channels.
–
Asset
Management
is
a
global,
large-scale
and
diversified
asset
manager,
offering
investment
capabilities
and
strategies
across
all
major
traditional
and
alternative
asset
classes
and
investing
styles
to
institutions,
wholesale
intermediaries and Global Wealth Management clients.
– The Investment Bank
provides services to institutional,
corporate, financial sponsor and
Global Wealth Management
clients, helping them raise
capital, invest and manage
risks. Its offering includes
equities, foreign exchange, precious
metals, research, advisory and capital markets, complemented by a focused rates and credit platform.
– Non-core and Legacy
incorporates selected assets and
liabilities originating from the former
Credit Suisse businesses
not aligned with
UBS’s long-term strategic priorities
or risk appetite,
including associated financial and
non-financial
assets, operating expenses, and funding costs. A small part of the division is made up of positions from UBS’s former
Non-core and Legacy Portfolio and some other legacy UBS assets and liabilities that were assessed as non-strategic in the context of the acquisition of the Credit Suisse Group.
–
The Group functions are support
and control functions that provide
services to the Group. Virtually
all costs incurred
by the Group functions are allocated to the
business divisions, leaving a residual amount referred to as
Group Items
in the segment reporting.
Group functions include the
following major areas: Group
Services (which consists of
Group
Technology,
Group
Compliance
and
Operational
Risk
Control,
Group
Finance,
Group
Risk
Control,
Group
Human
Resources and
Corporate Services,
Group Corporate
Communications and
Group Brand
& Marketing,
Group Legal,
the Group Integration Office, Group Sustainability and Impact, and the Chief Strategy Office) and Group Treasury.
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
Segment
assets
are
based
on
a
third-party
view
and
do
not
include
intercompany
balances.
This
view
is
in
line
with
internal
reporting
to
the
GEB.
If
one
operating
segment
is
involved
in
an
external
transaction together
with
another
operating segment
or Group
function, additional criteria
are considered to
determine the segment
that will
report the
associated
assets.
This
will
include
a
consideration
of
which
segment’s
business
needs
are
being
addressed
by
the
transaction
and
which
segment
is
providing
the
funding
and
/
or
resources.
Allocation
of
liabilities
follows
the
same
principles.
Non-current assets
disclosed for
segment reporting
purposes represent
assets that
are expected
to be
recovered more
than
12
months
after
the
reporting
date,
excluding
financial
instruments,
deferred
tax
assets
and
post-employment
benefits.

Annual Report 2025
| Consolidated financial statements | UBS Group AG consolidated financial statements

Note 2a
Segment reporting (continued)
Segment reporting
USD m
Global Wealth
Management
Personal &
Corporate
Banking
Asset
Management
Investment
Bank
Non-core and
Legacy Group Items UBS
For the year ended 31 December 2025
Net interest income
7,018
5,322
(69)
(2,938)
(72)
(1,514)
7,747
Non-interest income
18,941
3,832
3,224
15,278
226
325
41,826
Total revenues
25,960
9,154
3,156
12,340
154
(1,190)
49,573
Credit loss expense / (release)
48
339
1
133
(1)
2
524
Operating expenses
20,705
6,318
2,436
9,387
1,353
(2)
40,197
Operating profit / (loss) before tax
5,207
2,497
719
2,819
(1,199)
(1,190)
8,853
Tax expense / (benefit)
1,056
Net profit / (loss)
7,797
Additional information
Total assets
578,394
479,956
27,357
488,964
25,376
17,380
1,617,427
Additions to non-current assets
1,169
485
159
971
16
0
2,800
USD m
Global Wealth
Management
Personal &
Corporate
Banking
Asset
Management
Investment
Bank
Non-core and
Legacy Group Items UBS
For the year ended 31 December 2024
Net interest income
7,358
5,650
(63)
(3,597)
126
(2,365)
7,108
Non-interest income
17,158
3,684
3,246
14,544
1,480
1,391
41,503
Total revenues
24,516
9,334
3,182
10,948
1,605
(975)
48,611
Credit loss expense / (release)
(16)
404
(1)
97
69
(2)
551
Operating expenses
20,608
5,741
2,663
8,934
3,512
(220)
41,239
Operating profit / (loss) before tax
3,924
3,189
520
1,917
(1,976)
(752)
6,821
Tax expense / (benefit)
1,675
Net profit / (loss)
5,146
Additional information
Total assets
559,601
447,068
22,702
453,422
68,260
13,975
1,565,028
Additions to non-current assets
889
361
100
768
88
0
2,206
USD m
Global
Wealth
Management
Personal &
Corporate
Banking
Asset
Management
Investment
Bank
Non-core and
Legacy Group Items
Negative
goodwill UBS
For the year ended 31 December 2023
Net interest income
7,082
4,878
(40)
(2,915)
437
(2,144)
7,297
Non-interest income
14,474
2,810
2,726
11,619
260
1,648
33,536
Total revenues
21,556
7,687
2,686
8,703
697
(495)
40,834
Negative goodwill
27,264
27,264
Credit loss expense / (release)
166
482
0
190
193
6
1,037
Operating expenses
17,945
4,394
2,353
8,585
5,091
438
38,806
Operating profit / (loss) before tax
3,445
2,811
332
(72)
(4,587)
(938)
27,264
28,255
Tax expense / (benefit)
873
Net profit / (loss)
27,382
Additional information
Total assets
567,648
483,794
21,804
428,269
201,131
14,277
1,716,924
Additions to non-current assets
2,584
3,279
709
530
3,062
550
10,714

Annual Report 2025
| Consolidated financial statements | UBS Group AG consolidated financial statements

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
›
Refer to the Credit Suisse AG consolidated financial statements 2023, available at https://www.ubs.com/global/en/investor-
relations/complementary-financial-information/disclosure-legal-entities/credit
-suisse-ag-consolidated.html
, for more information
on total revenues by geographical region for Credit Suisse AG
Segment reporting by geographic location
For the year ended 31 December 2025
Total revenues Total non-current assets
USD bn Share % USD bn
Share %
Americas
1
17.6
36
8.5
34
Asia Pacific
8.0
16
1.3
5
EMEA (excluding Switzerland)
8.5
17
3.2
12
Switzerland
15.8
32
12.3
49
Global
2
(0.4)
(1)
0.0
0
Total
49.6
100
25.3
100
For the year ended 31 December 2024
Total revenues Total non-current assets
USD bn Share % USD bn
Share %
Americas
1
16.8
35
8.6
35
Asia Pacific
6.8
14
1.4
6
EMEA (excluding Switzerland)
7.7
16
3.1
12
Switzerland
15.1
31
11.6
47
Global
3
2.2
5
0.0
0
Total
48.6
100
24.7
100
For the year ended 31 December 2023
Total revenues Total non-current assets
USD bn Share % USD bn
Share %
Americas
1
9.4
34
Asia Pacific
1.7
6
EMEA (excluding Switzerland)
3.3
12
Switzerland
13.3
48
Global
0.0
0
Total
27.7
100
1 Predominantly related to the US.
2 Includes certain revenues in Global Wealth Management that were not allocated to geographical regions.
3 Includes certain revenues in Asset Management and Global Wealth
Management that were not allocated to geographical regions.

Annual Report 2025
| Consolidated financial statements | UBS Group AG consolidated financial statements

Income statement notes
Note 3
Net interest income and other net income from financial instruments measured at fair value through profit or loss
Net interest income and Other net income from financial instruments measured at fair value through profit or loss
For the year ended
USD m 31.12.25 31.12.24 31.12.23
Net interest income from financial instruments measured at fair value through profit or loss and other
6,343
7,061
3,770
Other net income from financial instruments measured at fair value through profit or loss
1
14,011
14,690
11,583
Total net income from financial instruments measured at fair value through profit or loss and other
20,353
21,752
15,353
Net interest income
Interest income from loans and deposits
2
23,865
32,494
28,569
Interest income from securities financing transactions measured at amortized cost
3
3,399
4,074
3,948
Interest income from other financial instruments measured at amortized cost
1,622
1,371
1,187
Interest income from debt instruments measured at fair value through other comprehensive income
291
104
103
Interest resulting from derivative instruments designated as cash flow hedges
(1,229)
(2,049)
(2,064)
Total interest income from financial instruments measured at amortized cost and fair value through other comprehensive income
27,948
35,994
31,743
Interest expense on loans and deposits
4
13,854
19,653
15,011
Interest expense on securities financing transactions measured at amortized cost
5
2,074
2,051
1,968
Interest expense on debt issued
10,456
14,053
11,072
Interest expense on lease liabilities
161
191
166
Total interest expense from financial instruments measured at amortized cost
26,544
35,947
28,216
Total net interest income from financial instruments measured at amortized cost and fair value through other comprehensive income
1,404
47
3,527
Total net interest income from financial instruments measured at fair value through profit or loss and other
6,343
7,061
3,770
Total net interest income
7,747
7,108
7,297
1 Includes net losses from financial liabilities designated at fair value of USD
7,546
m (net losses of USD
1,836
m in 2024 and net losses of USD
4,843
m in 2023). These amounts exclude fair value changes on hedges related to financial liabilities designated at fair
value, and foreign currency
translation effects arising from translating
foreign currency transactions into the
respective functional currency, both
of which are reported
within Other net income
from financial instruments measured at
fair value through profit or
loss. Net losses from financial liabilities
designated at fair value included
net losses of USD
2,827
m (net losses of
USD
1,844
m
and net losses of
USD
2,045
m in 2024 and
2023, respectively) from financial
liabilities related to unit-linked
investment notes issued
by UBS’s Asset
Management business division.
These gains /
(losses) are fully
offset within Other
net income from
financial instruments measured
at fair value
through profit or
loss by the
fair value change
on the financial
assets hedging the
unit-linked investment
contracts, which
are not
disclosed as part of net losses from
financial liabilities designated at fair value.
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
Note 4
Net fee and commission income
Net fee and commission income
For the year ended
USD m 31.12.25 31.12.24 31.12.23
Underwriting fees
957
786
568
M&A and corporate finance fees
1,105
1,049
840
Brokerage fees
5,426
4,586
3,542
Portfolio management, investment fund and related services fees
1
19,560
18,090
15,510
Other
3,533
4,217
3,306
Total fee and commission income
2
30,581
28,730
23,766
of which: recurring
19,562
18,208
15,911
of which: transaction-based
10,823
10,371
7,761
of which: performance-based
195
150
94
Fee and commission expense
3
2,669
2,592
2,195
Net fee and commission income
27,912
26,138
21,570
of which: recurring net fee and commission income
18,015
16,690
14,670
of which: Global Wealth Management
13,671
12,625
10,988
of which: Personal & Corporate Banking
1,669
1,541
1,240
of which: Asset Management
2,800
2,710
2,452
of which: transaction-based net fee and commission income
9,702
9,299
6,807
of which: Global Wealth Management
3,399
2,841
2,219
of which: Personal & Corporate Banking
1,303
1,182
1,060
of which: Asset Management
79
77
60
of which: performance-based net fee and commission income
195
149
94
of which: Asset Management
195
149
94
1 Fees for portfolio management and related services and investment fund fees are presented on a combined basis. Comparative-period information has been aligned with the information presented for the year ended
31 December 2025. This category includes fees earned on portfolio management mandates with clients and management and performance fees earned on UBS-managed funds and third-party-managed funds.
2 For
the year ended 31
December 2025 reflects third-party
fee and commission income
of USD
17,920
m for Global Wealth
Management, USD
3,175
m for Personal & Corporate
Banking, USD
4,089
m for Asset Management,
USD
5,248
m for the
Investment Bank, USD
88
m for Non-core
and Legacy,
and USD
62
m for Group
Items (for the
year ended 31 December
2024: USD
16,341
m for Global
Wealth Management, USD
2,996
m for
Personal & Corporate Banking, USD
3,737
m for Asset Management, USD
5,235
m for the Investment Bank, USD
428
m for Non-core and Legacy, and negative USD
7
m for Group Items; for the year
ended 31 December
2023: USD
13,950
m for Global Wealth Management, USD
2,417
m for Personal & Corporate Banking, USD
3,376
m for Asset Management, USD
3,979
m for the Investment Bank, USD
128
m for Non-core and Legacy,
and negative USD
85
m for Group Items).
3 Includes brokerage expense for the year ended 31 December 2025 of
USD
332
m (for year ended 31 December 2024: USD
362
m; for the year ended 31 December 2023:
USD
327
m).

Annual Report 2025
| Consolidated financial statements | UBS Group AG consolidated financial statements

Note 5
Other income
Other income
For the year ended
USD m 31.12.25 31.12.24 31.12.23
Associates, joint ventures and subsidiaries
Net gains / (losses) from acquisitions and disposals of subsidiaries
1
253
2
9
24
Net gains / (losses) from disposals of investments in associates and joint ventures
3
135
4
Share of net profits of associates and joint ventures
79
3
144
(348)
Impairments related to associates
(2)
Total
333
288
(319)
Net gains / (losses) from disposals of financial assets measured at fair value through other comprehensive income
0
0
3
Income from properties
4
34
49
39
Net gains / (losses) from properties held for sale
20
(17)
12
Other
5
(483)
6
354
7
648
Total other income
(96)
675
384
1 Includes foreign exchange gains / (losses) reclassified from other comprehensive income related to the disposal or closure of foreign operations.
Refer to Note 28 for more information about UBS’s
acquisitions and
disposals of subsidiaries and businesses.
2 Includes a gain of USD
128
m from the sale of a stake in a subsidiary,
Credit Suisse Securities (China) Limited, and a gain of USD
97
m recognized upon the completion of
the sale of the US mortgage servicing business of Credit Suisse, Select Portfolio Servicing, which was managed in Non-core and Legacy.
Refer to Note 28 for more information.
3 Includes a gain of USD
64
m related
to UBS’s share of the income recorded by Swisscard AECS GmbH for the sale of the Credit Suisse card
portfolios to UBS. Refer to Note 28 for more information.
4 Includes rent received from third parties.
5 Included
in 2025 are net losses of
USD
574
m related to the repurchase of
UBS’s own debt instruments
(compared with net gains of USD
21
m in 2024 and net gains
of USD
160
m in 2023). The
net losses in 2025 include a
USD
457
m net loss from the repurchase of legacy Credit Suisse debt instruments, as the repurchase price exceeded the amortized-cost carrying value (the net loss reflects a loss of USD
885
m before PPA adjustments,
partly offset by a USD
427
m gain from the release of PPA adjustments).
6 Includes a USD
33
m gain from the sale of UBS’s wealth management business in India. Refer to Note 28 for more information.
7 Includes
USD
113
m net gains in Asset Management from the sale of the Brazilian real estate fund management business.
Note 6
Personnel expenses
Personnel expenses
For the year ended
USD m 31.12.25 31.12.24 31.12.23
Salaries
1
11,904
12,178
10,997
Variable compensation
2
11,434
10,870
9,845
of which: performance awards
4,912
4,456
3,986
of which: financial advisors
3
5,654
5,293
4,549
of which: other
867
1,121
1,310
Contractors
301
325
334
Social security
1,696
1,622
1,473
Post-employment benefit plans
4
1,499
1,310
1,361
of which: defined benefit plans
921
731
847
of which: defined contribution plans
579
578
514
Other personnel expenses
1,027
1,013
890
Total personnel expenses
27,861
27,318
24,899
1 Includes role-based allowances.
2 Refer to Note 26
for more information.
3 Financial advisor compensation
consists of cash compensation,
determined using a formulaic
approach based on production,
and
deferred awards. It also includes expenses related to compensation commitments with financial advisors entered into at the time of recruitment that are subject to vesting requirements.
4 Refer to Note 25 for more
information. Includes curtailment gains of USD
120
m for the year ended 31 December 2025 (for the year ended 31 December
2024: USD
104
m; for the year ended 31 December 2023: USD
29
m), which represent a
reduction in the defined benefit obligation related to the Swiss pension plans resulting from a decrease in headcount following restructuring activities.
Note 7
General and administrative expenses
General and administrative expenses
For the year ended
USD m 31.12.25 31.12.24 31.12.23
Outsourcing costs
1,594
1,816
1,492
Technology costs
2,517
2,356
1,851
Consulting, legal and audit fees
1,281
1,616
1,619
Real estate and logistics costs
1,061
1,200
1,342
Market data services
696
749
684
Marketing and communication
563
575
408
Travel and entertainment
362
337
278
Litigation, regulatory and similar matters
1
(949)
(128)
809
Other
1,682
2
1,604
1,673
3
Total general and administrative expenses
8,807
10,124
10,156
1 Reflects the
net increase /
(decrease) in provisions
for litigation, regulatory
and similar matters
recognized in the
income statement, including
releases of IFRS
3 acquisition-related contingent
liabilities. Refer
to
Note 17 for more
information.
2 Includes a USD
180
m expense related
to the payment
to Swisscard AECS
GmbH for the
sale of the
Credit Suisse card
portfolios to UBS.
Refer to Note
28 for more
information.
3 Includes USD
296
m attributable to setting up a provision related to onerous contracts.

Annual Report 2025
| Consolidated financial statements | UBS Group AG consolidated financial statements

Note 8
Income taxes
Income taxes
For the year ended
USD m 31.12.25 31.12.24 31.12.23
Tax expense / (benefit)
Swiss
Current
597
672
883
Deferred
323
296
152
Total Swiss
920
968
1,035
Non-Swiss
Current
841
1,498
684
Deferred
(705)
(791)
(846)
Total non-Swiss
136
707
(162)
Total income tax expense / (benefit) recognized in the income statement
1,056
1,675
873
Income tax recognized in the income statement
The Swiss current tax expenses related to taxable profits of UBS Switzerland AG and other Swiss entities.
The Swiss deferred tax expenses primarily related to the amortization of deferred tax assets (DTAs) previously recognized
in relation to deductible temporary differences.
The non-Swiss current tax
expenses included USD
145
m that related to
US corporate alternative minimum tax,
with an
equivalent deferred tax benefit for DTAs
recognized in respect of tax credits carried
forward and USD
696
m in respect of
other taxable profits of non-Swiss subsidiaries and branches.
The
net
non-Swiss
deferred
tax
benefit
included
USD
145
m
related
to
the
aforementioned
deferred
tax
benefit,
USD
747
m in respect of a net upward
revaluation of DTAs and USD
215
m in respect of an increase in
DTAs that resulted
from an increase in the expected value of future tax deductions for deferred compensation awards due to an increase in
the Group’s
share price
during the
year. These
benefits were
partly offset
by an
expense of
USD
402
m that
primarily
related
to
the
amortization
of
DTAs
previously
recognized
in
relation
to
tax
losses
carried
forward
and
deductible
temporary differences.
Income tax expense / (benefit)
For the year ended
USD m 31.12.25 31.12.24 31.12.23
Operating profit / (loss) before tax
8,853
6,821
28,255
of which: Swiss
4,162
3,002
32,237
of which: non-Swiss
4,691
3,819
(3,981)
Income taxes at Swiss tax rate of
18.5
% for 2025,
18.5
% for 2024 and
18.5
% for 2023
1,638
1,262
5,227
Increase / (decrease) resulting from:
Non-Swiss tax rates differing from Swiss tax rate
186
(197)
(224)
Tax effects of losses not recognized
301
1,012
1,584
Previously unrecognized tax losses now utilized
(155)
(454)
(401)
Non-taxable and lower-taxed income
1
(827)
(447)
(5,641)
Non-deductible expenses and additional taxable income
1,220
1,774
1,651
Adjustments related to prior years, current tax
(110)
(102)
(87)
Adjustments related to prior years, deferred tax
(4)
9
(1)
Change in deferred tax recognition
(1,306)
(1,480)
(1,288)
Adjustments to deferred tax balances arising from changes in tax rates
11
(40)
26
Other items
103
338
25
Income tax expense / (benefit)
1,056
1,675
873
1 The reconciling item for non-taxable and lower-taxed
income for 2023 primarily reflects that the negative goodwill gain that was recorded in the income statement in relation to the
acquisition of the Credit Suisse
Group did not result in any tax expense.

Annual Report 2025
| Consolidated financial statements | UBS Group AG consolidated financial statements

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
330
m was recognized in
Other comprehensive income
(2024: net tax expense
of USD
9
m) and
a net tax benefit of USD
160
m was recognized in Share premium
(2024: net tax benefit of USD
23
m).
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
that would result
in additional future
taxable income and
these would be
utilized, if necessary.
Deferred tax liabilities are
recognized in respect of
investments in subsidiaries, branches and associates,
and interests in
joint arrangements, except to the extent that the Group
can control the timing of the reversal
of the associated taxable
temporary difference and it is probable that such
will not reverse in the foreseeable future. However, as of 31 December
2025, this exception was not considered to apply to any taxable temporary differences.

Annual Report 2025
| Consolidated financial statements | UBS Group AG consolidated financial statements

Note 8
Income taxes (continued)
Deferred tax assets and liabilities
USD m 31.12.25 31.12.24
Deferred tax assets
1
Gross
Valuation
allowance Recognized Gross
Valuation
allowance Recognized
Tax loss carry-forwards
20,261
(17,743)
2,518
19,940
(17,663)
2,277
Unused tax credits
808
0
808
675
0
675
Temporary differences
10,356
(2,157)
8,198
10,841
(2,659)
8,182
of which: related to real estate costs capitalized for US tax purposes
2,907
0
2,907
2,971
0
2,971
of which: related to compensation and benefits
2,240
(250)
1,991
1,984
(503)
1,482
of which: related to cash flow hedges
107
1
108
529
0
529
of which: other
5,101
(1,909)
3,193
5,358
(2,156)
3,201
Total deferred tax assets
31,425
(19,901)
11,525
2
31,456
(20,322)
11,134
2
of which: related to the US
10,063
9,340
of which: related to other locations
1,461
1,794
Deferred tax liabilities
Total deferred tax liabilities
471
340
1 After offset of DTLs, as applicable.
2 As of 31 December 2025, the Group recognized DTAs of USD
399
m (31 December 2024: USD
697
m) in respect of entities that incurred losses in either 2025 or 2024.
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
Unrecognized tax loss carry-forwards
USD m 31.12.25 31.12.24
Within 1 year
384
387
From 2 to 5 years
8,350
9,491
From 6 to 10 years
3,440
3,127
From 11 to 20 years
3,007
3,760
No expiry
47,717
50,838
Total
62,898
67,603
of which: related to the US
1
16,932
19,213
of which: related to the UK
39,640
38,293
of which: related to other locations
6,325
10,097
1 Mainly related to UBS AG’s US branch.
Pillar Two top-up taxes under Global Anti-Base Erosion rules
Certain countries
in which
the Group
operates have
enacted legislation
implementing the
Pillar Two
Global Anti-Base
Erosion rules published by the Organisation for Economic
Co-operation and Development that introduced domestic top-
up taxes that applied to UBS Group entities during 2025, including Switzerland, which introduced non-domestic top-up taxes with effect from 1 January 2025, that applies to the Group’s worldwide entities.
The exception that was introduced by
the amendments to IAS 12,
Income Taxes
, issued in May 2023, has
been applied
for
the
purposes
of
these
financial
statements,
which
requires
that
deferred
tax
assets
and
deferred
tax
liabilities
be
neither recognized nor disclosed in respect of such top-up taxes.
The Group’s profits are primarily generated in countries that have effective tax rates of 15% or more and, as a result, its current tax expenses for 2025 that related to top-up taxes were only USD
8
m.

Annual Report 2025
| Consolidated financial statements | UBS Group AG consolidated financial statements

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
›
Refer to Note 19 for more information about expected credit loss measurement
›
Refer to Note 19f for more information about sensitivity
Segment Segment description Description of credit risk sensitivity
Business division
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
– Personal & Corporate Banking
– Global Wealth Management
– Investment Bank
Large corporate
clients
Lending to large corporate and multi-
national clients
Sensitive to GDP developments,
unemployment levels, credit default swap
(CDS) indices, seasonality, business cycles,
collateral values (diverse collateral,
including real estate and other collateral
types) and commodity prices
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
– Personal & Corporate Banking
– Investment Bank
– Global Wealth Management
– Non-core and Legacy

Annual Report 2025
| Consolidated financial statements | UBS Group AG consolidated financial statements

Note 9
Financial assets at amortized cost and other positions in scope of expected credit loss measurement
(continued)
The tables below provide exposure
and ECL allowance and
provision information about financial
instruments and certain
non-financial instruments that are subject to ECL requirements.
ECL-relevant balance sheet and off-balance sheet positions
USD m 31.12.25
Carrying amount
1
ECL allowances
Financial instruments measured at amortized cost Total Stage 1 Stage 2 Stage 3 PCI Total Stage 1 Stage 2 Stage 3 PCI
Cash and balances at central banks
209,858
209,606
21
0
231
(81)
0
(29)
0
(52)
Amounts due from banks
19,649
19,525
124
0
0
(14)
(9)
(5)
0
0
Receivables from securities financing transactions measured at amortized cost
83,656
83,656
0
0
0
(1)
(1)
0
0
0
Cash collateral receivables on derivative instruments
41,552
41,552
0
0
0
0
0
0
0
0
Loans and advances to customers
653,846
624,137
25,155
3,947
607
(2,490)
(353)
(271)
(1,629)
(237)
of which: Private clients with mortgages
287,424
276,377
9,599
1,400
49
(124)
(44)
(18)
(55)
(6)
of which: Real estate financing
92,334
86,954
5,261
111
8
(67)
(26)
(30)
(11)
0
of which: Large corporate clients
26,752
22,954
2,886
700
213
(762)
(116)
(94)
(413)
(139)
of which: SME clients
23,805
19,883
2,521
1,238
163
(1,068)
(80)
(81)
(872)
(36)
of which: Lombard
165,320
164,874
169
212
64
(64)
(6)
0
(27)
(31)
of which: Credit cards
2,408
1,860
501
47
0
(48)
(7)
(12)
(29)
0
of which: Commodity trade finance
4,849
3,570
1,274
5
0
(94)
(8)
0
(80)
(6)
of which: Ship / aircraft financing
8,753
7,609
1,025
119
0
(17)
(9)
(8)
0
0
of which: Consumer financing
2,966
2,677
130
92
67
(136)
(19)
(24)
(92)
0
Other financial assets measured at amortized cost
71,897
70,427
1,247
220
3
(124)
(29)
(9)
(86)
0
of which: Loans to financial advisors
2,716
2,567
53
95
0
(34)
(3)
(1)
(30)
0
Total financial assets measured at amortized cost
1,080,458
1,048,903
26,546
4,167
841
(2,711)
(392)
(314)
(1,715)
(289)
Financial assets measured at fair value through other comprehensive income
13,868
13,868
0
0
0
0
0
0
0
0
Total on-balance sheet financial assets in scope of ECL requirements
1,094,326
1,062,771
26,546
4,167
841
(2,711)
(392)
(314)
(1,715)
(289)
Notional exposure ECL provisions
Off-balance sheet (in scope of ECL) Total Stage 1 Stage 2 Stage 3 PCI Total Stage 1 Stage 2 Stage 3 PCI
Guarantees
47,102
45,512
1,448
120
22
(50)
(15)
(22)
(13)
0
of which: Large corporate clients
7,388
6,446
916
17
9
(17)
(7)
(6)
(4)
0
of which: SME clients
3,134
2,834
228
67
5
(24)
(5)
(15)
(4)
0
of which: Financial intermediaries and hedge funds
29,411
29,288
123
0
0
(1)
(1)
0
0
0
of which: Lombard
3,537
3,505
1
31
0
(2)
0
0
(1)
0
of which: Commodity trade finance
2,252
2,152
100
0
0
(1)
(1)
0
0
0
Irrevocable loan commitments
82,122
77,976
3,938
174
35
(227)
(114)
(77)
(27)
(9)
of which: Large corporate clients
50,000
46,556
3,292
118
35
(184)
(91)
(72)
(19)
(2)
Forward starting reverse repurchase and securities borrowing agreements
10,723
10,723
0
0
0
0
0
0
0
0
Committed unconditionally revocable credit lines
119,679
115,982
3,449
248
0
(67)
(51)
(16)
0
0
of which: Real estate financing
6,433
5,291
1,041
101
0
(3)
(5)
1
0
0
of which: Large corporate clients
11,393
10,737
650
6
0
(15)
(7)
(6)
(2)
0
of which: SME clients
11,814
11,278
418
118
0
(31)
(24)
(7)
0
0
of which: Lombard
60,500
60,435
63
1
0
0
0
0
0
0
of which: Credit cards
12,943
12,361
578
4
0
(9)
(7)
(2)
0
0
Irrevocable committed prolongation of existing loans
8,178
8,141
32
5
0
(3)
(3)
0
0
0
Total off-balance sheet financial instruments and other credit lines
267,803
258,333
8,867
546
57
(347)
(184)
(115)
(40)
(9)
Total allowances and provisions
(3,058)
(576)
(428)
(1,756)
(298)
1 The carrying amount of financial assets measured at amortized cost represents the total gross exposure net of the respective
ECL allowances.

Annual Report 2025
| Consolidated financial statements | UBS Group AG consolidated financial statements

Note 9
Financial assets at amortized cost and other positions in scope of expected credit loss measurement
(continued)
ECL-relevant balance sheet and off-balance sheet positions
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
Notional exposure ECL provisions
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

Annual Report 2025
| Consolidated financial statements | UBS Group AG consolidated financial statements

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
The total
on- and
off-balance sheet coverage
ratio was
31
basis points as
of 31 December 2025,
4
basis points
higher
than the
ratio as
of 31 December
2024. The combined
stage 1 and
2 ratio
was
10
basis points, unchanged
compared
with 31 December 2024;
the stage 3 ratio
was
27
%,
5
percentage points higher
than the ratio
as of 31 December 2024,
and the PCI ratio was
27
%.
Coverage ratios for core loan portfolio
31.12.25
Gross carrying amount (USD m) ECL coverage (bps)
On-balance sheet Total Stage 1 Stage 2 Stage 3 PCI Total Stage 1 Stage 2 Stage 1&2 Stage 3 PCI
Private clients with mortgages
287,548
276,421
9,617
1,455
55
4
2
19
2
380
1,162
Real estate financing
92,401
86,979
5,292
122
8
7
3
57
6
871
540
Total real estate lending
379,949
363,401
14,908
1,577
64
5
2
32
3
418
1,079
Large corporate clients
27,514
23,069
2,980
1,113
352
277
50
315
80
3,711
3,956
SME clients
24,873
19,964
2,602
2,109
198
429
40
310
71
4,132
1,793
Total corporate lending
52,387
43,033
5,581
3,222
550
349
46
313
76
3,986
3,177
Lombard
165,384
164,880
169
239
95
4
0
0
0
1,140
3,246
Credit cards
2,456
1,867
513
76
0
197
37
234
80
3,867
0
Commodity trade finance
4,943
3,584
1,274
86
0
190
22
2
17
9,379
0
Ship / aircraft financing
8,771
7,618
1,033
119
0
20
12
77
20
0
0
Consumer financing
3,102
2,696
154
184
68
439
70
1,590
152
5,012
58
Other loans and advances to customers
39,344
37,402
1,792
73
77
28
10
17
10
6,779
2,484
Loans to financial advisors
2,750
2,571
54
125
0
125
12
141
15
2,431
0
Total other lending
226,750
220,618
4,990
903
239
22
4
97
6
3,425
2,328
Total
1
659,086
627,051
25,479
5,702
853
38
6
107
10
2,911
2,782
Notional exposure (USD m) ECL coverage (bps)
Off-balance sheet Total Stage 1 Stage 2 Stage 3 PCI Total Stage 1 Stage 2 Stage 1&2 Stage 3 PCI
Private clients with mortgages
13,016
12,757
245
13
0
3
2
16
3
0
0
Real estate financing
7,743
6,591
1,051
101
0
7
13
0
7
0
0
Total real estate lending
20,758
19,348
1,296
114
0
4
6
0
4
0
0
Large corporate clients
68,798
63,753
4,860
141
43
31
17
173
28
1,718
377
SME clients
16,511
15,531
732
242
5
46
23
386
39
275
9,581
Total corporate lending
85,308
79,284
5,592
383
48
34
18
201
30
807
1,353
Lombard
65,395
65,298
64
33
0
2
0
0
0
2,151
0
Credit cards
12,943
12,361
578
4
0
7
6
34
7
0
0
Commodity trade finance
2,613
2,512
101
0
0
5
5
6
5
0
0
Ship / aircraft financing
1,968
1,770
198
0
0
11
2
89
11
0
0
Consumer financing
153
153
0
0
0
0
0
0
0
0
0
Financial intermediaries and hedge funds
34,281
33,880
401
0
0
1
1
5
1
0
0
Other off-balance sheet commitments
33,659
33,004
635
12
8
6
5
19
5
1,781
2,438
Total other lending
151,013
148,978
1,978
48
8
3
2
26
2
1,882
2,438
Total
2
257,080
247,610
8,867
546
57
13
7
129
12
733
1,510
Total on- and off-balance sheet
3
916,166
874,662
34,346
6,248
910
31
6
112
10
2,720
2,703
1 Includes Loans and
advances to customers and
Loans to financial advisors,
which are presented on
the Other financial assets
measured at amortized cost
balance sheet line.
2 Excludes Forward starting
reverse
repurchase and securities borrowing agreements.
3 Includes on-balance sheet exposure, gross and off-balance sheet exposure (notional) and the related
ECL coverage ratio (bps).

Annual Report 2025
| Consolidated financial statements | UBS Group AG consolidated financial statements

Note 9
Financial assets at amortized cost and other positions in scope of expected credit loss measurement
(continued)
Coverage ratios for core loan portfolio
31.12.24
Gross carrying amount (USD m) ECL coverage (bps)
On-balance sheet Total Stage 1 Stage 2 Stage 3 PCI Total Stage 1 Stage 2 Stage 1&2 Stage 3 PCI
Private clients with mortgages
249,916
239,586
9,056
1,176
98
6
2
77
5
257
1,447
Real estate financing
82,660
78,434
4,003
202
20
7
3
67
6
353
2
Total real estate lending
332,576
318,020
13,059
1,378
118
7
2
74
5
271
1,203
Large corporate clients
25,859
20,888
3,585
983
402
222
35
344
80
2,814
2,500
SME clients
21,510
17,459
2,312
1,565
174
345
32
205
52
3,918
1,474
Total corporate lending
47,369
38,347
5,897
2,549
576
278
33
290
67
3,492
2,190
Lombard
147,547
147,141
260
66
79
3
0
8
0
2,719
2,317
Credit cards
2,019
1,539
416
64
0
205
39
256
85
3,857
0
Commodity trade finance
4,284
4,098
106
79
0
189
22
40
23
8,984
4,226
Ship / aircraft financing
7,879
6,988
891
0
0
39
20
184
39
0
0
Consumer financing
2,912
2,495
133
221
63
318
62
1,449
132
2,786
0
Other loans and advances to customers
37,359
35,179
1,610
342
228
42
8
57
10
917
3,909
Loans to financial advisors
2,764
2,571
60
132
0
149
14
159
17
2,785
0
Total other lending
204,764
200,012
3,477
905
370
24
4
164
7
2,691
2,804
Total
1
584,708
556,380
22,433
4,831
1,064
35
5
145
10
2,424
2,294
Notional exposure (USD m) ECL coverage (bps)
Off-balance sheet Total Stage 1 Stage 2 Stage 3 PCI Total Stage 1 Stage 2 Stage 1&2 Stage 3 PCI
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
the Other financial assets
measured at amortized cost
balance sheet line.
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
industry-standard settlement
mechanisms prescribed by
ISDA or similar
industry-standard solutions. Other
OTC derivatives are
cleared through clearing
houses, in particular interest rate swaps
with London Clearing House (LCH),
where a settled-to-market method has been
generally adopted, under which cash
collateral exchanged on a daily
basis is considered to legally settle
the market value
of the derivatives. Regulators in various jurisdictions have introduced rules requiring the payment and collection of initial
and variation margins on certain OTC derivative contracts, which may have a bearing on price and other relevant terms.
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
›
Refer to Notes 15 and 20 for more information about derivative instruments
›
Refer to Note 24 for more information about derivatives designated in hedge accounting relationships

Annual Report 2025
| Consolidated financial statements | UBS Group AG consolidated financial statements

Note 10
Derivative instruments (continued)
Risks of derivative instruments
The
derivative
financial
assets
shown
on
the
balance
sheet
can
be
an
important
component
of
the
Group’s
credit
exposure; however, the positive replacement values
related to a respective counterparty
are rarely an adequate reflection
of the
Group’s credit
exposure in
its derivatives
business with that
counterparty. This is
generally the
case because,
on
the one hand, replacement values
can increase over time (potential
future exposure), while, on the
other hand, exposure
may be mitigated
by entering into
master netting agreements
and bilateral collateral arrangements.
Both the exposure
measures used internally
by the Group
to control credit
risk and the
capital requirements imposed
by regulators reflect
these additional factors.
›
Refer to Note 21 for more information about derivative financial assets and liabilities after consideration of netting potential
permitted under enforceable netting arrangements
›
Refer to the “Risk management and control” section of this report for more information about the risks arising from derivative
instruments
Derivative instruments
31.12.25 31.12.24
USD bn
Derivative
financial
assets
Derivative
financial
liabilities
Notional
amounts
1
Derivative
financial
assets
Derivative
financial
liabilities
Notional
amounts
1
Interest rate
34.8
30.9
25,425.9
41.4
36.6
20,487.3
of which: forwards (OTC)
2
0.1
0.0
1,426.2
0.1
0.0
944.4
of which: swaps (OTC)
22.9
17.7
20,721.6
26.5
20.3
16,328.3
of which: options (OTC)
11.8
13.1
2,080.8
14.7
16.1
2,189.1
of which: futures (ETD)
938.0
827.5
Foreign exchange
48.7
49.9
8,150.6
100.9
94.6
7,476.1
of which: forwards (OTC)
18.7
18.2
3,143.7
36.9
32.3
2,267.7
of which: swaps (OTC)
23.8
25.3
3,988.1
55.2
53.5
4,052.4
of which: options (OTC)
6.2
6.3
1,004.0
8.6
8.7
1,145.2
Equity / index
50.8
62.6
1,789.0
36.9
42.7
1,458.1
of which: swaps (OTC)
6.1
12.5
469.3
5.9
8.2
352.8
of which: options (OTC)
7.6
12.9
405.4
4.4
8.3
226.1
of which: futures (ETD)
90.9
84.6
of which: options (ETD)
16.7
16.4
800.8
13.4
13.5
793.4
Credit derivatives
3.9
4.4
162.9
3.1
3.7
143.8
Commodities
9.2
8.0
250.0
2.6
2.2
172.5
Other
3
0.4
0.5
95.5
0.6
0.8
86.9
Total derivative instruments,
based on netting under IFRS Accounting Standards
4
147.8
156.2
35,873.7
185.6
180.6
29,824.8
1 In cases where derivative financial instruments are
presented on a net basis on the balance sheet, the
respective notional amounts of the netted derivative
financial instruments are still presented on a gross basis.
Includes notional amounts related to derivatives that are cleared through either a central counterparty or an exchange and settled on a daily basis.
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
3 Includes mainly derivative loan commitments measured at FVTPL, as well as
unsettled purchases and
sales of non-derivative
financial instruments for
which the changes
in the fair
value between trade
date and settlement
date are recognized
as derivative financial
instruments.
4 Derivative financial assets and
liabilities are presented net on
the balance sheet if UBS
has the unconditional and legally
enforceable right to offset the
recognized amounts, both in
the normal course of business
and in the event of default, bankruptcy or insolvency of the entity and all of the counterparties, and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously. Refer to Note 21 for more information about netting arrangements.
On
a
notional
amount
basis,
approximately
44
%
of
OTC
interest
rate
contracts
held
as
of
31 December
2025
(31 December 2024:
55
%) mature within one
year,
34
% (31 December 2024:
27
%) within one to five
years and
22
%
(31 December 2024:
18
%) after five years.
Notional amounts of interest rate contracts cleared through either a central counterparty or an exchange that are legally
settled or
economically net
settled on
a daily
basis are
presented under
Notional amounts
in the
table above
and are
categorized into
maturity buckets
on the
basis of
contractual maturities
of the
cleared underlying derivative
contracts.
Notional amounts related to interest
rate contracts increased by USD
4.9
trn compared with 31 December 2024,
mainly
reflecting higher business volumes in the Investment Bank.

Annual Report 2025
| Consolidated financial statements | UBS Group AG consolidated financial statements

Note 11
Property, equipment and software
At historical cost less accumulated depreciation
USD m
Owned
properties and
equipment
1
Leased
properties and
equipment
2
Software
Projects in
progress 2025 2024
Historical cost
Balance at the beginning of the year
15,721
6,467
12,421
776
35,385
35,913
Additions
303
366
48
2,028
2,744
2,199
Disposals / write-offs
3
(1,411)
(441)
(470)
(1)
(2,323)
(1,108)
Reclassifications
4
300
0
1,487
(1,895)
(107)
(94)
Foreign currency translation
1,660
375
622
113
2,769
(1,525)
Balance at the end of the year
16,573
6,767
14,107
1,020
38,468
35,385
Accumulated depreciation
Balance at the beginning of the year
9,139
3,212
7,536
19,887
18,064
Depreciation
872
733
1,734
3,339
3,605
Impairment
5
6
1
63
69
52
Disposals / write-offs
3
(1,408)
(441)
(470)
(2,318)
(1,105)
Reclassifications
4
(45)
0
0
(45)
20
Foreign currency translation
913
179
386
1,479
(749)
Balance at the end of the year
9,477
3,684
9,249
22,411
19,887
Net book value
Net book value at the beginning of the year
6,582
3,255
4,884
776
15,498
17,849
Net book value at the end of the year
7,096
3,083
4,858
1,020
6
16,057
15,498
1 Includes leasehold improvements
and IT hardware.
2 Represents right-of-use
assets recognized by
UBS as lessee.
UBS predominantly enters
into lease contracts,
or contracts that
include lease components,
in
relation to real
estate, including
offices, retail
branches and sales
offices. The
total cash outflow
for leases during
2025 was USD
947
m (2024: USD
1,138
m). Interest expense
on lease liabilities
is included within
Interest expense from financial instruments measured at amortized cost, and lease liabilities are included within Other financial liabilities measured at amortized cost. Refer to
Notes 3 and 18a, respectively. There were
no material gains or losses arising
from sale-and-leaseback transactions in 2025 and in 2024.
3 Includes write-offs of fully depreciated assets.
4 The total reclassification amount for the respective periods represents
net reclassifications from / to
Other non-financial assets.
5 Impairment charges recorded in 2025
generally relate to assets that
are no longer used, of
which USD
61
m for Group Items,
USD
6
m for Global Wealth
Management and USD
1
m for Non-core and Legacy. The recoverable amount based on a value-in-use approach was determined to be zero.
6 Consists of USD
535
m related to Owned properties and equipment and
USD
485
m related to Software.
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
31 December 2025,
total
goodwill
recognized
on
the
balance
sheet
was
USD
6.1
bn,
of
which
USD
3.7
bn
was
carried by the
Global Wealth Management
Americas CGU, USD
1.2
bn was carried
by the Global
Wealth Management
Switzerland and International CGU,
and USD
1.1
bn was carried by Asset
Management. Based on the impairment
testing
methodology described
below, UBS
concluded that
the goodwill
balances as
of 31 December
2025 allocated
to these
CGUs were not impaired. For each of the CGUs, the recoverable amount substantially exceeded the carrying value as of
31 December
2025,
and
there
was
no
indication
of
a
significant
risk
of
goodwill
impairment
based
on
the
testing
performed as of 31 December 2025.

Annual Report 2025
| Consolidated financial statements | UBS Group AG consolidated financial statements

Note 12
Goodwill and intangible assets (continued)
Methodology for goodwill impairment testing
The recoverable
amounts are
determined using
a discounted
cash flow
model, which
has been
adapted to
use inputs
that consider features of the banking business and its regulatory environment. The recoverable amount of a CGU is the
sum of
the discounted earnings
attributable to shareholders
from the
first three
forecast years
and the
terminal value,
adjusted for the effect
of the capital assumed
to be needed over
the next three years
and to support growth
beyond that
period. The terminal
value, which covers
all periods beyond
the third
year,
is calculated on
the basis of
the forecast
of
the third-year profit,
the discount rate
and the long-term
growth rate, as
well as the
implied perpetual capital growth.
For
the
Global
Wealth
Management
Americas
CGU,
the
methodology
is
consistently
applied.
That
CGU’s
extended
forecast
period
of
five
years
(with
a
terminal
value
thereafter),
which
was
applied
in
the
2024
and
2023
goodwill
impairment testing to provide
for that CGU’s specific
planning assumptions, namely
the ongoing investments in
the core
banking infrastructure in
the US to
enhance the product
capabilities and offerings
in this market,
has been reduced
to
three years (with
a terminal value
thereafter) following the
implementation of
major parts of
these planning
assumptions.
The extended forecast period of five years did
not trigger,
defer or avoid an impairment of goodwill as of 31 December
2024 or 31 December 2023.
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
an impairment of goodwill
or
intangible assets
reported by
Global Wealth
Management Americas,
Global Wealth
Management Switzerland
and
International, and Asset Management.
If the estimated
earnings and other
assumptions in future
periods deviate from
the current outlook,
the value of
goodwill
attributable to
Global Wealth
Management Americas, Global
Wealth Management
Switzerland and
International, and
Asset Management may
become impaired in
the future, giving rise
to losses in the
income statement. Recognition
of any
impairment of
goodwill would
reduce IFRS
Accounting Standards
equity and
net profit.
It would
not affect
cash flows
and,
as
goodwill
is
required
to
be
deducted
from
capital
under
the
Basel III
capital
framework,
no
effect
would
be
expected on the Group’s capital ratios.
Discount and growth rates
Discount rates Growth rates
In % 31.12.25 31.12.24 31.12.25 31.12.24
Global Wealth Management Americas
9.5
9.5
3.7
3.8
Global Wealth Management Switzerland and International
9.5
9.5
3.6
3.7
Asset Management
9.0
9.0
3.4
3.3

Annual Report 2025
| Consolidated financial statements | UBS Group AG consolidated financial statements

Note 12
Goodwill and intangible assets (continued)
Goodwill and intangible assets
USD m Goodwill
Intangible
assets
1
2025 2024
Historical cost
Balance at the beginning of the year
5,990
2,451
8,441
9,006
Additions
0
0
0
7
Disposals
2
(2)
0
(2)
(1)
Reclassifications
3
0
0
0
(384)
Write-offs
0
(76)
(76)
0
Foreign currency translation
79
180
259
(187)
Balance at the end of the year
6,067
2,555
8,622
8,441
Accumulated amortization and impairment
Balance at the beginning of the year
0
1,554
1,554
1,491
Amortization
0
140
140
190
Impairment / (reversal of impairment)
0
0
0
1
Reclassifications
3
0
0
0
(96)
Write-offs
0
(76)
(76)
0
Foreign currency translation
0
57
57
(32)
Balance at the end of the year
0
1,674
1,674
1,554
Net book value at the end of the year
6,067
880
6,948
6,887
of which: Global Wealth Management Americas
3,716
29
3,745
3,734
of which: Global Wealth Management Switzerland and International
1,205
107
1,312
1,271
of which: Personal & Corporate Banking
0
644
644
657
of which: Asset Management
1,146
0
1,146
1,127
of which: Investment Bank
0
100
100
98
of which: Non-core and Legacy
0
1
1
1
1 Intangible assets mainly include customer relationships, core deposits, contractual rights and the fully amortized branch network intangible asset recognized in connection with the acquisition of PaineWebber Group,
Inc. in 2000.
2 Reflects the derecognition of goodwill allocated to
businesses and intangible assets held by entities that
have been disposed of.
3 In 2024, certain intangible assets were reclassified
to Assets of
disposal groups held for sale. Refer to Note 28 for more information.
Note 13
Other assets
a) Other financial assets measured at amortized cost
USD m 31.12.25 31.12.24
Debt securities
53,214
41,585
Loans to financial advisors
2,716
2,723
Fee-
and commission-related receivables
2,422
2,242
Finance lease receivables
6,646
5,879
Settlement and clearing accounts
382
430
Accrued interest income
2,275
2,115
Other
1
4,243
3,862
Total other financial assets measured at amortized cost
71,897
58,835
1 Predominantly includes cash collateral provided to exchanges and clearing houses to secure securities trading activity through those counterparties.
Effective 1 April
2022, UBS reclassified
a portfolio of
high-quality liquid financial
assets from
Financial assets measured
at fair value through other comprehensive income
with a fair value of USD
6.9
bn (the Portfolio) to Other financial assets
measured
at
amortized
cost
.
The
Portfolio’s
cumulative
fair
value
pre-tax
loss
of
USD
449
m
and
post-tax
loss
of
USD
333
m, previously recognized in Other comprehensive income
, were removed from equity and adjusted
against the
value
of
the
assets
on
the
reclassification
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
IFRS 9 with effect from 1 April 2022.

Annual Report 2025
| Consolidated financial statements | UBS Group AG consolidated financial statements

Note 13
Other assets (continued)
b) Other non-financial assets
USD m 31.12.25 31.12.24
Precious metals and other physical commodities
12,996
7,341
Deposits and collateral provided in connection with litigation, regulatory and similar matters
1
769
1,946
Prepaid expenses
1,731
1,679
Current tax assets
1,516
1,546
VAT,
withholding tax and other tax receivables
1,533
1,233
Properties and other non-current assets held for sale
2
425
196
Assets of disposal groups held for sale
3
1,705
Other
1,638
2,119
Total other non-financial assets
20,609
17,766
1 Refer to Note 17 for more
information.
2 Refer to Note 28 for more
information about the agreement to sell
Swisscard AECS GmbH.
3 Refer to Note 28 for more
information about the sale of Select
Portfolio
Servicing.
Note 14
Amounts due to banks and Customer deposits
Amounts due to banks and Customer deposits
USD m 31.12.25 31.12.24
Amounts due to banks
24,434
23,347
Customer deposits
788,367
745,777
of which: demand deposits
259,372
221,797
of which: retail savings / deposits
230,770
182,274
of which: sweep deposits
41,460
41,935
of which: time deposits
1
256,764
299,771
Total amounts due to banks and customer deposits
812,801
769,124
1 Includes customer deposits in UBS AG Jersey Branch and UBS AG Guernsey Branch placed by UBS Switzerland AG and UBS AG Swiss Branch on behalf of their clients.
Customer
deposits
increased,
mainly
reflecting
foreign
currency
effects.
This
was
partly
offset
by
net
new
deposit
outflows, which
mainly
reflected
maturities of
time deposits
that resulted
in a
shift of
funds from
time
deposits into
demand deposits and retail savings / deposits.
Note 15
Debt issued designated at fair value
USD m 31.12.25 31.12.24
Issued debt instruments
Equity-linked
1
60,303
54,069
Rates-linked
26,324
23,641
Fixed-rate
11,627
14,250
Credit-linked
3,597
5,225
Commodity-linked
3,030
3,592
Other
8,913
7,131
of which: debt that contributes to total loss-absorbing capacity
6,366
4,934
Total debt issued designated at fair value
2
113,794
107,909
of which: issued by UBS AG standalone with original maturity greater than one year
3
90,071
82,491
1 Includes investment
fund unit-linked
instruments issued.
2 As of
31 December 2025,
100
% of Total
debt issued designated
at fair value
was unsecured
(31 December 2024:
100
%).
3 Based on
original
contractual maturity without considering any early redemption features.

Annual Report 2025
| Consolidated financial statements | UBS Group AG consolidated financial statements

Note 16
Debt issued measured at amortized cost
USD m 31.12.25 31.12.24
Short-term debt
1
33,870
30,509
Senior unsecured debt
122,574
133,159
of which: contributes to total loss-absorbing capacity (TLAC)
89,739
92,515
of which: issued by UBS AG standalone with original maturity greater than one year
24,648
32,664
Covered bonds
11,651
8,762
Subordinated debt
17,878
15,030
of which: eligible as high-trigger loss-absorbing additional tier 1 capital instruments
2
17,551
13,084
of which: eligible as low-trigger loss-absorbing additional tier 1 capital instruments
1,245
of which: eligible as non-Basel III-compliant tier 2 capital instruments
207
Debt issued through the Swiss central mortgage institutions
28,278
26,335
Other long-term debt
456
424
Long-term debt
3
180,836
183,709
Total debt issued measured at amortized cost
4,5
214,706
214,219
1 Debt with an original contractual maturity of less than one year, includes mainly certificates of deposit and commercial paper.
2 For 31 December 2025 includes USD
13.0
bn (31 December 2024: USD
6.9
bn) that
is, upon the occurrence of a trigger event or a viability event, subject to conversion into ordinary UBS shares.
3 Debt with an original contractual maturity greater than or equal to one year. The classification of debt
issued into short-term and long-term does
not consider any early redemption features.
4 Net of bifurcated embedded derivatives,
the fair value of which was
not material for the periods presented.
5 Except for
Covered bonds (
100
% secured; 31 December 2024:
100
% secured), Debt issued through the Swiss central mortgage institutions (
100
% secured; 31 December 2024:
100
% secured) and Other long-term debt (
97
%
secured; 31 December 2024:
91
% secured),
100
% of the balance was unsecured as of 31 December 2025 (31 December 2024:
100
% unsecured).
The Group uses interest
rate and foreign exchange
derivatives to manage the risks
inherent in certain debt
instruments
held at amortized cost.
In some cases, the
Group applies hedge
accounting for interest
rate risk as
discussed in item 2j
in Note 1a and Note 24.
As a result of applying hedge
accounting, the life-to-date adjustment to
the carrying amount of
debt issued
was a
decrease of
USD
1.8
bn as
of 31
December 2025
and a
decrease of
USD
3.1
bn as
of 31
December
2024, reflecting changes in fair value due to interest rate movements.
Subordinated debt consists of unsecured
debt obligations that are contractually
subordinated in right of payment
to all
other
present
and
future
non-subordinated
obligations
of
the
respective
issuing
entity.
All
of
the
subordinated
debt
instruments outstanding as of 31 December 2025 pay a fixed rate of interest.
›
Refer to Note 23 for maturity information
UBS
Group
AG,
together
with
UBS
AG,
has
fully
and
unconditionally
guaranteed
the
outstanding
US
Securities
and
Exchange
Commission
(SEC)-registered
debt
securities
of
Credit
Suisse
(USA)
LLC,
which
as
of
31 December
2025
consisted of a single
outstanding issuance with a
balance of USD
742
m maturing in July
2032. Credit Suisse (USA)
LLC
is an indirect, wholly owned subsidiary of UBS Group AG. UBS Group
AG assumed Credit Suisse Group AG’s obligations
under the guarantee as of 12 June 2023 (i.e. the date on which the UBS Group completed the acquisition of the Credit
Suisse Group).
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
Overview of total provisions and contingent liabilities
USD m 31.12.25 31.12.24
Provisions related to expected credit losses (IFRS 9, Financial Instruments )
1
347
320
Provisions related to Credit Suisse loan commitments (IFRS 3, Business Combinations )
371
997
Provisions related to litigation, regulatory and similar matters (IAS 37, Provisions, Contingent Liabilities and Contingent Assets )
2,200
3,602
Acquisition-related contingent liabilities relating to litigation, regulatory and similar matters (IFRS 3, Business Combinations )
531
2,122
Restructuring, real-estate and other provisions (IAS 37,
Provisions, Contingent Liabilities and Contingent Assets
)
1,586
1,368
Total provisions and contingent liabilities
5,035
8,409
1 Refer to Note 9 for more information about ECL provisions recognized for off-balance sheet financial instruments and credit lines.

Annual Report 2025
| Consolidated financial statements | UBS Group AG consolidated financial statements

Note 17
Provisions and contingent liabilities (continued)
The
table
below
presents
additional
information
for
provisions
under
IAS 37,
Provisions,
Contingent
Liabilities
and
Contingent Assets .
Additional information for provisions under IAS 37, Provisions, Contingent Liabilities and Contingent Assets
USD m
Litigation,
regulatory and
similar matters
1
Restructuring
2
Real estate
3
Other
4
Total 2025
Balance at the beginning of the year
3,602
813
240
315
4,969
Increase in provisions recognized in the income statement
934
5
1,320
17
291
2,561
Release of provisions recognized in the income statement
(555)
6
(297)
(8)
(91)
(952)
Provisions used in conformity with designated purpose
(2,259)
7
(1,016)
(40)
(101)
(3,416)
Reclassifications
295
8
0
0
0
295
Foreign currency translation and other movements
185
71
36
35
328
Balance at the end of the year
2,200
891
245
449
3,785
1 Consists of provisions for losses resulting
from legal, liability and compliance risks.
2 Includes USD
493
m of personnel-related restructuring provisions as
of 31 December 2025 (31 December 2024:
USD
334
m),
USD
270
m of provisions for onerous contracts related to real estate as of 31 December 2025 (31 December 2024: USD
383
m) and USD
128
m of restructuring provisions for onerous contracts related to technology as of 31 December 2025 (31 December 2024:
USD
96
m).
3 Mainly includes provisions for reinstatement
costs with respect to leased
properties.
4 Mainly includes provisions in
relation to employee benefits,
VAT,
onerous contracts related to technology,
and operational risks.
5 Includes a provision for the estimated costs
of UBS’s ongoing obligations with
the US Department of Justice as described in
item 1 of section b) of
this Note.
6 Mainly includes the releases of
provisions regarding the resolution of the legacy
matter related to UBS’s cross-border
business activities in France
in the third quarter of 2025 as
described in item 1 of
section b) of this Note and
the resolution reached with the US Department
of Justice in the second quarter of
2025 as described in item 1 of
section b) of this Note.
7 Mainly includes provisions used for the
settlement
of the legacy matter related
to UBS’s cross-border
business activities in France
as described in item 1
of section b) of this
Note and for the
resolutions reached with the
US Department of Justice
in the second and
third quarters of 2025 as described in item 1 and item 4 of section b) of this Note.
8 Includes reclassifications from IFRS 3 contingent liabilities to IAS 37 provisions.
Restructuring provisions are
generally recognized as
a consequence of
management agreeing to
materially change the
scope of the
business or the
manner in which
it is conducted,
including changes
in management
structures. Restructuring
provisions relate
to onerous
contracts and
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
with respect to
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

Annual Report 2025
| Consolidated financial statements | UBS Group AG consolidated financial statements

Note 17
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
estimate the expected timing
of outflows. However, the
aggregate amount of the
expected outflows for those matters
for which
we are
able to
estimate expected timing
is immaterial
relative to
our current and
expected levels of
liquidity
over the relevant time periods.
The aggregate amount provisioned for litigation,
regulatory and similar matters as a class is disclosed in the “Provisions”
table in Note 17a)
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
1.5
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
in an
outflow of
resources, significantly
decreasing the
recognition threshold
for litigation
liabilities beyond
those that
generally apply
under IFRS
Accounting Standards.
The IFRS
3 acquisition-related
contingent liabilities
of USD
0.5
bn at
31 December 2025
reflect a
decrease of
USD
1.6
bn from
31 December 2024
mainly as
a result
of releases
upon resolution
of the relevant matters.
Provisions for litigation, regulatory and similar matters by business division and in Group Items
1
USD m
Global Wealth
Management
Personal &
Corporate
Banking
Asset
Management
Investment
Bank
Non-core
and Legacy Group Items Total 2025
Balance at the beginning of the year
1,271
147
1
266
1,779
139
3,602
Increase in provisions recognized in the income statement
137
2
0
56
662
2
76
934
Release of provisions recognized in the income statement
(309)
3
(39)
3
0
(37)
(169)
3
(1)
(555)
Provisions used in conformity with designated purpose
(913)
4
(111)
4
(1)
(26)
(1,190)
4
(19)
(2,259)
Reclassifications
5
2
0
0
0
293
0
295
Foreign currency translation and other movements
129
18
0
23
14
1
185
Balance at the end of the year
317
16
0
283
1,388
196
2,200
1 Provisions, if any, for
the matters described in items 2 and 9 of
this Note are recorded in Global Wealth
Management. Provisions, if any,
for the matters described in items 4, 5, 6,
7, 8, 11 and 12 of this Note are
recorded in Non-core
and Legacy.
Provisions, if
any, for
the matters described
in item 1
of this Note
are allocated between
Global Wealth Management,
Personal & Corporate
Banking and Non-core
and Legacy.
Provisions, if any,
for the matters described in
item 3 of this Note
are allocated between the
Investment Bank, Non-core and
Legacy and Group Items.
Provisions, if any,
for the matters described
in item 10 of this
Note are allocated between the Investment Bank and Non-core
and Legacy.
2 Includes a provision for the estimated costs of UBS’s
ongoing obligations with the US Department of Justice as described in item 1 of
this Note.
3 Mainly includes the releases of provisions
regarding the resolution of the legacy matter
related to UBS’s cross-border
business activities in France in
the third quarter of 2025 as described
in item 1 of
this Note and the resolution reached with the US
Department of Justice in the second quarter of
2025 as described in item 1 of this
Note.
4 Mainly includes provisions used for the settlement
of the legacy matter
related to UBS’s cross-border business activities
in France as described in item
1 of this Note and for the resolutions reached with
the US Department of Justice in the second and
third quarters of 2025 as described
in item 1 and item 4 of this Note.
5 Includes reclassifications from IFRS 3 contingent liabilities to IAS 37 provisions.
1. Inquiries regarding cross-border wealth management businesses
Tax and regulatory authorities in
a number of
countries have made
inquiries, served
requests for information
or examined
employees located in their respective jurisdictions relating to the cross-border wealth management
services provided by
UBS, Credit Suisse and other financial institutions, including Credit Suisse offices in the Netherlands and Belgium.

Annual Report 2025
| Consolidated financial statements | UBS Group AG consolidated financial statements

Note 17
Provisions and contingent liabilities (continued)
In proceedings in France, UBS
AG was found guilty in
lower courts of unlawful solicitation
of clients on French territory
and aggravated laundering of
the proceeds of
tax fraud in the
period between 2004 and
2012. On appeal, the
French
Supreme Court,
in November
2023, upheld
the lower
court’s decision
regarding unlawful
solicitation and
aggravated
laundering of the proceeds
of tax fraud, but
overturned the awards of
penalties, confiscation and civil
damages by the
lower
court,
aggregating
EUR
1.8
bn,
and
remanded
the
case
to
the
Court
of
Appeal
for
a
retrial
regarding
these
overturned elements.
In September
2025, UBS
AG resolved
the case
and subsequently
paid a
fine of
EUR
730
m and
EUR
105
m in civil damages to the French State.
In May 2014, Credit Suisse AG entered into settlement agreements with the
SEC, the Federal Reserve and the New York
Department of Financial
Services and agreed
with the US
Department of Justice
(the DOJ) to
plead guilty to
conspiring
to aid and assist US
taxpayers in filing false tax returns
(the 2014 Plea Agreement). Credit Suisse continued
to report to
and
cooperate
with
US
authorities
in
accordance
with
its
obligations
under
the
2014
Plea
Agreement,
including
by
conducting
a
review
of
cross-border
services
provided
by
Credit
Suisse.
In
this
connection,
Credit
Suisse
provided
information to US authorities
regarding potentially undeclared US
assets held by clients
at Credit Suisse since
the 2014
Plea Agreement. In May 2025, Credit Suisse Services AG entered into a plea agreement (the 2025 Plea Agreement) with
the DOJ
under which
it agreed
to plead
guilty to
one count
of conspiracy
to aid
and assist
in the
preparation of
false
income
tax
returns
relating
to
legacy
Credit
Suisse
accounts
booked
in
Credit
Suisse’s
Swiss
booking
center,
thereby
settling
the
investigation
into
Credit
Suisse’s
implementation
of
the
2014
Plea
Agreement.
In
addition,
Credit
Suisse
Services AG
entered into
a non-prosecution
agreement with
the DOJ
(the
2025 NPA)
relating
to legacy
Credit Suisse
accounts booked in Credit Suisse’s
Singapore booking center. The 2025
Plea Agreement and the 2025
NPA provide for
penalties, restitution and forfeiture of USD
511
m in the aggregate. The 2025
Plea Agreement and the 2025 NPA
include
ongoing
obligations
of
UBS
to
furnish
information
and
cooperate
with
DOJ’s
investigations
of
legacy
Credit
Suisse
accounts held
by US
persons in
its Switzerland
and Singapore
booking centers
and related
accounts in
other booking
centers.
Our balance sheet
at 31 December 2025
reflected provisions in
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
were subject to
inquiries by a number
of
regulators,
including
the
Swiss
Financial
Market
Supervisory
Authority
(FINMA)
and
the
Luxembourg
Commission
de
Surveillance du Secteur
Financier.
Those inquiries concerned
two third-party
funds established under
Luxembourg law,
substantially all assets of which were with BMIS,
as well as certain funds established in offshore
jurisdictions with either
direct or indirect
exposure to BMIS.
These funds faced severe
losses, and the
Luxembourg funds are
in liquidation. The
documentation
establishing
both
funds
identifies
UBS
entities
in
various
roles,
including
custodian,
administrator,
manager, distributor and promoter,
and indicates that UBS employees served as board members.
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
decided in
favor of
UBS or
dismissed for
want of
prosecution.
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
125
m of payments alleged to be fraudulent
conveyances and
preference payments.
Similar claims
have been
filed against
Credit Suisse
entities seeking
to recover
redemption payments.
In 2016,
the bankruptcy
court dismissed
these claims
against the
UBS entities
and most
of the
Credit Suisse entities. In
2019, the Court of
Appeals reversed the dismissal
of the BMIS Trustee’s
remaining claims. The
cases were remanded to the Bankruptcy Court for further proceedings.

Annual Report 2025
| Consolidated financial statements | UBS Group AG consolidated financial statements

Note 17
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
market. UBS received
leniency and accordingly
no fine was
assessed.
Credit
Suisse
appealed
the
decision
to
the
European
General
Court
and,
in
July
2025,
the
court
issued
a
judgment
reducing the fine to EUR
28.9
m. The judgment is now final.
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
In addition,
Credit Suisse
and
UBS, together
with
other financial
institutions, were
named
in a
consolidated
putative class action in Israel, which made allegations similar to those made in the actions pursued in other jurisdictions.
Credit
Suisse
and
UBS
entered
into
agreements
to
settle
all
claims
in
this
action
in
April
2022
and
February
2024,
respectively. Credit Suisse’s settlement received court approval and became final in May 2025. UBS’s settlement remains subject to court approval.
LIBOR
and
other
benchmark-related
regulatory
matters:
Numerous
government
agencies
conducted
investigations
regarding potential improper
attempts by UBS,
among others, to
manipulate LIBOR and
other benchmark rates
at certain
times. UBS and
Credit Suisse reached
settlements or otherwise
concluded investigations relating to
benchmark interest
rates with the
investigating authorities. UBS
was granted conditional leniency
or conditional immunity
from authorities
in certain jurisdictions, including the Antitrust Division
of the DOJ, in connection with potential
antitrust or competition
law violations related to certain rates.
In December 2025, the Swiss Competition
Commission (WEKO) announced that it
had reached a final resolution with UBS.
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
the Southern District of New
York (SDNY)) by plaintiffs
who
engaged
in
over-the-counter
instruments,
exchange-traded
Eurodollar
futures
and
options,
bonds
or
loans
that
referenced USD LIBOR. The complaints
allege violations of antitrust
law and the
Commodities Exchange Act, as
well as
breach of contract
and unjust enrichment.
Following various rulings
by the SDNY
and the US
Court of Appeals
for the
Second Circuit dismissing certain
of the causes of action
and allowing others to proceed,
one class action with
respect to
transactions in over-the-counter instruments and several actions brought by individual plaintiffs proceeded in the district court.
In
September
2025,
the
district
court
granted
defendants’
motion
for
summary
judgment
as
to
all
remaining
actions. Plaintiffs have appealed. UBS and Credit
Suisse previously entered into settlement agreements in
respect of the
class
actions
relating
to
exchange-traded
instruments,
bonds
and
loans.
These
settlements
have
received
final
court
approval, and the actions have been dismissed as to UBS and Credit Suisse.
Other benchmark
class actions
in the
US:
The Yen
LIBOR/Euroyen TIBOR,
EURIBOR and
GBP LIBOR
actions have
been
dismissed. Plaintiffs
have appealed
the dismissals.
In August
2025, the
Second Circuit
affirmed in
part and
reversed in
part the
district court’s
dismissal of
the complaint
in the
EURIBOR action,
returning the
action to
the district
court. In
September 2025,
the Second
Circuit affirmed
the dismissal
of the
complaint in
the GBP
LIBOR action;
the matter
has
concluded.

Annual Report 2025
| Consolidated financial statements | UBS Group AG consolidated financial statements

Note 17
Provisions and contingent liabilities (continued)
In January
2023, defendants
moved to
dismiss the
complaint in
the CHF
LIBOR action.
In 2023,
the court
approved a
settlement by Credit Suisse of the claims against it in this matter. In September 2025, the court dismissed the complaint against the remaining defendants, including UBS.
Government bonds:
In 2021, the European Commission
issued a decision finding that UBS
and six other banks breached
European
Union
antitrust
rules
between
2007
and
2011
relating
to
European
government
bonds.
The
European
Commission fined
UBS EUR
172
m, which
amount was
confirmed on
appeal in
March 2025.
UBS has
appealed to
the
European Court of Justice.
Credit default swap auction litigation –
In June 2021, Credit Suisse, along
with other banks and entities, was
named in a
putative class action filed in
federal court in New Mexico
alleging manipulation of credit
default swap (CDS) final
auction
prices. Defendants filed
a motion to
enforce a previous
CDS class
action settlement in
the SDNY. In
January 2024,
the
SDNY ruled that, to the extent claims
in the New Mexico action arise
from conduct prior to 30 June 2014, those
claims
are barred
by the
SDNY settlement.
The plaintiffs
appealed and,
in May
2025, the
Second Circuit
affirmed the
SDNY
decision. Defendants filed a motion for judgment on the pleadings in December 2025.
With respect to
additional matters and
jurisdictions not encompassed by
the settlements and
orders referred to
above,
UBS’s balance sheet at 31 December 2025 reflected a provision in an amount that UBS believes to be appropriate under
the applicable accounting standard. As in the case of other matters for which we have established provisions, the future
outflow
of
resources
in
respect
of
such
matters
cannot
be
determined
with
certainty
based
on
currently
available
information and accordingly may ultimately prove to be substantially greater (or may be less) than the provision that we have recognized.
4. Mortgage-related matters
Government and regulatory related matters: DOJ RMBS settlement – In January 2017, Credit Suisse Securities (USA) LLC
(CSS LLC) and
its current
and former US
subsidiaries and US
affiliates reached
a settlement with
the DOJ
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
certain levels
of consumer
relief measures,
including affordable
housing payments
and loan
forgiveness, and
the DOJ
and Credit
Suisse agreed
to the
appointment of
an independent
monitor to
oversee the
completion of
the consumer
relief requirements of the settlement. In August 2025, CSS LLC entered into an agreement with the DOJ to resolve all of
Credit Suisse’s outstanding Consumer Relief Obligations under the 2017 settlement by paying USD
300
m.
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
In
December 2023, the trial court
granted in part DLJ’s motion
to dismiss, dismissing with prejudice
all notice-based claims.
On appeal, the appellate
court modified the trial
court’s dismissal in April 2025
to reinstate certain of
plaintiff’s notice-
based claims and otherwise
dismissed plaintiff’s claims. Plaintiff
has sought leave from
the New York Court
of Appeals to
further appeal the
dismissal of certain
of its claims.
An action by
Home Equity Asset
Trust, Series 2006-8,
alleges damages
of not less than USD
436
m. An action by Home Equity Asset Trust 2007-1 alleges damages of not less than USD
420
m.
In August 2025, the parties
agreed to a settlement to
resolve this litigation for USD
66.39
m. The settlement has received
court approval and is
final. An action
by Home Equity
Asset Trust 2007-2
alleges damages of not
less than USD
495
m.
An action by CSMC Asset-Backed Trust 2007-NC1 does not allege a damages amount.

Annual Report 2025
| Consolidated financial statements | UBS Group AG consolidated financial statements

Note 17
Provisions and contingent liabilities (continued)
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
personnel and
civilians.
In
January
2023,
the
Second
Circuit
affirmed
a
September
2019
ruling
by
the
EDNY
granting defendants’ motion to dismiss the first filed lawsuit. In October 2023, the US
Supreme Court denied plaintiffs’
petition for a writ of certiorari,
and in September 2025 the EDNY denied
plaintiffs’ motion to vacate the judgment;
the
matter has
concluded. Of the
other seven
cases, four
are stayed,
including one
that was
dismissed as
to Credit
Suisse
and most of
the bank defendants
prior to entry
of the stay,
and in three
cases defendants moved
to dismiss plaintiffs’
amended complaints.
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
In
Singapore,
in
a
now-concluded
civil
lawsuit,
Credit
Suisse
Trust
Limited
was
ordered
to
pay
USD
461
m,
including
interest and costs.
In Bermuda, in the civil lawsuit brought against Credit Suisse Life (Bermuda) Ltd., the Supreme Court of Bermuda issued a judgment awarding damages of USD
607.35
m to the plaintiff. Credit Suisse
Life (Bermuda) Ltd. appealed the
decision.
In June
2023, the
Bermuda Court
of Appeal
confirmed the
award and
the Supreme
Court of
Bermuda’s finding
that
Credit Suisse
Life (Bermuda)
Ltd. breached
its contractual
and fiduciary
duties, but
overturned the
finding that
Credit
Suisse Life
(Bermuda) Ltd.
made fraudulent
misrepresentations. In
March 2024,
Credit Suisse
Life (Bermuda)
Ltd. was
granted leave to
appeal the judgment
to the Judicial
Committee of the
Privy Council and
a hearing on
the appeal was
held in June 2025. The Bermuda Court of
Appeal also ordered that the current stay continue
pending determination of
the appeal on the condition that the damages awarded, plus interest calculated at the Bermuda statutory rate of
3.5
%,
remain in the escrow account. In
November 2025, the Judicial Committee of
the Privy Council issued its
final judgment
on the appeal, denying Credit Suisse Life (Bermuda) Ltd.’s appeal on liability, but partially granting its appeal concerning the quantum of damages and directing the parties to recalculate damages.
In Switzerland,
certain civil
lawsuits have
been commenced
against Credit
Suisse AG and
UBS AG
(as the
successor of
Credit Suisse AG) in the Court of First Instance of Geneva since March 2023.
7. Mozambique matter
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
Limited (CSSEL) entered
into a Plea
Agreement and pleaded guilty
to one count
of conspiracy to
violate the US
federal
wire
fraud
statute. Under
the
terms
of
the
DPA, UBS
Group
AG
(as successor
to
Credit
Suisse Group
AG)
continued
compliance enhancement
and remediation
efforts agreed
by Credit
Suisse, and
undertake additional
measures as
outlined
in the DPA.
In January 2025, as
permitted under the terms
of the DPA,
the DOJ elected
to extend the
term of the
DPA
until January 2026.

Annual Report 2025
| Consolidated financial statements | UBS Group AG consolidated financial statements

Note 17
Provisions and contingent liabilities (continued)
8. ETN-related litigation
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
9. Credit Suisse anti-money laundering matters
In December 2020, the Swiss Office of the
Attorney General brought charges against Credit Suisse
AG and other parties
concerning the diligence and
controls applied to
a historical relationship
with Bulgarian former
clients who are
alleged
to
have
laundered
funds
through
Credit
Suisse
AG
accounts.
In
June
2022,
following
a
trial,
Credit
Suisse
AG
was
convicted
in
the
Swiss
Federal
Criminal
Court
of
certain
historical
organizational
inadequacies
in
its
anti-money-
laundering framework
and ordered
to pay
a fine
of CHF
2
m. In
addition, the
court seized
certain client
assets in
the
amount
of
approximately
CHF
12
m
and
ordered
Credit
Suisse
AG
to
pay
a
compensatory
claim
in
the
amount
of
approximately CHF
19
m. Credit Suisse
AG appealed
the decision
to the
Chamber of
Appeals of
the Swiss
Federal Criminal
Court (Chamber of Appeals). Following the
merger of UBS AG and
Credit Suisse AG, UBS AG
confirmed the appeal. In
November 2024, the Chamber of Appeals acquitted UBS AG and annulled the fine and compensatory claim ordered by
the first instance
court. Subsequently, the Office of the
Attorney General
has appealed the
judgment to the
Swiss Federal
Supreme Court.
UBS has
also appealed, limited
to the
issue of
whether a
successor entity by
merger can
be criminally
liable for acts of
the predecessor entity.
In July 2025, the
Swiss Federal Supreme
Court remanded the
case back to the
Chamber of Appeals
for a full
and reasoned judgment. In
March 2026, the
Chamber of Appeals
issued a judgment
again
acquitting UBS
AG. This
judgment may
be appealed
by the
parties to
the Swiss
Federal Supreme
Court. Separately,
in
November 2025, the Swiss Office of the Attorney General filed criminal charges against UBS Group and UBS AG, as the successors to Credit
Suisse Group
AG and
Credit Suisse
AG, respectively,
alleging that
Credit Suisse
failed to
maintain
appropriate
controls
to
detect and
prevent
money
laundering in
connection
with certain
payments from
accounts at
Credit Suisse by parties associated with the Mozambique transactions between 2013 and 2016.
10. Archegos
Credit Suisse and UBS have received
requests for documents and information
in connection with inquiries, investigations
and / or
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
with the
authorities in
these matters.
In July
2023, CSI
and CSSEL
entered into
a settlement
agreement with
the PRA
providing
for
the
resolution
of
the
PRA’s
investigation.
Also
in
July
2023,
FINMA
issued
a
decree
ordering
remedial
measures and the Federal
Reserve Board issued
an Order to Cease
and Desist. Under
the terms of
the order, Credit Suisse
paid
a
civil
money
penalty
and
agreed
to
undertake
certain
remedial
measures
relating
to
counterparty
credit
risk
management, liquidity
risk management
and non-financial
risk management,
as well
as enhancements
to board
oversight
and governance.
UBS Group, as
the legal
successor to
Credit Suisse Group
AG, is
a party
to the
FINMA decree and
Federal
Reserve Board Cease and Desist Order.
Civil actions relating
to Credit Suisse’s
relationship with Archegos
have been filed
against Credit Suisse
and / or certain
officers and directors, including claims for breaches of fiduciary duties. In one such case, the parties agreed in July 2025 to a settlement of
USD
115
m that remains subject
to court approval. Because
the action was brought
by shareholders on
behalf of and for the benefit of Credit Suisse, after deducting any Court-awarded attorneys’ fees and expenses and any applicable taxes, the cash
recovery for the settlement will
go to UBS, as successor
to Credit Suisse, and will
result in a net
recovery for UBS.
11. Credit Suisse financial disclosures
Credit
Suisse
Group
AG
and
certain
directors,
officers
and
executives
have
been
named
in
securities
class
action
complaints pending
in the
SDNY and
New Jersey
federal court.
These complaints,
filed since
2023 on
behalf of
purchasers
of
Credit
Suisse
shares,
additional
tier 1
capital
notes,
and
other
securities,
allege
that
defendants
made
misleading
statements regarding:
(i) customer outflows
in late
2022 and
early 2023;
(ii) the adequacy
of Credit
Suisse’s financial
reporting controls; and (iii) the
adequacy of Credit Suisse’s risk
management processes, and include allegations
relating
to Credit Suisse Group AG’s merger with
UBS Group AG. As of November 2025,
the SDNY certified classes in
two cases.
Credit
Suisse
has
received
requests
for
documents
and
information
from
regulatory
and
governmental
agencies
in
connection with
inquiries, investigations
and/or actions
relating to
these matters,
as well
as for
other statements
regarding
Credit Suisse’s financial condition, including from the SEC, the DOJ and
FINMA. UBS is cooperating with the authorities
in these matters.

Annual Report 2025
| Consolidated financial statements | UBS Group AG consolidated financial statements

Note 17
Provisions and contingent liabilities (continued)
12. Merger-related litigation
Certain Credit Suisse Group
AG affiliates and certain
directors, officers and executives
have been named in class
action
complaints pending in
the SDNY.
One complaint, brought
on behalf of
Credit Suisse
shareholders, alleges breaches
of
fiduciary
duty
under
Swiss
law
and
civil
RICO
claims
under
US
federal
law.
In
February
2024,
the
court
granted
defendants’ motions
to dismiss
the civil
RICO claims
and conditionally
dismissed the
Swiss law
claims pending
defendants’
acceptance
of
jurisdiction
in
Switzerland.
In
March
2024,
having
received
consents
to
Swiss
jurisdiction
from
all
defendants served
with the
complaint, the
court dismissed
the Swiss
law claims
against those
defendants. In
February
2026,
the
Second
Circuit
Court
of
Appeals
affirmed
the
dismissal.
Plaintiffs
have
appealed
the
dismissal.
Additional
complaints, brought on
behalf of
holders of
Credit Suisse additional
tier 1 capital notes
(AT1 noteholders) allege
breaches
of fiduciary
duty under
Swiss law,
arising from
a series
of scandals
and misconduct,
which led
to Credit
Suisse Group
AG’s
merger
with
UBS
Group
AG,
causing
losses
to
shareholders
and
AT1
noteholders.
Motions
to
dismiss
these
complaints were
granted
in March
2024 and
September 2024
on the
basis
that
Switzerland is
the
most appropriate
forum for litigation. Plaintiffs in two of these cases appealed the dismissal and in January 2026 withdrew their appeals.
Note 18
Other liabilities
a) Other financial liabilities measured at amortized cost
USD m 31.12.25 31.12.24
Other accrued expenses
2,973
3,140
Accrued interest expenses
4,778
5,876
Settlement and clearing accounts
1,508
1,944
Lease liabilities
4,257
4,597
Other
2,346
5,476
Total other financial liabilities measured at amortized cost
15,862
21,033
b) Other financial liabilities designated at fair value
USD m 31.12.25 31.12.24
Financial liabilities related to unit-linked investment contracts
21,052
17,203
Securities financing transactions
3,848
5,798
Over-the-counter debt instruments and other
3,284
5,698
Total other financial liabilities designated at fair value
28,184
28,699
c) Other non-financial liabilities
USD m 31.12.25 31.12.24
Compensation-related liabilities
10,484
9,592
of which: Deferred Contingent Capital Plan
2,130
1,847
of which: financial advisor compensation plans
1,799
1,621
of which: cash awards and other compensation plans
4,731
4,393
of which: net defined benefit liability
710
763
of which: other compensation-related liabilities
1
1,114
969
Current tax liabilities
1,152
1,671
Deferred tax liabilities
471
340
VAT,
withholding tax and other tax payables
1,040
1,156
Deferred income
683
555
Liabilities of disposal groups held for sale
2
1,199
Other
140
320
Total other non-financial liabilities
13,970
14,834
1 Includes liabilities for payroll taxes and untaken vacation.
2 Refer to Note 28 for more information about the sale of Select Portfolio Servicing.

Annual Report 2025
| Consolidated financial statements | UBS Group AG consolidated financial statements

Additional information
Note 19
Expected credit loss measurement
a) Expected credit losses in the period
Total net credit
loss expenses
were USD
524
m in
2025, reflecting
net credit
loss expenses
of USD
6
m related
to stage
1 and
2 positions and net credit loss expenses of USD
518
m related to credit-impaired (stage 3 and purchased credit-impaired)
positions,
predominantly
in the corporate
lending portfolios.
›
Refer to Note 19b for more information regarding changes to ECL models, scenarios, scenario weights and post-model
adjustments and to Note 19c for more information regarding the development of ECL allowances and provisions
Credit loss expense / (release)
Performing positions Credit-impaired positions
USD m Stages 1 and 2 Stage 3
Purchased
Total
For the year ended 31.12.25
Global Wealth Management
(12)
60
0
48
Personal & Corporate Banking
1
338
1
339
Asset Management
0
1
0
1
Investment Bank
17
116
0
133
Non-core and Legacy
(2)
0
2
(1)
Group Items
2
0
0
2
Total
6
516
2
524
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
review
model outputs
and to reach
conclusions
regarding post-model
adjustments.
Model changes
During
2025,
the
regular
and
the
Credit
Suisse
integration-related
model
review
and
enhancement
processes
led
to
adjustments in
the probability
of default
(PD), loss
given default
(LGD) and
credit conversion
factor (CCF)
models, resulting
in net releases of
USD
13
m. This included USD
22
m releases related
to real estate lending,
driven by USD
33
m releases
in
Switzerland,
partly
offset
by
USD
11
m
expenses
in
the
US.
The
corporate
lending
portfolio
contributed
USD
3
m
expenses (USD
11
m expenses in
Personal & Corporate
Banking, partly offset
by USD
8
m releases in
the Investment Bank),
with USD
6
m expenses in the remaining segments.
Scenario and
key input
updates
During 2025, the scenarios and related macroeconomic factors were updated from those applied at the end of 2024 by considering
the
prevailing
economic
and
political
conditions
and
uncertainty.
The
review
focused
on
events
that
significantly changed
the economic
outlook during
the year:
an escalation
of trade
and geopolitical
tensions globally,
along with uncertainty regarding the inflation and growth outlook leading to divergent monetary policy paths.

Annual Report 2025
| Consolidated financial statements | UBS Group AG consolidated financial statements

Note 19
Expected credit loss measurement (continued)
Baseline scenario:
the projections of the
baseline scenario, which are
aligned to the economic
and market assumptions
used for UBS’s business planning purposes, are broadly in line with external benchmarks, such as those from Bloomberg
Consensus, Oxford Economics and the International
Monetary Fund World Economic Outlook. The expectation
for 2026
is that the global economy will navigate a soft patch in the first half of the year, as tariffs still feed through to prices and exports, but accelerate in
the second half of
the year, supported by
improved confidence, a positive
credit impulse and
several major advanced economies benefiting from fiscal
stimulus. In the US, inflation
is likely to remain elevated
in the
first half of
the year and
weigh on real
incomes, but the
support from the
One Big Beautiful
Bill should emerge
over time.
Weakness in the
labor market should
prompt the Federal
Reserve to deliver
more cuts in
the next few
meetings, although
in a
measured fashion,
as inflation
hovering above
its target
remains a
risk.
Long-term interest
rates in
key developed
markets are expected to rise
slightly over the rest of
the year. House price growth
for 2026 is supported by
strong data
in 2025. However, less price upside is expected in the following months as the economy weakens.
Moderate
stagflation
crisis scenario:
The first
hypothetical
downside
scenario
is the
moderate
stagflation
crisis scenario.
The
moderate
stagflation
crisis scenario
assumes
heightened
geopolitical
and trade
tensions
that disrupt
supply
chains and
drive
inflationary
pressures. Despite
signs of slowing
global demand,
resilient labor
markets sustain
upward wage pressures
and
escalating geopolitical
tensions prompt central banks to hike interest rates
and actively reduce their balance sheets.
Yield
curves steepen
and the global
economy and
financial
markets are
negatively
affected.
Global trade war
scenario:
The second downside
scenario is aligned
with the 2026 Group
binding stress
scenario and was
updated in
2025 to
reflect relevant
risks. The
global trade
war scenario
assumes heightened geopolitical tensions
and
explores tail
risks
concerning US
protectionist
policies and
retaliation by
the
US’s
trading partners.
US
policies solidify
Switzerland as
a
safe-haven country and
the US
dollar depreciates against
the Swiss
franc. The
scenario assumes that
disruptions
in global
trade
contribute
to rising
inflation
and a
large
economic
contraction.
Despite
rising
inflation,
the Federal
Reserve makes measured
rate cuts,
and other
major central
banks in advanced
economies
follow the
same course.
Asset price
appreciation
scenario:
The upside scenario
is based on positive
developments,
such as an easing
of geopolitical
tensions across
the globe,
less fear of a Chinese hard
landing, falling
oil prices and resilient
labor markets,
which enhance
economic
stability
and confidence.
Under these
circumstances,
the adoption
of productivity-enhancing
technologies
boosts
economic
growth and
strengthens
risk appetite.
As a result,
asset prices
rise sustainably.
The table below details the key assumptions for the four scenarios applied as of 31 December 2025.
Scenario generation, review process and governance
A team of economists within Group Risk Control develops the forward-looking macroeconomic assumptions, supported and challenged by experts from relevant functions.
The scenarios,
their weights
and the
key macroeconomic
and other
factors are
subject to
a critical
assessment by
the
IFRS 9 Scenario
Sounding Sessions
and ECL
Management Forum,
which include
senior management
from Group
Risk
and Group Finance. An
important consideration in the
review is whether there
may be particular credit
risk concerns that
are not possible to address systematically, requiring post-model adjustments for stage allocation and ECL allowances.
The Group Chief
Financial Officer and
the Group Chief
Risk Officer ratify
the decisions taken
by the ECL
Management
Forum.
Scenario weights and post-model adjustments
The asset
price appreciation
scenario was added,
two scenarios were
substituted and
-weights were
adjusted over the
course
of
2025.
The
mild
debt
crisis
scenario
was
replaced
by
the
moderate
stagflation
crisis
scenario,
and
the
stagflationary geopolitical crisis scenario was replaced by the global trade war scenario. Scenario weights were adjusted during
2025
in line
with
the
shift
in risks
and
their
coverage in
the scenarios.
The
asset
price appreciation,
baseline,
moderate stagflation
crisis and
global trade
war scenarios
had a
5
%,
50
%,
30
% and
15
% weight,
respectively,
as of
31 December 2025.
However, unquantifiable risks continue
to be relevant, as
geopolitical risks remained high
in 2025, and the
impact on the
world economy
from escalations
with unforeseeable
consequences could
be severe.
In the
near term,
this uncertainty
relates primarily
to developments
in US
domestic and
foreign policies,
the Russia–Ukraine
war, European
security, and
regional conflicts.
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
adjustments.
Total
stage
1 and
2
allowances
and
provisions
were
USD
1,004
m
as
of
31 December
2025
and
included
post-model
adjustments of USD
237
m (31 December 2024: USD
235
m). Post-model adjustments were made to address uncertainty
levels, including those arising from
the broad geopolitical uncertainty
and US trade tariffs, and
mainly relate to corporate
lending books in Switzerland. In 2024, post-model adjustments also addressed uncertainty levels to align Credit Suisse’s model outputs with those expected under the comparable UBS models.

Annual Report 2025
| Consolidated financial statements | UBS Group AG consolidated financial statements

Note 19
Expected credit loss measurement (continued)
Scenario weights were as illustrated in the table below.
Economic scenarios and weights applied
Assigned weights in %
ECL scenario 31.12.25 31.12.24
Asset price appreciation / inflation
5.0
0.0
Baseline
50.0
60.0
Mild debt crisis
0.0
15.0
Moderate stagflation crisis
30.0
0.0
Stagflationary geopolitical crisis
0.0
25.0
Global trade war
15.0
0.0
Scenario assumptions
One year
Three years cumulative
31.12.25
Asset price
appreciation Baseline
Moderate
stagflation
crisis
Global trade
war
Asset price
appreciation Baseline
Moderate
stagflation
crisis
Global trade
war
Real GDP growth (percentage change)
United States
3.5
2.0
(1.4)
(6.8)
8.6
6.6
0.5
(2.7)
Eurozone
2.5
1.5
(1.6)
(7.9)
5.6
3.8
(0.6)
(4.6)
Switzerland
2.7
1.9
(1.2)
(6.3)
6.2
5.2
0.0
(3.0)
Consumer price index (percentage change)
United States
2.0
2.6
6.0
4.8
7.7
7.0
14.6
11.0
Eurozone
1.8
1.8
5.2
4.5
7.0
6.0
12.9
10.5
Switzerland
1.4
0.6
4.0
3.7
5.7
2.4
10.3
9.0
Unemployment rate (end-of-period level, %)
United States
3.2
4.5
6.8
11.0
3.0
4.3
8.4
10.8
Eurozone
6.0
6.4
7.7
11.0
6.0
6.3
8.4
10.4
Switzerland
2.7
3.1
3.7
5.1
2.6
2.7
4.1
5.4
Fixed income: 10-year government bonds (change in yields, basis points)
USD
0
11
198
99
48
40
171
15
EUR
0
15
198
110
38
40
180
15
CHF
0
13
173
76
38
35
153
5
Equity indices (percentage change)
S&P 500
20.0
12.5
(25.0)
(50.0)
51.7
26.0
(5.2)
(33.0)
EuroStoxx 50
16.0
7.2
(25.0)
(50.0)
41.7
19.4
(13.9)
(33.5)
SPI
14.0
2.5
(25.0)
(50.0)
37.9
13.3
(9.0)
(29.0)
Swiss real estate (percentage change)
Single-Family Homes
4.5
2.5
(3.4)
(18.5)
12.0
7.7
(4.2)
(25.6)
Other real estate (percentage change)
United States (S&P / Case–Shiller)
6.3
1.7
(6.2)
(25.6)
17.0
8.2
(7.3)
(33.0)
Eurozone (House Price Index)
4.5
4.1
(5.1)
(12.4)
12.9
12.7
(6.7)
(18.8)
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
2.5
4.2
5.5
Fixed income: 10-year government bonds (change in yields, basis points)
USD
0
77
(137)
270
45
82
(77)
245
EUR
0
25
(113)
245
38
35
(68)
215
CHF
0
(4)
(22)
195
38
11
(1)
180
Equity indices (percentage change)
S&P 500
20.0
12.0
(28.1)
(56.5)
51.7
26.7
(14.0)
(51.2)
EuroStoxx 50
16.0
(0.6)
(27.9)
(56.6)
41.7
9.9
(18.3)
(52.7)
SPI
14.0
(0.6)
(26.0)
(56.6)
37.9
8.0
(13.0)
(52.7)
Swiss real estate (percentage change)
Single-Family Homes
4.5
3.2
(4.3)
(18.5)
10.7
8.8
(3.0)
(28.6)
Other real estate (percentage change)
United States (S&P / Case–Shiller)
6.3
3.4
(7.6)
(20.2)
16.8
11.9
(5.2)
(30.5)
Eurozone (House Price Index)
4.5
3.7
(6.1)
(8.4)
10.7
11.6
(5.6)
(12.9)

Annual Report 2025
| Consolidated financial statements | UBS Group AG consolidated financial statements

Note 19
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
– write-offs; and
– foreign exchange translation for assets denominated in foreign currencies.
The
table
below
explains
the
changes
in
the
ECL
allowances
and
provisions
for
on-
and
off-balance
sheet
financial
instruments and credit lines within
the scope of ECL requirements
between the beginning and the
end of the period due
to the factors listed above.
Development of ECL allowances and provisions
USD m Total Stage 1 Stage 2 Stage 3 PCI
Balance as of 31 December 2024
(2,507)
(487)
(459)
(1,253)
(309)
Net movement from new and derecognized transactions
1
1
(31)
32
0
0
of which: Private clients with mortgages
2
0
2
0
0
of which: Real estate financing
1
(3)
4
0
0
of which: Large corporate clients
(12)
(22)
10
0
0
of which: Ship and aircraft financing
(2)
(2)
0
0
0
of which: SME clients
6
3
3
0
0
of which: Other
6
(8)
14
0
0
of which: Loans to financial advisors
1
0
1
0
0
Remeasurements with stage transfers
2
(284)
26
2
(309)
(4)
of which: Private clients with mortgages
43
2
40
0
0
of which: Real estate financing
(3)
2
1
(7)
0
of which: Large corporate clients
(88)
20
(32)
(76)
0
of which: SME clients
(149)
0
(6)
(144)
0
of which: Other
(87)
1
(1)
(82)
(4)
Remeasurements without stage transfers
3
(253)
(52)
4
(206)
1
of which: Private clients with mortgages
(19)
(9)
3
(12)
0
of which: Real estate financing
(24)
(5)
0
(19)
0
of which: Large corporate clients
(61)
(20)
(1)
(38)
(2)
of which: Ship and aircraft financing
19
9
10
0
0
of which: SME clients
(142)
(22)
(8)
(116)
3
of which: Other
(26)
(5)
0
(20)
(1)
of which: Financial intermediaries and hedge funds
(8)
(6)
0
(3)
0
of which: Loans to financial advisors
(6)
0
1
(7)
0
Model changes
4
13
11
1
0
0
Movements with profit or loss impact
5
(524)
(46)
40
(515)
(2)
Movements without profit or loss impact (write-off, FX and other)
6
(27)
(44)
(8)
11
14
Balance as of 31 December 2025
(3,058)
(576)
(428)
(1,756)
(298)
1 Represents the
increase and decrease
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

Annual Report 2025
| Consolidated financial statements | UBS Group AG consolidated financial statements

Note 19
Expected credit loss measurement (continued)
Movements with profit or loss
impact:
stage 1 and 2 ECL
allowances and provisions increased on a net
basis by USD
6
m.
–
Net movement from new and derecognized transactions
includes stage 1 increases of USD
31
m and stage 2 releases
of USD
32
m. Stage 1
increases were
mainly driven
by growth
in the
corporate lending
portfolios, while
stage 2 releases
were predominantly due to repayments in other smaller segments.
–
Remeasurements with
stage transfers
include USD
26
m in
releases in stage
1, primarily
driven by
the corporate
lending
portfolio and
USD
2
m releases
in stage 2.
Movements in
stage 2 include
expenses of
USD
38
m following
corporate
credit reviews. These expenses were offset by releases of USD
41
m in the real estate lending portfolio.
– Stage 3 exposures which were already defaulted as of 31 December 2025 contributed approximately
40
% to stage 3
expenses.
– For model changes , refer to Note 19b for more information.
Movements without
profit or loss
impact
: stage 1 and
2 allowances increased
by USD
52
m, almost entirely
due to foreign
exchange effects.
Stage 3
and
PCI
allowances
decreased
by
USD
24
m,
driven
by
net
write-offs
of
USD
374
m,
partly
offset
by
foreign
exchange effects and other movements totaling USD
350
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

Annual Report 2025
| Consolidated financial statements | UBS Group AG consolidated financial statements

Note 19
Expected credit loss measurement (continued)
As explained in Note 1a, the
assessment of a significant
increase in credit risk (an SICR)
considers a number of qualitative
and quantitative
factors to
determine whether
a stage
transfer between
stage 1 and
stage 2 is
required, although
the
primary assessment
considers changes in
PD based on
rating analyses
and economic outlook.
Additionally, UBS takes into
consideration counterparties that
have moved to
a credit
watch list and
those with payments
that are
at least 30
days
past due.
ECL stage 2 (“significant deterioration in credit risk”) allowances / provisions as of 31 December 2025 – classification by trigger
USD m Total
of which:
PD layer
of which:
watch list
of which:
≥30 days
past due
Private clients with mortgages
(18)
(11)
0
(7)
Real estate financing
(27)
(26)
0
(1)
Large corporate clients
(178)
(79)
(95)
(5)
SME clients
(119)
(97)
(19)
(3)
Ship / aircraft financing
(10)
(9)
0
(1)
Loans to financial advisors
(1)
0
0
(1)
Consumer financing / credit cards
(39)
0
(16)
(23)
Other
(35)
(34)
(1)
(1)
On- and off-balance sheet
(428)
(255)
(131)
(42)
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

Annual Report 2025
| Consolidated financial statements | UBS Group AG consolidated financial statements

Note 19
Expected credit loss measurement (continued)
Maximum exposure to credit risk
31.12.25
Collateral
1,2
Credit enhancements
1
Exposure to
credit risk
after collateral
and credit
enhancements USD bn
Maximum
exposure to
credit risk
Cash
collateral
received
Collateralized
by equity
and debt
instruments
Secured by
real estate
Other
collateral
3
Netting
Credit
derivative
contracts
Guarantees
and sub-
participations
Financial assets measured at
amortized cost on the balance sheet
Cash and balances at central banks
209.9
209.9
Amounts due from banks
19.6
0.0
0.0
0.0
0.1
19.5
Receivables from securities financing transactions
measured at amortized cost
83.7
0.0
78.1
4.5
1.0
Cash collateral receivables on derivative instruments
4,5
41.6
25.8
15.7
Loans and advances to customers
653.8
36.1
151.5
379.5
47.4
0.0
7.3
32.1
Other financial assets measured at amortized cost
71.9
0.2
0.7
0.0
6.7
0.0
64.3
Total financial assets measured at amortized cost
1,080.5
36.3
230.3
379.5
58.6
25.8
0.0
7.4
342.5
Financial assets measured at fair value
through other comprehensive income – debt
13.9
13.9
Total maximum exposure to credit risk
reflected on the balance sheet within the scope of ECL
1,094.3
36.3
230.3
379.5
58.6
25.8
0.0
7.4
356.3
Guarantees
6
47.1
1.6
28.6
0.3
1.8
0.0
2.6
12.1
Irrevocable loan commitments
81.9
0.3
4.9
2.2
23.9
0.0
3.1
47.6
Forward starting reverse repurchase and securities
borrowing agreements
10.7
10.7
0.0
Committed unconditionally revocable credit lines
119.6
14.9
48.2
11.9
1.5
1.3
41.7
Total maximum exposure to credit risk not
reflected on the balance sheet within the scope of ECL
259.3
16.8
92.4
14.4
27.2
0.0
0.0
7.1
101.4
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
4,5
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
6
40.2
1.9
19.6
0.4
2.3
0.0
3.9
12.3
Irrevocable loan commitments
79.4
0.2
3.8
1.6
22.7
0.0
4.2
46.8
Forward starting reverse repurchase and securities
borrowing agreements
24.9
24.9
0.0
Committed unconditionally revocable credit lines
145.6
19.4
61.6
12.9
1.5
3.1
47.1
Total maximum exposure to credit risk not
reflected on the balance sheet within the scope of ECL
290.1
21.4
109.9
14.9
26.4
0.0
0.0
11.2
106.2
1 Of which USD
3,808
m for 31 December
2025 (31 December 2024:
USD
3,742
m) relates to total
credit-impaired financial assets
measured at amortized cost
and USD
135
m for 31 December
2025 (31 December
2024: USD
356
m) relates to total off-balance sheet financial instruments and credit lines for credit-impaired positions.
2 Collateral arrangements generally incorporate a range of collateral, including cash, equity and debt instruments, real estate, and
other collateral. For the purpose
of this disclosure, UBS applies a risk-based
approach that generally prioritizes collateral according
to its liquidity profile. In the case
of loan facilities
with funded and unfunded
elements, the collateral
is first allocated to
the funded element. For
legacy Credit Suisse infrastructure
a risk-based approach
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
who retain the associated
credit risk.
5 The amount shown in
the “Netting” column represents the
netting potential not recognized on
the balance sheet. Refer to
Note 21 for more information.
6 Guarantees collateralized by
equity and
debt instruments include certain
overnight repurchase
and reverse repurchase transactions
where UBS acts as
a sponsoring member for
eligible clients when clearing
through the Fixed
Income Clearing Corporation
(the FICC). As part of this arrangement, UBS guarantees the FICC for prompt and full payment and performance of the clients‘ respective obligations under the FICC’s rules. The Group minimizes its liability under these guarantees by obtaining a security interest in the cash or high-quality securities collateral that the clients place with the clearing house; therefore, the risk of loss is expected to be remote.

Annual Report 2025
| Consolidated financial statements | UBS Group AG consolidated financial statements

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
USD m 31.12.25
Rating category
1
0–1 2–3 4–5 6–8 9–13
Credit-
impaired
(defaulted)
Total
gross
carrying
amount
ECL
allowances
Net carrying
amount
(maximum
exposure to
credit risk)
Financial assets measured at amortized cost
Cash and balances at central banks
209,251
24
28
303
50
283
209,939
(81)
209,858
of which: stage 1
209,251
24
28
303
0
0
209,606
0
209,606
of which: stage 2
0
0
0
0
50
0
50
(29)
21
of which: PCI
0
0
0
0
0
283
283
(52)
231
Amounts due from banks
63
12,380
2,400
3,889
932
0
19,663
(14)
19,649
of which: stage 1
63
12,378
2,368
3,881
844
0
19,534
(9)
19,525
of which: stage 2
0
2
31
8
88
0
129
(5)
124
of which: PCI
0
0
0
0
0
0
0
0
0
Receivables from securities financing transactions
29,077
27,613
12,827
13,131
1,009
0
83,657
(1)
83,656
of which: stage 1
29,077
27,613
12,827
13,131
1,009
0
83,657
(1)
83,656
Cash collateral receivables on derivative instruments
11,655
13,495
9,248
6,950
204
0
41,552
0
41,552
of which: stage 1
11,655
13,495
9,248
6,950
204
0
41,552
0
41,552
Loans and advances to customers
11,484
261,921
180,185
148,949
47,377
6,419
656,336
(2,490)
653,846
of which: stage 1
11,292
259,203
174,090
139,208
40,696
0
624,490
(353)
624,137
of which: stage 2
192
2,717
6,096
9,741
6,680
0
25,425
(271)
25,155
of which: stage 3
0
0
0
0
0
5,577
5,577
(1,629)
3,947
of which: PCI
0
0
0
0
1
842
844
(237)
607
Other financial assets measured at amortized cost
18,235
40,053
2,803
8,542
2,079
309
72,021
(124)
71,897
of which: stage 1
18,234
39,974
2,697
8,092
1,459
0
70,457
(29)
70,427
of which: stage 2
1
79
106
451
620
0
1,256
(9)
1,247
of which: stage 3
0
0
0
0
0
306
306
(86)
220
of which: PCI
0
0
0
0
0
2
3
0
3
Total financial assets measured at amortized cost
279,765
355,486
207,491
181,765
51,651
7,010
1,083,168
(2,711)
1,080,458
On-balance sheet financial instruments
Financial assets measured at FVOCI – debt instruments
1,148
12,590
9
113
8
0
13,868
0
13,868
Total on-balance sheet financial instruments
280,913
368,076
207,501
181,877
51,659
7,010
1,097,036
(2,711)
1,094,326
1 Refer to the “Internal UBS rating scale and mapping of external ratings” table in the “Risk management and control”
section of this report for more information about rating categories.
Off-balance sheet positions subject to expected credit loss by rating category
USD m 31.12.25
Rating category
1
0–1 2–3 4–5 6–8 9–13
Credit-
impaired
(defaulted)
Total carrying
amount
(maximum
exposure to
credit risk) ECL provision
Off-balance sheet financial instruments
Guarantees
26,246
6,121
6,497
6,387
1,708
142
47,102
(50)
of which: stage 1
26,245
6,035
6,256
5,604
1,371
0
45,512
(15)
of which: stage 2
1
86
241
783
337
0
1,448
(22)
of which: stage 3
0
0
0
0
0
120
120
(13)
of which: PCI
0
0
0
0
0
22
22
0
Irrevocable loan commitments
1,570
22,972
20,787
19,574
17,045
174
82,122
(227)
of which: stage 1
1,570
22,778
20,493
19,339
13,796
0
77,976
(114)
of which: stage 2
0
194
294
235
3,215
0
3,938
(77)
of which: stage 3
0
0
0
0
0
174
174
(27)
of which: PCI
0
0
0
0
35
0
35
(9)
Forward starting reverse repurchase and securities borrowing agreements
3,783
6,057
234
648
0
0
10,723
0
Total off-balance sheet financial instruments
31,600
35,150
27,518
26,609
18,753
315
139,946
(277)
Credit lines
Committed unconditionally revocable credit lines
44,348
31,742
23,783
15,032
4,525
248
119,679
(67)
of which: stage 1
44,298
30,573
22,830
14,135
4,146
0
115,982
(51)
of which: stage 2
50
1,170
953
897
379
0
3,449
(16)
of which: stage 3
0
0
0
0
0
247
248
0
of which: PCI
0
0
0
0
0
0
0
0
Irrevocable committed prolongation of existing loans
6
2,882
2,372
1,841
1,071
5
8,178
(3)
of which: stage 1
6
2,871
2,369
1,831
1,064
0
8,141
(3)
of which: stage 2
0
11
3
10
8
0
32
0
of which: stage 3
0
0
0
0
0
5
5
0
Total credit lines
44,354
34,624
26,156
16,873
5,596
253
127,857
(70)
1 Refer to the “Internal UBS rating scale and mapping of external ratings” table in the “Risk management and control”
section of this report for more information about rating categories.

Annual Report 2025
| Consolidated financial statements | UBS Group AG consolidated financial statements

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

Annual Report 2025
| Consolidated financial statements | UBS Group AG consolidated financial statements

Note 19
Expected credit loss measurement (continued)
f) Sensitivity information
As outlined in Note 1a, ECL estimates involve significant uncertainties at the time they are made.
ECL models
The models applied
to determine point
-in-time PD and
LGD rely on market
and statistical
data, which has
been found
to
correlate
well
with
historically
observed
defaults
in
sufficiently
homogeneous
segments.
The
risk
sensitivities
for
each of the
ECL report
ing segments
to such factors
are summarized
in Note 9.
Climate risk
Climate risk
may negatively
affect clients
or portfolios
due to
direct or
indirect transition
costs, or
exposure to
chronic
and acute physical risks in
locations likely to be impacted
by climate change. Such effects could
lead to a deterioration in
creditworthiness, which in turn would have an impact on ECLs.
Although some
macroeconomic indicators
used in
the current
PD models
could be
influenced by
climate change,
UBS
currently does not use specific climate risk scenarios in
addition to the four general economic scenarios applied
to derive
the weighted-average ECL. The rationale for the approach at this point in time is the significance of model risks and the insufficient level of qualitative and quantitative data necessary for calibration and probability weighting.
Instead, UBS focuses on the process of vetting clients and business transactions, where both physical and transition risks
for selected sensitive portfolios
use internally developed, climate
assessment models. This review
process may lead
to a
downward revision of the counterparty’s credit
rating or the adoption of risk
mitigating actions, impacting the individual
contribution to ECLs.
UBS assesses climate
risk impacts across
key lending portfolios
using a combination
of qualitative and
quantitative inputs,
including
climate
scenario
analysis
and
exposures
to
climate-sensitive
sectors,
as
part
of
its
financial
risk
materiality
assessment. These assessments rely on conservative climate stress-testing methodologies that differ from ECL models in
assumptions, horizons and calibration, with credit risk impacts primarily arising through indirect macroeconomic effects, and therefore do not allow a
direct inference of impacts on ECL allowances.
UBS instead assesses the need for climate-
related
ECL
adjustments
through
post-model
adjustments.
As
part
of
the
quarterly
ECL
governance,
climate-related
events, such
as landslides,
floods and
wildfires, are
discussed at
senior management
level, and
if required,
dedicated post-
model adjustments are booked to increase the model-based ECL allowance levels.
It was assessed that the magnitude of any impact of climate risk on the weighted-average ECL would not be material as
of 31 December 2025. Therefore, no specific post-model adjustment was made in this regard.
›
Refer to ”Sustainability and climate risk” in the ”Risk management and control” section of this report for more information about
identification and measurement of climate risk
›
Refer to “Our focus on sustainability” in the “Our stakeholders” section of this report
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

Annual Report 2025
| Consolidated financial statements | UBS Group AG consolidated financial statements

Note 19
Expected credit loss measurement (continued)
Potential effect on stage 1 and stage 2 positions from changing the global key parameters as of 31 December 2025
USD m 100% Baseline
100% Asset price
appreciation
100% Moderate
stagflation crisis
100% Global
trade war
Weighted average
Change in key parameters
Fixed income: Government bonds (absolute change)
–1.00%
(2)
(2)
(62)
(61)
(11)
–0.50%
(2)
(2)
(34)
(42)
(6)
+0.50%
11
9
39
96
12
+1.00%
25
20
86
208
28
Unemployment rate (absolute change)
–1.00%
(9)
(7)
(25)
(36)
(8)
–0.50%
(5)
(4)
(10)
(20)
(5)
+0.50%
8
6
18
22
5
+1.00%
14
12
33
52
13
Real GDP growth (relative change)
–2.00%
32
17
46
75
31
–1.00%
15
9
25
37
16
+1.00%
(7)
(6)
(20)
(27)
(13)
+2.00%
(15)
(12)
(45)
(60)
(27)
House Price Index (relative change)
–5.00%
20
13
56
240
34
–2.50%
9
5
25
110
15
+2.50%
(6)
(5)
(22)
(97)
(13)
+5.00%
(12)
(9)
(40)
(182)
(25)
Equity & Commodity Index (relative change)
–10.00%
13
7
10
6
7
–5.00%
5
4
6
1
3
+5.00%
(2)
(2)
0
(5)
(3)
+10.00%
(4)
(4)
(3)
(6)
(5)
Equity Volatility (absolute change)
–10.00%
(7)
(4)
(11)
(17)
(9)
–5.00%
(4)
(2)
(5)
(9)
(5)
+5.00%
7
2
6
12
5
+10.00%
12
6
16
26
10
Sensitivities
can
be
more
meaningfully
assessed
in
the
context
of
coherent
scenarios
with
consistently
developed
macroeconomic
factors.
The
table
above
outlines
favorable
and
unfavorable
effects,
based
on
reasonably
possible
alternative changes
to the
economic conditions
for stage 1
and stage 2
positions. The
ECL impact
is calculated
for material
portfolios and disclosed for each scenario.
Changes to
forecasting timelines may
have an
effect on
ECLs: depending
on the
cycle, a
longer or
shorter forecasting
horizon might lead to different annualized lifetime PD
and average LGD estimations. This is currently not
deemed to be
material for UBS, as a large proportion of loans, including mortgages in Switzerland, have maturities that are within the forecasting horizon.
Scenario weights and stage allocation
Potential effect on stage 1 and stage 2 positions from changing scenario weights or moving to an ECL lifetime calculation as of 31 December 2025
Actual ECL allowances
and provisions,
including staging
(as per Note 9)
Pro forma ECL allowances and provisions, including staging
and assuming application of 100% scenario weighting
Pro forma ECL
allowances and
provisions, assuming
all positions are
subject to lifetime ECL
Scenarios Weighted average
100% Asset price
appreciation 100% Baseline
100% Moderate
stagflation
100% Global
trade war Weighted average
USD m, except where indicated
Segmentation
Private clients with mortgages
(62)
(35)
(38)
(114)
(436)
(215)
Real estate financing
(60)
(49)
(53)
(108)
(129)
(151)
Large corporate clients
(399)
(260)
(306)
(525)
(791)
(664)
SME clients
(212)
(195)
(208)
(312)
(493)
(340)
Ship financing
(10)
(9)
(9)
(10)
(14)
(22)
Consumer financing / credit cards
(80)
(74)
(75)
(80)
(87)
(239)
Other segments
(182)
(176)
(180)
(209)
(236)
(281)
Total
(1,004)
(797)
(869)
(1,358)
(2,185)
(1,913)

Annual Report 2025
| Consolidated financial statements | UBS Group AG consolidated financial statements

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
positions are subject to
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
As shown
in the
table above,
the ECLs
for stage 1
and stage
2 positions
would have
been USD
869
m (31 December
2024: USD
654
m) instead of
USD
1,004
m (31 December 2024:
USD
946
m) if ECLs
had been determined
solely on the
baseline scenario. The weighted-average ECL therefore amounted to
115
% (31 December 2024:
143
%) of the baseline
value. The effects of weighting each of the four scenarios at 100% are shown in the table above.
Stage allocation and SICR
The determination of what
constitutes an SICR is
based on management judgment, as
explained in Note 1a. Changing
the SICR trigger will have
a direct effect on ECLs, as
more or fewer positions would
be subject to lifetime ECLs
under any
scenario.
The
impact
of
the
SICR
trigger
on
overall
ECL
is
demonstrated
in
the
table
above
with
the
indication
that
the
ECL
allowances and provisions for stage 1 and stage 2 positions would have been USD
1,913
m, if all non-impaired positions
across the portfolio had been measured
for lifetime ECLs irrespective of their
actual SICR status. This amount compares
with actual stage 1 and 2 allowances and provisions of USD
1,004
m as of 31 December 2025.
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
Lombard-lending
contracts
typically
have
average
contractual
maturities
of
12
months
or
less,
and
include
callable
features.
A significant portion of UBS’s lending to
SME clients and real estate financing is
documented under multi-purpose credit
agreements, which
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

Annual Report 2025
| Consolidated financial statements | UBS Group AG consolidated financial statements

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
to monitor the quality
of third-party pricing
sources, where used. For
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
›
Refer to Note 20d for more information

Annual Report 2025
| Consolidated financial statements | UBS Group AG consolidated financial statements

Note 20
Fair value measurement (continued)
c) Fair value hierarchy
The table
below provides
the fair
value hierarchy
classification of
financial and
non-financial assets
and liabilities
measured
at
fair
value.
The
narrative
that
follows
describes
valuation
techniques
used
in
measuring
the
fair
value
of
different
product types
(including significant
valuation inputs
and assumptions
used) and
the factors
considered in
determining
their classification within the fair value hierarchy.
During 2025, there were no material transfers
of assets or liabilities between Level 1
and Level 2 that were held
for the
entire reporting period.
Determination of fair values from quoted market prices or valuation techniques
1
31.12.25 31.12.24
USD m Level 1 Level 2 Level 3 Total Level 1 Level 2 Level 3 Total
Financial assets measured at fair value on a recurring basis
Financial assets at fair value held for trading
143,009
29,358
2,333
174,699
128,393
27,564
3,108
159,065
of which: Equity instruments
127,455
538
151
128,144
116,501
430
91
117,022
of which: Government bills / bonds
6,868
4,298
2
11,168
4,443
3,261
41
7,746
of which: Investment fund units
8,319
1,287
71
9,677
6,537
987
151
7,675
of which: Corporate and municipal bonds
367
21,208
874
22,449
911
17,462
838
19,211
of which: Loans
0
1,703
1,111
2,814
0
5,200
1,799
6,998
of which: Asset-backed securities
0
324
123
447
1
219
153
373
Derivative financial instruments
581
143,966
3,230
147,778
795
181,965
2,792
185,551
of which: Foreign exchange
293
48,056
306
48,655
472
100,328
66
100,867
of which: Interest rate
0
33,631
1,159
34,789
0
40,553
878
41,431
of which: Equity / index
0
49,379
1,435
50,814
0
35,747
1,129
36,876
of which: Credit
0
3,587
323
3,910
0
2,555
581
3,136
of which: Commodities
3
9,239
5
9,247
1
2,599
17
2,617
Brokerage receivables
0
35,579
0
35,579
0
25,858
0
25,858
Financial assets at fair value not held for trading
47,564
51,097
8,913
107,575
35,911
50,813
8,748
95,472
of which: Financial assets for unit-linked investment contracts
20,776
145
0
20,922
17,101
6
0
17,106
of which: Corporate and municipal bonds
0
16,936
89
17,026
31
14,695
133
14,859
of which: Government bills / bonds
26,208
6,147
0
32,355
18,264
6,204
0
24,469
of which: Loans
0
5,760
4,226
9,987
0
4,427
3,192
7,619
of which: Securities financing transactions
0
20,553
937
21,490
0
24,026
611
24,638
of which: Asset-backed securities
0
1,002
480
1,482
0
972
597
1,569
of which: Auction rate securities
0
0
191
191
0
0
191
191
of which: Investment fund units
480
381
678
1,539
423
401
681
1,505
of which: Equity instruments
100
0
2,082
2,182
93
0
2,917
3,010
Financial assets measured at fair value through other comprehensive income on a recurring basis
Financial assets measured at fair value through other comprehensive income
11,735
2,133
0
13,868
59
2,137
0
2,195
of which: Government bills / bonds
11,659
0
0
11,659
0
0
0
0
of which: Commercial paper and certificates of deposit
0
1,944
0
1,944
0
1,959
0
1,959
of which: Corporate and municipal bonds
76
189
0
265
59
178
0
237
Non-financial assets measured at fair value on a recurring basis
Precious metals and other physical commodities
12,996
0
0
12,996
7,341
0
0
7,341
Non-financial assets measured at fair value on a non-recurring basis
Other non-financial assets
2
0
0
62
62
0
0
84
84
Total assets measured at fair value
215,886
262,133
14,538
492,557
172,499
288,337
14,732
475,568

Annual Report 2025
| Consolidated financial statements | UBS Group AG consolidated financial statements

Note 20
Fair value measurement (continued)
Determination of fair values from quoted market prices or valuation techniques (continued)
1
31.12.25 31.12.24
USD m Level 1 Level 2 Level 3 Total Level 1 Level 2 Level 3 Total
Financial liabilities measured at fair value on a recurring basis
Financial liabilities at fair value held for trading
39,315
14,278
107
53,700
24,577
10,429
240
35,247
of which: Equity instruments
32,533
135
65
32,734
18,528
257
29
18,814
of which: Corporate and municipal bonds
12
11,818
37
11,867
5
8,771
206
8,982
of which: Government bills / bonds
4,894
2,007
0
6,901
4,336
1,174
0
5,510
of which: Investment fund units
1,874
177
3
2,054
1,708
162
3
1,873
Derivative financial instruments
688
150,575
4,981
156,243
829
175,747
4,060
180,636
of which: Foreign exchange
346
49,473
77
49,895
506
94,035
46
94,587
of which: Interest rate
0
30,539
317
30,856
0
36,313
324
36,636
of which: Equity / index
0
58,396
4,224
62,620
0
39,597
3,142
42,739
of which: Credit
0
4,052
314
4,366
0
3,280
414
3,694
of which: Commodities
2
8,024
16
8,043
1
2,200
15
2,216
of which: Loan commitments measured at FVTPL
0
6
26
33
0
75
62
137
Financial liabilities designated at fair value on a recurring basis
Brokerage payables designated at fair value
0
62,202
0
62,202
0
49,023
0
49,023
Debt issued designated at fair value
0
101,103
12,691
113,794
0
94,573
13,336
107,909
Other financial liabilities designated at fair value
0
26,548
1,636
28,184
0
25,931
2,768
28,699
of which: Financial liabilities related to unit-linked investment contracts
0
21,052
0
21,052
0
17,203
0
17,203
of which: Securities financing transactions
0
3,389
459
3,848
0
5,798
0
5,798
of which: Over-the-counter debt instruments and others
0
2,107
1,177
3,284
0
2,930
2,768
5,698
Total liabilities measured at fair value
40,003
354,706
19,415
414,123
25,406
355,703
20,405
401,514
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
using expected
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
Where available, valuation
techniques use market-observable
assumptions and inputs.
If such data
is not available,
inputs
may be derived
by reference to
similar assets in
active markets, from recent
prices for comparable
transactions or from
other observable market
data. In such
cases, the inputs
selected are based
on historical experience
and practice for
similar
or analogous
instruments, derivation
of input
levels based
on similar
products with
observable price
levels, and
knowledge
of current market conditions and valuation approaches. Where relevant, these inputs include assumptions about climate
risk and relevant geopolitical risks.

Annual Report 2025
| Consolidated financial statements | UBS Group AG consolidated financial statements

Note 20
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
cash flow
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

Annual Report 2025
| Consolidated financial statements | UBS Group AG consolidated financial statements

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

Annual Report 2025
| Consolidated financial statements | UBS Group AG consolidated financial statements

Note 20
Fair value measurement (continued)
Derivative product Valuation and classification in the fair value hierarchy
Credit derivative
contracts
Valuation –
Credit
derivative
contracts
are
valued
using
industry-standard
models
based
primarily
on
market
credit spreads, credit volatility, upfront pricing points and implied recovery rates. Where a derivative
credit spread is not directly available, it may be derived from the price of the reference cash bond.
–
Asset-backed
credit
derivatives
are
valued
using
a
valuation
technique
similar
to
that
of
the
underlying security with an
adjustment to reflect the
funding differences between
cash and synthetic
form.
Fair value hierarchy –
Single-entity and
portfolio credit
derivative contracts
are classified
as Level 2
when credit
spreads,
credit
volatility
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

Annual Report 2025
| Consolidated financial statements | UBS Group AG consolidated financial statements

Note 20
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
Deferred day-1 profit or loss reserves
USD m 2025 2024 2023
Reserve balance at the beginning of the year
421
404
422
Profit / (loss) deferred on new transactions
299
244
260
(Profit) / loss recognized in the income statement
(271)
(221)
(278)
Foreign currency translation
(2)
(6)
0
Reserve balance at the end of the year
446
421
404
Own credit
Own credit
risk is
reflected in
the valuation
of UBS’s
financial liabilities
designated at
fair value
through
profit
or loss
where
this
component
is
considered
relevant
for
valuation
purposes
by
UBS’s
counterparties
and
other
market
participants.
Changes in
the fair
value of
financial liabilities
designated at
fair value
through profit
or loss
related to
own credit
are
recognized
in
Other
comprehensive
income
directly
within
Retained
earnings
,
with
no
reclassification
to
the
income
statement
in
future
periods.
This
presentation
does
not
create
or
increase
an
accounting
mismatch
in
the
income
statement, as the Group does not hedge changes in own credit.
Gains and losses on own
credit are estimated using own credit
adjustment (OCA) curves, which incorporate observable
market data, including market-observed secondary prices
for UBS’s debt and debt curves of
its peers. In the table below,
the change in unrealized own
credit consists of changes in
fair value that are attributable
to the change in
UBS’s credit
spreads,
as
well
as
the
effect
of
changes
in
fair
values
attributable
to
factors
other
than
credit
spreads,
such
as
redemptions, effects from time decay and changes in interest and other market rates.
Realized own credit is recognized
when an
instrument with
an associated
unrealized OCA
is repurchased
prior to
the contractual
maturity date.
Life-to-
date amounts reflect the cumulative unrealized change since initial recognition.
›
Refer to Note 15 for more information about debt issued designated at fair value
Own credit adjustments on financial liabilities designated at fair value
For the year ended
USD m 31.12.25 31.12.24 31.12.23
Recognized during the period:
Realized gain / (loss)
(51)
(94)
8
Unrealized gain / (loss)
(451)
84
(1,858)
Total gain / (loss), before tax, recognized during the period and disclosed in the Statement of comprehensive income
(502)
(10)
(1,850)
USD m 31.12.25 31.12.24 31.12.23
Recognized on the balance sheet as of the end of the period:
Unrealized life-to-date gain / (loss)
(1,665)
(1,165)
(1,287)
of which: debt issued designated at fair value
(1,681)
(1,188)
(1,297)
of which: other financial liabilities designated at fair value
16
23
10

Annual Report 2025
| Consolidated financial statements | UBS Group AG consolidated financial statements

Note 20
Fair value measurement (continued)
Credit valuation adjustments
When measuring the fair value of OTC derivative instruments, including funded derivative instruments that are classified
as
Financial assets
at fair value
not held for
trading
, CVAs are applied
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
applied
to the overall net long or short exposure to move the fair value to bid or offer as appropriate, reflecting current levels of market liquidity.
The bid–offer
spreads used
in the
calculation of
this valuation
adjustment are
obtained from
market
transactions and other relevant sources and are updated periodically.
Uncertainties associated
with the
use of
model-based valuations
are incorporated
into the
measurement of
fair value
through the use of
model reserves. These reserves
reflect the amounts that
the Group estimates should
be adjusted from
valuations produced directly by models to incorporate uncertainties in the relevant modeling assumptions, in the model
and market inputs used, or in the
calibration of the model output to adjust
for known model deficiencies. In arriving at
these estimates, the
Group considers
a range of
market practices, including
how it
believes market
participants would
assess these uncertainties.
Model reserves are
reassessed periodically in
light of data
from market transactions,
consensus
pricing services and other relevant sources.
Other valuation adjustment reserves on the balance sheet
As of
USD m 31.12.25 31.12.24 31.12.23
Credit valuation adjustments
1
(29)
(125)
(145)
Funding and debit valuation adjustments
(50)
(96)
(116)
Other valuation adjustments
(741)
(1,207)
(2,654)
of which: liquidity
(524)
(746)
(2,051)
of which: model uncertainty
(217)
(460)
(603)
1 Amount does not include reserves against defaulted counterparties.
e) Level 3 instruments: valuation techniques and inputs
The table below presents
material Level 3 assets and liabilities, together
with the valuation techniques used to
measure
fair value,
the inputs
used in
a given
valuation technique
that are
considered significant
as of
31 December 2025
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

Annual Report 2025
| Consolidated financial statements | UBS Group AG consolidated financial statements

Note 20
Fair value measurement (continued)
Valuation techniques and inputs used in the fair value measurement of Level 3 assets and liabilities
Fair value
Significant
unobservable
input(s)
1
Range of inputs
Assets Liabilities
Valuation
technique(s)
31.12.25 31.12.24
USD bn 31.12.25 31.12.24 31.12.25 31.12.24 low high
weighted
average
2
low high
weighted
average
2
unit
1
Financial instruments other than derivative financial instruments
Corporate and municipal
bonds
1.0
1.0
0.0
0.2
Relative value to
market comparable Bond price equivalent
11
104
80
23
114
98
points
Loans at fair value (held for
trading and not held for
trading) and guarantees
3
5.6
5.2
0.0
0.0
Relative value to
market comparable Loan price equivalent
19
101
87
1
173
84
points
Discounted expected
cash flows Credit spread
233
277
277
16
545
195
basis
points
Market comparable
and securitization
model Credit spread
85
1,965
323
75
1,899
208
basis
points
Asset-backed securities
0.6
0.7
0.0
0.0
Relative value to
market comparable Bond price equivalent
6
120
82
0
112
79
points
Investment fund units
4
0.7
0.8
0.0
0.0
Relative value to
market comparable Net asset value
Equity instruments
4
2.2
3.0
0.1
0.0
Relative value to
market comparable Price
Securities financing
transactions
0.9
0.6
0.5
0.0
Discounted expected
cash flows Funding spread
95
166
95
201
basis
points
Debt issued designated at
fair value and Other
financial liabilities
designated at fair value
3
13.9
16.1
Derivative financial instruments
Interest rate
1.2
0.9
0.3
0.3
Option model
Volatility of interest
rates
61
85
50
156
basis
points
Credit
0.3
0.6
0.3
0.4
Discounted expected
cash flows
Credit spreads
3
1,040
2
1,789
basis
points
Recovery rates
4
60
0
100
%
Option model Recovery rates
0
40
%
Equity / index
1.4
1.1
4.2
3.1
Option model Equity dividend yields
0
11
0
16
%
Volatility of equity
stocks, equity and
other indices
3
104
4
126
%
Equity-to-FX
correlation
(65)
70
(65)
80
%
Equity-to-equity
correlation
(10)
100
0
100
%
Loan commitments
measured at FVTPL
0.0
0.1
Relative value to
market comparable Loan price equivalent
80
100
60
101
points
1 The ranges of significant unobservable inputs are represented in points, percentages and basis points.
Points are a percentage of par (e.g. 100 points would be 100% of par).
2 Weighted averages are provided for
most non-derivative financial instruments and were
calculated by weighting inputs based on the fair
values of the respective instruments.
Weighted averages are not provided
for inputs related to Securities financing
transactions and Derivative
financial instruments, as
this would not be meaningful.
3 Excludes securities financing
transactions. Debt issued
designated at fair value
and Other financial liabilities
designated at fair
value primarily consists of
UBS AG structured notes,
which include variable maturity
notes with various equity
and foreign exchange underlying
risks, as well as
rates-linked and credit-linked
notes, all of which
have
embedded derivative parameters
that are considered
to be unobservable.
The derivative
instrument parameters for
debt issued designated
at fair value,
embedded derivatives
for over-the-counter
debt instruments
reported under Other
financial liabilities
designated at fair
value and
funded derivatives
reported under Loans
at fair value
(held for trading
and not
held for trading)
are presented in
the corresponding
derivative
financial instruments lines in this table.
4 The range of inputs is not disclosed, as there is a dispersion of values given the diverse nature of the investments.

Annual Report 2025
| Consolidated financial statements | UBS Group AG consolidated financial statements

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
value using option pricing models.
The relationship between the current
stock price and
the forward price
is based on
a combination of
expected future dividend
levels and payment
timings, and, to
a lesser extent,
the relevant
funding rates
applicable to
the stock
in question.
Dividend yields
are generally
expressed as
an annualized
percentage of the share price,
with the lowest limit of
0% representing a stock that
is not expected to pay
any dividend.
The dividend yield and
timing represent the most
significant parameter in determining
fair value for instruments
that are
sensitive to an equity forward price.

Annual Report 2025
| Consolidated financial statements | UBS Group AG consolidated financial statements

Note 20
Fair value measurement (continued)
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
Sensitivity of fair value measurements to changes in unobservable input assumptions
1
31.12.25 31.12.24
USD m
Favorable
changes
Unfavorable
changes
Favorable
changes
Unfavorable
changes
Loans at fair value (held for trading and not held for trading) and guarantees
2
79
(67)
185
(143)
Securities financing transactions
16
(8)
30
(24)
Auction rate securities
8
(4)
8
(6)
Asset-backed securities
15
(15)
32
(28)
Equity instruments
414
(389)
333
(308)
Investment fund units
204
(206)
179
(181)
Loan commitments measured at FVTPL
15
(25)
38
(42)
Interest rate derivatives, net
52
(23)
115
(70)
Credit derivatives, net
25
(55)
112
(117)
Foreign exchange derivatives, net
9
(6)
3
(2)
Equity / index derivatives, net
667
(570)
732
(617)
Other
206
(83)
289
(161)
Total
1,710
(1,452)
2,056
(1,700)
1 Sensitivity of issued and over-the-counter debt instruments is reported with the equivalent derivative or Other.
2 Sensitivity of funded derivatives is reported under equivalent derivatives.
g) Level 3 instruments: movements during the period
The table below
presents additional information about material Level 3 assets and liabilities measured at fair value on
a
recurring
basis. Level
3 assets and
liabilities
may be hedged
with instruments
classified
as Level 1
or Level 2
in the fair
value
hierarchy,
and, as
a result,
realized
and unrealized
gains
and losses
included
in the
table may
not include
the effect
of related
hedging activity.
Furthermore, the realized
and unrealized gains and losses
presented in the table are not limited
solely to
those arising
from Level
3 inputs,
as valuations
are generally
derived from
both observable
and unobservable
parameters.

Annual Report 2025
| Consolidated financial statements | UBS Group AG consolidated financial statements

Note 20
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
Transfers
into
Level 3
Transfers
out of
Level 3
Foreign
currency
translation
Balance
at the
end
of the
period
For the twelve months ended 31 December 2025
2
Financial assets at fair value held for trading
3.1
(0.2)
(0.2)
0.6
(1.6)
0.5
(0.4)
0.3
(0.1)
0.1
2.3
of which: Equity instruments
0.1
(0.0)
(0.0)
0.0
(0.0)
0.0
(0.0)
0.1
(0.0)
0.0
0.2
of which: Corporate and municipal bonds
0.8
(0.1)
(0.0)
0.6
(0.5)
0.0
(0.0)
0.1
(0.1)
0.0
0.9
of which: Loans
1.8
0.0
(0.1)
0.0
(0.8)
0.5
(0.4)
0.0
(0.0)
0.0
1.1
Derivative financial instruments – assets
2.8
(0.3)
(0.2)
0.0
(0.0)
1.3
(1.2)
0.9
(0.3)
(0.0)
3.2
of which: Interest rate
0.9
0.2
0.1
0.0
(0.0)
0.1
(0.3)
0.5
(0.1)
(0.1)
1.2
of which: Equity / index
1.1
(0.3)
(0.3)
0.0
(0.0)
0.8
(0.4)
0.3
(0.2)
0.0
1.4
of which: Credit
0.6
(0.1)
(0.0)
0.0
(0.0)
0.1
(0.3)
0.1
(0.0)
0.0
0.3
Financial assets at fair value not held for trading
8.7
0.7
0.6
0.3
(1.6)
2.4
(1.8)
0.2
(0.3)
0.2
8.9
of which: Loans
3.2
0.8
0.8
0.0
(0.0)
1.9
(1.5)
0.0
(0.2)
0.1
4.2
of which: Auction rate securities
0.2
0.0
0.0
0.0
(0.0)
0.0
(0.0)
0.0
(0.0)
0.0
0.2
of which: Equity instruments
2.9
0.0
(0.0)
0.2
(1.2)
0.0
(0.0)
0.0
(0.0)
0.1
2.1
of which: Investment fund units
0.7
0.0
0.0
0.1
(0.2)
0.0
(0.0)
0.0
(0.0)
0.0
0.7
of which: Asset-backed securities
0.6
(0.0)
(0.0)
0.0
(0.1)
0.0
(0.1)
0.1
(0.0)
0.0
0.5
Derivative financial instruments – liabilities
4.1
0.3
0.3
0.0
(0.0)
2.3
(1.5)
0.4
(0.6)
0.1
5.0
of which: Interest rate
0.3
0.0
(0.1)
0.0
(0.0)
0.2
(0.2)
0.0
(0.0)
0.0
0.3
of which: Equity / index
3.1
0.3
0.4
0.0
(0.0)
1.9
(1.0)
0.3
(0.5)
0.0
4.2
of which: Credit
0.4
(0.1)
(0.0)
0.0
(0.0)
0.1
(0.2)
0.0
(0.0)
0.0
0.3
of which: Loan commitments measured at
FVTPL
0.1
0.0
0.0
0.0
(0.0)
0.0
(0.0)
0.0
(0.0)
0.0
0.0
Debt issued designated at fair value
13.3
0.9
0.8
0.0
(0.0)
4.3
(3.4)
0.8
(3.7)
0.4
12.7
Other financial liabilities designated at fair value
2.8
0.1
0.0
0.0
(0.0)
0.7
(2.0)
0.0
(0.0)
0.0
1.6
For the twelve months ended 31 December 2024
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
income.
2 Total Level 3 assets as
of 31 December 2025 were USD
14.5
bn
(31 December 2024: USD
14.7
bn). Total Level 3 liabilities as of 31 December 2025 were USD
19.4
bn (31 December 2024: USD
20.4
bn).

Annual Report 2025
| Consolidated financial statements | UBS Group AG consolidated financial statements

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
Maximum exposure to credit risk
31.12.25
Maximum
exposure to
credit risk
Collateral Credit enhancements
Exposure to
credit risk
after collateral
and credit
enhancements USD bn
Cash
collateral
received
Collateralized
by equity and
debt
instruments
Secured by
real estate
Other
collateral Netting
Credit
derivative
contracts
Guarantees
and sub-
participations
Financial assets measured at
fair value on the balance sheet
1
Financial assets at fair value
held for trading – debt instruments
2,3
36.9
36.9
Derivative financial instruments
4,5
147.8
6.6
125.6
15.6
Brokerage receivables
35.6
35.4
0.2
Financial assets at fair value not
held for trading – debt instruments
6
82.9
0.0
31.0
0.6
0.0
0.0
51.3
Total financial assets measured at fair value
303.2
0.0
73.0
0.0
0.6
125.6
0.0
0.0
104.0
Guarantees
0.3
0.0
0.1
0.2
0.0
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
0.0
0.0
41.3
Total financial assets measured at fair value
319.6
0.1
63.9
0.0
1.0
155.1
0.0
0.0
99.6
Guarantees
0.4
0.1
0.0
0.3
0.0
1 The maximum exposure to
loss is generally equal to
the carrying amount and subject to
change over time with market
movements.
2 For the purpose of
this disclosure, collateral
and credit enhancements were
not considered as these
positions are generally managed
under the market risk
framework.
3 Does not include investment
fund units.
4 Includes USD
32
m of fair value
loan commitments (31 December
2024:
USD
146
m) and USD
7
m of forward
starting reverse repurchase
agreements classified as
derivatives (31 December
2024: USD
20
m). The full
contractual committed amount
of forward starting
reverse repurchase
agreements (generally
highly collateralized)
of USD
54.5
bn (31
December 2024
USD
51.5
bn) and
derivative loan
commitments (mostly
secured) of
USD
13.6
bn, of
which USD
3.5
bn has
been sub-participated
(31 December 2024: USD
14.8
bn, of which USD
4.0
bn had been sub-participated), is presented in Note 10
under notional amounts.
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

Annual Report 2025
| Consolidated financial statements | UBS Group AG consolidated financial statements

Note 20
Fair value measurement (continued)
i) Financial instruments not measured at fair value
The table below provides the estimated fair values of financial instruments not measured at fair value.
Financial instruments not measured at fair value
31.12.25 31.12.24
Carrying
amount Fair value
Carrying
amount Fair value
USD bn Total
Carrying
amount
approximates
fair value
1
Level 1 Level 2 Level 3 Total Total
Carrying
amount
approximates
fair value
1
Level 1 Level 2 Level 3 Total
Assets
Cash and balances at central banks
209.9
209.9
0.0
0.0
0.0
209.9
223.3
223.3
0.0
0.0
0.0
223.3
Amounts due from banks
19.6
18.8
0.0
0.8
0.0
19.6
18.9
17.9
0.0
0.8
0.2
18.9
Receivables from securities financing
transactions measured at amortized cost
83.7
79.4
0.0
3.7
0.5
83.7
118.3
115.1
0.0
2.8
0.4
118.3
Cash collateral receivables on derivative
instruments
41.6
41.6
0.0
0.0
0.0
41.6
44.0
44.0
0.0
0.0
0.0
44.0
Loans and advances to customers
653.8
177.8
0.0
41.0
430.1
648.9
580.0
180.9
0.0
43.9
354.9
579.7
Other financial assets measured at amortized
cost
71.9
12.1
16.2
40.1
2.8
71.1
58.8
10.1
13.2
31.0
2.8
57.0
Liabilities
Amounts due to banks
24.4
16.4
0.0
8.1
0.0
24.5
23.3
16.2
0.0
7.2
0.0
23.4
Payables from securities financing
transactions measured at amortized cost
16.2
6.1
0.0
9.9
0.2
16.2
14.8
7.1
0.0
7.5
0.2
14.8
Cash collateral payables on derivative
instruments
34.2
34.2
0.0
0.0
0.0
34.2
35.5
35.5
0.0
0.0
0.0
35.5
Customer deposits
788.4
730.4
0.0
58.6
0.0
789.0
745.8
673.9
0.0
72.6
0.0
746.6
Debt issued measured at amortized cost
214.7
16.1
0.0
203.8
0.0
219.9
214.2
19.6
0.0
201.0
0.0
220.6
Other financial liabilities measured at
amortized cost
2
11.6
11.6
0.0
0.0
0.0
11.6
16.4
15.0
0.0
0.1
1.3
16.4
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

Annual Report 2025
| Consolidated financial statements | UBS Group AG consolidated financial statements

Note 21
Offsetting financial assets and financial liabilities
UBS enters into netting agreements with counterparties to manage the credit risks associated primarily with repurchase
and
reverse
repurchase
transactions,
securities
borrowing
and
lending,
over-the-counter
derivatives,
and
exchange-
traded
derivatives.
These
netting
agreements
and
similar
arrangements
generally
enable
the
counterparties
to
set
liabilities
off
against
available
assets
received
in
the
ordinary
course
of
business
and / or
in
the
event
that
the
counterparties to the transaction are unable to fulfill their contractual obligations.
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
As of 31.12.25, USD bn
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
91.5
(21.9)
69.6
(2.0)
(67.1)
0.5
14.0
14.5
83.7
Derivative financial instruments
141.4
(3.4)
138.0
(110.3)
(21.9)
5.8
9.8
15.6
147.8
Cash collateral receivables on
derivative instruments
4
40.1
0.0
40.1
(24.1)
(1.7)
14.2
1.5
15.7
41.6
Financial assets at fair value
not held for trading
114.3
(88.3)
26.0
(1.3)
(24.8)
0.0
81.5
81.5
107.6
of which: reverse
repurchase agreements
108.9
(88.3)
20.6
(1.3)
(19.3)
0.0
0.2
0.2
20.8
Total assets
387.3
(113.6)
273.7
(137.7)
(115.5)
20.5
106.9
127.3
380.6
As of 31.12.24, USD bn
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
4 The net amount of Cash collateral receivables on derivative instruments recognized on the balance sheet includes certain OTC derivatives that are legally net settled on a daily
basis and exchange-traded derivatives that are economically settled on a daily basis.

Annual Report 2025
| Consolidated financial statements | UBS Group AG consolidated financial statements

Note 21
Offsetting financial assets and financial liabilities (continued)
Financial liabilities subject to offsetting, enforceable master netting arrangements and similar agreements
Liabilities subject to netting arrangements
Netting recognized on the balance sheet
Netting potential not recognized
on the balance sheet
1
Liabilities not
subject
to netting
arrangements
2
Total liabilities
As of 31.12.25, USD bn
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
36.4
(21.1)
15.2
(2.0)
(13.2)
4
0.0
1.0
1.0
16.2
Derivative financial instruments
151.2
(3.4)
147.8
(110.3)
(29.0)
8.5
8.5
17.0
156.2
Cash collateral payables on
derivative instruments
5
32.3
0.0
32.3
(15.3)
(1.7)
15.3
1.9
17.2
34.2
Other financial liabilities
designated at fair value
94.1
(89.1)
5.0
(1.3)
(3.7)
0.0
23.1
23.1
28.2
of which: repurchase agreements
92.7
(89.1)
3.6
(1.3)
(2.3)
0.0
0.3
0.3
3.8
Total liabilities
314.0
(113.6)
200.4
(128.9)
(47.7)
23.8
34.5
58.3
234.9
As of 31.12.24, USD bn
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
9.1
bn (2024: USD
8.8
bn) for securities financing transactions
measured at amortized cost that
use UBS debt instruments as
the underlying.
5 The net
amount of Cash collateral
payables on derivative
instruments recognized on
the balance sheet includes
certain OTC derivatives
that are legally net
settled on a daily
basis and exchange-traded
derivatives that are
economically settled on a daily basis.
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
Financial
assets
pledged
as
collateral
include
pledged
mortgage
loans,
which
serve
as
collateral
for
existing
liabilities
against Swiss mortgage
institutions and US
Federal Home Loan
Banks, and in
connection with the
issuance of covered
bonds. Existing liabilities
against Swiss central
mortgage institutions and
US Federal Home
Loan Banks and
for existing
covered bond issuances were USD
53.1
bn as of 31 December 2025 (31 December 2024: USD
48.4
bn).
Other financial
assets are
pledged as
collateral in
relation to
securities lending
transactions and
in repurchase
transactions,
which are generally
entered into under
standard market
agreements. For securities
lending, the cash
received as collateral
may
be
more
or
less
than
the
fair
value
of
the
securities
loaned,
depending
on
the
nature
of
the
transaction.
For
repurchase agreements, the
fair value of
the collateral sold
under an agreement
to repurchase is
generally in excess
of
the cash borrowed.

Annual Report 2025
| Consolidated financial statements | UBS Group AG consolidated financial statements

Note 22
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
Restricted financial assets
USD m 31.12.25 31.12.24
Restricted
financial assets
of which: assets
pledged as
collateral that
may be sold or
repledged by
counterparties
Restricted
financial assets
of which: assets
pledged as
collateral that
may be sold or
repledged by
counterparties
Financial assets pledged as collateral
Cash and balances at central banks
1
1,031
876
Financial assets at fair value held for trading
84,065
44,627
71,050
38,532
Loans and advances to customers
71,123
70,342
Financial assets at fair value not held for trading
4,670
3,202
3,645
2,566
Other financial assets measured at amortized cost
10,150
8,689
8,703
7,891
Financial assets measured at fair value through other comprehensive income
43
43
Total financial assets pledged as collateral
171,083
154,616
Other restricted financial assets
Amounts due from banks
2,794
2,570
Financial assets at fair value held for trading
179
264
Cash collateral receivables on derivative instruments
8,405
8,006
Loans and advances to customers
146
175
Other financial assets measured at amortized cost
2
4,852
4,186
Financial assets at fair value not held for trading
24,747
20,645
Financial assets measured at fair value through other comprehensive income
1,843
1,863
Other
285
128
Total other restricted financial assets
43,251
37,837
Total financial assets pledged and other restricted financial assets
3
214,334
192,453
1 Predominantly reflects assets
pledged to the depositor
protection system in Switzerland.
2 Predominantly includes cash
collateral provided to
exchanges and clearing houses
to secure securities trading
activity
through those counterparties.
3 Does not include assets placed with
central banks related to undrawn credit lines and for
payment, clearing and settlement purposes, as well as undrawn contingency funding facilities
(31 December 2025: USD
42.6
bn; 31 December 2024: USD
30.5
bn).
In addition to
restrictions on financial
assets, UBS Group
AG and its
subsidiaries are, in
certain cases, subject
to regulatory
requirements
that
affect
the
transfer
of
dividends
and
capital
within
the
Group,
as
well
as
intercompany
lending.
Supervisory authorities may
also require
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

Annual Report 2025
| Consolidated financial statements | UBS Group AG consolidated financial statements

Note 22
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
USD m 31.12.25 31.12.24
Carrying amount
of transferred
assets
Carrying amount of
associated liabilities
recognized
on balance sheet
Carrying amount
of transferred
assets
Carrying amount of
associated liabilities
recognized
on balance sheet
Financial assets at fair value held for trading that may be sold or repledged by counterparties
44,627
24,137
38,532
19,690
Financial assets at fair value not held for trading that may be sold or repledged by counterparties
3,202
2,580
2,566
2,012
Other financial assets measured at amortized cost that may be sold or repledged by counterparties
8,689
7,575
7,891
7,442
Financial assets measured at fair value through other comprehensive income that may be sold or repledged by counterparties
43
43
Total financial assets transferred
56,561
34,335
48,989
29,144
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
Transferred financial assets that are not subject to derecognition in full but remain on the balance sheet to the extent of the Group’s continuing involvement were not material as of 31 December 2025 and as of 31 December 2024.

Annual Report 2025
| Consolidated financial statements | UBS Group AG consolidated financial statements

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
2025
and 31 December
2024 was not
material. Life-to-date losses
reported in prior
periods primarily related
to legacy positions
in securitization vehicles that have been fully marked down, with no remaining exposure to loss.
d) Off-balance sheet assets received
The table below presents assets received from third parties
that can be sold or
repledged and that are not recognized on
the balance sheet but that are held as collateral, including amounts that have been sold or repledged.
Off-balance sheet assets received
USD m 31.12.25 31.12.24
Fair value of assets received that can be sold or repledged
1
674,167
581,769
of which: sold or repledged
2
499,184
383,227
1 Includes securities received as initial margin from its clients that UBS is required to remit to central counterparties, brokers and deposit banks through its exchange-traded derivative clearing and execution services.
2 Does not include off-balance sheet securities (31 December 2025: USD
15.3
bn; 31 December 2024: USD
21.4
bn) placed with central banks related to undrawn credit lines and for payment, clearing and settlement purposes for which there are no associated liabilities or contingent liabilities.
Note 23
Maturity analysis of assets and liabilities
a) Maturity analysis of carrying amounts of assets and liabilities
The table
below provides
an analysis
of carrying
amounts of
balance sheet
assets and
liabilities, as
well as
off-balance
sheet exposures
by residual
contractual maturity
as
of the
reporting
date.
The
residual
contractual maturity
of
assets
includes the effects of callable features. The residual contractual maturity of liabilities and off-balance sheet exposures is
based on the earliest date on which a third party could require UBS to pay.
Derivative financial instruments and financial assets
and liabilities at fair value held
for trading are presented in the
Due
within 1 month
column; however, the respective
contractual maturities may
extend over periods significantly
longer than
one month.
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
column.
Non-financial assets and
liabilities with no
contractual maturity are
generally included in
the
Perpetual / Not
applicable
column.

Annual Report 2025
| Consolidated financial statements | UBS Group AG consolidated financial statements

Note 23
Maturity analysis of assets and liabilities (continued)
Maturity analysis of carrying amounts of assets and liabilities
31.12.25
USD bn
Due within
1 month
Due between
1 and 3
months
Due between
3 and 12
months
Due between
1 and 2 years
Due between
2 and 5 years
Due over
5 years
Perpetual /
Not
applicable Total
Assets
Total financial assets measured at amortized cost
532.1
45.0
77.4
131.2
160.5
134.3
1,080.5
Amounts due from banks
17.9
0.8
0.7
0.0
0.1
0.1
19.6
Loans and advances to customers
183.4
31.9
67.6
122.2
137.9
110.9
653.8
Other financial assets measured at amortized cost
10.8
1.4
5.0
8.9
22.5
23.3
71.9
Total financial assets measured at fair value through profit or loss
401.3
10.4
12.4
22.1
14.5
1.3
3.7
465.6
Financial assets at fair value not held for trading
43.2
10.4
12.4
22.1
14.5
1.3
3.7
107.6
Financial assets measured at fair value through other
comprehensive income
0.1
0.6
1.4
0.0
0.5
11.2
13.9
Total non-financial assets
18.9
0.5
0.3
1.0
36.9
57.5
Total assets
952.4
56.1
91.6
153.3
175.7
147.8
40.6
1,617.4
Liabilities
Total financial liabilities measured at amortized cost
750.6
64.1
86.3
33.7
73.3
68.3
17.5
1,093.8
Customer deposits
675.0
55.1
37.3
9.1
11.7
0.1
788.4
Debt issued measured at amortized cost
8.9
7.2
42.3
19.8
52.3
66.7
17.5
214.7
of which: non-subordinated
8.9
7.2
42.1
19.7
52.2
66.7
196.8
of which: subordinated
0.0
0.2
0.0
0.1
17.5
17.9
Total financial liabilities measured at fair value through
profit or loss
1
310.6
10.9
24.1
31.8
12.4
24.3
414.1
Debt issued designated at fair value
14.4
10.5
22.9
30.6
11.9
23.5
113.8
Total non-financial liabilities
10.4
5.2
0.0
0.1
0.2
0.2
2.8
19.0
Total liabilities
1,071.7
80.2
110.3
65.6
85.9
92.9
20.4
1,526.9
Guarantees, loan commitments and forward starting transactions
2
Irrevocable loan commitments
80.7
0.6
0.8
0.1
82.1
Guarantees
47.4
47.4
Forward starting reverse repurchase and securities borrowing agreements
10.7
10.7
Irrevocable committed prolongation of existing loans
3.3
2.1
2.8
0.0
8.2
Total
142.0
2.7
3.5
0.1
148.4
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
24.9
24.9
Irrevocable committed prolongation of existing loans
2.5
0.7
1.4
0.0
4.6
Total
146.7
1.2
1.7
0.0
149.8
1 As of 31 December 2025 and 31
December 2024, the contractual redemption amount
at maturity of debt issued designated at
fair value through profit or loss and
other financial liabilities designated at fair
value
through profit or loss was not materially different from the carrying amount.
2 The notional amounts associated with derivative loan commitments and forward starting repurchase and reverse repurchase agreements measured at fair value through profit or loss are presented together with the total notional amounts related to derivative instruments in Note 10 and have been excluded from the table above.

Annual Report 2025
| Consolidated financial statements | UBS Group AG consolidated financial statements

Note 23
Maturity analysis of assets and liabilities (continued)
b) Maturity analysis of financial liabilities on an undiscounted basis
The table below provides
an analysis of financial liabilities on
an undiscounted basis, including all cash
flows relating to
principal and future
interest payments.
The residual
contractual maturities for
non-derivative and non-trading
financial
liabilities are
based on
the earliest
date on
which UBS
could be
contractually required
to pay.
Derivative positions
and
trading liabilities, predominantly
made up of
short sale transactions, are
presented in the
Due within 1
month
column,
as this provides a conservative reflection of the nature of these trading activities. The residual contractual maturities may
extend over periods significantly longer than one month.
Maturity analysis of financial liabilities on an undiscounted basis
31.12.25
USD bn
Due within
1 month
Due between
1 and 3
months
Due between
3 and 12
months
Due between
1 and 2 years
Due between
2 and 5 years
Due over
5 years
Perpetual /
Not
applicable Total
Financial liabilities recognized on balance sheet
1
Amounts due to banks
15.5
1.4
4.6
2.1
1.6
25.2
Payables from securities financing transactions
5.8
0.4
1.6
2.3
6.5
16.6
Cash collateral payables on derivative instruments
34.2
34.2
Customer deposits
675.5
55.7
38.5
10.2
13.8
0.1
793.8
Debt issued measured at amortized cost
2
9.4
9.1
46.8
25.7
66.5
82.6
17.6
257.6
Other financial liabilities measured at amortized cost
7.3
0.1
0.6
0.7
1.7
1.7
12.2
of which: lease liabilities
0.1
0.1
0.6
0.7
1.7
1.7
4.9
Total financial liabilities measured at amortized cost
747.7
66.7
92.2
41.0
90.1
84.4
17.6
1,139.7
Financial liabilities at fair value held for trading
3,4
53.7
53.7
Derivative financial instruments
3,5
156.2
156.2
Brokerage payables designated at fair value
62.2
62.2
Debt issued designated at fair value
6
14.4
10.6
23.4
31.5
13.1
41.5
134.4
Other financial liabilities designated at fair value
24.0
0.4
1.2
1.1
0.6
1.3
28.6
Total financial liabilities measured at fair value through
profit or loss
310.5
11.0
24.6
32.7
13.7
42.7
435.2
Total
1,058.2
77.7
116.8
73.7
103.8
127.2
17.6
1,574.9
Guarantees, loan commitments and forward starting transactions
Irrevocable loan commitments
7
80.7
0.6
0.8
0.1
82.1
Guarantees
47.4
47.4
Forward starting reverse repurchase and securities
borrowing agreements
7
10.7
10.7
Irrevocable committed prolongation of existing loans
3.3
2.1
2.8
0.0
8.2
Total
142.0
2.7
3.5
0.1
148.4
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
principal
payments.
2 The time-bucket Perpe
tual / Not applicable includes perpetual
loss-absorbing additional tier 1 capital instruments,
for which future interest payments are calculated
over a 5 year period.
3 Carrying
amount is fair value. Management believes that this best represents the cash flows that would have to be paid if these positions had to be settled or closed out.
4 Contractual maturities of financial liabilities at fair
value held for trading
are: USD
50.9
bn due within 1 month
(31 December 2024: USD
33.0
bn), USD
2.8
bn due between 1 month
and 1 year (31 December 2024:
USD
2.2
bn).
5 Includes USD
39
m (31 December
2024: USD
166
m) related to
fair values of
derivative loan commitments
and forward starting
reverse repurchase agreements
classified as derivatives,
presented within “Due
within 1 month”. The
full contractual
committed amount of
USD
68.8
bn (31 December 2024:
USD
66.3
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

Annual Report 2025
| Consolidated financial statements | UBS Group AG consolidated financial statements

Note 24
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
Hedged items and hedge designation
Fair value hedges of interest rate risk related to debt instruments and loan assets
Fair
value
hedges
of
interest
rate
risk
related
to
debt
instruments
and
loan
assets
involve
swapping
fixed
cash
flows
associated with loans to customers (including long-term fixed-rate mortgage loans in Swiss francs), debt securities held, customer deposits
or debt
issued to
floating cash
flows by
entering into
interest rate
swaps that
either pay
fixed and
receive floating cash flows or that receive fixed and pay floating cash flows. The floating future cash flows are based on the following benchmark
rates: the Secured Overnight
Financing Rate (SOFR),
the Effective Federal
Funds Rate (EFFR),
the
Swiss Average
Rate Overnight (SARON),
the Euro
Short-Term
Rate (ESTR),
the Euro
Interbank Offered
Rate (EURIBOR),
the Sterling Overnight
Index Average
(SONIA), the Singapore
Overnight Rate Average
(SORA), the Bank
Bill Swap Rate
(BBSW), the Tokyo
Overnight Average Rate (TONA), the Hong Kong Interbank Offered Rate (HIBOR) and the Norwegian
Krona Overnight Index Swap (NOK OIS).
Cash flow hedges of forecast transactions
The Group hedges forecast cash flows on non-trading financial assets and liabilities that bear interest at variable rates or
are expected to
be refinanced or
reinvested in the
future, due to
movements in future
market rates. The
amounts and
timing of
future cash flows,
representing both principal
and interest flows,
are projected on
the basis
of contractual
terms
and
other
relevant
factors,
including
estimates
of
prepayments
and
defaults.
The
aggregate
principal
balances
and
interest cash flows
across all portfolios
over time form
the basis for
identifying the non-trading
interest rate risk
of the
Group, which is hedged
with interest rate swaps,
the maximum maturity of which
is 15 years. Cash
flow forecasts and
risk exposures are monitored
and adjusted on an ongoing basis, and, consequently,
additional hedging instruments are
traded and designated, or are terminated, resulting in a hedge discontinuance.
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
months
with
certain
hedges
extending
up
to
twelve
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

Annual Report 2025
| Consolidated financial statements | UBS Group AG consolidated financial statements

Note 24
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
Hedge ineffectiveness is recognized
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
All hedges: designated hedging instruments and hedge ineffectiveness
As of or for the year ended
31.12.25
Notional
amount
Carrying amount
Changes in
fair value of
hedging
instruments
1
Changes in
fair value of
hedged
items
1
Hedge
ineffectiveness
recognized in the
income statement USD m
Derivative
financial
assets
Derivative
financial
liabilities
Interest rate risk
Fair value hedges
244,123
14
23
1,602
(1,620)
(19)
Cash flow hedges
94,650
1
0
479
(465)
13
Foreign exchange risk
Fair value hedges
2
78,795
679
623
3,446
(3,474)
(29)
Hedges of net investments in foreign operations
20,281
48
268
(2,270)
2,262
(8)
As of or for the year ended
31.12.24
Notional
amount
Carrying amount
Changes in
fair value of
hedging
instruments
1
Changes in
fair value of
hedged
items
1
Hedge
ineffectiveness
recognized in the
income statement USD m
Derivative
financial
assets
Derivative
financial
liabilities
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

Annual Report 2025
| Consolidated financial statements | UBS Group AG consolidated financial statements

Note 24
Hedge accounting (continued)
Fair value hedges: designated hedged items recognized on the balance sheet
1
USD m 31.12.25 31.12.24
Interest rate
risk FX risk
Interest rate
risk FX risk
Loans and advances to customers
Carrying amount of designated loans
59,152
56,309
of which: accumulated amount of fair value hedge adjustment
66
1,774
of which: accumulated amount of fair value hedge adjustment subject to amortization attributable to the portion of the portfolio that ceased to be part of hedge accounting
1,064
(176)
Other financial assets measured at amortized cost – debt securities
Carrying amount of designated debt securities
18,347
9,125
of which: accumulated amount of fair value hedge adjustment
(377)
(348)
Financial assets measured at fair value through other comprehensive income
Carrying amount of designated debt securities
11,659
0
of which: accumulated amount of fair value changes related to hedge accounting
48
0
Payables from securities financing transactions measured at amortized cost
Carrying amount of designated repo transactions
1,001
0
of which: accumulated amount of fair value hedge adjustment
1
0
Customer deposits
Carrying amount of customer deposits
8,406
13,031
of which: accumulated amount of fair value hedge adjustment
6
(18)
Debt issued measured at amortized cost
Carrying amount of designated debt issued
141,938
62,650
151,481
53,328
of which: accumulated amount of fair value hedge adjustment
(1,781)
(3,061)
1 In addition, as of 31 December 2025, UBS designated in fair value hedges of FX risk USD
16
bn (31 December 2024: USD
15
bn) of intragroup debt instruments that are not recognized on the consolidated balance sheet but FX gains and losses on these instruments impact consolidated profit or loss.
Fair value hedges: profile of the timing of the nominal amount of the hedging instrument
31.12.25
USD bn
Due within
1 month
Due between
1 and 3 months
Due between
3 and 12 months
Due between
1 and 5 years
Due after
5 years Total
Interest rate swaps
5
6
34
117
82
244
Cross-currency swaps
2
3
15
42
17
79
31.12.24
USD bn
Due within
1 month
Due between
1 and 3 months
Due between
3 and 12 months
Due between
1 and 5 years
Due after
5 years Total
Interest rate swaps
3
9
38
118
66
234
Cross-currency swaps
2
1
8
45
12
68
Cash flow hedge reserve on a pre-tax basis
USD m 31.12.25 31.12.24
Amounts related to hedge relationships for which hedge accounting continues to be applied
(1,053)
(2,514)
Amounts related to hedge relationships for which hedge accounting is no longer applied
(641)
(714)
Total other comprehensive income recognized directly in equity related to cash flow hedges, on a pre-tax basis
(1,694)
(3,228)
Foreign currency translation reserve on a pre-tax basis
USD m 31.12.25 31.12.24
Amounts related to hedge relationships for which hedge accounting continues to be applied
(1,357)
861
Amounts related to hedge relationships for which hedge accounting is no longer applied
247
266
Total other comprehensive income recognized directly in equity related to hedging instruments designated as net investment hedges, on a pre-tax
basis
(1,111)
1,126
Note 25
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
154,224
(USD
194,501
), and contributions above
that salary go into the Credit Suisse Swiss
1e plan, which is accounted for under
IFRS Accounting Standards as a defined
contribution plan.

Annual Report 2025
| Consolidated financial statements | UBS Group AG consolidated financial statements

Note 25
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
this basis occur,
the Pension Foundation
Board of the
respective plan is
required to take
the necessary measures
to ensure
that full funding can
be expected to be restored
within a maximum period of
10
years. If a Swiss plan
were to become
significantly
underfunded
on
a
Swiss
pension
law
basis,
additional
employer
and
employee
contributions
could
be
required. In this situation, the
risk is shared between employer
and employees, and the employer
is not legally obliged to
cover more than
50
% of the additional contributions
required. As of 31 December 2025,
the technical funding ratio in
accordance with Swiss pension law was
120.9
% at a
0.5
% technical interest rate for the UBS
Swiss plan and
124.6
% at
a
1.02
% technical interest rate for the Credit Suisse Swiss plan (UBS Swiss plan 31 December 2024:
120.6
% at a
0.5
%
technical interest rate, Credit Suisse Swiss plan 31 December 2024:
125.5
% at a
1.31
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
As of 31 December
2025, the
Swiss plans
were in surplus
situations on
an IFRS
Accounting Standards
measurement basis,
as the fair value of the
plan assets exceeded the defined
benefit obligation (DBO) by USD
6,977
m for the UBS Swiss plan
and USD
3,771
m for the Credit Suisse Swiss plan (UBS Swiss plan 31 December 2024: USD
4,724
m, Credit Suisse Swiss
plan 31 December 2024: USD
2,900
m). However, a surplus is only recognized on the balance sheet to the extent that it does not exceed
the estimated future
economic benefit, which
equals the difference
between the present
value of the
estimated
future
net
service
cost
and
the
present
value
of
the
estimated
future
employer
contributions.
As
of
both
31 December 2025 and 31 December 2024, the estimated future economic benefit of the UBS Swiss plan was zero and hence no net defined benefit asset was recognized on
the balance sheet; as of 31 December 2025 a net defined
benefit
asset of USD
33
m was recognized
by UBS for
prepaid contributions held
at the Credit
Suisse Swiss plan
(31 December
2024: USD
28
m).
The regular employer
contributions in 2026 are
estimated at USD
617
m for the
UBS Swiss plan and
USD
262
m for the
Credit Suisse Swiss plan.
Changes to the Credit Suisse Swiss pension plan
In December
2023, the
Pension Foundation
Board
of the
Credit Suisse
Swiss plan
decided to
align the
Swiss pension
scheme to
that of
the UBS
Swiss plan,
effective as
of 1 January
2027. On
that date,
the Credit
Suisse Swiss
plan will
adopt the
plan rules
of the
UBS Swiss
plan. In
2025, the
Pension Foundation
Board of
the Credit Suisse
Swiss plan
decided
to integrate the Credit Suisse Swiss 1e plan
into the Credit Suisse Swiss pension plan as of
1 January 2027, resulting in a
one-time pre-tax
loss of
USD
190
m (CHF
151
m) and
an offsetting
gain in
other comprehensive
income in
the third
quarter
of 2025, with no impact on equity.
Financial information
The tables
below provide
an analysis
of the
movement in
the net
asset / liability recognized
on the
balance sheet
for
defined benefit plans, as well as an analysis of amounts recognized in net profit and in Other comprehensive income .

Annual Report 2025
| Consolidated financial statements | UBS Group AG consolidated financial statements

Note 25
Post-employment benefit plans (continued)
Net asset / liability of defined benefit plans
USD m
Major Swiss plans (funded) 31.12.25 31.12.24
Defined benefit obligation at the beginning of the year
44,617
44,922
Current service cost
775
763
Interest expense
518
564
Plan participant contributions
472
446
Remeasurements
9
4,017
of which: actuarial (gains) / losses due to changes in demographic assumptions
34
25
of which: actuarial (gains) / losses due to changes in financial assumptions
(1,683)
2,723
of which: experience (gains) / losses
1
1,658
1,269
Past service cost related to plan amendments
197
0
Curtailments
(120)
(104)
Benefit payments
(2,742)
(2,665)
Termination benefits
0
6
Foreign currency translation
6,278
(3,332)
Defined benefit obligation at the end of the year
50,004
44,617
of which: amounts owed to active members
28,193
24,576
of which: amounts owed to retirees
21,811
20,041
Fair value of plan assets at the beginning of the year
52,241
54,404
Return on plan assets excluding interest income
1,760
2,596
Interest income
635
700
Employer contributions
853
811
Plan participant contributions
472
446
Benefit payments
(2,742)
(2,665)
Administration expenses, taxes and premiums paid
(34)
(27)
Other movements
6
0
Foreign currency translation
7,560
(4,024)
Fair value of plan assets at the end of the year
60,752
52,241
Surplus / (deficit)
10,748
7,624
Asset ceiling effect at the beginning of the year
7,596
9,394
Interest expense on asset ceiling effect
110
128
Asset ceiling effect excluding interest expense and foreign currency translation on asset ceiling effect
1,730
(1,237)
Foreign currency translation
1,278
(688)
Asset ceiling effect at the end of the year
10,715
7,596
Net defined benefit asset / (liability) of major Swiss plans
33
28
Other plans
Net defined benefit asset / (liability) of other plans
2
252
131
Total net defined benefit asset / (liability)
286
159
of which: Net defined benefit asset
995
922
of which: Net defined benefit liability
3
(710)
(763)
1 Experience (gains) / losses are a component of actuarial remeasurements of the defined benefit obligation and reflect the effects of differences between the previous actuarial assumptions and what has actually occurred.
2 Mainly relates to UK, US and German plans.
3 Refer to Note 18c.
Income statement – expenses related to defined benefit plans
1
USD m For the year ended
Major Swiss plans
31.12.25 31.12.24
Current service cost
775
763
Interest expense related to defined benefit obligation
518
564
Interest income related to plan assets
(635)
(700)
Interest expense on asset ceiling effect
110
128
Administration expenses, taxes and premiums paid
34
27
Past service cost related to plan amendments
197
0
Curtailments
(120)
(104)
Termination benefits
0
6
Other movements
2
(2)
3
Net periodic expenses recognized in net profit for major Swiss plans
877
687
Other plans
Net periodic expenses recognized in net profit for other plans
44
44
Total net periodic expenses recognized in net profit
921
731
1 Refer to Note 6.
2 Includes differences between actual and estimated performance award accruals.

Annual Report 2025
| Consolidated financial statements | UBS Group AG consolidated financial statements

Note 25
Post-employment benefit plans (continued)
Other comprehensive income – gains / (losses) on defined benefit plans
USD m For the year ended
Major Swiss plans
31.12.25 31.12.24
Remeasurement of defined benefit obligation
(9)
(4,017)
of which: change in discount rate assumption
1,785
(2,846)
of which: change in rate of salary increase assumption
183
(227)
of which: change in rate of pension increase assumption
0
0
of which: change in rate of interest credit on retirement savings assumption
(289)
349
of which: change in life expectancy
0
0
of which: change in other actuarial assumptions
(29)
(24)
of which: experience gains / (losses)
1
(1,658)
(1,269)
Return on plan assets excluding interest income
1,760
2,596
Asset ceiling effect excluding interest expense and foreign currency translation
(1,730)
1,237
Total gains / (losses) recognized in other comprehensive income for major Swiss plans
21
(184)
Other plans
Total gains / (losses) recognized in other comprehensive income for other plans
2
(37)
(123)
Total gains / (losses) recognized in other comprehensive income
3
(16)
(307)
1 Experience (gains) / losses are a component of actuarial remeasurements of the defined benefit obligation and reflect the effects of differences between the previous actuarial assumptions and what has actually occurred.
2 Mainly relates to UK, US and German plans.
3 Refer to the “Statement of comprehensive income”.
The table below provides information about the duration of the DBO and the timing for expected benefit payments.
Duration of the defined benefit obligation and the timing for expected benefit payments
Major Swiss defined benefit plans 31.12.25 31.12.24
Duration of the defined benefit obligation (in years)
1
12.6
13.3
Maturity analysis of benefits expected to be paid
USD m
Benefits expected to be paid within 12 months
3,128
2,911
Benefits expected to be paid between 1 and 3 years
5,793
4,812
Benefits expected to be paid between 3 and 6 years
8,637
7,231
Benefits expected to be paid between 6 and 11 years
13,179
11,203
Benefits expected to be paid between 11 and 16 years
11,335
9,621
Benefits expected to be paid in more than 16 years
35,714
30,398
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
›
Refer to Note 1a item 5 for a description of the accounting policy for defined benefit plans

Annual Report 2025
| Consolidated financial statements | UBS Group AG consolidated financial statements

Note 25
Post-employment benefit plans (continued)
The tables below show the significant actuarial assumptions used in calculating the DBO at the end of the year.
Significant actuarial assumptions of major Swiss defined benefit plans
1
In % 31.12.25 31.12.24
Discount rate
1.27
0.92
Rate of salary increase
2.53
2.80
Rate of pension increase
0.00
0.00
Rate of interest credit on retirement savings
2.41
2.02
1 Represents a weighted average across the UBS and Credit Suisse plans.
Swiss mortality table: BVG 2020 G with CMI 2024 projections
1
aged 65 aged 45
31.12.25 31.12.24 31.12.25 31.12.24
Life expectancy at age 65 for a male member currently
21.9
21.9
23.6
23.5
Life expectancy at age 65 for a female member currently
23.7
23.6
25.3
25.2
1 In 2024, BVG 2020 G with CMI 2023 projections was used.
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
Sensitivity analysis of significant actuarial assumptions of major Swiss defined benefit plans
1
Increase / (decrease) in defined benefit obligation
USD m 31.12.25 31.12.24
Discount rate
Increase by 50 basis points
(2,595)
(2,462)
Decrease by 50 basis points
2,929
2,790
Rate of salary increase
Increase by 50 basis points
269
255
Decrease by 50 basis points
(269)
(256)
Rate of pension increase
Increase by 50 basis points
2,010
1,947
Decrease by 50 basis points –
2
–
2
Rate of interest credit on retirement savings
Increase by 50 basis points
627
374
Decrease by 50 basis points
(416)
(374)
Life expectancy
Increase in longevity by one additional year
1,430
1,381
1 The sensitivity analyses are based on a change in one assumption while holding all other assumptions constant, so that interdependencies between the assumptions are excluded.
2 As the assumed rate of pension
increase was
0
% as of 31 December 2025 and as of 31 December 2024, a downward change in assumption is not applicable.

Annual Report 2025
| Consolidated financial statements | UBS Group AG consolidated financial statements

Note 25
Post-employment benefit plans (continued)
Composition and fair value of Swiss defined benefit plan assets
31.12.25 31.12.24
Fair value
Plan asset
allocation % Fair value
Plan asset
allocation %
USD m
Quoted
in an active
market Other Total
Quoted
in an active
market Other Total
Cash and cash equivalents
827
0
827
1
911
0
911
2
Real estate / property
Domestic
0
7,081
7,081
12
0
5,967
5,967
11
Foreign
0
1,325
1,325
2
0
1,086
1,086
2
Investment funds
Equity
Domestic
1,452
0
1,452
2
1,300
0
1,300
2
Foreign
10,356
3,598
13,954
23
8,520
3,497
12,016
23
Bonds
1
Domestic, AAA to BBB–
8,396
0
8,396
14
6,921
0
6,921
13
Domestic, below BBB–
15
0
15
0
9
0
9
0
Foreign, AAA to BBB–
14,807
0
14,807
24
12,886
0
12,886
25
Foreign, below BBB–
1,423
0
1,423
2
1,393
0
1,393
3
Real estate
Domestic
2,089
0
2,089
3
1,938
0
1,938
4
Foreign
486
171
656
1
451
117
568
1
Other
1,570
4,889
6,460
11
1,396
3,383
4,780
9
Other investments
971
1,296
2,267
4
631
1,833
2,465
5
Total fair value of plan assets
42,392
18,360
60,752
100
36,357
15,884
52,241
100
31.12.25 31.12.24
Total fair value of plan assets
60,752
52,241
of which: Investments in UBS instruments
2
Bank accounts at UBS
627
926
UBS debt instruments
204
238
UBS Group AG shares
86
64
Securities lent to UBS
3
1,179
956
Property occupied by UBS
83
73
Derivative financial instruments, counterparty UBS
3
26
(126)
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
presented gross of any
collateral. Securities lent
to UBS were fully
covered by collateral
as of 31 December
2025 and 31 December
2024. Net of collateral,
derivative financial instruments
amounted to USD
14
m as of 31 December 2025 (31 December 2024: negative USD
70
m).
b) Defined contribution plans
UBS sponsors several defined contribution plans, with the most significant plans in the US and the UK. UBS’s obligation
is limited to its contributions made in
accordance with each plan, which may include
direct contributions and matching
contributions. Employer contributions to defined
contribution plans are recognized
as an expense and
were USD
579
m
for the UBS plans in 2025 (2024: USD
578
m).
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
do not have
a similar banking
relationship with
UBS. During 2025,
UBS received USD
45
m in
fees for banking services
from the major
UBS plans (2024:
USD
46
m). As of
31 December 2025, the
Swiss, UK and US
post-employment benefit plans held USD
558
m in UBS Group AG shares (31 December 2024: USD
399
m).
›
Refer to the “Composition and fair value of Swiss defined benefit plan assets” table in Note 25a for more information about fair
value of investments in UBS instruments held by the major Swiss pension funds

Annual Report 2025
| Consolidated financial statements | UBS Group AG consolidated financial statements

Note 26
Employee benefits: variable compensation
a) Plans offered
The Group
has several share
-based and other
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
share-based compensation plan
for employees that
are subject
to
deferral requirements but do not receive LTIP
awards.
EOP awards generally vest over three years.
Certain Asset
Management employees
receive some
or all
of their EOP
in the form
of notional funds
(the Fund Ownership
Plan). This plan is
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
Credit
Suisse
offered
a
range
of
compensation
plans
to
its
employees.
Outstanding
deferred
compensation
included
upfront cash awards, share awards
and other deferred awards settled in cash. Generally,
the existing awards continued
to vest according
to their original
terms, with the
expense recognized over
the residual service
period. Awards referenced
to shares in
the Credit Suisse
Group were converted
into units over UBS
Group shares according
to the exchange ratio
applied to the merger transaction (1 share in UBS for
22.48
shares in Credit Suisse).

Annual Report 2025
| Consolidated financial statements | UBS Group AG consolidated financial statements

Note 26
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
159
million
shares
as
of
31 December 2025
(31 December 2024:
183
million shares).
Share delivery
obligations are
calculated on
the basis
of
undistributed notional share awards, taking applicable performance conditions into account.
As of 31 December 2025, UBS held
133
million treasury shares (31 December 2024:
133
million) that were available to
satisfy share delivery obligations.
b) Effect on the income statement
Effect on the income statement for the financial year and future periods
The table
below provides
information about
compensation expenses
related to
total variable
compensation that
were
recognized in the financial
year ended 31 December
2025, as well
as expenses that
were deferred and will
be recognized
in the income statement for 2026 and later.
Deferred expenses related to compensation plans granted to
employees of
Credit Suisse in
2023 and earlier
years are presented
under
Variable compensation
– other
. The expense
recognized in
2025 associated with these awards was USD
5
m (2024: USD
85
m) for retention awards granted in connection with the
acquisition and USD
83
m (2024:
USD
288
m) for
outstanding deferred
compensation plans that
existed on
the date
of
the acquisition.
The majority
of expenses
deferred to
2026 and
later that
are related
to the
2025 performance
year pertain
to awards
granted in February 2026. The
total unamortized compensation expense
for unvested share-based awards
granted up to
31 December 2025 will be recognized in future periods over a weighted average period of
2.4
years.

Annual Report 2025
| Consolidated financial statements | UBS Group AG consolidated financial statements

Note 26
Employee benefits: variable compensation (continued)
Variable compensation
Expenses recognized in 2025 Expenses deferred to 2026 and later
1
USD m
Related to the
2025
performance
year
Related to
prior
performance
years Total
Related to the
2025
performance
year
Related to
prior
performance
years Total
Non-deferred cash
3,609
(61)
3,548
0
0
0
Deferred compensation awards
625
740
1,364
901
898
1,799
of which: Equity Ownership Plan
131
260
391
322
201
523
of which: Deferred Contingent Capital Plan
236
316
552
348
536
884
of which: Long-Term Incentive Plan
228
132
360
196
142
338
of which: Fund Ownership Plan
29
31
60
35
19
54
Variable compensation – performance awards
4,234
678
4,912
901
898
1,799
Variable compensation – financial advisors
2
4,874
780
5,654
1,059
3,591
4,651
of which: non-deferred cash
4,498
0
4,498
0
0
0
of which: deferred share-based awards
132
93
225
126
233
360
of which: deferred cash-based awards
230
251
480
592
1,267
1,859
of which: compensation commitments with recruited financial advisors
15
437
451
341
2,092
2,433
Variable compensation – other
3
617
250
867
206
292
498
Total variable compensation
9,725
1,709
11,434
4
2,167
4,782
6,948
1 Estimate as of 31 December 2025. Actual amounts to be expensed in future periods may vary, e.g.
due to forfeiture of awards.
2 Financial advisor compensation consists of cash compensation, determined using a formulaic approach
based on production,
and deferred awards.
It also includes
expenses related to
compensation commitments with
financial advisors entered
into at the time
of recruitment that are
subject to
vesting requirements.
3 Includes severance payments,
replacement and retention awards,
existing deferred awards granted to
Credit Suisse employees, interest expense
related to the Deferred Contingent Capital
Plan and forfeiture credits.
4 Includes USD
1,087
m in expenses related
to share-based compensation
(performance awards: USD
752
m; other variable compensation:
USD
111
m; financial advisor compensation:
USD
225
m). A further
USD
189
m in expenses
related to share-based
compensation was
recognized within other
expense categories included
in Note 6
(salaries: USD
2
m related to
role-based allowances;
social
security: USD
148
m; other personnel expenses: USD
39
m related to the Equity Plus Plan). Total personnel expense related to share-based equity-settled compensation excluding social security was USD
1,095
m.
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
amounts expensed may vary, e.g.
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
USD
1,118
m.

Annual Report 2025
| Consolidated financial statements | UBS Group AG consolidated financial statements

Note 26
Employee benefits: variable compensation (continued)
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
amounts expensed may vary, e.g.
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
USD
1,087
m.
c) Outstanding share-based compensation awards
Share and performance share awards
Movements in outstanding share-based awards to employees during 2025 and 2024 are provided in the table below.
Movements in outstanding share-based compensation awards
Number of shares
2025
1
Weighted average
grant date fair value
(USD)
Number of shares
2024
1
Weighted average
grant date fair value
(USD)
Outstanding, at the beginning of the year
193,722,338
20
198,908,588
17
Awarded during the year
53,232,817
30
65,433,201
26
Distributed during the year
(59,488,949)
18
(64,234,191)
17
Forfeited during the year
(7,973,535)
23
(6,385,261)
20
Outstanding, at the end of the year
179,492,671
24
193,722,338
20
of which: shares vested for accounting purposes
105,999,673
109,644,250
1 Number of shares reflects the maximum opportunity for awards with a performance condition.
The
total
carrying
amount
of
the
liability
related
to
cash-settled
share-based
awards
as
of
31 December
2025
and
31 December 2024 was USD
38
m and USD
54
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

Annual Report 2025
| Consolidated financial statements | UBS Group AG consolidated financial statements

Note 27
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
2025.
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
UK, the US,
Singapore, the Hong
Kong SAR and
other countries. UBS
Europe SE has
branches and offices
in a number of EU Member States, including France, Germany, Italy, Luxembourg and Spain. Share capital is provided in the currency of the legally registered office.
Individually significant subsidiaries of UBS Group AG as of 31 December 2025
Company Registered office Share capital in million Equity interest accumulated in %
UBS AG
Zurich and Basel, Switzerland
USD
385.8
100.0
UBS Business Solutions AG
1
Zurich, Switzerland
CHF
1.0
100.0
1 UBS Business Solutions AG holds subsidiaries in China, India, Israel and Poland.
Individually significant subsidiaries of UBS AG as of 31 December 2025
1
Company Registered office Primary business Share capital in million Equity interest accumulated in %
Credit Suisse International
London, UK
Non-core and Legacy
USD
1.3
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
to
the
Group’s
total
assets
and
aggregated
profit
before
tax
thresholds
and
are
thus
disclosed
in
accordance
with
requirements set by the SEC.
Other subsidiaries of UBS AG as of 31 December 2025
Company Registered office Primary business Share capital in million
Equity interest
accumulated in %
Banco de Investimentos Credit Suisse (Brasil) S.A.
São Paulo, Brazil
Investment Bank
BRL
164.8
100.0
Bank-now AG
Horgen, Switzerland
Personal & Corporate Banking
CHF
30.0
100.0
Credit Suisse (USA) LLC
Wilmington, Delaware, US
Group Items
USD
0.0
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
4,254.2
100.0
UBS Securities Japan Co., Ltd.
Tokyo, Japan
Investment Bank
JPY
44,908.7
100.0
UBS SuMi TRUST Wealth Management Co., Ltd.
Tokyo, Japan
Global Wealth Management
JPY
5,165.0
51.0
1 Includes a nominal amount relating to redeemable preference shares.

Annual Report 2025
| Consolidated financial statements | UBS Group AG consolidated financial statements

Note 27
Interests in subsidiaries and other entities (continued)
Consolidated structured entities
Consolidated
structured
entities
(SEs)
include
certain
investment
funds,
securitization
vehicles
and
client
investment
vehicles. UBS has no individually significant subsidiaries that are SEs.
In
2025
and
2024,
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
b) Interests in associates and joint ventures
As of 31 December 2025
and 31 December 2024, no associate
or joint venture was
individually material to the
Group.
Also, there were
no significant
restrictions on the
ability of
associates or
joint ventures to
transfer funds
to UBS Group AG
or its
subsidiaries as
cash dividends
or to
repay loans
or advances
made. There
were no
quoted market
prices for
any
associates or joint ventures of the Group.
Investments in associates and joint ventures
USD m 2025 2024
Carrying amount at the beginning of the year
2,306
2,373
Additions
55
0
Disposals
(1)
(8)
Reclassifications
1
(292)
0
Share of comprehensive income
154
145
of which: share of net profit / (loss)
2
79
144
of which: share of other comprehensive income
3
75
0
Share of changes in retained earnings
(2)
(3)
Dividends received
(159)
(51)
Impairment
(2)
Foreign currency translation
273
(149)
Carrying amount at the end of the year
2,332
2,306
of which: associates
2,332
2,057
of which: SIX Group AG, Zurich
4
1,612
1,484
of which: other associates
720
573
of which: joint ventures
1
249
1 In October 2024, UBS entered into an agreement to sell its
50
% interest in Swisscard AECS GmbH. In 2025, the investment was reclassified to Properties and other non-current assets held for sale within Other non-
financial assets. Refer to Note 28
for more information.
2 For 2025, consists of negative USD
14
m from associates and USD
94
m from joint ventures (for 2024, consists of
USD
91
m from associates and USD
54
m
from joint ventures).
3 For 2025,
consists of USD
75
m from associates.
4 In 2025, UBS
AG’s legal
equity interest amounted
to
34
% (for 2024,
UBS AG’s
legal equity interest
amounted to
34
%). UBS AG
is
represented on the Board of Directors.
c) Unconsolidated structured entities
During
2025,
the
Group
sponsored the
creation
of
various SEs
and
interacted with
a
number of
non-sponsored SEs,
including
securitization
vehicles,
client
vehicles
and
certain
investment
funds,
that
UBS
did
not
consolidate
as
of
31 December 2025 because it did not control them.
Interests in unconsolidated structured entities
The table below presents
the Group’s interests in and
maximum exposure to loss
from unconsolidated SEs. It
additionally
includes total assets
held by the
SEs in which
UBS had an
interest as of
year-end, except
for unconsolidated structured
entities sponsored by third parties, for which the carrying amount of UBS’s interest as of year-end has been disclosed.

Annual Report 2025
| Consolidated financial statements | UBS Group AG consolidated financial statements

Note 27
Interests in subsidiaries and other entities (continued)
Interests in unconsolidated structured entities
31.12.25
USD m, except where indicated
Securitization
vehicles
1
Client
vehicles sponsored
by UBS
2
Investment
funds
Other vehicles
sponsored by third
parties
3
Total
Maximum
exposure to loss
4
Financial assets at fair value held for trading
80
415
7,696
173
8,363
8,363
Derivative financial instruments
0
230
56
0
286
286
Loans and advances to customers
126
0
172
61
359
359
Financial assets at fair value not held for trading
955
0
749
139
1,842
1,842
Financial assets measured at fair value through other
comprehensive income
0
0
0
0
0
0
Other financial assets measured at amortized cost
1,782
0
0
0
1,782
1,782
Total assets
2,942
5
645
8,673
6
373
12,632
12,632
Derivative financial instruments
0
287
940
0
1,227
51
Total liabilities
0
287
940
0
1,227
51
Assets held by the unconsolidated structured entities in
which UBS had an interest (USD bn)
32
7
3
8
232
9
0
10
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
5
392
7,571
6
494
10,851
10,851
Derivative financial instruments
1
50
716
0
767
2
Total liabilities
1
50
716
0
767
2
Assets held by the unconsolidated structured entities in
which UBS had an interest (USD bn)
63
3
8
195
9
0
10
1 Includes loans to pre-securitization
warehouse structured entities managed
by third parties that have
a high loan-to-value ratio
(LTV) or are
credit-impaired, as well as securities
issued by securitization structured
entities sponsored by
both UBS and
third parties.
2 Client vehicles sponsored
by UBS are structured
entities that do not
qualify as a
securitization in line
with regulatory requirements
and are not
considered an
investment fund.
3 Other vehicles sponsored by third parties are structured entities that do not qualify as a securitization in line with regulatory requirements and are not considered an investment fund. Interests in
other vehicles sponsored by third parties includes loans provided to third-party structured entities that have a high LTV or are credit-impaired.
4 For the purpose of this disclosure, maximum exposure to loss amounts do not consider the risk-reducing effects of collateral
or other credit enhancements.
5 As of 31 December 2025, USD
999
m (31 December 2024: USD
1,273
m) represents the carrying amount of UBS’s
interests in
securitization vehicles sponsored by UBS and USD
1,943
m (31 December 2024: USD
1,121
m) represents the carrying amount of UBS’s interests in securitization vehicles not sponsored by UBS.
6 As of 31 December
2025, USD
854
m (31 December
2024: USD
1,008
m) represents the
carrying amount of
UBS’s interests
in investment funds
sponsored by UBS
and USD
7,819
m (31 December
2024: USD
6,563
m) represents the
carrying amount of UBS’s interests
in investment funds not sponsored by UBS.
7 As of 31 December 2025, USD
30
bn represents the principal amount outstanding for securitization vehicles sponsored by UBS and
USD
2
bn represents the carrying amount of
UBS’s interests in securitization
vehicles not sponsored by UBS.
8 Represents the market value
of total assets.
9 As of 31 December 2025, USD
224
bn (31 December
2024: USD
188
bn) represents
the net
asset value
of investment
funds sponsored
by UBS
and USD
8
bn (31 December
2024: USD
7
bn) represents
the carrying
amount of
UBS’s interests
in investment
funds not
sponsored by UBS.
10 Represents the carrying amount of UBS’s interest in other vehicles sponsored by third parties.
The Group retains
or purchases interests
in unconsolidated
SEs in the
form of direct
investments, financing,
underwriting,
secondary
market
making
activities,
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
2025
and
2024,
the
Group
did
not
provide
support,
financial
or
otherwise,
to
any
unconsolidated
SE
when
not
contractually obligated to do so, nor does the Group currently have any intention to do so in the future.
In 2025
and 2024,
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
whole or in part,
on the asset value
of the vehicles. Interest in
such vehicles is not
represented
by the
on-balance sheet
fee receivable
but rather
by the
future exposure
to variable
fees. The
net asset
value of
such
vehicles was USD
25
bn as of 31 December 2025 (31 December 2024: USD
24
bn) and has been excluded from the table
above.

Annual Report 2025
| Consolidated financial statements | UBS Group AG consolidated financial statements

Note 27
Interests in subsidiaries and other entities (continued)
The numbers outlined
in the table above may differ from the
securitization
positions presented
in the 31 December 2025
Pillar 3
Report,
available
under
“Pillar 3
disclosures”
at
ubs.com/investors
, for
the following
reasons:
(i) exclusion
of synthetic
securitizations
transacted
with
entities
that are
not SEs
and transactions
in which
the Group
did not
have an
interest
because
it did
not absorb
any risk;
(ii) a
different
measurement
basis
in certain
cases
(e.g.
IFRS Accounting
Standards
carrying
amount
within the
table above
compared with
net exposure
amount at
default for
Pillar 3 disclosures);
(iii) different
classification
of
vehicles viewed as sponsored
by the Group versus sponsored by third parties;
and (iv) as the trading book exposure table
has been
removed,
Pillar 3 disclosures
now only include
banking book
securitization
exposures.
›
Refer to the 31 December 2025 Pillar 3 Report, available under “Pillar 3 disclosures” at ubs.com/investors , for more information
Interests in client vehicles sponsored by UBS
UBS-sponsored
client
vehicles
are
established
predominantly
for
clients
to
gain
exposure
to
specific
assets
or
risk
exposures. Such vehicles may enter into
derivative agreements,
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
637
bn
and USD
532
bn as
of 31 December
2025 and
31 December 2024, respectively,
and has
been excluded
from the
table
above.
The
Group
did
not have
any
material exposure
to
loss from
these
interests
as
of
31 December 2025
or
as
of
31 December 2024.
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
During 2025 and 2024, the Group did not earn material income from sponsored unconsolidated SEs in which it did not have an interest at year-end.
During
2025,
the
aggregated
carrying
amount
of
assets
transferred
into
newly
created
sponsored
SEs,
excluding
sponsored funds,
was USD
10.3
bn (2024:
USD
5.5
bn). For
sponsored investment
funds, several
new open-ended
and
close-ended funds were created during
the year with further transfers
arising from management of the
strategy, investor
activity and market movements, which did
not result in a material net asset
value movement in 2025 (2024:
immaterial).
Certain associates
in the
Asset Management
business division
sponsor investment
funds.
The
Group’s share
of
those
associates’ invested assets is USD
93
bn (2024: USD
84
bn).
›
Refer to Note 30 for more information about invested assets
Note 28
Changes in organization and acquisitions and disposals of subsidiaries and businesses
Acquisitions and increases in ownership interests in subsidiaries and businesses
Acquisition of Credit Suisse Group
On 12 June 2023,
UBS Group AG acquired
Credit Suisse Group AG,
succeeding by operation
of Swiss law
to all assets
and liabilities
of Credit
Suisse Group AG,
and became
the direct
or indirect
shareholder of all
of the
former direct
and
indirect
subsidiaries
of
Credit
Suisse
Group
AG.
The
acquisition
of
Credit
Suisse
Group
AG
constituted
a
business
combination under
IFRS 3,
Business Combinations
, and
was required
to be
accounted for
by applying
the acquisition
method
of
accounting.
The
transaction
resulted
in
negative
goodwill
of
USD
27.3
bn
recognized
in
the
year
ended
31 December 2023, which represents the difference between the amounts at which the acquired identifiable net assets
were recognized and the fair value of the consideration transferred.
›
Refer to the “Integration of Credit Suisse” section of this report for more information about the acquisition of the Credit Suisse
Group,
to Note 1a) for more information about the applicable accounting policies and to Note
17 for more information about the
acquisition-related contingent liabilities

Annual Report 2025
| Consolidated financial statements | UBS Group AG consolidated financial statements

Note 28
Changes in organization and acquisitions and disposals of subsidiaries and businesses (continued)
Ownership increase in UBS Securities China
In the second
quarter of 2025,
UBS increased its
stake in UBS
Securities China from
67
% to
100
%. The closing
of the
transaction did not affect profit or loss.
Disposals of subsidiaries and businesses
Agreement to sell Swisscard AECS GmbH
In October 2024, UBS
entered into an agreement
to sell to American Express
Swiss Holdings GmbH (American Express)
its
50
% interest in
Swisscard AECS GmbH
(Swisscard), a joint
venture in Switzerland
between UBS and
American Express,
subject to certain closing conditions. Also in October 2024, UBS entered into an agreement with Swisscard to transition the Credit Suisse-branded card portfolios to UBS. In 2024,
UBS recorded an expense of USD
41
m in connection with the
termination
of
the
Swisscard
joint
venture.
In
January
2025,
UBS
completed
the
purchase
of
the
card
portfolios
and
recorded
an
expense
of
USD
180
m
related
to
this
purchase
and
a
gain
of
USD
64
m
related
to
UBS’s
investment
in
Swisscard. As of 31 December
2025, the
50
% interest in Swisscard
was presented as
Properties and other non-current
assets held
for sale
and amounted
to USD
299
m. In
January 2026,
UBS completed
the sale
of its
50
% interest
in Swisscard
and expects
to recognize a
gain on
sale in
the first quarter
of 2026. As
previously disclosed,
this gain
is expected to
largely
offset the aforementioned effects related to the prior Swisscard transactions recorded in 2024 and 2025.
Sale of Select Portfolio Servicing
In March 2025, UBS
completed the sale of
Select Portfolio Servicing,
the US mortgage
servicing business of Credit
Suisse,
which was
managed in
Non-core and
Legacy. UBS
recognized a
gain of
USD
97
m upon
the completion
of the
transaction.
As of 31 December 2024,
the associated assets and
liabilities were presented as
Assets of disposal groups
held for sale
and
Liabilities of disposal
groups held for
sale
, respectively, and
amounted to USD
1,705
m and USD
1,199
m, respectively.
Collaboration with 360 ONE WAM Ltd and sale of wealth management business in India
In April 2025,
UBS entered into
a strategic collaboration
with 360 ONE
WAM Ltd (360
ONE), one of
India’s largest wealth
and asset
management firms.
As part
of the
agreement, UBS
acquired warrants
for a
4.83
% interest
in 360
ONE and
sold
its
onshore
wealth
management
business
in
India
to
360
ONE.
Upon
the
completion
of
the
sale
in
2025,
UBS
recognized a gain of USD
33
m.
Sale of O’Connor business
In May
2025, UBS
Asset Management
(Americas) LLC
entered into
an agreement
to sell
its O’Connor
single-manager
hedge
fund,
private
credit
and
commodities
platform
to
Cantor
Fitzgerald.
On
31 December
2025,
UBS
Asset
Management
(Americas)
LLC
completed
the
first
closing
of
the
transaction.
In
connection
with
this
closing,
UBS
recognized a loss of USD
29
m in 2025. UBS expects to complete the transfer
of the remaining funds in the first quarter
of 2026 and does not expect to recognize any material profit or loss upon such completion.
Sale of a 36.01% stake in Credit Suisse Securities (China) Limited
In 2025,
UBS completed
the sale
of a
36.01
% stake
in a
subsidiary, Credit
Suisse Securities
(China) Limited
(CSS), to
Beijing State-Owned Assets Management Co., Ltd., and deconsolidated the entity. The sale resulted in a pre-tax gain of
USD
128
m. UBS
retains a
14.99
% shareholding
in CSS
and accounts
for this
minority interest
as an
investment in
an
associate.
Changes in organization
Legal structure integration
On
31 May 2024,
the merger
of
UBS AG
and Credit
Suisse AG
was completed.
UBS
AG succeeded
to all
rights and
obligations of Credit Suisse AG, including all outstanding Credit Suisse AG debt instruments.
On 7 June
2024, the transition
to a
single US intermediate
holding company was
completed. In
the second quarter
of
2025,
Credit
Suisse
Holdings
(USA),
Inc.
merged
with
UBS
Americas
Inc,
and
Credit
Suisse
Securities
(USA)
LLC
was
deregistered as a broker-dealer.
On 1 July 2024, the merger of UBS
Switzerland AG and Credit Suisse (Schweiz)
AG was completed. UBS Switzerland AG
succeeded to all rights and obligations of Credit Suisse (Schweiz) AG.
›
Refer to the “Integration of Credit Suisse” section of this report for more information

Annual Report 2025
| Consolidated financial statements | UBS Group AG consolidated financial statements

Note
29
Related parties
Related parties of the Group are:
–
associates (entities that are under the significant influence of UBS);
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
Remuneration of key management personnel
USD m, except where indicated 31.12.25 31.12.24 31.12.23
Base salaries and other cash payments
1
32
33
35
Incentive awards – cash
2
38
30
24
Annual incentive award under DCCP
34
39
36
Employer’s contributions to retirement benefit plans
4
3
3
Benefits in kind, fringe benefits (at market value)
1
2
1
Share-based compensation
3
76
65
63
Total
184
172
162
Total (CHF m)
4
153
151
147
1 For 2023, may include role-based allowances in line with market practice and regulatory requirements. From
2024 onward, role-based allowances for GEB members have been eliminated.
2 The cash portion may
also include blocked shares in line
with regulatory requirements.
3 Compensation expense is based on
the share price on grant date
taking into account performance conditions. Refer to
Note 26 for more information.
For GEB members, share-based
compensation for 2025, 2024 and 2023
was entirely composed of LTIP
awards. For the
Chairman and the Vice Chairman
of the BoD, the share-based
compensation for 2025, 2024
and 2023 was entirely composed of UBS
shares.
4 Swiss franc amounts disclosed represent the
respective US dollar amounts translated at
the applicable performance award currency exchange
rates (2025: USD /
CHF
0.83
; 2024: USD / CHF
0.88
; 2023: USD / CHF
0.91
).
The independent members of the BoD, including the Chairman, do not have employment or service contracts with UBS
and thus are not entitled
to benefits upon termination
of their service on
the BoD. Payments to
these individuals for their
services as independent members
of the BoD amounted
to USD
13.8
m (CHF
11.4
m) in 2025,
USD
13.1
m (CHF
11.5
m)
in 2024 and USD
11.7
m (CHF
10.6
m) in 2023.

Annual Report 2025
| Consolidated financial statements | UBS Group AG consolidated financial statements

Note 29
Related parties (continued)
b) Equity holdings of key management personnel
Equity holdings of key management personnel
1
31.12.25 31.12.24
Number of UBS Group AG shares held by members of the BoD and the GEB and parties closely linked to them
2
7,085,881
5,593,474
1 No options were held in 2025 and 2024 by non-independent members of the BoD or any
GEB member or any of their related parties.
2 Excludes shares granted under variable compensation plans with forfeiture provisions.
Of the
share totals
above, no
shares were
held by
close family
members of
key management
personnel on
31 December
2025 and 31 December 2024. No shares in
UBS Group AG were held by
entities that are directly or indirectly controlled
or
jointly controlled
by key
management personnel
or their
close family
members on
31 December 2025
and 31 December
2024. As of 31 December 2025, no member
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
Loans, advances, mortgages and deposit balances with key management personnel
1
USD m, except where indicated 2025 2024
Loans
Deposit
balances
Loans
Deposit
balances
Balance at the beginning of the year
51
139
61
24
Balance at the end of the year
59
158
51
139
Balance at the end of the year (CHF m)
2
47
125
46
126
1 All loans are secured loans.
2 Swiss franc amounts disclosed represent the respective US dollar amounts translated at the relevant year-end closing exchange rate.
d) Other related-party transactions with entities controlled by key management personnel
In 2025
and 2024, UBS
did not enter
into transactions
with entities
over whom UBS’s
key management
personnel or
their
close
family
members
have
solely
or
jointly
a
direct
or
indirect
significant
influence,
and
as
of
31 December
2025,
31 December
2024
and 31 December
2023
there were
no outstanding
balances
related to
such transactions.
Furthermore,
in 2025
and 2024,
such entities
did not
sell any
goods or
provide any
services
to UBS
and therefore
did not
receive any
fees
from UBS. UBS
also did
not provide
services to
such entities
in 2025
and 2024
and therefore
also received
no fees.
e) Transactions with associates and joint ventures
Loans to and outstanding receivables from associates and joint ventures
USD m 2025 2024
Carrying amount at the beginning of the year
663
271
Additions
785
866
Reductions
(695)
(440)
Foreign currency translation
95
(34)
Carrying amount at the end of the year
849
663
of which: unsecured loans and receivables
840
656
Other transactions with associates and joint ventures
As of or for the year ended
USD m 31.12.25 31.12.24
Payments to associates and joint ventures for goods and services received
445
1
228
Income from services provided to associates and joint ventures
36
39
Liabilities to associates and joint ventures
116
312
1 Includes a USD
180
m expense related to the payment to Swisscard AECS GmbH for the sale of the Credit Suisse card portfolios to UBS. Refer to Note 28 for more information.
In addition to the items in the table above, transactions with associates and joint ventures also include off-balance sheet
exposures of USD
0.9
bn (2024: USD
1.1
bn), which are provided on an arm’s length basis.
›
Refer to Note 27 for an overview of investments in associates and joint ventures

Annual Report 2025
| Consolidated financial statements | UBS Group AG consolidated financial statements

Note 30
Invested assets and net new money
The
following
disclosures
provide
a
breakdown
of
UBS’s
invested
assets
and
a
presentation
of
their
development,
including net new money, as required
by the Swiss Financial Market Supervisory Authority (FINMA).
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
money.
Also
excluded
are
effects
resulting
from
any
acquisition
or
divestment
of
a
UBS
subsidiary or
business, as
well as
effects that
result from
UBS’s strategic
decisions to
exit a
market or
cease offering
a
service in
a
particular location,
or
those
resulting from
new externally
imposed regulations.
Reclassifications between
invested assets and custody-only assets as a result of a change in service level delivered are generally treated as net new money
flows.
However,
where
the
change
in
service
level
directly
results
from
an
externally
imposed
regulation
or
a
strategic decision by
UBS to exit
a market or
cease offering a
service in a
particular location, the
one-time net effect
is
reported as
Other effects
.
The Investment Bank does not track invested assets and net new money. However, when a client is transferred from the
Investment Bank to another business division, this may produce net new money for the receiving business division
even
though the client’s assets were already with UBS.
Invested assets and net new money
As of or for the year ended
USD bn 31.12.25 31.12.24
Fund assets managed by UBS
674
639
Discretionary assets
2,663
2,213
Other invested assets
3,668
3,235
Total invested assets
1
7,005
6,087
of which: double counts
598
503
Net new money
1,2
36
52
1 Includes the share of net new money and invested assets relating to associates in the Asset Management business division.
2 Includes double counts.
Development of invested assets
USD bn 2025 2024
Total invested assets at the beginning of the year
1,2
6,087
5,714
Net new money
36
52
Market movements
3
648
542
Foreign currency translation
274
(155)
Other effects
(40)
(67)
of which: acquisitions / (divestments)
(4)
(6)
Total invested assets at the end of the year
1,2
7,005
6,087
1 Includes the share of net new money and invested assets relating to associates in the Asset Management business division.
2 Includes double counts.
3 Includes interest and dividend income.

Annual Report 2025
| Consolidated financial statements | UBS Group AG consolidated financial statements

Note 31
Currency translation rates
The following table
shows the rates
of the main
currencies used to
translate the financial
information of UBS’s
operations
with a functional currency other than the US dollar into US dollars.
Currency translation rates
Closing exchange rate Average rate
1
As of For the year ended
31.12.25 31.12.24 31.12.25 31.12.24 31.12.23
1 CHF
1.26
1.10
1.21
1.13
1.12
1 EUR
1.17
1.04
1.13
1.08
1.08
1 GBP
1.35
1.25
1.32
1.28
1.25
100 JPY
0.64
0.63
0.67
0.66
0.70
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
Note 32
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
Under Swiss
GAAP, the
fair value
option can
only be
applied to
structured debt
instruments consisting
of a
debt host
contract and
one or
more embedded
derivatives that
do not
relate to
own equity.
Furthermore, unrealized
changes in
fair value attributable
to changes in
UBS’s own credit
are not recognized,
whereas realized own
credit is recognized
in
Net trading income
.

Annual Report 2025
| Consolidated financial statements | UBS Group AG consolidated financial statements

Note 32
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
accounting
standards
for
the
Swiss
pension
plan
in
the
UBS AG
and
the
UBS
Switzerland AG
standalone
financial statements. The requirements of
Swiss GAAP are better aligned with the
specific nature of Swiss pension plans,
which are
hybrid in
that they
combine elements
of defined
contribution and
defined benefit
plans, but
are treated
as
defined
benefit
plans
under
IFRS
Accounting
Standards.
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
be
recorded
on
the
balance
sheet
subject
to
the
asset
ceiling
rules,
with
changes
resulting
from
remeasurements
recognized
directly
in
equity.
However,
for
non-Swiss
defined
benefit
plans
for
which
IFRS
Accounting
Standards
are
elected, changes
due to
remeasurements are
recognized in
the income
statement of
UBS AG standalone
under Swiss
GAAP.

Annual Report 2025
| Consolidated financial statements | UBS Group AG consolidated financial statements

Note 32
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
9. Netting of derivative assets and liabilities
Under IFRS Accounting Standards, derivative assets, derivative liabilities and related cash collateral not settled to market
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
of participations, fixed and
intangible assets, and reversals
of impairments of participations and
fixed
assets, are
classified as
extraordinary
items under
Swiss GAAP.
This distinction
is not
available under
IFRS Accounting
Standards.
▲

Annual Report 2025
| Significant regulated subsidiary and sub-group information

Significant regulated subsidiary
and sub-group information
Unaudited
Financial and regulatory key figures for our significant regulated subsidiaries and sub-groups
UBS AG
(consolidated)
UBS AG
(standalone)
UBS Switzerland AG
(standalone)
UBS Europe SE
(consolidated)
UBS Americas
Holding LLC
(consolidated)
All values in million, except where indicated USD USD CHF EUR USD
Financial and regulatory requirements
IFRS Accounting Standards
Swiss SRB rules
IFRS Accounting
Standards
Swiss SRB rules
IFRS Accounting
Standards
Swiss SRB rules
IFRS Accounting
Standards
EU regulatory rules
US GAAP
US Basel III rules
As of or for the year ended 31.12.25 31.12.24 31.12.25 31.12.24 31.12.25 31.12.24 31.12.25 31.12.24 31.12.25 31.12.24
1
Financial information
2
Income statement
Total operating income
3
47,139 41,779 22,682
4
19,244 11,701
4
11,245 1,429 1,193 17,631 17,441
Total operating expenses 43,038 39,346 14,097 12,897 9,526 8,095 1,252 1,045 16,199 17,262
Operating profit / (loss) before tax 4,101 2,433 8,586 6,347 2,174 3,150 177 148 1,432 178
Net profit / (loss) 3,566 1,533 8,470 6,708 1,793 2,644 156 89 1,887 (51)
Balance sheet
Total assets 1,617,173 1,568,060 937,167 966,697 509,530 526,521 54,143 55,344 207,057 211,893
Total liabilities
1,527,994 1,473,394 852,392 878,365 485,533 500,273 49,813 50,966 181,629 185,168
Total equity 89,179 94,666 84,775 88,332 23,998 26,249 4,330 4,377 25,428 26,725
Capital
5
Common equity tier 1 capital
70,394
73,792
74,108
75,051
21,188
21,659
3,109 3,239 13,696 16,123
Additional tier 1 capital
19,600
15,830
19,600
15,830
7,994
7,994
600 600 2,825 2,818
Total going concern capital / Tier 1 capital
89,993
89,623
93,707
90,881
29,182
29,652
3,709 3,839 16,521 18,941
Tier 2 capital
25
207
24
204
203 240
Total capital 3,709 3,839 16,723 19,181
Total gone concern loss-absorbing capacity
90,164
92,177
90,163
92,174
19,147
19,274
2,505
6
2,540
6
7,800
7
7,800
7
Total loss-absorbing capacity
180,157
181,800
183,870
183,055
48,329
48,926
6,215 6,379 24,321
7
26,741
7
Risk-weighted assets and leverage
ratio denominator
5
Risk-weighted assets
489,775
495,110
491,583
507,964
164,062
186,265
15,926 14,079 75,654 78,166
Leverage ratio denominator
1,622,921
1,523,277
929,979
899,348
538,262
556,053
55,952 55,567 198,104 197,487
Supplementary leverage ratio denominator 232,902 227,973
Capital and leverage ratios (%)
5
Common equity tier 1 capital ratio
14.4
14.9
15.1
8
14.8
12.9
11.6
19.5
23.0
18.1
20.6
Going concern capital ratio / Tier 1 capital ratio
18.4
18.1
19.1
17.9
17.8
15.9
23.3
27.3
21.8
24.2
Total capital ratio
23.3
27.3
22.1
24.5
Total loss-absorbing capacity ratio
36.8
36.7
29.5
26.3
39.0
45.3
32.1
34.0
Tier 1 leverage ratio
6.6
6.9
8.3
9.6
Supplementary tier 1 leverage ratio
7.1
8.3
Going concern leverage ratio
5.5
5.9
10.1
10.1
5.4
5.3
Total loss-absorbing capacity leverage ratio
11.1
11.9
9.0
8.8
11.1
11.5
12.3
13.5
Gone concern capital coverage ratio
115.4
122.3
Liquidity coverage ratio
5
High-quality liquid assets (bn) 331.7 331.6 149.3 142.7 115.2 125.0 21.0 17.3 27.9 26.8
Net cash outflows (bn) 188.4 178.2 63.7 58.6 87.3 87.2 14.9 12.5 21.9 20.1
Liquidity coverage ratio (%) 176.2 186.1 234.9
9
244.0 132.0
10
143.5 141.5 138.9 127.4 133.6
Net stable funding ratio
5
Total available stable funding (bn) 873.5 847.0 404.8 410.2 357.0 359.2 20.5 17.1 102.6 109.3
Total required stable funding (bn) 755.3 682.5 446.5 421.8 285.0 271.7 15.0 13.7 80.5 80.5
Net stable funding ratio (%) 115.7 124.1 90.7
11
97.3 125.2
11
132.2 137.3 125.5 127.3 135.8
Other
Joint and several liability between UBS AG and
UBS Switzerland AG (bn)
12
2.0 2.9
1 Comparative information has been aligned with UBS Americas Holding LLC’s regulatory resubmission of the FR Y-9C report for the fourth quarter of 2024,
reflecting a reduction in RWA and improved capital ratios.
2 The financial information disclosed does not represent a full set of financial statements under the respective GAAP / IFRS Accounting Standards.
3 The total operating income includes credit loss expense or release.
4 In 2025, UBS decided to consolidate the Wealth Management International business, the Global Financial Intermediaries business, and other related businesses booked in Switzerland in UBS AG to further optimize
Group legal and
operational structures and
to address regulatory
considerations. In
the second quarter
of 2025, UBS
Switzerland AG transferred
the beneficial ownership
of the Wealth
Management International
business and the Global Financial Intermediaries business booked in UBS Switzerland AG to UBS AG, with effect from 1 January 2025. The transfer was made in the form of a dividend in kind amounting to USD 126m
(CHF 100m), reflecting the net
asset value of the
in-scope businesses. In
the fourth quarter of
2025, UBS Switzerland AG
transferred the beneficial
ownership of the related
businesses to UBS AG,
with effect from
1 May 2025. The transfer was made in the form of a dividend in kind amounting to USD 1,261 (CHF
1,000), reflecting the net asset value of the in-scope businesses. UBS Switzerland AG will continue to manage the
businesses under a contractual relationship with UBS AG until the completion of legal transfer, which is expected to take place in 2028, and will continue to recognize the underlying assets and liabilities of
the relevant
businesses until then. UBS AG’s share of the net profits of USD 695m for the full year of 2025 is reflected in Fee and commission income
for UBS AG and CHF 555m in Fee and commission expense for UBS Switzerland
AG, both within Operating income.
5 Refer to the UBS Group and significant regulated subsidiaries and sub-groups 31 December 2025 Pillar 3 Report, available under “Pillar 3 disclosures” at ubs.com/investors, for more information.
6 Consists of positions that
meet the conditions laid
down in Art. 72a–b of
the Capital Requirements Regulation
II with regard to
contractual, structural or
legal subordination.
7 Consists of
eligible long-term debt that meets the conditions specified in 12 CFR § 252.162 of the final total loss-absorbing capacity (TLAC) rules. TLAC is the sum of tier 1 capital and eligible long-term debt.
8 On a standalone
basis as of 31 December 2025, UBS AG’s
phase-in CET1 capital ratio was 15.1%, based on
risk weights of 235% and 340% for Swiss and foreign
participations, respectively. As per
current rules, these risk weights
will increase to
250% and 400%
for Swiss and
foreign participations,
respectively, in
a phased manner
until 1 January 2028,
contributing to UBS
AG’s fully
applied CET1 capital
ratio of 14.2%.
9 In the fourth
quarter of 2025, the
liquidity coverage ratio (the LCR) of
UBS AG was 234.9%, remaining above the
prudential requirement communicated by FINMA.
10 In the fourth quarter of
2025, the LCR of
UBS Switzerland AG,
which is a Swiss SRB, was 132.0%, remaining above the prudential requirement communicated by FINMA in connection with the Swiss Emergency Plan.
11 In accordance with Art. 17h para. 3 and 4 of the Liquidity
Ordinance, UBS AG standalone is required
to maintain a minimum NSFR of at least
80% without taking into account excess funding of
UBS Switzerland AG and 100% after taking
into account such excess funding.
12 Under certain
circumstances, the
Swiss Banking
Act and
FINMA’s
Banking Insolvency
Ordinance authorize
FINMA to
modify, extinguish
or convert
to common
equity liabilities
of a
bank in
connection with
a
resolution or insolvency of
such bank. As of 31 December
2025, the amount consists of
a joint and several
liability of UBS Switzerland AG
for contractual obligations of
UBS AG related to the
establishment of UBS
Switzerland AG (CHF 1.5bn)
and a joint and
several liability of UBS
Switzerland AG in connection
with the international covered
bonds program of UBS
AG (CHF 0.5bn), which was
fully collateralized through
cash
deposits from UBS AG.

Annual Report 2025
| Significant regulated subsidiary and sub-group information

UBS Group AG is
a holding
company and
conducts substantially
all of
its operations
through UBS AG
and subsidiaries
thereof.
UBS Group AG
and
UBS AG
have
contributed
a
significant
portion
of
their
respective
capital
and
provide
substantial liquidity to such subsidiaries. Many of these subsidiaries are subject to regulations requiring compliance with minimum
capital,
liquidity
and
similar
requirements.
The
tables
in
this
section
summarize
the
regulatory
capital
components and capital ratios of our significant regulated subsidiaries and sub-groups determined under the regulatory framework of the home jurisdiction of each subsidiary or sub-group.
›
Refer to “Capital and capital ratios of our significant regulated subsidiaries” in the “Capital management” section of this report
for more information
›
Refer to “Note 22 Restricted and transferred financial assets” in the “Consolidated financial statements”
section of this report for
more information
Supervisory
authorities
generally
have
discretion
to
impose
higher
requirements or
to
otherwise
limit
the
activities
of
subsidiaries. Supervisory authorities
also may
require entities to
measure capital and
leverage ratios on
a stressed basis
and may limit
the ability of
an entity to
engage in new
activities or take
capital actions based
on the results
of those tests.
In August 2025, the Federal Reserve Board reduced the stress capital buffer (the SCB) of UBS Americas Holding LLC, our
US-based
intermediate
holding
company,
to
5.2%,
from
9.3%,
applicable
from
1 October
2025
under
the
Federal
Reserve Board’s SCB rule, resulting
in a total common equity tier 1
capital requirement of 9.7%. The
SCB is derived from
the results of the Federal Reserve Board’s 2025 Dodd–Frank Act Stress Test (DFAST) released in June 2025.
Additional information on the
above entities is provided
in the UBS Group
and significant regulated subsidiaries
and sub-
groups 31 December 2025 Pillar 3 Report, which is available under “Pillar 3 disclosures” at ubs.com/investors .
Financial and regulatory key figures for our significant regulated subsidiaries and sub-groups
Credit Suisse International
(standalone)
All values in million, except where indicated USD
Financial and regulatory requirements
IFRS Accounting Standards
UK regulatory rules
As of or for the year ended 31.12.25 31.12.24
1
Financial information
2
Income statement
Total operating income
3
258 1,046
Total operating expenses 388 1,106
Operating profit / (loss) before tax (130) (60)
Net profit / (loss) (200) (87)
Balance sheet
Total assets 5,660 51,374
Total liabilities
2,621 44,035
Total equity 3,039 7,339
Capital
4
Common equity tier 1 capital 3,038 6,883
Additional tier 1 capital 0 0
Total going concern capital / Tier 1 capital 3,038 6,883
Tier 2 capital 0 0
Total capital 3,038 6,883
Total gone concern loss-absorbing capacity 0 3,043
Total loss-absorbing capacity 3,038 9,926
Risk-weighted assets and leverage ratio denominator
4
Risk-weighted assets 3,247 10,951
Leverage ratio denominator 5,679 32,521
Capital and leverage ratios (%)
4
Common equity tier 1 capital ratio 93.6 62.9
Going concern capital ratio / Tier 1 capital ratio 93.6 62.9
Total capital ratio 93.6 62.9
Total loss-absorbing capacity ratio 93.6 90.6
Tier 1 leverage ratio 53.5 21.2
Going concern leverage ratio
Total loss-absorbing capacity leverage ratio 53.5 30.5
Liquidity coverage ratio
4
High-quality liquid assets (bn) 8.1 15.0
Net cash outflows (bn) 2.4 4.3
Liquidity coverage ratio (%) 341.5 363.3
Net stable funding ratio
4
Total available stable funding (bn) 6.3 17.5
Total required stable funding (bn) 1.9 8.7
Net stable funding ratio (%) 385.0 214.8
1 Comparative information
has been aligned
with Credit Suisse
International standalone’s
final 2024 audited
financial statements.
2 The financial
information disclosed does
not represent a
full set of
financial
statements under the respective GAAP / IFRS Accounting Standards.
3 The total operating income includes credit loss expense
or release.
4 Refer to the UBS Group and significant regulated subsidiaries and sub-
groups 31 December 2025 Pillar 3 Report, available under “Pillar 3 disclosures” at ubs.com/investors, for more information.

Annual Report 2025 |
Additional regulatory information

Additional regulatory
information

358
UBS Group AG consolidated supplemental
disclosures required under SEC regulations
358
A – Introduction
358
B – Selected financial data
358
Dividends received from investments in subsidiaries
359
Balance sheet data
359
C – Information about the company
359
Property, plant and equipment
360
D – Information required by Subpart 1400 of
Regulation S-K
360
Selected statistical information
360
Average balances and interest rates
362
Analysis of changes in interest income and expense
364
Deposits
364
Uninsured deposits
365
Investments in debt instruments
365
Loan portfolio
365
Allowance for credit loss
es

Annual Report 2025 |
Additional regulatory information | UBS Group AG consolidated supplemental disclosures required under SEC regulations

UBS Group AG consolidated supplemental disclosures
required under SEC regulations
A – Introduction
The following
pages contain
supplemental UBS
Group AG disclosures
that are required under
US Securities
and Exchange
Commission (SEC)
regulations.
UBS Group
AG’s consolidated
financial statements
have been
prepared
in accordance
with
IFRS
Accounting
Standards
as
issued
by
the
International
Accounting
Standards
Board
(the
IASB)
and
are
denominated in US dollars.
On 12 June
2023, UBS Group
AG acquired Credit Suisse
Group AG, succeeding
by operation of Swiss
law to all
assets
and liabilities
of Credit
Suisse Group
AG, and became
the direct
or indirect
shareholder of all
of the
former direct and
indirect
subsidiaries
of
Credit
Suisse
Group
AG.
The
acquisition
of
the
Credit
Suisse
Group
constitutes
a
business
combination under
IFRS 3,
Business Combinations
, and
is required
to be
accounted for
by applying
the acquisition
method
of accounting.
›
Refer to “Note 28 Changes in organization and acquisitions and disposals of subsidiaries and businesses” in the
“Consolidated
financial statements” section of this report for more information
B – Selected financial data
Dividends received from investments in subsidiaries
In
2025,
UBS
Group
AG
received
dividends
of
USD 13,349m
(2024:
USD 3,193m;
2023:
USD 6,269m)
from
its
subsidiaries. Dividends disclosed
are based
on IFRS
Accounting Standards
and have
been translated
to US
dollars from
the functional
currency of
the entity
paying the
dividend, using
the closing
exchange rate
of the
month in
which the
dividend was received.

Annual Report 2025 |
Additional regulatory information | UBS Group AG consolidated supplemental disclosures required under SEC regulations

Balance sheet data
USD m 31.12.25 31.12.24 31.12.23
Assets
Cash and balances at central banks
209,858
223,329
314,060
Amounts due from banks
19,649
18,903
21,146
Receivables from securities financing transactions at amortized cost
83,656
118,301
99,039
Cash collateral receivables on derivative instruments
41,552
43,959
50,082
Loans and advances to customers
653,846
579,967
639,669
Other financial assets measured at amortized cost
71,897
58,835
65,455
Total financial assets measured at amortized cost
1,080,458
1,043,293
1,189,451
Financial assets at fair value held for trading
174,699
159,065
169,633
of which: assets pledged as collateral that may be sold or repledged by counterparties
44,627
38,532
51,263
Derivative financial instruments
147,778
185,551
176,084
Brokerage receivables
35,579
25,858
21,037
Financial assets at fair value not held for trading
107,575
95,472
104,018
Total financial assets measured at fair value through profit or loss
465,631
465,947
470,773
Financial assets measured at fair value through other comprehensive income
13,868
2,195
2,233
Investments in associates
2,332
2,306
2,373
Property, equipment and software
16,057
15,498
17,849
Goodwill and intangible assets
6,948
6,887
7,515
Deferred tax assets
11,525
11,134
10,682
Other non-financial assets
20,609
17,766
16,049
Total assets
1,617,427
1,565,028
1,716,924
Liabilities
Amounts due to banks
24,434 23,347 70,962
Payables from securities financing transactions at amortized cost 16,225 14,833 14,394
Cash collateral payables on derivative instruments 34,222 35,490 41,582
Customer deposits 788,367 745,777 792,029
Debt issued measured at amortized cost 214,706 214,219 237,817
Other financial liabilities measured at amortized cost 15,862 21,033 20,851
Total financial liabilities measured at amortized cost 1,093,816 1,054,698 1,177,633
Financial liabilities at fair value held for trading 53,700 35,247 34,159
Derivative financial instruments 156,243 180,636 192,181
Brokerage payables designated at fair value 62,202 49,023 42,522
Debt issued designated at fair value 113,794 107,909 128,289
Other financial liabilities designated at fair value 28,184 28,699 29,484
Total financial liabilities measured at fair value through profit or loss 414,123 401,514 426,635
Provisions 5,035 8,409 12,412
Other non-financial liabilities 13,970 14,834 14,089
Total liabilities 1,526,944 1,479,454 1,630,769
Equity attributable to shareholders 90,213 85,079 85,624
Equity attributable to non-controlling interests 271 494 531
Total equity 90,484 85,574 86,156
Total liabilities and equity 1,617,427 1,565,028 1,716,924
C – Information about the company
Property, plant and equipment
As of 31
December 2025,
UBS operated in
about 723 business
and banking locations
worldwide, of which
approximately
36% were in Switzerland, 43%
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

Annual Report 2025 |
Additional regulatory information | UBS Group AG consolidated supplemental disclosures required under SEC regulations

D – Information required by Subpart 1400 of Regulation S-K
Selected statistical information
The tables below
set forth selected
statistical information regarding
the Group’s
banking operations extracted
from its
financial statements.
Unless otherwise indicated,
average balances for
the years ended
31 December 2025, 31 December
2024
and 31 December
2023 are
calculated from
monthly data.
Unless
otherwise indicated,
the
distinction between
domestic (i.e. Swiss) and foreign (i.e. non-Swiss) is generally based on the booking location.
Average balances and interest rates
The tables below set forth
average interest-earning assets and
average interest-bearing liabilities, along with
the average
yield, for 2025, 2024 and 2023.
Refer to “Note 3 Net interest
income and other net income from
financial instruments
measured at fair value through profit or loss” in the “Consolidated financial statements” section of this report for more information about interest income and interest expense.
Average balances and interest rates
For the year ended 31.12.25 31.12.24 31.12.23
USD m, except where indicated
Average
balance
Interest
income
Average
yield (%)
Average
balance
Interest
income
Average
yield (%)
Average
balance
Interest
income
Average
yield (%)
Assets
Balances at central banks
Domestic
118,807
152
0.1
135,771
1,743
1.3
113,953
1,777
1.6
Foreign
103,000
3,453
3.4
117,409
5,356
4.6
100,608
4,297
4.3
Amounts due from banks
Domestic
4,771
61
1.3
4,023
89
2.2
3,592
68
1.9
Foreign
15,478
97
0.6
16,655
763
4.6
14,993
619
4.1
Receivables from securities financing transactions measured
at amortized cost
1
Domestic
4,060
83
2.1
14,535
340
2.3
10,978
344
3.1
Foreign
116,036
3,039
2.6
97,641
3,529
3.6
81,085
3,339
4.1
Loans and advances to customers
Domestic
452,548
10,386
2.3
438,152
13,003
3.0
345,812
10,422
3.0
Foreign
171,053
8,425
4.9
169,485
9,205
5.4
173,161
8,974
5.2
Financial assets at fair value
1,2
Domestic
25,130
656
2.6
18,304
552
3.0
7,352
210
2.9
Foreign
224,869
7,865
3.5
241,780
10,410
4.3
214,671
9,672
4.5
Other interest-earning assets
Domestic
19,165
622
3.2
15,081
477
3.2
12,574
357
2.8
Foreign
82,234
2,495
3.0
82,050
2,933
3.6
81,284
2,730
3.4
Total interest-earning assets
3
1,337,151
37,337
2.8
1,350,886
48,399
3.6
1,160,061
42,809
3.7
Net interest income on swaps
5,646
5,643
2,672
Interest income on off-balance sheet securities and other
953
695
744
Interest income and average interest-earning assets
1,337,151
43,937
4
3.3
1,350,886
54,737
4
4.1
1,160,061
46,224
4
4.0
Non-interest-earning assets
5
376,348
359,904
333,210
Total average assets
1,713,500
1,710,790
1,493,271
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

Annual Report 2025 |
Additional regulatory information | UBS Group AG consolidated supplemental disclosures required under SEC regulations

Average balances and interest rates (continued)
Average balances and interest rates (continued)
For the year ended 31.12.25 31.12.24 31.12.23
USD m, except where indicated
Average
balance
Interest
expense
Average
interest
rate (%)
Average
balance
Interest
expense
Average
interest
rate (%)
Average
balance
Interest
expense
Average
interest
rate (%)
Liabilities and equity
Amounts due to banks
Domestic
19,723
207
1.0
33,767
746
2.2
42,049
1,385
3.3
Foreign
7,586
215
2.8
6,598
205
3.1
5,386
137
2.5
Payables from securities financing transactions measured at
amortized cost
1
Domestic
11,264
303
2.7
11,659
537
4.6
7,874
382
4.9
Foreign
23,111
1,028
4.4
15,538
893
5.7
17,065
890
5.2
Customer deposits
Domestic
435,426
2,103
0.5
418,253
3,905
0.9
350,102
2,401
0.7
of which: demand deposits
199,915
537
0.3
176,258
918
0.5
161,596
754
0.5
of which: savings and sweep deposits
172,010
139
0.1
151,716
496
0.3
140,716
328
0.2
of which: time deposits
63,500
1,427
2.2
90,278
2,492
2.8
47,790
1,321
2.8
Foreign
334,023
10,252
3.1
343,613
13,289
3.9
283,952
9,656
3.4
of which: demand deposits
44,797
569
1.3
44,047
781
1.8
44,435
736
1.7
of which: savings and sweep deposits
74,750
1,918
2.6
68,043
1,867
2.7
75,871
2,187
2.9
of which: time deposits
214,475
7,766
3.6
231,524
10,641
4.6
163,647
6,733
4.1
Commercial paper
Domestic
0
0
0.0
0
0
0.0
1
0
0.0
Foreign
11,467
491
4.3
18,373
985
5.4
22,108
1,159
5.2
Other short-term debt issued measured at amortized cost
Domestic
382
8
2.0
297
2
0.6
322
4
1.3
Foreign
20,354
768
3.8
15,421
762
4.9
12,023
610
5.1
Long-term debt issued measured at amortized cost
Domestic
156,518
6,020
3.8
155,359
6,161
4.0
112,466
4,125
3.7
Foreign
28,504
1,003
3.5
37,583
1,919
5.1
32,387
1,900
5.9
Financial liabilities at fair value (excluding debt issued
designated at fair value)
1,2
Domestic
596
4
0.6
727
5
0.7
419
13
3.1
Foreign
175,473
5,301
3.0
165,234
6,435
3.9
157,558
5,760
3.7
Debt issued designated at fair value
Domestic
12,986
399
3.1
10,974
390
3.6
10,513
391
3.7
Foreign
99,263
4,054
4.1
103,243
4,879
4.7
93,902
4,566
4.9
Other interest-bearing liabilities
Domestic
3,975
122
3.1
3,636
117
3.2
2,832
90
3.2
Foreign
33,411
1,085
3.2
37,232
1,649
4.4
39,197
1,618
4.1
Total interest-bearing liabilities
1,374,058
33,362
2.4
1,377,505
42,879
3.1
1,190,157
35,088
2.9
Swap interest on hedged debt issued and other swaps
2,086
4,121
3,132
Interest expense on off-balance sheet securities and other
742
629
707
Interest expense and average interest-bearing liabilities
1,374,058
36,190
3
2.6
1,377,505
47,629
3
3.5
1,190,157
38,927
3
3.3
Non-interest-bearing liabilities
4
250,835
247,819
230,664
Total liabilities
1,624,893
1,625,324
1,420,822
Total equity
88,607
85,466
72,450
Total average liabilities and equity
1,713,500
1,710,790
1,493,271
Net interest income
7,747
7,108
7,297
Net yield on interest-earning assets
0.6
0.5
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
The percentage of total average interest-earning assets attributable to foreign activities was 53% for 2025 (2024: 54%;
2023: 57%).
The percentage
of total
average interest-bearing
liabilities attributable
to foreign
activities was
53% for
2025 (2024:
54%; 2023:
56%). All
assets and
liabilities are
translated into
US dollars
at uniform
month-end rates.
Interest
income and expense are translated at monthly average rates.
Average rates earned and
paid on assets and
liabilities can change from
period to period, based
on changes in interest
rates in
general, but
are also
affected by
changes in
the currency
mix included
in the
assets and
liabilities. Tax-exempt
income is not recorded on
a tax-equivalent basis. For
all three years presented
the tax-exempt income is
considered to be
insignificant, and the effect from such income is therefore negligible.

Annual Report 2025 |
Additional regulatory information | UBS Group AG consolidated supplemental disclosures required under SEC regulations

Analysis of changes in interest income and expense
The tables below provide
information, by categories of
interest-earning assets and interest-bearing
liabilities, about the
changes in interest
income and expense
due to changes
in volume and
interest rates
for the year
ended 31 December
2025 compared with the year
ended 31 December 2024, and for
the year ended 31 December
2024 compared with the
year ended
31 December 2023.
The change
in average
volume represents
the change
in the
current average
balance
compared with the average balance from the prior year with
respect to the average rate of the prior year. The change in average rate
represents the difference
between the
net change
in interest
income and
expense and
the change
in average
volume.
Analysis of changes in interest income and expense
2025 compared with 2024 2024 compared with 2023
Increase / (decrease)
due to changes in
1
Increase / (decrease)
due to changes in
1
USD m
Average
volume
Average
interest rate
Net
change
Average
volume
Average
interest rate
Net
change
Interest income from interest-earning assets
Balances at central banks
Domestic
(221)
(1,369)
(1,590)
349
(383)
(34)
Foreign
(663)
(1,240)
(1,903)
722
336
1,058
Amounts due from banks
Domestic
16
(43)
(27)
8
13
21
Foreign
(54)
(611)
(665)
68
76
144
Receivables from securities financing transactions measured at amortized cost
Domestic
(241)
(15)
(256)
110
(114)
(4)
Foreign
662
(1,152)
(490)
679
(489)
190
Loans and advances to customers
Domestic
432
(3,049)
(2,617)
2,770
(189)
2,581
Foreign
85
(864)
(779)
(191)
422
231
Financial assets at fair value
Domestic
205
(102)
103
318
24
342
Foreign
(727)
(1,817)
(2,544)
1,220
(482)
738
Other interest-earning assets
Domestic
129
16
145
71
49
120
Foreign
7
(445)
(438)
26
177
203
Interest income
Domestic
320
(4,562)
(4,242)
3,626
(600)
3,026
Foreign
(690)
(6,130)
(6,820)
2,524
40
2,564
Total interest income from interest-earning assets
(370)
(10,692)
(11,062)
6,150
(560)
5,590
Net interest income on swaps
4
2,971
Interest income on off-balance sheet securities and other
258
(49)
Total interest income
(10,800)
8,512
1 Currency effects are included within the variances disclosed in this table.

Annual Report 2025 |
Additional regulatory information | UBS Group AG consolidated supplemental disclosures required under SEC regulations

Analysis of changes in interest income and expense (continued)
Analysis of changes in interest income and expense (continued)
2025 compared with 2024 2024 compared with 2023
Increase / (decrease)
due to changes in
1
Increase / (decrease)
due to changes in
1
USD m
Average
volume
Average
interest rate
Net
change
Average
volume
Average
interest rate
Net
change
Interest expense on interest-bearing liabilities
Amounts due to banks
Domestic
(310)
(229)
(539)
(273)
(367)
(640)
Foreign
31
(21)
10
31
37
68
Payables from securities financing transactions measured at amortized cost
Domestic
(18)
(216)
(234)
184
(29)
155
Foreign
435
(300)
135
(80)
83
3
Customer deposits
Domestic
(550)
(1,253)
(1,803)
1,268
235
1,503
of which: demand deposits
123
(504)
(381)
68
96
164
of which: savings and sweep deposits
66
(423)
(357)
26
142
168
of which: time deposits
(739)
(326)
(1,065)
1,174
(3)
1,171
Foreign
(587)
(2,449)
(3,036)
2,561
1,072
3,633
of which: demand deposits
13
(225)
(212)
(6)
51
45
of which: savings and sweep deposits
184
(134)
50
(226)
(93)
(319)
of which: time deposits
(784)
(2,090)
(2,874)
2,793
1,114
3,907
Commercial paper
Domestic
0
0
0
0
0
0
Foreign
(370)
(124)
(494)
(196)
23
(173)
Other short-term debt issued measured at amortized cost
Domestic
1
5
6
0
(2)
(2)
Foreign
244
(238)
6
172
(20)
152
Long-term debt issued measured at amortized cost
Domestic
46
(187)
(141)
1,573
463
2,036
Foreign
(464)
(452)
(916)
305
(285)
20
Financial liabilities at fair value (excluding debt issued designated at fair value)
Domestic
(1)
0
(1)
9
(17)
(8)
Foreign
399
(1,533)
(1,134)
281
394
675
Debt issued designated at fair value
Domestic
72
(63)
9
17
(18)
(1)
Foreign
(188)
(637)
(825)
454
(142)
312
Other interest-bearing liabilities
Domestic
11
(6)
5
26
0
26
Foreign
(169)
(395)
(564)
(81)
111
30
Interest expense
Domestic
(749)
(1,949)
(2,698)
2,804
265
3,069
Foreign
(669)
(6,150)
(6,819)
3,447
1,273
4,720
Total interest expense on interest-bearing liabilities
(1,418)
(8,099)
(9,517)
6,251
1,538
7,789
Swap interest on hedged debt issued and other swaps
(2,036)
989
Interest expense on off-balance sheet securities and other
113
(78)
Total interest expense
(11,439)
8,700
1 Currency effects are included within the variances disclosed in this table.

Annual Report 2025 |
Additional regulatory information | UBS Group AG consolidated supplemental disclosures required under SEC regulations

Deposits
The table below analyzes
average deposits and average
rates on each deposit
category for the years
ended 31 December
2025, 31 December 2024
and 31 December 2023.
For the purpose
of this disclosure,
foreign deposits represent deposits
from
depositors
who
are
based
outside
of
Switzerland.
Deposits
by
foreign
depositors
in
domestic
offices
were
USD 85,025m as of 31 December 2025 (31 December 2024: USD 87,345m; 31 December 2023: USD 92,784m).
Deposits
31.12.25 31.12.24 31.12.23
USD m, except where indicated
Average
deposits
Average
rate (%)
Average
deposits
Average
rate (%)
Average
deposits
Average
rate (%)
Due to banks
Domestic
Demand deposits
1,702
(0.2)
1,931
0.0
1,355
0.0
Time deposits
1,259
1.2
16,920
2.7
29,827
4.0
Total domestic
2,961
0.4
18,851
2.4
31,183
3.8
Foreign
Demand deposits
12,701
0.5
11,755
1.4
9,331
1.1
Time deposits
11,647
3.0
9,759
3.5
6,922
3.3
Total foreign
24,347
1.7
21,514
2.3
16,253
2.0
Total due to banks
1
27,308
1.5
40,365
2.4
47,435
3.2
Customer deposits
Domestic
Demand deposits
159,158
0.3
137,309
0.7
119,782
0.6
Savings and sweep deposits
158,523
0.1
139,790
0.3
127,017
0.2
Time deposits
55,691
2.0
114,608
3.4
45,708
2.6
Total domestic
373,372
0.5
391,707
1.4
292,508
0.8
Foreign
Demand deposits
85,555
0.7
82,996
0.9
86,249
0.8
Savings and sweep deposits
88,238
2.2
79,971
2.4
89,569
2.5
Time deposits
222,284
3.6
207,193
4.4
165,728
4.1
Total foreign
396,076
2.7
370,160
3.2
341,546
2.9
Total customer deposits
1
769,448
1.6
761,867
2.3
634,054
1.9
1 For the
purpose of this
table, the distinction
between foreign and
domestic deposits is
based on the
domicile of the
depositor,
while foreign and
domestic deposits disclosed
in previous tables
are based on
the
booking location.
Uninsured deposits
From the
combined total of
Due to
banks and
Customer deposits as
of 31 December
2025, total estimated
uninsured
deposits were
USD 609bn (31 December
2024: USD 559bn;
31 December 2023:
USD 670bn). Uninsured
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
maximum of EUR 3m per client
and EUR 30m per business)
and the
Federal Deposit
Insurance Corporation
(the FDIC)
scheme in
the Americas
(which protects
applicable deposits
up to
a
maximum of USD 250,000 per depositor, per insured bank, for each account ownership category).
The table below presents
the maturity of estimated
uninsured time deposits
as of 31 December 2025.
Where a depositor
holds multiple accounts that in aggregate are in excess of
a deposit insurance or protection limit, the insured amount is first allocated to the account with the shortest time to maturity.
Uninsured deposits
USD m
Uninsured time deposits
1
Within 3 months 196,877
3 to 6 months 18,894
6 to 12 months 15,282
Over 12 months 10,055
Total uninsured time deposits as of 31 December 2025 241,108
1 Amounts are estimated based on the methodologies defined in each local jurisdiction. As of 31 December 2025, there were no US time deposits subject to the FDIC scheme that were in excess of the FDIC insurance
limit.

Annual Report 2025 |
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
Investments in debt instruments
Within 1 year 1 to 5 years 5 to 10 years Over 10 years
USD m, except where indicated
Carrying
amount Yield (%)
Carrying
amount Yield (%)
Carrying
amount Yield (%)
Carrying
amount Yield (%)
Total carrying
amount
Debt instruments measured at fair value through
other comprehensive income
Government bills / bonds
484
3.53
11,175
2.25
11,659
Corporate and other
2,145
4.59
64
1.76
2,208
Subtotal as of 31 December 2025
2,145
548
11,175
13,868
Debt securities measured at amortized cost
Asset-backed securities
260
1.12
1,447
2.58
8,494
3.78
10,202
Government bills / bonds
2,899
2.74
9,665
2.49
4,524
3.62
3,561
3.90
20,648
Corporate and other
3,290
2.30
16,390
2.59
2,684
2.63
22,364
Subtotal as of 31 December 2025
6,189
26,315
8,655
12,055
53,214
Total as of 31 December 2025
8,334
26,863
19,830
12,055
67,081
Loan portfolio
The
table
below provides
the
maturity
profile
of
UBS’s core
loan
portfolio as
of
31 December 2025.
The
contractual
maturity
is
based
on
carrying
amounts
and
includes
the
effect
of
callable
features.
For
loans
due
after
one
year,
a
breakdown between fixed and adjustable or floating interest rates is also provided.
Loan portfolio
USD m 31.12.25
Within 1 year
1 to 5 years 5 to 15 years Over 15 years
Total
of which: over 1 year
Fixed rate
Adjustable or
floating rate
Private clients with mortgages
43,262
158,021
54,944
31,197
287,424
160,406
83,756
Real estate financing
37,544
41,036
13,490
264
92,334
42,037
12,753
Large corporate clients
8,390
16,632
1,688
43
26,752
6,235
12,127
SME clients
13,066
8,220
2,494
25
23,805
7,764
2,974
Lombard
154,178
10,498
601
43
165,320
9,619
1,523
Credit cards
2,408
0
0
0
2,408
0
0
Commodity trade finance
4,778
71
0
0
4,849
70
1
Ship / aircraft financing
1,106
5,611
2,036
0
8,753
0
7,647
Consumer financing
253
1,477
1,235
0
2,966
2,713
0
Other loans and advances to customers
17,930
18,458
2,786
61
39,235
5,340
15,965
Loans to financial advisors
112
326
2,211
67
2,716
2,604
0
Total
283,029
260,349
81,485
31,699
656,562
236,786
136,747
Allowance for credit losses
For the
years ended
31 December 2025,
31 December 2024
and 31 December
2023, the
ratio of
net charge-offs
(i.e.
write-offs
of
expected
credit
loss
allowances
to
gross
carrying
amount
of
the
average
loans
outstanding)
during
the
period was not material for UBS’s core loan portfolio, both
on an overall basis and on an individual loan category basis.
Total write-offs for 31 December
2025 were
USD 374m (31 December
2024: USD 348m;
31 December 2023:
USD 93m).
Refer to the coverage ratio tables in “Note 9 Financial assets at amortized cost and other positions in scope of expected credit loss measurement”
in the
“Consolidated financial
statements” section
of this
report for the
ratio of
expected credit
loss allowances to total loans outstanding at the end of each period.

Annual Report 2025 |
Appendix

Appendix
Alternative performance measures
An alternative
performance measure
(an APM)
is a
financial measure
of historical
or future
financial performance,
financial
position
or
cash
flows
other
than
a
financial
measure
defined
or
specified
in
the
applicable
recognized
accounting
standards
or
in
other
applicable
regulations.
A
number
of
APMs
are
reported
in
the
discussion
of
the
financial
and
operating performance of
the external
reports (annual, quarterly
and other
reports). APMs are
used to provide
a more
complete picture of
operating performance and
to reflect management’s
view of the
fundamental drivers of
the business
results. The
table below
indicates where
an APM
also qualifies
as non-GAAP
measure as
defined by
US Securities
and
Exchange Commission (SEC) regulations. A
definition of each APM,
and non-GAAP measure as
applicable, the method
used to calculate it and the information content are presented in alphabetical order in the table below.
APM / non-GAAP label
Calculation
Information content / usefulness
Cost / income ratio (%) Calculated as operating expenses divided by total revenues.
This measure provides information about the
efficiency of the business by comparing operating
expenses with total revenues.
Cost / income ratio (underlying) (%)
(non-GAAP measure)
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
Credit-impaired loan portfolio as a
percentage of total loan portfolio,
gross (%)
– Global Wealth Management,
Personal & Corporate Banking
Calculated as credit-impaired loan portfolio divided by
total gross loan portfolio.
This measure provides information about the
proportion of the credit-impaired loan portfolio in the
total gross loan portfolio.
Customer deposit volumes (USD)
– Global Wealth Management
(non-GAAP measure)
Calculated as the sum of customer deposits and
brokerage payables.
This measure provides information about the volume
of customer deposits in Global Wealth Management.
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

Annual Report 2025 |
Appendix

APM / non-GAAP label
Calculation
Information content / usefulness
Integration-related expenses (USD)
(non-GAAP measure)
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
Invested assets (USD and CHF) Calculated as the sum of managed fund assets, managed institutional assets, discretionary and
advisory wealth management portfolios, fiduciary
deposits, time deposits, savings accounts, and wealth
management securities or brokerage accounts.
This measure provides information about the volume
of client assets managed by or deposited with UBS for
investment purposes.
Loan volumes (USD)
– Global Wealth Management
(non-GAAP measure)
Calculated as loans and advances to customers and
brokerage receivables, gross of expected credit losses.
This measure provides information about the loan
volumes in Global Wealth Management.
Net interest income (underlying) (USD)
– Global Wealth Management,
Personal & Corporate Banking
(non-GAAP measure)
Calculated by adjusting net interest income as
reported in accordance with IFRS Accounting
Standards for items that management believes are
not representative of the underlying performance of
the businesses.
This measure provides information about the amount
of net interest income, while excluding items that
management believes are not representative of the
underlying performance of the businesses.
Net interest margin (bps)
– Personal & Corporate Banking
Calculated as net interest income (annualized for
reporting periods shorter than 12 months) divided by
average loans.
This measure provides information about the
profitability of the business by calculating the
difference between the interest charged for lending
and the associated cost of funding, relative to loan
value.
Net management fees (USD)
– Asset Management
(non-GAAP measure)
Calculated as the total of transaction fees, fund
administration revenues (including net interest and
trading income from lending activities and foreign-
exchange hedging as part of the fund services
offering), distribution fees, incremental fund-related
expenses, gains or losses from seed money and co-
investments, funding costs, the negative pass-through
impact of third-party performance fees, and other
items that are not Asset Management’s performance
fees.
This measure provides information about the amount
of net management fees earned through managing
client assets.
Net new assets (USD)
– Global Wealth Management
Calculated as the net amount of inflows and outflows
of invested assets (as defined in UBS policy) recorded
during a specific period, plus interest and dividends.
Excluded from the calculation are movements due to
market performance, foreign exchange translation,
fees, and the effects on invested assets of strategic
decisions by UBS to exit markets or cease offering
services in a particular location, or those resulting
from new externally imposed regulations.
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
Net new deposit volumes (USD)
– Global Wealth Management
(non-GAAP measure)
Calculated as the net amount of inflows and outflows
of deposit volumes recorded during a specific period.
Deposits include customer deposits and customer
brokerage payables. Excluded from the calculation are
movements due to fair value measurement, foreign
exchange translation, accrued interest and fees, as
well as the effects on customer deposits of strategic
decisions by UBS to exit markets or cease offering
services in a particular location, or those resulting
from new externally imposed regulations.
This measure provides information about the
development of deposits during a specific period as a
result of net new deposit flows.
Net new fee-generating assets (USD)
– Global Wealth Management
Calculated as the net amount of fee-generating asset
inflows and outflows, including dividend and interest
inflows into mandates and outflows from mandate
fees paid by clients during a specific period. Excluded
from the calculation are the effects on fee-generating
assets of strategic decisions by UBS to exit markets or
cease offering services in a particular location, or
those resulting from new externally imposed
regulations.
This measure provides information about the
development of fee-generating assets during a
specific period as a result of net flows, excluding
movements due to market performance and foreign
exchange translation, as well as the effects on fee-
generating assets of strategic decisions by UBS to exit
markets or cease offering services in a particular
location, or those resulting from new externally
imposed regulations.

Annual Report 2025 |
Appendix

APM / non-GAAP label
Calculation
Information content / usefulness
Net new loan volumes (USD)
– Global Wealth Management
(non-GAAP measure)
Calculated as the net amount of originations,
drawdowns and repayments of loan volumes
recorded during a specific period. Loan volumes
include loans and advances to customers and
customer brokerage receivables. Excluded from the
calculation are allowances, movements due to fair
value measurement and foreign exchange translation,
as well as the effects on loans and advances to
customers of strategic decisions by UBS to exit
markets or cease offering services in a particular
location, or those resulting from new externally
imposed regulations.
This measure provides information about the
development of loan volumes during a specific period
as a result of net new loan volumes.
Net new money (USD)
– Global Wealth Management,
Asset Management
Calculated as the net amount of inflows and outflows
of invested assets (as defined in UBS policy) recorded
during a specific period. Excluded from the calculation
are movements due to market performance, foreign
exchange translation, dividends, interest and fees, as
well as the effects on invested assets of strategic
decisions by UBS to exit markets or cease offering
services in a particular location, or those resulting
from new externally imposed regulations.
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
(non-GAAP measure)
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
(non-GAAP measure)
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
businesses.
Other revenues (USD and CHF)
– Global Wealth Management,
Personal & Corporate banking
(non-GAAP measure)
Calculated by including other income as reported in
accordance with IFRS Accounting Standards, profit or
loss related to non-client derivative instruments and
profit or loss related to equity investments measured
at fair value through profit or loss.
This measure provides information about residual
business division revenues, after deduction of net
interest income, recurring net fee income and
transaction-based income.
Other revenues (underlying)
(USD and CHF)
– Global Wealth Management,
Personal & Corporate banking
(non-GAAP measure)
Calculated by adjusting other revenues for items that
management believes are not representative of the
underlying performance of the businesses.
This measure provides information about the amount
of other revenues, while excluding items that
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
Pre-tax profit growth (underlying) (%)
– Global Wealth Management,
Personal & Corporate Banking,
Asset Management,
the Investment Bank
(non-GAAP measure)
Calculated as the change in underlying net profit
before tax attributable to shareholders from
continuing operations between current and
comparison periods divided by underlying net profit
before tax attributable to shareholders from
continuing operations of the comparison period.
Underlying net profit before tax attributable to
shareholders from continuing operations excludes
items that management believes are not
representative of the underlying performance of the
businesses and also excludes related tax impact.
This measure provides information about pre-tax
profit growth since the comparison period, while
excluding items that management believes are not
representative of the underlying performance of the
businesses.
Recurring net fee income
(USD and CHF)
– Personal & Corporate Banking
(non-GAAP measure)
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

Annual Report 2025 |
Appendix

APM / non-GAAP label
Calculation
Information content / usefulness
Return on attributed equity
(underlying) (%)
(non-GAAP measure)
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
Return on common equity tier 1 capital
(underlying) (%)
(non-GAAP measure)
Calculated as underlying net profit attributable to
shareholders (annualized for reporting periods shorter
than 12 months) divided by average common equity
tier 1 capital. Underlying net profit attributable to
shareholders excludes items that management
believes are not representative of the underlying
performance of the businesses and also excludes
related tax impact.
This measure provides information about the
profitability of the business in relation to common
equity tier 1 capital, while excluding items that
management believes are not representative of the
underlying performance of the businesses.
Return on equity (%) Calculated as net profit attributable to shareholders
(annualized for reporting periods shorter than
12 months) divided by average equity attributable to
shareholders.
This measure provides information about the
profitability of the business in relation to equity.
Return on tangible equity (%) Calculated as net profit attributable to shareholders
(annualized for reporting periods shorter than
12 months) divided by average equity attributable to
shareholders less average goodwill and intangible
assets.
This measure provides information about the
profitability of the business in relation to tangible
equity.
Return on tangible equity (underlying)
(%)
(non-GAAP measure)
Calculated as underlying net profit attributable to
shareholders (annualized for reporting periods shorter
than 12 months) divided by average equity
attributable to shareholders less average goodwill and
intangible assets. Underlying net profit attributable to
shareholders excludes items that management
believes are not representative of the underlying
performance of the businesses and also excludes
related tax impact.
This measure provides information about the
profitability of the business in relation to tangible
equity, while excluding items that management
believes are not representative of the underlying
performance of the businesses.
Revenues over leverage ratio
denominator, gross (%)
Calculated as total revenues (annualized for reporting
periods shorter than 12 months) divided by the
average leverage ratio denominator.
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
(non-GAAP measure)
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
(non-GAAP measure)
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
Transaction-based income (underlying)
(USD and CHF)
– Global Wealth Management,
Personal & Corporate Banking
(non-GAAP measure)
Calculated by adjusting transaction-based income for
items that management believes are not
representative of the underlying performance of the
businesses.
This measure provides information about the amount
of transaction-based income, while excluding items
that management believes are not representative of
the underlying performance of the businesses.
This is
a general
list of
the APMs
and non-GAAP
measures used
in our
financial reporting.
Not all
of the
above-listed
measures may appear in this particular report.

Annual Report 2025 |
Appendix

Information related to underlying return on common equity tier 1 capital (RoCET1) and underlying return on tangible equity (%)
As of or for the year ended
USD m 31.12.25 31.12.24
Underlying net profit / (loss) attributable to shareholders
9,891
6,609
Tangible equity
83,265
78,192
Average tangible equity
81,544
77,973
CET1 capital
71,262
71,367
Average CET1 capital
71,958
75,666
Underlying return on tangible equity (%)
12.1
8.5
Underlying return on common equity tier 1 capital (%)
13.7
8.7

Annual Report 2025 |
Appendix

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
CORC
Compliance and
Operational Risk Control
CRM
credit risk mitigation
CRO
Chief Risk Officer
CST
combined stress test
CUSIP
Committee on Uniform
Security Identification
Procedures
CVA
credit valuation adjustment
D
DBO
defined benefit obligation
DCCP
Deferred Contingent
Capital Plan
DFAST
Dodd–Frank Act Stress Test
DisO-FINMA
FINMA Ordinance on the
Disclosure Obligations of
Banks and Securities Firms
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
GCORC
Group Compliance and
Operational Risk Control
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

Annual Report 2025 |
Appendix

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
VAT value-added tax
This is a general list
of the abbreviations frequently used
in our financial reporting. Not all
of the listed abbreviations may
appear in this particular report.

Annual Report 2025 |
Appendix

Information sources
Reporting publications
Annual publications
UBS Group
Annual Report:
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
” :
This
publication
provides
a
German
translation
of
selected
sections
of
the
UBS Group Annual Report.
Compensation Report:
This report discusses
the compensation framework
and provides information
about compensation
for
the
Board
of
Directors
and
the
Group
Executive
Board
members.
It
is
available
in
English
and
German
( “Vergütungsbericht ”) and represents a component of the UBS Group Annual Report.
Sustainability Report:
Published in
English, the
UBS Group
Sustainability Report
provides disclosures
on environmental,
social and governance (ESG) topics.
Quarterly publications
Quarterly
financial
report:
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
document that is
filed
with the SEC is available on the SEC’s website: sec.gov . Refer to ubs.com/investors for more information.

Annual Report 2025 |
Appendix

Cautionary statement regarding forward-looking statements
|
This report contains statements
that constitute “forward-looking statements”,
including but
not limited to
management’s outlook for
UBS’s financial performance,
statements relating to
the anticipated effect
of transactions and
strategic initiatives on
UBS’s business and future development and goals. While these forward-looking statements represent UBS’s judgments, expectations and objectives concerning the matters described, a number of risks, uncertainties
and other important factors could cause actual
developments and results to differ materially
from UBS’s
expectations.
In
particular,
the global
economy
may suffer
significant adverse
effects
from
increasing
political tensions
between world
powers, changes
to
international trade
policies, including
those related
to tariffs
and trade
barriers, and
evolving armed
conflicts.
UBS’s acquisition
of the
Credit
Suisse
Group
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
have greater risks
or liabilities, including
those related to
litigation, than expected.
Following the failure
of Credit Suisse,
Switzerland is
considering significant changes to its
capital, resolution and regulatory regime, which,
if adopted, would significantly increase
our capital requirements or impose
other costs on UBS. These factors
create greater uncertainty about forward
-looking statements. Other factors that may affect
UBS’s performance and ability to
achieve its plans, outlook and other objectives also include, but are not limited to: (i) the degree to which UBS is successful in the execution of its strategic plans,
including its
cost reduction
and efficiency
initiatives and
its ability
to manage
its levels
of risk-weighted
assets (RWA)
and leverage
ratio denominator
(LRD),
liquidity coverage
ratio and
other financial
resources, including
changes in
RWA assets
and liabilities
arising from
higher market
volatility and
the size
of the
combined Group; (ii) the degree to which UBS is
successful in implementing changes to its
businesses to meet changing market, regulatory and
other conditions,
including any potential changes to
banking examination and oversight practices
and standards as a
result of executive branch
orders or staff
interpretations of
law in the US;
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
of funding,
including as
affected by
the marketability
of additional
tier one
debt instruments,
to meet
requirements
for
debt
eligible
for
total
loss-absorbing
capacity
(TLAC);
(vi) changes
in
and
potential
divergence
between
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
on transfers
of capital
and liquidity
and sharing
of operational
costs across
the Group
or other
measures, and
the effect
these will
or would
have on
UBS’s
business activities; (vii) UBS’s ability to successfully implement resolvability and related regulatory
requirements and the potential need
to make further changes
to the legal structure or booking model of UBS in response to legal and regulatory requirements including heightened requirements and expectations due to its acquisition of the Credit Suisse Group;
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
including litigation it
has inherited by
virtue of
the acquisition
of Credit
Suisse, contractual
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
or, in
the case of financial
difficulties, due to the
exercise by FINMA or
the regulators of UBS’s
operations in other countries
of their broad statutory
powers in relation to
protective measures, restructuring
and liquidation proceedings; (xix) the
degree to which changes
in regulation, capital or
legal structure,
financial results
or other
factors may
affect UBS’s
ability to
maintain its
stated capital
return objective;
(xx) uncertainty over
the scope
of actions
that may
be
required
by UBS,
governments and
others for
UBS to
achieve goals
relating to
climate, environmental
and social
matters, as
well as
the evolving
nature of
underlying science and industry and the
increasing divergence among regulatory regimes; (xxi) the ability of UBS to access capital markets;
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
with the SEC, including
the UBS Group
AG and UBS AG
Annual Reports on Form
20-F for the year
ended 31 December 2025. UBS
is not
under any obligation to (and expressly disclaims any obligation to)
update or alter its forward-looking statements, whether as a result of new information, future
events, or otherwise.
Rounding |
Numbers presented
throughout this
report may
not add up
precisely to
the totals provided
in the tables,
infographics and text.
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